Form 10KSB, Exhibit 13
period 1996-12-31
UNITY BANCORP INC /DE/
filed 1997-03-31
CIK 920427

EXHIBIT 13
                                  ANNUAL REPORT


The Cover
The cover depicts the Bank's decision to enhance its founding commitment to customer service by integrating a variety of electronic delivery systems.


MISSION STATEMENT

Unity Bancorp, Inc.'s business philosophy is to build a significant presence in its primary and secondary markets by professionally delivering high caliber financial services to small businesses, professional firms and individuals. By delivering such services, Unity Bancorp, Inc. looks to enhance shareholders' value through achieving levels of profitability and growth in the book value of its stock that exceed peer comparisons.

Unity Bancorp, Inc. and Subsidiary

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's financial statements and the notes relating thereto including herein. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability with 1996 data.

Overview and Strategy
Since the Company commenced operations in September, 1991, the Company has increased its asset base at a rapid pace. The Company was created through the purchase of two existing branches from the Resolution Trust Corporation ("RTC"). Upon commencement of its operations, the Company had total assets of $61.9 million, consisting primarily of cash and cash equivalents and investment securities. At December 31, 1996, the Company had total assets of $172.7 million, including loans of $97.8 million. Upon commencing operations, the Company had two offices located in Annandale and North Plainfield, New Jersey. The Company has subsequently expanded along the Route 22/78 corridor into Flemington and eastward into Scotch Plains, Springfield and Union, New Jersey. In addition, the Company has relocated its main office from Annandale to Clinton, New Jersey. Although the Company's emphasis has been on growth, the Company became profitable in its second year of operation, and its net income has increased to $1.044 million for the year ended December 31, 1996. The Company's income for the year ended December 31, 1996 would have been $1.267 million without giving effect to the one time special Savings Association Insurance Fund "SAIF" assessment discussed below. As a result of the Company's success in continuing growth while increasing profitability, and in order to provide stockholders a return on their investment, the Company began paying cash dividends in the first quarter of 1995.

Results of Operations
The Company's results of operations depend primarily on its net interest income, which is the difference between the interest earned on its interest-earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest margin is a function of the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average level of interest-earning assets as compared with that of interest-bearing liabilities. Net income is also affected by the amount of non-interest income and operating expenses.

Net Income
For the year ended December 31, 1996, net income totaled $1.044 million, or $.74 per share, remaining relatively unchanged from the $1.005 million or $.83 per share, earned in the comparable period of 1995. Income for the year ended December 31, 1996, was adversely affected by the Company's payment of a one time assessment of $370 thousand in connection with the congressionally mandated recapitalization of the SAIF. Absent this one time assessment, the Company's net income would have increased by $261 thousand, or 26%, over net income for the year ended 1995 to $1.267 million or $.89 per share. Although the Company's net interest income increased by $1.7 million, or 37.6%, over the comparable period of 1995, the increase was offset by an increase of $2.4 million, or 61.0%, in total other expenses, including the one time SAIF assessment. The increase in the Company's net interest income resulted from an increase of $3.1 million, or 39.8%, in total interest income partially offset by a $1.4 million increase in total interest expense. The increase in total interest income was attributable to a $38.7 million, or 65.5%, increase in the Company's loan portfolio, partially offset by a decline in rate on the portfolio. The Company's average yield on its interest earning assets declined to 7.94% for the year ended December 31, 1996 from 8.24% for the comparable period of 1995, as the yield on its loan portfolio declined from 10.69% for the twelve months ended December 31, 1996 to 9.78% for the twelve months ended December 31, 1995. The decline in the Company's average yield reflects the repricing of the Company's adjustable rate loans to lower market rates of interest during 1996. In addition, new loans originated by the Company during 1996 were at lower rates of interest than those loans originated during 1995, reflecting reduced market rates.

The Company's net income increased from 1994 to 1995 by $249 thousand, or 32.9%, to $1.0 million for the year ended December 31, 1995 from $756 thousand for the year ended December 31, 1994. This increase was primarily attributable to an increase in net interest income of $1.3 million, or 42.7%, during 1995. The increase in net interest income was attributable to an increase in interest income of $2.8 million, or 57.4%, to $7.8 million for the year ended December 31, 1995 from $4.9 million for the year ended December 31, 1994, primarily as a result of an increase in the Company's loan portfolio. The volume increases in the Company's loan portfolio were primarily funded through the maturation of lower yielding securities, thereby increasing the Company's average yield and net margin. The Company's average yield on interest earning assets increased to 8.24% for the year ended December 31, 1995 from 7.18% for the year ended December 31, 1994.

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

Interest expense rose $1.4 million, or 42.7%, to $4.8 million for the year ended December 31, 1996 compared to $3.3 million for the year ended December 31, 1995, and $1.5 million, or 82.2%, to $3.3 million for the year ended December 31, 1995 from $1.8 million for the year ended December 31, 1994. The increases in interest expense over all periods is primarily attributable to a 38.3% increase in the Company's deposits from December 31, 1995 to December 31, 1996.

The increase in net interest income during 1995 compared to 1994 was partially offset by higher other expenses and a higher provision for loan losses.

COMPARATIVE AVERAGE BALANCE SHEETS
The following table reflects the components of the Company's net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and stockholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) the Company's net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) the Company's net yield on interest-earning assets. Rates are computed on a taxable equivalent basis.

INTEREST DATA

(Dollar Amounts in Thousands - Interest Amounts and Interest Rates on a Fully Tax-Equivalent Basis)



------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                 1996                           1995                         1994
------------------------------------------------------------------------------------------------------------------------------------
                                           Average                        Average                        Average
                                           Balance    Interest     Rate   Balance    Interest   Rate     Balance   Interest    Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets
Interest earning assets:
   Taxable loans (net of unearned
   income)                                $ 79,063    $ 7,732     9.78%   $44,742     $4,782    10.69%    $31,295    $2,962    9.47%
   Tax exempt securities                       718         41     5.71%        93          5     5.33%          0         0    0.00%
   Taxable investments                      34,678      2,089     6.03%    31,778      2,074     6.53%     27,424     1,716    6.26%
   Interest bearing deposits                12,907        501     3.88%    12,670        617     4.87%      7,847       166    2.12%
   Federal funds sold                        9,653        512     5.30%     5,012        292     5.82%      2,191        93    4.26%
------------------------------------------------------------------------------------------------------------------------------------
   Total interest earning assets           137,019     10,875     7.94%    94,295      7,770     8.24%     68,757     4,937    7.18%
   Non-interest earning assets               5,948                          3,328                           2,415
   Allowance for possible
   loan losses                                (750)                          (447)                           (349)
------------------------------------------------------------------------------------------------------------------------------------
        Total average assets              $142,217                        $97,176                         $70,823
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and
  Shareholders' Equity
   Interest bearing liabilities:
   NOW deposits                           $ 13,664    $   309     2.26%    $10,665     $  275    2.58%     $ 6,288   $  153    2.43%
   Savings deposits                         23,401        656     2.80%     20,677        626    3.03%      23,467      647    2.76%
   Money market deposits                     6,883        211     3.07%      5,277        197    3.74%       3,595      100    2.78%
   Time deposits                            63,353      3,485     5.50%     38,781      2,113    5.45%      23,555      930    3.95%
   Subordinated debt                         1,041         94     9.05%      1,378        123    8.94%           0        0    0.00%
------------------------------------------------------------------------------------------------------------------------------------
   Total interest bearing liabilities      108,342      4,755     4.39%     76,778      3,334    4.34%      56,905    1,830    3.22%
   Non-interest bearing liabilities            928                             670                             226
   Demand deposits                          21,797                          11,887                           7,134
   Shareholders' equity                     11,150                           7,841                           6,558
------------------------------------------------------------------------------------------------------------------------------------
   Total average liabilities              $142,217                         $97,176                         $70,823
------------------------------------------------------------------------------------------------------------------------------------
   Net interest income                                $ 6,120                         $4,436                         $3,107
------------------------------------------------------------------------------------------------------------------------------------
   Net interest rate spread                                       3.55%                          3.90%                         3.97%
------------------------------------------------------------------------------------------------------------------------------------
   Net interest income/margin
   on average earning assets                                      4.47%                          4.70%                         4.52%
------------------------------------------------------------------------------------------------------------------------------------

Unity Bancorp, Inc. and Subsidiary

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The following table presents by category the major factors that contributed to the changes in net interest income for each of the years ended December 31, 1996, 1995 and 1994, as compared to each respective previous period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.

VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME
(Dollar Amounts in Thousands on a Fully Tax-Equivalent Basis)

------------------------------------------------------------------------------------------------------------------------------------
                                                                Year Ended December 31,                 Year Ended December 31,
                                                              1996 versus 1995 Increase                1995 versus 1994 Increase
                                                              (Decrease) Due to Change in:            (Decrease) Due to Change in:
------------------------------------------------------------------------------------------------------------------------------------
                                                           Volume         Rate          Net         Volume       Rate          Net
------------------------------------------------------------------------------------------------------------------------------------
Interest Earning Assets
Interest income:
        Taxable loans (net of unearned
        income)                                            $3,668        $(406)        $(312)       $1,273        $382        $164
        Tax exempt securities                                  33            0             2             0           0           5
        Taxable investment securities                         189         (159)          (15)          272          74          12
        Interest bearing deposits                              12         (125)           (2)          102         216         133
        Federal funds sold                                    270          (26)          (24)          120          34          44
------------------------------------------------------------------------------------------------------------------------------------
        Total interest income                              $4,172        $(716)        $(351)       $1,767        $706        $358
------------------------------------------------------------------------------------------------------------------------------------
Interest Bearing Liabilities
        Interest expense:
        NOW deposits                                       $   77        $ (34)         $(10)         $107          $9          $6
        Savings deposits                                       82          (46)           (6)          (77)         63          (8)
        Money market deposits                                  60          (36)          (11)           47          34          16
        Time deposits                                       1,339           21            13           601         353         228
        Subordinated debt                                     (30)           2            (0)            0           0         123
------------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                              1,528          (93)          (14)          678         459         365
------------------------------------------------------------------------------------------------------------------------------------
        Net interest income                                $2,644        $(623)        $(337)       $1,089        $247         $(7)
------------------------------------------------------------------------------------------------------------------------------------


PROVISION FOR LOAN LOSSES
For the year ended December 31, 1996, the Company's provision for loan losses was $416 thousand, an increase of $188 thousand, or 82% over the provision for the comparable period ending December 31, 1995. For the year ended December 31, 1995, the Company's provision for loan losses was $229 thousand, an increase of $68 thousand over the provision of $161 thousand for the year ended December 31, 1994. The increased provisions reflect the continued growth in the Company's loan portfolio.

OTHER INCOME
Other income, primarily consisting of gains on sales of loans and service fees received from deposit accounts, amounted to $2.4 million for the year ended December 31, 1996, an increase of $1.0 million, or 73.6%, from the comparable period of 1995. Other income for the year ended December 31, 1995 increased by $757 thousand, or 120%, to $1.4 million compared to $628 thousand in 1994. These increases were primarily related to increased gains on sale of loans by the Company in both the years December 31, 1996 and December 31, 1995, as well as the Company's increasing level of deposits. The Company is an active participant in the United States Small Business Administration's ("SBA") guaranteed loan program and the Company has been designated a "preferred lender" for the States of New Jersey, Delaware, New York and Pennsylvania. Under the SBA program, the SBA guarantees between 75% and 90% of the principal balance of any approved loan. After closing a loan, the Company sells the guaranteed portion of the loan. For the year ended December 31, 1996, the Company recognized $1.5 million in income from the gain on sale of loans, an increase of $597 thousand, or 68.5%, compared to the year ended December 31, 1995. For the year ended December 31, 1995, the Company recognized income of $871 thousand from the gain on sale of loans, an increase of $624 thousand over the $247 thousand recognized for the year ended December 31, 1994. The increases in gain on sale of loans are attributable to the Company's increasing penetration of the small business loan market in the Company's trade areas.

Other Expenses
Other expenses for year ended December 31, 1996 amounted to $6.4 million, an increase of $2.4 million, or 61.0%, from the comparable period of 1995 when other expenses totaled $4.0 million. For the year ended December 31, 1995, other expenses increased by $1.4 million, or 53.0%, compared to $2.6 million for the year ended December 31, 1994. These increases were primarily attributable to increased salary, occupancy and other operating expenses. The increases in salary

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

and occupancy expenses during the years ended December 31, 1995 and December 31, 1996 reflect the Company's expansion through the establishment of new branches. Beginning in 1995, the Company opened new branches in Flemington and Springfield and continued its expansion in 1996 by opening new offices in Scotch Plains and Union, New Jersey, in addition to relocating its main branch and corporate headquarters from Annandale to new leased space in Clinton, New Jersey. Other expenses also increased for the year ended December 31, 1996 due to the one-time special assessment imposed by the FDIC to recapitalize the Savings Association Insurance Fund, which insures the Bank's deposits. The one time assessment resulted in a charge of $370 thousand ($222 thousand after taxes). The recapitalization has led to reduced insurance premiums for the Company, as the FDIC has adopted a new premium assessment schedule under which the highest rated institution will pay only a $2 thousand annual assessment and other institutions will pay premiums of up to 27 basis points of assessed deposits.

Income Tax Expense
The income tax provision, which includes both federal and state taxes, for the year ended December 31, 1996 and for the years ended December 31, 1995 and 1994 was $644 thousand, $609 thousand and $219 thousand, respectively. Increases in income taxes were primarily attributable to increases in income before taxes in all periods reported, as well as full utilization of the Company's net operating loss carryforwards during the year ended December 31, 1994.

Financial Condition
At December 31, 1996, the Company's total assets were $172.7 million, compared to $121.8 million at December 31, 1995 and $78.6 million at December 31, 1994. Total loans increased to $97.8 million at December 31, 1996 from $59.1 million at December 31, 1995 and $36.4 million at December 31, 1994. Total deposits increased to $153.6 million at December 31, 1996 from $111.0 million at December 31, 1995 and $70.7 million at December 31, 1994.

Loan Portfolio
At December 31, 1996, the Company's total loans were $97.8 million, an increase of $38.7 million, or 65.7%, over total loans at December 31, 1995. The Company's loan portfolio at December 31, 1995 totaled $59.1 million, an increase of $22.7 million, or 62.3%, over total loans at December 31, 1994. These increases in the Company's loan portfolio reflect the Company's expansion through its new branches as well as its continued penetration of its existing marketplace.

The following table sets forth the classification of the Company's loans by major category at December 31, 1996 and as of December 31, 1995:

(Dollars in Thousands)
----------------------------------------------------------------------------
December 31,                            1996                   1995
                                  Amount    Percent      Amount     Percent
----------------------------------------------------------------------------
Commercial and industrial        $17,965     18.4%      $ 9,125      15.4%
Real estate
    Non-residential properties    41,674     42.6%       23,612      40.0%
    Residential properties        23,044     23.6%       16,034      27.1%
    Construction                  10,223     10.4%        5,705       9.7%
Lease financing                       17      0.0%           83       0.1%
Consumer                           4,924      5.0%        4,549       7.7%
----------------------------------------------------------------------------
Total loans                      $97,847    100.0%      $59,108     100.0%
----------------------------------------------------------------------------

The following table sets forth commercial and construction loans as of December 31, 1996 in terms of loan maturities and interest rate sensitivity:

(Dollars in Thousands)
----------------------------------------------------------------------------
                                 Within     1 to 5   After
                                 1 Year     Years   5 Years    Total
----------------------------------------------------------------------------
Commercial                      $ 7,365    $8,909   $1,692   $17,966
Real estate - Construction        6,143       867    3,213    10,223
----------------------------------------------------------------------------
Total Loans (a)                 $13,508    $9,776   $4,905   $28,189
----------------------------------------------------------------------------

     (a) Loans due after one-year totaling $10,601 have fixed interest rates. The remaining 28% of such loans or $4,080 have floating or adjustable rates.


The Company's loan portfolio consists of commercial and industrial loans, real estate loans and consumer loans. Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Real estate loans consist of loans secured by commercial or residential property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.

The Company's loans are primarily to businesses and individuals located in the Company's trade area. The Company has not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers. The Company believes that its strategy of customer service,

Unity Bancorp, Inc. and Subsidiary

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

competitive rate structures and selective marketing, have enabled the Company to gain market entry to local loans. Mergers and lending curtailments at larger banks competing with the Company have also contributed to the Company's efforts to attract borrowers.

ASSET QUALITY
The Company's principal earning assets are its loans. Inherent in the lending function is the risk of the borrower's inability to repay the borrower's loan under its existing terms. Risk elements include non accrual loans, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

Non-performing assets include loans that are not accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments as interest.

The following table sets forth information concerning the Company's non-performing assets as of the dates indicated:

(Dollars in Thousands)
---------------------------------------------------------
December 31,                                 1996    1995
---------------------------------------------------------
Non-accrual loans                            $669     $78
Non-accrual loans to total loans             0.68%   0.13%
Non-performing assets to total assets        0.50%   0.30%
Allowance for possible loan losses as a
  percentage of non-performing loans       103.02% 165.29%
----------------------------------------------------------

The Company attempts to minimize overall credit risk through loan diversification and its loan approval procedures. The Company's due diligence begins at the time a borrower and the Company begin to discuss the origination of a loan. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic review.


The Company's non-accrual loans increased by $591 thousand from year end 1995 to $669 thousand at December 31, 1996. This increase was primarily attributable to the addition of nine loans being placed on non-accrual status during the year, while the Company's one non-accrual loan in 1995 was charged off. At December 31, 1996, $191 thousand in loans were past due greater than 90 days but still accruing interest.

The interest income that would have been recorded had these loans performed under the original contract terms was not material for the years ended December 31, 1995 and 1994 and was $61 thousand for the year ended December 31, 1996.

At the dates indicated in the above table, there were no concentration of loans exceeding 10% of the Company's total loans and the Company had no foreign loans.

Loans not included in past due, nonaccrual or restructured categories, but where known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months, totaled $513 thousand at December 31, 1996.

ALLOWANCE FOR LOAN LOSSES
The Company attempts to maintain an allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by the Company's officers, by outside, independent loan review auditors and by the Company's Audit Committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e., loans judged to be uncollectible and charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate, future additions to the allowance may be necessary based upon changes in market conditions. In addition, various regulatory agencies periodically review the Company's allowance for loan losses. These agencies may require the Company to take additional provisions based on their judgments about information available to them at the time of their examination.

The Company's allowance for possible loan losses totaled $886 thousand, $562 thousand and $380 thousand at December 31, 1996, 1995 and 1994, respectively. The increases in the allowance are due to the continued increase in the Company's total loan portfolio.

The following is a summary of the reconciliation of the allowance for loan losses for the years ended years ended December 31, 1996, 1995 and 1994:

Analysis of the Allowance for Loan Losses
(Dollars in Thousands)
----------------------------------------------------------
Year Ended December 31,               1996    1995    1994
----------------------------------------------------------
Balance at Beginning of Year          $562    $380    $302
Charge-offs
        Real estate                      0      49      45
        Installment                      6       1      10
        Commercial                      44       0      28
        Lease financing                 42       0       0
----------------------------------------------------------
Total charge offs                       92      50      83
----------------------------------------------------------
Recoveries
Real estate                              0       3       0
----------------------------------------------------------
Total recoveries                         0       3       0
----------------------------------------------------------
Total net charge offs                   92      47      83
----------------------------------------------------------
Provision charged to expense           416     229     161
----------------------------------------------------------
Balance of allowance at end of year   $886    $562    $380
----------------------------------------------------------
Ratio of net charge-offs to average
 loans outstanding                    0.12%   0.11%   0.26%
----------------------------------------------------------
Ratio of allowance to loans
 outstanding                          0.91%   0.95%   1.04%
----------------------------------------------------------

The following table sets forth, for each of the Company's major lending areas, the amount and percentage of the Company's allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated:

Allocation of the Allowance for Loan Losses
(Dollars in Thousands)

--------------------------------------------------------------------------------
Year Ended December 31,              1996            1995             1994
                                         % of            % of              % of
(Dollars in Thousands)       Amount  All loans  Amount All loans Amount All loans
--------------------------------------------------------------------------------
Balance Applicable to:
Commercial and industrial     $152      18.4%    $ 96    15.4%    $ 62    19.1%
Real Estate:
  Nonresidential properties    336      42.6%     187    39.9%     166    41.2%
  Residential properties       247      23.5%      92    27.2%     123    26.2%
Construction                    82      10.5%     121     9.7%      11     3.5%
Lease financing                  4       0.0%       1     0.1%       3     0.9%
Consumer                        65       5.0%      65     7.7%      15     9.1%
--------------------------------------------------------------------------------
Total                         $886     100.0%    $562    100.0%   $380   100.0%
--------------------------------------------------------------------------------


INVESTMENT SECURITIES
The Company maintains an investment portfolio to fund increased loans or decreased deposits and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies, selected municipal and state obligations, collateralized mortgage obligations and corporate fixed income securities.

Unity Bancorp, Inc. and Subsidiary

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Management determines classification of securities at the time of purchase. Securities classified as available for sale may be sold as part of the overall asset/liability management process and are stated at fair market value with unrealized gains and losses reported as a separate component to shareholders' equity, net of taxes. Securities held to maturity are based on management's intent and the Company's ability to hold them to maturity. Securities held to maturity are stated at cost, adjusted for unamortized purchase premiums and discounts.

At December 31, 1996 $26.0 million of the Company's investment securities were classified as held to maturity and $11.2 million were classified as available for sale compared to $19.9 and $16.3 a year ago.

At December 31, 1996, total investment securities were $37.1 million, an increase from total investment securities of $36.2 million at December 31, 1995, which was an increase from total securities of $30.5 million at December 31, 1994. The increases in the Company's investment securities for the year ended December 31, 1996 is a result of the Company's deposit inflow exceeding funding necessary for new loan originations.

In connection with implementing new accounting guidance issued in November 1995, the Company reassessed the classification of its investment securities. During December 1995, the Company transferred securities held to maturity with a carrying value of $15.9 million and an unrealized gain of $146 thousand to available for sale and transferred $6.9 million with an unrealized loss of $89 thousand from available for sale to held to maturity. The unrealized loss is amortized on a security by security basis.

A comparative summary of securities available for sale and held to maturity at December 31, 1996 and 1995 is as follows:

SECURITIES
(Dollars in Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                           1996                            1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Amortized           Market      Amortized         Market
                                                                                Cost            Value           Cost          Value
-----------------------------------------------------------------------------------------------------------------------------------
Available for Sale
US Treasury                                                                  $   351         $   352         $ 1,964        $ 1,977
US government agencies                                                         7,460           7,433           7,504          7,564
US government sponsored agencies and corporations                                  0               0             706            720
State and municipal                                                              874             874           1,360          1,365
Other                                                                          2,489           2,494           4,624          4,678
-----------------------------------------------------------------------------------------------------------------------------------
  Total                                                                      $11,174         $11,153         $16,158        $16,304
-----------------------------------------------------------------------------------------------------------------------------------
Held to maturity
US government agencies                                                       $ 7,208         $ 7,190         $ 6,773        $ 6,765
US government sponsored agencies and corporations                             10,011           9,461           3,988          3,500
Other                                                                          8,781           8,596           9,096          8,999
-----------------------------------------------------------------------------------------------------------------------------------
  Total                                                                      $26,000         $25,247         $19,857        $19,264
-----------------------------------------------------------------------------------------------------------------------------------

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

CONTRACTUAL MATURITY DISTRIBUTION OF SECURITIES
(Dollars in Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
December 31,                                                          1996                                       1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Amortized        Market        Average    Amortized         Market        Average
                                                      Cost          Value           Rate        Cost           Value           Rate
-----------------------------------------------------------------------------------------------------------------------------------
Available for Sale
US Treasury
        Under 1 year                               $   351        $   352           5.93%     $ 1,611        $ 1,621           5.93%
        1-5 years                                        0              0           0.00%         352            356           5.93%
US government agencies
        1-5 years                                        0              0           0.00%         706            720           6.80%
US government sponsored agencies
        Under 1 year                                 2,501          2,505           6.29%       7,712          7,772           6.70%
        1-5 years                                    4,959          4,928           5.71%         499            511           7.90%
State and municipal
        Under 1 year                                   874            874           3.92%       1,360          1,365           7.21%
Other
        Under 1 year                                 2,024          2,029           5.92%       1,000          1,000           5.74%
        1-5 years                                        0              0           0.00%       2,547          2,588           6.38%
        Over 10 years                                  465            465           6.69%         371            371           6.92%
-----------------------------------------------------------------------------------------------------------------------------------
Total                                              $11,174        $11,153           5.78%     $16,158        $16,304           6.61%
-----------------------------------------------------------------------------------------------------------------------------------
Held to maturity
US government agencies
        Over 10 years                              $ 7,207        $ 7,190           6.17%     $ 6,773        $ 6,764           6.70%
US government sponsored agencies
        1-5 years                                    5,242          5,241           6.02%       1,239          1,216           5.05%
        5-10 years                                   3,520          3,361           6.03%       1,500          1,382           4.43%
        Over 10 years                                1,250            859           3.57%       1,250            903           2.74%
Other
        1-5 years                                      670            670           6.20%         667            667           5.86%
        Over 10 years                                8,111          7,926           6.11%       8,428          8,332           6.17%
-----------------------------------------------------------------------------------------------------------------------------------
Total                                              $26,000        $25,247           5.98%     $19,857        $19,264           5.93%
-----------------------------------------------------------------------------------------------------------------------------------

DEPOSITS
Deposits are the Company's primary source of funds. The Company experienced a growth in deposit balances of $42.6 million, or 38.3%, to $153.6 million at December 31, 1996, from $111.0 million at December 31, 1995. Deposits increased by $40.3 million, or 57.0%, to $111.0 million at December 31, 1995 from $70.7 million at December 31, 1994. This growth was accomplished through the Company's expansion through its new branches, its emphasis on customer service, competitive rate structures and selective marketing. The Company attempts to establish a comprehensive relationship with its business borrowers, seeking deposits as well as lending relationships. This approach has helped the Company increase its non-interest bearing deposits. From December 31, 1994 to December 31, 1996, the Company's non-interest bearing demand deposits increased from $9.2 million, or 12.9% of total deposits to $31.4 million, or 20.4%, of total deposits, an increase of $22.2 million, or 242%. In addition, the Company's time deposits increased from $28.1 million at December 31, 1994, to $75.9 million at December 31, 1996, an increase of $47.8 million, or 170%. The Company has no foreign deposits, nor are there any material concentrations of deposits.

Unity Bancorp, Inc. and Subsidiary

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The following table sets forth the average amounts of various types of deposits for each of the periods indicated:

(Dollars in Thousands)
-------------------------------------------------------------------------------
Year Ended December 31,           1996              1995               1994
-------------------------------------------------------------------------------
                          Amount     %      Amount     %       Amount       %
-------------------------------------------------------------------------------
Average Balance Deposits:
NOW deposits            $ 13,664   10.6%   $10,665   12.2%    $ 6,288      9.8%
Savings deposits          23,401   18.1%    20,677    3.7%     23,467     36.6%
Money market deposits      6,883    5.3%     5,277    6.0%      3,595      5.6%
Time deposits             63,353   49.1%    38,781    4.5%     23,555     36.9%
Demand deposits           21,797   16.9%    11,887    3.6%      7,134     11.1%
-------------------------------------------------------------------------------
Total                   $129,098     100.0% $87,287     100.0% $64,039    100.0%
-------------------------------------------------------------------------------

The Company does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposits of denominations of $100,000 or more as of December 31, 1996.

(Dollars in Thousands)
---------------------------------------------
Time Deposits ($100,000 and over)
Three months or less                   $6,930
Over three months through six months    3,650
Over six months through twelve months   3,021
Over twelve months                        200
---------------------------------------------
Total                                 $13,801
---------------------------------------------

INTEREST RATE SENSITIVITY ANALYSIS
The principal objective of the Company's asset and liability management function is to (i) evaluate the interest-rate risk included in certain balance sheet accounts; (ii) determine the level of risk appropriate given the Company's business focus, operating environment, capital, and liquidity requirements;
(iii) establish prudent asset concentration guidelines; and (iv) manage the risk consistent with Board approved guidelines. The Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing dates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee (ALCO) of the Board of Directors. The ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits and borrowings and current market conditions and interest rates.

One of the monitoring tools used by the ALCO is an analysis of the extent to which assets and liabilities are interest rate sensitive and measures the Company's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on the institution's assets increasing at a slower rate than the increase in the cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at the periods indicated which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. The Company's loan prepayment assumptions are based upon actual historic prepayment rates.

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

(Dollars in Thousands)
------------------------------------------------------------------------------
December 31, 1996
                                       0-3 Mo    3-12 Mo    1-5 Yrs     5+Yrs
-------------------------------------------------------------------------------
Assets
Securities                           $ 16,461   $ 23,188   $ 36,811   $ 37,174
Fed Funds\Cash Investments             20,673     22,944     23,521     23,521
Commercial Loans (Fixed)                  940      5,022     26,249     26,413
Commercial Loans (Variable)            40,198     40,198     40,198     40,198
Home Equity Loans (Fixed)                   6         24         64      2,363
Home Equity Loans (Variable)            6,193      6,193      6,193      6,193
Consumer Loans                            116        417        852        967
SBA Loans (Variable)                   12,947     12,947     12,947     12,947
Purchased Mortgages                         0      4,536      4,536      4,536
Deposit Loans                           3,829      4,060      4,279      4,295
-------------------------------------------------------------------------------
Total Interest Bearing Assets         101,363    119,529    155,650    158,607
-------------------------------------------------------------------------------

Liabilities
Certificates Of Deposit                18,549     68,056     73,115     76,579
Money Market Deposit Accounts           8,637      8,637      8,637      8,637
Savings Accounts                       10,146     10,146     10,146     10,146
Now Accounts                           12,677     12,677     12,677     12,677
Money Market Savings Accounts          14,830     14,830     14,830     14,830
-------------------------------------------------------------------------------
Total Interest Bearing Liabilities     64,839    114,346    119,405    122,869
-------------------------------------------------------------------------------
Cumulative Sensitivity Gap           $ 36,524   $  5,183   $ 36,245   $ 35,738
-------------------------------------------------------------------------------

OPERATING, INVESTING AND FINANCING CASH FLOWS
As of December 31, 1996, cash and cash equivalents increased $8.8 million to $33.4 million, compared with an increase of $14.6 million during the prior year. Net cash used in operating activities decreased $355.7 thousand primarily due to an increase in gain on loans sold associated with the Company's Small Business Administration loan sales. Cash used in investing activities increased to $40.5 million compared with $27.5 million used in 1995, reflecting the Company's increase in loans. Net cash provided by financing activities totaled $49.6 million as of December 31, 1996 compared to $41.6 million provided a year earlier, primarily attributed to the issuance of common stock totaling $5.4 million.

For the year ended December 31, 1995, cash and cash equivalents increased $14.6 million to $24.7 million, compared with a decrease of $5 million during the prior year. Net cash provided by operating activities decreased $433 thousand primarily due to an increase in gain on sale of loans. Cash used in investing activities increased to $27.5 million compared with $18.3 million used in 1994, reflecting the Company's increase in the loan and securities portfolio. Net cash provided in financing activities totaled $41.6 million in 1995 compared with $12.1 million provided a year earlier as the Company increased deposits through the addition of two branches.

LIQUIDITY
The Company's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The Company's principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Company's total deposits equaled $153.6 million, $111.0 million and $70.7 million as of December 31, 1996, 1995 and 1994, respectively. The increase in funds provided by deposit inflows during these years has been more than sufficient to provide for the Company's lending demand.

Through the Company's investment portfolio the Company has generally sought to obtain a safe yet slightly higher yield than would have been available to the Company as a net seller of overnight Federal Funds while still maintaining liquidity. Through its investment portfolio, the Company also attempts to manage its maturity gap by seeking maturities of investments which coincide as closely as possible with maturities of deposits. The Company's investment portfolio also includes securities available for sale to provide liquidity for anticipated loan demand and other liquidity needs.

Unity Bancorp, Inc. and Subsidiary

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Although the Company has traditionally been a net "seller" of Federal Funds (or overnight loans to large banks), the Company does maintain lines of credit with the Federal Home Loan Bank of New York, Summit Bank and PNC Bank for "purchase" of Federal Funds in the event that temporary liquidity needs arise.

Management believes that the Company's current sources of funds provide adequate liquidity for the current cash flow needs of the Company.

CAPITAL
A significant measure of the strength of a financial institution is its capital base. The Company's federal regulators have classified and defined capital into the following components: (1) Tier I capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) Tier II capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require an institution to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for pre defined credit risk factors (risk-adjusted assets.) An institution is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%.

In addition to the risk-based guidelines, the Company's regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 3%. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each institution are evaluated through the ongoing regulatory examination process.

The following table summarizes the risk-based and leverage capital ratios for the Company at December 31, 1996, as well as the required minimum regulatory capital ratios:
-------------------------------------------------------------------------------
                                  Minimum           Regulatory
                             December 31, 1996       Requirements
-------------------------------------------------------------------------------
Risk-based Capital:
   Tier I capital ratio            16.43%                  4.00%
   Total capital ratio             17.24%                  8.00%
Leverage ratio                     11.09%             3.00-5.00%
-------------------------------------------------------------------------------

IMPACT OF INFLATION AND CHANGING PRICES
The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENTLY ISSUED ACCOUNTING STANDARDS
The Company prospectively adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114) effective January 1, 1995. As defined in SFAS 114, a loan is impaired when based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that the impairment of a loan be based on the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses. The effect of adopting this new accounting standard was not material.

In November 1995, the Financial Accounting Standards Board issued a special report "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities." This special report allowed a company to make a one-time reclassification of securities within investment categories without tainting the classification of other securities remaining within the categories. During December 1995, the Company transferred securities held to maturity with a carrying value of approximately $15,920,000 and an unrealized gain of approximately $145,800 to

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

available for sale. The company also transferred securities available for sale of approximately $6,913,000 and an unrealized loss of $89,000 to held to maturity. The unrealized loss is being amortized on a security by security basis.

     The Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" effective in 1995. The statement requires that the Company disclose estimated fair values for its financial instruments. The fair value estimates are made at a discrete point in time based upon relevant market information and information about the financial instruments.

In October 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation" (SFAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company does not intend to apply the fair value based method, but the Company's financial statements in 1996 and thereafter will include the disclosure required by SFAS 123. Such disclosures include net income and earnings per share as if the fair value based method had been applied.

On June 28, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

It is important to note that this Statement extends the "available-for-sale" or "trading" approach in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets (no matter how acquired) such as loans, other receivables, interest-only strips or residual interests in securitization trusts (for example, tranches subordinate to other tranches, cash reserve accounts or rights to future interest from serviced assets that exceed contractually specified servicing fees) that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading." The Statement also amends SFAS 115 to prevent a security from being classified as held-to-maturity if the security can be prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its recorded investment.

This Statement requires that a liability be derecognized if and only if either
(a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor. Therefore, a liability is not considered extinguished by an in-substance defeasance.

This Statement provides implementation guidance for accounting for (1) securitizations, (2) transfers of partial interests, (3) servicing of financial assets, (4) securities lending transactions, (5) repurchase agreements, (6) loan syndications and participations, (7) risk participations in banker's acceptances, (8) factoring arrangements, (9) transfers of receivables with recourse, (10) transfers of sales-type and direct financing lease receivables, and (11) extinguishments of liabilities.

A number of existing FASB Statements are superseded or amended by SFAS 125. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Also, the extension of the SFAS 115 approach to certain non-security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. Reclassifications that are necessary because of the amendment do not call into question an entity's intent to hold other debt securities to maturity in the future. The Company, at this time, does not believe that SFAS 125 will have a significant impact on the consolidated financial position or results of operations in 1997.

Unity Bancorp, Inc. and Subsidiary

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. (a New Jersey corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        /S/ Arthur Andersen LLP

Roseland, New Jersey
January 22, 1997

Unity Bancorp, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

DECEMBER 31,                                           1996            1995
----------------------------------------------------------------------------
Assets
Cash and due from banks                           $15,848,021    $17,064,858
Federal funds sold                                 17,600,000      7,625,000
----------------------------------------------------------------------------
  Total cash and cash equivalents (Note 2 and 12) 33,448,021 24,689,858 Securities (Notes 2, 3 and 12)
  Available for sale (at market value)             11,152,967     16,304,282
  Held to maturity (aggregate market value
   of $25,246,902 and $19,264,315
   in 1996 and 1995, respectively)                 25,999,907     19,856,743
----------------------------------------------------------------------------
      Total securities                             37,152,874     36,161,025

Loans (including loans held for sale of
  $2,041,650 and $3,515,561
  in 1996 and 1995, respectively)
  (Notes 2, 4, 5 and 12)                           97,847,453     59,108,042
    Less: Unearned income                              19,544         49,278
    Less: Allowance for possible loan losses          886,465        561,931
----------------------------------------------------------------------------
      Net loans                                    96,941,444     58,496,833

Premises and equipment, net (Notes 2 and 6)         3,103,931      1,094,043
Accrued interest receivable                         1,052,809        858,060
Other assets (Note 8)                                 988,597        504,221
----------------------------------------------------------------------------
      Total Assets                               $172,687,676   $121,804,040
============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (Note 12)
  Demand
    Noninterest bearing                          $ 31,385,323   $118,662,191
    Interest bearing                               21,282,010     19,345,467
  Savings                                          24,976,839     22,202,038
  Time (includes deposits $100,000 and over
    of $13,801,000 and $6,706,000
    in 1996 and 1995, respectively)                75,910,888     50,787,928
----------------------------------------------------------------------------
      TOTAL DEPOSITS                              153,555,060    110,997,624

Subordinated debt (Notes 7)                                -       1,510,000
Obligation under capital lease (Note 9)               380,275             -
Accrued interest payable                              533,695        391,525
Accrued expenses and other liabilities                228,645        428,482
----------------------------------------------------------------------------
      TOTAL LIABILITIES                           154,697,675    113,327,631
----------------------------------------------------------------------------
Commitments and contingencies (Note 9)
Shareholders' equity (Notes 1, 7 and 10)
  Common stock, no par value, 2,500,000 shares
   authorized; 1,964,113 and 1,204,560 shares
   issued and outstanding
   in 1996 and 1995, respectively                  16,867,120      7,371,889
  Retained earnings                                 1,183,357      1,070,573
  Unrealized holding (loss) gain on securities
   available for sale, net of tax benefit             (60,476)        33,947
----------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                   17,990,001      8,476,409
----------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity $172,687,676   $121,804,040
============================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------



FOR THE YEARS ENDED DECEMBER 31                                       1996          1995           1994
-------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest on loans (Note 2)                                   $ 7,731,561   $ 4,781,664    $ 2,962,336
  Interest on securities                                         2,616,179     2,696,182      1,881,830
  Interest on Federal funds sold                                   511,894       291,638         93,402
-------------------------------------------------------------------------------------------------------
Total interest income                                           10,859,634     7,769,484      4,937,568

INTEREST EXPENSE                                                 4,755,958     3,333,866      1,829,989
-------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                              6,103,676     4,435,618      3,107,579

Provision for possible loan losses (Note 2)                        416,456       228,560        160,563
-------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES     5,687,220     4,207,058      2,947,016
-------------------------------------------------------------------------------------------------------
OTHER INCOME
  Service charges on deposits                                      521,597       294,899        240,329
  Net gain (loss) on sale of securities (Note 3)                    31,851       (18,999)          --
  Gain on sale of loans (Note 2)                                 1,467,664       871,185        247,236
  Other income                                                     383,267       238,093        140,851
-------------------------------------------------------------------------------------------------------
  Total other income                                             2,404,379     1,385,178        628,416
-------------------------------------------------------------------------------------------------------
OTHER EXPENSES
  Salaries and employee benefits                                 2,832,500     1,974,038      1,193,369
  Occupancy expense                                                786,733       237,502        141,995
  Special SAIF assessment                                          370,141          --             --
  Other operating expenses (Note 13)                             2,413,714     1,766,730      1,265,111
-------------------------------------------------------------------------------------------------------
  Total other expenses                                           6,403,088     3,978,270      2,600,475
-------------------------------------------------------------------------------------------------------
  Income before provision for income taxes                       1,688,511     1,613,966        974,957
Provision for income taxes (Notes 2 and 8)                         644,078       609,031        219,007
-------------------------------------------------------------------------------------------------------
NET INCOME                                                     $ 1,044,433   $ 1,004,935    $   755,950
-------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (Note 2)                                  $       .74   $       .83    $       .67
-------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding  (Note 2)                    1,419,855     1,203,774      1,126,193
-------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
--------------------------------------------------------------------------------

FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
-------------------------------------------------------------------



                                                                              Unrealized
                                                                                   Holding
                                                                                  Gain (Loss)
                                                                    Retained     on Securities     Total
                                                Common              Earnings       Available       Shareholders'
                                                 Stock             (Deficit)       for Sale        Equity
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                  $  5,493,784            $ (461,118)  $        -    $  5,032,666
  Issuance of common stock,
    net of offering expenses                   1,858,105                     -            -       1,858,105
  Net income - 1994                                    -               755,950            -         755,950
  Unrealized loss on securities
    available for sale, net of taxes                   -                    -      (286,529)       (286,529)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                     7,351,889               294,832     (286,529)      7,360,192
  Cash dividend - $.19 per share                       -              (229,194)           -        (229,194)
  Issuance of common stock                        20,000                     -            -          20,000
  Net income - 1995                                    -             1,004,935            -       1,004,935
  Unrealized gain on securities available
    for sale, net of taxes                             -                     -      320,476         320,476
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                     7,371,889             1,070,573       33,947       8,476,409
  Cash dividend - $.18 per share                       -              (359,011)           -        (359,011)
  Stock dividend - 5%                            569,922              (572,638)                      (2,716)
  Issuance of common stock, net of
    offering expenses (Note 7)                 5,405,309                     -            -       5,405,309
  Subordinated debt conversion (Note 7)        3,520,000            -            -                3,520,000
  Net income - 1996                                    -             1,044,433   -                1,044,433
  Unrealized loss on securities available
    for sale, net of taxes                             -            -               (94,423)        (94,423)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  $ 16,867,120            $1,183,357   $  (60,476)   $ 17,990,001
-----------------------------------------------------------------------------------------------------------------

     The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


For the years ended December 31                                                1996            1995            1994
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                            $ 1,044,433    $  1,004,935    $    755,950
  Adjustments to reconcile net income to net
    cash provided by operating activities -
      Provision for possible loan losses                                    416,456         228,560         160,563
      Depreciation and amortization                                         318,447         209,278         155,504
      (Gain) loss on sale of premises and equipment                            --            (1,033)          4,027
      Net (gain) loss on sale of securities                                 (31,851)         18,999            --
      Gain on sale of loans                                              (1,467,664)       (871,185)       (247,236)
      Amortization of securities premiums, net                               52,062          47,919          29,649
      Deferred tax benefit                                                  (78,398)        (69,493)        (68,229)
      Increase in accrued interest receivable                              (194,749)       (205,396)       (241,016)
      Increase in other assets                                             (356,830)        (89,775)        (54,912)
      Increase in accrued interest payable                                  142,170         257,906          58,374
      (Decrease) increase in accrued expenses and other liabilities        (199,836)        (30,804)        380,439
-------------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by operating activities                (355,760)        499,911         933,113
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from sales of securities available for sale                    1,234,435         501,779            --
  Purchases of securities held to maturity                               (8,029,867)    (14,081,604)    (10,057,477)
  Purchases of securities available for sale                             (8,448,191)       (237,700)     (2,490,000)
  Maturities and principal payments on securities held to maturity        1,883,254       8,333,727       5,047,612
  Maturities and principal payments on securities available for sale     12,190,938         266,097         312,999
  Proceeds from sale of loans                                            14,906,898      10,853,327       3,222,107
  Net increase in loans                                                 (52,300,301)    (32,693,256)    (14,276,824)
  Capital expenditures                                                   (1,934,261)       (449,995)        (66,066)
  Proceeds from sale of premises and equipment                                 --             9,500          20,000
--------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                           (40,497,095)    (27,498,125)    (18,287,649)
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Increase in deposits                                                   42,557,436      40,302,577      11,107,920
  Decrease in other borrowed funds                                             --              --          (905,036)
  Proceeds from issuance of subordinated debt                             2,010,000       1,510,000            --
  Proceeds from issuance of common stock, net                             5,405,309          20,000       1,858,105
  Cash dividends and fractional shares paid                                (361,727)       (229,194)           --
--------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                        49,611,018      41,603,383      12,060,989
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                          8,758,163      14,605,169      (5,293,547)
Cash and cash equivalents at beginning of year                           24,689,858      10,084,689      15,378,236
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $ 33,448,021    $ 24,689,858    $ 10,084,689
====================================================================================================================
SUPPLEMENTAL DISCLOSURES:
  Interest paid                                                        $  4,613,788    $  3,075,960    $  1,771,615
  Income taxes paid                                                       1,152,300         574,511            --
====================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  ORGANIZATION AND PRINCIPLES OF CONSOLIDATION
    The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, First Community Bank (the Bank, or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

    Effective December 1, 1994, each certificate representing common shares of the Bank was exchanged for an equal number of common shares of the Parent Company and the Parent Company acquired all of the outstanding common shares of the Bank. This exchange of shares has been accounted for as a reorganization of entities under common control resulting in no changes to the underlying carrying amount of assets and liabilities. All prior period amounts have been restated to give effect for this reorganization.

    The Bank was incorporated in the State of New Jersey on July 27, 1990. The Bank was subsequently granted a charter by the New Jersey Department of Banking and commenced operations on September 13, 1991 after purchasing the deposits of two existing branches of another financial institution through the Resolution Trust Corporation. The Bank currently operates six branches in Hunterdon, Somerset and Union counties.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
    The preparations of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    SECURITIES
    The Company classifies its securities into three categories: (1) held to maturity, (2) available for sale and (3) trading. Securities which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts.

    Securities which are held for an indefinite period of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available for sale and are carried at market value. Differences between a security's amortized cost and market value is charged/credited directly to shareholders' equity, net of income tax effect. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of income on the date of sale.

    The Company has not classified any of its securities as trading.

    LOANS
    Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued.

    Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment of the loan yield.

    The Company prospectively adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS
114) effective January 1, 1995. As defined in SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that the impairment of a loan be based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loans effective interest rate.

Unity Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses. The effect of adopting this new accounting standard was not material.

    Loans held for sale are reflected at the lower of aggregate cost or market value.

    ALLOWANCE FOR POSSIBLE LOAN LOSSES
    The allowance for possible loan losses is maintained at a level management considers adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, after consideration of prevailing economic conditions in the Company's market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management and a loan review consultant.

    PREMISES AND EQUIPMENT
    Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

    SALE AND SERVICING SBA LOANS
    The Company originates loans to customers under an SBA program that generally provides for SBA guarantees of 70% to 90% of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. A gain is recognized on these loans through collection on sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fees) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

    To calculate the gain (loss) on sale, the Company's investment in an SBA loan is allocated among the retained portion of the loan, excess servicing retained and the sold portion of the loan, based on the relative fair market value of each portion. The gain on the sold portion of the loan is recognized. The carrying value of the retained portion of the loan is reduced, which increases the future yield. The excess servicing fees are reflected as an asset and are classified in loans for financial reporting purposes. The asset is amortized over an estimated life using a method approximating the effective interest method; in the event future prepayments are significant and future expected cash flows are inadequate to cover the unamortized excess servicing asset, additional amortization would be recognized.

    Serviced loans sold to other financial institutions are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $26,877,000 and $9,982,000 at December 31, 1996 and 1995, respectively.

    INCOME TAXES
    Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

    CASH AND CASH EQUIVALENTS
    Cash and cash equivalents includes cash on hand, amounts due from banks (including certificates of deposit) and Federal funds sold. Generally, Federal funds are sold for a one-day period. At December 31, 1996 and 1995 certain certificates of deposit with maturities in excess of 90 days, amounting to approximately $5,327,000 and $3,357,000, respectively, were included in cash and due from banks.

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

    NET INCOME PER SHARE
    Net income per share is computed based on the weighted average number of common shares and common share equivalents outstanding during each year adjusted for the effect of stock options and warrants, if dilutive and material. The weighted average shares have been adjusted retroactively for the effect of stock splits and stock dividends.

    RECLASSIFICATIONS
    Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

3. SECURITIES
Information with regard to the Company's securities portfolio at December 31, 1996 and 1995 is as follows-



1996                                                                     Gross           Gross   Estimated
                                                       Amortized    Unrealized      Unrealized      Market
                                                          Cost         Gains           Losses        Value
------------------------------------------------------------------------------------------------------------
Held to Maturity
Obligations of U.S. Government agencies               $17,219,279   $  33,162       $(601,566)   $16,650,875
Corporate debt securities                                 495,211       3,529            --          498,740
Mortgage-backed securities                              8,285,417      58,491        (246,621)     8,097,287
------------------------------------------------------------------------------------------------------------
  Total Held to Maturity                              $25,999,907   $  95,182       $(848,187)   $25,246,902
------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury securities                              $   350,593   $   1,157       $    --      $   351,750
Obligations of U.S. Government agencies                 7,460,618      15,949         (43,418)     7,433,149
Obligations of states & political subdivisions            873,750         630            (325)       874,055
Mortgage-backed securities                                101,896          82            --          101,978
Corporate debt securities                               2,024,231       4,804            --        2,029,035
Federal Home Loan Bank stock                              363,000        --              --          363,000
------------------------------------------------------------------------------------------------------------
  Total Available for Sale                            $11,174,088   $  22,622       $ (43,743)   $11,152,967
------------------------------------------------------------------------------------------------------------



1995                                                                   Gross            Gross      Estimated
                                                        Amortized  Unrealized      Unrealized         Market
                                                             Cost       Gains          Losses          Value
------------------------------------------------------------------------------------------------------------
Held to Maturity
Obligations of U.S. Government agencies               $10,760,758   $   8,457       $(504,387)   $10,264,828
Mortgage backed securities                              9,095,985       1,005         (97,503)     8,999,487
------------------------------------------------------------------------------------------------------------
  Total Held to Maturity                              $19,856,743   $   9,462       $(601,890)   $19,264,315
------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury securities                              $ 1,963,616   $  13,478       $    --      $ 1,977,094
Obligations of U.S. Government agencies                 8,210,971      72,757            --        8,283,728
Obligations of states and political subdivisions        1,360,000       6,147            (810)     1,365,337
Mortgage-backed securities                                838,976      13,607            --          852,583
Corporate debt securities                               3,547,211      40,629            --        3,587,840
Federal Home Loan Bank stock                              237,700        --              --          237,700
------------------------------------------------------------------------------------------------------------
  Total Available for Sale                            $16,158,474   $ 146,618       $    (810)   $16,304,282
------------------------------------------------------------------------------------------------------------

Unity Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The amortized cost and estimated market value of securities at December 31, 1996, by contractual maturity, are shown below.
                                                            Estimated
                                               Amortized      Market
                                                  Cost        Value
---------------------------------------------------------------------
    Held to Maturity
    Due after one year through five years   $ 6,736,826   $ 6,741,245
    Due after five years through ten years    2,519,754     2,359,380
    Due after ten years                       8,457,910     8,048,990
    Mortgage-backed securities                8,285,417     8,097,287
---------------------------------------------------------------------
                                            $25,999,907   $25,246,902
---------------------------------------------------------------------

    Available for Sale
    Due in one year or less                 $ 5,750,010   $ 5,759,685
    Due after one year through five years     4,959,182     4,928,304
    Federal Home Loan Bank stock                363,000       363,000
    Mortgage-backed securities                  101,896       101,978
---------------------------------------------------------------------
                                            $11,174,088   $11,152,967
---------------------------------------------------------------------

    Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

    In accordance with a special statement issued by the Financial Accounting Standards Board, the Company transferred securities held to maturity with a carrying value of approximately $15,920,000 and an unrealized gain of approximately $145,800 to available for sale in December 1995. The Company also transferred securities classified as available for sale with an amortized cost basis of approximately $6,913,000 and an unrealized loss of $89,000 to held to maturity. The unrealized loss at the date of transfer is being amortized into interest income over the remaining lives of the securities.

    Proceeds from sales of securities were $1,234,435 in 1996 and $501,779 in 1995. Gross gains (losses) on sales of securities were $31,851 and ($18,999) in 1996 and 1995, respectively.

    Securities with carrying values aggregating $350,000 were pledged to secure public deposits at December 31, 1996.

    4. LOANS
Loans outstanding by classification as of December 31, 1996 and
1995, are as follows-
                                                 1996         1995
 ---------------------------------------------------------------------
Loans secured by real estate-
   Residential properties                    $23,043,636   $16,033,700
   Nonresidential properties                  41,673,772    23,612,087
   Construction loans                         10,222,711     5,705,208
Commercial and industrial loans               17,966,352     9,125,192
Lease financing receivables                       17,000        83,193
Loans to individuals                           4,923,982     4,548,662
---------------------------------------------------------------------
                                             $97,847,453   $59,108,042
---------------------------------------------------------------------

    As of December 31, 1996 and 1995, the Bank's recorded investment in impaired loans, defined as nonaccrual loans, was $669,000 and $78,000, respectively, and the related valuation allowance was $76,000 and $16,000, respectively. This valuation allowance is included in the allowance for possible loan losses in the accompanying balance sheet.

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

Interest income that would have been recorded during 1996 had these loans performed under the original contract terms was $61,400. At December 31, 1996, $191,000 in loans were passed due greater than 90 days but still accruing interest.

    As of December 31, 1996, approximately 77% of the Company's loans were secured by real estate. As such, a substantial portion of the Company's borrowers' ability to repay their loans is dependent on the economic environment of the real estate industry in the Company's market area.

    In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows-

    Balance at December 31, 1995      $3,953,574
        New Loans                      5,288,282
        Repayment                     (3,335,736)
-------------------------------------------------
    Balance at December 31, 1996      $5,906,120
-------------------------------------------------

5.  ALLOWANCE FOR POSSIBLE LOAN LOSSES
    The allowance for possible loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

    An analysis of the change in the allowance for possible loan losses during 1996, 1995 and 1994 is as follows-

                                                  1996         1995        1994
-------------------------------------------------------------------------------
Balance at beginning of year                 $ 561,931    $ 380,191   $ 301,673
Provision charged to expense                   416,456      228,560     160,563
Loans charged-off                              (91,922)     (50,257)    (82,045)
Recoveries on loans previously charged-off        --          3,437        --
-------------------------------------------------------------------------------
Balance at end of year                       $ 886,465    $ 561,931   $ 380,191
-------------------------------------------------------------------------------
6.  PREMISES AND EQUIPMENT
    The detail of premises and equipment as of December 31, 1996 and 1995 is as follows-

                                                        1996           1995
---------------------------------------------------------------------------
Land and buildings                               $ 1,044,241    $   631,966
Furniture, fixtures and equipment                  1,463,784        732,498
Leasehold Improvements                             1,274,621        116,332
---------------------------------------------------------------------------
                                                   3,782,646      1,480,796
Less Accumulated depreciation and amortization      (678,715)      (386,753)
---------------------------------------------------------------------------
                                                 $ 3,103,931    $ 1,094,043
---------------------------------------------------------------------------

    In 1996, the Company entered into a lease for a new branch facility which meets the requirements of capital lease accounting. The net present value of the future minimum lease payments of approximately $380,000 is included in land and buildings.

7.  SHAREHOLDERS' EQUITY
    In December 1996, the Company completed a stock offering resulting in the issuance of 401,500 shares of common stock and, attached to each share, a nontransferable warrant to purchase one share of common stock at an exercise price of $15.75 at any time within two years after the offering.

    On January 15, 1996, the Company declared a 5% stock dividend and on September 26, 1996, the Company declared a 5 for 4 stock split effective October 28, 1996. All share and per share information for all periods presented in these financial statements has been adjusted to give effect for the stock dividend and the stock split.

Unity Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    At December 31, 1995, the Company had $1,510,000 in subordinated notes outstanding. In March 1996, the Company issued an additional $2,010,000 of subordinated debt. During the course of the year, the Company extended offerings to redeem all subordinated notes outstanding in exchange for shares of the Company's common stock at contracted exchange rates of $12.00, $12.50 and $13.50 per share. The aggregate effect of retiring this debt was an increase to capital of $3,520,000.

    On April 29, 1994, the Company's shareholders approved the 1994 Employee Nonqualified Stock Option Plan (the Employee Plan) and the 1994 Nonemployee Director Stock Option Plan (the Director Plan). Under the Plans, the Board of Directors may grant options to officers or nonemployee directors to purchase the Company's stock. Option prices of the Plans are determined by the Board, provided however, that the option price of shares may not be less than 85% of the fair market value of shares at the date of grant. The period during which an option under either Plan may be exercised varies, but no option may be exercised after 10 years from the date of grant. As of December 31, 1996, 125,000 shares are reserved for issuance under the Plans.

    Transactions under the plan are summarized as follows-

                                     Number  Exercise Price
                                   of Shares  Per Share
------------------------------------------------------------
Outstanding, December 31, 1995      --      $           -
Options granted                   50,199     9.72 - $10.80
Options exercised                   --                 --
Options expired                     (200)             9.72
------------------------------------------------------------
Outstanding, December 31, 1996    49,999    $9.72 - $10.80
------------------------------------------------------------

    The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans and accordingly, recorded compensation expense totaling $12,800 in 1996 for those options that had an exercise price which was less than the fair market value of the Company's stock on the grant date. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below-

                                1996
------------------------------------
    Net income-
    As reported          $1,044,433
    Pro forma               913,747
    Income per share
    As reported                $.74
    Pro forma                  $.64
-----------------------------------

    The fair value of each option grant under both Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996; dividend yield of 0%, expected volatility of 47.06%: a risk-free interest rate of 5.21% and an expected life of 2.6 years.

    The following table summarizes information about stock options outstanding at December 31, 1996-

                                Number                                   Number
                        Outstanding at           Remaining       Exercisable at
Exercise Price       December 31, 1996    Contractual Life    December 31, 1996
--------------------------------------------------------------------------------
        $10.80                  38,125             4 years               38,125
          9.72                  11,874             4 years               11,874
--------------------------------------------------------------------------------
        $10.54                  49,999                                   49,999
--------------------------------------------------------------------------------

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

    In addition, select key employees and board members are eligible to participate in the Company's Stock Award Plan. Under the Plan, the Company may award stock grants to those employees and Board members at its discretion. The Company will record an expense equal to the sum of (i) the number of shares granted and (ii) the fair market value of the stock at the date of grant. The Company granted 3,071 shares to its employees in 1995, resulting in a charge to operations of approximately $20,000. No shares were granted during 1996. As of December 31, 1996, the Company has 21,929 shares reserved for issuance under the Stock Award Plan.

8.  INCOME TAXES
    The components of the provision for income taxes are as follows-

                                           1996         1995        1994
------------------------------------------------------------------------
Federal
   Current                            $ 622,391    $ 596,270    $233,386
   Deferred benefit                     (78,398)     (69,493)    (68,229)
------------------------------------------------------------------------
      Total Federal                     543,993      526,777     165,157
------------------------------------------------------------------------
State                                   100,085       82,254      53,850
------------------------------------------------------------------------
   Total provision for income taxes   $ 644,078    $ 609,031    $219,007
------------------------------------------------------------------------
    A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows-

                                                           1996       1995        1994
--------------------------------------------------------------------------------------
Federal income taxes at statutory rate                 $574,093   $548,748   $ 331,485
State income taxes, net of Federal income tax effect     66,056     54,288      35,541
Utilization of net operating loss carryforwards            --         --      (145,299)
Other                                                     3,929      5,995      (2,720)
---------------------------------------------------------------------------------------
Provision for income taxes                             $644,078   $609,031   $ 219,007
---------------------------------------------------------------------------------------

    Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 1996 and 1995 are as follows-

                                                               1996        1995
-------------------------------------------------------------------------------
Provision for possible loan losses                        $ 298,274   $ 172,902
Unrealized loss (gain) on securities available for sale      40,317     (22,400)
Other, net                                                  (31,577)     (2,754)
--------------------------------------------------------------------------------
                                                          $ 307,014   $ 147,748
--------------------------------------------------------------------------------

9.  COMMITMENTS AND CONTINGENCIES
    Lease Obligations
    The Company leases its headquarters and three of its branch facilities under operating leases. Future minimum rental payments under these leases, excluding renewal options, are as follows-

    1997         $443,000
    1998          428,000
    1999          398,000
    2000          373,000
    2001          373,000
    Thereafter  1,440,888
-------------------------

Unity Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Company entered into a lease for its Scotch Plains facility which meets the requirements of capital lease accounting (see Note 6). Future gross lease obligations total approximately $600,000 and will be paid in monthly installments through April, 2006.

    LITIGATION
    The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In managements judgment, the consolidated financial position or results of operations of the Company will not be affected materially by the final outcome of any present legal proceedings.

    COMMITMENTS TO BORROWERS
    Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance approximately $18,596,000 to its borrowers as of December 31, 1996, which commitments generally expire within one year.

    Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. The Company has entered into standby letters of credit contracts with its customers totaling approximately $949,000 as of December 31, 1996, which generally expire within one year.

10. REGULATORY CAPITAL
    The Parent Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Parent Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Parent Company's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Parent Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Parent Company and the Bank meet all capital adequacy requirements to which they are subject.

    As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Parent Company as well capitalized and the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Parent Company and the Bank must maintain minimum total risk-based; Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Unity Bancorp, Inc. and Subsidiary
-------------------------------------------------------------------------------

    The Parent Company's actual capital amounts and ratios are presented in the following table.


                                                                                   To Be Well Capitalized
                                                                  For Capital      Under Prompt Corrective
                                               Actual         Adequacy  Purposes      Action Provisions
----------------------------------------------------------------------------------------------------------
                                          Amount    Ratio      Amount      Ratio      Amount      Ratio
----------------------------------------------------------------------------------------------------------
As of December 31, 1996-
Total capital
      (to Risk Weighted Assets)        $18,841,669  17.24%  >$8,734,729   >8.00%   >$10,929,661  >10.00%
Tier I Capital
      (to Risk Weighted Assets)         17,955,204  16.43%   >4,371,865   >4.00%    >6,557,797    >6.00%
Tier I Capital
      (to Average Assets)               17,955,204  11.09%   >6,477,699   >4.00%    >8,097,123    >5.00%
As of December 31, 1995-
Total capital
      (to Risk Weighted Assets)          8,910,486  11.48%   >6,210,977   >8.00%    >7,763,721   >10.00%
Tier I Capital
      (to Risk Weighted Assets)          8,363,171  10.77%   >3,105,488   >4.00%    >4,658,232    >6.00%
Tier I Capital
      (to Average Assets)                8,363,171   7.34%   >4,558,615  >4.00%     >5,698,268    >5.00%
----------------------------------------------------------------------------------------------------------

    The Banks actual capital amounts and ratios are presented in the following table.


                                                                                   To Be Well Capitalized
                                                                  For Capital      Under Prompt Corrective
                                               Actual         Adequacy  Purposes      Action Provisions
----------------------------------------------------------------------------------------------------------
                                          Amount    Ratio      Amount      Ratio      Amount      Ratio
----------------------------------------------------------------------------------------------------------
As of December 31, 1996-
Total capital
      (to Risk Weighted Assets)        $12,355,737  11.32%  >$8,733,623   >8.00%  >$10,917,028   >10.00%
Tier I Capital
      (to Risk Weighted Assets)         11,469,272  10.51%   >4,366,811   >4.00%    >6,500,217    >6.00%
Tier I Capital
      (to Average Assets)               11,469,272   7.09%   >6,474,880   >4.00%    >8,093,600    >5.00%
As of December 31, 1995-
Total capital
      (to Risk Weighted Assets)          8,910,486  11.48%   >6,210,977   >8.00%    >7,763,721   >10.00%
Tier I Capital
      (to Risk Weighted Assets)          8,363,171  10.77%   >3,105,488   >4.00%    >4,658,232    >6.00%
Tier I Capital
      (to Average Assets)                8,363,171   7.34%   >4,558,615   >4.00%    >5,698,268    >5.00%
----------------------------------------------------------------------------------------------------------


11. EMPLOYEE BENEFIT PLANS

    The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 15% of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed approximately $35,230 and $7,120 to the Plan in 1996 and 1995, respectively.

    The Bank does not currently provide any post retirement or post employment benefits to its employees other than the 401(k) plan.

Unity Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

12. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" effective in 1995. The statement requires that the Company disclose estimated fair values for its financial instruments. The fair value estimates are made at a discrete point in time based upon relevant market information and information about the financial instruments.

    Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgment regarding a number of factors. These estimates are subjective in nature and involve some uncertainties. Changes in assumptions and methodologies may have a material effect on these estimated fair values. In addition, reasonable comparability between financial institutions may not be likely due to a wide range of permitted valuation techniques and numerous estimates which must be made. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

    CASH AND FEDERAL FUNDS SOLD
    For those short-term instruments, the carrying value is a reasonable estimate of fair value.

    SECURITIES
    For the held to maturity and available for sale portfolios, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

    LOANS
    The fair value of loans is estimated by discounting the future cash flows using current market rates.

    DEPOSIT LIABILITIES
    The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

    UNRECOGNIZED FINANCIAL INSTRUMENTS
    At December 31, 1996, the Bank had standby letters of credit outstanding of $949,000. The fair value of these commitments is nominal.

    At December 31, 1996, the bank had commitments to extend credit totaling $18,596,000. The Bank does not charge a fee on these loan commitments and, consequently, there is no basis to calculate a fair value.

    At December 31, 1996, the Bank services loans owned by outside investors in the amount of $26,877,000 at various service fee rates. The fair value approximates the present value of service fees charged to the investors, net of costs to service the loans, under the loan servicing arrangements.

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

    The estimated fair value of the Company's financial instruments as of December 31, 1996 and 1995 is as follows-

                                                          1996           1996            1995           1995
                                                        Carrying         Fair          Carrying         Fair
                                                         Amount          Value          Amount          Value
---------------------------------------------------------------------------------------------------------------
Financial assets-
   Cash and Federal funds sold                        $ 33,448,021   $ 33,448,021   $ 24,689,858   $ 24,689,858
   Securities held to maturity                          25,999,907     25,246,902     19,856,743     19,264,315
   Securities available for sale                        11,152,967     11,152,967     16,304,282     16,304,282
   Loans, net of allowance for possible loan losses     96,941,444     96,670,513     58,496,833     58,428,286
Financial liabilities-
   Deposits-
      Demand                                            52,667,333     52,667,333     38,007,658     38,007,658
      Savings                                           24,976,839     24,976,839     22,202,038     22,202,038
      Time                                              75,910,888     75,892,237     50,787,928     50,472,202
---------------------------------------------------------------------------------------------------------------
         Total deposits                               $153,555,060   $153,536,409   $110,997,624   $110,681,898
---------------------------------------------------------------------------------------------------------------
Subordinated debt                                             --             --     $  1,510,000   $  1,510,000
---------------------------------------------------------------------------------------------------------------

13. OTHER OPERATING EXPENSES

    The components of other operating expenses for the year ended December 31, 1996, 1995 and 1994 are as follows

                                    1996         1995         1994
------------------------------------------------------------------
Professional and other fees   $  315,000   $  237,000   $  121,000
Office expenses                 615, 000      416,000      267,000
Advertising expense              251,000      141,000      226,000
Communication expense            152,000      130,000       82,000
Bank services                    333,000      200,000      148,000
FDIC insurance assessment        182,000      167,000      135,000
Directors fees                   276,000      187,000       98,000
Other expenses                   289,000      288,000      188,000
------------------------------------------------------------------
                              $2,413,000   $1,766,000   $1,265,000
------------------------------------------------------------------

14. CONDENSED FINANCIAL STATEMENTS OF UNITY BANCORP, INC. (PARENT COMPANY ONLY)

    Balance Sheets
    December 31                                         1996           1995
-----------------------------------------------------------------------------
Assets
  Cash and due from Banks                          $ 6,420,351   $    32,370
  Net loans                                               --       1,412,184
  Investment in Bank subsidiary                     11,465,350     8,472,069
  Other assets                                         126,329        91,505
----------------------------------------------------------------------------
      Total assets                                 $18,012,030   $10,008,128
----------------------------------------------------------------------------
Liabilities and Shareholders' Equity-
   Other liabilities                               $    22,029   $    21,719
   Subordinated debt                                      --       1,510,000
Shareholders' equity                                17,990,001     8,476,409
----------------------------------------------------------------------------
      Total liabilities and shareholders' equity   $18,012,030   $10,008,128
----------------------------------------------------------------------------

Unity Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




 Income Statements

--------------------------------------------------------------------------------------------------------------
    December 31                                                                          1996           1995
--------------------------------------------------------------------------------------------------------------
Interest Income                                                                     $    11,125    $   111,368
Dividends from Bank subsidiary                                                          359,011        292,990
Other income                                                                             14,616           --
--------------------------------------------------------------------------------------------------------------
      Total income                                                                      384,752        404,358

Interest expense                                                                         93,934        123,243
Other expenses                                                                           60,195         78,762
--------------------------------------------------------------------------------------------------------------
      Income before income taxes and equity in undistributed income of subsidiary       230,623        202,353
Benefit for income taxes (a)                                                            (51,355)       (36,255)
--------------------------------------------------------------------------------------------------------------
      Income before equity in
       undistributed income of subsidiary                                               281,978        238,608
Equity in Undistributed Income of Subsidiary                                            762,455        766,327
--------------------------------------------------------------------------------------------------------------
      Net income                                                                    $ 1,044,433    $ 1,004,935
--------------------------------------------------------------------------------------------------------------

    (a) No Federal income tax is applicable to the dividends and other income received from the Bank since the Parent Company and the Bank file a consolidated income tax return.


    Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------
    December 31                                                                          1996           1995
--------------------------------------------------------------------------------------------------------------
    Operating activities -
       Net income                                                                   $ 1,044,433    $ 1,004,935
       Adjustments to reconcile net income to net cash provided by operating
          activities Equity in undistributed income of subsidiary                      (762,455)      (766,327)
           Depreciation and amortization                                                 12,759             --
           Increase in other assets                                                     (47,583)       (21,735)
           Increase in other liabilities                                                    310         21,719
--------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                                  247,464        238,592
--------------------------------------------------------------------------------------------------------------
    Investing activities --
       Net decrease (increase) in loans outstanding                                   1,412,184     (1,412,184)
       Additional equity investment in bank subsidiary                               (2,325,249)            --
--------------------------------------------------------------------------------------------------------------
             Net cash used in investing activities                                     (913,065)    (1,412,184)
--------------------------------------------------------------------------------------------------------------
    Financing activities -
       Net decrease in borrowed funds                                                        --        (74,844)
       Proceeds from issuance of common stock                                         5,405,309             --
       Proceeds from issuance for subordinated debt                                   2,010,000      1,510,000
        Cash dividends and fractional shares paid                                      (361,727)      (229,194)
--------------------------------------------------------------------------------------------------------------
             Net cash provided by financing activities                                7,053,582      1,205,962
--------------------------------------------------------------------------------------------------------------
             Net increase in cash and cash equivalents                                6,387,981         32,370
    Cash and cash equivalents, beginning of year                                         32,370             --
--------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents, end of year                                          $ 6,420,351    $    32,370
--------------------------------------------------------------------------------------------------------------
    Supplemental disclosures:
       Interest paid                                                                $   108,516    $    98,822
--------------------------------------------------------------------------------------------------------------


Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following quarterly financial information for the years ended December 31, 1996, and 1995 are unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

1996                                   March       June    September    December
                                          31         30           30          31
--------------------------------------------------------------------------------
Total interest income             $2,315,547  $2,633,852  $2,826,894  $3,083,341
Total interest expense             1,050,360   1,085,780   1,268,956   1,350,862
--------------------------------------------------------------------------------
   Net interest income             1,265,187   1,548,072   1,557,938   1,732,479
Provision for possible loan losses   139,483     117,805     107,790      51,378
--------------------------------------------------------------------------------
   Net interest income after
    provision for possible loan
    losses                         1,125,704   1,430,267   1,450,148   1,681,101
Total other income                   528,589     521,615     683,411     670,764
Total other expenses               1,440,621   1,662,936   2,006,792   1,936,817
--------------------------------------------------------------------------------
  Net income                      $  213,672  $  288,946  $  126,767  $  415,048
--------------------------------------------------------------------------------
  Net income per common share           $.15        $.20        $.09        $.29
--------------------------------------------------------------------------------


1995                                   March        June   September    December
                                          31          30          30          31
--------------------------------------------------------------------------------
Total interest income             $1,624,421  $1,836,217  $2,075,723  $2,233,123
Total interest expense               611,430     738,629     945,283   1,038,524
--------------------------------------------------------------------------------
   Net interest income             1,012,991   1,097,588   1,130,440   1,194,599
Provision for possible loan losses    65,003      80,502      44,376      38,679
--------------------------------------------------------------------------------
   Net interest income after
    provision for possible loan
    losses                           947,988   1,017,086   1,086,064   1,155,920
Total other income                   217,317     407,424     407,890     352,547
Total other expenses                 958,527   1,130,460   1,194,614   1,303,700
--------------------------------------------------------------------------------
  Net income                        $206,778    $294,050    $299,340    $204,767
--------------------------------------------------------------------------------
  Net income per common share           $.17        $.24        $.25        $.17
--------------------------------------------------------------------------------

(a) Includes a special one time SAIF assessment of $370,141.

Unity Bancorp, Inc. and Subsidiary

FIRST COMMUNITY BANK BOARD OF DIRECTORS
--------------------------------------------------------------------------------
First Community Bank Board of Directors

[ A PHOTOGRAPH ]
Robert Van Volkenburgh *
Chairman of the Board
Chief Executive Officer
Total Packaging Corp. &
Best Packaging & Design Corp.

[ A PHOTOGRAPH ]
David Dallas *
Vice Chairman
Chief Executive Officer
Dallas Group of America

[ A PHOTOGRAPH ]
James Hyman *
President/CEO
First Community Bank

[ A PHOTOGRAPH ]
John Fallone
President
The Fallone Organization

[ A PHOTOGRAPH ]
Walter M. Hazard *
President
Atrion Corporation

[ A PHOTOGRAPH ]
Charles S. Loring
Owner
Charles S. Loring, CPA

[ A PHOTOGRAPH ]
Allen Tucker
President
Tucker Enterprises

* Member of Unity Bancorp, Inc. Board of Directors

Unity Bancorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

[ A PHOTOGRAPH ]
Robert H. Dallas
President
Dallas Group of America

[ A PHOTOGRAPH ]
Peter P. DeTommaso *
President
Home Owners Heaven, Inc.

[ A PHOTOGRAPH ]
Jeffrey E. Devers
President
The Palladin Group

[ A PHOTOGRAPH ]
John R. O'Brien
Owner
O'Brien Funeral Home

[ A PHOTOGRAPH ]
Peter G. Schoberl
Executive Vice President
First Community Bank

[ A PHOTOGRAPH ]
Samuel Stothoff
President
Samuel Stothoff Company

[ A PHOTOGRAPH ]
Robert J.
van Volkenburgh, Jr., M.D.
Chief Executive Officer
RJV Capital Management, LLC
Chief Financial Officer
Total Packaging Corp.,
Best Packaging & Design Corp. and
J.E. Rhoads & Sons


* Member of Unity Bancorp, Inc. Board of Directors

Unity Bancorp, Inc. and Subsidiary

PRODUCTS AND SERVICES
--------------------------------------------------------------------------------

CHECKING
NJCC Account
Regular Checking
NOW Account
Money Market Checking
Business Checking
Prosperity Checking

SAVINGS
Regular Savings
Money Market Savings
Money Market Deposit
Money Market IRA
Holiday Club Accounts

CERTIFICATES OF DEPOSIT
Regular
Retirement

CONSUMER LOANS
Home Equity Loans
Auto Loans
Personal Loans
Mortgage Loans

BUSINESS LOANS
SBA Loans*
Commercial Loans
Construction Loans
Lines of Credit
Cash Flow Manager

OTHER SERVICES
Safe Deposit Boxes
Certified Checks
Direct Deposit
U.S. Savings Bonds
Traveler's Cheques
Money Orders
Wire Transfers
Night Depository
Notary Public
Public Funds Depository+
Realtor Escrow
Tenant Security

INVESTMENT ALTERNATIVES
Fixed & Variable Rate Tax Deferred Annuities
Mutual Funds
Stocks & Bonds
(offered through FCB Service Co., Inc., a New Jersey State licensed insurance agency and a wholly owned subsidiary of First Community Bank, MDS Bankmark and MDS Securities)

* Preferred Lender in New Jersey, Pennsylvania,
  New York and Delaware
+ Eligibility Certified under the Governmental Unit Deposit
  Protection Act (GUDPA)


FULL SERVICE OFFICES
--------------------------------------------------------------------------------
Clinton
64 Old Highway 22 o 908 730-7300

Flemington
110 Main Street o 908 782-2000

Linden
628 North Wood Avenue o 908 925-8353

North Plainfield
450 Somerset Street o 908 769-0303

Scotch Plains
2222 South Avenue o 908 233-8009

Springfield
733 Mountain Avenue o 201 258-0111

Union
952 Stuyvesant Avenue o 908 851-9700


24-Hour MAC ATMs available at all offices

Unity Bancorp, Inc. and Subsidiary

CORPORATE INFORMATION
--------------------------------------------------------------------------------

FIRST COMMUNITY BANK
MANAGEMENT

James Hyman
President
Chief Executive Officer

Peter G. Schoberl
Executive Vice President
Senior Loan Officer

Michael T. Bono
Senior Vice President
Business Development Officer

Peter Carone
Senior Vice President
Manager, Mortgage Group

Edward  Cichone
Senior Vice President
Commercial Loan Officer

Vito A. de'Marsi
Senior Vice President
Commercial Loan Officer

Robert Kesnowski
Senior Vice President
Senior SBA Development Officer

Thomas Maresca
Senior Vice President
Operations Officer

Julie Y. Carlson
Vice President
Treasurer

Walter J. DeMoss
Vice President
Construction Loan Officer

Michael F. Downes
Vice President
Manager, SBA Group

Ruth Green
Vice President
Manager, Flemington

John M. Krivacs
Vice President
Business Development Officer

William H. Metz
Vice President
Manager, Linden

John Nalesnik
Vice President
Manager, Loan Administration

Edward Dalton
Assistant Vice President
SBA Loan Specialist

Maria Garciano
Assistant Vice President
Manager, Springfield

John J. Kauchak
Assistant Vice President
Manager, Deposit Services

Rose M. Phelan
Assistant Vice President
Manager, Scotch Plains

Michael Riccio
Assistant Vice President
Manager, Clinton

James Tumolo
Assistant Vice President
Manager, North Plainfield

Linda B. McDermott
Corporate Secretary
Executive Assistant

Carole Marshall
Assistant Treasurer
Deposit Specialist

Kenneth Selmer
Assistant Treasurer
Credit Analyst

Aleta M. Fusco
Assistant Secretary
Assistant Manager, North Plainfield

Nancy Rathbun
Assistant Secretary
Manager, Loan Services

Leslie Scheiderman
Assistant Secretary
Manager, Loan Compliance

UNITY BANCORP, INC.

Unity Bancorp, Inc. and Subsidiary

CORPORATE INFORMATION
--------------------------------------------------------------------------------

Administrative Offices
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

Counsel
McCarter & English
Newark, New Jersey

Auditors
Arthur Andersen LLP
Roseland, New Jersey

Stockholder Services
Stockholder  address  changes or
inquiries  regarding  stockholder
accounts and stock transfers should
be directed to:
First City Transfer Company
111 Wood Avenue South
Suite 206
Iselin, New Jersey 08830
(908) 205-4517

Investor and Media Inquiries
Copies of the corporation's annual
report on Form 10-K filed with the
Securities and Exchange
Commission are available to each
stockholder  free of charge upon
written request. Investor and media inquiries should be directed to:

James Hyman
Corporate Relations
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
(908) 730-7630
or
L. G. Zangani, Inc.
Financial Public Relations
Penn Plaza
62 Pennsylvania Avenue
Flemington, NJ 08822
(908) 788-9660