Form 10KSB, Exhibit 13
period 1997-12-31
UNITY BANCORP INC /DE/
filed 1998-03-31
CIK 920427

Mission
Statement




The Cover

The cover illustrates the Company's entrance onto the American Stock Exchange. The common stock trades under the symbol of "UBI" and warrants under "UBI.WS"

Our mission is to fulfill the needs of our shareholders, customers and employees by being a profitable, sound, and responsive community bank.

We commit to:

o    Provide quality products and services;

o    Be creative and responsive to our customers;

o Select, train and maintain a professional team and provide an environment where they feel motivated to achieve outstanding performance and in which they can obtain a sense of personal worth, growth, achievement and recognition;

o    Strongly support the continued growth and development of our community.

The foundation of our business practice includes:

o    Confidentiality and professionalism

o    Honesty and integrity

o    Safety and soundness

o    Accuracy and dependability

Financial
Highlights

(Dollars in thousands, except per share data)

--------------------------------------------------------------------------------
DECEMBER 31,                                            1997               1996
--------------------------------------------------------------------------------
FINANCIAL PERFORMANCE
Net interest income                                   $8,713             $6,104
Provision for loan losses                                497                416
Noninterest income                                     3,043              2,404
Operating expenses                                     7,986              6,033
Special SAIF Assessment                                   --                370
Provision for income taxes                             1,259                644
--------------------------------------------------------------------------------
Net income                                            $2,015             $1,044
================================================================================
PER SHARE DATA
Basic earnings per share                              $ 1.02              $0.74
Cash dividends                                        $ 0.20              $0.18
Book value                                            $10.07              $9.16
Weighted average shares                            1,977,604          1,419,855

FINANCIAL RATIOS
Return on assets                                        1.05%              0.73%
Return on equity                                       10.78%              9.37%
Net interest margin                                     4.72%              4.47%
Dividend payout ratio                                  14.73%             34.37%
Tier 1 leverage ratio                                   9.51%             11.09%

FINANCIAL POSITION
Assets                                              $213,782           $172,688
Net loans                                            132,854             96,941
Investment securities                                 41,308             37,153
Deposits                                             192,414            153,555
Shareholders' equity                                  19,990             17,990
================================================================================

                               Table of Contents
                               UBI Board of Directors             2
                               Chairman's Message                 3
                               Group Profiles                     7
                               Financial Review                   9
                               FCB Board of Directors            41
                               Products & Services               42
                               Management                        44
                               Corporate Information             45

UBI
Directors


[PHOTO]


seated: Robert Van Volkenburgh, Chairman & CEO.
standing left to right: John F. Tremblay, President, David Dallas, Vice Chairman & Secretary, and Charles Loring, Director. not pictured: Peter P. DeTommaso, Director.



Corporate Profile - Unity Bancorp, Inc. is a bank holding company incorporated in Delaware under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, First Community Bank was granted a charter by the New Jersey Department of Banking and commenced operations on September 13, 1991. The Bank provides a full range of commercial and retail banking services through seven branch offices located in Hunterdon, Somerset and Union counties in New Jersey. These services include the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration and other commercial credits as well as personal investment advisory services through the Bank's wholly-owned subsidiary, FCB Service Co., Inc.

Unity Bancorp, Inc. and Subsidiary

Chairman's
Message
================================================================================

[PHOTO]

Robert Van Volkenburgh
Chairman of the Board &
Chief Executive  Officer
Unity Bancorp, Inc.


It is with great pleasure that I report on fiscal year 1997, the most profitable year in the history of Unity Bancorp, Inc. The period began with market recognition of the Company's past performance as evidenced by its listing on the American Stock Exchange, and was solidified by accomplishments that translated into record earnings and increased shareholder value.

The Corporation nearly doubled its earnings with a 93% increase in net income to $2.01 million for the year ended December 31, 1997, compared to $1.04 million for the year ended December 31, 1996. This record earnings performance resulted in basic earnings per share of $1.02 for the year, a 38% increase over the $.74 basic earnings per share reported for the prior year.

Assets continued our strong historical growth trend reaching $214 million at December 31, 1997, an increase of 24% over the 1996 total of $173 million. Net loans increased 37% to $133 million in 1997, compared to $97 million for the prior year. This solid asset growth was funded by the strong demand for commercial loans throughout the market place and the maturity of the branch offices opened in 1996 and 1997.

We are pleased by the continued growth of the Corporation's deposit base as First Community Bank's seven full service branches successfully addressed the financial needs of our communities throughout the vibrant markets of Hunterdon, Somerset and Union counties.

At year-end 1997, deposits grew 25% to $192 million from $154 million in 1996. Noninterest bearing demand deposits rose 32% to $41 million in 1997 from $31 million in 1996. This deposit growth is a direct result of the growth in our three new full service branches opened in Union County, in 1996 and 1997, in addition to the strong sales efforts in all branches.

The Corporation's listing on the American Stock Exchange under the symbol "UBI" on January 13, 1997 marked a significant event in our history. The listing of Unity Bancorp Inc. on the AMEX offers ongoing opportunities to create liquidity in our common stock. At December 31, 1997 the common stock was trading at $19.125, an increase of 32% over the January 13, 1997 price of $14.50.

Unity Bancorp, Inc. and Subsidiary

Chairman's
Message
================================================================================

Net Income
(in thousands)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1994                         $  756
1995                         $1,005
1996                         $1,044
1997                         $2,015

As part of Unity Bancorp's December 1996 offering, common stock purchase warrants were issued and may be exercised prior to December 15, 1998. The warrants are also listed on the AMEX and are traded under the symbol "UBI.WS". At year-end 1997, the warrants were trading at $4.25, an increase of 325% over the initial trading price of $1.00 as of January 13, 1997. These warrants will provide additional capital to fund the Corporation's future growth.

In recognition of earnings performance and the Company's strong capital position, Unity Bancorp paid cash dividends totaling $.20 in 1997, marking 13 consecutive quarterly cash dividends. Total equity at year end 1997 grew to $20 million from the $18 million reported December 31, 1996, an 11% increase. Presently, market capitalization is in excess of $40 million, a $10 million or 33% increase over the $30 million reported year end 1996.

We take this opportunity to recognize the combined efforts of Peter Schoberl, Executive Vice President/Senior Loan Officer; Thomas Maresca, Senior Vice President/Senior Operations Officer and Julie Carlson, Vice President/ Treasurer. As a committee, these individuals managed the Bank during a period of transition in our organization following the resignation of James Hyman on August 31, 1997. Jim had served as Bank President/CEO and President/COO of Unity Bancorp.

On October 23, 1997, the Board of Directors welcomed John F. Tremblay as President of First Community Bank and President of Unity Bancorp, Inc. Mr. Tremblay has 28 years of experience in New Jersey banking, most recently as President of a $650 million, 24 branch community bank in Central Jersey. Under his leadership, the Bank will continue to enhance and expand upon its reputation as one of the state's premier community banking institutions.

First Community Bank's Linden branch moved out of its temporary quarters in December 1997, into its newly renovated home on North Wood Avenue. Like the other communities the Bank has chosen in expanding its market presence, Linden and the surrounding communities have responded enthusiastically to our unique brand of community banking.

On December 25, 1997, First Community Bank proudly launched its first cable television advertising campaign, featuring the slogan, "If we were you, we'd bank with us!" The slogan is illustrated with a variety of comic animals depicting the unfriendly customer service one might receive at a competitor bank. The animals presently include a frustrated


Total Assets
(in thousands)


 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1994                       $ 78,648
1995                       $121,804
1996                       $172,688
1997                       $213,782

                                              Unity Bancorp, Inc. and Subsidiary
================================================================================

Basic Earnings
Per Share

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1994                          $0.62
1995                          $0.83
1996                          $0.74
1997                          $1.02


orangutan, a prayerful raccoon and a snarling dog. The ads are designed to enhance First Community Bank's identity as the community bank of choice across Hunterdon, Somerset and Union counties. Branch promotions reinforcing the animal advertising theme are in production for the coming year.

At year-end we accepted the resignations of Walter M. Hazard, from the Unity Bancorp and First Community Bank Boards and John R. O'Brien from the Bank Board of Directors. Effective February 1998, John Fallone also resigned as Director of First Community Bank. We thank these gentlemen for their valued service to the organization. Mr. Charles S. Loring has been appointed to the Unity Bancorp, Inc. Board of Directors. Mr. Loring has been a Director of First Community Bank and will now bring his professional experience to the corporate board.

The year 1998 will be one of continued expansion of shareholder and customer services, technology and our branch network.

On January 15, 1998, Unity Bancorp initiated a Dividend Reinvestment Plan ("DRIP") whereby shareholders will be permitted to purchase additional common stock with their quarterly dividends or by cash contributions. Purchases under this plan are made without the expense of broker commissions and provide quarterly statements of transaction activity. Concurrently, the Company approved a stock repurchase program whereby the Company may periodically repurchase up to 100,000 shares of its outstanding common stock. This action enables the Company to fund the DRIP, its stock option plan, and other corporate needs.

First Community Bank is filing an application for its eighth full service branch in Whitehouse, Hunterdon County, which we expect to open in the third quarter. We continue to search for additional opportunities to expand our branch network through acquisitions available as a result of industry consolidation.

The coming year will see First Community Bank further its goals to aggressively improve the delivery of quality products and customer service. We have expanded both our consumer lending and residential mortgage lending groups. John Podskoc, Senior Vice President for Retail Banking, recently joined the Bank and will focus on expanding our consumer lending function. In January 1998, we began offering

Shareholders' Equity
(in thousands)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1994                        $ 7,360
1995                        $ 8,476
1996                        $17,990
1997                        $19,990

Unity Bancorp, Inc. and Subsidiary

Chairman's
Message
================================================================================

Total Loans
(in thousands)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1994                       $ 36,421
1995                       $ 58,497
1996                       $ 96,941
1997                       $132,854


overdraft protection in the form of a Personal Access Line (PAL). Later in the first quarter, First Community Bank will offer credit cards. We anticipate significant growth of our retail portfolio through an aggressive marketing program and responsiveness to our customers` needs. First Community Bank will profit from the strength of the economy by satisfying the market's growing appetite for consumer loans.

First Community Bank will continue to be a leader in providing for the financial needs of small businesses in our communities by providing responsive personal service to those businesses who are often ignored by large banks engaged in the consolidation process. As a Preferred SBA lender, our market is expanded throughout the states of New Jersey, Pennsylvania, New York and Delaware.

Our efforts to provide high quality customer service will continue in 1998 with plans to upgrade our branch information systems to "Autobank," which will provide platform automation and improve operating efficiencies. Plans will be developed to provide personal computer banking and a "customer call" center. We believe we can provide the highest quality customer service and products through the use of technology while maintaining the personal attention our customers deserve, but do not receive from the large out-of-area banks that focus on size alone.

We are proud of what Unity Bancorp and First Community Bank achieved during the past year and look forward to even better performances in 1998. Our ability to compete successfully with banks large and small has been proven time and again since we opened for business in 1991. The company's commitment to personalized service is recognized and respected by customers and competitors alike. As a result, Unity Bancorp shareholders have seen their investment grow at an annual rate of return of 35% over the past six years, and we expect that rate of growth to continue.

Unity Bancorp is well positioned to achieve its mission of fulfilling the needs of shareholders, customers and employees by being a profitable, sound and responsive community bank. On behalf of the Boards of Directors of both Unity Bancorp, Inc. and First Community Bank, and our Management and Staff, we thank you for your confidence and look forward to your continued support in the year ahead.


/s / Robert Van Volkenburgh

Robert Van Volkenburgh
Chairman of the Board
Chief Executive Officer


Total Deposits
(in thousands)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1994                       $ 70,695
1995                       $110,998
1996                       $153,555
1997                       $192,414

Unity Bancorp, Inc. and Subsidiary

Group
Profiles
================================================================================

Small Business Capital

[PHOTO]


standing left to right: Michael S. Chernoff, Nannette A. Derillo, Sanjay Patel. seated: Walter Gorczyca, Michael Downes.


The Small Business Lending Group earned the Bronze Small Business Administration Award for the second consecutive year in recognition of First Community's outstanding achievement in generating SBA loans in New Jersey and Eastern Pennsylvania.

Additions to our professional staff have greatly enhanced First Community's ability to effectively sell and service loans that assist small business customers in successfully growing their companies. Small business loans rose 39% from $13.8 million in 1996 to $19.2 million in 1997.


First Community Bank's legal lending limit now exceeds $2 million based on the strength of the Bank's capital. Greater lending capabilities position our organization at a new level in business development opportunities and augment our lenders' efforts to market First Community's financial services to larger companies.

In keeping with our philosophy of encouraging borrowers to maintain deposit accounts with the Bank, lenders capitalized on First Community's expanding presence in Union County by further penetrating that commercial market for loan and deposit business in 1997.

In their first year of operation, the Residential Mortgage Group closed over 100 loans financing more than $20 million in home purchases and provided additional revenues to the Bank.



Lending
                                                                         [PHOTO]

                standing left to right: Peter Carone, Walter DeMoss, Ruth Green,
                                                   Edward Cichone, William Metz.
                                                         seated: Peter Schoberl,
                                                 Vito A. de'Marsi, Michael Bono.

Unity Bancorp, Inc. and Subsidiary

Group
Profiles
================================================================================

Operations


[PHOTO]


standing left to right:
John Nalesnik, Julie Y. Carlson,
John Kauchak, John Podskoc.
seated: Joseph M. Reardon, Thomas Maresca.


Finance - The January 13, 1997 listing of Unity Bancorp's common stock on the American Stock Exchange initiated a new era in investor interest in the corporation by enhancing market recognition and broadening investors' opportunities to purchase Unity stock.

Site Management - The April 1997 opening of the Bank's Linden office proceeded smoothly from its months of operation in temporary quarters through the December 1997 move into its newly-renovated headquarters on North Wood Avenue. The Bank's seventh full service office includes safe deposit boxes, a night depository, and a 24 HR drive-up ATM.

Human Resources - The introduction of Community Notes, a quarterly newsletter was designed to facilitate communications among employees by reporting corporate financial news, product and service information, branch, departmental and individual achievements; and community support activities.

Information Systems - Installation of a LAN (Local Access Network) in the Clinton headquarters building marked the first step in a major upgrade to the Bank's computer system. Linking branch and back office operations, the LAN allows staff members to communicate electronically and retrieve customer account information faster than ever before. It will be expanded to the entire branch system during the coming year.

Product Development - New products such as the Escrow Accounting ServicE, which combines escrow account funds into a single master account and the overdraft protection afforded by the Bank's new Personal Access Line, are excellent examples of First Community's ongoing commitment to expand its product offerings to meet the diverse and ever changing needs of our business and personal banking customers.

By paying an additional 1% in interest, the new Holiday Bonus Club enticed customers to have weekly payments transferred automatically from their First Community Bank checking account into a Holiday Club account.

Subscription to ACH origination services enables First Community to better serve customer's funds transfer requirements by electronically processing payroll, EFTS payments, and other invoices.

                                    [PHOTO]

Financial Review

Management Discussion and Analysis                                            10

Consolidated Balance Sheet                                                    22

Consolidated Statements of Income                                             23

Consolidated Statements of Changes in Shareholders' Equity                    24

Consolidated Statements of Cash Flows                                         25

Notes to Consolidated Financial Statements                                    26

Report of Independent Accountants                                             40

Unity Bancorp, Inc. and Subsidiary

Management Discussion and Analysis
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Unity Bancorp, Inc's. consolidated financial statements and the notes relating thereto including herein. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability with 1997 data.

Overview and Strategy

Unity Bancorp, Inc. (the "Parent Company") is a bank holding company incorporated in Delaware under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, First Community Bank (the "Bank" or, when consolidated with the Parent Company, the "Company") was granted a charter by the New Jersey Department of Banking and commenced operations on September 13, 1991. The Bank provides a full range of commercial and retail banking services through seven branch offices located in Hunterdon, Somerset and Union counties in New Jersey. These services include the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration and other commercial credits as well as personal investment advisory services through the Bank's wholly-owned subsidiary, FCB Service Co., Inc.

Results of Operations

The Company's results of operations depend primarily on its net interest income, which is the difference between the interest earned on its interest-earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest margin is a function of the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average level of interest-earning assets as compared with that of interest-bearing liabilities. Net income is also affected by the amounts of noninterest income, which includes gains on sales of loans, including loans originated under the Small Business Administration's Guaranteed Loan Program, and operating expenses.

Net Income

The Company increased net income for the year 1997 to a record $2.0 million, or $1.02 basic earnings per share. These results compare to earnings totaling $1.0 million, or $.74 per share for the year 1996. Net income improved by $970 thousand, or 93%, primarily as a result of a $2.5 million increase in net interest income reduced by an increase of $1.6 million in total other expenses. The 43% increase in the Company's net interest income resulted from a $4.2 million, or 38%, increase in total interest income partially offset by a $1.6 million, or 33%, increase in total interest expense. The increase in total interest income was primarily attributable to a $35.9 million, or 37%, increase in the Company's loan portfolio, the Company's highest yielding earning asset. As a result, the average yield on the Company's interest-earning assets increased to 8.13% for the year ended December 31, 1997 from 7.94% for the comparable period of 1996, despite a decrease on the average yield on the Company's loan portfolio.

     For the year ended December 31, 1996, net income totaled $1.0 million, remaining relatively unchanged from the $1.0 million earned in the comparable period of 1995. Although the Company's net interest income increased by $1.7 million, or 38%, over the comparable period of 1995, the increase was offset by an increase of $2.4 million, or 61%, in total other expenses. The increase in net interest income resulted from an increase of $3.1 million, or 40%, in total interest income partially offset by a $1.4 million increase in total interest expense. The increase in total interest income was attributable to a $38.7 million, or 66%, increase in the Company's loan portfolio. Despite the increase in the loan portfolio, the average yield on interest-earning assets declined to 7.94% for the year ended December 31, 1996 from 8.24% for the comparable period of 1995. The decline in the average yield reflects the repricing of the Company's adjustable rate loans to lower market rates of interest during 1996. In addition, new loans originated during 1996 were at lower rates of interest than those loans originated during 1995, reflecting reduced market rates.

     Interest expense rose $1.6 million, or 33%, to $6.3 million for the year ended December 31, 1997 compared to $4.8 million for the year ended December 31, 1996, and $1.4 million, or 43%, to $3.3 million for the year ended December 31, 1995. The increases in interest expense over all periods is primarily attributable to a 64% increase in the Company's interest-bearing deposits from December 31, 1995 to December 31, 1997.

     On a per share basis, basic earnings were $1.02 for the year ended December 31, 1997, $.74 for the year ended December 31, 1996, and $.83 for the year ended December 31, 1995.

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]
================================================================================

Comparative Average Balance Sheets

The following table reflects the components of the Company's net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) the Company's net interest spread (i.e., the average yield on interest-earnings assets less the average rate on interest-bearing liabilities) and (5) the Company's net on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34%.

Interest Data

(Dollar Amounts in Thousands - Interest Amounts and Interest Rates/Yields on a Fully Tax-Equivalent Basis)

====================================================================================================================================
 Year Ended December 31,                          1997                             1996                           1995
====================================================================================================================================
                                    Average               Rate/       Average              Rate/       Average              Rate/
                                    Balance     Interest  Yield       Balance   Interest   Yield       Balance   Interest   Yield
==================================================================================================================================
Assets
Interest-earning assets:
  Taxable loans
    (net of unearned income)         $115,558    $11,227   9.72%     $ 79,063   $ 7,732     9.78%      $44,742    $4,782    10.69%
  Tax-exempt securities                   998         58   5.81%          718        41     5.71%           93         5     5.38%
  Taxable investment securities        40,021      2,460   6.15%       34,678     2,089     6.02%       31,778     2,074     6.53%
  Interest-bearing deposits            16,418        636   3.87%       12,907       501     3.88%       12,670       617     4.87%
  Federal funds sold                   12,101        661   5.46%        9,653       512     5.30%        5,012       292     5.83%
----------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets       185,096     15,042   8.13%      137,019    10,875     7.94%       94,295     7,770     8.24%
  Noninterest-earning assets            8,153                           5,948                            3,328
  Allowance for loan losses            (1,065)                           (750)                            (447)
----------------------------------------------------------------------------------------------------------------------------------
  Total average assets               $192,184                        $142,217                          $97,176
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and
  Shareholders' Equity
Interest-bearing liabilities:
  NOW deposits                       $ 15,945    $   351   2.20%     $ 13,664   $   309     2.26%      $10,665    $  275     2.58%
  Savings deposits                     28,534        892   3.13%       23,401       656     2.80%       20,677       626     3.03%
  Money market deposits                 9,163        293   3.20%        6,883       211     3.07%        5,277       197     3.73%
  Time deposits                        85,128      4,732   5.56%       63,353     3,485     5.50%       38,781     2,113     5.45%
  Other debt                              568         44   7.75%        1,041        94     9.03%        1,378       123     8.93%
----------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities  139,338      6,312   4.53%      108,342     4,755     4.39%       76,778     3,334     4.34%
  Noninterest-bearing liabilities         822                             928                              670
  Demand deposits                      33,330                          21,797                           11,887
  Shareholders' equity                 18,694                          11,150                            7,841
----------------------------------------------------------------------------------------------------------------------------------
  Total average liabilities
    and shareholders' equity         $192,184                        $142,217                          $97,176
----------------------------------------------------------------------------------------------------------------------------------
  Net interest income                            $ 8,730                        $ 6,120                          $ 4,436
----------------------------------------------------------------------------------------------------------------------------------
  Net interest rate spread                                 3.60%                            3.55%                            3.90%
----------------------------------------------------------------------------------------------------------------------------------
  Net interest income/margin
    on average earning assets                              4.72%                            4.47%                            4.70%
----------------------------------------------------------------------------------------------------------------------------------

Unity Bancorp, Inc. and Subsidiary

Management Discussion and Analysis
================================================================================

Volume/ Rate Analysis of Changes in Net Interest Income

The following table presents by category the major factors that contributed to the changes in net interest income for each of the years ended December 31, 1997, 1996 and 1995, as compared to each respective previous period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.

(Dollar Amounts in Thousands on a Fully Tax-Equivalent Basis)
====================================================================================================================================
                                                        Year Ended December 31                      Year Ended December 31,
                                                      1997 versus 1996 Increase                    1996 versus 1995 Increase
                                                    (Decrease) Due to Change in:                  (Decrease) Due to Change in:
====================================================================================================================================
                                                 Volume           Rate           Net          Volume           Rate           Net
====================================================================================================================================
Interest-Earning Assets
Interest income:
  Taxable loans
    (net of unearned income)                     $ 3,569        $   (51)       $   (23)       $ 3,668        $  (406)       $  (312)
  Tax-exempt securities                               16              1             --             34             --              2
  Taxable investment securities                      322             43              7            189           (160)           (15)
  Interest bearing deposits                          136             (1)            --             12           (125)            (2)
  Federal funds sold                                 130             15              4            270            (26)           (24)
------------------------------------------------------------------------------------------------------------------------------------
     Total interest income                       $ 4,173        $     7        $   (13)       $ 4,173        $  (717)       $  (351)
------------------------------------------------------------------------------------------------------------------------------------
Interest-Bearing Liabilities
Interest expense:
  NOW deposits                                   $    52        $    (8)       $    (1)       $    77        $   (34)       $   (10)
  Savings deposits                                   144             76             17             82            (46)            (6)
  Money market deposits                               70              9              3             60            (35)           (11)
  Time deposits                                    1,198             37             13          1,339             20             13
  Other debt                                         (43)           (13)             6            (30)             1             --
------------------------------------------------------------------------------------------------------------------------------------
    Total interest expense                         1,420            100             37          1,528            (94)           (14)
------------------------------------------------------------------------------------------------------------------------------------
    Net interest income                          $ 2,753        $   (93)       $   (50)       $ 2,645        $  (624)       $  (337)
------------------------------------------------------------------------------------------------------------------------------------

Provision for Loan Losses

For the year ended December 31, 1997, the Company's provision for loan losses was $497 thousand, an increase of $81 thousand, or 19%, over the provision for the year ending December 31, 1996. For the year ended December 31, 1996, the Company's provision for loan losses was $416 thousand, an increase of $188 thousand over the provision of $229 thousand for the year ended December 31, 1995. The increased provisions is the result of loan growth of $36.3 million for 1997 and $38.7 million for 1996 combined with the aging of the Company's loan portfolio. Future provisions for loan losses will be based upon management's assessment of the loan portfolio and its underlying collateral, trends in non performing loans, the current economic conditions and other factors which warrant recognition in order to maintain the allowance at levels sufficient to provide for estimated losses.

Other Income

Other income, primarily consisting of gains on sales of loans and service fees received from deposit accounts, amounted to $3.0 million for the year ended December 31, 1997, an increase of $639 thousand, or 27%, from the comparable period of 1996. Other income for the year ended December 31, 1996 increased by $1.0 million, or 74%, to $2.4 million compared to $1.4 million in 1995. These increases were primarily attributable to increased gains on sales of loans in both the years ended December 31, 1997 and December 31, 1996, as well as the Company's increasing level of deposit accounts subject to service fees. The Company is an active participant in the United States Small Business Administration's guaranteed loan program. Pursuant to this program, the United States Small Business Administration guarantees between 75% and 90% of the principal balance of any approved loan. After closing such a loan, the Company sells the guaranteed portion of the loan to investors in the secondary market. For the year ended December 31, 1997, the Company recognized gains of $1.7 million from the sale of loans, an increase of $227 thousand, or 15%, compared to the year ended December 31, 1996.

     For the year ended December 31, 1996, the Company recognized gains of $1.5 million from the sale of loans, an increase of $597 thousand over the $871 thousand recognized for the year ended December 31, 1995. The increases in gain on sale of loans are attributable to the Company's increasing penetration of the small business loan market in the Company's trade areas.

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]
================================================================================

Other Expenses

Other expenses for the year ended December 31, 1997 amounted to $8.0 million, an increase of $1.6 million, or 25%, from the comparable period of 1996 when other expenses totaled $6.4 million. For the year ended December 31, 1996, other expenses increased by $2.4 million, or 61%, compared to $4.0 million for the year ended December 31, 1995. These increases were primarily attributable to increased salary, occupancy and other operating expenses. The increases in salary and occupancy expenses during the years ended December 31, 1997, 1996 and 1995 reflect the Company's expansion through the establishment of new branches. Since the beginning of 1995, the Company has opened new branches in Flemington, Springfield, Scotch Plains, Union and Linden, New Jersey and has relocated its main branch and corporate headquarters from Annandale to a leased facility in Clinton, New Jersey. Increases in other operating expenses reflect increased item processing and servicing charges related to the expanding deposit base, combined with office expenses due to new locations and additional expenses associated with AMEX membership.

Income Tax Expense

The income tax provisions, which includes both federal and state taxes, for the years ended December 31, 1997, 1996 and 1995 were $1.3 million, $644 thousand and $609 thousand, respectively, representing a 38.5%, 38.1% and 37.7% effective tax rate in each year, respectively. Increases in the provision for income taxes were attributable to increases in income before taxes for all periods reported.

Financial Condition

At December 31, 1997, the Company's total assets were $213.8 million, compared to $172.7 million at December 31, 1996 and $121.8 million at December 31, 1995. Net loans increased to $132.9 million at December 31, 1997 from $96.9 million at December 31, 1996 and $68.5 million at December 31, 1995. Total deposits increased to $192.4 million at December 31, 1997 from $153.6 million at December 31, 1996 and $111.0 million at December 31, 1995.

Loan Portfolio

At December 31, 1997, the Company's net loans were $132.9 million, an increase of $35.9 million, or 37%, over total loans at December 31, 1996. The loan portfolio at December 31, 1996 totaled $96.9 million, an increase of $38.4 million, or 66%, over total loans at December 31, 1995. These increases in the loan portfolio reflect the Company's expansion into new lending markets through its new branches as well as its continued penetration of its existing marketplace.

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

     The Company's loans are primarily to businesses and individuals located in the Company's trade area. The Company has not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers. The Company believes that its strategy of customer service, competitive rate structures and selective marketing have enabled the Company to gain entry to the market for local loans. Mergers and lending curtailments at larger banks competing with the Company have also contributed to the Company's successful efforts to attract borrowers.

     The following table sets forth the classification of the Company's loans by major category as of December 31, 1997, 1996, 1995, 1994 and 1993 respectively:

(Dollars in Thousands)
====================================================================================================================================
December 31,                       1997                  1996                 1995                  1994                  1993
                            Amount        %        Amount      %        Amount      %        Amount        %       Amount       %
====================================================================================================================================
Commercial & industrial    $ 20,348     15.2%     $17,965     18.4%    $ 9,125     15.4%    $ 6,952      19.1%     $ 4,600     18.2%
Real estate:
   Non-residential
     properties              66,526     49.6%      41,674     42.6%     23,612     40.0%     15,018      41.2%      10,217     40.5%
   Residential properties    28,891     21.5%      23,044     23.6%     16,034     27.1%      9,514      26.1%       7,041     27.9%
   Construction              13,014      9.7%      10,223     10.4%      5,705      9.7%      1,293       3.6%         490      1.9%
Lease financing                  --      0.0%          17      0.0%         83      0.1%        335        .9%         648      2.6%
Consumer                      5,419      4.0%       4,924      5.0%      4,549      7.7%      3,309       9.1%       2,216      8.8%
------------------------------------------------------------------------------------------------------------------------------------
    Total loans            $134,197    100.0%     $97,847    100.0%    $59,108    100.0%    $36,421     100.0%     $25,212    100.0%
------------------------------------------------------------------------------------------------------------------------------------

Unity Bancorp, Inc. and Subsidiary

Management Discussion and Analysis
================================================================================

The   following   table   sets   forth   commercial   &   industrial   and  real
estate-construction loans as of December 31, 1997 in terms of loan maturities and interest rate sensitivity:

(Dollars in Thousands)
=========================================================================
                           Within        1 to 5        After
                           1 Year         Years      5 Years       Total
=========================================================================
Commercial & industrial   $11,192       $ 7,938       $1,218      $20,348
Real estate-construction    9,376         3,638           --       13,014
-------------------------------------------------------------------------
Total loans (a)           $20,658       $11,576       $1,218      $33,362
-------------------------------------------------------------------------

(a) Loans due after one year totaling $5,134 have fixed interest rates. The remaining 60% of such loans or $7,660 have floating or adjustable rates.


Asset Quality

The Company's principal earning assets are its loans. Inherent in the lending function is the possibility a customer may not perform in accordance with the contractual terms of the loan. A borrowers' inability to repay the loan can create the risk of nonaccrual loans, past due loans, restructured loans and potential problem loans.

     Non-performing assets include loans that are not accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more and loans past due 90 days or greater. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Until the loan becomes current, any payments received from the borrower are applied totally to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

     The Company attempts to minimize credit risk by ensuring loan diversification and adhering to the Company's credit administration policies and procedures. Due diligence on loans under consideration begins at the time a borrower and the Company begin to discuss the origination of a loan. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors are analyzed before a loan is submitted for approval. The Company's loan portfolio is also subject to periodic internal review for credit quality.

     The following table sets forth information concerning the Company's non-performing assets as of the dates indicated:

(Dollars in Thousands)
========================================================================================================
 December 31,                                   1997         1996          1995         1994        1993
========================================================================================================
Nonaccrual loans                                $943         $669           $78          $48         $66
Nonaccrual loans to total loans                0.70%        0.68%         0.13%        0.13%       0.26%
Non-performing assets to total assets          0.70%        0.50%         0.30%        0.51%       0.10%
Allowance for loan losses as a
  percentage of non-performing loans (a)      88.38%      103.02%       165.29%       93.87%     457.08%
--------------------------------------------------------------------------------------------------------

(a) Includes loans greater than 90 days past due that are still accruing interest.

     The Company's nonaccrual loans increased by $275 thousand from year end 1996 to $943 thousand at December 31, 1997. This net increase was attributable to the addition of $589 thousand in loans being placed on nonaccrual status partially offset by payments received of $246 thousand and charge-offs of $68 thousand for 1996 nonaccrual loans. At December 31, 1997, $552 thousand in loans were past due greater than 90 days but still accruing interest compared to $191 thousand for the year ending December 31,1996.

     The interest income that would have been recorded had these loans performed under the original contract terms was not material for the year ended December 31, 1995, $61 thousand for the year ended December 31, 1996 and $92 thousand as of December 31, 1997.

    At the dates indicated in the above table, there were no concentration of loans exceeding 10% of the total loan portfolio and the Company had no foreign loans.

    Loans not included in past due, nonaccrual or restructured categories, but where known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months, totaled $1.1 million at December 31, 1997.

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]
================================================================================

Allowance for Loan Losses

The Company attempts to maintain an allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and any subsequent recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by the Company's management, by independent loan review auditors and by the Company's Audit Committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to expense whereas the allowance is reduced by net charge-offs (i.e., loans judged to be uncollectible are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses. These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.

    The Company's allowance for loan losses totaled $1.3 million, $886 thousand and $562 thousand at December 31, 1997, 1996 and 1995, respectively. The increases in the allowance are due to the continued increase in the Company's total loan portfolio.

    The following is a summary of the reconciliation of the allowance for loan losses for the years ended December 31, 1997, 1996, 1995, 1994 and 1993:

Analysis of the Allowance for Loan Losses

(Dollars in Thousands)
=========================================================================================================
 Year Ended December 31,                                 1997       1996       1995       1994       1993
=========================================================================================================
Balance at Beginning of Year                           $  886       $562       $380       $302       $134
Charge-offs
  Real estate                                              55         --         49         45         --
  Consumer                                                  3          6          1         10         15
  Commercial and industrial                                10         44         --         28         --
  Lease financing                                          --         43         --         --         --
---------------------------------------------------------------------------------------------------------
Total charge-offs                                          68         92         50         83         15
---------------------------------------------------------------------------------------------------------
Recoveries
  Real estate                                               6         --          3         --         --
---------------------------------------------------------------------------------------------------------
Total recoveries                                            6         --          3         --         --
---------------------------------------------------------------------------------------------------------
Total net charge offs                                      62         92         47         83         15
---------------------------------------------------------------------------------------------------------
Provision charged to expense                              498        416        229        161        183
---------------------------------------------------------------------------------------------------------
Balance of allowance at end of year                    $1,322       $886       $562       $380       $302
---------------------------------------------------------------------------------------------------------
Ratio of net charge-offs to average loans outstanding   0.05%      0.12%      0.11%      0.26%      0.08%
---------------------------------------------------------------------------------------------------------
Ratio of allowance to total loans,
  net of loans held for sale                            1.01%      0.93%      1.01%      1.07%      1.22%
---------------------------------------------------------------------------------------------------------

Allocation of the Allowance for Loan Losses

     The following table sets forth for each of the Company's major lending areas, the amount and percentage of the allowance for loan losses attributable to such category and the percentage of total loans represented by such category, as of the periods indicated:

Unity Bancorp, Inc. and Subsidiary

Management Discussion and Analysis
================================================================================

(Dollars in Thousands)
====================================================================================================================================
 Year Ended December 31,         1997                 1996                1995                 1994               1993
====================================================================================================================================
                                     % of               % of                  % of                % of                 % of
                           Amount  All loans    Amount All loans     Amount All loans    Amount All loans    Amount  All loans
====================================================================================================================================
Balance Applicable to:
Commercial & industrial    $  267     15.2%      $152     18.4%       $ 96     15.4%      $ 62     19.1%      $ 50      16.6%
Real estate:
  Non-residential
    properties                555     49.6%       336     42.6%        187     39.9%       166     41.2%       125      41.4%
  Residential properties      340     21.5%       247     23.5%         92     27.2%       123     26.2%        91      30.1%
  Construction                107      9.7%        82     10.5%        121      9.7%        11      3.5%         5       1.7%
Lease financing                 0      0.0%         4      0.0%          1      0.1%         3      0.9%         7       2.3%
Consumer                       53      4.0%        65      5.0%         65      7.7%        15      9.1%        24       7.9%
------------------------------------------------------------------------------------------------------------------------------------
Total                      $1,322    100.0%      $886    100.0%       $562    100.0%      $380    100.0%      $302     100.0%
------------------------------------------------------------------------------------------------------------------------------------

Investment Securities

The Company maintains an investment securities portfolio to fund increased loan demand, temporary deposit outflows, and other liquidity needs that may arise and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies, selected state and municipal obligations, corporate fixed income securities and equity securities.

     The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), effective January 1, 1994. Under SFAS 115, securities are classified as securities held to maturity based on management's intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading securities, which are carried at market value. Realized gains and losses from trading activity and gains and losses from marking the portfolio to market value are included in trading revenue. Securities not classified as securities held to maturity or trading securities are classified as securities available for sale and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar requirement.

     Management determines the appropriate classification of securities at the time of purchase. At December 31, 1997, $23.9 million of investment securities were classified as held to maturity and $17.4 million were classified as available for sale. At December 31, 1997, no investment securities were classified as trading securities.

     At December 31, 1997, total investment securities were $41.3 million, an increase from total investment securities of $37.1 million at December 31, 1996, which was an increase from total investment securities of $36.2 million at December 31, 1995. The $4.2 million increase in the Company's investment securities for the year ended December 31, 1997 is primarily attributable to the increase in total deposits.

     A comparative summary of securities available for sale and held to maturity at December 31, 1997, 1996 and 1995 is follows:

Securities

(Dollars in Thousands)
=========================================================================================================================
 December 31,                                               1997                  1996                   1995
=========================================================================================================================
                                                    Amortized      Fair     Amortized       Fair     Amortized      Fair
                                                         Cost     Value          Cost      Value          Cost     Value
=========================================================================================================================
Available for sale
U.S. Treasury                                         $ 1,995   $ 2,008       $   351    $   352       $ 1,964   $ 1,977
U.S. Government agencies                                   --        --            --         --           706       720
U.S. Government sponsored agencies and corporations    12,988    12,969         7,460      7,433         7,504     7,564
State and municipal                                     1,064     1,072           874        874         1,360     1,365
Other                                                   1,355     1,360         2,489      2,494         4,624     4,678
-------------------------------------------------------------------------------------------------------------------------
Total                                                 $17,402   $17,409       $11,174    $11,153       $16,158   $16,304
-------------------------------------------------------------------------------------------------------------------------
Held to maturity
U.S. Government agencies                              $ 6,452   $ 6,418       $ 7,208    $ 7,190       $ 6,773   $ 6,765
U.S. Government sponsored agencies and corporations     9,014     8,563        10,011      9,461         3,988     3,500
Other                                                   8,433     8,518         8,781      8,596         9,096     8,099
-------------------------------------------------------------------------------------------------------------------------
Total                                                 $23,899   $23,499       $26,000    $25,247       $19,857   $19,264
-------------------------------------------------------------------------------------------------------------------------

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]
================================================================================

Contractual Maturity Distribution of Securities

(Dollars in Thousands)
==========================================================================================================
 December 31,                                          1997                              1996
==========================================================================================================
                                         Amortized      Fair  Average       Amortized      Fair   Average
                                              Cost     Value    Yield            Cost     Value     Yield
==========================================================================================================
Available for sale
U.S. Treasury
    Under 1 year                           $   997   $   999    6.24%         $   351   $   352     5.93%
    1-5 years                                  998     1,009    6.51%              --        --        --
U.S. Government sponsored agencies
  and corporations
    Under 1 year                             2,997     2,998    6.20%           2,501     2,505     6.29%
    1-5 years                                6,991     6,971    5.84%           4,959     4,928     5.71%
    5-10 years                               3,000     3,000    6.82%              --        --        --
State and municipal
    Under 1 year                               201       201    3.70%             874       874     3.92%
    1-5 years                                  863       871    4.25%              --        --        --
Other
    Under 1 year                                --        --    0.00%           2,024     2,029     5.92%
    Over 10 years                            1,355     1,360    0.00%             465       465     6.69%
----------------------------------------------------------------------------------------------------------
Total                                      $17,402   $17,409    6.04%         $11,174   $11,153     5.78%
----------------------------------------------------------------------------------------------------------
Held to maturity
U.S. Government agencies
    Over 10 years                          $ 6,452   $ 6,418    6.42%         $ 7,207   $ 7,190     6.17%
U.S. Government sponsored agencies
  and corporations
    Under 1 year                             1,247     1,247    4.66%              --        --        --
    1-5 years                                3,501     3,500    6.32%           5,242     5,241     6.02%
    5-10 years                               3,017     2,896    5.37%           3,520     3,361     6.03%
    Over 10 years                            1,249       920    2.83%           1,250       859     3.57%
Other
    1-5 years                                  672       674    6.00%             670       670     6.20%
    Over 10 years                            7,761     7,844    6.20%           8,111     7,926     6.11%
----------------------------------------------------------------------------------------------------------
Total                                      $23,899   $23,499    5.91%         $26,000   $25,247     5.98%
----------------------------------------------------------------------------------------------------------

Deposits

Deposits are the Company's primary source of funds. The Company experienced growth in deposit balances of $38.9 million, or 25%, to $192.4 million at December 31, 1997, compared to year end 1996. Deposits increased by $42.6 million, or 38%, to $153.6 million at December 31, 1996 from $111.0 million at December 31, 1995. This growth was achieved through the combination of the Company's expansion of its branch network, its emphasis on customer service, competitive rate structures and selective marketing. The Company attempts to establish a comprehensive relationship with its business borrowers, seeking deposits as well as lending relationships. This approach has helped the Company increase its noninterest-bearing deposits. From December 31, 1995 to December 31, 1997, the Company's level of noninterest-bearing demand deposits increased from $18.7 million, or 17% of total deposits to $41.1 million, or 21% of total deposits, an increase of $22.4 million, or 120%. In addition, the Company's time deposits increased from $50.8 million at December 31, 1995 to $90.2 million at December 31, 1997, an increase of $39.4 million, or 78%. The Company has no foreign deposits, nor are there any material concentrations of deposits.

Unity Bancorp, Inc. and Subsidiary

Management Discussion and Analysis
================================================================================

     The following table sets forth the average amounts of various types of deposits for each of the periods indicated:

(Dollars in Thousands)
=========================================================================================================
 Year Ended December 31,                       1997                    1996                    1995
=========================================================================================================
                                          Amount       %          Amount       %          Amount        %
=========================================================================================================
Average Balance:
NOW deposits                            $ 15,945    9.3%        $ 13,664   10.6%         $10,665    12.2%
Savings deposits                          28,534   16.6%          23,401   18.1%          20,677    23.7%
Money market deposits                      9,163    5.3%           6,883    5.3%           5,277     6.0%
Time deposits                             85,128   49.5%          63,353   49.1%          38,781    44.5%
Demand deposits                           33,330   19.4%          21,797   16.9%          11,887    13.6%
---------------------------------------------------------------------------------------------------------
Total                                   $172,100  100.0%        $129,098  100.0%         $87,287   100.0%
---------------------------------------------------------------------------------------------------------

     The Company does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposits of denominations of $100,000 or more as of December 31, 1997.

(Dollars in Thousands)
----------------------------------------------------------
Time Deposits ($100,000 and over)
Three months or less                               $11,234
Over three months through six months                 3,826
Over six months through twelve months                3,986
Over twelve months                                   1,881
----------------------------------------------------------
Total                                              $20,927
----------------------------------------------------------

Interest Rate Sensitivity Analysis

The principal objectives of the Company's asset and liability management function are to evaluate the interest rate risk included in certain balance sheet accounts; determine the level of risk appropriate given the Company's business focus, operating environment, capital, and liquidity requirements; establish prudent asset concentration guidelines, and manage the risk consistent with Board approved guidelines. The Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO") of the Board of Directors. The ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits and borrowings, current market conditions, and interest rate levels.

     One of the monitoring tools used by the ALCO is an analysis of the extent to which the Company's assets and liabilities are interest rate sensitive which determines the Company's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on the institution's interest bearing assets increasing at a slower rate than the increase in the cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a repricing of its interest earning assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities at the periods indicated which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. The Company's loan prepayment assumptions are based upon actual historic prepayment rates.

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]
================================================================================

(Dollars in Thousands)
==============================================================================================
 December 31, 1997                            0-3 Mos     3-12 Mos     1-5 years     5+ years
==============================================================================================
Interest-earning assets
Loans                                        $ 70,565     $ 90,684      $101,443     $133,254
Investment securities                          15,855       20,984        32,781       41,308
Federal Funds sold                             13,050       13,050        13,050       13,050
Interest-bearing deposits                      12,796       15,569        15,569       15,569
----------------------------------------------------------------------------------------------
Total                                        $112,266     $140,287      $162,843     $203,181
----------------------------------------------------------------------------------------------
Interest-bearing liabilities
NOW deposits                                 $ 20,565     $ 20,565      $ 20,565     $ 20,565
Savings deposits                               31,199       31,199        31,199       31,199
Money Market deposits                           9,789        9,789         9,789        9,789
Time deposits                                  25,034       70,286        89,053       90,224
Other debt                                         --           --            --          335
----------------------------------------------------------------------------------------------
Total                                        $ 86,587     $131,839      $150,606     $152,112
----------------------------------------------------------------------------------------------
Cumulative Sensitivity Gap                   $ 25,679     $  8,448      $ 12,237     $ 51,069
----------------------------------------------------------------------------------------------

Operating, Investing and Financing Cash

As of December 31, 1997, cash and cash equivalents decreased $830.8 thousand to $32.6 million. Net cash provided by operating activities totaled $873.6 thousand, compared to $355.8 thousand used in 1996. Net cash used in investing activities remained relatively unchanged from $40.4 million in 1997, compared to $40.5 million during the prior year. Net cash provided by financing activities totaled $38.8 million, compared to $49.6 million provided a year earlier, reflecting the Company's deposit growth.

     For the year ended December 31, 1996, cash and cash equivalents increased $8.8 million to $33.4 million, compared with an increase of $14.6 million during 1995. Net cash provided by operating activities decreased $355.7 thousand primarily due to an increase in gain on loans sold associated with the Company's Small Business Administration loan sales. Cash used in investing activities increased to $40.5 million compared with $27.5 million used in 1995, reflecting the Company's increase in the loan and securities portfolio. Net cash provided in financing activities totaled $49.6 million in 1996 compared with $41.6 million provided a year earlier, primarily attributed to the issuance of common stock and subordinated debt totaling $6.4 million.

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

     The Company's total deposits amounted to $192.4 million, $153.6 million and $111.0 million as of December 31, 1997, 1996, and 1995, respectively. The increase in funds provided by deposit inflows during these years has been more than adequate to provide for the Company's lending demand.

     Through the Company's investment securities portfolio, the Company has generally sought to obtain safe yet slightly higher yields than would have been available to the Company as a net seller of overnight Federal Funds while still maintaining adequate liquidity. The Company also manages its maturity gap by seeking maturities of investment securities which coincide as closely as possible with maturities of deposits. The Company's securities available for sale portfolio is also available as a resource to provide additional liquidity for anticipated loan demand and other liquidity needs.

Unity Bancorp, Inc. and Subsidiary

Management Discussion and Analysis
================================================================================

     Although the Company has traditionally been a net "seller" of Federal Funds (or overnight loans to large banks), the Company does maintain lines of credit through the Federal Home Loan Bank of New York, Summit Bank and PNC Bank for "purchase" of Federal Funds in the event that temporary liquidity needs arise.

     Management believes that the Company's current sources of funds provide adequate liquidity for the current cash flow needs of the Company.

Capital

A significant measure of the strength of a financial institution is its capital base. The Company's federal regulators have classified and defined bank capital into the following components: (1) Tier I capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) Tier II capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels for banks are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of the bank's assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, the Company's regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 4%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

     The following table summarizes the risk-based and leverage capital ratios for the Company at December 31, 1997, as well as the required minimum regulatory capital ratios:

==================================================================================================
                                                               Minimum
                                                             Regulatory           Well Capitalized
                                December 31, 1997           Requirements             Provisions
==================================================================================================
Risk-based Capital:
Tier I capital ratio                 13.39%                      4.00%                   6.00%
Total capital ratio                  14.28%                      8.00%                  10.00%
Leverage ratio                        9.51%                      4.00%                   5.00%
--------------------------------------------------------------------------------------------------

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

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]
================================================================================

Recently Issued Accounting Standards

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS 128 supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share", and specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. SFAS 128 replaces Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS, respectively. SFAS 128 also requires dual presentation of Basic EPS on the face of the income statement for entities with complex capital structures and a reconciliation of the information utilized to calculate Basic EPS to that used to calculate Diluted EPS.

     SFAS 128 is effective for financial statement periods ending after December 15, 1997. Earlier application is not permitted. After adoption, all prior period EPS is required to be restated to conform with SFAS 128. The Company expects that the adoption of SFAS 128 will result in Basic EPS being the same as EPS currently reported and Diluted EPS will be lower than currently reported EPS.

     SFAS No. 129 "Disclosure of Information about Capital Structure", was issued in February 1997. SFAS 129 is effective for periods ending after December 15, 1997. SFAS 129 lists required disclosures about capital structure that had been included in a number of separate statements and opinions of authoritative accounting literature. As such, the adoption of SFAS 129 is not expected to have a significant impact on the disclosures in financial statements of the Company.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Under SFAS 130, comprehensive income is separated into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly in equity, such as unrealized gains or losses on securities available for sale. SFAS 130 is effective for interim and annual periods beginning after December 15, 1997. Comparative financial statements provided for earlier periods are required to be reclassified to reflect application of the provisions of the statement.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes reporting standards for operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports to shareholders. SFAS131 is effective for financial statements for periods beginning after December 15, 1997.

Readiness for Year 2000

The Company has taken actions to understand the nature and extent of the work required to make its systems, products, and infrastructure Year 2000 compliant. Failure to adequately address any Year 2000 deficiencies in the Company's operations could have a material adverse effect on the Company's results of operations in future periods. However, Management believes that it is taking all necessary steps to ensure that all systems and vendors utilized become Year 2000 compliant prior to year end 1998. This will allow sufficient time for testing, review, and replacement of systems or servicing agents that cannot meet this goal. These efforts should involve minimal costs, and the Company believes, based on available information, that it will be able to manage its total Year 2000 transition without any material effect on its operation, products or services. Management also believes the Company is in compliance with all bank regulatory requirements regarding Year 2000. The Company and the Bank are subject to regulatory examination regarding Year 2000 compliance.

Unity Bancorp, Inc. and Subsidiary

Consolidated
Balance Sheets
================================================================================

December 31,                                                                          1997             1996
------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                      $  19,567,200    $  15,848,021
Federal funds sold                                                              13,050,000       17,600,000
------------------------------------------------------------------------------------------------------------
      Total cash and cash equivalents (Notes 2 and 14)                          32,617,200       33,448,021
Securities (Notes 2, 3 and 14)
  Available for sale, at fair value                                             17,409,103       11,152,967
  Held to maturity, at amortized cost (aggregate fair value of $23,499,307
    and $25,246,902 in 1997 and 1996, respectively)                             23,899,060       25,999,907
------------------------------------------------------------------------------------------------------------
      Total securities                                                          41,308,163       37,152,874

Loans (including loans held for sale of $2,786,480 and $2,041,650
  in 1997 and 1996, respectively) (Notes 2, 4, 5 and 14)                       134,196,719       97,847,453
    Less: Unearned income                                                           20,734           19,544
    Less: Allowance for loan losses                                              1,321,735          886,465
------------------------------------------------------------------------------------------------------------
      Net loans                                                                132,854,250       96,941,444

Premises and equipment, net (Notes 2 and 6)                                      4,268,906        3,103,931
Accrued interest receivable                                                      1,347,860        1,052,809
Other assets (Note 10)                                                           1,385,587          988,597
------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                           $ 213,781,966    $ 172,687,676
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (Notes 7 and 14)
  Demand
    Noninterest-bearing                                                      $  41,093,550    $  31,385,323
    Interest-bearing                                                            29,897,843       21,282,010
  Savings                                                                       31,199,141       24,976,839
  Time (includes deposits $100,000 and over of $20,927,000 and $13,801,000
    in 1997 and 1996, respectively)                                             90,223,951       75,910,888
------------------------------------------------------------------------------------------------------------
      TOTAL DEPOSITS                                                           192,414,485      153,555,060

Obligation under capital lease (Note 11)                                           334,634          380,275
Accrued interest payable                                                           492,627          533,695
Accrued expenses and other liabilities                                             549,979          228,645
------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                        193,791,725      154,697,675
------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 11)
Shareholders' equity (Notes 2, 8 and 12)
  Common stock, no par value, 7,500,000 shares authorized; 1,985,485 and
    1,964,113 shares issued and outstanding in 1997 and 1996, respectively      17,127,308       16,867,120
  Retained earnings                                                              2,901,175        1,183,357
  Unrealized holding loss on securities available for sale,
        net of tax benefit                                                         (38,242)         (60,476)
------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                19,990,241       17,990,001
------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 213,781,966    $ 172,687,676
============================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

Consolidated Statements of
Income
================================================================================

For the years ended December 31,                             1997          1996          1995
----------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest on loans (Note 2)                          $11,226,595   $ 7,731,561   $ 4,781,664
  Interest on securities                                3,137,565     2,616,179     2,696,182
  Interest on Federal funds sold                          661,294       511,894       291,638
----------------------------------------------------------------------------------------------
Total interest income                                  15,025,454    10,859,634     7,769,484

INTEREST EXPENSE                                        6,312,366     4,755,958     3,333,866
----------------------------------------------------------------------------------------------
NET INTEREST INCOME                                     8,713,088     6,103,676     4,435,618

Provision for loan losses (Note 2)                        497,355       416,456       228,560
----------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES     8,215,733     5,687,220     4,207,058
----------------------------------------------------------------------------------------------

OTHER INCOME
  Service charges on deposits                             757,053       521,597       294,899
  Net gain (loss) on sale of securities (Note 3)               --        31,851       (18,999)
  Gain on sale of loans (Note 2)                        1,694,795     1,467,664       871,185
  Other income                                            591,217       383,267       238,093
----------------------------------------------------------------------------------------------
  Total other income                                    3,043,065     2,404,379     1,385,178
----------------------------------------------------------------------------------------------

OTHER EXPENSES
  Salaries and employee benefits                        3,927,754     2,832,500     1,974,038
  Occupancy expense                                     1,008,902       786,733       237,502
  Special SAIF assessment                                      --       370,141            --
  Other operating expenses (Note 15)                    3,048,902     2,413,714     1,766,730
----------------------------------------------------------------------------------------------
  Total other expenses                                  7,985,558     6,403,088     3,978,270
----------------------------------------------------------------------------------------------
  Income before provision for income taxes              3,273,240     1,688,511     1,613,966
Provision for income taxes (Notes 2 and 10)             1,258,611       644,078       609,031
----------------------------------------------------------------------------------------------
NET INCOME                                            $ 2,014,629   $ 1,044,433   $ 1,004,935
==============================================================================================

BASIC EARNINGS PER SHARE (NOTES 2 AND 9)                    $1.02          $.74          $.83
DILUTED EARNINGS PER SHARE (NOTES 2 AND 9)                  $1.01          $.73          $.83
==============================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING  (NOTES 2 AND 9)    1,977,604     1,419,855     1,203,774
==============================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in
Shareholders' Equity
================================================================================
For the years ended December 31, 1997, 1996 and 1995

                                                                            Unrealized
                                                                              Holding
                                                                            Gain (Loss)
                                                                           On Securities       Total
                                                Common         Retained      Available     Shareholders'
                                                 Stock         Earnings       For Sale        Equity
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                  $  7,351,889   $    294,832    $   (286,529)   $  7,360,192
  Cash dividend - $.19 per share                      --       (229,194)             --        (229,194)
  Issuance of common stock                        20,000             --              --          20,000
  Net income - 1995                                   --      1,004,935              --       1,004,935
  Unrealized gain on securities available
    for sale, net of taxes                            --             --         320,476         320,476
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                     7,371,889      1,070,573          33,947       8,476,409
  Cash dividend - $.18 per share                      --       (359,011)             --        (359,011)
  Stock dividend - 5%                            569,922       (572,638)             --          (2,716)
  Issuance of common stock, net of
    offering expenses (Note 8)                 5,405,309             --              --       5,405,309
  Subordinated debt conversion (Note 8)        3,520,000             --              --       3,520,000
  Net income - 1996                                   --      1,044,433              --       1,044,433
  Unrealized loss on securities available
    for sale, net of taxes                            --             --         (94,423)        (94,423)
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    16,867,120      1,183,357         (60,476)     17,990,001
  Cash dividend - $.15 per share                      --       (296,811)             --        (296,811)
  Issuance of common stock, net                  260,188             --              --         260,188
  Net income - 1997                                   --      2,014,629              --       2,014,629
  Unrealized gain on securities
    available for sale, net of taxes                  --             --          22,234          22,234
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                  $ 17,127,308   $  2,901,175    $    (38,242)   $ 19,990,241
=========================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

Consolidated Statements of
Cash Flows
================================================================================

For the years ended December 31,                                               1997            1996            1995
--------------------------------------------------------------------------------------------------------------------
Operating Activities:
  Net income                                                           $  2,014,629    $  1,044,433    $  1,004,935
  Adjustments to reconcile net income to net
    cash provided by operating activities -
      Provision for loan losses                                             497,355         416,456         228,560
      Depreciation and amortization                                         446,014         318,447         209,278
      Gain on sale of premises and equipment                                     --              --          (1,033)
      Net (gain) loss on sale of securities                                      --         (31,851)         18,999
      Gain on sale of loans                                              (1,694,795)     (1,467,664)       (871,185)
      Amortization of securities premiums, net                              (12,693)         52,062          47,919
      Deferred tax benefit                                                 (202,542)        (78,398)        (69,493)
      Increase in accrued interest receivable                              (295,051)       (194,749)       (205,396)
      Increase in other assets                                             (210,023)       (356,830)        (89,775)
      (Decrease) increase in accrued interest payable                       (41,068)        142,170         257,906
      Increase (decrease) in accrued expenses and other liabilities         373,900        (199,836)        (30,804)
--------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities                 873,726        (355,760)        499,911
--------------------------------------------------------------------------------------------------------------------

Investing Activities:
  Proceeds from sales of securities available for sale                           --       1,234,435         501,779
  Purchases of securities held to maturity                              (10,019,531)     (8,029,867)    (14,081,604)
  Purchases of securities available for sale                            (17,000,390)     (8,448,191)       (237,700)
  Maturities and principal payments on securities held to maturity       12,101,389       1,883,254       8,333,727
  Maturities and principal payments on securities available for sale     10,813,746      12,190,938         266,097
  Proceeds from sale of loans                                            13,682,371      14,906,898      10,853,327
  Net increase in loans                                                 (48,397,737)    (52,300,301)    (32,693,256)
  Capital expenditures                                                   (1,610,990)     (1,934,261)       (449,995)
  Proceeds from sale of premises and equipment                                   --              --           9,500
--------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                           (40,431,142)    (40,497,095)    (27,498,125)
--------------------------------------------------------------------------------------------------------------------

Financing Activities:
  Increase in deposits                                                   38,859,425      42,557,436      40,302,577
  Proceeds from issuance of subordinated debt                                    --       2,010,000       1,510,000
  Proceeds from issuance of common stock, net                               260,188       5,405,309          20,000
  Cash dividends and fractional shares paid                                (395,017)       (361,727)       (229,194)
--------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                        38,724,596      49,611,018      41,603,383
--------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                    (830,821)      8,758,163      14,605,169
Cash and cash equivalents at beginning of year                           33,448,021      24,689,858      10,084,689
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $ 32,617,200    $ 33,448,021    $ 24,689,858
====================================================================================================================

Supplemental Disclosures:
  Interest paid                                                        $  6,311,489    $  4,613,788    $  3,075,960
  Income taxes paid                                                       1,282,750       1,152,300         574,511
====================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial
Statements
================================================================================
1.   Organization and principles of consolidation
     The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, First Community Bank (the "Bank", or when consolidated with the Parent Company, "the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     The Bank was incorporated in the State of New Jersey on July 27, 1990. The Bank was subsequently granted a charter by the New Jersey Department of Banking and commenced operations on September 13, 1991 after purchasing the deposits of two existing branches of another financial institution through the Resolution Trust Corporation. The Bank currently operates seven branches in Hunterdon, Somerset and Union counties.

2.   Summary of significant accounting policies
     Use of Estimates in the Preparation of Financial Statements
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

     Securities
     The Company classifies its securities into three categories: (1) held to maturity, (2) available for sale and (3) trading. Securities which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts.

     Securities which are held for an indefinite period of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between a security's amortized cost and fair value is charged/credited directly to shareholders' equity, net of income tax effect. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of income on the date of sale.

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

     The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loans effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

     Loans held for sale are reflected at the lower of aggregate cost or market value.

     Allowance for Loan Losses
     The allowance for loan losses is maintained at a level management considers adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, after

                                              Unity Bancorp, Inc. and Subsidiary

================================================================================

     consideration of prevailing economic conditions in the Company's market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management and a loan review consultant.

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

     To calculate the gain (loss) on sale, the Company's investment in an SBA loan is allocated among the retained portion of the loan, the value of loan servicing and the sold portion of the loan, based on the relative fair market value of each portion. The gain on the sold portion of the loan is recognized. The allocated fair value for loan servicing is reflected as an asset and is classified in loans for financial reporting purposes. As of December 31, 1997 and 1996, the amount of this asset was approximately $1,069,000 and $803,000, respectively. The asset is amortized over an estimated life using a method approximating the effective interest method; in the event future prepayments are significant and future expected cash flows are inadequate to cover the unamortized excess servicing asset, additional amortization would be recognized.

     Serviced loans sold to other financial institutions are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $35,738,000 and $26,877,000 at December 31, 1997 and 1996, respectively.

     Income Taxes
     Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

     Cash and Cash Equivalents
     Cash and cash equivalents includes cash on hand, amounts due from banks (including certificates of deposit) and Federal funds sold. Generally, Federal funds are sold for a one-day period. At December 31, 1997 and 1996 certain certificates of deposit with maturities in excess of 90 days, amounting to approximately $2,773,000 and $5,327,000, respectively, were included in cash and due from banks.

     Loans Held for Sale
     Loans held for sale are carried at the lower of aggregate cost or fair market value.

     Net Income Per Share
     The Bank adopted SFAS No. 128, "Earnings per Share" effective December 15, 1997. In accordance with this new accounting standard, basic earnings per share is computed based on the weighted average number of shares outstanding for the periods presented. Diluted earnings per share is computed based on the weighted average number of shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, if dilutive. The Bank restated previously reporting earnings per share for 1996 and 1995 as required by this new accounting standard.

     New Financial Accounting Standards
     The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," in June 1997. This statement is effective for years beginning after December 15, 1997. Statement No. 130 requires entities that present a complete set of financial statements to include the components of comprehensive income. Comprehensive income consists of net income or loss for the current period and revenues, expenses, gains, and losses that have been previously excluded from the income statement and were only reported as a component of equity. The effect of adopting Statement No. 130 is not expected to be material to the Company's results of operations or financial position.

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial
         Statements
================================================================================

     Also in June 1997 the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for all periods beginning after December 15, 1997. Statement No. 131 requires that a company report certain information about operating segments in complete set of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that a company report certain information about their products and services, the geographic areas in which they operate, and their major customers. Management is currently evaluating the disclosures impact of Statement No. 131 on its financial statements and has not determined if it has any reportable segments.

     Reclassifications
     Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

3.   Securities
     Information with regard to the Company's securities portfolio at December 31, 1997 and 1996 is as follows-

     1997                                                               Gross           Gross     Estimated
                                                      Amortized    Unrealized      Unrealized          Fair
                                                           Cost         Gains          Losses         Value
     ------------------------------------------------------------------------------------------------------
     Held To Maturity
     Obligations of U.S. Government agencies        $15,466,484      $ 16,429      $(501,913)   $14,981,000
     Corporate debt securities                          497,402         4,448             --        501,850
     Mortgage-backed securities                       7,935,174       154,161        (72,878)     8,016,457
     ------------------------------------------------------------------------------------------------------
       Total Held To Maturity                       $23,899,060      $175,038      $(574,791)   $23,499,307
     ======================================================================================================
     Available For Sale
     U.S. Treasury securities                       $ 1,994,894      $ 12,859      $      --    $ 2,007,753
     Obligations of U.S. Government agencies         12,988,282         3,754        (22,755)    12,969,281
     Obligations of states & political subdivisions   1,064,363         7,042             --      1,071,405
     Mortgage-backed securities                          81,900            --           (414)        81,486
     Federal Home Loan Bank stock                       517,700            --             --        517,700
     Other corporate stocks                             754,923        28,183        (21,628)       761,478
     ------------------------------------------------------------------------------------------------------
       Total Available For Sale                     $17,402,062      $ 51,838      $ (44,797)   $17,409,103
     ======================================================================================================

     1996                                                               Gross           Gross     Estimated
                                                      Amortized    Unrealized      Unrealized          Fair
                                                           Cost         Gains          Losses         Value
     ------------------------------------------------------------------------------------------------------
     Held To Maturity
     Obligations of U.S. Government agencies        $17,219,279      $ 33,162      $(601,566)   $16,650,875
     Corporate debt securities                          495,211         3,529             --        498,740
     Mortgage-backed securities                       8,285,417        58,491       (246,621)     8,097,287
     ------------------------------------------------------------------------------------------------------
       Total Held To Maturity                       $25,999,907      $ 95,182      $(848,187)   $25,246,902
     ======================================================================================================

     Available For Sale
     U.S. Treasury securities                       $   350,593      $  1,157      $      --    $   351,750
     Obligations of U.S. Government agencies          7,460,618        15,949        (43,418)     7,433,149
     Obligations of states & political subdivisions     873,750           630           (325)       874,055
     Mortgage-backed securities                         101,896            82             --        101,978
     Corporate debt securities                        2,024,231         4,804             --      2,029,035
     Federal Home Loan Bank stock                       363,000            --             --        363,000
     ------------------------------------------------------------------------------------------------------
       Total Available For Sale                     $11,174,088      $ 22,622      $ (43,743)   $11,152,967
     ======================================================================================================

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]
================================================================================


     The amortized cost and estimated fair value of securities at December 31, 1997, by contractual maturity, are shown below.
                                                                 Estimated
                                                 Amortized            Fair
                                                      Cost           Value
     ---------------------------------------------------------------------
     Held To Maturity
     Due in one year or less                  $  1,247,221    $  1,247,159
     Due after one years through five years      3,998,310       4,001,995
     Due after five years through ten years      3,016,647       2,895,850
     Due after ten years                         7,701,708       7,337,846
     Mortgage-backed securities                  7,935,174       8,016,457
     ---------------------------------------------------------------------
                                               $23,899,060     $23,499,307
     =====================================================================

     Available For Sale
     Due in one year or less                   $ 4,194,792     $ 4,198,410
     Due after one year through five years       8,852,747       8,849,489
     Due after five years through ten years      3,000,000       3,000,540
     Mortgage-backed securities                     81,900          81,486
     Corporate stocks                            1,272,623       1,279,178
     ---------------------------------------------------------------------
                                               $17,402,062     $17,409,103
     =====================================================================

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

     For the year 1997, there were no sales of securities. Proceeds from sales of securities were $1,234,435 in 1996 and 501,779 in 1995. Gross gains (losses) on sales of securities were $31,851 in 1996 and ($18,999) in 1995.

     Securities with carrying values aggregating $750,000 were pledged to secure public deposits at December 31, 1997.

4.   Loans
     Loans outstanding by classification as of December 31, 1997 and 1996, are as follows-

                                               1997            1996
     --------------------------------------------------------------
     Loans secured by real estate-
        Residential properties         $ 28,891,480     $23,043,636
        Nonresidential properties        66,526,225      41,673,772
        Construction loans               13,013,662      10,222,711
     Commercial and industrial loans     20,348,133      17,966,352
     Lease financing receivables                 --          17,000
     Loans to individuals                 5,417,219       4,923,982
     --------------------------------------------------------------
                                       $134,196,719     $97,847,453
     ==============================================================

     As of December 31, 1997 and 1996, the Bank's recorded investment in impaired loans, defined as nonaccrual loans, was $943,000 and $669,000, respectively, and the related valuation allowance was $204,000 and $76,000, respectively. This valuation allowance is included in the allowance for loan losses in the accompanying balance

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial
Statements
================================================================================

     sheet. Interest income that would have been recorded during 1997 had these loans performed under the original contract terms was $92,000. At December 31, 1997, $552,000 in loans were past due greater than 90 days but still accruing interest.

     As of December 31, 1997, approximately 81% of the Company's loans were secured by real estate. As such, a substantial portion of the Company's borrowers' ability to repay their loans is dependent on the economic environment of the real estate industry in the Company's market area.

     In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows-

          Balance at December 31, 1996          $5,906,120

              New Loans                          9,221,337
              Repayments                        (5,459,497)
          ------------------------------------------------
          Balance at December 31, 1997          $9,667,960
          ================================================


5.   Allowance for loan losses
     The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

     An analysis of the change in the allowance for loan losses during 1997, 1996 and 1995 is as follows-

                                                       1997          1996          1995
     ----------------------------------------------------------------------------------
     Balance at beginning of year                $  886,465    $  561,931      $380,191
     Provision charged to expense                   497,355       416,456       228,560
     Loans charged-off                              (68,023)      (91,922)      (50,257)
     Recoveries on loans previously charged-off       5,938            --         3,437
     ----------------------------------------------------------------------------------
     Balance at end of year                      $1,321,735      $886,465      $561,931
     ==================================================================================

6.   Premises and equipment
     The detail of premises and equipment as of December 31, 1997 and 1996 is as follows-

                                                                     1997          1996
     -----------------------------------------------------------------------------------
     Land and buildings                                        $1,746,103    $1,044,241
     Furniture, fixtures and equipment                          2,181,883     1,463,784
     Leasehold improvements                                     1,465,649     1,274,621
     ----------------------------------------------------------------------------------
                                                                5,393,635     3,782,646
     ----------------------------------------------------------------------------------
     Less: Accumulated depreciation and amortization           (1,124,729)     (678,715)
     ----------------------------------------------------------------------------------
                                                               $4,268,906    $3,103,931
     ==================================================================================

     In 1996, the Company entered into a lease for a new branch facility which meets the requirements of capital lease accounting. The net present value of the future minimum lease payments of approximately $380,000 is included in land and buildings.

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]

================================================================================

7.   Deposits

     Time deposits in denominations of $100,000 or more totaled $20,927,193 and $13,801,346 at December 31, 1997 and 1996, respectfully.

     Schedule maturities of certificates of deposit are as follows -

     Year Ended December 31, 1997                     Over 3 mos       Over 1 year
                                            3 mos        through           through           Over
                                          or less         1 year           3 years        3 years          Total
     -----------------------------------------------------------------------------------------------------------
     $100,000 or more                 $11,234,124    $ 7,811,673       $ 1,881,396             --    $20,927,193
     Less than $100,000               $13,799,948    $37,440,039       $16,886,154     $1,170,617    $69,296,758
     ===========================================================================================================
     Year Ended December 31, 1996                     Over 3 mos       Over 1 year
                                            3 mos        through           through           Over
                                          or less         1 year           3 years        3 years          Total
     -----------------------------------------------------------------------------------------------------------
     $100,000 or more                 $ 6,929,704    $ 6,671,642        $  200,000             --    $13,801,346
     Less than $100,000               $11,819,587    $42,852,175        $4,859,733     $2,578,047    $62,109,542
     ===========================================================================================================

8.   Shareholders' equity

     In December 1996, the Company completed a stock offering resulting in the issuance of 401,500 shares of common stock and, attached to each share, a nontransferable warrant to purchase one share of common stock at an exercise price of $15.75 at any time within two years after the offering. During the course of the year, 2,060 warrants were exercised and at December 31, 1997, 399,440 warrants remain outstanding with an expiration date of December 15, 1998.

     On January 15, 1996, the Company declared a 5% stock dividend and on September 26, 1996, the Company declared a 5 for 4 stock split effective October 28, 1996. All share and per share information for all periods presented in these financial statements has been adjusted to give effect for the stock dividend and the stock split.

     At December 31, 1995, the Company had $1,510,000 in subordinated notes outstanding. In March 1996, the Company issued an additional $2,010,000 of subordinated debt. During the course of the year, the Company extended offerings to redeem all subordinated notes outstanding in exchange for shares of the Company's common stock at contracted exchange rates of $9.60, $10.00 and $10.80 per share, adjusted for subsequent stock split. The aggregate effect of retiring this debt was an increase to capital of $3,520,000.

     On April 29, 1994, the Company's shareholders approved the 1994 Employee Nonqualified Stock Option Plan (the Employee Plan) and the 1994 Nonemployee Director Stock Option Plan (the Director Plan). Under the Plans, the Board of Directors may grant options to officers or nonemployee directors to purchase the Company's stock. Option prices of the Plans are determined by the Board, provided however, that the option price of shares may not be less than 85% of the fair market value of shares at the date of grant. The period during which an option under either Plan may be exercised varies, but no option may be exercised after 10 years from the date of grant. As of December 31, 1997, 125,000 shares are reserved for issuance under the Plans.

     On April 25, 1997, the Company's shareholders approved the 1997 Stock Option Plan. Under the Plan, the Board of Directors may grant incentive stock options ("ISOs") and non-statutory options. Officers, employees and members of the Board of Directors of the Corporation are eligible to participate in the Plan. Options intended to qualify as Incentive Stock Options will be granted only to persons who are eligible to receive such options. The exercise price for options granted under the 1997 Option Plan will be determined by the Board of Directors at the time of grant, but may not be less than 85% of the fair market value of the Common Stock on the date of grant or 100% for any ISO. The term during which each option may be exercised shall be determined by the Board of Directors, but in no event shall an option be exercisable in whole or in part more than ten years from the date of grant. As of December 31, 1997, 50,000 shares are reserved for issuance under the Plan.

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial
Statements
================================================================================

     Transactions under the plans are summarized as follows-

                                              Number        Exercise Price   Weighted Average
                                            of Shares            Per Share     Exercise Price
     ----------------------------------------------------------------------------------------
     Outstanding, December 31, 1995               --                    --                 --
     Options granted                          50,199          $9.72-$10.80             $10.54
     Options exercised                            --                    --                 --
     Options expired                            (200)                 9.72               9.72
     ----------------------------------------------------------------------------------------
     Outstanding, December 31, 1996           49,999            9.72-10.80              10.54
     Options granted                          40,200           11.47-13.92              12.80
     Options exercised                       (10,312)           9.72-11.47              10.57
     Options expired                              --                    --                 --
     ----------------------------------------------------------------------------------------
     Outstanding, December 31, 1997           79,887          $9.72-$13.92             $11.68
     ========================================================================================

     The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans and accordingly, recorded compensation expense totaling $16,600 in 1997 and $12,800 in 1996 for those options that had an exercise price which was less than the fair market value of the Company's stock on the grant date. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below-

                               1997           1996
     ---------------------------------------------
     Net income-
     As reported         $2,014,629     $1,044,433
     Pro forma            1,901,955        913,747

     Earnings per share-
     Basic as reported        $1.02           $.74
     Pro forma                 $.96           $.64
     Diluted as reported      $1.01           $.73
     Pro forma                 $.95           $.64
     =============================================

     The fair value of each option grant under both Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996; dividend yields of 1.5% and 0%, expected volatilities of 47.06% and 47.06%, risk-free interest rates of 6.08% and 5.21%, and expected lives of 2.6 years and 2.6 years, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1997-

                                       Number                                            Number
                               Outstanding at               Remaining            Exercisable at
     Exercise Price         December 31, 1997        Contractual Life         December 31, 1997
     ------------------------------------------------------------------------------------------
              $13.92                    2,500               4.8 years                     2,500
               13.81                      700               4.9 years                       700
               13.38                   24,000               4.0 years                    24,000
               11.47                    8,000               4.0 years                     8,000
               10.80                   38,125               3.0 years                    38,125
                9.72                    6,562               3.0 years                     6,562
     ------------------------------------------------------------------------------------------
              $11.68                   79,887                                            79,887
     ===========================================================================================

     Select key employees and Board members are eligible to participate in the Company's two Stock Bonus Plans. Under the Plans, the Company may award stock grants to those employees and Board members at its discretion. The Company will record an expense equal to the sum of (i) the number of shares granted and (ii) the fair market value of the stock at the date of grant. The Company granted 3,071 shares to its employees in 1995,

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]

================================================================================

     resulting in a charge to operations of approximately $20,000. No shares were granted during 1996 and 9,000 shares were granted to employees and Board members in 1997, amounting to approximately $120,000 in expense. On April 25, 1997, the Company's shareholders approved 50,000 additional shares to be reserved for Stock Bonuses. As of December 31, 1997, the Company has 62,929 shares reserved for issuance under the Stock Bonus Plans.

9.   Earnings Per Share

     The following is a reconciliation of the calculation of basic and dilutive earnings per share-

                                                                      Net           Weighted        Earnings
     For the Year Ended December 31, 1997-                         Income     Average Shares       Per Share
     -------------------------------------------------------------------------------------------------------
       Basic earnings per share -
         Income available to common shareholders               $2,014,629          1,977,604           $1.02
                                                                                                    ========
       Effect of Dilutive Securities -
         Stock Options and Warrants                                                   21,576
     -------------------------------------------------------------------------------------------------------
       Diluted earnings per share - Income available to
         common shareholders plus assumed conversions          $2,014,629          1,999,180           $1.01
     =======================================================================================================

     For the Year Ended December 31, 1996-
       Basic earnings per share -
         Income available to common shareholders               $1,044,433          1,419,855           $ .74
                                                                                                    ========
       Effect of Dilutive Securities -
         Stock Options and Warrants                                                    9,407
     -------------------------------------------------------------------------------------------------------
       Diluted earnings per share - Income available to
         common shareholders plus assumed conversions          $1,044,433          1,429,262           $ .73
     =======================================================================================================

     For the Year Ended December 31, 1995-
     -------------------------------------------------------------------------------------------------------
       Basic earnings per share -
         Income available to common shareholders               $1,004,935          1,203,774           $ .83
                                                                                                    ========
       Effect of Dilutive Securities -
         None
     -------------------------------------------------------------------------------------------------------
        Diluted earnings per share - Income available to
         common shareholders plus assumed conversions          $1,004,935          1,203,774           $ .83
     =======================================================================================================

10.  Income  taxes

     The components of the provision for income taxes are as follows-

                                                             1997          1996         1995
     ----------------------------------------------------------------------------------------
     Federal
        Current                                        $1,220,818      $622,391     $596,270
        Deferred benefit                                 (202,542)      (78,398)     (69,493)
     ----------------------------------------------------------------------------------------
           Total Federal                                1,018,276       543,993      526,777
     ----------------------------------------------------------------------------------------
     State                                                240,335       100,085       82,254
     ----------------------------------------------------------------------------------------
        Total provision for income taxes               $1,258,611      $644,078     $609,031
     =======================================================================================

     A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows-

                                                                  1997           1996         1995
     ---------------------------------------------------------------------------------------------
     Federal income taxes at statutory rate                 $1,112,902       $574,093     $548,748
     State income taxes, net of Federal income tax effect      158,621         66,056       54,288
     Other                                                     (12,912)         3,929        5,995
     ---------------------------------------------------------------------------------------------
     Provision for income taxes                             $1,258,611       $644,078     $609,031
     =============================================================================================

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial
Statements
================================================================================

     Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 1997 and 1996 are as follows-

                                                              1997          1996
     ---------------------------------------------------------------------------
     Provision for loan losses                           $465,544      $298,274
     Unrealized loss on securities available for sale      23,913        40,317
     Other, net                                            (3,288)      (31,577)
     ---------------------------------------------------------------------------
     Net deferred tax asset                              $486,219      $307,014
     ===========================================================================

11.  Commitments and contingencies

     Lease Obligations

     1998            $  518,000
     1999               500,000
     2000               470,000
     2001               470,000
     2002               470,000
     Thereafter       1,441,000
     ==========================

     The Company leases its headquarters and three of its branch facilities under operating leases. Future minimum rental payments under these leases, excluding renewal options, are as listed-

     The Company entered into a lease for its Scotch Plains facility which meets the requirements of capital lease accounting (see Note 6). Future gross lease obligations total approximately $600,000 and will be paid in monthly installments through April, 2006.

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

     Commitments to Borrowers

     Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance approximately $18,367,000 to its borrowers as of December 31, 1997, which commitments generally expire within one year.

     Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. The Company has entered into standby letters of credit contracts with its customers totaling approximately $712,000 as of December 31, 1997, which generally expire within one year.

12.  Regulatory capital

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

     Quantitative measures established by regulation to ensure capital adequacy require the Parent Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that the Parent Company and the Bank meet all capital adequacy requirements to which they are subject.

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]

================================================================================

     As of December 31, 1997, the most recent notification from the Federal Reserve Bank categorized the Parent Company as well capitalized and the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Parent Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed either institution's category.

     The Parent Company's actual capital amounts and ratios are presented in the following table.

                                                                                               To Be Well Capitalized
                                                                        For Capital            Under Prompt Corrective
                                                 Actual              Adequacy Purposes           Action Provisions
     ------------------------------------------------------------------------------------------------------------------
                                           AMOUNT     RATIO          AMOUNT      RATIO           AMOUNT        RATIO
     ------------------------------------------------------------------------------------------------------------------
     As of December 31, 1997-
     Total Capital
           (to Risk Weighted Assets)     $21,280,204  14.28%     >/=$11,894,078  >/=8.00%    >/=$14,867,597  >/=10.00%
     Tier I Capital
           (to Risk Weighted Assets)      19,958,469  13.29%     >/=$ 5,947,039  >/=4.00%    >/=$ 8,920,558  >/=16.00%
     Tier I Capital
           (to Average Assets)            19,958,469   9.51%     >/=$ 8,391,353  >/=4.00%    >/=$10,489,192  >/=15.00%
     As of December 31, 1996-
     Total Capital
           (to Risk Weighted Assets)      18,841,669  17.24%     >/=$ 8,734,729  >/=8.00%    >/=$10,929,661  >/=10.00%
     Tier I Capital
           (to Risk Weighted Assets)      17,955,204  16.43%     >/=$ 4,371,865  >/=4.00%    >/=$ 6,557,797  >/=16.00%
     Tier I Capital
           (to Average Assets)            17,955,204  11.09%     >/=$ 6,477,699  >/=4.00%    >/=$ 8,097,123  >/=15.00%
     ==================================================================================================================

     The Bank's actual capital amounts and ratios are presented in the following table.

                                                                                         To Be Well Capitalized
                                                                     For Capital         Under Prompt Corrective
                                                 Actual           Adequacy Purposes         Action Provisions
     ------------------------------------------------------------------------------------------------------------------
                                           Amount     Ratio       Amount      Ratio         Amount       Ratio
     ------------------------------------------------------------------------------------------------------------------
     As of December 31, 1997-
     Total Capital
           (to Risk Weighted Assets)     $16,318,241  11.03%     >/=$11,840,752  >/=8.00%    >/=$14,800,940  >/=10.00%
     Tier I Capital
           (to Risk Weighted Assets)      14,996,506  10.13%     >/=$15,920,376  >/=4.00%    >/=$18,880,564  >/=16.00%
     Tier I Capital
           (to Average Assets)            14,996,506   7.35%     >/=$18,162,141  >/=4.00%    >/=$10,202,676  >/=15.00%
     As of December 31, 1996-
     Total Capital
           (to Risk Weighted Assets)      12,355,737  11.32%     >/=$18,733,623  >/=8.00%    >/=$10,917,028  >/=10.00%
     Tier I Capital
           (to Risk Weighted Assets)      11,469,272  10.51%     >/=$14,366,811  >/=4.00%    >/=$16,500,217  >/=16.00%
     Tier I Capital
           (to Average Assets)            11,469,272   7.09%     >/=$16,474,880  >/=4.00%    >/=$18,093,600  >/=15.00%
     ==================================================================================================================

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial
Statements
================================================================================

13.  Employee benefit plans

     The Bank has a 401(k) savings plan covering substantially all employees. Under the terms of the Plan, an employee can contribute up to 15% of their salary on a tax deferred basis. The Bank will match 50% of an employee's contribution, up to 6% of the employee's salary. Employees become fully vested in the Bank's contribution after six years of service. The Bank contributed $30,620, $32,483 and $7,120 to the Plan in 1997, 1996 and 1995,
     respectively.

     The Bank does not currently provide any post retirement or post employment benefits to its employees other than the 401(k) plan.

14.  Fair value of financial instruments

     The fair value estimates for financial instruments are made at a discrete point in time based upon relevant market information and information about the underlying instruments.

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

     Cash and Federal Funds Sold

     For those short-term instruments, the carrying value is a reasonable estimate of fair value that which similar loans with similar maturities would be made to borrowers with similar credit ratings.

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

     Unrecognized Financial Instruments

     At December 31, 1997, the Bank had standby letters of credit outstanding of $712,000. The fair value of these commitments is nominal.

     At December 31, 1997, the bank had commitments to extend credit totaling $18,367,000. The Bank does not charge a fee on these loan commitments and, consequently, there is no basis to calculate a fair value.

     At December 31, 1997, the Bank services loans owned by outside investors in the amount of $35,738,000 at various service fee rates. The fair value approximates the present value of service fees charged to the investors, net of costs to service the loans, under the loan servicing arrangements.

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]

================================================================================

     The estimated fair value of the Company's financial instruments as of December 31, 1997 and 1996 is as follows-

                                                              1997            1997           1996            1996
                                                          Carrying            Fair       Carrying            Fair
                                                            Amount           Value         Amount           Value
     ------------------------------------------------------------------------------------------------------------
     Financial assets-
        Cash and Federal funds sold                   $ 32,617,200    $ 32,617,200   $ 33,448,021    $ 33,448,021
        Securities held to maturity                     23,899,060      23,499,307     25,999,907      25,246,902
        Securities available for sale                   17,409,103      17,409,103     11,152,967      11,152,967
        Loans, net of allowance for loan losses        132,854,250     133,953,064     96,941,444      96,670,513
     ------------------------------------------------------------------------------------------------------------
     Financial liabilities-
        Total deposits                                $192,414,485    $192,117,265   $153,555,060    $153,536,409
     ============================================================================================================

15.  Other operating expenses

     The components of other operating expenses for the year ended December 31, 1997, 1996 and 1995 are as follows

                                                              1997            1996           1995
     --------------------------------------------------------------------------------------------
     Professional and other fees                        $  514,000      $  315,000     $  237,000
     Office expenses                                       809,000         615,000        416,000
     Advertising expense                                   272,000         251,000        141,000
     Communication expense                                 212,000         152,000        130,000
     Bank services                                         427,000         333,000        200,000
     FDIC insurance assessment                             100,000         182,000        167,000
     Directors fees                                        271,000         276,000        187,000
     Other expenses                                        444,000         290,000        288,000
     --------------------------------------------------------------------------------------------
                                                        $3,049,000      $2,414,000     $1,766,000
     ============================================================================================

16.  Condensed financial statements of Unity Bancorp, Inc. (Parent Company only)

     Balance Sheets
     ------------------------------------------------------------------------------------------------------------
     December 31,                                                                            1997            1996
     ------------------------------------------------------------------------------------------------------------
     Assets
       Cash and due from Banks                                                        $ 2,096,817     $ 6,420,351
       Securities available for sale, at fair value                                     2,769,231              --
       Investment in Bank subsidiary                                                   14,989,474      11,465,350
       Other assets                                                                       145,156         126,329
     ------------------------------------------------------------------------------------------------------------
           Total assets                                                               $20,000,678     $18,012,030
     ============================================================================================================
     Liabilities and Shareholders' Equity-
       Other liabilities                                                              $    10,437     $    22,029
     Shareholders' equity                                                              19,990,241      17,990,001
     ------------------------------------------------------------------------------------------------------------
           Total liabilities and shareholders' equity                                 $20,000,678     $18,012,030
     ============================================================================================================

Unity Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial
Statements
================================================================================

     Income Statements
     ------------------------------------------------------------------------------------------------------------
     December 31,                                                            1997           1996            1995
     ------------------------------------------------------------------------------------------------------------
     Interest income                                                   $  290,129     $   11,125      $  111,368
     Dividends from Bank subsidiary (a)                                   296,811        359,011         292,990
     Other income                                                              --         14,616              --
     ------------------------------------------------------------------------------------------------------------
           Total income                                                   586,940        384,752         404,358

     Interest expense                                                          --         93,934         123,243
     Other expenses                                                       361,214         60,195          78,762
     ------------------------------------------------------------------------------------------------------------
           Income before income taxes and equity in undistributed
              income of subsidiary                                        225,726        230,623         202,353
     Income tax benefit (a)                                               (24,169)       (51,355)        (36,255)
     ------------------------------------------------------------------------------------------------------------
           Income before equity in undistributed income of subsidiary     249,895        281,978         238,608
     Equity in undistributed income of subsidiary                       1,764,734        762,455         766,327
     ------------------------------------------------------------------------------------------------------------
           Net income                                                  $2,014,629     $1,044,433      $1,004,935
     ============================================================================================================

     (a) No Federal income tax is applicable to the dividends and other income received from the Bank since the Parent Company and the Bank file a consolidated income tax return.

     Statements Of Cash Flows
     ------------------------------------------------------------------------------------------------------------
     December 31,                                                            1997           1996           1995
     ------------------------------------------------------------------------------------------------------------
     Operating activities -
        Net income                                                     $2,014,629     $1,044,433      $1,004,935
        Adjustments to reconcile net income to net cash
         provided by operating activities -
           Equity in undistributed income of subsidiary                (1,764,734)      (762,455)       (766,327)
           Amortization of securities premiums, net                       (38,509)            --              --
           Depreciation and amortization                                   12,759         12,759              --
           Increase in other assets                                       (38,203)       (47,583)        (21,735)
           (Decrease) increase in other liabilities                       (11,592)           310          21,719
     ------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                   174,350        247,464         238,592
     ------------------------------------------------------------------------------------------------------------
     Investing activities -
        Maturities on securities available for sale                     1,000,000             --              --
        Purchases of securities available for sale                     (3,711,261)            --              --
        Net decrease (increase) in loans outstanding                           --      1,412,184      (1,412,184)
        Additional equity investment in Bank subsidiary                (1,750,000)    (2,325,249)             --
     ------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                    (4,461,261)      (913,065)     (1,412,184)
     ------------------------------------------------------------------------------------------------------------
     Financing activities -
        Net decrease in borrowed funds                                         --             --         (74,844)
        Proceeds from issuance of common stock, net                       260,188      5,405,309              --
        Proceeds from issuance for subordinated debt                           --      2,010,000       1,510,000
        Cash dividends and fractional shares paid                        (296,811)      (361,727)       (229,194)
              Net cash (used in) provided by financing activities         (36,623)     7,053,582       1,205,962
              Net change in cash and cash equivalents                  (4,323,534)     6,387,981          32,370
     Cash and cash equivalents, beginning of year                       6,420,351         32,370              --
     ------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of year                            $2,096,817     $6,420,351      $   32,370
     ============================================================================================================
     Supplemental disclosures:
        Interest paid                                                          --       $108,516         $98,822
     ============================================================================================================

                                    Unity Bancorp, Inc. and Subsidiary [GRAPHIC]

================================================================================

17.  Quarterly financial information (unaudited)

     The following quarterly financial information for the years ended December 31, 1997, and 1996 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

     1997                                                       March           June      September       December
                                                                   31             30             30             31
     -------------------------------------------------------------------------------------------------------------
     Total interest income                                 $3,272,497     $3,693,166     $3,976,696     $4,083,095
     Total interest expense                                 1,426,458      1,541,771      1,654,987      1,689,150
     -------------------------------------------------------------------------------------------------------------
        Net interest income                                 1,846,039      2,151,395      2,321,709      2,393,945
     Provision for loan losses                                 58,316        176,871        160,400        101,767
     -------------------------------------------------------------------------------------------------------------
        Net interest income after provision for
           loan losses                                      1,787,723      1,974,524      2,161,309      2,292,177
     Total other income                                       564,428        811,871        661,562      1,005,204
     Total other expenses                                   2,155,699      2,324,167      2,247,037      2,517,266
     -------------------------------------------------------------------------------------------------------------
       Net income                                          $  196,452     $  462,228     $  575,834     $  780,115
     -------------------------------------------------------------------------------------------------------------
       Basic earnings per common share                           $.10           $.23           $.29           $.39
     -------------------------------------------------------------------------------------------------------------
       Diluted earnings per common share                         $.10           $.23           $.29           $.38
     ============================================================================================================

     1996                                                       March           June      September       December
                                                                   31             30             30             31
     -------------------------------------------------------------------------------------------------------------
     Total interest income                                 $2,406,624     $2,542,775     $2,826,894     $3,083,341
     Total interest expense                                 1,050,359      1,085,780      1,268,956      1,350,862
     -------------------------------------------------------------------------------------------------------------
        Net interest income                                 1,356,265      1,456,995      1,557,938      1,732,479
     Provision for loan losses                                139,483        117,805        107,790         51,378
     -------------------------------------------------------------------------------------------------------------
        Net interest income after provision for
           loan losses                                      1,216,782      1,339,190      1,450,148      1,681,101
     Total other income                                       437,512        612,692        682,411        670,793
     Total other expenses                                   1,440,621      1,662,936      2,006,792(a)   1,936,817
     -------------------------------------------------------------------------------------------------------------
       Net income                                          $  213,672     $  288,946     $  126,738     $  415,077
     -------------------------------------------------------------------------------------------------------------
       Basic earnings per common share                           $.17           $.21           $.09           $.25
     ============================================================================================================
       Diluted earnings per common share                         $.17           $.21           $.09           $.25
     ============================================================================================================


     (a) Includes a special one time SAIF assessment of $370,141.

Unity Bancorp, Inc. and Subsidiary

Report of Independent Public
Accountants
================================================================================

To the Shareholders and Board of Directors of Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. (a Delaware corporation) and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                             /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 28, 1998

Unity Bancorp, Inc. and Subsidiary

First Community Bank
Directors
================================================================================

[PHOTO]                                 [PHOTO]


Robert                                  David
Van Volkenburgh                         Dallas




[PHOTO]                                 [PHOTO]


Peter P.                                Robert H.
DeTommaso                               Dallas



[PHOTO]                                 [PHOTO]


Charles S.                              Peter G.
Loring                                  Schoberl



[PHOTO]                                 [PHOTO]


Allen                                   Samuel
Tucker                                  Stothoff



[PHOTO]                                 [PHOTO]


John F.                                 Robert J.
Tremblay                                van Volkenburgh, Jr., M.D.

Products & Services

MEDIA ADVERTISING
                                             [GRAPHIC]
          [GRAPHIC]
                                             CHECKING
                                             NJCC Account
                                             Regular Checking
       If We Were You                        NOW Account
     We'd Bank With Us!                      Money Market Checking
                                             Business Checking
As seen on local cable stations              Prosperity Checking
throughout Hunterdon,
Somerset and Union Counties.




                                             CERTIFICATES OF DEPOSIT
                                             Regular
                                             Retirement    [GRAPHIC]

                                                           SAVINGS
                                                           Regular Savings
                                                           Money Market Savings
                                                           Money Market Deposit
                                                           Money Market IRA
                                                           Holiday Club Accounts
[GRAPHIC]
                                                  [GRAPHIC]
CONSUMER LOANS
Home Equity Loans                                 BUSINESS LOANS
Auto Loans                                        SBA Loans*
Personal Loans                                    Commercial Loans
Mortgage Loans                                    Construction Loans
Personal Access Line                              Lines of Credit
                                                  Cash Flow Manager

Products & Services

[GRAPHIC]

OTHER SERVICES                               ===================================
Safe Deposit Boxes
Certified Checks                                Full Service Offices
Direct Deposit
U.S. Savings Bonds                              Clinton
Traveler's Cheques                              64 Old Highway 22
Money Orders                                    908 730-7300
Wire Transfers
Night Depository                                Flemington
Notary Public                                   110 Main Street
Public Funds Depository+                        908 782-2000
Escrow Account ServicE
Tenant Security                                 Linden
                                                628 North Wood Avenue
                                                908 925-8353

                                                North Plainfield
                                                450 Somerset Street
                                                908 769-0303

                                                Scotch Plains
                                                2222 South Avenue
                                                908 233-8009

                                                Springfield
                                                733 Mountain Avenue
                                                973 258-0111

                                                Union
                                                952 Stuyvesant Avenue
                                                908 851-9700


                                                24-Hour MAC ATMs
                                                available at
                                                all offices
                                             ===================================


Investment Alternatives
Fixed & Variable Rate Tax Deferred Annuities
Mutual Funds
Stocks & Bonds
(offered through FCB Service Co., Inc., a New Jersey State licensed insurance agency and a wholly-owned subsidiary of First Community Bank, MDS Bankmark and MDS Securities)


                         *  Preferred Lender in New Jersey, Pennsylvania,
                            New York and Delaware
                         + Eligibility Certified under the Governmental Unit Deposit Protection Act (GUDPA)

Board of Directors                      First Community Bank Management

Robert Van Volkenburgh *                John F. Tremblay                        John Nalesnik
Chairman of the Board                   President                               Vice President
Chief Executive Officer                                                         Credit Administrator
Total Packaging Corp. &                 Peter G. Schoberl
Best Packaging & Design Corp.           Executive Vice President                Edward Dalton
                                        Senior Loan Officer                     Assistant Vice President
David Dallas *                                                                  SBA Loan Specialist
Vice Chairman                           Michael T. Bono
Chief Executive Officer                 Senior Vice President                   Maria Garciano
Dallas Group of America                 Sr. Business Development Ofc.           Assistant Vice President
                                                                                Manager, Springfield
Robert H. Dallas                        Peter Carone
President                               Senior Vice President                   John J. Kauchak
Dallas Group of America                 Manager, Mortgage Group                 Assistant Vice President
                                                                                Manager, Information Systems
Peter P. DeTommaso *                    Edward Cichone
Retired President                       Senior Vice President                   Rose M. Phelan
Home Owners Heaven, Inc.                Commercial Loan Officer                 Assistant Vice President
                                                                                Manager, Scotch Plains
Charles S. Loring *                     Vito A. de'Marsi
Owner                                   Senior Vice President                   Michael Riccio
Charles S. Loring, CPA                  Commercial Loan Officer                 Assistant Vice President
                                                                                Manager, Clinton
Peter G. Schoberl                       Michael F. Downes
Executive Vice President                Senior Vice President                   James Tumolo
First Community Bank                    Manager, SBA Group                      Assistant Vice President
                                                                                Manager, North Plainfield
Samuel Stothoff                         Thomas Maresca
President                               Senior Vice President                   Linda B. McDermott
Samuel Stothoff Company                 Senior Operations Officer               Corporate Secretary
                                                                                Executive Assistant
John F. Tremblay  *                     John Podskoc
President                               Senior Vice President                   Bruce Jala
First Community Bank                    Retail Banking                          Assistant Treasurer
                                                                                Business Development Officer
Allen Tucker                            Joseph M. Reardon
President                               Senior Vice President                   Carole Marshall
Tucker Enterprises                      Director of Finance                     Assistant Treasurer
                                                                                Compliance Specialist
Robert J.                               Julie Y. Carlson
van Volkenburgh, Jr., M.D.              Vice President                          Aleta M. Fusco
Physician                               Treasurer                               Assistant Secretary
                                                                                Investment Counselor
                                        Walter J. DeMoss
                                        Vice President                          Leslie Scheiderman
                                        Construction Loan Officer               Assistant Secretary
                                                                                Manager, Compliance
                                        Ruth Green
                                        Vice President
                                        Business Manager, Flemington

                                        William H. Metz
                                        Vice President
                                        Business Manager, Linden

* Member of Unity Bancorp, Inc. Board of Directors

Unity Bancorp, Inc.

Corporate
Information

Administrative Offices                                 Stock Listing
Unity Bancorp, Inc.                                    Unity Bancorp, Inc. common stock is traded on
64 Old Highway 22                                      the American Stock Exchange ("AMEX") under the
Clinton, New Jersey 08809                              symbol "UBI" and warrants under "UBI.WS".

Counsel                                                Common Stock Prices/Dividend Paid
Jamieson Moore Peskin & Spicer                         The table below sets forth by quarter the range of
Morristown, New Jersey                                 high, low and quarter-end  closing sale prices for Unity Bancorp,
                                                       Inc. common stock and the cash dividends paid per common share.
Auditors
Arthur Andersen LLP                                    =====================================================
Roseland, New Jersey                                                                                    Cash
                                                       1997                                         Dividend
Registrar & Transfer Agent                             Quarter        High        Low      Close        Paid
Shareholder address changes or inquiries               =====================================================
regarding shareholder accounts and stock               First       $17.750    $14.000    $15.500       $0.05
transfers should be directed to:                       Second      $14.500    $13.750    $13.750       $0.05
First City Transfer Company                            Third       $16.500    $13.375    $16.500       $0.05
P.O. Box 170                                           Fourth      $19.375    $16.000    $19.125       $0.05
Iselin, New Jersey 08837-0170                          =====================================================
(732) 906-9227                                         Total                                           $0.20

Financial Information                                  Warrant Purchase Stock Prices
Copies of the  corporation's annual report on
Form 10-K filed with the  Securities and               The table below sets forth by quarter the range of
Exchange  Commission may be                            high, low and quarter-end  closing sale prices for
obtained:                                              Unity Bancorp, Inc. warrant purchase stock.
o   by writing to Julie Y. Carlson,  VP/Treasurer
    at corporate  headquarters                         =========================================
o   electronically  at the SEC's home page at          1997
    www.sec.gov                                        Quarter        High        Low      Close
                                                       =========================================
Investor and Media Inquiries                           Third        $3.000     $1.000     $3.000
Analysts, institutional investors, individual          Fourth       $5.000     $3.000     $4.500
shareholders and media representatives
should contact:
John F.  Tremblay                                      [GRAPHIC]
Shareholder Relations
Unity Bancorp, Inc.
64 Old Highway 22                                      Dividend Reinvestment
Clinton, New Jersey 08809                              and Stock Purchase Plan
(908) 730-7630
or                                                     The Unity Bancorp, Inc. dividend
L. G. Zangani, Inc.                                    reinvestment and stock purchase plan
Financial Public Relations                             enables holders of common stock to
9 Main Street                                          purchase additional shares of common
Flemington, NJ 08822                                   stock conveniently and without paying
(908) 788-9660                                         brokerage commissions or service
                                                       charges. A prospectus and enrollment
Web Info                                               card may be obtained by writing to
Information on UBI & FCB financial results,            Shareholders Relations at corporate
products and services, and branch locations            headquarters.
is available on the internet at:
www.firstcommunitybankNJ.com


Annual Meeting of Shareholders

Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 3:30 pm, Friday, April 24, 1998, in Unity Bancorp's Corporate Headquarters located at 64 Old Highway 22, Clinton, NJ.

                                   [GRAPHIC]







[LOGO] UNITY Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
800 618-BANK