Form 10KSB, Exhibit 13
period 1998-12-31
UNITY BANCORP INC /DE/
filed 1999-03-31
CIK 920427

EXHIBIT 13


                   ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
                             ENDED DECEMBER 31, 1998



CORPORATE PROFILE



                               [GRAPHIC OMITTED]

The cover illustrates the Company's expanding market presence and displays its network of retail financial service centers.




                                                              1998 ANNUAL REPORT

THE Cover
-------------------------------------------------

  The cover illustrates the Company's expanding market presence and displays its network of retail financial service centers.


o  existing centers
   Clinton, Colonia, Flemington, Linden, North Plainfield,
   Scotch Plains, Springfield, Union

o  opening in 1999
   Berkeley Heights, Cranford, East Brunswick, Edison,
   Kenilworth, North Brunswick, South Plainfield,
   Springfield II, Whitehouse

o  pending regulatory approval
   Bound Brook, Flemington II, Highland Park




TABLE OF Contents

To Our Shareholders                                       1
Board of Directors                                        6
Management Profiles                                       8
Group Profiles                                            9
Retail Financial Service Centers
     Union                                               11
     Middlesex                                           14
Unity Country                                            16
Products & Services                                      17

TO OUR Shareholders

[PICTURE]  ROBERT VAN VOLKENBURGH
           CHAIRMAN OF THE BOARD
           AND CHIEF EXECUTIVE OFFICER

     This year, we are embarking on an exciting period of growth and opportunity which will benefit shareholders, customers and employees alike. In 1998, we worked to strengthen the Company's foundation with sound financial management and expansion of the franchise.

     The collective achievements of Unity Bancorp, Inc. and Unity Bank in 1998 attest to the Company's stature as a dominant force in regional community banking.

FINANCIAL PERFORMANCE

     I am pleased to report that Unity Bancorp set several records over the past year. First and foremost, the Company recorded net income of $2.1 million for the twelve months ended December 31, 1998. As a result, basic earnings per share equated to $.67.

     While earnings exceeded that of 1997, the fourth quarter discovery of an illegal check kiting scheme was indeed a disappointment and contributing factor to less than expected earnings. It now appears that assets may be available to satisfy the Bank's claim, at least in part. Please be assured that we are pursuing all legal actions available to recover these funds. Also, we have established the appropriate loss reserve. Finally, we have implemented additional internal policies and procedures to insure against any further occurrence. It is unfortunate, but understandable, this event took market attention from an otherwise very successful year.

     In 1998, the market for the financial services sector was indeed rough, however, we do not believe that Unity Bancorp's stock price adequately reflects the value of the Company, nor the earnings opportunities that lie ahead. Regardless, we remain committed to increasing your investment return.

                             [GRAPHIC OF TIMELINE]

Jan 98  Unity Bank mascot swings into action. If We Were You, We'd Bank With Us!

Jan 98  Unity Board declares 13th consecutive quarterly cash dividend

May 98  Shareholders benefit from 3 for 2 stock split


UNITY BANCORP       one
--------------------------------------------------------------------------------

     1998 will also be remembered for Unity Bank topping the $250 million Total Asset milestone. We are proud to be recognized as one of the fastest growing banks over the last 5 years. For the calendar year, assets grew to $254.6 million, an increase of 19% over December 31, 1997. Asset growth was fueled by increased demand for commercial and consumer loans from our primary market areas of Hunterdon, Somerset, Union, and most recently, Middlesex Counties. Net loans grew to $164.9 million in 1998, an increase of 24%.

     Deposits also reached a record high in 1998, growing to $226.9 million, an increase of 18%. As Unity Bank's reach extends across the thriving Central Jersey market place, we expect the expansion of the Company's deposit base to continue.

================================================================================

ON SEPTEMBER 21, 1998, WE WATCHED PROUDLY AS THE UNITY BANCORP COMMON STOCK COMMENCED TRADING ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "UNITY."

================================================================================

SHAREHOLDER BENEFITS

     Unity's past and present performance permits the Company to implement shareholder services that enhance your investment and improve your return.

     On September 21, 1998, we watched proudly as Unity Bancorp's common stock commenced trading on the NASDAQ National Market under the symbol "UNTY." The shift in trading markets reflects the Company's ongoing commitment to enhance shareholder value through increased interest and liquidity in the stock.

     Confident of the Company's ability to manage future growth while maintaining profitability, the Board of Directors authorized a three-for-two stock split, paid June 1, 1998, to shareholders of record as of May 15, 1998. Additionally, on November 23, 1998, the Board declared a 5% stock dividend payable January 1999.

     In recognition of Unity Bancorp's solid financial performance, the Company continued its proud tradition of paying quarterly cash dividends to shareholders throughout 1998. As a result of the stock split, each subsequent cash dividend represents an effective increase of 50%.

     The Dividend Reinvestment Plan ("DRIP") introduced in January 1998 has proven to be a positive addition. The Company also launched a stock repurchase program in 1998, repurchasing 126,578 outstanding shares of its common stock.

     Also in 1998, Unity Bancorp selected First Colonial Securities Group, Inc. as an advisor. An investment firm highly regarded for its knowledge of the community bank sector in New Jersey, First Colonial initiated coverage of Unity Bancorp with a "Buy Recommendation".

     In December, First Colonial assisted Unity Bancorp in the successful exercise of 93% of its outstanding warrants. This resulted in the infusion of approximately $5.5 million in new capital to the Company, bringing total capital to $26.3 million, a 35% increase from $19.9 million at year end 1997. The high percentage of warrants exercised demonstrated shareholders' support of the Company. Market capitalization today exceeds $41.3 million, a 9% increase over last year's $37.9 million.

                             [GRAPHIC OF TIMELINE]

Aug 98 Enters agreement to acquire 8 premier locations in Union and Middlesex counties

Sept 98 SBA honors Unity with Silver Award

Sept 98 Trading commences on NASDAQ under the symbol UNTY


UNITY BANCORP       two
--------------------------------------------------------------------------------

WELCOME TO UNITY COUNTRY

     Effective March 1, 1999, the Company's primary subsidiary changed its name from First Community Bank to Unity Bank. This event promoted market awareness and strengthened the Bank's identity with its parent company, thereby presenting a unified organization to our customers and shareholders.

     IT'S NOT JUST A NEW NAME! The new name serves to catapult the Bank to a superior and unmatched level of customer service. Our success will be measured by your satisfaction alone. Simultaneously, we have reengineered our branches as "Retail Financial Service Centers". In practice, customers will recognize a professional sales culture and the introduction of electronic and interactive marketing tools.

     Further tangible examples of the Bank's commitment to change are evident in two historic events that will help to expand the Bank's market presence. In August 1998, the Company successfully seized the opportunity to acquire eight branches divested as part of the First Union/ CoreStates merger. The Company's decision to double the size of Unity Bank's network of Retail Financial Service Centers serves the dual purpose of increasing the scope and enhancing the value of our franchise. These quality locations were profitable community bank offices for many years and create a unique opportunity to fulfill our strategic plan. Unity anticipates profitability within each centers' first year of operation.

================================================================================

Effective March 1, 1999, the Company's primary subsidiary changed its name from First Community Bank to Unity Bank.

================================================================================

     The expansion into the vigorous communities of Cranford, Kenilworth, Berkeley Heights and Springfield in Union County; and East Brunswick, North Brunswick, South Plainfield and Edison in Middlesex County is a natural extension of our present system. These eight retail centers are scheduled to open in stages through July of this year. We chose these communities for their access to a significant number of small businesses, one of our target markets, and we are convinced they will welcome Unity Bank's unique brand of banking where customers' needs are our first priority.

     Unity Bank also opened a new full-service retail center in Colonia in 1998. The office is the Bank's first in Middlesex County. Additionally, a retail center in Whitehouse is expected to open in March 1999. Lastly, I am pleased to report the Bank has identified and begun negotiations on three centers located in Bound Brook, Flemington and Highland Park. Subject to regulatory approval, the Unity franchise will operate at least 20 financial service centers by year-end 1999.

     The second historic event occurred during the first quarter of 1999 when the Company completed its purchase of Certified Mortgage Associates (CMA), a mortgage banking company based in Marlboro, NJ. The acquisition enables Unity to expand its New Jersey presence and increase penetration of the highly profitable residential mortgage market. Building on sales of $250 million per annum, CMA will significantly contribute to the fee income of the Company.

                             [GRAPHIC OF TIMELINE]

Oct 98  Unity Bancorp agrees to acquire Certified Mortgage Associates

Nov 98  Unity unveils its signature consumer account FREE Personal Plus Checking

Dec 99  Total Assets of Unity Bank hit $250 million milestone



UNITY BANCORP       three
--------------------------------------------------------------------------------

PRODUCTS AND SERVICES EVOLVE

     Keeping pace with the increasingly sophisticated demands of our personal banking customers, Unity expanded its consumer product and service offerings. In 1998, the Bank introduced its signature product, FREE Personal Plus Checking. More recently, the Bank introduced the very appealing Top Banana Money Market Checking. Designed to compete with investment alternatives available from non-bank competitors, the account provides unlimited check writing privileges with a superior yield tied to The Wall Street Journal Prime Rate, less 3%. Introduced early February 1999, the campaign netted nearly $20 million in deposits in its first month.

     We are also pleased to announce that Unity Bank and its subsidiary, Unity Financial Services, Inc. has reenergized its joint venture with BankMark, a New Jersey based third-party marketing firm that supports our retail investment program. Through this program, we are able to offer a broader range of investment services including annuities, mutual funds, stocks and bonds.

================================================================================

DESIGNED TO COMPETE WITH INVESTMENT ALTERNATIVES AVAILABLE FROM NON-BANK COMPETITORS, THE BANK INTRODUCED THE VERY APPEALING TOP BANANA MONEY MARKET CHECKING.

================================================================================

     To meet the ever changing landscape of financial services, Unity has begun to develop alternative banking sources. Early third quarter 1999, unitybank.com will link Home Banking to its website. Via the internet, customers can access their accounts for balance inquiry, transfer of funds and electronic payment of bills.

     Customer service enhancements include the opening of a Call Center, bank by phone, and the conversion of Unity Bank's teller and platform software to "AutoBank". The Call Center operation will provide live assistance for customer inquiries and develop telemarketing opportunities. Bank by phone offers 24 hour customer service at your fingertips. AutoBank will link customer's accounts in a single portfolio. The ability to track a customer's portfolio of accounts will assist in identifying cross-sell opportunities and result in more profitable relationships.

     With respect to commercial lending, Unity Bank was honored to receive the Silver Award from the U.S. Small Business Administration. The SBArecognized Unity for approving 75 loans totaling $21.5 million during the fiscal year ending September 30, 1998, securing its position among New Jersey's premier small business lenders. We believe small businesses are the backbone of the communities we serve. As such, we have assembled a skilled team of lending professionals to support the creation and growth of these businesses across New Jersey, New York, Pennsylvania and Delaware.

     During 1998, the Company extended its successful cable advertising campaign
- "IF WE WERE YOU, WE'D BANK WITH US." - into print media. The Bank's "orangutan" mascot keeps busy introducing new products and making appearances at Bank events. We are pleased with the heightened name recognition generated by this memorable marketing effort.

                             [GRAPHIC OF TIMELINE]

Dec 98  Unity warrants exercised to raise approximately $5.5 million in capital

Dec 98  Unity opens its 8th retail financial center in Colonia

Feb 99  Top Banana Money Market Checking appeals to investors


UNITY BANCORP       four
--------------------------------------------------------------------------------

QUALITY LEADERSHIP

     We believe a solid business plan is only as effective as the people who implement it. During the past year, we have strengthened the leadership of the Company with key appointments to the Board of Directors and management team.

     George J. Albanese of Scotch Plains and Michael Golden of Boca Raton, Florida were named Directors of Unity Bank. Mr. Albanese, a former bank director, brings an extensive background in government and business to the Unity Bank Board. Mr. Golden, currently Vice Chairman of Admiralty Bank of Southern Florida, has experience as a small businessman in the financial services sector. We welcome them and look forward to their contributions toward the ongoing success of the Company.

     The Bank also welcomed three new members to its executive management team; Kevin J. Killian, Executive Vice President/Chief Financial Officer and Unity Bancorp CFO; Norman Strauss, Jr., Executive Vice President/Senior Credit Officer and Donna Soos, Executive Vice President, Retail Banking. In addition, the Bank promoted Thomas Maresca to Executive Vice President, Director of Marketing.

A PERSONAL NOTE

     Unity Bank is poised to seize the opportunities, manage the challenges and develop the quality products needed to fulfill our role as a customer focused provider of exceptional financial services.

     At a time when national and regional banks have distanced themselves from customers, our organization is successfully meeting the demand for personalized service in every facet of our business. Going forward, we will continue to develop and deliver cost-effective solutions to customers' diverse financial needs. In doing so, we hope to further increase the profitability of this Company and maximize the return on your investment.

     The Boards of Directors of both Unity Bancorp, Inc. and Unity Bank join our Management and Staff in thanking you for your continued confidence.


/s/ Robert Van Volkenburgh

Robert Van Volkenburgh
Chairman of the Board
Chief Executive Officer

                             [GRAPHIC OF TIMELINE]

Mar 99  Name change signifies Unity's entrance into a new millennium of banking

Mar 99  Hunterdon County expansion continues with new site in Whitehouse

Apr 99  Unity Bank hits a home run with Somerset Patriot affiliation


UNITY BANCORP       five
--------------------------------------------------------------------------------

BOARD OF  DIRECTORS

     Robert Van Volkenburgh, 56, Chairman of the Board and Chief Executive Officer of Unity Bancorp, Inc. Chairman of the Board of Unity Bank. Founding member of the Company in 1991. Chairman of the Board and Chief Executive Officer of Total Packaging Corp. and Best Packaging & Design Corp., a packaging firm based in Branchburg, NJ.

     David Dallas, 44, Vice Chairman and Secretary of Unity Bancorp, Inc. Vice Chairman of Unity Bank. Founding member of the Company in 1991. Chief Executive Officer of Dallas Group of America, a manufacturer of specialty inorganic chemicals based in Whitehouse, NJ.

     Peter P. DeTommaso, 73, Director of Unity Bancorp, Inc. and Unity Bank. Founding member of the Company in 1991. Retired President of Homeowners Heaven, Inc., a building and lumber supply company based in North Plainfield, NJ.

     Charles S. Loring, 57, Director of Unity Bancorp, Inc. and Unity Bank. Founding member of the Company in 1991. Owner of Charles S. Loring CPA, an accounting firm based in Branchburg, NJ.

     John F. Tremblay, 50, President of Unity Bancorp, Inc. and Unity Bank. Joined the Company in 1997. Mr. Tremblay has over 29 years of banking experience.


                                  [PHOTOGRAPH]
Peter P. DeTommaso                David Dallas            Robert Van Volkenburgh
                  John F. Tremblay            Charles S. Loring


UNITY BANCORP       six
--------------------------------------------------------------------------------

                                                          [PHOTOGRAPH]
                                                         George Albanese

     George Albanese, 53, Director of Unity Bank. Joined the Company in 1998. President and founder of Alman Group, LLC, a full service consulting firm based in Westfield, NJ. Former Commissioner of the Department of Human Services, State of NJ.

     Michael E. Golden, 50, Director of Unity Bank. Joined the Company in 1998. Chairman of the Board and CEO of First Colonial Securities Group, a full service brokerage firm located in Marlton, NJ. (not pictured)

     Robert H. Dallas, II, 57, Director of Unity Bancorp, Inc. and Unity Bank. Founding member of the Company in 1991. President of Dallas Group of America, a manufacturer of specialty inorganic chemicals based in Whitehouse, NJ.

     Allen Tucker, 72, Director of Unity Bank. Joined the Company in 1995. President of Tucker Enterprises, a real estate development firm based in Clark, NJ.

     Samuel Stothoff, 66, Director of Unity Bank. Founding member of the Company in 1991. President of Samuel Stothoff Company, a well drilling company based in Flemington, NJ.

     Robert J. van Volkenburgh, Jr., MD, 34, Director of Unity Bank. Joined the Company in 1995. Physician, based in Chicago, Il.

       [PHOTOGRAPH]                                [PHOTOGRAPH]
Robert H. Dallas  Allen Tucker   Samuel Stothoff Robert van Volkenburgh, Jr., MD


UNITY BANCORP       seven
--------------------------------------------------------------------------------

MANAGEMENT Profiles

Executives Officers of Unity Bank

     Kevin  J.  Killian,  43,  Chief  Financial  Officer  of Unity  Bancorp  and
Executive Vice President, CFO of Unity Bank. Joined Unity Bank in 1998. Mr. Killian has over 20 years of experience, most recently as President of United Heritage Bank in Edison, NJ. Previously, he was CFO at Independence Bancorp.

     Thomas Maresca, 41, Executive Vice President, Director of Marketing. Mr. Maresca has been with Unity Bank since its formation in 1991. Previously an executive officer of City Federal Savings, he brings over 20 years experience in bank operations, retail financial services and marketing.

     Norman Strauss, Jr., 61, Executive Vice President, Senior Credit Officer. Joined Unity Bank in 1998. Mr. Strauss has over 35 years lending experience most recently with CoreStates Bank. During his career, he held the positions of Chief Credit Policy Officer, Senior Lending Officer and Manager of Commercial Lending.

     Donna M. Soos, 42, Executive Vice President, Retail Banking. Joined Unity Bank in 1998. Mrs. Soos has over 19 years experience in retail banking in New York and New Jersey. She recently managed an 80+ branch network in Central Jersey for CoreStates Bank.

                                  [PHOTOGRAPH]

Thomas Maresca      Donna M. Soos      Norman Strauss, Jr.      Kevin J. Killian


UNITY BANCORP       eight
--------------------------------------------------------------------------------

GROUP Profiles

                                  [PHOTOGRAPH]

     Edward R. Cichone                                    Michael Downes
    Regional President                                Senior Vice President
 Commercial Banking - West                            Small Business Capital

                                  Michael Bono
                              Regional President
                            Commercial Banking - East

COMMERCIAL LENDING

     Anticipating the expansion of the franchise, Unity regionalized its business development efforts to afford increased market familiarity to the commercial lending teams. Messrs. Bono and Cichone were promoted to Regional Presidents of the East and West Regions, respective.

     The  Small  Business   Capital  Group  earned  the  Silver  Small  Business
Administration Award for the first time in recognition of Unity's outstanding achievement in generating SBA loans in New Jersey and Eastern Pennsylvania.

CONSUMER LENDING

     Both the consumer and residential mortgage lending groups experienced great growth in 1998. An aggressive team of loan officers buoyed by an exceptional economic period of attractive rates responded with over $17 million in new consumer loans and over $41 million of residential mortgages. A majority of consumer loans were closed as apart of the Bank's indirect auto lending programs. Residential mortgages, which were primarily sold on the market, were responsible for nearly $700 thousand of non-interest and loan fee income.

FACILITY MANAGEMENT

     While much attention has been deservedly focused on the former First Union/Corestates acquisitions, Unity moved forward on two other strategically placed branches.

     In late December, Unity opened its eighth retail financial service center in the Colonia section of Woodbridge. Located on Route 35, St Georges Avenue, this office announced Unity's entrance into the Middlesex County market. The branch includes safe deposit boxes, a night depository, a 24 hr drive-up ATM, and two attended drive-ups.

     Construction started November, 1998 on a new Hunterdon County branch in Whitehouse on Route 22 West. Expected to open March 1999, this office begins to fill the gap between the Bank's western and eastern markets along the Routes 78/22 corridor. The traditional design is

                                  [PHOTOGRAPH]

     Barry Habib                                             John A. Podskoc
Senior Vice President                                     Senior Vice President
        CMA                                              Manager, Consumer Sales


UNITY BANCORP       nine
--------------------------------------------------------------------------------
complimented by a customer friendly lobby and offers the conveniences of safe deposit boxes, a night depository, a 24 hr drive-up ATM, and two attended drive-ups.

INFORMATION SYSTEMS

     Having earlier completed the installation of a LAN (Local Access Network) in the Clinton headquarters, Unity expanded on its integration of more efficient technology by embarking on the installation of a WAN (Wide Area Network). The linking of all branches by year end 1998 enhanced customer service capabilities by improving internal communications and data retrieval.

     MIS was also busy developing in-house servicing operations for both residential mortgages and direct consumer lending. The former was instrumental towards building and maintaining a portfolio of variable rate mortgages and will undoubtably expand as a result of the CMA acquisition. Consumer loans were converted from a third-party processor mid-year 1998.

     Unity continues to move forward with its plan to install "AutoBank", an integrated software platform supported by the Bank's data servicer, NCR. A conversion of teller, new account and general ledger systems is expected to be completed by the third quarter of 1999. In addition to improving internal operations, Autobank will consolidate customer's account files, thereby redefining "relationship" banking.

     Unity recognizes that traditional means of banking are changing and is determined to meet the need for alternative banking sources. Management has responded by authorizing the development of a Call Center, Bank by Phone and Internet Banking. In all cases, customers will be able to open and access their accounts for inquiry and transaction activity at their convenience. Internet banking will include a bill payer feature among its many interactive devices. All projects will be operational in the third quarter.

Other Officers of Unity Bank

Senior Vice Presidents
Robert Margherito
Samuel R. Wilson, III

Vice Presidents
Sandy Capps
Benjamin Cardell, Jr.
Walter J. DeMoss
Anthony Franchini
John Kauchak
Joanne Kelly
J. Thomas Kvederas
Eugene Matics
Richard Nikovits
Patrick O'Donnell
Brian Sayago
Eileen C. Wolfe

Assistant Vice Presidents
Edward Dalton
Aleta M. Fusco
Linda M. Gervasi
Lee Ann Hunt
Enilsa Lora
Sanjay Patel
Rose M. Phelan
Suman Saxena
Kelly A. Stashko
Joanne Suarez
James Tumolo
Ann Marie Woodward

Corporate Secretary
Linda McDermott

Assistant Secretary
Leslie Robb

Assistant Treasurers
Scott Birkner
Bruce Jala
Matthew Kilpatrick, III
Carole Marshall
Robin Storrs


UNITY BANCORP       ten
--------------------------------------------------------------------------------

================================================================================
BRANCH Expansion

The Company's decision to double the size of Unity Bank's network of Retail Financial Service Centers serves the dual purpose of increasing the scope and enhancing the value of our franchise. The move is a natural extension of our present system into eight vigorous communities in Union and Middlesex Counties.

The County of Union was officially established as New Jersey's 21st and last county in 1857, with the City of Elizabeth as the county seat. As early as 1864, the area billed itself as a commuter community, just 45 minutes from New York City. As such, streets and building lots flourished along the Jersey Central Railroad. With the opening of manufacturing plants such as Singer Works, the 1870s inaugurated the large-scale industry which would characterize the county during the 20th century.

     Some of Union County's history-making residents included William Livingston, New Jersey's first governor and a signer of the Constitution of the United States; Abraham Clark, who signed the Declaration of Independence; Elias Boudinot, who served as President of Congress; and Jonathan Dayton, the youngest signer of the Constitution.

Middlesex County, whose seat is in New Brunswick, was created in 1683. Primarily an agricultural economy during the 1800s, trade became an increasingly important business along the Raritan River. In addition, the opening of the Delaware-Raritan Canal in 1834 was hailed as "the most important development in county transportation" up to that time. The canal was used commercially for 100 years until forced out of business by the railroads. Middlesex was the first county in the United States to establish a county vocational school system in 1915.

     During World War II, Camp Kilmer, named for World War I soldier/poet and New Brunswick native Joyce Kilmer, processed millions of soldiers en route to military service overseas. Today, the site is used as an industrial park and extension of Rutgers University.
================================================================================

UNION County

[PHOTOGRAPH]   Berkeley  Heights
               555 Springfield Road


[PHOTOGRAPH]   Springfield
               52 Millburn Avenue


[PHOTOGRAPH]   Cranford
               Temporary
               104 Walnut Avenue

               Permanent
               Walnut & South Avenues


[PHOTOGRAPH]   Kenilworth
               470 Boulevard


UNITY BANCORP       ten
--------------------------------------------------------------------------------

Berkeley Heights

Berkeley Heights is the present name of the land known as the Township of New Providence from 1899 until 1952. The Littell-Lord Farmstead is a prominent historical landmark in town, named for the first and last owners of the home. Two houses stand on the Farmstead, one circa 1760, the other, a Victorian cottage circa 1875. Other treasures on the property include a stone springhouse, early kitchen and corn crib. The Historical Society of Berkeley Heights maintains a seven-room museum in the 11-room 1760s house. Each of the museum rooms is decorated in the period in which it was built as an addition to the original structure.

   Opened March 3, 1999, the Berkeley Heights office is approximately 2,600 sq ft. A 24 hr drive-up ATM, two attended drive-up lanes, a night drop and safe deposit boxes are among its many conveniences.

Springfield II

Descendants of some of Springfield's first families still reside in the township, originally settled in the early 1700s alongside the Unamis Indians, one of three Lenape tribes. The aftermath of The Battle of Springfield in 1780 saw only four homes still standing. During the conflict, American troops resorted to using Watts Hymnals distributed by the "Fighting Parson" James Caldwell, for wadding in their armaments. The battle marked the final invasion of British forces into New Jersey. Three of those four stalwart Springfield homes still stand as proud reminders of that pivotal event in America's pursuit of independence.

     Opened March 3, 1999, the Springfield office is a two story brick structure of 5,100 sq ft. A 24 hr walk up ATM, two drive-up lanes, a night drop and safe deposit boxes are among its many conveniences. Our second office in Springfield will also target customers from Millburn.

Cranford

The roots of Cranford's present-day families go deep in the town their forebears founded in 1871. The township's development is linked to the expansion of the railway system which intersects Cranford. The Eagle first chugged through town in 1839 en route to Plainfield from Elizabethport. It was followed by The Central Railroad of New Jersey, with the Ohio Lehigh Valley Railroad arriving in 1889.

     Opened March 11, 1999, the Cranford office is temporarily located at 104 Walnut Avenue, around the corner from its permanent site at the corner of Walnut and South Avenues. The new branch is part of a 6,000 sq. ft. retail/office complex to be built at the site of the former glass bank in the downtown district. This property was designated by Cranford as the premier retail location in the township. Construction is scheduled for a fourth quarter completion.

Kenilworth

Named New Orange by a group of real estate developers who acquired it in the late 1800s, the land was re-named Kenilworth and incorporated in 1907. The borough was home to John Jay, the first Chief Justice of the U.S. Supreme Court and negotiator of the famous Jay Treaty with Great Britain; to the Kensington Riding Academy; and to Upsala College. One famous visitor to the borough was aviator James Doolittle, who crashed his experimental plane in March 1929 while attempting to land at Kenilworth's former airfield.

     The Kenilworth office is approximately 2,500 sq ft and will offer a 24 hr walk up ATM, three attended drive up lanes, a night drop and safe deposit boxes among its many conveniences. This retail financial service center is scheduled to open in May 1999.


UNITY BANCORP       thirteen
--------------------------------------------------------------------------------

MIDDLESEX County

[PHOTOGRAPH]   Edison
               1746 Oak Tree Road

[PHOTOGRAPH]   South  Plainfield
               2426 Plainfield Avenue

[PHOTOGRAPH]   East Brunswick
               Loehmann's Plaza
               Route 18

[PHOTOGRAPH]   North Brunswick
               949 Livingston Avenue



UNITY BANCORP       fourteen
--------------------------------------------------------------------------------

Edison

Originally settled in the late 1600s, Edison is rich in state, national and world history as the home of Thomas Alva Edison's Menlo Park factory, constructed in 1876. The "Wizard of Menlo Park" created 400 patented items from his workshops there, including the phonograph, electric railway and incandescent lamp. Christie Street was the first anywhere to be illuminated by incandescent lighting and also the site of the Edison Memorial Tower, which was erected in 1937.

     Scheduled to open in April 1999, the Edison office is approximately 3,750 sq ft and will offer a 24 hr drive-up ATM, night drop, safe deposit boxes among its many conveniences. The site provides ample parking and will target customers from North Edison, Iselin and other surrounding communities.

South Plainfield

Settled in the 1660s, South Plainfield was founded as a Borough in 1926. Its place in history, however, was secured in 1924 when the U.S. Postal Service launched its first night air mail service from the airport that stood on the site of the present Middlesex Mall. Flying by compass, pilots would travel from South Plainfield up to Buffalo, then across to Chicago. In addition, the first air-to-ground radio communications were developed by RCA at this same airport where big-name airlines such as Eastern and American began their service in 1928. The airport is remembered with a granite obelisk that stands in front of the Holiday Inn across from the mall.

     Scheduled to open in May 1999, the South Plainfield office is approximately 3,300 sq ft and will offer a 24 hr drive-up ATM, two drive-up lanes, night drop, safe deposit boxes among its many conveniences.

East Brunswick

The Township of East Brunswick was formally incorporated in 1860 after a shared history with North Brunswick and Monroe that dates back to the 16th century. East Brunswick's economy thrived during the 18th century thanks to plentiful natural resources like fresh fruits and vegetables, wood and clay. The township's geographic location between the growing markets of New York City and Philadelphia, plus easy access to rail, boat and stage transportation, added to its desirability as a center of commerce.

     Scheduled to open in May 1999, the East Brunswick office stands within Loehmann's Plaza. It is approximately 3,000 sq ft and will offer a 24 hr drive-up ATM, two drive-up lanes and a night drop among its many conveniences.

North Brunswick

North Brunswick was permanently settled in 1761 by Dutch and French settlers who purchased land from the Native Americans. Route 27, which divides the township from Somerset County, was originally a trail of the Lenape Indians. Express coaches carrying important people and messages for the Continental Congress and General George Washington traveled the route during the Revolutionary War. North Brunswick's proximity to Lawrence Brook sparked the township's evolution as an industrial center. During 1905-1910, the township earned a small spot in Hollywood history when episodes of "The Perils of Pauline" starring Pearl White were filmed on the trestle of the Brunswick Traction Company trolley lines which date back to 1859.

     Scheduled  to  open  later  this  year,  the  North  Brunswick   office  is
approximately 4,700 sq ft and will offer a 24 hr walk-up ATM, four drive-up lanes, night drop and safe deposit boxes among its many conveniences.


UNITY BANCORP       fifteen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
WELCOME TO UNITY COUNTRY

The products displayed on this page are excellent examples of Unity's ongoing commitment to expand its offerings to meet the diverse financial needs of its customers.

     Looking forward, Unity will be issuing a MAC/VISA Check Card in early spring. In addition to 24 hour ATM access, the multi-dimensional card also permits purchases wherever VISA is accepted.

     Unity is also developing a package of non-financial benefits that may be attached to a customer's checking account. Participants can avail themselves of discount purchasing power, AD&D insurance, food and lodging discounts, and other advantages. The Unity package will increase the Bank's fee income.

     For business customers, the Bank is developing a new Analysis Checking where account balances are used to offset nominal transaction charges. Added features include the ability to fax daily transaction activity reports to the business owner and the introduction of cash management services. The latter allows for the nightly investment of unused balances in an interest bearing vehicle chosen by the customer.

                                 IF WE WERE YOU,
                               WE'D BANK WITH US!

                                   [GRAPHIC]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
[GRAPHIC]      TOP BANANA

Don't be one of the bunch . . . be the TOP BANANA. It's Money Market Checking with a yield tied to The Wall Street Journal Prime, less 3%. Introduced in February 99, Top Banana balances totaled nearly $20 million in three short weeks.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
FREE  CHECKING

Since inception in November 1998, hundreds of customers have chosen Unity to guide them through the jungle of big bank fees with FREE Checking. A low $99 minimum balance avoids those dangerous service charges. And don't forget to protect yourself from overdrafts with a PAL.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CONSUMER LOANS

Bills getting hairy? Unity can shave your monthly payments. Tap the value of your home with a Fixed Home Equity Loan or apply for a Signature Loan based solely on credit-worthiness. Whether it's to consolidate debt or swing that purchase you've always wanted, the low, low rates are just plain wild.
--------------------------------------------------------------------------------


UNITY BANCORP       sixteen
--------------------------------------------------------------------------------

PRODUCTS & Services

[GRAPHIC]      CHECKING
               NJCC Account
               Personal Plus
               NOW Account
               Money Market
               Top Banana
               Business
               Prosperity (55+)


--------------------------------------------------------------------------------
RETAIL FINANCIAL CENTERS  o  800.618.BANK

Berkeley Heights
555 Springfield Avenue

Clinton
64 Old Highway 22

Colonia
1379 St. Georges  Ave.

Cranford
104 Walnut Avenue

Flemington
110 Main Street

Linden
628 North Wood Avenue

North Plainfield
450 Somerset Street

Scotch Plains
2222 South Avenue

Springfield
733 Mountain Avenue

Springfield  II
52 Millburn Avenue

Union
952 Stuyvesant Avenue

Whitehouse
370 Route 22 West

24-Hour  MAC ATMs  available at all  offices
--------------------------------------------------------------------------------
                         Visit us at www.unitybank.com

[GRAPHIC]      SAVINGS/TIME
               Regular
               Money Market
               Money Market Deposit
               Money Market IRA
               Holiday Club Accounts
               Certificates of Deposit
                 o Terms from 3 mos. & up
                 o Retirement  Accounts


[GRAPHIC]      OTHER SERVICES
               Safe Deposit  Boxes
               Certified Checks
               Direct Deposit
               U.S. Savings Bonds
               Traveler's Cheques
               Money Orders
               Wire Transfers
               Night Depository
               Notary Public
               Public Funds Depository
               Escrow Account Service
               Tenant Security


[GRAPHIC]      CONSUMER LOANS
               Home Equity Loans
               Auto Loans
               Signature Loans
               Mortgage Loans
               Personal Access Line


[GRAPHIC]      BUSINESS LOANS
               SBA Loans*
               Commercial Loans
               Construction Loans
               Lines of Credit
               Cash Flow Manager
               * Preferred Lender in
                 NJ, PA, NY & DE


INVESTMENT ALTERNATIVES
Fixed & Variable Rate Tax Deferred Annuities
Mutual Funds
Stocks & Bonds
(offered through Unity Financial Services, Inc., a New Jersey State licensed insurance agency and a wholly-owned subsidiary of Unity Bank, MDS Bankmark and MDS Securities)


                                     [LOGO]
                           OFFICIAL CORPORATE SPONSOR
                                SOMERSET PATRIOTS
                               JOIN US ON BAT DAY
                                    JULY 11TH


UNITY BANCORP       seventeen
--------------------------------------------------------------------------------

FINANCIAL PROFILE



                               [GRAPHIC OMITTED]



                                                              1998 ANNUAL REPORT

HISTORICAL Highlights

--------------------------------------------------------------------------------
 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                    Total Assets
                                                                   (in millions)

                              1995                  $121.8
                              1996                  $172.7
                              1997                  $213.8
                              1998                  $254.6


================================================================================
Total Assets more than doubled in three short years, breaking $250 million.
================================================================================

--------------------------------------------------------------------------------
 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                      Net Income
                                                                   (in millions)

                              1995                  $1.00
                              1996                  $1.04
                              1997                  $2.02
                              1998                  $2.14


================================================================================
Unity records seventh consecutive year of record Net Income.
================================================================================

--------------------------------------------------------------------------------
 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                            Shareholders' Equity
                                                                   (in millions)

                              1995                   $8.5
                              1996                  $18.0
                              1997                  $20.0
                              1998                  $26.3


================================================================================
$5.5 million of exercised warrants contributed to Shareholders' Equity.
================================================================================

--------------------------------------------------------------------------------
 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                  Basic Earnings
                                                                     (per share)

                              1995                  $0.53
                              1996                  $0.47
                              1997                  $0.65
                              1998                  $0.67


================================================================================
Unity's Net Income resulted in record Basic Earnings Per Share.
================================================================================

--------------------------------------------------------------------------------
 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                     Total Loans
                                                                   (in millions)

                              1995                  $ 58.5
                              1996                  $ 96.9
                              1997                  $132.9
                              1998                  $165.0


================================================================================
Consumer loans contributed $17.0 million to 1998 growth.
================================================================================

--------------------------------------------------------------------------------
 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                  Total Deposits
                                                                   (in millions)

                              1995                  $111.0
                              1996                  $153.6
                              1997                  $192.4
                              1998                  $226.9


================================================================================
Deposit growth of 17.9% lead to a record high of $226.9 million in 1998.
================================================================================


--------------------------------------------------------------------------------
                                                               UNITY BANCORP one

MANAGEMENT'S DISCUSSION AND Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                    The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Unity Bancorp, Inc's. consolidated financial statements and the notes relating thereto including herein. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability with 1998 data.

-----------------   Unity Bancorp, Inc. (the "Parent Company") is a bank holding
Overview            company  incorporated  in  Delaware  under the Bank  Holding
and                 Company   Act  of  1956,   as  amended.   Its   wholly-owned
Strategy            subsidiary,  First  Community  Bank  (the  "Bank"  or,  when consolidated  with the Parent  Company,  the  "Company") was granted a charter  by the New Jersey  Department  of Banking and commenced  operations  on September  13, 1991.  The Bank changed its name to Unity Bank in 1999.  The Bank provides a full range of commercial and retail banking services through
                    eight  branch  offices   located  in  Hunterdon,   Somerset,
                    Middlesex and Union  counties in New Jersey.  These services include the acceptance of demand, savings and time deposits;
                    extension  of  consumer,   real   estate,   Small   Business
                    Administration and other commercial credits as well as personal investment advisory services through the Bank's wholly-owned subsidiary, Unity Financial Services, Inc.
                    Unity Investment Services, Inc. is also a wholly-owned subsidiary of the Bank, used to hold part of the Bank's investment portfolio.

-----------------   The Company's  results of operations depend primarily on its
Results of          net interest  income,  which is the  difference  between the
Operations          interest  earned  on its  interest-earning  assets  and  the interest  paid on funds  borrowed to support  those  assets, such as deposits.  Net interest  margin is a function of the difference  between the weighted  average  rate  received on interest-earning  assets and the weighted  average rate paid on  interest-bearing  liabilities,  as well  as the  average level of  interest-earning  assets as compared  with that of interest-bearing liabilities. Net income is also affected by the amounts of noninterest  income,  which includes gains on sales of loans,  including loans  originated under the Small
                    Business  Administration's   Guaranteed  Loan  Program,  and
                    operating expenses.

-----------------   The Company  earned a record net income of $2.1 million,  or
Net Income          $.67 basic  earnings  per share,  compared  to net income of
                    $2.0 million,  or $.65 basic earnings per share,  earned for the comparable period of 1997. Basic earnings per share were calculated on 3,198,813  weighted average shares outstanding compared to 3,114,726  weighted average shares outstanding a year earlier,  adjusted for the 3 for 2 stock split declared
                    April 24, 1998 and the 5% stock dividend  declared  November
                    23,  1998,   payable   January  1999.  The  changes  in  the
                    components of net income included a $1.3 million,  or 15.8%, increase in net  interest  income after  provision  for loan losses, and a $1.3 million, or 44.8% increase in noninterest
                    income.   These   items  were   offset  by  an  increase  in
                    noninterest expenses of $2.5 million, or 31.5%, as the Company continued its branch expansion and increased staff required to support and deliver its new products introduced in 1997 and 1998.

                         For the  year  ended  December  31,  1997,  net  income
                    totalled $2.0 million, or $.65 basic earnings per share. These results compare to earnings totaling $1.0 million, or $.47 per share for the year 1996. Net income improved by $970 thousand, or 93%, primarily as a result of a $2.5 million increase in net interest income reduced by an increase of $1.6 million in total other expenses.

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

-----------------   The Company's net interest income  increased by $1.6 million
Net Interest        (18.3%) to $10.3  million for 1998 from $8.7 million for the
Income              comparable period of 1997. The increase was attributed to an additional  $25.7 million in average earning  assets,  a 14%
                    increase  over the prior year`s  $185.0  million,  totalling
                    $210.7 million for 1998.  Interest expense increased by $853 thousand  (13.5%) to $7.1 million for 1998 from $6.3 million
                    for  the  comparable   period  of  1997.  The  increase  was
                    attributed  to  an  additional   $26.5  million  in  average
                    interest bearing deposits,  a 19% increase over prior year's
                    $139.3 million, totalling $165.8 million for 1998. The net interest margin increased to 4.91% for 1998 compared to 4.72% for 1997 due to an increase in investment yields and lower costing time deposits.

                         For the 1997 year,  the 43%  increase in the  Company's
                    net interest income resulted from a $4.2 million, or 38%, increase in total interest income partially offset by a $1.6 million, or 33%, increase in total interest expense. The increase in total interest income was primarily attributable to a $35.9 million, or 37%, increase in the Company's loan portfolio. The average yield on the Company's interest-earning assets increased to 8.13% for the year ended December 31, 1997 from 7.94% for the comparable period of 1996.

                         For the 1996 year, the increase in net interest  income
                    resulted from an increase of $3.1 million, or 40%, in total interest income partially offset by a $1.4 million increase in total interest expense. The increase in total interest income

--------------------------------------------------------------------------------
UNITY BANCORP two
                    was attributable to a $38.7 million, or 66%, increase in the Company's loan portfolio. The average yield on interest-earning assets declined to 7.94% for the year ended December 31, 1996 from 8.24% for the comparable period of 1995. The decline in the average yield reflects the repricing of the Company's adjustable rate loans to lower market rates of interest during 1996. In addition, new loans originated during 1996 were at lower rates of interest than those loans originated during 1995, reflecting reduced market rates.

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

-----------------   The following table reflects the components of the Company's
Comparative         net interest income, setting forth for the periods presented
Average             herein,  (1) average assets,  liabilities and  shareholders'
Balance             equity,  (2)  interest  income  earned  on  interest-earning
Sheets              assets  and  interest   expense  paid  on   interest-bearing
                    liabilities,  (3) average yields earned on  interest-earning
                    assets   and   average   rates   paid  on   interest-bearing
                    liabilities, (4) the Company's net interest spread (i.e., the average yield on interest-earnings assets less the average rate on interest-bearing liabilities) and (5) the Company's net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34%.

                    (Dollar Amounts in Thousands - Interest Amounts and Interest Rates/Yields on a Fully Tax-Equivalent Basis)

                                       ---------------------------------------------------------------------------------------------
                                                   1998                            1997                              1996
                                       Average              Rate/      Average               Rate/      Average                Rate/
Year Ended December 31,                Balance   Interest   Yield      Balance    Interest   Yield      Balance     Interest   Yield
------------------------------------------------------------------------------------------------------------------------------------
 Assets
 Interest-earning assets:
  Taxable loans
    (net of unearned income)           $143,940  $13,355    9.28%      $115,558    $11,227   9.72%      $ 79,063    $ 7,732    9.78%
  Tax-exempt securities                   1,615      112    6.94%           998         58   5.81%           718         41    5.71%
  Taxable investment securities          49,044    3,182    6.49%        40,021      2,460   6.15%        34,678      2,089    6.02%
  Interest-bearing deposits               4,140      231    5.58%        16,418        636   3.87%        12,907        501    3.88%
  Federal funds sold                     11,925      638    5.35%        12,101        661   5.46%         9,653        512    5.30%
                                       -----------------               -------------------              -------------------
  Total interest-earning assets         210,664   17,518    8.32%       185,096     15,042   8.13%       137,019     10,875    7.94%
  Noninterest-earning assets             20,525                           8,153                            5,948
  Allowance for loan losses              (1,409)                         (1,065)                            (750)
                                       --------------------------      ---------------------------      ----------------------------
  Total average assets                 $229,780                        $192,184                         $142,217
                                       ==========================      ===========================      ============================
 Liabilities and
  Shareholders' Equity
 Interest-bearing liabilities:
  NOW deposits                         $ 36,162  $   591    1.63%      $ 15,945    $   351   2.20%      $ 13,664    $   309    2.26%
  Savings deposits                       13,811      312    2.26%        28,534        892   3.13%        23,401        656    2.80%
  Money market deposits                  18,557      928    5.00%         9,163        293   3.20%         6,883        211    3.07%
  Time deposits                          96,969    5,311    5.48%        85,128      4,732   5.56%        63,353      3,485    5.50%
  Other debt                                319       23    7.21%           568         44   7.75%         1,041         94    9.03%
                                       -----------------               -------------------              -------------------
  Total interest-bearing liabilities    165,818    7,165    4.32%       139,338      6,312   4.53%       108,342      4,755    4.39%
  Noninterest-bearing liabilities         1,692                             822                              928
  Demand deposits                        41,250                          33,330                           21,797
  Shareholders' equity                   21,020                          18,694                           11,150
                                       --------------------------      ---------------------------      ----------------------------
  Total average liabilities
   and shareholders' equity            $229,780                        $192,184                         $142,217
                                       =================               ===================              ===================
  Net interest income                            $10,353                           $ 8,730                          $ 6,120
  Net interest rate spread                                  3.99%                            3.60%                             3.55%
  Net interest income/margin
   on average earning assets                                4.91%                            4.72%                             4.47%
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             UNITY BANCORP three

-----------------   The following  table  presents by category the major factors
Volume/             that  contributed to the changes in net interest  income for
Rate                each of the years ended December 31, 1998, 1997 and 1996, as
Analysis of         compared to each respective  previous  period.  Amounts have
Changes in          been computed on a fully  tax-equivalent  basis,  assuming a
Net Interest        Federal income tax rate of 34%.
Income

                                                 -----------------------------------------------------------------------------------
                                                       Year Ended December 31                        Year Ended December 31,
(Dollar Amounts in Thousands on a                     1998 versus 1997 Increase                     1997 versus 1996 Increase
Fully Tax-Equivalent Basis)                         (Decrease) Due to Change in:                  (Decrease) Due to Change in:
                                                 Volume          Rate            Net          Volume          Rate            Net
------------------------------------------------------------------------------------------------------------------------------------
Interest-Earning Assets
Interest income:
  Taxable loans
    (net of unearned income)                     $ 2,757        $  (629)       $ 2,128        $ 3,569        $   (74)       $ 3,495
  Tax-exempt securities                               36             18             54             16              1             17
  Taxable investment securities                      555            167            722            322             49            371
  Interest bearing deposits                         (476)            71           (405)           136             (1)           135
  Federal funds sold                                 (10)           (13)           (23)           130             19            149
                                                 --------------------------------------       --------------------------------------
     Total interest income                       $ 2,863        $  (387)       $ 2,476        $ 4,173        $    (6)       $ 4,167
Interest-Bearing Liabilities
Interest expense:
  NOW deposits                                   $   445        $  (205)       $ 1,240        $    52        $   (10)       $   (42)
  Savings deposits                                  (460)          (120)          (580)           144             92            236
  Money market deposits                              300            335            635             70             12             82
  Time deposits                                      658            (79)           579          1,198             49          1,247
  Other debt                                         (19)            (2)           (21)           (43)            (7)           (50)
                                                 --------------------------------------       --------------------------------------
    Total interest expense                           924            (71)           853          1,420            137          1,557
                                                 --------------------------------------       --------------------------------------
    Net interest income                          $ 1,939        $  (315)       $ 1,623        $ 2,753        $  (143)       $ 2,610
                                                 ======================================       ======================================
------------------------------------------------------------------------------------------------------------------------------------

-----------------   The  Company's   provision  for  loan  losses  totaled  $804
Provision           thousand  for 1998,  compared to $497  thousand for the same
for Loan            period  ended  1997.   The  increase  in  the  provision  is
Losses              primarily  the  result of the  Company's  growth in the loan portfolio.  For 1998 the reserve increased to 1.12% compared
                    to  1.01%  as  of  1997.   The  allowance  is  a  result  of
                    Management's analysis of the estimated inherent losses in the Bank's loan portfolio. Management determines provisions as necessary to maintain the allowance for loan losses at appropriate levels as measured against total loans and/or past due accounts and Management's analysis of current economic conditions. Future provisions for loan losses will be based upon management's assessment of the loan portfolio and its underlying collateral, trends in non performing loans, the current economic conditions and other factors which warrant recognition in order to maintain the allowance at levels sufficient to provide for estimated losses Please refer to the subsequent Allowance for Loan Losses section for additional information.

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

-----------------   Service charges on deposits  increased $144 thousand to $901
Non                 thousand for 1998, a 19.0%  increase  over $757 thousand for
Interest            1997.  The  majority of the increase is due to the growth in
Income              the  demand   accounts  which  includes  higher  volumes  of
                    transactions processed, improvement in return check fee collection ratios, the repricing of transaction fees in March 1998 and additional fee income generated by ATM services charges.

                         The Company's  gain on sale of loans  increased by $699
                    thousand (41.2%) to $2.4 million for 1998 from $1.7 million for 1997. This increase in the gain on sale of loans reflects the Company's increased participation in the Small Business Administration's ("SBA") guaranteed loan program as the Company has been designated a "preferred lender" for the states of New Jersey, Delaware, New York and Pennsylvania. Under the SBA program, the SBA guarantees between 75% to 90% of the principal of a qualifying loan. The Company then sells the guaranteed portion of the loan into the secondary market. The Company sold $20.6 million in guaranteed SBA loans in 1998 compared to $13.7 million sold in 1997. Included in the


--------------------------------------------------------------------------------
UNITY BANCORP four

                    1998 sales were $3.8 million of unguaranteed SBA loans, which produced $60 thousand of income after expenses. There were on such sales in 1997.

                         Proceeds  from sales of  securities  amounted  to $26.2
                    million for 1998. Net gains on sales of securities were $255 thousand for 1998. There were no sales in 1997. For 1996, proceeds were $1.2 million with losses of $32 thousand.

                         Other income which consists  primarily of SBA servicing
                    fee  income,   increased  $266  thousand  (45.0%),  to  $857
                    thousand for 1998 due to a larger portfolio of loans serviced.

                         For 1997, other income,  primarily  consisting of gains
                    on sales of loans and service fees received from deposit accounts, amounted to $3.0 million for the year ended December 31, 1997, an increase of $635 thousand, or 26%, from the comparable period of 1996. Other income for the year ended December 31, 1996 increased by $1.0 million, or 74%, to $2.4 million compared to $1.4 million in 1995. These increases were primarily attributable to increased gains on sales of loans in both the years ended December 31, 1997 and December 31, 1996, as well as the Company's increasing level of deposit accounts subject to service fees. For the year ended December 31, 1997, the Company recognized gains of $1.7 million from the sale of loans, an increase of $227 thousand, or 15%, compared to $1.5 million at the year ended December 31, 1996. SBA loan sales for 1997 totaled $13.7 million compared to $14.9 million in 1996.

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

-----------------   The Company's total other expenses increased by $2.5 million
Non                 (31.5%)  to $10.5  million  for 1998 from $8.0  million  for
Interest            1997. Salaries and employee benefits increased $815 thousand
Expense             due to additional staffing required to support the increased level of activity on new products developed in 1997, staffing required for the opening of the Linden and Colonia branches in April and December 1998, along with increases in commissions paid associated with the increased volume in loan sales. Other operating expenses which includes items such as data processing expenses, advertising, professional services, office expenses and other miscellaneous expenses increased $1.7 million, largely due to the increasing customer base, branch expansion, product development and marketing.

                         For the year ended  December 31, 1997,  other  expenses
                    amounted to $8.0 million, an increase of $1.6 million, or 25%, from the comparable period of 1996 when other expenses totaled $6.4 million. For the year ended December 31, 1996, other expenses increased by $2.4 million, or 61%, compared to $4.0 million for the year ended December 31, 1995. These increases were primarily attributable to increased salary, occupancy and other operating expenses. The increases in salary and occupancy expenses during the years ended December 31, 1997, 1996 and 1995 reflect the Company's expansion through the establishment of new branches. Increases in other operating expenses reflect increased item processing and servicing charges related to the expanding deposit base, combined with office expenses due to new locations and additional expenses associated with AMEX membership.

-----------------   The income tax  provision,  which  includes both federal and
Income Tax          state taxes, for the years ended December 31, 1998, 1997 and
Expense             1996 was  $1.3  million,  $1.3  million,  and $644  thousand representing a 38.0%, 38.5% and 38.1% effective tax rate in each year.

-----------------   The Company's total assets  increased $41 million (19.1%) to
Financial           a record $255  million at  December  31,  1998,  from 1997's
Condition           total  assets  of  $214  million.  Net  loans  totaled  $165 million,  a $32  million  increase  (24%)  compared  to $133 million at  December  31,  1997.  The  Company's  securities
                    portfolio,   including   securities  held  to  maturity  and
                    available  for  sale,  decreased  to  $40.9  million,  a  1%
                    decrease at December 31, 1998,  compared to $41.3 million at
                    December  31,  1997.   Shareholders'  Equity  totaled  $26.3
                    million  compared to $20.0 million at December 31, 1997. The
                    growth  in  the  Company's  total  assets,   securities  and
                    deposits was a result of the Company's branch expansion, continued penetration of its existing markets, emphasis on customer service, competitive rate structures, selective marketing, growing product line and the exercising of $5.5 million of warrants.

                         These   increases   in  total  assets  were  funded  by
                    increases in the Company's total deposits which increased to $226.8 million an increase of $34.4 million (17.9%) over total deposits of $192.4 million at December 31, 1997. Time deposits increased by $11.6 million (35.8%), savings deposits increased by $3.1 million (10.0%), interest bearing demand deposits increased by $10.7 million (35.8%), and noninterest bearing demand increased by 9.0 million (22.0%). Promotional activities contributed to the increase in time deposits as well as the Company's continued penetration of existing markets.


--------------------------------------------------------------------------------
                                                              UNITY BANCORP five

                    Deposits were obtained primarily from the market areas which the Company serves. The Company did not have any brokered deposits and, as such, neither solicited nor offered premiums for such deposits.

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

-----------------   For 1998,  the Company's net loans were $165.0  million,  an
Loan                increase  of  $32.1  million  (24.0%)  over  total  loans at
Portfolio           December 31,  1997.  These  increases in the loan  portfolio reflect the  Company's  expansion  into new lending  markets
                    through  its  new   branches   as  well  as  its   continued
                    penetration of its existing marketplace.

                         At December  31,  1997,  the  Company's  net loans were
                    $132.9 million, an increase of $36.0 million, or 37%, over total loans at December 31, 1996. The loan portfolio at December 31, 1996 totaled $96.9 million, an increase of $38.4 million, or 66%, over total loans at December 31, 1995.

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

                         The following  table sets forth the  classification  of
                    the Company's loans by major category for the past five years:

                                   -------------------------------------------------------------------------------------------------
December 31,                              1998                1997                1996                1995                1994
(Dollars in Thousands)              Amount      %       Amount      %       Amount      %       Amount      %       Amount      %
------------------------------------------------------------------------------------------------------------------------------------
Commercial & industrial            $ 41,502    24.9%   $ 20,347    15.2%   $ 17,965    18.4%   $  9,125    15.4%   $  6,952    19.1%
Real estate:
   Non-residential properties        59,845    35.9%     66,526    49.6%     41,674    42.6%     23,612    40.0%     15,018    41.2%
   Residential properties            26,565    15.9%     28,891    21.5%     23,044    23.6%     16,034    27.1%      9,514    26.1%
   Construction                      16,218     9.7%     13,014     9.7%     10,223    10.4%      5,705     9.7%      1,293     3.6%
Lease financing                          --     0.0%         --     0.0%         17     0.0%         83     0.1%        335      .9%
Consumer                             22,440    13.5%      5,419     4.0%      4,924     5.0%      4,549     7.7%      3,309     9.1%
                                   -----------------   -----------------   -----------------   -----------------   -----------------
    Total loans                    $166,570   100.0%   $134,197   100.0%   $ 97,847   100.0%   $ 59,108   100.0%   $ 36,421   100.0%
                                   =================   =================   =================   =================   =================
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
UNITY BANCORP six

                         The following table sets forth  commercial & industrial
                    and real estate-construction loans as of December 31, 1998 and 1997 in terms of loan maturities:

                           -----------------------------------------------------
                                     Secured by Residential Real Estate
(Dollars in Thousands)         1998           1997          Change             %
--------------------------------------------------------------------------------
Within 1 Year              $ 14,875       $  4,371        $    504        11.53%
1 to 5 Years                  2,241          1,803             438        24.29%
After 5 Years                 6,059             --           6,059           --
                           --------       --------        --------       ------
   Total                   $ 13,175       $  6,174        $  7,001       113.39%
                           ========       ========        ========       ======
--------------------------------------------------------------------------------
                                 Commercial, Industrial & all Other Loans
(Dollars in Thousands)         1998           1997         Change              %
--------------------------------------------------------------------------------
Within 1 Year              $183,748       $ 87,256        $ (3,508)       -4.02%
1 to 5 Years                 59,030         37,467          21,563        57.55%
After 5 Years                10,617          3,300           7,317        19.82%
                           --------       --------        --------       ------
   Total                   $153,395       $128,023        $ 25,372        19.82%
                           ========       ========        ========        =====
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                      $166,570       $134,197        $ 32,373        24.12%
                           ========       ========        ========        =====
--------------------------------------------------------------------------------

-----------------   The  Company's  principal  earning  assets  are  its  loans.
Asset               Inherent  in  the  lending  function  is the  possibility  a
Quality             customer may not perform in accordance  with the contractual terms of the loan. A borrowers' inability to repay the loan can create the risk of nonaccrual loans, past due loans, restructured loans and potential problem loans.

                         Non-performing   assets  include  loans  that  are  not
                    accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more and loans past due 90 days or greater, still accruing interest. Management has evaluated these loans and determined that they are both well collateralized and in the process of collection. No losses are anticipated upon ultimate collection of these loans. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Until the loan becomes current, any payments received from the borrower are applied totally to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

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

                         The following table sets forth  information  concerning
                    the  Company's   non-performing   assets  as  of  the  dates
                    indicated:

(Dollars in Thousands)
                                                       --------------------------------------------------------------------------
December 31,                                             1998            1997              1996            1995             1994
---------------------------------------------------------------------------------------------------------------------------------
  Nonaccrual loans                                     $2,297            $943              $669             $78              $48
  Nonaccrual loans to total loans                       1.38%           0.70%             0.68%           0.13%            0.13%
  Non-performing assets to total assets                 1.53%           0.70%             0.50%           0.30%            0.51%
  Allowance for loan losses as a
    percentage of non-performing loans (a)             46.83%          88.38%           103.02%         165.29%           93.87%
---------------------------------------------------------------------------------------------------------------------------------

(a) Includes loans greater than 90 days past due that are still accruing interest.

                         The  Company's   nonaccrual  loans  increased  by  $1.4
                    million from year end 1997 to $2.3 million at December 31, 1998. The increase in nonaccrual loans is substantially the result of Management's decision to place two real estate secured loans on nonaccrual status due to delinquent payments. This increased the ratio on nonaccrual to total loans to 1.38% at December 31, 1998 from .70% at December 31, 1997. In January 1999, a $617 thousand nonaccrual loan was replaced by


--------------------------------------------------------------------------------
                                                             UNITY BANCORP seven
                    a new loan by new borrowers. Exclusion of this nonaccrual loan would have resulted in a nonaccrual to total loan ratio of 1.01% and a nonaccrual total of $1.7 million. The interest income that would have been recorded had these nonaccrual loans performed under the original contract terms was $227 thousand for 1998, $92 thousand for 1997, and $61 thousand for 1996. At December 31, 1998, $1.6 million in loans were contractually past due greater than 90 days but still accruing interest, compared to $552 thousand for the year ending December 31, 1997. The increase in past due greater than 90 days, along with the nonaccrual loans increased the 1998 non-performing asset to total asset ratio to 1.53% from .70% at December 31, 1997. Exclusion of the aforementioned $617 thousand nonaccrual loan would have resulted in a ratio of 1.29%.

                         For 1997, the Company's  nonaccrual  loans increased by
                    $274 thousand from year end 1996 to $943 thousand at December 31, 1997. This net increase was attributable to the addition of $589 thousand in loans being placed on nonaccrual status partially offset by payments received of $246 thousand and charge-offs of $68 thousand for 1996 nonaccrual loans. At December 31, 1997, $552 thousand in loans were past due greater than 90 days but still accruing interest compared to $191 thousand for the year ending December 31,1996.

                         At the dates  indicated in the above table,  there were
                    no concentration of loans to any borrowers or group of borrowers exceeding 10% of the total loan portfolio and the Company had no foreign loans.

                         Loans  not   included  in  past  due,   nonaccrual   or
                    restructured categories, but where known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months, totaled $0.0 at December 31, 1998, as compared to $1.1 million at December 31, 1997.

                         In the fourth quarter,  the Bank discovered it had been
                    the victim of an illegal check kiting scheme to a single customer. Although the Bank is still investigating this occurrence, it appears that the total amount of the overdraft may range from $680,000 to $1,400,000. The Bank is pursuing all legal actions available to recover this overdraft, and it appears that assets may be available to satisfy the Bank's claims, at least in part. At this time, the Bank has established a $300,000 reserve in November in connection with this situation. This results in the Bank's loss exposure of between $380,000 to $1,100,000 before consideration of any asset which may be realized to payoff the Bank. Management continues to investigate this matter, and take all steps possible to safeguard the Bank's interests. This is a non-performing asset.

-----------------   The  Company  attempts to  maintain  an  allowance  for loan
Allowance           losses at a sufficient level to provide for potential losses
for Loan            in the loan portfolio.  Loan losses are charged  directly to
Losses              the allowance when they occur and any subsequent recovery is credited to the  allowance.  Risks within the loan portfolio
                    are  analyzed  on  a  continuous   basis  by  the  Company's
                    management,  by an independent  loan review  function and by the Company's Audit Committee. A risk system,  consisting of multiple  grading  categories,  is utilized as an analytical tool to  assess  risk  and  the  appropriate  level  of loss reserves.  Along with the risk  system,  management  further evaluates risk  characteristics  of the loan portfolio under current and  anticipated  economic  conditions and considers such factors as the  financial  condition of the  borrowers, past and expected  loan loss  experience,  and other factors management  feels deserve  recognition  in  establishing  an adequate reserve.  This risk assessment process is performed at least quarterly,  and, as adjustments  become  necessary, they are realized in the periods in which they become known.
                    Additions to the allowance are made by provisions charged to expense  whereas the allowance is reduced by net charge-offs
                    (i.e.,  loans judged to be uncollectible are charged against the reserve,  less any  recoveries on such loans).  Although management  attempts to maintain  the  allowance  at a level deemed  adequate to provide  for  potential  losses,  future additions  to the  allowance  may be  necessary  based  upon certain factors including changes in market  conditions.  In addition,  various regulatory  agencies  periodically review the  adequacy of the  Company's  allowance  for loan losses.
                    These  agencies  may require the Company to make  additional
                    provisions  based  on  their  judgments  about   information
                    available  to them at the  time of  their  examination.

                         The Company's  allowance  for loan losses  totaled $1,8
                    million, $1.3 million, $886 thousand, $562 thousand and $380 thousand at December 31, 1998, 1997, 1996, 1995 and 1994, respectively. The increases in the allowance are due to the continued increase in the Company's total loan portfolio and specific reserves for nonperforming loans.


--------------------------------------------------------------------------------
UNITY BANCORP eight

-----------------   The  following  is a summary  of the  reconciliation  of the
Analysis of         allowance for loan losses for the past five years:
the
Allowance
for Loan
Losses

(Dollars in Thousands)
                                                                -----------------------------------------------------------------
Year Ended December 31,                                           1998           1997           1996          1995           1994
---------------------------------------------------------------------------------------------------------------------------------
  Balance at Beginning of Year                                  $1,322         $  886           $562          $380           $302
  Charge-offs
    Real estate                                                    254             55             --            49             45
    Consumer                                                        15              3              6             1             10
    Commercial and industrial                                       60             10             44            --             28
    Lease financing                                                 --             --             43            --             --
                                                                ------         ------          -----         -----          -----
  Total charge-offs                                                329             68             93            50             83
                                                                ------         ------          -----         -----          -----
  Recoveries
    Real estate                                                     23              6             --             3             --
    Consumer                                                         5             --             --            --             --
                                                                ------         ------          -----         -----          -----
  Total recoveries                                                  28              6             --             3             --
                                                                ------         ------          -----         -----          -----
  Total net charge offs                                            301             62             92            47             83
                                                                ------         ------          -----         -----          -----
  Provision charged to expense                                     804            498            416           229            161
                                                                ------         ------          -----         -----          -----
  Balance of allowance at end of year                           $1,825         $1,322           $886          $562           $380
                                                                ------         ------          -----         -----          -----
  Ratio of net charge-offs to average loans outstanding          0.21%          0.05%          0.12%         0.11%          0.26%
                                                                ------         ------          -----         -----          -----
  Ratio of allowance to total loans,
    net of loans held for sale                                   1.12%          1.01%          0.93%         1.01%          1.07%
---------------------------------------------------------------------------------------------------------------------------------

-----------------   The  following  table sets  forth for each of the  Company's
Allocation          major  lending  areas,  the  amount  and  percentage  of the
of the              allowance for loan losses  attributable to such category and
Allowance           the percentage of total loans  represented by such category,
for Loan            as of the periods indicated:
Losses

                                  --------------------------------------------------------------------------------------------------
Year Ended December 31,                 1998                 1997                 1996               1995                 1994
                                               % of                 % of                % of                % of                % of
(Dollars in Thousands)            Amount  All loans    Amount  All loans    Amount All loans   Amount  All loans   Amount  All loans
------------------------------------------------------------------------------------------------------------------------------------
  Balance Applicable to:
  Commercial & industrial         $  741      24.9%    $  267      15.2%      $152     18.4%     $596      15.4%     $362      19.1%
  Real estate:
    Non-residential properties       663      35.9%       555      49.6%       336     42.6%      187      39.9%      166      41.2%
    Residential properties            96      15.9%       340      21.5%       247     23.5%       92      27.2%      123      26.2%
    Construction                     160       9.7%       107       9.7%        82     10.5%      121       9.7%       11       3.5%
  Lease financing                      0       0.0%         0       0.0%         4      0.0%        1       0.1%        3       0.9%
  Consumer                           165      13.5%        53       4.0%        65      5.0%       65       7.7%       15       9.1%
                                  -----------------    -----------------      --------------     ---------------     ---------------
  Total                           $1,825     100.0%    $1,322     100.0%      $886    100.0%     $562     100.0%     $380     100.0%
                                  =================    =================      ==============     ===============     ===============
------------------------------------------------------------------------------------------------------------------------------------

-----------------   The Company maintains an investment  security  portfolio for
Investment          asset-liability  risk  control  purposes  and to  provide an
Securities          additional  source of funds.  The  portfolio is comprised of
                    U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies,  selected state and municipal obligations,  corporate  securities  and equity  securities.
                    Accounting  for  these  securities  is  in  accordance  with applicable  Statement  of  Financial  Accounting  Standards.
                    There  are  no   securities   used  for  trading   purposes.
                    Management     determines    the    appropriate     security
                    classification of Available for Sale or Held to Maturity at the time of purchase.

                         During 1998, the Company adopted Statement of Financial
                    Accounting Standards No. 133 " Accounting for Derivative Instruments and Hedging Activities" which was issued June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at it's fair value. The Statement requires the changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of this new standard did not have a material impact on the


--------------------------------------------------------------------------------
                                                              UNITY BANCORP nine

                    Company's financial condition or results of operations. In accordance with the new standard, the Company re-classified approximately $10.9 million of securities classified as Held-to-Maturity to Available-for-Sale on July 1, 1998. As of that date, the unrealized gain on these securities of $114,264 was recorded as a cumulative effect of change in accounting principle, net of related income tax provision of $43,420 and was included in the statement of comprehensive income for 1998.

                         At  December  31,  1998,  $19.4  million of  investment
                    securities were classified as held to maturity and $21.5 million were classified as available for sale. At December 31, 1998, no investment securities were classified as trading securities. Total investment securities were $40.9 million, relatively unchanged from 1997, which was $41.3 million. The portfolio remained unchanged due to economic conditions of lower interest rates and management's decision to grow the loan portfolio.

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

                         A comparative summary of securities  available for sale
                    and held to maturity for the last three years is follows:

-----------------
Securities

                                                               ---------------------------------------------------------------------
December 31,                                                             1998                    1997                    1996
                                                               Amortized        Fair   Amortized        Fair   Amortized        Fair
(Dollars in Thousands)                                              Cost       Value        Cost       Value        Cost       Value
------------------------------------------------------------------------------------------------------------------------------------
Available for sale
U.S. Treasury                                                    $   243     $   244     $ 1,995     $ 2,008     $   351     $   352
U.S. Govt. agencies                                                4,309       4,339          --          --          --          --
U.S. Govt. sponsored agencies and corporations                    14,972      14,834      12,988      12,969       7,460       7,433
State and municipal                                                  931         945       1,064       1,072         874         874
Other                                                              1,242       1,128       1,355       1,360       2,489       2,494
                                                                 -------------------     -------------------     -------------------
Total                                                            $21,697     $21,490     $17,402     $17,409     $11,174     $11,153
                                                                 -------------------     -------------------     -------------------
Held to maturity
U.S. Govt. agencies                                              $ 3,757     $ 3,402     $ 6,452     $ 6,418     $ 7,208     $ 7,190
U.S. Govt. sponsored agencies and corporations                    15,182      15,188       9,014       8,563      10,011       9,461
Other                                                                500         499       8,433       8,518       8,781       8,596
                                                                 -------------------     -------------------     -------------------
Total                                                            $19,439     $19,089     $23,899     $23,499     $26,000     $25,247
                                                                 ===================     ===================     ===================
------------------------------------------------------------------------------------------------------------------------------------

-----------------
Contractual
Maturity
Distribution
of
Securities

                                     -----------------------------------------------------------------------------------------------
December 31,                                        1998                             1997                             1996
                                     Amortized       Fair     Avg.    Amortized       Fair     Avg.    Amortized       Fair     Avg.
(Dollars in Thousands)                    Cost      Value    Yield         Cost      Value    Yield         Cost      Value    Yield
------------------------------------------------------------------------------------------------------------------------------------
Available for sale
U.S. Treasury
    Under 1 year                       $   243    $   244    5.01%      $   997    $   999    6.24%      $   351    $   352    5.93%
    1-5 years                               --         --      --           998      1,009    6.51%           --         --      --
U.S. Government agencies
    Under 1 year                         4,309      4,339    6.11%           --         --      --            --         --      --
U.S. Govt. sponsored
  agencies and corporations
    Under 1 year                         5,105      5,008    5.28%        2,997      2,998    6.20%        2,501      2,505    6.29%
    1-5 years                               --         --      --         6,991      6,971    5.84%        4,959      4,928    5.71%
    5-10 years                           9,867      9,826    6.11%        3,000      3,000    6.82%           --         --      --
State and municipal
    Under 1 year                           273        274    4.04%          201        201    3.70%          874        874    3.92%
    1-5 years                              658        671    4.35%          863        871    4.25%           --         --      --
Other
    Under 1 year                           612        498    0.00%           --         --      --         2,024      2,029    5.92%
    1-5 years                              630        630    4.00%        1,355      1,360    0.00%          465        465    6.69%
                                       ---------------------------      ---------------------------      ---------------------------
Total                                  $21,697    $21,490    5.62%      $17,402    $17,409    6.04%      $11,174    $11,153    5.78%
                                       ===========================      ===========================      ===========================
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
UNITY BANCORP ten

                                     -----------------------------------------------------------------------------------------------
December 31,                                        1998                             1997                             1996
                                     Amortized       Fair     Avg.    Amortized       Fair     Avg.    Amortized       Fair     Avg.
(Dollars in Thousands)                    Cost      Value    Yield         Cost      Value    Yield         Cost      Value    Yield
------------------------------------------------------------------------------------------------------------------------------------
Held to maturity
U.S. Government agencies
    Under 1 year                       $ 2,750    $ 2,395    2.97%           --         --      --            --         --      --
    5-10 years                           1,007      1,007    4.74%           --         --      --            --         --      --
    Over 10 years                           --         --      --       $ 6,452    $ 6,418    6.42%      $ 7,207    $ 7,190    6.17%
U.S. Govt. sponsored
  agencies and corporations
    Under 1 year                           593        594    6.00%        1,247      1,247    4.66%           --         --      --
    1-5 years                               --         --      --         3,501      3,500    6.32%        5,242      5,241    6.02%
    5-10 years                             543        544    5.98%        3,017      2,896    5.37%        3,520      3,361    6.03%
    Over 10 years                       14,046     14,050    6.46%        1,249        920    2.83%        1,250        859    3.57%
Other
    1-5 years                              500        499    4.30%          672        674    6.00%          670        670    6.20%
    Over 10 years                           --         --      --         7,761      7,844    6.20%        8,111      7,926    6.11%
                                       ---------------------------      ---------------------------      ---------------------------
Total                                  $19,439    $19,089    5.80%      $23,899    $23,499    5.91%      $26,000    $25,247    5.98%
                                       ===========================      ===========================      ===========================
------------------------------------------------------------------------------------------------------------------------------------

-----------------   Deposits  are the  Company's  primary  source of funds.  The
Deposits            Company  experienced  growth in  deposit  balances  of $34.4 million,  or 18%,  to $227  million at  December  31,  1998, compared  to year  end  1997.  Deposits  increased  by $38.9 million, or 25%, to $192.4 million at December 31, 1997 from
                    $154.0  million  at  December  31,  1996.  This  growth  was achieved through the combination of the Company's  expansion of its branch  network,  its  emphasis on customer  service, competitive  rate  structures and selective  marketing.  The
                    Company  attempts to establish a comprehensive  relationship with its  business  borrowers,  seeking  deposits as well as lending  relationships.  From  December 31, 1996 to December
                    31, 1998, the Company's level of noninterest-bearing  demand deposits  increased  from  $31.4  million,  or 20% of  total deposits  to $50.1  million,  or 22% of total  deposits.  In addition,  the Company's time deposits  increased from $75.9 million at December  31, 1996 to $101.8  million at December
                    31, 1998, an increase of $25.9 million,  or 34%. The Company
                    has  no  foreign  deposits,   nor  are  there  any  material
                    concentrations of deposits. Between 1996 and 1998, interest bearing demand deposits increased from $21.2 million to $40.6 million, a $19.3 million (90.7%) increase. Between
                    1996 and 1998, Savings and Money Market deposits increased from $25.0 million to $34.3 million, a $9.3 million (37%) increase.

                         The  following  tables set forth the average and period
                    end amounts of various types of deposits for each of the periods indicated:

                                  --------------------------------------------------------------------------------------------
Year Ended December 31,               1998                              1997                               1996
(Dollars in Thousands)              Amount             %               Amount            %               Amount             %
------------------------------------------------------------------------------------------------------------------------------
  Average Balance:
  NOW deposits                    $ 36,162         17.5%             $ 15,945         9.3%             $ 13,664         10.6%
  Savings deposits                  13,811          6.7%               28,534        16.6%               23,401         18.1%
  Money market deposits             18,557          9.0%                9,163         5.3%                6,883          5.3%
  Time deposits                     96,969         46.9%               85,128        49.5%               63,353         49.1%
  Demand deposits                   41,250         20.0%               33,330        19.4%               21,797         16.9%
                                  ----------------------             ---------------------             ----------------------
  Total                           $206,749        100.0%             $172,100       100.0%             $129,098        100.0%
                                  ======================             =====================             ======================

  Ending Balance:
  NOW deposits                    $ 40,585         17.9%             $ 29,897        15.5%             $ 21,282         13.9%
  Savings deposits                  15,098          6.7%               11,938         6.2%               10,273          6.7%
  Money market deposits             19,222          8.5%               19,261        10.0%               14,704          9.6%
  Time deposits                    101,835         44.9%               90,224        46.9%               75,911         49.4%
  Demand deposits                   50,120         22.1%               41,094        21.4%               31,385         20.4%
                                  ----------------------             ---------------------             ----------------------
  Total                           $226,860        100.0%             $192,414       100.0%             $153,555        100.0%
                                  ======================             =====================             ======================
------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                            UNITY BANCORP eleven

                    The Company does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposits for the past three years.

                                           --------------------------------------------------------------------------------------
                                                             Over 3 months          Over 1 year
                                           3 months                through              through             Over
(Dollars in Thousands)                      or less                 1 year              3 years          3 years            Total
---------------------------------------------------------------------------------------------------------------------------------
  Year Ended December 31, 1998
     $100,000 or more                       $18,748                 $7,685               $1,731               --          $28,164
     Less than $100,000                      24,784                 36,665               11,020            1,202           73,671
  Year Ended December 31, 1997
     $100,000 or more                        11,234                  7,812                1,881               --           20,927
     Less than $100,000                      13,800                 37,440               16,886            1,171           69,297
---------------------------------------------------------------------------------------------------------------------------------

-----------------   The  principal   objectives  of  the  Company's   asset  and
Interest            liability  management function are to establish prudent risk
Rate                management  guidelines,  evaluate  and  control the level of
Sensitivity         interest rate risk in balance sheet accounts;  determine the
Analysis            level of  appropriate  risk  given  the  Company's  business
                    focus,   operating   environment,   capital,  and  liquidity
                    requirements;  and  actively  manage  risk  within the Board
                    approved  guidelines.   The  Company  seeks  to  reduce  the
                    vulnerability  of its  operations  to  changes  in  interest rates,  and  actions  in this  regard  are  taken  under the
                    guidance  of  the   Asset/Liability   Management   Committee
                    ("ALCO") of the Board of Directors. The ALCO reviews the Company's maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

                         The Company uses various  techniques  to evaluate  risk
                    levels on both a short and long-term basis. One of the monitoring tools is the interest rate sensitivity table or "gap". A gap ratio as a percentage of assets is calculated to determine the maturity and repricing mismatch between interest-sensitive assets and interest-sensitive liabilities. A gap is considered positive when the amount of interest-sensitive assets exceeds the amount of interest-sensitive liabilities in a designated time period. A positive gap should result in higher net interest income with rising interest rates, as the amount of assets repricing exceeds the amount of liabilities. Conversely, a gap is considered negative when the amount of interest-sensitive liabilities exceeds interest-sensitive assets, and lower rates should result in higher net interest income.

                         The  following  table  sets  forth  the  gap  ratio  at
                    December 31, 1998. Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds. Core deposits such as NOW, Savings, and Money Market deposits are allocated based on their expected repricing in relation to changes in market interest rates. Historically, these rates are administered and have lagged market changes in both up and down environments. As an example, the rate on NOW accounts is expected to increase just 1/3 of a 1% change Federal
                    Funds rate. Accordingly, 1/3 or 33% of the balances are represented on the table as repricing within six months.

                         Repricing of mortgage-related  investments are shown by
                    contractual amortization and estimated prepayments based the most recent 3-month constant prepayment rate (CPR). Callable agency securities are shown based upon their option-adjusted spread modified duration date ("OAS"), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to next call date, the maturity date, market volatility, and current rate levels. Fixed rate loans are allocated based on expected amortization.

                         Other  models  are also  used in  conjunction  with the
                    static gap table, which is not able to capture the risk to changing spread relationships over time, the effects of projected growth in the balance sheet, or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12-24 month time horizon. The Company's variance in net interest income for the next 12 months is within the ALCO guideline of +/-7% at December 31, 1998.

                         Finally,  to measure the impacts of  longer-term  asset
                    and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a



--------------------------------------------------------------------------------
UNITY BANCORP twelve
                    greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. The Company's variance in the economic value of equity as a percentage of assets with rate shocks of 200 basis points is within the +/-3% guideline.

                                        --------------------------------------------------------------------------------------------
                                                                  More than    More than     More than        More than
                                                    Six months     one year    two years    five years        ten years
                                        Under six      through      through      through       through              and
(Dollars in Thousands)                      months    one year    two years   five years     ten years    not repricing        Total
------------------------------------------------------------------------------------------------------------------------------------
  Assets
  Cash & due from banks                         --          --           --           --            --         $  5,768    $  5,768
  Federal funds sold                      $ 17,100          --           --           --            --               --      17,100
  Interest bearing deposits                     --          --           --           --      $  9,620               --       9,620
  Investment securities                     14,205    $  2,511     $  3,971     $  9,179         6,533            4,530      40,929
  Loans, net of unearned income             88,431       9,204       12,823       47,291         7,187            1,857     166,793
  Other assets                                  --          --           --           --            --           14,402      14,402
       Total assets                       $119,736    $ 11,715     $ 16,794     $ 56,470      $ 23,340         $ 26,557    $254,612

  Liabilities and
       Shareholders' Equity
  Non interest demand                           --          --           --           --            --         $ 50,120    $ 50,120
  NOW deposits                            $  3,829          --           --     $  5,453      $  2,320               --      11,602
  Savings deposits                          16,659          --     $  2,915       11,794         2,951               --      34,319
  Money market deposits                     14,492          --        7,246        7,246            --               --      28,984
  Time deposits                             63,333    $ 24,550       10,118        3,691           143               --     101,835
  Other debt                                    --          --           --           --            --              304         304
  Other liabilities                             --          --           --           --            --            1,102       1,102
  Shareholders' Equity                          --          --           --           --            --           26,346      26,346
       Total liabilities and
            shareholders' equity          $ 98,313    $ 24,550     $ 20,279     $ 28,184      $  5,415         $ 77,871    $254,612
  Gap                                     $ 21,423    $(12,835)    $ (3,485)    $ 28,286      $ 17,926         $(51,315)
  Cumulative gap                          $ 21,423    $  8,588     $  5,103     $ 33,389      $ 51,315               --
  Cumulative gap to total assets              8.4%        3.4%         2.0%        13.1%         20.2%             0.0%
------------------------------------------------------------------------------------------------------------------------------------

-----------------   As of December 31, 1998, cash and cash equivalents decreased
Operating,          $129 thousand to $32.5 million.  Net cash provided/(used in)
Investing           by operating  activities totaled $(7,901) million,  compared
and                 to $876.0 thousand in 1997. This was primarily due to the $1
Financing           million of costs  associated  with acquiring nine new branch
Cash                locations and $6 million for the initial  funding of company owned life insurance policies issued to certain Board members and executive management. Net cash used in investing activities decreased $9.7 million to $30.7 million in 1998, compared to $40.4 million during the prior year. This was primarily from a decrease in loans of $4.1 million and a net decrease in securities of $4.1 million. Net cash provided by financing activities totaled $38.4 million, compared to $38.7 million provided a year earlier, primarily attributed to a $4.4 million deposit decrease and a net $4.1 million stock increase.

                         For 1997, cash and cash  equivalents  decreased  $830.8
                    thousand to $32.6 million. Net cash provided by operating activities totaled $873.6 thousand, compared to $355.8 thousand used in 1996. Net cash used in investing activities remained relatively unchanged from $40.4 million in 1997, compared to $40.5 million during the prior year. Net cash provided by financing activities totaled $38.8 million, compared to $49.6 million provided a year earlier, reflecting the Company's deposit growth.

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



--------------------------------------------------------------------------------
                                                          UNITY BANCORP thirteen

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

-----------------   The Company's  liquidity is a measure of its ability to fund
Liquidity           loans,  withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The Company's principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations.
                    While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

                         The Company's total deposits  amounted to $227 million,
                    $192 million, $153 million and $111 million as of December 31, 1998, 1997, 1996, and 1995, respectively. The increase in funds provided by deposit inflows during these years has been more than adequate to provide for the Company's lending demand.

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

                         Management  believes that the Company's current sources
                    of funds provide adequate liquidity for the current cash flow needs of the Company,

-----------------   A  significant  measure  of  the  strength  of  a  financial
Capital             institution  is its  capital  base.  The  Company's  federal regulators have classified and defined bank capital into the following  components:  (1) Tier I capital,  which  includes
                    tangible   shareholders'   equity  for   common   stock  and
                    qualifying  preferred stock, and (2) Tier II capital,  which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels for banks are  regulated by  risk-based  capital  adequacy  guidelines which  require  a bank  to  maintain  certain  capital  as a percent of the bank's assets and certain  off-balance  sheet
                    items   adjusted   for   predefined   credit  risk   factors
                    (risk-adjusted assets). A bank is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%.

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

                         The  following  table  summarizes  the  risk-based  and
                    leverage capital ratios for the Company for the last three years, as well as the required minimum regulatory capital ratios:

                                     ------------------------------------------------------------------------
                                                                                    Minimum           Well
                                                                                   Regulatory     Capitalized
                                       1998            1997           1996        Requirements    Provisions
-------------------------------------------------------------------------------------------------------------
  Risk-based Capital:
  Total capital ratio                  14.85%          14.28%         17.24%          8.00%          10.00%
  Tier I capital ratio                 13.89%          13.42%         16.43%          4.00%           6.00%
  Leverage ratio                       10.87%           9.51%         11.09%          4.00%           5.00%
  Risk Weighted Assets               $190,387        $148,675       $109,297
  Average Quarterly Assets           $243,294        $209,783       $161,942
-------------------------------------------------------------------------------------------------------------

                    The 1998 ratios improved 4.0%, 3.5% and 14.3% respectively, between 1998 and 1997. This improvement was the result of the increase in capital through the warrant conversion. The decrease between 1997 and 1996 of 17.1%, 18.3% and 14.2% was the result of loan growth. The loans, as a percent of assets, rose 6% as cash and securities to assets decreased 6%. Loans generally have a higher risk factor than cash and securities.


--------------------------------------------------------------------------------
UNITY BANCORP fourteen

-----------------   The financial  statements of the Company and notes  thereto,
Impact of           presented elsewhere herein, have been prepared in accordance
Inflation           with generally accepted accounting principles, which require
and                 the measurement of financial  position and operating results
Changing            in terms  of  historical  dollars  without  considering  the
Prices              change in the relative  purchasing  power of money over time and due to  inflation.  The impact of inflation is reflected in the increased  cost of the Company's  operations.  Unlike
                    most  industrial  companies,   nearly  all  the  assets  and
                    liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

-----------------   The  Company  Adopted  Statement  of  Financial   Accounting
Recently            Standards   No.   130   "Reporting   Comprehensive   Income"
Issued              ("Statement 130") effective  January 1, 1998.  Statement 130
Accounting          establishes   standards   for   reporting   and  display  of
Pronouncements      comprehensive  income  and its  components  in a full set of general purpose financial  statements.  Under Statement 130, comprehensive  income is  divided  into net income and other comprehensive  income.  Other comprehensive  income includes items  previously  recorded  directly  in  equity,  such  as unrealized gains or losses on securities available-for-sale.
                    Comparative   financial   statements  provided  for  earlier
                    periods are reclassified to reflect application of the provisions of the statement.

                         Statement of Financial  Accounting  Standards  No. 131,
                    "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") was issued September, 1997. Statement 131 establishes standards for the way public
                    business   enterprises  are  to  report   information  about
                    operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports to shareholders. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has determined that it has no separate reportable segments.

                         Statement of Financial  Accounting  Standards  No. 132,
                    "Employers' Disclosures about Pensions and Other Post retirement Benefits" ("Statement 132") was issued February, 1998. Statement 132 revises employers' disclosures about pension and other post retirement benefit plans. The Statement becomes effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. The Company has determined it has no effect on its current disclosures.

                         Statement of Financial  Accounting  Standards No. 133 "
                    Accounting for Derivative Instruments and Hedging Activities" was issued June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at it's fair value. The Statement requires the changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

                         Statement 133 is effective  for fiscal years  beginning
                    after June 15, 1999,. A company may also implement the Statements as of the beginning of any fiscal quarter after issuance (that is , fiscal quarters beginning June 16, 1998 and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a)
                    derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 3, 1997 (and, at the company's election, before January 1, 1998).

                         The transition provisions of Statement 133 provide that
                    at the date of initial application, a bank holding company may transfer any debt security categorized as held-to-maturity into the available-for-sale category or the trading category without calling into question the intent to hold other debt securities to maturity in the future. The transition provisions further require that the unrealized gain (losses) on a transferred held-to-maturity debt security be reported as part of the cumulative-effect-type adjustment of net income if transferred to the trading category or as part of the adjustment to the change in net unrealized holding gains (losses) on available for sale securities if transferred to the available-for-sale category. The adoption of this new standard did not have a material impact on the Company's financial condition or results of operations. In accordance with the new standard, the Company re-classified approximately $10.9 million of securities classified as Held-to-Maturity to Available-for-Sale on July 1, 1998. As of that date, the unrealized gain on these securities of $114,264 was recorded as a cumulative effect of change in accounting principle, net of related income tax provision of $43,420 and was included in the statement of comprehensive income.

-----------------   The Company  continues its  commitment to be Y2K  compliant.
Readiness           Currently,  the Company  remains on  schedule  with its Year
for Year            2000 testing,  in accordance to the FFIEC  schedule,  having
2000                completed  testing  with its  main  data  servicer  and item processor  with success.  The Company  assessed its risks on
                    it's  lending   portfolio   and  continues  to  perform  due
                    diligence to ensure all new and existing  borrowers meet the appropriate  guidelines,  as necessary,  as put forth by the
                    regulators.   Many   conversions   to  Year  2000  compliant
                    equipment and softwares have been completed.

--------------------------------------------------------------------------------
                                                           UNITY BANCORP fifteen

-----------------   The  Company  utilizes  software  and  related  technologies
Summary             throughout its business that will be affected by the century date change in the year 2000 ("Y2K"). During 1997, a committee comprised of the entire senior management team and other key associates was formed to determine the full scope and related costs of this problem to ensure that the Company's systems continue to meet its internal needs and those of its customers.

                         The first phase of this project,  the assessment phase,
                    has been completed. The Y2K committee has identified all hardware, software, systems and processes that might be affected by the century date change. It has evaluated the criticality of all systems. A plan of action for all items was developed which includes tests and alternatives.
                    Possible worst case scenarios were discussed to help determine the criticality of an item. For example, if the Company's primary accounting software does not read the century date change correctly, it is possible that borrowers and depositor accounts will have miscalculations and balance errors. The entire internal bookkeeping process could be affected to the point were the Company would halt operations until a remedy was put in place. Thus the Company's primary accounting system is considered to be a mission critical item and was assigned as mission critical. On the positive side, the accounting system's vendor has represented to the Company that its software is Y2K compliant. The vendor has obtained Y2K compliance certification from an independent testing organization and the software has also been reviewed by an appropriate party. In addition, a lending subcommittee was formed to evaluate the risk that the Y2K problem might have on all of the Company's borrowers who have indebtedness in excess of $250,000. This evaluation, now substantially complete, was undertaken to assess borrowers' ability to repay loans in the year 2000 and beyond. Overall, the Company believes hat the Y2K issue poses a low risk to a large majority of its borrowers. The project is currently in its last testing stage. Written testing plans have been prepared for all items assigned as mission critical verses not mission critical. Testing has been completed on most all of these applications. Testing of the Company's most critical application, its data processing system, has been completed. The vendor has provided the Company with a copy of its internal test of the system for Y2K compatibility. To date the Company has advanced the system's operating date to January 3, 2000 and has reviewed the results. In addition, the results of the many internal tests provided by the vendor have been reviewed for their adequacy.

                         The final phase of this  project is to  administer  the
                    contingency plans where testing has uncovered weaknesses. This phase has been completed with success. For instance, many old personal computers (PC's ) and their software have been replaced with Y2K compliant PC's and software. The Company's primary processor, NCR, certified that they are compliant. The system date of the upgraded software has been successfully advanced to the year 2000 and tested with successful results.

                    The Company believes it has committed sufficient resources to this project to ensure its success. Costs incurred to date have not been material. The Company has no programmers on staff and is reliant on the vendors of purchased software to upgrade their products to be Y2K compliant, if necessary. To date, the Y2K project is on schedule and future costs are not expected to be material.


--------------------------------------------------------------------------------
UNITY BANCORP sixteen

CONSOLIDATED Balance Sheets
(in thousands, except share amounts)

                                                                                        ---------------------------
December 31,                                                                              1998              1997
-------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                 $  15,388         $  19,567
Federal funds sold                                                                         17,100            13,050
                                                                                        ---------         ---------
      Total cash and cash equivalents (Notes 2 and 15)                                     32,488            32,617
Securities (Notes 2, 3 and 14)
  Available for sale, at fair value                                                        21,490            17,409
  Held to maturity, at amortized cost (aggregate fair value of $19,089
    and $23,499 in 1998 and 1997, respectively)                                            19,439            23,899
                                                                                        ---------         ---------
      Total securities                                                                     40,929            41,308

Loans held for sale                                                                         3,569             2,787
Loans held to maturity                                                                    163,001           131,410
                                                                                        ---------         ---------
    Total loans (Notes 2, 4, 5 and 15)                                                    166,570           134,197
    Less: Net (Deferred costs)/Unearned income                                               (222)               21
    Less: Allowance for loan losses                                                         1,825             1,322
                                                                                        ---------         ---------
      Net loans                                                                           164,967           132,854

Premises and equipment, net (Notes 2 and 6)                                                 4,559             4,269
Accrued interest receivable                                                                 1,163             1,348
Cash surrender value of insurance policies (Note 10)                                        6,000                --
Other assets (Note 4, 6 and 11)                                                             4,506             1,386
                                                                                        ---------         ---------
      Total Assets                                                                      $ 254,612         $ 213,782
                                                                                        =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (Notes 7 and 15)
  Demand
    Noninterest-bearing                                                                 $  50,120         $  41,093
    Interest-bearing                                                                       40,585            29,898
  Savings                                                                                  34,320            31,199
  Time, $100,000 and over                                                                  28,164            20,927
  Time, under $100,000                                                                     73,671            69,297
                                                                                        ---------         ---------
         Total time                                                                       101,835            90,224
                                                                                        ---------         ---------
          Total Deposits                                                                  226,860           192,414

Obligation under capital lease (Note 12)                                                      304               335
Accrued interest payable                                                                      408               493
Accrued expenses and other liabilities                                                        694               550
                                                                                        ---------         ---------
      Total Liabilities                                                                   228,266           193,792
                                                                                        ---------         ---------
Commitments and contingencies (Note 12)
Shareholders' equity (Notes 2, 8 and 13)
  Common stock, no par value, 7,500,000 shares authorized; 3,759,251 issued and
    3,668,197 outstanding in 1998. 3,127,138 shares issued and outstanding in 1997         23,146            17,127
  Retained earnings                                                                         4,534             2,901
  Accumulated other comprehensive loss,
        net of tax benefit                                                                   (132)              (38)
  Treasury stock at cost 91,054 and 0 shares outstanding in 1998 and 1997                  (1,202)               --
                                                                                        ---------         ---------
      Total Shareholders' Equity                                                           26,346            19,990
                                                                                        ---------         ---------
      Total Liabilities and Shareholders' Equity                                        $ 254,612         $ 213,782
                                                                                        =========         =========
-------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.


--------------------------------------------------------------------------------
                                                         UNITY BANCORP seventeen

CONSOLIDATED STATEMENTS OF Income
(in thousands, except share and per share data)

                                                                      ------------------------------------------------
For the years ended December 31,                                         1998               1997               1996
----------------------------------------------------------------------------------------------------------------------
Interest Income
  Interest on loans (Note 2)                                          $   13,355         $   11,227         $    7,732
  Interest on securities                                                   3,487              3,137              2,616
  Interest on Federal funds sold                                             638                661                512
                                                                      ----------         ----------         ----------
Total interest income                                                     17,480             15,025             10,860

Interest Expense                                                           7,165              6,312              4,756
                                                                      ----------         ----------         ----------
Net Interest Income                                                       10,315              8,713              6,104

Provision for loan losses (Note 2)                                           804                497                417
                                                                      ----------         ----------         ----------
Net Interest Income after Provision for Loan Losses                        9,511              8,216              5,687
                                                                      ----------         ----------         ----------
Other Income
  Service charges on deposits                                                901                757                521
  Net gain on sale of securities (Note 3)                                    255                 --                 32
  Gain on sale of loans (Note 2)                                           2,394              1,695              1,468
  Other income                                                               857                591                383
                                                                      ----------         ----------         ----------
  Total other income                                                       4,407              3,043              2,404
                                                                      ----------         ----------         ----------
Other Expenses
  Salaries and employee benefits                                           4,743              3,927              2,832
  Occupancy expense                                                        1,037              1,009                787
  Special SAIF assessment                                                     --                 --                370
  Other operating expenses (Note 16)                                       4,719              3,049              2,414
                                                                      ----------         ----------         ----------
  Total other expenses                                                    10,499              7,985              6,403
                                                                      ----------         ----------         ----------
  Income before provision for income taxes                                 3,419              3,274              1,688
                                                                      ----------         ----------         ----------
Provision for income taxes (Notes 2 and 11)                                1,282              1,259                644
                                                                      ----------         ----------         ----------
Net Income                                                            $    2,137         $    2,015         $    1,044
                                                                      ==========         ==========         ==========
Basic earnings per share (Notes 2 and 9)                                   $0.67              $0.65               $.47
Diluted earnings per share (Notes 2 and 9)                                 $0.64              $0.64               $.46
                                                                      ==========         ==========         ==========

Weighted Average Shares Outstanding  (Notes 2 and 9)                   3,198,813          3,114,726          2,236,272
Weighted Average Shares Outstanding  Diluted (Notes 2 and 9)           3,355,844          3,148,708          2,251,088
                                                                      ==========         ==========         ==========

----------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


--------------------------------------------------------------------------------
UNITY BANCORP eighteen

CONSOLIDATED STATEMENTS OF Comprehensive Income
(in thousands)

                                                                           ------------------------------------------
For the years ended December 31,                                             1998            1997             1996
---------------------------------------------------------------------------------------------------------------------
Net income                                                                 $ 2,137)         $ 2,015          $ 1,044
Other comprehensive income
  Unrealized gain (loss) on securities                                        (266)              36             (152)
  Tax (provision)/benefit                                                      101              (14)              58
                                                                           -------          -------          -------
  Unrealized gain (loss), net of reclassification adjustment                  (165)              22              (94)
                                                                           =======          =======          =======

Cumulative effect of change in accounting principle, net of tax                 71               --               --
                                                                           -------          -------          -------

Other comprehensive income/(loss), net of tax                                  (94)              22              (94)
                                                                           -------          -------          -------
Comprehensive income                                                       $ 2,043)         $ 2,037          $   950
                                                                           =======          =======          =======

Disclosure of reclassification amount, net of tax:

Unrealized holding gains (losses) arising during the period                $    (7)         $    22          $   (75)

Less: reclassification adjustment for gains in net income                      158               --               19
                                                                           -------          -------          -------
                                                                           $  (165)         $    22          $   (94)
                                                                           =======          =======          =======
---------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


--------------------------------------------------------------------------------
                                                          UNITY BANCORP nineteen

CONSOLIDATED STATEMENTS OF CHANGES IN Shareholders' Equity
(in thousands)

                                                           -------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                                                              Other
                                                                                                      Comprehensive            Total
For the years ended                                          Common        Retained        Treasury         Income/    Shareholders'
December 31, 1998, 1997 and 1996                              Stock        Earnings           Stock          (Loss)           Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                 $  7,372        $  1,071        $     --        $     34        $  8,477
                                                           ========        ========        ========        ========        ========
 Cash dividend - $.11 per share                                  --            (359)             --              --            (359)
 Stock dividend - 5%                                            570            (573)             --              --              (3)
 Issuance of common stock, net of
   offering expenses (Note 8)                                 5,405              --              --              --           5,405
 Subordinated debt conversion (Note 8)                        3,520              --              --              --           3,520
 Net income - 1996                                               --           1,044              --              --           1,044
 Other comprehensive income/(loss),
   net of taxes                                                  --              --              --             (94)            (94)
                                                           --------        --------        --------        --------        --------
Balance, December 31, 1996                                   16,867           1,183              --             (60)         17,990
                                                           ========        ========        ========        ========        ========
 Cash dividend - $.10 per share                                  --            (297)             --              --            (297)
 Issuance of common stock, net                                  260              --              --              --             260
 Net income - 1997                                               --           2,015              --              --           2,015
 Other comprehensive income/(loss),
   net of taxes                                                  --              --              --              22              22
                                                           --------        --------        --------        --------        --------
Balance, December 31, 1997                                 $ 17,127        $  2,901              --        $    (38)       $ 19,990
                                                           ========        ========        ========        ========        ========
 Cash dividend - $.20 per share                                  --            (504)             --              --            (504)
 Issuance of common stock
      Warrant conversion                                      5,649              --              --              --           5,649
      Dividend ReInvestment Plan                                (10)             --             195              --             185
      Grants                                                     60              --             208              --             268
      Options                                                   320              --              60              --             380
Purchase of treasury stock, gross                                --              --          (1,665)             --          (1,665)
Net income - 1998                                                             2,137                                           2,137
Cumulative effect of implementation
   of FASB 133 on unrealized gain
   on securities available for sale,
   net of taxes                                                  --              --              --              71              71
Other comprehensive income/(loss),
   net of taxes                                                  --              --              --            (165)           (165)
                                                           --------        --------        --------        --------        --------
Balance, December 31, 1998                                 $ 23,146        $  4,534        $ (1,202)       $   (132)       $ 26,346
                                                           ========        ========        ========        ========        ========
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


--------------------------------------------------------------------------------
UNITY BANCORP twenty

CONSOLIDATED STATEMENTS OF Cash Flows
(in thousands)

                                                                                        --------------------------------------------
For the years ended December 31,                                                             1998             1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
  Net income                                                                            $   2,137        $   2,015        $   1,044
  Adjustments to reconcile net income to net
    cash provided by (used in) operating activities -
      Provision for loan losses                                                               804              497              416
      Depreciation and amortization                                                           442              446              318
      Net (gain) on sale of securities                                                       (255)              --              (32)
      Gain on sale of loans                                                                (2,394)          (1,695)          (1,468)
      Stock grants                                                                            268               --               --
      Amortization of securities premiums, net                                                  5              (13)              52
      Deferred tax benefit                                                                   (262)            (202)             (78)
      Increase (decrease) in accrued interest receivable                                      185             (295)            (194)
      Increase in other assets                                                             (1,857)            (210)            (356)
      Increase in deferred costs - construction in process                                 (1,001)              --               --
      Increase in bank owned life insurance                                                (6,000)              --               --
      (Decrease) increase in accrued interest payable                                         (85)             (41)             142
      Increase (decrease) in accrued expenses and other liabilities                           113              374             (200)
                                                                                        ---------        ---------        ---------
        Net cash provided by (used in) operating activities                                (7,900)             876             (356)
                                                                                        ---------        ---------        ---------

Investing Activities:
  Purchases of securities held to maturity                                                (14,064)         (10,020)          (8,030)
  Purchases of securities available for sale                                              (86,763)         (17,000)          (8,448)
                                                                                        ---------        ---------        ---------
        Total purchases of securities                                                    (100,827)         (27,020)         (16,478)
  Maturities and principal payments on securities held to maturity                         18,523           12,101            1,883
  Maturities and principal payments on securities available for sale                       56,596           10,814           12,191
  Proceeds from sale of securities available for sale                                      26,243               --            1,234
                                                                                        ---------        ---------        ---------
        Total maturities and principal payments of securities                             101,362           22,915           15,308
  Proceeds from sale of loans                                                              20,626           13,682           14,907
  Net increase in loans                                                                   (51,149)         (48,397)         (52,300)
  Capital expenditures                                                                       (732)          (1,611)          (1,934)
                                                                                        ---------        ---------        ---------
        Net cash used in investing activities                                             (30,720)         (40,431)         (40,497)
                                                                                        ---------        ---------        ---------

Financing Activities:
  Increase in deposits                                                                     34,446           38,859           42,558
  Proceeds from issuance of subordinated debt                                                  --               --            2,010
  Proceeds from issuance of common stock, net                                               6,019              260            5,405
  Treasury stock purchases                                                                 (1,665)              --               --
  Treasury stock DRIP purchases                                                               195               --               --
  Cash dividends and fractional shares paid                                                  (504)            (395)            (362)
                                                                                        ---------        ---------        ---------
        Net cash provided by financing activities                                          38,491           38,724           49,611
                                                                                        ---------        ---------        ---------
Net change in cash and cash equivalents                                                      (129)            (831)           8,758
Cash and cash equivalents at beginning of year                                             32,617           33,448           24,690
                                                                                        ---------        ---------        ---------
Cash and cash equivalents at end of year                                                $  32,488        $  32,617        $  33,448
                                                                                        =========        =========        =========

Supplemental Disclosures:
  Interest paid                                                                         $   7,250        $   6,311        $   4,614
  Income taxes paid                                                                         1,476            1,283            1,152
                                                                                        =========        =========        =========
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


--------------------------------------------------------------------------------
                                                        UNITY BANCORP twenty-one

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principles of consolidation The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, Unity Bank (the "Bank", or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

          The Bank was incorporated in the State of New Jersey on July 27, 1990. The Bank was subsequently granted a charter by the New Jersey Department of Banking and commenced operations on September 13, 1991 after purchasing the deposits of two existing branches of another financial institution through the Resolution Trust Corporation. The Bank currently operates eight branches in Hunterdon, Middlesex, Somerset and Union counties.

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

          The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging" ("Statement 133") in the third quarter of 1998 and as a result, reclassified certain securities from the held-to-maturity to available for sale classification

          The Company follows Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), effective January 1, 1994. Under SFAS 115, securities are classified as securities held to maturity based on management's intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading securities, which are carried at market value. Realized gains and losses from trading activity and gains and losses from marking the portfolio to market value are included in trading revenue. Securities not classified as securities held to maturity or trading securities are classified as securities available for sale and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar requirement. The Company has not classified any of its securities as trading.

     Loans & Loans Held For Sale

     Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, interest accruals are discontinued and all past due interest, previously recognized as income is reversed and charged against current period earnings.

          Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment of the loan yield, in accordance with Statement of Financial Accounting Standards 91.

          The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loans effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair of collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

          Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.


--------------------------------------------------------------------------------
UNITY BANCORP twenty-two

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

     Sale and Servicing of Small Business Administration (SBA) Loans

     The Company originates loans to customers under an SBA program that generally provides for SBA guarantees of 70% to 90% of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. In 1998, the Company sold $3.8 million of the unguaranteed portion of its SBA loan portfolio. This sale was made to decrease the Company's SBA loan concentration and to provide additional liquidity to fund new loans. The sale resulted in a net gain of $60 thousand after commission expense.

          To calculate the gain (loss) on the sale of the guaranteed portion of the SBA loans, the Company's investment in an SBA loan is allocated among the retained portion of the loan, excess servicing retained and the sold portion of the loan, based on the relative fair market value of each portion. The gain on the sold portion of the loan is recognized. The carrying value of the retained portion of the loan is reduced, which increases the future yield. The excess servicing fees are reflected as an asset and are classified in loans for financial reporting purposes. As of December 31, 1998 and 1997, the amount of this asset was approximately $1,202,000 and $1,069,000, respectively. The asset is amortized over an estimated life using a method approximating the effective interest method; in the event future prepayments are significant and future expected cash flows are inadequate to cover the unamortized excess servicing asset, additional amortization would be recognized.

          Serviced loans sold to other financial institutions are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $44,684,000 and $35,738,000 at December 31, 1998 and 1997, respectively.

     Income Taxes

     Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

     Cash and Cash Equivalents

     Cash and cash equivalents includes cash on hand, amounts due from banks (including certificates of deposit) and Federal funds sold. At December 31, 1998, there were no outstanding certificates of deposits. At December 31, 1997 certain certificates of deposit with maturities in excess of 90 days, amounted to approximately $2,773,000 and were included in cash and due from banks.

     Net Income Per Share

     Basic earnings per share is computed based on the weighted average number of shares outstanding for the periods presented, in accordance with SFAS No. 128, "Earnings per Share". Diluted earnings per share is computed based on the weighted average number of shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, if dilutive.

     Comprehensive Income-

     The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," in June 1997. This statement is effective for years beginning after December 15, 1997. Statement No. 130 requires entities that present a complete set of financial statements to include the components of comprehensive income. Comprehensive income consists of net income or loss for the current period and revenues, expenses, gains, and losses that have been previously excluded from the income statement and were only reported as a component of equity. The effect of adopting Statement No. 130 did not have a material effect on the Company's results of operations or financial position.


--------------------------------------------------------------------------------
                                                      UNITY BANCORP twenty-three

     New Financial Accounting Standards

     In June 1997 the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for all periods beginning after December 15, 1997. Statement No. 131 requires that a company report certain information about operating segments in a complete set of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that a company report certain information about their products and services, the geographic areas in which they operate, and their major customers. Management has determined that the Company has no reportable segments.

          Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits" ("Statement 132") was issued February, 1998. Statement 132 revises employers' disclosures about pension and other post retirement benefit plans. The Statement becomes effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. The Company has determined that there are no effects on its disclosures as the Company does not currently offer pensions and other post retirement benefits.

          Statement of Financial Accounting Standards No. 133 " Accounting for Derivative Instruments and Hedging Activities" was issued June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at it's fair value. The Statement requires the changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Statement 133 is effective for fiscal quarters beginning after June 15, 1999.

          The transition provisions of Statement 133 provide that at the date of initial application, a bank holding company may transfer any debt security categorized as held-to-maturity into the available-for-sale category or the trading category without calling into question the intent to hold other debt securities to maturity in the future. The transition provisions further require that the unrealized gain (losses) on a transferred held-to-maturity debt security be reported as part of the cumulative-effect-type adjustment of net income if transferred to the trading category or as part of the adjustment to the change in net unrealized holding gains (losses) on available for sale securities if transferred to the available-for-sale category.

          The Company adopted this accounting standard in the third quarter of 1998. The adoption of this new standard did not have a material impact on the Company's financial condition or results of operations. In accordance with the new standard, the Company re-classified approximately $10.9 million of securities classified as Held-to-Maturity to Available-for-Sale on July 1, 1998. As of that date, the unrealized gain on these securities of $114,264 was recorded as a cumulative effect of change in accounting principle, net of related income tax provision of $43,420 and was included in the statement of comprehensive income. The Company does not have any other types of derivative instruments, which were impacted upon the adoption of SFAS 133.

     Reclassifications

     Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

3.   Securities

     Information with regard to the Company's securities portfolio at December 31, 1998 and 1997 is as follows-

                                     -----------------------------------------------------------------------------------------------
                                                           1998                                            1997
                                                      Gross       Gross  Estimated                    Gross        Gross   Estimated
                                     Amortized   Unrealized  Unrealized       Fair   Amortized   Unrealized   Unrealized        Fair
      (in thousands)                      Cost        Gains      Losses      Value        Cost        Gains       Losses       Value
------------------------------------------------------------------------------------------------------------------------------------
Held to maturity
Obligations of U.S.
  Government agencies                  $ 3,757           --      $(355)    $ 3,402     $15,467         $ 16       $(502)     $14,981
Corporate debt securities                  500           --         (1)        499         497            5          --          502
Mortgage-backed securities              15,182          $ 7         (1)     15,188       7,935          154         (73)       8,016
  Total held to maturity               $19,439          $ 7      $(357)    $19,089     $23,899         $175       $(575)     $23,499
                                       ===========================================     =============================================
Available for sale
U.S. Treasury securities               $   243          $ 1         --     $   244     $ 1,995         $ 13          --      $ 2,008
Obligations of U.S.
  Government agencies                    4,371           35      $  (5)      4,401      12,988            4       $ (23)      12,969
Obligations of states &
  political subdivisions                   931           14         --         945       1,064            7          --        1,071
Mortgage-backed securities              14,910            9       (148)     14,771          82           --        (414)          82
Federal Home Loan Bank stock               630           --         --         630         518           --          --          518
Other corporate stocks                     612            3       (116)        499         755           28         (22)         761
  Total available for sale             $21,697          $62      $(269)    $21,490     $17,402         $ 52       $ (45)     $17,409
                                       ===========================================     =============================================
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
UNITY BANCORP twenty-four

     The amortized cost and estimated fair value of securities at December 31, 1998 and 1997, by contractual maturity, are shown below.

                                                  ---------------------------------------------------------------
                                                             1998                               1997
                                                                    Estimated                           Estimated
                                                  Amortized              Fair         Amortized              Fair
(in thousands)                                         Cost             Value              Cost             Value
-----------------------------------------------------------------------------------------------------------------
Held to maturity
Due in one year or less                             $ 1,507(a)        $ 1,506           $ 1,247           $ 1,247
Due after one years through five years                1,500(a)          1,425             3,998             4,002
Due after five years through ten years                1,250(a)            970             3,017             2,896
Due after ten years                                      --                --             7,702             7,338
                                                    -------------------------           -------------------------
Mortgage-backed securities                           15,182            15,188             7,935             8,016
                                                    =========================           =========================
                                                    $19,439           $19,089           $23,899           $23,499

Available for sale
Due in one year or less                             $   516           $   517           $ 4,195           $ 4,198
Due after one year through five years                   658               671             8,853             8,849
Due after five years through ten years                   --                --             3,000             3,001
Due after ten years                                   4,371             4,401                --                --
Mortgage-backed securities                           14,910            14,771                82                82
Corporate stocks                                      1,242             1,129             1,272             1,279
                                                    -------------------------           -------------------------
                                                    $21,697           $21,490           $17,402           $17,409
                                                    =========================           =========================
-----------------------------------------------------------------------------------------------------------------

     (a) the decrease in Held to maturity is the result of adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging". The adoption of this new standard did not have a material impact on the Company's financial condition or results of operations. In accordance with the new standard, the Company re-classified approximately $10.9 million of securities classified as Held-to-Maturity to Available-for-Sale on July 1, 1998. As of that date, the unrealized gain on these securities of $114,264 was recorded as a cumulative effect of change in accounting principle, net of related income tax provision of $43,420 and was included in the statement of comprehensive income.

          Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

          Proceeds from sales of securities were $26,243,000 in 1998, $0 in 1997 and $1,234,000 in 1996. Gross gains (losses) on sales of securities were $255,000, $0 and $32,000 in 1998, 1997 and 1996, respectively.

          Securities with carrying values aggregating $10,117,000 were pledged to secure public deposits at December 31, 1998, compared to $750,000 in 1997.

4.   Loans

     Total loans outstanding by classification as of December 31, 1997 and 1996, are as follows-

                                                       -------------------------
      (in thousands)                                     1998             1997
--------------------------------------------------------------------------------
Loans secured by real estate-
   Residential properties                              $ 26,565         $ 28,892
   Nonresidential properties                             59,845           66,526
   Construction loans                                    16,218           13,014
Commercial and industrial loans                          41,502           20,348
Lease financing receivables                                  --               --
Loans to individuals                                     22,440            5,417
                                                       --------         --------
                                                       $166,570         $134,197
                                                       ========         ========
--------------------------------------------------------------------------------

     As of December 31, 1998 and 1997, the Bank's recorded investment in impaired loans, defined as nonaccrual loans, was $2,297,000 and $943,000, respectively, and the related valuation allowance was $496,000 and
     $204,000, respectively. This valuation allowance is included in the allowance for possible loan losses in the accompanying balance sheet. Interest income that would have been recorded during 1998 and 1997 had these loans performed under the original contract terms was $227,000 and $92,000 respectively. Average impaired loans for 1998 and 1997 were $2,292,000 and $912,000, respectively. At December 31, 1998 and 1997,
     $1,600,000 and $552,000 respectively in loans were past due greater than 90 days but still accruing interest. Management has evaluated these loans and determined that they are both well collateralized and in the process of collection. No losses are anticipated upon ultimate collection of these loans.


--------------------------------------------------------------------------------
                                                       UNITY BANCORP twenty-five

          As of December 31, 1998, approximately 62% of the Company's loans were secured by real estate. 58% of these loans are not secured by residential real estate. As such, a substantial portion of the Company's borrowers' ability to repay their loans is dependent on the economic environment in the Company's market area.

          In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows-

(in thousands)
--------------------------------------------------------------------------------
Balance at December 31, 1997                                            $ 9,668
New Loans                                                                 2,532
Repayments                                                               (5,118)
                                                                        -------
Balance at December 31, 1998                                            $ 7,082
                                                                        =======
--------------------------------------------------------------------------------

          As of December 31, 1998, the Bank had recorded a net impaired other asset of $1,100,000, which is included in other assets on the balance sheet. There was no such asset in 1997. This impaired asset relates to the Bank's discovery that it had been the victim of an unauthorized overdraft to a single customer, subsequent to the close of the third quarter. Although the Bank is still investigating this occurrence, it appears that the total amount of the overdraft may range from $680,000 to $1,400,000. The Bank is pursuing all legal actions available to recover this overdraft, and it appears that assets may be available to satisfy the Bank's claim, at least in part. At this time, the Bank has established a $300,000 reserve in November in connection with this situation. This results in the Bank's loss exposure of between $380,000 and $1,100,000, before consideration of any assets which may be available to pay off the Bank. Management continues to investigate this matter, and take all steps possible to safeguard the Bank's interests.

5.   Allowance for loan losses

     The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

     An analysis of the change in the allowance for loan losses during 1998, 1997 and 1996 is as follows-

                                                  ------------------------------
(in thousands)                                       1998       1997       1996
--------------------------------------------------------------------------------
Balance at beginning of year                      $ 1,322    $   886    $   562
Provision charged to expense                          804        497        417
Loans charged-off                                    (329)       (68)       (93)
Recoveries on loans previously charged-off             28          7         --
                                                  -------    -------    -------
Balance at end of year                            $ 1,825    $ 1,322    $   886
                                                  =======    =======    =======
--------------------------------------------------------------------------------

6.   Premises and equipment

     The detail of premises and equipment as of December 31, 1998, 1997 and 1996 is as follows-

                                                           ---------------------
(in thousands)                                                1998         1997
--------------------------------------------------------------------------------
Land and buildings                                         $ 1,825      $ 1,746
Furniture, fixtures and equipment                            2,815        2,182
Leasehold improvements                                       1,486        1,466
                                                           -------      -------
                                                             6,126        5,394
Less: Accumulated depreciation and amortization             (1,567)      (1,125)
                                                           -------      -------
                                                           $ 4,559      $ 4,269
                                                           =======      =======
--------------------------------------------------------------------------------

     In 1996, the Company entered into a lease for a new branch facility which meets the requirements of capital lease accounting. The net present value of the future minimum lease payments of approximately $304,000 is included in land and buildings. The Company also has recorded in other assets on the balance sheet $1.1 million which relates to the construction-in-process for the expansion of its branch network.


--------------------------------------------------------------------------------
UNITY BANCORP twenty-six

7.   Deposits

     Time deposits in denominations of $100,000 or more totaled $28,164 and $20,927 at December 31, 1998 and 1997, respectfully.

     Schedule maturities of certificates of deposit are as follows -

                                           ----------------------------------------------------------------
                                                       Over 3 mos     Over 1 year
                                             3 mos        through         through         Over
(in thousands)                             or less         1 year         3 years      3 years        Total
-----------------------------------------------------------------------------------------------------------
  Year Ended December 31, 1998
  $100,000 or more                         $18,748        $ 7,685         $ 1,731           --      $28,164
  Less than $100,000                       $24,784        $36,665         $11,020       $1,202      $73,671

  Year Ended December 31, 1997
  $100,000 or more                         $11,234        $ 7,812         $ 1,881           --      $20,927
  Less than $100,000                       $13,800        $37,440         $16,886       $1,171      $69,297
-----------------------------------------------------------------------------------------------------------

8.   Shareholders' equity

     On January 15, 1996 the Company declared a 5% stock dividend and on September 26, 1996, the Company declared a 5 for 4 stock split effective October 28, 1996. In April 1998, the Company declared a 3 for 2 stock split and a 5% stock dividend was declared on November 23, 1998, for shareholders of record on December 21, 1998 payable January 8, 1999. All share and per share information for all periods presented in these financial statements has been adjusted to give effect for the stock dividends and the stock splits.

          In December 1996, the Company completed a stock offering resulting in the issuance of 401,500 shares of common and, attached to each share, a nontransferable warrant to purchase one share of common stock at an original exercise price of $15.75 at any time within two years after the offering expiring at the close of business on December 15, 1998. Based on the Company's 3 for 2 stock split in April 1998, the total number of shares available to be received from the warrants became 602,250 and had a new effective price of $10.50. During the course of 1997, 3,090 shares relating to the warrants were exercised and 557,971 shares relating to the warrants were exercised in 1998. The exercising of warrants in 1998 led to a net increase to capital of $5,649,000. The remaining 41,189 shares relating to the warrants expired at the close of business December 15, 1998.

          On April 29, 1994, the Company's shareholders approved the 1994 Employee Non-qualified Stock Option Plan (the Employee Plan) and the 1994 Non-employee Director Stock Option Plan (the Director Plan). Under the Plans, the Board of Directors may grant options to officers or non-employee directors to purchase the Company's stock. Option prices of the Plans are determined by the Board, provided however, that the option price of shares may not be less than 85% of the fair market value of shares at the date of grant. The period during which an option under either Plan may be exercised varies, but no option may be exercised after 10 years from the date of grant. As of December 31, 1998, 196,876 shares have been reserved for issuance under the Plans, 193,383 shares have been utilized leaving 3,493 shares available.

          On April 25, 1997, the Company's shareholders approved the 1997 Stock Option Plan. Under the plan, the Board of Directors may grant incentive stock options ("ISOs") and non-statutory options. Officers, employees and members of the Board of Directors of the Company are eligible to participate in the Plan. Options intended to qualify as Incentive Stock Options will be granted only to persons who are eligible to receive such options. The exercise price for options granted under the 1997 Option Plan will be determined by the Board of Directors at the time of the grant, but may not be less than 85% of the fair market value of the Common Stock on the date of grant or 100% for any ISO. The term during which each option may be exercised shall be determined by the Board of Directors, but in no event shall an option be exercisable in whole or in part more than ten years form the date of grant. As of December 31, 1998, 78,750 shares have been reserved for issuance under the Plan and 74,550 have been issued leaving 4,200 shares available.

          On April 24, 1998, the Company's shareholders approved the 1998 Stock Option Plan. The specifics to this plan are similar to the 1997 Stock Option Plan. Options were granted to all employees under this plan. These employee options vest at five years, but could vest 20% each year if the Company reached its' annual performance goals. As of December 31, 1998, 236,250 shares have been reserved for issuance under the Plan and 216,977 have been issued leaving 19,273 shares available.


--------------------------------------------------------------------------------
                                                      UNITY BANCORP twenty-seven

     Transactions under the stock option plans are summarized as follows-

                                   ---------------------------------------------
                                      Number   Exercise Price   Weighted Average
                                   of Shares        Per Share     Exercise Price
--------------------------------------------------------------------------------
Outstanding, December 31, 1995           --                --                 --
Options granted                      79,064       $6.17-$6.86             $ 6.69
Options exercised                        --                --                 --
Options expired                        (315)        6.17-6.17               6.17
                                    -------      ------------             ------
Outstanding, December 31, 1996       78,749         6.17-6.86               6.69
Options granted                      63,316         7.28-8.84               8.13
Options exercised                   (16,241)        6.17-7.28               6.71
Options expired                          --                --                 --
                                    -------      ------------             ------
Outstanding, December 31, 1997      125,824       $6.17-$8.84             $ 7.41
Options granted                     363,322       10.59-15.24              11.14
Options exercised                   (46,560)       6.17-11.21               7.90
Options expired                     (20,476)      11.19-11.21              11.20
                                    -------      ------------             ------
Outstanding, December 31, 1998      422,110      $6.17-$15.24             $10.38
--------------------------------------------------------------------------------

          The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans and, accordingly, recorded compensation expense totaling $195,640 in 1998 and $16,600 in 1997 for those options that had an exercise price which was less than the fair market value of the Company's stock on the grant date. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below-

                                                 -------------------------------
(in thousands, except per share data)              1998         1997        1996
--------------------------------------------------------------------------------
  Net income-
  As reported                                    $2,137       $2,015      $1,044
  Pro forma                                       1,638        1,902         914
  Earnings per share-
  Basic as reported                               $0.67        $0.65       $0.47
  Pro forma                                       $0.51        $0.61       $0.41
  Diluted as reported                             $0.64        $0.64       $0.46
  Pro forma                                       $0.49        $0.61       $0.41
--------------------------------------------------------------------------------

          The fair value of each option grant under both Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996; dividend yields of 2.0%, 1.5% and 0.0%, expected volatility of 33.80%, 47.06% and 47.06%, a risk-free interest rates of 5.48%, 6.08% and
     5.21% and an expected lifes of 2.6 years, 2.6 years and 2.6 years, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1998-

------------------------------------------------------------------------------------------------------
                                     Number                                                     Number
                             Outstanding at                  Remaining                  Exercisable at
Exercise Price            December 31, 1998           Contractual Life               December 31, 1998
------------------------------------------------------------------------------------------------------
        $6.17                         1,969                  2.0 years                           1,969
         6.86                        44,297                  2.0 years                          44,297
         7.28                         5,906                  3.0 years                           5,906
         8.49                        31,500                  3.0 years                          31,500
         8.77                         1,103                  3.9 years                           1,103
         8.84                         3,938                  3.9 years                           3,938
        10.59                        49,613                  4.1 years                          49,613
        11.07                         7,350                  4.9 years                              --
        11.19                       250,578                  4.6 years                         152,035
        11.21                        16,931                  4.1 years                          16,931
        11.31                         5,250                  4.9 years                              --
        13.69                         2,625                  4.6 years                           2,625
        15.24                         1,050                  4.5 years                           1,050
                                    -------                                                    -------
       $10.38*                      422,110                                                    310,967
                                    =======                                                    =======
------------------------------------------------------------------------------------------------------

     *Weighted average exercised price


--------------------------------------------------------------------------------
UNITY BANCORP twenty-eight

          Select key employees and Board members are eligible to participate in the Companyis two Stock Bonus Plans (1994 and 1997). Under the Plans, the Company may award stock grants to those employees and Board members at its discretion. The Company will record an expense equal to the sum of (i) the number of shares granted and (ii) the fair market value of the stock at the date of grant. The Company granted no shares during 1996 and 14,175 shares were granted to employees and Board members in 1997, amounting to approximately $120,000 in expense. On April 25, 1997, the Company's shareholders approved 50,000 additional shares to be reserved for Stock Bonuses, which became 78,750 shares after the 3 for 2 split and the 5% stock dividend (39,375 were approved under the 1994 Plan). The Company granted 24,573 shares to employees and Board members in 1998, resulting in approximately $320,000 in expenses. As of December 31, 1998, the Company has 74,540 shares reserved for issuance under the Stock Bonus Plans.

9.   Earnings Per Share

     The following is a reconciliation of the calculation of basic and diluted earnings per share-

                                                                       --------------------------------------------------
                                                                          Net                  Weighted          Earnings
(in thousands)                                                         Income            Average Shares         Per Share
-------------------------------------------------------------------------------------------------------------------------
  For the Year Ended December 31, 1998-
   Basic earnings per share -
     Income available to common shareholders                           $2,137                 3,198,813             $0.67
   Effect of Dilutive Securities -
     Stock Options and Warrants                                                                 160,031
                                                                       ------                 ---------             -----
     Diluted earnings per share - Income available to
     common shareholders plus assumed conversions                      $2,137                 3,358,844             $0.64
                                                                       ======                 =========             =====

  For the Year Ended December 31, 1997-
   Basic earnings per share -
     Income available to common shareholders                           $2,015                 3,114,726             $0.65
   Effect of Dilutive Securities -
     Stock Options and Warrants                                                                  33,982
                                                                       ------                 ---------             -----
   Diluted earnings per share - Income available to
     common shareholders plus assumed conversions                      $2,015                 3,148,708             $0.64
                                                                       ======                 =========             =====

  For the Year Ended December 31, 1996-
   Basic earnings per share -
     Income available to common shareholders                           $1,044                 2,236,272             $0.47
   Effect of Dilutive Securities -
     Stock Options and Warrants                                                                  14,816
                                                                       ------                 ---------             -----
   Diluted earnings per share - Income available to
     common shareholders plus assumed conversions                      $1,044                 2,251,088             $0.46
                                                                       ======                 =========             =====
-------------------------------------------------------------------------------------------------------------------------

10.  Cash surrender value of insurance policies

     On December 30, 1998, the Company entered into company owned life insurance policy agreements on its key directors and executive officers. The cash surrender value of the policies is equal to the initial $6.0 million investment at December 31, 1998.

11.  Income taxes

     The components of the provision for income taxes are as follows-

                                                --------------------------------
(in thousands)                                     1998        1997        1996
--------------------------------------------------------------------------------
  Federal
     Current                                    $ 1,274     $ 1,221     $   622
     Deferred benefit                              (262)       (202)        (78)
                                                -------     -------     -------
        Total Federal                             1,012       1,018         544
  State                                             270         240         100
                                                -------     -------     -------
     Total provision for income taxes           $ 1,282     $ 1,259     $   644
                                                =======     =======     =======
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                       UNITY BANCORP twenty-nine

     A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows-

                                                             -----------------------------
(in thousands)                                                  1998       1997       1996
------------------------------------------------------------------------------------------
  Federal income taxes at statutory rate                     $ 1,162    $ 1,113    $   574
  State income taxes, net of Federal income tax effect           178        159         66
  Other                                                          (58)       (13)         4
                                                             -------    -------    -------
  Provision for income taxes                                 $ 1,282    $ 1,259    $   644
                                                             =======    =======    =======
------------------------------------------------------------------------------------------

     Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 1998 and 1997 are as follows-

                                                               -----------------
(in thousands)                                                  1998       1997
--------------------------------------------------------------------------------
Provision for loan losses                                      $ 639      $ 465
Unrealized loss on securities available for sale                  73         24
Other, net                                                        10         (3)
                                                               -----      -----
Net deferred tax asset                                         $ 722      $ 486
                                                               =====      =====
--------------------------------------------------------------------------------

12.  Commitments and contingencies

     Lease Obligations

     The Company leases its headquarters and three of its branch facilities under operating leases. Future minimum rental payments under these leases, excluding renewal options, are as follows at December 31, 1998-

     (in thousands)
     1999                      $708
     2000                       708
     2001                       708
     2002                       708
     2003                       708
     Thereafter               1,678

     The Company entered into a lease for its Scotch Plains facility which meets the requirements of capital lease accounting (see Note 6). Future gross lease obligations total approximately $554,000 and will be paid in monthly installments through April, 2006. The company entered into lease agreements effective on various dates in the first and second quarters of 1999 for eight new branches. The Company is evaluating whether these leases meet the accounting criteria for capital lease treatment. Future gross lease obligations total approximately $7,935,000 and will be paid in monthly installments beginning throughout the first six months of 1999, as facilities become occupied, and ending in various months in 2009.

     Litigation

     The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In management's judgment, the consolidated financial position or results of operations of the Company will not be affected materially by the final outcome of any present legal proceedings.

     Commitments to Borrowers

     Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance approximately $36,250,000 and $18,300,000 to its borrowers as of December 31, 1998 and 1997, respectively. These commitments generally expire within one year.

          Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. The Company has entered into standby letters of credit contracts with its customers totaling approximately $581,000 and $712,000 as of December 31, 1998 and 1997, respectively. These standby letters of credit generally expire within one year.

13.  Regulatory Capital

     The Parent Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Parent Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Parent Company's and the Bank's assets, liabilities and certain off-balance sheet items as


--------------------------------------------------------------------------------
UNITY BANCORP thirty
     calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Parent Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1998, that the Parent Company and the Bank meet all capital adequacy requirements to which they are subject.

          As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized the Parent Company as well capitalized and the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Parent Company and the Bank must maintain minimum total risk-based; Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Parent Company's actual capital amounts and ratios are presented in the following table.

                                                     -------------------------------------------------------------------------------
                                                                                                             To Be Well Capitalized
                                                                                   For Capital               Under Prompt Corrective
                                                            Actual               Adequacy Purposes              Action Provisions
(in thousands)                                       Amount        Ratio         Amount      Ratio             Amount        Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998-
Total Capital
      (to Risk Weighted Assets)                      $28,271       14.85%       >=$15,231    >=8.00%          >=$19,039     >=10.00%
Tier I Capital
      (to Risk Weighted Assets)                       26,446       13.89%       >=$ 7,615    >=4.00%          >=$11,423     >=16.00%
Tier I Capital
      (to Average Assets)                             26,446       10.87%       >=$19,723    >=4.00%          >=$12,165     >=15.00%
As of December 31, 1997-
Total Capital
      (to Risk Weighted Assets)                       21,231       14.28%       >= 11,894    >=8.00%          >= 14,868     >=10.00%
Tier I Capital
      (to Risk Weighted Assets)                       19,958       13.29%       >=  5,947    >=4.00%          >=  8,921     >= 6.00%
Tier I Capital
      (to Average Assets)                             19,958        9.51%       >=  8,391    >=4.00%          >= 10,489     >= 5.00%
------------------------------------------------------------------------------------------------------------------------------------

     The Bank's actual capital amounts and ratios are presented in the following table.

                                                     -------------------------------------------------------------------------------
                                                                                                             To Be Well Capitalized
                                                                                   For Capital               Under Prompt Corrective
                                                            Actual               Adequacy Purposes              Action Provisions
(in thousands)                                       Amount        Ratio         Amount      Ratio             Amount        Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998-
Total Capital
      (to Risk Weighted Assets)                      $18,613        9.80%       >=$15,190    >=8.00%          >=$18,987     >=10.00%
Tier I Capital
      (to Risk Weighted Assets)                       16,788        8.84%       >=$ 7,595    >=4.00%          >=$11,392     >=16.00%
Tier I Capital
      (to Average Assets)                             16,788        7.09%       >=$ 9,472    >=4.00%          >=$11,840     >=15.00%
As of December 31, 1997-
Total Capital
      (to Risk Weighted Assets)                       16,318       11.03%       >= 11,841    >=8.00%          >= 14,801     >=10.00%
Tier I Capital
      (to Risk Weighted Assets)                       14,997       10.13%       >=  5,920    >=4.00%          >=  8,881     >= 6.00%
Tier I Capital
      (to Average Assets)                             14,997        7.35%       >=  8,162    >=4.00%          >= 10,203     >= 5.00%
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                        UNITY BANCORP thirty-one

14.  Employee benefit plans

     The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 15% of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $44,000, $31,000, and $32,000 to the Plan in 1998, 1997 and 1996, respectively.

          The Bank does not currently provide any post retirement or post employment benefits to its employees other than the 401(k) plan.

15.  Fair value of financial instruments

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

     Unrecognized Financial Instruments

     At December 31, 1998, the Bank had standby letters of credit outstanding of $581,000. The fair value of these commitments is nominal.

          At December 31, 1998, the bank had commitments to extend credit totaling $36,250,000. The Bank does not charge a fee on these loan commitments and, consequently, there is no basis to calculate a fair value.

          At December 31, 1998, the Bank services loans owned by outside investors in the amount of $46,093,000 at various service fee rates. The fair value approximates the present value of service fees charged to the investors, net of costs to service the loans, under the loan servicing arrangements.

     The estimated fair value of the Company's financial instruments as of December 31, 1998 and 1997 is as follows-

                                                  ------------------------------------------------------
                                                      1998            1998           1997           1997
                                                  Carrying            Fair       Carrying           Fair
(in thousands)                                      Amount           Value         Amount          Value
--------------------------------------------------------------------------------------------------------
  Financial assets-
     Cash and Federal funds sold                  $ 32,488        $ 32,488       $ 32,617       $ 32,617
     Securities held to maturity                    19,439          19,089         23,899         23,499
     Securities available for sale                  21,490          21,490         17,409         17,409
     Net loans                                     164,967         165,931        132,854        133,953
  Financial liabilities-
     Total deposits                               $226,860        $227,022       $192,414       $192,117
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
UNITY BANCORP thirty-two

16.  Other operating expenses

     The components of other operating expenses for the year ended December 31, 1998, 1996 and 1995 are as follows

                                                --------------------------------
                                                  1998         1997         1996
--------------------------------------------------------------------------------
Professional and other fees                     $1,801       $  514       $  315
Office expenses                                  1,042          809          615
Advertising expense                                370          272          251
Communication expense                              240          212          152
Bank services                                      491          427          333
FDIC insurance assessment                          116          100          182
Directors fees                                     298          271          276
Non loan losses                                    370           16           19
Loan processing expense                            430          192          112
Other expenses                                     561          236          159
                                                ------       ------       ------
                                                $4,719       $3,049       $2,414
                                                ======       ======       ======
--------------------------------------------------------------------------------

17.  Condensed financial statements of Unity Bancorp, Inc. (Parent Company only)

     Balance Sheets

                                                                           -------------------------
December 31, (in thousands)                                                    1998             1997
----------------------------------------------------------------------------------------------------
  Assets
    Cash and due from Banks                                                $  8,837         $  2,097
    Securities available for sale, at fair value                                498            2,769
    Investment in Bank subsidiary                                            16,763           14,990
    Other assets                                                                311              145
                                                                           --------         --------
        Total assets                                                       $    409         $ 20,001
                                                                           ========         ========
  Liabilities and Shareholders' Equity-
    Other liabilities                                                      $    363         $     11
  Shareholders' equity                                                       26,346           19,990
                                                                           --------         --------
        Total liabilities and shareholders' equity                         $ 26,409         $ 20,001
                                                                           ========         ========
----------------------------------------------------------------------------------------------------

     Income Statements

                                                                           ------------------------------------------
December 31, (in thousands)                                                    1998             1997             1996
---------------------------------------------------------------------------------------------------------------------
  Interest income                                                          $     57         $    291         $     11
  Dividends from Bank subsidiary (a)                                            505              296              359
  Other income                                                                  384               --               15
                                                                           --------         --------         --------
        Total income                                                            946              587              385

  Interest expense                                                               --               --               94
  Other expenses                                                                665              361               60
                                                                           --------         --------         --------
        Income before income taxes and equity in undistributed
           income of subsidiary                                                 281              226              231
  Income tax benefit (a)                                                        (76)             (24)             (51)
                                                                           --------         --------         --------
        Income before equity in undistributed income of subsidiary              357              250              282
  Equity in undistributed income of subsidiary                                1,780            1,765              762
                                                                           --------         --------         --------
        Net income                                                         $  2,137         $  2,015         $  1,044
                                                                           ========         ========         ========
---------------------------------------------------------------------------------------------------------------------

(a) No Federal income tax is applicable to the dividends and other income received from the Bank since the Parent Company and the Bank file a consolidated income tax return.


--------------------------------------------------------------------------------
                                                      UNITY BANCORP thirty-three

     Statements of Cash Flows

                                                                          ------------------------------------------
December 31, (in thousands)                                                  1998             1997             1996
--------------------------------------------------------------------------------------------------------------------
  Operating activities -
     Net income                                                           $ 2,137          $ 2,015          $ 1,044
     Adjustments to reconcile net income to net cash
     provided by operating activities -
        Equity in undistributed income of subsidiary                       (1,780)          (1,765)            (762)
        Amortization of securities premiums, net                               --              (39)              --
        Depreciation and amortization                                          13               13               13
        Increase in other assets                                             (171)             (38)             (48)
        (Decrease) increase in other liabilities                              (64)             (12)              --
                                                                          -------          -------          -------
           Net cash provided by operating activities                          135              174              247
                                                                          =======          =======          =======
  Investing activities -
     Sales and maturities of securities available for sale                  5,743            1,000               --
     Purchases of securities available for sale                            (3,449)          (3,711)              --
     Net decrease in loans outstanding                                         --               --            1,412
     Additional equity investment in Bank subsidiary                           --           (1,750)          (2,325)
                                                                          -------          -------          -------
           Net cash used in investing activities                            2,294           (4,461)            (913)
                                                                          =======          =======          =======
  Financing activities -
     Proceeds from issuance of common stock, net                            6,019              260            5,405
     Payment to repurchase common stock, net                               (1,202)              --               --
     Proceeds from issuance for subordinated debt                              --               --            2,010
     Cash dividends and fractional shares paid                               (505)            (297)            (362)
           Net cash provided (used in) by financing activities              4,311              (37)           7,053
                                                                          -------          -------          -------
           Net change in cash and cash equivalents                          6,740           (4,324)           6,388
                                                                          -------          -------          -------
  Cash and cash equivalents, beginning of year                              2,097            6,420               32
                                                                          -------          -------          -------
  Cash and cash equivalents, end of year                                  $ 8,837          $ 2,097          $ 6,420
                                                                          =======          =======          =======
  Supplemental disclosures:
     Interest paid                                                             --               --          $   109
--------------------------------------------------------------------------------------------------------------------

     At December 31, 1998, $2,918,000 of retianed earnings of the subsidiary Bank were available to pay dividends to the Parent Company.


--------------------------------------------------------------------------------
UNITY BANCORP thirty-four

18.  Quarterly financial information (unaudited)

     The following quarterly financial information for the years ended December 31, 1998, and 1997 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

                                                              ---------------------------------------------------------
1998                                                           March             June        September         December
(in thousands, except per share data)                             31               30               30               31
-----------------------------------------------------------------------------------------------------------------------
  Total interest income                                       $4,092           $4,299           $4,532           $4,557
  Total interest expense                                       1,747            1,789            1,863            1,766
                                                              ------           ------           ------           ------
     Net interest income                                       2,345            2,510            2,669            2,791
  Provision for loan losses                                      204               73              197              330
     Net interest income after provision for                  ------           ------           ------           ------
        loan losses                                            2,141            2,437            2,472            2,461
  Total other income                                             821            1,206            1,154            1,226
  Total other expenses                                         2,412            2,619            2,574            2,894
  Tax provision                                                  210              405              388              279
                                                              ------           ------           ------           ------
    Net income                                                $  340           $  619           $  664           $  514
                                                              ======           ======           ======           ======
    Basic earnings per common share                           $  .10           $  .20           $  .21           $  .15
    Diluted earnings per common share                         $  .10           $  .18           $  .20           $  .15

                                                                                                                   1997
  Total interest income                                       $3,272           $3,693           $3,977           $4,083
  Total interest expense                                       1,427            1,542            1,655            1,688
                                                              ------           ------           ------           ------
     Net interest income                                       1,845            2,151            2,322            2,395
  Provision for loan losses                                       58              176              161              102
                                                              ------           ------           ------           ------
     Net interest income after provision for
        loan losses                                            1,787            1,975            2,161            2,293
  Total other income                                             565              811              662            1,005
  Total other expenses                                         2,031            2,029            1,881            2,045
  Tax provision                                                  125              295              366              473
                                                              ------           ------           ------           ------
    Net income                                                $  196           $  462           $  576           $  780
                                                              ======           ======           ======           ======
    Basic earnings per common share                           $  .06           $  .15           $  .19           $  .25
    Diluted earnings per common share                         $  .06           $  .15           $  .19           $  .24
-----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                       UNITY BANCORP thirty-five

     REPORT OF INDEPENDENT PUBLIC Accountants

To the Shareholders and Board of Directors of Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. (a Delaware corporation) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                             /s/ Arthur Andersen LLP


Roseland, New Jersey
January 22, 1999


--------------------------------------------------------------------------------
UNITY BANCORP thirty-six

CORPORATE Information

Unity Bancorp, Inc.

Corporate Headquarters
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

Counsel
Jamieson Moore Peskin & Spicer
Morristown, New Jersey

Auditors
Arthur Andersen LLP
Roseland, New Jersey

Registrar & Transfer Agent
Shareholder address changes or inquiries regarding shareholder accounts and stock transfers should be directed to:
First City Transfer Company
P.O. Box 170
Iselin, New Jersey 08837-0170
(732) 906-9227

Investor and Media Inquiries
Analysts, institutional investors, individual shareholders and media representatives should contact:
John F.  Tremblay
Shareholder Relations
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
(908) 730-7630
or
L. G. Zangani, Inc.
Financial Public Relations
9 Main Street
Flemington, NJ 08822
(908) 788-9660

Principal Market Makers:
Advest, Inc.
First Colonial Securities, Inc.
Janney Montgomery Scott
Legg Mason Wood Walker, Inc.
Paragon Drake & Co.
Ryan Beck & Co., Inc.
Sandler O'Neill & Partners
Sherwood Securities, Inc.

Web Info
Information on financial results, products and services, and branch locations is available on the internet at: www.unitybank.com

Financial  Information
Copies of the corporation's annual report on Form 10-K filed with the Securities and Exchange Commission may be obtained:

o    by writing to Kevin Killian, CFO at corporate headquarters.

o    electronically at the SEC's home page at www.sec.gov.

Stock Listing
Unity  Bancorp,  Inc.  common  stock is traded on the  NASDAQ  under the  symbol
"UNTY".

Common Stock Prices/Dividend Paid
The table below sets forth by quarter the range of high, low and quarter-end closing sale prices for Unity Bancorp, Inc. common stock and the cash dividends paid per common share.

                                                                           Cash
1998                                                                   Dividend
Quarter                High             Low             Close              Paid
--------------------------------------------------------------------------------
First               $16.625         $12.750           $16.500             $0.05
Second              $18.250         $13.188           $13.188             $0.05
Third               $14.625         $11.750           $11.938             $0.05
Fourth              $12.125         $10.375           $11.625             $0.05
--------------------------------------------------------------------------------
Total                                                                     $0.20

Unity Bancorp authorized a 3 for 2 stock split, made June 1, 1998, to shareholders of record as of May 15, 1998.

Dividend Reinvestment
and Stock Purchase Plan

The Unity Bancorp, Inc. dividend reinvestment and stock purchase plan enables holders of common stock to purchase additional shares of common stock conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by writing to Shareholders Relations at corporate headquarters. For more information on these programs, please contact us at (908) 713-4304.

Annual Meeting of Shareholders

Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 3:30 pm, Friday, April 30, 1999, in Unity Bancorp's Corporate Headquarters located at 64 Old Highway 22, Clinton, NJ.

--------------------------------------------------------------------------------
                                                      UNITY BANCORP thirty-seven