Form 10KSB, Exhibit 13
period 2000-12-31
UNITY BANCORP INC /DE/
filed 2001-03-30
CIK 920427

--------------------------------------------------------------------------------
                                           [LOGO FOR UNITY BANCORP]
--------------------------------------------------------------------------------

Table of Contents

Shareholders' Message                                                  2
Directors and Management                                               4
Management's Discussion
  and Analysis                                                         5
Independent Auditors' Report                                          18
Consolidated Financial Statements                                     19
Notes to Financial Statements                                         23
Products and Services                                                 32
Company Information                                                   33

--------------------------------------------------------------------------------
                                                                   Unity Bancorp
--------------------------------------------------------------------------------

[LOGO FOR UNITY BANCORP]


Mission Statement

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

o    Confidentiality and Professionalism

o    Honesty and Integrity

o    Safety and Soundness

o    Accuracy and Dependability

Shareholders' Message
================================================================================

     This past year was a most difficult and disappointing year for Unity, the employees and for you, our shareholders. It was a year of dramatic change and challenge, which included the restructuring of the Company's financial position, the divestiture of an unprofitable business operation, the sale of five branches, and significant management and staff changes.

     As you will read, the losses incurred in 2000 were significantly attributed to changes necessary to improve the Company's financial condition to position us to return to profitability and increase shareholder value. We are convinced that through these initiatives, we will emerge and be recognized as a well managed financial services company capable of meeting the competition while operating as a community-oriented bank.

     Allow us to reiterate the changes that have taken place and the difficult decisions made to properly position us for the future.

     As you are aware, in early 1999, the Company embarked on a mission of expansion, which included doubling the branch network and the purchase of CMA, a wholly owned mortgage company. Unfortunately, this aggressive expansion proved to be a formidable challenge and ultimately was the cause of the losses incurred in both 1999 and 2000.

     As a result of the Company's expansion in 1999 and the reduction in capital resulting from operating losses, the Company started the year needing to improve its liquidity and capital position. The Company adopted a strategic plan to restructure the balance sheet, which included the reduction of the Company's assets and the issuance of new securities to raise capital.

     In order to provide additional equity capital, in the first quarter, the Company consummated a private placement of preferred stock, which raised $4.9 million, net, of new capital.

     In accordance with the strategic plan, the Company sold $81.2 million of loans and $48.0 million of deposits. These transactions substantially improved the Company's liquidity and capital positions. The sale of deposits, which occurred in December 2000, reduced the branch network from 17 branches to 12 branches. The reduction in branches will reduce our operating expenses in 2001, and beyond.

     As a result of these events, total assets at December 31, 2000, were $356.0 million, a decline of $83.0 million from the prior year of $439.0 million. Total loans as of December 31, 2000, were $225.1 million compared to $321.5 million a year ago. Total deposits declined $37.2 million and ended the year at $320.3 million. At December 31, 2000, both the Company and the Bank are considered well capitalized under federal capital requirements.


2 corporate profile

================================================================================

     For the year-ended December 31, 2000, the Company reported a net operating loss of $5.9 million, or $1.71 per diluted share, as compared to a $3.4 million loss, or $0.91 per diluted share a year earlier. The losses in 2000 were significantly attributable to the Company's mortgage subsidiary, CMA. For the year 2000, $4.4 million of Unity's $5.9 million loss was attributed to CMA. As a result of CMA's operational losses, CMA was dissolved, in the fourth quarter of 2000.

     In addition, the current year operating results were also impacted by $1.7 million of additional tax valuation reserves established against the Company's tax assets. These additional reserves were necessary under current accounting rules.

     Excluding all the above transactions, the Company's net operating losses for 2000 were approximately $700,000. These losses are in part attributed to the expenses related to the 1999 branch expansion and increased professional and legal fees. The majority of these expenses will not be recurring in 2001 as a result of the reduction in the branch network.

In Closing

     As we look back to the past year, the year 2000, we can honestly say it was a year that neither the Board nor the employees of Unity will ever forget. It was a year full of challenges, surprises and reorganization from top to bottom, all done out of necessity and prudence, and in the shareholder's best long-term interest.

     As we venture into this New Year, we do so with the finest management team in Unity's history. We are both extremely confident that the improvements and decisions made were the proper decisions and that the plans initiated throughout the past several months will renew the confidence of the shareholders and the investment community at large.

     We and the  employees  at  Unity  believe  that  this  institution  has the potential to be one of the best Community Banks in the State. This organization's strength is the sales-cultured staff that has consistently outperformed our peers in loan closings and core deposit growth. All of the employees of this institution are committed to making 2001 the year we return to profitability. We anticipate this will be one of the greatest turnaround and success stories in financial history.

     The Board of Directors of Unity Bancorp, Inc., Unity Bank, Management and Staff thank you and appreciate your continued loyalty and confidence.



/s/ David Dallas                            /s/ Anthony J. Feraro
David Dallas                                Anthony J. Feraro
Chairman of the Board                       President / CEO

Directors and Management
================================================================================

Board of Directors

David Dallas (1)
Mr. David Dallas is the Chairman of the Board and was a founding member of the company in 1991. He serves as Chief Executive Officer of the Dallas Group of America, a chemical manufacturing company in Whitehouse, NJ.

Robert H. Dallas, II (2)
Mr. Robert H. Dallas, II was a founding member of the company in 1991 and serves as President of the Dallas Group of America, a chemical manufacturing company in Whitehouse, NJ.

Peter P. DeTommaso (1)
Mr. DeTommaso was a founding member of the company in 1991 and is the retired President of Homeowners Heaven, Inc., a building and lumber supply company in North Plainfield, NJ.

Anthony J. Feraro (2)
Mr. Feraro joined the company in November 1999 and serves as President and Chief Executive Officer of Unity Bank and the Company.

Charles S. Loring (1)
Mr. Loring was a founding member of the company in 1991 and is the owner of the accounting firm, Charles S. Loring CPA, based in Branchburg, NJ.

Samuel Stothoff (2)
Mr. Stothoff was a founding member of the company in 1991 and is President of the Samuel Stothoff Company, a well drilling company in Flemington, NJ.

Allen Tucker (1)
Mr. Tucker joined the company in 1995 and is President of Tucker Enterprises, a real estate development company in Clark, NJ.

Executive Officers

Anthony J. Feraro (2)
Mr. Feraro joined the company in November 1999 and serves as President and Chief Executive Officer of Unity Bank and the Company.

James A. Hughes
Mr. Hughes joined the company in December 2000 and serves as Executive Vice President and Chief Financial Officer.

(1)  Director of Unity Bancorp, Inc. and Unity Bank
(2)  Director of Unity Bank.

Senior Management

James Loney
Executive Vice President
Chief Operating Officer

Michael Bono
Executive Vice President
Commercial Banking

Albert Fendrich
Executive Vice President
Auditor

John Kauchak
Executive Vice President
Deposit Services

Robert Buhler
Senior Vice President
Credit Officer

Michael Downes
Senior Vice President
Small Business Capital

Kelly A. Stashko
Vice President
Information Technology


4 corporate profile

Management's Discussion and Analysis
      of Financial Condition and Results of Operations
================================================================================

SELECTED CONSOLIDATED FINANCIAL DATA

                                                     ------------------------------------------------------------------------------
                                                                             At or for the Years Ended December 31
                                                     ------------------------------------------------------------------------------
(Dollar in thousands, except per share data)            2000               1999              1998             1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
Selected Results of Operations
   Interest income                                   $ 28,017           $ 23,688          $ 17,480         $ 15,025       $ 10,860
   Interest expense                                    16,322             12,738             7,165            6,312          4,756
   Net interest income                                 11,695             10,950            10,315            8,713          6,104
   Provision for loan losses                              716              1,743               804              497            417
   Other income                                         7,666              5,606             4,407            3,043          2,404
   Other expenses                                      23,718             20,578            10,499            7,985          6,403
   Tax expense (benefit)                                  839             (2,387)            1,282            1,259            644
   Net income (loss)                                   (5,912)            (3,378)            2,137            2,015          1,044
Per Share Data
   Net income (loss) per common share (basic)           (1.71)             (0.91)             0.67             0.65           0.47
   Net income (loss) per common share (diluted)         (1.71)             (0.91)             0.64             0.64           0.46
   Book value per common share                           4.32               5.88              7.01             6.39           5.82
   Cash dividend on common shares                        --                 0.24              0.20             0.20           0.18
Selected Balance Sheet Data
   Total assets                                       356,003            438,969           254,612          213,782        172,688
   Loans                                              226,140            322,532           166,792          134,176         97,827
   Allowance for loan losses                            2,558              2,173             1,825            1,322            886
   Investment securities                               70,837             74,349            40,929           41,308         37,153
   Deposits                                           320,318            357,538           226,860          192,414        153,555
   Borrowings                                          10,000             53,000              --               --             --
   Shareholders' equity                                21,314             21,792            26,346           19,990         17,990
Performance Ratios
   Return on average assets                             (1.44)%            (0.94)%            0.93%            1.05%          0.73%
   Return on average common equity                     (33.43)%           (14.33)%           10.17%           10.78%          9.37%
   Net interest margin (1)                               3.19%            3.49 %              4.91%            4.72%          4.47%
   Net interest spread (2)                               2.61%            3.01 %              3.99%            3.60%          3.55%
   Dividend payout (3)                                    N/A                N/A             23.61%           14.73%         34.37%
Asset Quality Ratios
   Allowance for loan losses to loans (4)                1.17%              0.77%             1.12%            1.01%          0.93%
   Allowance for loan losses to
      non-performing loans                              61.27%            137.71%            46.83%           88.38%        103.02%
   Non--performing loans to total loans                  1.85%              0.49%             2.34%            1.11%          0.95%
   Non--performing assets to total assets                1.21%              0.70%             1.97%            0.70%          0.54%
   Net charge--offs to average loans                     0.12%              0.59%             0.21%            0.05%          0.12%
Capital Ratios-- Company
   Leverage ratio                                        5.50%              4.35%            10.87%            9.51%         11.09%
   Tier 1 risk--based capital ratio                      9.61%              6.17%            13.89%           13.29%         16.43%
   Total risk--based capital ratio                      10.76%              6.88%            14.85%           14.28%         17.24%
Capital Ratios-- Bank
   Leverage ratio                                        5.24%              4.01%             7.09%            7.35%          7.09%
   Tier 1 risk--based capital ratio                      9.12%              5.62%             8.84%           10.13%         10.51%
   Total risk--based capital ratio                      10.26%              6.33%             9.80%           11.03%         11.32%
-----------------------------------------------------------------------------------------------------------------------------------

(1) The net interest margin is calculated by dividing net interest income by average interest earning assets.

(2) The net interest spread is the difference between the weighted average yield on interest earning assets and the weighted average cost of interest bearing liabilities.

(3)  Dividends paid divided by net income.

(4)  Excludes loans held for sale.


                                                    financial profile - md & a 5

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period's data throughout the following discussion and analysis for purposes of comparability with prior period data.

Overview

     Unity Bancorp, Inc. (the "Parent Company") is a bank holding company incorporated in Delaware under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the "Bank" or, when consolidated with the Parent Company, the "Company") was granted a charter by the New Jersey Department of Banking and Insurance and commenced operations on September 13, 1991. The Bank provides a full range of commercial and retail banking services through 12 branch offices located in Hunterdon, Somerset, Middlesex, and Union counties in New Jersey. These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration and other commercial credits, as well as personal investment advisory services through the Bank's wholly-owned subsidiary, Unity Financial Services, Inc.

     In the second half of 1999, the Company incurred certain losses which, combined with the Company's asset growth, caused both the Bank's and the Company's capital ratios to fall below levels required under federal regulation. As a result of the capital deficiency, in the first quarter of 2000, the Company and the Bank entered into Memoranda of Understanding with their primary regulatory agencies. However, due to continued losses through the first two quarters of 2000, among other reasons, the Bank and the Company entered into stipulations and agreements with each of their respective regulators on July 18, 2000. Under these agreements, the Bank and the Company were each required to take a number of affirmative steps including; hiring an outside consulting firm to review the management structures, adopt strategic and capital plans which will increase the Bank's leverage ratio to 6% or above, by December 31, 2001, review and adopt various policies and procedures, adopt programs with regard to the resolution of certain criticized assets, and providing ongoing reporting to the various regulatory agencies with regard to the Bank's and Company's progress in meeting the requirements of the agreements. The agreements require the Bank and Company to establish a compliance committee to oversee the efforts in meeting all requirements of the agreements, and prohibit the Bank from paying a dividend to the Company and the Company from paying dividends on its common or preferred stock, without regulatory approval. As of December 31, 2000, the Bank and the Company believe they are in compliance with the requirements of the agreements.

     To bolster the Company's capital ratios and to reposition the Company for future profitable operation, and to improve liquidity, the Company undertook a number of corrective measures in 2000. In the first quarter, the Company consummated a private placement of approximately $4.9 million (net of offering expenses) of preferred stock to sophisticated investors. This capital was contributed to the Bank. To improve the Bank's liquidity, also in the first quarter of 2000, the Company sold $36.4 million in adjustable rate, one-to-four family mortgage loans. A loss of $0.7 million was recognized as a result of the sale.

     In the third quarter, the Company entered into sales agreements for the deposits of five branches to be sold in the fourth quarter of 2000. The Company entered into the agreements to reduce the Bank's operating expenses, and improve the regulatory capital ratios. In December 2000, the Company completed the deposit sales and realized a $3.5 million gain ($2.0 million after-tax) on the transaction. The sale included $48.0 million of deposits, equipment and the sublease or assumption of the Company's lease obligations. To fund the sale of the branches, in the third quarter of 2000, the Bank sold $44.8 million of purchased home equity loans for a pre-tax $1.2 million loss.

     Also during the third quarter of 2000, key employees of Certified Mortgage Associates, Inc. ("CMA") left employment with the Company. Based upon these departures and CMA's continued operational losses, in the third quarter, the Company wrote off approximately $2.25 million of the goodwill recorded in the 1999 acquisition of CMA. In the fourth quarter of 2000, the Company decided to discontinue CMA's operations, resulting in the write-off of an additional $962 thousand in goodwill. Although the goodwill write-offs contributed to the Company's 2000 losses, they have not negatively affected the Company's regulatory capital, which excludes intangible assets.

     As a result of Unity's losses in 1999 and 2000, the Company generated deferred tax benefits, which may be used to offset future tax liabilities for future earnings. Because it is difficult to accurately forecast future operating results, in the fourth quarter of 2000, the Company recorded $1.7 million of additional tax valuation reserves against these tax benefits. As of December 31, 2000, the Company had $2.1 million of tax valuation reserves. This valuation allowance will be assessed quarterly and will be adjusted as appropriate.

Results of Operations

     For the year ended December 31, 2000, the Company realized an after-tax loss of $5.9 million, or $1.71 per diluted share, compared to a $3.4 million loss, or $0.91 per diluted share a year ago. The losses incurred in 2000 were significantly impacted by CMA's operating results and the write-off of CMA's goodwill resulting from the termination of the business. In total, CMA accounted for approximately $4.4 million of the Company's $5.9 million loss. The two loan sales in the first and third quarter contributed $1.2 million to the Company's losses, offset by the $2.0 million (net after-tax) gains on the deposit sales. Excluding the aforementioned transactions and the additional $1.7 million tax valuation reserve, the Company's core after-tax operating losses in 2000 were approximately $.7 million.


6 financial profile - md & a

     The core operating losses in 2000 were primarily the result of the expenses associated with the new branches acquired in 1999, compliance expenses under the regulatory agreements, and additional expenses related to loan collections and personnel changes. The losses in 1999 largely reflect growth in non-interest expenses due to the new branches, a valuation loss reclassifying certain loans from held-to-maturity to held-for-sale, the write-down of an impaired asset, the costs associated with the collection of non-performing loans, and the costs of expanding the loan portfolios.

     As a result of the dissolution of CMA, the reduction in the number of branches and certain other cost saving measures undertaken by management, the Company's core operating results are expected to improve in 2001.

     In 2000, the net losses increased $2.5 million from the prior year. The change in the components of the net loss from 1999 to 2000 included a $0.7 million increase in net interest income, a $1.0 million decrease in the provision for loan losses, a $2.1 million increase in non-interest income, a $3.1 million increase in non-interest expense, and a $3.2 million increase in the provision for income taxes, related to reserves against the Company's deferred tax assets.

     Net interest income, on a tax-equivalent basis for 2000, was $11.8 million compared to $11.0 million in 1999, an increase of 7.12%. The increase in net interest income was attributed to a $54.3 million, or 17.2%, increase in average interest-earning assets. The benefit of the increase in interest-earning assets was significantly impacted by the increased cost of funds from deposit promotions, reducing net interest spread from 3.01% in 1999, to 2.61% in 2000.

     Non-interest income for 2000 was $7.7 million, an increase of $2.1 million, or 36.7%, over 1999. The increase over the prior year is the result of the $3.5 million gain on the sales of deposits, primarily offset by losses from the first and third quarter loan sales.

     Non-interest expenses were $23.7 million in 2000, an increase of $3.1 million, or 15.3%, over $20.6 million recorded in 1999. The increase is primarily attributed to the $3.2 million write-off of CMA goodwill. Included in non-interest expense for 1999 was a write-down of $786 thousand and legal costs of $150 thousand relating to a check-kite.

     In 1999, the Company recorded $2.4 million of income tax benefits as a result of $5.8 million of pre-tax losses. Although pre-tax operating losses were $5.1 million in 2000, the Company recorded income tax expense of $0.8 million during the current year, for a net $3.2 million increase in income tax expense. The increase in income tax expense was the result of the establishment of tax valuation allowances against the Company's deferred tax assets, which are dependent on future taxable income.

Net Interest Income

     The Company's results of operations depend substantially on its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest margin is a function of the difference between the weighted average rates received on interest-earning assets as compared with that of interest-bearing liabilities.

     Net interest income, on a tax-equivalent basis increased $0.8 million, or 7.12%, to $11.8 million for 2000 from $11.0 million for 1999. This increase was due to the growth in interest-earning assets, partially offset by the increase in the cost of interest-bearing liabilities. On average, interest-earning assets increased $54.3 million, or 17.2%, to $370.2 million. The increase in earning-assets was primarily attributed to a $40.5 million increase in average loans. Total tax-equivalent interest income on earning assets was $28.1 million for 2000, an increase of $4.4 million over the prior year. Of the $4.4 million increase, $4.0 million was attributed to increased volume of average interest earning assets, with the remainder attributed to higher rates earned. The yield on interest-earning assets was 7.60% in 2000, compared to 7.52% the prior year. The increase in the yield was primarily related to the investment and Federal Funds sold portfolios as a result of the higher rate environment in 2000. The prime-lending rate increased 100 basis points in 2000 to end the year at 9.50%. The average yield on the loan portfolio was 7.95% in 2000, as compared to 8.02% in 1999. The decline in the average loan yield can be attributed to lower yielding mortgage loans closed in late 1999 and the increase in non-performing loans.

     Average interest-bearing liabilities increased 15.7%, or $44.3 million, to average $326.9 million for 2000. The cost of interest-bearing liabilities increased from 4.51% in 1999 to 4.99% in 2000. The increase in interest-bearing liabilities reflects the Company's decision to offer higher promotional rates of interest to attract new customers to the new branch locations, more competitive rates paid on money market accounts and the increase in the interest rate environment. Interest expense on deposits and borrowed funds was $16.3 million in 2000, a $3.6 million increase over 1999. Of the $3.6 million increase, $1.4 million was attributed to higher levels of interest-bearing liabilities and the remainder attributed to increased cost of funds.

     Net interest spread, the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities, declined from 3.01% in 1999, to 2.61% in 2000. The decline in net interest spread is the result of the increased cost of interest-bearing deposits. As a result of the decline in net interest spread, net interest margin decreased to 3.19% in 2000, from 3.49% in 1999.

     The following table reflects the components of net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities and (5) net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34%.

Comparative Average Balance Sheets
(Dollar amounts in thousands - Interest amounts and interest rates/yields on a fully tax-equivalent basis.)

                                       ------------------------------------------------------------------------------------------
                                                  2000                           1999                             1999
                                       ------------------------------------------------------------------------------------------
                                        Average               Rate/   Average               Rate/     Average               Rate/
Year Ended December 31,                 Balance  Interest    Yield    Balance    Interest   Yield     Balance    Interest   Yield
---------------------------------------------------------------------------------------------------------------------------------
Assets
Interest-earning assets:
  Taxable loans
    (net of unearned income)           $ 278,257  $22,132    7.95%   $ 237,799    $19,067    8.02%   $ 143,940    $13,355   9.28%
  Tax-exempt securities                    3,259      318    9.73%       2,214        200    9.03%       1,615        112   6.94%
  Taxable investment securities           69,140    4,411    6.38%      63,279      3,804    6.01%      49,044      3,182   6.49%
  Interest-bearing deposits                  131        9    6.87%       1,934        171    8.84%       4,140        231   5.58%
  Federal funds sold                      19,400    1,255    6.47%      10,630        514    4.84%      11,925        638   5.35%
                                       ------------------            --------------------            --------------------
  Total interest-earning assets        $ 370,187  $28,125    7.60%   $ 315,856    $23,756    7.52%   $ 210,664    $17,518   8.32%
  Noninterest-earning assets              43,823                        47,196                          20,525
  Allowance for loan losses               (2,434)                       (1,995)                         (1,409)
                                       ---------                     ---------                       ---------
  Total assets                         $ 411,576                     $ 361,057                       $ 229,780
                                       ---------                     ---------                       ---------
Liabilities and
  Shareholders' Equity
Interest-bearing liabilities:
  High yield and NOW deposits          $  95,817  $ 3,974    4.15%   $  87,884    $ 3,441    3.92%   $  36,162    $   591   1.63%
  Savings deposits                        35,491    1,106    3.12%      17,260        315    1.83%      13,811        312   2.26%
  Money market deposits                   20,724      831    4.01%      18,053        529    2.93%      18,557        928   5.00%
  Time deposits                          162,736    9,675    5.95%     139,187      7,212    5.18%      96,969      5,311   5.48%
                                       ------------------            --------------------            --------------------
  Total interest-bearing deposits      $ 314,768  $15,586    4.95%   $ 262,384    $11,497    4.38%   $ 165,499    $ 7,142   4.32%
  Other debt                              12,095      736    6.09%      20,159      1,241    6.16%         319         23   7.21%
                                       ------------------            --------------------            --------------------
  Total interest-bearing liabilities   $ 326,863  $16,322    4.99%   $ 282,543    $12,738    4.51%   $ 165,818    $ 7,165   4.32%
  Noninterest-bearing liabilities          2,212                         4,280                           1,692
  Demand deposits                         59,885                        50,663                          41,250
  Shareholders' equity                    22,616                        23,571                          21,020
                                       ---------                     ---------                       ---------
  Total liabilities and
    shareholders' equity               $ 411,576                     $ 361,057                       $ 229,780
                                       ------------------            --------------------            --------------------
  Net interest income                             $11,803                         $11,018                         $10,353
  Net interest rate spread                                   2.61%                           3.01%                          3.99%
  Net interest income/margin                                 3.19%                           3.49%                          4.91%
---------------------------------------------------------------------------------------------------------------------------------

     The following table presents the major factors by category that contributed to the changes in net interest income for each of the years ended December 31, 2000, and 1999 as compared to each respective period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.

                                   -----------------------------------------------------------------------------
                                            2000 versus 1999                         1999 versus 1998
Year ended December 31                     Increase (Decrease)                      Increase (Decrease)
(Dollar amounts in thousands                Due to Change in                         Due to Change in
on a fully tax equivalent basis)    Volume         Rate          Net          Volume        Rate           Net
----------------------------------------------------------------------------------------------------------------
Interest Income:
Net loans                          $ 3,252       $  (186)      $ 3,066       $ 8,707       $(2,995)      $ 5,712
Tax-exempt securities                   95            22           117            42            46            88
Taxable investment securities          352           255           607           924          (302)          622
Interest-bearing deposits             (159)           (3)         (162)         (123)           63           (60)
Federal funds sold                     424           317           741           (69)          (55)         (124)
                                   -----------------------------------------------------------------------------
Total interest income              $ 3,964       $   405       $ 4,369       $ 9,481       $(3,243)      $ 6,238
Interest expense:
High yield and NOW deposits        $   311       $   223       $   534       $   845       $ 2,005       $ 2,850
Savings deposits                       333           458           791            78           (75)            3
Money market deposits                   78           224           302           (25)         (374)         (399)
Time deposits                        1,220         1,243         2,463         2,312          (411)        1,901
                                   -----------------------------------------------------------------------------
Total deposits                     $ 1,942       $ 2,148       $ 4,090       $ 3,210       $ 1,145       $ 4,355
                                   -----------------------------------------------------------------------------
Other borrowings                      (496)          (10)         (506)        1,431          (213)        1,218
                                   -----------------------------------------------------------------------------
Total interest expense             $ 1,446       $ 2,138       $ 3,584       $ 4,641       $   932       $ 5,573
                                   -----------------------------------------------------------------------------
Net interest income                $ 2,518       $(1,733)      $   785       $ 4,840       $(4,175)      $   665
----------------------------------------------------------------------------------------------------------------

Provision for Loan Losses

     The provision for loan losses is based on management's evaluation of the adequacy of the allowance for loan losses which is maintained at a level sufficient to absorb estimated losses in the loan portfolio as of the balance sheet date. The provision for loan losses totaled $716 thousand for 2000, compared to $1.7 million a year ago. In 1999, the Company recorded $1.4 million of net charge-offs, compared to $331 thousand of net charge-offs in 2000. The net charge-offs in 1999 primarily related to one borrower. The lower 2000 provision for loan losses was a result of the reduced level of charge-offs and the decline in the size of the loan portfolio, somewhat mitigated by the increased level of non-performing loans. Total loans at December 31, 1999 were $322.5 million, compared to $226.1 million at year-end 2000.

Non-Interest Income

     Non-interest income consists of service charges on deposits, gains on sales of securities and loans and other income. Non-interest income was $7.7 million for 2000, an increase of $2.1 million, or 36.7%, compared to $5.6 million for 1999. The increase in non-interest income was primarily attributed to $3.5 million of gains realized on deposit sales in 2000.


8 financial profile - md & a

     Service charges on deposits increased 50.9% for 2000, and totaled $1.2 million, compared to $778 thousand for the prior year. The increase in deposit service charges is attributed to the increased level of transaction accounts and improved collection of deposit fees and account charges for non-sufficient funds.

     The following table shows the total gains on sales of loans for each of the last two years.

Gain on loan sales
-------------------------------------------------------------------------
                                                      2000          1999
(In thousands)                                        Gain          Gain
-------------------------------------------------------------------------
Mortgage loan sales                                 $   960       $ 3,059
SBA loan sales                                        2,142         1,324
ARM loan sales/valuation                               (731)       (1,484)
Home equity loan sales                               (1,202)           94
Other loan sales                                         13            70
                                                    -------       -------
Total gain on loan sales                            $ 1,182       $ 3,063
                                                    =======       =======
-------------------------------------------------------------------------

     The total gain on loan sales was $1.2 million in 2000, a decrease of $1.9 million, or 61.4%, from $3.1 million realized in 1999. Gains on mortgage loans declined $2.1 million to $1.0, million, a 68.6% decline from the $3.1 million gain in 1999. The decline in mortgage loan sales was impacted by lower origination volumes attributed to the rising rate environment and the closing of CMA in 2000. As a result of the dissolution of CMA, the Company will no longer have significant gains on the sale of mortgages. In the fourth quarter of 2000, the Company entered into an agreement with First Hallmark Mortgage, where in 2001, the Company will refer applications, rather than close loans. There are no incremental costs incurred by the Company as a result of this agreement.

     Gains on SBA loan sales reflect the participation in the SBA's guaranteed loan program. Under the SBA program, the SBA guarantees between 75% to 85% of the principal of a qualifying loan. Generally, the guaranteed portion of the loan is then sold into the secondary market. Sales of guaranteed SBA loans totaled $30.4 million in 2000, as compared to $24.3 million of sales the prior year. These loans are sold servicing retained, and generally yield a servicing fee of approximately 100 basis points. As a result of the increased volume of loans sold and higher premiums realized, gains on sales of SBA loans totaled $2.1 million, an increase of 61.8%, or $0.8 million, over 1999.

     In December 1999, $37.8 million of adjustable rate mortgage (ARM) loans were reclassified from held-to-maturity to held-for-sale at a valuation of $36.4 million. Based on this reclassification, the company reported a valuation loss of $1.5 million in 1999. This portfolio was sold on March 7, 2000, servicing released and without recourse, for $35.6 million, resulting in an additional loss of $0.7 million recorded in 2000.

     In order to fund the fourth quarter sale of deposits, on September 29, 2000, the Company sold, servicing released and without recourse, $44.8 million of home equity loans originally purchased in 1999, realizing $43.6 million in proceeds and incurring a $1.2 million loss.

     The following table shows the components of Other Income for each of the last two years.

-------------------------------------------------------------------------
Other income
(In thousands)                                        2000          1999
-------------------------------------------------------------------------
SBA fees                                            $   785       $   671
Loan fees                                               355           394
Income from cash surrender value of life insurance      108           248
Non-deposit account charges                             225           144
Gain on sale of deposits                              3,477            --
Miscellaneous                                           357           115
                                                    -------       -------
Total other income                                  $ 5,307       $ 1,572
                                                    =======       =======
-------------------------------------------------------------------------

     Other income increased $3.7 million in 2000, and totaled $5.3 million, as compared to $1.6 million for 1999. Included in other income for 2000, are $3.5 million of gains from the five-branch deposit sales. The branches were sold to reduce the Company's operating expenses and to improve the capital ratios. Excluding the gains on the branch sales, other income increased $0.3 million, to $1.8 million, a 16.4% increase over the $1.6 million in 1999. The major component of other income is SBA servicing fees on sold SBA loans. The portfolio of serviced SBA loans as of December 31, 2000 and 1999 was $86.5 million and $65.7 million, respectively. As a result of the increase in the serviced portfolio, SBA servicing fees increased to $0.8 million in 2000 as compared to $0.7 million in 1999. In September, the Company liquidated the corporate owned life insurance policy on a senior executive, resulting in a decrease in income on the policy in 2000 from the prior year.

Non-Interest Expenses

     Total non-interest expenses totaled $23.7 million in 2000, a $3.1 million, or 15.3%, increase from the $20.6 million in 1999. Salaries and benefits increased $0.5 million to $9.2 million from $8.7 million in the prior year. The increase is primarily related to lower levels of deferred salary expense resulting from lower mortgage originations in 2000. As a result of the dissolution of CMA and the branch sales, salaries and benefits expense are expected to be reduced in 2001. As of December 31, 2000 and 1999, there were 133 and 165 full time equivalent employees, respectively.

     Occupancy expenses increased $0.2 million to $2.2 million, from $2.4 million in 1999. Occupancy expenses increased as a result of the full year impact of the branch expansion in 2000 over the prior year. In 2001, occupancy expense will decline as a result of the reduction in the branch network from 17 to 12 branches and the dissolution of CMA.

     The following table presents a breakdown of other operating expenses for the year ended December 31, 2000 and 1999:

-------------------------------------------------------------------------
Other expense
(In thousands)                                        2000          1999
-------------------------------------------------------------------------
Professional services                               $ 1,471       $ 1,386
Office expenses                                       1,885         1,986
Advertising expenses                                    815           881
Communication expenses                                  877           767
Bank services                                         1,052           802
FDIC insurance                                          311           192
Director fees                                            98           236
Operational losses                                       43        (1)848
Loan expense                                          1,280         1,265
Amortization of intangibles                             387           393
Write-off of CMA intangibles                          3,208            --
Other expenses                                          863           729
                                                    -------       -------
Total other expense                                 $12,290       $ 9,485
                                                    =======       =======
-------------------------------------------------------------------------

(1) Includes a $786 thousand write-down of uncollected assets associated with the check-kiting scheme.

     Other operational expenses increased $2.8 million to $12.3 million for 2000, compared to $9.5 million in 1999. Included in other expenses in 2000 was the $3.2 million write-off of intangibles associated with the dissolution of CMA.

     On a year to year comparison, 2000 to 1999, most of the operating expenses are comparable. Professional services for both 1999 and 2000 were impacted by increased legal expenses associated with suits against the company and increased accounting and auditing fees as a result of increased regulatory supervision. Bank services for 2000, which includes item processing costs and third party ATM charges, increased 31.2% in 2000 to $1.1 million, as a result of the increase in transactions for the new branches and new account charges.

     FDIC insurance premiums increased in 2000 to $0.3 million from $0.2 million as a result of the increased risk classification assessed by the FDIC in the first half of 2000. The Bank's risk classification was adjusted downward again in the second half of 2000, which will increase FDIC insurance premium charges for 2001.

     Director's fees declined 58.5% in 2000, as a result of the elimination of fees paid to the directors for Holding Company meetings and a reduction in the number of directors. Operational losses declined to $43 thousand in 2000, as compared to $0.8 million in 1999. Included in 1999 was a one-time $786 thousand check kiting loss. Amortization of intangibles for 1999 and 2000 primarily represents the normal amortization of goodwill associated with the acquisition of CMA. Because CMA was dissolved in 2000, and all the related goodwill was expensed, the Company will not have amortization of intangibles expense in future periods.

Income Tax Expense

     For 2000, the Company reported $0.8 million of income tax expense as compared to a tax benefit of $2.4 million in 1999. Although the Company realized a $5.1 million pre-tax loss in 2000, under current accounting rules tax benefits cannot be recorded until the Company generates taxable earnings. The Company has $5.0 million of gross tax assets including $2.4 million of deferred tax assets, for which it has established tax valuation reserves of $2.1 million. The tax benefits recorded in 1999 were primarily supported by net operating losses in carry-back periods.

Financial Condition

     Total assets declined $83.0 million, or 18.9%, to $356.0 million at December 31, 2000, compared to $439.0 million at December 31, 1999. Net loans decreased $96.8 million, or 30.2%, to $223.6 million at December 31, 2000, compared to $320.4 million at December 31, 1999. The securities portfolio, including held to maturity and available for sale, decreased $3.5 million, or 4.7%, to $70.8 million at December 31, 2000, compared to $74.3 million at December 31, 1999. The decline in period-end financial assets was a result of the loan and deposit sales to enhance the company's liquidity and capital levels. On average for the year ended December 31, 2000, total assets were $411.6 million, a $50.5 million increase over the prior year $361.1 million average balance. The increase in average assets was due to the growth in average loans primarily attributed to loan originations and loan purchases from the prior year. At December 31, 2000, the Company had $31.5 million of Federal Funds sold. There were no Federal Funds sold for the prior year-end period.

     Period-end deposits declined $37.2 million, or 10.4%, to $320.3 million at December 31, 2000. On average, deposits grew $52.4 million to $314.8 million in 2000, as a result of the 1999 branch expansion and core deposit generation. In December 2000, $48.0 million of deposits were sold in conjunction with the branch sales. In addition, in 2000, the Company reduced higher costing government deposits by $36.8 million. The Company does not have any brokered deposits. Total borrowings declined $43.0 million, from $53.0 million at year-end 1999, to $10.0 million at December 31, 2000. The decline in borrowings reflects the Company's improved liquidity position, resulting from deposit generation and the reduction in the loan and investment portfolios.

     At December 31, 2000, total shareholders' equity declined $0.5 million to $21.3 million. Total equity to total assets as of December 31, 2000 and 1999 was 5.99% and 4.96%, respectively. To bolster the Company's capital ratios, in the first quarter of 2000, the Company consummated a private placement of approximately $4.9 million (net of $0.3 million of offering expenses) of cumulative preferred stock. The preferred stock bears a 10% dividend rate. Under regulatory agreement, the Company is prohibited from declaring or paying dividends on its preferred or common stock. As of December 31, 2000, the Company has accumulated unpaid preferred dividends of $388 thousand. The increase in the Company's capital from the preferred stock offering was offset by operational losses incurred in 2000.

Loan Portfolio

     Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Real estate loans consist of loans secured by commercial or residential property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. The Company originates loans under SBA programs that provide for SBA guarantees of between 75% and 85% of the principal. The guaranteed portion of the SBA loan is generally sold in the secondary market with the non-guaranteed portion held in the portfolio. The loans are primarily to businesses located in New Jersey and its neighboring states. The Company has not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers in Unity's marketplace.

     Average loans increased $40.5 million, or 17.0%, from $237.8 million in 1999 to $278.3 million in 2000. The increase in average loans is due primarily to the growth in the loan portfolio which occurred late in 1999. Period-end loans actually declined $96.4 million, or 30.0%, to $225.1 million at December 31, 2000 compared to $321.5 at December 31, 1999. The decline in the loan portfolio reflects the first quarter loan sale of $36.4 million of adjustable rate mortgages and the third quarter loan sale of $44.8 million home equity loans. As a result of the loan sales and mortgage originations being sold in the secondary market, residential mortgage loans declined $87.6 million, or 49.2%, to $90.6 million as of December 31, 2000, from $178.1 million the prior year end. Residential mortgages are no longer being originated for the portfolio. The Company has established a relationship with First Hallmark Mortgage, and in 2001 will be paid commissions for referred mortgage loans applications. The Company expects to continue to grow the higher yielding commercial and SBA loan portfolios.


10 financial profile - md & a

The following table sets forth the classification of loans by major category for the past five years at December 31:

                              --------------------------------------------------------------------------------------------------
Loans By Type                         2000                  1999                1998                1997              1996
                              --------------------------------------------------------------------------------------------------
                                             % of                 % of                % of                % of              % of
(In thousands)                  Amount      Total     Amount     Total     Amount    Total    Amount     Total   Amount    Total
--------------------------------------------------------------------------------------------------------------------------------
Commercial & industrial       $ 61,427      27.2%   $ 43,523     13.5%   $ 41,546    24.9%   $ 20,368    15.2%  $18,002    18.4%
Real estate
   Commercial mortgages         48,770      21.6%     52,359     16.2%     59,884    35.9%     66,526    49.6%   41,674    42.6%
   Residential mortgages        91,371      40.4%    178,963     55.5%     26,642    16.0%     28,891    21.5%   23,044    23.6%
   Construction                  5,784       2.5%     17,837      5.5%     16,237     9.7%     13,014     9.7%   10,223    10.4%
Consumer                        18,788       8.3%     29,850      9.3%     22,483    13.5%      5,419     4.0%    4,924     5.0%
                              ------------------    -----------------    ----------------    ----------------   ---------------
Total Loans                   $226,140     100.0%   $322,532    100.0%   $166,792   100.0%   $134,218   100.0%  $97,867   100.0%
                              ------------------    -----------------    ----------------    ----------------   ---------------
--------------------------------------------------------------------------------------------------------------------------------

     As the above table depicts, the composition of the loan portfolio has changed significantly in 2000. As of December 31, 2000, 51.3% of the loan portfolio is now housed in commercial loans compared to 35.3% at the prior year end. Total commercial loans, including C&I loan, commercial mortgages, and construction loans were $116.0 million, an increase from the prior year total of $113.7 million. The increase in commercial loans was primarily in the SBA portfolio, which increased $13.3 million, or 79.1%, to $30.2 million from the prior year $16.9 million. Construction loans declined to $5.8 million from $17.8 million the prior year end. The decline in construction loans was attributed to the completion of several projects outstanding at year-end 1999. Residential real estate loans declined $87.6 million as a result of the $81.2 million of loan sales. Approximately $36.5 million of the residential mortgage portfolio, with a borrowing value of $27.6 million, is available to collateralize borrowing from the FHLB of New York. Consumer loans declined $11.1 million to $18.7 million from the prior year primarily as a result of payoffs on indirect auto loans, which declined $8.2 million, to $14.2 million at December 31, 2000.

     There are no concentrations of loans to any borrowers or group of borrowers exceeding 10% of the total loan portfolio. There are no foreign loans in the portfolio. As a preferred SBA lender, the Company does make SBA loans outside of its marketplace. A portion of the SBA loan portfolio is not located in New Jersey.

     The following table shows the maturity distribution of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2000.

Loan Maturities and Floating/Fixed Interest Rates

                                            --------------------------------------------------------------------
(In thousands)                              Within 1 Year      1 - 5 Years       After 5 Years            Total
----------------------------------------------------------------------------------------------------------------
Commercial                                    $ 40,274            $13,625            $ 7,528            $ 61,427
Commercial mortgages                            20,563             17,507             10,700              48,770
Construction loans                               5,740                 44                 --               5,784
Residential mortgages                           10,501              7,218             73,652              91,371
Consumer loans                                   2,175             16,472                141              18,788
                                              --------            -------            -------            --------
Total                                         $ 79,253            $54,866            $92,021            $226,140
                                              ========            =======            =======            ========
                                            --------------------------------------------------------------------
Amount of loans based upon:
Fixed interest rates                                                                                    $ 78,118
Floating or adjustable interest rates                                                                   $148,022
Total                                                                                                   $226,140
                                                                                                        ========
----------------------------------------------------------------------------------------------------------------

Asset Quality

     Inherent in the lending function is the possibility a customer may not perform in accordance with the contractual terms of the loan. A borrower's inability to repay its obligation can create the risk of nonaccrual loans, past due loans, and potential problem loans, which can have a material impact on the Company's results of operations.

     Non-performing loans are loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt, and loans past due 90 days or greater, still accruing interest. Management has evaluated the loans past due 90 days or greater and still accruing interest and determined that they are both well collateralized and in the process of collection. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

     Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures. Due diligence on loans begins upon the origination of a loan with a borrower. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors are analyzed before a loan is submitted for approval. The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm has been used to conduct independent credit reviews.

     The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:

                                           ------------------------------------------------------------------------
(In thousands)                              2000             1999             1998             1997           1996
-------------------------------------------------------------------------------------------------------------------
Non-accrual by category
Commercial                                 $2,064           $  692           $   --           $   --          $ 27
Real estate                                   807              720            2,297              861          $639
Consumer                                       32               --               --               82             3
                                           ------           ------           ------           ------          ----
Total                                      $2,903           $1,412           $2,297           $  943          $669
                                           ------           ------           ------           ------          ----
Past due 90 or more
 and still accruing interest
Commercial                                 $  578           $   --           $  803           $  346          $ 77
Real estate                                   694              159              790              206           156
Consumer                                       --                7                7               --            28
                                           ------           ------           ------           ------          ----
Total                                      $1,272           $  166           $1,600           $  552          $261
                                           ------           ------           ------           ------          ----
Total nonperforming loans                  $4,175           $1,578           $3,897           $1,495          $930
                                           ------           ------           ------           ------          ----
OREO property                              $  142           $1,505               --               --            --
Other asset(1)                                 --               --           $1,131               --            --
Total nonperforming assets                 $4,317           $3,083           $5,028           $1,495          $930
                                           ------           ------           ------           ------          ----
Nonperforming loans to total loans           1.85%            0.49%            2.34%            1.11%         0.95%
                                           ------           ------           ------           ------          ----
Nonperforming assets to total assets         1.21%            0.70%            1.97%            0.70%         0.54%
Allowance for loans losses as a
 percentage of non-performing loans         61.27%          137.71%           46.83%           88.43%         95.27%
-------------------------------------------------------------------------------------------------------------------

(1) reflects the value of an impaired asset associated with an unauthorized overdraft

     Nonaccrual loans increased $1.5 million from $1.4 million at year-end 1999, to $2.9 million at December 31, 2000. The increase in nonaccrual loans is due primarily to increased levels of non-performing commercial accounts. Loans past due 90 days or more and still accruing increased $1.1 million from December 31, 1999 to $1.3 million primarily as a result of loans which have matured pending renewal. These loans do not represent a material risk of default to the Company. Other real estate owned (OREO) properties declined by $1.4 million in 2000, from $1.5 million at year-end 1999, as a result of sales. OREO are carried at the lower of cost or market, less estimated selling costs. Total non-performing assets increased $1.2 million, to $4.3 million at year-end 2000, from $3.1 million the prior year.

     Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial loans were $0.3 million and $0.4 million at December 31, 2000 and 1999, respectively.

Allowance for Loan Losses

     The allowance for loan losses is maintained at a level sufficient to absorb estimated credit losses in the financial statements as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

     Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower's financial condition and changes in market conditions. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies have in the past and may in the future require the Bank to make additional adjustments based on their judgments about information available to them at the time of their examination.

     The allowance for loan losses totaled $2.6 million as of December 31, 2000, compared to $2.2 million the prior year end. The increase in the allowance for the current year is due the current provision for loan losses or $0.7 million exceeding $0.3 million of net charge-offs. Although the loan portfolio declined in 2000, the allowance for loan losses was increased due to a shift in the portfolio from loans secured by residential properties to commercial loans and an increase in non-performing loans. Commercial loans generally have a higher risk of loss than a loan secured by residential real estate.

     The following is a reconciliation summary of the allowance for loan losses for the past five years:

                                             ------------------------------------------------------------------------
(In thousands)                                2000             1999             1998             1997           1996
---------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                 $2,173           $1,825           $1,322           $  886          $562
Charge-offs:
   Commercial and industrial                    278              432               60               10            44
   Real estate                                   19              871              254               55            --
   Consumer                                      75              130               15                3            49
                                             ------           ------           ------           ------          ----
Total Charge-offs                               372            1,433              329               68            93
Recoveries:
   Commercial and industrial                     12               16               --               --            --
   Real estate                                   17                2               23                6            --
   Consumer                                      12               20                5               --            --
                                             ------           ------           ------           ------          ----
Total recoveries                                 41               38               28                6            --
                                             ------           ------           ------           ------          ----
Total net charge-offs                            31            1,395              301               62            93
                                             ------           ------           ------           ------          ----
Provision charged to expense                    716            1,743              804              498           417
                                             ------           ------           ------           ------          ----
Balance of allowance at end of year          $2,558           $2,173           $1,825           $1,322          $886
                                             ------           ------           ------           ------          ----

Net charge-offs to average loans               0.12%            0.59%            0.21%            0.05%         0.12%
Allowance to total loans (1)                   1.17%            0.77%            1.12%            1.01%         0.93%
---------------------------------------------------------------------------------------------------------------------

(1)  Total loans exclude loans held for sale.

     The ratio of allowance to total loans, excluding loans held for sale, increased to 1.17% in 2000 from .77% in 1999, due to the decline in the loan portfolio and the shift in the portfolio mix. At December 31, 1999, the residential mortgage portfolio was $178.1 million as compared to $90.6 million at December 31, 2000. Residential mortgage loans have a general reserve rate of
 .25%. As of December 31, 2000, the commercial and industrial portfolio increased $17.9 million, to $61.3 million. Commercial and


12 financial profile - md & a
industrial loans have general reserve rates of 1.00% to1.25% depending on the product. As a result of the shift in the portfolio from being predominately retail in 1999 to commercial in 2000, the decrease in loans, and the increase in non-performing loans, the level of the allowance to total loans increased. In addition, in 1999 the Company carried a portfolio of purchased loans valued at the amount of undiscounted estimated future cash collections and therefore had no allocated allowance. This portfolio was sold in 2000.

     The following table sets forth, for each of the major lending areas, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31, of each year. The allocated allowance is the total of identified specific and general reserves by loan. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the portfolio.

                             -----------------------------------------------------------------------------------------------------
                                     2000               1999                  1998                1997                 1996
                             -----------------------------------------------------------------------------------------------------
                                           % of                % of                 % of                 % of                 % of
(In thousands)               Amount   All Loans   Amount  All Loans    Amount  All Loans    Amount  All Loans    Amount  All Loans
----------------------------------------------------------------------------------------------------------------------------------
Balance applicable to:
Commercial & industrial      $1,332     27.2%     $  738     13.5%     $  741     24.9%     $  267     15.2%     $  152    18.4%
Real estate:
  Commercial mortgages          641     21.6%        404     16.2%        663     35.9%        555     49.6%        336    42.6%
  Residential mortgages         298     40.4%        461     55.5%         96     16.0%        340     21.5%        247    23.6%
  Construction                   98      2.5%        316      5.5%        160      9.7%        107      9.7%         82    10.4%
Consumer                        189      8.3%        254      9.3%        165     13.5%         53      4.0%         69     5.0%
                             ---------------      ---------------      ---------------      ---------------      --------------
Total                        $2,558    100.0%     $2,173    100.0%     $1,825    100.0%     $1,322    100.0%     $  886   100.0%
                             ---------------      ---------------      ---------------      ---------------      --------------
----------------------------------------------------------------------------------------------------------------------------------

Investment Security Portfolio

     Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Securities held to maturity, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The investment security portfolio is maintained for asset-liability management purposes, an additional source of liquidity, and as an additional source of earnings. The portfolio is comprised of U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies mortgage-backed securities, corporate debt securities and equity securities. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase.

     Average investments increased $6.9 million in 2000, to average $72.4 million. At December 31, 2000, the investment security portfolio totaled $70.8 million, comprised of $37.8 million in securities available for sale and $33.0 million in securities held to maturity. The total investment portfolio declined $3.5 million, or 4.7%, from the prior year balance of $74.3 million. The decline in investment securities primarily represents payments and maturities of investments, reinvested in other financial assets.

     The tax-equivalent yield on the investment portfolios for 2000 was 6.53%, as compared to 6.11% for the prior year. The increase in the yield was a result of paydown and maturities of lower yielding securities and the repricing of floating rate investments in a rising rate environment. Approximately 85% of the investment portfolio has a fixed rate of interest.

     Net gains on sales of securities for 2000 were $3.0 thousand, as compared to $193.0 thousand for the year ended December 31, 1999. As of year-end 2000 and 1999, the total net unrealized loss on the investment portfolios was $1.3 million and $3.3 million, respectively. The improvement in the market value of the portfolio was primarily due to the declining interest rate environment at the end of 2000.

     In the normal course of business, the company accepts government deposits, for which investment securities are required to be held as collateral. As of December 31, 2000, $20.1 million of securities were required to be pledged for these deposits.

Deposits

     Deposits, which include non-interest bearing demand deposits and interest-bearing savings and time deposits, are the primary source of the Company's funds. For the year, the Company realized continued growth in average deposits. This growth was achieved through the expansion of the branch network, emphasis on customer service, competitive rate structures and selective marketing. The Company attempts to establish a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.

     The following are average deposits for each of the last three years.

                               -----------------------------------------------------------------------------
                                         2000                        1999                      1998
                               -----------------------------------------------------------------------------
(In thousands)                   Amount             %       Amount             %       Amount             %
------------------------------------------------------------------------------------------------------------
Average Balance:
High-yield & NOW deposits      $ 95,817          25.6%    $ 87,884          28.1%    $ 36,162          17.5%
Savings deposits                 35,491           9.5%      17,260           5.5%      13,811           6.6%
Money market deposits            20,724           5.5%      18,053           5.8%      18,557           9.0%
Time deposits                   162,736          43.4%     139,187          44.4%      96,969          46.9%
Demand deposits                  59,885          16.0%      50,663          16.2%      41,250          20.0%
                               ----------------------      ---------------------      ---------------------
Total deposits                 $374,653         100.0%    $313,047         100.0%    $206,749         100.0%
                               ----------------------      ---------------------      ---------------------
------------------------------------------------------------------------------------------------------------

     On average, total deposits grew 19.7%, or $61.6 million, for 2000, to average $374.7 million. The increase in average deposits was primarily the result of deposit generation related to the new branch openings in 1999, partially offset by a reduction in higher-costing municipal deposits. As a result of the $48.0 million of deposit sales and the $36.8 million planned reduction of municipal deposits, period end deposits declined 10.4%, or $37.2 million, from the prior year end to $320.3 million at December 31, 2000.

     The following are period-end deposit balances for each of the last three years.

                               -----------------------------------------------------------------------------
                                         2000                        1999                      1998
                               -----------------------------------------------------------------------------
(In thousands)                   Amount             %       Amount             %       Amount             %
------------------------------------------------------------------------------------------------------------
Ending Balance:
High-yield & NOW deposits      $100,121          31.3%    $104,343          29.2%    $ 40,585          17.9%
Savings deposits                 23,223           7.2%      18,448           5.2%      15,098           6.7%
Money market deposits            13,552           4.2%      19,462           5.4%      19,222           8.4%
Time deposits                   130,314          40.7%     150,206          42.0%     101,835          44.9%
Demand deposits                  53,108          16.6%      65,079          18.2%      50,120          22.1%
                               ----------------------      ---------------------      ---------------------
Total deposits                 $320,318         100.0%    $357,538         100.0%    $226,860         100.0%
                               ----------------------      ---------------------      ---------------------
------------------------------------------------------------------------------------------------------------

     Non-interest bearing demand deposits represented 16.6% of total deposits at December 31, 2000, down from 18.2% in 1999. The decline in non-interest bearing deposits can be attributed to the migration of customer balances to interest-bearing accounts. The average cost of interest bearing deposits in 2000 was 4.95% compared to 4.38% for 1999. The increase in the cost of deposits can be attributed to the increase in interest rates and higher costing promotional deposit rates that were offered in late 1999 and early 2000. The increase in the cost of deposits was the primary cause of the decline in the Company's net interest margin in 2000.

Borrowed Funds

     Borrowed funds consist of advances from the Federal Home Loan Bank of New York. These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation. Residential mortgages collateralize the borrowings from the FHLB. As of December 31, 2000, total borrowings were $10.0 million, a decline of $43.0 million from the prior year end. The decline in borrowings was a result of increased liquidity generated from loan sales and deposit generation. At December 31, 2000, the Company had $17.6 million of additional availability at the FHLB. The $10.0 million FHLB borrowing at December 31, 2000 is a ten-year borrowing at a cost of 4.92% and is callable after November 2001.

Asset/Liability Management

     Based on the Company's business, the two largest risks facing the Company are credit risk and market risk. Market risk, for the Company, is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. This risk is managed by the Asset/Liability Committee (ALCO). The principal objectives of the ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk with the Board approved guidelines. The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

     The Company uses various techniques to evaluate risk levels on both a short and long-term basis. One of the monitoring tools is the "gap" ratio. A gap ratio, as a percentage of assets, is calculated to determine the maturity and repricing mismatch between interest rate-sensitive assets and interest rate-sensitive liabilities. A gap is considered positive when the amount of interest rate-sensitive assets repricing exceeds the amount of interest rate-sensitive liabilities repricing in a designated time period. A positive gap should result in higher net interest income with rising interest rates, as the amount of the assets repricing exceed the amount of liabilities repricing. Conversely, a gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest-rate-sensitive assets, and lower rates should result in higher net interest income.

     The following table sets forth the gap ratio at December 31, 2000. Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds. Core deposits, such as demand interest, savings, and money market deposits, are allocated based on their expected repricing in relation to changes in market interest rates.

                                                 ----------------------------------------------------------------------------------
                                                                         More than   More than   More than   More than
                                                            Six months    one year   two years  five years   ten years
                                                 Under six     through     through     through     through     and not
(In thousands)                                      months    one year   two years  five years   ten years   repricing        Total
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Cash & due from banks                            $      --    $     --    $     --    $     --     $    --    $ 13,740     $ 13,740
Fed Funds sold                                      31,500          --          --          --          --          --       31,500
Investment Securities                               16,197       3,710      14,103      20,802       9,026       6,999       70,837
Loans                                               81,972      10,841      16,515     107,829       4,908       4,075      226,140
Other assets                                            --          --          --          --          --      13,786       13,786
                                                 ---------    --------    --------    --------     -------    --------     --------
Total Assets                                     $ 129,669    $ 14,551    $ 30,618    $128,631     $13,934    $ 38,600     $356,003
                                                 ---------    --------    --------    --------     -------    --------     --------
Liabilities and shareholders' equity
Non interest demand                              $      --    $     --    $     --    $     --     $    --    $ 53,108     $ 53,108
Savings and checking                                94,550          --       5,201      30,006       7,139          --      136,896
Time deposits                                       68,285      41,327       6,616      13,824         262          --      130,314
Other debt                                              --          --          --      10,000          --          --       10,000
Other liabilities                                       --          --          --          --          --       4,371        4,371
Shareholders' equity                                    --          --          --          --          --      21,314       21,314
                                                 ---------    --------    --------    --------     -------    --------     --------
Liabilities and shareholders' equity             $ 162,835    $ 41,327    $ 11,817    $ 53,830     $ 7,401    $ 78,793     $356,003
                                                 ---------    --------    --------    --------     -------    --------     --------
Gap                                              $ (33,166)   $(26,776)   $ 18,801    $ 74,801     $ 6,533    $(40,193)          --
Cumulative Gap                                   $ (33,166)   $(59,942)   $(41,141)   $ 33,660     $40,193          --           --
Cumulative Gap to total assets                       -9.3%      -16.8%      -11.6%         9.5%       11.3%        0.0%         0.0%
-----------------------------------------------------------------------------------------------------------------------------------


14 financial profile - md & a

     Repricing of mortgage-related investments are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate. Callable agency securities are shown based upon their option-adjusted spread modified duration date ("OAS"), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to next call date, the maturity date, market volatility, and current rate levels. Fixed rate loans are allocated based on expected amortization.

     At December 31, 2000, there was a six-month liability-sensitive gap of $33.2 million and a one-year liability gap of $59.9 million, as compared to $157.9 million and $168.3 million for the prior year, respectively. The improvement in the liability gap is primarily a result of the reduction in borrowed funds and the increase in Federal funds sold.

     Other models are also used in conjunction with the static gap table, which is not able to capture the risk to changing spread relationships over time, the effects of projected growth in the balance sheet, or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12-24 month time horizon. At December 31, 2000 these simulations show that with a 300 basis point immediate increase in interest rates, net interest income would increase by approximately $.4 million, or 3.3%. An immediate decline of 300 basis points in interest rates would decrease net interest income by approximately $.3 million or 2.9%. These variances in net interest income are within the board-approved guidelines of +/- 7%.

     Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. The Company's variance in the economic value of equity, as a percentage of assets with rate shocks of 200 basis points, is a decline of 1.5% in a rising rate environment and a decline of 0.08% in a falling rate environment. The decline in the EVPE is within board-approved guidelines of +/- 3.00%.

Operating, Investing, and Financing

     Cash and cash equivalents increased $30.1 million to $45.2 million at December 31, 2000 from $15.1 million at December 31, 1999. Net cash used in operating activities decreased $3.8 million, totaling $2.7 million at December 31, 2000 compared to a $6.5 million in 1999. This was primarily due to the $5.9 million loss reduced by the intangible write-off of $3.2 million and a $3.5 million gain on sale of deposits. Net cash provided by investing activities increased $297.4 million to $104.7 million in 2000, compared to cash used by investing activities in 1999 of $192.7 million. This was primarily from loan sales and fewer loan originations in 2000. Net cash used in financing activities increased $253.7 million to $71.8 million for 2000, compared to $181.8 million provided in 1999. This change was attributable to the deposit sale in 2000, the reduction of borrowed funds and the increase in deposits in 1999.

Liquidity

     The Company's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Bank Holding Company

     The principal sources of funds for the Bank Holding Company ("Holding Company") are dividends paid by the Bank. Under regulatory agreement, the Bank is currently restricted from paying dividends to the Holding Company because its tier 1 capital to average assets ratio is less than six percent. The Holding Company is also under agreement with its regulators not to pay dividends on its preferred or common stock. Excluding the payment of dividends to shareholders, the Holding Company only pays expenses that are specifically for the benefit of the Holding Company. Other than its investment in the Bank, the Holding Company does not actively engage in other transactions or business. As a result the annual expenses of the Holding Company are not material. At December 31, 2000 the Holding Company had $0.7 million in cash and $.4 million in marketable securities, valued at fair market value.

Consolidated Bank

     Liquidity is a measure of the ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

     Total deposits and borrowings amounted to $330.3 million, as of December 31, 2000. The Company has augmented its liquidity with $10.0 million in borrowings from the FHLB of New York. At December 31, 2000, $17.6 million was available for additional borrowings from the FHLB of New York. Pledging additional collateral in the form of 1-4 family residential mortgages or investment securities can increase the line with the FHLB. An additional source of liquidity is Federal Funds sold, which were $31.5 million at December 31, 2000 and loans held for sale.

     As of December 31, 2000 deposits included $31.7 million of Government deposits, as compared to $68.5 million the prior year end. These deposits, are generally short in duration, and are very sensitive to price competition. The Company has significantly reduced its reliance on these deposits as a source of funds, and believes the current portfolio of these deposits to be appropriate. Included in the portfolio are $25.9 million of deposits from two municipalities. The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company. At December 31, 2000, the Bank had approximately $42.0 million of loan commitments, which will either expire or be funded, generally within one year.

     Management believes the Company's liquidity profile was significantly enhanced in 2000. This area will be actively monitored in 2001.

Capital

     A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0% and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 4%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process. In connection with the branch expansion the New Jersey Department of Banking and Insurance imposed a tier 1 leverage ratio of 6% for the Bank. Due to losses incurred during 1999, the Company and the Bank failed to meet the total risk-based capital requirement of 8% at both September 30, 1999 and December 31, 1999. Because the Bank failed to satisfy the minimum capital requirements, it was deemed to be "undercapitalized" under the Prompt Corrective Action provisions of the Federal Deposit Insurance Act and the regulations of the FDIC.

     Because the Company and the Bank failed to maintain minimum levels of required capital the Bank and the Company were required to raise additional capital. As a result of the capital deficiency, in the first quarter of 2000, the Bank and the Company entered into Memoranda of Understanding with their primary regulatory agencies. However, due to continued losses through the first two quarters of 2000, and among other reasons, the Bank and Company entered into stipulations and agreements with each of their respective regulators on July 18, 2000. Under these agreements, the Bank and the Company were each required to take a number of affirmative steps including; hiring an outside consulting firm to review the management structures, adopt strategic and capital plans which will increase the Bank's leverage ratio to 6% or above, review and adopt various policies and procedures, adopting programs with regard to the resolution of certain criticized assets, and providing ongoing reporting to the various regulatory agencies with regard to the Bank's and Company's progress in meeting the requirements of the agreements. The agreements require the Bank and Company to establish a compliance committee to oversee the efforts in meeting all requirements of the agreements, and prohibited the Bank from paying a dividend to the Company and the Company from paying dividends on its common or preferred stock, without regulatory approval.

     In accordance with the capital plan submitted to the regulators, during the first quarter of 2000, the Company undertook an offering of shares of a newly created class of preferred stock. The offering was undertaken without registration with the Securities and Exchange Commission to a limited number of sophisticated investors. The preferred stock bears a dividend rate of 10%, and is convertible into shares of the Company's common stock at an assumed value of $7.25 per common share. The Company also has the right to force conversion of its preferred stock into common stock starting in March 2002 at an assumed common stock price of $7.25 per share. The Company obtained $5.2 million in gross proceeds from this offering. The Company issued 103,500 shares of the preferred stock, which are convertible into 713,793 shares of the Company's common stock at a conversion rate of 6.8966 per share. The accounting, legal and consulting costs to issue the preferred stock totaled $0.3 million and were applied against the proceeds. The Holding Company contributed $5.1 million of capital to the Bank in 2000.

     In addition to the issuance of preferred stock, the Company under the capital restoration plan agreed to improve capital by reducing its financial assets. Pursuant to the plan, the Bank sold $36.4 million in adjustable rate one-to-four family mortgages (ARM's) on March 7, 2000. In the third quarter, the Bank entered into agreements to sell the deposits of five of its branches. The transaction closed in December 2000, and the Bank realized a $3.3 million gain on the sale of deposits, including the write-off of certain equipment in the branches. In order to fund the sale of the branches, $44.8 million of home equity loans were sold for a $1.2 million loss in the third quarter.

     As a result of the March 2000 preferred stock offering, the sale of loans and the gains realized on the deposit sales, the Company and the Bank now meet all of the minimum federal capital requirements. The Bank has until December 2001 to achieve the 6% Tier 1 leverage ratio required by the New Jersey Department of Banking and Insurance.


16 financial profile - md & a

     The following table summarizes the Holding Company's risk-based and leverage capital ratios at December 31, 2000 and 1999, as well as the required minimum regulatory capital ratios:

                                       ---------------------------------------------------
                                                                  Adequately       Well
                                                                 Capitalized   Capitalized
Company                                 2000          1999       Requirements   Provisions
------------------------------------------------------------------------------------------
Leverage ratio                          5.50%         4.35%         4.00%         5.00%
Tier 1 risk-based capital ratio         9.61%         6.17%         4.00%         6.00%
Total risk-based capital ratio         10.76%         6.88%         8.00%        10.00%
------------------------------------------------------------------------------------------

     The following table summarizes the Bank's risk based and leveraged capital ratios at December 31, 2000 and 1999, as well as the required minimum regulatory capital ratios.

                                       ---------------------------------------------------
                                                                  Adequately       Well
                                                                 Capitalized   Capitalized
Bank                                    2000          1999       Requirements   Provisions
------------------------------------------------------------------------------------------
Leverage ratio(1)                       5.24%         4.01%         4.00%         5.00%
Tier 1 risk-based capital ratio         9.12%         5.62%         4.00%         6.00%
Total risk-based capital ratio         10.26%         6.33%         8.00%        10.00%
------------------------------------------------------------------------------------------

(1) The New Jersey Department of Banking and Insurance has imposed a ratio of 6%.

     At December 31, 2000, shareholders' equity was $21.3 million, a $0.5 million decline from the prior year end. The reduction in shareholder's equity was a result of the $5.9 million operating loss, somewhat offset by the $4.9 million of proceeds from the preferred stock offering and $0.5 million of unrealized gains on securities available for sale. At December 31, 2000, there were $388 thousand of preferred stock dividends in arrears that have not been declared.

Special Note Regarding Forward-Looking Statements

     This report contains certain "forward-looking statements" as defined under
Section 21E of the Securities Exchange Act of 1934. The Company desires to take advantage of the "safe harbor" provisions of Section 21E and is including this statement for the express purpose of availing itself of the protection of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in Management's Discussion and Analysis and the Shareholders' Message, describe future plans or strategies and may include the Company's expectations of future financial results. The words "believe", "expect", "anticipate", "estimate", "project", and similar expressions identify forward-looking statements. The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market exposure is inherently uncertain. Factors which could effect actual results include but are not limited to i) change in general market interest rates, ii) general economic conditions, both in the United States generally and in the Company's market area, iii) legislative/regulatory changes, iv) monetary and fiscal policies of the U.S. Treasury and the Federal Reserve, v) changes in the quality or composition of the Company's loan and investment portfolios, vi) demand for loan products, vii) deposit flows, viii) competition, and ix) demand for financial services in the Company's markets. These factors should be considered in evaluation the forward-looking statements, and undue reliance should not be placed on such statements.

Independent Auditors' Report
================================================================================

To the Shareholders and Board of Directors of Unity Bancorp, Inc:

     We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                           /s/ KPMG LLP

Short Hills , New Jersey
February 28, 2001


18 financial profile - statements

Consolidated Balance Sheets
    (in thousands, except share amounts)
================================================================================

                                                              -----------------------
December 31,                                                      2000          1999
-------------------------------------------------------------------------------------
Assets
Cash and due from banks                                       $  13,740     $  15,121
Federal funds sold                                               31,500            --
Securities
  Available for sale                                             37,809        40,099
  Held to maturity (fair value of $32,153 and
    $32,270 in 2000 and 1999, respectively)                      33,028        34,250
                                                              ---------     ---------
      Total securities                                           70,837        74,349

Loans held for sale - SBA loans                                   6,741         3,745
Loans held for sale - ARM loans                                      --        36,362
Loans held to maturity                                          219,399       282,425
                                                              ---------     ---------
    Total loans                                                 226,140       322,532
    Less: Allowance for loan losses                               2,558         2,173
                                                              ---------     ---------
      Net loans                                                 223,582       320,359

Premises and equipment, net                                       9,380        12,370
Accrued interest receivable                                       2,836         2,862
Other assets                                                      4,128        13,908
                                                              ---------     ---------
      Total Assets                                            $ 356,003     $ 438,969
                                                              =========     =========

Liabilities and Shareholders' Equity
Liabilities:
  Deposits
    Non-interest-bearing demand deposits                      $  53,108     $  65,079
    Interest bearing demand and savings deposits                136,896       142,253
    Certificates of deposit, under $100,000                      95,112        79,104
    Certificates of deposit, $100,000 and over                   35,202        71,102
                                                              ---------     ---------
          Total Deposits                                        320,318       357,538

Borrowed funds                                                   10,000        53,000
Obligation under capital leases                                   2,899         4,096
Accrued interest payable                                            667         1,199
Accrued expenses and other liabilities                              805         1,344
                                                              ---------     ---------
      Total Liabilities                                         334,689       417,177
Commitments and contingencies
Shareholders' equity
  Preferred stock class A, 10% cumulative and convertible,
    103,500 shares issued and outstanding                         4,929            --
  Common stock, no par value, 7,500,000 shares authorized;
    3,863,568 issued and
    3,706,708 outstanding in 2000; 3,861,568 shares issued
       and 3,704,708 outstanding in 1999                         26,234        26,224
    Treasury stock, at cost, 156,860 shares                      (1,762)       (1,762)
  Retained deficit                                               (7,793)       (1,856)
  Accumulated other comprehensive loss, net of tax benefit         (294)         (814)
                                                              ---------     ---------
        Total Shareholders' Equity                               21,314        21,792
                                                              ---------     ---------
      Total Liabilities and Shareholders' Equity              $ 356,003     $ 438,969
                                                              =========     =========
-------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements

Consolidated Statements of Operations
(in thousands, except share and share amounts)
================================================================================


                                                                                  ---------------------------
For the years ended December 31,                                                      2000            1999
-------------------------------------------------------------------------------------------------------------
Interest income
  Loans                                                                           $    22,132     $    19,067
  Securities                                                                            4,630           4,107
  Federal funds sold                                                                    1,255             514
                                                                                  -----------     -----------
Total interest income                                                                  28,017          23,688

Interest expense
  Deposits                                                                             15,586          11,497
  Borrowings                                                                              736           1,241
                                                                                  -----------     -----------
Total interest expense                                                                 16,322          12,738
                                                                                  -----------     -----------
Net interest income                                                                    11,695          10,950

Provision for loan losses                                                                 716           1,743
                                                                                  -----------     -----------
Net interest income after provision for loan losses                                    10,979           9,207
                                                                                  -----------     -----------
Non-interest Income
  Service charges on deposit accounts                                                   1,174             778
  Gain on sale of loans, net                                                            1,182           3,063
  Net gain on sale of securities                                                            3             193
  Other income                                                                          5,307           1,572
                                                                                  -----------     -----------
  Total non-interest income                                                             7,666           5,606
                                                                                  -----------     -----------
Non-interest Expense
  Salaries and employee benefits                                                        9,198           8,710
  Occupancy expense                                                                     2,230           2,383
  Other operating expenses                                                             12,290           9,485
                                                                                  -----------     -----------
  Total non-interest expenses                                                          23,718          20,578
                                                                                  -----------     -----------
  Loss before provision (benefit) for income taxes                                     (5,073)         (5,765)
                                                                                  -----------     -----------
Provision (benefit) for income taxes                                                      839          (2,387)
                                                                                  -----------     -----------
Net loss                                                                          $    (5,912)    $    (3,378)

Preferred stock dividends - paid and unpaid                                               413              --
                                                                                  -----------     -----------
  Net loss to common shareholders                                                 $    (6,325)    $    (3,378)
                                                                                  ===========     ===========
Loss per common share - basic and diluted                                         $     (1.71)    $     (0.91)
                                                                                  ===========     ===========
Weighted average common shares outstanding - basic and diluted                      3,706,047       3,723,448


The accompanying notes to consolidated financial statements are an integral part of these statements.


20 financial profile - statements

Consolidated Statements of Changes in Shareholders' Equity
     (in thousands, except per share amounts)
================================================================================

                                     ------------------------------------------------------------------------------
                                                                                         Accumulated
                                                                Retained                       Other          Total
For the years ended                    Common    Preferred      Earnings     Treasury  Comprehensive  Shareholders'
December 31, 2000 and 1999              Stock        Stock     (Deficit)        Stock           Loss         Equity
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998           $ 23,146       $   --      $ 4,534      $(1,202)         $(132)       $ 26,346
                                     ========       ======      =======      =======          =====        ========
Comprehensive loss:
Net loss                                   --           --       (3,378)          --             --          (3,378)
Unrealized holding loss on
  securities arising during the
  period, net of tax of $418               --           --           --           --           (682)           (682)
                                     --------       ------      -------      -------          -----        --------
Total comprehensive loss                   --           --           --           --             --          (4,060)
                                     ========       ======      =======      =======          =====        ========
Common Stock - Cash dividend
  $.24 per share                           --           --         (854)          --             --            (854)
Common stock - stock dividend           2,158           --       (2,158)          --             --              --
Issuance of common stock:
   CMA acquisition
          102,459 shares                1,100           --           --           --             --           1,100
   Warrant and Grants
          26,752 shares                  (180)          --           --          423             --             243
  Purchase of treasury stock
          92,700 shares                    --           --           --         (983)            --            (983)
                                     --------       ------      -------      -------          -----        --------
Balance, December 31, 1999           $ 26,224       $   --      $(1,856)     $(1,762)         $(814)       $ 21,792
                                     ========       ======      =======      =======          =====        ========
Comprehensive loss:
Net loss                                   --           --       (5,912)          --             --          (5,912)
Unrealized holding gain on
  securities arising during the
  period, net of tax of $319               --           --           --           --            520             520
                                     --------       ------      -------      -------          -----        --------
Total comprehensive loss                   --           --           --           --             --          (5,392)
                                     ========       ======      =======      =======          =====        ========
Preferred stock dividends paid             --           --          (25)          --             --             (25)
Issuance of common stock
     2,000 shares                          10           --           --           --             --              10
Issuance of preferred stock                --        4,929           --           --             --           4,929
                                     --------       ------      -------      -------          -----        --------
Balance, December 31, 2000           $ 26,234       $4,929      $(7,793)     $(1,762)         $(294)       $ 21,314
                                     ========       ======      =======      =======          =====        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
(in thousands)
================================================================================

                                                                          --------------------------
For the years ended December 31,                                               2000            1999
----------------------------------------------------------------------------------------------------
Operating Activities:
  Net loss                                                                $  (5,912)      $  (3,378)
  Adjustments to reconcile net loss to net
    cash used in operating activities
      Write-off of intangibles                                                3,208              --
      Provision for loan losses                                                 716           1,743
      Depreciation, amortization and accretion, net                           1,639           1,590
      Deferred tax provision                                                    839             496
      Net gain on sale of securities                                             (3)           (193)
      Gain on sale of loans                                                  (1,182)         (3,063)
      Gain on sale of deposits                                               (3,477)             --
      Stock grants                                                               10             286
      Loss on sale of premises and equipment                                    205              --
      Net loss on sale of other real estate owned                               112              --
      Decrease (increase) in accrued interest receivable
          and other assets                                                    2,192          (5,451)
      (Decrease) increase in accrued interest payable,
          accrued expenses and other liabilities                             (1,071)          1,441
                                                                          ---------       ---------
        Net cash used in operating activities                                (2,724)         (6,529)
                                                                          ---------       ---------
Investing Activities:
  Purchases of securities held to maturity                                       --         (17,494)
  Purchases of securities available for sale                                   (145)        (39,596)
  Maturities and principal payments on securities held to maturity            1,222           2,683
  Maturities and principal payments on securities available for sale          2,449           5,175
  Proceeds from sale of securities available for sale                           509          14,899
  Purchases of loans                                                             --         (56,070)
  Sale of loans                                                             112,944          27,343
  Net increase in loans                                                     (15,701)       (126,523)
  Redemption of bank owned life insurance                                     2,203           3,895
  Capital expenditures                                                         (825)         (5,291)
  CMA acquisition                                                                --          (1,700)
  Proceeds from sale of OREO property                                         1,251              --
  Proceeds from sale of premises and equipment                                  775              --
                                                                          ---------       ---------
        Net cash provided by (used in) investing activities                 104,682        (192,679)
                                                                          ---------       ---------
Financing Activities:
  Increase in deposits                                                       10,821         130,678
  Sale of deposits                                                          (44,564)             --
  (Decrease) increase in borrowings                                         (43,000)         53,000
  Proceeds from issuance of preferred stock, net                              4,929              --
  Treasury stock purchases                                                       --            (983)
  Cash dividends on preferred stock                                             (25)             --
  Cash dividends on common stock                                                 --            (854)
                                                                          ---------       ---------
        Net cash (used in) provided by financing activities                 (71,839)        181,841
                                                                          ---------       ---------
Increase (decrease) in cash and cash equivalents                             30,119         (17,367)
Cash and cash equivalents at beginning of year                               15,121          32,488
                                                                          ---------       ---------
Cash and cash equivalents at end of year                                  $  45,240       $  15,121
                                                                          =========       =========
Supplemental Disclosures:
  Cash paid:
    Interest paid                                                         $  16,854       $  11,947
    Net income taxes (received) paid                                           (143)            775
  Non-cash investing activities:
    Transfer to other real estate owned from loans                              299             759
---------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


22 financial profile - statements

Notes to Consolidated Financial Statements
================================================================================

1. Summary of Significant Accounting Policies

Overview

     The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, Unity Bank (the "Bank", or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     The Parent Company is a bank holding company incorporated in Delaware under the Bank Holding Company Act of 1956, as amended. The Bank was granted a charter by the New Jersey Department of Banking and Insurance and commenced operations on September 13, 1991. The Bank provides a full range of commercial and retail banking services through 12 branch offices located in Hunterdon, Somerset, Middlesex, and Union counties in New Jersey. These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration and other commercial credits, as well as personal investment advisory services through the Bank's wholly-owned subsidiary, Unity Financial Services, Inc. Unity Investment Services, Inc. is also a wholly-owned subsidiary of the Bank, used to hold part of the Bank's investment portfolio. In the fourth quarter of 2000, the Bank discontinued the operations of Certified Mortgage Associates, Inc ("CMA"), which it had acquired in the first quarter of 1999 and accounted for under the purchase method of accounting.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax assets, the carrying of loans held for sale and other real estate owned, and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

Reclassifications

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold.

Securities

     The Company classifies its securities into two categories, held to maturity and available for sale. Securities are classified as securities held to maturity based on management's intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts using a method that approximates a level yield. Securities not classified as securities held to maturity are classified as securities available for sale and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, or for asset/liability management purposes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of operations on the date of sale.

Loans Held To Maturity and Loans Held For Sale

     Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and net deferred loan origination fees and costs. Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment of the loan yield.

     Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, interest accruals are discontinued and all past due interest previously recognized as income is reversed and charged against current period earnings. Loans are returned to an accrual status when collectibility is reasonably assured and when the loan is brought current as to principal and interest.

     The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company has defined impaired loans to be all non-accrual loans. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

     Loans held for sale are SBA loans, and for 1999, certain ARM loans, and are reflected at the lower of aggregate cost or market value.

     The Company originates loans to customers under a SBA program that generally provides for SBA guarantees of 75% to 85% of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing. The non-guaranteed portion is generally held in the portfolio.

     Serviced loans sold to others are not included in the accompanying consolidated balance sheets. Income and fees collected for loan servicing are credited to non-interest income when earned.

Allowance for Loan Losses

     The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date. The allowance is increased by provisions charged to expense and is reduced by net charge-offs. The level of the allowance is based on management's evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company's market area.

                                                    financial profile - notes 23

     Credit reviews of the loan portfolio, designed to identify potential charges to the allowance are made during the year by management. A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses. These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, ranging from one to twenty years. Capitalized leases on certain branches are included in premises and equipment and are amortized over the lease life.

Other Real Estate Owned

     Other real estate owned is recorded at the fair value less estimated selling costs (net realizable value "NRV") at the date of acquisition, with a charge to the allowance for loan losses for any excess over NRV. Subsequently, other real estate owned is carried at the lower of cost or NRV, as determined by current appraisals. Certain costs incurred in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

Amortization of Intangible Assets

     The Company recorded $3.9 million of intangible assets, associated with the 1999 acquisition of Certified Mortgage Associates, Inc., (CMA). In 2000, CMA's operations were discontinued and as a result, the intangible asset, net of accumulated amortization, was written-off. As of December 31,2000, the Company has no intangible assets.

Income Taxes

     The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Valuation reserves are established against certain deferred tax assets when the collectibility of the deferred tax assets cannot be reasonably assured. Increases or decreases in the valuation reserve are charged or credited to income tax provision (benefit).

Loss Per Common Share

     Basic loss per common share is computed by dividing the net loss to common shareholders for the period by the weighted average number of common shares outstanding for the period. Diluted loss per common share is computed by dividing net loss to common shareholders for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, under the treasury stock method. In periods where there is a net loss, diluted loss per common share equals basic loss per common share as inclusion of options and warrants outstanding would cause an anti-dilutive effect.

     The conversion of the 10% cumulative preferred stock into common stock will be considered dilutive and included in the calculation of diluted earnings per share under the treasury stock when the Company's quarterly basic earnings per share are in excess of $0.18.

Comprehensive Loss

     Comprehensive loss consists of net loss for the current period and the change in unrealized (loss) gain on securities available for sale, net of tax, that was reported as a component of shareholders' equity.

Recent Accounting Pronouncements

     In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". The interpretation clarifies certain issues with respect to the application of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB Opinion No. 25). The interpretation results in a number of changes in the application of APB Opinion No. 25 including the accounting for modifications to equity awards as well as extending APB Opinion No. 25 accounting treatment to options granted to outside directors for their services as directors. The provisions of the interpretation were effective July 1, 2000 and apply prospectively, except for certain modifications to equity awards made after December 15, 1998. The initial adoption of the interpretation did not have a significant impact on the Company's financial statements.

     In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to FASB Statement No. 133". Statement No. 138 amends certain aspects of Statement No. 133 to simplify the accounting for derivatives and hedges under Statement No. 133. Statement No 138 is effective upon the company's adoption of Statement No. 133 (January 1, 2001). The initial adoption of Statements No. 133 and 138 did not have a material impact on the Company's financial statements.

     In September 2000, the FASB issued SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125)." SFAS No. 140 supersedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans and securities; factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations; and extinguishment of liabilities. While most of the provisions of SFAS No.140 are effective for transactions entered into after March 31, 2001, companies with fiscal year ends that hold beneficial interest from previous securizations will be required to make additional disclosures in their December 31, 2000 financial statements. The initial adoption of SFAS No. 140 is not expected to have a material impact on the Company's financial statements.


24 financial profile - notes

2.   Securities

     Information on the Company's securities portfolio at December 31, 2000 and 1999 is as follows:

                                          ------------------------------------------------------------------------------------------
                                                                2000                                       1999
                                          ------------------------------------------------------------------------------------------
                                                          Gross       Gross  Estimated                  Gross       Gross  Estimated
                                          Amortized  Unrealized  Unrealized       Fair  Amortized  Unrealized  Unrealized       Fair
(In thousands)                                 Cost       Gains      Losses      Value       Cost       Gains      Losses      Value
------------------------------------------------------------------------------------------------------------------------------------
Available for sale
US Treasury                                 $ 7,097         $--      $ (22)    $ 7,075    $ 6,988         $--    $   (91)    $ 6,897
US Government Agencies                        9,067          24        (39)      9,052      9,742          --       (260)      9,482
Mortgage-backed                              17,912           5       (275)     17,642     19,808          --       (718)     19,090
States & political                               --          --         --          --        655           2         --         657
Federal Home Loan Bank stock                  2,720          --         --       2,720      2,675          --         --       2,675
Corporate debt                                  964          --        (56)        908        964          --        (42)        922
Equity                                          523          --       (111)        412        580          --       (204)        376
                                          --------------------------------------------  --------------------------------------------
    Total securities available for sale     $38,283         $29      $(503)    $37,809    $41,412         $ 2    $(1,315)    $40,099
                                          ============================================  ============================================
Held to maturity
US Government Agencies                      $20,246         $--      $(620)    $19,626    $20,245         $--    $(1,128)    $19,117
Mortgage-backed                              12,782          --       (255)     12,527     14,005          --       (852)     13,153
                                          --------------------------------------------  --------------------------------------------
    Total securities held to maturity       $33,028         $--      $(875)    $32,153    $34,250         $--    $(1,980)    $32,270
                                          ============================================  ============================================
------------------------------------------------------------------------------------------------------------------------------------

     The table below provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2000, is primarily distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls. The total weighted average yield excludes equity securities.

                                    --------------------------------------------------------------------------------------------
                                         Within        After One Year    After Five Years         After               Total
                                        One Year     Through Five Years Through Ten Years      Ten Years            Carrying
                                    --------------------------------------------------------------------------------------------
(In thousands)                       Amount  Yield      Amount  Yield     Amount  Yield       Amount  Yield       Amount   Yield
--------------------------------------------------------------------------------------------------------------------------------
Available for Sale at Fair Value:
US Government and
    Federal agencies                $ 9,151  5.35%     $   998  6.75%     $ 4,845  6.48%     $ 1,133   7.37%     $16,127   5.92%
Other Securities
    Mortgage-backed                      --    --           --    --          937  5.80%      16,705   6.54%      17,642   6.50%
    Other Debt                           --    --           --    --           --    --          908   7.59%         908   7.59%
    Equities, net                       412    --        2,720    --           --    --           --     --        3,132     --
                                    --------------     --------------     --------------     ---------------     ---------------
    Total Other                         412    --        2,720    --          937  5.80%      17,613   6.60%      21,682   6.56%
                                    --------------     --------------     --------------     ---------------     ---------------
                                    $ 9,563  5.35%     $ 3,718  6.75%     $ 5,782  6.37%     $18,746   6.64%     $37,809   6.26%
                                    ==============     ==============     ==============     ===============     ===============
Held to Maturity at Cost:
US Government and
    Federal agencies                $ 2,000  5.51%     $12,500  5.70%     $ 4,246  5.07%     $ 1,500   7.39%     $20,246   5.68%
    Mortgage-backed                      --    --           --    --          352  5.99%      12,430   6.41%      12,782   6.40%
                                    --------------     --------------     --------------     ---------------     ---------------
                                    $ 2,000  5.51%     $12,500  5.70%     $ 4,598  5.14%     $13,930   6.51%     $33,028   5.96%
                                    ==============     ==============     ==============     ===============     ===============
--------------------------------------------------------------------------------------------------------------------------------

     For 2000, gross security gains and losses were $4,600 and ($2,100) respectively and for 1999, gross security gains and losses were $287,000 and ($94,000), respectively. Securities with carrying values aggregating $30,737,000 were pledged to secure public deposits.

3.   Loans

     Loans outstanding by classification as of December 31, 2000 and 1999 are as follows:

                                                    ----------------------------
(In thousands)                                          2000                1999
--------------------------------------------------------------------------------
Commercial & industrial                             $ 61,427            $ 43,523
Loans secured by real estate:
  Commercial mortgages                                48,770              52,359
  Residential mortgages                               91,371             178,963
  Construction                                         5,784              17,837
Consumer                                              18,788              29,850
                                                    --------            --------
Total loans                                         $226,140            $322,532
                                                    ========            ========
--------------------------------------------------------------------------------

     SBA loans held for sale, totaling $6.7 million and $3.7 million at December 31, 2000 and 1999, respectively, are included in the commercial and industrial totals. ARM loans held for sale, totaling $36.4 million at December 31, 1999 are included in residential properties. There were no ARM loans held for sale at December 31, 2000.

     SBA loans sold to others and serviced by Unity are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $86,544,000 and $65,712,000 at December 31, 2000 and 1999, respectively.

     As of December 31, 2000 and 1999, the Bank's recorded investment in impaired loans, defined as nonaccrual loans, was $2,903,000 and $1,412,000, respectively, and the related valuation allowance was $417,000 and $219,000, respectively. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets. Interest income that would have been recorded had these impaired loans performed under the original contract terms was $313,000 in 2000 as compared to $206,000 in 1999. Average impaired loans for 2000 and 1999 were $2,326,000 and $1,472,000 respectively. At December 31, 2000,
$1,272,000 of loans were past due greater than 90 days but still accruing interest as compared to $166,000 at December 31, 1999. Management has evaluated these loans and determined that they are both well collateralized and in the process of collection.

     The majority of the Company's loans are secured by real estate, a portion of which are located outside of New Jersey.

     In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)
--------------------------------------------------------------------------------
Loans to officers, directors or their associates at December 31, 1999   $ 3,893
New loans                                                                 1,441
Reductions through resignations                                            (743)
Repayments                                                               (2,590)
                                                                        -------
Loans to officers, directors or their associates at December 31, 2000   $ 2,001
                                                                        =======
--------------------------------------------------------------------------------

4.   Allowance for Loan Losses

     The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

     An analysis of the change in the allowance for loan losses during 2000 and 1999 is as follows:
                                                       -------------------------
(In thousands)                                            2000             1999
--------------------------------------------------------------------------------
Balance at beginning of year                           $ 2,173          $ 1,825
Provision charged to expense                               716            1,743
Loans charged-off                                         (372)          (1,433)
Recoveries on loans previously charged-off                  41               38
                                                       -------          -------
Balance at end of year                                 $ 2,558          $ 2,173
                                                       =======          =======
--------------------------------------------------------------------------------

5.   Premises and Equipment

     The detail of premises and equipment as of December 31, 2000 and 1999 is as follows:

                                                    ----------------------------
(In thousands)                                         2000               1999
--------------------------------------------------------------------------------
Land and buildings                                  $  2,793           $  2,780
Capital leases                                         2,714              3,971
Furniture, fixtures and equipment                      5,079              6,036
Leasehold improvements                                 2,119              2,321
                                                    --------           --------
      Gross premises and equipment                    12,705             15,108
                                                    --------           --------
Less: Accumulated depreciation                        (3,325)            (2,738)
                                                    --------           --------
      Net premises and equipment                    $  9,380           $ 12,370
                                                    ========           ========
--------------------------------------------------------------------------------

     The Company has four capital lease locations that are sublet or assigned to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. Depreciation of premises and equipment totaled $1,251,000 and $956,000 in 2000 and 1999, respectively.

6.   Other Assets

     The detail of other assets as of December 31, 2000 and 1999 are as follows:

                                                         -----------------------
(In thousands)                                             2000             1999
--------------------------------------------------------------------------------
Intangibles                                              $   --          $ 3,595
Income taxes receivable                                   2,591            2,489
Net deferred tax asset                                      276            1,431
Prepaid expenses                                            589              704
Cash surrender value of life insurance                       --            2,203
Other real estate owned                                     142            1,505
Other assets                                                530            1,981
                                                         ------          -------
      Total other assets                                 $4,128          $13,908
                                                         ======          =======
--------------------------------------------------------------------------------

     On December 30, 1998, the Company purchased life insurance policies on its key directors and executive officers. In 1999, all policies, except one, were canceled. This policy was canceled in 2000.

     In 2000, the Company wrote off approximately $3.2 million of goodwill intangible recognized in the 1999 acquisition of CMA.

7.   Deposits

     The maturity distribution of time deposits for December 31, 2000 is as follows:

                            ---------------------------------------------------------------
                             Within        1 to 2        2 to 3        3 to 4          Over
(In thousands)               1 year         years         years         years       4 years
-------------------------------------------------------------------------------------------
At December 31, 2000
$100,000 or more            $32,387        $1,127        $1,482        $  206        $ --
Less than $100,000          $77,227        $5,490        $5,485        $6,506        $404
-------------------------------------------------------------------------------------------


26 financial profile - notes

8.   Borrowings

     The following table is the period-end and average balance of FHLB borrowings for the last two years with resultant rates:

                            ----------------------------------------------------
                                    2000                     1999
--------------------------------------------------------------------------------
(In thousands)               Amount    Rate            Amount      Rate
At December 31,             $10,000    4.92%          $53,000      5.66%
Year-to-date average        $ 8,289    6.16%          $16,971      5.59%
--------------------------------------------------------------------------------

     The ten year borrowings at December 31, 2000 are callable after November 2001.

9.   Commitments and Contingencies

Facility Lease Obligations

     The Company operates twelve branches, five branches under operating leases, including its headquarters, four branches under capital leases and three branches are owned. In addition, the Company has long term leases on four other locations, which are sublet to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases contractual expiration range between the years 2006 and 2014. The following schedule summarizes the contractual rent payments for the future years.

                       ---------------------------------------------------------
                       Operating         Capital            Rent
                           Lease           Lease            From            Net
                          Rental          Rental          Sublet           Rent
(In thousands)          Payments        Payments       Locations     Obligation
--------------------------------------------------------------------------------
2001                        $632          $  739          $  347         $1,024
2002                         645             758             358          1,045
2003                         626             775             368          1,033
2004                         584             802             379          1,007
2005                         560             821             390            991
Thereafter                    87           2,371           1,244          1,214
--------------------------------------------------------------------------------

     Total rent expense, including the payments made under capital leases, totalled $915,000 and $1,290,000 for 2000 and 1999, respectively.

Litigation

     The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. The Company does not believe that any existing legal claims or proceedings will have a material impact on the Company's financial position, although they could have a material impact on the Company's reults of operations.

     On August 14, 2000, Robert J. Van Volkenburgh resigned from his positions of Chairman of the Board and Cheif Executive Officer of the Company. In February 2001, Mr. Van Volkenburgh filed a complaint in the Superior Court of New Jersey alleging breach of two agreements. The Company intends to vigorously defend itself from any claims for payment under the agreements. Counsel has advised the Company it has strong defenses to any such claims by Mr. Van Volkenburgh and he is not likely to succeed in this regard.

Commitments to Borrowers

     Commitments to extend credit are legally binding loan commitments with set expiration dates. They are to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance approximately $42,193,000 to its borrowers as of December 31, 2000, as compared to $65,013,000 at December 31, 1999. At December 31, 2000, $13,580,000 of these commitments expire after one year, as compared to $8,213,000 a year earlier.

10.  Shareholders' Equity

     In April 1998, the Company declared a 3 for 2 stock split and a 5% stock dividend was declared on November 23, 1998, for shareholders of record on December 21, 1998 payable January 8, 1999. All share and per share information for all periods presented in these financial statements has been adjusted to give effect to the stock dividends and the stock splits.

     On March 13, 2000, the Company completed an offering of shares of a newly created class of preferred stock. The offering was undertaken without registration with the Securities and Exchange Commission to a limited number of sophisticated investors. The preferred stock bears a cumulative dividend rate of 10%, and is convertible into shares of the Company's common stock at an assumed value of $7.25 per common share. The Company also has rights to force conversion of its preferred stock into common stock starting in March 2002 at an assumed common stock price of $7.25 per share. The Company obtained $5.2 million in proceeds from this offering. The Company issued 103,500 shares of the preferred stock, which are convertible into 713,793 shares of the Company's common stock at a conversion rate of 6.8966 common. The accounting, legal and consulting costs to issue the preferred stock totaled $0.3 million and were applied against the proceeds.

     The Company is prohibited under regulatory order, from paying dividends to its shareholders, and the Bank is prohibited from paying a dividend to the Company. At December 31, 2000, there were $388 thousand of preferred stock dividends in arrears that have not been declared.

11.  Other Income

     The other income components for the years ended December 31, 2000 and 1999 are as follows:

                                                            --------------------
(In thousands)                                                2000          1999
--------------------------------------------------------------------------------
SBA Fees                                                    $  785        $  671
Loan Fees                                                      355           394
Income from cash surrender value of life insurance             108           248
Non-deposit account transaction charges                        225           144
Gain on sale of deposits                                     3,477            --
Other income                                                   357           115
                                                            ------        ------
Total other income                                          $5,307        $1,572
                                                            ======        ======
--------------------------------------------------------------------------------

12.  Other Operating Expenses

     The other operating expense components for the years ended December 31, 2000 and 1999 are as follows:

                                                         -----------------------
(In thousands)                                              2000            1999
--------------------------------------------------------------------------------
Professional services                                    $ 1,471          $1,386
Office expense                                             1,885           1,986
Advertising expense                                          815             881
Communication expense                                        877             767
Bank services                                              1,052             802
FDIC Insurance                                               311             192
Director Fees                                                 98             236
Non-loan losses*                                              43             848
Loan processing and collection expense                     1,280           1,265
Amortization of intangibles                                  387             393
Write-off of intangibles                                   3,208              --
Other expense                                                863             729
                                                         -------          ------
Total other operating expenses                           $12,290          $9,485
                                                         =======          ======
--------------------------------------------------------------------------------

     * 1999 includes a $786 thousand write-down of uncollected assets associated with a check-kiting scheme.

13.  Income Taxes

     The components of the provision (benefit) for income taxes are as follows:

                                                        ------------------------
(In thousands)                                             2000            1999
--------------------------------------------------------------------------------
Federal - Current (benefit) provision                   $   (24)        $(2,239)
        - Deferred (benefit) provision                     (936)            496
                                                        -------         -------
Total Federal (benefit) provision                       $  (960)        $(1,743)
                                                        -------         -------
State - Current (benefit) provision                          25            (644)
      - Deferred (benefit) provision                       (316)             --
                                                        -------         -------
Total State (benefit) provision                         $  (291)        $  (644)
Valuation allowance                                       2,090              --
                                                        -------         -------
  Total (benefit) provision for income taxes            $   839         $(2,387)
                                                        =======         =======
--------------------------------------------------------------------------------

     A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

                                                        ------------------------
(In thousands)                                             2000            1999
--------------------------------------------------------------------------------
Federal income taxes at statutory rate                  $(1,725)        $(1,960)
State income taxes, net of Federal
  income tax effect                                          95            (425)
Other                                                       379              (2)
Valuation allowance                                       2,090              --
                                                        -------         -------
Provision (benefit) for income taxes                    $   839         $(2,387)
                                                        =======         =======
--------------------------------------------------------------------------------

     Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 2000 and 1999 are as follows:

                                                        ------------------------
(In thousands)                                             2000            1999
--------------------------------------------------------------------------------
Federal alternative minimum tax credit                  $    70         $    --
Allowance for loan losses                                   818             550
Unrealized loss on securities available for sale            180             499
Deferred loan costs                                        (370)           (591)
Operating loss carry-forwards                             1,606             576
Mark to market valuation - loans held for sale               --             461
Other, net                                                   62             (64)
                                                        -------         -------
Net deferred tax asset                                  $ 2,366         $ 1,431
Less: valuation allowance                                (2,090)             --
                                                        -------         -------
Net deferred tax asset                                  $   276         $ 1,431
                                                        =======         =======
--------------------------------------------------------------------------------

     The Company computes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets may not be realized. The Company has provided a valuation allowance of $2.1 million which reduced the deferred tax asset to $276,000.

     At December 31, 2000, the Company has available for federal and state tax purposes, pre-tax net operating loss carryforwards of approximately $2.5 million and $13.0 million, respectfully. Utilization of such net operating losses may be significantly curtailed if a significant change of ownership occurs.

14.  Loss Per Common Share

     The following is a reconciliation of the calculation of basic and dilutive loss per common share. All share amounts have been restated to include the effect of a 5% stock dividend paid on January 8, 1999.

                                                   -----------------------------
(In thousands, except share data)                         2000             1999
--------------------------------------------------------------------------------
Net loss                                           $    (5,912)     $    (3,378)
Less: Paid and unpaid preferred stock dividends            413               --
Net loss to common shareholders                    $    (6,325)     $    (3,378)
                                                   -----------      -----------
Weighted average common shares outstanding           3,706,047        3,723,448
Plus: Potential dilutive common stock                       --               --
                                                   -----------      -----------
Diluted average common shares outstanding            3,706,047        3,723,448
                                                   -----------      -----------
Net loss per common share - basic and diluted      $     (1.71)     $     (0.91)
                                                   ===========      ===========
--------------------------------------------------------------------------------

15   Regulatory Matters

     A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0% and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 4%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

     In connection with the Bank's branch expansion the New Jersey Department of Banking and Insurance imposed a tier leverage ratio of 6% for the Bank. Due to losses incurred during 1999, the Company and the Bank failed to meet the total risk-based capital requirement of 8% at both September 30, 1999 and December 31, 1999. Because the Bank failed to satisfy the minimum capital requirements, it was deemed to be "undercapitalized" under the Prompt Corrective Action provisions of the Federal Deposit Insurance Act and the regulations of the FDIC.

     Because the Company and the Bank failed to maintain minimum levels of required capital the Bank and the Company were required to raise additional capital. As a result of the capital deficiency, in the first quarter of 2000, the Bank and the Company entered into Memoranda of Understanding with their primary regulatory agencies. However, due to continued losses through the first two quarters of 2000, and among other reasons, the Bank and Company entered into stipulations and agreements with each of their respective regulators on July 18, 2000. Under these agreements, the Bank and the Company were each required to take a number of affirmative steps including; hiring an outside consulting firm to review the management structures, adopt strategic and capital plans which will increase the Bank's leverage ratio to 6% or above, review and adopt various policies and procedures, adopting programs with regard to the resolution of certain criticized assets, and providing ongoing reporting to the various regulatory agencies with regard to the Bank's and Company's progress in meeting the requirements of the agreements. The agreements require the Bank and Company to establish a compliance committee to oversee the efforts in meeting all requirements of the agreements, and prohibited the Bank from paying a dividend to the Company and the Company from paying dividends on its common or preferred stock, without regulatory approval.


financial profile - notes 28

     In accordance with the capital plan submitted to the regulators, during the first quarter of 2000, the Company undertook an offering of shares of a newly created class of preferred stock. The offering was undertaken without registration with the Securities and Exchange Commission to a limited number of sophisticated investors. The preferred stock bears a dividend rate of 10%, and is convertible into shares of the Company's common stock at an assumed value of $7.25 per common share. The Company obtained $5.2 million in gross proceeds from this offering. The accounting, legal and consulting costs to issue the preferred stock totaled $.3 million and were applied against the proceeds. The Holding Company contributed $5.1 million of capital to the Bank in 2000.

     In addition to the issuance of preferred stock, the Company under the capital restoration plan agreed to improve capital by reducing its financial assets. Pursuant to the plan, the Bank sold $36.4 million in adjustable rate one-to-four family mortgages (ARM's) on March 7, 2000. In the third quarter, the Bank entered into agreements to sell the deposits of five of its branches. The transaction closed in December 2000, and the Bank realized a $3.5 million gain on the sale of deposits, including the write-off of certain equipment in the branches. In order to fund the sale of the branches, $44.8 million of home equity loans were sold.

     As a result of the preferred stock offering and the reduction of assets through both loan sales and the sale of deposits and branches, both the Company and the Bank meet the minimum federal capital adequacy requirements at December 31, 2000. The Bank has until December 2001 to acheive the 6% Tier 1 leverage ratio required by the New Jersey Department of Banking and Insurance.

     The Company's actual capital amounts and ratios are presented in the following table.

                                     ---------------------------------------------------------------------
                                                                                   To Be Well Capitalized
                                                               For Capital         Under Prompt Corrective
                                            Actual           Adequacy Purposes        Action Provisions
(In thousands)                         Amount     Ratio       Amount    Ratio         Amount     Ratio
----------------------------------------------------------------------------------------------------------
As of December 31, 2000
Leverage ratio                         $21,539     5.50%   >= $15,670    4.00%     >= $19,588    5.00%
Tier I risk-based ratio                $21,539     9.61%   >= $ 8,961    4.00%     >= $13,442    6.00%
Total risk-based capital ratio         $24,097    10.76%   >= $17,922    8.00%     >= $22,403   10.00%

As of December 31, 1999
Leverage ratio                         $18,883     4.35%   >= $17,348    4.00%      < $21,685    5.00%
Tier I risk-based ratio                $18,883     6.17%   >= $12,241    4.00%     >= $18,361    6.00%
Total risk-based capital ratio         $21,056     6.88%    < $24,481    8.00%      < $30,602   10.00%
----------------------------------------------------------------------------------------------------------

     The Bank's actual capital amounts and ratios are presented in the following table.

                                     ---------------------------------------------------------------------
                                                                                   To Be Well Capitalized
                                                               For Capital         Under Prompt Corrective
                                            Actual           Adequacy Purposes        Action Provisions
(In thousands)                         Amount     Ratio       Amount    Ratio         Amount     Ratio
----------------------------------------------------------------------------------------------------------
As of December 31, 2000
Leverage ratio                         $20,394     5.24%   >= $15,579    4.00%     >= $19,474    5.00%
Tier I risk-based ratio                $20,394     9.12%   >= $ 8,946    4.00%     >= $13,419    6.00%
Total risk-based capital ratio         $22,952    10.26%   >= $17,892    8.00%     >= $22,365   10.00%

As of December 31, 1999
Leverage ratio                         $17,215     4.01%   >= $17,181    4.00%      < $21,476    5.00%
Tier I risk-based ratio                $17,215     5.62%   >= $12,260    4.00%      < $18,390    6.00%
Total risk-based capital ratio         $19,388     6.33%    < $24,520    8.00%      < $30,651   10.00%
----------------------------------------------------------------------------------------------------------

16.  Employee Benefit Plans

     The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 15% of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $42,000 and $39,000 to the Plan in 2000 and 1999, respectively.

     The Bank does not currently provide any post retirement or post employment benefits to its employees other than the 401(k) plan.

     The Company has five stock option Plans. These Plans allow the Board of Directors to grant options to officers, employees and members of the Board. Option prices are determined by the Board, provided however, that the option price may not be less than 85% of the fair market value of the shares at the date of the grant. The period during which the option is vested varies, but no option may be exercised after 10 years from the date of the grant. As of December 31, 2000, 811,876 shares have been reserved for issuance under the Plans, 363,655 shares have been issued, leaving 448,221 shares available.

     Transactions under these five stock option plans are summarized as follows:

                                        ----------------------------------------
                                                                       Weighted
                                        Number            Exercise      Average
                                            of           Price Per     Exercise
                                        Shares               Share        Price
--------------------------------------------------------------------------------
Outstanding, December 31, 1998         422,110     $ 6.17 - $15.24      $ 10.38
                                      --------
  Options granted                      143,100       9.88 -  13.50        11.21
  Options exercised                         --                  --           --
  Options expired                      (36,990)      9.88 -  15.24        10.95
                                      --------
Outstanding, December 31, 1999         528,220     $ 6.17 - $13.69      $ 10.57
                                      --------
  Options granted                       88,500         2.81 - 8.00         6.31
  Options exercised                         --                  --           --
  Options expired                     (315,864)       5.88 - 13.50        10.44
                                      --------
Outstanding, December 31, 2000         300,856      $2.81 - $13.69      $  9.45
                                      ========
--------------------------------------------------------------------------------

     The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans. Under APB Opinion 25, compensation costs for the stock option is not recognized. The Company's net loss and loss per common share would have been reduced to the pro forma amounts indicated in the following schedule had there been compensation costs for the Company's stock option plans, based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123. The estimated fair value of each award option was $4.59 and $6.19 in 2000 and 1999, respectively.

SFAS 123 Proforma Restatement

                                                --------------------------------
(In thousands, except per share amounts)             2000              1999
--------------------------------------------------------------------------------
Net loss-
     As reported                                $  (6,325)        $  (3,378)
     Pro forma                                  $  (6,569)        $  (3,909)

Loss per share-
     Basic and diluted as reported              $   (1.71)        $   (0.91)
     Pro forma                                  $   (1.77)        $   (1.05)
--------------------------------------------------------------------------------

     The fair value of each option grant under the Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000 and 1999; dividend yields of 0.0% and 0.0% respectively, expected volatility of 90.0% and 90.0% respectively, risk-free interest rates of 5.55% and 5.75% respectively, and expected lives of 3.4 and 3.8 respectively.

     The following table summarizes information about stock options outstanding at December 31, 2000:

--------------------------------------------------------------------------------
        Exercise            Shares                Remaining             Shares
           Price       Outstanding         Contractual Life        Exercisable
----------------------------------         -------------------------------------
       < $ 3.99             15,000                9.7 years                 --
$ 4.00 - $ 5.99             13,500                9.5 years                200
$ 6.00 - $ 7.99             38,192                5.3 years             31,892
$ 8.00 - $ 9.99             33,750                5.0 years             19,350
$10.00 - $11.99            197,789                2.2 years            157,469
       > $12.00              2,625                2.5 years              2,625
         ------            -------                                     -------
         $ 9.45*           300,856                                     211,536
         ======            =======                                     =======
--------------------------------------------------------------------------------
* Weighted average exercise price

     Select key employees and Board members are eligible to participate in the Company's two Stock Bonus Plans. Under the Plans, the Company may award stock grants to those employees and Board members at its discretion. The Company records an expense equal to the number of shares granted multiplied by the fair market value of the stock at the date of grant. The Company granted 26,894 shares to employees and Board members in 1999, resulting in approximately $289,000 in expense. No shares were granted in 2000. As of December 31, 2000, the Company has 47,646 shares reserved for issuance under the Stock Bonus Plans.

17.  Fair Value of Financial Instruments

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

Loans

     The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

Deposit Liabilities

     The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

Borrowings

     The fair value of the borrowings are estimated by discounting the projected future cash flows using current market rates.

Unrecognized Financial Instruments

     At December 31, 2000, the Bank had standby letters of credit outstanding of $282,000, as compared to $299,000 at December 31, 1999. The fair value of these commitments is nominal.

     The Bank does not generally charge a fee on loan commitments and, consequently, there is no basis to calculate a fair value.

     Below is the Company's estimated financial instruments fair value as of December 31, 2000 and 1999:

                                         --------------------------------------------
                                                  2000                    1999
                                         --------------------------------------------
                                         Carrying        Fair    Carrying        Fair
(In thousands)                             Amount       Value      Amount       Value
-------------------------------------------------------------------------------------
Financial assets-
Cash and Federal funds sold              $ 45,240    $ 45,240    $ 15,121    $ 15,121
Securities held to maturity              $ 33,028    $ 32,153    $ 34,250    $ 32,270
Securities available for sale            $ 37,809    $ 37,809    $ 40,099    $ 40,099
Loans, net of allowance
  for possible loan losses               $223,582    $221,124    $320,359    $316,374
Financial liabilities- Total deposits    $320,318    $320,579    $357,538    $356,843
Financial liabilities- Borrowings        $ 10,000    $ 10,040    $ 53,000    $ 53,000
-------------------------------------------------------------------------------------


30 financial profile - notes

18.  CONDENSED FINANCIAL STATEMENTS OF UNITY
     BANCORP, INC. (PARENT COMPANY ONLY)

                                                         -----------------------
Balance Sheets                                                   December 31
(In thousands)                                               2000          1999
--------------------------------------------------------------------------------
Assets:
Cash and due from banks                                  $    721      $    606
Securities available for sale                                 412           376
Investment in Bank subsidiary                              20,169        20,122
Other assets                                                  117           756
                                                         --------      --------
    Total assets                                         $ 21,419      $ 21,860
                                                         ========      ========
Liabilities and Shareholders' Equity:
Other liabilities                                        $    105      $     68
Shareholders' equity                                       21,314        21,792
                                                         --------      --------
    Total liabilities and shareholders' equity           $ 21,419      $ 21,860
                                                         ========      ========
--------------------------------------------------------------------------------


                                                         -----------------------
Statements of Operations                                         December 31
(In thousands)                                               2000          1999
--------------------------------------------------------------------------------
Interest income                                          $     97      $    187
Interest expense                                               15            --
                                                         --------      --------
Net interest expense                                           82           187
                                                         --------      --------
Gain on sale of available for sale securities                   4           205
     Total income                                              86           392
Compensation                                                   79           431
Other expenses                                                594           618
                                                         --------      --------
Loss before income taxes and
   equity in undistributed income of subsidiary              (587)         (657)
Income tax benefit                                           (199)         (223)
                                                         --------      --------
Loss before equity in
   undistributed loss of subsidiary                          (388)         (434)
Equity in undistributed loss of subsidiary                 (5,524)       (2,944)
                                                         --------      --------
      Net loss                                           $ (5,912)     $ (3,378)
                                                         ========      ========
--------------------------------------------------------------------------------


                                                         -----------------------
Statements of Cash Flows                                         December 31
(In thousands)                                               2000          1998
--------------------------------------------------------------------------------
Operating Activities:
Net loss                                                 $ (5,912)     $ (3,378)
Adjustments to reconcile net loss to net cash
(used in) provided by operating activities:
     Equity in undistributed loss subsidiary                5,524         2,944
     Depreciation and amortization                             --            13
     Stock grants                                              10            --
     Gain on sale of securities available for sale             (4)         (205)
     Decrease (increase) in other assets                      605          (454)
     (Decrease) increase in other liabilities                  35            (5)
                                                         --------      --------
Net cash used in (provided by) operating activities           258        (1,085)
                                                         --------      --------
Investing Activities:
     Sales and maturities on securities
         available for sale                                    62         2,834
     Purchases of securities available for sale                --        (2,803)
     Additional equity investment in bank subsidiary       (5,109)       (3,640)
     Cash payment - CMA acquisition                            --        (1,700)
                                                         --------      --------
 Net cash used in investing activities                     (5,047)       (5,309)
                                                         --------      --------
Financing Activities:
     Proceeds from issuance of common stock                 4,929            --
     Payment to repurchase common stock, net                   --          (983)
     Cash dividends and fractional shares paid                (25)         (854)
                                                         --------      --------
Net cash provided by (used in ) financing activities        4,904        (1,837)
                                                         --------      --------
Net increase (decrease) in cash and cash equivalents          115        (8,231)
                                                         --------      --------
  Cash and cash equivalents, beginning of year                606         8,837
                                                         --------      --------
  Cash and cash equivalents, end of year                 $    721      $    606
                                                         --------      --------
      Supplemental disclosures:
          Interest paid                                  $     15      $     --
                                                         ========      ========
--------------------------------------------------------------------------------

19.  QUARTERLY FINANCIAL INFORMATION (Unaudited)

     The following quarterly financial information for the years ended December 31, 2000 and 1999 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

(In thousands, except per share amounts)                     ---------------------------------------------------------
2000                                                        March 31         June 30    September 30     December 31
----------------------------------------------------------------------------------------------------------------------
Total interest income                                        $ 7,101         $ 6,968         $ 7,057         $ 6,891
Total interest expense                                         4,225           4,046           4,114           3,937
                                                             -------         -------         -------         -------
   Net interest income                                         2,876           2,922           2,943           2,954
Provision for loan losses                                        246              90              90             290
                                                             -------         -------         -------         -------
Net interest income after provision for loan losses            2,630           2,832           2,853           2,664
Total non-interest income                                        544           2,437             554           4,131
Total non-interest expense                                     4,899           5,681           7,484           5,654
                                                             -------         -------         -------         -------
Net (loss) income before tax                                  (1,725)           (412)         (4,077)          1,141
                                                             -------         -------         -------         -------
Income tax (benefit) provision                                  (709)           (173)           (757)          2,478
                                                             -------         -------         -------         -------
   Net loss from operations                                  $(1,016)        $  (239)        $(3,320)        $(1,337)
                                                             -------         -------         -------         -------
   Paid and unpaid preferred stock dividends                 $    25         $   131         $   132         $   125
                                                             -------         -------         -------         -------
   Net loss to common shareholders                           $(1,041)        $  (370)        $(3,452)        $(1,462)
                                                             -------         -------         -------         -------
   Basic and diluted loss per common share                   $ (0.27)        $ (0.11)        $ (0.93)        $ (0.40)
                                                             -------         -------         -------         -------

----------------------------------------------------------------------------------------------------------------------
1999                                                         March 31        June 30      September 30     December 31
Total interest income                                        $ 4,589         $ 5,361         $ 6,759         $ 6,979
Total interest expense                                         1,992           2,951           3,714           4,081
                                                             -------         -------         -------         -------
   Net interest income                                         2,597           2,410           3,045           2,898
Provision for loan losses                                         61             600             867             215
                                                             -------         -------         -------         -------
Net interest income after provision for loan losses            2,536           1,810           2,178           2,683
Total non-interest income                                      1,690           2,840           1,098             (22)
Total non-interest expense                                     3,432           5,334           6,075           5,737
                                                             -------         -------         -------         -------
Net income (loss) before tax                                     794            (684)         (2,799)         (3,076)
                                                             -------         -------         -------         -------
Income tax (benefit) provision                                   293            (309)         (1,118)         (1,253)
                                                             -------         -------         -------         -------
   Net income (loss) from operations                         $   501         $  (375)        $(1,681)        $(1,823)
                                                             -------         -------         -------         -------
   Basic and diluted earnings (loss) per common share        $  0.13         $ (0.10)        $ (0.45)        $ (0.49)
----------------------------------------------------------------------------------------------------------------------

Products & Services
================================================================================

                        CHECKING

                        NJCC Account
                        Personal Plus
                        Opportunity
[graphic: check book]   NOW Account
                        Money Market
                        Business
                        Prosperity Plus (55+)

                        SAVINGS/TIME
                        Regular
                        Money Market Deposit
[graphic: piggy bank]   Prosperity (55+)
                        Individual Retirement
                        Holiday Club Accounts
                        Certificates of Deposit

                        CONSUMER LOANS
                        Home Equity Loans
                        Auto Loans
[graphic: graduation    Personal Loans
       cap]             Mortgage Loans
                        Personal Access Line

                        BUSINESS LOANS
                        SBA Loans*
                        Commercial Loans
[graphic: trophy]       Construction Loans
                        Lines of Credit
                        SBA *Preferred Lender in NJ, PA, NY & DE.
                        Silver Award Winner in 2000.

                        E-COMMERCE
                        Unity24 - Bank by Phone
[graphic]               Unet-e.banking
                        Unet-e.pay

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

Member FDIC. Equal Opportunity Lender. Equal Housing Lender. [graphic: house]



Retail Financial Service Centers

             Clinton
        64 Old Highway 22
          908.730.7300

             Colonia
     1379 St. Georges Avenue
          732.815.1177

             Edison
       1746 Oak Tree Road
          732.205.0044

           Flemington
         110 Main Street
          908.782.2000

          Highland Park
       104 Raritan Avenue
          732.418.0330

             Linden
      628 North Wood Avenue
          908.925.8353

        North Plainfield
       450 Somerset Street
          908.769.0303

          Scotch Plains
        2222 South Avenue
          908.233.8009

        South Plainfield
     2426 Plainfield Avenue
          908.412.9393

           Springfield
       733 Mountain Avenue
          973.258.0111

              Union
      952 Stuyvesant Avenue
          908.851.9700

           Whitehouse
        370 Route 22 West
          908-823-0555

                              Call Us At
                             Unity Direct
   [graphic: State of        800.618.BANK
       New Jersey]           unitybank.com

Company Information
================================================================================

Unity Bancorp, Inc.

Company Headquarters

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

Counsel

Windels Marx Lane & Mittendorf, LLP
New Brunswick, New Jersey

Auditors

KPMG LLP
Short Hills, New Jersey

Registrar & Transfer Agent

Shareholder address changes or inquiries regarding shareholder accounts and stock transfers should be directed to:
First City Transfer Company
P.O. Box 170
Iselin, New Jersey 08837-0170
732.906.9227

Investor and Media Inquiries
Analysts, institutional investors, individual shareholders and media representatives should contact:
James Hughes
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
908.730.7630

Web Info

Information on financial results, products and services, and branch locations is available on the internet at: www.unitybank.com or email us at:
info@unitybank.com.



Financial Information

Copies of the Company's annual report on Form 10-K SB filed with the Securities and Exchange Commission may be obtained:

     o    by writing to James Hughes, CFO at Company headquarters.
     o    electronically at the SEC's home page at www.sec.gov.

Stock Listing

Unity Bancorp, Inc. common stock is traded on the NASDAQ under the symbol
"UNTY".

Common Stock Prices/Dividend Paid

The table below sets forth by quarter the range of high, low and quarter-end closing sale prices for Unity Bancorp, Inc's. common stock and the cash dividends paid per common share.

-------------------------------------------------------------------------
                                                                     Cash
2000                                                             Dividend
Quarter             High             Low           Close             Paid
-------------------------------------------------------------------------
Fourth             $4.38           $2.00           $2.00            $0.00
Third              $4.94           $3.44           $3.44            $0.00
Second             $6.25           $3.50           $3.88            $0.00
First              $6.68           $5.25           $6.00            $0.00

Annual Meeting of Shareholders

Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 10:00 am, Thursday, May 24, 2001, at the Holiday Inn Select of Clinton.