Form 10-K, Exhibit 13
period 2001-12-31
UNITY BANCORP INC /DE/
filed 2002-03-28
CIK 920427

Mission Statement

Our mission is to fulfill the needs of our shareholders, customers and employees by being a profitable, sound and responsive community bank.

We commit to:

•  Provide quality products and services;

•  Be creative and responsive to our customers;

•  Select, train and maintain a professional team and provide an environment where employees feel motivated to achieve outstanding performance and in which they can obtain a sense of personal worth, growth, achievement and recognition;

•  Strongly support the continued growth and development of our community.

The foundation of our business practice includes:

•  Confidentiality and Professionalism

•  Honesty and Integrity

•  Safety and Soundness

•  Accuracy and Dependability

Table of Contents

Shareholders’ Message
Directors and Management
Management’s Discussion and Analysis
Independent Auditors’ Report
Consolidated Financial Statements
Notes to Financial Statements
Products and Services
Company Information

Shareholders’ Message

What a difference a year makes!

A year ago in the shareholders’ message, we promised you that 2001 was going to be the commencement of Unity’s financial turnaround and the year that we return to profitability. We are glad to report that we did return to profitability and have completed the first leg of our journey in making Unity a high performing community bank. We assure you, the best is yet to come!

If you recall, in 2000 the Company reported a $5.9 million loss, was placed under a regulatory Cease and Desist Order, sold off 5 of its then 17 branches, dissolved its mortgage subsidiary and installed a new management team. Nothing quite that exciting happened in 2001. The Company simply focused on improving operational processes, growing revenues and deposits, reducing expenses and delivering quality service to our customers. We focused on the fundamentals.

As a result of the Company’s improved financial and capital positions, the regulatory orders on both the Bank and Company were lifted in early 2002. The lifting of the orders was the end of a chapter in Unity’s history that we never care to repeat. Although a painful lesson, we have learned from the process and are stronger for it.

Due to the hard work of the entire Unity team, the Company earned $2 million in 2001, which was in line with our strategic plan. The Company’s financial position has significantly improved from the prior year as we continued to grow earning assets and branch deposits. We have started 2002 with significantly improved fundamentals over the prior year.

In 2001, Unity was the third largest SBA lender in the State of New Jersey and the 27th largest SBA lender in the country. Unity received both the Silver Award and the Distinguished Lender Award from the SBA in recognition as the #1 SBA Lender for a midsize company in the state. In addition to our award winning SBA team, we have an excellent commercial lending staff that specializes in small-to-middle market customers. Our goal is to develop full service relationships supporting the many needs of the businesses in the markets we serve.

On the retail side of the business, we continue to focus on the financial needs of our customers with attractive consumer loan rates, annuities, investments and various deposit products. Many of our branches are now open seven days a week and/or with longer hours to make banking available to customers when it is convenient for them.

Our PC banking and bill paying applications allow our customers access to their accounts 24 hours a day, seven days a week. In addition, we have opened Cafés to make banking a more pleasurable experience.

Our goal is to distinguish ourselves as an alternative from traditional branch banking, providing better service and better products, which will ultimately enhance our profitability. If you are not already a bank customer, as a Unity shareholder, we hope that you stop by and visit one of our twelve branches.

In Closing

Although we are proud of our success in 2001, we will not pause, for there is still much work to be done. Our goal for 2002 is to continue to execute our strategic plan which projects the following performance ratios for 2002: return on average assets 1.03%; return on average common equity 14.45%; and an efficiency ratio of 65.7%. These ratios are a significant increase from what we were able to achieve in 2001. However we are confident that these targets are attainable.

We and the employees of Unity are committed to succeeding. In 2002, we will increase our intensity and make our shareholders proud of what we can and will accomplish.

The Board of Directors, management and staff thank you and appreciate your continued loyalty and support.

/s/ David D. Dallas	/s/ Anthony J. Feraro
David D. Dallas	Anthony J. Feraro
Chairman	President/CEO

Directors and Management

Board of Directors

Frank Ali (2)

Joined Unity Bank as a Director in March 2002.

Dr. Mark S. Brody (2)

Joined Unity Bank as a Director in February 2002. Provides investment advice to the clients of Financial Planning Analysts, a New York-based financial planning firm. Non practicing physician licensed in New York State.

Donna Butler, Esq. (2)

Joined Unity Bank as a Director in April 2001.  Member of New York and New Jersey Bars.

David D. Dallas (1)

Chairman of Unity Bancorp, Inc. and Unity Bank. Founding member of Unity Bank in 1991. Chief Executive Officer of Dallas Group of America, a manufacturer of specialty chemicals based in Whitehouse, NJ.

Robert H. Dallas, II (2)

Founding member of Unity Bank in 1991. President of Dallas Group of America, a manufacturer of specialty chemicals based in Whitehouse, NJ.

Peter P. DeTommaso (1)

Founding member of Unity Bank in 1991. Retired President of Homeowners Heaven, Inc., a building and lumber supply company based in North Plainfield, NJ.

Anthony J. Feraro (2)

Joined the Company in November 1999 and serves as President and Chief Executive Officer.

James A. Hughes, CPA (2)

Joined the Company in December 2000 and serves as Executive Vice President and Chief Financial Officer.

Charles S. Loring (1)

Founding member of Unity Bank in 1991. Owner of Charles S. Loring, CPA, an accounting firm based in Branchburg, NJ.

Samuel Stothoff (2)

Founding member of Unity Bank in 1991. President of Samuel Stothoff Company, a well drilling company based in Flemington, NJ.

Allen Tucker (1)

Vice Chairman of Unity Bancorp, Inc. and Unity Bank. Joined Unity Bank as a Director in 1995. President of Tucker Enterprises, a real estate development firm based in Clark, NJ.

Executive Officers

Michael T. Bono

Joined the Company in August 1995 and serves as Executive Vice President and Chief Retail Officer.

Michael F. Downes

Joined the Company in September 1996 and serves as Executive Vice President and Chief Lending Officer.

Anthony J. Feraro (2)

Joined the Company in November 1999 and serves as President and Chief Executive Officer.

James A. Hughes, CPA (2)

Joined the Company in December 2000 and serves as Executive Vice President and Chief Financial Officer.

(1) Director of Unity Bancorp and Unity Bank

(2) Director of Unity Bank

Senior Management

Alan Bedner, CPA

Joined the Company in April 2001 and serves as Senior Vice President, Controller.

John Frangelli

Joined the Company in March 2001 and serves as Senior Vice President, Commercial Lending.

John Kauchak

Joined the Company in February 1996 and serves as Executive Vice President, Chief Operating Officer.

Kelly Stashko

Joined the Company in September 1996 and serves as Senior Vice President, Information Technology.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

SELECTED CONSOLIDATED FINANCIAL DATA

	At or for the Years Ended December 31st
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)
Selected Results of Operations
Interest income	$23,892	$28,017	$23,688	$17,480	$15,025
Interest expense	11,702	16,322	12,738	7,165	6,312
Net interest income	12,190	11,695	10,950	10,315	8,713
Provision for loan losses	1,400	716	1,743	804	497
Other income	5,391	7,666	5,606	4,407	3,043
Other expenses	14,522	23,718	20,578	10,499	7,985
Tax (benefit) expense	(382)	839	(2,387)	1,282	1,259
Net income (loss)	2,041	(5,912)	(3,378)	2,137	2,015
Per Share Data
Net income (loss) per common share (basic)(1)	0.00	(1.71)	(0.91)	0.67	0.65
Net income (loss) per common share (diluted)(1)	0.00	(1.71)	(0.91)	0.64	0.64
Book value per common share	4.80	4.32	5.88	7.01	6.39
Cash dividend on common shares	—	—	0.24	0.20	0.20
Selected Balance Sheet Data
Total assets	379,232	356,003	438,969	254,612	213,782
Loans	272,559	226,140	322,532	166,792	134,176
Allowance for loan losses	3,165	2,558	2,173	1,825	1,322
Investment securities	80,696	70,837	74,349	40,929	41,308
Deposits	339,954	320,318	357,538	226,860	192,414
Borrowings	10,000	10,000	53,000	—	—
Shareholders’ equity	24,836	21,314	21,792	26,346	19,990
Performance Ratios
Return on average assets	0.56%	(1.44)%	(0.94)%	0.93%	1.05%
Return on average common equity (1)	(0.11)%	(33.43)%	(14.33)%	10.17%	10.78%
Efficiency ratio	82.60%	N/M	N/M	71.32%	67.92%
Net interest margin	3.56%	3.19%	3.49%	4.91%	4.72%
Net interest spread	2.84%	2.61%	3.01%	3.99%	3.60%
Asset Quality Ratios
Allowance for loan losses to loans	1.16%	1.13%	0.67%	1.09%	0.98%
Allowance for loan losses to non-performing loans	99.40%	88.12%	153.90%	79.45%	140.19%
Non-performing loans to total loans	1.17%	1.28%	0.44%	1.38%	0.70%
Non-performing assets to total loans and OREO	1.26%	1.35%	0.90%	2.04%	0.70%
Net charge-offs to average loans	0.33%	0.12%	0.59%	0.21%	0.05%
Capital Ratios — Company
Leverage ratio	6.62%	5.50%	4.35%	10.87%	9.51%
Tier 1 risk-based capital ratio	9.53%	9.61%	6.17%	13.89%	13.29%
Total risk-based capital ratio	10.75%	10.76%	6.88%	14.85%	14.28%
Capital Ratios — Bank
Leverage ratio	6.25%	5.24%	4.01%	7.09%	7.35%
Tier 1 risk-based capital ratio	9.00%	9.12%	5.62%	8.84%	10.13%
Total risk-based capital ratio	10.22%	10.26%	6.33%	9.80%	11.03%

(1)   Includes impact of $1.8 million non-cash preferred dividend as a result of preferred stock conversion to common stock in 2001.

N/M - Not Meaningful

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period’s data for purposes of comparability with current period presentation.

Overview

Unity Bancorp, Inc.(the “Parent Company”) is a bank holding company incorporated in Delaware under the Bank Holding Company Act of 1956, as amended. Its wholly owned subsidiary, Unity Bank (the “Bank”, or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through the internet and its 12 branch offices located in Hunterdon, Somerset, Middlesex and Union counties in New Jersey. These services include the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration and other commercial credits, as well as personal investment advisory services.

In 1999, the Company incurred losses causing the Bank and the Company’s capital ratios to fall below levels required under federal regulation. Due to continued losses through the first two quarters of 2000, the Bank and the Company entered into stipulations and agreements with each of their respective regulators on July 18, 2000. Under these agreements, the Bank and the Company were each required to take a number of affirmative steps including hiring an outside consulting firm to review their respective management structures and adopting a strategic and capital plan to increase the Bank’s leverage ratio above 6.00 percent by December 31, 2001. The agreements prohibited the Bank from paying a dividend to the Company and the Company from paying dividends on its common or preferred stock, without regulatory approval.

As a result of the Company’s restructuring efforts in 2001 and 2000, the Company and the Bank exceeded the “well capitalized” designation for all federal capital ratios at December 31, 2001 and met the 6.0 percent capital requirement imposed under its stipulations and agreements.

As a result of the improvement in the Company’s financial performance and regulatory capital ratios, in the first quarter of 2002, the regulators lifted all agreements with the Bank and the Company. As a result of the lifting of the agreements, the Bank and the Company are no longer prohibited from paying dividends. The Company has no intention of paying dividends on its common stock in the near future.

Results of Operations

Net income for the year ended December 31, 2001, was $2.0 million compared to a net loss of $5.9 million for 2000. After consideration of the preferred stock dividends, net loss to common shareholders was $21 thousand, or $0.00 loss per basic share for December 31, 2001, compared to a $6.3 million loss, or $1.71 loss per basic share for the same period a year ago. The improved operating results were primarily the result of a decrease in non-interest expense.

Net interest income for the year ended December 31, 2001, was $12.2 million compared to $11.7 million in 2000, an increase of $495 thousand or 4.2 percent. The increase in net interest income was attributed to an increase in net interest spread in 2001, even though net earning assets were at lower levels. The increase in interest spread was benefited by the decrease in cost of funds, caused by the run off of high cost time deposits. Net interest margin increased from 3.19 percent in 2000 to 3.56 percent in 2001.

Non-interest income for 2001 was $5.4 million, a decrease of $2.3 million, or 29.7 percent, from 2000. The results for 2000 include a $3.5 million gain on the sale of deposits, offset by $1.2 million in losses from loan sales in 2000.

Non-interest expenses were $14.5 million in 2001, a decrease of $9.2 million, or 38.8 percent, as compared to $23.7 million recorded in 2000. The reduction in non-interest expense is directly related to the dissolution of Certified Mortgage Associates “CMA”and fewer branches resulting from the branch sales in 2000 and improved expense control in 2001.

As a result of taxable earnings in 2001, tax valuation reserves were reversed resulting in a $382 thousand tax benefit. In 2000 the Company recorded tax expense of $839 thousand as valuation reserves were recorded against deferred tax assets dependent on future taxable income.

On July 13, 2001, the Company concluded an exchange offer for shares of its Series A Preferred Stock. As a result of the exchange, the Company recorded a $1.8 million non-cash dividend, representing the value of the additional consideration transferred in the transaction over the fair value of the securities issuable pursuant to the original terms of the agreement.

For the year ended December 31, 2000, the Company realized an after-tax loss of $5.9 million. The losses incurred in 2000 were significantly impacted by the results of a discontinued subsidiary, CMA. In total, CMA accounted for approximately $4.4 million of the Company’s $5.9 million loss. Two loan sales in 2000 contributed $1.9 million to the Company’s losses, offset by the $3.5 million gain on the deposit sales.

Net Interest Income

The Company’s results of operations depend primarily on its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on funds borrowed to support those assets. Net interest margin is a function of the difference between the weighted average rate received on interest-earning assets as compared with that of the cost of interest-bearing liabilities.

Interest income was $23.9 million in 2001, a decrease of $4.2 million, or 14.7 percent, compared to $28.0 million a year ago. Interest-earning assets averaged $342.6 million in 2001, a decrease of $27.6 million, or 7.5 percent, compared to 2000. The decrease in average earning assets occurred as a result of the reduction of financial assets in 2000 in conjunction with the Company’s capital restoration plan. The rate earned on interest-earning assets decreased 63 basis points to 6.97 percent in 2001, primarily due to a lower interest rate environment and higher balances in lower yielding investments. Of the $4.2 million decline in interest income in 2001, $1.8 million can be attributed to the reduction in average interest earning assets and $2.4 million was related to the reduction in yield.

Interest expense was $11.7 million in 2001, a decrease of $4.6 million or 28.3 percent, compared to $16.3 million in 2000. Interest-bearing liabilities averaged $283.3 million in 2001, a decrease of $43.6 million or 13.3 percent compared to 2000. The decreases in average interest bearing liabilities can be attributed to a reduction in deposits due to branch sales in 2000. The rate paid on interest bearing liabilities decreased 86 basis points to 4.13 percent, primarily due to a lower interest rate environment. Of the $4.6 million decline in interest expense in 2001,$2.2 million was attributed to the reduction in average interest bearing liabilities while $2.4 million was related to the reduction in the rate paid on these liabilities.

Total average interest-bearing deposits were $270.3 million in 2001, a decline of $44.4 million, or 14.1 percent from 2000. The decline in interest-bearing deposits was a result of sales of $48.0 million in deposits in December 2000 and the planned reduction of higher costing governmental time deposits. The rate paid on interest bearing deposits was 4.04 percent for 2001, a decrease of 91 basis points from last year. The decrease in rate was due to the run off of higher promotional rate time deposits and the lower interest rate environment.

Net interest income amounted to $12.2 million in 2001, an increase of $495 thousand or 4.2 percent compared to 2000. The increase in net interest income was a result of increased spreads. Net interest spread amounted to 2.84 percent in 2001, an increase of 23 basis points compared to 2.61 percent in 2000. Net interest margin was 3.56 percent for 2001, an increase of 37 basis points compared to 3.19 percent in 2000. Net interest margin in 2001 has increased in each respective quarter and was 4.04 percent in the fourth quarter of 2001.

For 2000, net interest income increased $0.7 million, or 6.8 percent to $11.7 million from $11.0 million for 1999. This increase was due to the growth in interest-earning assets, partially offset by the increase in the cost of interest-bearing liabilities. On average, interest-earning assets increased $54.3 million, or 17.2 percent, to $370.2 million. The increase in earning-assets was primarily attributed to a $40.5 million increase in average loans. Interest expense paid on deposits and borrowed funds was $16.3 million in 2000, a $3.6 million increase over 1999. Average interest-bearing liabilities increased 15.7 percent, or $44.3 million, to average $326.9 million for 2000. The cost of interest-bearing liabilities increased from 4.51 percent in 1999 to 4.99 percent in 2000. The increase in interest-bearing liabilities was due to higher promotional rates of interest to attract new customers to the new branch locations. Net interest spread declined from 3.01 percent in 1999 to 2.61 percent in 2000. The decline in net interest spread was the result of the increased cost of interest-bearing deposits. As a result of the decline in net interest spread, net interest margin decreased to 3.19 percent in 2000, from 3.49 percent in 1999.

The following table reflects the components of net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities and (5) net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Consolidated Average Balance Sheets

(Dollar amounts in thousands — Interest amounts and interest rates/yields on a fully tax-equivalent basis.)

	2001			2000			1999
Year ended December 31,	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS
Interest-earning assets:
Federal funds sold and Interest-bearing deposits with banks	$22,857	$1,007	4.41%	$19,531	$1,380	7.07%	$12,564	$824	6.56%
Securities:
Available for sale	55,674	3,327	5.98	38,663	2,602	6.73	34,744	2,071	5.96
Held to maturity	25,307	1,549	6.12	33,736	2,010	5.96	30,749	1,794	5.83
Total securities	80,981	4,876	6.02	72,399	4,612	6.37	65,493	3,865	5.90
Loans, net of unearned discount:
SBA loans	40,454	3,565	8.81	24,581	2,535	10.31	18,258	1,972	10.80
Commercial	93,925	7,870	8.38	99,677	8,877	8.91	109,267	9,596	8.78
Residential mortgage	76,560	4,640	6.06	82,296	4,842	5.88	42,069	2,400	5.71
Consumer	27,776	1,934	6.96	71,703	5,878	8.20	68,205	5,099	7.48
Total loans	238,715	18,009	7.54	278,257	22,132	7.96	237,799	19,067	8.02
Total interest-earning assets	342,553	23,892	6.97	370,187	28,124	7.60	315,856	23,756	7.52
Noninterest-earning assets:
Cash and due from banks	11,463			17,666			18,576
Allowance for loan losses	(2,785)			(2,434)			(1,995)
Other assets	13,075			26,157			28,620
Total noninterest-earning assets	21,753			41,389			45,201
Total Assets	$364,306			$411,576			$361,057
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits
Interest-bearing demand	$109,444	3,093	2.83	$116,541	5,129	4.40	$87,952	3,210	3.65
Savings deposits	30,837	734	2.38	35,491	782	2.20	35,245	1,075	3.05
Time deposits	130,063	7,095	5.46	162,736	9,675	5.95	139,187	7,212	5.18
Total interest-bearing deposits	270,344	10,922	4.04	314,768	15,586	4.95	262,384	11,497	4.38
Other debt	12,911	780	6.04	12,095	736	6.09	20,159	1,241	6.16
Total interest-bearing liabilities	283,255	11,702	4.13	326,863	16,322	4.99	282,543	12,738	4.51
Noninterest-bearing liabilities:
Demand deposits	56,967			59,885			50,663
Other liabilities	1,670			2,212			4,280
Total noninterest-bearing liabilities	58,637			62,097			54,943
Shareholders’ equity	22,414			22,616			23,571
Total Liabilities and Shareholders’ Equity	$364,306			$411,576			$361,057
Net interest spread		12,190	2.84%		11,802	2.61%		11,018	3.01%
Tax-equivalent basis adjustment		—			(107)			(68)
Net interest income		$12,190			$11,695			$10,950
Net interest margin			3.56%			3.19%			3.49%

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented. Changes that are not due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values. Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 34.0 percent.

Year ended December 31	2001 versus 2000 Increase (Decrease) Due to Change in			2000 versus 1999 Increase (Decrease) Due to Change in
	Volume	Rate	Net	Volume	Rate	Net
	(Dollar amounts in thousands on a tax equivalent basis)
Interest Income:
Net loans	$(2,562)	$(1,561)	$(4,123)	$3,252	$(187)	$3,065
Investment securities	547	(399)	148	447	277	724
Federal funds sold and Interest- bearing deposits	191	(448)	(257)	265	314	579
Total interest income	$(1,824)	$(2,408)	$(4,232)	$3,964	$404	$4,368

Interest Expense:
Interest-bearing deposits	$(297)	$(1,739)	$(2,036)	$389	$447	$836
Savings deposits	(108)	60	(48)	333	458	791
Time deposits	(1,830)	(750)	(2,580)	1,220	1,243	2,463
Total deposits	$(2,235)	$(2,429)	$(4,664)	$1,942	$2,148	$4,090
Other debt	50	(6)	44	(496)	(10)	(506)
Total interest expense	$(2,185)	$(2,435)	$(4,620)	$1,446	$2,138	$3,584
Net interest income-FTE	$361	$27	$388	$2,518	$(1,734)	$784
Increase (decrease) in tax-equivalent adjustment			107			(39)
Net interest income			$495			$745

Provision for Loan Losses

The provision for loan losses is determined based on management’s evaluation of the adequacy of the allowance for loan losses which is maintained at a level sufficient to absorb estimated probable losses in the loan portfolio as of the balance sheet date. The provision for loan losses totaled $1.4 million for 2001, an increase of $684 thousand, compared with $716 thousand for 2000. The increase in the provision for loan losses for 2001 was attributable to an increase in net charge-offs, the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, and general economic conditions. The provision is based on management’s assessment of the adequacy of the allowance for loan losses described under the section titled Allowance for Loan Losses. As such management believes the current provision is appropriate based on the assessment of the adequacy of the allowance for loan losses.

The provision for loan losses totaled $716 thousand for 2000, compared to $1.7 million in 1999. In 1999, the Company recorded $1.4 million of net charge-offs, compared to $331 thousand of net charge-offs in 2000. The net charge-offs in 1999 primarily related to one borrower. The lower 2000 provision for loan losses was a result of the reduced level of charge-offs and the decline in the loan portfolio, somewhat mitigated by the increased level of non-performing loans.

Non-Interest Income

Non-interest income consists of service charges on deposits, service and loan fee income, gains on sales of securities and loans and other income. Non-interest income was $5.4 million for 2001, a decrease of $2.3 million, or 29.7 percent, compared to $7.7 million for 2000. The decrease in non-interest income was primarily attributed to $3.5 million of gains realized on deposit sales in 2000, while there were no comparable transactions in 2001.

The following table shows the components of Non-interest Income for 2001, 2000 and 1999.

Non-Interest Income

	2001	2000	1999
	(In thousands)
Service charges on deposit accounts	$1,262	$1,174	$778
Service and loan fee income	1,261	1,140	1,065
Gain on SBA loan sales	2,014	2,142	1,324
Net securities gains	157	3	193
Other income	697	690	507
(Loss) gain on other loan sales	—	(960)	1,739
Gain on sale of deposits	—	3,477	—
Total non-interest income	$5,391	$7,666	$5,606

Service charges on deposits amounted to $1.3 million for 2001, an increase of $88 thousand, or 7.5 percent from 2000. The increase in deposit service charges over the last two years is attributed to the improved collection of deposit fees and account charges such as non-sufficient funds.

Service and loan fee income amounted to $1.3 million for 2001, an increase of $121 thousand, or 10.6 percent from 2000. The growth in loan and servicing fees for the past two years can be attributed to the growth of the serviced Small Business Administration (“SBA”) loan portfolio, which amounted to $100.0 million, $86.5 million and $65.7 million at December 31, 2001, 2000 and 1999, respectively.

Gains on the sale of SBA loans amounted to $2.0 million in 2001, a decrease of $128 thousand from the $2.1 million in 2000. The decline in gains on the sale of SBA loans in 2001 was due to the Company retaining SBA loans to enhance net interest income. Gains on SBA loan sales were $2.1 million in 2000, an increase of $818 thousand from $1.3 million in 1999, related to the increase in the volume of SBA loans sold. Gains on SBA loan sales reflect the participation in the SBA’s guaranteed loan program. Under the SBA program, the SBA guarantees up to 85 percent of the principal of a qualifying loan. The Company usually sells the guaranteed portion of the loan into the secondary market. Sales of guaranteed SBA loans totaled $30.0 million, $30.4 million and $24.3 million for 2001, 2000 and 1999, respectively. These loans are sold servicing retained.

Other income amounted to $697 thousand in 2001, compared to $690 thousand in 2000. Included in other income for 2000 is income from a cancelled bank owned life insurance policy, which was cancelled in mid 2000.

(Loss) gain on other loan sales amounted to a loss of $960 thousand for 2000 and a gain of $1.7 million for 1999. The loss in 2000 includes a $731 thousand loss on the sale of adjustable rate mortgages, a $1.2 million loss on home equity loans and a $960 thousand gain on the sale of mortgages from CMA, a discontinued subsidiary. The gains in 1999 are related to the sale of mortgages from CMA.

Non-Interest Expense

Total non-interest expense amounted to $14.5 million for 2001, a decrease of $9.2 million, or 38.8 percent compared to 2000. Non-interest expense for 2000 includes the operations of CMA and five additional branches. The reduction in non-interest expense is directly related to the dissolution of CMA, branch sales and improved expense control.

The following table presents a breakdown of non-interest expense for the years ended December 31, 2001, 2000 and 1999:

Non-Interest Expense

	2001	2000	1999
	(In thousands)
Compensation and benefits	$6,814	$9,198	$8,710
Occupancy, net	1,648	2,230	2,383
Processing & communications	2,071	2,314	1,841
Furniture & equipment	1,100	1,227	1,332
Professional services	690	1,471	1,386
Deposit insurance	501	311	192
Loan servicing	270	707	672
Write-off of CMA goodwill	—	3,208	—
Amortization of goodwill	—	387	393
Other expenses	1,428	2,665	3,669
Total non-interest expense	$14,522	$23,718	$20,578

Compensation and benefits expense amounted to $6.8 million for 2001, a decrease of $2.4 million, or 25.9 percent compared to 2000. The decrease in compensation and benefits is related to the reduction in the number of employees during the year, fewer branches and the dissolution of CMA. Total full time equivalent employees amounted to 146, 133 and 165 at December 31, 2001, 2000 and 1999, respectively.

Compensation and benefits expense for 2000 reflected an average of approximately 170 employees, as the majority of the reduction in employees took place in the fourth quarter of 2000. The increase in compensation and benefits from 1999 to 2000 was a result of the increase in employees due to the acquisition of CMA and the branch expansion.

Occupancy expense amounted to $1.6 million for 2001, a decrease of $582 thousand, or 26.1 percent compared to 2000. The decrease in occupancy expense is primarily related to the reduction in the number of branches.

Processing and communications expense amounted to $2.1 million for 2001 a decrease of $243 thousand or 10.5 percent compared to 2000. The decrease in processing and communications expense is related to the lower level of processing transactions due to the reduced number of branches. The increase in processing and communications from 1999 to 2000 was related to the full year impact of the branch expansion in 2000 over the prior year.

Furniture and equipment expense amounted to $1.1 million for 2001, a decrease of $127 thousand, or 10.4 percent compared to 2000. The decrease in furniture and equipment expense is related to the reduction in the number of branches.

Professional service fees amounted to $690 thousand for 2001, a decrease of $781 thousand, or 53.1 percent compared to 2000. Professional services for 2000 and 1999 were impacted by increased legal expense associated with suits against the Company and increased professional fees as a result of increased regulatory supervision in complying with the regulatory orders. The decrease in professional fees in 2001 is a result of the company no longer needing these additional services due to its improved financial condition.

Deposit insurance amounted to $501 thousand for 2001, an increase of $190 thousand or 61.1 percent compared to 2000. Deposit insurance increased as a result of an increase in risk assessment in late 2000, which increased the premium for 2001. The insurance assessment was adjusted downward in mid 2001 due to the Company’s improved financial condition.

Loan servicing expense amounted to $270 thousand for 2001, a decrease of $437 thousand compared to 2000. The decrease in loan servicing expenses for 2001 is a result of the Company’s increased reimbursement from the SBA for their share of collection costs on loans serviced on its behalf.

Other expenses amounted to $1.4 million for 2001, a decrease of $1.2 million compared to 2000. The decrease in other expense is a result of lower advertising and travel and expense costs. Other expenses decreased to $2.7 million in 2000 compared to $3.7 million in 1999 as a result of a write-down of uncollected assets associated with a check-kiting scheme in 1999.

Income Tax Expense

For 2001, the Company reported $382 thousand of income tax benefits as compared to $839 thousand tax expense in 2000. As a result of continued losses in 1999 and 2000, the Company recorded tax valuation reserves against deferred tax assets dependent on future taxable income in 2000. As a result of taxable earnings in 2001 and projected future taxable income, tax valuation reserves were reversed which offset current tax expense. The Company anticipates that the effective income tax expense rate in 2002 will be approximately 35 percent.

Financial Condition

Total assets increased $23.2 million, or 6.5 percent, to $379.2 million at December 31, 2001, compared to $356.0 million at December 31, 2000. Total loans increased $46.4 million, or 20.5 percent, to $272.6 million at December 31, 2001, compared to $226.1 million at December 31, 2000. The securities portfolio, including securities held to maturity and available for sale, increased $9.9 million, or 13.9 percent to $80.7 million at December 31, 2001, compared to $70.8 million at December 31, 2000. On average for the year ended December 31, 2001, total assets were $364.3 million, a $47.3 million decrease from the prior years $411.6 million average balance. The decrease in average assets was due to the loan and deposit sales in 2000 to enhance the company’s liquidity and capital levels.

Deposits amounted to $340.0 million at December 31, 2001, an increase of $19.6 million, or 6.1 percent, from $320.3 million in 2000. On average, deposits declined $47.3 million to $327.3 million in 2001, as a result of the deposit sales in late 2000. In December 2000, $48.0 million of deposits were sold in conjunction with the branch sales. In addition, in 2000 the Company reduced non core government deposits. The Company does not have any brokered deposits. Total borrowings were flat for the year at $10.0 million.

Shareholders’ equity increased $3.5 million, or 16.5 percent, to $24.8 million at December 31, 2001 compared to $21.3 million at December 31, 2000. This increase was the result of the $2.0 million net operating profit before preferred stock dividends, $289 thousand of accumulated other comprehensive income as a result of appreciation in the securities portfolio and $1.1 million of capital raised through a private placement offering of common stock. As of December 31, 2001 and 2000 the Company met the well capitalized designation for regulatory purposes.

On July 13, 2001, the Company concluded an exchange offer for shares of its Series A Preferred Stock, with 94 percent of the 103.5 thousand shares converting to common stock. Under the terms of the exchange offer, 10.1 shares of common stock and 10.1 common stock purchase warrants were issued for each share of Series A Preferred Stock. Each warrant allows the holder to purchase one share of common stock at an exercise price of $5.50 for a fifteen-month period ending October 16, 2002. In addition, one share of common stock and one common stock purchase warrant were issued in full satisfaction of each $4.95 of accrued but unpaid dividends on each share of Series A Preferred Stock tendered. Approximately $627 thousand of unpaid dividends were settled in the exchange offer. Under the terms of the exchange offer, approximately 1.1 million shares of common stock and 1.1 million warrants were issued, for 97.5 thousand shares of tendered Series A Preferred Stock and the related unpaid dividends. Six thousand shares of Series A Preferred Stock remains outstanding at December 31, 2001.

As a result of the exchange, the Company recorded a $1.8 million non-cash dividend, representing the value of the additional consideration transferred in the transaction over the fair value of securities issuable pursuant to the original terms of the agreement. This dividend had no impact on total capital, but impacted earnings per common share in the third quarter of 2001.

In September 2001, the Company commenced a Private Placement common stock offering to raise additional capital to support asset growth and to increase regulatory capital. The Company’s offering raised $1.1 million in capital through the issuance of 269 thousand common shares. The shares issued in the private placement are restricted from sale for one year and were issued at $4.11 per share.

Loan Portfolio

The loan portfolio is a significant source of both interest and fee income. The portfolio consists of commercial, SBA, residential mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. Loans increased $46.4 million, or 20.5 percent to $272.6 million at December 31, 2001, from year-end 2000. Growth in the loan portfolio was generated by increases of $23.3 million in SBA loans and $30.9 million in commercial loans offset by a decline of $3.8 million in residential mortgages and $4.0 million in consumer loans. Average loans decreased $39.5 million, or 14.2 percent, from $278.3 million in 2000 to $238.7 million in 2001. The decrease in average loans is due primarily to loan sales of  $36.4 million of adjustable rate mortgages and $44.8 million home equity loans in 2000. The yield on the loan portfolio was 7.54 percent in 2001 compared to 7.96 in 2000. The decline in the yield on the loan portfolio was due to a lower interest rate environment.

SBA loans provide guarantees up to 85 percent of the principal by the SBA. SBA loans available for sale are generally sold in the secondary market with the non-guaranteed portion held in the portfolio. SBA loans held to maturity amounted to $35.8 million at December 31, 2001, an increase of $12.3 million from year-end 2000. SBA loans held for sale, carried at the lower of cost or market, amounted to $17.7 million at December 31, 2001, an increase of $11.0 million from year-end 2000. The held for sale SBA loan portfolio increased in 2001 due to the intentional build up of saleable product as the Company elected to hold loans to enhance interest income. SBA loans are often originated outside of the Company’s market place.

Commercial loans are generally made in the Company’s market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $119.3 million at December 31, 2001, an increase of $30.9 million from year-end 2000. The commercial portfolio is expected to continue to increase in 2002. Included in commercial loans at December 31, 2001 are $3.6 million in lease loans.

Residential mortgage loans consist of loans secured by 1-4 family residential properties. These loans amounted to $73.1 million at December 31, 2001, a decrease of $3.8 million from year-end 2000. In 2001 the Company purchased $11.6 million in residential mortgages. The Company does not originate a material amount of mortgage loans held for investment. As such, the residential mortgage portfolio is expected to decline in 2002.

Approximately $23.0 million of the residential mortgage portfolio, with an additional borrowing value of $13.0 million, is available to collateralize borrowings from the FHLB of New York.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $26.7 million at December 31, 2001 a decrease of $4.0 million from year-end December 2000. The decrease in the consumer loan portfolio was primarily the result of auto loan pay-downs.

The following table sets forth the classification of loans by major category, excluding unearned, deferred costs and the allowance for loan losses for the past five years at December 31:

	2001		2000		1999		1998		1997
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(In thousands)
SBA held for sale	$17,719	6.5%	$6,741	3.0%	$3,745	1.2%	$3,569	2.2%	$2,786	2.1%
SBA held to maturity	35,754	13.1%	23,436	10.3%	12,735	3.9%	15,124	9.1%	14,986	11.2%
Commercial	119,262	43.8%	88,375	39.1%	105,096	32.6%	110,313	66.1%	95,565	71.2%
Residential mortgage	73,144	26.8%	76,924	34.0%	107,447	33.3%	8,551	5.1%	10,398	7.7%
Consumer	26,680	9.8%	30,664	13.6%	93,509	29.0%	29,235	17.5%	10,483	7.8%
Total Loans	$272,559	100.0%	$226,140	100.0%	$322,532	100.0%	$166,792	100.0%	$134,218	100.0%

There are no concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio. There are no foreign loans in the portfolio. As a preferred SBA lender, a portion of the SBA portfolio is outside of the Company’s lending area.

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2001.

Loan Maturities

	Within 1 Year	1 - 5 Years	After 5 Years	Total
	(In thousands)
SBA	$53,473	$—	$—	$53,473
Commercial	52,229	62,847	4,186	119,262
Residential mortgage	3,160	65,781	4,203	73,144
Consumer	16,455	7,690	2,535	26,680
Total	$125,317	$136,318	$10,924	$272,559
Amount of loans based upon:
Fixed interest rates				$113,235
Floating or adjustable interest rates				159,324
Total				$272,559

Asset Quality

Inherent in the lending function is the possibility a customer may not perform in accordance with the contractual terms of the loan. A borrower’s inability to pay its obligations according to the contractual terms can create the risk of past due loans and ultimately credit losses, especially on collateral deficient loans.

Non-performing loans consist of loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income. Loans past due 90 days and still accruing interest are not included in non-performing loans. Management has evaluated the loans past due 90 days or greater and still accruing interest and determined that they are well collateralized and in the process of collection. The majority of loans 90 days past due and still accruing interest are loans where customers continue to make the monthly principal and interest payments, however, the loans have matured and are pending renewal.

Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures. Due diligence on loans begins upon the origination of a loan with a borrower. Documentation, including a borrower’s credit history, materials establishing the value of potential collateral, the source of funds for repayment of the loan and other factors are analyzed before a loan is submitted for approval. The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm is used to conduct independent credit reviews.

The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:

	2001	2000	1999	1998	1997
	(In thousands)
Non-performing by category
Commercial & SBA	$3,004	$2,064	$692	$—	$—
Real Estate	—	807	720	2,297	861
Consumer	180	32	—	—	82
Total non-performing loans	$3,184	$2,903	$1,412	$2,297	$943
OREO	258	142	1,505	—	—
Other asset (1)	—	—	—	1,131	—
Total non-performing assets	$3,442	$3,045	$2,917	$3,428	$943

Past due 90 days or more and still accruing interest
Commercial & SBA	$13	$578	$—	$803	$346
Real Estate	—	694	159	790	206
Consumer	56	—	7	7	—
Total	$69	$1,272	$166	$1,600	$552
Non-performing loans to total loans	1.17%	1.28%	0.44%	1.38%	0.70%
Non-performing assets to total loans and OREO	1.26%	1.21%	0.70%	1.97%	0.70%
Allowance for loans losses as a percentage of non-performing loans	99.40%	88.12%	153.90%	79.45%	140.19%

(1) Reflects the value of an impaired asset associated with an unauthorized overdraft

Nonperforming loans increased $281 thousand from $2.9 million at year-end 2000, to $3.2 million at December 31, 2001. The increase in nonaccrual loans is due primarily to increased levels of non-performing commercial accounts. Included in non-performing loans are $1.3 million of loans that are guaranteed by the SBA. Loans past due 90 days or more and still accruing decreased $1.2 million from December 31, 2000 to $69 thousand primarily as a result of renewal of performing loans which had matured. Other real estate owned (OREO) properties increased by $116 thousand in 2001, from

$142 thousand at year-end 2000. OREO is carried at the lower of cost or market, less estimated selling costs. Total non-performing assets amounted to $3.4 million, an increase of $397 thousand compared with $3.0 million at year-end 2000.

Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial product were $0.3 million and $0.3 million at December 31, 2001 and 2000, respectively.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level sufficient to absorb estimated credit losses in the financial statements as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process, which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

Additions to the allowance are made by provisions charged to expense whereas the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower’s financial condition and changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies have in the past and may in the future require the Bank to make additional adjustments based on their judgments about information available to them at the time of their examination.

The allowance for loan losses amounted to $3.2 million at December 31, 2001, compared to $2.6 million the prior year-end. The increase in the allowance for loan losses was due to the provision for loan losses of $1.4 million exceeding $0.8 million of net charge-offs. The increase was primarily attributable to the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated potential losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers and general economic conditions.

The following is a reconciliation summary of the allowance for loan losses for the past five years:

	2001	2000	1999	1998	1997
	(In thousands)
Balance at beginning of year	$2,558	$2,173	$1,825	$1,322	$886
Charge-offs:
Commercial and SBA	756	278	432	60	10
Residential mortgage	48	19	871	254	55
Consumer	119	75	130	15	3
Total Charge-offs	923	372	1,433	329	68

Recoveries:
Commercial and SBA	42	12	16	—	—
Real estate	39	17	2	23	6
Consumer	49	12	20	5	—
Total recoveries	130	41	38	28	6
Total net charge-offs	$793	$331	$1,395	$301	$62
Provision charged to expense	$1,400	$716	$1,743	$804	$498
Balance at end of year	$3,165	$2,558	$2,173	$1,825	$1,322
Net charge-offs to average loans	0.33%	0.12%	0.59%	0.21%	0.05%
Allowance to total loans	1.16%	1.13%	0.67%	1.09%	0.98%

The ratio of allowance for loan losses to total loans at December 31, 2001 and 2000 was 1.16 percent and 1.13 percent, respectively. The allowance for loan losses as a percentage of non-performing loans was 99.4 percent at December 31, 2001, compared to 88.12 percent at the end of 2000.

The following table sets forth for each of the major lending areas, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31 of each year. The allocated allowance is the total of identified specific and general reserves by loan. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the portfolio.

	2001		2000		1999		1998		1997
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
		(In thousands)
Balance Applicable to:
SBA	$776	19.6%	$447	13.3%	$309	5.1%	$237	11.3%	$396	13.3%
Commercial	1,756	43.8%	1,483	39.1%	1,222	32.6%	1,235	66.1%	741	71.2%
Residential mortgage	325	26.8%	296	34.0%	74	33.3%	90	5.1%	26	7.7%
Consumer	308	9.8%	332	13.6%	568	29.0%	263	17.5%	159	7.8%
Total	$3,165	100.0%	$2,558	100.0%	$2,173	100.0%	$1,825	100.0%	$1,322	100.0%

Investment Security Portfolio

Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Securities available for sale were $59.8 million at December 31, 2001, an increase of $22.0 million, or 58.1 percent from year-end 2000. During the year 2001, $60.2 million of securities available for sale were purchased. Securities available for sale consist primarily of mortgage-backed securities, U.S. Government and Federal agency securities, corporate bonds and equity securities. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create economically more attractive returns and as an additional source of earnings.

The average balance of securities available for sale amounted to $55.7 million in 2001 compared to $38.7 million in 2000. As a result of the lower interest-rate environment, the average yield earned on the available for sale portfolio decreased 105 basis points, from 7.03 percent in 2000 to 5.98 percent in 2001. Sales of securities available for sale aggregated $13.4 million in 2001 generating a gain of $157 thousand. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 3.2 years at December 31, 2001.

At December 31, 2001, the portfolio had net unrealized losses of $8 thousand compared to a net unrealized loss of $474 thousand at the end of the prior year. These unrealized losses are reflected net of tax in shareholders’ equity as other comprehensive income.

Securities held to maturity, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The portfolio is comprised of U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies and corporate securities. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase. Securities held to maturity were $20.9 million at December 31, 2001, a decrease of $12.1 million or 36.7 percent from year-end 2000. The decline in held to maturity securities was a result of calls and maturities, and their reinvestment in the securities available for sale portfolio. As of December 31, 2001 and 2000, the market value of held to maturity securities was $21.1 million and $32.2 million, respectively. The improvement in the market value of the investment portfolios was due to the declining interest rate environment. The average balance of securities held to maturity amounted to $25.3 million in 2001 compared to $33.7 million in 2000. As a result of the maturity of lower yielding investments the average yield earned on the held to maturity increased 16 basis points, from 5.96 percent in 2000 to 6.12 percent in 2001. The weighted average repricing of held to maturity securities, adjusted for prepayments, amounted to 4.4 years at December 31, 2001.

Approximately 85 percent of the total investment portfolio had a fixed rate of interest. In the normal course of business, the Company accepts government deposits, for which investment securities are required as collateral. As of December 31, 2001, $19.5 million of securities were pledged.

Deposits

Deposits, which include non-interest bearing demand deposits and interest-bearing savings and time deposits, are the primary source of the Company’s funds. For the year, the Company realized continued growth in deposits. This growth was achieved through the emphasis on customer service, competitive rate structures and selective marketing through the Company’s twelve-branch network. The Company attempts to establish a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.

The following are period-end deposit balances for each of the last three years.

At December 31,	2001		2000		1999
	Amount	%	Amount	%	Amount	%
	(In Thousands)
Ending Balance:
Interest-bearing
demand deposits	$119,864	35.3%	$106,262	33.1%	$106,712	29.9%
Savings deposits	30,982	9.1%	30,634	9.6%	35,541	9.9%
Time deposits	124,411	36.6%	130,314	40.7%	150,206	42.0%
Demand deposits	64,697	19.0%	53,108	16.6%	65,079	18.2%
Total deposits	$339,954	100.0%	$320,318	100.0%	$357,538	100.0%

Total deposits increased $19.6 million to $340.0 million at December 31, 2001 from $320.3 million at December 31, 2000. The increase in deposits was primarily the result of a $11.6 million increase in demand deposits and $13.6 million increase in interest bearing checking, offset by a decline in time deposits. Non-interest bearing demand deposits represented 19.0 percent of total deposits at December 31, 2001, up from 16.6 percent in 2000. The increase in non-interest bearing deposits can be attributed to the increase in commercial accounts due to lending relationships. The average cost of interest bearing deposits in 2001 was 4.04 percent compared to 4.95 percent for 2000. The decrease in the cost of deposits can be attributed to the decline in interest rates and the repricing and runoff of higher costing promotional deposits. The decrease in the cost of deposits was the primary cause of the increase in the Company’s net interest margin in 2001.

The following are average deposits for each of the last three years.

	2001		2000		1999
	Amount	%	Amount	%	Amount	%
	(In Thousands)
Average Balance:
Interest-bearing
demand deposits	$109,444	33.5%	$116,541	31.1%	$87,952	28.1%
Savings deposits	30,837	9.4%	35,491	9.5%	35,245	11.3%
Time deposits	130,063	39.7%	162,736	43.4%	139,187	44.4%
Demand deposits	56,967	17.4%	59,885	16.0%	50,663	16.2%
Total deposits	$327,311	100.0%	$374,653	100.0%	$313,047	100.0%

On average, total deposits declined 12.6 percent, or $47.3 million, for 2001, to average $327.3 million. The decreases in average deposits is attributed to the $48.0 million of deposit sales in 2000.

Borrowed Funds

Borrowed funds consist of advances from the Federal Home Loan Bank (“FHLB”) of New York. These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation. Residential mortgages collateralize the borrowings from the FHLB. As of December 31, 2001, total borrowings were $10.0 million, flat from the prior year-end. At December 31, 2001, the Company had $13.0 million of additional availability at the FHLB. The 4.92 percent $10.0 million FHLB borrowing at December 31, 2001 is callable at any time and due December 2010.

Asset/Liability Management

Based on the Company’s business, the two largest risks facing the Company are credit risk and market risk. Market risk, for the Company, is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. This risk is managed by the Asset/Liability Committee (ALCO). The principal objectives of the ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board approved guidelines. The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

The Company uses various techniques to evaluate risk levels on both a short and long-term basis. One of the monitoring tools is the “gap” ratio. A gap ratio, as a percentage of assets, is calculated to determine the maturity and repricing mismatch between interest rate-sensitive assets and interest rate-sensitive liabilities. A gap is considered positive when the amount of interest rate-sensitive assets repricing exceeds the amount of interest rate-sensitive liabilities repricing in a designated time period. A positive gap should result in higher net interest income with rising interest rates, as the amount of the assets repricing exceed the amount of liabilities repricing. Conversely, a gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest-rate-sensitive assets, and lower rates should result in higher net interest income.

The following table sets forth the gap ratio at December 31, 2001. Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds. Core deposits, such as demand interest, savings, and money market deposits, are allocated based on their expected repricing in relation to changes in market interest rates.

	Under six Months	Six months through one year	More than one year through two years	More than two years through five years	More than five years through ten years	More than ten years and not repricing	Total

	(In thousands)
Assets
Cash & due from banks	$5,516	$—	$—	$—	$—	$11,316	$16,832
Federal Funds sold	—	—	—	—	—	—	—
Investment Securities	19,183	7,489	13,254	25,459	8,372	6,939	80,696
Loans	108,769	16,391	20,884	115,591	5,646	5,278	272,559
Other assets	—	—	—	—	—	9,145	9,145
Total Assets	$133,468	$23,880	$34,138	$141,050	$14,018	$32,678	$379,232
Liabilities and shareholders’ equity
Non interest demand	$—	$—	$—	$—	$—	$64,697	$64,697
Savings and checking	76,652	5,537	6,350	49,134	13,173	—	150,846
Time deposits	56,267	42,247	13,873	11,877	147	—	124,411
Other debt	—	—	—	10,000	—	—	10,000
Other liabilities	—	—	—	—	—	4,442	4,442
Shareholders’ equity	—	—	—	—	—	24,836	24,836
Liabilities and shareholders’ equity	$132,919	$47,784	$20,223	$71,011	$13,320	$93,975	$379,232
Gap	$549	$(23,904)	$13,915	$70,039	$698	$(61,297)	—
Cumulative Gap	$549	$(23,355)	$(9,440)	$60,599	$61,297	—	—
Cumulative Gap to total assets	0.14%	(6.16)%	(2.49)%	15.98%	16.16%	—	—

Repricing of mortgage-related investments are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate. Callable agency securities are shown based upon their option-adjusted spread modified duration date (“OAS”), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to next call date, the maturity date, market volatility and current rate levels. Fixed rate loans are allocated based on expected amortization.

At December 31, 2001, there was a six-month liability-sensitive gap of $549 thousand and a one-year liability gap of $23.4 million, as compared to $33.2 million and $59.9 million for the prior year, respectively. The improvement in the liability gap is primarily a result of the reduction in certificate of deposits and the increase in adjustable rate SBA loans.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interests rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12-24 month time horizon. At December 31, 2001, these simulations show that with a 300 basis point immediate increase in interest rates, net interest income would decrease by approximately $0.2 million, or 1.3 percent. An immediate decline of 300 basis points in interest rates would decrease net interest income by approximately $0.7 million or 4.6 percent. These variances in net interest income are within the board-approved guidelines of +/- 7 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. The Company’s variance in the economic value of equity, as a percentage of assets with rate shocks of 200 basis points, is a decline of 1.4 percent in a rising rate environment and an increase of 0.14 percent in a falling rate environment. The variance in the EVPE is within board-approved guidelines of +/- 3.00 percent.

Operating, Investing and Financing

The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2001, the balance of cash and cash equivalents was $16.8 million, a decrease of $28.4 million from the end of the prior year.

Net cash used in operating activities totaled $3.6 million at December 31, 2001 compared to a $6.6 million in 2000. The primary source of funds is net income from operations adjusted for: provision for loan losses, depreciation expenses, originations of SBA loans held for sale and proceeds of SBA loans held for sale. The $3.6 million in cash used was primarily the result of the Company increasing the amount of SBA loans held for sale.

Net cash used in investing activities amounted to $45.6 million in 2001 compared to net cash provided by investing activities of $108.5 million in 2000. The cash used in investing activities was primarily a result of funding of the loan and securities portfolios and the purchase of loans offset by sales, maturities and pay downs in the investment portfolio.

Net cash provided by financing activities amounted to $20.8 million for 2001, compared to a use of cash of $71.8 million in 2000. The cash provided by financing activities was due to growth in the Company’s deposit base.

Liquidity

The Company’s liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Bank Holding Company

The principal sources of funds for the holding company are dividends paid by the Bank. Excluding the payment of preferred dividends to shareholders, the Bank Holding Company only pays expenses that are specifically for the benefit of the Holding Company. Other than its investment in the Bank the Holding Company does not actively engage in other transactions or business. As a result the annual expenses of the Holding Company are not material. At December 31, 2001 the Bank Holding Company had $1.3 million in cash and $0.1 million in marketable securities, valued at fair market value.

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

Total deposits and borrowings amounted to $350.0 million, as of December 31, 2001. The Company has augmented its liquidity with $10.0 million in borrowings from the FHLB of New York. At December 31, 2001, $13.0 million was available for additional borrowings from the FHLB of New York. Pledging additional collateral in the form of 1-4 family residential mortgages or investment securities can increase the line with the FHLB. An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $59.8 million and  $17.7 million respectively, at December 31, 2001.

As of December 31, 2001, deposits included $33.2 million of Government deposits, as compared to $31.7 million at year-end 2000. These deposits are generally short in duration and are very sensitive to price competition. The Company has significantly reduced its reliance on these deposits as a source of funds and believes the current portfolio of these deposits to be appropriate. Included in the portfolio were $29.6 million of deposits from two municipalities. The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company. At

December 31, 2001, the Bank had approximately $85.9 million of loan commitments, which will either expire or be funded, generally within one year. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately one half of these commitments are for SBA Loans, which may be sold into the secondary market.

Capital

        A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk adjusted assets of 8.0 percent.

In 2001, the Company concluded its exchange offer for shares of its Series A Preferred Stock. Under the terms of the exchange offer, 10.1 shares of common stock and 10.1 common stock purchase warrants were issued for each share of Series A Preferred Stock. Under the terms of the exchange offer, approximately 1.1 million shares of common stock and 1.1 million warrants were issued, for 97.5 thousand shares of tendered Series A Preferred Stock and the related unpaid dividends. Six thousand shares of Series A Preferred Stock remained outstanding at December 31, 2001. In 2001, the Company undertook a private placement of its common stock, raising a total of $1.1 million through the issuance of 269 thousand shares of common stock. The majority of the proceeds of the offering were contributed to the Bank.

The following table summarizes the Company’s and the Bank’s risk based and leveraged capital ratios at December 31, 2001 and 2000, as well as the required minimum regulatory capital ratios.

Company	Dec. 2001	Dec. 2000	Adequately Capitalized	Well Capitalized Requirements
Leverage ratio	6.62%	5.50%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.53%	9.61%	4.00%	6.00%
Total risk-based capital ratio	10.75%	10.76%	8.00%	10.00%

Bank	Dec. 2001	Dec. 2000	Adequately Capitalized	Well Capitalized Requirements
Leverage ratio	6.25%	5.24%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.00%	9.12%	4.00%	6.00%
Total risk-based capital ratio	10.22%	10.26%	8.00%	10.00%

At December 31, 2001, shareholders’ equity was $24.8 million, a $3.5 million increase from year-end 2000. The increase in shareholder’s equity was a result of $2.0 million in operating income, $1.1 million from a private placement offering and $289 thousand related to the appreciation in the securities portfolios. Total equity to assets at December 31, 2001 and 2000 was 6.55 percent and 5.99 percent, respectively.

Forward-Looking Statements

This report contains certain forward looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions by management.

Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to, the overall economy and the interest rate environment; the ability of the customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in tax, accounting or regulatory practices and requirements, and technological changes. Although management has taken certain steps to mitigate the negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on future profitability.

Independent Auditors’ Report

To the Shareholders and

Board of Directors of

Unity Bancorp, Inc:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiary as of December 31,2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Short Hills, New Jersey

January 25, 2002

Consolidated Balance Sheets

December 31,	2001	2000
	(in thousands)
Assets
Cash and due from banks	$16,832	$13,740
Federal funds sold	—	31,500
Securities
Available for sale	59,773	37,809
Held to maturity (fair value of $21,113 and $32,153 in 2001 and 2000, respectively)	20,923	33,028
Total securities	80,696	70,837

Loans
SBA held for sale	17,719	6,741
SBA held to maturity	35,754	23,436
Commercial	119,262	88,375
Residential mortgage	73,144	76,924
Consumer	26,680	30,664
Total loans	272,559	226,140
Less: Allowance for loan losses	3,165	2,558
Net loans	269,394	223,582

Premises and equipment, net	8,567	9,380
Accrued interest receivable	2,261	2,836
Other assets	1,482	4,128
Total Assets	$379,232	$356,003

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Non-interest bearing demand deposits	$64,697	$53,108
Interest bearing demand and saving deposits	150,846	136,896
Certificates of deposit, under $100,000	83,644	95,112
Certificates of deposit, $100,000 and over	40,767	35,202
Total deposits	339,954	320,318

Borrowed funds	10,000	10,000
Obligation under capital leases	2,853	2,899
Accrued interest payable	366	667
Accrued expenses and other liabilities	1,223	805
Total liabilities	354,396	334,689
Commitments and contingencies (Note 9)	—	—
Shareholders’ Equity:
Preferred stock class A,10% cumulative and convertible, 6 shares issued and outstanding in 2001,104 shares issued and outstanding in 2000	285	4,929
Common stock, no par value, 7,500 shares authorized, 5, 113 shares issued and outstanding in 2001; 3,864 shares issued and 3,707 shares outstanding in 2000	33,248	26,234
Treasury stock, at cost, 157 shares in 2000	—	(1,762)
Retained deficit	(8,692)	(7,793)
Accumulated other comprehensive loss	(5)	(294)
Total shareholders’ equity	24,836	21,314
Total Liabilities and Shareholders’ Equity	$379,232	$356,003

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

For the years ended December 31,	2001	2000	1999
	(in thousands, except per share amounts)
Interest Income
Federal funds sold and interest on deposits	$1,007	$1,380	$824
Securities
Available for sale	3,327	2,495	2,003
Held to maturity	1,549	2,010	1,794
Total securities	4,876	4,505	3,797
Loans
SBA loans	3,565	2,535	1,972
Commercial loans	7,870	8,877	9,596
Mortgage loans	4,640	4,842	2,400
Consumer loans	1,934	5,878	5,099
Total loan interest income	18,009	22,132	19,067
Total interest income	23,892	28,017	23,688
Interest Expense
Interest bearing demand deposits	3,093	5,129	3,210
Savings deposits	734	782	1,075
Time deposits	7,095	9,675	7,212
Other debt	780	736	1,241
Total interest expense	11,702	16,322	12,738
Net interest income	12,190	11,695	10,950
Provision for loan losses	1,400	716	1,743
Net interest income after provision for loan losses	10,790	10,979	9,207
Non-interest income
Service charges on deposit accounts	1,262	1,174	778
Service and loan fee income	1,261	1,140	1,065
Gain on sale of loans, net	2,014	1,182	3,063
Net securities gains	157	3	193
Other income	697	4,167	507
Total non-interest income	5,391	7,666	5,606

Non-interest expense
Salaries and employee benefits	6,814	9,198	8,710
Occupancy expense	1,648	2,230	2,383
Processing and communications	2,071	2,314	1,841
Furniture and equipment	1,100	1,227	1,332
Professional services	690	1,471	1,386
Deposit insurance	501	311	192
Loan servicing	270	707	672
Other expenses	1,428	6,260	4,062
Total non-interest expense	14,522	23,718	20,578
Income (loss) before (benefit) provision for income taxes	1,659	(5,073)	(5,765)
(Benefit) provision for income taxes	(382)	839	(2,387)
Net income (loss)	$2,041	$(5,912)	$(3,378)
Preferred stock dividends	2,062	413	—
Net Loss to common shareholders	$(21)	$(6,325)	$(3,378)

Loss per share — Basic and diluted	$0.00	$(1.71)	$(0.91)

Weighted average common shares outstanding — Basic and diluted	4,297	3,706	3,723

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity

	Preferred Stock	Common Stock	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	(in thousands, except per share amounts)
Balance, December 31, 1998	$—	$23,146	$4,534	$(1,202)	$(132)	$26,346
Comprehensive loss:
Net loss			(3,378)			(3,378)

Unrealized holding losses on securities arising during the period, net of tax of $491					(562)
Less: reclassification adjustment for gains included in net income, net of tax of $73					(120)
Net unrealized holding loss on securities arising during the period, net of tax of $418					(682)	(682)
Total comprehensive loss						(4,060)
Common stock — cash dividends: $0.24 per share			(854)			(854)
Common stock — stock dividend		2,158	(2,158)
Issuance of common stock
CMA acquisition, 102 shares		1,100				1,100
Warrants and Grants, 27 shares		(180)		423		243
Purchase of treasury stock, 93 shares				(983)		(983)

Balance, December 31, 1999	$—	$26,224	$(1,856)	$(1,762)	$(814)	$21,792

Comprehensive loss:
Net loss			(5,912)			(5,912)
Unrealized holding losses on securities arising during the period, net of tax of $320					522
Less: reclassification adjustment for gains included in net income, net of tax of $1					2
Net unrealized holding gain on securities arising during the period, net of tax of $319					520	520
Total comprehensive loss						(5,392)
Preferred stock dividends paid			(25)			(25)
Issuance of common stock: 2 shares		10				10
Issuance of preferred stock: 104 shares	4,929					4,929

Balance, December 31, 2000	$4,929	$26,234	$(7,793)	$(1,762)	$(294)	$21,314

Comprehensive income:
Net income			2,041			2,041
Unrealized holding losses on securities arising during the period, net of tax of $237					386
Less: reclassification adjustment for gains included in net income, net of tax of $60					97
Net unrealized holding gain on securities arising during the period, net of tax of $177					289	289
Total comprehensive income						2,330
Preferred stock dividends paid			(45)			(45)
Issuance of common stock:
Private placement 269 shares		504	(1,045)	1,648		1,107
Employee benefit plans 25 shares		81	(65)	114		130
Preferred stock conversion 1,111 shares	(4,644)	6,429	(1,785)			—

Balance, December 31, 2001	$285	$33,248	$(8,692)	$—	$(5)	$24,836

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the years ended December 31,	2001	2000	1999
	(in thousands)
Operating activities
Net income (loss)	$2,041	$(5,912)	$(3,378)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Write-off of intangibles	—	3,208	—
Provision for loan losses	1,400	716	1,743
Depreciation, amortization and accretion, net	1,216	1,639	1,590
Deferred income tax	476	(1,252)	496
Gain on sale of securities	(157)	(3)	(193)
Gain on sale of SBA loans held for sale	(2,014)	(2,142)	(1,324)
Loss (gain) on sale of other loans	—	960	(1,739)
Gain on sale of deposits	—	(3,477)	—
(Gain) loss on sale of OREO	(36)	112	—
Origination of SBA loans held for sale, net	(41,001)	(37,745)	(24,380)
Proceeds of loans held for sale, net	32,037	33,886	27,343
Net change in other assets and liabilities	2,427	3,427	(3,724)
Net cash used in operating activities	(3,611)	(6,583)	(3,566)

Investing activities
Purchases of securities held to maturity	(9,292)	—	(17,494)
Purchases of securities available for sale	(60,217)	(145)	(39,596)
Maturities and principal payments on securities held to maturity	21,397	1,222	2,683
Maturities and principal payments on securities available for sale	25,341	2,449	5,175
Proceeds from sale of securities available for sale	13,534	509	14,899
Purchases of loans	(11,610)	—	(56,070)
Proceeds from sale of other loans, net	—	79,058	—
Net (increase) decrease in loans	(25,005)	22,044	(102,143)
Purchases of premises and equipment	(150)	(825)	(5,291)
Proceeds from the sale of fixed assets	—	775	—
Proceeds from the sale of OREO Property	423	1,251	—
CMA acquisition	—	—	(1,700)
Redemption of bank owned life insurance	—	2,203	3,895
Net cash (used in) provided by investing activities	(45,579)	108,541	(195,642)

Financing activities
Increase in deposits	19,636	10,821	130,678
Sale of deposits	—	(44,564)	—
(Decrease) increase in borrowings	(46)	(43,000)	53,000
Proceeds from issuance of common stock	130	—	—
Proceeds from preferred stock offering, net	—	4,929	—
Proceeds from issuance of private placement offering	1,107	—	—
Purchase of treasury stock	—	—	(983)
Cash dividends on preferred stock	(45)	(25)	—
Cash dividends on common stock	—	—	(854)
Net cash provided by (used in) financing activities	20,782	(71,839)	181,841
(Decrease) increase in cash and cash equivalents	(28,408)	30,119	(17,367)
Cash and cash equivalents at beginning of year	45,240	15,121	32,488
Cash and cash equivalents at end of year	$16,832	$45,240	$15,121

Supplemental disclosures
Cash
Interest paid	$12,003	$16,854	$11,947
Income taxes (received) paid	(2,338)	(143)	775
Non-cash investing activities:
Transfer to other real estate owned from loans, net of charge offs	545	299	759

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.Summary of Significant Accounting Policies

Overview

The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the “Parent Company”) and its wholly-owned subsidiary, Unity Bank (the “Bank”, or when consolidated with the Parent Company, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Unity Bancorp, Inc. is a bank holding company incorporated in Delaware under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the “Bank”, or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through 12 branch offices located in Hunterdon, Somerset, Middlesex and Union counties in New Jersey. These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits, as well as personal investment advisory services. Unity Investment Services, Inc. is also a wholly-owned subsidiary of the Bank, used to hold part of the Bank’s investment portfolio. In the fourth quarter of 2000, the Bank closed Certified Mortgage Associates, Inc (“CMA”) which it had acquired in the first quarter of 1999 and accounted for under the purchase method of accounting. This wholly-owned subsidiary of the Bank originated and sold residential mortgages.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax assets, the carrying of loans held for sale and other real estate owned and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years to conform with the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold.

Securities

The Company classifies its securities into two categories, held to maturity and available for sale. Securities are classified as securities held to maturity based on management’s intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts on a method that approximates a level yield. Securities not classified as securities held to maturity are classified as securities available for sale and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders’ equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of operations on the date of sale.

Loans Held To Maturity and Loans Held For Sale

Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and net deferred loan origination fees and costs. Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment to the loan yield.

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

The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company has defined impaired loans to be all non-accrual loans. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan’s effective interest rate. Impairment can also be measured based on a loan’s observable market price or the fair value of collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.

The Company originates loans to customers under a SBA program that generally provides for SBA guarantees up to 85% of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing. The premium received on the sale of guaranteed portion of SBA loans is recoginzed in income. The non-guaranteed portion is generally held in the portfolio.

Serviced loans sold to others are not included in the accompanying consolidated balance sheets. Income and fees collected for loan servicing are credited to non-interest income when earned.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date. The allowance is increased by provisions charged to expense and is reduced by net charge-offs. The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management and a loan review consultant. A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the Company’s allowance for loan losses. These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, not to exceed 20 years.

Other Real Estate Owned

Other real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess over fair value. Subsequently, other real estate owned is carried at the lower of cost or fair value, as determined by current appraisals, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

Amortization of Intangible Assets

The Company recorded $3.9 million of intangible assets, associated with the 1999 acquisition of Certified Mortgage Associates, Inc., (CMA). In 2000, the CMA’s operations were discontinued and as a result, the intangible asset, net of accumulated amortization, was written-off. As of December 31, 2001 and 2000, the Company had no intangible assets.

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

Income (loss) Per Share

Basic income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, under the treasury stock method. In periods where there is a net loss, diluted loss per share equals basic loss per share as inclusion of options and warrants outstanding would cause an anti-dilutive effect.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) for the current period and the change in unrealized (loss) gain that was reported as a component of shareholders’ equity.

Recent Accounting Pronouncements

On October 3, 2001, The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ”, it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 did not have a significant impact on the Company’s financial statements.

In August, 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

On July 20, 2001, the FASB issued Statement No. 142, “Goodwill and Other Intangible Assets”. Statement 142 requires that goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination will not be amortized, but will continue to be evaluated periodically for impairment. The Company is required to adopt Statement 142 effective January 1, 2002. The Company currently has no recorded goodwill or intangible assets, therefore the initial adoption of Statement 142 did not have an impact the Company’s consolidated financial statements.

On July 20, 2001, the FASB issued Statement No. 141, “Business Combinations”. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. The Company was required to adopt the provisions of Statement 141 July 1, 2001. The initial adoption of Statement 141 had no impact on the Company’s consolidated financial statements.

                        In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125).” SFAS No. 140 supersedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans and securities; factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations; and extinguishment of liabilities. The provisions of SFAS No. 140 are effective for transactions entered into after March 31, 2001, companies with calendar year fiscal year ends that hold beneficial interest from previous securizations were required to make additional disclosures in their December 31, 2000 financial statements. The adoption of SFAS No. 140 did not have a material impact on the Company’s consolidated financial statements.

2. Securities

This table provides the major components of securities available for sale and held to maturity at amortized cost and fair value at December 31,

	2001				2000
	Gross Amortized Cost	Gross Unrealized Gains	Estimated Unrealized Losses	Fair Value	Gross Amortized Cost	Gross Unrealized Gains	Estimated Unrealized Losses	Fair Value
	(In thousands)
Securities Available for Sale
US Treasury securities	$348	$1	$—	$349	$7,097	$—	$(22)	$7,075
US Government Agencies	2,000	55	(22)	2,033	9,067	24	(39)	9,052
Mortgage backed securities	50,686	358	(128)	50,916	17,912	5	(275)	17,642
States & political securities	—	—	—	—	—	—	—	—
Corporate debt securities	5,440	—	(217)	5,223	964	—	(56)	908
Equity securities	1,307	—	(55)	1,252	3,243	—	(111)	3,132
Total securities available for sale	$59,781	$414	$(422)	$59,773	$38,283	$29	$(503)	$37,809

Securities Held to Maturity
US Government Agencies	$2,750	$97	$—	$2,847	$20,246	$—	$(620)	$19,626
Mortgage backed securities	15,143	102	(17)	15,228	12,782	—	(255)	12,527
Corporate debt securities	3,030	10	(2)	3,038	—	—	—	—
Total securities held to maturity	$20,923	$209	$(19)	$21,113	$33,028	$—	$(875)	$32,153

The table below provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2001 is primarily distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls. The total weighted average yield excludes equity securities.

Securities

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Value	Yield
	(In thousands)
Available for Sale at Fair Value:
US Government and Federal agencies	$394	3.23%	$—	—	$2,033	5.99%	$—	—	$2,382	5.58%
Other Securities
Mortgage-Backed	3	3.88%	2,925	5.33%	5,864	5.27%	42,124	5.97%	50,916	5.85%
Other Debt	—	—	975	5.85%	895	6.64%	3,353	5.09%	5,223	5.50%
Equities, net	1,252	—	—	—	—	—	—	—	1,252	—
Total Other	1,255	3.93%	3,900	5.46%	6,759	5.45%	45,477	5.91%	57,391	5.82%
	$1,604	3.24%	$3,900	5.46%	$8,792	5.57%	$45,477	5.91%	$59,773	5.81%

Held to Maturity at Cost:
US Government and Federal agencies	$—	—	$1,500	5.44%	$1,250	5.17%	$—	—	$2,750	5.31%
Mortgage-Backed	—	—	—	—	276	5.99%	14,867	6.54%	15,143	6.53%
Other Debt	—	—	1,011	6.44%	—	—	2,019	6.68%	3,030	6.60%
	$—	—	$2,511	5.84%	$1,526	5.31%	$16,886	6.56%	$20,923	6.38%

Gross realized gains on securities available for sale amounted to $202,000, $4,600 and $287,000, while gross realized losses amounted to $45,000, $2,100 and $94,000 for the years 2001, 2000 and 1999, respectively.  These net amounts are included in non-interest income as securities gains in the Consolidated Statements of Operations.  The carrying value of investment securities pledged to secure public funds amounted to $19,461,000 and $30,737,000 at December 31, 2001 and 2000, respectively.

3. Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31 was as follows:

	2001	2000
	(In thousands)
SBA held for sale	$17,719	$6,741
SBA held to maturity	35,754	23,436
Commercial	119,262	88,375
Residential mortgage	73,144	76,924
Consumer	26,680	30,664
Total loans	$272,559	$226,140

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $99,992,000 and $86,544,000 at December 31, 2001 and 2000, respectively.

As of December 31, 2001 and 2000, the Bank’s recorded investment in impaired loans, defined as nonaccrual loans, was $3,184,000 and $2,903,000, respectively, and the related valuation allowance was $437,000 and $417,000 respectively. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets. Interest income that would have been recorded had these impaired loans performed under the original contract terms was $288,000 in 2001 as compared to $313,000 in 2000. Average impaired loans for 2001 and 2000 were $2,856,000 and $2,326,000 respectively. At December 31, 2001, $69,000 of loans were past due greater than 90 days but still accruing interest as compared to $1,272,000 at December 31, 2000. Management has evaluated these loans and determined that they are well collateralized or in the process of collection.

As of December 31, 2001, approximately 71 percent of the Company’s loans were secured by real estate. A portion of the Company’s SBA loans are located outside the Company’s lending area.

As of December 31, 2001,$23.0 million in residential mortgages were pledged to secure borrowed funds.

In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company’s normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

2001
(In thousands)
Loans to officers, directors or their associates at December 31, 2000	$2,001
New loans	1,313
Reductions through resignations	—
Repayments	(872)
Loans to officers, directors or their associates at December 31, 2001	$2,442

4. Allowance for Loan Losses

The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

An analysis of the change in the allowance for loan losses during years 1999 through 2001 is as follows:

	2001	2000	1999
	(In thousands)
Balance at beginning of year	$2,558	$2,173	$1,825
Provision charged to expense	1,400	716	1,743
	$3,958	$2,889	$3,568
Charge-offs	923	372	1,433
Recoveries	130	41	38
Net charge-offs	793	331	1,395
Balance at end of year	$3,165	$2,558	$2,173

5. Premises and Equipment

The detail of premises and equipment as of December 31, 2001 and 2000 is as follows:

	2001	2000
	(In thousands)
Land and buildings	$2,798	$2,793
Capital leases	2,603	2,714
Furniture, fixtures and equipment	5,312	5,079
Leasehold improvements	2,129	2,119
Gross premises and equipment	12,842	12,705
Less: Accumulated depreciation and amortization	(4,275)	(3,325)
Net premises and equipment	$8,567	$9,380

Amounts charged to non-interest expense for depreciation of premises and equipment amounted to $963,000 in 2001, $1,251,000 in 2000 and $956,000 in 1999.

6. Other Assets

The detail of other assets as of December 31, 2001 and 2000 is as follows:

	2001	2000
	(In thousands)
Income taxes receivable	$—	$2,591
Net deferred tax asset	762	456
Prepaid expenses	248	589
Other real estate owned	258	142
Other	214	350
Total Other Assets	$1,482	$4,128

7. Deposits

The following schedule details the maturity distribution of time deposits:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Over 4 years	Total

	(In thousands)
At December 31, 2001
$ 100,000 or more	$37,091	$2,510	$856	$310	$—	$40,767
Less than $100,000	$61,424	$11,363	$8,726	$842	$1,289	$83,644

8. Borrowings

The following table presents the period-end and average balance of borrowed funds for the last two years with resultant rates:

	2001		2000
	(In thousands)
FHLB Borrowings	Amount	Rate	Amount	Rate
At December 31,	$10,000	4.92%	$10,000	4.92%
Year-to-date average	$10,023	4.92%	$8,289	6.16%

The ten year borrowings at December 31,2001 are callable at any time by the FHLB and mature December 2010.

9. Commitments and Contingencies

Facility Lease Obligations

The Company operates twelve branches, five branches under operating leases, including its headquarters, four branches under capital leases and three branches are owned. In addition, the Company has long term leases on four other locations which are third parties, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases contractual expiration range is between the years 2006 and 2013. The following schedule summarizes the contractual rent payments for the future years.

	Operating Lease Rental Payments	Capital Lease Rental Payments	Rent From Sublet Locations	Net Rent Obligation
	(In thousands)
2002	$605	$676	$352	$929
2003	609	695	360	944
2004	512	721	376	857
2005	527	740	385	882
2006	86	703	394	395
Thereafter	—	2,646	1,654	992

Total rent expense including the payments made under the capital leases totaled $917,000 and $915,000 and $1,290,000 for 2001, 2000 and 1999, respectively.

Litigation

The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In the best judgement of management, based upon consultation with counsel, the consolidated financial position or results of operations of the Company will not be affected materially by the final outcome of any pending legal proceedings or other contingent liabilities and commitments.

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance approximately $85,946,000 to its borrowers as of December 31, 2001, as compared to $42,193,000 at December 31, 2000. At December 31, 2001, $15,364,000 of these commitments expire after one year, as compared to $13,580,000 a year earlier. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately one half of these commitments are for SBA loans which may be sold in the secondary market.

10. Shareholders’ Equity

On March 13, 2000, the Company completed an offering of shares of a newly created class of Series A preferred stock. The offering was undertaken without registration with the Securities and Exchange Commission to a limited number of sophisticated investors. The preferred stock bears a cumulative dividend rate of 10 percent, and is convertible into shares of the Company’s common stock at an assumed value of $7.25 per common share. The Company also has rights to force conversion of its preferred stock into common stock starting in March 2002 at an assumed common stock price of $7.25 per share. The Company obtained $5.2 million in proceeds from this offering. The Company issued 103.5 thousand shares of the preferred stock.

On July 13, 2001, the Company concluded an exchange offer for shares of its Series A Preferred Stock, with 94 percent of the 103.5 thousand shares converting to common stock. Under the terms of the exchange offer, 10.1 shares of common stock and 10.1 common stock purchase warrants were issued for each share of Series A Preferred Stock. Each warrant allows the holder to purchase one share of common stock at an exercise price of $5.50 for a fifteen-month period ending October 16, 2002. In addition, one share of common stock and one common purchase warrant were issued in full satisfaction of each $4.95 of accrued but unpaid dividends on each share of Series A Preferred Stock tendered. Approximately $627 thousand of unpaid dividends were settled in the exchange offer. Under the terms of the exchange offer, approximately 1.1 million shares of common stock and 1.1 million warrants were issued, for 97.5 thousand shares of tendered Series A Preferred Stock and the related unpaid dividends. Six thousand shares of Series A Preferred Stock remain outstanding. As a result of the exchange, the Company recorded a $1.8 million non-cash dividend, representing the value of the additional consideration transferred in the transaction over the fair value of securities issuable pursuant to the original terms of the agreement. This dividend had no impact on total capital, but significantly reduced earnings per common share for the third quarter and full year of 2001.

In September 2001, a private placement common stock offering was undertaken to raise additional capital to support asset growth and to increase regulatory capital. The offering raised $1.1 million in capital through the issuance of 269 thousand common shares. The shares issued in the private placement are restricted from sale for one year.

11. Other Income

The other income components for the years ended December 31, 1999 through 2001 are as follows:

	2001	2000	1999
	(In thousands)
Non-deposit account transaction charges	$174	$225	$144
Income from cash surrender value of life insurance	—	108	248
Gain on the sale of deposits	—	3,477	—
Other income	523	357	115
Total other income	$697	$4,167	$507

12. Other Operating Expenses

The other operating expense components for the years ended December 31,1999 through 2001 are as follows:

	2001	2000	1999
	(In thousands)
Advertising	$375	$815	$881
Travel, entertainment, training & recruiting	337	434	373
Amortization of intangible assets**	—	3,595	393
Other expense*	716	1,416	2,415
Total other operating expenses	$1,428	$6,260	$4,062

*              1999 includes a $786 thousand write-down of uncollected assets associated with a check-kiting scheme.

**           2000 includes a $3.2 million write-down of intangibles, associated with closing CMA.

13. Income Taxes

The components of the (benefit) provision for income taxes are as follows:

	2001	2000	1999
	(In thousands)
Income Taxes
Federal — Current provision (benefit)	$—	$—	$(2,239)
Federal — Deferred provision (benefit)	404	(936)	496
Total Federal provision (benefit)	404	$(936)	$(1,743)
State — Current provision (benefit)	101	181	(644)
State — Deferred provision (benefit)	72	(316)	—
Total State provision (benefit)	$173	$(135)	$(644)
Valuation Allowance	(959)	1,910	—
Total (benefit) provision for income taxes	$(382)	$839	$(2,387)

A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

	2001	2000	1999
	(In thousands)
Federal income taxes at statutory rate	$564	$(1,725)	$(1,960)
State income taxes, net of Federal income tax effect	114	95	(425)
Other, net	(101)	559	(2)
Valuation allowance	(959)	1,910	—
(Benefit) provision for income taxes	$(382)	$839	$(2,387)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

	2001	2000
	(In thousands)
Allowance for loan losses	$1,000	$818
Unrealized loss on securities available for sale	3	180
Deferred loan costs	(260)	(370)
Operating loss carry-forward	726	1,606
Mark to market valuation — loans held for sale	—	—
Other, net	244	132
Net deferred tax asset	1,713	$2,366
Less: valuation allowance	(951)	(1,910)
Net deferred tax asset	$762	$456

The Company computes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for tax consequences of “temporary differences” by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company provided a valuation allowance of $1.9 million in 2000. The balance of the valuation allowance at December 31, 2001 was $951 thousand which reduced the deferred tax asset to $762 thousand.

At December 31, 2001, the Company had available for federal and state tax purposes, pre tax net operating loss carryforwards of approximately $373 thousand and $10.0 million, respectively. The net operating loss carryforwards for federal and state purposes expire 2021 and 2008, respectively.

14. Loss per Common Share

The following is a reconciliation of the calculation of basic and dilutive loss per share. All share amounts have been restated to include the effect of a 5% stock dividend paid on January 8,1999.

	2001	2000	1999
Net Income (Loss)	$2,041	$(5,912)	$(3,378)
Less: Preferred stock dividends	276	413	—
Preferred stock exchange dividend	1,786	—	—
Net loss to common shareholders	$(21)	$(6,325)	$(3,378)

Weighted average common shares outstanding	4,297	3,706	3,723
Plus: Potential dilutive common stock	—	—	—
Diluted average common shares outstanding	4,297	3,706	3,723

Net loss per common share - basic and diluted	0.00	$(1.71)	$(0.91)

15. Regulatory Capital

        A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses subject to limitations, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent. In addition to the risk-based guidelines, regulators require that a bank which meets the regulator’s highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 3 percent. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

The Company and the Bank entered into stipulations and agreements with each of their respective regulators on July 18,2000, due to among other things, operating losses, failure to meet minimum federal risk-based capital requirements and the New Jersey Department of Banking and Insurance’s required 6.0 percent leverage ratio.

In accordance with the capital plan, in 2000, the Company raised a net $4.9 million of a newly created class of preferred stock, without Securities and Exchange Commission registration, and reduced its financial assets through sales of loan and deposit portfolios. The Company and the Bank have met the federal minimum risk-based capital requirements since the March 2000 preferred stock offering. Both the Company and the Bank believe that they are in compliance with all provisions of the agreements and were well capitalized as of December 31, 2001.

At December 31, 2001, the Bank is required by the New Jersey Department of Banking and Insurance to maintain a Tier 1 leverage ratio of 6 percent in order for the Bank to pay dividends to the Company and the Company to pay dividends on its common and perferred stock.

As of December 31, 2001, the Bank’s Tier 1 leverage ratio was 6.25 percent. The Regulatory Cease and Desist Orders were lifted in the first quarter of 2002. The lifting of the Orders was a direct result of the increase in capital and the improvement in the Company’s financial performance.

The Company’s capital amounts and ratios for each of the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(In thousands)
As of December 31, 2001
Leverage ratio	$24,786	6.62%	$	≥14,977	4.00%	$	≥18,721	5.00%
Tier I risk-based ratio	$24,786	9.53%	$	≥10,405	4.00%	$	≥15,607	6.00%
Total risk-based capital ratio	$27,951	10.75%	$	≥20,810	8.00%	$	≥26,012	10.00%

As of December 31, 2000
Leverage ratio	$21,539	5.50%	$	≥15,670	4.00%	$	≥19,588	5.00%
Tier I risk-based ratio	$21,539	9.61%	$	≥8,961	4.00%	$	≥13,442	6.00%
Total risk-based capital ratio	$24,097	10.76%	$	≥17,922	8.00%	$	≥22,403	10.00%

The Bank’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(In thousands)
As of December 31, 2001
Leverage ratio	$23,384	6.25%	$	≥14,970	4.00%	$	≥18,713	5.00%
Tier I risk-based ratio	$23,384	9.00%	$	≥10,394	4.00%	$	≥15,591	6.00%
Total risk-based capital ratio	$26,549	10.22%	$	≥20,788	8.00%	$	≥25,986	10.00%

As of December 31, 2000
Leverage ratio	$20,394	5.24%	$	≥15,579	4.00%	$	≥19,474	5.00%
Tier I risk-based ratio	$20,394	9.12%	$	≥8,946	4.00%	$	≥13,419	6.00%
Total risk-based capital ratio	$22,952	10.26%	$	≥17,892	8.00%	$	≥22,365	10.00%

16. Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 15 percent of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $43,794, $42,000 and $39,000 to the Plan in 2001, 2000 and 1999, respectively.

The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the 401(k) plan.

The Company has five stock option Plans. These Plans allow the Board of Directors to grant options to officers, employees and members of the Board. Option prices are determined by the Board, provided however, that the option price may not be less than 85 percent of the fair market value of the shares at the date of the grant. The period during which the option is vested varies, but no option may be exercised after 10 years from the date of the grant. As of December 31, 2001, 811,876 shares have been reserved for issuance under the Plans, 685,316 shares have been issued, leaving 126,560 shares available.

Transactions under these five stock option plans are summarized as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding, December 31, 1998	422,110	$6.17 - $15.24	$10.38
Options granted	143,100	9.88 - 13.50	11.21
Options exercised	—	—	—
Options expired	(36,990)	9.88 - 15.24	10.95
Outstanding, December 31, 1999	528,220	$6.17 - $13.69	$10.57
Options granted	88,500	2.81 - 8.00	6.31
Options exercised	—	—	—
Options expired	(315,864)	5.88 - 13.50	10.44
Outstanding, December 31, 2000	300,856	$2.81 - $13.69	$9.45
Options granted	445,000	3.05 - 4.25	3.98
Options exercised	—	—	—
Options expired	(123,333)	3.05 - 13.69	8.34
Outstanding, December 31, 2001	622,523	$2.81 - $11.21	$5.76

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans. Under APB Opinion 25, compensation costs for the stock option is not recognized. The Company’s net (loss) income and (loss) income per share would have been reduced to the pro forma amounts indicated in the following schedule had there been compensation costs for the Company’s stock option plans, based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No.123. The estimated fair value of each award option was $2.31, $4.59 and $6.19 in 2001, 2000 and 1999, respectively.

SFAS 123 Proforma Restatement

	2001	2000	1999
	(In thousands, except per share amounts)
Net loss-
As reported	$(21)	$(6,325)	$(3,378)
Pro forma	$(708)	$(6,631)	$(3,602)

Loss per share-
Basic and diluted as reported	$(0.00)	$(1.71)	$(0.91)
Pro forma	$(0.16)	$(1.79)	$(0.97)

The fair value of each option grant under the Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999 respectively; dividend yields of 0.0%, 0.0% and 0.0% respectively, expected volatility of 80.0%, 90.0% and 90.0% respectively, risk-free interest rates of 4.56%, 5.55% and 5.75% respectively, and expected lives of 3.5, 3.4 and 3.8, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise Price		Shares Outstanding at December 31, 2001	Remaining Contractual Life	Shares Exercisable at December 31, 2001
<$3.99		191,750	9.1 years	3,333
$4.00 - $5.99		264,000	9.5 years	194,417
$6.00 - $7.99		1,681	2.4 years	1,515
$8.00 - $9.99		18,750	1.3 years	17,084
$10.00 - $11.99		146,342	2.2 years	120,113
$5.76	*	622,523		336,462

* Weighted average exercise price

Select key employees and Board members are eligible to participate in the Company’s two Stock Bonus Plans. Under the Plans, the Company may award stock grants to those employees and Board members at its discretion. The Company records an expense equal to the number of shares granted multiplied by the fair market value of the stock at the date of grant. The company granted 26,894 shares to employees and Board members in 1999, resulting in approximately $289,000 in expense. No shares were granted in 2000 or 2001. As of December 31, 2001, the Company has 47,646 shares reserved for issuance under the Stock Bonus Plans.

17. Fair Value of Financial Instruments

The fair value estimates for financial instruments are made at a discrete point in time based upon relevant market information and information about the underlying instruments.

Because no market exists for a portion of the Company’s financial instruments, fair value estimates are based on judgment regarding a number of factors. These estimates are subjective in nature and involve some uncertainties. Changes in assumptions and methodologies may have a material effect on these estimated fair values. In addition, reasonable comparability between financial institutions may not be likely due to a wide range of permitted valuation techniques and numerous estimates which must be made. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Federal Funds Sold-

For those short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities-

For the held to maturity and available for sale portfolios, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans-

The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the credit, collateral and interest rate risk inherent in the loan.

Deposit Liabilities-

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

Borrowings-

The fair value of borrowings are estimated by discounting the projected future cash flows using current market rates.

Unrecognized Financial Instruments

At December 31, 2001, the Bank had standby letters of credit outstanding of $197,500, as compared to $282,000 at December 31, 2000. The fair value of these commitments is nominal.

Below are the Company’s estimated financial instruments fair value as of December 31, 2001 and 2000:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets-
Cash and Federal funds sold	$16,832	$16,832	$45,240	$45,240
Securities held to maturity	20,923	21,113	33,028	32,153
Securities available for sale	59,773	59,773	37,809	37,809
Loans, net of allowance for possible loan losses	269,394	270,943	223,582	221,124
Financial liabilities- Total deposits	339,954	341,930	320,318	320,579
Financial liabilities- Borrowings	10,000	11,111	10,000	10,040

18. Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

	December 31
Balance Sheets	2001	2000
	(in thousands)
Assets:
Cash	$1,267	$721
Securities available for sale	123	412
Investment in Bank subsidiary	23,413	20,169
Other assets	92	117
Total assets	$24,895	$21,419
Liabilities and Shareholders’ Equity:
Other liabilities	$59	$105
Shareholders’ equity	24,836	21,314
Total Liabilities and Shareholders’ equity	$24,895	$21,419

	December 31
Statements of Operations	2001	2000	1999
	(in thousands)
Interest income	$34	$97	$187
Interest expense	—	15	—
Net interest income	34	82	187
Gain on sale of available for sale securities	53	4	205
Total income	87	86	392
Compensation	—	79	431
Other expenses	236	594	618
Loss before income tax benefit and equity in undistributed loss of subsidiary	(149)	(587)	(657)
Income tax benefit	—	(199)	(223)
Loss before equity in undistributed loss of subsidiary	(149)	(388)	(434)
Equity in undistributed net income (loss) of subsidiary	2,190	(5,524)	(2,944)
Net income (loss)	$2,041	$(5,912)	$(3,378)

	December 31
Statements of Cash Flows	2001	2000	1999
	(in thousands)
Operating Activities:
Net income (loss)	$2,041	$(5,912)	$(3,378)
Adj to reconcile net income (loss) to net cash (used in) prov by operating activities:
Equity in undistributed (earnings) loss of subsidiary	(2,190)	5,524	2,944
Depreciation and amortization	—	—	13
Stock grants	—	10	—
Gain on sale of securities available for sale	(53)	(4)	(205)
Decrease (increase) in other assets	4	605	(454)
(Decrease) increase in other liabilities	(46)	35	(5)
Net cash (used in) provided by operating activities	(244)	258	(1,085)
Investing Activities:
Sales and maturities of securities available for sale	398	62	2,834
Purchases of securities available for sale	—	—	(2,803)
Additional equity investment in bank subsidiary	(800)	(5,109)	(3,640)
Cash payment — CMA acquisition	—	—	(1,700)
Net cash used in investing activities	(402)	(5,047)	(5,309)
Financing Activities:
Proceeds from issuance of preferred stock, net	—	4,929	—
Proceeds from issuance of common stock, net	1,237	—	—
Payment to repurchase common stock, net	—	—	(983)
Cash dividends paid on preferred stock	(45)	(25)	—
Cash dividends on common stock	—	—	(854)
Net cash provided by (used in) financing activities	$1,192	$4,904	$(1,837)
Net increase (decrease) in cash and cash equivalents	546	115	(8,231)
Cash beginning of year	721	606	8,837
Cash end of year	$1,267	$721	$606
Supplemental disclosures: Interest paid	$—	$15	$—

19. Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2001 and 2000 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

2001	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
Total interest income	$6,016	$5,945	$5,963	$5,968
Total interest expense	3,353	3,132	2,791	2,426
Net interest income	2,663	2,813	3,172	3,542
Provision for loan losses	150	150	275	825
Net interest income after provision for loan losses	2,513	2,663	2,897	2,717
Total non-interest income	1,161	1,440	1,333	1,457
Total non-interest expense	3,540	3,896	3,501	3,585
Net income before tax	134	207	729	589
Income tax provision (benefit)	6	5	3	(396)
Net income from operations	$128	$202	$726	$985
Preferred stock dividends	129	131	1,795	7
Net (loss) income to common shareholders	$(1)	$71	$(1,069)	$978
Basic and diluted income (loss) per common share	$0.00	$0.02	$(0.23)	$0.19

2000
Total interest income	$7,101	$6,968	$7,057	$6,891
Total interest expense	4,225	4,046	4,114	3,937
Net interest income	2,876	2,922	2,943	2,954
Provision for loan losses	246	90	90	290
Net interest income after provision for loan losses	2,630	2,832	2,853	2,664
Total non-interest income	544	2,437	554	4,131
Total non-interest expense	4,899	5,681	7,484	5,654
Net loss before tax	(1,725)	(412)	(4,077)	1,141
Income tax (benefit) provision	(709)	(173)	(757)	2,478
Net loss from operations	$(1,016)	$(239)	$(3,320)	$(1,337)
Preferred stock dividends	25	131	132	125
Net loss to common shareholders	$(1,041)	$(370)	$(3,452)	$(1,462)
Basic and diluted loss per common share	$(0.27)	$(0.11)	$(0.93)	$(0.39)

Products & Services

Company Information

Unity Bancorp, Inc.

Company Headquarters

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

Counsel

Windels Marx Lane & Mittendorf, LLP
New Brunswick, New Jersey

Auditors

KPMG LLP
Short Hills, New Jersey

Registrar & Transfer Agent

Shareholder address changes or inquires regarding shareholder accounts and stock transfers should be directed to:

First City Transfer Company
P. O. Box 170
Iselin, New Jersey 08837-0170
732.906.9227

Investor and Media Inquiries

Analysts, institutional investors, individual shareholders and media representatives should contact:

James A. Hughes Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
908.713.4306
james.hughes@unitybank.com

Web Info

Information on financial results, products and services, and branch locations is available on the internet at: www.unitybank.com or email us at: info@unitybank.com.

Financial Information

Copies of the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission may be obtained:

•     by writing to James A. Hughes, CFO at Company headquarters or email james.hughes@unitybank.com.

•     electronically at the SEC’s home page at www.sec.gov.

Stock Listing

Unity Bancorp, Inc. common stock is traded on the NASDAQ under the symbol “UNTY”.

Common Stock Prices

The table below sets forth by quarter the range of high, low and quarter-end closing sale prices for Unity Bancorp, Inc’s common stock. No dividends were paid on common stock in 2001 or 2000.

Quarter	High	Low	Close
2001
Fourth	$6.50	$4.69	$6.50
Third	6.18	4.00	5.05
Second	4.50	3.05	4.00
First	4.00	2.00	3.50

2000
Fourth	$4.38	$2.00	$2.00
Third	4.94	3.44	3.44
Second	6.25	3.50	3.88
First	6.68	5.25	6.00

Annual Meeting of Shareholders

Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 6:00 pm, Thursday, May 16, 2002, at the Holiday Inn Select of Clinton, NJ.

64 Old Highway 22

Clinton, New Jersey 08809

800.618.BANK

unitybank.com