Form 10-K, Exhibit 13
period 2002-12-31
UNITY BANCORP INC /DE/
filed 2003-03-26
CIK 920427

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED CONSOLIDATED FINANCIAL DATA

	At or for the Years Ended December 31st
(In thousands, except per share data)	2002	(1)2001	2000	1999	1998

Selected Results of Operations
Interest income	$24,295	$23,892	$28,017	$23,688	$17,480
Interest expense	8,572	11,702	16,322	12,738	7,165
Net interest income	15,723	12,190	11,695	10,950	10,315
Provision for loan losses	2,350	1,400	716	1,743	804
Other income	7,991	5,391	7,666	5,606	4,407
Other expenses	15,544	14,522	23,718	20,578	10,499
Tax expense (benefit)	2,111	(382)	839	(2,387)	1,282
Net income (loss)	3,709	2,041	(5,912)	(3,378)	2,137
Per Share Data
Net income (loss) per common share (basic)	0.67	0.00	(1.63)	(0.86)	0.64
Net income (loss) per common share (diluted)	0.63	0.00	(1.63)	(0.86)	0.61
Book value per common share	5.03	4.57	4.11	5.60	6.84
Cash dividend on common shares	—	—	—	0.24	0.20
Selected Balance Sheet Data
Total assets	432,874	379,232	356,003	438,969	254,612
Loans	311,794	272,559	226,140	322,532	166,792
Allowance for loan losses	4,094	3,165	2,558	2,173	1,825
Investment securities	81,754	80,696	70,837	74,349	40,929
Deposits	382,585	339,954	320,318	357,538	226,860
Borrowings	19,000	10,000	10,000	53,000	—
Shareholders’ equity	27,103	24,836	21,314	21,792	26,346
Common shares outstanding	5,393	5,369	3,892	3,890	3,851
Performance Ratios
Return on average assets	0.91%	0.56%	(1.44)%	(0.94)%	0.93%
Return on average common equity	13.95%	(0.11)%	(33.43)%	(14.33)%	10.17%
Efficiency ratio	66.18%	82.60%	N/M	N/M	71.32%
Net interest margin	4.09%	3.56%	3.19%	3.49%	4.91%
Net interest spread	3.59%	2.84%	2.61%	3.01%	3.99%
Asset Quality Ratios
Allowance for loan losses to loans	1.31%	1.16%	1.13%	0.67%	1.09%
Allowance for loan losses to non-performing loans	115.10%	99.40%	88.12%	153.90%	79.45%
Non-performing loans to total loans	1.14%	1.17%	1.28%	0.44%	1.38%
Non-performing assets to total loans and OREO	1.20%	1.26%	1.35%	0.90%	2.04%
Net charge-offs to average loans	0.48%	0.33%	0.12%	0.59%	0.21%
Capital Ratios – Company
Leverage ratio	8.38%	6.62%	5.50%	4.35%	10.87%
Tier 1 risk-based capital ratio	11.05%	9.53%	9.61%	6.17%	13.89%
Total risk-based capital ratio	12.32%	10.75%	10.76%	6.88%	14.85%
Capital Ratios – Bank
Leverage ratio	6.96%	6.25%	5.24%	4.01%	7.09%
Tier 1 risk-based capital ratio	9.16%	9.00%	9.12%	5.62%	8.84%
Total risk-based capital ratio	10.41%	10.22%	10.26%	6.33%	9.80%

(1) 2001 includes impact of $1.8 million non-cash preferred dividend as a result of preferred stock conversion to common stock in 2001.

N/M - Not Meaningful

All share amount have been restated to include the effect of the 5% stock distribution paid on March 12, 2003.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein.  When necessary, reclassifications have been made to prior period’s data for purposes of comparability with current period presentation.

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, Unity Bank (the “Bank,” or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance.  The Bank provides a full range of commercial and retail banking services through the internet and its 12 branch offices located in Hunterdon, Middlesex, Somerset and Union counties in New Jersey.  These services include: the acceptance of demand, savings and time deposits, extension of consumer, real estate, Small Business Administration and other commercial credits, as well as personal investment advisory services.

Results of Operations

Net income for the year ended December 31, 2002, was $3.7 million, an 81.7% increase compared to $2.0 million for 2001. The prior year earnings benefited from the reversal of tax valuation reserves of approximately $1.0 million.  Earnings before taxes for 2002 were $5.8 million, a 250.8% increase over the $1.7 million pre-tax earnings in 2001.

Earnings per basic and diluted share for the year ended December 31, 2002 were $0.67 and $0.63, respectively.  In 2001, the Company reported an extraordinary $1.8 million one-time preferred dividend.  Excluding the one-time preferred dividend in 2001, earnings per basic and diluted share would have been approximately $0.40.  The increase in earnings from the prior year is primarily the result of increased revenue due to the improvement in net interest margin and higher levels of non-interest income, partially offset by increases in non-interest expense and income tax expense.

Net interest income for the year ended December 31, 2002, was $15.7 million compared to $12.2 million in 2001, an increase of $3.5 million, or 29.0%.  The increase in net interest income is attributed to an increase in net interest spread and higher levels of net earnings assets.  Net interest spread increased to 3.59% in 2002 from 2.84% in 2001.  As a result of the increase in net interest spread, net interest margin increased to 4.09% in 2002, up from 3.56% in 2001.  The primary cause of the increase in both net interest spread and margin was the repricing of higher cost time deposits in a lower rate environment.

Non-interest income for 2002 was $8.0 million, a 48.2% increase over the $5.4 million recorded in 2001. The primary reason for the increase was a $1.6 million increase in gains on sale of SBA loans, with additional increases in all other categories of non-interest income.

Non-interest expenses increased 7.0% in 2002, to $15.5 million, from $14.5 million in 2001.  Salaries and benefits increased due to increased head count and higher medical insurance premiums.  Processing costs also increased due to higher levels of transactions associated with the growth in deposit and loan balances.  Excluding the reduction in deposit insurance due to the improved capital condition of the Company, there were no material changes in the other categories of noninterest expenses from the prior year.

In 2002, the Company recorded income tax expense of $2.1 million, resulting in a 36.3% effective tax rate.  In 2001, the Company recorded a net tax benefit of $382 thousand as a result of the reversal of tax valuation reserves.  Without the benefit of the valuation reserves recorded in 2001, earnings for 2001 would have been reduced by approximately $1.0 million.

Net Interest Income

The Company’s results of operations depend primarily on its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on funds borrowed to support those assets.   Net interest margin is a function of the difference between the weighted average rate received on interest-earning assets as compared with that of the average cost of interest-bearing liabilities.

Interest income was $24.3 million in 2002, a slight increase over the  $23.9 million realized in 2001.  The increase is due to a higher level of earning assets, partially offset by the lower yield earned on those assets.   Interest-earning assets averaged $384.4 million in 2002, a 12.2% increase over the $342.6 million in 2001. The increase in average earning assets occurred as a result of a $58.5 million increase in average loans, somewhat offset by a reduction in other interest-earning investments.

As a result of the lower interest rate environment, the rate earned on interest-earning assets decreased 65 basis points to 6.32% in 2002.  Of the $403 thousand increase in interest income in 2002, $4.0 million can be attributed to the increase in average interest earning assets partially offset by a $3.6 million reduction related to yield.

Interest expense was $8.6 million in 2002, a decrease of $3.1 million, or 26.8%, compared to $11.7 million in 2001. Interest-bearing liabilities averaged $313.6 million in 2002, an increase of $30.4 million, or 10.7%, compared to 2001. The increase in average interest-bearing liabilities can be attributed to core deposit growth in the Company’s 12 retail branches. The rate paid on interest-bearing liabilities decreased 140 basis points to 2.73%, primarily due to higher cost deposits repricing in a lower interest rate environment. Of the $3.1 million decline in interest expense in 2002, $3.5 million is attributed to the rate paid on these liabilities, partially offset by a $343 thousand increase in interest bearing liabilities.

Net interest income amounted to $15.7 million in 2002, an increase of $3.5 million, or 29.0%, compared to 2001. The increase in net interest income was the result of a 75 basis points increase in net interest spread which averaged 3.59% in 2002. Net interest margin was 4.09% for 2002, an increase of 53 basis points compared to 3.56% in 2001.  As a result of the low interest rate environment, and the 50 basis point decline in the Prime rate in November 2002, net interest margin is not expected to increase in 2003, unless there is an increase in interest rates.

For 2001, net interest income was $12.2 million, a $495 thousand increase from the $11.7 million earned in 2000.   This increase was due to the growth in net interest-earning assets and the improvement in net interest spread as higher costing deposits repriced in a lower rate environment.  Both interest-earning assets and interest-bearing liabilities declined in 2001 from the prior year as a result of the Company’s planned reduction in financial assets, which included the selling of loan and deposit portfolios.

The following table reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread, (which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) net interest income/margin on average earning assets.  Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operation” is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2002, contains a summary of the Company’s significant accounting policies.  Management believes the Company’s policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters.  Changes in these judgments, assumptions or estimates could materially impact results of operations.  This critical policy and its application is periodically reviewed with the Audit Committee and the Board of Directors.

The provision for loan losses is based upon management’s evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions.  Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change.  Various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination.  Furthermore, the majority of the Company’s loans are secured by real estate in the State of New Jersey.  Accordingly, the collectibility of a substantial portion of the carrying value of the Company’s loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the Central New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company’s control.

Consolidated Average Balance Sheets

(Dollar amounts in thousands – Interest amounts and interest rates/yields on a fully tax-equivalent basis.)

	2002			2001			2000
Year ended December 31,	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS
Interest-earning assets: Federal funds sold and Interest- bearing deposits with banks	$9,838	161	1.64%	$22,857	$1,007	4.41%	$19,531	$1,380	7.07%
Securities:
Available for sale	53,277	2,522	4.73	55,674	3,327	5.98	38,663	2,602	6.73
Held to maturity	24,099	1,440	5.98	25,307	1,549	6.12	33,736	2,010	5.96
Total securities	77,376	3,962	5.12	80,981	4,876	6.02	72,399	4,612	6.37
Loans, net of unearned discount:
SBA loans	57,808	3,750	6.49	40,454	3,565	8.81	24,581	2,535	10.31
Commercial	145,031	10,842	7.48	93,925	7,870	8.38	99,677	8,877	8.91
Residential mortgage	67,470	4,030	5.97	76,560	4,640	6.06	82,296	4,842	5.88
Consumer	26,873	1,550	5.77	27,776	1,934	6.96	71,703	5,878	8.20
Total loans	297,182	20,172	6.79	238,715	18,009	7.54	278,257	22,132	7.96
Total interest-earning assets	384,396	24,295	6.32	342,553	23,892	6.97	370,187	28,124	7.60
Noninterest-earning assets:
Cash and due from banks	13,879			11,463			17,666
Allowance for loan losses	(3,680)			(2,785)			(2,434)
Other assets	12,317			13,075			26,157
Total noninterest-earning assets	22,516			21,753			41,389
Total Assets	$406,912			$364,306			$411,576
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits
Interest-bearing demand	$151,115	2,731	1.81	$109,444	3,093	2.83	$116,541	5,129	4.40
Savings deposits	34,000	760	2.24	30,837	734	2.38	35,491	782	2.20
Time deposits	112,799	4,175	3.70	130,063	7,095	5.46	162,736	9,675	5.95
Total interest-bearing deposits	297,914	7,666	2.57	270,344	10,922	4.04	314,768	15,586	4.95
Other debt	15,719	906	5.76	12,911	780	6.04	12,095	736	6.09
Total interest-bearing liabilities	313,633	8,572	2.73	283,255	11,702	4.13	326,863	16,322	4.99
Noninterest-bearing liabilities:
Demand deposits	64,900			56,967			59,885
Other liabilities	1,714			1,670			2,212
Total noninterest-bearing liabilities	66,614			58,637			62,097
Shareholders’ equity	26,665			22,414			22,616
Total Liabilities and Shareholders’ Equity	$406,912			$364,306			$411,576
Net interest spread		15,723	3.59%		12,190	2.84%		11,802	2.61%
Tax-equivalent basis adjustment		—			—			(107)
Net interest income		$15,723			$12,190			$11,695
Net interest margin			4.09%			3.56%			3.19%

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented. Changes that are not due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values. Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 34.0%.

Year ended December 31 (Dollar amounts in thousands on a tax equivalent basis)	2002 versus 2001 Increase (Decrease) Due to Change in			2001 versus 2000 Increase (Decrease) Due to Change in
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Net loans	$4,569	$(2,406)	$2,163	$(2,562)	$(1,561)	$(4,123)
Investment securities	(211)	(703)	(914)	547	(399)	148
Federal funds sold and Interest-bearing deposits	(402)	(444)	(846)	191	(448)	(257)
Total interest income	$3,956	$(3,553)	$403	$(1,824)	$(2,408)	$(4,232)
Interest Expense:
Interest-bearing deposits	961	(1,323)	(362)	$(297)	$(1,739)	$(2,036)
Savings deposits	71	(45)	26	(108)	60)	(48)
Time deposits	(852)	(2,068)	(2,920)	(1,830)	(750)	(2,580)
Total deposits	$180	$(3,436)	$(3,256)	$(2,235)	$(2,429)	$(4,664)
Other debt	163	(37)	126	50	(6)	44)
Total interest expense	$343	$(3,473)	$(3,130)	$(2,185)	$(2,435)	$(4,620)
Net interest income-FTE	$3,613	$(80)	$3,533	$(361)	$(27)	$388
Increase (decrease) in tax-equivalent adjustment			—			107
Net interest income			$3,533			$495

Provision for Loan Losses

The provision for loan losses is determined based on management’s evaluation of the adequacy of the allowance for loan losses which is maintained at a level that we believe is sufficient to absorb estimated probable losses in the loan portfolio as of the balance sheet date. The provision for loan losses totaled $2.4 million for 2002, an increase of $950 thousand, compared with $1.4 million for 2001. Net loan chargeoffs for 2002 were $1.4 million compared to $793 thousand in 2001. The increase in the provision for loan losses for 2002 was attributable to an increase in net charge-offs, the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the results of the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, and general economic conditions. The provision is based on management’s assessment of the adequacy of the allowance for loan losses described under the section titled Allowance for Loan Losses. Management believes the current provision is appropriate based on its assessment of the adequacy of the allowance for loan losses.

The provision for loan losses totaled $1.4 million for 2001, compared to $716 thousand in 2000.  In 2001, the Company recorded $793 thousand of net charge-offs, compared to $331 thousand of net charge-offs in 2000.   The increase in the provision from 1999 to 2000 was attributed primarily to the increase level of net chargeoffs, increases in the loan portfolio and non-performing loans.

Non-Interest Income

Non-interest income consists of service charges on deposits, service and loan fee income, gains on sales of securities and loans and other income.  Non-interest income was $8.0 million for 2002, a $2.6 million, or 48.2% increase compared to $5.4 million for 2001.  The increase in non-interest income is primarily attributable to the increase in gains on sales of SBA loans.

The following table shows the components of Non-interest income for 2002, 2001 and 2000.

Non-Interest Income

(In thousands)	2002	2001	2000
Service charges on deposit accounts	$1,547	$1,262	$1,174
Service and loan fee income	1,497	1,261	1,140
Gain on SBA loan sales	3,627	2,014	2,142
Net securities gains	228	157	3
Other income	1,092	697	690
Loss on loan sales	—	—	(960)
Gain on sale of deposits	—	—	3,477
Total non-interest income	$7,991	$5,391	$7,666

Service charges on deposits was $1.5 million for 2002, an increase of $285 thousand, or 22.6%, from 2001. The increase in deposit service charges over the last two years was the result of improved collection of deposit fees and account charges such as non-sufficient funds, increased fees, and the increase in the number of deposit accounts.

Service and loan fee income amounted to $1.5 million for 2002, an increase of  $236 thousand, or 18.7%, from 2001. The growth in loan and servicing fees for the past two years can be attributed to the growth of the serviced Small Business Administration (“SBA”) loan portfolio, which amounted to $130.5 million, $100 million and $86.5 million at December 31, 2002, 2001 and 2000, respectively.

Gains on the sale of SBA loans was $3.6 million in 2002, an 80.1% increase over 2001.  The increase in gains on the sale of SBA loans is due to higher volume of SBA loans sold.  In 2001, the Company retained a portion of SBA loans to enhance net interest income. Gains on SBA loan sales in 2001 were $2.0 million relatively flat from 2000.  Gains on SBA loan sales reflect the participation in the SBA’s guaranteed loan program.  Under the SBA program, the SBA guarantees up to 75% of the principal of a qualifying loan. The Company usually sells the guaranteed portion of the loan into the secondary market.  Sales of guaranteed SBA loans totaled $45.5 million, $30.0 million and $31.7 million for 2002, 2001 and 2000, respectively.

Other income was $1.1 million in 2002, compared to $697 thousand in 2001. The increase in other income is attributable to commissions paid by other institutions for referring loans.  There was an increased level of referred loans in 2002 over prior years. Referral fees are recorded when all contingencies on the referral have been satisfied.  In 2000, non interest income included a $3.5 million gain on the sale of five branches with related deposits, and a $960 loss on the sale of loans in conjunction with the Bank’s capital restoration plan.

Non-Interest Expense

Total non-interest expense was $15.5 million for 2002, a 7% or $1 million increase over 2001. Non-interest expense for 2000 includes the operations of CMA, a wholly-owned subsidiary that originated and sold residential mortgages that ceased operations in the fourth quarter of 2000, and five additional branches.

The following table presents a breakdown of non-interest expense for the years ended December 31, 2002, 2001 and 2000:

Non-Interest Expense

(In thousands)	2002	2001	2000
Compensation and benefits	$7,498	$6,814	$9,198
Occupancy, net	1,671	1,648	2,230
Processing & communications	2,236	2,071	2,314
Furniture & equipment	1,075	1,100	1,227
Professional services	668	690	1,471
Deposit insurance	161	501	311
Loan servicing	436	270	707
Write-off of CMA goodwill	—	—	3,208
Amortization of goodwill	—	—	387
Other expenses	1,799	1,428	2,665
Total non-interest expense	$15,544	$14,522	$23,718

Compensation and benefits expense was $7.5 million for 2002, a $684 thousand, or 10% increase, compared to 2001. The increase in compensation and benefits is related to the increased head count, merit increases, increases in incentives as a result of increased earnings and increased medical and benefit premiums.  At December 31, 2002, there were 159 employees as compared to 146 employees at the prior year-end.

Compensation and benefits expense for 2000 were higher than in 2002 and 2001 and reflected an average of approximately 170 employees due to the operation of both CMA and five additional operating branches. The majority of the reduction in employees took place in the fourth quarter of 2000 due to the sale of five branches and the dissolution of CMA.

Occupancy expense was $1.7 million for 2002, a 1.4% increase over the prior year. The decrease in the occupancy expense from 2000 to 2001 is due to the sale of five branches in December 2000 and the dissolution of CMA in the fourth quarter of 2000.

Processing and communications expense amounted to $2.2 million for 2002, a $165 thousand or 8.0% increase from the prior year.  The increase is due to the increased number of accounts being serviced and increased postage expenses.  The decline in processing and communications expense in 2001 from the prior year is due to the reduction in branches and the dissolution of CMA.

Furniture and equipment expense amounted to $1.1 million for 2002, flat from the prior year.  The decline in 2001 from the prior year was again due to the reduced number of branches and the dissolution of CMA.

Professional service fees was $668 thousand for 2002, flat from the prior year.  The significant decrease from 2000 is due to the additional legal and audit fees in 2000 as a result of the Company’s Regulatory Cease and Desist Order and capital restoration plan, and increased litigation costs.

As a result of improvement in the Company’s regulatory composite ratings, deposit insurance expense declined in 2002 to $161 thousand, a 67.9% decline from the $501 thousand a year ago.

Loan servicing expense amounted to $436 thousand for 2002, a 61.5% increase from 2001 due to the increased legal costs associated with the higher level of non-performing loans.  The decrease in loan servicing expenses in 2001 is a result of the Company’s billing the SBA for their share of collection costs when services were performed. In prior periods, the collection costs were billed upon liquidation of collateral.

Other expenses amounted to $1.8 million for 2002, a 26% increase from the $1.4 million in the prior period.  The increase in other expense is a result of increased advertising and travel and expense costs, as well as system conversion expenses.  Other expenses were higher in 2000 as a result of the expenses associated with the wind down of CMA and the sale of the branches.

Income Tax Expense

For 2002, the Company reported income tax expense of $2.1 million for an effective 36.3% effective tax rate.  As a result of losses in 1999 and 2000, the Company recorded tax valuation reserves against deferred tax assets dependent on future taxable income. As a result of taxable earnings in 2001, these tax valuation reserves were reversed resulting in a net $382 thousand benefit.   All federal tax valuation reserves were utilized in 2001. The Company anticipates a 38% effective income tax rate in 2003.

Financial Condition

Total assets increased $53.6 million, or 14.1%, to $432.9 million at December 31, 2002, compared to $379.2 million at December 31, 2001. Total loans increased $39.2 million, or 14.4%, to $311.8 million at December 31, 2002, compared to $272.6 million at December 31, 2001. The securities portfolio, including securities held to maturity and available for sale, increased $1.1 million, or 1.3%, to $81.8 million at December 31, 2002, compared to $80.7 million at December 31, 2001. On average for the year ended December 31, 2002, total assets were $406.9 million, a $42.6 million increase from the prior years $364.3 million average balance. The increase in average assets is due to the growth in the loan portfolio.

Deposits amounted to $382.6 million at December 31, 2002, an increase of $42.6 million, or 12.5%, from $340.0 million in December 30, 2001. On average, deposits increased $35.5 million to $362.8 million in 2002. The Company does not have any brokered deposits.  Total borrowings increased $9.0 million from December 31, 2001as a result of the Company’s participation in a pooled Trust Preferred issuance.

Shareholders’ equity increased $2.3 million, or 9.1%, to $27.1 million at December 31, 2002 compared to $24.8 million at December 31, 2001.  This increase was primarily the result of  $3.7 million net retained profits, $2.8 million from the exercise of stock warrants, partially offset by the $4.3 million repurchase and retirement of common stock. In addition, the remaining $300 thousand of Series A Preferred Stock was redeemed in October 2002. As of December 31, 2002 and 2001 the Company met the well-capitalized designation for regulatory purposes.

         On July 13, 2001, the Company concluded an exchange offer for shares of its Series A Preferred Stock, with 94 percent of the 103.5 thousand shares converting to common stock. Under the terms of the exchange offer, 10.6 shares of common stock and 10.6 common stock purchase warrants were issued for each share of Series A Preferred Stock. Each warrant allowed the holder to purchase one share of common stock at an exercise price of $5.24 per share for a fifteen-month period ended October 16, 2002. In addition, one share of common stock and one common stock purchase warrant were issued in full satisfaction of each $4.95 of accrued but unpaid dividends on each share of Series A Preferred Stock tendered. Approximately $627 thousand of unpaid dividends were settled in the exchange offer. Under the terms of the exchange offer, approximately 1.2 million shares of common stock and 1.2 million warrants were issued, for 97.5 thousand shares of tendered Series A Preferred Stock and the related unpaid dividends. Six thousand shares of Series A Preferred Stock remained outstanding at December 31, 2001.   In 2002, the remaining $285,000 of Series A preferred stock was redeemed.

As a result of the exchange, the Company recorded a $1.8 million non-cash dividend, representing the value of the additional consideration transferred in the transaction over the fair value of securities issuable pursuant to the original terms of the agreement. This dividend had no impact on total capital, but impacted earnings per common share in the third quarter of 2001.

In September 2001, the Company commenced a Private Placement common stock offering to raise additional capital to support asset growth and to increase regulatory capital. The Company’s offering raised $1.1 million in capital through the sale of 282 thousand common shares. The shares issued in the private placement were restricted from sale for one year and were issued at $3.92 per share.

Loan Portfolio

The Company’s loan portfolio is a significant source of both interest and fee income. The portfolio consists of commercial, SBA, residential mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. Loans increased $39.2 million, or 14.4% to $311.8 million at December 31, 2002, from year-end 2001. Growth in the loan portfolio was generated by increases of $10.7 million in SBA loans and $44.6 million in commercial loans partially offset by a decline of $16.8 million in residential mortgages.  Consumer loans were flat from a year ago.

Average loans increased $58.5 million, or 24.5%, from $238.7 million in 2001, to $297.2 million in 2002.  The increase in average loans is due to growth in the SBA and commercial loan portfolios, partially offset by declines in average residential mortgages and consumer loans.  The yield on the loan portfolio was 6.79% in 2002 compared to 7.54% in 2001. The decline in the yield on the loan portfolio was due to a lower interest rate environment.

The SBA provides guarantees of up to 75% of the principal amount of SBA loans. SBA loans available for sale are generally sold in the secondary market with the non-guaranteed portion held in the portfolio. SBA loans held to maturity amounted to $49.8 million at December 31, 2002, an increase of $14.0 million from December 31, 2001. SBA loans held for sale, carried at the lower of cost or market, amounted to $14.4 million at December 31, 2002, a $3.3 million decline from the $17.7 million from December 31, 2001. The held for sale SBA loan portfolio increased in 2001 due to the intentional build up of saleable product as the Company elected to hold loans to enhance interest income. SBA loans are often originated outside of the Company’s market place.

Commercial loans are generally made in the Company’s market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $163.8 million at December 31, 2002, an increase of $44.6 million from year-end 2001. The commercial portfolio is expected to continue to increase in 2003 due to continued loan demand.

Residential mortgage loans consist of loans secured by 1-4 family residential properties. These loans amounted to $56.3 million at December 31, 2002, a decline of $16.8 million from December 31, 2001. In 2001 the Company purchased $11.6 million of residential mortgages. The Company does not originate a material amount of mortgage loans held for investment. As such, the residential mortgage portfolio is expected to decline in 2003.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $27.5 million at December 31, 2002, flat from year-end December 2001. The Company does not anticipate a material change in the level of outstanding consumer loans in 2003.

The following table sets forth the classification of loans by major category, excluding unearned, deferred costs and the allowance for loan losses for the past five years at December 31:

	2002		2001		2000		1999		1998
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	$14,396	4.6%	$17,719	6.5%	$6,741	3.0%	$3,745	1.2%	$3,569	2.2%
SBA held to maturity	49,784	16.0%	35,754	13.1%	23,436	10.3%	12,735	3.9%	15,124	9.1%
Commercial	163,813	52.5%	119,262	43.8%	88,375	39.1%	105,096	32.6%	110,313	66.1%
Residential mortgage	56,297	18.0%	73,144	26.8%	76,924	34.0%	107,447	33.3%	8,551	5.1%
Consumer	27,504	8.9%	26,680	9.8%	30,664	13.6%	93,509	29.0%	29,235	17.5%
Total Loans	$311,794	100.0%	$272,559	100.0%	$226,140	100.0%	$322,532	100.0%	$166,792	100.0%

There are no concentrations of loans to any borrowers or group of borrowers exceeding 10% of the total loan portfolio. There are no foreign loans in the portfolio.  As a preferred SBA lender, a portion of the SBA portfolio is outside of the Company’s lending area.

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2002.

Loan Maturities

(In thousands)	Within 1 Year	1 – 5 Years	After 5 Years	Total
SBA	$63,474	$706	$—	$64,180
Commercial	69,186	85,185	9,442	163,813
Residential mortgage	13,137	34,535	8,625	56,297
Consumer	20,040	4,481	2,983	27,504
Total	$165,837	$124,907	$21,050	$311,794
Amount of loans based upon:
Fixed interest rates				$153,614
Floating or adjustable interest rates				158,180
Total				$311,794

Asset Quality

Inherent in the lending function is the possibility that a customer may not perform in accordance with the contractual terms of the loan.  A borrower’s inability to pay its obligations according to the contractual terms can create the risk of past due loans and ultimately credit losses, especially on collateral deficient loans.

Non-performing loans generally consist of loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Unless collectibility is reasonably assured, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

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

Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures.  Due diligence on loans begins upon the application for a loan by a borrower. Documentation, including a borrower’s credit history, materials establishing the value of potential collateral, the source of funds for repayment of the loan and other factors are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm is used to conduct independent credit reviews.

The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:

(In thousands)	2002	2001	2000	1999	1998
Non-performing by category
Commercial & SBA	$2,882	$3,004	$2,064	$692	$—
Real Estate	461	—	807	720	2,297
Consumer	214	180	32	—	—
Total non-performing loans	$3,557	$3,184	$2,903	$1,412	$2,297
OREO	196	258	142	1,505	—
Other asset(1)	—	—	—	—	1,131
Total non-performing assets	$3,753	$3,442	$3,045	$2,917	$3,428
Past due 90 days or more and still accruing interest
Commercial & SBA	$365	$13	$578	$—	$803
Real Estate	—	—	694	159	790
Consumer	1	56	—	7	7
Total	$366	$69	$1,272	$166	$1,600
Non-performing loans to total loans	1.14%	1.17%	1.28%	0.44%	1.38%
Non-performing assets to total loans and OREO	1.20%	1.26%	1.21%	0.70%	1.97%
Allowance for loans losses as a percentage of non-performing loans	115.10%	99.40%	88.12%	153.90%	79.45%

(1) Reflects the value of an impaired asset associated with an unauthorized overdraft

Non-performing loans were $3.6 million at December 31, 2002, a  $373 thousand increase from $3.2 million at year-end 2001. The increase in non-performing loans is due primarily to increased levels of non-performing commercial accounts.  Included in non-performing loans are $1.4 million of loans that are guaranteed by the SBA. Loans past due 90 days or more and still accruing increased to $366 thousand at December 31, 2002, from $69 thousand at the prior year end.  Other real estate owned (OREO) properties totaled $196 thousand at year-end 2002, flat from a year ago.  Total non-performing assets amounted to $3.8 million at December 31, 2002, an increase of $311 thousand compared with $3.4 million at yearend 2001.

Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in non-performing loans as they continue to perform.  Potential problem loans, which consist primarily of commercial products, were $0.4 million and $0.3 million at December 31, 2002 and 2001, respectively.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that we believe is sufficient to absorb estimated credit losses in the financial statements as of the balance sheet date.  Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type.  Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the audit committee.  A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves.  Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience and other factors management feels deserve recognition in establishing an adequate reserve.  This risk assessment process, which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

Additions to the allowance for loan losses are made by provisions charged to expense whereas the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans).  Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower’s financial condition and changes in market conditions and underlying collateral values.  In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses.  These agencies have in the past and may in the future require the Bank to make additional adjustments based on their judgments about information available to them at the time of their examination.

The allowance for loan losses amounted to $4.1 million at December 31, 2002, compared to $3.2 million at year-end 2001. The increase in the allowance for loan losses was due to the provision for loan losses of $2.4 million exceeding $1.4 million of net charge-offs. The increase in the provision for loan losses was primarily attributable to the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated potential losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers and general economic conditions.

The following is a reconciliation summary of the allowance for loan losses for the past five years:

(In thousands)	2002	2001	2000	1999	1998
Balance at beginning of year	$3,165	$2,558	$2,173	$1,825	$1,322
Charge-offs:
Commercial and SBA	1,396	756	278	432	60
Residential mortgage	28	48	19	871	254
Consumer	170	119	75	130	15
Total Charge-offs	1,594	923	372	1,433	329
Recoveries:
Commercial and SBA	145	42	12	16	—
Residential mortgage	—	39	17	2	23
Consumer	28	49	12	20	5
Total recoveries	173	130	41	38	28
Total net charge-offs	$1,421	$793	$331	$1,395	$301
Provision charged to expense	$2,350	$1,400	$716	$1,743	$804
Balance at end of year	$4,094	$3,165	$2,558	$2,173	$1,825
Net charge-offs to average loans	0.48%	0.33%	0.12%	0.59%	0.21%
Allowance to total loans	1.31%	1.16%	1.13%	0.67%	1.09%

The ratio of allowance for loan losses to total loans at December 31, 2002 and 2001 was 1.31% and 1.16%, respectively. The allowance for loan losses as a percentage of non-performing loans was 115.1% at December 31, 2002, compared to 99.4% at the end of 2001.

The following table sets forth for each of the major lending categories, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31 of each year. The allocated allowance is the total of identified specific and general reserves by loan catagory. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the portfolio.

	2002		2001		2000		1999		1998
(In thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Balance Applicable to:
SBA	$1,119	20.6%	$776	19.6%	$447	13.3%	$309	5.1%	$237	11.3%
Commercial	2,463	52.5%	1,756	43.8%	1,483	39.1%	1,222	32.6%	1,235	66.1%
Residential mortgage	282	18.1%	325	26.8%	296	34.0%	74	33.3%	90	5.1%
Consumer	230	8.8%	308	9.8%	332	13.6%	568	29.0%	263	17.5%
Total	$4,094	100.0%	$3,165	100.0%	$2,558	100.0%	$2,173	100.0%	$1,825	100.0%

Investment Security Portfolio

Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Securities available for sale were $55.6 million at December 31, 2002, a $4.2 million decrease, from year-end 2001. During the year 2002, $47.4 million of securities available for sale were purchased. Securities available for sale consist primarily of mortgage-backed securities, U.S. Government and Federal agency securities, corporate bonds and equity securities. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings.

The average balance of securities available for sale amounted to $53.3 million in 2002 compared to $55.7 million in 2001. As a result of the lower interest-rate environment, the average yield earned on the available for sale portfolio decreased 125 basis points, from 5.98% in 2001 to 4.73% in 2002. Sales of securities available for sale aggregated $12.4 million in 2002 generating a net gain of $228 thousand. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 2.9 years at December 31, 2002.

At December 31, 2002, the portfolio had a net unrealized gain of $462 thousand compared to a net unrealized loss of $8 thousand at the end of the prior year. These unrealized gains and losses are reflected net of tax in shareholders’ equity as other comprehensive income.

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

Securities held to maturity were $26.2 million at December 31, 2002, an increase of $5.3 million, or 25.1%, from year-end 2001. As of December 31, 2002 and 2001, the market value of held to maturity securities was $26.9 million and $21.1 million, respectively.  The improvement in the market value of the investment portfolios was due to the declining interest rate environment. The average balance of securities held to maturity amounted to $24.1 million in 2002 compared to $25.3 million in 2001. The average yield earned on the held to maturity decreased 14 basis points, from 6.12% in 2001 to 5.98% in 2002. The weighted average repricing of held to maturity securities, adjusted for prepayments, amounted to 2.5 years at December 31, 2002.

Approximately 91% of the total investment portfolio had a fixed rate of interest. In the normal course of business, the Company accepts government deposits, for which investment securities are required as collateral.

Deposits

Deposits, which include non-interest bearing demand deposits and interest-bearing demand savings and time deposits, are the primary source of the Company’s funds.  For 2002, the Company realized continued growth in deposits. This growth was achieved through the emphasis on customer service, competitive rate structures and selective marketing through the Company’s twelve-branch network.  The Company attempts to establish a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.

The following are period-end deposit balances for each of the last three years.

At December 31,	2002		2001		2000
(In Thousands)	Amount	%	Amount	%	Amount	%
Ending Balance:
Interest-bearing demand deposits	$176,640	46.2%	$119,864	35.3%	$106,262	33.1%
Savings deposits	34,663	9.1%	30,982	9.1%	30,634	9.6%
Time deposits	95,715	25.0%	124,411	36.6%	130,314	40.7%
Demand deposits	75,567	19.7%	64,697	19.0%	53,108	16.6%
Total deposits	$382,585	100.0%	$339,954	100.0%	$320,318	100.0%

Total deposits increased $42.6 million to $382.6 million at December 31, 2002 from $340.0 million at December 31, 2001. The increase in deposits was the result of a $10.8 million increase in demand deposits and $56.8 million increase in interest bearing checking, partially offset by a decline in time deposits. Non-interest bearing demand deposits represented 19.7% of total deposits at December 31, 2002, up from 19.0% in 2001.  The increase in non-interest bearing deposits can be attributed to the increase in commercial accounts due to lending relationships. The average cost of interest bearing deposits in 2002 was 2.57% compared to 4.04% for 2001.  The decrease in the cost of deposits can be attributed to the decline in interest rates and the repricing and run-off of higher costing promotional deposits.  The decrease in the cost of deposits was the primary cause of the increase in the Company’s net interest margin in 2002.

The following are average deposits for each of the last three years.

	2002		2001		2000
(In Thousands)	Amount	%	Amount	%	Amount	%
Average Balance:
Interest-bearing demand deposits	$151,115	41.6%	$109,444	33.5%	$116,541	31.1%
Savings deposits	34,000	9.4%	30,837	9.4%	35,491	9.5%
Time deposits	112,799	31.1%	130,063	39.7%	162,736	43.4%
Demand deposits	64,900	17.9%	56,967	17.4%	59,885	16.0%
Total deposits	$362,814	100.0%	$327,311	100.0%	$374,653	100.0%

Borrowed Funds

Borrowed funds primarily consist of advances from the Federal Home Loan Bank (“FHLB”) of New York.  These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation.  Residential mortgages collateralize the borrowings from the FHLB.  As of December 31, 2002, total borrowings were $10.0 million, flat from the prior year-end. At December 31, 2002, the Company had  $7.0 million of additional availability at the FHLB. The $10.0 million in FHLB borrowings bears interest at an annual 4.92%, is callable at any time and due December 2010. Also included in borrowed funds are appproximately $2.8 million of long-term capital lease obligations.

Trust Preferred Securities

On September 26, 2002, Unity (NJ) Statutory Trust I a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The capital securities have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. The Subordinate Debentures are redeemable in whole or part, prior to maturity but after September 26, 2007. The floating interest rate at December 31, 2002 was 5.21%. The additional capital was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

Market Risk

Based on the Company’s business, the two largest risks facing the Company are market risk and credit risk.  Market risk, for the Company, is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. The Asset/Liability Committee (ALCO) manages this risk. The principal objectives of the ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board approved guidelines.  The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

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

The following table sets forth the gap ratio at December 31, 2002.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds.  Core deposits, such as demand interest, savings, and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six Months	Six months through one year	More than one year through two years	More than two years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets
Cash & due from banks	$—	$—	$—	$—	$—	$12,237	$12,237
Federal Funds sold	18,000		—	—	—	—	18,000
Investment Securities	18,133	12,253	17,508	23,355	4,520	5,985	81,754
Loans	150,870	14,966	52,420	72,489	9,360	11,689	311,794
Other assets	—	—	—	—	—	9,089	9,089
Total Assets	$187,003	$27,219	$69,928	$95,844	$13,880	$39,000	$432,874
Liabilities and shareholders’ equity
Non interest demand	$—	$—	$—	$—	$	$75,567	$75,567
Savings and checking	67,722	10,060	8,622	94,950	29,949	—	211,303
Time deposits	39,866	26,303	19,066	10,319	161	—	95,715
Other borrowings	9,000	—		10,000	—	2,768	21,768
Other liabilities	—		—	—	—	1,415	1,415
Shareholders’ equity		—	—	—	—	27,106	27,106
Liabilities and shareholders’ equity	$116,588	$36,363	$27,688	$115,269	$30,110	$106,856	$432,874
Gap	$70,415	$(9,144)	$42,240	$(19,425)	$(16,230)	$67,856	—
Cumulative Gap	$70,415	$61,271	$103,511	$84,086	$67,856	—	—
Cumulative Gap to total assets	16.27%	14.15%	23.91%	19.43%	15.68%	15.68%	—

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

At December 31, 2002, there was a six-month asset-sensitive gap of $61.3 million and a one-year asset gap of $103.5 million, as compared to liability-sensitivity gaps of  $549 thousand and $23.4 million for the prior year, respectively.  The change in the gap position is due to the increased level of interest sensitive loans and non-interest deposits as well as the reduction in term time deposits as more funds moved into “Opportunity Checking” Unity Banks interest bearing checking account.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.  For these reasons, a simulation model is used, where numerous interests rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points.  Results outside of guidelines require action by the ALCO to correct the imbalance.  Simulations are typically created over a 12-24 month time horizon.  At December 31, 2002, these simulations show that with a 300 basis point immediate increase in interest rates, net interest income would increase by approximately $0.9 million, or 5.5%.  An immediate decline of 300 basis points in interest rates would decrease net interest income by approximately $0.4 million or 2.3%.  These variances in net interest income are within the board-approved guidelines of +/- 7 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Like the simulation model, results falling outside prescribed ranges require action by the ALCO.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points, is a decline of 12.6% in a rising rate environment and a decline of 12.9% in a falling rate environment.  The variance in the EVPE at December 31, 2002 is within board-approved guidelines of +/- 35%.

Operating, Investing and Financing

The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2002, the balance of cash and cash equivalents was $30.2 million, an increase of $13.4 million from the end of the prior year.

Net cash provided by operating activities totaled $9.2 million at December 31, 2002, as compared to $3.6 million used by operating activities a year ago. The primary source of funds is net income from operations adjusted for: provision for loan losses, depreciation expenses, originations of SBA loans held for sale and proceeds of SBA loans held for sale. The $9.2 million in cash provided by operating activities included $3.3 from the reduction in the portfolio of SBA loans held for sale.

Net cash used in investing activities amounted to $45.6 million in 2002, flat from a year ago.  The cash used in investing activities was primarily a result of funding of the loan and securities portfolios and the purchase of loans offset by sales, maturities and paydowns in the investment portfolio.

Net cash provided by financing activities amounted to $49.8 million for 2002, compared to $20.8 million in 2001. The primary increase in cash provided by financing activities was due to growth in the Company’s deposit base.

Liquidity

The Company’s liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Bank Holding Company

The principal sources of funds for the Bank Holding Company are dividends paid by the Bank. Excluding the payment of preferred dividends to shareholders, the Bank Holding Company only pays expenses that are specifically for the benefit of the Bank Holding Company. Other than its investment in the Bank, the Bank Holding Company does not actively engage in other transactions or business. As a result the annual expenses of the Bank Holding Company are not material. At December 31, 2002 the Bank Holding Company had $5.8 million in cash and $0.2 million in marketable securities, valued at fair market value.

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

Total FHLB borrowings amounted to $10.0 million, as of December 31, 2002.  At December 31, 2002, $7.0 million was available for additional borrowings from the FHLB.  Pledging additional collateral in the form of 1-4 family residential mortgages or investment securities can increase the line with the FHLB.  An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $55.6 million and  $14.4 million respectively, at December 31, 2002.

As of December 31, 2002, deposits included $27.3 million of Government deposits, as compared to $33.2 million at year-end 2001. These deposits are generally short in duration and are very sensitive to price competition.  The Company has significantly reduced its reliance on these deposits as a source of funds and believes the current portfolio of these deposits to be appropriate. Included in the portfolio were $22.3 million of deposits from two municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.  At December 31, 2002, the Bank had approximately $84.8 million of loan commitments, which will either expire or be funded, generally within one year. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately one half of these commitments are for SBA Loans, which may be sold into the secondary market.

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

The following table summarizes the Company’s and the Bank’s risk-based and leveraged capital ratios at December 31, 2002 and 2001, as well as the required minimum regulatory capital ratios.

Company	Dec. 2002	Dec. 2001	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	8.38%	6.62%	4.00%	5.00%
Tier 1 risk-based capital ratio	11.05%	9.53%	4.00%	6.00%
Total risk-based capital ratio	12.32%	10.75%	8.00%	10.00%

Bank	Dec. 2002	Dec. 2001	Adequately Capitalized	Well Capitalized Requirements
Leverage ratio	6.96%	6.25%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.16%	9.00%	4.00%	6.00%
Total risk-based capital ratio	10.41%	10.22%	8.00%	10.00%

On September 26, 2002, the Company enhanced its regulatory capital by issuing $9.0 million of floating rate capital securities. These securities qualify as Tier I Capital.

On October 21, 2002, the Company authorized the repurchase of up to 10% of its outstanding common stock.  The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alernate uses of funds. As of December 31, 2002, $4.3 million, or 643,000 shares of common stock were repurchased.

At December 31, 2002, shareholders’ equity was $27.1 million, a $2.2 million increase from year-end 2001.  The increase in shareholders’ equity was a result of $3.7 million in retained profit, $2.7 million from the exercise of stock warrants, partially offset by $4.3 million of common stock repurchases.  The ratio of total equity to assets at December 31, 2002 and 2001 was 6.26% and 6.55%, respectively.

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

Independent Auditors’ Report

To the Shareholders and Board of Directors of Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Short Hills , New Jersey
January 23, 2003

Consolidated Balance Sheets (in thousands)

December 31,	2002	2001
Assets
Cash and due from banks	$12,237	$16,832
Federal funds sold	18,000	—
Securities
Available for sale	55,570	59,773
Held to maturity (fair value of $26,856 and $21,113 in 2002 and 2001, respectively)	26,184	20,923
Total securities	81,754	80,696

Loans
SBA held for sale	14,396	17,719
SBA held to maturity	49,784	35,754
Commercial	163,813	119,262
Residential mortgage	56,297	73,144
Consumer	27,504	26,680
Total loans	311,794	272,559
Less: Allowance for loan losses	4,094	3,165
Net loans	307,700	269,394

Premises and equipment, net	8,669	8,567
Accrued interest receivable	2,579	2,261
Other assets	1,935	1,482
Total Assets	$432,874	$379,232

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Non-interest bearing demand deposits	$75,567	$64,697
Interest bearing demand and saving deposits	211,303	150,846
Certificates of deposit, under $100,000	75,883	83,644
Certificates of deposit, $100,000 and over	19,832	40,767
Total deposits	382,585	339,954

Borrowed funds	12,768	12,853
Trust preferred securities	9,000	—
Accrued interest payable	280	366
Accrued expenses and other liabilities	1,135	1,223
Total liabilities	405,768	354,396
Commitments and contingencies (Note 9)	—	—
Shareholders’ Equity:
Preferred stock class A, 10% cumulative and convertible, 6 shares issued and outstanding in 2001	—	285
Common stock, no par value, 12,500 shares authorized, 5,393 shares issued and outstanding in 2002; 5,369 shares issued and outstanding in 2001;	31,827	33,248
Retained deficit	(5,006)	(8,692)
Accumulated other comprehensive gain (loss)	285	(5)
Total shareholders’ equity	27,106	24,836
Total Liabilities and Shareholders’ Equity	$432,874	$379,232

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations (in thousands, except per share amounts)

For the years ended December 31,	2002	2001	2000

Interest Income
Federal funds sold and interest on deposits	$161	$1,007	$1,380
Securities
Available for sale	2,522	3,327	2,495
Held to maturity	1,440	1,549	2,010
Total securities	3,962	4,876	4,505

Loans
SBA loans	3,750	3,565	2,535
Commercial loans	10,842	7,870	8,877
Mortgage loans	4,030	4,640	4,842
Consumer loans	1,550	1,934	5,878
Total loan interest income	20,172	18,009	22,132
Total interest income	24,295	23,892	28,017

Interest Expense
Interest bearing demand deposits	2,731	3,093	5,129
Savings deposits	760	734	782
Time deposits	4,175	7,095	9,675
Other debt	906	780	736
Total interest expense	8,572	11,702	16,322
Net interest income	15,723	12,190	11,695
Provision for loan losses	2,350	1,400	716
Net interest income after provision for loan losses	13,373	10,790	10,979
Non-interest income
Service charges on deposit accounts	1,547	1,262	1,174
Service and loan fee income	1,497	1,261	1,140
Gain on sale of SBA loans, net	3,627	2,014	2.142
Net securities gains	228	157	3
Other income	1,092	697	3,207
Total non-interest income	7,991	5,391	7,666

Non-interest expense
Salaries and employee benefits	7,498	6,814	9,198
Occupancy expense	1,671	1,648	2,230
Processing and communications	2,236	2,071	2,314
Furniture and equipment	1,075	1,100	1,227
Professional services	668	690	1,471
Deposit insurance	161	501	311
Loan servicing	436	270	707
Other expenses	1,799	1,428	6,260
Total non-interest expense	15,544	14,522	23,718
Income (loss) before provision (benefit) for income taxes	5,820	1,659	(5,073)
Provision (benefit) for income taxes	2,111	(382)	839
Net income (loss)	$3,709	$2,041	$(5,912)
Preferred stock dividends	23	2,062	413
Net income (loss) to common shareholders	$3,686	$(21)	$(6,325)

Income (loss) per share – Basic	$0.67	$0.00	$(1.63)
Diluted	$0.63	$0.00	$(1.63)

Weighted average common shares outstanding – Basic	5,483	4,512	3,891
Diluted	5,816	4,512	3,891

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity (in thousands)

	Preferred Stock	Common Stock	Retained (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, December 31, 1999	$—	$26,224	$(1,856)	$(1,762)	$(814)	$21,792

Comprehensive loss:
Net loss			(5,912)			(5,912)
Unrealized holding losses on securities arising during the period, net of tax of $320					522
Less: reclassification adjustment for gains included in net income, net of tax of $1					2
Net unrealized holding gain on securities arising during the period, net of tax of $319					520	520
Total comprehensive loss						(5,392)
Preferred stock dividends paid			(25)			(25)
Issuance of common stock: 2 shares		10				10
Issuance of preferred stock: 109 shares	4,929					4,929

Balance, December 31, 2000	$4,929	$26,234	$(7,793)	$(1,762)	$(294)	$21,314

Comprehensive income:
Net income			2,041			2,041
Unrealized holding losses on securities arising during the period, net of tax of $237					386
Less: reclassification adjustment for gains included in net income, net of tax of $60					97
Net unrealized holding gain on securities arising during the period, net of tax of $177					289	289
Total comprehensive income						2,330
Preferred stock dividends paid			(45)			(45)
Issuance of common stock:
Private placement 283 shares		504	(1,045)	1,648		1,107
Employee benefit plans 27 shares		81	(65)	114		130
Preferred stock conversion 1,167 shares	(4,644)	6,429	(1,785)			—

Balance, December 31, 2001	$285	$33,248	$(8,692)	$—	$(5)	$24,836

Comprehensive income:
Net income			3,709			3,709
Unrealized holding gains on securities arising during the period, net of tax of $285					427
Less: reclassification adjustment for gains included in net income, net of tax of $91					137
Net unrealized holding gain on securities arising during the period, net of tax of $193					290	290
Total comprehensive income						3,999
Cash redemption of preferred stock	(285)					(285)
Preferred stock dividends paid			(23)			(23)
Repurchase of common stock 643 shares		(4,268)				(4,268)
Issuance of common stock:
Warrants exercised 649 shares		2,752				2,752
Employee benefit plans 18 shares		95				95

Balance, December 31, 2002	$—	$31,827	$(5,006)	$—	$285	$27,106

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows (in thousands)

For the years ended December 31,	2002	2001	2000

Operating activities
Net income (loss)	$3,709	$2,041	$(5,912)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Write-off of intangibles	—	—	3,208
Provision for loan losses	2,350	1,400	716
Depreciation, amortization and accretion, net	1,199	1,216	1,639
Deferred income taxes	(566)	476	(1,252)
Gain on sale of securities	(228)	(157)	(3)
Gain on sale of SBA loans held for sale	(3,627)	(2,014)	(2,142)
Loss (gain) on sale of other loans	—	—	960
Gain on sale of deposits	—	—	(3,477)
(Gain) loss on sale of OREO	—	(36)	112
Origination of SBA loans held for sale, net	(42,135)	(41,001)	(37,745)
Proceeds of loans held for sale, net	49,085	32,037	33,886
Net change in other assets and liabilities	(602)	2,427	3,427
Net cash provided by (used in) operating activities	9,185	(3,611)	(6,583)
Investing activities
Purchases of securities held to maturity	(13,671)	(9,292)	—
Purchases of securities available for sale	(47,361)	(60,217)	(145)
Maturities and principal payments on securities held to maturity	8,410	21,397	1,222
Maturities and principal payments on securities available for sale	39,638	25,341	2,449
Proceeds from sale of securities available for sale	12,605	13,534	509
Purchases of loans	(10,373)	(11,610)	—
Proceeds from sale of other loans, net	—	—	79,058
Net (increase) decrease in loans	(33,829)	(25,005)	22,044
Purchases of premises and equipment	(1,016)	(150)	(825)
Proceeds from the sale of fixed assets	—	—	775
Proceeds from the sale of OREO Property	—	423	1,251
Redemption of bank owned life insurance	—	—	2,203
Net cash (used in) provided by investing activities	(45,597)	(45,579)	108,541
Financing activities
Increase in deposits	42,631	19,636	10,821
Sale of deposits	—	—	(44,564)
Decrease in borrowings	(85)	(46)	(43,000)
Issuance of trust preferred securities	9,000	—	—
Proceeds from issuance of common stock	2,847	130	—
(Retirement) proceeds from preferred stock offering, net	(285)	—	4,929
Proceeds from issuance of private placement offering	—	1,107	—
Purchase of common stock	(4,268)	—	—
Cash dividends on preferred stock	(23)	(45)	(25)
Net cash provided by (used in) financing activities	49,817	20,782	(71,839)
Increase (Decrease) in cash and cash equivalents	13,405	(28,408)	30,119
Cash and cash equivalents at beginning of year	16,832	45,240	15,121
Cash and cash equivalents at end of year	$30,237	$16,832	$45,240
Supplemental disclosures
Cash
Interest paid	$8,658	$12,003	$16,854
Income taxes paid (received)	2,178	(2,338)	(143)
Non-cash investing activities:
Transfer to other real estate owned from loans, net of charge offs	53	545	299

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.              Summary of Significant Accounting Policies

Overview

The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the “Parent Company”) and its wholly-owned subsidiaries, Unity Bank and Unity (NJ) Statutory trust I (or when consolidated with the Parent Company, the “Company”).  All significant intercompany balances and transactions have been eliminated in consolidation.

Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, Unity Bank (the “Bank”, or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through 12 branch offices located in Hunterdon, Middlesex, Somerset and Union counties in New Jersey.  These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits, as well as personal investment advisory services.  Unity Investment Services, Inc. is also a wholly-owned subsidiary of the Bank, used to hold part of the Bank’s investment portfolio.  In the fourth quarter of 2000, the Bank closed Certified Mortgage Associates, Inc (“CMA”) which it had acquired in the first quarter of 1999 and accounted for under the purchase method of accounting.  This wholly-owned subsidiary of the Bank originated and sold residential mortgages.

Unity (NJ) Statutory Trust I is a statutory Business Trust and wholly-owned subsidiary of Unity Bancorp Inc. On September 26, 2002, the trust issued $9.0 million of capital securities to investors. These floating rate securities are treated as long-term debt on the financial statements, however, they qualify as Tier I Capital.

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

The Company originates loans to customers under a SBA program that generally provides for SBA guarantees up to 85% of each loan.  The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing.  The premium received on the sale of guaranteed portion of SBA loans is recognized in income. The non-guaranteed portion is generally held in the portfolio.

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

Income (loss) Per Share

Basic income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding for the period.   Diluted income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, under the treasury stock method.  In periods where there is a net loss, diluted loss per share equals basic loss per share as inclusion of options and warrants outstanding would cause an anti-dilutive effect. The amounts reported reflect the impact of the 5% stock distribution declared on January 27, 2003.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) for the current period and the change in unrealized (loss) gain that was reported as a component of shareholders’ equity.

Stock-Based Compensation

In December, 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company elected to remain on its historic accounting method related to stock-based awards.  The Company has provided the expanded disclosures required by SFAS No. 148 in the December 31, 2002 consolidated financial statements.

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans.  No stock-based employee compensation cost is reflected in net income, as all options granted under those plans has an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

SFAS 148 Proforma Restatement

(In thousands, except per share amounts)	2002	2001	2000

Net income (loss)
As reported	$3,709	$(21)	$(6,325)
Pro forma	3,255	$(708)	$(6,631)

Income (Loss) per share-
Diluted as reported	$0.63	$(0.00)	$(1.63)
Pro forma	$0.56	$(0.16)	$(1.71)

The fair value of each option grant under the Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000 respectively; dividend yields of 0.0%, 0.0% and 0.0% respectively, expected volatility of 37%, 80.0% and 90.0% respectively, risk-free interest rates of 2.00%, 4.56% and 5.55% respectively, and expected lives of 3.5, 3.5 and 3.4, respectively.  The estimated fair value of each award option was $3.03, $2.20 and $4.37 in 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements

In October, 2002, the FASB issued SFAS No. 147,”Acquisitions of Certain Financial Institutions – an amendment to FASB Statements No. 72 and 144 and FASB Interpretation No. 9.” This Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS No. 147 that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.

SFAS No. 147 clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill.  The provisions of SFAS No. 147 are effective October 1, 2002. This Statement will have no effect on the Company.

In July, 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The initial adoption of this Statement is not expected to have a significant impact on the Company’s financial statements.

In April, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The Statement, among other things, rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt.” Under SFAS No. 4, gains and losses from the extinguishment of debt were required to be classified as an extraordinary item, if material.  Under SFAS No. 145, gains or losses from the extinguishment of debt are to be classified as a component of operating income, rather than an extraordinary item.  SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption of the provisions related to the rescission of SFAS No. 4 encouraged.  Upon adoption, companies must reclassify prior period amounts previously classified as an extraordinary item.  Management does not anticipate that the initial adoption of SFAS No. 145 will have a significant impact on the Company’s consolidated financial statements.

In October, 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains many of the fundamental provisions of that Statement.  The Statement is effective for fiscal years beginning after December 15, 2001.  The initial adoption of SFAS No. 144 did not have a significant impact on the Company’s consolidated financial statements.

In August, 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets.  The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002.  The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

In July, 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and periodically reviewed for impairment.

The Company adopted the provisions of SFAS No. 142 on January 1, 2002.  The Company currently has no recorded goodwill and the adoption of SFAS No. 142 had no effect on the Company’s finances.

2.             Securities

This table provides the major components of securities available for sale and held to maturity at amortized cost and fair value at December 31,

	2002				2001
(In thousands)	Gross Amortized Cost	Gross Unrealized Gains	Estimated Unrealized Losses	Fair Value	Gross Amortized Cost	Gross Unrealized Gains	Estimated Unrealized Losses	Fair Value

Securities Available for Sale
US Treasury securities	$250	$—	$—	$250	$348	$1	$—	$349
US Government Agencies	7,995	178	—	8,173	2,000	55	(22)	2,033
Mortgage backed securities	39,987	515	(66)	40,436	50,686	358	(128)	50,916
Corporate debt securities	5,451	40	(168)	5,323	5,440	—	(217)	5,223
Equity securities	1,425	35	(72)	1,388	1,307	—	(55)	1,252
Total securities available for sale	$55,108	$768	$(306)	$55,570	$59,781	$414	$(422)	$59,773

Securities Held to Maturity
US Government Agencies	$7,249	$268	$—	$7,517	$2,750	$97	$—	$2,847
Mortgage backed securities	15,917	374	(5)	16,286	15,143	102	(17)	15,228
Corporate debt securities	3,018	45	(10)	3,053	3,030	10	(2)	3,038
Total securities held to maturity	$26,184	$687	$(15)	$26,856	$20,923	$209	$(19)	$21,113

The table below provides the remaining contractual maturities and yields of securities within the investment portfolios.  The carrying value of securities at December 31, 2002 is primarily distributed by contractual maturity.  Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity.  Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.  The total weighted average yield excludes equity securities.

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Value	Yield
Available for Sale at Fair Value:
US Government and Federal agencies	$250	1.49%	$2,005	4.79%	$3,107	5.33%	$3,061	5.34%	$8,423	5.20%
Other Securities
Mortgage-Backed	—	—	471	4.65%	10,371	3.29%	29,594	4.37%	40,436	4.10%
Other Debt	—	—	2,008	6.41%	—	—	3,315	4.77%	5,323	5.37%
Equities, net	1,388	—	—	—	—		—	—	1,388	—
Total Other	1,388	—	2,479	6.08%	10,371	3.29%	32,909	4.41%	47,147	4.25%
	$1,638	1.49%	$4,484	5.50%	$13,478	3.76%	$35,970	4.49%	$55,570	4.39%

Held to Maturity at Cost:
US Government and Federal agencies	$1,500	6.86%		—	$3,249	5.42%	$2,500	6.90%	$7,249	6.23%
Mortgage-Backed	—	—		—	2,098	4.18%	13,819	5.28%	15,917	5.13%
Other Debt	—	—	1,009	6.43%	—	—	2,009	6.66%	3,018	6.58%
	$1,500	6.86%	$1,009	6.43%	$5,347	4.93%	$18,328	5.65%	$26,184	5.60%

Gross realized gains on securities available for sale amounted to $228,000, $202,000 and $4,600, while gross realized losses amounted to $0.0, $45,000 and $2,100 for the years 2002, 2001 and 2000, respectively. These net amounts are included in non-interest income as securities gains in the Consolidated Statements of Operations. The carrying value of investment securities pledged to secure public funds amounted to $15,508,000 and $19,461,000 at December 31, 2002 and 2001, respectively.

3.             Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31 was as follows:

(In thousands)	2002	2001
SBA held for sale	$14,396	$17,719
SBA held to maturity	49,784	35,754
Commercial	163,813	119,262
Residential mortgage	56,297	73,144
Consumer	27,504	26,680
Total loans	$311,794	$272,559

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $130,492,000 and $99,992,000 at December 31, 2002 and 2001, respectively.

As of December 31, 2002 and 2001, the Bank’s recorded investment in impaired loans, defined as nonaccrual loans, was $3,557,000 and $3,184,000, respectively, and the related valuation allowance was $720,732 and $437,000 respectively. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets.  Interest income that would have been recorded had these impaired loans performed under the original contract terms was $207,000, $288,000, and $313,000 for 2002, 2001 and 2000, respectively.   Average impaired loans for 2002 and 2001 were $3,134,000 and $2,856,000 respectively. At December 31, 2002, $365,000 of loans were past due greater than 90 days but still accruing interest as compared to $69,000 at December 31, 2001.  Management has evaluated these loans and determined that they are well collateralized or in the process of collection.

As of December 31, 2002, approximately 79% of the Company’s loans were secured by real estate.  A portion of the Company’s SBA loans are located outside the Company’s lending area.

As of December 31, 2002, $16.7 million in residential mortgages were pledged to secure borrowed funds.

In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2002
Loans to officers, directors or their associates at December 31, 2001	$2,442
New loans	4,230
Repayments	2,197
Loans to officers, directors or their associates at December 31, 2002	$4,475

4.             Allowance for Loan Losses

The allowance for loan losses is based on estimates.  Ultimate losses may vary from current estimates.  These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

An analysis of the change in the allowance for loan losses during years 2000 through 2002 is as follows:

(In thousands)	2002	2001	2000
Balance at beginning of year	$3,165	$2,558	$2,173
Provision charged to expense	2,350	1,400	716
	5,515	$3,958	$2,889
Charge-offs	1,594	923	372
Recoveries	173	130	41
Net charge-offs	1,421	793	331
Balance at end of year	$4,094	$3,165	$2,558

5.             Premises and Equipment

The detail of premises and equipment as of December 31, 2002 and 2001 is as follows:

(In thousands)	2002	2001
Land and buildings	$3,785	$2,798
Capital leases	2,448	2,603
Furniture, fixtures and equipment	3,752	5,312
Leasehold improvements	1,940	2,129
Gross premises and equipment	11,925	12,842
Less: Accumulated depreciation and amortization	(3,256)	(4,275)
Net premises and equipment	$8,669	$8,567

Amounts charged to non-interest expense for depreciation of premises and equipment amounted to $914,000 in 2002, $914,000 in 2001 and $963,000 in 2000.

6.             Other Assets

The detail of other assets as of December 31, 2002 and 2001 is as follows:

(In thousands)	2002	2001
Deferred tax asset	$1,635	$762
Prepaid expenses	245	248
Other real estate owned	196	258
Other	(141)	214
Total Other Assets	$1,935	$1,482

7.             Deposits

The following schedule details the maturity distribution of time deposits:

(In thousands)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Over 4 years	Total
At December 31, 2002
$ 100,000 or more	$13,539	$3,742	$257	$623	$1,671	$19,832
Less than $100,000	$52,539	$15,325	$3,127	$1,797	$3,095	$75,883

8.             Borrowed Funds and Trust Preferred Securities

The following table presents the period-end and average balance of borrowed funds and trust preferred securities for the last two years with resultant rates:

(In thousands)	2002		2001
FHLB Borrowings	Amount	Rate	Amount	Rate
At December 31,	$10,000	4.92%	$10,000	4.92%
Year-to-date average	$10,662	4.92%	$10,023	4.92%

Capital Lease Obligations
At December 31,	$2,768	9.62%	$2,853	9.58%
Year-to-date average	$2,807	9.62%	$2,888	9.58%

Trust Preferred Securities
At December 31,	$9,000	5.21%	$—	—
Year-to-date average	$2,250	5.21%	$—	—

The FHLB ten year borrowings are callable at any time and mature December 2010.

Trust Preferred Securities

On September 26, 2002, Unity (NJ) Statutory Trust I a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The capital securities have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. The Subordinate Debentures are redeemable in whole or part, prior to maturity but after September 26, 2007. The floating interest rate at December 31, 2002 was 5.21%. The additional capital was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

9.             Commitments and Contingencies

Facility Lease Obligations

The Company operates twelve branches, four branches under operating leases, including its headquarters, four branches under capital leases and four branches are owned.  In addition, the Company has long term leases on four other locations which are subleased to third parties, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases contractual expiration range is between the years 2006 and 2013.  The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Capital Lease Rental Payments	Rent From Sublet Locations	Net Rent Obligation
2003	$523	$695	$360	$858
2004	424	721	376	769
2005	436	740	385	791
2006	86	696	394	388
2007		693	403	290
Thereafter		1618	1242	376

Total rent expense including the payments made under the capital leases totaled $904,000 and $917,000 and $915,000 for 2002, 2001 and 2000, respectively.

Litigation

The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business.   In the best judgement of management, based upon consultation with counsel, the consolidated financial position and results of operations of the Company will not be affected materially by the final outcome of any pending legal proceedings or other contingent liabilities and commitments.

The Bank has been named as a defendant in a lawsuit initiated by Commerce Bank, N.A. and Commerce Bank/Shore, N.A. in the Superior Court of New Jersey, Essex County alleging that the Bank, as payor of certain checks written against certain deposit accounts held at the Bank, improperly refused to honor approximately $4,000,000 of checks. Commerce Bank, N.A. and Commerce Bank/Shore, N.A. has petitioned the Superior Court of New Jersey, Essex County for compensatory and consequential damages of $4,028,584.44, interest, attorney’s fees and costs of suit. The Bank has reviewed the relevant circumstances and believes that it acted properly and that the outcome of the lawsuit will not have a material impact on the consolidated financial position or results of operations of the Company.

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon request of the borrower.  The Company was committed to advance approximately $84,823,000 to its borrowers as of December 31, 2002, compared to $85,946,000 at December 31, 2001.  At December 31, 2002, $15,287,000 of these commitments expire after one year,compared to $15,364,000 a year earlier.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded. In addition, approximately one half of these commitments are for SBA loans which may be sold in the secondary market.

10.          Shareholders’ Equity

On July 13, 2001, the Company concluded an exchange offer for shares of its Series A Preferred Stock, with 94 percent of the 103.5 thousand shares converting to common stock. Under the terms of the exchange offer, 10.6 shares of common stock and 10.6 common stock purchase warrants were issued for each share of Series A Preferred Stock. Each warrant allowed the holder to purchase one share of common stock at an exercise price of $5.24 for a fifteen-month period ending October 16, 2002. In addition, one share of common stock and one common purchase warrant were issued in full satisfaction of each $4.95 of accrued but unpaid dividends on each share of Series A Preferred Stock tendered. Approximately $627 thousand of unpaid dividends were settled in the exchange offer. Under the terms of the exchange offer,approximately 1.2 million shares of common stock and 1.2 million warrants were issued, for 97.5 thousand shares of tendered Series A Preferred Stock and the related unpaid dividends.  As a result of the exchange, the Company recorded a $1.8 million non-cash dividend, representing the value of the additional consideration transferred in the transaction over the fair value of securities issuable pursuant to the original terms of the agreement. This dividend had no impact on total capital, but significantly reduced earnings per common share for the full year of 2001.

In the fourth quarter of 2001, the Company redeemed the remaining $285,000 of Series A preferred stock.

In September 2001, a private placement common stock offering was undertaken to raise additional capital to support asset growth and to increase regulatory capital. The offering raised $1.1 million in capital through the issuance of 283 thousand common shares. On September 26, 2002, the Company enhanced its regulatory capital by issuing $9.0 million of floating rate capital securities. These securities qualify as Tier I Capital.

On October 21, 2002, the Company authorized the repurchase of up 10% of the outstanding common stock.  The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alernate uses of funds. As of December 31, 2002, $4.3 million or 643,000 shares of common stock were repurchased.

11.          Other Income

The other income components for the years ended December 31, 2000 through 2002 are as follows:

(In thousands)	2002	2001	2000
Non-deposit account transaction charges	$201	$174	$225
Loan referral fees	606	253	369
Income from cash surrender value of life insurance	—	—	108
Gain on the sale of deposits	—	—	3,477
Loss of sale of loans	—	—	(960)
Other	285	270	(12)
Total other income	$1,092	$697	$3,207

12.          Other Operating Expenses

The other operating expense components for the years ended December 31, 2000 through 2002 are as follows:

(In thousands)	2002	2001	2000
Advertising	$463	$375	$815
Travel, entertainment, training & recruiting	346	337	434
Amortization of intangible assets*	—	—	3,595
Other expense	990	716	1,416
Total other operating expenses	$1,799	$1,428	$6,260

* 2000 includes a $3.2 million write-down of intangibles, associated with closing CMA.

13.          Income Taxes

The components of the provision (benefit) for income taxes are as follows:

(In thousands)	2002	2001	2000
Income Taxes
Federal - Current provision (benefit)	$2,543	$—	$—
Federal - Deferred provision (benefit)	(448)	404	(936)
Total Federal provision (benefit)	$2,095	$404	$(936)

State - Current provision	615	101	181
State - Deferred provision (benefit)	(112)	72	(316)
Total State provision (benefit)	$503	$173	$(135)
Valuation Allowance	(487)	(959)	1,910
Total provision (benefit) for income taxes	$2,111	$(382)	$839

A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2002	2001	2000
Federal income taxes at statutory rate	$1,979	$564	$(1,725)
State income taxes, net of Federal income tax effect	336	114	95
Other, net	283	(101)	559
Valuation allowance	(487)	(959)	1,910
Provision (benefit) for income taxes	$2,111	$(382)	$839

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31,2002 and 2001 are as follows:

(In thousands)	2002	2001
Allowance for loan losses	$1,372	$1,000
Unrealized (gain) loss on securities available for sale	(177)	3
Deferred loan costs	(61)	(260)
Operating loss carry-forward	684	726
Other, net	281	244
Net deferred tax asset	2,099	1,713
Less: valuation allowance	(464)	(951)
Net deferred tax asset	$1,635	$762

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

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The balance of the valuation allowance at December 31, 2002 was $464,000, which reduced the deferred tax asset to $1,635,000.

At December 31, 2002, the Company had available for federal and state tax purposes, pre tax net operating loss carryforwards of approximately $93,000 and $10.0 million, respectively. The net operating loss carryforwards for federal and state purposes expire 2021 and 2008, respectively.

14.          Income (Loss) per Common Share

The following is a reconciliation of the calculation of basic and dilutive income (loss) per share.  All share amounts have been restated to include the effect of a 5% stock distribution paid on March 14, 2003.

	2002	2001	2000
Net Income (Loss)	$3,709	$2,041	$(5,912)
Less: Preferred stock dividends	23	276	413
Preferred stock exchange dividend	—	1,786	—
Net loss to common shareholders	$3,686	$(21)	$(6,325)
Weighted average common shares outstanding	5,483	4,512	3,891
Plus: Potential dilutive common stock	333	—	—
Diluted average common shares outstanding	5,816	4,512	3,891
Net Income (loss) per common share -
Basic	$0.67	$0.00	$(1.63)
Diluted	$0.63	$0.00	$(1.63)

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

The Company’s capital amounts and ratios for each of the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2002
Leverage ratio	$35,688	8.38%	>	$17,038	4.00%	>	$21,298	5.00%
Tier I risk-based ratio	$35,688	11.05%	>	$12,919	4.00%	>	$19,379	6.00%
Total risk-based capital ratio	$39,789	12.32%	>	$25,839	8.00%	>	$32,299	10.00%
As of December 31, 2001
Leverage ratio	$24,786	6.62%	>	$14,977	4.00%	>	$18,721	5.00%
Tier I risk-based ratio	$24,786	9.53%	>	$10,405	4.00%	>	$15,607	6.00%
Total risk-based capital ratio	$27,951	10.75%	>	$20,810	8.00%	>	$26,012	10.00%

The Bank’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2002
Leverage ratio	$29,509	6.96%	>	$16,956	4.00%	>	$21,195	5.00%
Tier I risk-based ratio	$29,509	9.16%	>	$21,893	4.00%	>	$19,339	6.00%
Total risk-based capital ratio	$33,541	10.41%	>	$25,786	8.00%	>	$32,232	10.00%
As of December 31, 2001
Leverage ratio	$23,384	6.25%	>	$14,970	4.00%	>	$18,713	5.00%
Tier I risk-based ratio	$23,384	9.00%	>	$10,394	4.00%	>	$15,591	6.00%
Total risk-based capital ratio	$26,549	10.22%	>	$20,788	8.00%	>	$25,986	10.00%

16.          Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 20% of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan.  The Bank contributed $85,906, $44,000 and $42,000 to the Plan in 2002, 2001 and 2000, respectively.

The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the 401(k) plan.

The Company has several stock option Plans.  These Plans allow the Board of Directors to grant options to officers, employees and members of the Board. Option prices are determined by the Board, provided however,that the option price may not be less than 85 percent of the fair market value of the shares at the date of the grant. The period during which the option is vested varies, but no option may be exercised after 10 years from the date of the grant.  As of December 31, 2002, 1,009,969 shares have been reserved for issuance, of which 755,637 are outstanding, 75,217 have exercised leaving 179,115 available.

Transactions under these five stock option plans are summarized as follows:

	Number of Shares	Exercise Price Per Share			Weighted Average Exercise Price
Outstanding, December 31, 1999	554,631	$5.88	—	$13.04	$10.07
Options granted	92,925	2.68	—	7.62	6.01
Options exercised	—		—		—
Options expired	(331,657)	5.60	—	12.86	9.94
Outstanding, December 31, 2000	315,899	$2.68	—	$13.04	$9.00
Options granted	467,250	2.90	—	4.05	3.80
Options exercised	—		—		—
Options expired	(129,500)	2.90	—	13.04	7.94
Outstanding, December 31, 2001	653,648	$2.68	—	$13.04	$5.49
Options granted	249,926			6.44	6.44
Options exercised	(9,276)	5.69	—	6.91	6.38
Options expired	(138,661)	3.44	—	13.04	9.71
Outstanding, December 31, 2002	755,637	$2.68	—	10.66	$5.02

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans. Under APB Opinion 25, compensation costs for the stock option is not recognized. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans has an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123,Accounting for Stock-Based Compensation, to stock-based employee compensation.

(In thousands, except per share amounts)	2002	2001	2000
Net income (loss)
As reported	$3,709	$(21)	$(6,325)
Pro forma	3,255	$(708)	$(6,631)

Income (Loss) per share-
Diluted as reported	$0.63	$(0.00)	$(1.63)
Pro forma	$0.56	$(0.16)	$(1.71)

The fair value of each option grant under the Plans is estimated as of the date of grant using the Black- Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000 respectively; dividend yields of 0.0%, 0.0% and 0.0% respectively, expected volatility of 37%, 80.0% and 90.0% respectively, risk-free interest rates of 2.00%, 4.56% and 5.55% respectively, and expected lives of 3.5, 3.5 and 3.4, respectively.  The estimated fair value of each award option was $3.03, $2.20 and $4.37 in 2002, 2001 and 2000, respectively.

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price			Shares Outstanding at December 31, 2002	Remaining Contractual Life	Shares Exercisable at December 31, 2002
	<	$4.00	197,715	8.07 years	67,173
$4.01	-	$5.00	264,521	8.55 years	221,152
$5.01	-	$7.00	249,664	9.79 years	47,773
$7.01	-	$11.99	43,737	3.11 years	11,655
		$5.02	* 755,637		347,753

* Weighted average exercise price

Select key employees and Board members are eligible to participate in the Company’s two Stock Bonus Plans. Under the Plans, the Company may award stock grants to those employees and Board members at its discretion.   The Company records an expense equal to the number of shares granted multiplied by the fair market value of the stock at the date of grant.  No shares were granted in 2001 or 2002.  As of December 31, 2002, the Company has 50,027 shares reserved for issuance under the Stock Bonus Plans.

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

Borrowings -

The fair value of borrowings are estimated by discounting the projected future cash flows using current market rates.

Unrecognized Financial Instruments

At December 31, 2002, the Bank had standby letters of credit outstanding of $137,000, as compared to $197,500 at December 31, 2001.  The fair value of these commitments is nominal.

Below are the Company’s estimated financial instruments fair value as of December 31, 2002 and 2001:

	2002		2001
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets-
Cash and Federal funds sold	$30,237	$30,237	$16,832	$16,832
Securities held to maturity	26,184	26,856	20,923	21,113
Securities available for sale	55,570	55,570	59,773	59,773
Loans, net of allowance for possible loan losses	307,700	312,427	269,394	270,943
Financial liabilities- Total deposits	382,585	384,166	339,954	341,930
Financial liabilities- Borrowings	19,000	20,462	10,000	11,111

18.          Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

Balance Sheets	December 31
(in thousands)	2002	2001
Assets:
Cash	$5,849	$1,267
Securities available for sale	226	123
Investment in Bank subsidiary	29,818	23,413
Other assets	397	92
Total assets	$36,290	$24,895
Liabilities and Shareholders’ Equity:
Other liabilities	$184	$59
Other borrowings	9,000	—
Shareholders’ equity	27,106	24,836
Total Liabilities and Shareholders’ equity	$36,290	$24,895

Statements of Operations	December 31
(in thousands)	2002	2001	2000
Interest income	$46	$34	$97
Interest expense	127	—	15
Net interest income	(81	34	82
Gain on sale of available for sale securities	—	53	4
Total income	(81)	87	86
Compensation	—	—	79
Other expenses	80	236	594
Loss before income tax benefit and equity in undistributed loss of subsidiary	(161)	(149)	(587)
Income tax benefit	—	—	(199)
Loss before equity in undistributed loss of subsidiary	(161)	(149)	(388)
Equity in undistributed net income (loss) of subsidiary	3,870	2,190	(5,524)
Net income (loss)	$3,709	$2,041	$(5,912)

Statements of Cash Flows	December 31
(in thousands)	2002	2001	2000
Operating Activities:
Net income (loss)	$3,709	$2,041	$(5,912)
Adj to reconcile net income (loss) to net cash (used in) provided by operating activities:
Equity in undistributed (earnings) loss of subsidiary	(3,870)	(2,190)	5,524
Stock grants	—	—	10
Gain on sale of securities available for sale	—	(53)	(4)
Decrease (increase) in other assets	(305)	4	605
(Decrease) increase in other liabilities	112	(46)	35
Net cash (used in) provided by operating activities	(354)	(244)	258
Investing Activities:
Sales and maturities of securities available for sale	—	398	62
Purchases of securities available for sale	(85)	—	—
Additional equity investment in bank subsidiary	(2,250)	(800)	(5,109)
Net cash used in investing activities	(2,335)	(402)	(5,047)
Financing Activities:
Proceeds from issuance of preferred stock, net	—	—	4,929
Proceeds from issuance of common stock, net	2,847	1,237	—
Proceeds for issuance of long term debt	9,000	—	—
Payment to repurchase common stock, net	(4,268)	—	—
Redemption of preferred stock	(285)	—	—
Cash dividends paid on preferred stock	(23)	(45)	(25)
Net cash provided by financing activities	$7,271	$1,192	$(4,904)
Net increase in cash and cash equivalents	4,582	546	115
Cash beginning of year	1,267	721	606
Cash end of year	$5,849	$1,267	$721
Supplemental disclosures: Interest paid	$121	$—	$15

19.          Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31,2002 and 2001 is unaudited.  However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.  Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

(In thousands, except per share data)	March 31	June 30	September 30	December 31
2002
Total interest income	$5,748	$6,127	$6,227	$6,193
Total interest expense	2,118	2,184	2,145	2,125
Net interest income	3,630	3,943	4,082	4,068
Provision for loan losses	600	975	375	400
Net interest income after provision for loan losses	3,030	2,968	3,707	3,668
Total non-interest income	1,891	2,362	1,622	2,116
Total non-interest expense	3,652	3,900	3,830	4,162
Net income before tax	1,269	1,430	1,499	1,622
Income tax provision	447	514	537	613
Net income from operations	822	916	962	1,009
Preferred stock dividends	8	7	8	—
Net income to common shareholders	814	909	954	1,009
Basic income per common share	$0.15	$0.17	$0.17	$0.19
Diluted income per commmon share	$0.14	$0.16	$0.16	$0.18

2001	March 31	June 30	September 30	December 31

Total interest income	$6,016	$5,945	$5,963	$5,968
Total interest expense	3,353	3,132	2,791	2,426
Net interest income	2,663	2,813	3,172	3,542
Provision for loan losses	150	150	275	825
Net interest income after provision for loan losses	2,513	2,663	2,897	2,717
Total non-interest income	1,161	1,440	1,333	1,457
Total non-interest expense	3,540	3,896	3,501	3,585
Net income before tax	134	207	729	589
Income tax provision (benefit)	6	5	3	(396)
Net income from operations	$128	$202	$726	$985
Preferred stock dividends	129	131	1,795	7
Net (loss) income to common shareholders	$(1)	$71	$(1,069)	$978
Basic and diluted income (loss) per common share	$0.00	$0.02	$(0.22)	$0.18

Products and Services

Working With You. For You. Unity.

800.618.BANK

unitybank.com

[GRAPHICS]

R e t a i l F i n a n c i a l S e r v ice C e n t e r s
Clinton	Highland Park	South Plainfield
64 Old Highway 22	104 Raritan Avenue	2426 Plainfield Avenue
908.730.7300	732.418.0330	908.412.9393
Colonia	Linden	Springfield
1379 St. Georges Avenue	628 North Wood Avenue	733 Mountain Avenue
732.815.1177	908.925.8353	973.258.0111
Edison	North Plainfield	Union
1746 Oak Tree Road	450 Somerset Street	952 Stuyvesant Avenue
732.205.0044	908.769.0303	908.851.9700
Flemington	Scotch Plains	Whitehouse
110 Main Street	2222 South Avenue	370 Route 22 West
908.782.2000	908.233.8009	908.823.0555

Company Information

Unity Bancorp, Inc.

Company Headquarters

Unity Bancorp,Inc.

64 Old Highway 22

Clinton, New Jersey 08809

Counsel

McElroy, Deutsch & Mulvaney

Morristown, New Jersey

Auditors

KPMG LLP

Short Hills, New Jersey

Registrar & Transfer Agent

Shareholder address changes or inquiries regarding shareholder accounts and stock transfers should be directed to: Registrar and Transfer Company 10 Commerce Drive

Cranford, New Jersey 07016-3572

800.866.1340

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

Common Stock Prices

The table below sets forth by quarter the range of high, low and quarter-end closing sale prices for Unity Bancorp,Inc’s. common stock.  No dividends were paid on common stock in 2002 or 2001.

Quarter	High	Low	Close
2002
Fourth	$8.10	$6.07	$7.85
Third	6.76	5.82	6.27
Second	6.90	5.24	6.25
First	8.48	5.79	6.19
2001
Fourth	$6.19	$4.47	$6.20
Third	5.89	3.81	4.81
Second	4.29	2.90	3.81
First	3.81	1.90	3.33

Annual Meeting of Shareholders

Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 6:00 pm, Thursday, May 15, 2003, at the Stanton Ridge Country Club, Readington, NJ.

Table of Contents
Shareholders’ Message
Directors and Management
Management’s Discussion and Analysis
Independent Auditors’ Report
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Products and Services
Company Information