Form 10-K, Exhibit 13
period 2005-12-31
UNITY BANCORP INC /NJ/
filed 2006-03-24
CIK 920427

EXHIBIT 13

Portion of Unity Bancorp, Inc. 2005 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period’s data for purposes of comparability with current period presentation.

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operation” is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2005, contains a summary of the Company’s significant accounting policies. Management believes the Company’s policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application is periodically reviewed with the Audit Committee and the Board of Directors.

The provision for loan losses is based upon management’s evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company’s loans are secured by real estate . Accordingly, the ability to collect a substantial portion of the carrying value of the Company’s loan portfolio is susceptible to changes in real estate market conditions and may be adversely affected should real estate values decline. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company’s control.

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the “Bank,” or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through the Internet and its 14 branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey. These services include: the acceptance of demand, savings and time deposits, extension of consumer, real estate, Small Business Administration and other commercial credits.

Results of Operations

Net income for the year ended December 31, 2005, was $6.2 million, a 16.5 percent increase compared to $5.3 million for 2004. This was the result of increased net interest income driven by a higher volume of earning assets and increased non-interest income, partially offset by higher operating expenses and a higher provision for loan losses. Performance highlights for 2005 include:

•                  Earnings per basic and diluted share for the year ended December 31, 2005 were $1.01 and $0.96, respectively compared to $0.88 and $0.83 for the prior year. All share amounts have been adjusted for the 5 percent stock distribution paid on June 30, 2005.

•                  Return on average assets equaled 1.10 percent in 2005 and 2004.

•                  Return on average equity equaled 16.29 percent in 2005 and 16.32 percent in 2004.

•                  The efficiency ratio improved to 61.53 percent in 2005 compared to 64.51 percent in 2004.

During 2005, the Federal Reserve Board raised short-term interest rates 8 times for a total of 200 basis points. This resulted in the target Federal Funds rate increasing from 2.25 percent at December 31,2004 to 4.25 percent at December 31, 2005 and the Prime-lending rate increasing from 5.25 percent to 7.25 percent during this period. These increases resulted in a flat yield curve and a challenging interest rate environment in which to operate. Despite this challenging interest rate environment, the Company was able to grow net interest income due to strong growth in interest earning assets and a stable net interest margin. However, the effect of the flat yield curve may cause the net interest margin and net interest spread to contract in 2006 due to the competitive pricing of deposits in the New Jersey market place and the resulting higher cost of deposits.

2005 vs. 2004

Net interest income, the largest component of operating income, increased $3.1 million or 16.1 percent to $22.2 million for the year ended December 31, 2005 compared to $19.2 million in 2004. The increase in net interest income was attributed to a higher volume of interest earning assets and an increased yield on earning assets, partially offset by a higher cost of funds. Net interest spread, the difference between the rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities, decreased 3 basis points to 3.74 percent in 2005 from 3.77 percent in 2004. Net interest margin (net interest income as a percentage of average interest-earning assets) decreased slightly to 4.17 percent in 2005, from 4.18 percent in 2004. The primary cause of the decrease in both net interest spread and net interest margin was the higher cost of deposits and the shift of lower cost checking products into higher cost savings and time deposits.

Non-interest income increased $561 thousand or 7.4 percent to $8.2 million in 2005 compared to $7.6 million in 2004. The primary reason for the increase was an increase in loan servicing fees, gains on the sale of residential mortgages, bank owned life insurance income and deposit service charge income, partially offset by lower gains on the sale of SBA loans.

Non-interest expense increased $1.4 million or 8.4 percent to $18.7 million in 2005 from $17.2 million in 2004. This increase was primarily the result of increased compensation and benefits, furniture and equipment, occupancy and processing and communications expenses, offset in part by reduced loan servicing costs and professional fees.

In 2005, the Company recorded income tax expense of $3.7 million, resulting in a 37.3 percent effective tax rate compared to $3.1 million or a 36.4 percent effective tax rate in 2004.

2004 vs. 2003

Net income for the year ended December 31, 2004, was $5.3 million, a 16.3 percent increase compared to $4.6 million for 2003. Earnings per basic and diluted share for the year ended December 31, 2004 were $0.88 and $0.83, respectively compared to $0.77 and $0.74 for the prior year. The increase in earnings from the prior year is primarily the result of increased revenue due to increased net interest income driven by a higher volume of earning assets, a lower provision for loan losses and lower non-interest expenses, partially offset by reduced non-interest income and increased income tax expense.

Net Interest Income

The Company’s principal source of income is net interest income. Net interest income is the difference between the interest earned on its earning assets such as investments and loans, and the interest paid on deposits and borrowings.

Tax-equivalent interest income totaled $33.9 million in 2005, an increase of $7.7 million or 29.2 percent, compared to $26.2 million realized in 2004. Of the $7.7 million increase in interest income on a tax equivalent basis in 2005, $4.8 million can be attributed to the increase in average interest earning assets while $2.9 million may be attributed to an increase in the yield on interest-earning assets. The average volume of interest-earning assets increased $74.5 million to $534.7 million in 2005 compared to $460.2 million in 2004. This was due to a $67.7 million increase in average loans, a $4.7 million increase in average securities and a $2.1 million increase in average Federal funds sold and interest bearing deposits with banks. The yield on interest-earning assets increased 64 basis points to 6.34 percent in 2005 due to the impact of a higher overall interest rate environment in 2005 compared to 2004. Variable rate instruments such as SBA loans, commercial loans, consumer home equity lines of credit and federal funds sold and interest on deposits increased due to the higher market rates. Key interest rate increases during 2005 included:

•                  The average interest rate on Federal funds sold and interest bearing deposits increased 205 basis points to 3.33 percent in 2005,  compared to 1.28 percent in 2004.

•                  The average interest rate earned on SBA loans increased 199 basis points to 8.82 percent in 2005, compared to 6.83 percent in 2004, due to the quarterly re-pricing of these loans with changes in Prime.

•                  The average interest rate earned on Consumer loans increased 102 basis points to 5.79 percent in 2005, compared to 4.77 percent in 2004, due to the re-pricing of Prime-based home equity lines of credit.

The higher interest rate environment also increased the cost of funds. Interest expense was $11.6 million in 2005, an increase of $4.6 million or 65.6 percent compared to 2004. Of the $4.6 million increase in interest expense in 2005, $2.4 million was attributed to an increase in interest bearing liabilities and $2.2 million was due to an increase in the rates paid on these liabilities. Interest-bearing liabilities averaged $446.1 million in 2005, an increase of $82.1 million, or 22.5 percent, compared to 2004. The increase in interest-bearing liabilities was a result of increases in the savings and time deposits and the borrowed funds and subordinated debentures categories, offset in part by a decline in interest-bearing demand deposits. Average borrowed funds and subordinated debentures increased $17.4 million to $46.6 million in 2005 compared to $29.2 million in 2004. The average cost of interest-bearing liabilities increased 67 basis points to 2.60 percent, primarily due to the re-pricing of deposits in a higher interest rate environment. The cost of interest bearing deposits increased 67 basis points to 2.40 percent in 2005 as the rates paid on all deposit products increased and the mix of deposits shifted from lower-cost interest bearing demand deposits to higher cost savings and time deposits. The cost of borrowed funds and subordinated debentures increased 12 basis points to 4.32 percent.

Tax-equivalent net interest income amounted to $22.3 million in 2005, an increase of $3.1 million, or 15.9 percent, compared to 2004. Net interest margin decreased slightly to 4.17 percent for 2005, compared to 4.18 percent in 2004. The reduced net interest margin was the result of the higher cost of funding asset growth. The net interest spread was 3.74 percent, a 3 basis point decrease from 3.77 percent in 2004.

For 2004, tax-equivalent net interest income totaled $19.2 million, an increase of $1.3 million or 7.3 percent from the $17.9 million earned in 2003. This increase was the result of a larger volume of interest earning assets offset by an 8 basis point decrease in net interest spread, which averaged 3.77 percent in 2004. Net interest margin was 4.18 percent for 2004, a decrease of 10 basis points compared to 4.28 percent in 2003.

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

Consolidated Average Balance Sheets

(Dollar amounts in thousands – Interest amounts and interest rates/yields on a fully tax-equivalent basis.)

	2005			2004
Years ended December 31,	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits with banks	$17,160	$572	3.33%	$15,039	$193	1.28%
Securities:
Available for sale	74,208	3,152	4.25	83,291	3,374	4.05
Held to maturity	31,139	1,477	4.74	17,395	867	4.98
Total securities	105,347	4,629	4.39	100,686	4,241	4.21
Loans, net of unearned discount:
SBA	74,369	6,558	8.82	62,853	4,296	6.83
Commercial	230,039	16,164	7.03	192,435	12,934	6.72
Residential mortgage	62,103	3,318	5.34	50,242	2,712	5.40
Consumer	45,707	2,648	5.79	38,979	1,860	4.77
Total loans	412,218	28,688	6.96	344,509	21,802	6.33
Total interest-earning assets	534,725	33,889	6.34	460,234	26,236	5.70
Non-interest-earning assets:
Cash and due from banks	12,661			13,304
Allowance for loan losses	(6,398)			(5,724)
Other assets	24,399			15,603
Total non-interest-earning assets	30,662			23,183
Total Assets	$565,387			$483,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$150,420	2,605	1.73	$188,840	2,656	1.41
Savings deposits	130,911	3,164	2.42	49,330	620	1.26
Time deposits	118,174	3,820	3.23	96,686	2,507	2.59
Total interest-bearing deposits	399,505	9,589	2.40	334,856	5,783	1.73
Other debt	46,604	2,014	4.32	29,169	1,225	4.20
Total interest-bearing liabilities	446,109	11,603	2.60	364,025	7,008	1.93
Non-interest-bearing liabilities:
Demand deposits	78,519			85,283
Other liabilities	2,634			1,445
Total non-interest-bearing liabilities	81,153			86,728
Shareholders’ equity	38,125			32,664
Total Liabilities and Shareholders’ Equity	$565,387			$483,417
Net interest spread		22,286	3.74%		19,228	3.77%
Tax-equivalent basis adjustment		(52)			(70)
Net interest income		$22,234			$19,158
Net interest margin			4.17%			4.18%

	2003			2002			2001
Years ended December 31,	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits with banks	$10,846	$138	1.27%	$9,838	$161	1.64%	$22,857	$1,007	4.41%
Securities:
Available for sale	63,102	2,403	3.81	53,277	2,522	4.73	55,674	3,327	5.98
Held to maturity	19,633	998	5.08	24,099	1,440	5.98	25,307	1,549	6.12
Total securities	82,735	3,401	4.11	77,376	3,962	5.12	80,981	4,876	6.02
Loans, net of unearned discount:
SBA	65,555	4,115	6.28	57,808	3,750	6.49	40,454	3,565	8.81
Commercial	175,685	12,495	7.11	145,031	10,842	7.48	93,925	7,870	8.38
Residential mortgage	52,014	3,126	6.01	67,470	4,030	5.97	76,560	4,640	6.06
Consumer	32,323	1,676	5.19	26,873	1,550	5.77	27,776	1,934	6.96
Total loans	325,577	21,412	6.58	297,182	20,172	6.79	238,715	18,009	7.54
Total interest-earning assets	419,158	24,951	5.96	384,396	24,295	6.32	342,553	23,892	6.97
Non-interest-earning assets:
Cash and due from banks	14,216			13,879			11,463
Allowance for loan losses	(4,783)			(3,680)			(2,785)
Other assets	13,764			12,317			13,075
Total non-interest-earning assets	23,197			22,516			21,753
Total Assets	$442,355			$406,912			$364,306

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$184,220	2,703	1.47	$151,115	2,731	1.81	$109,444	3,093	2.83
Savings deposits	36,976	423	1.14	34,000	760	2.24	30,837	734	2.38
Time deposits	90,814	2,733	3.01	112,799	4,175	3.70	130,063	7,095	5.46
Total interest-bearing deposits	312,010	5,859	1.88	297,914	7,666	2.57	270,344	10,922	4.04
Other debt	21,532	1,169	5.43	15,719	906	5.76	12,911	780	6.04
Total interest-bearing liabilities	333,542	7,028	2.11	313,633	8,572	2.73	283,255	11,702	4.13
Non-interest-bearing liabilities:
Demand deposits	79,102			64,900			56,967
Other liabilities	1,152			1,714			1,670
Total non-interest-bearing liabilities	80,254			66,614			58,637
Shareholders’ equity	28,559			26,665			22,414
Total Liabilities and Shareholders’ Equity	$442,355			$406,912			$364,306
Net interest spread		17,923	3.85%		15,723	3.59%		12,190	2.84%
Tax-equivalent basis adjustment		(56)			—			—
Net interest income		$17,867			$15,723			$12,190
Net interest margin			4.28%			4.09%			3.56%

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented. Changes that are not due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values. Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 34 percent.

	2005 versus 2004			2004 versus 2003
Year ended December 31, (Dollar amounts in thousands	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
on a tax equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Federal funds sold and interest-bearing deposits	$31	$348	$379	$54	$1	$55
Investment securities	272	116	388	701	139	840
Net loans	4,475	2,411	6,886	1,198	(808)	390
Total interest income	$4,778	$2,875	$7,653	$1,953	$(668)	$1,285

Interest Expense:
Interest-bearing demand deposits	$(595)	$544	$(51)	$66	$(113)	$(47)
Savings deposits	1,635	909	2,544	150	47	197
Time deposits	622	691	1,313	170	(396)	(226)
Total deposits	$1,662	$2,144	$3,806	$386	$(462)	$(76)
Other debt	753	36	789	358	(302)	56
Total interest expense	$2,415	$2,180	$4,595	$744	$(764)	$(20)
Net interest income-FTE	$2,363	$695	$3,058	$1,209	$96	$1,305
(Decrease) increase in tax-equivalent adjustment			(18)			14
Net interest income			$3,076			$1,291

Provision for Loan Losses

The provision for loan losses is determined based on management’s evaluation of the adequacy of the allowance for loan losses which is maintained at a level that we believe is sufficient to absorb estimated probable losses in the loan portfolio as of the balance sheet date.

The provision for loan losses totaled $1.9 million for 2005, an increase of $675 thousand, compared with $1.2 million for 2004. The provision for loan losses is comprised of the specific and general reserve factors used to determine reserve levels on certain types of loans. The increase in the provision for loan losses for 2005 was attributable to a higher level of non-performing loans and net charge-offs, the change and composition of the loan portfolio, the results of the analysis of the estimated probable losses inherent in the loan portfolio, the credit worthiness of particular borrowers, and general economic conditions. Non-performing loans totaled $4.4 million at December 31, 2005, an increase of $270 thousand compared to $4.1 million at December 31, 2004. Net loan charge-offs for 2005 were $814 thousand compared to $671 thousand in 2004. The provision is based on management’s assessment of the adequacy of the allowance for loan losses described under the section titled Allowance for Loan Losses. Management believes the current provision is appropriate based on its assessment of the adequacy of the allowance for loan losses.

The provision for loan losses totaled $1.2 million for 2004, a decrease of $425 thousand compared to $1.6 million in 2003. In 2004, the Company recorded $671 thousand of net charge-offs, compared to $342 thousand of net charge-offs in 2003. The decrease in the provision from 2003 to 2004 was attributed primarily to the decreased level of non-performing loans, partially offset by an increase in net charge-offs, the change and composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the results of the analysis of the estimated probable losses inherent in the portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, and general economic conditions.

Non-Interest Income

Non-interest income consists of service charges on deposits, service and loan fee income, gains on sales of securities and loans, Bank Owned Life Insurance (BOLI) income and other income. Non-interest income was $8.2 million for 2005, a $561 thousand, or 7.4 percent increase compared to $7.6 million for 2004. The increase in non-interest income was due to the increase in service and loan fee income, gains on Mortgage loans, BOLI income and service charges on deposits, partially offset by lower gains on sales of Small Business Administration (SBA) 7(a) loans.

The following table shows the components of non-interest income for 2005, 2004 and 2003:

(In thousands)	2005	2004	2003
Service charges on deposit accounts	$1,766	$1,618	$1,977
Service and loan fee income	2,111	1,831	1,956
Gain on SBA loan sales, net	2,956	3,217	3,075
Gain on Mortgage loan sales	382	192	49
Bank owned life insurance	185	—	—
Net security gains	69	76	185
Other income	721	695	1,101
Total non-interest income	$8,190	$7,629	$8,343

Service charges on deposits increased $148 thousand or 9.1 percent to equal $1.8 million in 2005 compared to $1.6 million in 2004. This increase was the result of a higher volume of overdraft fees collected in 2005 compared to the prior year. This was in contrast to 2004 when service charges on deposit accounts decreased $359 thousand, or 18.2 percent, from 2003 due to the Company choosing to mitigate overdraft risk with certain customers.

Service and loan fee income increased $280 thousand or 15.3 percent to $2.1 million in 2005 compared to $1.8 million in 2004. This was the result of increased prepayment fees, loan processing fees and SBA servicing income. Service and loan fee income amounted to $1.8 million for 2004, a decrease of $125 thousand, or 6.4 percent, from 2003. This decrease was the result of lower levels of prepayment penalties on commercial loans compared to 2003.

Gains on the sale of SBA loans decreased $261 thousand or 8.1 percent to $3.0 million in 2005 compared to $3.2 million in 2004. This decrease was the result of increased broker and employee commissions being paid on these loans. Gains on the sale of SBA loans were $3.2 million in 2004, a 4.6 percent increase over 2003. The increase compared to the prior year was due to an increased volume of SBA loan sales during the period. Gains on SBA loan sales reflect the participation in the SBA’s guaranteed loan program. Under the SBA 7(a) program, the SBA guarantees up to 85 percent of the principal of a qualifying loan. The Company usually sells the guaranteed portion of the loan into the secondary market and retains the unguaranteed portion. Sales of guaranteed SBA loans totaled $37.5 million, $35.9 million, and $34.8 million for 2005, 2004 and 2003, respectively.

Gains on the sale of mortgage loans increased $190 thousand to $382 thousand in 2005, compared to $192 thousand in 2004 due to a larger volume of mortgage loans being sold. Gains on the sale of mortgage loans increased $143 thousand in 2004 to $192 thousand due to a larger volume of mortgage loans being sold as the Company invested more resources in this line of business.

In December 2004, the Company purchased $5 million of BOLI to offset the rising costs of employee benefits. In 2005, the cash surrender value of the BOLI increased $185 thousand.

Net security gains totaled $69 thousand in 2005, a $7 thousand or 9.2 percent decrease compared to the prior year. Net security gains were $76 thousand for the year ended December 31, 2004, a decrease of 58.9 percent, as compared to $185 thousand for the prior year-end. In 2003, the Company recognized an impairment charge of $331 thousand on an asset-backed security, which is included as a reduction in security gains. In 2004, $75 thousand in interest payments were recorded against principal. This bond was sold in 2005.

Other income increased $26 thousand to $721 thousand in 2005 compared to $695 thousand in 2004. This increase was due to increased commercial loan referral income. Other income was $695 thousand in 2004, compared to $1.1 million in 2003. The decrease in other income is due primarily to exiting the joint venture with Hallmark Title Company, and the decreased commissions from the third-party sales of security and annuity products.

Non-Interest Expense

Total non-interest expense was $18.7 million for 2005, an increase of $1.4 million or 8.4 percent over 2004. This increase was primarily the result of increased compensation and benefits, furniture and equipment, occupancy and processing and communications expenses, offset in part by reduced loan servicing costs and professional fees. The following table presents a breakdown of non-interest expense for the years ended December 31, 2005, 2004 and 2003:

(In thousands)	2005	2004	2003
Compensation and benefits	$9,639	$8,435	$8,301
Occupancy, net	2,256	2,085	1,884
Processing & communications	2,010	1,919	2,100
Furniture & equipment	1,350	1,146	1,061
Advertising	697	695	596
Professional services	547	593	1,541
Loan servicing	482	738	651
Deposit insurance	61	61	62
Other expenses	1,634	1,558	1,133
Total non-interest expense	$18,676	$17,230	$17,329

Compensation and benefits expense, the largest component of non-interest expense, totaled $9.6 million in 2005, an increase of $1.2 million or 14.3 percent compared to 2004. This increase was due to increased head count as the Company added retail and lending staff, increased merit and incentive based payments and an increase in medical benefits premiums. Compensation and benefits expense was $8.4 million for 2004, an increase of $134 thousand or 1.6 percent, compared to 2003. The increase in compensation and benefits expense for the year was related to the increased head count, merit increases, increases in incentives as a result of increased earnings, and increased medical and benefit premiums. Included in compensation and benefits expense for 2003 is $320 thousand in severance related to the resignation of the former President and Chief Executive Officer. At December 31, 2005, 2004 and 2003 there were 190, 185 and 171 employees respectively.

Occupancy expense increased $171 thousand or 8.2 percent to $2.3 million in 2005. The increase was due to maintenance expense related to branch and back-office refurbishment and a new branch in Phillipsburg, New Jersey. Occupancy expense was $2.1 million for 2004, a 10.7 percent increase over the prior year. The increase in occupancy expense was related to the opening of a new branch location in 2003 and branch maintenance costs; as well as, annual lease adjustments and increased utility and property tax expenses.

Processing and communications expenses increased $91 thousand or 4.7 percent to $2.0 million in 2005 compared to the prior year. These increases were the result of higher data processing and internet banking expenses as our customer base grows as well as increased payroll processing costs. Processing and communications expense decreased to $1.9 million in 2004, a $181 thousand or 8.6 percent decrease compared to 2003. The decrease was due to lower payroll processing costs and lower costs related to the ordering and shipment of coin and currency, partially offset by the increased number of deposit and loan accounts being serviced.

Furniture and equipment expense increased $204 thousand or 17.8 percent to $1.4 million in 2005 compared to the prior year. Furniture and equipment expense increased 8.0 percent to $1.1 million for 2004. The increases over the past two years were due primarily to higher software maintenance and equipment lease expense as we continue to invest in the technology necessary to efficiently service our customers.

Advertising expenses were flat at $697 thousand in 2005 and $695 thousand in 2004. Advertising expenses in 2005 consisted of higher community relations, gifts and marketing events expenses, offset in part by lower marketing expense. Advertising expense was $695 thousand for 2004, an increase of $99 thousand or 16.6 percent, compared to 2003. The increase was due to increased advertising related to new business generation.

Professional service fees decreased $46 thousand to $547 thousand in 2005 compared to 2004 due to lower legal and consulting fees, partially offset by increased accounting and audit fees. Professional services fees totaled $593 thousand for 2004, a $948 thousand, or 61.5 percent decrease, compared to 2003. This decrease is due primarily to $700 thousand in professional fees associated with an audit committee inquiry regarding the former President and Chief Executive Officer. Legal expenses related to ongoing litigation expenses also fell during 2004.

Loan servicing costs decreased $256 thousand or 34.7 percent to $482 thousand in 2005 compared to 2004. The decrease was the result of the collection of prior period expenses. Loan servicing expense amounted to $738 thousand for 2004, an increase of $87 thousand, or 13.4 percent compared to 2003. The increase in loan servicing expenses was related to appraisal and filing costs incurred when generating new loan volume, as well as legal and loan collection costs associated with non-performing loans.

Deposit insurance expense was $61 thousand for 2005 and 2004 and relatively flat compared to $62 thousand in 2003.

Other expenses increased $76 thousand or 4.9 percent to $1.6 million compared to the prior year. This increase was due primarily to increased insurance expenses and employee recruiting expenses. Other expenses amounted to $1.6 million for 2004, an increase of $425 thousand or 37.5 percent from the prior year. The increase was due primarily to the settlement of a lawsuit in 2004 and increases in employee recruiting and education expense.

Income Tax Expense

For 2005, the Company reported income tax expense of $3.7 million for a 37.3 percent effective tax rate compared to $3.1 million or 36.4 percent effective tax rate in 2004. The increase in the tax provision was the result of higher pre-tax earnings and a higher effective tax rate. The reduction in the effective tax rate in 2004 was the result of the realization of a $286 thousand prior period State tax asset valuation allowance. The Company anticipates a 35 percent to 36 percent effective income tax rate in 2006.

The Company reported income tax expense of $3.1 million for a 36.4 percent effective tax rate in 2004 compared to $2.7 million or a 37.1 percent effective tax rate in 2003. The increase in the tax provision was the result of higher pre-tax earnings, partially offset by the reduction in the effective tax rate. The reduction in the effective tax rate was the result of the realization of a $286 thousand prior period State tax valuation allowance asset during 2004. All prior period State tax valuation reserves were utilized in 2004.

Financial Condition

Total assets increased $98.8 million, or 19.2 percent, to $614.2 million at December 31, 2005, compared to $515.4 million at December 31, 2004. This increase was due to a $75.0 million increase in total loans, a $15.8 million increase in federal funds sold and interest bearing deposits, and a $4.7 million increase in total securities funded by an $88.0 million increase in total deposits, a $5.0 million increase in borrowed funds and a $5.1 million increase in shareholders’ equity. Included in this asset growth was $16.4 million in loans and $21.0 million in deposits which were acquired in November 2005 when the Company purchased interState Net Bank’s Phillipsburg, New Jersey branch.

Average total assets for 2005 were $565.4 million, an $82.0 million increase from the prior year’s $483.4 million average balance. The increase in average assets was due primarily to growth in the loan portfolio and federal funds sold and interest bearing deposits, funded by savings and time deposits and borrowed funds.

Investment Securities Portfolio

The Company’s securities portfolio consists of available for sale and held to maturity investments. The investment securities portfolio is maintained for asset-liability management purposes, as an additional source of liquidity, and as an additional source of earnings.

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

Securities available for sale were $65.6 million at December 31, 2005, a $12.4 million decrease from year-end 2004. During 2005, there were $8.1 million of purchases, $14.0 million of maturities and pay downs, $5.4 million in sales and $1.1 million in depreciation in the market value of the portfolio. Security purchases and sales consisted primarily of agency bonds and mortgage-backed securities. At December 31, 2005, the portfolio had a net unrealized loss of $1.9 million compared to a net unrealized loss of $781 thousand at the end of the prior year. These unrealized gains and losses are reflected net of tax in shareholders’ equity as other comprehensive loss.

The average balance of securities available for sale amounted to $74.2 million in 2005 compared to $83.3 million in 2004. The average yield earned on the available for sale portfolio increased 20 basis points, to 4.25 percent in 2005 from 4.05 percent in 2004. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 3.6 years at December 31, 2005, compared to 4.5 years in 2004.

Included in available for sale securities at December 31, 2004 was a $1.0 million asset-backed security which the Company had classified as impaired due to the Caa1 rating by Moody’s and the default rates on the underlying collateral. In 2005, the Company sold this asset-backed security for $600 thousand and recovered $24 thousand of the previously charged off impairment. At December 31, 2004, the Company had recognized a cumulative impairment of $406 thousand on the security.

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

Securities held to maturity were $40.7 million at December 31, 2005, an increase of $17.2 million or 72.8 percent, from year-end 2004. As of December 31, 2005 and 2004, the market value of held to maturity securities was $40.2 million and $23.8 million, respectively. The average balance of securities held to maturity amounted to $31.1 million in 2005 compared to $17.4 million in 2004. The average yield earned on held to maturity securities decreased 24 basis points, from 4.98 percent in 2004 to 4.74 percent in 2005. The weighted average re-pricing of held to maturity securities, adjusted for prepayments, amounted to 3.1 years and 2.7 years at December 31, 2005 and December 31, 2004, respectively.

Approximately 86 percent of the total investment portfolio had a fixed rate of interest.

Securities with a carrying value of $45.4 million and $53.2 million at December 31, 2005 and 2004, respectively, were pledged to secure government deposits, secured other borrowings and for other purposes required or permitted by law.

Loan Portfolio

The loan portfolio, which represents the Company’s largest asset group, is a significant source of both interest and fee income. The portfolio consists of commercial, SBA, residential mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk.

Total loans increased $75.0 million, or 20.1 percent to $448.6 million at December 31, 2005, from $373.6 million at year-end 2004. Growth in the loan portfolio was generated by increases of $52.8 million in commercial loans, $15.5 million in SBA loans, $4.9 million in consumer loans and $1.8 million in residential mortgages. Approximately $16.4 million in commercial loan growth was the result of the acquisition of the Phillipsburg, New Jersey branch of interState Net Bank in November 2005.

Average loans increased $67.7 million, or 19.7 percent from $344.5 million in 2004, to $412.2 million in 2005. The increase in average loans is due to growth in the commercial, residential real estate, SBA and consumer loan portfolios. The yield on the loan portfolio was 6.96 percent in 2005 compared to 6.33 percent in 2004. The increase in the yield on the loan portfolio was due to a higher interest rate environment in 2005 due to the Federal Reserve raising interest rates 200 basis points.

The SBA provides guarantees of up to 85 percent of the principal amount of SBA 7(a) loans. SBA 7(a) loans available for sale are generally sold in the secondary market with the non-guaranteed portion held in the portfolio. SBA 7(a) loans held to maturity amounted to $64.7 million at December 31, 2005, an increase of $9.1 million from December 31, 2004. SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $14.0 million at December 31,

2005, an increase of $6.4 million from December 31, 2004. SBA 7(a) loans are often originated outside of the Company’s market place.

Commercial loans are generally made in the Company’s market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $260.6 million at December 31, 2005, an increase of $52.8 million from year-end 2004. The commercial portfolio is expected to continue to increase in 2006. Included in commercial loans at December 31, 2005 are $48.6 million of SBA 504 loans. The SBA 504 program consists of real estate backed commercial mortgages where generally the Company has the first mortgage and the SBA has the second mortgage on the property. The Company generally has a 50 percent loan to value ratio on SBA 504 program loans.

Residential mortgage loans consist of loans secured by 1-4 family residential properties. These loans amounted to $62.0 million at December 31, 2005, an increase of $1.8 million from December 31, 2004. The Company did not originate a substantial amount of mortgage loans held for investment in 2005. The residential mortgage portfolio is expected to remain flat in 2006.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $47.3 million at December 31, 2005, an increase of $4.9 million or 11.5 percent from $42.4 million at December 31, 2004. The growth in consumer loans is related to the growth in home equity loans and lines. The consumer portfolio is expected to continue to increase in 2006 due to expected increased loan demand.

The following table sets forth the classification of loans by major category, including unearned, deferred costs and excluding the allowance for loan losses for the past five years at December 31:

	2005		2004		2003		2002		2001
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	$14,001	3.1%	$7,574	2.0%	$14,014	4.1%	$14,396	4.6%	$17,719	6.5%
SBA held to maturity	64,660	14.4	55,576	14.9	49,983	14.7	49,784	16.0	35,754	13.1
Commercial	260,581	58.1	207,771	55.6	188,197	55.4	163,813	52.5	119,262	43.8
Residential mortgage	62,039	13.8	60,240	16.1	51,176	15.1	56,297	18.0	73,144	26.8
Consumer	47,286	10.6	42,419	11.4	36,385	10.7	27,504	8.9	26,680	9.8
Total Loans	$448,567	100.0%	$373,580	100.0%	$339,755	100.0%	$311,794	100.0%	$272,559	100.0%

The Company has a concentration to a group of borrowers in the Hotel/Motel industry of approximately 13 percent of the total loan portfolio. There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio. There are no foreign loans in the portfolio. As a preferred SBA lender, a portion of the SBA portfolio is outside of the Company’s lending area.

The following table shows the maturity distribution or re-pricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2005.

(In thousands)	Within 1 Year	1-5 Years	After 5 Years	Total
SBA	$71,260	$6,538	$863	$78,661
Commercial	96,142	138,075	26,364	260,581
Residential mortgage	11,334	32,477	18,228	62,039
Consumer	29,863	5,728	11,695	47,286
Total	$208,599	$182,818	$57,150	$448,567

Amount of loans based upon:
Fixed interest rates				$123,669
Floating or adjustable interest rates				324,898
Total				$448,567

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

The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:

(In thousands)	2005	2004	2003	2002	2001
Non-performing by category
Commercial	$1,250	$1,534	$1,568	$213	$989
SBA	1,391	2,013	3,175	2,669	2,015
Residential mortgage	1,510	288	458	461	—
Consumer	210	256	194	214	180
Total non-performing loans	$4,361	$4,091	$5,395	$3,557	$3,184
OREO	178	345	327	196	258
Total non-performing assets	$4,539	$4,436	$5,722	$3,753	$3,442
Past due 90 days or more and still accruing interest
Commercial	$—	$—	$1,842	$347	$—
SBA	—	—	34	18	13
Residential mortgage	—	—	—	—	—
Consumer	—	—	—	1	56
Total	$—	$—	$1,876	$366	$69
Non-performing loans to total loans	0.97%	1.10%	1.59%	1.14%	1.17%
Non-performing assets to total loans and OREO	1.01%	1.19%	1.68%	1.20%	1.26%
Allowance for loan losses as a percentage of non-performing loans	158.04%	143.14%	99.20%	115.10%	99.40%

Non-performing loans were $4.4 million at December 31, 2005, a $270 thousand increase from $4.1 million at year-end 2004. The increase in non-performing loans was due primarily to increased levels of non-performing residential real estate loans. Prior to year-end 2005, the Company sold a $993 thousand note, which is included in total non-performing loans, to an unrelated third party. The Company received $200 thousand of the sales price, which reduced the non-performing loan balance, prior to year-end. The balance of $775 thousand was received in January 2006. Included in non-performing loans at December 31, 2005 are approximately $560 thousand of loans that are guaranteed by the SBA. Also, included in non-performing loans at December 31, 2005 was a $303 thousand commercial credit that was a troubled debt restructuring. Through December 31, 2005, the loan has continued to perform under the new terms.

There were no loans past due 90 days or more and still accruing at December 31, 2005 and 2004.

Other real estate owned (OREO) properties totaled $178 thousand at year-end 2005, a decrease of $167 thousand from $345 thousand at December 31, 2004. Total non-performing assets amounted to $4.5 million at December 31, 2005, an increase of $103 thousand compared with $4.4 million at year-end 2004.

Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial and SBA products, were $280 thousand and $1.4 million at December 31, 2005 and 2004, respectively. The decrease was due primarily to the reclassification of a 2004 potential problem loan to non-performing loans in 2005.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that the Company believes is sufficient to absorb probable and estimable credit losses in the loan portfolio as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the Company’s audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process, which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

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

The allowance for loan losses amounted to $6.9 million at December 31, 2005, compared to $5.9 million at year-end 2004. The increase in the allowance for loan losses was due to the provision for loan losses of $1.9 million exceeding $814 thousand of net charge-offs. The increase in the provision for loan losses can be primarily attributed to the higher level of nonperforming loans and higher level of net charge-offs for 2005 as compared to 2004. The increase in the allowance for loan losses was primarily attributable to the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, increased levels of non-performing loans and general economic conditions.

The following is a reconciliation summary of the allowance for loan losses for the past five years:

(In thousands)	2005	2004	2003	2002	2001
Balance at beginning of year	$5,856	$5,352	$4,094	$3,165	$2,558
Charge-offs:
Commercial	300	601	294	1,120	614
SBA	301	320	486	276	155
Residential mortgage	49	18	—	28	—
Consumer	523	29	93	170	154
Total charge-offs	1,173	968	873	1,594	923
Recoveries
Commercial	84	181	419	113	11
SBA	204	99	78	32	70
Residential mortgage	—	—	—	—	—
Consumer	71	17	34	28	49
Total recoveries	359	297	531	173	130
Total net charge-offs	$814	$671	$342	$1,421	$793
Provision charged to expense	$1,850	$1,175	$1,600	$2,350	$1,400
Balance at end of year	$6,892	$5,856	$5,352	$4,094	$3,165
Net charge-offs to average loans	0.20%	0.19%	0.11%	0.48%	0.33%
Allowance to total loans	1.54%	1.57%	1.58%	1.31%	1.16%

The ratio of allowance for loan losses to total loans at December 31, 2005 and 2004 was 1.54 percent and 1.57 percent, respectively. The allowance for loan losses as a percentage of non-performing loans was 158.04 percent at December 31, 2005, compared to 143.14 percent at the end of 2004.

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

	2005		2004		2003		2002		2001
(In thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Balance applicable to:
SBA	$1,712	17.5%	$1,724	16.9%	$1,296	18.8%	$1,119	20.6%	$776	19.6%
Commercial	4,417	58.1	3,436	55.6	3,526	55.4	2,463	52.5	1,756	43.8
Residential mortgage	444	13.8	375	16.1	270	15.1	282	18.1	325	26.8
Consumer	319	10.6	321	11.4	260	10.7	230	8.8	308	9.8
Total	$6,892	100.0%	$5,856	100.0%	$5,352	100.0%	$4,094	100.0%	$3,165	100.0%

Deposits

Deposits, which include non-interest bearing demand deposits and interest-bearing demand, savings and time deposits, are the primary source of the Company’s funds. For 2005, the Company realized continued growth in deposits. This growth was achieved through the emphasis on customer service, competitive rate structures and selective marketing through the Company’s fourteen-branch network, as well as the acquisition of approximately $21 million in deposits in connection with the acquisition of the Phillipsburg, NJ branch of interState Net Bank. The Company’s focus is to establish a comprehensive relationship with retail and business borrowers seeking deposits as well as lending relationships.

The following are period-end deposit balances for each of the last three years.

At December 31,	2005		2004		2003
(In Thousands)	Amount	%	Amount	%	Amount	%
Ending Balance:
Interest-bearing demand deposits	$139,076	26.7%	$164,426	38.0%	$199,510	48.1%
Savings deposits	141,935	27.2	79,557	18.3	38,447	9.3
Time deposits	161,302	30.9	106,076	24.4	90,223	21.7
Non-interest bearing demand deposits	79,547	15.2	83,839	19.3	86,802	20.9
Total deposits	$521,860	100.0%	$433,898	100.0%	$414,982	100.0%

Total deposits increased $88.0 million to $521.9 million at December 31, 2005 from $433.9 million at December 31, 2004. The increase in deposits was the result of a $62.4 million increase in savings deposits and a $55.2 million increase in time deposits, partially offset by a $25.4 million decline in interest-bearing demand deposits and a $4.3 million decline in demand deposits. Approximately $21 million of deposit growth was the result of the acquisition of the Phillipsburg, New Jersey branch of interState Net Bank in November 2005.

The mix of deposits shifted during 2005 as the concentration of demand deposits and interest bearing demand deposits fell and the concentration of higher cost savings and time deposits increased. The average cost of interest bearing deposits in 2005 was 2.40 percent compared to 1.73 percent for 2004. The increase in the cost of deposits can be attributed to the increase in interest rates and the shift in the mix of deposits. The Company expects the trend of growth in the deposit base to continue in 2006.

The following are average deposits for each of the last three years.

	2005		2004		2003
(In Thousands)	Amount	%	Amount	%	Amount	%
Average Balance:
Interest-bearing demand deposits	$150,420	31.5%	$188,840	45.0%	$184,220	47.1%
Savings deposits	130,911	27.4	49,330	11.7	36,976	9.5
Time deposits	118,174	24.7	96,686	23.0	90,814	23.2
Non-interest bearing demand deposits	78,519	16.4	85,283	20.3	79,102	20.2
Total deposits	$478,024	100.0%	$420,139	100.0%	$391,112	100.0%

Borrowed Funds

Borrowed funds consists primarily of advances from the Federal Home Loan Bank (“FHLB”) of New York and repurchase agreements. These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation. Residential mortgages and investment securities collateralize the borrowings from the FHLB, while investment securities are pledged against the repurchase agreements.

As of December 31, 2005, borrowed funds totaled $40 million, an increase of $5 million from the prior year-end. The change since December 31, 2004 was due to the addition of a $10 million FHLB repo-advance in April 2005, offset in part by the maturity of a short-term $5 million repurchase agreement with a rate of 2.50 percent on January 13, 2005.

As of December 31, 2005, the Company was a party to the following borrowed funds transactions:

•                  A $10 million repurchase agreement with a term of 5 years, expiring on March 11, 2009 and a rate of 2.78 percent. The borrowing may be called by the counterparty if the 3-month LIBOR rate is greater than or equal to 7 percent on March 11, 2005 or on any quarterly payment date thereafter.

•                  A $10 million FHLB repo-advance with a term of 10 years, expiring on December 15, 2014 and a fixed rate of 2.95 percent. The borrowing is convertible by the FHLB on December 15, 2006 and quarterly thereafter with 4 business days notice into replacement funding for the same or lesser principal amount based on any advance then offered by the FHLB at then current market rates.

•                  A $10 million FHLB advance with a term of 10 years, expiring on April 27, 2015 and a fixed rate of 3.70 percent. The borrowing is convertible by the FHLB on April 27, 2008 and quarterly thereafter with 4 business days notice into replacement funding for the same or lesser principal amount based on any advance then offered by the FHLB at then current market rates.

•                  A $10 million advance from the FHLB. The 4.92 percent borrowing from the FHLB matures in 2010 and is callable by the FHLB at any time.

At December 31, 2005, the Company had $27.7 million of additional availability at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB. The maximum borrowing line available if additional collateral was pledged as of December 31, 2005 amounted to approximately $50.7 million.

Subordinate Debentures

(Trust Preferred Securities)

On September 26, 2002, Unity (NJ) Statutory Trust I, a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The capital securities have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. The Subordinate Debentures are redeemable, in whole or part, prior to maturity but after September 26, 2007. The floating interest rate at December 31, 2005 was 7.92 percent. The additional capital was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

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

Repricing of mortgage-related investments are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate. Callable agency securities are shown based upon their option-adjusted spread modified duration date (“OAS”), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to the next call date, the maturity date, market volatility and current rate levels. Fixed rate loans are allocated based on expected amortization.

The following table sets forth the gap ratio at December 31, 2005. Assumptions regarding the re-pricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds. Core deposits such as demand interest, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six months	Six months through one year	More than one year through two years	More than two years through five years	More than five years through ten years	More than ten years and not re-pricing	Total
Assets
Cash & due from banks	$—	$—	$—	$—	$—	$11,945	$11,945
Federal funds sold	26,814	—	—	—	—	—	26,814
Investment securities	10,311	10,024	12,121	43,812	19,378	10,685	106,331
Loans	185,236	23,363	42,828	139,990	43,570	13,580	448,567
Other assets	—	—	—	—	—	20,515	20,515
Total Assets	$222,361	$33,387	$54,949	$183,802	$62,948	$56,725	$614,172
Liabilities and Shareholders’ Equity
Non-interest bearing demand deposits	$—	$—	$—	$—	$—	$79,547	$79,547
Savings and interest-bearing demand deposits	171,363	1,849	3,573	62,809	41,417	—	281,011
Time deposits	53,888	62,908	17,076	27,009	421	—	161,302
Borrowed funds and subordinate debentures	9,279	10,000	10,000	20,000	—	—	49,279
Other liabilities	—	—	—	—	—	2,104	2,104
Shareholders’ equity	—	—	—	—	—	40,929	40,929
Liabilities and Shareholders’ Equity	$234,530	$74,757	$30,649	$109,818	$41,838	$122,580	$614,172
Gap	$(12,169)	$(41,370)	$24,300	$73,984	$21,110	$(65,855)	—
Cumulative Gap	$(12,169)	$(53,539)	$(29,239)	$44,745	$65,855	—	—
Cumulative Gap to total assets	(1.98)%	(8.72)%	(4.76)%	7.29%	10.72%

At December 31, 2005, there was a six-month liability- sensitive gap of $12.2 million and a one-year liability-sensitive gap of $53.5 million, as compared to asset-sensitivity gaps of $28.7 million and $32.2 million at December 31, 2004. The change in the gap position during the year was in response to the Company modifying the assumptions for the Opportunity savings and checking products, which have evolved as a more rate sensitive product. The six month and one year cumulative gap to total assets ratio was within the board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12-24 month time horizon. At December 31, 2005, these simulations show that with a 300 basis point immediate increase in interest rates, net interest income would decrease by approximately $1.1 million, or 4.6 percent. An immediate decline of 300 basis points in interest rates would increase net interest income by approximately $293 thousand or 1.2 percent. These variances in net interest income are within the board-approved guidelines of +/- 7 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. The Company’s variance in the economic value of equity with rate shocks of 200 basis points, is a decline of 15.97 percent in a rising rate environment and a decline of 1.7 percent in a falling rate environment. The variance in the EVPE at December 31, 2005 is within board-approved guidelines of +/- 35 percent.

Operating, Investing and Financing

The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2005, the balance of cash and cash equivalents was $38.8 million, an increase of $15.4 million from December 31, 2004.

Net cash provided by operating activities totaled $2.0 million at December 31, 2005, as compared to $9.2 million at December 31, 2004. The primary source of funds was net income from operations adjusted for: provision for loan losses, depreciation expenses, originations of SBA loans held for sale and proceeds of SBA loans held for sale.

Net cash used in investing activities amounted to $58.1 million in 2005, increasing from a year ago. The cash used in investing activities was primarily a result of funding of the loan and securities portfolios, offset by sales, maturities and pay-downs in the investment portfolio.

Net cash provided by financing activities amounted to $71.5 million for 2005, compared to $43.8 million in 2004. The primary increase in cash provided by financing activities was due to growth in the Company’s deposit base and an increase in the Company’s borrowings.

Liquidity

The Company’s liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Parent Company

The principal sources of funds for the Parent Company are dividends paid by the Bank. The Parent Company only pays expenses that are specifically for the benefit of the Parent Company. Other than its investment in the Bank and Unity Statutory Trust I, the Parent Company does not actively engage in other transactions or business. The majority of expenses paid by the Parent Company are related to Unity Statutory Trust I. At December 31, 2005, the Parent Company had $933 thousand in cash and $424 thousand in marketable securities, valued at fair market value.

Consolidated Bank

Liquidity is a measure of the ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The principal sources of funds are deposits, scheduled amortization and prepayments of loan and investment principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Total FHLB borrowings amounted to $30.0 million and third party repurchase agreements totaled $10.0 million, as of December 31, 2005. At December 31, 2005, $27.7 million was available for additional borrowings from the FHLB. Pledging additional collateral in the form of 1-4 family residential mortgages or investment securities can increase the line with the FHLB. An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $65.6 million and $14.0 million respectively, at December 31, 2005.

As of December 31, 2005, deposits included $43.6 million of Government deposits, as compared to $38.6 million at year-end 2004. These deposits are generally short in duration and are very sensitive to price competition. The Company believes that the current level of these types of deposits is appropriate. Included in the portfolio were $36.5 million of deposits from four municipalities. The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

At December 31, 2005, the Bank had approximately $142.5 million of loan commitments, which will either expire or be funded, generally within one year. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 18 percent of these commitments are for SBA Loans, which may be sold into the secondary market.

Off Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2005. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby letters of credit	$978	$10	$—	$—	$988

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2005. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Long-term debt obligations	$—	$—	$20,000	$29,279	$49,279
Operating lease obligations	1,044	2,091	822	279	4,236
Purchase obligations – Fiserv	1,355	1,758	—	—	3,113
Construction of new branch	875	—	—	—	875
Total	$3,274	$3,849	$20,822	$29,558	$57,503

Long-term debt obligations include fixed term borrowings from the Federal Home Loan Bank, repurchase agreements and subordinated debentures. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.

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

Construction of new branch includes a contractual obligation for the creation of a new branch.

Capital

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and other qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent.

The following table summarizes the Company’s and the Bank’s risk-based and leveraged capital ratios at December 31, 2005 and 2004, as well as the required minimum regulatory capital ratios.

Company	Dec. 2005	Dec. 2004	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	8.27%	9.09%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.98%	11.14%	4.00%	6.00%
Total risk-based capital ratio	11.23%	12.39%	8.00%	10.00%

Bank	Dec. 2005	Dec. 2004	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	7.01%	7.53%	4.00%	5.00%
Tier 1 risk-based capital ratio	8.51%	9.22%	4.00%	6.00%
Total risk-based capital ratio	10.97%	11.95%	8.00%	10.00%

On September 26, 2002, the Company enhanced its regulatory capital by issuing $9.0 million of floating rate capital securities. These securities qualify as Tier I Capital.

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock. The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds. As of December 31, 2005 the Company had repurchased a total of 134 thousand shares of which 112 thousand shares have been retired, leaving 460 thousand shares remaining to be repurchased under the plan.

At December 31, 2005, shareholders’ equity was $40.9 million, a $5.1 million increase from year-end 2004. The increase in shareholders’ equity was a result of $6.2 million in net income, $917 thousand from the exercise of stock options, partially offset by $1.2 million of common stock cash dividends and $242 thousand in Treasury stock purchased. The ratio of total equity to assets at December 31, 2005 and 2004 was 6.66 percent and 6.96 percent, respectively.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Short Hills , New Jersey
February 17, 2006

Consolidated Balance Sheets

(In thousands)

December 31,	2005	2004

Assets
Cash and due from banks	$11,945	$12,439
Federal funds sold and interest bearing deposits	26,814	10,967
Securities:
Available for sale	65,583	78,014
Held to maturity (fair value of $40,212 and $23,786 in 2005 and 2004, respectively)	40,748	23,579
Total securities	106,331	101,593

Loans:
SBA held for sale	14,001	7,574
SBA held to maturity	64,660	55,576
Commercial	260,581	207,771
Residential mortgage	62,039	60,240
Consumer	47,286	42,419
Total loans	448,567	373,580
Less: Allowance for loan losses	6,892	5,856
Net loans	441,675	367,724

Premises and equipment, net	10,593	8,658
Bank owned life insurance	5,185	5,000
Accrued interest receivable	3,167	2,493
Loan servicing asset	2,438	2,018
Goodwill and other intangibles	1,618	—
Other assets	4,406	4,525
Total Assets	$614,172	$515,417

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Non-interest bearing demand deposits	$79,547	$83,839
Interest bearing demand deposits	139,076	164,426
Savings deposits	141,935	79,557
Time deposits, under $100,000	108,353	73,399
Time deposits, $100,000 and over	52,949	32,677
Total deposits	521,860	433,898

Borrowed funds	40,000	35,000
Subordinated debentures	9,279	9,279
Accrued interest payable	274	176
Accrued expenses and other liabilities	1,830	1,196
Total Liabilities	573,243	479,549
Commitments and contingencies (Note 11)	—	—
Shareholders’ equity:
Common stock, no par value, 12,500 shares authorized, 6,247 shares issued and 6,225 outstanding in 2005; 6,067 shares issued and outstanding in 2004	38,423	34,025
Retained earnings	3,897	2,327
Treasury stock at cost (22 shares in 2005)	(242)	—
Accumulated other comprehensive loss	(1,149)	(484)
Total Shareholders’ Equity	40,929	35,868
Total Liabilities and Shareholders’ Equity	$614,172	$515,417

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

(In thousands, except per share amounts)

	For the years ended December 31,	2005	2004	2003

	Interest income
	Federal funds sold and interest on deposits	$572	$193	$138
	Securities:
	Available for sale	3,100	3,304	2,347
	Held to maturity	1,477	867	998
	Total securities	4,577	4,171	3,345

	Loans
	SBA loans	6,558	4,296	4,115
	Commercial loans	16,164	12,934	12,495
	Residential mortgage loans	3,318	2,712	3,126
	Consumer loans	2,648	1,860	1,676
	Total loan interest income	28,688	21,802	21,412
	Total interest income	33,837	26,166	24,895

	Interest expense
	Interest bearing demand deposits	2,605	2,656	2,703
	Savings deposits	3,164	620	423
	Time deposits	3,820	2,507	2,733
	Borrowed funds and subordinated debentures	2,014	1,225	1,169
	Total interest expense	11,603	7,008	7,028
	Net interest income	22,234	19,158	17,867
	Provision for loan losses	1,850	1,175	1,600
	Net interest income after provision for loan losses	20,384	17,983	16,267

	Non-interest income
	Service charges on deposit accounts	1,766	1,618	1,977
	Service and loan fee income	2,111	1,831	1,956
	Gain on sale of SBA loans held for sale, net	2,956	3,217	3,075
	Gain on sale of mortgage loans	382	192	49
	Bank owned life insurance	185	—	—
	Net security gains	69	76	185
	Other income	721	695	1,101
	Total non-interest income	8,190	7,629	8,343
	Non-interest expense
	Compensation and benefits	9,639	8,435	8,301
	Occupancy	2,256	2,085	1,884
	Processing and communications	2,010	1,919	2,100
	Furniture and equipment	1,350	1,146	1,061
	Advertising	697	695	596
	Professional services	547	593	1,541
	Loan servicing	482	738	651
	Deposit insurance	61	61	62
	Other expenses	1,634	1,558	1,133
	Total non-interest expense	18,676	17,230	17,329
	Income before provision for income taxes	9,898	8,382	7,281
	Provision for income taxes	3,688	3,052	2,698
	Net income	$6,210	$5,330	$4,583
Net income per share -	Basic	$1.01	$0.88	$0.77
	Diluted	$0.96	$0.83	$0.74
Weighted average common shares outstanding -	Basic	6,121	6,044	5,952
	Diluted	6,439	6,424	6,235

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands)

	Common Shares	Common Stock	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, December 31, 2002	5,946	$31,827	$(5,006)	$—	$285	$27,106
Comprehensive income:
Net income			4,583			4,583
Unrealized holding losses on securities arising during the period, net of tax benefit of $398					(655)
Less: reclassification adjustment for gains included in net income, net of tax of $74					111
Net unrealized holding losses on securities arising during the period, net of tax benefit of $472					(766)	(766)
Total comprehensive income						3,817
Common stock dividends declared ($.05 per share)			(323)			(323)
Issuance of common stock:
Employee benefit plans	24	162				162
Balance, December 31, 2003	5,970	$31,989	$(746)	$—	$(481)	$30,762
Comprehensive income:
Net income			5,330			5,330
Unrealized holding gains on securities arising during the period, net of $28					44
Less: reclassification adjustment for gains included in net income, net of tax of $29					47
Net unrealized holding loss on securities arising during the period, net of tax benefit of $1					(3)	(3)
Total comprehensive income						5,327
Common stock dividends declared ($.15 per share)			(911)			(911)
5% Stock Dividend, including cash-in-lieu of fractional shares		1,342	(1,346)			(4)
Issuance of common stock:
Employee benefit plans	97	694				694
Balance, December 31, 2004	6,067	$34,025	$2,327	$—	$(484)	$35,868
Comprehensive income:
Net income			6,210			6,210
Unrealized holding loss on securities arising during the period, net of tax benefit of $382					(622)
Less: reclassification adjustment for gains included in net income, net of tax of $26					43
Net unrealized holding loss on securities arising during the period, net of tax benefit of $408					(665)	(665)
Total comprehensive income						5,545
Common stock dividends declared ($.19 per share)			(1,155)			(1,155)
5% Stock Dividend, including cash-in-lieu of fractional shares		3,481	(3,485)			(4)
Treasury stock purchased	(22)			(242)		(242)
Issuance of common stock:
Employee benefit plans	180	917				917
Balance, December 31, 2005	6,225	$38,423	$3,897	$(242)	$(1,149)	$40,929

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In thousands)

For the years ended December 31,	2005	2004	2003
Operating activities:
Net income	$6,210	$5,330	$4,583
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,850	1,175	1,600
Depreciation and amortization	1,033	1,035	884
Deferred income taxes	(16)	(173)	(518)
Net security gains	(69)	(76)	(516)
Write-down on AFS security	—	—	331
Gain on sale of SBA loans held for sale, net	(2,956)	(3,217)	(3,075)
Gain on sale of Mortgage loans	(382)	(192)	(49)
Origination of SBA loans held for sale	(43,884)	(30,943)	(34,371)
Proceeds from the sale of SBA loans held for sale, net	40,413	39,138	37,828
Net change in other assets and liabilities	(168)	(2,868)	(3,099)
Net cash provided by operating activities	2,031	9,209	3,598
Investing activities:
Purchases of securities held to maturity	(25,434)	(16,900)	(2,216)
Purchases of securities available for sale	(8,069)	(29,993)	(82,766)
Maturities and principal payments on securities held to maturity	8,155	6,340	15,330
Maturities and principal payments on securities available for sale	14,014	24,336	40,131
Proceeds from sale of securities available for sale	5,362	6,815	19,113
Purchases of loans	—	(14,081)	(3,835)
Net cash received from branch acquisition	4,379	—	—
Proceeds from the sale of other real estate owned	345	260	—
Net increase in loans	(54,062)	(25,441)	(25,037)
Purchase of bank owned life insurance	—	(5,000)	—
Purchases of premises and equipment	(2,819)	(2,305)	(537)
Net cash used in investing activities	(58,129)	(55,969)	(39,817)
Financing activities:
Net increase in deposits	66,919	18,916	32,397
Proceeds from new borrowings	10,000	25,000	—
Maturities of borrowings	(5,000)	—	—
Proceeds from the issuance of common stock	853	694	162
Purchase of treasury stock	(242)	—	—
Cash dividends paid on common stock	(1,079)	(859)	(162)
Net cash provided by financing activities	71,451	43,751	32,397
Increase (decrease) in cash and cash equivalents	15,353	(3,009)	(3,822)
Cash and cash equivalents at beginning of year	23,406	26,415	30,237
Cash and cash equivalents at end of year	$38,759	$23,406	$26,415
Supplemental disclosures:
Cash:
Interest paid	$11,505	$7,017	$7,123
Income taxes paid	2,671	4,075	3,053
Non-cash investing activities:
Transfer of loans to other real estate owned	178	345	223
Removal of capital leases, net	—	—	320

The accompanying notes to the consolidated financial statements are an integral part of these statements

Notes to Consolidated Financial Statements

1.              Summary of Significant Accounting Policies

Overview

The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the “Parent Company”) and its wholly-owned subsidiary, Unity Bank (or when consolidated with the Parent Company, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the “Bank”, or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through 14 branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey. These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits. Unity Investment Services, Inc. a wholly-owned subsidiary of the Bank, is used to hold part of the Bank’s investment portfolio.

Unity (NJ) Statutory Trust I is a statutory Business Trust and wholly-owned subsidiary of Unity Bancorp, Inc. On September 26, 2002, the trust issued $9.0 million of capital securities to investors. These floating rate securities are treated as subordinated debentures on the financial statements. However, they qualify as Tier I Capital for regulatory capital compliance purposes. In accordance with Financial Accounting Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003, the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust I.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax assets, the carrying value of loans held for sale and other real estate owned and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years to conform with the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold.

Securities

The Company classifies its securities into two categories, held to maturity and available for sale. Securities are classified as securities held to maturity based on management’s intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts on the level yield method. Securities not classified as securities held to maturity are classified as securities available for sale and are stated at fair value, adjusted for unamortized purchase premiums and discounts on the level yield method. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders’ equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of income on the date of sale.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost. As of December 31, 2005 and 2004, the Company held $2.1 million and $1.2 million in FHLB stock, respectively.

Loans Held To Maturity and Loans Held For Sale

Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and net of deferred loan origination fees and costs. Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment to the loan yield utilizing the level yield method.

Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, interest accruals are discontinued and all past due interest, previously recognized as income, is reversed and charged against current period earnings. Payments received on nonaccrual loans are applied as principal. Loans are returned to an accrual status when collectibility is reasonably assured and when the loan is brought current as to principal and interest.

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

The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company has defined impaired loans to be all non-accrual loans. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan’s effective interest rate. Impairment can also be measured based on a loan’s observable market price or the fair value of collateral, net of estimated costs to sell, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.

The Company originates loans to customers under an SBA program that generally provides for SBA guarantees up to 85 percent of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing. The premium received on the sale of the guaranteed portion of SBA loans and the present value of future cash flows of the servicing asset are recognized in income. The non-guaranteed portion is generally held in the portfolio.

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

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, not to exceed 30 years.

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

Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Increases or decreases in the valuation reserve are charged or credited to the income tax provision.

Income Per Share

Basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options, under the treasury stock method. The amounts reported reflect the impact of the 5 percent stock distribution paid on June 30, 2005.

Comprehensive Income

Comprehensive income consists of net income for the current period and the change in unrealized (loss) gain that was reported as a component of shareholders’ equity, net of tax.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans (the Plans). No stock-based employee compensation cost is reflected in net income, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” as amended, to stock-based employee compensation.

Proforma

(In thousands, except per share amounts)	2005	2004	2003
Net income
As reported	$6,210	$5,330	$4,583
Proforma	6,143	5,080	4,165

Income per share-
As reported:
Basic	$1.01	$0.88	$0.77
Diluted	$0.96	$0.83	$0.74
Proforma:
Basic	$1.00	$0.84	$0.70
Diluted	$0.95	$0.79	$0.67

The fair value of each option grant under the Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003 respectively; dividend yields of 1.4%, 1.2%, and 1.1% respectively, expected volatility of 24%, 32%, and 34% respectively, risk-free interest rates of 3.99%, 2.78%, and 2.37% respectively, and expected lives of 4.2 years for 2005 and 3.5 years for 2004 and 2003, respectively. The estimated fair value of each award option was $2.63, $2.94, and $2.89 in 2005, 2004 and 2003, respectively.

Treasury Stock

Treasury stock is accounted for under the cost method and accordingly is presented as a reduction in shareholders’ equity.

Recent Accounting Pronouncements

FASB Staff Position No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (the “FSP”), was issued on November 3, 2005 and addresses the determination of when an investment is considered impaired; whether the impairment is other than temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance in EITF Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations (principally Statement of Financial Accounting Standards No. 115 and SEC Staff Accounting Bulletin 59). Under the FSP, impairment losses must be recognized in earnings equal to the entire difference between the security’s cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also requires that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect that the application of the FSP will have a material impact on its financial condition, results of operations or financial statement disclosures.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005.

On April 14, 2005 the Securities and Exchange Commission amended the compliance dates for the Financial Accounting Standard Board’s Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement No. 123R). The Commission’s new rule allows companies to implement Statement No. 123R at the beginning of the next fiscal year, instead of the reporting period that begins after June 15, 2005, or December 15, 2005 for small business issuers (January 1, 2006 for the Company). The Commission’s new rule does not change the accounting required by Statement No. 123R; it changes only the dates for compliance with the standard. The Company has evaluated the impact of implementation of Statement No. 123R and does not believe that its initial adoption will be material.

2.              Acquisition

On November 21, 2005, the Bank acquired the Phillipsburg, New Jersey branch of interState Net Bank. The transaction included approximately $21.0 million in deposits, $16.4 million in loans and $80 thousand in vault cash. The acquisition reflects goodwill of approximately $1.5 million, a premium on loans assumed of approximately $35 thousand and a premium on deposit liabilities assumed of approximately $103 thousand. The results of the Phillipsburg branch operations have been included in the consolidated financial statements since the date of the acquisition.

3.              Restrictions on Cash

Federal law requires depository institutions to maintain a prescribed amount of cash or noninterest-bearing balances with the Federal Reserve Bank. As of December 31, 2005 and 2004, the Company was required to maintain reserve balances of $80 thousand.

4.              Securities

This table provides the major components of securities available for sale and held to maturity at amortized cost and estimated fair value at December 31,

	2005				2004
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
US Government sponsored entities	$11,511	$—	$(275)	$11,236	$11,892	$11	$(86)	$11,817
State and political subdivisions	2,945	—	(110)	2,835	2,945	—	(96)	2,849
Mortgage backed securities	48,926	—	(1,422)	47,504	59,883	206	(856)	59,233
Corporate debt securities	971	—	(38)	933	1,967	4	(38)	1,933
FHLB stock and other equities	3,084	34	(43)	3,075	2,108	84	(10)	2,182
Total securities available for sale	$67,437	$34	$(1,888)	$65,583	$78,795	$305	$(1,086)	$78,014

Securities held to maturity:
US Government sponsored entities	$5,617	$—	$(29)	$5,588	$3,373	$42	$—	$3,415
Mortgage backed securities	30,936	35	(523)	30,448	18,142	208	(84)	18,266
Corporate debt securities	4,195	—	(19)	4,176	2,064	41	—	2,105
Total securities held to maturity	$40,748	$35	$(571)	$40,212	$23,579	$291	$(84)	$23,786

The table below provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2005 is primarily distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls. The total weighted average yield excludes equity securities.

			After one year		After five years
	Within		through		through		After		Total
	one year		five years		ten years		ten years		carrying
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
US Government sponsored entities	$1,990	4.01%	$—	—%	$6,339	4.75%	$2,907	4.00%	$11,236	4.43%
State and political subdivisions	—	—	—	—	—	—	2,835	3.91	2,835	3.91
Mortgage backed securities	—	—	1,427	3.81	2,993	3.70	43,084	4.31	47,504	4.26
Corporate debt securities	—	—	—	—	—	—	933	5.39	933	5.39
FHLB stock and other equities	3,075	—	—	—	—	—	—	—	3,075	—
Total securities available for sale	$5,065	4.01%	$1,427	3.81%	$9,332	4.41%	$49,759	4.29%	$65,583	4.29%

Held to maturity at cost:
US Government sponsored entities	$243	4.43%	$4,250	4.72%	$1,124	5.12%	$—	—%	$5,617	4.79%
Mortgage backed securities	—	—	—	—	3,823	4.33	27,113	4.66	30,936	4.86
Corporate debt securities	1,000	6.42	1,042	4.29	—	—	2,153	5.15	4,195	5.25
Total securities held to maturity	$1,243	6.03%	$5,292	4.63%	$4,947	4.51%	$29,266	4.70%	$40,748	4.79%

Gross realized gains on securities available for sale amounted to $81 thousand, $116 thousand and $517 thousand, while gross realized losses amounted to $12 thousand, $40 thousand and $332 thousand for the years 2005, 2004 and 2003, respectively. Included in gross realized losses for 2003 is the recognition of an impairment loss on an asset-backed security. These net amounts are included in non-interest income as securities gains in the Consolidated Statements of Income. Securities with a carrying value of $45.4 million and $53.2 million at December 31, 2005 and 2004, respectively, were pledged to secure government deposits, secured other borrowings and for other purposes required or permitted by law.

Gross unrealized losses on available for sale securities and the estimated market value of the related securities, aggregated by security category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004 are as follows:

	Less than 12 months		Greater than 12 months		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
(In thousands)	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
2005
US Government sponsored entities	$6,577	$(39)	$9,246	$(265)	$15,823	$(304)
State and political subdivisions	—	—	2,835	(110)	2,835	(110)
Mortgage backed securities	46,763	(865)	29,150	(1,080)	75,913	(1,945)
Corporate debt securities	4,176	(19)	932	(38)	5,108	(57)
FHLB stock and other equities	249	(19)	521	(24)	770	(43)
Total temporarily impaired investments	$57,765	$(942)	$42,684	$(1,517)	$100,449	$(2,459)
2004
US Government sponsored entities	$8,462	$(46)	$1,960	$(40)	$10,422	$(86)
State and political subdivisions	245	(5)	2,604	(91)	2,849	(96)
Mortgage backed securities	31,330	(320)	9,900	(620)	41,230	(940)
Corporate debt securities	—	—	932	(38)	932	(38)
FHLB stock and other equities	—	—	21	(10)	21	(10)
Total temporarily impaired investments	$40,037	$(371)	$15,417	$(799)	$55,454	$(1,170)

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

Corporate debt securities: The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the securities to be settled at a price less than the par value of the investments. The credit ratings on these bonds have not decreased materially during the period. The decline in face value is attributed to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than temporarily impaired.

5.              Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31 was as follows:

(In thousands)	2005	2004
SBA held for sale	$14,001	$7,574
SBA held to maturity	64,660	55,576
Commercial	260,581	207,771
Residential mortgage	62,039	60,240
Consumer	47,286	42,419
Total Loans	$448,567	$373,580

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $151.0 million and $148.0 million at December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, the Bank’s recorded investment in impaired loans, defined as non-accrual loans, was $4.4 million and $4.1 million, respectively, and the related valuation allowance was $2.0 million and $1.4 million at December 31, 2005 and 2004. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets. Interest income that would have been recorded had these impaired loans performed under the original contract terms was $330 thousand, $347 thousand, and $282 thousand for 2005, 2004 and 2003, respectively. Average impaired loans for 2005, 2004 and 2003 were $4.3 million, $4.4 million and $3.9 million, respectively. Included in non-performing loans at December 31, 2005 and 2004 was a troubled debt restructuring credit. The balance outstanding was $303 thousand and $359 thousand as of December 31, 2005 and 2004, respectively. The modified terms of this loan consisted of lowering the scheduled payment for a twelve month period after which the initial payment schedule would be reinstated. The initial payment schedule has since been reinstated. The loan was performing according to the modified terms as of December 31, 2005 and 2004.

As of December 31, 2005 and 2004 there were no loans past due 90 or more days and still accruing interest.

As of December 31, 2005, approximately 85 percent of the Company’s loans were secured by real estate. A portion of the Company’s SBA loans are located outside the Company’s lending area. The Company has approximately 13 percent of the total loan portfolio to various unrelated and unaffiliated borrowers in the Hotel/Motel industry. Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.

As of December 31, 2005, $14.5 million in residential mortgages were pledged at the Federal Home Loan Bank to secure borrowed funds, compared to $29.0 million at December 31, 2004.

In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company’s normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2005
Loans to officers, directors or their associates at December 31, 2004	$11,022
New loans	4,572
Repayments	1,024
Loans to officers, directors or their associates at December 31, 2005	$14,570

6.              Allowance for Loan Losses

The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

An analysis of the change in the allowance for loan losses during years 2003 through 2005 is as follows:

(In thousands)	2005	2004	2003
Balance at beginning of year	$5,856	$5,352	$4,094
Provision charged to expense	1,850	1,175	1,600
	7,706	6,527	5,694
Charge-offs	1,173	968	873
Recoveries	359	297	531
Net charge-offs	814	671	342
Balance at end of year	$6,892	$5,856	$5,352

7.              Premises and Equipment

The detail of premises and equipment as of December 31, 2005 and 2004 is as follows:

(In thousands)	2005	2004
Land and buildings	$8,080	$6,358
Furniture, fixtures and equipment	4,187	4,968
Leasehold improvements	2,045	2,213
Gross premises and equipment	14,312	13,539
Less: Accumulated depreciation	(3,719)	(4,881)
Net premises and equipment	$10,593	$8,658

Amounts charged to non-interest expense for depreciation of premises and equipment amounted to $867 thousand in 2005, $845 thousand in 2004, and $771 thousand in 2003.

The Company currently accounts for all of its leases as operating leases. In addition, the Company has one lease with a related party. The Company leases its Clinton, New Jersey headquarters from a partnership in which Messrs. D. Dallas and R. Dallas are partners. Under the lease for the facility, the partnership received aggregate rental payments of $483.1 thousand, $431.8 thousand, and $419.7 thousand in 2005, 2004 and 2003, respectively. The Company believes that these rent payments reflect market rents and that the leases reflect terms that are comparable to those, which could have been obtained in a lease with an unaffiliated third party. The annual base rent under the leases is fixed until 2009.

8.              Other Assets

The detail of other assets as of December 31, 2005 and 2004 is as follows:

(In thousands)	2005	2004
Deferred tax asset	$3,123	$2,729
Prepaid expenses	253	302
Other real estate owned	178	345
Net receivable due from SBA	146	437
Other	706	712
Total other assets	$4,406	$4,525

9.              Deposits

The following schedule details the maturity distribution of time deposits:

(In thousands)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Over 4 years	Total
At December 31, 2005
$100,000 or more	$40,225	$5,321	$2,399	$4,650	$354	$52,949
Less than $100,000	$76,571	$11,755	$4,794	$12,947	$2,286	$108,353
At December 31, 2004
$100,000 or more	$17,590	$4,593	$3,970	$2,426	$4,098	$32,677
Less than $100,000	$37,497	$12,817	$4,936	$4,281	$13,868	$73,399

10.       Borrowed Funds and Subordinate Debentures

The following table presents the period-end and average balance of borrowed funds and subordinate debentures for the last two years with resultant rates:

	2005		2004
(In thousands)	Amount	Rate	Amount	Rate
FHLB borrowings:
At December 31,	$30,000	3.86%	$20,000	3.94%
Year-to-date average	$27,160	3.88%	$11,175	4.70%

Repurchase agreements:
At December 31,	$10,000	2.78%	$15,000	2.69%
Year-to-date average	$10,164	2.79%	$8,715	2.79%

Subordinate debentures:
At December 31,	$9,279	7.92%	$9,279	5.35%
Year-to-date average	$9,279	7.27%	$9,279	4.93%

FHLB Borrowings

The FHLB borrowings at December 31, 2005 consisted of three $10 million advances. The FHLB advance that was issued on December 19, 2000 has a fixed rate of interest at 4.92 percent, matures on December 20, 2010 and is callable at any time. The FHLB advance that was issued on December 15, 2004 has a fixed rate of 2.95 percent, matures on December 15, 2014 and is callable quarterly on the 15th of March, June, September and December. The FHLB advance that was issued on April 27, 2005 has a fixed rate of 3.70 percent, matures on April 27, 2015 and is callable quarterly on the 27th of July, October, January and April. Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2005, the Company was a party in a $10 million repurchase agreement that was entered into in March 2004, has a term of 5 years expiring on March 11, 2009, and a rate of 2.78 percent. The borrowing may be called by the issuer if the 3-month London Inter-bank overnight rate (“LIBOR”) is greater than or equal to 7 percent on March 11, 2005, or on any quarterly payment date thereafter.

Subordinate Debentures

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

The Subordinate Debentures are redeemable in whole or part, prior to maturity but after September 26, 2007. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 340 basis points and re-prices quarterly. The floating interest rate at December 31, 2005 was 7.92 percent. The additional capital was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

11.       Commitments and Contingencies

Facility Lease Obligations

The Company operates fourteen branches, eight branches under operating leases, including its headquarters, and six branches are owned. In addition, the Company has a lease on one other location, which is subleased to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases, contractual expiration range is between the years 2006 and 2014. The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent from Sublet Locations	Net Rent Obligation
2006	$1,124	$80	$1,044
2007	1,139	80	1,059
2008	1,112	80	1,032
2009	853	87	766
2010	130	74	56
Thereafter	279	0	279

Total rent expense totaled $952 thousand, $882 thousand and $770 thousand for 2005, 2004 and 2003, respectively.

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

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon the request of the borrower. The Company was committed to advance approximately $142.5 million to its borrowers as of December 31, 2005, compared to $127.3 million at December 31, 2004. At December 31, 2005, $60.7 million of these commitments expire after one year, compared to $37.5 million a year earlier. At December 31, 2005, the Company had $988 thousand in standby letters of credit compared to $994 thousand in 2004. The estimated fair value of these guarantees is not significant. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 18 percent of these commitments are for SBA loans, which may be sold in the secondary market.

12.       Shareholders’ Equity

On October 21, 2002, the Company authorized the repurchase of up 10 percent of the outstanding common stock. The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds. As of December 31, 2005 the Company had repurchased a total of 134 thousand shares of which 112 thousand shares have been retired, leaving 460 thousand shares remaining to be purchased under the plan.

On May 26, 2005, the Company announced a 5 percent stock distribution payable on June 30, 2005 to shareholders of record as of June 15, 2005, and accordingly, all share amounts have been restated to include the effect of the distribution. Shareholders’ equity increased $5.1 million to $40.9 million at December 31, 2005 due to $6.2 million in net income and $917 thousand from the exercise of stock options, partially offset by $1.2 million of cash dividends declared through 2005, a $665 thousand depreciation in the market value of the available for sale securities portfolio and $242 thousand in treasury stock purchased. In 2005, the Company declared four dividends totaling $0.19 for the year.

13.       Other Income

The other income components for the years ended December 31, 2003 through 2005 are as follows:

(In thousands)	2005	2004	2003
ATM/Check card fees	$200	$194	$183
Loan referral fees	210	168	281
Other	311	333	637
Total other income	$721	$695	$1,101

14.       Other Expenses

The other expenses components for the years ended December 31, 2003 through 2005 are as follows:

(In thousands)	2005	2004	2003
Travel, entertainment, training & recruiting	$577	$432	$384
Stationery & supplies	254	232	308
Insurance	443	291	257
Settlement of litigation	—	275	—
Other	360	328	184
Total other expenses	$1,634	$1,558	$1,133

15.       Income Taxes

The components of the provision for income taxes are as follows:

(In thousands)	2005	2004	2003
Income Taxes
Federal – Current provision	$2,950	$2,740	$2,669
Federal – Deferred benefit	(12)	(54)	(366)
Total Federal provision	2,938	2,686	2,303
State – Current provision	754	653	588
State – Deferred benefit	(4)	(98)	(66)
Total State provision	750	555	522
Valuation Allowance	—	(189)	(127)
Total provision for income taxes	$3,688	$3,052	$2,698

A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2005	2004	2003
Federal income taxes at statutory rate	$3,365	$2,850	$2,476
State income taxes, net of Federal income tax effect	496	431	388
Other, net	(173)	(40)	(39)
Valuation allowance	—	(189)	(127)
Provision for income taxes	$3,688	$3,052	$2,698

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The components of the net deferred tax asset at December 31, 2005 and 2004 are as follows:

(In thousands)	2005	2004
Allowance for loan losses	$2,753	$1,993
Unrealized loss on securities available for sale	709	327
Deferred loan costs	(184)	(172)
Operating loss carry-forward	153	377
Other, net	(308)	204
Net deferred tax asset	$3,123	$2,729

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

At December 31, 2005, the Company had available for federal and state tax purposes, pre tax net operating loss carry-forwards of approximately $93 thousand and $2.6 million, respectively. The net operating loss carry-forwards for federal and state purposes expire in 2021 and 2008, respectively.

Included as a component of shareholders’ equity is an income tax benefit related to unrealized losses on securities available for sale of ($408) thousand, ($1) thousand and ($472) thousand in 2005, 2004 and 2003, respectively.

16.       Income per Common Share

The following is a reconciliation of the calculation of basic and dilutive income per share. All share amounts have been restated to include the effects of the 5 percent stock distribution paid on June 30, 2005.

(In thousands, except per share amounts)	2005	2004	2003
Net income	$6,210	$5,330	$4,583
Weighted average common shares outstanding	6,121	6,044	5,952
Plus: Potential dilutive common stock	318	380	282
Diluted average common shares outstanding	6,439	6,424	6,235
Net Income per common share -
Basic	$1.01	$0.88	$0.77
Diluted	$0.96	$0.83	$0.74

17.       Regulatory Capital

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, subject to limitations, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacyguidelines, which require a bank to maintain certain capital as a percentage of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8 percent. In addition to the risk-based guidelines, regulators require that a bank, which meets the regulator’s highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 3 percent. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.

The Company’s capital amounts and ratios for each of the last two years are presented in the following table.

						To Be Well
						Capitalized Under
			For Capital Adequacy			Prompt Corrective
	Actual		Purposes			Action Provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2005
Leverage ratio	$49,462	8.27%	$	>23,935	4.00%	$	>29,919	5.00%
Tier I risk-based ratio	$49,462	9.98%	$	>19,827	4.00%	$	>29,741	6.00%
Total risk-based capital ratio	$55,667	11.23%	$	>39,655	8.00%	$	>49,569	10.00%
As of December 31, 2004
Leverage ratio	$45,352	9.09%	$	>19,948	4.00%	$	>24,935	5.00%
Tier I risk-based ratio	$45,352	11.14%	$	>16,291	4.00%	$	>24,436	6.00%
Total risk-based capital ratio	$50,452	12.39%	$	>32,582	8.00%	$	>40,727	10.00%

The Bank’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2005
Leverage ratio	$42,260	7.01%	$	>24,124	4.00%	$	>30,155	5.00%
Tier I risk-based ratio	$42,260	8.51%	$	>19,855	4.00%	$	>29,783	6.00%
Total risk-based capital ratio	$54,473	10.97%	$	>39,711	8.00%	$	>49,638	10.00%
As of December 31, 2004
Leverage ratio	$37,493	7.53%	$	>19,907	4.00%	$	>24,884	5.00%
Tier I risk-based ratio	$37,493	9.22%	$	>16,261	4.00%	$	>24,391	6.00%
Total risk-based capital ratio	$48,584	11.95%	$	>32,522	8.00%	$	>40,652	10.00%

18.       Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $125 thousand, $61 thousand and $98 thousand to the Plan in 2005, 2004 and 2003, respectively. The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the 401(k) plan.

The Company has several stock option plans. These Plans allow for the grants of options to officers, employees and members of the Board of Directors. Option prices are determined by 100 percent of the fair value on the date of the grant. The period during which the option is vested is generally 3 years, but no option may be exercised after 10 years from the date of the grant. As of December 31, 2005, 1,113,490 shares have been reserved for issuance, of which 717,581 are outstanding, 330,660 have been exercised, forfeited or expired leaving 65,249 available.

Restricted stock is issued under the stock bonus program to reward executives and to retain them by distributing stock over a period of time. The stock awards granted totaled 19,250 shares and 6,300 shares in 2005 and 2004, respectively. The fair market value per share for these grants was $13.60 and $12.27 for 2005 and 2004, respectively. These shares vest over a period of 4 years and are recognized as compensation to the employees over the vesting period. Compensation expense related to the restricted stock totaled $19,335 for 2005. There was no compensation expense related to the restricted stock charged to non-interest expense for 2004 because the shares were granted on December 31, 2004. As of December 31, 2005, 105 thousand shares are reserved for issuance, of which 25,550 are outstanding and 79,450 are available.

Transactions under the five stock option plans are summarized as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Outstanding, December 31, 2002	874,744	$2.31 - 9.21	$4.33
Options granted	187,315	10.23	10.23
Options exercised	(17,812)	3.02 - 9.67	4.59
Options expired	(84,797)	3.02 - 9.67	4.66
Outstanding, December 31, 2003	959,450	$2.43 - 10.26	$5.66
Options granted	44,799	11.38 - 13.27	11.61
Options exercised	(78,261)	3.12 - 10.26	3.89
Options expired	(41,977)	3.12 - 10.26	7.52
Outstanding, December 31, 2004	884,011	$2.43 - 13.27	$6.02
Options granted	7,750	11.43 - 12.47	11.77
Options exercised	(155,139)	2.43 - 11.38	5.55
Options expired	(19,041)	5.84 - 11.48	9.48
Outstanding, December 31, 2005	717,581	$2.43 - 13.27	$6.10

The following table summarizes information about stock options outstanding at December 31, 2005:

Exercise Price	Shares Outstanding	Remaining Contractual Life	Shares Exercisable
<$5.00	323,501	5.4 years	323,501
$5.01 - $10.00	223,866	5.9 years	223,866
$10.01 - $14.00	170,214	8.1 years	132,666
$6.10*	717,581	6.2 years	680,033

* Weighted average exercise price

19.       Fair Value of Financial Instruments

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

Borrowings-

The fair value of borrowings is estimated by discounting the projected future cash flows using current market rates.

Unrecognized Financial Instruments-

At December 31, 2005, the Bank had standby letters of credit outstanding of $988 thousand, as compared to $994 thousand at December 31, 2004. The fair value of these commitments is nominal.

Below are the Company’s estimated financial instruments fair values as of December 31, 2005 and 2004:

	2005		2004
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets -
Cash and Federal funds sold	$38,759	$38,759	$23,406	$23,406
Securities held to maturity	40,748	40,212	23,579	23,786
Securities available for sale	65,583	65,583	78,014	78,014
Loans, net of allowance for possible loan losses	441,675	444,481	367,724	369,155
Financial liabilities -
Total deposits	521,860	520,018	433,898	433,548
Total borrowings	49,279	48,611	44,279	44,080

20.       Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

Balance Sheets

	December 31,
(In thousands)	2005	2004
Assets:
Cash	$933	$1,492
Securities available for sale	424	454
Capital note due from Bank	6,000	6,000
Investment in subsidiaries	42,734	36,959
Other assets	463	487
Total Assets	$50,554	$45,392
Liabilities and Shareholders’ Equity:
Other liabilities	$346	$245
Other borrowings	9,279	9,279
Shareholders’ Equity	40,929	35,868
Total Liabilities and Shareholders’ Equity	$50,554	$45,392

Statements of Income

	December 31,
(In thousands)	2005	2004	2003
Interest income	$505	$501	$293
Interest expense	678	457	430
Net interest (expense) income	(173)	44	(137)
Net security gains	53	25	42
Total (expense) income	(120)	69	(95)
Other expenses	58	42	57
(Loss) income before income (benefit) tax and equity in undistributed income of subsidiary	(178)	27	(152)
Income (benefit) tax	(75)	9	(51)
(Loss) income before equity in undistributed income of subsidiary	(103)	18	(101)
Equity in undistributed net income of subsidiary	6,313	5,312	4,684
Net income	$6,210	$5,330	$4,583

Statements of Cash Flows

	December 31,
(In thousands)	2005	2004	2003
Operating Activities:
Net Income	$6,210	$5,330	$4,583
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	(6,313)	(5,312)	(4,684)
Gain on sale of securities available for sale	(53)	(25)	(42)
Decrease (increase) in other assets	51	(220)	101
Increase (decrease) in other liabilities	2	294	(175)
Net cash (used in) provided by operating activities	(103)	67	(217)
Investing Activities:
Sales and maturities of securities available for sale	148	166	268
Purchases of securities available for sale	(136)	(182)	(294)
Dividend from Bank	—	—	2,000
Advance of Capital Note to Bank	—	—	(6,000)
Net cash provided (used in) by investing activities	12	(16)	(4,026)
Financing Activities:
Proceeds from issuance of common stock, net	853	694	162
Payment to repurchase common stock, net	(242)	—	—
Cash dividends on common stock	(1,079)	(859)	(162)
Net cash used in financing activities	(468)	(165)	—
Net decrease in cash and cash equivalents	(559)	(114)	(4,243)
Cash, beginning of year	1,492	1,606	5,849
Cash, end of year	$933	$1,492	$1,606
Supplemental disclosures: Interest paid	$667	$457	$430

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2005 and 2004 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

(In thousands, except per share data)
2005	March 31	June 30	September 30	December 31
Total interest income	$7,523	$7,943	$8,885	$9,486
Total interest expense	2,258	2,678	3,148	3,519
Net interest income	5,265	5,265	5,737	5,967
Provision for loan losses	300	350	675	525
Net interest income after provision for loan losses	4,965	4,915	5,062	5,442
Total non-interest income	1,791	2,195	2,132	2,072
Total non-interest expense	4,648	4,642	4,582	4,804
Net income before tax	2,108	2,468	2,612	2,710
Income tax provision	798	941	993	956
Net income	1,310	1,527	1,619	1,754
Basic income per common share	$0.22	$0.25	$0.26	$0.28
Diluted income per common share	$0.20	$0.24	$0.25	$0.27

(In thousands, except per share data)
2004	March 31	June 30	September 30	December 31
Total interest income	$6,226	$6,188	$6,722	$7,030
Total interest expense	1,608	1,694	1,743	1,963
Net interest income	4,618	4,494	4,979	5,067
Provision for loan losses	250	250	325	350
Net interest income after provision for loan losses	4,368	4,244	4,654	4,717
Total non-interest income	1,881	1,895	1,985	1,868
Total non-interest expense	4,403	4,019	4,356	4,452
Net income before tax	1,846	2,120	2,283	2,133
Income tax provision	652	773	852	775
Net income	1,194	1,347	1,431	1,358
Basic income per common share	$0.20	$0.22	$0.24	$0.23
Diluted income per common share	$0.19	$0.21	$0.22	$0.21

Selected Consolidated Financial Data

	At or for the Years Ended December 31st
(In thousands, except per share data)	2005	2004	2003	2002	2001(1)
Selected Results of Operations
Interest income	$33,837	$26,166	$24,895	$24,295	$23,892
Interest expense	11,603	7,008	7,028	8,572	11,702
Net interest income	22,234	19,158	17,867	15,723	12,190
Provision for loan losses	1,850	1,175	1,600	2,350	1,400
Other income	8,190	7,629	8,343	7,991	5,391
Other expenses	18,676	17,230	17,329	15,544	14,522
Tax expense (benefit)	3,688	3,052	2,698	2,111	(382)
Net income	6,210	5,330	4,583	3,709	2,041
Per Share Data
Net income per common share (basic)	$1.01	$0.88	$0.77	$0.61	$0.00
Net income per common share (diluted)	0.96	0.83	0.74	0.57	0.00
Book value per common share	6.57	5.91	5.15	4.56	4.14
Market value per common share	14.00	12.19	10.37	7.12	5.62
Cash dividends declared on common shares	0.19	0.15	0.05	—	—
Selected Balance Sheet Data
Total assets	$614,172	$515,417	$467,419	$433,153	$379,232
Loans	448,567	373,580	339,755	311,794	272,559
Allowance for loan losses	6,892	5,856	5,352	4,094	3,165
Investment securities	106,331	101,593	92,347	81,754	80,696
Deposits	521,860	433,898	414,982	382,585	339,954
Borrowings	49,279	44,279	19,279	19,279	10,000
Shareholders’ equity	40,929	35,868	30,762	27,103	24,836
Common shares outstanding	6,225	6,067	5,970	5,946	5,919
Performance Ratios
Return on average assets	1.10%	1.10%	1.04%	0.91%	0.56%
Return on average common equity	16.29	16.32	16.05	13.95	(0.11)
Efficiency ratio	61.53	64.51	66.59	66.18	82.60
Net interest spread	3.74	3.77	3.85	3.59	2.84
Net interest margin	4.17	4.18	4.28	4.09	3.56
Asset Quality Ratios
Allowance for loan losses to loans	1.54%	1.57%	1.58%	1.31%	1.16%
Allowance for loan losses to non-performing loans	158.04	143.14	99.20	115.10	99.40
Non-performing loans to total loans	0.97	1.10	1.59	1.14	1.17
Non-performing assets to total loans and OREO	1.01	1.19	1.68	1.20	1.26
Net charge-offs to average loans	0.20	0.19	0.11	0.48	0.33
Capital Ratios – Company
Leverage ratio	8.27%	9.09%	9.02%	8.38%	6.62%
Tier 1 risk-based capital ratio	9.98	11.14	11.28	11.05	9.53
Total risk-based capital ratio	11.23	12.39	12.53	12.32	10.75
Capital Ratios – Bank
Leverage ratio	7.01%	7.53%	7.22%	6.96%	6.25%
Tier 1 risk-based capital ratio	8.51	9.22	9.05	9.16	9.00
Total risk-based capital ratio	10.97	11.95	11.98	10.41	10.22

(1)          2001 net income per share includes impact of $1.8 million non-cash preferred dividend.

All share amounts have been restated to include the effect of the 5% stock distribution paid on June 30, 2005.