Form 10-K, Exhibit 13
period 2008-12-31
UNITY BANCORP INC /NJ/
filed 2009-03-19
CIK 920427

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

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2008, contains a summary of the Company’s significant accounting policies. Management believes the Company’s policies with respect to the methodology for the determination of the allowance for loan losses, income taxes, servicing assets, cash flow hedges and other-than-temporary impairment on securities involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

Allowance for Loan Losses
The provision for loan losses is based upon management’s evaluation of the adequacy of the allowance for loan losses, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectability may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions.  Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change.  Various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination.  Furthermore, the majority of the Company’s loans are secured by real estate.  Accordingly, the ability to collect a substantial portion of the carrying value of the Company’s loan portfolio is susceptible to changes in local real estate market conditions and may be adversely affected should real estate values continue to decline.  Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company’s control.

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
When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions.  Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.  The portion of benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a

Annual Report Page 7

liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.
Interest and penalties associated with unrecognized tax benefits are recognized in income tax expense on the income statement.
For additional information on income taxes, see Note 16 to the Consolidated Financial Statements.

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
For additional information on servicing assets, see Note 5 to the Consolidated Financial Statements.

Derivative Instruments and Hedging Activities
The Company uses derivative instruments, such as interest rate swaps, to manage interest rate risk.  The Company recognizes all derivative instruments at fair value as either assets or liabilities in other assets or other liabilities.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.  For derivatives not designated as an accounting hedge, the gain or loss is recognized in trading noninterest income.
For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.  The Company does not have any fair value hedges or hedges of foreign operations.
The Company formally documents the relationship between the hedging instruments and hedged item, as well as the risk management objective and strategy before undertaking a hedge.  For hedging relationships in which effectiveness is measured, the Company formally assesses both at inception and on an ongoing basis, if the derivatives are highly effective in offsetting changes in fair values or cash flows of the hedged item.  If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued.
For derivatives that are designated as cash flow hedges, the effective portion of the gain or loss on derivatives is reported as a component of other comprehensive income or loss.  The change in fair value of any ineffective portion of the hedging derivative is recognized immediately in earnings.
Hedge accounting discontinues when it is determined that the derivative no longer qualifies as an effective hedge; the derivative expires or is sold, terminated or exercised; or the derivative is no longer designated as a fair value or cash flow hedge or it is no longer probable that the forecasted transaction will occur by the end of the originally specified time period.  If the Company determines that the derivative no longer qualifies as a cash flow or fair value hedge and therefore hedge accounting is discontinued, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings.
For additional information on derivative instruments, see Note 12 to the Consolidated Financial Statements.

Other-Than-Temporary Impairment
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
For additional information on other-than-temporary impairment, see Note 4 to the Consolidated Financial Statements.

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the “Bank,” or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through the Internet and its sixteen branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County in Pennsylvania. These services include the acceptance of demand, savings and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

Results of Operations

The past year has been a period of unprecedented financial, credit and capital market stress.  Everyday brought about more negative news reporting increased turmoil in the financial markets, corporate bankruptcies, layoffs, rising unemployment, etc.  The economy was and remains under considerable stress today with the financial sector being hit the hardest.  Factors such as lack of liquidity in the markets, continued fall-out from the subprime mortgage crisis, asset “fair market” value write-downs, capital adequacy concerns and credit quality

Annual Report Page 8

concerns have resulted in a lack of confidence by the markets in the financial industry this year.
During the third quarter, this lack of confidence became so strained that Congress intervened with its Emergency Economic Stabilization Act (the “Act”) to address the dysfunctional markets.  This Act authorized the Troubled Asset Relief Program (“TARP”) which provided capital to financial institutions and purchased troubled assets from institutions.  The U.S. Department of Treasury’s Capital Purchase Program (“CPP”) authorized the Treasury to purchase newly issued preferred stock and common stock purchase warrants from financial institutions or their holding companies. In addition, the Act authorized the temporary increase in the FDIC insurance limit to $250 thousand from $100 thousand per account.  The FDIC also implemented a program to insure all deposits held in noninterest-bearing transactional accounts, regardless of amount, at institutions which do not opt out of the program and which pay an additional assessment to the FDIC.  These enhanced deposit insurance programs are scheduled to expire at year-end in 2009.  These governmental actions were designed to rebuild confidence in the financial markets, increase liquidity and strengthen the financial sector.
In December 2008, the Company sold $20.6 million of preferred stock to the U.S. Department of Treasury under the Capital Purchase Program and issued warrants to purchase 764,778 shares of common stock at an exercise price of $4.05. Unity has been well-capitalized, however, due to the turbulence within the economy, the Company believed that participation in this program was prudent and in the best interests of its community and shareholders.
Unity’s 2008 results were affected by the economic downturn due to higher loan loss provisions, security write-downs on Federal Home Loan Mortgage Corporation (“FHLMC”) preferred stock and the collapse of the secondary market for SBA loan sales:
•	The provision for loan losses increased $3.0 million year over year due to an increase in inherent credit risk within the loan portfolio.
•
Earnings were impacted by the realized losses and other-than-temporary impairment charges (“OTTI”) on callable FHLMC perpetual preferred securities of $1.7 million. This consisted of OTTI charges of $1.2 million and losses on sales of $469 thousand.  In addition, OTTI charges of approximately $300 thousand were recorded on a pooled trust preferred security and two bank equity securities during the year.

•
Secondary markets for many types of financial assets, including the guaranteed portion of SBA loans, have closed down or become very restrictive in response to the credit crisis. Consequently, Unity held all current production of SBA loans in portfolio and did not sell any loans in the fourth quarter of the year.  In addition, late in the third quarter Unity closed its SBA origination offices outside its New Jersey, New York and Pennsylvania primary trade areas. Although this will lead to reduced SBA loan origination volume and premiums on sales for the foreseeable future, the cost savings are prudent given the current market environment.

Despite this challenging operating environment, the Company’s performance included the following accomplishments:
•	Total assets increased 19.4 percent to $898.3 million,
•	Continued market share expansion as total loans increased 16.2 percent from one year ago,
•	Total deposits increased 17.6 percent from one year ago, and
•	The Company remained well-capitalized.

Net income for the year ended December 31, 2008 was $1.9 million compared to $4.7 million for 2007.  Performance ratios included:

	2008	2007
Earnings per basic share (1)	$0.26	$0.65
Earnings per diluted share (1)	$0.25	$0.63
Return on average assets	0.23%	0.66%
Return on average equity (2)	3.72%	10.11%
Efficiency ratio	71.90%	71.48%

(1)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
(2)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders’ equity.

Drivers of reduced earnings include:
•	A reduced net interest margin,
•	An increased provision for loan losses,
•	A lower level of net gains on reduced SBA loan sales due to lower premiums on sales in the dysfunctional credit markets,
•	Impairment charges on callable FHLMC perpetual preferred stock, and
•	Higher deposit insurance expense due to increased FDIC assessment rates.

Net Interest Income

The primary source of income for the Company is net interest income, the difference between the interest earned on earning assets such as investments and loans, and the interest paid on deposits and borrowings.  Factors that impact the Company’s net interest income include the interest rate environment, the volume and mix of interest-earning assets and interest-bearing liabilities, and the competitive nature of the Company’s market place.

Annual Report Page 9

Since December 31, 2007, the Federal Open Market Committee has lowered interest rates 400 basis points in an attempt to stimulate economic activity.  Over this period, the Fed Funds target rate fell to 0.25 percent and the Prime rate fell to 3.25 percent.  These decreases have resulted in lower yields on earning assets as well as lower funding costs which have combined with a shift in funding mix to reduce net interest margin.  In addition, the competition for high quality loans and deposits, and customer migration from lower to higher rate deposit products has impacted the level of net interest margins across the financial industry.
During 2008, tax-equivalent interest income increased $1.9 million or 3.8 percent to $50.9 million.  This increase was driven by a higher volume of interest-earning assets despite the lower average yield on these assets:
•
Of the $1.9 million increase in interest income on a tax-equivalent basis, $7.2 million can be attributed to the increase in average interest-earning assets partially offset by a $5.3 million decrease due to reduced yields on the interest-earning assets.

•
The average volume of interest-earning assets increased $102.7 million to $781.2 million in 2008 compared to $678.5 million in 2007. This was due primarily to a $94.9 million increase in average loans as all loan products increased.

•
The yield on interest-earning assets decreased 71 basis points to 6.52 percent in 2008 due to the lower overall interest rate environment compared to 2007.  Yields on variable rate instruments, such as SBA loans, commercial loans and consumer home equity lines of credit, decreased due to these lower market rates while the average yield on residential mortgage loans increased 12 basis points to 5.96 percent in 2008.

Total interest expense was $23.5 million in 2008, a decrease of $1.0 million or 4.1 percent compared to 2007.  This decrease was driven by the lower overall interest rate environment in 2008 despite the shift in deposit mix toward higher priced products:
•
Of the $1.0 million decrease in interest expense in 2008, $5.8 million was attributed to a decrease in the rates paid on interest-bearing liabilities, partially offset by a $4.8 million increase due to a higher volume of these liabilities.

•
Interest-bearing liabilities averaged $691.5 million in 2008, an increase of $103.2 million, or 17.5 percent, compared to 2007.  The increase in interest-bearing liabilities was a result of increases in time deposits and borrowed funds, offset in part by a decline in interest-bearing demand and savings deposits.  Average borrowed funds and subordinated debentures increased $23.3 million to $108.2 million in 2008 compared to $85.0 million in 2007 as these funding sources provided favorable pricing compared to alternative sources of funds as market rates began to fall.

•
The average cost of interest-bearing liabilities decreased 77 basis points to 3.39 percent, primarily due to the repricing of deposits and borrowings in a lower interest rate environment.  The cost of interest-bearing deposits decreased 76 basis points to 3.25 percent in 2008 and the cost of borrowed funds and subordinated debentures decreased 85 basis points to 4.18 percent.

•	The lower costs of funding were offset somewhat by the shift in the mix of deposits from lower cost savings and interest-bearing demand deposits to higher cost time deposits.

Tax-equivalent net interest income amounted to $27.5 million in 2008, an increase of $2.9 million, or 11.7 percent, compared to 2007. Net interest margin decreased 11 basis points to 3.51 percent for 2008, compared to 3.62 percent in 2007.  The net interest spread was 3.13 percent, a 6 basis point increase from 3.07 percent in 2007.
The table on pages 12 and 13 reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread (which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities), and (5) net interest income/margin on average earning assets.  Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Annual Report Page 10

This page left intentionally blank.

Annual Report Page 11

Consolidated Average Balance Sheets
(Dollar amounts in thousands - interest amounts and interest rates/yields on a fully tax-equivalent basis.)
For the years ended December 31,

	2008			2007
	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits with banks	$26,686	$471	1.76%	$22,290	$1,068	4.79%
Federal Home Loan Bank stock	4,353	240	5.51	3,336	258	7.73
Securities:
Available for sale	74,243	3,761	5.07	65,853	3,253	4.94
Held to maturity	31,710	1,654	5.22	37,724	1,986	5.26
Total securities (A)	105,953	5,415	5.11	103,577	5,239	5.06
Loans, net of unearned discount:
SBA	101,430	8,370	8.25	84,185	9,039	10.74
SBA 504	74,617	5,572	7.47	66,393	5,345	8.05
Commercial	308,751	21,424	6.94	275,448	20,393	7.40
Residential mortgage	100,110	5,971	5.96	68,443	3,995	5.84
Consumer	59,291	3,462	5.84	54,789	3,722	6.79
Total loans (A),(B)	644,199	44,799	6.95	549,258	42,494	7.74
Total interest-earning assets	$781,191	$50,925	6.52%	$678,461	$49,059	7.23%
Noninterest-earning assets:
Cash and due from banks	17,529			13,467
Allowance for loan losses	(9,179)			(8,184)
Other assets	31,667			29,304
Total noninterest-earning assets	40,017			34,587
Total Assets	$821,208			$713,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$84,336	$1,468	1.74%	$85,750	$1,928	2.25%
Savings deposits	168,784	3,644	2.16	204,214	8,064	3.95
Time deposits	330,174	13,836	4.19	213,407	10,206	4.78
Total interest-bearing deposits	583,294	18,948	3.25	503,371	20,198	4.01
Borrowed funds and subordinated debentures	108,214	4,526	4.18	84,962	4,276	5.03
Total interest-bearing liabilities	$691,508	$23,474	3.39%	$588,333	$24,474	4.16%
Noninterest-bearing liabilities:
Demand deposits	78,282			75,581
Other liabilities	2,531			2,416
Total noninterest-bearing liabilities	80,813			77,997
Shareholders’ equity	48,887			46,718
Total Liabilities and Shareholders’ Equity	$821,208			$713,048
Net interest spread		$27,451	3.13%		$24,585	3.07%
Tax-equivalent basis adjustment		(160)			(159)
Net interest income		$27,291			$24,426
Net interest margin			3.51%			3.62%

(A)
Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state tax rates.

(B)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

Annual Report Page 12

2006			2005			2004
Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield

$21,606	$1,042	4.82%	$17,160	$572	3.33%	$15,039	$193	1.28%
2,340	139	5.94	1,513	76	5.02	1,195	21	1.76

64,134	2,964	4.62	72,695	3,076	4.23	82,096	3,353	4.08
41,156	2,069	5.03	31,139	1,477	4.74	17,395	867	4.98
105,290	5,033	4.78	103,834	4,553	4.38	99,491	4,220	4.24

84,113	8,615	10.24	74,369	6,558	8.82	62,853	4,296	6.83
54,462	4,514	8.29	40,655	3,010	7.40	36,513	2,517	6.89
240,311	17,400	7.24	189,384	13,154	6.95	155,922	10,417	6.68
59,933	3,305	5.51	62,103	3,318	5.34	50,242	2,712	5.40
47,652	3,208	6.73	45,707	2,648	5.79	38,979	1,860	4.77
486,471	37,042	7.61	412,218	28,688	6.96	344,509	21,802	6.33
$615,707	$43,256	7.02%	$534,725	$33,889	6.34%	$460,234	$26,236	5.70%

12,439			12,661			13,304
(7,493)			(6,398)			(5,724)
29,302			24,399			15,603
34,248			30,662			23,183
$649,955			$565,387			$483,417

$117,730	$2,648	2.25%	$150,420	$2,605	1.73%	$188,840	$2,656	1.41%
183,815	6,948	3.78	130,911	3,164	2.42	49,330	620	1.26
169,572	7,101	4.19	118,174	3,820	3.23	96,686	2,507	2.59
471,117	16,697	3.54	399,505	9,589	2.40	334,856	5,783	1.73
55,756	2,735	4.91	46,604	2,014	4.32	29,169	1,225	4.20
$526,873	$19,432	3.69%	$446,109	$11,603	2.60%	$364,025	$7,008	1.93%

77,747			78,519			85,283
2,218			2,634			1,445
79,965			81,153			86,728
43,117			38,125			32,664
$649,955			$565,387			$483,417
	$23,824	3.33%		$22,286	3.74%		$19,228	3.77%
	(79)			(52)			(70)
	$23,745			$22,234			$19,158
		3.87%			4.17%			4.18%

Annual Report Page 13

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

Year ended December 31,	2008 versus 2007			2007 versus 2006
(Dollar amounts in thousands on a tax-equivalent basis)	Increase (Decrease) Due to change in			Increase (Decrease) Due to change in
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Federal funds sold and interest-bearing deposits	$179	$(776)	$(597)	$32	$(6)	$26
Federal Home Loan Bank stock	67	(85)	(18)	70	49	119
Investment securities	104	72	176	(96)	302	206
Net loans	6,818	(4,513)	2,305	4,504	948	5,452
Total interest income	$7,168	$(5,302)	$1,866	$4,510	$1,293	$5,803
Interest Expense:
Interest-bearing demand deposits	$(31)	$(429)	$(460)	$(720)	$-	$(720)
Savings deposits	(1,224)	(3,196)	(4,420)	794	322	1,116
Time deposits	5,016	(1,386)	3,630	2,011	1,094	3,105
Total deposits	$3,761	$(5,011)	$(1,250)	$2,085	$1,416	$3,501
Borrowed funds and subordinated debentures	1,048	(798)	250	1,472	69	1,541
Total interest expense	$4,809	$(5,809)	$(1,000)	$3,557	$1,485	$5,042
Net interest income – fully tax-equivalent	$2,359	$507	$2,866	$953	$(192)	$761
Increase in tax-equivalent adjustment			1			80
Net interest income			$2,865			$681

Provision for Loan Losses
The provision for loan losses totaled $4.5 million for 2008, an increase of $3.0 million compared to $1.6 million for 2007.
The provision for loan losses is determined based on management’s evaluation of the adequacy of the allowance for loan losses which is maintained at a level that management believes is sufficient to absorb estimated probable losses in the loan portfolio as of the balance sheet date.  (For additional information, see the section titled Allowance for Loan Losses and Unfunded Loan Commitments). Management believes the current provision is appropriate based on its assessment of the adequacy of the allowance for loan losses.

Noninterest Income
Historically, Unity has had a strong source of noninterest income in the form of gains on the sale of its SBA loans.  Under the SBA 7(a) program, the SBA guarantees up to 85 percent of the principal of a qualifying loan. In the past, the Company would sell the guaranteed portion of the loan into the secondary market and retain the unguaranteed portion.  However, during 2008, pricing in the secondary market for SBA loans began to deteriorate in response to the credit crisis.  Consequently, Unity held a significant portion of its current production of SBA loans. This decision resulted in lower levels of noninterest income and will likely continue in the foreseeable future. In addition, other-than-temporary impairment (“OTTI”) charges and losses realized on the sales of securities have significantly reduced noninterest income during 2008.
Noninterest income was $2.7 million for 2008, a $3.2 million, or 54.6 percent decrease compared to $5.9 million for 2007.  The following table shows the components of noninterest income for 2008 and 2007:

(In thousands)	2008	2007
Service charges on deposit accounts	$1,393	$1,383
Service and loan fee income	1,271	1,607
Gain on sale of SBA loans held for sale, net	1,217	2,399
Gain on sale of mortgage loans	40	52
Bank owned life insurance	210	198
Other-than-temporary impairment charges on securities	(1,540)	(607)
Net security (losses) gains	(378)	36
Other income	481	872
Total noninterest income	$2,694	$5,940

Annual Report Page 14

•
Although the Company’s deposit base increased from 2007 to 2008, service charges on deposits remained relatively flat.  During this period, lower levels of overdraft fees were offset by increased analysis fees on commercial accounts.

•	Service and loan fee income decreased as a result of lower prepayment penalties on commercial loans and SBA servicing income.
•
Net gains on SBA loan sales decreased $1.2 million or 49.3 percent compared to 2007 as a result of a lower volume of loans sold and lower premiums on the sales due to market conditions.  SBA loan sales totaled $24.8 million for the twelve months ended December 31, 2008, compared to $41.6 million for 2007.  As a result of the significantly reduced premiums and the absence of liquidity in the secondary market for SBA loans resulting from the recent credit crisis, the Company closed all SBA production offices outside of its New Jersey, Pennsylvania and New York footprint late in the third quarter. Consequently, management believes that net gains on SBA loan sales will remain at lower levels or continue to decline for the foreseeable future.

•
Gains on the sale of mortgage loans remained relatively flat in 2007 and 2008 as the Company chose to hold these loans in its portfolio in response to volatility within the market.  Sales of mortgage loans totaled $2.6 million and $3.0 million for 2008 and 2007, respectively.

•
In December 2004, the Company purchased $5.0 million of bank owned life insurance (“BOLI”) to offset the rising costs of employee benefits.  In 2008, the cash surrender value of the BOLI increased $210 thousand compared to $198 thousand the prior year.

•
OTTI charges on securities consisted of write-downs of approximately $1.2 million on three callable FHLMC perpetual preferred securities due to the decline in market value of these securities and the eventual placement of FHLMC in conservatorship that occurred in September of 2008.  In addition, OTTI charges of approximately $300 thousand were taken on a pooled trust preferred security and two bank equities during the year.  During 2007, an OTTI charge of $607 thousand was recorded on the same callable FHLMC perpetual preferred securities, which the Company classified as impaired due to their decline in market value and the uncertainty that they would recover their $3.9 million book value within a reasonable period.

•
In addition to the OTTI charges listed above, the Company sold approximately $2.1 million in book value of the FHLMC securities in 2008 and recorded a pretax loss of approximately $469 thousand on the sales. This loss was partially offset by $91 thousand in gains on other sales for a net security loss of $378 thousand in 2008.  During 2007, the Company realized gains on the sales of securities of $36 thousand.

•	Other income totaled $481 thousand and $872 thousand in 2008 and 2007, respectively. The decrease in 2008 was primarily due to lower levels of loan referral fees.

Noninterest Expense
Total noninterest expense was $22.9 million for 2008, an increase of $826 thousand or 3.7 percent over 2007. Growth of Unity’s SBA lending franchise during the first half of the year, increased professional fees and higher FDIC insurance assessment rates contributed to the increase in operational expense.
The following table presents a breakdown of noninterest expense for the years ended December 31, 2008 and 2007:

(In thousands)	2008	2007
Compensation and benefits	$11,985	$11,446
Occupancy	2,773	2,777
Processing and communications	2,251	2,433
Furniture and equipment	1,675	1,675
Professional services	898	598
Loan collection costs	662	604
Deposit insurance	589	67
Advertising	451	457
Other expenses	1,655	2,056
Total noninterest expense	$22,939	$22,113

•
Compensation and benefits expense, the largest component of noninterest expense, increased as the Company added retail and lending staff through the first half of 2008. In addition, merit and incentive based payments and medical benefits premiums increased. In the third quarter, the Company commenced staff reductions. The benefits of this reduction will be realized primarily in 2009. At December 31, 2008 and 2007 there were 167 and 201 full-time equivalent employees, respectively.

•	Occupancy expense remained flat this past year.
•
Processing and communications expenses decreased as the Company began to realize savings from the investments which were made in phone and data line elements of its infrastructure in 2007 as well as lower items processing costs.

•	Furniture and equipment expense remained unchanged year over year.
•	Loan collection costs increased as the Company addressed delinquent loans.
•	Professional service fees increased in 2008 in response to higher consulting costs related to tax planning, compliance with the Sarbanes-Oxley Act of 2002 and process reviews.
•
Deposit insurance expense increased significantly in 2008 and is expected to continue to increase in the foreseeable future due to FDIC mandated increases in deposit insurance.  Previously, FDIC insurance expense was lower due to one time credits provided by the FDIC.

•	Advertising expense remained flat in 2008 due to the use of less expensive delivery channels for new business generation.
•
Other expenses decreased $401 thousand or 9.5 percent to $1.7 million compared to the prior year.  This decrease was due primarily to decreased employee expenses including recruiting, education and travel expenses, reduced office supply expense due to a vendor change and the recovery of previously charged off retail operating losses.

Annual Report Page 15

Income Tax Expense
For 2008, the Company reported income tax expense of $616 thousand for a 24.2 percent effective tax rate compared to $2.0 million or a 29.5 percent effective tax rate in 2007.  The decrease in the tax provision was the result of lower pretax earnings and a lower effective tax rate.  The latter is related to a higher proportion of revenue being generated at a subsidiary with a lower effective tax.  The Company anticipates a 32 percent effective income tax rate in 2009.

Financial Condition

Total assets increased $146.1 million, or 19.4 percent, to $898.3 million at December 31, 2008, compared to $752.2 million at December 31, 2007. This increase was due to a $95.8 million increase in total loans and a $50.9 million increase in total securities funded by a $105.8 million increase in total deposits, a $20.0 million increase in borrowed funds and a $20.5 million increase in shareholders’ equity.
Average total assets for 2008 were $821.2 million, a $108.2 million increase from the prior year’s $713.0 million average balance. The increase in average assets was due primarily to growth in the loan portfolio funded by time deposits and borrowed funds.

Investment Securities Portfolio
The Company’s securities portfolio consists of available for sale (“AFS”) and held to maturity (“HTM”) investments. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase. The investment securities portfolio is maintained for asset-liability management purposes, as well as for liquidity and earnings purposes.
AFS securities are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings. AFS securities consist primarily of U.S. Government sponsored agencies, obligations of state and political subdivisions, mortgage-backed securities, corporate bonds and equity securities.
AFS securities totaled $117.3 million at December 31, 2008, an increase of $52.5 million or 80.9 percent, compared to $64.9 million at December 31, 2007.   This net increase was the result of the following:
•
$80.7 million of purchases, which consisted primarily of mortgage-backed securities and collateralized mortgage obligations (“CMOs”).  During December of 2008, the Company took advantage of favorable credit spreads and purchased approximately $45.3 million in available for sale mortgage-backed securities and CMOs,

•	$19.0 million of maturities and principal pay downs,
•
$4.8 million in sales.  Sales consisted primarily of callable FHLMC perpetual preferred stock in response to a decline in their market value and uncertainty regarding the financial viability of the issuer,

•
$1.9 million transfer to held to maturity.  Two securities with a market value of $1.9 million were transferred from available for sale to held to maturity during the third quarter of 2008, consistent with the Company’s intent and ability to hold these securities until maturity,

•	$1.2 million in OTTI adjustments. OTTI adjustments during the year consisted primarily of write-downs on callable FHLMC perpetual preferred securities and two bank equities, and
•
$207 thousand depreciation in the market value of the portfolio.  At December 31, 2008, the portfolio had a net unrealized loss of $974 thousand compared to a net unrealized loss of $767 thousand at the end of the prior year. These unrealized gains and losses are reflected net of tax in shareholders’ equity as other comprehensive loss.

        At December 31, 2008, available for sale securities included three callable FHLMC perpetual preferred securities with a total book value of $13 thousand.  These securities were initially classified as OTTI in December 2007, at which time a $607 thousand impairment charge was taken, due to their declines in market value and the uncertainty that they would recover their book value.  During 2008, additional OTTI charges of approximately $1.2 million were taken on these securities due to further declines in their market value and the eventual placement of FHLMC into conservatorship.  In addition, the Company sold approximately $2.1 million in book value of these securities during the year, resulting in a pretax loss of approximately $469 thousand.
At December 31, 2008, the Company’s available for sale portfolio included one bank trust preferred security with a book value of $975 thousand and a market value of $318 thousand. The Company monitors the credit worthiness of the issuer of this security quarterly. At December 31, 2008, the Company had not taken any OTTI adjustments on this security. Management will continue to monitor the performance of the security and the underlying institution for impairment. Changes in the credit worthiness of the underlying issuer may result in OTTI charges and realized losses in the future.

Annual Report Page 16

The average balance of securities available for sale amounted to $74.2 million in 2008 compared to $65.9 million in 2007. The average yield earned on the available for sale portfolio increased 13 basis points, to 5.07 percent in 2008 from 4.94 percent in 2007. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 2.1 years at December 31, 2008, compared to 2.8 years in 2007.
HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The portfolio is comprised of U.S. Government sponsored agencies, obligations of state and political subdivisions, mortgage-backed securities and corporate bonds.
HTM securities were $32.2 million at December 31, 2008, a decrease of $1.6 million or 4.7 percent, from year-end 2007.  This net decrease was the result of:
•	$6.8 million in purchases,
•	$1.9 million transfer from available for sale,
•	$9.9 million in principal payments, maturities and called bonds, and
•	$306 thousand other-than-temporary impairment charge on a pooled trust preferred security.

As of December 31, 2008 and 2007, the market value of held to maturity securities was $30.1 million and $33.6 million, respectively. The average balance of securities held to maturity amounted to $31.7 million in 2008 compared to $37.7 million in 2007. The average yield earned on held to maturity securities decreased 4 basis points, from 5.26 percent in 2007 to 5.22 percent in 2008. The weighted average repricing of held to maturity securities, adjusted for prepayments, amounted to 3.7 years and 3.0 years at December 31, 2008 and December 31, 2007, respectively.
At December 31, 2008, the Company’s held to maturity portfolio included two pooled bank trust preferred securities with a book value of $1.6 million and a market value of $300 thousand. The Company monitors the credit worthiness of the underlying issuers of these securities quarterly. At December 31, 2008, the Company had taken a $306 thousand OTTI adjustment on one of these pooled bank trust preferred securities. The Company will continue to monitor the performance of these securities and the underlying institutions for impairment. Changes in the credit worthiness of the underlying issuer may result in OTTI charges and realized losses in the future.
Approximately 85 percent of the total investment portfolio had a fixed rate of interest at December 31, 2008.
Securities with a carrying value of $69.9 million and $62.0 million at December 31, 2008 and 2007, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.

Loan Portfolio
The loan portfolio, which represents the Company’s largest asset group, is a significant source of both interest and fee income. The portfolio consists of SBA, SBA 504, commercial, residential mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk.
Total loans increased $95.8 million, or 16.2 percent to $685.9 million at December 31, 2008, from $590.1 million at year-end 2007. Growth in the loan portfolio was generated by increases of $59.4 million in residential mortgages, $14.5 million in commercial loans, $11.8 million in SBA loans, $5.4 million in consumer loans and $4.7 million in SBA 504 loans.
Average loans increased $94.9 million or 17.3 percent from $549.3 million in 2007, to $644.2 million in 2008.  The increase in average loans was due to growth in all segments of the portfolio.  The yield on the loan portfolio fell 79 basis points to 6.95 percent in 2008 compared to 7.74 percent in 2007. This decrease was the result of variable rate, prime-based loan products such as SBA loans and home equity lines of credit repricing lower as rates fell during 2008.  The prime rate fell 400 basis points to 3.25 percent by year-end 2008.
SBA 7(a) loans held to maturity amounted to $83.1 million at December 31, 2008, an increase of $14.3 million from December 31, 2007. SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $22.2 million at December 31, 2008, a decrease of $2.5 million from December 31, 2007.  The SBA provides guarantees of up to 85 percent of the principal amount of SBA 7(a) loans. Historically, SBA 7(a) loans available for sale have been sold in the secondary market with the nonguaranteed portion held in the portfolio. However, during the third quarter of 2007 the Company announced a strategic decision to begin retaining a significant portion of its SBA 7(a) program loans in its portfolio, rather than selling them into the secondary market.  During the third quarter of 2008, in response to the recent credit crisis, reduced premiums on the sale of SBA 7(a) loans and a lack of liquidity in the secondary market for SBA loans, the Company closed all SBA production offices outside of its New Jersey, Pennsylvania and New York primary trade area.  Consequently, management believes the volume of SBA 7(a) loans originated will remain at current lower levels or continue to decline for the foreseeable future.
At December 31, 2008, SBA 504 loans totaled $76.8 million. The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property. Generally, the Company has a 50 percent loan to value ratio on SBA 504 program loans.
Commercial loans are generally made in the Company’s market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $308.2 million at

Annual Report Page 17

December 31, 2008, an increase of $14.5 million from year-end 2007. The commercial portfolio is expected to continue to increase in 2009.
Residential mortgage loans consist of loans secured by 1 to 4 family residential properties. These loans amountedto $133.1 million at December 31, 2008, an increase of $59.4 million from December 31, 2007. Growth during 2008 was due to a new relationship with an established builder of high-end residential properties.
Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $62.6 million at December 31, 2008, an increase of $5.4 million from December 31, 2007. The growth in consumer loans is related to the growth in home equity loans and lines.
The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses for the past five years at December 31:

	2008		2007		2006		2005		2004
		% of		% of		% of		% of		% of
(In thousands)	Amount	Total	Amount	Total	Amount	Total	Amount	Total	Amount	Total
SBA held for sale	$22,181	3.2%	$24,640	4.2%	$12,273	2.4%	$14,001	3.1%	$7,574	2.0%
SBA held to maturity	83,127	12.1	68,875	11.7	66,802	13.2	64,660	14.4	55,576	14.9
SBA 504	76,802	11.2	72,145	12.2	58,067	11.4	48,639	10.9	36,913	9.9
Commercial	308,165	44.9	293,641	49.7	254,128	50.1	211,942	47.2	170,858	45.7
Residential mortgage	133,110	19.5	73,697	12.5	63,493	12.5	62,039	13.8	60,240	16.1
Consumer	62,561	9.1	57,134	9.7	52,927	10.4	47,286	10.6	42,419	11.4
Total Loans	$ 685,946	100.0%	$ 590,132	100.0%	$ 507,690	100.0%	$ 448,567	100.0%	$ 373,580	100.0%

The Company has a concentration to a group of borrowers in the Hotel/Motel industry of approximately 11 percent of the total loan portfolio. There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio. There are no foreign loans in the portfolio.  As a preferred SBA lender, a portion of the SBA portfolio is to borrowers outside the Company’s lending area.
The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2008:

(In thousands)	Within 1 Year	1-5 Years	After 5 Years	Total
SBA	$77,915	$26,078	$1,315	$105,308
SBA 504	14,738	53,604	8,460	76,802
Commercial	109,504	170,354	28,307	308,165
Residential mortgage	32,356	60,654	40,100	133,110
Consumer	30,622	9,025	22,914	62,561
Total	$265,135	$319,715	$101,096	$685,946
Amount of loans with maturities or repricing dates greater thanone year:
Fixed interest rates				$228,206
Floating or adjustable interest rates				192,605
Total				$420,811

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
Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures.  Due diligence on loans begins upon the application for a loan by a prospective borrower.  Documentation, including a borrower’s credit history, materials establishing the value of potential collateral, the source of funds for repayment of the loan and other factors are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm is used to conduct independent credit reviews as a source of additional information for management’s consideration.

Annual Report Page 18

The following table sets forth information concerning nonperforming loans and nonperforming assets at December 31 for the past five years:

(In thousands)	2008	2007	2006	2005	2004
Nonperforming by category
SBA (1)	$4,228	$2,110	$5,212	$1,391	$2,013
SBA 504	4,600	-	-	757	260
Commercial	5,247	1,630	3,172	493	1,274
Residential mortgage	1,808	1,192	322	1,510	288
Consumer	237	529	203	210	256
Total nonperforming loans	$16,120	$5,461	$8,909	$4,361	$4,091
OREO	710	106	211	178	345
Total nonperforming assets	$16,830	$5,567	$9,120	$4,539	$4,436
Past due 90 days or more and still accruing interest
SBA	$332	$114	$-	$-	$-
SBA 504	-	-	-	-	-
Commercial	146	41	-	-	-
Residential mortgage	2,058	-	78	-	-
Consumer	-	-	-	-	-
Total	$2,536	$155	$78	$-	$-
Nonperforming loans to total loans	2.35%	0.93%	1.75%	0.97%	1.10%
Nonperforming assets to total loans and OREO	2.45%	0.94%	1.80%	1.01%	1.19%
Allowance for loan losses as a percentage of nonperforming loans	64.06%	153.49%	85.58%	158.04%	143.14%
(1) SBA loans guaranteed	$1,983	$714	$2,953	$758	$1,240

Nonperforming loans were $16.1 million at December 31, 2008, a $10.7 million increase from $5.5 million at year-end 2007.  During 2008, there was approximately $17.1 million in loans transferred into nonaccrual status; however, this was partially offset by $5.5 million in payoffs, charge-offs or principal pay downs. Included in nonperforming loans at December 31, 2008 was approximately $2.0 million of loans that are guaranteed by the SBA.  The increase in nonperforming loans was primarily related to credit deterioration in the SBA 7(a) and SBA 504 portfolios, most of which is secured by real estate.
There were $2.5 million of loans past due 90 days or more and still accruing at December 31, 2008, compared to $155 thousand at December 31, 2007.
Other real estate owned (“OREO”) properties totaled $710 thousand at year-end 2008, an increase of $604 thousand from $106 thousand at December 31, 2007.
Potential problem loans are those where information about possible credit problems of borrowers causes uncertainty as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans were $2.7 million at December 31, 2008 and $2.6 million at December 31, 2007.

Allowance for Loan Losses and Unfunded Loan Commitments
The allowance for loan losses is maintained at a level that the Company believes is sufficient to absorb probable and estimated credit losses in the loan portfolio as of the balance sheet date.  While allocations may be made to specific loans the total reserve is available for all loan losses.
Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses.  This process includes the allocation of specific and general reserves. Specific reserves are made to significant individual impaired loans and are determined in accordance with SFAS 114, Accounting by Creditors for Impairment of a Loan.  Impaired loans have been defined to include all nonaccrual loans.  All other “nonimpaired” loans are allocated a general reserve.  This general reserve is set based upon the historical net charge-off rate adjusted for certain environmental factors such as:  delinquency and impairment trends, charge-off and recovery trends, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.

Annual Report Page 19

Additions to the allowance for loan losses are made by provisions charged to expense whereas the allowance is reduced by net charge-offs (i.e., loans judged to be uncollectable are charged against the reserve, less any recoveries on such loans).  Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower’s financial condition and changes in market conditions and underlying collateral values.  In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses.  These agencies have in the past and may in the future require the Company to make additional adjustments based on their judgments about information available to them at the time of their examination.
The allowance for loan losses amounted to $10.3 million at December 31, 2008, compared to $8.4 million at year-end 2007.  The increase in the allowance for loan losses was due to the provision for loan losses of $4.5 million exceeding $2.6 million of net charge-offs. In addition, the increase in the allowance for loan losses was attributable to the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, general economic conditions, and increased levels of nonperforming loans.
The following is a summary of the allowance for loan losses for the past five years:

(In thousands)	2008	2007	2006	2005	2004
Balance at beginning of year	$8,383	$7,624	$6,892	$5,856	$5,352
Charge-offs:
SBA	1,246	770	573	301	320
SBA 504	1,000	-	-	18	175
Commercial	408	155	298	282	426
Residential mortgage	25	-	-	49	18
Consumer	145	50	62	523	29
Total charge-offs	2,824	975	933	1,173	968
Recoveries:
SBA	177	147	20	204	99
SBA 504	-	-	-	-	15
Commercial	39	18	75	84	166
Residential mortgage	-	-	-	-	-
Consumer	51	19	20	71	17
Total recoveries	267	184	115	359	297
Total net charge-offs	$2,557	$791	$818	$814	$671
Provision charged to expense	$4,500	$1,550	$1,550	$1,850	$1,175
Balance at end of year	$10,326	$8,383	$7,624	$6,892	$5,856
Net charge-offs to average loans	0.40%	0.14%	0.17%	0.20%	0.19%
Allowance to total loans	1.51%	1.42%	1.50%	1.54%	1.57%

In addition to the allowance for loan losses, the Company maintains an allowance for unfunded loan commitments.  Commitments to extend credit represent arrangements to lend funds or provide liquidity subject to specified contractual conditions.  At December 31, 2008, a $105 thousand commitment reserve was reported on the balance sheet as an “other liability” compared to $102 thousand at December 31, 2007.  Management determines this amount using estimates of future loan funding and losses related to those credit exposures.
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

Annual Report Page 20

	2008		2007		2006		2005		2004
		% of		% of		% of		% of		% of
(In thousands)	Amount	Total	Amount	Total	Amount	Total	Amount	Total	Amount	Total
Balance applicable to:
SBA	$2,603	15.3%	$2,188	15.9%	$2,066	15.6%	$1,712	17.5%	$1,724	16.9%
SBA 504	1,083	11.2	907	12.2	802	11.4	661	10.9	528	9.9
Commercial	4,486	44.9	4,208	49.7	4,063	50.1	3,756	47.2	2,908	45.9
Residential mortgage	1,494	19.5	570	12.5	305	12.5	444	13.8	375	16.1
Consumer	660	9.1	510	9.7	388	10.4	319	10.6	321	11.2
Total	$10,326	100.0%	$8,383	100.0%	$7,624	100.0%	$6,892	100.0%	$5,856	100.0%

Deposits
Deposits, which include noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits and time deposits, are the primary source of the Company’s funds.  The Company offers a variety of products designed to attract and retain customers, with primary focus on building and expanding relationships.  For 2008, the Company realized continued growth in deposits.  This growth was achieved through an emphasis on customer service, competitive rate structures and selective marketing through the Company’s branch network.  The Company continues to focus on establishing a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.
The following are period-end deposit balances for each of the last three years:

At December 31,	2008		2007		2006
(In thousands)	Amount	%	Amount	%	Amount	%
Ending balance:
Interest-bearing demand deposits	$87,046	12.3%	$78,019	13.0%	$105,382	18.6%
Savings deposits	134,875	19.1	196,390	32.7	205,919	36.4
Time deposits	411,106	58.1	256,259	42.6	175,392	30.9
Noninterest-bearing demand deposits	74,090	10.5	70,600	11.7	79,772	14.1
Total deposits	$707,117	100.0%	$601,268	100.0%	$566,465	100.0%

Total deposits increased $105.8 million to $707.1 million at December 31, 2008 from $601.3 million at December 31, 2007. The increase in deposits was the result of a $154.8 million increase in time deposits, $9.0 million increase in interest-bearing demand deposits and a $3.5 million increase in demand deposits, partially offset by a $61.5 million decline in savings deposits.
The mix of deposits shifted during 2008 as the concentration of noninterest-bearing and interest-bearing demand deposits and savings deposits fell and the concentration of higher-cost time deposits increased.  The average cost of interest-bearing deposits in 2008 was 3.25 percent compared to 4.01 percent for 2007.  The decrease in the cost of deposits can be attributed to the lower interest rate environment, partially offset by the shift in the mix of deposits.  The Company expects continued growth in the deposit base in 2009.
The following are average deposits for each of the last three years:

	2008		2007		2006
(In thousands)	Amount	%	Amount	%	Amount	%
Average balance:
Interest-bearing demand deposits	$84,336	12.7%	$85,750	14.8%	$117,730	21.4%
Savings deposits	168,784	25.5	204,214	35.3	183,815	33.5
Time deposits	330,174	50.0	213,407	36.8	169,572	30.9
Noninterest-bearing demand deposits	78,282	11.8	75,581	13.1	77,747	14.2
Total deposits	$661,576	100.0%	$578,952	100.0%	$548,864	100.0%

Annual Report Page 21

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
As of December 31, 2008, borrowed funds totaled $120.5 million, an increase of $20.0 million from the prior year-end, as the pricing available for borrowed funds presented a favorable alternative to the high cost of deposits in the New Jersey and Eastern Pennsylvania market places. The change since December 31, 2007 was due to a $5.0 million increase in FHLB overnight lines of credit and a $15.0 million repo-advance in February 2008.
As of December 31, 2008 and 2007, the Company was a party to the following transactions:

(In thousands)	2008	2007
FHLB borrowings:
Overnight line of credit	$10,000	$5,000
Fixed rate advances	40,000	40,000
Repurchase agreements	30,000	30,000
Other repurchase agreements	25,000	10,000
Subordinated debentures	15,465	15,465

At December 31, 2008, the Company had $93.0 million of additional availability at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.
For additional information see Note 10 to the Consolidated Financial Statements.

Market Risk
Based on the Company’s business, the two largest risks facing the Company are market risk and credit risk.  Market risk for the Company is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. The Company’s Asset/Liability Committee (“ALCO”) manages this risk. The principal objectives of ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board-approved guidelines.  ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.
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
The following table sets forth the gap ratio at December 31, 2008.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

Annual Report Page 22

(In thousands)	Under six months	Six months through one year	More than one year through three years	More than three years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets
Cash & due from banks	$-	$-	$-	$-	$-	$18,902	$18,902
Federal funds sold	15,529	-	-	-	-	-	15,529
FHLB/ACBB stock	-	-	-	-	-	4,857	4,857
Investment securities	34,397	25,500	28,456	35,980	16,827	8,349	149,509
Loans	215,787	49,348	72,464	247,251	70,209	30,887	685,946
Other assets	-	-	-	-	-	23,567	23,567
Total Assets	$265,713	$74,848	$100,920	$283,231	$87,036	$86,562	$898,310
Liabilities and Shareholders’ Equity
Noninterest-bearing demand deposits	-	-	-	-	-	74,090	74,090
Savings and interest-bearing demand deposits	108,061	1,031	10,396	82,851	19,582	-	221,921
Time deposits	140,301	116,938	85,081	68,038	748	-	411,106
Borrowed funds and subordinated debentures	35,000	-	10,000	-	75,000	465	120,465
Other liabilities	-	-	-	-	-	2,925	2,925
Shareholders’ equity	-	-	-	-	-	67,803	67,803
Liabilities and Shareholders’ Equity	$283,362	$117,969	$105,477	$150,889	$95,330	$145,283	$898,310
Interest Rate Swap	$15,000	$-	$-	$(15,000)	$-	$-	$-
Gap	$(2,649)	$(43,121)	$(4,557)	$117,342	$(8,294)	$(58,721)	$-
Cumulative Gap	$(2,649)	$(45,770)	$(50,327)	$67,015	$58,721	$-	$-
Cumulative Gap to total assets	(0.3)%	(5.1)%	(5.6)%	7.5%	6.5%	-	-

At December 31, 2008, there was a six-month liability-sensitive gap of $2.6 million and a one-year liability-sensitive gap of $45.8 million, as compared to liability-sensitivity gaps of $128.2 million and $142.7 million at December 31, 2007.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.
Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.   For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by ALCO to correct the imbalance.  Simulations are typically created over a 12 to 24 month time horizon.  At December 31, 2008, these simulations show that with a 200 basis point immediate increase in interest rates, net interest income would decrease by approximately $269 thousand, or 0.9 percent. An immediate decline of 200 basis points in interest rates would decrease net interest income by approximately $1.1 million or 3.7 percent. These variances in net interest income are within the Board-approved guidelines of +/- 7 percent.
Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Like the simulation model, results falling outside prescribed ranges require action by ALCO.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 13.96 percent in a rising rate environment and a decrease of 16.23 percent in a falling rate environment.  The variance in the EVPE at December 31, 2008 is within Board-approved guidelines of +/- 35 percent.

Financial Derivatives
In order to manage interest rate risk, the Company may enter into financial derivative contracts such as interest rate swaps.  At December 31, 2008 and 2007 the Company was a party to interest rate swap agreements used to hedge variable rate debt as follows:

Annual Report Page 23

(Dollars in thousands)	2008	2007
Notional amount	$15,000	$10,000
Weighted average pay rate	4.05%	4.10%
Weighted average receive rate (three-month LIBOR)	3.22%	4.88%
Weighted average maturity in years	2.90	3.73
Unrealized loss relating to interest rate swaps	$(1,013)	$(23)

For additional information, see Note 12 to the Company’s Consolidated Financial Statements.

Operating, Investing and Financing
The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2008, the balance of cash and cash equivalents was $34.4 million, a decrease of $1.9 million from December 31, 2007.
Net cash provided by operating activities totaled $4.4 million for the year ended December 31, 2008, as compared to using $3.7 million for the year ended December 31, 2007. The primary source of funds was net income from operations adjusted for: provision for loan losses, depreciation expenses, proceeds from SBA loans held for sale and mortgage loans held for sale, offset by originations of SBA and mortgage loans held for sale.
Net cash used in investing activities amounted to $152.1 million in 2008, increasing $85.2 million from a year ago.  The cash used in investing activities was primarily a result of funding the loan and securities portfolios, partially offset by sales, maturities and paydowns in the investment portfolio.
Net cash provided by financing activities amounted to $145.7 million for 2008, compared to $51.5 million in 2007. The primary increase in cash provided by financing activities was due to growth in the Company’s deposit base, an increase in the Company’s borrowings and the sale of perpetual preferred stock to the U.S. Treasury.

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
At December 31, 2008, the Parent Company had $6.1 million in cash and $94 thousand in marketable securities, valued at fair market value compared to $433 thousand in cash and $216 thousand in marketable securities at December 31, 2007.  The increase in cash at the Parent Company was due primarily to the receipt of $20.6 million from the sale of perpetual preferred stock through the U.S. Treasury’s CPP program and issuance of related warrants, partially offset by the funding of $15.0 million in capital to the Bank and the payment of cash dividends.

Consolidated Bank
The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of loan and investment principal, sales and maturities of investment securities and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.
Total FHLB borrowings amounted to $80.0 million and third party repurchase agreements totaled $25.0 million, as of December 31, 2008.  At December 31, 2008, $93.0 million was available for additional borrowings from the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.  An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $117.3 million and $22.2 million respectively, at December 31, 2008.
As of December 31, 2008, deposits included $18.7 million of Government deposits, as compared to $30.5 million at year-end 2007. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $15.7 million of deposits from five municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.
 The Company was committed to advance approximately $111.9 million to its borrowers as of December 31, 2008, compared to $132.0 million at December 31, 2007.  At December 31, 2008, $31.2 million of these commitments expire after one year, compared to $31.4 million a year earlier.  At December 31, 2008, the Company had $4.5 million in standby letters of credit compared to $3.9 million in 2007.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded. In addition, approximately 12 percent at December 31, 2008 and 25 percent at December 31, 2007, of these commitments are for SBA loans, which may be sold in the secondary market.

Annual Report Page 24

Off-Balance Sheet Arrangements and Contractual Obligations
The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2008. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby letters of credit	$4,388	$124	$-	$-	$4,512

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2008. Further discussion of these commitments is included in Notes 10 and 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Borrowed funds and subordinated debentures	$20,000	$10,000	$-	$90,465	$120,465
Operating lease obligations	1,092	831	700	137	2,760
Purchase obligations	854	1,810	16	-	2,680
Total	$21,946	$12,641	$716	$90,602	$125,905

Borrowed funds and subordinated debentures include fixed term borrowings from the Federal Home Loan Bank, repurchase agreements and subordinated debentures. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.
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

Capital

A significant measure of the strength of a financial institution is its capital base.  Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and other qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as tier 1 capital.  Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets).  A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent.
In addition, banks are required to meet a leverage capital requirement, which measures tier 1 capital against average assets. Banks which are highly rated and not experiencing significant growth are required to maintain a leverage ratio of 3 percent while all other banks are expected to maintain a leverage ratio 100 to 200 basis points higher.
The following table summarizes the Company’s and the Bank’s risk-based and leveraged capital ratios at December 31, 2008 and 2007, as well as the minimum regulatory capital ratios required to be deemed “well-capitalized.”

Company	2008	2007	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	9.54%	8.25%	4.00%	N/A
Tier 1 risk-based capital ratio	12.02%	9.81%	4.00%	N/A
Total risk-based capital ratio	13.27%	11.06%	8.00%	N/A

Bank	2008	2007	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	7.88%	7.06%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.93%	8.39%	4.00%	6.00%
Total risk-based capital ratio	12.41%	11.00%	8.00%	10.00%

Annual Report Page 25

At December 31, 2008, shareholders’ equity was $67.8 million, an increase of $20.5 million from year-end 2007.  The increase in shareholders’ equity was a result of the following:
•	$20.6 million in proceeds from the sale of perpetual preferred stock to the U.S. Treasury and the issuance of related warrants,
•	$1.9 million in net income,
•	$583 thousand from the exercise of stock options and employee stock-based compensation,
•	$1.3 million depreciation in the market value of securities,
•	$675 thousand of common stock and cash dividends,
•	$614 thousand of net unrealized loss on cash flow hedge derivatives, and
•	$78 thousand in dividends accrued on preferred stock.

The ratio of total equity to assets at December 31, 2008 and 2007 was 7.55 percent and 6.28 percent, respectively.
On October 3, 2008 Congress passed the Emergency Economic Stabilization Act of 2008 (“EESA”), which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets.  One of the provisions resulting from the EESA Act was the Treasury’s Capital Purchase Program (“CPP”) which provides direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions.   This program is voluntary and requires an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends.  The CPP provides for a minimum investment of 1 percent of risk-weighted assets, with a maximum investment of the lesser of 3 percent of risk-weighted assets or $25.0 billion.  The perpetual preferred stock has a dividend rate of 5 percent per year until the fifth anniversary of the Treasury investment and a dividend of 9 percent thereafter.  The CPP also requires the Treasury to receive warrants for common stock equal to 15 percent of the capital invested by the Treasury. The Company received an investment in perpetual preferred stock of $20.6 million as consideration for the preferred stock and warrants issued on December 5, 2008.  The Company valued the common stock warrants at $2.6 million. The warrants are accounted for as equity securities.
Pursuant to the requirements of the Treasury’s Capital Purchase Program, the Company has suspended its stock repurchase program.  The Company’s share repurchase program, which was approved on October 21, 2002, authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2008 the Company had repurchased a total of 556 thousand shares of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.  As part of its capital management program, the Company did not repurchase any of its shares in 2008.
During the third quarter of 2008, the Company revised its cash dividend payment policy.  The decision was made based upon the current economic environment to retain capital so that the holding company can remain a source of strength to the subsidiary bank.  Previously, the Company had paid a quarterly cash dividend at a rate set by the Board based upon a number of factors.  The Board has now established a targeted dividend payout ratio of 20 percent of the Company’s earnings, subject to adjustment based upon factors existing at the time of the dividend and the Company’s projected capital needs.  The Board now intends to pay a cash dividend once annually, in the next succeeding year.  The Company declared two dividends in 2008 totaling $0.10.

Forward-Looking Statements
This report contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions by management.
Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to those listed under Item 2A - “Risk Factors” in the Company’s Annual Report on Form 10-K; the overall economy and the interest rate environment; the ability of customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in tax, accounting or regulatory practices and requirements; and technological changes.  Although management has taken certain steps to mitigate the negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on future profitability.

Annual Report Page 26

Management’s Report on Internal Control
Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Pursuant to temporary rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 has not been attested to by McGladrey & Pullen, LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2008, as stated in their report which is included herein.

James A. Hughes
President and Chief Executive Officer

Alan J. Bedner
Executive Vice President and Chief Financial Officer

Annual Report Page 27

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Stockholders
Unity Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

We were not engaged to examine management’s assessment about the effectiveness of Unity Bancorp, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2008 included in the accompanying “Management’s Report on Internal Control Over Financial Reporting” and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP
Blue Bell, Pennsylvania
March 19, 2009

Annual Report Page 28

Consolidated Balance Sheets
(In thousands)

For the years ended December 31,	2008	2007

ASSETS
Cash and due from bank	$18,902	$14,336
Federal funds sold and interest-bearing deposits	15,529	21,976
Cash and cash equivalents	34,431	36,312
Securities:
Available for sale	117,348	64,855
Held to maturity (fair value of $30,088 and $33,639 in 2008 and 2007, respectively)	32,161	33,736
Total securities	149,509	98,591

Loans:
SBA held for sale	22,181	24,640
SBA held to maturity	83,127	68,875
SBA 504	76,802	72,145
Commercial	308,165	293,641
Residential mortgage	133,110	73,697
Consumer	62,561	57,134
Total loans	685,946	590,132
Less: Allowance for loan losses	10,326	8,383
Net loans	675,620	581,749

Premises and equipment, net	12,580	12,102
Bank owned life insurance	5,780	5,570
Federal Home Loan Bank stock	4,857	4,395
Accrued interest receivable	4,712	3,994
Goodwill and other intangibles	1,574	1,588
Loan servicing asset	1,503	2,056
Other assets	7,744	5,839
Total Assets	$898,310	$752,196
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$74,090	$70,600
Interest-bearing demand deposits	87,046	78,019
Savings deposits	134,875	196,390
Time deposits, under $100,000	270,275	168,244
Time deposits, $100,000 and over	140,831	88,015
Total deposits	707,117	601,268

Borrowed funds	105,000	85,000
Subordinated debentures	15,465	15,465
Accrued interest payable	805	635
Accrued expenses and other liabilities	2,120	2,568
Total Liabilities	830,507	704,936
Commitments and contingencies (Note 11)	-	-
Shareholders’ equity:
Cumulative Perpetual Preferred stock, Series B, $1 liquidation preference per share, 500 shares authorized, 21 shares issued and outstanding in 2008; there were no shares issued and outstanding in 2007	18,064	-
Common stock, no par value, 12,500 shares authorized, 7,544 shares issued and 7,119 outstanding in 2008; 7,488 shares issued and 7,063 outstanding in 2007	55,179	49,447
Retained earnings	1,085	2,472
Treasury stock at cost (425 shares in 2008 and 2007)	(4,169)	(4,169)
Accumulated other comprehensive loss	(2,356)	(490)
Total Shareholders’ Equity	67,803	47,260
Total Liabilities and Shareholders’ Equity	$898,310	$752,196

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 29

Consolidated Statements of Income
(In thousands, except per share amounts)

For the years ended December 31,
	2008	2007
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$471	$1,068
Federal Home Loan Bank stock	240	258
Securities:
Available for sale	3,673	3,167
Held to maturity	1,582	1,913
Total securities	5,255	5,080
Loans:
SBA	8,370	9,039
SBA 504	5,572	5,345
Commercial	21,424	20,393
Residential mortgage	5,971	3,995
Consumer	3,462	3,722
Total loans	44,799	42,494
Total interest income	50,765	48,900
INTEREST EXPENSE
Interest-bearing demand deposits	1,468	1,928
Savings deposits	3,644	8,064
Time deposits	13,836	10,206
Borrowed funds and subordinated debentures	4,526	4,276
Total interest expense	23,474	24,474
Net interest income	27,291	24,426
Provision for loan losses	4,500	1,550
Net interest income after provision for loan losses	22,791	22,876
NONINTEREST INCOME
Service charges on deposit accounts	1,393	1,383
Service and loan fee income	1,271	1,607
Gain on sale of SBA loans held for sale, net	1,217	2,399
Gain on sale of mortgage loans	40	52
Bank owned life insurance	210	198
Other-than-temporary impairment charges on securities	(1,540)	(607)
Net security (losses) gains	(378)	36
Other income	481	872
Total noninterest income	2,694	5,940
NONINTEREST EXPENSE
Compensation and benefits	11,985	11,446
Occupancy	2,773	2,777
Processing and communications	2,251	2,433
Furniture and equipment	1,675	1,675
Professional services	898	598
Loan collection costs	662	604
Deposit insurance	589	67
Advertising	451	457
Other expenses	1,655	2,056
Total noninterest expense	22,939	22,113
Income before provision for income taxes	2,546	6,703
Provision for income taxes	616	1,978
Net income	$1,930	$4,725
Preferred stock dividends and discount accretion	110	-
Income available to common shareholders	$1,820	$4,725
Net income per share - Basic	$0.26	$0.65
Diluted	$0.25	$0.63
Weighted average common shares outstanding - Basic	7,097	7,245
Diluted	7,249	7,527

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 30

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands)

	Preferred	Common Stock		Retained	Treasury	Accumulated Other Comprehensive	Total Shareholders’
	Stock	Shares	Amount	Earnings	Stock	Loss	Equity
Balance, December 31, 2006	$-	7,296	$44,343	$2,951	$(242)	$(824)	$46,228
Comprehensive income:
Net Income				4,725			4,725
Net unrealized securities gains						348	348
Net unrealized loss on cash flow hedge derivative						(14)	(14)
Total comprehensive income							5,059
Dividends on Common Stock ($.19 per share)				(1,381)			(1,381)
5% Stock Dividend, including cash-in lieu of fractional shares			3,820	(3,823)			(3)
Common stock purchased		(399)			(3,927)		(3,927)
Issuance of common stock:
Stock issued, including related tax benefits		148	992				992
Stock-based compensation		18	292				292
Balance, December 31, 2007	$-	7,063	$49,447	$2,472	$(4,169)	$(490)	$47,260
Comprehensive income:
Net Income				1,930			1,930
Net unrealized securities losses						(1,252)	(1,252)
Net unrealized loss on cash flow hedge derivative						(614)	(614)
Total comprehensive income							64
Cumulative Perpetual Stock Issued to U.S. Treasury	18,032		2,617				20,649
Accretion of Discount on Preferred Stock	32			(32)			-
Dividends on Preferred Stock (5% annually)				(78)			(78)
Dividends on Common Stock ($.10 per share)				(672)			(672)
5% Stock Dividend, including cash-in-lieu of fractional shares			2,532	(2,535)			(3)
Issuance of common stock:
Stock issued, including related tax benefits		34	235				235
Stock-based compensation		22	348				348
Balance, December 31, 2008	$18,064	7,119	$55,179	$1,085	$(4,169)	$(2,356)	$67,803

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 31

Consolidated Statements of Cash Flows
(In thousands)

For the years ended December 31,	2008	2007
OPERATING ACTIVITIES:
Net income	$1,930	$4,725
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	4,500	1,550
Net amortization of purchase premiums and discounts on securities	76	76
Depreciation and amortization	597	1,000
Deferred income tax benefit	(1,262)	(693)
Other-than-temporary impairment charges on securities	1,540	607
Net security loss (gains)	378	(36)
Stock compensation expense	348	292
Gain on sale of SBA loans held for sale, net	(1,217)	(2,399)
Gain on sale of mortgage loans	(40)	(52)
Origination of mortgage loans held for sale	(2,612)	(2,963)
Origination of SBA loans held for sale	(28,164)	(53,948)
Proceeds from the sale of mortgage loans held for sale, net	2,652	3,016
Proceeds from the sale of SBA loans held for sale, net	26,050	43,980
Loss on the sale of fixed assets	23	-
Net change in other assets and liabilities	(351)	1,129
Net cash provided by (used in) operating activities	4,448	(3,716)
INVESTING ACTIVITIES:
Purchases of securities held to maturity	(6,762)	-
Purchases of securities available for sale	(80,744)	(18,630)
Purchases of Federal Home Loan Bank stock, at cost	(1,857)	(4,720)
Maturities and principal payments on securities held to maturity	9,871	9,034
Maturities and principal payments on securities available for sale	18,955	11,032
Proceeds from sale of securities available for sale	4,422	5,346
Proceeds from redemption of Federal Home Loan Bank stock	1,395	3,278
Proceeds from the sale of other real estate owned	520	645
Net increase in loans	(96,362)	(71,328)
Proceeds from the sale of premises and equipment	268	31
Purchases of premises and equipment	(1,759)	(1,587)
Net cash used in investing activities	(152,053)	(66,899)
FINANCING ACTIVITIES:
Net increase in deposits	105,849	34,803
Proceeds from new borrowings	51,000	40,000
Repayments of borrowings	(31,000)	(10,000)
Sale of perpetual preferred stock to U.S. Treasury	18,032	-
Warrants issued to U.S. Treasury	2,617	-
Redemption of Trust Preferred Securities	-	(9,000)
Proceeds from the issuance of common stock	235	992
Purchase of common stock	-	(3,927)
Cash dividends paid on common stock	(1,009)	(1,377)
Net cash provided by financing activities	145,724	51,491
Decrease in cash and cash equivalents	(1,881)	(19,124)
Cash and cash equivalents at beginning of year	36,312	55,436
Cash and cash equivalents at end of year	$34,431	$36,312
SUPPLEMENTAL DISCLOSURES:
Cash:
Interest paid	$23,304	$24,314
Income taxes paid	1,530	3,358
Noncash investing activities:
Transfer of loans to other real estate owned	1,124	540
Transfer of securities from available for sale to held to maturity	1,860	-
Accrued dividends on common stock	675	1,384

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 32

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
Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, Unity Bank (the “Bank”, or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance.   The Bank provides a full range of commercial and retail banking services through 16 branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County in Pennsylvania.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.  Unity Investment Services, Inc., a wholly-owned subsidiary of the Bank, is used to hold part of the Bank’s investment portfolio.  Unity Participation Company, Inc., a wholly-owned subsidiary of the Bank, is used to hold part of the Bank’s loan portfolio.
The Company has two statutory trust subsidiaries that are wholly-owned by Unity Bancorp, Inc.  See details in Note 10 to the Consolidated Financial Statements.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax and servicing assets, the carrying value of loans held for sale and other real estate owned, the determination of other-than-temporary impairment for securities and the fair value disclosures of financial instruments.  Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the prior year to conform to the current year presentation.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits.

Securities
The Company classifies its securities into two categories, available for sale and held to maturity.  Securities that are classified as available for sale are stated at fair value.  Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as other comprehensive income, a separate component of shareholders’ equity, net of taxes.  Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes.  The cost of securities sold is determined on a specific identification basis.  Gains and losses on sales of securities are recognized in the statements of income on the date of sale.  Securities are classified as held to maturity based on management’s intent and ability to hold them to maturity.  Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts on the level yield method.
Transfers between the available for sale and held to maturity portfolios are accounted for at fair value.  Unrealized holding gains and losses are accounted for at the date of transfer.  For securities transferred to available for sale from held to maturity, unrealized gains or losses as of the date of the transfer are recognized in a separate component of shareholders’ equity.  For securities transferred into the held to maturity portfolio from the available for sale portfolio, unrealized gains or losses as of the date of transfer continue to be reported in a separate component of the shareholders’ equity and are amortized over the remaining life of the security as an adjustment to its yield, consistent with amortization of the premium or accretion of discount.
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.
For additional information on securities, see Note 4 to the Consolidated Financial Statements.

Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  The stock is carried at cost.  As of December 31, 2008 and 2007, the Company held $4.9 million and $4.4 million in FHLB stock, respectively.

Annual Report Page 33

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
Interest is credited to operations primarily based upon the principal amount outstanding.  When management believes there is sufficient doubt as to the ultimate ability to collect interest on a loan, interest accruals are discontinued and all past due interest, previously recognized as income, is reversed and charged against current period earnings.  Payments received on nonaccrual loans are applied as principal.  Loans are returned to an accrual status when the ability to collect is reasonably assured and when the loan is brought current as to principal and interest.
Loans and leases are reported as past due when either interest or principal is unpaid in the following circumstances: fixed payment loans when the borrower is in arrears for two or more monthly payments; open end credit for two or more billing cycles; and single payment notes if interest or principal remains unpaid for 30 days or more.
Loans are charged off when collection is sufficiently questionable and when the Company can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge-off when, after thorough analysis, all possible sources of repayment are insufficient.  These include: 1) potential future cash flows, 2) value of collateral, and/or 3) strength of co-makers and guarantors.  All unsecured loans are charged off upon the establishment of the loan’s nonaccrual status.  Additionally, all loans classified as a loss or that portion of the loan classified as a loss, are charged off.  All loan charge-offs are approved by the Board of Directors.
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
Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.  The net amount of loan origination fees on loans sold are included in the carrying value and in the gain or loss on the sale.
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
For additional information on loans, see Note 5 to the Consolidated Financial Statements.

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

Allowance for Loan Losses and Unfunded Loan Commitments
The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date.  The allowance is increased by provisions charged to expense and is reduced by net charge-offs.  The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area.  Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management with support from a loan review consultant.  A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess

Annual Report Page 34

risk and the appropriate level of loss reserves.  Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve.  This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.   Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values.  In addition, various regulatory agencies periodically review the adequacy of the Company’s allowance for loan losses.  These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.
The Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the allowance are made through other expenses and applied to the allowance which is maintained in other liabilities.
For additional information, see Note 6 to the Consolidated Financial Statements.

Premises and Equipment
Land is carried at cost.  Buildings and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on the straight-line method over the estimated useful lives of the assets, not to exceed 30 years.  For additional information on premises and equipment, see Note 7 to the Consolidated Financial Statements.

Other Real Estate Owned
Other real estate owned is recorded at the fair value, less estimated costs to sell, at the date of acquisition, with a charge to the allowance for loan losses for any excess of the loan carrying value over such amount. Subsequently, other real estate owned is carried at the lower of cost or fair value, as determined by current appraisals, less estimated selling costs.  Certain costs incurred in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

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
When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions.  Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.  The portion of benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.
Interest and penalties associated with unrecognized tax benefits are recognized in income tax expense on the income statement.
For additional information on income taxes, see Note 16 to the Consolidated Financial Statements.

Income Per Share
Basic net income per share is computed by dividing the income available to common shareholders for the period by the weighted average number of common shares outstanding for the period.  Diluted net income per share is computed by dividing income available to common shareholders for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of common stock equivalents, such as stock options and nonvested restricted stock and warrants, under the treasury stock method.  Net income is reduced by the dividends on the cumulative perpetual preferred stock issued to the U.S. Treasury and the accretion of the discount on the preferred stock.  The amounts reported have been adjusted for the impact of dividends declared on common stock.  For additional information on income per share, see Note 17 to the Consolidated Financial Statements.

Other Comprehensive Income
Other comprehensive income consists of the change in unrealized (loss) gain on securities available for sale and derivatives designated as cash flow hedges that were

Annual Report Page 35

reported as a component of shareholders’ equity, net of tax.  For additional information on other comprehensive income, see Note 22 to the Consolidated Financial Statements.

Derivative Instruments and Hedging Activities
The Company uses derivative instruments, such as interest rate swaps, to manage interest rate risk.  The Company recognizes all derivative instruments at fair value as either assets or liabilities in other assets or other liabilities.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.  For derivatives not designated as an accounting hedge, the gain or loss is recognized in trading noninterest income.
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
For derivatives that are designated as cash flow hedges, the effective portion of the gain or loss on derivatives is reported as a component of other comprehensive income or loss.  The change in fair value of any ineffective portion of the hedging derivative is recognized immediately in earnings.
Hedge accounting discontinues when it is determined that the derivative no longer qualifies as an effective hedge; the derivative expires or is sold, terminated or exercised; or the derivative is no longer designated as a fair value or cash flow hedge or it is no longer probable that the forecasted transaction will occur by the end of the originally specified time period.  If the Company determines that the derivative no longer qualifies as a cash flow or fair value hedge and therefore hedge accounting is discontinued, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings.
For additional information on derivative instruments, see Note 12 to the Consolidated Financial Statements.

Stock-Based Compensation
The Company accounts for its stock-based compensation awards in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“Statement 123R”).  Statement 123R requires public companies to recognize compensation expense related to stock-based compensation awards over the period during which an employee is required to provide service for the award.  Compensation expense is equal to the fair value of the award, net of estimated forfeitures, and is recognized over the vesting period of such awards.
For additional information on the Company’s stock-based compensation, see Note 19 to the Consolidated Financial Statements.

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

Dividend Restrictions
Banking regulations require maintaining certain capital levels that may limit the dividends paid by our bank to our holding company or by our holding company to our shareholders.  In addition, the Company’s participation in the U.S. Department of Treasury’s Capital Purchase Program places restrictions on increased dividend declarations.

Operating Segments
While management monitors the revenue streams of its various products and services, operating results and financial performance are evaluated on a company-wide basis.  The Company’s Management uses consolidated results to make operating and strategic decisions.  Accordingly, there is only one reportable segment.

Servicing Assets
Servicing assets represent the estimated fair value of retained servicing rights at the time loans are sold.  Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues.  Impairment is evaluated based on stratifying the underlying financial assets by date of origination and term.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.  Any impairment, if temporary, would be reported as a valuation allowance.

Fair Value
Effective January 1, 2008, the Company adopted SFAS 157, Fair Value Measurement, which provides a framework for measuring fair value under generally accepted accounting principles.  SFAS 157 applies to all financial instruments that are being measured and reported on a fair value basis.
The Company also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, on January 1, 2008.  SFAS 159 allows an entity the irrevocable

Annual Report Page 36

option to elect fair value for the initial and subsequent measurement of certain financial assets on a contract-by-contract basis.  SFAS 159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.  The Company presently elected not to report any of its existing financial assets or liabilities at fair value and consequently did not have any adoption related adjustments.
For additional information on the fair value of the Company’s financial instruments, see Note 20 to the Consolidated Financial Statements.

Recent Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements, became effective for fiscal years beginning after November 15, 2007.  However, the FASB has deferred the effective date in Statement 157 for nonfinancial assets and nonfinancial liabilities (except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis - at least annually) with the issuance of FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157, to fiscal years beginning after November 15, 2008.  This deferral does not apply to entities that have issued interim or annual financial statements that include application of the measurement and disclosure provisions of Statement 157. This FSP lists examples of items for which deferral would apply, including nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measures).  Financial Assets and Financial Liabilities are defined in FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments.  Accordingly, the Company has deferred the disclosures related to the fair value of Goodwill as of December 31, 2008.  The Company does not expect that adoption of the FSP will have a material impact on its financial condition or results of operations.
FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, was issued on October 10, 2008, and became effective upon issuance.  This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157 and clarifies the application of Statement 157 in a market that is not active.  This FSP was effective upon issuance, including prior periods for which financial statements have not been issued.  Revisions resulting from a change in the valuation technique or its application are accounted for as a change in accounting estimate (FASB Statement No. 154, Accounting Changes and Error Corrections). The disclosure provisions of Statement 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application.  The adoption of this FSP did not have a material impact on the Company’s financial condition or results of operations.
FSP No. EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferrer in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred.  The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance.  The objective of an other-than-temporary impairment analysis is to determine whether it is probable that the holder will realize some portion of the unrealized loss on an impaired security. U.S. GAAP indicates that the holder may ultimately realize the unrealized loss on the impaired security because, for example, (a) it is probable that the holder will not collect all of the contractual or estimated cash flows, considering both the timing and amount or (b) the holder lacks the intent and ability to hold the security to recovery.  In making its other-than-temporary impairment assessment, the holder should consider all available information relevant to the ability to collect the security, including information about past events, current conditions, and the value of underlying collateral.  The EITF is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively.  Retrospective application to a prior interim or annual reporting period is not permitted.  The Company evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  OTTI charges amounted to $1.5 million during 2008. Additional OTTI charges may be realized in the future as the result of changes in the financial condition and near-term prospects of the issuer or the inability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.
In December 2007, FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 141 (R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements.  SFAS No. 141 revises the previous statement on business combinations and requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-

Annual Report Page 37

date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the financial effect of the business combination.  As this Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, this Statement was not applicable to the Company for the year ended December 31, 2008.  SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the Consolidated Financial Statements.

2.          Goodwill

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Intangible Assets, which includes requirements to test goodwill and indefinite-lived intangible assets on an annual basis for impairment, rather than amortize them.  Management conducted annual and interim tests and determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2008.

3.          Restrictions on Cash

Federal law requires depository institutions to maintain a prescribed amount of cash or noninterest-bearing balances with the Federal Reserve Bank.  As of December 31, 2008 and 2007, the Company was required to maintain reserve balances of $80 thousand.

4.          Securities

This table provides the major components of securities available for sale and held to maturity at amortized cost and estimated fair value at December 31, 2008 and 2007:

	2008				2007
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
US Government sponsored entities	$4,132	$27	$(3)	$4,156	$7,473	$61	$(18)	$7,516
State and political subdivisions	2,946	-	(228)	2,718	2,945	-	(34)	2,911
Mortgage-backed securities	109,630	992	(1,043)	109,579	47,242	157	(510)	46,889
Corporate debt securities	975	-	(657)	318	3,973	-	(416)	3,557
Other equities	639	-	(62)	577	3,989	29	(36)	3,982
Total securities available for sale	$118,322	$1,019	$(1,993)	$117,348	$65,622	$247	$(1,014)	$64,855
Securities held to maturity:
US Government sponsored entities	$2,000	$119	$-	$2,119	$7,189	$93	$-	$7,282
State and political subdivisions	3,157	-	(251)	2,906	3,159	13	(93)	3,079
Mortgage-backed securities	25,450	193	(880)	24,763	22,383	95	(208)	22,270
Corporate debt securities	1,554	-	(1,254)	300	1,005	3	-	1,008
Total securities held to maturity	$32,161	$312	$(2,385)	$30,088	$33,736	$204	$(301)	$33,639

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
US Government sponsored entities	$-	-%	$-	-%	$2,110	2.50%	$2,046	5.09%	$4,156	3.76%
State and political subdivisions	-	-	-	-	-	-	2,718	3.91	2,718	3.91
Mortgage-backed securities	-	-	1,479	3.73	14,652	4.24	93,448	5.09	109,579	4.97
Corporate debt securities	-	-	-	-	-	-	318	2.79	318	2.79
Other equities	-	-	-	-	-	-	577	0.31	577	0.31
Total securities available for sale	$-	-%	$1,479	3.73%	$16,762	4.02%	$99,107	5.02%	$117,348	4.90%
Held to maturity at cost:
US Government sponsored entities	$-	-%	$2,000	5.00%	$-	-%	$-	-%	$2,000	5.00%
State and political subdivisions	-	-	-	-	-	-	3,157	4.46	3,157	4.46
Mortgage-backed securities	-	-	1,430	4.54	7,608	4.81	16,412	5.13	25,450	5.00
Corporate debt securities	-	-	-	-	-	-	1,554	6.35	1,554	3.65
Total securities held to maturity	$-	-%	$3,430	4.81%	$7,608	4.81%	$21,123	5.12%	$32,161	4.88%

Annual Report Page 38

        The table on the previous page provides the remaining contractual maturities and yields of securities within the investment portfolios.  The carrying value of securities at December 31, 2008 is primarily distributed by contractual maturity.  Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity.  Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.  The total weighted average yield excludes equity securities.
In 2008 and 2007, gross realized gains on sales of securities amounted to $91 thousand and $49 thousand, while gross realized losses amounted to $469 thousand and $13 thousand, respectively. The net of these amounts is included in noninterest income in the Consolidated Statements of Income as securities (losses) gains.  The gross losses in 2008 are attributed to the Company selling approximately $2.1 million in book value of callable Freddie Mac perpetual preferred securities during the year, resulting in a pretax loss of approximately $469 thousand on the sales.  This loss was partially offset by $91 thousand in gross gains on other sales for a net security loss of $378 thousand in 2008.   During 2007, the Company’s net realized gains on the sales of securities were $36 thousand.
Also included in noninterest income are other-than-temporary impairment (“OTTI”) charges of $1.5 million and $607 thousand for 2008 and 2007, respectively.  OTTI charges on securities during 2008 included write-downs of approximately $1.2 million on three callable Freddie Mac perpetual preferred securities due to the decline in market value of these securities and the eventual placement of FHLMC in conservatorship that occurred in September of 2008.  In addition, OTTI charges were taken on a pooled trust preferred security and two bank equities during the year.  During 2007, an OTTI charge of $607 thousand was recorded on the same callable FHLMC perpetual preferred securities, which the Company classified as impaired due to their decline in market value and the uncertainty that they would recover their $3.9 million book value within a reasonable period.
Two securities with a market value of $1.9 million were transferred from available for sale to held to maturity during the third quarter of 2008, consistent with the Company’s intent and ability to hold these securities until maturity.  Unrealized losses at the date of transfer amounted to $1.1 million and continue to be reported in accumulated other comprehensive income, with amortization over the estimated remaining life of the securities.
Securities with a carrying value of $69.9 million and $62.0 million at December 31, 2008 and 2007, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.  Included in these figures was $2.7 million and $2.9 million pledged against Government deposits at December 31, 2008 and 2007, respectively.
       The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007 are as follows:

	Less than 12 months		Greater than 12 months		Total
(In thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
2008
U.S. Government sponsored entities	$2,110	$(3)	$11	$-	$2,121	$(3)
State and political subdivisions	5,624	(479)	-	-	5,624	(479)
Mortgage-backed securities	32,113	(1,024)	11,668	(899)	43,781	(1,923)
Corporate debt securities	-	-	618	(1,911)	618	(1,911)
Other equities	82	(34)	472	(28)	554	(62)
Total temporarily impaired investments	$39,929	$(1,540)	$12,769	$(2,838)	$52,698	$(4,378)
2007
U.S. Government sponsored entities	$112	$-	$5,094	$(18)	$5,206	$(18)
State and political subdivisions	3,035	(107)	1,270	(20)	4,305	(127)
Mortgage-backed securities	9,569	(77)	35,827	(641)	45,396	(718)
Corporate debt securities	3,558	(416)	-	-	3,558	(416)
Other equities	-	-	559	(36)	559	(36)
Total temporarily impaired investments	$16,274	$(600)	$42,750	$(715)	$59,024	$(1,315)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  As of December 31, 2008, the number of securities in an unrealized loss position in each category was as follows: three securities of U.S. Government sponsored entities, eighteen state and political subdivision securities, fifty-nine mortgage-backed securities, three corporate debt securities, and four

Annual Report Page 39

other equity securities.  The unrealized losses in each of these categories are discussed in the paragraphs that follow.
U.S. Government sponsored entities and state and political subdivision securities:  The unrealized losses on investments in securities were caused by the increase in interest rate spreads.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment.  Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.
Mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases.  The majority of contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation.  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and the current liquidity in the credit markets and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.
Corporate debt securities:  The unrealized losses on corporate debt securities were caused by increases in interest rate spreads.  The contractual terms of the bonds do not allow the securities to be settled at a price less than the par value of the investments.  The decline in face value is attributed to changes in interest rates and the current liquidity in the credit markets and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.
Other equity securities:  Included in this category is stock of other financial institutions.  The unrealized losses on other equity securities are caused by decreases in the market prices of the shares.  The Company has the ability and intent to hold these shares until a market price recovery; therefore these investments are not considered other-than-temporarily impaired.

5.          Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31 was as follows:

(In thousands)	2008	2007
SBA held for sale	$22,181	$24,640
SBA held to maturity	83,127	68,875
SBA 504	76,802	72,145
Commercial	308,165	293,641
Residential mortgage	133,110	73,697
Consumer	62,561	57,134
Total loans	$685,946	$590,132

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $140.8 million and $140.4 million at December 31, 2008 and 2007, respectively.  At December 31, 2008 and 2007, the carrying value, which approximates fair value, of servicing rights was $1.5 million and $2.1 million, respectively.  The fair value of servicing rights was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  A summary of the changes in the related servicing asset for the past two years follows:

Years ending December 31,
(In thousands)	2008	2007
Balance at beginning of year	$2,056	$2,294
SBA servicing rights capitalized	392	797
SBA changes in fair value	(945)	(1,035)
Provision for loss in fair value	-	-
Balance at end of year	$1,503	$2,056

In addition, the Company had $1.7 million and $2.2 million related to the retained portion of the unsold SBA loans at December 31, 2008 and 2007, respectively.
As of December 31, 2008 and 2007, the Bank’s recorded investment in impaired loans, defined as nonaccrual loans, was $16.1 million and $5.5 million, respectively, and the related valuation allowance was $1.0 million and $372 thousand at December 31, 2008 and 2007.  This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets.  Additional interest income that would have been recorded had these impaired loans performed under the original contract terms was $910 thousand and $475 thousand for 2008 and 2007, respectively.  Interest income collected on these impaired loans totaled $44 thousand and $42 thousand for 2008 and 2007, respectively.  Average impaired loans for 2008 and 2007 were $7.8 million and $5.7 million, respectively.  There were no loans restructured during 2008.  As of December 31, 2008 and 2007, there were $2.5 million and $155 thousand in loans past due 90 or more days and still accruing interest, respectively.
In the normal course of business, the Company may originate loan products whose terms could give rise to additional credit risk.  Interest-only loans, loans with high loan-to-value ratios, construction loans with payments made from interest reserves and multiple loans supported by the same collateral (e.g. home equity loans) are examples of such products.  However, these products are not material to the Company’s financial position and are closely managed via credit controls that mitigate their additional inherent risk.  Management does not believe that these products create a concentration of credit risk in the Company’s loan portfolio.
As of December 31, 2008, approximately 96 percent of the Company’s loans were secured by real estate.  A

Annual Report Page 40

portion of the Company’s SBA loans are located outside the Company’s lending area.  Approximately 11 percent of the Company’s total loan portfolio consists of loans to various unrelated and unaffiliated borrowers in the Hotel/Motel industry.  Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.
As of December 31, 2008, residential mortgages provided $61.5 million in borrowing capacity at the Federal Home Loan Bank compared to $37.0 million at December 31, 2007.
In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2008
Loans to officers, directors or their associates at December 31, 2007	$16,326
New loans	2,940
Repayments	(598)
Director retirement	(592)
Loans to officers, directors or their associates at December 31, 2008	$18,076

6.          Allowance for Loan Losses & Unfunded Loan Commitments

The allowance for loan losses is based on estimates.  Ultimate losses may vary from current estimates.  These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.
An analysis of the change in the allowance for loan losses for the years 2008 and 2007 is as follows:

(In thousands)	2008	2007
Balance at beginning of year	$8,383	$7,624
Provision charged to expense	4,500	1,550
	12,883	9,174
Charge-offs	2,824	975
Recoveries	267	184
Net charge-offs	2,557	791
Balance at end of year	$10,326	$8,383

The Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the allowance are made through other expense and applied to the allowance which is maintained in other liabilities.  The commitment reserve was $105 thousand and $102 thousand at December 31, 2008 and December 31, 2007, respectively.

7.          Premises and Equipment

The detail of premises and equipment as of December 31, 2008 and 2007 is as follows:

(In thousands)	2008	2007
Land and buildings	$10,370	$9,658
Furniture, fixtures and equipment	6,233	5,192
Leasehold improvements	2,343	2,628
Gross premises and equipment	18,946	17,478
Less: Accumulated depreciation	(6,366)	(5,376)
Net premises and equipment	$12,580	$12,102

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.2 million in 2008 and $1.1 million in 2007.
The Company currently accounts for all of its leases as operating leases.  In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners. Under the lease for the facility, the partnership received aggregate rental payments of $553 thousand annually in 2007 and 2008.  The Company believes that these rent payments reflect market rents and that the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  The annual base rent under the lease is fixed until 2010.

8.       Other Assets

The detail of other assets as of December 31, 2008 and 2007 is as follows:

(In thousands)	2008	2007
Deferred tax asset	$5,656	$3,939
Other real estate owned	710	106
Prepaid expenses	488	586
Net receivable due from SBA	290	388
Other	600	820
Total other assets	$7,744	$5,839

Annual Report Page 41

9.          Deposits

The following schedule details the maturity distribution of time deposits:

(In thousands)	3 months or less	More than 3 through 6 months	More than 6 through 12 months	More than 12 months	Total
At December 31, 2008
$100,000 or more	$46,482	$19,679	$36,382	$38,288	$140,831
Less than $100,000	37,724	36,416	80,556	115,579	270,275
At December 31, 2007
$100,000 or more	$27,150	$25,956	$19,474	$15,435	$88,015
Less than $100,000	44,533	41,190	40,992	41,529	168,244

10.   Borrowed Funds and Subordinated Debentures

The following tables present the period-end and average balances of borrowed funds and subordinated debentures for the last two years with resultant rates, as well as expected maturities over the next five years:

	2008		2007
(In thousands)	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements :
At December 31,	$80,000	4.14%	$75,000	4.39%
Year-to-date average	$70,167	4.14%	$51,889	4.29%
Maximum outstanding	$90,000		$75,000

Repurchase agreements:
At December 31,	$25,000	3.37%	$10,000	2.91%
Year-to-date average	$22,582	3.33%	$10,795	3.01%
Maximum outstanding	$25,000		$20,000

Subordinated debentures:
At December 31,	$15,465	5.48%	$15,465	6.63%
Year-to-date average	$15,465	5.52%	$22,278	7.74%
Maximum outstanding	$15,465		$24,744

(In thousands)	2009	2010	2011	2012	2013	Thereafter
FHLB borrowings and repurchase agreements	$10,000	$10,000	$-	$-	$-	$60,000
Repurchase agreements	10,000	-	-	-	-	15,000
Subordinated debentures	-	-	-	-	-	15,465
Total	$20,000	$10,000	$-	$-	$-	$90,465

Annual Report Page 42

FHLB Borrowings
The FHLB borrowings at December 31, 2008 and 2007 consisted of four $10 million advances, three $10 million repurchase agreements and overnight line of credit advances.  The terms of these transactions are as follows:
•
The $10 million FHLB overnight line of credit advance issued on December 31, 2008, was at a rate of 0.44 percent and was repaid on January 2, 2009.The $5 million FHLB overnight line of credit advance issued on December 31, 2007, was at a rate of 3.61 percent and was repaid on January 2, 2008.

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

Repurchase Agreements
At December 31, 2008, the Company was a party in the following Repurchase Agreements:
•
A $10 million repurchase agreement that was entered into in March 2004, has a term of 5 years expiring on March 11, 2009, and a rate of 2.78 percent.  The borrowing may be called by the issuer if the three-month London Inter-bank overnight rate (“LIBOR”) is greater than or equal to 7 percent.

•
A $15 million repurchase agreement that was entered into in February 2008, has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing may be called by the issuer on the Repurchase Date of May 29, 2008 and quarterly thereafter.

Subordinated Debentures
At December 31, 2008, the Company was a party in the following subordinated debenture transactions:
•
On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036. The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate at December 31, 2008 was 3.09 percent and 6.47 percent at December 31, 2007.

•
On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036. The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate at December 31, 2008 was 3.83 percent and 6.77 percent at December 31, 2007.

•
In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions.

The Company has the ability to defer interest payments on the subordinated debentures for up to five years without being in default.
The capital securities in each of the above transactions have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital.  In accordance with Financial Accounting Interpretation No.46, Consolidation of Variable Interest Entities, as revised December 2003, the Company does not

Annual Report Page 43

consolidate the accounts and related activity of Unity (NJ) Statutory Trust II and Unity (NJ) Statutory Trust III.  The additional capital from each of these transactions was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank.

11.    Commitments and Contingencies

Facility Lease Obligations
The Company operates sixteen branches, nine branches under operating leases, including its headquarters, and seven branches are owned.  In addition, the Company has a lease on one other location, which is subleased to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor.  The leases’ contractual expiration range is generally between the years 2009 and 2013.  The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent from Sublet Locations	Net Rent Obligation
2009	$1,179	$87	$1,092
2010	494	73	421
2011	410	-	410
2012	356	-	356
2013	344	-	344
Thereafter	137	-	137

Rent expense totaled $1.2 million for 2008 and 2007, respectively.
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

Commitments to Borrowers
Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $111.9 million to its borrowers as of December 31, 2008, compared to $132.0 million at December 31, 2007.  At December 31, 2008, $31.2 million of these commitments expire after one year, compared to $31.4 million a year earlier.  At December 31, 2008, the Company had $4.5 million in standby letters of credit compared to $3.9 million in 2007.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded. In addition, approximately 12 percent at December 31, 2008 and 25 percent at December 31, 2007, of these commitments are for SBA loans, which may be sold in the secondary market.

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

Annual Report Page 44

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
At December 31, 2008 and 2007 the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

(Dollars in thousands)	2008	2007
Notional amount	$15,000	$10,000
Weighted average pay rate	4.05%	4.10%
Weighted average receive rate	3.22%	4.88%
Weighted average maturity in years	2.90	3.73
Unrealized loss relating to interest rate swaps	$(1,013)	$(23)

These agreements provided for the Company to receive payments at a variable rate determined by a specific index (three-month LIBOR) in exchange for making payments at a fixed rate.
The unrealized loss relating to interest rate swaps was recorded as a derivative liability.  Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.

13.    Shareholders’ Equity

Shareholders’ equity increased $20.5 million to $67.8 million at December 31, 2008 due to $1.9 million in net income, $20.6 million from the issuance of cumulative perpetual preferred stock to the U.S. Treasury, and $583 thousand from the issuance of common stock under employee benefit plans, partially offset by a $1.3 million net unrealized loss in the available for sale securities portfolio, a $614 thousand net unrealized loss on cash flow hedge derivatives, $78 thousand in dividends accrued on preferred stock, and $675 thousand of dividends declared during 2008.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense, related entries, employee option exercises and the tax benefit of options exercised.
During the third quarter of 2008, the Company revised its cash dividend payment policy.  The decision was made based upon the current economic environment to retain capital so that the holding company can remain a source of strength to the subsidiary bank.  Previously, the Company had paid a quarterly cash dividend at a rate set by the Board based upon a number of factors.  The Board has now established a targeted dividend payout ratio of 20 percent of the Company’s earnings, subject to adjustment based upon factors existing at the time of the dividend and the Company’s projected capital needs.  The Board now intends to pay a cash dividend once annually, in the next succeeding year.  The Company declared two dividends in 2008 totaling $0.10.
On October 21, 2002, the Company authorized the repurchase of up 10 percent of its outstanding common stock.  The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  During 2008, the Company did not repurchase any shares of its common stock.  As of December 31, 2008, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be purchased under the plan.  The Company has suspended its share repurchase program, as required by the U.S. Treasury’s Capital Purchase Plan.
On April 24, 2008, the Company announced a 5 percent stock distribution payable on June 27, 2008 to shareholders of record as of June 13, 2008, and accordingly, all share amounts have been restated to include the effect of the distribution.
On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (“EESA”), which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets.  One of the provisions resulting from the EESA Act is the Treasury’s Capital Purchase Program (“CPP”) which provides direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions.   This program is voluntary and requires an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends.  The U.S. Treasury may unilaterally amend the terms of this agreement.  The CPP provides for a minimum investment of 1 percent of risk-weighted assets, with a maximum investment of the lesser of 3 percent of risk-weighted assets or $25.0 billion.  The perpetual preferred stock has a dividend rate of 5 percent per year until the fifth anniversary of the Treasury investment and a dividend of 9 percent thereafter.  These dividends are payable quarterly to the U.S. Treasury.  The preferred stock is callable after three years at par value.  The preferred stock ranks senior to the institution’s common stock in the event of liquidation.  The CPP also requires the Treasury to receive warrants for common stock equal to 15 percent of the capital invested by the U. S. Treasury.   The Company received an investment in perpetual preferred stock of $20.6 million on December 5, 2008.   These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with APB Opinion No. 14,  Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.  The allocation of proceeds resulted in

Annual Report Page 45

a discount on the preferred stock that will be accreted over five years.  The Company issued 764,778 common stock warrants to the U.S. Treasury and $2.6 million of the proceeds were allocated to the warrants.  The warrants are accounted for as equity securities.  The warrants have a contractual life of ten years and have an exercise price of $4.05.

14.          Other Income

The other income components for the years ended December 31, 2008 and 2007 are as follows:

(In thousands)	2008	2007
Loan referral fees	$6	$233
ATM/Check card fees	243	224
Other	232	415
Total other income	$481	$872

15.    Other Expenses

The other expenses components for the years ended December 31, 2008 and 2007 are as follows:

(In thousands)	2008	2007
Travel, entertainment, training and recruiting	$603	$772
Insurance	359	359
Director fees	308	302
Stationery and supplies	230	319
Reserve for commitments	3	(25)
Other	152	329
Total other expenses	$1,655	$2,056

16.    Income Taxes

The components of the provision for income taxes are as follows:

(In thousands)	2008	2007
Federal – current provision	$2,004	$2,545
Federal – deferred benefit	(884)	(587)
Total Federal provision	1,120	1,958
State – current benefit	(126)	126
State – deferred benefit	(378)	(106)
Total State provision	(504)	20
Total provision for income taxes	$616	$1,978

A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2008	2007
Federal income taxes at statutory rate	$866	$2,279
(Decreases) increases resulting from:
Tax-exempt interest	(90)	(114)
Bank owned life insurance	(71)	(67)
Meals and entertainment	19	21
State income taxes, net of federal income tax effect	-	13
Other, net	(108)	(154)
Provision for income taxes	$616	$1,978
Effective tax rate	24.2%	29.5%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2008 and 2007 are as follows:

(In thousands)	2008	2007
Deferred tax assets:
Allowance for loan losses	$4,056	$3,240
Reserve for impaired securities	637	243
Lost interest on nonaccrual loans	508	289
Net unrealized cash flow hedge losses	385	9
Net unrealized security losses	370	291
Stock-based compensation	202	182
Deferred compensation	114	96
Deferred servicing fee income	87	64
Other	107	108
Total deferred tax assets	6,466	4,522
Deferred tax liabilities:
Deferred loan costs	517	351
Goodwill	124	84
Bond accretion	84	89
Depreciation	81	-
Other	4	59
Total deferred tax liabilities	810	583
Net deferred tax asset	$5,656	$3,939

Annual Report Page 46

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
Included as a component of shareholders’ equity is an income tax expense (benefit) related to unrealized losses on securities available for sale of $(1.7) million and $(476) thousand in 2008 and 2007, respectively.  In addition, there is $(628) thousand and $(14) thousand related to cash flow hedges at December 31, 2008 and 2007, respectively.
The Company adopted FASB Interpretation 48 as of January 1, 2007.  The adoption did not have a material impact on the Company’s financial position or results of operation.  The Company did not recognize or accrue any interest or penalties related to income tax during the years ended December 31, 2008 and 2007.  The Company does not have an accrual for uncertain tax positions as of December 31, 2008, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2005 and thereafter are subject to future examination by tax authorities.

17.          Net Income per Share

The following is a reconciliation of the calculation of basic and dilutive income per share.  All share amounts have been adjusted for the 5 percent stock distributions paid in 2008 and 2007.  When computing net income per share, net income is reduced by the dividends on the cumulative perpetual preferred stock issued to the U.S. Treasury and the accretion of the discount on the preferred stock.  The reconciliation between reported net income and net income per share is shown below.

(In thousands, except per share amounts)	2008	2007
Net income	$1,930	$4,725
Less: Preferred stock dividends and discount accretion	110	-
Income available to common shareholders	$1,820	$4,725
Weighted average common shares outstanding	7,097	7,245
Plus: Potential dilutive common stock	152	282
Diluted average common shares outstanding	7,249	7,527
Net Income per share -
Basic	$0.26	$0.65
Diluted	$0.25	$0.63

Stock options for 389 thousand and 137 thousand shares were not considered in computing diluted earnings per share for 2008 and 2007, respectively, because they were antidilutive.  In addition, the 764,778 common stock warrants which were issued to the U.S. Treasury as part of the Capital Purchase Program were antidilutive at December 31, 2008.

18.    Regulatory Capital

A significant measure of the strength of a financial institution is its capital base.  Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, subject to limitations, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital.  The parent company and its subsidiary bank are subject to various regulatory capital requirements administered by banking regulators.  Quantitative measures of capital adequacy include the leverage ratio (tier 1 capital as a percentage of tangible assets), tier 1 risk-based capital ratio (tier 1 capital as a percent of risk-weighted assets) and total risk-based capital ratio (total risk-based capital as a percent of total risk-weighted assets).
Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require the Company and the bank to maintain certain capital as a percentage of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets).  Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines.  At a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8 percent must be maintained.  In addition to the risk-based guidelines, regulators require that a bank, which meets the regulator’s highest performance and operation standards, maintain a minimum leverage ratio of 3 percent.  For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.

Annual Report Page 47

The Company’s capital amounts and ratios for each of the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Leverage ratio	$83,671	9.54%	≥ $ 35,071	4.00%	≥ $ 43,839	N/A
Tier I risk-based capital ratio	$83,671	12.02%	≥ $ 27,846	4.00%	≥ $ 41,769	N/A
Total risk-based capital ratio	$92,394	13.27%	≥ $ 55,692	8.00%	≥ $ 69,616	N/A
As of December 31, 2007
Leverage ratio	$61,157	8.25%	≥ $ 29,654	4.00%	≥ $ 37,067	N/A
Tier I risk-based capital ratio	$61,157	9.81%	≥ $ 24,947	4.00%	≥ $ 37,421	N/A
Total risk-based capital ratio	$68,962	11.06%	≥ $ 49,895	8.00%	≥ $ 62,369	N/A

The Bank’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Leverage ratio	$69,049	7.88%	≥ $ 35,043	4.00%	≥ $ 43,804	5.00%
Tier I risk-based capital ratio	$69,049	9.93%	≥ $ 27,806	4.00%	≥ $ 41,709	6.00%
Total risk-based capital ratio	$86,259	12.41%	≥ $ 55,612	8.00%	≥ $ 69,514	10.00%
As of December 31, 2007
Leverage ratio	$52,249	7.06%	≥ $ 29,617	4.00%	≥ $ 37,021	5.00%
Tier I risk-based capital ratio	$52,249	8.39%	≥ $ 24,919	4.00%	≥ $ 37,378	6.00%
Total risk-based capital ratio	$68,545	11.00%	≥ $ 49,837	8.00%	≥ $ 62,297	10.00%

19.    Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $195 thousand and $185 thousand to the Plan in 2008 and 2007, respectively.  The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the 401(k) plan.
The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  In addition, restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.
In the following paragraphs, all share amounts have been adjusted for the 5 percent stock distributions paid in 2008 and 2007.

Stock Option Plans
Grants under the Company’s incentive and nonqualified option plans, generally vest over 3 years and must be exercised within 10 years of the date of the grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2008, 1,520,529 shares have been reserved for issuance upon the exercise of options, 872,274 option grants are outstanding, 572,271 option grants have been exercised, forfeited or expired, leaving 75,984 shares available for grant.
The Company granted 149,263 and 108,978 options in 2008 and 2007, respectively.  The fair value of the options granted during each period was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007
Number of options granted	149,263	108,978
Weighted average exercise price	$5.07	$10.46
Weighted average fair value of options	$1.43	$3.06
Expected life (years)	4.03	5.15
Expected volatility	44.74%	33.34%
Risk-free interest rate	1.63%	4.41%
Dividend yield	2.55%	1.92%

Annual Report Page 48

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
Statement 123R requires that the fair value of equity awards be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options totaled $150 thousand and $112 thousand in 2008 and 2007, respectively.  The related income tax benefit was approximately $61 thousand and $46 thousand in 2008 and 2007, respectively.
Transactions under the Company’s stock option plans for the last two years are summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	804,971	$5.52	5.3	$6,304,483
Options granted	108,978	10.46
Options exercised	(135,285)	4.63
Options forfeited	(9,217)	11.93
Options expired	(3,393)	11.72
Outstanding at December 31, 2007	766,054	$6.28	5.2	$1,981,902
Options granted	149,263	5.07
Options exercised	(536)	5.04
Options forfeited	(10,236)	10.08
Options expired	(32,271)	8.48
Outstanding at December 31, 2008	872,274	$5.94	5.0	$252,815
Exercisable at December 31, 2008	652,267	$5.62	3.6	$245,615

As of December 31, 2008, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock incentive plans totaled approximately $329 thousand.  That cost is expected to be recognized over a weighted average period of 2.2 years.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.00 - 4.00	359,927	3.9	$3.20	287,927	$3.04
4.01 - 8.00	277,254	5.9	5.75	175,316	5.34
8.01 - 12.00	155,758	4.6	9.17	155,391	9.16
12.01 - 16.00	79,335	7.8	12.75	33,633	12.83
Total	872,274	5.0	$5.94	652,267	$5.62

Annual Report Page 49

The following table presents information about options exercised:

	2008	2007
Number of options exercised	536	135,285
Total intrinsic value of options exercised	$1,094	$834,950
Cash received from options exercised	2,703	625,736
Tax deduction realized from options exercised	438	169,574

Upon exercise, the Company issues shares from its authorized but unissued, common stock to satisfy the options.

Restricted Stock Awards
Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  The awards are recorded at fair market value and amortized into salary expense on a straight line basis over the vesting period.
Restricted stock awards granted during the past two years include:

Grant Year	Shares	Average Grant Date Fair Value
2008	22,600	$6.28
2007	19,549	$12.55

Compensation expense related to the restricted stock awards totaled $198 thousand in 2008 and $180 thousand in 2007.   As of December 31, 2008, there was approximately $345 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.2 years.
As of December 31, 2008, 121,551 shares of restricted stock were reserved for issuance, of which 74,998 shares are outstanding, 2,045 shares were issued and 44,508 shares are available for grant.
The following table summarizes nonvested restricted stock activity for the twelve months ended December 31, 2008:

	Shares	Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2007	44,614	$12.30
Granted	22,600	6.28
Vested	(13,900)	12.14
Forfeited	(2,890)	10.46
Nonvested restricted stock at December 31, 2008	50,424	$9.76

Annual Report Page 50

20.    Fair Value of Financial Instruments

Fair Value Measurement
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Company is required to provide the information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

Level 1 Inputs
•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•
Generally, this includes debt and equity securities and derivative contracts that are traded in an active exchange market (i.e. New York Stock Exchange), as well as certain U.S. Treasury, U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Inputs
•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•
Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (i.e., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or “market corroborated inputs.”

•	Generally, this includes U.S. Government and agency mortgage-backed securities, corporate debt securities, derivative contracts and loans held for sale.

Level 3 Inputs
•	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.
•
These assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Fair Value on a Recurring Basis
The following is a description of the valuation methodologies used for instruments measured at fair value:

Securities Available for Sale
The fair value of available for sale securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers.  If listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use unobservable inputs due to limited or no market activity of the instrument (Level 3).

SBA Servicing Rights
SBA servicing rights do not trade in an active, open market with readily observable prices.  The Company estimates the fair value of SBA servicing rights using discounted cash flow models incorporating numerous assumptions from the perspective of a market participant including market discount rates and prepayment speeds.  The fair value of SBA servicing rights as of December 31, 2008 was determined using a discount rate of 15 percent, constant prepayment rates of 15 to 18 CPR, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  Due to the nature of the valuation inputs, SBA servicing rights are classified as Level 3 assets.

Interest Rate Swap Agreements
Based on the complex nature of interest rate swap agreements, the markets these instruments trade in are not as efficient and are less liquid than that of Level 1 markets.  These markets do, however, have comparable, observable inputs in which an alternative pricing source values these assets or liabilities in order to arrive at a fair value.  The fair values of our interest swaps are measured based on the difference between the yield on the existing swaps and the yield on current swaps in the market (i.e. The Yield Book); consequently, they are classified as Level 2 instruments.

Annual Report Page 51

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

(In thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Securities available for sale	$38,915	$78,433	$-	$117,348
SBA servicing assets	-	-	1,503	1,503
Total	38,915	78,433	1,503	118,851

Financial Liabilities:
Interest rate swap agreements	-	1,013	-	1,013
Total	$-	$1,013	$-	$1,013

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

(In thousands)	Securities Available for Sale	SBA Servicing Assets
Beginning balance January 1, 2008	$2,711	$2,056
Total net gains (losses) included in:
Net income	-	-
Other comprehensive income	(851)	-
Purchases, sales, issuances and settlements, net	-	(553)
Transfers in and/or out of Level 3	(1,860)	-
Ending balance December 31, 2008	$-	$1,503

There were no gains and losses (realized and unrealized) included in earnings for assets and liabilities held at December 31, 2008.

Fair Value on a Nonrecurring Basis
Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the FAS 157 hierarchy as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the twelve months ended December 31, 2008.

(In thousands)	Level 1	Level 2	Level 3	Total	Total fair value loss during year ended December 31, 2008
Financial Assets:
SBA loans held for sale	$-	$22,733	$-	$22,733	$-
Impaired loans	-	-	10,326	10,326	643

SBA Loans Held for Sale
The fair value of SBA loans held for sale was determined using a market approach that includes significant other observable inputs (Level 2 Inputs).  The Level 2 fair values were estimated using quoted prices for similar assets in active markets.

Impaired Loans
The fair value of impaired collateral dependent loans is derived in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan.  Fair value is determined based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.
 The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  The valuation allowance for impaired loans at December 31, 2008 was $1.0 million.  During the twelve months ended December 31, 2008, the valuation allowance for impaired loans increased $643 thousand from $372 thousand at December 31, 2007.

Annual Report Page 52

Fair Value of Financial Instruments (SFAS 107 Disclosure)
SFAS 107, Disclosures About Fair Value of Financial Instruments (“SFAS 107”), requires the disclosure of the estimated fair value of financial instruments, including those financial instruments for which the Company did not elect the fair value option. The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.
The following methods and assumptions were used to estimate the fair value of other financial instruments for which it is practicable to estimate that value.

Cash and Federal Funds Sold
For these short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities
The fair value of securities is determined in the manner previously discussed above.

Loans
The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the credit, collateral and interest rate risk inherent in the loan, except for previously discussed impaired loans.

Federal Home Loan Bank Stock
Federal Home Loan Bank stock is carried at cost.

Deposit Liabilities
The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date.  The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

Borrowed Funds & Subordinated Debentures
The fair value of borrowings is estimated by discounting the projected future cash flows using current market rates.

Accrued Interest
The carrying amounts of accrued interest approximate fair value.

Standby Letters of Credit
At December 31, 2008, the Bank had standby letters of credit outstanding of $4.5 million, as compared to $3.9 million at December 31, 2007.  The fair value of these commitments is nominal.

The table below presents the estimated fair values of the Company’s financial instruments as of December 31, 2008 and 2007:

	2008		2007
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and Federal funds sold	$34,431	$34,431	$36,312	$36,312
Securities available for sale	117,348	117,348	64,855	64,855
Securities held to maturity	32,161	30,088	33,736	33,639
Loans, net of allowance for possible loan losses	675,620	696,966	581,749	581,502
Federal Home Loan Bank stock	4,857	4,857	4,395	4,395
SBA servicing assets	1,503	1,503	2,056	2,056
Accrued interest receivable	4,712	4,712	3,994	3,994
Financial liabilities:
Deposits	707,117	706,475	601,268	589,607
Borrowed funds and subordinated debentures	120,465	130,217	100,465	101,898
Accrued interest payable	805	805	635	635
Interest rate swap agreements	1,013	1,013	23	23

Annual Report Page 53

21.    Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

Balance Sheets	December 31,
(In thousands)	2008	2007
Assets:
Cash	$6,094	$433
Securities available for sale	94	216
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	68,810	53,366
Other assets	862	469
Total Assets	$84,360	$62,984
Liabilities & Shareholders’ Equity:
Other liabilities	$1,092	$259
Other borrowings	15,465	15,465
Shareholders’ Equity	67,803	47,260
Total Liabilities & Shareholders’ Equity	$84,360	$62,984

Statements of Income	December 31,
(In thousands)	2008	2007
Interest income	$764	$1,321
Interest expense	867	1,724
Net interest expense	(103)	(403)
Net security (losses) gains	(66)	22
Other expenses	40	39
Loss before income tax benefit and equity in undistributed income of subsidiary	$(209)	$(420)
Income tax benefit	(68)	(143)
Loss before equity in undistributed income of subsidiary	$(141)	$(277)
Equity in undistributed income of subsidiary	2,071	5,002
Net income	$1,930	$4,725

Statements of Cash Flows	December 31,
(In thousands)	2008	2007
Operating Activities:
Net income	$1,930	$4,725
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	(2,071)	(5,002)
Losses (gains) on sales of securities available for sale	66	(22)
Decrease in other assets	-	62
Increase (decrease) in other liabilities	98	(421)
Net cash provided by (used in) operating activities	23	(658)
Investing Activities:
Sales and maturities of securities available for sale	13	108
Purchases of securities available for sale	-	(59)
Dividend from Bank	725	1,000
Repayment of Capital Note to Bank	-	6,000
Net cash provided by investing activities	738	7,049
Financing Activities:
Redemption of subordinated debentures	-	(9,000)
Proceeds from issuance of preferred stock	18,032	-
Capital issued to Bank	(15,000)	-
Warrants issued to U.S. Treasury	2,617	-
Proceeds from issuance of common stock, net	260	1,119
Purchase of common stock, net	-	(3,927)
Cash dividends on common stock	(1,009)	(1,022)
Net cash provided by (used in) financing activities	4,900	(12,830)
Net increase (decrease) in cash and cash equivalents	5,661	(6,439)
Cash, beginning of year	433	6,872
Cash, end of year	$6,094	$433
Supplemental disclosures: Interest paid	$869	$1,690

Annual Report Page 54

22.    Other Comprehensive Income (Loss)

(In thousands)
Net unrealized gains (losses) on securities	Pretax	Tax	After-tax
Balance at December 31, 2006	$-	$-	$(824)
Unrealized holding gains on securities arising during the period	(8)	24	(32)
Less: Reclassification adjustment for losses included in net income	(571)	(191)	(380)
Net unrealized gains on securities arising during the period	563	215	348
Balance at December 31, 2007			$(476)
Unrealized holding losses on securities arising during the period	(3,248)	(720)	(2,528)
Less: Reclassification adjustment for losses included in net income	(1,918)	(642)	(1,276)
Net unrealized losses on securities arising during the period	(1,330)	(78)	(1,252)
Balance at December 31, 2008			$(1,728)

Net unrealized losses on cash flow hedges	Pretax	Tax	After-tax
Balance at December 31, 2006	$-	$-	-
Unrealized holding losses arising during the period	(23)	(9)	(14)
Balance at December 31, 2007			$(14)
Unrealized holding losses arising during the period	(991)	(377)	(614)
Balance at December 31, 2008			(628)

Two securities with a market value of $1.9 million were transferred from the available for sale category to held to maturity during the third quarter of 2008, consistent with the Company’s intent and ability to hold these securities until maturity.  Unrealized losses at the date of transfer amounted to $1.1 million and continue to be reported in accumulated other comprehensive income, with amortization over the estimated remaining life of the securities.

Annual Report Page 55

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2008 and 2007 is unaudited.However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

(In thousands, except per share data)
2008	March 31	June 30	September 30	December 31
Total interest income	$12,635	$12,267	$12,965	$12,898
Total interest expense	6,000	5,429	5,883	6,162
Net interest income	6,635	6,838	7,082	6,736
Provision for loan losses	450	650	2,100	1,300
Net interest income after provision for loan losses	6,185	6,188	4,982	5,436
Total noninterest income	1,455	1,028	(344)	555
Total noninterest expense	5,770	5,617	5,779	5,773
Net income before tax	1,870	1,599	(1,141)	218
Income tax provision	626	495	(139)	(366)
Net income	1,244	1,104	(1,002)	584
Basic income per common share	$0.18	$0.16	$(0.14)	$0.07
Diluted income per common share	$0.17	$0.15	$(0.14)	$0.07

(In thousands, except per share data)
2007	March 31	June 30	September 30	December 31
Total interest income	$11,702	$11,975	$12,566	$12,657
Total interest expense	5,683	5,888	6,593	6,310
Net interest income	6,019	6,087	5,973	6,347
Provision for loan losses	200	350	450	550
Net interest income after provision for loan losses	5,819	5,737	5,523	5,797
Total noninterest income	1,679	1,748	1,460	1,053
Total noninterest expense	5,417	5,267	5,501	5,928
Net income before tax	2,081	2,218	1,482	922
Income tax provision	630	676	430	242
Net income	1,451	1,542	1,052	680
Basic income per common share	$0.20	$0.21	$0.15	$0.10
Diluted income per common share	$0.19	$0.20	$0.14	$0.09

Annual Report Page 56

Selected Consolidated Financial Data
(In thousands)

At or for the years ended December 31,
	2008	2007	2006	2005	2004
Selected Results of Operations
Interest income	$50,765	$48,900	$43,177	$33,837	$26,166
Interest expense	23,474	24,474	19,432	11,603	7,008
Net interest income	27,291	24,426	23,745	22,234	19,158
Provision for loan losses	4,500	1,550	1,550	1,850	1,175
Noninterest income	2,694	5,940	7,638	8,190	7,629
Noninterest expense	22,939	22,113	21,045	18,676	17,230
Provision for income taxes	616	1,978	2,943	3,688	3,052
Net income	1,930	4,725	5,845	6,210	5,330
Per Share Data
Net income per common share (basic)	$0.26	$0.65	$0.81	$0.88	$0.76
Net income per common share (diluted)	0.25	0.63	0.77	0.83	0.71
Book value per common share	6.99	6.70	6.34	5.68	5.10
Market value per common share	3.90	8.10	13.34	12.10	10.53
Cash dividends declared on common shares	0.10	0.19	0.18	0.16	0.12
Selected Balance Sheet Data
Assets	$898,310	$752,196	$694,106	$614,172	$515,417
Loans	685,946	590,132	507,690	448,567	373,580
Allowance for loan losses	10,326	8,383	7,624	6,892	5,856
Securities	149,509	98,591	105,457	104,160	100,357
Deposits	707,117	601,268	566,465	521,860	433,898
Borrowed funds and subordinated debentures	120,465	100,465	79,744	49,279	44,279
Shareholders’ equity	67,803	47,260	46,228	40,929	35,868
Common shares outstanding	7,119	7,063	7,296	7,206	7,023
Performance Ratios
Return on average assets	0.23%	0.66%	0.90%	1.10%	1.10%
Return on average equity	3.72	10.11	13.56	16.29	16.32
Efficiency ratio	71.90	71.48	67.21	61.53	64.51
Net interest spread	3.13	3.07	3.33	3.74	3.77
Net interest margin	3.51	3.62	3.87	4.17	4.18
Asset Quality Ratios
Allowance for loan losses to loans	1.51%	1.42%	1.50%	1.54%	1.57%
Allowance for loan losses to nonperforming loans	64.06	153.49	85.58	158.04	143.14
Nonperforming loans to total loans	2.35	0.93	1.75	0.97	1.10
Nonperforming assets to total loans and OREO	2.45	0.94	1.80	1.01	1.19
Net charge-offs to average loans	0.40	0.14	0.17	0.20	0.19
Capital Ratios – Company
Leverage ratio	9.54%	8.25%	9.08%	8.27%	9.09%
Tier I risk-based capital ratio	12.02	9.81	10.80	9.98	11.14
Total risk-based capital ratio	13.27	11.06	13.60	11.23	12.39
Capital Ratios – Bank
Leverage ratio	7.88%	7.06%	7.20%	7.01%	7.53%
Tier I risk-based capital ratio	9.93	8.39	8.55	8.51	9.22
Total risk-based capital ratio	12.41	11.00	12.38	10.97	11.95

All share amounts have been adjusted for the 5% stock distributions paid on June 27, 2008, June 29, 2007, June 30, 2006, June 30, 2005, and June 30, 2004.

Annual Report Page 57