Form 10-K, Exhibit 13
period 2009-12-31
UNITY BANCORP INC /NJ/
filed 2010-03-18
CIK 920427

EXHIBIT 13

Management’s Discussion & Analysis of Financial Condition & Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period’s data for purposes of comparability with current period presentation without impacting earnings.

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

Results of Operations

Beginning in 2008 and continuing through 2009, there has been unprecedented financial, credit and capital market stress.  Factors such as lack of liquidity in the credit markets, financial institution failures, asset “fair market value” write-downs, and capital adequacy and credit quality concerns resulted in a lack of confidence by the markets in the financial industry.  Consumer sentiment remained low, consumer spending contracted, housing values declined, the stock market remained volatile, and unemployment remained at approximately 10 percent.
       Corporate layoffs, hiring freezes and bankruptcies persist and capital spending plans have been postponed.  Individual’s uncertainties regarding the labor market have re-prioritized spending habits and have curbed discretionary spending.  The majority of the financial sector continues to trade at a discount to book value due to credit concerns and negative publicity in the news media.  Secondary markets for many types of financial assets remain very restrictive.
The Company’s 2009 results were impacted by the magnitude of the recession and its subsequent impact on our customers and our loan and securities portfolios.  Items which materially impacted earnings for the year included:
•	A $3.5 million increase year over year in the provision for loan losses due to the inherent credit risk within the loan portfolio,
•	$2.6 million in other-than-temporary impairment charges (“OTTI”) on two bank pooled trust preferred securities due to the deterioration of the underlying collateral for the issues,
•	A $1.1 million increase in FDIC insurance premiums due to an increase in assessment rates and a $408 thousand special assessment, and
•	An $824 thousand decrease in gains on the sale of SBA loans.

Despite this challenging operating environment, the Company’s performance included the following accomplishments:
•	Controlled operating expenses, which remained flat when the increased FDIC insurance premiums and special assessment are excluded,
•	Continued market share expansion as total deposits increased 7.2 percent from one year ago, and
•	The Company remained well-capitalized.

For the year ended December 31, 2009, the Company reported a net loss attributable to common shareholders of $2.6 million compared to net income available to common shareholders of $1.8 million for 2008.  Performance ratios included:

	2009	2008
Net income (loss) per common share - Basic (1)	$(0.36)	$0.26
Net income (loss) per common share - Diluted (1)	$(0.36)	$0.25
Return (loss) on average assets	(0.12)%	0.24%
Return (loss) on average equity (2)	(5.29)%	3.83%
Efficiency ratio	75.49%	71.90%

(1) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
(2) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders’ equity (excluding preferred stock).

Net Interest Income

The primary source of income for the Company is net interest income, the difference between the interest earned on earning assets such as investments and loans, and the interest paid on deposits and borrowings.  Factors that impact the Company’s net interest income include the interest rate environment, the volume and mix of interest-earning assets and interest-bearing liabilities, and the competitive nature of the Company’s marketplace.
In 2008, the Federal Open Market Committee lowered interest rates 400 basis points in an attempt to stimulate economic activity.  By year-end 2008, the Fed Funds target

Annual Report Page 5

rate had fallen to 0.25 percent and the Prime rate to 3.25 percent.  During 2009, interest rates remained stable at this low level.  Consequently, the Company realized lower yields on earning assets and lower funding costs.
During 2009, tax-equivalent interest income decreased $1.4 million or 2.7 percent to $49.5 million.  This decrease was driven by the lower average yield on earning assets and a shift in the mix of earning assets:
•
Of the $1.4 million decrease in interest income on a tax-equivalent basis, a $5.5 million decrease is attributed to reduced yields on interest-earning assets, which was partially offset by a $4.2 million increase due to the increase in average interest-earning assets.

•
The average volume of interest-earning assets increased $85.7 million to $866.9 million in 2009 compared to $781.2 million in 2008. This was due primarily to a $61.9 million increase in average investment securities and a $22.6 million increase in average loans.

•	The mix of asset growth was concentrated in investment securities due to attractive pricing opportunities as the stressed economic environment tapered creditworthy lending opportunities.
•
The yield on interest-earning assets decreased 81 basis points to 5.71 percent in 2009 due to the lower overall interest rate environment compared to 2008.  Yields on all earning assets, particularly those with variable rates, fell due to these lower market rates.  For example, the yield on SBA 7(a) loans fell 219 basis points to 6.06 percent from 8.25 percent in 2008.

Total interest expense was $21.6 million in 2009, a decrease of $1.9 million or 8.1 percent compared to 2008.  This decrease was driven by the lower overall interest rate environment in 2009 combined with the shift in deposit mix from higher priced products:
•
Of the $1.9 million decrease in interest expense in 2009, $3.5 million was attributed to a decrease in the rates paid on interest-bearing liabilities, partially offset by a $1.6 million increase due to a higher volume of these liabilities.

•
Interest-bearing liabilities averaged $757.4 million in 2009, an increase of $65.9 million, or 9.5 percent, compared to 2008.  The increase in interest-bearing liabilities was a result of increases in all deposit categories and borrowed funds.

•
The average cost of interest-bearing liabilities decreased 55 basis points to 2.84 percent, primarily due to the repricing of deposits and borrowings in a lower interest rate environment.  The cost of interest-bearing deposits decreased 59 basis points to 2.66 percent in 2009 and the cost of borrowed funds and subordinated debentures decreased 30 basis points to 3.88 percent.

•	The lower cost of funding was also attributed to a shift in the mix of deposits from higher cost time deposits to lower cost savings deposits.

Tax-equivalent net interest income amounted to $28.0 million in 2009, an increase of $503 thousand, or 1.8 percent, compared to 2008. Net interest margin decreased 29 basis points to 3.22 percent for 2009, compared to 3.51 percent in 2008.  The net interest spread was 2.87 percent, a 26 basis point decrease from 3.13 percent in 2008.
The table on pages 8 and 9 reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread (which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities), and (5) net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Annual Report Page 6

This page left intentionally blank.

Annual Report Page 7

Consolidated Average Balance Sheets

(Dollar amounts in thousands - interest amounts and interest rates/yields on a fully tax-equivalent basis.)
For the years ended December 31,

	2009			2008
	Average		Rate/	Average		Rate/
	Balance	Interest	Yield	Balance	Interest	Yield
ASSETS

Interest-earning assets:
Federal funds sold and interest-bearing deposits	$27,163	$117	0.43%	$26,686	$471	1.76%
Federal Home Loan Bank stock	5,061	277	5.47	4,353	240	5.51
Securities:
Available for sale	135,537	6,189	4.57	74,243	3,761	5.07
Held to maturity	32,292	1,593	4.93	31,710	1,654	5.22
Total securities (A)	167,829	7,782	4.64	105,953	5,415	5.11
Loans, net of unearned discount:
SBA	103,031	6,246	6.06	101,430	8,370	8.25
SBA 504	73,517	4,821	6.56	74,617	5,572	7.47
Commercial	301,340	19,881	6.60	308,751	21,424	6.94
Residential mortgage	126,474	7,252	5.73	100,110	5,971	5.96
Consumer	62,481	3,160	5.06	59,291	3,462	5.84
Total loans (A),(B)	666,843	41,360	6.20	644,199	44,799	6.95
Total interest-earning assets	$866,896	$49,536	5.71%	$781,191	$50,925	6.52%
Noninterest-earning assets:
Cash and due from banks	18,948			17,529
Allowance for loan losses	(11,721)			(9,179)
Other assets	33,913			31,667
Total noninterest-earning assets	41,140			40,017
Total Assets	$908,036			$821,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$89,500	$1,063	1.19%	$84,336	$1,468	1.74%
Savings deposits	214,274	3,574	1.67	168,784	3,644	2.16
Time deposits	341,233	12,523	3.67	330,174	13,836	4.19
Total interest-bearing deposits	645,007	17,160	2.66	583,294	18,948	3.25
Borrowed funds and subordinated debentures	112,403	4,422	3.88	108,214	4,526	4.18
Total interest-bearing liabilities	$757,410	$21,582	2.84%	$691,508	$23,474	3.39%
Noninterest-bearing liabilities:
Demand deposits	79,252			78,282
Other liabilities	4,313			2,531
Total noninterest-bearing liabilities	83,565			80,813
Shareholders’ equity	67,061			48,887
Total Liabilities and Shareholders’ Equity	$908,036			$821,208
Net interest spread		$27,954	2.87%		$27,451	3.13%
Tax-equivalent basis adjustment		(126)			(160)
Net interest income		$27,828			$27,291
Net interest margin			3.22%			3.51%

(A) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state tax rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

Annual Report Page 8

2007			2006			2005
Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield

$22,290	$1,068	4.79%	$21,606	$1,042	4.82%	$17,160	$572	3.33%
3,336	258	7.73	2,340	139	5.94	1,513	76	5.02

65,853	3,253	4.94	64,134	2,964	4.62	72,695	3,076	4.23
37,724	1,986	5.26	41,156	2,069	5.03	31,139	1,477	4.74
103,577	5,239	5.06	105,290	5,033	4.78	103,834	4,553	4.38

84,185	9,039	10.74	84,113	8,615	10.24	74,369	6,558	8.82
66,393	5,345	8.05	54,462	4,514	8.29	40,655	3,010	7.40
275,448	20,393	7.40	240,311	17,400	7.24	189,384	13,154	6.95
68,443	3,995	5.84	59,933	3,305	5.51	62,103	3,318	5.34
54,789	3,722	6.79	47,652	3,208	6.73	45,707	2,648	5.79
549,258	42,494	7.74	486,471	37,042	7.61	412,218	28,688	6.96
$678,461	$49,059	7.23%	$615,707	$43,256	7.02%	$534,725	$33,889	6.34%

13,467			12,439			12,661
(8,184)			(7,493)			(6,398)
29,304			29,302			24,399
34,587			34,248			30,662
$713,048			$649,955			$565,387

$85,750	$1,928	2.25%	$117,730	$2,648	2.25%	$150,420	$2,605	1.73%
204,214	8,064	3.95	183,815	6,948	3.78	130,911	3,164	2.42
213,407	10,206	4.78	169,572	7,101	4.19	118,174	3,820	3.23
503,371	20,198	4.01	471,117	16,697	3.54	399,505	9,589	2.40
84,962	4,276	5.03	55,756	2,735	4.91	46,604	2,014	4.32
$588,333	$24,474	4.16%	$526,873	$19,432	3.69%	$446,109	$11,603	2.60%

75,581			77,747			78,519
2,416			2,218			2,634
77,997			79,965			81,153
46,718			43,117			38,125
$713,048			$649,955			$565,387
	$24,585	3.07%		$23,824	3.33%		$22,286	3.74%
	(159)			(79)			(52)
	$24,426			$23,745			$22,234
		3.62%			3.87%			4.17%

Annual Report Page 9

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

	2009 versus 2008			2008 versus 2007
Year ended December 31,	Increase (Decrease) Due to change in			Increase (Decrease) Due to change in
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Federal funds sold and interest-bearing deposits	$8	$(362)	$(354)	$179	$(776)	$(597)
Federal Home Loan Bank stock	39	(2)	37	67	(85)	(18)
Investment securities	2,862	(495)	2,367	104	72	176
Net loans	1,242	(4,681)	(3,439)	6,818	(4,513)	2,305
Total interest income	$4,151	$(5,540)	$(1,389)	$7,168	$(5,302)	$1,866
Interest Expense:
Interest-bearing demand deposits	$85	$(490)	$(405)	$(31)	$(429)	$(460)
Savings deposits	861	(931)	(70)	(1,224)	(3,196)	(4,420)
Time deposits	451	(1,764)	(1,313)	5,016	(1,386)	3,630
Total deposits	$1,397	$(3,185)	$(1,788)	$3,761	$(5,011)	$(1,250)
Borrowed funds and subordinated debentures	192	(296)	(104)	1,048	(798)	250
Total interest expense	$1,589	$(3,481)	$(1,892)	$4,809	$(5,809)	$(1,000)
Net interest income – fully tax-equivalent	$2,562	$(2,059)	$503	$2,359	$507	$2,866
Decrease (increase) in tax-equivalent adjustment			34			(1)
Net interest income			$537			$2,865

Provision for Loan Losses
The provision for loan losses totaled $8.0 million for 2009, an increase of $3.5 million compared to $4.5 million for 2008.  The increase is directly related to the increase in nonperforming loans and net charge-offs experienced as a result of the continued weakness in the economy both nationally and in our trade area. Additional information may be found under the caption, “Financial Condition-Asset Quality.”
Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio. Additional information may be found under the caption, “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.” The current provision is considered appropriate under management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income
Historically, Unity has had a strong source of noninterest income in the form of gains on the sale of the guaranteed portion of its SBA loans.  Under the SBA 7(a) program, the SBA guarantees up to 90 percent of the principal of a qualifying loan. In the past, the Company would sell the guaranteed portion of the loan into the secondary market and retain the unguaranteed portion.  However, beginning in 2008, pricing in the secondary market for SBA loans began to deteriorate in response to the credit crisis.  Consequently, Unity has held a significant portion of its current production of SBA loans in its portfolio. This decision has resulted in lower levels of noninterest income in 2009 that will likely continue in the foreseeable future. In addition, other-than-temporary impairment (“OTTI”) charges have significantly reduced noninterest income during 2009.
Noninterest income was $2.1 million for 2009, a $554 thousand, or 20.6 percent decrease compared to $2.7 million for 2008.  The following table shows the components of noninterest income for 2009 and 2008:

(In thousands)	2009	2008
Service charges on deposit accounts	$1,418	$1,393
Service and loan fee income	1,214	1,271
Gain on sale of SBA loans held for sale, net	393	1,217
Gain on sale of mortgage loans	217	40
Bank owned life insurance	222	210
Other-than-temporary impairment charges on securities	(2,611)	(1,540)
Net security gains (losses)	855	(378)
Other income	432	481
Total noninterest income	$2,140	$2,694

Changes in our noninterest income reflect:
•	Service charges on deposit accounts increased 1.8 percent. During this period, increased analysis fees on commercial accounts were partially offset by lower levels of overdraft fees.

Annual Report Page 10

•	Service and loan fee income decreased 4.5 percent as a result of lower loan origination volume and SBA servicing income, offset in part by higher prepayment fees.
•
Net gains on SBA loan sales decreased $824 thousand or 67.7 percent compared to 2008 as a result of a significantly lower volume of loans sold.  SBA loan sales totaled $5.2 million for the twelve months ended December 31, 2009, compared to $24.8 million for 2008.  As a result of the significantly reduced premiums and the absence of liquidity in the secondary market for SBA loans due to the credit crisis, the Company closed all SBA production offices outside of its New Jersey, Pennsylvania and New York footprint late in the third quarter of 2008. Consequently, management believes that net gains on SBA loan sales will remain at lower levels or continue to decline for the foreseeable future.

•	Gains on the sale of mortgage loans increased $177 thousand due to a higher volume of loans sold. Sales of mortgage loans totaled $17.7 million and $2.6 million for 2009 and 2008, respectively.
•
In December 2004, the Company purchased $5.0 million of bank owned life insurance (“BOLI”) to offset the rising costs of employee benefits.  In 2009, the increase in the cash surrender value of the BOLI was $222 thousand compared to $210 thousand the prior year.

•
During 2009, the Company recognized $2.6 million in OTTI charges on two bank pooled trust preferred securities due to deterioration in the value of the underlying collateral.  These two securities, which had a cost basis of $3.0 million, had been previously written down $306 thousand in December of 2008.  In addition during 2008, OTTI charges of approximately $1.2 million were taken on three callable FHLMC perpetual preferred securities due to the decline in market value of these securities and the eventual placement of FHLMC in conservatorship in September 2008.

•
The Company realized net security gains of $855 thousand on the sale of securities in 2009 compared to a net loss of $378 thousand on sales in 2008.  In 2009, the Company sold approximately $31.5 million in book value of mortgage related products as well as the remaining portion of callable Freddie Mac perpetual preferred securities on its books.  In 2008, the Company sold approximately $2.1 million in book value of callable Freddie Mac perpetual preferred securities, resulting in a pre-tax loss of $469 thousand.  This loss was partially offset by other sales during the year which yielded a gain of $91 thousand.

•	Other income totaled $432 thousand and $481 thousand in 2009 and 2008, respectively. The decline was due primarily to reduced annuity commission income.

Noninterest Expense
In response to the challenging economic environment which began in 2008 and continued throughout 2009, the Company took several steps to reduce its operating expenses.  The primary cost reduction mechanism was the significant reduction in staffing related to closing our SBA loan production offices outside of our primary trade areas in the fourth quarter of 2008.  The effect of this reduction in head-count can be seen in the 6.2 percent decrease in compensation and benefits expense year over year.  Unfortunately, this and other cost cutting strategies were offset by the large increase in FDIC insurance premiums during the year, as well as a special assessment designed to recapitalize the Deposit Insurance Fund.
Total noninterest expense was $23.9 million for 2009, an increase of $1.0 million or 4.4 percent over 2008. The following table presents a breakdown of noninterest expense for the years ended December 31, 2009 and 2008:

(In thousands)	2009	2008
Compensation and benefits	$11,243	$11,985
Occupancy	2,552	2,773
Processing and communications	2,077	2,251
Furniture and equipment	1,829	1,675
Professional services	1,042	898
Loan collection costs	1,023	662
Deposit insurance	1,707	589
Advertising	530	451
Other expenses	1,944	1,655
Total noninterest expense	$23,947	$22,939

Changes in noninterest expense reflect:
•
Compensation and benefits expense, the largest component of noninterest expense, decreased $742 thousand or 6.2 percent year over year, for the reason noted above. This reduction in payroll expense was partially offset by increased retail commissions.   At December 31, 2009 and 2008 there were 165 and 169 full-time equivalent employees, respectively.

•	Occupancy expense declined $221 thousand or 8.0 percent this past year due primarily to the renegotiation of the lease on our corporate headquarters.
•
Processing and communications expenses decreased $174 thousand or 7.7 percent.  This was the result of renegotiated communications and ATM processing contracts, bringing items processing in-house and reduced capital expenditures, partially offset by increased volume driven and service module data processing expenses.

•	Furniture and equipment expense increased $154 thousand or 9.2 percent due to depreciation expense on new equipment and software as well as increased software and network maintenance costs.
•	Professional service fees increased $144 thousand or 16.0 percent in 2009 in response to higher legal and audit costs.

Annual Report Page 11

•	Loan collection costs increased $361 thousand or 54.5 percent as the Company addressed the collection of a higher volume of delinquent loans.
•	Deposit insurance expense increased $1.1 million in 2009 due to higher premium rates and a $408 thousand special assessment as the FDIC recapitalizes the Deposit Insurance Fund.
•	Advertising expense increased $79 thousand or 17.5 percent in 2009 in support of the Company’s sales initiative.
•	Other expenses increased $289 thousand or 17.5 percent compared to the prior year. This increase was due primarily to other real estate owned (“OREO”) expenses.

Income Tax Expense
For 2009, the Company reported an income tax benefit of $898 thousand for a 45.4 percent effective tax rate compared to income tax expense of $616 thousand or a 24.2 percent effective tax rate in 2008.  The benefit in 2009 was due to a net loss.  The Company anticipates a lower effective tax rate in 2010.

Financial Condition

Total assets increased $32.0 million, or 3.6 percent, to $930.4 million at December 31, 2009, compared to $898.3 million at December 31, 2008. This increase was due to a $39.2 million increase in cash and cash equivalents and a $19.5 million increase in total securities funded by a $51.1 million increase in total deposits.  Total loans and total borrowed funds decreased $28.9 million and $20.0 million, respectively.  Total shareholders’ equity remained flat from the prior year.
Average total assets for 2009 were $908.0 million, an $86.8 million increase from the prior year’s $821.2 million average balance. The increase in average assets was due primarily to growth in the securities portfolio funded by increased deposits.

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
AFS securities are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings. AFS securities consist primarily of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, trust preferred securities and equity securities.
HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The portfolio is comprised of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities and trust preferred securities.
AFS securities totaled $140.8 million at December 31, 2009, an increase of $23.4 million or 20.0 percent, compared to $117.3 million at December 31, 2008.  This net increase was the result of the following:
•	$104.8 million in purchases, which consisted of $89.6 million of mortgage-backed securities and collateralized mortgage obligations (“CMOs”) and $15.2 million of U.S. Government sponsored entities.
•	$50.3 million in principal payments, maturities and called bonds,
•	$31.5 million in sales net of gains, which consisted primarily of mortgage-backed securities and CMOs, and
•
$965 thousand of appreciation in the market value of the portfolio.  At December 31, 2009, the portfolio had a net unrealized loss of $8 thousand compared to a net unrealized loss of $974 thousand at the end of the prior year. These unrealized losses are reflected net of tax in shareholders’ equity as other comprehensive loss.

The average balance of securities available for sale amounted to $135.5 million in 2009 compared to $74.2 million in 2008. The average yield earned on the available for sale portfolio decreased 50 basis points, to 4.57 percent in 2009 from 5.07 percent in 2008. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 2.5 years at December 31, 2009, compared to 2.1 years in 2008.
At December 31, 2009, the Company’s available for sale portfolio included one bank trust preferred security with a book value of $976 thousand and a market value of $390 thousand. The Company monitors the credit worthiness of the issuer of this security quarterly. At December 31, 2009, the Company had not taken any OTTI adjustments on this security. Management will continue to monitor the performance of the security and the underlying institution for impairment. Changes in the credit worthiness of the underlying issuer may result in OTTI charges and realized losses in the future.
HTM securities were $28.3 million at December 31, 2009, a decrease of $3.9 million or 12.2 percent, from year-end 2008.  This net decrease was the result of:
•	$4.0 million in purchases,
•	$6.4 million in principal payments, maturities and called bonds, and
•	A $1.5 million decrease related to other-than-temporary impairment charges on two pooled trust preferred securities.

As of December 31, 2009 and 2008, the market value of held to maturity securities was $28.4 million and $30.1

Annual Report Page 12

million, respectively. The average balance of securities held to maturity amounted to $32.3 million in 2009 compared to $31.7 million in 2008. The average yield earned on held to maturity securities decreased 29 basis points, from 5.22 percent in 2008 to 4.93 percent in 2009. The weighted average repricing of held to maturity securities, adjusted for prepayments, amounted to 2.7 years and 3.7 years at December 31, 2009 and December 31, 2008, respectively.
During 2009, the Company recognized $2.6 million of credit related other-than-temporary impairment losses on two held to maturity securities due to the deterioration in the underlying collateral. These two securities were transferred from the AFS portfolio to the HTM portfolio during 2008 at fair market value with the adjustment being posted to other comprehensive income in shareholders’ equity.  Consequently, the $2.6 million OTTI charge resulted in a $1.5 million net decrease to HTM securities and a $1.1 million increase to other comprehensive income in shareholders’ equity. These two pooled trust preferred securities, which had a cost basis of $3.0 million, had been previously written down $306 thousand in December of 2008.  The remaining book value of the trust preferred securities was approximately $50 thousand at December 31, 2009.
Securities with a carrying value of $71.4 million and $69.9 million at December 31, 2009 and 2008, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.
Approximately 82 percent of the total investment portfolio had a fixed rate of interest at December 31, 2009.

Loan Portfolio
The loan portfolio, which represents the Company’s largest asset group, is a significant source of both interest and fee income. The portfolio consists of SBA, SBA 504, commercial, residential mortgage and consumer loans. Different segments of the loan portfolio are subject to differing levels of credit and interest rate risk.
Total loans decreased $28.9 million or 4.2 percent to $657.0 million at December 31, 2009, compared to $685.9 million at year-end 2008. The declines occurred in all loan types, are a direct result of the economic downturn and low consumer and business confidence levels, and reflect the impact of loan sales and reduced loan demand.  Creditworthy borrowers are cutting back on capital expenditures or postponing their purchases in hopes that the economy will improve.  In general, banks are lending less because consumers and businesses are demanding less credit.
Average loans increased $22.6 million or 3.5 percent from $644.2 million in 2008, to $666.8 million in 2009.  The increase in average loans was due to growth in the SBA, residential mortgage and consumer portfolios, partially offset by decreases in the SBA 504 and commercial portfolios.  The largest increase was in the residential mortgage portfolio, totaling $26.4 million.  The yield on the overall loan portfolio fell 75 basis points to 6.20 percent in 2009 compared to 6.95 percent in 2008. This decrease was the result of variable rate, prime-based loan products such as SBA loans and home equity lines of credit repricing lower as rates remained low in 2009.  The prime rate has remained at 3.25 percent since December 2008.
SBA loans, on which the SBA provides guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company than its other loan products.  The Company’s SBA loans were historically sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.  During the third and fourth quarters of 2008, as a result of the significantly reduced premiums on sale and the ongoing credit crisis, the Company closed all SBA production offices outside of its New Jersey, Pennsylvania and New York primary trade area.  Consequently, the volume of new SBA loans and gains on SBA loans declined in 2009.
SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $21.4 million at December 31, 2009, a decrease of $775 thousand from $22.2 million at December 31, 2008.  SBA 7(a) loans held to maturity amounted to $77.8 million at December 31, 2009, a decrease of $5.3 million from $83.1 million at December 31, 2008. The yield on SBA loans, which are generally floating and adjust quarterly to the Prime rate, was 6.06 percent for 2009, compared to 8.25 percent for the prior year due to the continued low interest rate environment.
At December 31, 2009, SBA 504 loans totaled $70.7 million, a decrease of $6.1 million from $76.8 million at December 31, 2008. The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property. Generally, the Company has a 50 percent loan to value ratio on SBA 504 program loans.  The yield on SBA 504 loans dropped 91 basis points to 6.56 percent for 2009 compared to 7.47 percent for 2008.
Commercial loans are generally made in the Company’s market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $293.7 million at December 31, 2009, a decrease of $14.4 million from year-end 2008. This decrease can be attributed to principal paydowns on these loans with minimal new loan volume.  The yield on commercial loans was 6.60 percent for 2009, compared to 6.94 percent for the prior year.
Residential mortgage loans consist of loans secured by 1 to 4 family residential properties. These loans amounted to $133.1 million at December 31, 2009, flat from year-end 2008. New loan volume during the year was offset by the sale of mortgage loans totaling $17.7 million.  The yield on residential mortgages was 5.73 percent for the twelve-months ended December 31, 2009, compared to 5.96 percent for the same period in 2008.
Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $60.3 million at December 31, 2009, a decrease of $2.3 million from December 31, 2008.  The yield on consumer loans was 5.06 percent for 2009, compared to 5.84 percent for the prior year.

Annual Report Page 13

The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses for the past five years at December 31:

	2009		2008		2007		2006		2005
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	$21,406	3.3%	$22,181	3.2%	$24,640	4.2%	$12,273	2.4%	$14,001	3.1%
SBA held to maturity	77,844	11.8	83,127	12.1	68,875	11.7	66,802	13.2	64,660	14.4
SBA 504	70,683	10.8	76,802	11.2	72,145	12.2	58,067	11.4	48,639	10.9
Commercial	293,739	44.6	308,165	44.9	293,641	49.7	254,128	50.1	211,942	47.2
Residential mortgage	133,059	20.3	133,110	19.5	73,697	12.5	63,493	12.5	62,039	13.8
Consumer	60,285	9.2	62,561	9.1	57,134	9.7	52,927	10.4	47,286	10.6
Total loans	$657,016	100.0	$685,946	100.0	$590,132	100.0	$507,690	100.0	$448,567	100.0

As of December 31, 2009, approximately 12 percent of the Company’s total loan portfolio consists of loans to various unrelated and unaffiliated borrowers in the Hotel/Motel industry.  Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.  There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio. There are no foreign loans in the portfolio.  As a preferred SBA lender, a portion of the SBA portfolio is to borrowers outside the Company’s lending area.
The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2009:

(In thousands)	Within 1 Year	1-5 Years	After 5 Years	Total
SBA	$75,810	$16,009	$7,431	$99,250
SBA 504	9,069	53,289	8,325	70,683
Commercial	123,830	143,165	26,744	293,739
Residential mortgage	39,016	52,919	41,124	133,059
Consumer	39,127	13,547	7,611	60,285
Total	$286,852	$278,929	$91,235	$657,016
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$166,446
Floating or adjustable interest rates				203,718
Total				$370,164

Asset Quality
Inherent in the lending function is credit risk, which is the possibility a borrower may not perform in accordance with the contractual terms of their loan.  A borrower’s inability to pay their obligations according to the contractual terms can create the risk of past due loans and, ultimately, credit losses, especially on collateral deficient loans.  The Company minimizes its credit risk by loan diversification and adhering to strict credit administration policies and procedures.  Due diligence on loans begins when we initiate contact regarding a loan with a borrower.  Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors, are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to on-going internal reviews for credit quality, as well as independent credit reviews by an outside firm.
          The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors. The current state of the economy and the downturn in the real estate market have resulted in increased loan delinquencies and defaults.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrower’s financial statements and tax returns.
          Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal, until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans.  Loans past due 90 days or more generally represent loans that are well collateralized and in a continuing process that are expected to result in repayment or restoration to current status.

Annual Report Page 14

The following table sets forth information concerning nonperforming loans and nonperforming assets at December 31 for the past five years:

(In thousands)	2009	2008	2007	2006	2005
Nonperforming by category:
SBA (1)	$6,559	$4,228	$2,110	$5,212	$1,391
SBA 504	5,575	4,600	-	-	757
Commercial	7,397	5,247	1,630	3,172	493
Residential mortgage	5,578	1,808	1,192	322	1,510
Consumer	387	237	529	203	210
Total nonperforming loans	25,496	$16,120	$5,461	$8,909	$4,361
OREO	1,530	710	106	211	178
Total nonperforming assets	$27,026	$16,830	$5,567	$9,120	$4,539
Past due 90 days or more and still accruing interest:
SBA	$592	$332	$114	$-	$-
SBA 504	-	-	-	-	-
Commercial	469	146	41	-	-
Residential mortgage	1,196	2,058	-	78	-
Consumer	29	-	-	-	-
Total	$2,286	$2,536	$155	$78	$-
Nonperforming loans to total loans	3.88%	2.35%	0.93%	1.75%	0.97%
Nonperforming assets to total loans and OREO	4.10	2.45	0.94	1.80	1.01
Nonperforming assets to total assets	2.90	1.87	0.74	1.31	0.74
(1) SBA loans guaranteed	$1,931	$1,983	$714	$2,953	$758

The current state of the economy largely impacts the Company’s level of delinquent and nonperforming loans.  The recession that began in 2008 continues to put a strain on the Company’s borrowers and their ability to pay their loan obligations.  Unemployment rates are at the highest level in 25 years and businesses are reluctant to hire.  Unemployment and flat wages have caused consumer spending and demand for goods to decline, impacting the profitability of small businesses.  Consequently, the Company’s nonperforming loans increased over the past two years.
Nonperforming loans were $25.5 million at December 31, 2009, a $9.4 million increase from $16.1 million at year-end 2008.  Nonperforming loans increased in all loan categories, with the biggest increase of $3.8 million in the residential mortgage portfolio. Included in nonperforming loans at December 31, 2009, are approximately $1.9 million of loans guaranteed by the SBA, compared to $2.0 million at December 31, 2008.  In addition, there were $2.3 million and $2.5 million in loans past due 90 days or more and still accruing interest at December 31, 2009 and December 31, 2008, respectively.
Other real estate owned (“OREO”) properties totaled $1.5 million at December 31, 2009, an increase of $820 thousand from $710 thousand at year-end 2008.  The Company took title to two commercial properties totaling $1.3 million during the third quarter of 2009, as well as one SBA property and one residential property totaling $253 thousand.  All OREO properties held by the Company as of December 31, 2008 were sold during 2009.
Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubt as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $1.6 million at December 31, 2009, a decrease of $1.2 million from $2.7 million at December 31, 2008.
Troubled debt restructurings (“TDRs”) occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, such as a below market interest rate, extending the maturity of a loan, or a combination of both.  At December 31, 2009, there were four loans totaling $6.6 million that were classified as TDRs by the Company and are deemed impaired.  These loans are not included in the nonperforming or potential problem loan figures listed above, as they continue to perform under their modified terms.  In addition, the Company modified loans during the course of the year that were not considered TDRs.  These loan modifications were predominantly done in the Company’s higher risk SBA portfolio.  Modifications were made to SBA and commercial loans totaling $26.6 million and to residential mortgages totaling $2.7 million.  The types of modifications include changing from a fixed rate of interest to a floating market rate, extending the term of the loan, or allowing interest only payments for a specified period of time.  The majority of loans modified during the year are performing according to their new terms.

Annual Report Page 15

Allowance for Loan Losses and Unfunded Loan Commitments
Management reviews the level of the allowance for loan losses on a quarterly basis.  The standardized methodology used to assess the adequacy of the allowance includes the allocation of specific and general reserves.  Specific reserves are made to significant individual impaired loans, which have been defined to include all nonaccrual loans and troubled debt restructurings.  The general reserve is set based upon a representative average historical net charge-off rate adjusted for certain environmental factors such as: delinquency and impairment trends, charge-off and recovery trends, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.
Beginning in the third quarter of 2009, when calculating the five-year historical net charge-off rate, the Company weights the past three years more heavily due to the higher amount of charge-offs experienced during those years.  All of the environmental factors are ranked and assigned a basis points value based on the following scale: low, low moderate, moderate, high moderate, and high risk.  The factors are evaluated separately for each type of loan.  For example, commercial loans are broken down further into commercial and industrial loans, commercial mortgages, construction loans, etc.  Each type of loan is risk weighted for each environmental factor based on its individual characteristics.
According to the Company’s policy, a loss (“charge-off”) is to be recognized and charged to the reserve for loan losses as soon as a loan is recognized as uncollectable.  All credits which are 90 days past due must be analyzed for their ability to collect. Once a loss is known to exist, the loss approval process is immediately expedited.
During 2009, the Company significantly increased its loan loss provision in response to the inherent credit risk within its loan portfolio and changes to some of the environmental factors noted above.  The inherent credit risk was evidenced by the increase in delinquent and nonperforming loans during the year, as the downturn in the economy impacted borrowers’ abilities to pay and factors, such as a weakened housing market, eroded the value of underlying collateral.  In addition, net charge-offs increased during the year as the Company proactively addressed these issues.
The allowance for loan losses totaled $13.8 million and $10.3 million at December 31, 2009 and December 31, 2008, respectively, with a resulting allowance to total loan ratios of 2.11 percent and 1.51 percent, respectively.  Net charge-offs amounted to $4.5 million in 2009, compared to $2.6 million in 2008.  The increase in net charge-offs was primarily related to the SBA 7(a) and commercial loan portfolios, most of which are secured by real estate.  Net charge-offs to average loan ratios are shown in the table below for each major loan category.  In 2009, the highest net charge-off ratio can be seen in the Company’s higher risk SBA portfolio.

Annual Report Page 16

The following is a summary of the allowance for loan losses for the past five years:

(In thousands)	2009	2008	2007	2006	2005
Balance, beginning of year	$10,326	$8,383	$7,624	$6,892	$5,856
Provision charged to expense	8,000	4,500	1,550	1,550	1,850
Charge-offs:
SBA	1,874	1,246	770	573	301
SBA 504	812	1,000	-	-	18
Commercial	1,845	408	155	298	282
Residential mortgage	216	25	-	-	49
Consumer	27	145	50	62	523
Total charge-offs	4,774	2,824	975	933	1,173
Recoveries:
SBA	123	177	147	20	204
SBA 504	27	-	-	-	-
Commercial	134	39	18	75	84
Residential mortgage	-	-	-	-	-
Consumer	6	51	19	20	71
Total recoveries	290	267	184	115	359
Total net charge-offs	$4,484	$2,557	$791	$818	$814
Balance, end of year	$13,842	$10,326	$8,383	$7,624	$6,892
Selected loan quality ratios:
Net charge-offs to average loans:
SBA	1.70%	1.05%	0.74%	0.66%	0.13%
SBA 504	1.07	1.34	0.00	0.00	0.04
Commercial	0.57	0.12	0.05	0.09	0.10
Residential mortgage	0.17	0.02	0.00	0.00	0.08
Consumer	0.03	0.16	0.06	0.09	0.99
Total loans	0.67	0.40	0.14	0.17	0.20
Allowance to total loans	2.11	1.51	1.42	1.50	1.54
Allowance to nonperforming loans	54.29	64.06	153.49	85.58	158.04

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

	2009		2008		2007		2006		2005
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Balance applicable to:
SBA	$3,320	15.1%	$2,603	15.3%	$2,188	15.9%	$2,066	15.6%	$1,712	17.5%
SBA 504	1,906	10.8	1,083	11.2	907	12.2	802	11.4	661	10.9
Commercial	6,228	44.6	4,486	44.9	4,208	49.7	4,063	50.1	3,756	47.2
Residential mortgage	1,712	20.3	1,494	19.5	570	12.5	305	12.5	444	13.8
Consumer	676	9.2	660	9.1	510	9.7	388	10.4	319	10.6
Total	$13,842	100.0	$10,326	100.0	$8,383	100.0	$7,624	100.0	$6,892	100.0

In addition to the allowance for loan losses, the Company maintains an allowance for unfunded loan commitments.  Commitments to extend credit represent arrangements to lend funds or provide liquidity subject to specified contractual conditions.  At December 31, 2009, a $76 thousand commitment reserve was reported on the balance sheet as an “other liability” compared to $105 thousand at December 31, 2008.  Management determines this amount using estimates of future loan funding and losses related to those credit exposures.

Annual Report Page 17

Deposits
Deposits, which include noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits and time deposits, are the primary source of the Company’s funds.  The Company offers a variety of products designed to attract and retain customers, with primary focus on building and expanding relationships.  For 2009, the Company experienced continued growth in deposits.  This growth was achieved through an emphasis on customer service, competitive rate structures and selective marketing through the Company’s branch network.  The Company continues to focus on establishing a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.
The following are period-end deposit balances for each of the last three years:

At December 31,	2009		2008		2007
(In thousands)	Amount	%	Amount	%	Amount	%
Ending balance:
Noninterest-bearing demand deposits	$80,100	10.6%	$74,090	10.5%	$70,600	11.7%
Interest-bearing demand deposits	100,046	13.2	87,046	12.3	78,019	13.0
Savings deposits	286,334	37.7	134,875	19.1	196,390	32.7
Time deposits	291,759	38.5	411,106	58.1	256,259	42.6
Total deposits	$758,239	100.0	$707,117	100.0	$601,268	100.0

Total deposits increased $51.1 million to $758.2 million at December 31, 2009 from $707.1 million at December 31, 2008. The increase in deposits was the result of a $151.5 million increase in savings deposits, $13.0 million increase in interest-bearing demand deposits and a $6.0 million increase in demand deposits, partially offset by a $119.3 million decline in time deposits. The increase in savings deposits and decline in time deposits was due to the migration of deposits into a new savings product offered in 2009.  In addition, the Company’s new sales initiatives and efforts by branch personnel and administration to bring in deposit relationships resulted in increased noninterest-bearing demand deposits during the year.
The mix of deposits shifted during 2009 as the concentration of noninterest-bearing and interest-bearing demand deposits and time deposits fell and the concentration of savings deposits increased. The average cost of interest-bearing deposits in 2009 was 2.66 percent compared to 3.25 percent for 2008.  The decrease in the cost of deposits is attributed to the lower interest rate environment and the favorable shift from higher cost time deposits to savings deposits.
The following are average deposits for each of the last three years:

	2009		2008		2007
(In thousands)	Amount	%	Amount	%	Amount	%
Average balance:
Noninterest-bearing demand deposits	$79,252	10.9%	$78,282	11.8%	$75,581	13.1%
Interest-bearing demand deposits	89,500	12.4	84,336	12.7	85,750	14.8
Savings deposits	214,274	29.6	168,784	25.5	204,214	35.3
Time deposits	341,233	47.1	330,174	50.0	213,407	36.8
Total deposits	$724,259	100.0	$661,576	100.0	$578,952	100.0

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
As of December 31, 2009, borrowed funds totaled $100.5 million, a decrease of $20.0 million from the prior year-end. This decrease was due to there being no balances outstanding under the FHLB overnight line of credit as of December 31, 2009 and the maturity of a $10.0 million repurchase agreement in March 2009.
As of December 31, 2009 and 2008, the Company was a party to the following transactions:

(In thousands)	2009	2008
FHLB borrowings:
Overnight line of credit	$-	$10,000
Fixed rate advances	40,000	40,000
Repurchase agreements	30,000	30,000
Other repurchase agreements	15,000	25,000
Subordinated debentures	15,465	15,465

Annual Report Page 18

At December 31, 2009, the Company had $102.5 million of additional credit available at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.
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
Repricing of mortgage-related securities are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate.  Callable agency securities are shown based upon their option-adjusted spread modified duration date (“OAS”), rather than the next call date or maturity date.  The OAS date considers the coupon on the security, the time to the next call date, the maturity date, market volatility and current rate levels.  Fixed rate loans are allocated based on expected amortization.
The following table sets forth the gap ratio at December 31, 2009.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six months	Six months through one year	More than one year through three years	More than three years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets
Cash & due from banks	$-	$-	$-	$-	$-	$23,517	$23,517
Federal funds sold and interest-bearing deposits	50,118	-	-	-	-	-	50,118
Federal Home Loan Bank stock	-	-	-	-	-	4,677	4,677
Securities	34,124	26,771	53,830	27,744	20,416	6,137	169,022
Loans	232,360	54,492	183,367	95,562	50,646	40,589	657,016
Other assets	-	-	-	-	-	26,007	26,007
Total Assets	$316,602	$81,263	$237,197	$123,306	$71,062	$100,927	$930,357
Liabilities and Shareholders’ Equity
Noninterest-bearing demand deposits	$-	$-	$-	$-	$-	$80,100	$80,100
Savings and interest-bearing demand deposits	166,574	815	98,726	72,105	48,160	-	386,380
Time deposits	118,402	63,885	82,407	26,278	728	59	291,759
Borrowed funds and subordinated debentures	15,000	10,000	-	-	75,000	465	100,465
Other liabilities	-	-	-	-	-	3,788	3,788
Shareholders’ equity	-	-	-	-	-	67,865	67,865
Total Liabilities and Shareholders’ Equity	$299,976	$74,700	$181,133	$98,383	$123,888	$152,277	$930,357
Interest Rate Swap	$15,000	$-	$(15,000)	$-	$-	$-	$-
Gap	$31,626	$6,563	$41,064	$24,923	$(52,826)	$(51,350)	$-
Cumulative Gap	$31,626	$38,189	$79,253	$104,176	$51,350	$-	$-
Cumulative Gap to Total Assets%	3.4%	4.1%	7.8%	11.2%	5.5%	-	-

Annual Report Page 19

At December 31, 2009, there was a six-month asset-sensitive gap of $31.6 million and a one-year asset-sensitive gap of $38.2 million, as compared to liability-sensitive gaps of $2.6 million and $45.8 million at December 31, 2008.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.
Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by ALCO to correct the imbalance. Simulations are typically created over a 12 to 24 month time horizon. At December 31, 2009, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would increase by approximately $107 thousand, or 0.3 percent. A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $441 thousand or 1.4 percent. These variances in net interest income are within the Board-approved guidelines of +/- 5 percent.
Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Like the simulation model, results falling outside prescribed ranges require action by ALCO.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 11.99 percent in a rising rate environment and a decline of 11.86 percent in a falling rate environment.  The variance in the EVPE at December 31, 2009 is within Board-approved guidelines of +/- 35 percent.

Financial Derivatives
In order to manage interest rate risk, the Company may enter into financial derivative contracts such as interest rate swaps.  At December 31, 2009 and 2008 the Company was a party to interest rate swap agreements used to hedge variable rate debt as follows:

(In thousands, except percentages and years)	2009	2008
Notional amount	$15,000	$15,000
Weighted average pay rate	4.05%	4.05%
Weighted average receive rate (three-month LIBOR)	0.90%	3.22%
Weighted average maturity in years	1.90	2.90
Unrealized loss relating to interest rate swaps	$(777)	$(1,013)

For additional information, see Note 12 to the Company’s Consolidated Financial Statements.

Operating, Investing and Financing
The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2009, the balance of cash and cash equivalents was $73.6 million, an increase of $39.2 million from December 31, 2008.
Net cash provided by operating activities totaled $4.4 million for the years ended December 31, 2009 and December 31, 2008. The primary sources of funds were adjustments to net income (loss), such as the provision for loan losses, depreciation expenses, proceeds from SBA loans held for sale and mortgage loans held for sale, offset by originations of SBA and mortgage loans held for sale and a net loss from operations.
Net cash provided by investing activities amounted to $4.7 million in 2009, compared to net cash used in investing activities of $152.1 million in 2008.  The cash provided by investing activities was primarily a result of sales, maturities and paydowns on securities, partially offset by purchases of securities.
Net cash provided by financing activities amounted to $30.2 million for 2009, compared to $145.7 million in 2008. The cash provided by financing activities was primarily due to growth in the Company’s deposit base, partially offset by a decrease in the Company’s borrowings and dividends paid on preferred stock.

Liquidity

The Company’s liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Parent Company
Generally, the Parent Company’s cash is used for the payment of operating expenses and cash dividends on the preferred stock issued to the U.S. Treasury.  The principal sources of funds for the Parent Company are dividends paid by the Bank. The Parent Company only pays expenses that are specifically for the benefit of the Parent Company. Other than its investment in the Bank, Unity Statutory Trust II and Unity Statutory Trust III, the Parent Company does not actively engage in other transactions or business.  The majority of expenses paid by the Parent Company are related to Unity Statutory Trust II and Unity Statutory Trust III.
At December 31, 2009, the Parent Company had $5.1 million in cash and $90 thousand in marketable securities, valued at fair market value compared to $6.1 million in cash and $94 thousand in marketable securities at December 31, 2008.  The decrease in cash at the Parent Company was primarily due to the payment of cash dividends on preferred stock.

Consolidated Bank
The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of loan and investment principal, sales and maturities of investment

Annual Report Page 20

securities and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.
Total FHLB borrowings amounted to $70.0 million and third party repurchase agreements totaled $15.0 million as of December 31, 2009.  At December 31, 2009, $102.5 million was available for additional borrowings from the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.  An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $140.7 million and $21.4 million, respectively, at December 31, 2009.
As of December 31, 2009, deposits included $29.2 million of Government deposits, as compared to $18.7 million at year-end 2008. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $25.9 million of deposits from six municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.
 The Company was committed to advance approximately $76.2 million to its borrowers as of December 31, 2009, compared to $111.9 million at December 31, 2008.  At December 31, 2009, $32.7 million of these commitments expire after one year, compared to $31.2 million a year earlier.  At December 31, 2009, the Company had $6.4 million in standby letters of credit compared to $4.5 million in 2008.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded. In addition, approximately 5 percent at December 31, 2009 and 12 percent at December 31, 2008, of these commitments are for SBA loans, which may be sold in the secondary market.

Off-Balance Sheet Arrangements and Contractual Obligations
The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2009. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby letters of credit	$6,402	$-	$-	$-	$6,402

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2009. Further discussion of these commitments is included in Notes 10 and 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Borrowed funds and subordinated debentures	$10,000	$-	$-	$90,465	$100,465
Operating lease obligations	983	1,935	1,276	17	4,211
Purchase obligations	941	1,967	-	-	2,908
Total	$11,924	$3,902	$1,276	$90,482	$107,584

Borrowed funds and subordinated debentures include fixed term borrowings from the Federal Home Loan Bank, repurchase agreements and subordinated debentures. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.
Operating leases represent obligations, net of any sublease agreements, entered into by the Company for the use of land, premises and equipment. The leases generally have escalation terms based upon certain defined indexes.
Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consist primarily of contractual obligations under data processing service agreements.

Capital
A significant measure of the strength of a financial institution is its capital base.  Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and other qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as tier 1 capital.  Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-weighted assets).  A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-weighted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-weighted assets of 8 percent.
In addition, banks are required to meet a leverage capital requirement, which measures tier 1 capital against average assets. Banks which are highly rated and not experiencing significant growth are required to maintain a leverage ratio of 3 percent while all other banks are expected to maintain a leverage ratio 100 to 200 basis points higher.

Annual Report Page 21

The following table summarizes the Company’s and the Bank’s risk-based and leveraged capital ratios at December 31, 2009 and 2008, as well as the minimum regulatory capital ratios required to be deemed “well-capitalized.”

Company	2009	2008	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	8.83%	9.54%	4.00%	N/A
Tier 1 risk-based capital ratio	11.75	12.02	4.00	N/A
Total risk-based capital ratio	13.01	13.27	8.00	N/A

Bank	2009	2008	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	7.38%	7.88%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.82	9.93	4.00	6.00
Total risk-based capital ratio	12.30	12.41	8.00	10.00

At December 31, 2009, shareholders’ equity was $67.9 million, an increase of $62 thousand from year-end 2008.  The slight increase in shareholders’ equity was a result of $1.7 million in net unrealized gains on the available for sale securities portfolio, $162 thousand in net unrealized gains on cash flow hedge derivatives, and $275 thousand from the issuance of common stock under employee benefit plans, partially offset by a $1.1 million net loss and $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.
The ratio of total equity to assets at December 31, 2009 and 2008 was 7.29 percent and 7.55 percent, respectively.
On December 5, 2008, the Company completed a transaction with the U.S. Treasury under the Capital Purchase Program (“CPP”) through which the Treasury purchased $20.6 million in preferred stock from the Company.  As part of the CPP, the Company’s future ability to pay cash dividends is limited for so long as the Treasury holds the preferred stock. Consequently the Company may not increase its quarterly cash dividend above $.05 per share, the quarterly rate in effect at the time the CPP program was announced, without the prior approval of the Treasury. No dividends were paid in 2009 due to the Company’s net loss.  The Company declared two dividends in 2008 totaling $0.10.
The Company pays quarterly dividends to the U.S. Treasury on the preferred stock which it holds.  During 2009, the Company accrued $1.0 million in dividends payable and $469 thousand in the accretion of the discount on the preferred stock.  The accrued preferred stock dividends and discount accretion are presented in the Consolidated Statements of Operations and Consolidated Statements of Changes in Shareholders’ Equity.  Amounts accrued and unpaid are included on the Consolidated Balance Sheets as “Accrued expenses and other liabilities.”  Cash dividends paid to the U.S. Treasury totaled $975 thousand during 2009 and appear on the Consolidated Statements of Cash Flows.
Pursuant to the requirements of the Treasury’s CPP, the Company has suspended its stock repurchase program.  The Company’s share repurchase program, which was approved on October 21, 2002, authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2009 the Company had repurchased a total of 556 thousand shares of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.

Forward-Looking Statements
This report contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions by management.
Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to those listed under Item 1A - “Risk Factors” in the Company’s Annual Report on Form 10-K; the overall economy and the interest rate environment; the ability of customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in tax, accounting or regulatory practices and requirements; and technological changes.  Although management has taken certain steps to mitigate the negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on future profitability.

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company’s

Annual Report Page 22

Audited Consolidated Financial Statements for the year ended December 31, 2009, contains a summary of the Company’s significant accounting policies. Management believes the Company’s policies with respect to the methodology for the determination of the allowance for loan losses, income taxes, servicing assets, cash flow hedges and other-than-temporary impairment on securities involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

Allowance for Loan Losses
The provision for loan losses is based upon management’s evaluation of the adequacy of the allowance for loan losses, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which the full ability to collect may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions.  Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change.  Various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination.  Furthermore, the majority of the Company’s loans are secured by real estate.  Accordingly, the ability to collect a substantial portion of the carrying value of the Company’s loan portfolio is susceptible to changes in local real estate market conditions and may be adversely affected should real estate values continue to decline.  Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company’s control.

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
Interest and penalties associated with unrecognized tax benefits would be recognized in income tax expense on the income statement.
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

Derivative Instruments and Hedging Activities
The Company uses derivative instruments, such as interest rate swaps, to manage interest rate risk.  The Company recognizes all derivative instruments at fair value as either assets or liabilities in other assets or other liabilities.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.  For derivatives not designated as an accounting hedge, the gain or loss is recognized in trading noninterest income.  As of September 30, 2009, all of the Company’s derivative instruments qualified as hedging instruments.
For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net

Annual Report Page 23

investment in a foreign operation.  The Company does not have any fair value hedges or hedges of foreign operations.
The Company formally documents the relationship between the hedging instruments and the hedged item, as well as the risk management objective and strategy before undertaking a hedge.  To qualify for hedge accounting, the derivatives and hedged items must be designated as a hedge.  For hedging relationships in which effectiveness is measured, the Company formally assesses, both at inception and on an ongoing basis, if the derivatives are highly effective in offsetting changes in fair values or cash flows of the hedged item.  If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued.
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
The Company will discontinue hedge accounting when it is determined that the derivative is no longer qualifying as an effective hedge; the derivative expires or is sold, terminated or exercised; or the derivative is de-designated as a fair value or cash flow hedge or it is no longer probable that the forecasted transaction will occur by the end of the originally specified time period.  If the Company determines that the derivative no longer qualifies as a cash flow or fair value hedge and therefore hedge accounting is discontinued, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings.
For additional information on derivative instruments, see Note 12 to the Consolidated Financial Statements.

Other-Than-Temporary Impairment
The Company has a process in place to identify debt securities that could potentially have a credit impairment that is other-than-temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value.
Management assesses their intent to sell or whether it is more likely than not that they will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired with no intent to sell and no requirement to sell prior to recovery of its amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.
The present value of expected future cash flows is determined using the best estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best estimate cash flows vary depending on the type of security. The asset-backed securities cash flow estimates are based on bond specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The corporate bond cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or the disposition of assets using bond specific facts and circumstances including timing, security interests and loss severity.
For additional information on other-than-temporary impairment, see Note 4 to the Consolidated Financial Statements.

Annual Report Page 24

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Pursuant to temporary rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 has not been attested to by McGladrey & Pullen, LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009, as stated in their report which is included herein.

James A. Hughes
President and Chief Executive Officer

Alan J. Bedner
Executive Vice President and Chief Financial Officer

Annual Report Page 25

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Unity Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assessment about the effectiveness of Unity Bancorp, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2009 included in the accompanying “Management’s Report on Internal Control Over Financial Reporting” and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP
Blue Bell, Pennsylvania
March 18, 2010

Annual Report Page 26

Consolidated Balance Sheets
(In thousands)

For the years ended December 31,
	2009	2008
ASSETS
Cash and due from banks	$23,517	$18,902
Federal funds sold and interest-bearing deposits	50,118	15,529
Cash and cash equivalents	73,635	34,431
Securities:
Available for sale	140,770	117,348
Held to maturity (fair value of $28,406 and $30,088 in 2009 and 2008, respectively)	28,252	32,161
Total securities	169,022	149,509
Loans:
SBA held for sale	21,406	22,181
SBA held to maturity	77,844	83,127
SBA 504	70,683	76,802
Commercial	293,739	308,165
Residential mortgage	133,059	133,110
Consumer	60,285	62,561
Total loans	657,016	685,946
Less: Allowance for loan losses	13,842	10,326
Net loans	643,174	675,620
Premises and equipment, net	11,773	12,580
Deferred tax assets	7,308	5,656
Bank owned life insurance	6,002	5,780
Prepaid FDIC insurance	4,739	-
Federal Home Loan Bank stock	4,677	4,857
Accrued interest receivable	4,225	4,712
Goodwill and other intangibles	1,559	1,574
SBA servicing assets	897	1,503
Other assets	3,346	2,088
Total Assets	$930,357	$898,310
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$80,100	$74,090
Interest-bearing demand deposits	100,046	87,046
Savings deposits	286,334	134,875
Time deposits, under $100,000	183,377	270,275
Time deposits, $100,000 and over	108,382	140,831
Total deposits	758,239	707,117
Borrowed funds	85,000	105,000
Subordinated debentures	15,465	15,465
Accrued interest payable	710	805
Accrued expenses and other liabilities	3,078	2,120
Total Liabilities	862,492	830,507
Commitments and contingencies (Note 11)	-	-
Shareholders’ equity:
Cumulative perpetual preferred stock, Series B, $1 liquidation preference per share, 500 shares authorized, 21 shares issued and outstanding in 2009 and 2008	18,533	18,064
Common stock, no par value, 12,500 shares authorized, 7,569 shares issued and 7,144 outstanding in 2009; 7,544 shares issued and 7,119 outstanding in 2008	55,454	55,179
Retained earnings (deficit)	(1,492)	1,085
Treasury stock at cost (425 shares in 2009 and 2008)	(4,169)	(4,169)
Accumulated other comprehensive loss	(461)	(2,356)
Total Shareholders’ Equity	67,865	67,803
Total Liabilities and Shareholders’ Equity	$930,357	$898,310

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 27

Consolidated Statements of Operations
(In thousands, except per share amounts)

For the years ended December 31,
	2009	2008
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$117	$471
Federal Home Loan Bank stock	277	240
Securities:
Available for sale	6,136	3,673
Held to maturity	1,520	1,582
Total securities	7,656	5,255
Loans:
SBA	6,246	8,370
SBA 504	4,821	5,572
Commercial	19,881	21,424
Residential mortgage	7,252	5,971
Consumer	3,160	3,462
Total loans	41,360	44,799
Total interest income	49,410	50,765
INTEREST EXPENSE
Interest-bearing demand deposits	1,063	1,468
Savings deposits	3,574	3,644
Time deposits	12,523	13,836
Borrowed funds and subordinated debentures	4,422	4,526
Total interest expense	21,582	23,474
Net interest income	27,828	27,291
Provision for loan losses	8,000	4,500
Net interest income after provision for loan losses	19,828	22,791
NONINTEREST INCOME
Service charges on deposit accounts	1,418	1,393
Service and loan fee income	1,214	1,271
Gain on sale of SBA loans held for sale, net	393	1,217
Gain on sale of mortgage loans	217	40
Bank owned life insurance	222	210
Other-than-temporary impairment charges	(2,611)	(1,540)
Net security gains (losses)	855	(378)
Other income	432	481
Total noninterest income	2,140	2,694
NONINTEREST EXPENSE
Compensation and benefits	11,243	11,985
Occupancy	2,552	2,773
Processing and communications	2,077	2,251
Furniture and equipment	1,829	1,675
Professional services	1,042	898
Loan collection costs	1,023	662
Deposit insurance	1,707	589
Advertising	530	451
Other expenses	1,944	1,655
Total noninterest expense	23,947	22,939
Income (loss) before provision (benefit) for income taxes	(1,979)	2,546
Provision (benefit) for income taxes	(898)	616
Net income (loss)	(1,081)	1,930
Preferred stock dividends and discount accretion	1,496	110
Income available (loss attributable) to common shareholders	$(2,577)	$1,820
Net income (loss) per common share - Basic	$(0.36)	$0.26
Net income (loss) per common share - Diluted	(0.36)	0.25
Weighted average common shares outstanding - Basic	7,121	7,097
Weighted average common shares outstanding - Diluted	7,121	7,267

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 28

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands)

	Preferred	Common Stock		Retained	Treasury	Accumulated Other Comprehensive	Total Shareholders'
	Stock	Shares	Amount	Earnings	Stock	Loss	Equity
Balance, December 31, 2007	$-	7,063	$49,447	$2,472	$(4,169)	$(490)	$47,260
Comprehensive income:
Net income				1,930			1,930
Net unrealized losses on securities						(1,252)	(1,252)
Net unrealized losses on cash flow hedge derivatives						(614)	(614)
Total comprehensive income							64
Cumulative perpetual preferred stock issued to U.S. Treasury	18,032		2,617				20,649
Accretion of discount on preferred stock	32			(32)			-
Dividends on preferred stock (5% annually)				(78)			(78)
Dividends on common stock ($0.10 per share)				(672)			(672)
5% stock dividend, including cash-in-lieu of fractional shares			2,532	(2,535)			(3)
Common stock issued and related tax effects		56	583				583
Balance, December 31, 2008	$18,064	7,119	$55,179	$1,085	$(4,169)	$(2,356)	$67,803
Comprehensive income:
Net loss				(1,081)			(1,081)
Net unrealized gains on securities						1,733	1,733
Net unrealized gains on cash flow hedge derivatives						162	162
Total comprehensive income							814
Accretion of discount on preferred stock	469			(469)			-
Dividends on preferred stock (5% annually)				(1,027)			(1,027)
Common stock issued and related tax effects		25	275				275
Balance, December 31, 2009	$18,533	7,144	$55,454	$(1,492)	$(4,169)	$(461)	$67,865

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 29

Consolidated Statements of Cash Flows
(In thousands)

For the years ended December 31,
	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$(1,081)	$1,930
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	8,000	4,500
Net amortization of purchase premiums and discounts on securities	535	76
Depreciation and amortization	1,418	597
Deferred income tax benefit	(2,084)	(1,262)
Other-than-temporary impairment charges on securities	2,611	1,540
Net security (gains) losses	(855)	378
Stock compensation expense	310	348
Gain on sale of SBA loans held for sale, net	(393)	(1,217)
Gain on sale of mortgage loans	(217)	(40)
Origination of mortgage loans held for sale	(17,711)	(2,612)
Origination of SBA loans held for sale	(6,446)	(28,164)
Proceeds from the sale of mortgage loans held for sale, net	17,928	2,652
Proceeds from the sale of SBA loans held for sale, net	5,626	26,050
Loss on the sale of premises and equipment	6	23
Net change in other assets and liabilities	(3,276)	(351)
Net cash provided by operating activities	4,371	4,448
INVESTING ACTIVITIES:
Purchases of securities held to maturity	(4,036)	(6,762)
Purchases of securities available for sale	(104,779)	(80,744)
Purchases of Federal Home Loan Bank stock, at cost	(8,469)	(1,857)
Maturities and principal payments on securities held to maturity	6,362	9,871
Maturities and principal payments on securities available for sale	50,318	18,955
Proceeds from sale of securities available for sale	32,403	4,422
Proceeds from redemption of Federal Home Loan Bank stock	8,649	1,395
Proceeds from the sale of other real estate owned	2,415	520
Net decrease (increase) in loans	22,290	(96,362)
Proceeds from the sale of premises and equipment	20	268
Purchases of premises and equipment	(496)	(1,759)
Net cash provided by (used in) investing activities	4,677	(152,053)
FINANCING ACTIVITIES:
Net increase in deposits	51,122	105,849
Proceeds from new borrowings	22,000	51,000
Repayments of borrowings	(42,000)	(31,000)
Sale of perpetual preferred stock to U.S. Treasury	-	18,032
Warrants issued to U.S. Treasury	-	2,617
Proceeds from issuance of common stock	9	235
Cash dividends paid on preferred stock	(975)	-
Cash dividends paid on common stock	-	(1,009)
Net cash provided by financing activities	30,156	145,724
Increase (decrease) in cash and cash equivalents	39,204	(1,881)
Cash and cash equivalents at beginning of year	34,431	36,312
Cash and cash equivalents at end of year	$73,635	$34,431
SUPPLEMENTAL DISCLOSURES:
Cash
Interest paid	$21,677	$23,304
Income taxes paid	1,056	1,530
Noncash investing activities:
Transfer of AFS SBA loans to HTM SBA loans	1,988	5,790
Transfer of AFS securities to HTM securities	-	1,860
Transfer of loans to other real estate owned	3,242	1,124
Accrued dividends on common stock	-	675

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 30

Notes to Consolidated Financial Statements

1.    Summary of Significant Accounting Policies
Overview
The accompanying Consolidated Financial Statements include the accounts of Unity Bancorp, Inc. (the “Parent Company”) and its wholly-owned subsidiary, Unity Bank (the “Bank” or when consolidated with the Parent Company, the “Company”).  All significant intercompany balances and transactions have been eliminated in consolidation.
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
The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements included in this Annual Report on Form 10-K were issued.

Accounting Standards Codification
The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009.  At that date, the ASC became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles (“GAAP”) applicable to all public and nonpublic, nongovernmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax and servicing assets, the carrying value of loans held for sale and other real estate owned, the determination of other-than-temporary impairment for securities and the fair value disclosures of financial instruments.  Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the prior year to conform to the current year presentation, with no impact on current earnings.

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
Securities are classified as held to maturity based on management’s intent and ability to hold them to maturity.  Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts using the level yield method.
Transfers between the available for sale and held to maturity portfolios are accounted for at fair value.  Unrealized holding gains and losses are accounted for at the date of transfer.  For securities transferred to available for sale from held to maturity, unrealized gains or losses as of the date of the transfer are recognized in other comprehensive income

Annual Report Page 31

 (loss), a separate component of shareholders’ equity.  For securities transferred into the held to maturity portfolio from the available for sale portfolio, unrealized gains or losses as of the date of transfer continue to be reported in other comprehensive income (loss), a separate component of shareholders’ equity and are amortized over the remaining life of the security as an adjustment to its yield, consistent with amortization of the premium or accretion of the discount.
The Company has a process in place to identify debt securities that could potentially have a credit impairment that is other-than-temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value.
Management assesses their intent to sell or whether it is more likely than not that they will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired with no intent to sell and no requirement to sell prior to recovery of its amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income (loss).
 The present value of expected future cash flows is determined using the best estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best estimate cash flows vary depending on the type of security. The asset-backed securities cash flow estimates are based on bond specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The corporate bond cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or the disposition of assets using bond specific facts and circumstances including timing, security interests and loss severity.
For additional information on securities, see Note 4 to the Consolidated Financial Statements.

Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula.  The stock is carried at cost.  Management reviews the stock for impairment based on the ultimate recoverability of the cost basis in the stock.  The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. Management considers such criteria as the significance of the decline in net assets, if any, of the FHLB, the length of time this situation has persisted, commitments by the FHLB to make payments required by law or regulation, the impact of legislative and regulatory changes on the customer base of the FHLB and the liquidity position of the FHLB.

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
Loans are reported as past due when either interest or principal is unpaid in the following circumstances: fixed payment loans when the borrower is in arrears for two or more monthly payments; open end credit for two or more billing cycles; and single payment notes if interest or principal remains unpaid for 30 days or more.
Loans are charged off when collection is sufficiently questionable and when the Company can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge-off when, after thorough analysis, all possible sources of repayment are insufficient.  These include: 1) potential future cash flows, 2) value of collateral, and/or 3) strength of co-makers and guarantors.  All unsecured loans are charged off upon the establishment of the loan’s nonaccrual status.  Additionally, all loans classified as a loss or that portion of the loan classified as a loss are charged off.  All loan charge-offs are approved by the Board of Directors.
Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or

Annual Report Page 32

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
The Company evaluates its loans for impairment.  A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  The Company has defined impaired loans to be all troubled debt restructurings and nonaccrual loans.  Troubled debt restructurings occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, such as a below market interest rate.  Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan’s effective interest rate.  Impairment can also be measured based on a loan’s observable market price or the fair value of collateral, net of estimated costs to sell, if the loan is collateral dependent.  If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.
Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.  The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale.
The Company originates loans to customers under an SBA program that generally provides for SBA guarantees of up to 90 percent of each loan.  In the past, the Company generally sold the guaranteed portion of its SBA loans to a third party and retained the servicing, holding the nonguaranteed portion in its portfolio.  However, during the third quarter of 2007, the Company announced a change in its strategy to retain more SBA loans in its portfolio due to lower premiums received on the sale of these loans.  During late 2008, the Company withdrew from SBA lending as a primary line of business, but continues to offer SBA loan products as an additional credit product to its customers.  If sales of SBA loans do occur, the premium received on the sale and the present value of future cash flows of the servicing assets are recognized in income.
Serviced loans sold to others are not included in the accompanying consolidated balance sheets.  Income and fees collected for loan servicing are credited to noninterest income when earned, net of amortization on the related servicing assets.
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
The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area, the volume and composition of the loan portfolio, and historical loan loss experience.   The allowance for loan losses consists of specific reserves for individually impaired credits, reserves for nonimpaired loans based on historical loss factors and reserves based on general economic factors and other qualitative risk factors such as changes in delinquency trends, industry concentrations or local/national economic trends.   This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.
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
For additional information, see Note 6 to the Consolidated Financial Statements.

Premises and Equipment
Land is carried at cost.  Buildings and equipment are stated at cost less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, not to exceed 30 years.  For additional information on premises and equipment, see Note 7 to the Consolidated Financial Statements.

Annual Report Page 33

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

Income Taxes
The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.  Increases or decreases in the valuation reserve are charged or credited to the income tax provision.
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

Net Income Per Share
Basic net income (loss) per common share is calculated as net income available (loss attributable) to common shareholders divided by the weighted average common shares outstanding during the reporting period.  Net income available (loss attributable) to common shareholders is calculated as net income (loss) less accrued dividends and discount accretion related to preferred stock.
Diluted net income (loss) per common share is computed similarly to that of basic net income (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally stock options, were issued during the reporting period utilizing the Treasury stock method.  However, when a net loss rather than net income is recognized, diluted earnings per share equals basic earnings per share.
For additional information on income per share, see Note 17 to the Consolidated Financial Statements.

Other Comprehensive Income (Loss)
Other comprehensive income (loss) consists of the change in unrealized gain (loss) on securities available for sale and derivatives designated as cash flow hedges that were reported as a component of shareholders’ equity, net of tax.  For additional information on other comprehensive income, see Note 22 to the Consolidated Financial Statements.

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
The Company formally documents the relationship between the hedging instruments and the hedged item, as well as the risk management objective and strategy before undertaking a hedge.  For hedging relationships in which effectiveness is measured, the Company formally assesses, both at inception and on an ongoing basis, if the derivatives are highly effective in offsetting changes in fair values or cash flows of the hedged item.  If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued.

Annual Report Page 34

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

Stock-Based Compensation
The Company accounts for its stock-based compensation awards in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, which requires recognition of compensation expense related to stock-based compensation awards over the period during which an employee is required to provide service for the award.  Compensation expense is equal to the fair value of the award, net of estimated forfeitures, and is recognized over the vesting period of such awards.
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

Fair Value
The Company follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which provides a framework for measuring fair value under generally accepted accounting principles. ASC Topic 820 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets on a contract-by-contract basis and requires the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.  The Company has presently elected not to report any of its existing financial assets or liabilities at fair value and consequently did not have any fair value related adjustments.
For additional information on the fair value of the Company’s financial instruments, see Note 20 to the Consolidated Financial Statements.

Recent Accounting Pronouncements
As discussed above, on July 1, 2009, the Accounting Standards Codification became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.
FASB ASC Topic 260, “Earnings Per Share.” On January 1, 2009, the Company adopted new authoritative accounting guidance under FASB ASC Topic 260, “Earnings Per Share,” which provides that unvested share based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities.  As such they should be included in the computation of basic earnings per share (“EPS”) using the two class method.  At December 31, 2009 the Company

Annual Report Page 35

had 54,581 shares of nonvested restricted stock which were considered participating securities under this guidance.  Adoption of this new authoritative guidance did not have a material effect on the Company’s EPS calculation.
FASB ASC Topic 320, “Investments - Debt and Equity Securities.” New authoritative accounting guidance under ASC Topic 320, “Investments - Debt and Equity Securities,” (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale debt securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Company’s financial statements.
FASB ASC Topic 815, “Derivatives and Hedging.” New authoritative accounting guidance under ASC Topic 815, “Derivatives and Hedging,” amends prior guidance to amend and expand the disclosure requirements for derivatives and hedging activities to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under ASC Topic 815, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, the new authoritative accounting guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The new authoritative accounting guidance under ASC Topic 815 became effective for the Company on January 1, 2009 and is reflected in these financial statements.
FASB ASC Topic 820, “Fair Value Measurements and Disclosures.” New authoritative accounting guidance under ASC Topic 820,”Fair Value Measurements and Disclosures,” affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Company adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009.  Adoption of the new guidance did not significantly impact the Company’s financial statements.
Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 was effective for the Company’s financial statements beginning October 1, 2009 and did not have a significant impact on the Company’s financial statements.
FASB ASC Topic 855, “Subsequent Events.” New authoritative accounting guidance under ASC Topic 855, “Subsequent Events,” establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Company’s financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Company’s financial statements.
FASB ASC Topic 860, “Transfers and Servicing.” New authoritative accounting guidance under ASC Topic 860, “Transfers and Servicing,” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 will be effective January 1, 2010 and is not expected to have a significant impact on the

Annual Report Page 36

Corporation’s financial statements; however it will defer the gains of SBA 7(a) loans, if any, for a 90-day period after the sale of the loan.

2.    Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other”, which includes requirements to test goodwill and indefinite-lived intangible assets on an annual basis for impairment, rather than amortize them.  Management conducted an annual test and determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2009.

3.    Restrictions on Cash

Federal law requires depository institutions to maintain a prescribed amount of cash or noninterest-bearing balances with the Federal Reserve Bank.  As of December 31, 2009 and 2008, the Company was required to maintain reserve balances of $80 thousand.  In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a pre-determined balance be maintained in a settlement account controlled by its provider equal to its average daily net settlement position multiplied by four days.  There was no requirement as of December 31, 2008 and the required balance was $179 thousand as of December 31, 2009.  This balance is adjusted periodically to reflect actual transaction volume and seasonal factors.

4.    Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2009 and 2008:

	2009				2008

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:
US Government sponsored entities	$16,198	$20	$(211)	$16,007	$4,132	$27	$(3)	$4,156
State and political subdivisions	2,946	9	(13)	2,942	2,946	-	(228)	2,718
Residential mortgage-backed securities	115,397	1,849	(1,021)	116,225	109,630	992	(1,043)	109,579
Commercial mortgage-backed securities	4,651	-	(24)	4,627	-	-	-	-
Trust preferred securities	976	-	(586)	390	975	-	(657)	318
Other equities	610	-	(31)	579	639	-	(62)	577
Total securities available for sale	$140,778	$1,878	$(1,886)	$140,770	$118,322	$1,019	$(1,993)	$117,348
Held to maturity:
US Government sponsored entities	$2,000	$76	$-	$2,076	$2,000	$119	$-	$2,119
State and political subdivisions	3,156	4	(92)	3,068	3,157	-	(251)	2,906
Residential mortgage-backed securities	18,700	545	(527)	18,718	25,450	193	(880)	24,763
Commercial mortgage-backed securities	4,346	185	-	4,531	-	-	-	-
Trust preferred securities	50	-	(37)	13	1,554	-	(1,254)	300
Total securities held to maturity	$28,252	$810	$(656)	$28,406	$32,161	$312	$(2,385)	$30,088

The table on page 38 provides the remaining contractual maturities and yields of securities within the investment portfolios.  The carrying value of securities at December 31, 2009 is primarily distributed by contractual maturity.  Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity.  Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.  The total weighted average yield excludes equity securities.

Annual Report Page 37

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying value
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
US Government sponsored entities	$-	-%	$1,595	2.11%	$10,435	3.36%	$3,977	5.05%	$16,007	3.65%
State and political subdivisions	-	-	-	-	280	3.82	2,662	3.92	2,942	3.91
Residential mortgage-backed securities	225	3.72	1,359	3.69	14,173	4.46	100,468	4.25	116,225	4.27
Commercial mortgage-backed securities	-	-	-	-	-	-	4,627	5.58	4,627	5.58
Trust preferred securities	-	-	-	-	-	-	390	1.02	390	1.02
Other equities	-	-	-	-	-	-	579	4.33	579	4.33
Total securities available for sale	$225	3.72%	$2,954	2.84%	$24,888	3.95%	$112,703	4.32%	$140,770	4.24%
Held to maturity at cost:
US Government sponsored entities	$2,000	4.99%	$-	-%	$-	-%	$-	-%	$2,000	4.99%
State and political subdivisions	-	-	-	-	-	-	3,156	4.46	3,156	4.46
Residential mortgage-backed securities	-	-	1,018	4.32	5,375	4.83	12,307	5.04	18,700	4.94
Commercial mortgage-backed securities	-	-	-	-	-	-	4,346	5.51	4,346	5.51
Trust preferred securities	-	-	-	-	-	-	50	-	50	-
Total securities held to maturity	$2,000	4.99%	$1,018	4.32%	$5,375	4.83%	$19,859	5.04%	$28,252	4.97%

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008 are as follows:

	2009
		Less than 12 months		12 months and greater		Total
(In thousands)	Total Number in a Loss Position	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available for sale:
U.S. Government sponsored entities	10	$12,807	$(210)	$96	$(1)	$12,903	$(211)
State and political subdivisions	7	1,820	(13)	-	-	1,820	(13)
Residential mortgage-backed securities	24	17,372	(207)	7,735	(814)	25,107	(1,021)
Commercial mortgage-backed securities	4	4,627	(24)	-	-	4,627	(24)
Trust preferred securities	1	-	-	390	(586)	390	(586)
Other equities	3	-	-	579	(31)	579	(31)
Total temporarily impaired investments	49	$36,626	$(454)	$8,800	$(1,432)	$45,426	$(1,886)
Held to maturity:
State and political subdivisions	6	$1,753	$(32)	$999	$(60)	$2,752	$(92)
Residential mortgage-backed securities	5	124	(10)	3,844	(517)	3,968	(527)
Trust preferred securities	2	5	(6)	26	(31)	31	(37)
Total temporarily impaired investments	13	$1,882	$(48)	$4,869	$(608)	$6,751	$(656)

Annual Report Page 38

	2008
		Less than 12 months		12 months and greater		Total
(In thousands)	Total Number in a Loss Position	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available for sale:
U.S. Government sponsored entities	3	$2,110	$(3)	$11	$-	$2,121	$(3)
State and political subdivisions	11	2,718	(228)	-	-	2,718	(228)
Residential mortgage-backed securities	47	25,551	(794)	6,346	(249)	31,897	(1,043)
Trust preferred securities	1	-	-	318	(657)	318	(657)
Other equities	4	82	(34)	472	(28)	554	(62)
Total temporarily impaired investments	66	$30,461	$(1,059)	$7,147	$(934)	$37,608	$(1,993)
Held to maturity:
State and political subdivisions	7	2,906	(251)	-	-	2,906	(251)
Residential mortgage-backed securities	12	6,562	(229)	5,322	(651)	11,884	(880)
Trust preferred securities	2	-	-	300	(1,254)	300	(1,254)
Total temporarily impaired investments	21	$9,468	$(480)	$5,622	$(1,905)	$15,090	$(2,385)

Unrealized Losses
The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:
U.S. Government sponsored entities and state and political subdivision securities:  The unrealized losses on investments in this type of security were caused by the increase in interest rate spreads.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2009.
Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases.  The majority of contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation.  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2009.
Trust preferred securities: The unrealized losses on trust preferred securities were caused by an inactive trading market and changes in market credit spreads.  At December 31, 2009, this category consisted primarily of one single-issuer trust preferred security.  The Company that issued the trust preferred security is considered a well capitalized institution per regulatory standards and significantly strengthened its capital position in 2009 through a public offering and other capital raising measures.  In addition, the Company has ample liquidity and has bolstered their allowance for loan losses in 2009. The contractual terms do not allow the security to be settled at a price less than the par value. Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company does not consider this security to be other-than-temporarily impaired as of December 31, 2009.
Other equity securities: Included in this category is stock of other financial institutions.  The unrealized losses on other equity securities are caused by decreases in the market prices of the shares.  The Company has evaluated the prospects of the issuer and has forecasted a recovery period; therefore these investments are not considered other-than-temporarily impaired as of December 31, 2009.

Realized Gains and Losses and Other-Than-Temporary Impairment
In 2009 and 2008, gross realized gains on sales of securities amounted to $855 thousand and $91 thousand, while gross realized losses amounted to $0 and $469 thousand, respectively. The net of these amounts is included in noninterest income in the Consolidated Statements of Operations as net securities gains (losses).  The gross gains in 2009 are primarily attributed to the Company selling approximately $31.5 million in book value of mortgage-backed securities, resulting in pretax gains of approximately $827 thousand on the sales.  The Company also sold its remaining callable Freddie Mac perpetual preferred securities resulting in pretax gains of $28 thousand.  The gross losses in 2008 are attributed to the Company selling approximately $2.1 million in book value of callable Freddie Mac perpetual preferred securities during the year, resulting in a pretax loss of approximately $469 thousand on the sales.  This loss was partially offset by $91 thousand in gross gains on other sales for a net security loss of $378 thousand in 2008.
Also included in noninterest income are other-than-

Annual Report Page 39

temporary impairment (“OTTI”) charges of $2.6 million and $1.5 million for 2009 and 2008, respectively.  During 2009, the Company recognized $2.6 million of credit related other-than-temporary impairment losses on two held to maturity securities due to the deterioration in the underlying collateral.  These two pooled trust preferred securities which had a cost basis of $3.0 million had been previously written down $306 thousand in December of 2008.  The remaining book value of the trust preferred securities is approximately $50 thousand.  In estimating the present value of the expected cash flows on the two trust preferred securities which were other-than-temporarily impaired as of December 31, 2009, the following assumptions were made:
•
Moderate conditional repayment rates (“CRR”) were used due to the lack of new trust preferred issuances and the poor conditions of the financial industry.  A CRR of 2 percent was used for performing issuers and 0 percent for nonperformers.

•
Conditional default rates (“CDR”) have been established based on the financial condition of the underlying trust preferred issuers in the pools.  These ranged from 0.75 percent to 2.35 percent for performing issuers.  Nonperforming issues were stated at 100 percent CDR.

•
Expected loss severities of 95 percent were assumed (i.e. recoveries occur in only 5 percent of defaulted securities) for all performing issuers and ranged from 57.22 percent to 80.33 percent for nonperforming issues.

•	Internal rates of return (“IRR”) are the pre-tax yields used to discount the future cash flow stream expected from the collateral cash flows. The IRR used was 17 percent.

In addition to the $306 thousand of OTTI charges on the held to maturity securities discussed above, OTTI charges in 2008 included write-downs of approximately $1.2 million on three callable Freddie Mac perpetual preferred securities due to the decline in market value of these securities and the eventual placement of FHLMC in conservatorship that occurred in September of 2008.  In addition, OTTI charges of $34 thousand were taken on two bank equities in 2008.
The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that the Company has written down for OTTI and the credit component of the loss that is recognized in earnings. The beginning balance represents the credit loss component for debt securities for which OTTI occurred prior to January 1, 2009. OTTI recognized in earnings subsequent to 2009 for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if the Company sells, intends to sell or believes it will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if the Company receives cash flows in excess of what it expected to receive over the remaining life of the credit-impaired debt security, the security matures or is fully written down.
Changes in the credit loss component of credit-impaired debt securities were as follows for the period ended December 31, 2009:

(In thousands)	2009
Balance, beginning of year	$306
Initial credit impairment	1,749
Subsequent credit impairments	862
Reductions for amounts recognized in earnings due to intent or requirement to sell	-
Reductions for securities sold	-
Reductions for increases in cash flows expected to be collected	-
Balance, end of year	$2,917

Gross realized gains (losses) on securities and other-than-temporary impairment charges for 2009 and 2008 are detailed in the table below:

(In thousands)	2009	2008
Available for sale:
Realized gains	$855	$74
Realized losses	-	(469)
Other-than-temporary impairment charges	-	(306)
Total securities available for sale	$855	$(701)

Held to maturity:
Realized gains	$-	$17
Realized losses	-	-
Other-than-temporary impairment charges	(2,611)	(1,234)
Total securities held to maturity	$(2,611)	$(1,217)
Net gains (losses) on sales of securities and other-than-temporary impairment charges	$(1,756)	$(1,918)

Pledged Securities
Securities with a carrying value of $71.4 million and $69.9 million at December 31, 2009 and 2008, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.  Included in these figures was $2.9 million and $2.7 million pledged against Government deposits at December 31, 2009 and 2008, respectively.

Annual Report Page 40

5.    Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31, 2009 and 2008 was as follows:

(In thousands)	2009	2008
SBA held for sale	$21,406	$22,181
SBA held to maturity	77,844	83,127
SBA 504	70,683	76,802
Commercial	293,739	308,165
Residential mortgage	133,059	133,110
Consumer	60,285	62,561
Total loans	$657,016	$685,946

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $131.3 million and $140.8 million at December 31, 2009 and 2008, respectively.  At December 31, 2009 and 2008, the carrying value, which approximates fair value, of servicing assets was $897 thousand and $1.5 million, respectively.  The fair value of servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  A summary of the changes in the related servicing assets for the past two years follows:

	Years ending December 31,
(In thousands)	2009	2008
Balance, beginning of year	$1,503	$2,056
SBA servicing assets capitalized	83	392
SBA changes in fair value	(689)	(945)
Provision for loss in fair value	-	-
Balance, end of year	$897	$1,503

In addition, the Company had a $1.0 million and $1.7 million discount related to the retained portion of the unsold SBA loans at December 31, 2009 and 2008, respectively.
The Company has defined impaired loans to be all troubled debt restructurings and nonaccrual loans.  At December 31, 2009, there were four loans classified as troubled debt restructurings by the Company.  There was one loan classified as a troubled debt restructuring at December 31, 2008.  These loans are not included in the nonaccrual loan figures, as they continue to perform under their modified terms.  In addition, the Company modified loans during the course of 2009 that were not considered troubled debt restructurings.  These loan modifications were predominantly done in the Company’s higher risk SBA portfolio.  Modifications were made to SBA and commercial loans totaling $26.6 million and residential mortgages totaling $2.7 million.  The types of modifications include changing from a fixed rate of interest to a floating market rate or extending the term of the loan or allowing interest only payments for a specified period of time.  The majority of loans modified continue to perform according to their new terms.
The following table provides detail on the Company’s impaired loans as of December 31, 2009 and 2008:

(In thousands)	2009	2008
Nonaccrual loans	$25,496	$16,120
Troubled debt restructurings	6,576	3,150
Total impaired loans	32,072	19,270
Average impaired loans	26,775	8,097
Valuation allowance for impaired loans (included in the Allowance for Loan Losses)	2,464	957
Additional interest income that would have been collected had impaired loans performed under original contract terms	1,967	910
Interest income collected on impaired loans	388	44
Loans past due 90 days and still accruing interest	2,286	2,536

In the normal course of business, the Company may originate loan products whose terms could give rise to additional credit risk.  Interest-only loans, loans with high loan-to-value ratios, construction loans with payments made from interest reserves and multiple loans supported by the same collateral (e.g. home equity loans) are examples of such products.  However, these products are not material to the Company’s financial position and are closely managed via credit controls that mitigate their additional inherent risk.  Management does not believe that these products create a concentration of credit risk in the Company’s loan portfolio.  The Company does not have any option adjustable rate mortgage (“ARM”) loans.
The majority of the Company’s loans are secured by real estate.  The declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  Specifically, 85 percent of SBA 7(a) loans are secured by commercial or residential real estate, 12 percent by other non-real estate collateral and 3 percent by undeveloped land.  Commercial real estate secures 99 percent of all SBA 504 loans with only 1 percent secured by undeveloped land.  Approximately 96 percent of consumer loans are secured by owner-occupied residential real estate, with the other 4 percent secured by automobiles or other.  The detailed allocation of the Company’s commercial loan portfolio collateral as of December 31, 2009 is shown in the table below:

	Concentration
(In thousands)	Balance	Percent
Commercial real estate – owner occupied	$146,238	49.9%
Commercial real estate – investment property	106,312	36.1
Undeveloped land	25,011	8.5
Other non-real estate collateral	16,178	5.5
Total commercial loans	$293,739	100.0

Annual Report Page 41

As of December 31, 2009, approximately 12 percent of the Company’s total loan portfolio consists of loans to various unrelated and unaffiliated borrowers in the Hotel/Motel industry.  Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.
As of December 31, 2009, residential mortgages provided $47.3 million in borrowing capacity at the Federal Home Loan Bank compared to $61.5 million at December 31, 2008.
In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2009
Loans to officers, directors or their associates at December 31, 2008	$18,076
New loans	41
Repayments	(1,344)
Sold residential mortgages	(335)
Loans to officers, directors or their associates at December 31, 2009	$16,438

6.    Allowance for Loan Losses & Unfunded Loan Commitments

The allowance for loan losses is based on estimates.  Ultimate losses may vary from current estimates.  These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.
An analysis of the change in the allowance for loan losses for the years 2009 and 2008 is as follows:

(In thousands)	2009	2008
Balance, beginning of year	$10,326	$8,383
Provision charged to expense	8,000	4,500
Charge-offs	4,774	2,824
Recoveries	290	267
Net charge-offs	4,484	2,557
Balance, end of year	$13,842	$10,326

The Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the allowance are made through other expense and applied to the allowance which is maintained in other liabilities.  The commitment reserve was $76 thousand and $105 thousand at December 31, 2009 and December 31, 2008, respectively.

7.    Premises and Equipment

The detail of premises and equipment as of December 31, 2009 and 2008 is as follows:

(In thousands)	2009	2008
Land and buildings	$10,497	$10,370
Furniture, fixtures and equipment	6,488	6,233
Leasehold improvements	2,431	2,343
Gross premises and equipment	19,416	18,946
Less: Accumulated depreciation	(7,643)	(6,366)
Net premises and equipment	$11,773	$12,580

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.3 million in 2009 and $1.2 million in 2008.
The Company currently accounts for all of its leases as operating leases.  In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners. Under the lease for the facility, the partnership received aggregate rental payments of $400 thousand in 2009 and $553 thousand in 2008.  This lease was renegotiated in 2009 and the Company believes that rental payments reflect market rents and that the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  This lease has a five-year term, expiring at the end of 2013.  Beginning in 2010, the annual base rent of $400 thousand per annum is set to increase each year by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 3 percent).

8.    Other Assets

The detail of other assets as of December 31, 2009 and 2008 is as follows:

(In thousands)	2009	2008
Other real estate owned	$1,530	$710
Prepaid expenses	363	488
Net receivable due from SBA	354	290
Taxes receivable	268	-
Other	831	600
Total other assets	$3,346	$2,088

Annual Report Page 42

9.    Deposits

The following schedules detail the maturity distribution of time deposits:

(In thousands)	3 months or less	More than 3 through 6 months	More than 6 through 12 months	More than 12 months	Total
At December 31, 2009
$100,000 or more	$40,726	$17,523	$19,819	$30,314	$108,382
Less than $100,000	42,896	17,257	44,066	79,158	183,377
At December 31, 2008
$100,000 or more	$46,482	$19,679	$36,382	$38,288	$140,831
Less than $100,000	37,724	36,416	80,556	115,579	270,275

(In thousands)	2010	2011	2012	2013	2014	Thereafter
Balance Maturing	$182,287	$49,754	$32,653	$19,791	$6,487	$787

10.    Borrowed Funds and Subordinated Debentures

The following tables present the period-end and average balances of borrowed funds and subordinated debentures for the last two years with resultant rates, as well as expected maturities over the next five years:

	2009		2008
(In thousands)	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements :
At December 31,	$70,000	4.08%	$80,000	4.06%
Year-to-date average	80,048	3.63	70,167	4.07
Maximum outstanding	121,000		90,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$25,000	3.31%
Year-to-date average	16,890	3.59	22,582	3.28
Maximum outstanding	25,000		25,000
Subordinated debentures:
At December 31,	$15,465	5.35%	$15,465	5.48%
Year-to-date average	15,465	5.47	15,465	5.52
Maximum outstanding	15,465		15,465

(In thousands)	2010	2011	2012	2013	2014	Thereafter
FHLB borrowings and repurchase agreements	$10,000	$-	$-	$-	$-	$60,000
Other repurchase agreements	-	-	-	-	-	15,000
Subordinated debentures	-	-	-	-	-	15,465
Total	$10,000	$-	$-	$-	$-	$90,465

FHLB Borrowings
FHLB borrowings at December 31, 2009 and 2008 consisted of four $10.0 million advances and three $10.0 million repurchase agreements.  FHLB borrowings at December 31, 2008 also included a $10.0 million overnight line of credit advance.  There was no overnight line of credit advance as of December 31, 2009.  The terms of these transactions are as follows:
•	The $10.0 million FHLB overnight line of credit advance issued on December 31, 2008, was at a rate of 0.44 percent and was repaid on January 2, 2009.
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

Annual Report Page 43

•
The FHLB advance that was issued on November 2, 2006 has a fixed rate of 4.025 percent, matures on November 2, 2016 and is callable on November 2, 2007 and quarterly thereafter on the 2nd of February, May, August and November.

•
The FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.234 percent, matures on August 10, 2017 and is callable on August 10, 2009 and quarterly thereafter on the 10th of November, February, May and August.

•
The FHLB repo-advance that was issued on December 15, 2006 has a fixed rate of 4.13 percent, matures on December 15, 2016 and is callable on December 15, 2008 and quarterly thereafter on the 15th of March, June, September and December.

•
The FHLB repo-advance that was issued on April 5, 2007 has a fixed rate of 4.208 percent, matures on April 5, 2017 and is callable on April 5, 2009 and quarterly thereafter on the 5th of July, October, January and April.

•
The FHLB repo-advance that was issued on December 20, 2007 has a fixed rate of 3.337 percent, matures on December 20, 2017 and is callable on December 20, 2010 and quarterly thereafter on the 20th of March, June, September and December.

Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements
A $10.0 million repurchase agreement that was entered into in March 2004 and had a term of 5 years expired on March 11, 2009.  At December 31, 2009, the Company was a party in the following Repurchase Agreement:
•
A $15.0 million repurchase agreement that was entered into in February 2008 has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing may be called by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Subordinated Debentures
At December 31, 2009, the Company was a party in the following subordinated debenture transactions:
•
On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036. The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate at December 31, 2009 was 1.84 percent and 3.09 percent at December 31, 2008.

•
On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036. The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate at December 31, 2009 was 1.91 percent and 3.83 percent at December 31, 2008.

•
In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions.

The rates paid on subordinated debentures which are presented in the table on page 43 include the cost of the related interest rate swap agreements.  These agreements provide for the Company to receive variable rate payments based on the three-month LIBOR index in exchange for making payments at a fixed rate.  For additional information, see Note 12 “Derivative Instruments and Hedging Activities”.
The Company has the ability to defer interest payments on the subordinated debentures for up to five years without being in default.
The capital securities in each of the above transactions have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital.  In accordance with FASB ASC Topic 810, “Consolidation,” the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust II and Unity (NJ) Statutory Trust III.  The additional capital from each of these transactions was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank.

11.    Commitments and Contingencies

Facility Lease Obligations
The Company operates sixteen branches, nine branches under operating leases, including its headquarters, and seven branches are owned.  In addition, the Company has a lease on one other location, which is subleased to a third party, with the third party paying rent in an amount equal to the Company’s rental obligation under the lease agreement between the Company and the lessor.  The leases’ contractual expiration range is generally between the years 2010 and 2014.  The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent from Sublet Locations	Net Rent Obligation
2010	$1,085	$102	$983
2011	1,018	77	941
2012	994	-	994
2013	1,002	-	1,002
2014	274	-	274
Thereafter	17	-	17

Annual Report Page 44

Rent expense totaled $1.1 million and $1.2 million for 2009 and 2008, respectively.
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

Commitments to Borrowers
Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $76.2 million to its borrowers as of December 31, 2009, compared to $111.9 million at December 31, 2008.  At December 31, 2009, $32.7 million of these commitments expire after one year, compared to $31.2 million a year earlier.  At December 31, 2009, the Company had $6.4 million in standby letters of credit compared to $4.5 million at December 31, 2008.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded. In addition, at December 31, 2009, approximately 5 percent of these commitments are for SBA loans, which may be sold in the secondary market.

12.    Derivative Instruments and Hedging Activities

Derivative Financial Instruments
The Company has stand alone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates.  These transactions involve both credit and market risk.  The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based.  Notional amounts do not represent direct credit exposures.  Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.  Such difference, which represents the fair value of the derivative instruments, is reflected on the Company’s balance sheet as other assets or other liabilities.
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
At December 31, 2009 and 2008, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

(In thousands, except percentages and years)	2009	2008
Notional amount	$15,000	$15,000
Weighted average pay rate	4.05%	4.05%
Weighted average receive rate (three-month LIBOR)	0.90%	3.22%
Weighted average maturity in years	1.90	2.90
Unrealized loss relating to interest rate swaps	$(777)	$(1,013)

These agreements provided for the Company to receive payments at a variable rate determined by a specific index (three-month LIBOR) in exchange for making payments at a fixed rate.
At December 31, 2009, the net unrealized loss relating to interest rate swaps was recorded as a derivative liability.  Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.  The net spread between the fixed rate of interest which is paid and the variable interest received is classified in interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings.

Annual Report Page 45

13.    Shareholders’ Equity

Shareholders’ equity increased $62 thousand to $67.9 million at December 31, 2009 due to $1.7 million in net unrealized gains on the available for sale securities portfolio, $162 thousand in net unrealized gains on cash flow hedge derivatives, and $275 thousand from the issuance of common stock under employee benefit plans, partially offset by a $1.1 million net loss and $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.
On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (“EESA”), which provided the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets.  One of the programs resulting from the EESA was the Treasury’s Capital Purchase Program (“CPP”) which provided direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions.   This program was voluntary and requires an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends.  The U.S. Treasury may unilaterally amend the terms of this agreement.  The CPP provided for a minimum investment of 1 percent of risk-weighted assets, with a maximum investment of the lesser of 3 percent of risk-weighted assets or $25.0 billion.  The perpetual preferred stock has a dividend rate of 5 percent per year until the fifth anniversary of the Treasury investment and a dividend of 9 percent thereafter.  These dividends are payable quarterly to the U.S. Treasury.  The preferred stock is callable at any time with Regulatory and Treasury approval, and ranks senior to the institution’s common stock in the event of liquidation.  The CPP also required the Treasury to receive warrants for common stock equal to 15 percent of the capital invested by the U. S. Treasury.   The Company received an investment in perpetual preferred stock of $20.6 million on December 5, 2008.   These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 740, “Debt.”  The allocation of proceeds resulted in a discount on the preferred stock that is being accreted over five years.  The Company issued 764,778 common stock warrants to the U.S. Treasury and $2.6 million of the proceeds were allocated to the warrants.  The warrants are accounted for as equity securities and have a contractual life of ten years and an exercise price of $4.05.
As part of the CPP, the Company’s future ability to pay cash dividends is limited for so long as the Treasury holds the preferred stock.  As so limited the Company may not increase its quarterly cash dividend above $.05 per share, the quarterly rate in effect at the time the CPP program was announced, without the prior approval of the Treasury.  No dividends were paid in 2009 due to the Company’s net loss.  The Company declared two dividends in 2008 totaling $0.10 per share.
On October 21, 2002, the Company authorized the repurchase of up 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  During 2009 and 2008, the Company did not repurchase any shares of its common stock.  As of December 31, 2009, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be purchased under the plan.  In December 2008, the Company  suspended its share repurchase program, as required by the U.S. Treasury’s Capital Purchase Plan.

14.    Other Income

The components of other income for the years ended December 31, 2009 and 2008 are as follows:

(In thousands)	2009	2008
ATM/Check card fees	$203	$243
Wire transfer fees	76	63
Safe deposit box fees	52	53
Annuity commissions	17	50
Other	84	72
Total other income	$432	$481

15.    Other Expenses

The components of other expenses for the years ended December 31, 2009 and 2008 are as follows:

(In thousands)	2009	2008
Travel, entertainment, training and recruiting	$618	$603
Director fees	339	308
Insurance	312	359
OREO expenses	220	28
Stationery and supplies	209	230
Other	246	127
Total other expenses	$1,944	$1,655

16.    Income Taxes

The components of the provision (benefit) for income taxes are as follows:

(In thousands)	2009	2008
Federal – current provision	$973	$2,004
Federal – deferred benefit	(1,099)	(884)
Total Federal provision (benefit)	(126)	1,120
State – current provision (benefit)	213	(126)
State – deferred benefit	(985)	(378)
Total State benefit	(772)	(504)
Total provision (benefit) for income taxes	$(898)	$616

Annual Report Page 46

A reconciliation between the reported income tax provision (benefit) and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2009	2008
Federal income tax provision (benefit) at statutory rate	$(673)	$866
Increases (decreases) resulting from:
Tax-exempt interest	(88)	(90)
Bank owned life insurance	(75)	(71)
Meals and entertainment	15	19
Other, net	(77)	(108)
Provision (benefit) for income taxes	$(898)	$616
Effective tax rate	46.0%	24.2%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2009 and 2008 are as follows:

(In thousands)	2009	2008
Deferred tax assets:
Allowance for loan losses	$5,438	$4,056
Lost interest on nonaccrual loans	1,102	508
Reserve for impaired securities	730	637
State net operating loss	450	77
Net unrealized cash flow hedge losses	311	385
Stock-based compensation	242	202
Deferred compensation	126	114
Depreciation	65	-
Deferred servicing fee income	60	87
Net unrealized security losses	14	370
Other	42	30
Gross deferred tax assets	8,580	6,466
Valuation reserve	(450)	-
Net deferred tax assets	8,130	6,466
Deferred tax liabilities:
Deferred loan costs	467	517
Bond accretion	188	84
Goodwill	165	124
Depreciation	-	81
Other	2	4
Total deferred tax liabilities	822	810
Net deferred tax asset	$7,308	$5,656

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
During 2009, the Company established a $450 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset.  The Company’s state net operating loss carry-forwards totaled approximately $7.6 million at December 31, 2009 and expire between 2014 and 2029.
Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized losses on securities available for sale and cash flow hedges.  The after tax component of the unrealized gain (loss) on securities available for sale of $5 thousand and $(1.7) million in 2009 and 2008, respectively is included in other comprehensive income in shareholders’ equity.  In addition other comprehensive income includes $(466) thousand and $(628) thousand related to cash flow hedges at December 31, 2009 and 2008, respectively.
The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2009 and 2008.  The Company does not have an accrual for uncertain tax positions as of December 31, 2009 or 2008, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2006 and thereafter are subject to future examination by tax authorities.

17.    Net Income per Share

Basic net income (loss) per common share is calculated as net income available (loss attributable) to common shareholders divided by the weighted average common shares outstanding during the reporting period.  Net income available (loss attributable) to common shareholders is calculated as net income (loss) less accrued dividends and discount accretion related to preferred stock.
Diluted net income (loss) per common share is computed similarly to that of basic net income (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally stock options, were issued during the reporting period utilizing the Treasury stock method.  However, when a net loss rather than net income is recognized, diluted earnings per share equals basic earnings per share.

Annual Report Page 47

The following is a reconciliation of the calculation of basic and dilutive income per share.  All share amounts for 2008 have been adjusted for the 5 percent stock distribution paid that year.

(In thousands, except per share amounts)	2009	2008
Net income (loss)	$(1,081)	$1,930
Less: Preferred stock dividends and discount accretion	1,496	110
Income available (loss attributable) to common shareholders	$(2,577)	$1,820
Weighted average common shares outstanding (basic)	7,121	7,097
Plus: Potential dilutive common stock	-	170
Weighted average common shares outstanding (diluted)	7,121	7,267
Net income (loss) per common share -
Basic	$(0.36)	$0.26
Diluted	(0.36)	0.25
Stock options and common stock excluded from the income per share computation as their effect would have been anti-dilutive	1,403	389

The number of anti-dilutive stock options and common stock warrants for 2009 and 2008 include the issuance of 764,778 common stock warrants to the U.S. Department of Treasury under the Capital Purchase Program in December 2008.

18.    Regulatory Capital

A significant measure of the strength of a financial institution is its capital base.  Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, subject to limitations, certain qualifying long-term debt, preferred stock and hybrid instruments, which do not qualify for tier 1 capital.  The parent company and its subsidiary bank are subject to various regulatory capital requirements administered by banking regulators.  Quantitative measures of capital adequacy include the leverage ratio (tier 1 capital as a percentage of tangible assets), tier 1 risk-based capital ratio (tier 1 capital as a percent of risk-weighted assets) and total risk-based capital ratio (total risk-based capital as a percent of total risk-weighted assets).
Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require the Company and the bank to maintain certain capital as a percentage of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-weighted assets).  Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines.  However, prompt corrective action provisions are not applicable to bank holding companies. At a minimum, tier 1 capital as a percentage of risk-weighted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-weighted assets of 8 percent must be maintained.  In addition to the risk-based guidelines, regulators require that a bank, which meets the regulator’s highest performance and operation standards, maintain a minimum leverage ratio of 3 percent.  For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.

Annual Report Page 48

The Company’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009
Leverage ratio	$81,824	8.83%	≥ $ 37,058	4.00%	≥ $ 46,323	N/A
Tier I risk-based capital ratio	81,824	11.75	27,852	4.00	41,778	N/A
Total risk-based capital ratio	90,592	13.01	55,704	8.00	69,630	N/A
As of December 31, 2008
Leverage ratio	$83,671	9.54%	≥ $ 35,071	4.00%	≥ $ 43,839	N/A
Tier I risk-based capital ratio	83,671	12.02	27,846	4.00	41,769	N/A
Total risk-based capital ratio	92,394	13.27	55,692	8.00	69,616	N/A

The Bank’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009
Leverage ratio	$68,299	7.38%	≥ $ 37,020	4.00%	≥ $ 46,275	5.00%
Tier I risk-based capital ratio	68,299	9.82	27,815	4.00	41,722	6.00
Total risk-based capital ratio	85,555	12.30	55,630	8.00	69,537	10.00
As of December 31, 2008
Leverage ratio	$69,049	7.88%	≥ $ 35,043	4.00%	≥ $ 43,804	5.00%
Tier I risk-based capital ratio	69,049	9.93	27,806	4.00	41,709	6.00
Total risk-based capital ratio	86,259	12.41	55,612	8.00	69,514	10.00

19.    Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $192 thousand and $195 thousand to the Plan in 2009 and 2008, respectively.  The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the 401(k) plan.
The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  In addition, restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.
In the following paragraphs, share amounts have been adjusted for the 5 percent stock distribution paid in 2008.

Stock Option Plans
Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2009, 1,520,529 shares have been reserved for issuance upon the exercise of options, 886,286 option grants are outstanding, 575,532 option grants have been exercised, forfeited or expired, leaving 58,711 shares available for grant.
The Company granted 59,250 and 149,263 options in 2009 and 2008, respectively.  The fair value of the options granted during each period was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008
Number of options granted	59,250	149,263
Weighted average exercise price	$3.98	$5.07
Weighted average fair value of options	$1.86	$1.43
Expected life (years)	4.26	4.03
Expected volatility	57.37%	44.74%
Risk-free interest rate	1.73%	1.63%
Dividend yield	0.00%	2.55%

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.  Expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.  The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the date of grant.  The expected dividend yield

Annual Report Page 49

is the projected annual yield based on the grant date stock price.
FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options totaled $156 thousand and $150 thousand in 2009 and 2008, respectively.  The related income tax benefit was approximately $58 thousand and $65 thousand in 2009 and 2008, respectively.
Transactions under the Company’s stock option plans for the last two years are summarized in the following table:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	764,938	$6.28	5.2	$1,981,902
Options granted	149,263	5.07
Options exercised	(536)	5.04
Options forfeited	(10,236)	10.08
Options expired	(32,007)	8.49
Outstanding at December 31, 2008	871,422	$5.94	5.0	$252,815
Options granted	59,250	3.98
Options exercised	(3,261)	2.70
Options forfeited	(1,267)	5.38
Options expired	(39,858)	7.91
Outstanding at December 31, 2009	886,286	$5.73	4.6	$293,911
Exercisable at December 31, 2009	696,460	$5.76	3.4	$280,981

As of December 31, 2009, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $254 thousand.  That cost is expected to be recognized over a weighted average period of 2.2 years.
The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.00 - 4.00	415,714	3.9	$3.31	308,467	$3.11
4.01 - 8.00	257,897	5.2	5.71	194,985	5.48
8.01 - 12.00	134,535	4.1	9.18	134,351	9.18
12.01 - 16.00	78,140	6.9	12.76	58,657	12.80
Total	886,286	4.6	$5.73	696,460	$5.76

The following table presents information about options exercised:

	2009	2008
Number of options exercised	3,261	536
Total intrinsic value of options exercised	$4,659	$1,094
Cash received from options exercised	8,814	2,703
Tax deduction realized from options exercised	1,861	438

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
Restricted stock awards granted during the past two years include:

Grant Year	Shares	Average Grant Date Fair Value
2009	21,700	$3.98
2008	22,600	$6.28

Compensation expense related to the restricted stock awards totaled $154 thousand in 2009 and $198 thousand in 2008.  As of December 31, 2009, there was approximately $222 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.7 years.

Annual Report Page 50

As of December 31, 2009, 121,551 shares of restricted stock were reserved for issuance, of which 24,853 shares are available for grant.
The following table summarizes nonvested restricted stock activity for the twelve months ended December 31, 2009:

	Shares	Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2008	50,424	$9.76
Granted	21,700	3.98
Vested	(17,543)	10.47
Forfeited	-	-
Nonvested restricted stock at December 31, 2009	54,581	$7.23

20.    Fair Value of Financial Instruments

Fair Value Measurement
The Company follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Company’s assets and liabilities that are measured at fair value.  Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

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

Fair Value on a Recurring Basis
The following is a description of the valuation methodologies used for instruments measured at fair value:

Securities Available for Sale
The fair value of available for sale securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers (Level 1).  If listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use unobservable inputs due to limited or no market activity of the instrument (Level 3).

SBA Servicing Assets
SBA servicing assets do not trade in an active, open market with readily observable prices.  The Company estimates the fair value of SBA servicing assets using discounted cash flow models incorporating numerous assumptions from the perspective of a market participant including market discount rates and prepayment speeds.  The fair value of SBA servicing assets as of December 31, 2009 was determined using a discount rate of 15 percent, constant prepayment rates of 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  Due to the nature of the valuation inputs, SBA servicing assets are classified as Level 3 assets.

Annual Report Page 51

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
There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2009 as compared to the year ended December 31, 2008.  The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and December 31, 2008.

	As of December 31, 2009
(In thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Securities available for sale:
U.S. government sponsored entities	$500	$15,507	$-	$16,007
State and political subdivisions	-	2,942	-	2,942
Residential mortgage-backed securities	8,756	107,469	-	116,225
Commercial mortgage-backed securities	-	4,627	-	4,627
Trust preferred securities	-	390	-	390
Other equities	-	579	-	579
Total securities available for sale	9,256	131,514	-	140,770
SBA servicing assets	-	-	897	897
Financial Liabilities:
Interest rate swap agreements	-	777	-	777

	As of December 31, 2008
(In thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Securities available for sale
U.S. government sponsored entities	$-	$4,156	$-	$4,156
State and political subdivisions	-	2,718	-	2,718
Residential mortgage-backed securities	38,899	70,680	-	109,579
Commercial mortgage-backed securities	-	-	-	-
Trust preferred securities	-	318	-	318
Other equities	16	561	-	577
Total securities available for sale	38,915	78,433	-	117,348
SBA servicing assets	-	-	1,503	1,503
Financial Liabilities:
Interest rate swap agreements	-	1,013	-	1,013

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and December 31, 2008 are summarized as follows:

	As of December 31, 2009
(In thousands)	Securities Available for Sale	SBA Servicing Assets
Beginning balance January 1, 2009	$-	$1,503
Total net gains (losses) included in:
Net income	-	-
Other comprehensive income	-	-
Purchases, sales, issuances and settlements, ne	-	(606)
Transfers in and/or out of Level 3	-	-
Ending balance December 31, 2009	$-	$897

Annual Report Page 52

	As of December 31, 2008
(In thousands)	Securities Available for Sale	SBA Servicing Assets
Beginning balance January 1, 2008	$2,711	$2,056
Total net gains (losses) included in:
Net income	-	-
Other comprehensive income	(851)	-
Purchases, sales, issuances and settlements, net	-	(553)
Transfers in and/or out of Level 3	(1,860)	-
Ending balance December 31, 2008	$-	$1,503

There were no gains or losses (realized or unrealized) included in earnings for assets and liabilities held at December 31, 2009 or December 31, 2008.

Fair Value on a Nonrecurring Basis
Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following tables present the assets and liabilities carried on the balance sheet by caption and by level within the hierarchy (as described above) as of December 31, 2009 and December 31, 2008:

	As of December 31, 2009
(In thousands)	Level 1	Level 2	Level 3	Total	Total fair value loss during year ended December 31, 2009
Financial Assets:
SBA loans held for sale	$-	$22,407	$-	$22,407	$-
Other real estate owned ("OREO")	-	-	1,530	1,530	150
Impaired loans	-	-	21,713	21,713	1,507

	As of December 31, 2008
(In thousands)	Level 1	Level 2	Level 3	Total	Total fair value loss during year ended December 31, 2008
Financial Assets:
SBA loans held for sale	$-	$22,733	$-	$22,733	$-
Impaired loans	-	-	13,118	13,118	585

SBA Loans Held for Sale
The fair value of SBA loans held for sale was determined using a market approach that includes significant other observable inputs (Level 2 Inputs).  The Level 2 fair values were estimated using quoted prices for similar assets in active markets.

OREO
The fair value was determined using appraisals, which may be discounted based on management’s review and changes in market conditions (Level 3 Inputs).

Impaired Loans
The fair value of impaired collateral dependent loans is derived in accordance with FASB ASC Topic 310, “Receivables.”  Fair value is determined based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.
During the twelve months ended December 31, 2009, the valuation allowance for impaired loans increased $1.5 million from $957 thousand at December 31, 2008 to $2.5 million at December 31, 2009.  During the twelve months ended December 31, 2008, the valuation allowance for impaired loans increased $585 thousand from $372 thousand at December 31, 2007.

Fair Value of Financial Instruments
FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments for which the Company did not elect the fair value option. These estimated fair values as of December 31, 2009 and December 31, 2008 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or

Annual Report Page 53

nonrecurring basis are discussed above.  The following methods and assumptions were used to estimate the fair value of other financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For these short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities
The fair value of securities is determined in the manner previously discussed above.

Loans
The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the interest rate risk inherent in the loan, except for previously discussed impaired loans.

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

Standby Letters of Credit
At December 31, 2009, the Bank had standby letters of credit outstanding of $6.4 million, as compared to $4.5 million at December 31, 2008.  The fair value of these commitments is nominal.

The table below presents the estimated fair values of the Company’s financial instruments as of December 31, 2009 and 2008:

	2009		2008
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$73,635	$73,635	$34,431	$34,431
Securities available for sale	140,770	140,770	117,348	117,348
Securities held to maturity	28,252	28,406	32,161	30,088
Loans, net of allowance for possible loan losses	643,174	640,246	675,620	696,966
Federal Home Loan Bank stock	4,677	4,677	4,857	4,857
SBA servicing assets	897	897	1,503	1,503
Accrued interest receivable	4,225	4,225	4,712	4,712
Financial liabilities:
Deposits	758,239	739,909	707,117	706,475
Borrowed funds and subordinated debentures	100,465	113,227	120,465	130,217
Accrued interest payable	710	710	805	805
Interest rate swap agreements	777	777	1,013	1,013

Annual Report Page 54

21.    Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

Balance Sheets	December 31,
(In thousands)	2009	2008
Assets:
Cash	$5,077	$6,094
Securities available for sale	90	94
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	69,806	68,810
Other assets	783	862
Total Assets	$84,256	$84,360
Liabilities & Shareholders’ Equity:
Other liabilities	$926	$1,092
Other borrowings	15,465	15,465
Shareholders’ equity	67,865	67,803
Total Liabilities & Shareholders’ Equity	$84,256	$84,360

Statements of Operations	December 31,
(In thousands)	2009	2008
Interest income	$745	$764
Interest expense	858	867
Net interest expense	(113)	(103)
Net security gains (losses)	2	(66)
Other expenses	19	40
Loss before income tax benefit and equity in undistributed net income (loss) of subsidiary	(130)	(209)
Income tax benefit	$(43)	$(68)
Loss before equity in undistributed net income (loss) of subsidiary	(87)	141
Equity in undistributed net income (loss) of subsidiary	(994)	2,071
Net income (loss)	$(1,081)	$1,930

Annual Report Page 55

Statements of Cash Flows	December 31,
(In thousands)	2009	2008
Operating Activities:
Net income (loss)	$(1,081)	$1,930
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in undistributed net (income) loss of subsidiary	994	(2,071)
Losses (gains) on sales of securities available for sale	(2)	66
Increase in other liabilities	21	98
Net cash provided by (used in) operating activities	(68)	23
Investing Activities:
Sales and maturities of securities available for sale	17	13
Dividend from Bank	-	725
Net cash provided by investing activities	17	738
Financing Activities:
Proceeds from issuance of preferred stock	-	18,032
Capital issued to Bank	-	(15,000)
Warrants issued to U.S. Treasury	-	2,617
Proceeds from issuance of common stock, net	9	260
Cash dividends on common stock	-	(1,009)
Cash dividends on preferred stock	(975)	-
Net cash provided by (used in) financing activities	(966)	4,900
Net increase (decrease) in cash and cash equivalents	(1,017)	5,661
Cash, beginning of year	6,094	433
Cash, end of year	$5,077	$6,094
Supplemental disclosures: Interest paid	$860	$869

22.    Other Comprehensive Income (Loss)

(In thousands)	Pre-tax	Tax	After-tax
Net unrealized security gains (losses):
Balance at December 31, 2007			$(476)
Unrealized holding loss on securities arising during the period	$(3,248)	$(720)	(2,528)
Less: Reclassification adjustment for losses included in net income	(378)	(127)	(251)
Less: Reclassification adjustment for OTTI charges included in net income	(1,540)	(515)	(1,025)
Net unrealized loss on securities arising during the period	(1,330)	(78)	(1,252)
Balance at December 31, 2008			(1,728)
Unrealized holding gain on securities arising during the period	1,821	266	1,555
Less: Reclassification adjustment for gains included in net income	855	286	569
Less: Reclassification adjustment for OTTI charges included in net income	(1,123)	(376)	(747)
Net unrealized gain on securities arising during the period	2,089	356	1,733
Balance at December 31, 2009			$5
Net unrealized losses on cash flow hedges:
Balance at December 31, 2007			$(14)
Unrealized holding loss on cash flow hedges arising during the period	$(991)	$(377)	(614)
Balance at December 31, 2008			(628)
Unrealized holding gain on cash flow hedges arising during the period	236	74	162
Balance at December 31, 2009			(466)
Total Accumulated Other Comprehensive Loss at December 31, 2009			$(461)

Two securities with a market value of $1.9 million were transferred from the available for sale category to held to maturity during the third quarter of 2008, consistent with the Company’s intent and ability to hold these securities until maturity.  Unrealized losses at the date of transfer amounted to $1.1 million and were included in accumulated other comprehensive income as of December 31, 2008.  During 2009, other-than-temporary impairment charges were taken on these same two securities; therefore reversing the unrealized losses recorded in 2008 from other comprehensive income, as they were now realized losses.

Annual Report Page 56

23.    Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2009 and 2008 is unaudited.However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

(In thousands, except per share data)
2009	March 31	June 30	September 30	December 31
Total interest income	$12,590	$12,531	$12,185	$12,104
Total interest expense	5,816	5,673	5,327	4,766
Net interest income	6,774	6,858	6,858	7,338
Provision for loan losses	1,500	1,500	3,000	2,000
Net interest income after provision for loan losses	5,274	5,358	3,858	5,338
Total noninterest income (loss)	1,348	(907)	1,162	537
Total noninterest expense	5,555	6,203	6,110	6,079
Income (loss) before provision (benefit) for income taxes	1,067	(1,752)	(1,090)	(204)
Provision (benefit) for income taxes	336	(552)	(343)	(339)
Net income (loss)	731	(1,200)	(747)	135
Preferred stock dividends and discount accretion	379	372	372	373
Income available (loss attributable) to common shareholders	$352	$(1,572)	(1,119)	$(238)
Net income (loss) per common share - Basic	$0.05	$(0.22)	$(0.16)	(0.03)
Net income (loss) per common share - Diluted	$0.05	$(0.22)	$(0.16)	(0.03)

(In thousands, except per share data)
2008	March 31	June 30	September 30	December 31
Total interest income	$12,635	$12,267	$12,965	$12,898
Total interest expense	6,000	5,429	5,883	6,162
Net interest income	6,635	6,838	7,082	6,736
Provision for loan losses	450	650	2,100	1,300
Net interest income after provision for loan losses	6,185	6,188	4,982	5,436
Total noninterest income (loss)	1,455	1,028	(344)	555
Total noninterest expense	5,770	5,617	5,779	5,773
Income (loss) before provision (benefit) for income taxes	1,870	1,599	(1,141)	218
Provision (benefit) for income taxes	626	495	(139)	(366)
Net income (loss)	1,244	1,104	(1,002)	584
Preferred stock dividends and discount accretion	-	-	-	110
Income available (loss attributable) to common shareholders	$1,244	$1,104	$(1,002)	$474
Net income (loss) per common share - Basic	$0.18	$0.16	$(0.14)	$0.07
Net income (loss) per common share - Diluted	$0.17	$0.15	$(0.14)	$0.07

Annual Report Page 57

Selected Consolidated Financial Data

(In thousands)
At or for the years ended December 31,
	2009	2008	2007	2006	2005
Selected Results of Operations
Interest income	$49,410	$50,765	$48,900	$43,177	$33,837
Interest expense	21,582	23,474	24,474	19,432	11,603
Net interest income	27,828	27,291	24,426	23,745	22,234
Provision for loan losses	8,000	4,500	1,550	1,550	1,850
Noninterest income	2,140	2,694	5,940	7,638	8,190
Noninterest expense	23,947	22,939	22,113	21,045	18,676
Provision (benefit) for income taxes	(898)	616	1,978	2,943	3,688
Net income (loss)	(1,081)	1,930	4,725	5,845	6,210
Preferred stock dividends and discount accretion	1,496	110	-	-	-
Income available (loss attributable) to common shareholders	(2,577)	1,820	4,725	5,845	6,210
Per Share Data
Net income (loss) per common share - Basic	$(0.36)	$0.26	$0.65	$0.81	$0.88
Net income (loss) per common share - Diluted	(0.36)	0.25	0.63	0.77	0.83
Book value per common share	6.91	6.99	6.70	6.34	5.68
Market value per common share	4.02	3.90	8.10	13.34	12.10
Cash dividends declared on common shares	-	0.10	0.19	0.18	0.16
Selected Balance Sheet Data
Assets	$930,357	$898,310	$752,196	$694,106	$614,172
Loans	657,016	685,946	590,132	507,690	448,567
Allowance for loan losses	13,842	10,326	8,383	7,624	6,892
Securities	169,022	149,509	98,591	105,457	104,160
Deposits	758,239	707,117	601,268	566,465	521,860
Borrowed funds and subordinated debentures	100,465	120,465	100,465	79,744	49,279
Shareholders’ equity	67,865	67,803	47,260	46,228	40,929
Common shares outstanding	7,144	7,119	7,063	7,296	7,206
Performance Ratios
Return (loss) on average assets	(0.12)%	0.23%	0.66%	0.90%	1.10%
Return (loss) on average equity	(5.29)	3.72	10.11	13.56	16.29
Efficiency ratio	75.49	71.90	71.48	67.21	61.53
Net interest spread	2.87	3.13	3.07	3.33	3.74
Net interest margin	3.22	3.51	3.62	3.87	4.17
Asset Quality Ratios
Allowance for loan losses to loans	2.11%	1.51%	1.42%	1.50%	1.54%
Allowance for loan losses to nonperforming loans	54.29	64.06	153.49	85.58	158.04
Nonperforming loans to total loans	3.88	2.35	0.93	1.75	0.97
Nonperforming assets to total loans and OREO	4.10	2.45	0.94	1.80	1.01
Nonperforming assets to total assets	2.90	1.87	0.74	1.31	0.74
Net charge-offs to average loans	0.67	0.40	0.14	0.17	0.20
Capital Ratios – Company
Leverage ratio	8.83%	9.54%	8.25%	9.08%	8.27%
Tier I risk-based capital ratio	11.75	12.02	9.81	10.80	9.98
Total risk-based capital ratio	13.01	13.27	11.06	13.60	11.23
Capital Ratios – Bank
Leverage ratio	7.38%	7.88%	7.06%	7.20%	7.01%
Tier I risk-based capital ratio	9.82	9.93	8.39	8.55	8.51
Total risk-based capital ratio	12.30	12.41	11.00	12.38	10.97

All share amounts have been adjusted for the 5% stock distributions paid on June 27, 2008, June 29, 2007, June 30, 2006, and June 30, 2005.

Annual Report Page 58