Form 10-K, Exhibit 13
period 2010-12-31
UNITY BANCORP INC /NJ/
filed 2011-03-17
CIK 920427

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

Results of Operations

Net Income available to common share holders for the year ended December 31, 2010 was $720 thousand compared to a loss of $2.6 million in 2009.  The increase was attributable to an increase in net interest income, an increase in noninterest income and continued expense management.  During 2010, we have seen signs of economic recovery albeit at a moderate pace.  However there continues to be stress on the financial industry in terms of asset quality and loan demand.  Credit quality continues to remain a primary focus as delinquencies are inflated throughout the industry.  Due to this, in 2010 the Company intentionally decreased the size of the balance sheet and loan portfolio tfocus on improving credit quality and capital management.
Despite these economic conditions and the impact that the recession has had on our borrowers, we are pleased to report improvements in our financial performance as noted below.
•	Continued growth in net interest income,
•	The net interest margin expanded 45 basis points to 3.67 percent,
•	Noninterest income, excluding the effect of OTTI charges and security gains, increased 27.9 percent due to record gains on mortgage loan sales,
•	Nonperforming assets declined $3 million to $24 million from $27 million at year-end 2009,
•	The mix of our deposits improved, and
•	The Company remained well capitalized.

Items which materially impacted earnings for the year included:
•	A $7.3 million provision for loan losses due to the increased level of charge offs and the inherent credit risk within the loan portfolio, and
•	A $1.1 million increase in expenses on other real estate owned (“OREO”)

The Company’s performance ratios are listed below:

	2010	2009
Net income (loss) per common share - Basic (1)	$0.10	$(0.36)
Net income (loss) per common share - Diluted (1)	$0.10	$(0.36)
Return (loss) on average assets	0.26%	(0.12)%
Return (loss) on average equity (2)	1.43%	(5.29)%
Efficiency ratio	71.43%	75.49%

1)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
2)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders’ equity (excluding preferred stock).

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
In 2008 the Federal Open Market Committee lowered interest rates 400 basis points in an attempt to stimulate economic activity.  By year-end 2008, the Fed Funds target rate had fallen to 0.25 percent and the Prime rate to 3.25 percent.  Interest rates continue to remain stable at this low level.  Consequently, the Company realized lower yields on earning assets and lower funding costs.
During 2010, tax-equivalent interest income decreased $5.4 million or 10.9 percent to $44.1 million.  This decrease was driven by the lower average yield on earning assets and a decrease in the average volume of earning assets:
•
Of the $5.4 million decrease in interest income on a tax-equivalent basis, $2.5 million was attributed to reduced yields on interest-earning assets, and $2.9 million was due to the decrease in average interest-earning assets.

•
The average volume of interest-earning assets decreased $45.9 million to $821.0 million in 2010 compared to $866.9 million in 2009. This was due primarily to a $25.3 million decrease in average investment securities and a $28.3 million decrease in average loans, partially offset by an $8.2 million increase in federal funds sold and interest-bearing deposits.

Annual Report Page Number 6

·
The yield on interest-earning assets decreased 33 basis points to 5.38 percent in 2010 due to the continued re-pricing in an overall lower interest rate environment.  Yields on most earning assets, particularly those with variable rates, fell due to these lower market rates.  There was a slight increase in the yield on residential mortgage loans.

    Total interest expense was $14.0 million in 2010, a decrease of $7.5 million or 35.0 percent compared to 2009.  This decrease was driven by the lower overall interest rate environment combined with the shift in deposit mix away from higher priced products and a decrease in the average volume of interest-bearing liabilities:
•
Of the $7.5 million decrease in interest expense in 2010, $4.3 million was attributed to a decrease in the rates paid on interest-bearing liabilities, and $3.3 million was due to the decrease in the volume of average interest-bearing liabilities.

•
Interest-bearing liabilities averaged $707.8 million in 2010, a decrease of $49.6 million, or 6.5 percent, compared to 2009.  The decrease in interest-bearing liabilities was a result of decreases in average time deposits and borrowed funds, partially offset by increases in all other deposit categories.

•
The average cost of interest-bearing liabilities decreased 87 basis points to 1.97 percent, primarily due to the repricing of deposits in a lower interest rate environment.  This was partially offset by an increase in the cost of borrowings due to the use of low cost overnight lines of credit and a low rate repurchase agreement in 2009 and not in 2010.  The cost of interest-bearing deposits decreased 105 basis.

•	The lower cost of funding was also attributed to a shift in the mix of deposits from higher cost time deposits to lower cost savings deposits and demand deposits.

Tax-equivalent net interest income amounted to $30.1 million in 2010, an increase of $2.1 million, or 7.7 percent, compared to 2009. Net interest margin increased 45 basis points to 3.67 percent for 2010, compared to 3.22 percent in 2009.  The net interest spread was 3.41 percent, a 54 basis point increase from 2.87 percent in 2009.
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

Annual Report Page Number 7

Consolidated Average Balance Sheets

(Dollar amounts in thousands - interest amounts and interest rates/yields on a fully tax-equivalent basis.)
For the years ended December 31,

	2010			2009
	Average		Rate/	Average		Rate/
	Balance	Interest	Yield	Balance	Interest	Yield
ASSETS

Interest-earning assets:
Federal funds sold and interest-bearing deposits	$35,349	$87	0.25%	$27,163	$117	0.43%
Federal Home Loan Bank stock	4,646	235	5.06	5,061	277	5.47
Securities:
Available for sale	118,984	4,353	3.66	135,537	6,189	4.57
Held to maturity	23,496	1,149	4.89	32,292	1,593	4.93
Total securities (A)	142,480	5,502	3.86	167,829	7,782	4.64
Loans, net of unearned discount:
SBA	95,353	5,264	5.52	103,031	6,246	6.06
SBA 504	66,767	4,305	6.45	73,517	4,821	6.56
Commercial	285,771	18,130	6.34	301,340	19,881	6.60
Residential mortgage	132,414	7,684	5.80	126,474	7,252	5.73
Consumer	58,200	2,926	5.03	62,481	3,160	5.06
Total loans (A),(B)	638,505	38,309	6.00	666,843	41,360	6.20
Total interest-earning assets	$820,980	$44,133	5.38%	$866,896	$49,536	5.71%
Noninterest-earning assets:
Cash and due from banks	20,672			18,948
Allowance for loan losses	(14,667)			(11,721)
Other assets	41,817			33,913
Total noninterest-earning assets	47,822			41,140
Total Assets	$868,802			$908,036

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$100,729	$737	0.73%	$89,500	$1,063	1.19%
Savings deposits	289,156	2,829	0.98	214,274	3,574	1.67
Time deposits	216,488	6,173	2.85	341,233	12,523	3.67
Total interest-bearing deposits	606,373	9,739	1.61	645,007	17,160	2.66
Borrowed funds and subordinated debentures	101,449	4,296	4.18	112,403	4,422	3.88
Total interest-bearing liabilities	$707,822	$14,035	1.97%	$757,410	$21,582	2.84%
Noninterest-bearing liabilities:
Demand deposits	87,684			79,252
Other liabilities	4,174			4,313
Total noninterest-bearing liabilities	91,858			83,565
Shareholders’ equity	69,122			67,061
Total Liabilities and Shareholders’ Equity	$868,802			$908,036
Net interest spread		$30,098	3.41%		$27,954	2.87%
Tax-equivalent basis adjustment		(98)			(126)
Net interest income		$30,000			$27,828
Net interest margin			3.67%			3.22%

A)
Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state tax rates.

B)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

Annual Report Page Number 8

2008			2007			2006
Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield

$26,686	$471	1.76%	$22,290	$1,068	4.79%	$21,606	$1,042	4.82%
4,353	240	5.51	3,336	258	7.73	2,340	139	5.94

74,243	3,761	5.07	65,853	3,253	4.94	64,134	2,964	4.62
31,710	1,654	5.22	37,724	1,986	5.26	41,156	2,069	5.03
105,953	5,415	5.11	103,577	5,239	5.06	105,290	5,033	4.78

101,430	8,370	8.25	84,185	9,039	10.74	84,113	8,615	10.24
74,617	5,572	7.47	66,393	5,345	8.05	54,462	4,514	8.29
308,751	21,424	6.94	275,448	20,393	7.40	240,311	17,400	7.24
100,110	5,971	5.96	68,443	3,995	5.84	59,933	3,305	5.51
59,291	3,462	5.84	54,789	3,722	6.79	47,652	3,208	6.73
644,199	44,799	6.95	549,258	42,494	7.74	486,471	37,042	7.61
$781,191	$50,925	6.52%	$678,461	$49,059	7.23%	$615,707	$43,256	7.02%

17,529			13,467			12,439
(9,179)			(8,184)			(7,493)
31,667			29,304			29,302
40,017			34,587			34,248
$821,208			$713,048			$649,955

$84,336	$1,468	1.74%	$85,750	$1,928	2.25%	$117,730	$2,648	2.25%
168,784	3,644	2.16	204,214	8,064	3.95	183,815	6,948	3.78
330,174	13,836	4.19	213,407	10,206	4.78	169,572	7,101	4.19
583,294	18,948	3.25	503,371	20,198	4.01	471,117	16,697	3.54
108,214	4,526	4.18	84,962	4,276	5.03	55,756	2,735	4.91
$691,508	$23,474	3.39%	$588,333	$24,474	4.16%	$526,873	$19,432	3.69%

78,282			75,581			77,747
2,531			2,416			2,218
80,813			77,997			79,965
48,887			46,718			43,117
$821,208			$713,048			$649,955
	$27,451	3.13%		$24,585	3.07%		$23,824	3.33%
	(160)			(159)			(79)
	$27,291			$24,426			$23,745
		3.51%			3.62%			3.87%

Annual Report Page Number 9

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

	2010 versus 2009			2009 versus 2008
Year ended December 31,	Increase (Decrease) Due to change in			Increase (Decrease) Due to change in
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Federal funds sold and interest-bearing deposits	$28	$(58)	$(30)	$8	$(362)	$(354)
Federal Home Loan Bank stock	(22)	(20)	(42)	39	(2)	37
Investment securities	(1,129)	(1,151)	(2,280)	2,862	(495)	2,367
Net loans	(1,750)	(1,301)	(3,051)	1,242	(4,681)	(3,439)
Total interest income	$(2,873)	$(2,530)	$(5,403)	$4,151	$(5,540)	$(1,389)
Interest Expense:
Interest-bearing demand deposits	$122	$(448)	$(326)	$85	$(490)	$(405)
Savings deposits	1,014	(1,759)	(745)	861	(931)	(70)
Time deposits	(3,941)	(2,409)	(6,350)	451	(1,764)	(1,313)
Total deposits	$(2,805)	$(4,616)	$(7,421)	$1,397	$(3,185)	$(1,788)
Borrowed funds and subordinated debentures	(452)	326	(126)	192	(296)	(104)
Total interest expense	$(3,257)	$(4,290)	$(7,547)	$1,589	$(3,481)	$(1,892)
Net interest income – fully tax-equivalent	$384	$1,760	$2,144	$2,562	$(2,059)	$503
Decrease (increase) in tax-equivalent adjustment			28			34
Net interest income			$2,172			$537

Provision for Loan Losses
The provision for loan losses totaled $7.3 million for 2010, a decrease of $750 thousand compared to $8.0 million for 2009.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio. Additional information may be found under the caption, “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.” The current provision is considered appropriate under management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income
Noninterest income was $5.1 million for 2010, a $2.9 million increase compared to $2.1 million for 2009.  The increase is primarily due to other-than-temporary impairment (“OTTI”) charges recorded during 2009, compared to no OTTI charges during 2010 and to higher gains on the sale of residential mortgage loans.  Excluding OTTI, noninterest income would have increased $318 thousand.  The following table shows the components of noninterest income for 2010 and 2009:

(In thousands)	2010	2009
Branch fee income	$1,424	$1,418
Service and loan fee income	979	1,214
Gain on sale of SBA loans held for sale, net	500	393
Gain on sale of mortgage loans	1,052	217
Bank owned life insurance	310	222
Other-than-temporary impairment charges on securities	-	(2,611)
Net security gains	85	855
Other income	719	432
Total noninterest income	$5,069	$2,140

Changes in our noninterest income reflect:
•	Branch fee income was relatively flat for 2010 when compared to 2009.
•	Service and loan fee income decreased $235 thousand, primarily as a result of lower levels of prepayment fees.

Annual Report Page Number 10

•	Net gains on SBA loan sales amounted to $500 thousand on $4.8 million in sales.
•	Gains on the sale of mortgage loans increased $835 thousand due to a higher volume of loans sold. Sales of mortgage loans totaled $54.3 million and $17.7 million for 2010 and 2009, respectively.
•
In December 2004, the Company purchased $5.0 million of bank owned life insurance (“BOLI”).  An additional $2.5 million was purchased in January 2010 to help offset the rising costs of employee benefits.  The increase in the cash surrender value of BOLI was $310 thousand for 2010, compared to $222 thousand in 2009.

•
No OTTI charges on securities were recorded in 2010. During 2009, the Company recognized $2.6 million of credit related other-than-temporary impairment losses on two held to maturity securities due to the deterioration in the underlying collateral. These two pooled trust preferred securities, which had a cost basis of $3.0 million, had been previously written down $306 thousand in December of 2008.  The remaining book value of the trust preferred securities is approximately $50 thousand as of December 31, 2010.

•
The Company realized net security gains of $85 thousand on the sale of securities in 2010 compared to $855 thousand in 2009.  The gross gains during 2010 are primarily attributed to the Company selling approximately $11.0 million in book value of mortgage-backed securities, resulting in pretax gains of approximately $329 thousand, five called structured agency securities with resulting gains of $8 thousand, and one called held to maturity municipal security with a resulting gain of $4 thousand.  These gains were partially offset by losses of $166 thousand on the sale of approximately $3.5 million in book value of three mortgage-backed securities and losses of $90 thousand on the sale of five held to maturity tax-exempt municipal securities with a total book value of approximately $2.0 million.  Although designated as held to maturity, these municipal securities were sold due to deterioration in the issuer’s creditworthiness, as evidenced by downgrades in their credit ratings.  The gross gains of $855 thousand in 2009 are primarily attributed to the Company selling approximately $31.5 million in book value of mortgage-backed securities, resulting in pretax gains of approximately $827 thousand on the sales.  The Company also sold its remaining callable Freddie Mac perpetual preferred securities resulting in pretax gains of $28 thousand. There were no realized losses in 2009.

•
Other income totaled $719 thousand and $432 thousand in 2010 and 2009, respectively.  The increase is primarily due to a refund of New Jersey state sales tax for overpayment in previous years received during the second quarter of 2010.

Noninterest Expense

  Total noninterest expense was $25.0 million for 2010, an increase of $1.0 million or 4.4 percent over 2009. The following table presents a breakdown of noninterest expense for the years ended December 31, 2010 and 2009:

(In thousands)	2010	2009
Compensation and benefits	$11,875	$11,243
Occupancy	2,522	2,552
Processing and communications	2,139	2,077
Furniture and equipment	1,755	1,829
Professional services	737	1,042
Loan collection costs	964	1,023
OREO expense	1,316	220
Deposit insurance	1,301	1,707
Advertising	624	530
Other expenses	1,757	1,724
Total noninterest expense	$24,990	$23,947

Changes in noninterest expense reflect:

•
Compensation and benefits expense, the largest component of noninterest expense, increased $632 thousand or 5.6 percent.  This increase is attributable to an increase in compensation, higher employee medical benefits costs, and increased residential mortgage commissions due to higher sales volumes, partially offset by lower incentive bonus payouts.  At December 31, 2010 and 2009 there were 172 and 165 full-time equivalent employees, respectively.

•
Occupancy expense declined $30 thousand or 1.2 percent due primarily to the renegotiation of the lease on the Company’s corporate headquarters and a decline in depreciation expenses on capital expenditures, partially offset by an increase in seasonal snow removal costs, property taxes, and janitorial expenses.

•	Processing and communications expenses increased $62 thousand or 3.0 percent. This increase was primarily the result of increased data processing line costs and cell phone expenses.
•	Furniture and equipment expense decreased $74 thousand or 4.0 percent due to lower depreciation expense as capital expenditures declined, as well as lower maintenance costs on equipment.
•	Professional service fees decreased $305 thousand or 29.3 percent in 2010 due to lower audit, legal and loan review fees.
•	Loan collection costs decreased $59 thousand or 5.8 percent due to decreased collections costs on a lower level of past due loans.
•	OREO expenses increased $1.1 million due to increased maintenance and valuation related expenses on OREO properties.
•	Deposit insurance expense decreased $406 thousand in 2010 due primarily to the $408 thousand special assessment in the second quarter of 2009, while there was no comparable charge in 2010.

Annual Report Page Number 11

•	Advertising expense increased $94 thousand or 17.7 percent in 2010, which reflects the Company’s sales initiatives and brand recognition efforts.
•	Other expenses increased $33 thousand or 1.9 percent compared to the prior year. This increase was due primarily to uninsured losses.

Income Tax Expense
For 2010, the Company reported income tax expense of $589 thousand for a 20.8 percent effective tax rate compared to an income tax benefit of $898 thousand or a 45.4 percent effective tax rate in 2009.  The benefit in 2009 was due to a net loss.  The Company anticipates a higher effective tax rate in 2011.

Financial Condition
Total assets decreased $111.9 million or 12.0 percent, to $818.4 million at December 31, 2010, compared to $930.4 million at December 31, 2009. This decrease was due to a $41.1 million decrease in total loans, a $40.8 million decrease in total securities, and a $29.7 million decrease in cash and cash equivalents, while total deposits decreased $103.5 million and total borrowed funds and subordinated debentures declined $10.0 million.  Total shareholders’ equity increased $2.2 million from the prior year. Average total assets for 2010 were $868.8 million, a $39.2 million decrease from the prior year’s $908.0 million average balance. Further discussion of these fluctuations is discussed in the sections that follow.

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
AFS securities totaled $107.1 million at December 31, 2010, a decrease of $33.6 million or 23.9 percent, compared to $140.8 million at December 31, 2009.  This net decrease was the result of the following:
•	$65.9 million in principal payments, maturities and called bonds,
•	$14.3 million in sales net of realized gains, which consisted primarily of mortgage-backed securities and collateralized mortgage obligations (“CMOs”), and
•	$836 thousand in net amortization of premiums, partially offset by
•
$46.7 million in purchases, which consisted of $24.4 million of mortgage-backed securities and CMOs, $13.0 million of U.S. Government sponsored entities, $8.3 million state and political subdivision bonds, and $1.0 million of Community Reinvestment Act (“CRA”) investments, and

•
$705 thousand appreciation in the fair value of the portfolio.  At December 31, 2010, the portfolio had a net unrealized gain of $697 thousand compared to a net unrealized loss of $8 thousand at the end of the prior year. These unrealized gains (losses) are reflected net of tax in shareholders’ equity as accumulated other comprehensive income (loss).

The average balance of securities available for sale amounted to $119.0 million in 2010 compared to $135.5 million in 2009. The average yield earned on the available for sale portfolio decreased 91 basis points, to 3.66 percent in 2010 from 4.57 percent in 2009. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 2.5 years at December 31, 2010 and 2009.
At December 31, 2010, the Company’s available for sale portfolio included one bank trust preferred security with a book value of $977 thousand and a fair value of $565 thousand. The Company monitors the credit worthiness of the issuer of this security quarterly. At December 31, 2010, the Company had not taken any OTTI credit loss adjustments on this security. Management will continue to monitor the performance of the security and the underlying institution for impairment.
HTM securities were $21.1 million at December 31, 2010, a decrease of $7.1 million or 25.3 percent, from year-end 2009.  This net decrease was the result of:
•	$8.9 million in principal payments, maturities and called bonds,
•	$2.0 million in sales net of realized losses, which consisted primarily of state and political subdivision bonds which were downgraded, and
•	$45 thousand in net amortization of premiums, partially offset by
•	$3.8 million in purchases of mortgage-backed securities and obligations of state and political subdivisions.

As of December 31, 2010 and 2009, the fair value of held to maturity securities was $21.4 million and $28.4 million, respectively. The average balance of securities held to maturity amounted to $23.5 million in 2010 compared to $32.3 million in 2009. The average yield earned on held to maturity securities decreased 4 basis points, from 4.93 percent in 2009 to 4.89 percent in 2010. The weighted average repricing of held to maturity securities, adjusted for prepay-

Annual Report Page Number 12

ments, amounted to 3.5 years and 2.7 years at December 31, 2010 and December 31, 2009, respectively.
During 2009, the Company recognized $2.6 million of credit related other-than-temporary impairment losses on two held to maturity securities due to the deterioration in the underlying collateral. These two securities were transferred from the AFS portfolio to the HTM portfolio during 2008 at fair value with the adjustment being posted to other comprehensive income in shareholders’ equity.  Consequently, the $2.6 million OTTI charge resulted in a $1.5 million net decrease to HTM securities and a $1.1 million increase to other comprehensive income in shareholders’ equity. These two pooled trust preferred securities, which had a cost basis of $3.0 million, had been previously written down by $306 thousand in December of 2008.  The remaining book value of the trust preferred securities was approximately $50 thousand at December 31, 2010.
Securities with a carrying value of $63.4 million and $71.4 million at December 31, 2010 and 2009, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.
Approximately 84 percent of the total investment portfolio had a fixed rate of interest at December 31, 2010.

Loan Portfolio
The loan portfolio, which represents the Company’s largest asset group, is a significant source of both interest and fee income. The portfolio consists of SBA, SBA 504, commercial, residential mortgage and consumer loans. Different segments of the loan portfolio are subject to differing levels of credit and interest rate risk.
Total loans decreased $41.1 million or 6.3 percent to $615.9 million at December 31, 2010, compared to $657.0 million at year-end 2009. The declines occurred in all loan types, are a direct result of the economic downturn, low consumer and business confidence levels, and reflect the impact of loan sales and reduced loan demand.  Creditworthy borrowers are cutting back on capital expenditures or postponing their purchases in hopes that the economy will improve.  In general, banks are lending less because consumers and businesses are demanding less credit.
The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses for the past five years at December 31:

	2010		2009		2008		2007		2006
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	$10,397	1.7%	$21,406	3.3%	$22,181	3.2%	$24,640	4.2%	$12,273	2.4%
SBA held to maturity	75,741	12.3	77,844	11.8	83,127	12.1	68,875	11.7	66,802	13.2
SBA 504	64,276	10.4	70,683	10.8	76,802	11.2	72,145	12.2	58,067	11.4
Commercial	281,205	45.7	293,739	44.6	308,165	44.9	293,641	49.7	254,128	50.1
Residential mortgage	128,400	20.8	133,059	20.3	133,110	19.5	73,697	12.5	63,493	12.5
Consumer	55,917	9.1	60,285	9.2	62,561	9.1	57,134	9.7	52,927	10.4
Total loans	$615,936	100.0%	$657,016	100.0%	$685,946	100.0%	$590,132	100.0%	$507,690	100.0%

Average loans decreased $28.3 million or 4.2 percent from $666.8 million in 2009 to $638.5 million in 2010.  The decrease in average loans was due to a decline in all loan products except residential mortgage loans. The yield on the overall loan portfolio fell 20 basis points to 6.00 percent in 2010 compared to 6.20 percent in 2009. This decrease was the result of variable rate, prime-based loan products such as SBA loans and home equity lines of credit repricing lower as market rates remained low in 2010.  The prime rate has remained at 3.25 percent since December 2008.
SBA loans, on which the SBA provides guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company than its other loan products.  The Company’s SBA loans were historically sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.  During the third and fourth quarters of 2008, as a result of the significantly reduced premiums on sale and the ongoing credit crisis, the Company closed all SBA production offices outside of its New Jersey, Pennsylvania and New York primary trade area.  Consequently, the volume of new SBA loans and gains on SBA loans declined in 2010 and 2009.  In addition, new authoritative accounting guidance under FASB ASC Topic 860, “Transfers and Servicing,” requires that the gains on sales of SBA 7(a) loans be deferred for a 90-day period after the sale.
SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $10.4 million at December 31, 2010, a decrease of $11.0 million from $21.4 million at December 31, 2009.  SBA 7(a) loans held to maturity amounted to $75.7 million at December 31, 2010, a decrease of $2.1 million from $77.8 million at December 31, 2009. The yield on SBA loans, which are generally floating and adjust quarterly to the Prime rate, was 5.52 percent for 2010, compared to 6.06 percent for the prior year due to the continued low interest rate environment.
At December 31, 2010, SBA 504 loans totaled $64.3 million, a decrease of $6.4 million from $70.7 million at December 31, 2009. The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property. Generally, the Company has a 50 percent loan to value ratio on SBA 504 program loans.  The yield on SBA 504 loans dropped 11 basis points to 6.45 percent for 2010 compared to 6.56 percent for 2009.

Annual Report Page Number 13

Commercial loans are generally made in the Company’s market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $281.2 million at December 31, 2010, a decrease of $12.5 million from year-end 2009. This decrease can be attributed to principal pay-downs on these loans with minimal new loan volume.  The yield on commercial loans was 6.34 percent for 2010, compared to 6.60 percent for the prior year.
Residential mortgage loans consist of loans secured by 1 to 4 family residential properties. These loans amounted to $128.4 million at December 31, 2010, a decrease of $4.7 million from $133.1 million at year-end 2009. New loan volume during the year was offset by the sale of mortgage loans totaling $54.3 million.  The yield on residential mortgages was 5.80 percent for the year ended December 31, 2010, compared to 5.73 percent for 2009.
Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $55.9 million at December 31, 2010, a decrease of $4.4 million from December 31, 2009.  The yield on consumer loans was 5.03 percent for 2010, compared to 5.06 percent for the prior year.
As of December 31, 2010, approximately 12 percent of the Company’s total loan portfolio consisted of loans to various unrelated and unaffiliated borrowers in the Hotel/Motel industry.  Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.  There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio. There are no foreign loans in the portfolio.  As a preferred SBA lender, a portion of the SBA portfolio is to borrowers outside the Company’s lending area. However, during late 2008, the Company withdrew from SBA lending outside of its primary trade area, but continues to offer SBA loan products as an additional credit product within its primary trade area.
The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2010:

(In thousands)	Within 1 Year	1-5 Years	After 5 Years	Total
SBA	$62,733	$12,712	$10,693	$86,138
SBA 504	18,079	40,768	5,429	64,276
Commercial	119,728	137,285	24,192	281,205
Residential mortgage	30,152	55,084	43,164	128,400
Consumer	37,567	11,723	6,627	55,917
Total	$268,259	$257,572	$90,105	$615,936
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$173,867
Floating or adjustable interest rates				173,810
Total				$347,677

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
          The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors. The current state of the economy and the downturn in the real estate market have resulted in increased loan delinquencies and defaults.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrowers’ financial statements and tax returns.
          Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal, until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans.  Loans past due 90 days or more and still accruing generally represent loans that are well collateralized and in a continuing process that are expected to result in repayment or restoration to current status.

Annual Report Page Number 14

The following table sets forth information concerning nonperforming loans and nonperforming assets at December 31 for the past five years:

(In thousands)	2010	2009	2008	2007	2006
Nonperforming by category:
SBA (1)	$8,162	$6,559	$4,228	$2,110	$5,212
SBA 504	2,714	5,575	4,600	-	-
Commercial	5,452	7,397	5,247	1,630	3,172
Residential mortgage	5,085	5,578	1,808	1,192	322
Consumer	249	387	237	529	203
Total nonperforming loans	$21,662	$25,496	$16,120	$5,461	$8,909
OREO	2,346	1,530	710	106	211
Total nonperforming assets	$24,008	$27,026	$16,830	$5,567	$9,120
Past due 90 days or more and still accruing interest:
SBA	$374	$592	$332	$114	$-
SBA 504	-	-	-	-	-
Commercial	-	469	146	41	-
Residential mortgage	-	1,196	2,058	-	78
Consumer	-	29	-	-	-
Total	$374	$2,286	$2,536	$155	$78
Nonperforming loans to total loans	3.52%	3.88%	2.35%	0.93%	1.75%
Nonperforming assets to total loans and OREO	3.88	4.10	2.45	0.94	1.80
Nonperforming assets to total assets	2.93	2.90	1.87	0.74	1.31
(1) SBA loans guaranteed	$2,706	$1,931	$1,983	$714	$2,953

The current state of the economy largely impacts the Company’s level of delinquent and nonperforming loans.  The recession that began in 2008 continues to put a strain on the Company’s borrowers and their ability to pay their loan obligations.  Unemployment rates are at the highest level in 25 years and businesses are reluctant to hire.  Unemployment and flat wages have caused consumer spending and demand for goods to decline, impacting the profitability of small businesses.  Consequently, the Company’s nonperforming loans remain at an elevated level.
Nonperforming loans were $21.7 million at December 31, 2010, a $3.8 million decrease from $25.5 million at year-end 2009.  Nonperforming loans decreased in all loan categories, except for SBA loans. Included in nonperforming loans at December 31, 2010, are approximately $2.7 million of loans guaranteed by the SBA, compared to $1.9 million at December 31, 2009.  In addition, there were $374 thousand and $2.3 million in loans past due 90 days or more and still accruing interest at December 31, 2010 and December 31, 2009, respectively.
Other real estate owned (“OREO”) properties totaled $2.3 million at December 31, 2010, an increase of $816 thousand from $1.5 million at year-end 2009.  During the year, the Company took title to nineteen properties totaling $9.7 million and sold sixteen properties totaling $8.9 million.  A net loss of $807 thousand was realized on the sales during 2010.
Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $5.5 million at December 31, 2010, an increase of $3.9 million from $1.6 million at December 31, 2009.  The increase is due to the addition of $8.8 million during 2010 which consisted primarily of SBA and commercial loans, partially offset by the removal of $4.9 million during the period.
The Company has defined impaired loans to be all nonperforming loans and troubled debt restructurings.  Troubled debt restructurings (“TDRs”) occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, such as a below market interest rate, extending the maturity of a loan, or a combination of both.  At December 31, 2010, there were fifteen loans totaling $14.1 million that were classified as TDRs by the Company and are deemed impaired, compared to four loans totaling $6.6 million at December 31, 2009.  TDRs are not included in the nonperforming or potential problem loan figures listed above, as they continue to perform under their modified terms.

Annual Report Page Number 15

Allowance for Loan Losses and Unfunded Loan Commitments

Management reviews the level of the allowance for loan losses on a quarterly basis.  The methodology used to assess the adequacy of the allowance includes the calculation of specific and general reserves.  Specific reserves are made to impaired loans, which have been defined to include all nonaccrual loans and troubled debt restructurings.  The general reserve is set based upon a representative average historical net charge-off rate adjusted for certain environmental factors such as: delinquency and impairment trends, charge-off and recovery trends, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.
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
According to the Company’s policy, a loss (“charge-off”) is to be recognized and charged to the allowance for loan losses as soon as a loan is recognized as uncollectable.  All credits which are 90 days past due must be analyzed for the Company’s ability to collect. Once a loss is known to exist, the loss approval process is immediately expedited.
Beginning in 2009, the Company significantly increased its loan loss provisions in response to the inherent credit risk within its loan portfolio and changes to some of the environmental factors noted above.  The inherent credit risk was evidenced by the increase in net charge-offs during the year, as the downturn in the economy impacted borrowers’ abilities to pay and factors, such as a weakened housing market, eroded the value of underlying collateral.
The allowance for loan losses totaled $14.4 million and $13.8 million at December 31, 2010 and December 31, 2009, respectively, with a resulting allowance to total loan ratios of 2.33 percent and 2.11 percent, respectively.  Net charge-offs amounted to $6.7 million in 2010, compared to $4.5 million in 2009.  The increase in net charge-offs was primarily related to the SBA 504 and commercial loan portfolios, most of which are secured by real estate.  Net charge-offs to average loan ratios are shown in the table below for each major loan category.  In 2010, the highest net charge-off ratio can be seen in the Company’s higher risk SBA 504 portfolio.

Annual Report Page Number 16

The following is a summary of the allowance for loan losses for the past five years:

(In thousands)	2010	2009	2008	2007	2006
Balance, beginning of year	$13,842	$10,326	$8,383	$7,624	$6,892
Provision charged to expense	7,250	8,000	4,500	1,550	1,550
Charge-offs:
SBA	1,351	1,874	1,246	770	573
SBA 504	1,548	812	1,000	-	-
Commercial	3,627	1,845	408	155	298
Residential mortgage	500	216	25	-	-
Consumer	245	27	145	50	62
Total charge-offs	7,271	4,774	2,824	975	933
Recoveries:
SBA	243	123	177	147	20
SBA 504	-	27	-	-	-
Commercial	296	134	39	18	75
Residential mortgage	-	-	-	-	-
Consumer	4	6	51	19	20
Total recoveries	543	290	267	184	115
Total net charge-offs	$6,728	$4,484	$2,557	$791	$818
Balance, end of year	$14,364	$13,842	$10,326	$8,383	$7,624
Selected loan quality ratios:
Net charge-offs to average loans:
SBA	1.16%	1.70%	1.05%	0.74%	0.66%
SBA 504	2.32	1.07	1.34	0.00	0.00
Commercial	1.17	0.57	0.12	0.05	0.09
Residential mortgage	0.38	0.17	0.02	0.00	0.00
Consumer	0.41	0.03	0.16	0.06	0.09
Total loans	1.05	0.67	0.40	0.14	0.17
Allowance to total loans	2.33	2.11	1.51	1.42	1.50
Allowance to nonperforming loans	66.31	54.29	64.06	153.49	85.58

The following table sets forth, for each of the major lending categories, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31st of each year.  The allocated allowance is the total of identified specific and general reserves by loan category.  The allocation is not necessarily indicative of the categories in which future losses may occur.  The total allowance is available to absorb losses from any segment of the portfolio.

	2010		2009		2008		2007		2006
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Balance applicable to:
SBA	$4,198	14.0%	$3,247	15.1%	$2,579	15.3%	$2,181	15.9%	$1,961	15.6%
SBA 504	1,551	10.4	1,872	10.8	1,065	11.2	902	12.2	726	11.4
Commercial	6,011	45.7	6,013	44.6	4,415	44.9	4,186	49.7	3,728	50.1
Residential mortgage	1,679	20.8	1,615	20.3	1,464	19.5	564	12.5	221	12.5
Consumer	586	9.1	632	9.2	646	9.1	505	9.7	319	10.4
Unallocated	339	-	463	-	157	-	45	-	669	-
Total	$14,364	100.0%	$13,842	100.0%	$10,326	100.0%	$8,383	100.0%	$7,624	100.0%

In addition to the allowance for loan losses, the Company maintains an allowance for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Management determines this amount using estimates of future loan funding and losses related to those credit exposures. Adjustments to the allowance are made through other expense and applied to the allowance which is maintained in other liabilities.  At December 31, 2010, a $66 thousand commitment reserve was reported on the balance sheet as an “other liability” compared to a $76 thousand commitment reserve at December 31, 2009.

Annual Report Page Number 17

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
The following are period-end deposit balances for each of the last three years:

At December 31,	2010		2009		2008
(In thousands)	Amount	%	Amount	%	Amount	%
Ending balance:
Noninterest-bearing demand deposits	$91,272	13.9%	$80,100	10.6%	$74,090	10.5%
Interest-bearing demand deposits	105,530	16.1	100,046	13.2	87,046	12.3
Savings deposits	277,394	42.5	286,334	37.7	134,875	19.1
Time deposits	180,592	27.5	291,759	38.5	411,106	58.1
Total deposits	$654,788	100.0%	$758,239	100.0%	$707,117	100.0%

Total deposits decreased $103.5 million to $654.8 million at December 31, 2010, from $758.2 million at December 31, 2009.  The decrease in deposits was the result of a $111.2 million decrease in time deposits and an $8.9 million decrease in savings deposits, partially offset by an $11.2 million increase in noninterest-bearing demand deposits and a $5.5 million increase in interest-bearing demand deposits.  The decline in time deposits was due to the planned run off of a maturing high rate promotion done at the end of 2008 to bolster liquidity.  The increase in noninterest-bearing and interest-bearing demand deposits was a result of new sales initiatives and efforts by branch personnel to bring in deposit relationships.
The mix of deposits shifted to a more favorable mix during 2010 as the concentration of time deposits fell from 38.5 percent of total deposits at December 31, 2009 to 27.5 percent of total deposits at December 31, 2010.  The average cost of interest-bearing deposits in 2010 was 1.61 percent compared to 2.66 percent for 2009.  The decrease in the cost of deposits is attributed to the lower interest rate environment and the favorable shift from higher cost time deposits to demand and savings deposits.
The following are average deposits for each of the last three years:

	2010		2009		2008
(In thousands)	Amount	%	Amount	%	Amount	%
Average balance:
Noninterest-bearing demand deposits	$87,684	12.6%	$79,252	10.9%	$78,282	11.8%
Interest-bearing demand deposits	100,729	14.5	89,500	12.4	84,336	12.7
Savings deposits	289,156	41.7	214,274	29.6	168,784	25.5
Time deposits	216,488	31.2	341,233	47.1	330,174	50.0
Total deposits	$694,057	100.0%	$724,259	100.0%	$661,576	100.0%

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
As of December 31, 2010, borrowed funds totaled $90.5 million, a decrease of $10.0 million from the prior year-end. This decrease was due to the maturity of a $10.0 million fixed rate FHLB advance in December 2010.
As of December 31, 2010 and 2009, the Company was a party to the following transactions:

(In thousands)	2010	2009
FHLB borrowings:
Fixed rate advances	$30,000	$40,000
Repurchase agreements	30,000	30,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	15,465	15,465

At December 31, 2010, the Company had $73.2 million of additional credit available at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.
For additional information, see Note 10 to the Consolidated Financial Statements.

Annual Report Page Number 18

Market Risk
Based on the Company’s business, the two largest risks facing the Company are market risk and credit risk.  Market risk for the Company is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. The Company’s Risk Management Committee (“RMC”) manages this risk. The principal objectives of RMC are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board-approved guidelines.  RMC reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.
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
The following table sets forth the gap ratio at December 31, 2010.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six months	Six months through one year	More than one year through three years	More than three years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets
Cash & due from banks	$-	$-	$-	$-	$-	$17,637	$17,637
Federal funds sold and interest-bearing deposits	26,289	-	-	-	-	-	26,289
Federal Home Loan Bank stock	-	-	-	-	-	4,206	4,206
Securities	28,485	16,999	37,526	14,031	18,189	13,012	128,242
Loans	205,362	62,897	171,664	85,908	47,708	42,397	615,936
Other assets	-	-	-	-	-	26,100	26,100
Total Assets	$260,136	$79,896	$209,190	$99,939	$65,897	$103,352	$818,410
Liabilities and Shareholders’ Equity
Noninterest-bearing demand deposits	$-	$-	$-	$-	$-	$91,272	$91,272
Savings and interest-bearing demand deposits	156,307	943	103,784	72,881	49,009	-	382,924
Time deposits	61,296	42,952	65,103	10,935	306	-	180,592
Borrowed funds and subordinated debentures	15,000	-	-	10,000	65,000	465	90,465
Other liabilities	-	-	-	-	-	3,072	3,072
Shareholders’ equity	-	-	-	-	-	70,085	70,085
Total Liabilities and Shareholders’ Equity	$232,603	$43,895	$168,887	$93,816	$114,315	$164,894	$818,410
Interest Rate Swap	$15,000	$(10,000)	$(5,000)	$-	$-	$-	$-
Gap	$42,533	$26,001	$35,303	$6,123	$(48,418)	$(61,542)	$-
Cumulative Gap	$42,533	$68,534	$103,837	$109,960	$61,542	$-	$-
Cumulative Gap to Total Assets%	5.2%	8.4%	12.7%	13.4%	7.5%	-	-

At December 31, 2010, there was a six-month asset-sensitive gap of $42.5 million and a one-year asset-sensitive gap of $68.5 million, as compared to asset-sensitive gaps of $31.6 million and $38.2 million at December 31, 2009.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.
Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modifica-

Annual Report Page Number 19

tion of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by RMC to correct the imbalance. Simulations are typically created over a 12 to 24 month time horizon. At December 31, 2010, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would decrease by approximately $140 thousand, or 0.5 percent. A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $592 thousand or 1.9 percent. These variances in net interest income are within the Board-approved guidelines of +/- 5 percent.
Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Like the simulation model, results falling outside prescribed ranges require action by RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 8.46 percent in a rising rate environment and a decline of 9.13 percent in a falling rate environment at December 31, 2010.  At December 31, 2009, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 11.99 percent in a rising rate environment and a decline of 11.86 percent in a falling rate environment. The variance in the EVPE at December 31, 2010 and 2009 is within Board-approved guidelines of +/- 35 percent.

Financial Derivatives
In order to manage interest rate risk, the Company may enter into financial derivative contracts such as interest rate swaps.  At December 31, 2010 and 2009 the Company was a party to interest rate swap agreements used to hedge variable rate debt as follows:

(In thousands, except percentages and years)	2010	2009
Notional amount	$15,000	$15,000
Weighted average pay rate	4.05%	4.05%
Weighted average receive rate (three-month LIBOR)	0.34%	0.90%
Weighted average maturity in years	0.90	1.90
Unrealized loss relating to interest rate swaps	$(499)	$(777)

For additional information, see Note 12 to the Company’s Consolidated Financial Statements.

Operating, Investing and Financing
The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2010, the balance of cash and cash equivalents was $43.9 million, a decrease of $29.7 million from December 31, 2009.
Net cash provided by operating activities totaled $17.0 million for the year ended December 31, 2010, compared to $4.5 million for the prior year. The primary sources of funds were adjustments to net income, such as the provision for loan losses, depreciation expenses, proceeds from SBA loans held for sale and mortgage loans held for sale, offset by originations of SBA and mortgage loans held for sale.
Net cash provided by investing activities amounted to $67.7 million in 2010, compared to of $4.5 million in 2009.  The cash provided by investing activities was primarily a result of sales, maturities and principal payments on securities and a net decrease in loans, partially offset by purchases of securities.
Net cash used in financing activities was $114.4 million in 2010, compared to net cash provided by financing activities of $30.2 million for 2009.  Net cash used in financing activities consisted of a decline in deposits, the repayment of borrowings and dividends paid on preferred stock, partially offset by proceeds from the exercise of stock options and related tax benefits.

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
At December 31, 2010, the Parent Company had $4.1 million in cash and $98 thousand in marketable securities, valued at fair market value compared to $5.1 million in cash and $90 thousand in marketable securities at December 31, 2009.  The decrease in cash at the Parent Company was primarily due to the payment of cash dividends on preferred stock.

Consolidated Bank
The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of loan and investment principal, sales and maturities of investment securities and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are

Annual Report Page Number 20

greatly influenced by general interest rates, economic conditions and competition.
Total FHLB borrowings amounted to $60.0 million and third party repurchase agreements totaled $15.0 million as of December 31, 2010.  At December 31, 2010, $73.2 million was available for additional borrowings from the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.  An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $107.1 million and $10.4 million, respectively, at December 31, 2010.
As of December 31, 2010, deposits included $36.3 million of Government deposits, as compared to $29.2 million at year-end 2009. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $32.1 million of deposits from five municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.
 The Company was committed to advance approximately $66.0 million to its borrowers as of December 31, 2010, compared to $76.2 million at December 31, 2009.  At December 31, 2010, $17.2 million of these commitments expire after one year, compared to $32.7 million a year earlier.  At December 31, 2010, the Company had $1.5 million in standby letters of credit compared to $6.4 million at December 31, 2009.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Off-Balance Sheet Arrangements and Contractual Obligations
The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2010. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby letters of credit	$1,419	$-	$-	$48	$1,467

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2010. Further discussion of these commitments is included in Notes 10 and 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Borrowed funds and subordinated debentures	$-	$-	$10,000	$80,465	$90,465
Operating lease obligations	1,035	2,082	291	-	3,408
Purchase obligations	1,070	353	-	-	1,423
Total	$2,105	$2,435	$10,291	$80,465	$95,296

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
In addition, banks are required to meet a leverage capital requirement, which measures tier 1 capital against average assets. Banks which are highly rated and not experiencing significant growth are required to maintain a leverage ratio of 3 percent while all other banks are expected to maintain a leverage ratio 1 to 2 percentage points higher.

Annual Report Page Number 21

    The following table summarizes the Company’s and the Bank’s risk-based and leveraged capital ratios at December 31, 2010 and 2009, as well as the minimum regulatory capital ratios required to be deemed “well-capitalized.”

Company	2010	2009	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	9.97%	8.83%	4.00%	N/A
Tier 1 risk-based capital ratio	13.04	11.75	4.00	N/A
Total risk-based capital ratio	14.30	13.01	8.00	N/A

Bank	2010	2009	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	8.48%	7.38%	4.00%	5.00%
Tier 1 risk-based capital ratio	11.10	9.82	4.00	6.00%
Total risk-based capital ratio	13.69	12.30	8.00	10.00%

At December 31, 2010, shareholders’ equity was $70.1 million, an increase of $2.2 million from year-end 2009.  The increase in shareholders’ equity was due to net income of $2.2 million, $430 thousand from the issuance of common stock under employee benefit plans, $418 thousand in net unrealized gains on the available for sale securities portfolio, and $166 thousand in net unrealized gains on cash flow hedge derivatives, partially offset by $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options, restricted stock expense, employee option exercises and the tax benefit of options exercised.
On December 5, 2008, the Company completed a transaction with the U.S. Treasury under the Capital Purchase Program (“CPP”) through which the Treasury purchased $20.6 million in preferred stock from the Company.  As part of the CPP, the Company’s future ability to pay cash dividends is limited for so long as the Treasury holds the preferred stock. Consequently the Company may not increase its quarterly cash dividend above $0.05 per share, the quarterly rate in effect at the time the CPP program was announced, without the prior approval of the Treasury.  No dividends were paid in 2010 or 2009.  The Company is currently preserving capital and will resume paying dividends when earnings improve and credit quality improves.
The Company pays quarterly dividends to the U.S. Treasury on the preferred stock which it holds.  During 2010, the Company accrued $1.0 million in dividends payable and $486 thousand in the accretion of the discount on the preferred stock.  The accrued preferred stock dividends and discount accretion are presented in the Consolidated Statements of Operations and Consolidated Statements of Changes in Shareholders’ Equity.  Amounts accrued and unpaid are included on the Consolidated Balance Sheets as “Accrued expenses and other liabilities.”  Cash dividends paid to the U.S. Treasury totaled $1.0 million during 2010 and appear on the Consolidated Statements of Cash Flows.
Pursuant to the requirements of the Treasury’s CPP, the Company has suspended its stock repurchase program.  The Company’s share repurchase program, which was approved on October 21, 2002, authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent on a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2010 the Company had repurchased a total of 556 thousand shares of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.

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

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2010, contains a summary of the

Annual Report Page Number 22

Company’s significant accounting policies. Management believes the Company’s policies with respect to the methodology for the determination of the allowance for loan losses, income taxes, servicing assets, cash flow hedges and other-than-temporary impairment on securities involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

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
For additional information on the allowance for loan losses, see Note 6 to the Consolidated Financial Statements.

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

Derivative Instruments and Hedging Activities
The Company uses derivative instruments, such as interest rate swaps, to manage interest rate risk.  The Company recognizes all derivative instruments at fair value as either assets or liabilities in other assets or other liabilities.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.  For derivatives not designated as an accounting hedge, the gain or loss is recognized in trading noninterest income.  As of December 31, 2010, all of the Company’s derivative instruments qualified as hedging instruments.
For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.  The Company does not have any fair value hedges or hedges of foreign operations.

Annual Report Page Number 23

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

Annual Report Page Number 24

Management’s Report on Internal Control
Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Pursuant to the rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 has not been attested to by McGladrey & Pullen, LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2010, as stated in their report which is included herein.

/s/ James A. Hughes
James A. Hughes
President and Chief Executive Officer

/s/ Alan J. Bedner
Alan J. Bedner
Executive Vice President and Chief Financial Officer

Annual Report Page Number 25

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Unity Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP
Blue Bell, Pennsylvania
March 17, 2011

Annual Report Page Number 26

Consolidated Balance Sheets

(In thousands)
December 31,	2010	2009
ASSETS
Cash and due from banks	$17,637	$23,517
Federal funds sold and interest-bearing deposits	26,289	50,118
Cash and cash equivalents	43,926	73,635
Securities:
Available for sale	107,131	140,770
Held to maturity (fair value of $21,351 and $28,406 in 2010 and 2009, respectively)	21,111	28,252
Total securities	128,242	169,022
Loans:
SBA held for sale	10,397	21,406
SBA held to maturity	75,741	77,844
SBA 504	64,276	70,683
Commercial	281,205	293,739
Residential mortgage	128,400	133,059
Consumer	55,917	60,285
Total loans	615,936	657,016
Less: Allowance for loan losses	14,364	13,842
Net loans	601,572	643,174
Premises and equipment, net	10,967	11,773
Bank owned life insurance	8,812	6,002
Deferred tax assets	7,550	7,308
Federal Home Loan Bank stock	4,206	4,677
Accrued interest receivable	3,791	4,225
Prepaid FDIC insurance	3,266	4,739
Other real estate owned (“OREO”)	2,346	1,530
Other assets	2,188	2,713
Goodwill and other intangibles	1,544	1,559
Total Assets	$818,410	$930,357
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$91,272	$80,100
Interest-bearing demand deposits	105,530	100,046
Savings deposits	277,394	286,334
Time deposits, under $100,000	119,478	183,377
Time deposits, $100,000 and over	61,114	108,382
Total deposits	654,788	758,239
Borrowed funds	75,000	85,000
Subordinated debentures	15,465	15,465
Accrued interest payable	556	710
Accrued expenses and other liabilities	2,516	3,078
Total Liabilities	748,325	862,492
Commitments and contingencies (Note 11)	-	-
Shareholders’ equity:
Cumulative perpetual preferred stock, Series B, $1 liquidation preference per share, 500 shares authorized, 21 shares issued and outstanding in 2010 and 2009	19,019	18,533
Common stock, no par value, 12,500 shares authorized, 7,636 shares issued and 7,211 outstanding in 2010; 7,569 shares issued and 7,144 outstanding in 2009	55,884	55,454
Accumulated deficit	(772)	(1,492)
Treasury stock at cost (425 shares in 2010 and 2009)	(4,169)	(4,169)
Accumulated other comprehensive income (loss)	123	(461)
Total Shareholders’ Equity	70,085	67,865
Total Liabilities and Shareholders’ Equity	$818,410	$930,357

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page Number 27

Consolidated Statements of Operations

(In thousands, except per share amounts)
For the years ended December 31,	2010	2009
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$87	$117
Federal Home Loan Bank stock	235	277
Securities:
Available for sale	4,287	6,136
Held to maturity	1,117	1,520
Total securities	5,404	7,656
Loans:
SBA	5,264	6,246
SBA 504	4,305	4,821
Commercial	18,130	19,881
Residential mortgage	7,684	7,252
Consumer	2,926	3,160
Total loans	38,309	41,360
Total interest income	44,035	49,410
INTEREST EXPENSE
Interest-bearing demand deposits	737	1,063
Savings deposits	2,829	3,574
Time deposits	6,173	12,523
Borrowed funds and subordinated debentures	4,296	4,422
Total interest expense	14,035	21,582
Net interest income	30,000	27,828
Provision for loan losses	7,250	8,000
Net interest income after provision for loan losses	22,750	19,828
NONINTEREST INCOME
Branch fee income	1,424	1,418
Service and loan fee income	979	1,214
Gain on sale of SBA loans held for sale, net	500	393
Gain on sale of mortgage loans	1,052	217
Bank owned life insurance	310	222
Other-than-temporary impairment charges	-	(2,611)
Net security gains	85	855
Other income	719	432
Total noninterest income	5,069	2,140
NONINTEREST EXPENSE
Compensation and benefits	11,875	11,243
Occupancy	2,522	2,552
Processing and communications	2,139	2,077
Furniture and equipment	1,755	1,829
Professional services	737	1,042
Loan collection costs	964	1,023
OREO expenses	1,316	220
Deposit insurance	1,301	1,707
Advertising	624	530
Other expenses	1,757	1,724
Total noninterest expense	24,990	23,947
Income (loss) before provision (benefit) for income taxes	2,829	(1,979)
Provision (benefit) for income taxes	589	(898)
Net income (loss)	2,240	(1,081)
Preferred stock dividends and discount accretion	1,520	1,496
Income available (loss attributable) to common shareholders	$720	$(2,577)
Net income (loss) per common share - Basic	$0.10	$(0.36)
Net income(loss) per common share - Diluted	0.10	(0.36)
Weighted average common shares outstanding - Basic	7,173	7,121
Weighted average common shares outstanding - Diluted	7,447	7,121

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page Number 28

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands)	Preferred	Common Stock		Retained	Treasury	Accumulated Other Comprehensive Income	Total Shareholders'
	Stock	Shares	Amount	Earnings	Stock	Loss	Equity
Balance, December 31, 2008	$18,064	7,119	$55,179	$1,085	$(4,169)	$(2,356)	$67,803
Comprehensive income:
Net loss				(1,081)			(1,081)
Net unrealized gains on securities						1,733	1,733
Net unrealized gains on cash flow hedge derivatives						162	162
Total comprehensive income							814
Accretion of discount on preferred stock	469			(469)			-
Dividends on preferred stock (5% annually)				(1,027)			(1,027)
Common stock issued and related tax effects		25	275				275
Balance, December 31, 2009	$18,533	7,144	$55,454	$(1,492)	$(4,169)	$(461)	$67,865
Comprehensive income:
Net income				2,240			2,240
Net unrealized gains on securities						418	418
Net unrealized gains on cash flow hedge derivatives						166	166
Total comprehensive income							2,824
Accretion of discount on preferred stock	486			(486)			-
Dividends on preferred stock (5% annually)				(1,034)			(1,034)
Common stock issued and related tax effects		67	430				430
Balance, December 31, 2010	$19,019	7,211	$55,884	$(772)	$(4,169)	$123	$70,085

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page Number 29

Consolidated Statements of Cash Flows

(In thousands)
For the years ended December 31,
	2010	2009
OPERATING ACTIVITIES:
Net income (loss)	$2,240	$(1,081)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	7,250	8,000
Net amortization of purchase premiums and discounts on securities	881	535
Depreciation and amortization	1,282	1,418
Deferred income tax benefit	(641)	(2,084)
Other-than-temporary impairment charges on securities	-	2,611
Net security gains	(85)	(855)
Stock compensation expense	317	310
Loss on sale of OREO	807	150
Gain on sale of SBA loans held for sale, net	(500)	(393)
Gain on sale of mortgage loans	(1,052)	(217)
Origination of mortgage loans held for sale	(54,299)	(17,711)
Origination of SBA loans held for sale	(1,573)	(6,446)
Proceeds from the sale of mortgage loans held for sale, net	55,351	17,928
Proceeds from the sale of SBA loans held for sale, net	5,286	5,626
Loss on the sale of premises and equipment	9	6
Net change in other assets and liabilities	1,702	(3,283)
Net cash provided by operating activities	16,975	4,514
INVESTING ACTIVITIES:
Purchases of securities held to maturity	(3,765)	(4,036)
Purchases of securities available for sale	(46,711)	(104,779)
Purchases of Federal Home Loan Bank stock, at cost	-	(8,469)
Maturities and principal payments on securities held to maturity	8,882	6,362
Maturities and principal payments on securities available for sale	65,877	50,318
Proceeds from sale of securities held to maturity	1,893	-
Proceeds from sale of securities available for sale	14,513	32,403
Proceeds from redemption of Federal Home Loan Bank stock	471	8,649
Proceeds from the sale of OREO	8,078	2,272
Net decrease in loans	21,353	22,290
Purchase of bank owned life insurance	(2,500)	-
Proceeds from the sale of premises and equipment	35	20
Purchases of premises and equipment	(421)	(496)
Net cash provided by investing activities	67,705	4,534
FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(103,451)	51,122
Proceeds from new borrowings	-	22,000
Repayments of borrowings	(10,000)	(42,000)
Proceeds from issuance of common stock	94	9
Cash dividends paid on preferred stock	(1,032)	(975)
Net cash (used in) provided by financing activities	(114,389)	30,156
(Decrease) increase in cash and cash equivalents	(29,709)	39,204
Cash and cash equivalents at beginning of year	73,635	34,431
Cash and cash equivalents at end of year	$43,926	$73,635
SUPPLEMENTAL DISCLOSURES:
Cash
Interest paid	$14,189	$21,677
Income taxes paid	1,328	1,056
Noncash investing activities:
Transfer of AFS SBA loans to HTM SBA loans	7,796	1,988
Transfer of loans to OREO	9,700	3,242

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page Number 30

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
Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, the Bank, is chartered by the New Jersey Department of Banking and Insurance.   The Bank provides a full range of commercial and retail banking services through 16 branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County in Pennsylvania.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.
Unity Bank has eight wholly-owned subsidiaries, Unity Investment Services, Inc., Unity Financial Services, Inc., AJB Residential Realty Enterprises, Inc., AJB Commercial Realty, Inc., MKCD Commercial, Inc., JAH Commercial, Inc., UB Commercial LLC, and ASBC Holdings LLC.  Unity Investment Services, Inc. is used to hold and administer part of the Bank’s investment portfolio.  Unity Financial Services, Inc. sells third party investments such as insurance and annuities.  The other subsidiaries hold, administer and maintain the Bank’s other real estate owned (“OREO”) properties.
The Company has two statutory trust subsidiaries that are wholly-owned by Unity Bancorp, Inc.  See details in Note 10 to the Consolidated Financial Statements.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax and servicing assets, the carrying value of loans held for sale and other real estate owned, the determination of other-than-temporary impairment for securities and fair value disclosures.  Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the prior year to conform to the current year presentation, with no impact on prior year earnings.

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
Transfers between the available for sale and held to maturity portfolios are accounted for at fair value.  Unrealized holding gains and losses are accounted for at the date of transfer.  For securities transferred to available for sale from held to maturity, unrealized gains or losses as of the date of the transfer are recognized in other comprehensive income (loss), a separate component of shareholders’ equity.  For securities transferred into the held to maturity portfolio from the available for sale portfolio, unrealized gains or losses as of the date of transfer continue to be reported in other comprehensive income (loss), a separate component of shareholders’ equity and are amortized over the remaining life of the security as an adjustment to its yield, consistent with amortization of the premium or accretion of the discount.
The Company has a process in place to identify debt securities for impairment that is other-than-temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or

Annual Report Page Number 31

whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value.
Management assesses their intent to sell or whether it is more likely than not that they will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired with no intent to sell and no requirement to sell prior to recovery of the amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income (loss).
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
Loans are charged off when collection is sufficiently questionable and when the Company can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge-off when, after thorough analysis, all possible sources of repayment are insufficient.  These include: 1) potential future cash flows, 2) value of collateral, and/or 3) strength of co-makers and guarantors.  All unsecured loans are charged off upon the establishment of the loan’s nonaccrual status.  Additionally, all loans classified as a loss, or that portion of the loan classified as a loss, are charged off.  All loan charge-offs are approved by the Board of Directors.
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
The Company evaluates its loans for impairment.  A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  The Company has defined impaired loans to be all troubled debt restructurings and nonaccrual loans.  Impairment is evaluated in total for smaller-balance loans of a similar nature (consumer and residential mortgage loans), and on an individual basis for other loans.  Troubled debt restructurings occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, such as a below market interest rate.  Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan’s effective interest rate.  Impairment can also be measured based on a loan’s observable market price or the fair value of collateral,

Annual Report Page Number 32

net of estimated costs to sell, if the loan is collateral dependent.  If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.
Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or fair value.  The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale.
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

Annual Report Page Number 33

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

Annual Report Page Number 34

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

Fair Value
The Company follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which provides a framework for measuring fair value under generally accepted accounting principles. ASC Topic 820 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets on a contract-by-contract basis and requires the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.  The Company has presently elected not to report any of its existing financial assets or liabilities at fair value and consequently does not have any fair value related adjustments.
For additional information on the fair value of the Company’s financial instruments, see Note 20 to the Consolidated Financial Statements.

Recent Accounting Pronouncements
FASB ASC Topic 310, “Receivables.” New authoritative accounting guidance (Accounting Standards Update No. 2010-20) under ASC Topic 310, “Receivables”, amends the current disclosures required by ASC Topic 310.  As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  This new disclosure guidance did not have an impact on the Company’s reported financial condition or results of operations.  See Note 6 for new disclosures required by this guidance.
FASB ASC Topic 820, “Fair Value Measurements and Disclosures.” New authoritative accounting guidance (Accounting Standards Update No. 2010-6) provides amendments to ASC Topic 820 that require new disclosures as follows: 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).   The new authoritative guidance also clarifies existing disclosures as follows: 1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities.  A class is often a subset of assets or liabilities within a line item in the statement of financial position.  A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.  2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.  These new disclosures and clarifications of existing disclosures were effective for the Company’s financial statements beginning after December 15, 2009 (except for the disclosures about the purchases, sales, issuances, and settlements in the roll forward activity of Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010) and did not have an impact on the Company’s financial statements.
FASB ASC Topic 860, “Transfers and Servicing.” New authoritative accounting guidance under ASC Topic 860, “Transfers and Servicing,” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 was effective

Annual Report Page Number 35

January 1, 2010 and did not have a significant impact on the Company’s financial statements; however the guidance defers the gains of SBA 7(a) loans for a 90-day period after the sale of the loan.  There were no SBA 7(a) loan sales during the fourth quarter of 2010 that needed to be deferred.

2.Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other”, which includes requirements to test goodwill and indefinite-lived intangible assets on an annual basis for impairment, rather than amortize them.  Management conducted an annual test and determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2010.

3.Restrictions on Cash

Federal law requires depository institutions to maintain a prescribed amount of cash or noninterest-bearing balances with the Federal Reserve Bank.  As of December 31, 2010 and 2009, the Company was required to maintain reserve balances of $80 thousand.  In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a pre-determined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $179 thousand as of December 31, 2010 and 2009.  This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

4.Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2010 and 2009:

	2010				2009
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:
US Government sponsored entities	$6,415	$47	$-	$6,462	$16,198	$20	$(211)	$16,007
State and political subdivisions	11,246	23	(306)	10,963	2,946	9	(13)	2,942
Residential mortgage-backed securities	84,359	2,022	(640)	85,741	115,397	1,849	(1,021)	116,225
Commercial mortgage-backed securities	1,827	3	(4)	1,826	4,651	-	(24)	4,627
Trust preferred securities	977	-	(412)	565	976	-	(586)	390
Other securities	1,610	-	(36)	1,574	610	-	(31)	579
Total securities available for sale	$106,434	$2,095	$(1,398)	$107,131	$140,778	$1,878	$(1,886)	$140,770
Held to maturity:
US Government sponsored entities	$-	$-	$-	$-	$2,000	$76	$-	$2,076
State and political subdivisions	2,297	-	(66)	2,231	3,156	4	(92)	3,068
Residential mortgage-backed securities	14,722	444	(318)	14,848	18,700	545	(527)	18,718
Commercial mortgage-backed securities	4,042	217	-	4,259	4,346	185	-	4,531
Trust preferred securities	50	-	(37)	13	50	-	(37)	13
Total securities held to maturity	$21,111	$661	$(421)	$21,351	$28,252	$810	$(656)	$28,406

Annual Report Page Number 36

This table provides the remaining contractual maturities and yields of securities within the investment portfolios.  The carrying value of securities at December 31, 2010 is primarily distributed by contractual maturity.  Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity.  Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.  The total weighted average yield excludes equity securities.

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying value
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
US Government sponsored entities	$-	-%	$893	2.36%	$2,594	2.48%	$2,975	4.26%	$6,462	3.28%
State and political subdivisions	-	-	170	6.50	3,263	3.12	7,530	3.81	10,963	3.64
Residential mortgage-backed securities	-	-	1,091	2.58	5,912	5.24	78,738	3.06	85,741	3.21
Commercial mortgage-backed securities	-	-	-	-	-	-	1,826	6.11	1,826	6.11
Trust preferred securities	-	-	-	-	-	-	565	1.07	565	1.07
Other securities	-	-	-	-	-	-	1,574	3.49	1,574	3.49
Total securities available for sale	$-	-%	$2,154	2.80%	$11,769	4.05%	$93,208	3.22%	$107,131	3.30%
Held to maturity at cost:
State and political subdivisions	$-	-%	$-	-%	$-	-%	$2,297	5.15%	$2,297	5.15%
Residential mortgage-backed securities	-	-	494	4.28	3,829	4.77	10,399	4.67	14,722	4.68
Commercial mortgage-backed securities	-	-	-	-	-	-	4,042	5.55	4,042	5.55
Trust preferred securities	-	-	-	-	-	-	50	-	50	-
Total securities held to maturity	$-	-%	$494	4.28%	$3,829	4.77%	$16,788	4.93%	$21,111	4.89%

Annual Report Page Number 37

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009 are as follows:

	2010
		Less than 12 months		12 months and greater		Total
(In thousands)	Total Number in a Loss Position	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available for sale:
State and political subdivisions	31	$9,051	$(306)	$-	$-	$9,051	$(306)
Residential mortgage-backed securities	17	14,651	(422)	3,547	(218)	18,198	(640)
Commercial mortgage-backed securities	1	-	-	1,516	(4)	1,516	(4)
Trust preferred securities	1	-	-	565	(412)	565	(412)
Other equities	4	-	-	1,074	(36)	1,074	(36)
Total temporarily impaired investments	54	$23,702	$(728)	$6,702	$(670)	$30,404	$(1,398)
Held to maturity:
State and political subdivisions	4	$2,231	$(66)	$-	$-	$2,231	$(66)
Residential mortgage-backed securities	5	2,243	(75)	2,651	(243)	4,894	(318)
Trust preferred securities	2	-	-	13	(37)	13	(37)
Total temporarily impaired investments	11	$4,474	$(141)	$2,664	$(280)	$7,138	$(421)
	2009
		Less than 12 months		12 months and greater		Total
(In thousands)	Total Number in a Loss Position	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available for sale:
U.S. Government sponsored entities	10	$12,807	$(210)	$96	$(1)	$12,903	$(211)
State and political subdivisions	7	1,820	(13)	-	-	1,820	(13)
Residential mortgage-backed securities	24	17,372	(207)	7,735	(814)	25,107	(1,021)
Commercial mortgage-backed securities	4	4,627	(24)	-	-	4,627	(24)
Trust preferred securities	1	-	-	390	(586)	390	(586)
Other equities	3	-	-	579	(31)	579	(31)
Total temporarily impaired investments	49	$36,626	$(454)	$8,800	$(1,432)	$45,426	$(1,886)
Held to maturity:
State and political subdivisions	6	$1,753	$(32)	$999	$(60)	$2,752	$(92)
Residential mortgage-backed securities	5	124	(10)	3,844	(517)	3,968	(527)
Trust preferred securities	2	5	(6)	26	(31)	31	(37)
Total temporarily impaired investments	13	$1,882	$(48)	$4,869	$(608)	$6,751	$(656)

Unrealized Losses
    The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:
    U.S. Government sponsored entities and state and political subdivision securities: The unrealized losses on investments in this type of security were caused by the increase in interest rate spreads.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2010.
Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases.  The majority of contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation.  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2010.

Annual Report Page Number 38

   Trust preferred securities:  The unrealized losses on trust preferred securities were caused by an inactive trading market and changes in market credit spreads.  At December 31, 2010, this category consisted of one single-issuer trust preferred security.  The Company that issued the trust preferred security is considered a well capitalized institution per regulatory standards and significantly strengthened its capital position. In addition, the Company has ample liquidity, bolstered its allowance for loan losses, was profitable in 2010 and is projected to be profitable in 2011. The contractual terms do notallow the security to be settled at a price less than the par value. Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company does not consider this security to be other-than-temporarily impaired as of December 31, 2010.
Other securities: Included in this category is stock of other financial institutions and Community Reinvestment Act (“CRA”) investments.  The unrealized losses on other securities are caused by decreases in the market prices of the shares.  The Company has evaluated the prospects of the issuer and has forecasted a recovery period; therefore these investments are not considered other-than-temporarily impaired as of December 31, 2010.

Realized Gains and Losses and Other-Than-Temporary Impairment
Gross realized gains (losses) on securities and other-than-temporary impairment charges for 2010 and 2009 are detailed in the table below:

(In thousands)	2010	2009
Available for sale:
Realized gains	$337	$855
Realized losses	(166)	-
Other-than-temporary impairment charges	-	-
Total securities available for sale	$171	$855

Held to maturity:
Realized gains	$4	$-
Realized losses	(90)	-
Other-than-temporary impairment charges	-	(2,611)
Total securities held to maturity	$(86)	$(2,611)

Net gains (losses) on sales of securities and other-than-temporary impairment charges	$85	$(1,756)

The net realized gains and losses are included in noninterest income in the Consolidated Statements of Operations as net securities gains (losses).  For 2010 and 2009, gross realized gains on sales of securities amounted to $341 thousand and $855 thousand, respectively, and gross realized losses were $256 thousand and $0, respectively.  The gross gains during 2010 are primarily attributed to the Company selling approximately $11.0 million in book value of mortgage-backed securities, resulting in pretax gains of approximately $329 thousand, five called structured agency securities with resulting gains of $8 thousand, and one called held to maturity municipal security with a resulting gain of $4 thousand.  These gains were partially offset by losses of $166 thousand on the sale of approximately $3.5 million in book value of three mortgage-backed securities and losses of $90 thousand on the sale of five tax-exempt municipal securities with a total book value of approximately $2.0 million.  Although designated as held to maturity, these municipal securities were sold due to deterioration in the issuer’s creditworthiness, as evidenced by downgrades in their credit ratings.  The gross gains of $855 thousand in 2009 are primarily attributed to the Company selling approximately $31.5 million in book value of mortgage-backed securities, resulting in pretax gains of approximately $827 thousand on the sales.  The Company also sold its remaining callable Freddie Mac perpetual preferred securities resulting in pretax gains of $28 thousand. There were no realized losses in 2009.
Also included in noninterest income for 2009 are other-than-temporary-impairment charges of $2.6 million.  During 2009, the Company recognized $2.6 million of credit related other-than-temporary impairment losses on two held to maturity securities due to the deterioration in the underlying collateral.  The remaining book value of the trust preferred securities is approximately $50 thousand.  In estimating the present value of the expected cash flows on the two trust preferred securities which were other-than-temporarily impaired as of December 31, 2009, the following assumptions were made:

•
Moderate conditional repayment rates (“CRR”) were used due to the lack of new trust preferred issuances and the poor conditions of the financial industry. A CRR of 2 percent was used for performing issuers and 0 percent for nonperformers.

•
Conditional deferral rates (“CDR”) have been established based on the financial condition of the underlying trust preferred issuers in the pools. These ranged from 0.75 percent to 2.35 percent for performing issuers. Nonperforming issues were stated at 100 percent CDR

•
Expected loss severities of 95 percent were assumed (i.e. recoveries occur on only 5 percent of defaulted securities) for all performing issuers and ranged from 57.22 percent to 80.33 percent for nonperforming issues.

•	Internal rates of return (“IRR”) are the pre-tax yield used to discount the future cash flow stream expected from the collateral cash flows. The IRR used was 17 percent.

Pledged Securities
Securities with a carrying value of $63.4 million and $71.4 million at December 31, 2010 and 2009, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.  Included in these figures was $2.9 million pledged against Government deposits at December 31, 2010 and 2009.

Annual Report Page Number 39

5.Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31, 2010 and 2009 was as follows:

(In thousands)	2010	2009
SBA held for sale	$10,397	$21,406
SBA held to maturity	75,741	77,844
SBA 504	64,276	70,683
Commercial	281,205	293,739
Residential mortgage	128,400	133,059
Consumer	55,917	60,285
Total loans	$615,936	$657,016

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $126.0 million and $131.3 million at December 31, 2010 and 2009, respectively.  At December 31, 2010 and 2009, the carrying value, which approximates fair value, of servicing assets was $512 thousand and $897 thousand, respectively and is included in Other Assets.  The fair value of servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  A summary of the changes in the related servicing assets for the past two years follows:

	Years ending December 31,
(In thousands)	2010	2009
Balance, beginning of year	$897	$1,503
SBA servicing assets capitalized	74	83
Amortization of expense	(459)	(689)
Provision for loss in fair value	-	-
Balance, end of year	$512	$897

In addition, the Company had a $574 thousand and $1.0 million discount related to the retained portion of the unsold SBA loans at December 31, 2010 and 2009, respectively.
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
The majority of the Company’s loans are secured by real estate.  The declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  Specifically, 89 percent of SBA 7(a) loans are secured by commercial or residential real estate and 11 percent by other non-real estate collateral.  Commercial real estate secures 100 percent of all SBA 504 loans.  Approximately 97 percent of consumer loans are secured by owner-occupied residential real estate, with the other 3 percent secured by automobiles or other.  The detailed allocation of the Company’s commercial loan portfolio collateral as of December 31, 2010 is shown in the table below:

	Concentration
(In thousands)	Balance	Percent
Commercial real estate – owner occupied	$138,942	49.4%
Commercial real estate – investment property	114,146	40.6
Undeveloped land	17,458	6.2
Other non-real estate collateral	10,659	3.8
Total commercial loans	$281,205	100.0%

As of December 31, 2010, approximately 12 percent of the Company’s total loan portfolio consists of loans to various unrelated and unaffiliated borrowers in the Hotel/Motel industry.  Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.
As of December 31, 2010, residential mortgages provided $47.4 million in borrowing capacity at the Federal Home Loan Bank compared to $47.3 million at December 31, 2009.
In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2010
Loans to officers, directors or their associates at December 31, 2009	$16,438
New loans	1,717
Repayments	(650)
Loans to officers, directors or their associates at December 31, 2010	$17,505

6.Allowance for Loan Losses & Unfunded Loan Commitments

Management reviews the level of the allowance for loan losses on a quarterly basis.  The standardized methodology used to assess the adequacy of the allowance includes the allocation of specific and general reserves.  The same standard methodology is used, regardless of loan type.  Specific reserves are made to individual impaired loans, (see Note 1 for additional information on this term).  The general reserve is set based upon a representative average historical net charge-off rate adjusted for certain environmental factors such as: delinquency and impairment trends, charge-off and recovery trends, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.

Annual Report Page Number 40

Beginning in the third quarter of 2009, when calculating the five-year historical net charge-off rate, the Company weights the past three years more heavily due to the higher amount of charge-offs experienced during those years.  All of the environmental factors are ranked and assigned a basis points value based on the following scale: low, low moderate, moderate, high moderate, and high risk.  The factors are evaluated separately for each type of loan.  For example, commercial loans are broken down further into commercial loans, commercial real estate loans, and commercial construction loans.  Each type of loan is risk weighted for each environmental factor based on its individual characteristics.
      According to the Company’s policy, a loss (“charge-off”) is to be recognized and charged to the allowance for loan losses as soon as a loan is recognized as uncollectable.  All credits which are 90 days past due must be analyzed for the Company’s ability to collect on the credit.  Once a loss is known to exist, the charge-off approval process is immediately expedited.  This charge-off policy is followed for all loan types.
An analysis of the change in the allowance for loan losses for the years 2010 and 2009 is presented in the table below.  The allocated allowance is the total of identified specific and general reserves by loan category.  The allocation is not necessarily indicative of the categories in which future losses may occur.  The total allowance is available to absorb losses from any segment of the portfolio.

2010
(In thousands)	SBA	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for credit losses:
Beginning balance	$3,247	$1,872	$6,013	$1,615	$632	$463	$13,842
Charge-offs	(1,351)	(1,548)	(3,627)	(500)	(245)	-	(7,271)
Recoveries	243	-	296	-	4	-	543
Net charge-offs	(1,108)	(1,548)	(3,331)	(500)	(241)	-	(6,728)
Provision for loan losses charged to expense	2,059	1,227	3,329	564	195	(124)	7,250
Ending balance	$4,198	$1,551	$6,011	$1,679	$586	$339	$14,364

Ending balance:
Individually evaluated for impairment	$1,761	$87	$609	$-	$-	$-	$2,457
Collectively evaluated for impairment	2,437	1,464	5,402	1,679	586	339	11,907
Totals	$4,198	$1,551	$6,011	$1,679	$586	$339	$14,364

Loan ending balances:
Individually evaluated for impairment	$6,888	$10,622	$10,194	$-	$-	$-	$27,704
Collectively evaluated for impairment	79,250	53,654	271,011	128,400	55,917	-	588,232
Total ending balance	$86,138	$64,276	$281,205	$128,400	$55,917	$-	$615,936

2009
Allowance for credit losses:
Beginning balance	$10,326
Charge-offs	(4,774)
Recoveries	290
Net charge-offs	(4,484)
Provision for loan losses charged to expense	8,000
Ending balance	$13,842

In addition to the allowance for loan losses, the Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the allowance are made through other expense and applied to the allowance which is maintained in other liabilities.  At December 31, 2010, a $66 thousand commitment reserve was reported on the balance sheet as an “other liability” compared to a $76 thousand commitment reserve at December 31, 2009.

  Credit Risk: Inherent in the lending function is credit risk, which is the possibility a borrower may not perform in accordance with the contractual terms of their loan.  A borrower’s inability to pay their obligations according to the contractual terms can create the risk of past due loans and, ultimately, credit losses, especially on collateral deficient loans.  The Company minimizes its credit risk by loan diversification and

Annual Report Page Number 41

adhering to credit administration policies and procedures.  Due diligence on loans begins when we initiate contact regarding a loan with a borrower.  Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors, are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to on-going internal reviews for credit quality, as well as independent credit reviews by an outside firm.
For SBA 7(a), SBA 504 and commercial loans, management uses internally assigned risk ratings as the best indicator of credit quality.  A loan’s internal risk rating is updated at least annually and more frequently if circumstances warrant a change in risk rating.  The Company uses a 1 through 10 loan grading system that follows regulatory accepted definitions.
•
Risk ratings of 1 through 6 are used for loans that are performing, as they meet, and are expected to continue to meet, all of the terms and conditions set forth in the original loan documentation, and are generally current on principal and interest payments.  These performing loans are termed “Pass”.

•
Criticized loans are assigned a risk rating of 7 and termed “Special Mention”, as the borrowers exhibit potential credit weaknesses or downward trends deserving management’s close attention.  If not checked or corrected, these trends will weaken the Bank’s collateral and position.  While potentially weak, these borrowers are currently marginally acceptable and no loss of interest or principal is anticipated.  As a result, special mention assets do not expose an institution to sufficient risk to warrant adverse classification.  Included in “Special Mention” could be turnaround situations, such as borrowers with deteriorating trends beyond one year, borrowers in start up or deteriorating industries, or borrowers with a poor market share in an average industry.  An element of asset quality, financial flexibility, or management is below average.  Management and ownership may have limited depth or experience.  Regulatory agencies have agreed on a consistent definition of “Special Mention” as an asset with potential weaknesses which, if left uncorrected, may result in deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.  This definition is intended to ensure that the “Special Mention” category is not used to identify assets that have as their sole weakness credit data exceptions or collateral documentation exceptions that are not material to the repayment of the asset.

•
Classified loans are assigned a risk rating of an 8 or 9, depending upon the prospect for collection, and deemed “Substandard”.  A risk rating of 8 is used for borrowers with well-defined weaknesses that jeopardize the orderly liquidation of debt.  The loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any.  Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned.  There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected.  Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified “Substandard”.  A risk rating of 9 is used for borrowers that have all the weaknesses inherent in a loan with a risk rating of 8, with the added characteristic that the weaknesses make collection of debt in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.  Serious problems exist to the point where partial loss of principal is likely.  The possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to strengthen the assets, the loans’ classification as estimated losses is deferred until a more exact status may be determined.   Pending factors include proposed merger, acquisition, or liquidation procedures; capital injection; perfecting liens on additional collateral; and refinancing plans.  Partial charge-offs are likely.

•
Once a borrower is deemed incapable of repayment of unsecured debt, the risk rating becomes a 10, the loan is termed a “Loss”, and charged-off immediately.  Loans to such borrowers are considered uncollectible and of such little value that continuance as active assets of the Bank is not warranted.  This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off these basically worthless assets even though partial recovery may be affected in the future.

For residential mortgage and consumer loans, management uses performing versus nonperforming as the best indicator of credit quality.  Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.   These credit quality indicators are updated on an ongoing basis, as a loan is placed on nonaccrual status as soon as management believes there is sufficient doubt as to the ultimate ability to collect interest on a loan.

Annual Report Page Number 42

The tables below detail the Company’s loans by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2010 and 2009:

	2010
	SBA, SBA 504 & Commercial Loans - Internal Risk Ratings
(In thousands)	Pass	Special Mention	Substandard	Total
SBA loans	$48,500	$25,668	$11,970	$86,138
SBA 504 loans	30,235	15,366	18,675	64,276
Commercial loans
Commercial other	17,402	4,764	2,102	24,268
Commercial real estate	169,093	67,305	10,493	246,891
Commercial real estate construction	6,197	2,715	1,134	10,046
Total commercial loans	$192,692	$74,784	$13,729	$281,205

	2010
	Residential Mortgage & Consumer Loans - Performing/Nonperforming
(In thousands)	Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages	$114,716	$2,453	$117,169
Residential construction	2,711	-	2,711
Purchased residential mortgages	5,888	2,632	8,520
Total residential mortgage loans	$123,315	$5,085	$128,400
Consumer loans
Home equity	$54,024	$249	$54,273
Consumer other	1,644	-	1,644
Total consumer loans	$55,668	$249	$55,917
Total loans			$615,936

	2009
	SBA, SBA 504 & Commercial Loans - Internal Risk Ratings
(In thousands)	Pass	Special Mention	Substandard	Total
SBA loans	$57,725	$18,506	$23,019	$99,250
SBA 504 loans	35,984	18,770	15,929	70,683
Commercial loans
Commercial other	18,421	4,442	2,554	25,417
Commercial real estate	183,579	45,499	27,086	256,164
Commercial real estate construction	2,974	5,911	3,273	12,158
Total commercial loans	$204,974	$55,852	$32,913	$293,739

	2009
	Residential Mortgage & Consumer Loans - Performing/Nonperforming
(In thousands)	Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages	$115,587	$5,078	$120,665
Residential construction	3,353	-	3,353
Purchased residential mortgages	8,541	500	9,041
Total residential mortgage loans	$127,481	5,578	$133,059
Consumer loans
Home equity	$57,756	$387	$58,143
Consumer other	2,142	-	2,142
Total consumer loans	$59,898	$387	$60,285
Total loans			$657,016

Annual Report Page Number 43

Nonperforming and past due loans: Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal, until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans.  Loans past due 90 days or more generally represent loans that are well collateralized and in a continuing process that is expected to result in repayment or restoration to current status.
The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors. The current state of the economy and the downturn in the real estate market have resulted in increased loan delinquencies and defaults.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrowers’ financial statements and tax returns.

  The following tables set forth an aging analysis of past due and nonaccrual loans as of December 31, 2010 and December 31, 2009:

	2010
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
SBA loans	$1,297	$1,181	$374	$8,162	$11,014	$75,124	$86,138
SBA 504 loans	-	1,339	-	2,714	4,053	60,223	64,276
Commercial loans
Commercial other	693	86	-	179	958	23,310	24,268
Commercial real estate	3,051	176	-	4,139	7,366	239,525	246,891
Commercial real estate contruction	-	-	-	1,134	1,134	8,912	10,046
Residential mortgage loans
Residential mortgages	2,123	144	-	2,453	4,720	112,449	117,169
Residential construction	-	-	-	-	-	2,711	2,711
Purchased residential mortgages	117	-	-	2,632	2,749	5,771	8,520
Cosumer loans
Home equity	175	325	-	249	749	53,524	54,273
Consumer other	5	-	-	-	5	1,639	1,644
Total loans	$7,461	$3,251	$374	$21,662	$32,748	$583,188	$615,936

	2009
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
SBA loans	$3,508	$995	$592	$6,559	$11,654	$87,596	$99,250
SBA 504 loans	2,963	1,614	-	5,575	10,152	60,531	70,683
Commercial loans
Commercial other	789	-	150	617	1,556	23,861	25,417
Commercial real estate	3,287	4,335	319	5,977	13,918	242,246	256,164
Commercial real estate construction	-	339	-	803	1,142	11,016	12,158
Residential mortgage loans
Residential mortgages	2,246	103	1,196	5,078	8,623	112,042	120,665
Residential construction	-	-	-	-	-	3,353	3,353
Purchased residential mortgages	469	1,671	-	500	2,640	6,401	9,041
Consumer loans
Home equity	400	-	-	387	787	57,356	58,143
Consumer other	9	-	29	-	38	2,104	2,142
Total loans	$13,671	$9,057	$2,286	$25,496	$50,510	$606,506	$657,016

Annual Report Page Number 44

Impaired Loans: The Company has defined impaired loans to be all nonperforming loans and troubled debt restructurings.  Impairment is evaluated in total for smaller-balance loans of a similar nature, (consumer and residential mortgage loans), and on an individual basis for other loans.  Troubled debt restructurings (“TDRs”) occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, such as a below market interest rate, extending the maturity of a loan, or a combination of both.  At December 31, 2010, there were fifteen loans totaling $14.1 million that were classified as TDRs by the Company and are deemed impaired, compared to four loans totaling $6.6 million at December 31, 2009.  TDRs are not included in the nonperforming loan figures listed above, as they continue to perform under their modified terms.

Annual Report Page Number 45

    The following tables provide detail on the Company’s impaired loans as of December 31, 2010 and 2009:

	2010
(In thousands)	Recorded Investment (Balance less specific reserves)	Outstanding Principal Balance	Related Allowance	Average Recorded Investment	Lost Interest on Impaired Loans	Interest Income Collected on Impaired Loans
With no related allowance:
SBA loans(1)	$2,362	$2,362	$-
SBA 504 loans	8,145	8,145	-
Commercial loans
Commercial other	179	179	-
Commercial real estate	7,891	7,891	-
Total commercial loans	8,070	8,070	-
Total impaired loans with no related allowance	$18,577	$18,577	$-

With an allowance:
SBA loans(1)	$2,765	$4,526	$1,761
SBA 504 loans	2,390	2,477	87
Commercial loans
Commercial real estate	764	990	226
Commercial real estate construction	751	1,134	383
Total commercial loans	1,515	2,124	609
Total impaired loans with a related allowance	$6,670	$9,127	$2,457

Total individually evaluated impaired loans:
SBA loans(1)	$5,127	$6,888	$1,761	$6,792	$317	$234
SBA 504 loans	10,535	10,622	87	6,454	133	69
Commercial loans
Commercial other	179	179	-	425	16	1
Commercial real estate	8,655	8,881	226	10,964	367	143
Commercial real estate construction	751	1,134	383	813	84	47
Total commercial loans	9,585	10,194	609	12,202	467	191
Total individually evaluated impaired loans	$25,247	$27,704	$2,457	$25,448	$917	$494

Homogeneous loans collectively evaluated for impairment:
Residential mortgage loans
Residential mortgages	$2,453	$2,453	$-	$4,632	$147	$-
Purchased mortgages	2,632	2,632	-	1,897	136	-
Total residential mortgage loans	5,085	5,085	-	6,529	283	-
Consumer loans
Home equity	249	249	-	341	2	9
Total other homogeneous loans evaluated for impairment	5,334	5,334	-	6,870	285	9
Total impaired loans	$30,581	$33,038	$2,457	$32,318	$1,202	$503
(1) Balances are reduced by amount guaranteed by the Small Business Administration

	2009
(In thousands)	Recorded Investment (Balance less specific reserves)	Outstanding Principal Balance	Related Allowance	Average Recorded Investment	Lost Interest on Impaired Loans	Interest Income Collected on Impaired Loans
Total impaired loans with no related allowance	$7,896	$7,896	$-
Total impaired loans with a related allowance	21,712	24,176	2,464
Total impaired loans	$29,608	$32,072	$2,464	$26,775	$1,967	$388

Annual Report Page Number 46

7.Premises and Equipment

The detail of premises and equipment as of December 31, 2010 and 2009 is as follows:

(In thousands)	2010	2009
Land and buildings	$10,606	$10,497
Furniture, fixtures and equipment	6,724	6,488
Leasehold improvements	2,463	2,431
Gross premises and equipment	19,793	19,416
Less: Accumulated depreciation	(8,826)	(7,643)
Net premises and equipment	$10,967	$11,773

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.2 million in 2010 and $1.3 million in 2009.
The Company currently accounts for all of its leases as operating leases.  In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners. Under the lease for the facility, the partnership received aggregate rental payments of $410 thousand in 2010 and $400 thousand in 2009.  This lease was renegotiated in 2009 and the Company believes that rental payments reflect market rents and that the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  This lease has a five-year term, expiring at the end of 2013.  After year one, the annual base rent of $400 thousand per annum is increased each year by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 3 percent).

8.Other Assets

The detail of other assets as of December 31, 2010 and 2009 is as follows:

(In thousands)	2010	2009
SBA servicing assets	$512	$897
Net receivable due from SBA	463	354
Prepaid expenses	378	363
Taxes receivable	-	268
Other	835	831
Total other assets	$2,188	$2,713

9.Deposits

The following schedules detail the maturity distribution of time deposits:

(In thousands)	3 months or less	More than 3 months through 6 months	More than 6 months through 12 months	More than 12 months	Total
At December 31, 2010
$100,000 or more	$19,248	$6,227	$12,903	$22,736	$61,114
Less than $100,000	23,235	12,586	30,049	53,608	119,478
At December 31, 2009
$100,000 or more	$40,726	$17,523	$19,819	$30,314	$108,382
Less than $100,000	42,896	17,257	44,066	79,158	183,377

(In thousands)	2011	2012	2013	2014	2015	Thereafter
Balance Maturing	$104,248	$42,032	$23,052	$6,571	$4,365	$324

Annual Report Page Number 47

10. Borrowed Funds and Subordinated Debentures

The following tables present the period-end and average balances of borrowed funds and subordinated debentures for the last two years with resultant rates, as well as expected maturities over the next five years:

	2010		2009
(In thousands)	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements :
At December 31,	$60,000	3.94%	$70,000	4.08%
Year-to-date average	69,671	4.08	80,048	3.63
Maximum outstanding	70,000		121,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.65	16,890	3.59
Maximum outstanding	15,000		25,000
Subordinated debentures:
At December 31,	$15,465	5.49%	$15,465	5.35%
Year-to-date average	15,465	5.50	15,465	5.47
Maximum outstanding	15,465		15,465

(In thousands)	2011	2012	2013	2014	2015	Thereafter
FHLB borrowings and repurchase agreements	$-	$-	$-	$-	$10,000	$50,000
Other repurchase agreements	-	-	-	-	-	15,000
Subordinated debentures	-	-	-	-	-	15,465
Total	$-	$-	$-	$-	$10,000	$80,465

FHLB Borrowings
FHLB borrowings at December 31, 2010 consisted of three $10.0 million advances and three $10.0 million repurchase agreements compared to four $10.0 million advances and three $10.0 million repurchase agreements at December 31, 2009.  The terms of these transactions are as follows:
•
The FHLB advance that was issued on April 27, 2005 has a fixed rate of 3.70 percent, matures on April 27, 2015 and is callable on April 27, 2008 and quarterly thereafter on the 27th of July, October, January and April.

•
The FHLB advance that was issued on December 19, 2000 had a fixed rate of interest at 4.92 percent, matured on December 20, 2010 and was callable quarterly on the 19th of March, June, September and December.

•
The FHLB advance that was issued on November 2, 2006 has a fixed rate of 4.03 percent, matures on November 2, 2016 and is callable on November 2, 2007 and quarterly thereafter on the 2nd of February, May, August and November.

•
The FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.23 percent, matures on August 10, 2017 and is callable on August 10, 2009 and quarterly thereafter on the 10th of November, February, May and August.

•
The FHLB repo-advance that was issued on December 15, 2006 has a fixed rate of 4.13 percent, matures on December 15, 2016 and is callable on December 15, 2008 and quarterly thereafter on the 15th of March, June, September and December.

•
The FHLB repo-advance that was issued on April 5, 2007 has a fixed rate of 4.21 percent, matures on April 5, 2017 and is callable on April 5, 2009 and quarterly thereafter on the 5th of July, October, January and April.

•
The FHLB repo-advance that was issued on December 20, 2007 has a fixed rate of 3.34 percent, matures on December 20, 2017 and is callable on December 20, 2010 and quarterly thereafter on the 20th of March, June, September and December.

Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements
At December 31, 2010 and 2009, the Company was a party to the following Repurchase Agreement:
•
A $15.0 million repurchase agreement that was entered into in February 2008 has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing may be called by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Subordinated Debentures
At December 31, 2010 and 2009, the Company was a party in the following subordinated debenture transactions:
•	On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsid-

Annual Report Page Number 48

iary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036. The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate at December 31, 2010 was 1.89 percent and 1.84 percent at December 31, 2009.

•
On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036. The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate at December 31, 2010 was 1.95 percent and 1.91 percent at December 31, 2009.

•
In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions.

The rates paid on subordinated debentures which are presented in the table on page 48 include the cost of the related interest rate swap agreements.  These agreements provide for the Company to receive variable rate payments based on the three-month LIBOR index in exchange for making payments at afixed rate.  For additional information, see Note 12 “Derivative Instruments and Hedging Activities”.
The Company has the ability to defer interest payments on the subordinated debentures for up to five years without being in default.
The capital securities in each of the above transactions have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. Under the terms of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, these securities will continue to qualify as Tier 1 capital as the Company has less than $10 billion in assets.  In accordance with FASB ASC Topic 810, “Consolidation,” the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust II and Unity (NJ) Statutory Trust III.  The additional capital from each of these transactions was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank.
Due to the redemption provisions of these securities, the expected maturity could differ from the contractual maturity.

11. Commitments and Contingencies

Facility Lease Obligations
The Company operates sixteen branches, nine branches under operating leases, including its headquarters, and seven branches are owned.  In addition, the Company has a lease on one other location, which is subleased to a third party, with the third party paying rent in an amount equal to the Company’s rental obligation under the lease agreement between the Company and the lessor.  The leases’ contractual expiration range is generally between the years 2011 and 2015.  The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent from Sublet Locations	Net Rent Obligation
2011	1,112	77	1,035
2012	1,054	-	1,054
2013	1,028	-	1,028
2014	274	-	274
2015	17	-	17
Thereafter	-	-	-

Rent expense totaled $1.1 million for 2010 and 2009.  The Company currently accounts for all of its leases as operating leases.

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

Commitments to Borrowers
Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $66.0 million to its borrowers as of December 31, 2010, compared to $76.2 million at December 31, 2009.  At December 31, 2010, $17.2 million of these commitments expire after one year, compared to $32.7 million a year earlier.  At December 31, 2010, the Company had $1.5 million in standby letters of credit compared to $6.4 million at December 31, 2009.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

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

Annual Report Page Number 49

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

Interest Rate Risk Management – Cash Flow Hedging Instruments
The Company has long-term variable rate debt as a source of funds for use in the Company’s lending and investment activities and for other general business purposes.  These debt obligations expose the Company to variability in interest payments due to changes in interest rates.  If interest rates increase, interest expense increases.  Conversely, if interest rates decrease, interest expense decreases.  Management believes it is prudent to limit the variability of a portion of its interest payments and, therefore, hedged a portion of its variable-rate interest payments.  To meet this objective, management entered into interest rate swap agreements whereby the Company receives variable interest rate payments and makes fixed interest rate payments during the contract period.At December 31, 2010 and 2009, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

(In thousands, except percentages and years)	2010	2009
Notional amount	$15,000	$15,000
Weighted average pay rate	4.05%	4.05%
Weighted average receive rate (three-month LIBOR)	0.34%	0.90%
Weighted average maturity in years	0.90	1.90
Unrealized loss relating to interest rate swaps	$(499)	$(777)

These agreements provided for the Company to receive payments at a variable rate determined by a specific index (three-month LIBOR) in exchange for making payments at a fixed rate.
At December 31, 2010 and 2009, the net unrealized loss relating to interest rate swaps was recorded as a derivative liability.  Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.  The net spread between the fixed rate of interest which is paid and the variable interest received is classified in interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings.

13. Shareholders’ Equity

Shareholders’ equity increased $2.2 million to $70.1 million at December 31, 2010 due to net income of $2.2 million, $430 thousand from the issuance of common stock under employee benefit plans, $418 thousand in net unrealized gains on the available for sale securities portfolio, and $166 thousand in net unrealized gains on cash flow hedge derivatives, partially offset by $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.
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
As part of the CPP, the Company’s future ability to pay cash dividends is limited for so long as the Treasury holds the preferred stock.  As so limited, the Company may not increase its quarterly cash dividend above $0.05 per share, the quarterly rate in effect at the time the CPP program was

Annual Report Page Number 50

announced, without the prior approval of the Treasury.  No dividends were paid in 2010 or 2009.  The Company is currently preserving capital and will resume paying dividends when earnings and credit quality improve.
      The Company has suspended its share repurchase program, as required by the CPP and consequently, there were no shares repurchased in 2010 or 2009.  On October 21, 2002, the Company authorized the repurchase of up to 10% of its outstanding common stock.  The amount and timing of purchases would be dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2010, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan when it is reinstated.

14. Other Income

The components of other income for the years ended December 31, 2010 and 2009 are as follows:

(In thousands)	2010	2009
ATM and check card fees	$267	$203
Wire transfer fees	81	76
Safe deposit box fees	53	52
Other	318	101
Total other income	$719	$432

15. Other Expenses

The components of other expenses for the years ended December 31, 2010 and 2009 are as follows:

(In thousands)	2010	2009
Travel, entertainment, training and recruiting	$603	$618
Director fees	346	339
Insurance	325	312
Stationery and supplies	221	209
Other	262	246
Total other expenses	$1,757	$1,724

16. Income Taxes

The components of the provision (benefit) for income taxes are as follows:

(In thousands)	2010	2009
Federal – current provision	$1,212	$973
Federal – deferred benefit	(530)	(1,099)
Total Federal provision (benefit)	682	(126)
State – current provision	18	213
State – deferred benefit	(111)	(985)
Total State benefit	(93)	(772)
Total provision (benefit) for income taxes	$589	$(898)

A reconciliation between the reported income tax provision (benefit) and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2010	2009
Federal income tax provision (benefit) at statutory rate	$962	$(673)
Increases (decreases) resulting from:
Tax-exempt interest	(105)	(88)
Bank owned life insurance	(68)	(75)
Meals and entertainment	15	15
True up to return	(180)	-
State income taxes, net of federal income tax effect	86	-
Other, net	(121)	(77)
Provision (benefit) for income taxes	$589	$(898)
Effective tax rate	20.8%	46.0%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2010 and 2009 are as follows:

(In thousands)	2010	2009
Deferred tax assets:
Allowance for loan losses	$5,737	$5,438
Reserve for impaired securities	1,179	730
Lost interest on nonaccrual loans	855	1,102
State net operating loss	323	450
Stock-based compensation	290	242
Depreciation	240	65
Net unrealized cash flow hedge losses	199	311
Net unrealized security losses	-	13
Other	127	229
Gross deferred tax assets	8,950	8,580
Valuation allowance	(323)	(450)
Net deferred tax assets	8,627	8,130
Deferred tax liabilities:
Deferred loan costs	433	469
Net unrealized security gains	274	-
Goodwill	205	165
Bond accretion	165	188
Total deferred tax liabilities	1,077	822
Net deferred tax asset	$7,550	$7,308

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

Annual Report Page Number 51

reduction of the asset by a valuation allowance.
During 2009, the Company established a $450 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset, the balance of which was $323 thousand at December 31, 2010 due to subsequent utilization of the net operating loss carry-forwards.  The Company’s state net operating loss carry-forwards totaled approximately $5.4 million at December 31, 2010 and $7.6 million at December 31, 2009 and expire between 2014 and 2029.
Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized losses on securities available for sale and cash flow hedges.  The after tax component of the unrealized gain on securities available for sale of $423 thousand and $5 thousand in 2010 and 2009, respectively, is included in other comprehensive income in shareholders’ equity.  In addition, other comprehensive income included $(300) thousand and $(466) thousand related to cash flow hedges at December 31, 2010 and 2009, respectively.
The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2010 and 2009.  The Company does not have an accrual for uncertain tax positions as of December 31, 2010 or 2009, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2006 and thereafter are subject to future examination by tax authorities.

17. Net Income per Share

The following is a reconciliation of the calculation of basic and dilutive income per share.

(In thousands, except per share amounts)	2010	2009
Net income (loss)	$2,240	$(1,081)
Less: Preferred stock dividends and discount accretion	1,520	1,496
Income available (loss attributable) to common shareholders	$720	$(2,577)
Weighted average common shares outstanding (basic)	7,173	7,121
Plus: Potential dilutive common stock	274	-
Weighted average common shares outstanding (diluted)	7,447	7,121
Net income (loss) per common share -
Basic	$0.10	$(0.36)
Diluted	0.10	(0.36)
Stock options and common stock excluded from the income per share computation as their effect would have been anti-dilutive	444	1,403

The 2010 potential dilutive common stock figure shown in the prior table includes the dilutive impact of 764,778 common stock warrants issued to the U.S. Department of Treasury under the Capital Purchase Program in 2008.  During 2009, these common stock warrants were anti-dilutive and reported as such in the prior table.

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

Annual Report Page Number 52

The Company’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010
Leverage ratio	$83,550	9.97%	≥ $ 33,531	4.00%	≥ $ 41,914	N/A
Tier I risk-based capital ratio	83,550	13.04	25,628	4.00	38,442	N/A
Total risk-based capital ratio	91,638	14.30	51,257	8.00	64,071	N/A
As of December 31, 2009
Leverage ratio	$81,824	8.83%	≥ $ 37,058	4.00%	≥ $ 46,323	N/A
Tier I risk-based capital ratio	81,824	11.75	27,852	4.00	41,778	N/A
Total risk-based capital ratio	90,592	13.01	55,704	8.00	69,630	N/A

The Bank’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010
Leverage ratio	$71,053	8.48%	≥ $ 33,497	4.00%	≥ $ 41,871	5.00%
Tier I risk-based capital ratio	71,053	11.10	25,595	4.00	38,393	6.00
Total risk-based capital ratio	87,631	13.69	51,191	8.00	63,988	10.00
As of December 31, 2009
Leverage ratio	$68,299	7.38%	≥ $ 37,020	4.00%	≥ $ 46,275	5.00%
Tier I risk-based capital ratio	68,299	9.82	27,815	4.00	41,722	6.00
Total risk-based capital ratio	85,555	12.30	55,630	8.00	69,537	10.00

19. Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $211 thousand and $192 thousand to the Plan in 2010 and 2009, respectively.
The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100% of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100% of their year-end cash bonuses.  Director and executive deferred fees totaled $15 thousand in 2010 and $14 thousand in 2009, and the interest paid on deferred balances totaled $14 thousand in 2010 and $13 thousand in 2009.
Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $40 thousand in 2010.  There were no expenses in 2009.
The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  In addition, restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.
The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the plans mentioned above.

Stock Option Plans
Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2010, 1,520,529 shares have been reserved for issuance upon the exercise of options, 775,468 option grants are outstanding, and 717,204 option grants have been exercised, forfeited or expired, leaving 27,857 shares available for grant.
The Company granted no options in 2010 as compared to 59,250 options in 2009.  The fair value of the options

Annual Report Page Number 53

 granted in 2009 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009
Number of options granted	-	59,250
Weighted average exercise price	$-	$3.98
Weighted average fair value of options	$-	$1.86
Expected life (years)	-	4.26
Expected volatility	-%	57.37%
Risk-free interest rate	-%	1.73%
Dividend yield	-%	-%

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
FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options totaled $202 thousand and $156 thousand in 2010 and 2009, respectively.  The related income tax benefit was approximately $80 thousand and $58 thousand in 2010 and 2009, respectively.  As of December 31, 2010, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $115 thousand.  That cost is expected to be recognized over a weighted average period of 1.5 years.
Transactions under the Company’s stock option plans for the last two years are summarized in the following table:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	871,422	$5.94	5.0	$252,815
Options granted	59,250	3.98
Options exercised	(3,261)	2.70
Options forfeited	(1,267)	5.38
Options expired	(39,858)	7.91
Outstanding at December 31, 2009	886,286	$5.73	4.6	$293,911
Options granted	-	-
Options exercised	(80,626)	2.79
Options forfeited	(5,524)	4.44
Options expired	(24,668)	10.37
Outstanding at December 31, 2010	775,468	$5.90	3.9	$1,049,184
Exercisable at December 31, 2010	690,338	$6.06	3.4	$903,094

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.00 - 4.00	332,821	3.6	$3.45	271,326	$3.34
4.01 - 8.00	248,163	4.2	5.73	224,528	5.67
8.01 - 12.00	129,022	3.2	9.20	129,022	9.20
12.01 - 16.00	65,462	5.9	12.55	65,462	12.55
Total	775,468	3.9	$5.90	690,338	$6.06

Annual Report Page Number 54

The following table presents information about options exercised:

	2010	2009
Number of options exercised	80,626	3,261
Total intrinsic value of options exercised	$136,723	$4,659
Cash received from options exercised	93,721	8,814
Tax deduction realized from options exercised	54,607	1,861

Upon exercise, the Company issues shares from its authorized but unissued, common stock to satisfy the options.

Restricted Stock Awards
Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  The awards are recorded at fair market value and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2010, 121,551 shares of restricted stock were reserved for issuance, of which 12,335 shares are available for grant.
Restricted stock awards granted during the past two years include:

Grant Year	Shares	Average Grant Date Fair Value
2010	13,200	$5.30
2009	21,400	$3.98

Compensation expense related to the restricted stock awards totaled $115 thousand in 2010 and $154 thousand in 2009.  As of December 31, 2010, there was approximately $165 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.9 years.
The following table summarizes nonvested restricted stock activity for the twelve months ended December 31, 2010:

	Shares	Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2009	54,282	$7.25
Granted	13,200	5.30
Vested	(21,688)	9.03
Forfeited	(2,427)	6.18
Nonvested restricted stock at December 31, 2010	43,367	$5.83

20. Fair Value

Fair Value Measurement
The Company follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Company’s assets and liabilities that are measured at fair value.  Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

Level 1 Inputs
•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•
Generally, this includes debt and equity securities and derivative contracts that are traded in an active exchange market (i.e. New York Stock Exchange), as well as certain U.S. Treasury, U.S. Government and sponsored entity mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

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

•	Generally, this includes U.S. Government and sponsored entity mortgage-backed securities, corporate debt securities and derivative contracts.

Level 3 Inputs
•	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.
•
These assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Annual Report Page Number 55

Fair Value on a Recurring Basis
The following is a description of the valuation methodologies used for instruments measured at fair value:

Securities Available for Sale
The fair value of available for sale (“AFS”) securities is the market value based on quoted market prices for identical securities, when available, or market prices provided by recognized broker dealers (Level 1).  If listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use unobservable inputs due to limited or no market activity of the instrument (Level 3).
As of December 31, 2010, the fair value of the Company’s AFS securities portfolio was $107.1 million.  Approximately 80 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $85.7 million at December 31, 2010.  Approximately $75.4 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association (“GNMA”), the Federal National Mortgage Association (“FNMA”) or the Federal Home Loan Mortgage Corporation (“FHLMC”).  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.  All AFS securities were classified as Level 2 assets at December 31, 2010.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

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
There were no changes in the inputs or methodologies used to determine fair value during the year ended
December 31, 2010 as compared to the year ended December 31, 2009.

Annual Report Page Number 56

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009.

	As of December 31, 2010
(In thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Securities available for sale:
U.S. government sponsored entities	$-	$6,462	$-	$6,462
State and political subdivisions	-	10,963	-	10,963
Residential mortgage-backed securities	-	85,741	-	85,741
Commercial mortgage-backed securities	-	1,826	-	1,826
Trust preferred securities	-	565	-	565
Other equities	-	1,574	-	1,574
Total securities available for sale	-	107,131	-	107,131
Financial Liabilities:
Interest rate swap agreements	-	499	-	499

	As of December 31, 2009
(In thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Securities available for sale:
U.S. government sponsored entities	$500	$15,507	$-	$16,007
State and political subdivisions	-	2,942	-	2,942
Residential mortgage-backed securities	8,756	107,469	-	116,225
Commercial mortgage-backed securities	-	4,627	-	4,627
Trust preferred securities	-	390	-	390
Other equities	-	579	-	579
Total securities available for sale	9,256	131,514	-	140,770
Financial Liabilities:
Interest rate swap agreements	-	777	-	777

The changes in Level 1 assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 are summarized as follows:

As of December 31, 2010
(In thousands)	Securities Available for Sale
Beginning balance January 1, 2010	$9,256
Total net gains (losses) included in:
Net income	-
Other comprehensive income	-
Purchases, sales, issuances and settlements, net	(500)
Transfers in and/or out of Level 1 (a)	(8,756)
Ending balance December 31, 2010	$-

(a) Transferred from Level 1 to Level 2 because of lack of observable market data due to decreased market activity for these securities.  The transferred available for sale securities consisted entirely of residential mortgage-backed securities.

Annual Report Page Number 57

The changes in Level 2 assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 are summarized as follows:

	As of December 31, 2010
(In thousands)	Securities Available for Sale	Interest Rate Swap Agreements
Beginning balance January 1, 2010	$131,514	$777
Total net gains (losses) included in:
Net income	171	-
Other comprehensive income	705	(278)
Purchases, sales, issuances and settlements, net	34,015	-
Transfers in and/or out of Level 2	8,756	-
Ending balance December 31, 2010	$107,131	$499

There were no gains or losses (realized or unrealized) included in earnings for assets and liabilities held at December 31, 2010 or December 31, 2009.

Fair Value on a Nonrecurring Basis
Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following is a description of the valuation methodologies used for instruments measured at fair value on a nonrecurring basis:

Other Real Estate Owned (“OREO”)
The fair value was determined using appraisals, which may be discounted based on management’s review and changes in market conditions (Level 3 Inputs).

Impaired Collateral-Dependent Loans
The fair value of impaired collateral-dependent loans is derived in accordance with FASB ASC Topic 310, “Receivables.”  Fair value is determined based on the loan’s observable market price or the fair value of the collateral.  The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  During the twelve months ended December 31, 2010, the valuation allowance for impaired loans decreased $7 thousand to $2.5 million at December 31, 2010.  During the twelve months ended December 31, 2009, the valuation allowance for impaired loans increased $1.5 million from $957 thousand at December 31, 2008 to $2.5 million at December 31, 2009.
The following tables present the assets and liabilities carried on the balance sheet by caption and by level within the hierarchy (as described above) as of December 31, 2010 and December 31, 2009:

	As of December 31, 2010
(In thousands)	Level 1	Level 2	Level 3	Total	Total fair value gain (loss) during year ended December 31, 2010
Financial Assets:
Other real estate owned (“OREO”)	$-	-	$2,346	$2,346	$(807)
Impaired collateral-dependent loans	-	-	6,054	6,054	(7)

	As of December 31, 2009
(In thousands)	Level 1	Level 2	Level 3	Total	Total fair value loss during year ended December 31, 2009
Financial Assets:
Other real estate owned (“OREO”)	$-	$-	$1,530	$1,530	$150
Impaired collateral-dependent loans	-	-	21,712	21,712	1,507

Annual Report Page Number 58

Fair Value of Financial Instruments
FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments which the Company does not record at fair value. These estimated fair values as of December 31, 2010 and December 31, 2009 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.  The following methods and assumptions were used to estimate the fair value of other financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For these short-term instruments, the carrying value is a reasonable estimate of fair value.

Loans
The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the interest rate risk inherent in the loan, except for previously discussed impaired loans.

Federal Home Loan Bank Stock
Federal Home Loan Bank stock is carried at cost.  Carrying value approximates fair value based on the redemption provisions of the issues.

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

Standby Letters of Credit
At December 31, 2010, the Bank had standby letters of credit outstanding of $1.5 million, as compared to $6.4 million at December 31, 2009.  The fair value of these commitments is nominal.

The table below presents the estimated fair values of the Company’s financial instruments as of December 31, 2010 and 2009:

	2010		2009
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$43,926	$43,926	$73,635	$73,635
Securities available for sale	107,131	107,131	140,770	140,770
Securities held to maturity	21,111	21,351	28,252	28,406
Loans, net of allowance for possible loan losses	601,572	599,567	643,174	640,246
Federal Home Loan Bank stock	4,206	4,206	4,677	4,677
SBA servicing assets	512	512	897	897
Accrued interest receivable	3,791	3,791	4,225	4,225
Financial liabilities:
Deposits	654,788	634,713	758,239	739,909
Borrowed funds and subordinated debentures	90,465	103,704	100,465	113,227
Accrued interest payable	556	556	710	710
Interest rate swap agreements	499	499	777	777

Annual Report Page Number 59

21.Condensed Financial Statements of Unity Bancorp, Inc.
(Parent Company Only)

Balance Sheets	December 31,
(In thousands)	2010	2009
Assets:
Cash	$4,056	$5,077
Securities available for sale	98	90
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	72,888	69,806
Other assets	669	783
Total Assets	$86,211	$84,256
Liabilities & Shareholders’ Equity:
Other liabilities	$661	$926
Other borrowings	15,465	15,465
Shareholders’ equity	70,085	67,865
Total Liabilities & Shareholders’ Equity	$86,211	$84,256

Statements of Operations	Years ended December 31,
(In thousands)	2010	2009
Interest income	$746	$745
Interest expense	862	858
Net interest expense	(116)	(113)
Net security gains	-	2
Other expenses	21	19
Loss before income tax benefit and equity in undistributed net income (loss) of subsidiary	(137)	(130)
Income tax benefit	(45)	(43)
Loss before equity in undistributed net (loss) of subsidiary	(92)	(87)
Equity in undistributed net income (loss) of subsidiary	2,332	(994)
Net income (loss)	2,240	(1,081)
Preferred stock dividends and discount accretion	1,520	1,496
Income available (loss attributable) to common shareholders	$720	$(2,577)

Statements of Cash Flows	Years ended December 31,
(In thousands)	2010	2009
Operating Activities:
Net income (loss)	$2,240	$(1,081)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in undistributed net (income) loss of subsidiary	(2,332)	994
Gains on sales of securities available for sale	-	(2)
Net change in other assets and liabilities	9	21
Net cash used in operating activities	(83)	(68)
Investing Activities:
Sales and maturities of securities available for sale	-	17
Net cash provided by investing activities	-	17
Financing Activities:
Proceeds from issuance of common stock	94	9
Cash dividends on preferred stock	(1,032)	(975)
Net cash used in financing activities	(938)	(966)
Net decrease in cash and cash equivalents	(1,021)	(1,017)
Cash, beginning of year	5,077	6,094
Cash, end of year	$4,056	$5,077
Supplemental disclosures: Interest paid	$860	$860

Annual Report Page Number 60

22.Other Comprehensive Income (Loss)

(In thousands)	Pre-tax	Tax	After-tax
Net unrealized security gains (losses):
Balance at December 31, 2008			$(1,728)
Unrealized holding gain on securities arising during the period	$1,821	$266	1,555
Less: Reclassification adjustment for gains included in net income	855	286	569
Less: Reclassification adjustment for OTTI charges included in net income	(1,123)	(376)	(747)
Net unrealized gain on securities arising during the period	2,089	356	1,733
Balance at December 31, 2009			5
Unrealized holding gain on securities arising during the period	790	315	475
Less: Reclassification adjustment for gains included in net income	85	28	57
Net unrealized gain on securities arising during the period	705	287	418
Balance at December 31, 2010			$423
Net unrealized losses on cash flow hedges:
Balance at December 31, 2008			$(628)
Unrealized holding gain on cash flow hedges arising during the period	$236	$74	162
Balance at December 31, 2009			(466)
Unrealized holding gain on cash flow hedges arising during the period	278	112	166
Balance at December 31, 2010			(300)
Total Accumulated Other Comprehensive Income at December 31, 2010			$123

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

Annual Report Page Number 61

Quarterly Financial Information (Unaudited)

    The following quarterly financial information for the years ended December 31, 2010 and 2009 is unaudited.However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

(In thousands, except per share data)
2010	March 31	June 30	September 30	December 31
Total interest income	$11,513	$10,944	$10,726	$10,852
Total interest expense	4,049	3,681	3,314	2,991
Net interest income	7,464	7,263	7,412	7,861
Provision for loan losses	1,500	1,500	1,500	2,750
Net interest income after provision for loan losses	5,964	5,763	5,912	5,111
Total noninterest income	910	1,170	1,460	1,529
Total noninterest expense	5,941	6,040	6,404	6,605
Income before provision (benefit) for income taxes	933	893	968	35
Provision (benefit) for income taxes	185	212	242	(50)
Net income	748	681	726	85
Preferred stock dividends and discount accretion	373	379	385	383
Income available (loss attributable) to common shareholders	$375	$302	$341	$(298)
Net income (loss) per common share - Basic	$0.05	$0.04	$0.05	$(0.04)
Net income (loss) per common share - Diluted	$0.05	$0.04	$0.05	$(0.04)

(In thousands, except per share data)
2009	March 31	June 30	September 30	December 31
Total interest income	$12,590	$12,531	$12,185	$12,104
Total interest expense	5,816	5,673	5,327	4,766
Net interest income	6,774	6,858	6,858	7,338
Provision for loan losses	1,500	1,500	3,000	2,000
Net interest income after provision for loan losses	5,274	5,358	3,858	5,338
Total noninterest income (loss)	1,348	(907)	1,162	537
Total noninterest expense	5,555	6,203	6,110	6,079
Income (loss) before provision (benefit) for income taxes	1,067	(1,752)	(1,090)	(204)
Provision (benefit) for income taxes	336	(552)	(343)	(339)
Net income (loss)	731	(1,200)	(747)	135
Preferred stock dividends and discount accretion	379	372	372	373
Income available (loss attributable) to common shareholders	$352	$(1,572)	$(1,119)	$(238)
Net income (loss) per common share - Basic	$0.05	$(0.22)	$(0.16)	$(0.03)
Net income (loss) per common share - Diluted	$0.05	$(0.22)	$(0.16)	$(0.03)

Annual Report Page Number 62

Selected Consolidated Financial Data

(In thousands)
At or for the years ended December 31,
	2010	2009		2008	2007	2006
Selected Results of Operations
Interest income	$44,035	$49,410		$50,765	$48,900	$43,177
Interest expense	14,035	21,582		23,474	24,474	19,432
Net interest income	30,000	27,828		27,291	24,426	23,745
Provision for loan losses	7,250	8,000		4,500	1,550	1,550
Noninterest income	5,069	2,140		2,694	5,940	7,638
Noninterest expense	24,990	23,947		22,939	22,113	21,045
Provision (benefit) for income taxes	589	(898)		616	1,978	2,943
Net income (loss)	2,240	(1,081)		1,930	4,725	5,845
Preferred stock dividends and discount accretion	1,520	1,496		110	-	-
Income available (loss attributable) to common shareholders	720	(2,577)		1,820	4,725	5,845
Per Share Data
Net income (loss) per common share - Basic	$0.10	$(0.36)		$0.26	$0.65	$0.81
Net income (loss) per common share - Diluted	0.10	(0.36)		0.25	0.63	0.77
Book value per common share	7.08	6.91		6.99	6.70	6.34
Market value per common share	6.05	4.02		3.90	8.10	13.34
Cash dividends declared on common shares	-	-		0.10	0.19	0.18
Selected Balance Sheet Data
Assets	$818,410	$930,357		$898,310	$752,196	$694,106
Loans	615,936	657,016		685,946	590,132	507,690
Allowance for loan losses	14,364	13,842		10,326	8,383	7,624
Securities	128,242	169,022		149,509	98,591	105,457
Deposits	654,788	758,239		707,117	601,268	566,465
Borrowed funds and subordinated debentures	90,465	100,465		120,465	100,465	79,744
Shareholders’ equity	70,085	67,865		67,803	47,260	46,228
Common shares outstanding	7,211	7,144		7,119	7,063	7,296
Performance Ratios
Return (loss) on average assets	0.26%	(0.12	) %	0.23%	0.66%	0.90%
Return (loss) on average equity	1.43	(5.29)		3.72	10.11	13.56
Efficiency ratio	71.43	75.49		71.90	71.48	67.21
Net interest spread	3.41	2.87		3.13	3.07	3.33
Net interest margin	3.67	3.22		3.51	3.62	3.87
Asset Quality Ratios
Allowance for loan losses to loans	2.33%	2.11%		1.51%	1.42%	1.50%
Allowance for loan losses to nonperforming loans	66.31	54.29		64.06	153.49	85.58
Nonperforming loans to total loans	3.52	3.88		2.35	0.93	1.75
Nonperforming assets to total loans and OREO	3.88	4.10		2.45	0.94	1.80
Nonperforming assets to total assets	2.93	2.90		1.87	0.74	1.31
Net charge-offs to average loans	1.05	0.67		0.40	0.14	0.17
Capital Ratios – Company
Leverage ratio	9.97%	8.83%		9.54%	8.25%	9.08%
Tier I risk-based capital ratio	13.04	11.75		12.02	9.81	10.80
Total risk-based capital ratio	14.30	13.01		13.27	11.06	13.60
Capital Ratios – Bank
Leverage ratio	8.48%	7.38%		7.88%	7.06%	7.20%
Tier I risk-based capital ratio	11.10	9.82		9.93	8.39	8.55
Total risk-based capital ratio	13.69	12.30		12.41	11.00	12.38

All share amounts have been adjusted for the 5% stock distributions paid on June 27, 2008, June 29, 2007, and June 30, 2006.

Annual Report Page Number 63