Form 10-K, Exhibit 13
period 2011-12-31
UNITY BANCORP INC /NJ/
filed 2012-03-15
CIK 920427

Management’s Discussion & Analysis of Financial Condition & Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior periods’ data for purposes of comparability with current period presentation without impacting earnings.

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the “Bank,” or when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through the Internet and its fifteen branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County in Pennsylvania. These services include the acceptance of demand, savings and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

Results of Operations

Net income available to common shareholders for the year ended December 31, 2011 was $988 thousand or $0.13 per diluted common share, compared to $720 thousand in 2010 or $0.10 per diluted common share.  The increase was attributable to enhanced noninterest income, a reduced provision for loan losses and continued expense management.  Though the Company continues to be affected by the impact the recession has had on its borrowers through elevated delinquency levels and loan loss provisions, our net interest margin remains strong, we have been successful at keeping our expenses under control and we remain well-capitalized.
Despite these economic conditions and the impact that the recession has had on our borrowers, we have seen improvements in our financial performance as noted below.
-	Our net interest margin expanded 9 basis points to 3.76 percent,
-	Noninterest income, excluding the effect of security gains, increased 7.5 percent due to increased gains on SBA loan sales,
-	Core deposits increased $10.3 million during the year, improving our deposit mix,
-	Shareholders’ equity increased $3.5 million from year-end 2010, primarily due to net income and the increase in other comprehensive income, and
-	The Company increased its capital levels.
Items which materially impacted earnings for the year included:
-	A $6.8 million provision for loan losses due to the elevated level of charge-offs and the inherent credit risk within the loan portfolio, and
-	A $1.0 million decrease in net interest income.

The Company’s performance ratios are listed below:

	2011	2010
Net income per common share - Basic (1)	$0.13	$0.10
Net income per common share - Diluted (1)	$0.13	$0.10
Return on average assets	0.31%	0.26%
Return on average equity (2)	1.90%	1.43%
Efficiency ratio	71.42%	71.43%

(1) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
(2) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders’ equity (excluding preferred stock).

Net Interest Income
The primary source of income for the Company is net interest income, the difference between the interest earned on assets such as investments and loans, and the interest paid on deposits and borrowings.  Factors that impact the Company’s net interest income include the interest rate environment, the volume and mix of interest-earning assets and interest-bearing liabilities, and the competitive nature of the Company’s marketplace.
The Company’s net interest income has been adversely impacted by the sustained low interest rate environment, which the Federal Open Market Committee forecasts will continue into 2014.  This rate environment has resulted in earning assets continuing to reprice at lower rates, as well as the reinvestment of cash flow in lower earning products.  The benefit of this low interest rate environment is lower funding costs, as deposits reprice at lower rates.
During 2011, tax-equivalent interest income decreased $4.4 million or 10.0 percent to $39.7 million.  This decrease was driven by the lower average yield on earning assets and a decrease in the average volume of earning assets:
-
Of the $4.4 million decrease in interest income on a tax-equivalent basis, $2.8 million was due to the decrease in average interest-earning assets, and $1.6 million was attributed to reduced yields on interest-earning assets.

-
The average volume of interest-earning assets decreased $44.0 million to $776.9 million in 2011 compared to $821.0 million in 2010. This was due primarily to a $29.9 million decrease in average investment securities and a $28.8 million decrease in average loans, partially offset by a $15.2 million increase in federal funds sold and interest-bearing deposits. These fluctuations were a result of the Company actively managing the size of its balance sheet to preserve capital levels.

-
The yield on interest-earning assets decreased 26 basis points to 5.12 percent in 2011 due to the continued repricing in an overall lower interest rate environment.  Yields on most earning assets, particularly those with variable rates, fell due to these lower market rates, while the yield on securities held to maturity and SBA loans increased.

Total interest expense was $10.6 million in 2011, a decrease of $3.5 million or 24.8 percent compared to 2010. This decrease was driven by the lower overall interest rate environment combined with the shift in deposit mix away from higher priced products and a decrease in the average volume of interest-bearing liabilities:
-
Of the $3.5 million decrease in interest expense in 2011, $1.7 million was attributed to a decrease in the rates paid on interest-bearing liabilities, and $1.7 million was due to the decrease in the volume of average interest-bearing liabilities.

-
Interest-bearing liabilities averaged $648.6 million in 2011, a decrease of $59.2 million or 8.4 percent, compared to 2010.  The decrease in interest-bearing liabilities was a result of decreases in average time deposits, savings deposits and borrowed funds, partially offset by an increase in interest-bearing demand deposits.

-	The average cost of interest-bearing liabilities decreased 35 basis points to 1.62 percent, primarily due to the repricing of deposits in a lower interest rate environment.
-	The lower cost of funding was also attributed to a shift in the mix of deposits from higher cost time deposits to lower cost savings deposits and interest-bearing demand deposits.

Tax-equivalent net interest income amounted to $29.2 million in 2011, a decrease of $908 thousand or 3.0 percent, compared to 2010. Net interest margin increased 9 basis points to 3.76 percent for 2011, compared to 3.67 percent in 2010.  The net interest spread was 3.50 percent, a 9 basis point increase from 3.41 percent in 2010.
The table on the following two pages reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread (which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities), and (5) net interest income/margin on average earning assets. Rates/yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Consolidated Average Balance Sheets

Dollar amounts in thousands - interest amounts and interest rates/yields on a fully tax-equivalent basis.
For the years ended December 31,
	2011			2010
	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits	$50,574	$61	0.12%	$35,349	$87	0.25%
Federal Home Loan Bank stock	4,120	183	4.44	4,646	235	5.06
Securities:
Available for sale	97,310	3,403	3.50	118,984	4,353	3.66
Held to maturity	15,265	806	5.28	23,496	1,149	4.89
Total securities (A)	112,575	4,209	3.74	142,480	5,502	3.86
Loans, net of unearned discount:
SBA	82,177	4,665	5.68	95,353	5,264	5.52
SBA 504	58,010	3,482	6.00	66,767	4,305	6.45
Commercial	284,183	17,492	6.16	285,771	18,130	6.34
Residential mortgage	133,477	7,107	5.32	132,414	7,684	5.80
Consumer	51,830	2,542	4.90	58,200	2,926	5.03
Total loans (B)	609,677	35,288	5.79	638,505	38,309	6.00
Total interest-earning assets	$776,946	$39,741	5.12%	$820,980	$44,133	5.38%
Noninterest-earning assets:
Cash and due from banks	16,105			20,672
Allowance for loan losses	(16,198)			(14,667)
Other assets	40,528			41,817
Total noninterest-earning assets	40,435			47,822
Total Assets	$817,381			$868,802

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$103,574	$571	0.55%	$100,729	$737	0.73%
Savings deposits	287,769	2,202	0.77	289,156	2,829	0.98
Time deposits	166,836	4,067	2.44	216,488	6,173	2.85
Total interest-bearing deposits	558,179	6,840	1.23	606,373	9,739	1.61
Borrowed funds and subordinated debentures	90,465	3,711	4.05	101,449	4,296	4.18
Total interest-bearing liabilities	$648,644	$10,551	1.62%	$707,822	$14,035	1.97%
Noninterest-bearing liabilities:
Demand deposits	93,875			87,684
Other liabilities	3,607			4,174
Total noninterest-bearing liabilities	97,482			91,858
Shareholders’ equity	71,255			69,122
Total Liabilities and Shareholders’ Equity	$817,381			$868,802
Net interest spread		$29,190	3.50%		$30,098	3.41%
Tax-equivalent basis adjustment		(218)			(98)
Net interest income		$28,972			$30,000
Net interest margin			3.76%			3.67%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state tax rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

2009			2008			2007
Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield

$27,163	$117	0.43%	$26,686	$471	1.76%	$22,290	$1,068	4.79%
5,061	277	5.47	4,353	240	5.51	3,336	258	7.73

135,537	6,189	4.57	74,243	3,761	5.07	65,853	3,253	4.94
32,292	1,593	4.93	31,710	1,654	5.22	37,724	1,986	5.26
167,829	7,782	4.64	105,953	5,415	5.11	103,577	5,239	5.06

103,031	6,246	6.06	101,430	8,370	8.25	84,185	9,039	10.74
73,517	4,821	6.56	74,617	5,572	7.47	66,393	5,345	8.05
301,340	19,881	6.60	308,751	21,424	6.94	275,448	20,393	7.40
126,474	7,252	5.73	100,110	5,971	5.96	68,443	3,995	5.84
62,481	3,160	5.06	59,291	3,462	5.84	54,789	3,722	6.79
666,843	41,360	6.20	644,199	44,799	6.95	549,258	42,494	7.74
$866,896	$49,536	5.71%	$781,191	$50,925	6.52%	$678,461	$49,059	7.23%

18,948			17,529			13,467
(11,721)			(9,179)			(8,184)
33,913			31,667			29,304
41,140			40,017			34,587
$908,036			$821,208			$713,048

$89,500	$1,063	1.19%	$84,336	$1,468	1.74%	$85,750	$1,928	2.25%
214,274	3,574	1.67	168,784	3,644	2.16	204,214	8,064	3.95
341,233	12,523	3.67	330,174	13,836	4.19	213,407	10,206	4.78
645,007	17,160	2.66	583,294	18,948	3.25	503,371	20,198	4.01
112,403	4,422	3.88	108,214	4,526	4.18	84,962	4,276	5.03
$757,410	$21,582	2.84%	$691,508	$23,474	3.39%	$588,333	$24,474	4.16%

79,252			78,282			75,581
4,313			2,531			2,416
83,565			80,813			77,997
67,061			48,887			46,718
$908,036			$821,208			$713,048
	$27,954	2.87%		$27,451	3.13%		$24,585	3.07%
	(126)			(160)			(159)
	$27,828			$27,291			$24,426
		3.22%			3.51%			3.62%

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

	2011 versus 2010			2010 versus 2009
Year ended December 31,	Increase (Decrease) Due to change in			Increase (Decrease) Due to change in
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Federal funds sold and interest-bearing deposits	$30	$(56)	$(26)	$28	$(58)	$(30)
Federal Home Loan Bank stock	(25)	(27)	(52)	(22)	(20)	(42)
Investment securities	(1,195)	(98)	(1,293)	(1,129)	(1,151)	(2,280)
Net loans	(1,639)	(1,382)	(3,021)	(1,750)	(1,301)	(3,051)
Total interest income	$(2,829)	$(1,563)	$(4,392)	$(2,873)	$(2,530)	$(5,403)
Interest Expense:
Interest-bearing demand deposits	$20	$(186)	$(166)	$122	$(448)	$(326)
Savings deposits	(14)	(613)	(627)	1,014	(1,759)	(745)
Time deposits	(1,294)	(812)	(2,106)	(3,941)	(2,409)	(6,350)
Total deposits	$(1,288)	$(1,611)	$(2,899)	$(2,805)	$(4,616)	$(7,421)
Borrowed funds and subordinated debentures	(454)	(131)	(585)	(452)	326	(126)
Total interest expense	$(1,742)	$(1,742)	$(3,484)	$(3,257)	$(4,290)	$(7,547)
Net interest income – fully tax-equivalent	$(1,087)	$179	$(908)	$384	$1,760	$2,144
Decrease (increase) in tax-equivalent adjustment			(120)			28
Net interest income			$(1,028)			$2,172

Provision for Loan Losses
The provision for loan losses totaled $6.8 million for 2011, a decrease of $450 thousand compared to $7.3 million for 2010.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio.  Additional information may be found under the caption, “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.”  The current provision is considered appropriate under management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income
Noninterest income was $5.7 million for 2011, a $592 thousand increase compared to $5.1 million for 2010.  The increase is primarily due to higher gains on sales of SBA loans and securities.  The following table shows the components of noninterest income for 2011 and 2010:

(In thousands)	2011	2010
Branch fee income	$1,445	$1,424
Service and loan fee income	1,034	979
Gain on sale of SBA loans held for sale, net	962	500
Gain on sale of mortgage loans	951	1,052
Bank owned life insurance (“BOLI”)	295	310
Net security gains	303	85
Other income	671	719
Total noninterest income	$5,661	$5,069

Changes in our noninterest income reflect:
-
Branch fee income, which consists of deposit service charges and overdraft fees, was flat for 2011 when compared to 2010, as reduced deposit service charge levels were offset by increased overdraft and uncollected fees.

-	Service and loan fee income increased $55 thousand due to higher levels of payoff and other processing related fees, partially offset by lower servicing income.
-	Net gains on SBA loan sales amounted to $962 thousand on $13.3 million in sales, compared to $500 thousand on $4.8 million in sales the prior period.
-	Gains on sales of residential mortgages were $951 thousand for 2011, a decrease of $101 thousand from the prior year.
-	The increase in the cash surrender value of BOLI was $295 thousand for 2011, compared to $310 thousand in 2010.
-
The Company realized net security gains of $303 thousand on the sale of securities in 2011 compared to $85 thousand in 2010.  For additional information, see Note 4 to the Consolidated Financial Statements.

-
Other income totaled $671 thousand and $719 thousand in 2011 and 2010, respectively.  The decrease is primarily due to a refund of New Jersey state sales tax for overpayment in previous years received in 2010.

Noninterest Expense
For the year ended December 31, 2011, noninterest expense totaled $24.5 million, a decrease of $472 thousand or 1.9 percent from the same period a year ago.  This includes $215 thousand in residual lease obligations and fixed asset disposal expenses realized during the second quarter of 2011 from our decision to close two underperforming branches.  It also includes the impact of the FDIC assessment methodology change from a deposits-based method to an assets-based method, which resulted in a significantly lower assessment.  The following table presents a breakdown of noninterest expense for the years ended December 31, 2011 and 2010:

(In thousands)	2011	2010
Compensation and benefits	$11,781	$11,875
Occupancy	2,781	2,522
Processing and communications	2,104	2,139
Furniture and equipment	1,527	1,755
Professional services	817	737
Loan collection costs	979	964
Other real estate owned (“OREO”) expense	1,229	1,316
Deposit insurance	775	1,301
Advertising	727	624
Other expenses	1,798	1,757
Total noninterest expense	$24,518	$24,990

Changes in noninterest expense reflect:
-
Compensation and benefits expense amounted to $11.8 million in 2011, a decrease of $94 thousand or 0.8 percent, due to lower payroll and other sales related commission expenses, partially offset by higher employee medical benefits costs and increased residential mortgage commissions.

-	Occupancy expense increased $259 thousand or 10.3 percent, due to branch closure related expenses in 2011.
-	Processing and communications expense remained flat at $2.1 million in 2011 and 2010.
-
Furniture and equipment expense decreased $228 thousand or 13.0 percent, due to reduced depreciation expenses as a result of lower capital expenditures and lower equipment lease expenses, partially offset by branch closure related expenses.

-	Professional services costs increased $80 thousand or 10.9 percent, due to higher accounting, tax and loan review costs, partially offset by decreased consultant and legal expenses.
-	Loan collection costs remained flat at $979 thousand for 2011.
-	OREO expense decreased $87 thousand, due to reduced valuation adjustments, partially offset by increased property tax expense.
-	Deposit insurance expense decreased $526 thousand due to the assessment methodology change discussed above.
-
Advertising expense increased $103 thousand over the prior year due to increased web presence and search engine marketing, promotion of our mortgage division and expanded involvement within the community through small business events and sponsorships.

-	Other expenses increased $41 thousand or 2.3 percent compared to the prior year.

Income Tax Expense
For 2011, the Company reported income tax expense of $769 thousand for a 23.2 percent effective tax rate compared to income tax expense of $589 thousand or a 20.8 percent effective tax rate in 2010.  The 2011 provision for income taxes includes the reversal of the $323 thousand valuation reserve related to the state net operating loss carry-forward deferred tax asset.  Excluding this valuation adjustment, our effective tax rate would have been 32.9 percent.

Financial Condition

Total assets decreased $7.6 million or 0.9 percent, to $810.8 million at December 31, 2011, compared to $818.4 million at December 31, 2010.  This decrease was due to a $23.3 million decrease in total loans, a $20.7 million decrease in total securities, and a $2.0 million increase in the allowance for loan losses, partially offset by a $38.6 million increase in cash and cash equivalents.  Total deposits decreased $10.8 million, and there were no changes to total borrowed funds and subordinated debentures from prior year-end.  Total shareholders’ equity increased $3.5 million from the prior year.  Average total assets for 2011 were $817.4 million, a $51.4 million decrease from the prior year’s $868.8 million average balance.  Further discussion of these fluctuations is in the sections that follow.

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
AFS securities are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes.  Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings.  AFS securities consist primarily of obligations of U.S. Government sponsored entities and state and political subdivisions, mortgage-backed securities and other securities.
HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity.  The portfolio is comprised of obligations of state and political subdivisions and mortgage-backed securities.
AFS securities totaled $88.8 million at December 31, 2011, a decrease of $18.4 million or 17.1 percent, compared to $107.1 million at December 31, 2010.  This net decrease was the result of the following:
-	$35.4 million in principal payments, maturities and called bonds,
-	$22.7 million in sales net of realized gains, which consisted primarily of mortgage-backed securities and collateralized mortgage obligations (“CMOs”), and
-	$615 thousand in net amortization of premiums, partially offset by
-
$39.1 million in purchases, which consisted of $22.5 million of mortgage-backed securities and CMOs, $5.5 million of U.S. Government sponsored entities, $5.8 million of state and political subdivision bonds, and $5.2 million of Corporate bonds, and

-
$1.2 million appreciation in the fair value of the portfolio.  At December 31, 2011, the portfolio had a net unrealized gain of $1.9 million compared to a net unrealized gain of $697 thousand at the end of the prior year. These unrealized gains are reflected net of tax in shareholders’ equity as accumulated other comprehensive income.

The average balance of securities available for sale amounted to $97.3 million in 2011 compared to $119.0 million in 2010. The average yield earned on the available for sale portfolio decreased 16 basis points, to 3.50 percent in 2011 from 3.66 percent in 2010. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 2.4 years and 2.5 years at December 31, 2011 and 2010, respectively.
HTM securities were $18.8 million at December 31, 2011, a decrease of $2.3 million or 11.1 percent, from year- end 2010.  This net decrease was the result of:
-	$7.0 million in principal payments,
-	$2.2 million in sales net of realized losses, which consisted primarily of state and political subdivision bonds which were downgraded, and
-	$39 thousand in net amortization of premiums, partially offset by
-	$6.9 million in purchases of mortgage-backed securities and obligations of state and political subdivisions.

As of December 31, 2011 and 2010, the fair value of held to maturity securities was $19.9 million and $21.4 million, respectively. The average balance of securities held to maturity amounted to $15.3 million in 2011 compared to $23.5 million in 2010. The average yield earned on held to maturity securities increased 39 basis points, from 4.89 percent in 2010 to 5.28 percent in 2011. The weighted average repricing of held to maturity securities, adjusted for prepayments, amounted to 5.2 years and 3.5 years at December 31, 2011 and December 31, 2010, respectively.
The Company did not have any securities from a single issuer (excluding government agencies) that exceeded 10 percent of shareholders’ equity as of December 31, 2011 or 2010.
Securities with a carrying value of $81.1 million and $63.4 million at December 31, 2011 and 2010, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.
Approximately 92 percent of the total investment portfolio had a fixed rate of interest at December 31, 2011.

Loan Portfolio
The loan portfolio, which represents the Company’s largest asset group, is a significant source of both interest and fee income. The portfolio consists of SBA, SBA 504, commercial, residential mortgage and consumer loans. Different segments of the loan portfolio are subject to differing levels of credit and interest rate risk.
      Total loans decreased $23.3 million or 3.8 percent to $592.6 million at December 31, 2011, compared to $615.9 million at year-end 2010. The decline occurred in all loan types except commercial and residential mortgage loans as a direct result of the economic downturn, low consumer and business confidence levels, and reduced loan demand.  Creditworthy borrowers are cutting back on capital expenditures or postponing their purchases in hopes that the economy will improve.  In general, banks are lending less because consumers and businesses are demanding less credit.
      The following table sets forth the classification of loans by major category, including unearned fees and deferred costs, and excluding the allowance for loan losses for the past five years at December 31:

	2011		2010		2009		2008		2007
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	$7,668	1.3%	$10,397	1.7%	$21,406	3.3%	$22,181	3.2%	$24,640	4.2%
SBA held to maturity	64,175	10.8	75,741	12.3	77,844	11.8	83,127	12.1	68,875	11.7
SBA 504	55,108	9.3	64,276	10.4	70,683	10.8	76,802	11.2	72,145	12.2
Commercial	283,104	47.8	281,205	45.7	293,739	44.6	308,165	44.9	293,641	49.7
Residential mortgage	134,090	22.6	128,400	20.8	133,059	20.3	133,110	19.5	73,697	12.5
Consumer	48,447	8.2	55,917	9.1	60,285	9.2	62,561	9.1	57,134	9.7
Total loans	$592,592	100.0%	$615,936	100.0%	$657,016	100.0%	$685,946	100.0%	$590,132	100.0%

Average loans decreased $28.8 million or 4.5 percent from $638.5 million for the year ended December 31, 2010, to $609.7 million for the same period in 2011.  The decrease in average loans was due to declines in all portfolio types, except residential mortgages.  The yield on the overall loan portfolio fell 21 basis points to 5.79 percent for the year ended December 31, 2011, compared to 6.00 percent for the prior year.  This decrease was the result of new loan volume at lower rates and existing variable rate loan products repricing lower as rates remained low throughout 2011.
SBA 7(a) loans, on which the SBA has historically provided guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company than its other loan products.  These loans are made for the purposes of providing working capital and financing the purchase of equipment, inventory or commercial real estate, and may be made inside or outside the Company’s market place.  Generally, an SBA 7(a) loan has a deficiency in its credit profile that would not allow the borrower to qualify for a traditional commercial loan, which is why the government provides the guarantee.  The deficiency may be a higher loan to value (“LTV”) ratio, lower debt service coverage (“DSC”) ratio or weak personal financial guarantees.  In addition, many SBA 7(a) loans are for start up businesses where there is no history of financial information.  Finally, many SBA borrowers do not have an ongoing and continuous banking relationship with the Bank, but merely work with the Bank on a single transaction.  The Company’s SBA loans are generally sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.
SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $7.7 million at December 31, 2011, a decrease of $2.7 million from $10.4 million at December 31, 2010.  SBA 7(a) loans held to maturity amounted to $64.2 million at December 31, 2011, a decrease of $11.6 million from $75.7 million at December 31, 2010.  The yield on SBA loans, which are generally floating and adjust quarterly to the Prime rate, was 5.68 percent for the year ended December 31, 2011, compared to 5.52 percent for the prior year.
The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent.  The guarantee percentage is determined by the SBA and can vary from year to year depending on government funding and the goals of the SBA program.  The table below details SBA loan balances and their respective guarantee percentages as of December 31, 2011.  The balances represent the Company’s portion of SBA loans originated, reduced by the amount sold into the secondary market.  Currently, the Company services approximately $128.7 million in SBA loans which have been sold in the secondary market, and are not included in the balances in the following table.

	December 31, 2011
(In thousands)	SBA held for sale	SBA held to maturity	Total
< 75% Guarantee	$100	$6,373	$6,473
75% Guarantee	6,074	54,150	60,224
> 75% Guarantee	1,494	3,652	5,146
Total	$7,668	$64,175	$71,843

There is no relationship or correlation between the guarantee percentages and the level of charge-offs and recoveries.  Charge-offs taken on SBA 7(a) loans represent the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards irrespective of the guarantee percentage.
At December 31, 2011, SBA 504 loans totaled $55.1 million, a decrease of $9.2 million from $64.3 million at December 31, 2010.  The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  Generally, the Company has a 50 percent LTV ratio on SBA 504 program loans.  The yield on SBA 504 loans fell 45 basis points to 6.00 percent for 2011 from 6.45 percent for 2010 due to the reversal of accrued interest on loans placed into nonaccrual status.
Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  These loans amounted to $283.1 million at December 31, 2011, an increase of $1.9 million from year-end 2010.  The yield on commercial loans was 6.16 percent for 2011, compared to 6.34 percent for 2010.
Residential mortgage loans consist of loans secured by 1 to 4 family residential properties.  These loans amounted to $134.1 million at December 31, 2011, an increase of $5.7 million from year-end 2010.  New loan volume during 2011 was partially offset by the sale of mortgage loans totaling $55.8 million.  The yield on residential mortgages was 5.32 percent for the year ended December 31, 2011, compared to 5.80 percent for 2010.
Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $48.4 million at December 31, 2011, a decrease of $7.5 million from December 31, 2010.  The yield on consumer loans was 4.90 percent for the year ended December 31, 2011, compared to 5.03 percent for the prior year.
As of December 31, 2011, approximately 10 percent of the Company’s total loan portfolio consists of loans to various unrelated and unaffiliated borrowers in the hotel/motel industry.  Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.  The Company is currently no longer financing hotel/motel properties.   There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio.  There are no foreign loans in the portfolio.  As a preferred SBA lender, a portion of the SBA portfolio is to borrowers outside the Company’s lending area.  However, during late 2008, the Company withdrew from SBA lending outside of its primary trade area, but continues to offer SBA loan products as an additional credit product within its primary trade area.
In the normal course of business, the Company may originate loan products whose terms could give rise to additional credit risk.  Interest-only loans, loans with high loan to value ratios, construction loans with payments made from interest reserves and multiple loans supported by the same collateral (e.g. home equity loans) are examples of such products.  However, these products are not material to the Company’s financial position and are closely managed via credit controls that mitigate their additional inherent risk.  Management does not believe that these products create a concentration of credit risk in the Company’s loan portfolio.  The Company does not have any option adjustable rate mortgage loans.

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2011:

(In thousands)	Within 1 Year	1-5 Years	After 5 Years	Total
SBA	$58,164	$6,219	$7,460	$71,843
SBA 504	15,724	36,502	2,882	55,108
Commercial	114,061	146,188	22,855	283,104
Residential mortgage	35,062	58,351	40,677	134,090
Consumer	34,247	9,480	4,720	48,447
Total	$257,258	$256,740	$78,594	$592,592
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$173,177
Floating or adjustable interest rates				162,157
Total				$335,334

Troubled Debt Restructurings
Troubled debt restructurings (“TDRs”) occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider.  These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both.  When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance allocation or charge-off to the allowance.  This process is used, regardless of loan type, as well as for loans modified as TDRs that subsequently default on their modified terms.
At December 31, 2011, there were twenty-four loans totaling $21.1 million that were classified as TDRs by the Company and are deemed impaired, compared to fifteen such loans totaling $14.1 million at December 31, 2010.  During 2011, there were ten loans totaling $10.1 million classified as TDRs and one loan previously classified as a TDR was sold.  Nonperforming loans included $3.6 million of TDRs as of December 31, 2011, compared to no nonperforming TDRs at December 31, 2010.  Restructured loans that are placed in nonaccrual status may be removed after 6 months of contractual payments at a market rate of interest and the business showing the ability to service the debt going forward.  The remaining TDRs are in accrual status since they are performing in accordance with the restructured terms.  There are no commitments to lend additional funds on these loans. The following table presents a breakdown of performing and nonperforming TDRs by class as of December 31, 2011:

(In thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs
SBA	$1,398	$80	$1,478
SBA 504	4,371	1,754	6,125
Commercial other	985	-	985
Commercial real estate	10,682	1,811	12,493
Total	$17,436	$3,645	$21,081

Through December 31, 2011, our TDRs consisted of interest rate reductions, interest or principal only periods and maturity extensions.  There has been no principal forgiveness.   The following table shows the types of modifications done to date by class through December 31, 2011:

(In thousands)	SBA	SBA 504	Commercial other	Commercial real estate	Total
Type of Modification:
Interest only	$446	$-	$-	$1,617	$2,063
Principal only	27	-	-	-	27
Reduced interest rate	52	-	-	1,319	1,371
Interest only with reduced interest rate	54	1,127	985	5,511	7,677
Interest only with nominal principal	421	3,050	-	1,142	4,613
Extended maturity with reduced interest rate	-	-	-	2,904	2,904
Previously modified back to original terms	478	1,948	-	-	2,426
Total TDRs	$1,478	$6,125	$985	$12,493	$21,081

Asset Quality
Inherent in the lending function is credit risk, which is the possibility a borrower may not perform in accordance with the contractual terms of their loan.  A borrower’s inability to pay their obligations according to the contractual terms can create the risk of past due loans and, ultimately, credit losses, especially on collateral deficient loans.  The Company minimizes its credit risk by loan diversification and adhering to strict credit administration policies and procedures.  Due diligence on loans begins when we initiate contact regarding a loan with a borrower.  Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors, are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to ongoing internal reviews for credit quality, as well as independent credit reviews by an outside firm.
The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors. The current state of the economy and the downturn in the real estate market has resulted in increased loan delinquencies and defaults.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrowers’ financial statements and tax returns.
Nonperforming assets consist of nonperforming loans and OREO.  Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal, until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans.  Loans past due 90 days or more and still accruing interest generally represent loans that are well collateralized and in a continuing process expected to result in repayment or restoration to current status.

The following table sets forth information concerning nonperforming loans and nonperforming assets at December 31 for the past five years:

(In thousands)	2011	2010	2009	2008	2007
Nonperforming by category:
SBA (1)	$5,859	$8,162	$6,559	$4,228	$2,110
SBA 504	2,086	2,714	5,575	4,600	-
Commercial	8,519	5,452	7,397	5,247	1,630
Residential mortgage	6,037	5,085	5,578	1,808	1,192
Consumer	268	249	387	237	529
Total nonperforming loans (2)	$22,769	$21,662	$25,496	$16,120	$5,461
OREO	3,032	2,346	1,530	710	106
Total nonperforming assets	$25,801	$24,008	$27,026	$16,830	$5,567
Past due 90 days or more and still accruing interest:
SBA	$246	$374	$592	$332	$114
SBA 504	-	-	-	-	-
Commercial	1,141	-	469	146	41
Residential mortgage	36	-	1,196	2,058	-
Consumer	988	-	29	-	-
Total	$2,411	$374	$2,286	$2,536	$155
Nonperforming loans to total loans	3.84%	3.52%	3.88%	2.35%	0.93%
Nonperforming loans and TDRs to total loans (3)	6.78	5.80	4.88	2.81	0.93
Nonperforming assets to total loans and OREO	4.33	3.88	4.10	2.45	0.94
Nonperforming assets to total assets	3.18	2.93	2.90	1.87	0.74
(1) Guaranteed SBA loans included above	$939	$2,706	$1,931	$1,983	$714
(2) Nonperforming TDRs included above	3,645	-	-	-	-
(3) Performing TDRs included above	17,436	14,081	6,576	3,150	-

The current state of the economy impacts the Company’s level of delinquent and nonperforming loans by putting a strain on the Company’s borrowers and their ability to pay their loan obligations.  Unemployment rates continue to be at elevated levels and businesses are reluctant to hire.  Unemployment and flat wages have caused consumer spending and demand for goods to decline, impacting the profitability of small businesses.  Consequently, the Company’s nonperforming loans remain at an elevated level.
    Nonperforming loans were $22.8 million at December 31, 2011, a $1.1 million increase from $21.7 million at year-end 2010.  Since year-end 2010, nonperforming loans in the SBA and SBA 504 segments decreased, offset by an increase in nonperforming loans in the commercial, residential mortgage and consumer segments.  Included in nonperforming loans at December 31, 2011 are approximately $939 thousand of loans guaranteed by the SBA, compared to $2.7 million at December 31, 2010.  In addition, there were $2.4 million and $374 thousand in loans past due 90 days or more and still accruing interest at December 31, 2011 and December 31, 2010, respectively.
OREO properties totaled $3.0 million at December 31, 2011, an increase of $686 thousand from $2.3 million at year-end 2010.  During 2011, the Company took title to fourteen properties totaling $6.4 million and recorded valuation adjustments of $1.4 million on ten OREO properties. The Company sold ten OREO properties totaling $4.3 million in 2011.
The Company also monitors potential problem loans.  Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $5.7 million at December 31, 2011, an increase of $211 thousand from $5.5 million at December 31, 2010.  The increase is due to the addition of loans totaling $14.6 million during the year, partially offset by the removal of loans totaling $14.4 million.
See Note 5 to the accompanying Consolidated Financial Statements for more information regarding Asset Quality.

Allowance for Loan Losses and Unfunded Loan Commitments
Management reviews the level of the allowance for loan losses on a quarterly basis.  The standardized methodology used to assess the adequacy of the allowance includes the allocation of specific and general reserves.  Specific reserves are made to individual impaired loans, which have been defined to include all nonperforming loans and troubled debt restructurings.  The general reserve is set based upon a representative average historical net charge-off rate adjusted for certain environmental factors such as: delinquency and impairment trends, charge-off and recovery trends, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.
Beginning in the third quarter of 2009, when calculating the five-year historical net charge-off rate, the Company weights the past three years more heavily due to the higher amount of charge-offs experienced during those years.  All of the environmental factors are ranked and assigned a basis points value based on the following scale: low, low moderate, moderate, high moderate and high risk.  The factors are evaluated separately for each type of loan.  For example, commercial loans are broken down further into commercial and industrial loans, commercial mortgages, construction loans, etc.  Each type of loan is risk weighted for each environmental factor based on its individual characteristics.
According to the Company’s policy, a loss (“charge-off”) is to be recognized and charged to the allowance for loan losses as soon as a loan is recognized as uncollectable.  All credits which are 90 days past due must be analyzed for the Company’s ability to collect on the credit.  Once a loss is known to exist, the charge-off approval process is immediately expedited.
Beginning in 2010, the Company significantly increased its loan loss provision in response to the inherent credit risk within its loan portfolio and changes to some of the environmental factors noted above.  The inherent credit risk was evidenced by the increase in delinquent and nonperforming loans in recent quarters, as the downturn in the economy impacted borrowers’ ability to pay and factors, such as a weakened housing market, eroded the value of underlying collateral.  In addition, net charge-offs are higher than normal, as the Company is proactively addressing these issues.
The allowance for loan losses totaled $16.3 million and $14.4 million at December 31, 2011 and December 31, 2010, respectively, with resulting allowance to total loan ratios of 2.76 percent and 2.33 percent, respectively.  Net charge-offs amounted to $4.8 million for the year ended December 31, 2011, compared to $6.7 million for 2010.  Net charge-offs to average loan ratios are shown in the following table for each major loan category.

The following is a summary of the allowance for loan losses for the past five years:

(In thousands)	2011	2010	2009	2008	2007
Balance, beginning of year	$14,364	$13,842	$10,326	$8,383	$7,624
Provision charged to expense	6,800	7,250	8,000	4,500	1,550
Charge-offs:
SBA	2,348	1,351	1,874	1,246	770
SBA 504	950	1,548	812	1,000	-
Commercial	1,809	3,627	1,845	408	155
Residential mortgage	215	500	216	25	-
Consumer	177	245	27	145	50
Total charge-offs	5,499	7,271	4,774	2,824	975
Recoveries:
SBA	216	243	123	177	147
SBA 504	77	-	27	-	-
Commercial	330	296	134	39	18
Residential mortgage	54	-	-	-	-
Consumer	6	4	6	51	19
Total recoveries	683	543	290	267	184
Total net charge-offs	$4,816	$6,728	$4,484	$2,557	$791
Balance, end of year	$16,348	$14,364	$13,842	$10,326	$8,383
Selected loan quality ratios:
Net charge-offs to average loans:
SBA	2.59%	1.16%	1.70%	1.05%	0.74%
SBA 504	1.50	2.32	1.07	1.34	0.00
Commercial	0.52	1.17	0.57	0.12	0.05
Residential mortgage	0.12	0.38	0.17	0.02	0.00
Consumer	0.33	0.41	0.03	0.16	0.06
Total loans	0.79	1.05	0.67	0.40	0.14
Allowance to total loans	2.76	2.33	2.11	1.51	1.42
Allowance to nonperforming loans	71.80	66.31	54.29	64.06	153.49

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

	2011		2010		2009		2008		2007
(In thousands)	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Balance applicable to:
SBA	$4,088	12.1%	$4,198	14.0%	$3,247	15.1%	$2,579	15.3%	$2,181	15.9%
SBA 504	1,423	9.3	1,551	10.4	1,872	10.8	1,065	11.2	902	12.2
Commercial	8,129	47.8	6,011	45.7	6,013	44.6	4,415	44.9	4,186	49.7
Residential mortgage	1,703	22.6	1,679	20.8	1,615	20.3	1,464	19.5	564	12.5
Consumer	536	8.2	586	9.1	632	9.2	646	9.1	505	9.7
Unallocated	469	-	339	-	463	-	157	-	45	-
Total	$16,348	100.0%	$14,364	100.0%	$13,842	100.0%	$10,326	100.0%	$8,383	100.0%

In addition to the allowance for loan losses, the Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the allowance are made through other expense and applied to the allowance which is maintained in other liabilities.  At December 31, 2011, a $79 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $66 thousand commitment reserve at December 31, 2010.
See Note 6 to the accompanying Consolidated Financial Statements for more information regarding the Allowance for Loan Losses and Unfunded Loan Commitments.

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

The following are period-end deposit balances for each of the last three years:

At December 31,	2011		2010		2009
(In thousands)	Amount	%	Amount	%	Amount	%
Ending balance:
Noninterest-bearing demand deposits	$101,193	15.7%	$91,272	13.9%	$80,100	10.6%
Interest-bearing demand deposits	104,749	16.3	105,530	16.1	100,046	13.2
Savings deposits	278,603	43.2	277,394	42.5	286,334	37.7
Time deposits	159,426	24.8	180,592	27.5	291,759	38.5
Total deposits	$643,971	100.0%	$654,788	100.0%	$758,239	100.0%

Total deposits decreased $10.8 million to $644.0 million at December 31, 2011, from $654.8 million at December 31, 2010.  The decrease in deposits was the result of a $21.2 million decrease in time deposits and a $781 thousand decrease in interest-bearing demand deposits, partially offset by a $9.9 million increase in noninterest-bearing demand deposits and a $1.2 million increase in savings deposits.  The decline in time deposits was due to the planned run off of a maturing high rate promotion done at the end of 2008 to bolster liquidity.  The increase in noninterest-bearing and savings deposits was a result of new sales initiatives and efforts by branch personnel to bring in deposit relationships.
The mix of deposits shifted to a more favorable mix during 2011 as the concentration of time deposits fell from 27.5 percent of total deposits at December 31, 2010 to 24.8 percent of total deposits at December 31, 2011, in turn causing the concentration of all other deposit types to increase.  The average cost of interest-bearing deposits in 2011 was 1.23 percent compared to 1.61 percent for 2010.  The decrease in the cost of deposits is attributed to the lower interest rate environment and the favorable shift from higher cost time deposits to demand and savings deposits.

The following are average deposits for each of the last three years:

	2011		2010		2009
(In thousands)	Amount	%	Amount	%	Amount	%
Average balance:
Noninterest-bearing demand deposits	$93,875	14.4%	$87,684	12.6%	$79,252	10.9%
Interest-bearing demand deposits	103,574	15.9	100,729	14.5	89,500	12.4
Savings deposits	287,769	44.1	289,156	41.7	214,274	29.6
Time deposits	166,836	25.6	216,488	31.2	341,233	47.1
Total deposits	$652,054	100.0%	$694,057	100.0%	$724,259	100.0%

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
As of December 31, 2011 and 2010, borrowed funds and subordinated debentures totaled $90.5 million, which are broken down in the following table:

(In thousands)	2011	2010
FHLB borrowings:
Fixed rate advances	$30,000	$30,000
Repurchase agreements	30,000	30,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	15,465	15,465

At December 31, 2011, the Company had $54.9 million of additional credit available at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.
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
The following table sets forth the gap ratio at December 31, 2011.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six months	Six months through one year	More than one year through three years	More than three years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets:
Cash and due from banks	$-	$-	$-	$-	$-	$17,688	$17,688
Federal funds sold and interest-bearing deposits	64,886	-	-	-	-	-	64,886
Federal Home Loan Bank stock	-	-	-	-	-	4,088	4,088
Securities	19,779	12,572	29,834	12,309	19,554	13,488	107,536
Loans	188,752	68,506	157,098	99,642	40,448	38,146	592,592
Other assets	-	-	-	-	-	24,056	24,056
Total Assets	$273,417	$81,078	$186,932	$111,951	$60,002	$97,466	$810,846
Liabilities and Shareholders’ Equity:
Noninterest-bearing demand deposits	$-	$-	$-	$-	$-	$101,193	$101,193
Savings and interest-bearing demand deposits	173,307	701	85,118	73,976	50,250	-	383,352
Time deposits	63,620	29,190	44,116	22,218	218	64	159,426
Borrowed funds and subordinated debentures	15,000	-	-	30,000	45,000	465	90,465
Other liabilities	-	-	-	-	-	2,852	2,852
Shareholders’ equity	-	-	-	-	-	73,558	73,558
Total Liabilities and Shareholders’ Equity	$251,927	$29,891	$129,234	$126,194	$95,468	$178,132	$810,846
Gap	$21,490	$51,187	$57,698	$(14,243)	$(35,466)	$(80,666)	$-
Cumulative Gap	$21,490	$72,677	$130,375	$116,132	$80,666	$-	$-
Cumulative Gap to Total Assets%	2.7%	9.0%	16.1%	14.3%	9.9%	-	-

At December 31, 2011, there was a six-month asset-sensitive gap of $21.5 million and a one-year asset-sensitive gap of $72.7 million, as compared to asset-sensitive gaps of $42.5 million and $68.5 million at December 31, 2010.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.
Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by RMC to correct the imbalance. Simulations are typically created over a 12 to 24 month time horizon. At December 31, 2011, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would increase by approximately $193 thousand, or 0.7 percent. A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $565 thousand or 2.1 percent. These variances in net interest income are within the Board-approved guidelines of +/- 5 percent.
Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Like the simulation model, results falling outside prescribed ranges require action by RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 4.18 percent in a rising rate environment and a decline of 14.40 percent in a falling rate environment at December 31, 2011.  At December 31, 2010, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 8.46 percent in a rising rate environment and a decline of 9.13 percent in a falling rate environment. The variance in the EVPE at December 31, 2011 and 2010 is within Board-approved guidelines of +/- 35 percent.

Financial Derivatives
In order to manage interest rate risk, the Company may enter into financial derivative contracts such as interest rate swaps.  At December 31, 2011 and 2010 the Company was a party to interest rate swap agreements used to hedge variable rate debt as follows:

(In thousands, except percentages and years)	2011	2010
Notional amount	$5,000	$15,000
Weighted average pay rate	3.94%	4.05%
Weighted average receive rate (three-month LIBOR)	0.32%	0.34%
Weighted average maturity in years	0.25	0.90
Unrealized loss relating to interest rate swaps	$(43)	$(499)

For additional information, see Note 12 to the Consolidated Financial Statements.

Operating, Investing and Financing
The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2011, the balance of cash and cash equivalents was $82.6 million, an increase of $38.6 million from December 31, 2010.
Net cash provided by operating activities totaled $16.4 million for the year ended December 31, 2011, compared to $17.0 million for the prior year. The primary sources of funds were adjustments to net income, such as the provision for loan losses, depreciation expenses, and proceeds from SBA loans held for sale and mortgage loans held for sale, offset by originations of SBA and mortgage loans held for sale.
Net cash provided by investing activities amounted to $33.7 million in 2011, compared to $67.7 million in 2010.  The cash provided by investing activities was primarily a result of sales, maturities and principal payments on securities and a net decrease in loans, partially offset by purchases of securities.
Net cash used in financing activities was $11.4 million in 2011, compared to $114.4 million in 2010.  Net cash used in financing activities consisted of a decline in deposits, the repayment of borrowings and dividends paid on preferred stock, partially offset by proceeds from the exercise of stock options.

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
At December 31, 2011, the Parent Company had $3.5 million in cash and $88 thousand in marketable securities, valued at fair market value compared to $4.1 million in cash and $98 thousand in marketable securities at December 31, 2010.  The decrease in cash at the Parent Company was primarily due to the payment of cash dividends on preferred stock.

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
Total FHLB borrowings amounted to $60.0 million and third party repurchase agreements totaled $15.0 million as of December 31, 2011.  At December 31, 2011, $54.9 million was available for additional borrowings from the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.  An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $88.7 million and $7.7 million, respectively, at December 31, 2011.
As of December 31, 2011, deposits included $54.6 million of Government deposits, as compared to $36.3 million at year-end 2010.  These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $51.0 million of deposits from seven municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.
 The Company was committed to advance approximately $79.4 million to its borrowers as of December 31, 2011, compared to $66.0 million at December 31, 2010.  At December 31, 2011, $37.4 million of these commitments expire after one year, compared to $17.2 million a year earlier.  At December 31, 2011, the Company had $1.8 million in standby letters of credit compared to $1.5 million at December 31, 2010.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Off-Balance Sheet Arrangements and Contractual Obligations
The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2011. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby letters of credit	$1,819	$-	$-	$10	$1,829

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2011. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Borrowed funds and subordinated debentures	$-	$-	$30,000	$60,465	$90,465
Operating lease obligations	1,078	1,328	16	-	2,422
Purchase obligations	937	1,848	1,848	76	4,709
Total	$2,015	$3,176	$31,864	$60,541	$97,596

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
Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consist primarily of contractual obligations under data processing and ATM service agreements.

Capital
A significant measure of the strength of a financial institution is its capital base.  Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and other qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as tier 1 capital.  Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-weighted assets).  A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-weighted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-weighted assets of 8 percent.In addition, banks are required to meet a leverage capital requirement, which measures tier 1 capital against average assets. Banks which are highly rated and not experiencing significant growth are required to maintain a leverage ratio of 3 percent while all other banks are expected to maintain a leverage ratio 1 to 2 percentage points higher.

The following table summarizes the Company’s and the Bank’s risk-based capital and leverage ratios at December 31, 2011 and 2010, as well as the minimum regulatory capital ratios required to be deemed “well-capitalized.”

Company	2011	2010	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	10.44%	9.97%	4.00%	N/A
Tier 1 risk-based capital ratio	14.33	13.04	4.00	N/A
Total risk-based capital ratio	15.60	14.30	8.00	N/A

Bank	2011	2010	Adequately Capitalized Requirements	Well- Capitalized Requirements
Leverage ratio	9.01%	8.48%	4.00%	5.00%
Tier 1 risk-based capital ratio	12.36	11.10	4.00	6.00
Total risk-based capital ratio	15.05	13.69	8.00	10.00

At December 31, 2011, shareholders’ equity was $73.6 million, an increase of $3.5 million from year-end 2010.  The increase in shareholders’ equity was due to net income of $2.5 million, $963 thousand from the issuance of common stock under employee benefit plans, $724 thousand appreciation in the net unrealized gains on available for sale securities, and $274 thousand appreciation in net unrealized gains on cash flow hedge derivatives, partially offset by $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.
During the first quarter of 2011, the Company retired approximately 425 thousand shares of Treasury Stock.  The associated $4.2 million was allocated between common stock and retained earnings.
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
As part of the CPP, the Company’s future ability to pay cash dividends is limited for so long as the Treasury holds the preferred stock.  As so limited the Company may not increase its quarterly cash dividend above $0.05 per share, the quarterly rate in effect at the time the CPP program was announced, without the prior approval of the Treasury.  The Company did not declare or pay any dividends during 2011 or 2010.  The Company is currently preserving capital and will resume paying dividends when earnings and credit quality improve.
The Company pays quarterly dividends to the U.S. Treasury on the preferred stock which it holds.  During 2011, the Company accrued $1.0 million in dividends payable and $526 thousand in the accretion of the discount on the preferred stock.  The accrued preferred stock dividends and discount accretion are presented in the Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity.  Amounts accrued and unpaid are included on the Consolidated Balance Sheets as “Accrued expenses and other liabilities.”  Cash dividends paid to the U.S. Treasury totaled $1.0 million during 2011 and appear on the Consolidated Statements of Cash Flows.
The Company suspended its share repurchase program, as required by the CPP.  On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  There were no shares repurchased during 2011 or 2010.  As of December 31, 2011, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan when and if it is reinstated.

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

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2011, contains a summary of the Company’s significant accounting policies. Management believes the Company’s policies with respect to the methodology for the determination of the other-than-temporary impairment on securities, servicing assets, allowance for loan losses, cash flow hedges and income taxes involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

Other-Than-Temporary Impairment
The Company has a process in place to identify debt securities that could potentially incur credit impairment that is other-than-temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary.  Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a forecasted period of time that allows for the recovery in value.
Management assesses its intent to sell or whether it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses.  For debt securities that are considered other-than-temporarily impaired with no intent to sell and no requirement to sell prior to recovery of its amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.
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
      The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area, the volume and composition of the loan portfolio, and historical loan loss experience.   The allowance for loan losses consists of specific reserves for individually impaired credits and troubled debt restructurings, reserves for nonimpaired loans based on historical loss factors and reserves based on general economic factors and other qualitative risk factors such as changes in delinquency trends, industry concentrations or local/national economic trends.   This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.
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

Derivative Instruments and Hedging Activities
The Company uses derivative instruments, such as interest rate swaps, to manage interest rate risk.  The Company recognizes all derivative instruments at fair value as either assets or liabilities in other assets or other liabilities.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.  For derivatives not designated as an accounting hedge, the gain or loss is recognized in trading noninterest income.  As of December 31, 2011, all of the Company’s derivative instruments qualified as hedging instruments.
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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Pursuant to the rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 has not been attested to by McGladrey & Pullen, LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2011, as stated in their report which is included herein.

James A. Hughes
President and Chief Executive Officer

Alan J. Bedner
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Unity Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years then ended. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP
Blue Bell, Pennsylvania
March 15, 2012

Consolidated Balance Sheets
(In thousands)
December 31,
	2011	2010
ASSETS
Cash and due from banks	$17,688	$17,637
Federal funds sold and interest-bearing deposits	64,886	26,289
Cash and cash equivalents	82,574	43,926
Securities:
Available for sale	88,765	107,131
Held to maturity (fair value of $19,879 and $21,351 in 2011 and 2010, respectively)	18,771	21,111
Total securities	107,536	128,242
Loans:
SBA held for sale	7,668	10,397
SBA held to maturity	64,175	75,741
SBA 504	55,108	64,276
Commercial	283,104	281,205
Residential mortgage	134,090	128,400
Consumer	48,447	55,917
Total loans	592,592	615,936
Less: Allowance for loan losses	16,348	14,364
Net loans	576,244	601,572
Premises and equipment, net	11,350	10,967
Bank owned life insurance (“BOLI”)	9,107	8,812
Deferred tax assets	6,878	7,550
Federal Home Loan Bank stock	4,088	4,206
Accrued interest receivable	3,703	3,791
Other real estate owned (“OREO”)	3,032	2,346
Prepaid FDIC insurance	2,545	3,266
Goodwill and other intangibles	1,530	1,544
Other assets	2,259	2,188
Total Assets	$810,846	$818,410
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$101,193	$91,272
Interest-bearing demand deposits	104,749	105,530
Savings deposits	278,603	277,394
Time deposits, under $100,000	102,809	119,478
Time deposits, $100,000 and over	56,617	61,114
Total deposits	643,971	654,788
Borrowed funds	75,000	75,000
Subordinated debentures	15,465	15,465
Accrued interest payable	523	556
Accrued expenses and other liabilities	2,329	2,516
Total Liabilities	737,288	748,325
Commitments and contingencies (Note 11)	-	-
Shareholders’ equity:
Cumulative perpetual preferred stock, Series B, $1 liquidation preference per share, 500 shares authorized, 21 shares issued and outstanding in 2011 and 2010	19,545	19,019
Common stock, no par value, 12,500 shares authorized, 7,459 shares issued and outstanding in 2011; 7,636 shares issued and 7,211 outstanding in 2010	53,746	55,884
Accumulated deficit	(854)	(772)
Treasury stock at cost (425 shares in 2010)	-	(4,169)
Accumulated other comprehensive income	1,121	123
Total Shareholders’ Equity	73,558	70,085
Total Liabilities and Shareholders’ Equity	$810,846	$818,410

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income
(In thousands, except per share amounts)
For the years ended December 31,
	2011	2010
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$61	$87
Federal Home Loan Bank stock	183	235
Securities:
Available for sale	3,204	4,287
Held to maturity	787	1,117
Total securities	3,991	5,404
Loans:
SBA	4,665	5,264
SBA 504	3,482	4,305
Commercial	17,492	18,130
Residential mortgage	7,107	7,684
Consumer	2,542	2,926
Total loans	35,288	38,309
Total interest income	39,523	44,035
INTEREST EXPENSE
Interest-bearing demand deposits	571	737
Savings deposits	2,202	2,829
Time deposits	4,067	6,173
Borrowed funds and subordinated debentures	3,711	4,296
Total interest expense	10,551	14,035
Net interest income	28,972	30,000
Provision for loan losses	6,800	7,250
Net interest income after provision for loan losses	22,172	22,750
NONINTEREST INCOME
Branch fee income	1,445	1,424
Service and loan fee income	1,034	979
Gain on sale of SBA loans held for sale, net	962	500
Gain on sale of mortgage loans, net	951	1,052
Bank owned life insurance	295	310
Net security gains	303	85
Other income	671	719
Total noninterest income	5,661	5,069
NONINTEREST EXPENSE
Compensation and benefits	11,781	11,875
Occupancy	2,781	2,522
Processing and communications	2,104	2,139
Furniture and equipment	1,527	1,755
Professional services	817	737
Loan collection costs	979	964
OREO expenses	1,229	1,316
Deposit insurance	775	1,301
Advertising	727	624
Other expenses	1,798	1,757
Total noninterest expense	24,518	24,990
Income before provision for income taxes	3,315	2,829
Provision for income taxes	769	589
Net income	2,546	2,240
Preferred stock dividends and discount accretion	1,558	1,520
Income available to common shareholders	$988	$720
Net income per common share - Basic	$0.13	$0.10
Net income per common share - Diluted	0.13	0.10
Weighted average common shares outstanding - Basic	7,333	7,173
Weighted average common shares outstanding - Diluted	7,735	7,447

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income
(In thousands)
For the years ended December 31,
	2011	2010
Net income	$2,546	$2,240
Other comprehensive income, net of tax:
Unrealized gains on securities:
Unrealized holding gains arising during period	1,004	532
Less: Reclassification adjustment for gains included in net income	280	114
Total unrealized gains on securities	724	418
Unrealized gains on cash flow hedge derivatives:
Unrealized holding gains arising during period	274	166
Total other comprehensive income	998	584
Total comprehensive income	$3,544	$2,824

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands)
	Preferred Stock	Common Stock		Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
		Shares	Amount
Balance, December 31, 2009	$18,533	7,144	$55,454	$(1,492)	$(4,169)	$(461)	$67,865
Net income				2,240			2,240
Unrealized holding gains on securities and cash flow hedge derivatives						584	584
Accretion of discount on preferred stock	486			(486)			-
Dividends on preferred stock (5% annually)				(1,034)			(1,034)
Common stock issued and related tax effects (1)		67	430				430
Balance, December 31, 2010	$19,019	7,211	$55,884	$(772)	$(4,169)	$123	$70,085
Net income				2,546			2,546
Unrealized holding gains on securities and cash flow hedge derivatives						998	998
Accretion of discount on preferred stock	526			(526)			-
Dividends on preferred stock (5% annually)				(1,034)			(1,034)
Retire Treasury stock			(3,101)	(1,068)	4,169		-
Common stock issued and related tax effects (1)		248	963				963
Balance, December 31, 2011	$19,545	7,459	$53,746	$(854)	$-	$1,121	$73,558

(1) Includes the issuance of common stock under employee benefit plans, which includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
(In thousands)
For the years ended December 31,
	2011	2010
OPERATING ACTIVITIES:
Net income	$2,546	$2,240
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	6,800	7,250
Net amortization of purchase premiums and discounts on securities	576	881
Depreciation and amortization	1,040	1,317
Deferred income tax expense (benefit)	4	(641)
Net security gains	(303)	(85)
Stock compensation expense	221	317
Loss on sale of OREO	227	707
Gain on sale of SBA loans held for sale, net	(962)	(500)
Gain on sale of mortgage loans, net	(951)	(1,052)
Origination of mortgage loans held for sale	(55,781)	(54,299)
Origination of SBA loans held for sale	(10,682)	(1,573)
Proceeds from sale of mortgage loans held for sale, net	56,732	55,351
Proceeds from sale of SBA loans held for sale, net	14,243	5,286
Loss on sale or disposal of premises and equipment	227	9
Net change in other assets and liabilities	2,421	1,800
Net cash provided by operating activities	16,358	17,008
INVESTING ACTIVITIES:
Purchases of securities held to maturity	(6,918)	(3,765)
Purchases of securities available for sale	(39,135)	(46,711)
Maturities and principal payments on securities held to maturity	7,011	8,882
Maturities and principal payments on securities available for sale	35,393	65,877
Proceeds from sale of securities held to maturity	2,168	1,893
Proceeds from sale of securities available for sale	23,123	14,513
Proceeds from redemption of Federal Home Loan Bank stock	118	471
Proceeds from sale of OREO	4,052	8,077
Net decrease in loans	9,594	21,353
Purchase of bank owned life insurance	-	(2,500)
Proceeds from sale or disposal of premises and equipment	2	-
Purchases of premises and equipment	(1,715)	(421)
Net cash provided by investing activities	33,693	67,669
FINANCING ACTIVITIES:
Net decrease in deposits	(10,817)	(103,451)
Repayments of borrowings	-	(10,000)
Proceeds from exercise of stock options	446	97
Dividends on preferred stock	(1,032)	(1,032)
Net cash used in financing activities	(11,403)	(114,386)
Increase (decrease) in cash and cash equivalents	38,648	(29,709)
Cash and cash equivalents at beginning of year	43,926	73,635
Cash and cash equivalents at end of year	$82,574	$43,926
SUPPLEMENTAL DISCLOSURES:
Cash
Interest paid	$10,584	$14,189
Income taxes paid	606	1,328
Noncash investing activities:
Transfer of SBA loans held for sale to held to maturity	130	7,796
Transfer of loans to OREO	6,411	9,700

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
Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, the Bank, is chartered by the New Jersey Department of Banking and Insurance.   The Bank provides a full range of commercial and retail banking services through fifteen branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County in Pennsylvania.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.
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
The Company has two wholly-owned statutory trust subsidiaries.  See details in Note 10 to the Consolidated Financial Statements.

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
Securities that are classified as available for sale are stated at fair value.  Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as other comprehensive income, a separate component of shareholders’ equity, net of taxes.  Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes.  The cost of securities sold is determined on a specific identification basis.  Gains and losses on sales of securities are recognized in the Consolidated Statements of Income on the date of sale.
Securities are classified as held to maturity based on management’s intent and ability to hold them to maturity.  Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts using the level yield method.
If transfers between the available for sale and held to maturity portfolios occur, they are accounted for at fair value and  unrealized holding gains and losses are accounted for at the date of transfer.  For securities transferred to available for sale from held to maturity, unrealized gains or losses as of the date of the transfer are recognized in other comprehensive income (loss), a separate component of shareholders’ equity.  For securities transferred into the held to maturity portfolio from the available for sale portfolio, unrealized gains or losses as of the date of transfer continue to be reported in other comprehensive income (loss), and are amortized over the remaining life of the security as an adjustment to its yield, consistent with amortization of the premium or accretion of the discount.
The Company has a process in place to identify debt securities for impairment that is other-than-temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate related impairment of a security is other-than-temporary.  Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value.
Management assesses their intent to sell or whether it is more likely than not that they will be required to sell a security before recovery of its amortized cost basis less any current period credit losses.  For debt securities that are considered other-than-temporarily impaired with no intent to sell and no requirement to sell prior to recovery of the amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors.  The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows.  The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income (loss).
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
Loans are reported as past due when either interest or principal is unpaid in the following circumstances: fixed payment loans when the borrower is in arrears for two or more monthly payments; open-end credit for two or more billing cycles; and single payment notes if interest or principal remains unpaid for 30 days or more.
Loans are charged off when collection is sufficiently questionable and when the Company can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge-off when, after thorough analysis, all possible sources of repayment are insufficient.  These include: 1) potential future cash flows, 2) value of collateral, and/or 3) strength of co-makers and guarantors.  All unsecured loans are charged off upon the establishment of the loan’s nonaccrual status.  Additionally, all loans classified as a loss or that portion of the loan classified as a loss is charged off.  All loan charge-offs are approved by the Board of Directors.
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
The Company evaluates its loans for impairment.  A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  The Company has defined impaired loans to be all troubled debt restructurings (“TDRs”) and nonperforming loans.  Impairment is evaluated in total for smaller-balance loans of a similar nature (consumer and residential mortgage loans), and on an individual basis for other loans.  TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider.  These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both.  Interest income on accruing TDRs is credited to operations primarily based upon the principal amount outstanding, as stated in the paragraphs above.  Management evaluates for any possible impairment using either the discounted cash flows method, where the value of the loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs.  If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.
Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.  The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale.
The Company originates loans to customers under an SBA program that historically has provided for SBA guarantees of up to 90 percent of each loan.  The Company generally sells the guaranteed portion of its SBA loans to a third party and retains the servicing, holding the nonguaranteed portion in its portfolio.  When sales of SBA loans occur, the premium received on the sale and the present value of future cash flows of the servicing assets are recognized in income.
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
The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area, the volume and composition of the loan portfolio, and historical loan loss experience.  The allowance for loan losses consists of specific reserves for individually impaired credits and troubled debt restructurings, reserves for nonimpaired loans based on historical loss factors and reserves based on general economic factors and other qualitative risk factors such as changes in delinquency trends, industry concentrations or local/national economic trends.   This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.
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
The Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments are made through other expenses and applied to the allowance which is maintained in other liabilities.
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

Bank Owned Life Insurance
The Company purchased life insurance policies on certain members of management.  Bank owned life insurance (“BOLI”) is recorded at its cash surrender value or the amount that can be realized.  In December 2004, the Company purchased $5.0 million of BOLI.  An additional $2.5 million was purchased in January 2010 to help offset the rising costs of employee benefits.

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
The Company requires current real estate appraisals on all loans that become OREO or in-substance foreclosure.  Prior to each balance sheet date, the Company values OREO based upon a third party appraisal, original appraisal, broker’s price opinion, drive by appraisal, automated valuation model, updated market evaluation, or a combination of these methods.  The amount is discounted for the decline in market real estate values (for original appraisals), for any known damage or repair costs, and for selling and closing costs.  The amount of the discount is dependent upon the method used to determine the original value.  When applying the discount, the Company takes into consideration when the appraisal was performed, the collateral’s location, the type of collateral, any known damage to the property and the type of business.  Subsequent to receiving the third party results, the Company discounts the value 6 to 10 percent for selling and closing costs.

Treasury Stock
Treasury stock is accounted for under the cost method and accordingly is presented as a reduction in shareholders’ equity.  The Company retired approximately 425 shares of Treasury stock in 2011.

Derivative Instruments and Hedging Activities
The Company uses derivative instruments, such as interest rate swaps, to manage interest rate risk.  The Company recognizes all derivative instruments at fair value as either assets or liabilities in other assets or other liabilities.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.  For derivatives not designated as an accounting hedge, the gain or loss is recognized in trading noninterest income.  As of December 31, 2011, all of the Company’s derivative instruments qualified as hedging instruments.
For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.  The Company does not have any fair value hedges or hedges of foreign operations.
The Company formally documents the relationship between the hedging instruments and hedged item, as well as the risk management objective and strategy before undertaking a hedge.  To qualify for hedge accounting, the derivatives and hedged items must be designated as a hedge.  For hedging relationships in which effectiveness is measured, the Company formally assesses, both at inception and on an ongoing basis, if the derivatives are highly effective in offsetting changes in fair values or cash flows of the hedged item.  If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued.For derivatives that are designated as cash flow hedges, the effective portion of the gain or loss on derivatives is reported as a component of other comprehensive income (loss) and subsequently reclassified in interest income in the same period during which the hedged transaction affects earnings.  As a result, the change in fair value of any ineffective portion of the hedging derivative is recognized immediately in earnings.
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

Income Taxes
The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.  Increases or decreases in the valuation reserve are charged or credited to the income tax provision.
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

Other Comprehensive Income (Loss)
Other comprehensive income (loss) consists of the change in unrealized gains (losses) on securities available for sale and derivatives designated as cash flow hedges that were reported as a component of shareholders’ equity, net of tax.  For additional information on other comprehensive income, see Note 22 to the Consolidated Financial Statements.

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

Recent Accounting Pronouncements
In September 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-08, “Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment.”  This ASU will allow companies to use a qualitative approach to test goodwill for impairment.  An entity is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350.  The more likely than not threshold is defined as having a likelihood of more than 50 percent.  The amendments are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  The amendment is not expected to impact the Company’s financial condition, results of operations or cash flows.
In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.”  This ASU will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements.  It eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders’ equity.  The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income.  This standard was to be effective for interim and annual periods beginning after December 15, 2011, but was deferred by the FASB in October 2011.  This standard impacts presentation only and will have no effect on the Company’s financial condition, results of operations or cash flows, because the Company currently presents the components of net income and other comprehensive income in two consecutive statements.
In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, which is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards (“IFRS”) requirements for measurement of and disclosures about fair value.  The amendments are not expected to have a significant impact on companies applying U.S. GAAP.  Key provisions of the amendment include: a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity’s net exposure to the group; an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements.  In addition, for items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed.  This ASU is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this ASU is not expected to have a significant impact on the Company’s fair value measurements, financial condition, results of operations or cash flows.
In April 2011, the FASB issued ASU No. 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements”, which amends the sale accounting requirement concerning a transferor’s ability to repurchase transferred financial assets even in the event of default by the transferee, which typically is facilitated in a repurchase agreement by the presence of a collateral maintenance provision.  Specifically, the level of cash collateral received by a transferor will no longer be relevant in determining whether a repurchase agreement constitutes a sale.  As a result of this amendment, more repurchase agreements will be treated as secured financings rather than sales.  This ASU is effective prospectively for new transfers and existing transactions that are modified in the first interim or annual period beginning on or after December 15, 2011.  Because essentially all repurchase agreements entered into by the Company have historically been deemed to constitute secured financing transactions, this amendment is expected to have no impact on the Company’s characterization of such transactions and therefore is not expected to have any impact on the Company’s financial condition, results of operations or cash flows.
In April 2011, the FASB issued ASU No. 2011-02, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, which clarifies the FASB’s views on the conditions under which a loan modification should be deemed to be a troubled debt restructuring and could result in the determination that more loan modifications meet that definition.  Loans which constitute troubled debt restructurings are considered impaired when calculating the allowance for loan losses and are subject to additional disclosures pursuant to ASU No. 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which became effective concurrent with ASU No. 2011-02.  The Company reviewed the loan modifications it made in light of this guidance, and determined that this amendment did not result in any change to the characterization of the Company’s current loan modification programs.  The Company adopted this amendment effective September 30, 2011 and the required disclosures are included in the Company’s Annual Report on Form 10-K, as applicable to all loan modifications occurring on or after January 1, 2011.  The amendment did not impact the Company’s financial condition, results of operations or cash flows.

2.Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other”, which includes requirements to test goodwill and indefinite-lived intangible assets on an annual basis for impairment, rather than amortize them.  Management conducted an annual test and determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2011.

3.Restrictions on Cash

Federal law requires depository institutions to maintain a prescribed amount of cash or noninterest-bearing balances with the Federal Reserve Bank.  As of December 31, 2011 and 2010, the Company was required to maintain reserve balances of $80 thousand.  In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a predetermined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $179 thousand as of December 31, 2011 and 2010.  This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

4.Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2011 and 2010:

	December 31, 2011				December 31, 2010
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:
US Government sponsored entities	$5,274	$102	$-	$5,376	$6,415	$47	$-	$6,462
State and political subdivisions	17,031	856	(9)	17,878	11,246	23	(306)	10,963
Residential mortgage-backed securities	56,546	1,655	(277)	57,924	84,359	2,022	(640)	85,741
Commercial mortgage-backed securities	208	2	-	210	1,827	3	(4)	1,826
Trust preferred securities	979	-	(220)	759	977	-	(412)	565
Other securities	6,820	5	(207)	6,618	1,610	-	(36)	1,574
Total securities available for sale	$86,858	$2,620	$(713)	$88,765	$106,434	$2,095	$(1,398)	$107,131
Held to maturity:
State and political subdivisions	$2,992	$192	$-	$3,184	$2,297	$-	$(66)	$2,231
Residential mortgage-backed securities	13,083	329	(31)	13,381	14,722	444	(318)	14,848
Commercial mortgage-backed securities	2,696	618	-	3,314	4,042	217	-	4,259
Trust preferred securities	-	-	-	-	50	-	(37)	13
Total securities held to maturity	$18,771	$1,139	$(31)	$19,879	$21,111	$661	$(421)	$21,351

This table provides the remaining contractual maturities and yields of securities within the investment portfolios.  The carrying value of securities at December 31, 2011 is primarily distributed by contractual maturity.  Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity.  Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.  The total weighted average yield excludes equity securities.

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying value
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
US Government sponsored entities	$-	-%	$1,847	1.50%	$2,577	2.46%	$952	3.65%	$5,376	2.34%
State and political subdivisions	-	-	146	6.50	7,757	3.04	9,975	3.33	17,878	3.23
Residential mortgage-backed securities	-	-	366	3.64	1,625	4.48	55,933	2.98	57,924	3.03
Commercial mortgage-backed securities	-	-	-	-	-	-	210	7.03	210	7.03
Trust preferred securities	-	-	-	-	-	-	759	1.31	759	1.31
Other securities	-	-	1,339	2.48	3,699	3.74	1,580	3.58	6,618	3.44
Total securities available for sale	$-	-%	$3,698	2.26%	$15,658	3.26%	$69,409	3.05%	$88,765	3.05%
Held to maturity at cost:
State and political subdivisions	$-	-%	$-	-%	$-	-%	$2,992	4.58%	$2,992	4.58%
Residential mortgage-backed securities	-	-	295	4.31	2,062	4.84	10,726	3.92	13,083	4.07
Commercial mortgage-backed securities	-	-	-	-	-	-	2,696	5.40	2,696	5.40
Total securities held to maturity	$-	-%	$295	4.31%	$2,062	4.84%	$16,414	4.28%	$18,771	4.34%

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010 are as follows:

	December 31, 2011
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total Number in a Loss Position	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available for sale:
State and political subdivisions	2	$424	(9)	$-	$-	$424	$(9)
Residential mortgage-backed securities	6	4,512	(80)	871	(197)	5,383	(277)
Trust preferred security	1	-	-	759	(220)	759	(220)
Other securities	7	5,038	(173)	575	(34)	5,613	(207)
Total temporarily impaired investments	16	$9,974	$(262)	$2,205	$(451)	$12,179	$(713)
Held to maturity:
Residential mortgage-backed securities	3	$2,545	$(4)	$542	$(27)	$3,087	$(31)
Total temporarily impaired investments	3	$2,545	$(4)	$542	$(27)	$3,087	$(31)

	December 31, 2010
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total Number in a Loss Position	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available for sale:
State and political subdivisions	31	$9,051	$(306)	$-	$-	$9,051	$(306)
Residential mortgage-backed securities	17	14,651	(422)	3,547	(218)	18,198	(640)
Commercial mortgage-backed securities	1	-	-	1,516	(4)	1,516	(4)
Trust preferred securities	1	-	-	565	(412)	565	(412)
Other securities	4	-	-	1,074	(36)	1,074	(36)
Total temporarily impaired investments	54	$23,702	$(728)	$6,702	$(670)	$30,404	$(1,398)
Held to maturity:
State and political subdivisions	4	$2,231	$(66)	$-	$-	$2,231	$(66)
Residential mortgage-backed securities	5	2,243	(75)	2,651	(243)	4,894	(318)
Trust preferred securities	2	-	-	13	(37)	13	(37)
Total temporarily impaired investments	11	$4,474	$(141)	$2,664	$(280)	$7,138	$(421)

Unrealized Losses
The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:
U.S. Government sponsored entities and state and political subdivision securities: The unrealized losses on investments in this type of security were caused by the increase in interest rate spreads.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2011 and 2010.
Residential and commercial mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases.  The majority of contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation.  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2011 and 2010.
Trust preferred securities:  The unrealized losses on trust preferred securities were caused by an inactive trading market and changes in market credit spreads.  At December 31, 2011 and 2010, this category consisted of one single-issuer trust preferred security.  The Company that issued the trust preferred security is considered a well-capitalized institution per regulatory standards and significantly strengthened its capital position.  In addition, the Company has ample liquidity, bolstered its allowance for loan losses, was profitable in 2011 and is projected to be profitable in 2012.  The contractual terms do not allow the security to be settled at a price less than the par value.  Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company does not consider this security to be other-than-temporarily impaired as of December 31, 2011 and 2010.
Other securities: Included in this category are corporate debt securities, stock of other financial institutions, and Community Reinvestment Act (“CRA”) investments.  The unrealized losses on corporate debt securities are due to widening credit spreads, and the unrealized losses on the stock of other financial institutions and CRA investments are caused by decreases in the market prices of the shares.  The Company has evaluated the prospects of the issuers and has forecasted a recovery period; therefore these investments are not considered other-than-temporarily impaired as of December 31, 2011 and 2010.

Realized Gains and Losses and Other-Than-Temporary Impairment
Gross realized gains (losses) on securities for 2011 and 2010 and are detailed in the table below.  There were no other-than-temporary impairment charges for 2011 and 2010.

(In thousands)	2011	2010
Available for sale:
Realized gains	$484	$337
Realized losses	(63)	(166)
Total securities available for sale	$421	$171

Held to maturity:
Realized gains	$-	$4
Realized losses	(118)	(90)
Total securities held to maturity	(118)	(86)
Net gains on sales of securities	$303	$85

The net realized gains are included in noninterest income in the Consolidated Statements of Income as net security gains.  For 2011 and 2010, gross realized gains on sales of securities amounted to $484 thousand and $341 thousand, respectively, and gross realized losses were $181 thousand and $256 thousand, respectively.  The gross gains during 2011 are attributed to the Company selling approximately $21.2 million in book value of available for sale mortgage-backed securities.  These gains were partially offset by losses on the sale of six available for sale mortgage-backed securities with a total book value of approximately $1.4 million and four held to maturity mortgage-backed securities with a total book value of approximately $2.2 million.  Although designated as held to maturity, these securities were sold due to deterioration in the issuers’ creditworthiness, as evidenced by downgrades in their credit ratings.
The gross gains during 2010 are primarily attributed to the Company selling approximately $11.0 million in book value of mortgage-backed securities, resulting in pretax gains of approximately $329 thousand, five called structured agency securities with resulting gains of $8 thousand, and one called held to maturity municipal security with a resulting gain of $4 thousand.  These gains were partially offset by losses of $166 thousand on the sale of approximately $3.5 million in book value of three mortgage-backed securities and losses of $90 thousand on the sale of five tax-exempt municipal securities with a total book value of approximately $2.0 million.  Although designated as held to maturity, these municipal securities were sold due to deterioration in the issuers’ creditworthiness, as evidenced by downgrades in their credit ratings.

Pledged Securities
Securities with a carrying value of $81.1 million and $63.4 million at December 31, 2011 and 2010, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law. Included in these figures was $27.7 million and $2.9 million pledged against Government deposits at December 31, 2011 and 2010, respectively.

5.Loans

The following table sets forth the classification of loans by class, including unearned fees and deferred costs and excluding the allowance for loan losses as of December 31, 2011 and December 31, 2010:

(In thousands)	2011	2010
SBA loans	$71,843	$86,138
SBA 504 loans	55,108	64,276
Commercial loans
Commercial other	26,542	24,268
Commercial real estate	246,824	246,891
Commercial real estate construction	9,738	10,046
Residential mortgage loans
Residential mortgages	123,843	117,169
Residential construction	2,205	2,711
Purchased mortgages	8,042	8,520
Consumer loans
Home equity	46,935	54,273
Consumer other	1,512	1,644
Total	$592,592	$615,936

Loans are made to individuals as well as commercial entities.  Specific loan terms vary as to interest rate, repayment, and collateral requirements based on the type of loan requested and the credit worthiness of the prospective borrower.  Credit risk, excluding SBA loans, tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by the Bank.  As a preferred SBA lender, a portion of the SBA portfolio is to borrowers outside the Company’s lending area.  However, during late 2008, the Company withdrew from SBA lending outside of its primary trade area, but continues to offer SBA loan products as an additional credit product within its primary trade area.  A description of the Company’s different loan segments follows:
SBA Loans: Historically, SBA loans have provided guarantees of up to 90 percent of the principal balance and are considered a higher risk loan product for the Company than its other loan products.  The Company’s SBA loans are generally sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.  SBA loans are for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  Loans are guaranteed by the businesses’ major owners.  SBA loans are made based primarily on the historical and projected cash flow of the business and secondarily on the underlying collateral provided.
SBA 504 Loans:  The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  SBA 504 loans are made based primarily on the historical and projected cash flow of the business and secondarily on the underlying collateral provided.  Generally, the Company has a 50 percent loan to value ratio on SBA 504  loans.  Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and/or property type.
Commercial Loans:  Commercial credit is extended primarily to middle market and small business customers.  Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  Loans will generally be guaranteed in full or for a meaningful amount by the businesses’ major owners.  Commercial loans are made based primarily on the historical and projected cash flow of the business and secondarily on the underlying collateral provided.  Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and/or property type.
Residential Mortgage and Consumer Loans:  The Company originates mortgage and consumer loans including principally residential real estate and home equity lines and loans.  Each loan type is evaluated on debt to income, type of collateral and loan to collateral value, credit history and the Company’s relationship with the borrower.
Inherent in the lending function is credit risk, which is the possibility a borrower may not perform in accordance with the contractual terms of their loan.  A borrower’s inability to pay their obligations according to the contractual terms can create the risk of past due loans and, ultimately, credit losses, especially on collateral-deficient loans.  The Company minimizes its credit risk by loan diversification and adhering to credit administration policies and procedures.  Due diligence on loans begins when initiating contact regarding a loan with a borrower.  Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors, are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to ongoing internal reviews for credit quality, as well as independent credit reviews by an outside firm.
The Company’s extension of credit is governed by the Credit Risk Policy which was established to control the quality of the Company’s loans.  These policies and procedures are reviewed and approved by the Board of Directors on a regular basis.

Credit Ratings
For SBA 7(a), SBA 504 and commercial loans, management uses internally assigned risk ratings as the best indicator of credit quality.  A loan’s internal risk rating is updated at least annually and more frequently if circumstances warrant a change in risk rating.  The Company uses a 1 through 10 loan grading system that follows regulatory accepted definitions.
Pass:  Risk ratings of 1 through 6 are used for loans that are performing, as they meet, and are expected to continue to meet, all of the terms and conditions set forth in the original loan documentation, and are generally current on principal and interest payments.  These performing loans are termed “Pass”.
Special Mention:  Criticized loans are assigned a risk rating of 7 and termed “Special Mention”, as the borrowers exhibit potential credit weaknesses or downward trends deserving management’s close attention.  If not checked or corrected, these trends will weaken the Bank’s collateral and position.  While potentially weak, these borrowers are currently marginally acceptable and no loss of interest or principal is anticipated.  As a result, special mention assets do not expose an institution to sufficient risk to warrant adverse classification.  Included in “Special Mention” could be turnaround situations, borrowers with deteriorating trends beyond one year, borrowers in start up or deteriorating industries, or borrowers with a poor market share in an average industry.  “Special Mention” loans may include an element of asset quality, financial flexibility, or below average management.  Management and ownership may have limited depth or experience.  Regulatory agencies have agreed on a consistent definition of “Special Mention” as an asset with potential weaknesses which, if left uncorrected, may result in deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.  This definition is intended to ensure that the “Special Mention” category is not used to identify assets that have as their sole weakness credit data exceptions or collateral documentation exceptions that are not material to the repayment of the asset.
Substandard:  Classified loans are assigned a risk rating of an 8 or 9, depending upon the prospect for collection, and deemed “Substandard”.  A risk rating of 8 is used for borrowers with well-defined weaknesses that jeopardize the orderly liquidation of debt.  The loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any.  Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned.  There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected.  Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified “Substandard”.  A risk rating of 9 is used for borrowers that have all the weaknesses inherent in a loan with a risk rating of 8, with the added characteristic that the weaknesses make collection of debt in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.  Serious problems exist to the point where partial loss of principal is likely.  The possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to strengthen the assets, the loans’ classification as estimated losses is deferred until a more exact status may be determined.  Pending factors include proposed merger, acquisition, or liquidation procedures; capital injection; perfecting liens on additional collateral; and refinancing plans.  Partial charge-offs are likely.
Loss:  Once a borrower is deemed incapable of repayment of unsecured debt, the risk rating becomes a 10, the loan is termed a “Loss”, and charged-off immediately.  Loans to such borrowers are considered uncollectible and of such little value that continuance as active assets of the Bank is not warranted.  This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off these basically worthless assets even though partial recovery may be affected in the future.
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

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2011 and December 31, 2010:

	December 31, 2011
	SBA, SBA 504 and Commercial Loans - Internal Risk Ratings
(In thousands)	Pass	Special Mention	Substandard	Total
SBA loans	$49,568	$8,900	$13,375	$71,843
SBA 504 loans	39,566	5,543	9,999	55,108
Commercial loans
Commercial other	20,921	1,160	4,461	26,542
Commercial real estate	187,680	49,231	9,913	246,824
Commercial real estate construction	8,255	883	600	9,738
Total commercial loans	216,856	51,274	14,974	283,104
Total SBA, SBA 504 and commercial loans	$305,990	$65,717	$38,348	$410,055

	December 31, 2011
	Residential Mortgage & Consumer Loans - Performing/Nonperforming
(In thousands)	Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages	$122,012	$1,831	$123,843
Residential construction	36	2,169	2,205
Purchased residential mortgages	6,005	2,037	8,042
Total residential mortgage loans	128,053	6,037	134,090
Consumer loans
Home equity	46,676	259	46,935
Consumer other	1,503	9	1,512
Total consumer loans	$48,179	$268	$48,447
Total loans			$592,592

	December 31, 2010
	SBA, SBA 504 and Commercial Loans - Internal Risk Ratings
(In thousands)	Pass	Special Mention	Substandard	Total
SBA loans	$48,500	$25,668	$11,970	$86,138
SBA 504 loans	30,235	15,366	18,675	64,276
Commercial loans
Commercial other	17,402	4,764	2,102	24,268
Commercial real estate	169,093	67,305	10,493	246,891
Commercial real estate construction	6,197	2,715	1,134	10,046
Total commercial loans	192,692	74,784	13,729	281,205
Total SBA, SBA 504 and commercial loans	$271,427	$115,818	$44,374	$431,619

	December 31, 2010
	Residential Mortgage & Consumer Loans - Performing/Nonperforming
(In thousands)	Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages	$114,716	$2,453	$117,169
Residential construction	2,711	-	2,711
Purchased residential mortgages	5,888	2,632	8,520
Total residential mortgage loans	123,315	5,085	128,400
Consumer loans
Home equity	54,024	249	54,273
Consumer other	1,644	-	1,644
Total consumer loans	$55,668	$249	$55,917
Total loans			$615,936

Nonperforming and Past Due Loans
Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal, until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans and generally represent loans that are well-collateralized and in a continuing process expected to result in repayment or restoration to current status.
The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors.  The current state of the economy and the downturn in the real estate market has resulted in increased loan delinquencies and defaults.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrowers’ financial statements and tax returns.

The following tables set forth an aging analysis of past due and nonaccrual loans by loan class as of December 31, 2011 and December 31, 2010:

	December 31, 2011
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days and Still Accruing	Nonaccrual (1)	Total Past Due	Current	Total Loans
SBA loans	$881	$225	$246	$5,859	$7,211	$64,632	$71,843
SBA 504 loans	2,006	-	-	2,086	4,092	51,016	55,108
Commercial loans
Commercial other	1,158	-	192	815	2,165	24,377	26,542
Commercial real estate	2,493	3,119	949	7,104	13,665	233,159	246,824
Commercial real estate construction	-	-	-	600	600	9,138	9,738
Residential mortgage loans
Residential mortgages	3,519	1,310	-	1,831	6,660	117,183	123,843
Residential construction	-	-	36	2,169	2,205	-	2,205
Purchased residential mortgages	149	-	-	2,037	2,186	5,856	8,042
Consumer loans
Home equity	338	199	988	259	1,784	45,151	46,935
Consumer other	1	3	-	9	13	1,499	1,512
Total loans	$10,545	$4,856	$2,411	$22,769	$40,581	$552,011	$592,592

(1) At December 31, 2011, nonaccrual loans included $3.6 million of troubled debt restructurings (“TDRs”) and $939 thousand of loans guaranteed by the SBA.  The remaining $17.4 million of TDRs are in accrual status because they are performing in accordance with their restructured terms.

	December 31, 2010
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days and Still Accruing	Nonaccrual (1)	Total Past Due	Current	Total Loans
SBA loans	$1,297	$1,181	$374	$8,162	$11,014	$75,124	$86,138
SBA 504 loans	-	1,339	-	2,714	4,053	60,223	64,276
Commercial loans
Commercial other	693	86	-	179	958	23,310	24,268
Commercial real estate	3,051	176	-	4,139	7,366	239,525	246,891
Commercial real estate construction	-	-	-	1,134	1,134	8,912	10,046
Residential mortgage loans
Residential mortgages	2,123	144	-	2,453	4,720	112,449	117,169
Residential construction	-	-	-	-	-	2,711	2,711
Purchased residential mortgages	117	-	-	2,632	2,749	5,771	8,520
Consumer loans
Home equity	175	325	-	249	749	53,524	54,273
Consumer other	5	-	-	-	5	1,639	1,644
Total loans	$7,461	$3,251	$374	$21,662	$32,748	$583,188	$615,936

(1) At December 31, 2010, nonaccrual loans included $2.7 million of loans guaranteed by the SBA.  There were no nonaccrual TDRs.

Impaired Loans
The Company has defined impaired loans to be all nonperforming loans and troubled debt restructurings.  Management considers a loan impaired when, based on current information and events, it is determined that the company will not be able to collect all amounts due according to the loan contract.  Impairment is evaluated in total for smaller-balance loans of a similar nature, (consumer and residential mortgage loans), and on an individual basis for other loans.
The following tables provide detail on the Company’s impaired loans with the associated allowance amount, if applicable, as of December 31, 2011 and December 31, 2010:

	December 31, 2011
(In thousands)	Outstanding Principal Balance	Specific Reserves	Net Principal Balance (balance less specific reserves)
With no related allowance:
SBA loans (1)	$1,553	$-	$1,553
SBA 504 loans	5,331	-	5,331
Commercial loans
Commercial other	1,725	-	1,725
Commercial real estate	6,197	-	6,197
Commercial real estate construction	-	-	-
Total commercial loans	7,922	-	7,922
Total impaired loans with no related allowance	$14,806	$-	$14,806

With an allowance:
SBA loans (1)	$4,763	$1,694	$3,069
SBA 504 loans	1,127	1	1,126
Commercial loans
Commercial other	75	75	-
Commercial real estate	11,589	2,530	9,059
Commercial real estate construction	600	149	451
Total commercial loans	12,264	2,754	9,510
Total impaired loans with a related allowance	$18,154	$4,449	$13,705

Total individually evaluated impaired loans:
SBA loans (1)	$6,316	$1,694	$4,622
SBA 504 loans	6,458	1	6,457
Commercial loans
Commercial other	1,800	75	1,725
Commercial real estate	17,786	2,530	15,256
Commercial real estate construction	600	149	451
Total commercial loans	20,186	2,754	17,432
Total individually evaluated impaired loans	$32,960	$4,449	$28,511

Homogeneous collectively evaluated impaired loans:
Residential mortgage loans
Residential mortgages	$1,831	$-	$1,831
Residential construction	2,169	-	2,169
Purchased residential mortgages	2,037	-	2,037
Total residential mortgage loans	6,037	-	6,037
Consumer loans
Home equity	259	-	259
Consumer other	9	-	9
Total consumer loans	268	-	268
Total homogeneous collectively evaluated impaired loans	6,305	-	6,305
Total impaired loans	$39,265	$4,449	$34,816

(1) Balances are reduced by amount guaranteed by the SBA of $939 thousand at December 31, 2011.

	December 31, 2010
(In thousands)	Outstanding Principal Balance	Specific Reserves	Net Principal Balance (balance less specific reserves)
With no related allowance:
SBA loans (1)	$2,362	$-	$2,362
SBA 504 loans	8,145	-	8,145
Commercial loans
Commercial other	179	-	179
Commercial real estate	7,891	-	7,891
Total commercial loans	8,070	-	8,070
Total impaired loans with no related allowance	$18,577	$-	$18,577

With an allowance:
SBA loans (1)	$4,526	$1,761	$2,765
SBA 504 loans	2,477	87	2,390
Commercial loans
Commercial real estate	990	226	764
Commercial real estate construction	1,134	383	751
Total commercial loans	2,124	609	1,515
Total impaired loans with a related allowance	$9,127	$2,457	$6,670

Total individually evaluated impaired loans:
SBA loans (1)	$6,888	$1,761	$5,127
SBA 504 loans	10,622	87	10,535
Commercial loans
Commercial other	179	-	179
Commercial real estate	8,881	226	8,655
Commercial real estate construction	1,134	383	751
Total commercial loans	10,194	609	9,585
Total individually evaluated impaired loans	$27,704	$2,457	$25,247

Homogeneous collectively evaluated impaired loans:
Residential mortgage loans
Residential mortgages	$2,453	$-	$2,453
Purchased residential mortgages	2,632	-	2,632
Total residential mortgage loans	5,085	-	5,085
Consumer loans
Home equity	249	-	249
Total homogeneous collectively evaluated impaired loans	5,334	-	5,334
Total impaired loans	$33,038	$2,457	$30,581

(1) Balances are reduced by amount guaranteed by the SBA of $2.7 million at December 31, 2010.

The following tables present the average recorded investments in impaired loans and the related amount of interest recognized during the time period in which the loans were impaired for the years ended December 31, 2011 and 2010.  The average balances are calculated based on the month-end balances of impaired loans.  When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method, therefore no interest income is recognized.  Any interest income recognized on a cash basis during 2011 and 2010 was immaterial.  The interest recognized on impaired loans noted below represents accruing troubled debt restructurings only.

	For the years ended
	December 31, 2011		December 31, 2010
(In thousands)	Average Recorded Investment	Interest Income Recognized on Impaired Loans	Average Recorded Investment	Interest Income Recognized on Impaired Loans
SBA loans (1)	$6,550	$231	$5,037	$87
SBA 504 loans	8,812	214	6,454	100
Commercial loans
Commercial other	1,161	25	425	-
Commercial real estate	14,745	374	10,964	100
Commercial real estate construction	760	-	813	-
Residential mortgage loans
Residential mortgages	2,103	-	4,632	-
Residential construction	181	-	-	-
Purchased residential mortgages	2,133	-	1,897	-
Consumer loans
Home equity	278	-	341	-
Consumer other	6	-	-	-
Total	$36,729	$844	$30,563	$287

(1) Balances are reduced by amount guaranteed by the SBA of $2.1 million and $2.0 million for 2011 and 2010, respectively.

Troubled Debt Restructurings
The Company’s loan portfolio also includes certain loans that have been modified in a troubled debt restructuring (“TDR”).  TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider. These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both.  When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or charge-off to the allowance.  This process is used, regardless of loan type, as well as for loans modified as TDRs that subsequently default on their modified terms.  Effective September 30, 2011, the Company adopted the amendments in ASU No. 2011-02, “Receivables (Topic 310):  A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, and did not identify any additional TDRs as a result of this adoption.
TDRs of $21.1 million are included in the impaired loan numbers listed above, of which $3.6 million are in nonaccrual status.  The remaining TDRs are in accrual status since they continue to perform in accordance with their restructured terms.  There are no commitments to lend additional funds on these loans.

The following table details loans modified during the year ended December 31, 2011, including the number of modifications, the recorded investment at the time of the modification and the year-to-date impact to interest income as a result of the modification.

	For the year ended December 31, 2011
(In thousands, except number of contracts)	Number of Contracts	Recorded Investment at Time of Modification	Impact of Interest Rate Change on Income
SBA loans	2	$73	$-
SBA 504 loans	1	1,339	17
Commercial loans
Commercial other	1	985	6
Commercial real estate	6	7,720	52
Total	10	$10,117	$75

There were no loans modified as TDRs within the previous twelve months where a concession was made and the loan subsequently defaulted at some point during the twelve months ended December 31, 2011.  In this case, subsequent default is defined as being transferred to nonaccrual status.

During the year ended December 31, 2011, our TDRs consisted of interest rate reductions, interest or principal only periods and combinations of both.  There was no principal forgiveness.  The following table shows the types of modifications done during 2011, with the respective loan balances as of December 31, 2011:

(In thousands)	SBA	SBA 504	Commercial other	Commercial real estate	Total
Type of Modification:
Interest only payments	$-	$-	$-	$1,617	$1,617
Principal only payments	27	-	-	-	27
Reduced interest rate	-	-	-	590	590
Interest only payments with reduced interest rate	-	-	985	5,512	6,497
Interest only with nominal principal payments	42	-	-	-	42
Previously modified back to original terms	-	1,320	-	-	1,320
Total TDRs	$69	$1,320	$985	$7,719	$10,093

Other Loan Information
SBA loans sold to others and serviced by the Company are not included in the accompanying Consolidated Balance Sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $128.7 million and $124.8 million at December 31, 2011 and 2010, respectively.  At December 31, 2011 and 2010, the carrying value, which approximates fair value, of servicing assets was $418 thousand and $512 thousand, respectively and is included in Other Assets.  The fair value of servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  A summary of the changes in the related servicing assets for the past two years follows:

	Years ending December 31,
(In thousands)	2011	2010
Balance, beginning of year	$512	$897
SBA servicing assets capitalized	202	74
Amortization of expense	(296)	(459)
Provision for loss in fair value	-	-
Balance, end of year	$418	$512

In addition, the Company had a $431 thousand and $574 thousand discount related to the retained portion of the unsold SBA loans at December 31, 2011 and 2010, respectively.
In the normal course of business, the Company may originate loan products whose terms could give rise to additional credit risk.  Interest-only loans, loans with high loan to value ratios, construction loans with payments made from interest reserves and multiple loans supported by the same collateral (e.g. home equity loans) are examples of such products.  However, these products are not material to the Company’s financial position and are closely managed via credit controls that mitigate their additional inherent risk.  Management does not believe that these products create a concentration of credit risk in the Company’s loan portfolio.  The Company does not have any option adjustable rate mortgage loans.
The majority of the Company’s loans are secured by real estate.  The declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  Specifically, 89 percent of SBA 7(a) loans are secured by commercial or residential real estate and 11 percent by other non-real estate collateral.  Commercial real estate secures 100 percent of SBA 504 loans.  Approximately 97 percent of consumer loans are secured by owner-occupied residential real estate, with the other 3 percent secured by other non-real estate collateral.  The detailed allocation of the Company’s commercial loan portfolio collateral as of December 31, 2011 is shown in the table below:

	Concentration
(In thousands)	Balance	Percent
Commercial real estate – owner occupied	$137,963	48.7%
Commercial real estate – investment property	117,454	41.5
Undeveloped land	15,513	5.5
Other non-real estate collateral	12,174	4.3
Total commercial loans	$283,104	100.0%

As of December 31, 2011, approximately 10 percent of the Company’s total loan portfolio consists of loans to various unrelated and unaffiliated borrowers in the hotel/motel industry.  Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.
As of December 31, 2011, residential mortgages provided $60.6 million in borrowing capacity at the Federal Home Loan Bank compared to $47.4 million at December 31, 2010.
In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2011
Loans to officers, directors or their associates at December 31, 2010	$16,304
New loans	411
Repayments	(1,130)
Loans to officers, directors or their associates at December 31, 2011	$15,585

6.Allowance for Loan Losses & Unfunded Loan Commitments

The Company has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio.  At a minimum, the adequacy of the allowance for loan losses is reviewed by management on a quarterly basis.  For purposes of determining the allowance for loan losses, the Company has segmented the loans in its portfolio by loan type.  Loans are segmented into the following pools: SBA 7(a), SBA 504, commercial, residential mortgages, and consumer loans.  Certain portfolio segments are further broken down into classes based on the associated risks within those segments and the type of collateral underlying each loan.  Commercial loans are divided into the following three classes: real estate, real estate construction and other.  Residential mortgage loans are divided into the following two classes: residential mortgages and purchased residential mortgages.  Consumer loans are divided into two classes as follows:  home equity and other.
The standardized methodology used to assess the adequacy of the allowance includes the allocation of specific and general reserves.  The same standard methodology is used, regardless of loan type.  Specific reserves are made to individual impaired loans and troubled debt restructurings (see Note 1 for additional information on this term).  The general reserve is set based upon a representative average historical net charge-off rate adjusted for the following environmental factors: delinquency and impairment trends, charge-off and recovery trends, restructured loans, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.  When calculating the five-year historical net charge-off rate, the Company weights the past three years more heavily due to the higher amount of charge-offs experienced during those years.  All of the environmental factors are ranked and assigned a basis points value based on the following scale: low, low moderate, moderate, high moderate and high risk.  Each environmental factor is evaluated separately for each class of loans and risk weighted based on its individual characteristics.
-
For SBA 7(a), SBA 504 and commercial loans, the estimate of loss based on pools of loans with similar characteristics is made through the use of a standardized loan grading system that is applied on an individual loan level and updated on a continuous basis.  The loan grading system incorporates reviews of the financial performance of the borrower, including cash flow, debt-service coverage ratio, earnings power, debt level and equity position, in conjunction with an assessment of the borrower’s industry and future prospects.  It also incorporates analysis of the type of collateral and the relative loan to value ratio.

-
For residential mortgage and consumer loans, the estimate of loss is based on pools of loans with similar characteristics.  Factors such as credit score, delinquency status and type of collateral are evaluated.  Factors are updated frequently to capture the recent behavioral characteristics of the subject portfolios, as well as any changes in loss mitigation or credit origination strategies, and adjustments to the reserve factors are made as needed.

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
The following tables detail the activity in the allowance for loan losses by portfolio segment for 2011 and 2010:

	For the year ended December 31, 2011
(In thousands)	SBA	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$4,198	$1,551	$6,011	$1,679	$586	$339	$14,364
Charge-offs	(2,348)	(950)	(1,809)	(215)	(177)	-	(5,499)
Recoveries	216	77	330	54	6	-	683
Net charge-offs	(2,132)	(873)	(1,479)	(161)	(171)	-	(4,816)
Provision for loan losses charged to expense	2,022	745	3,597	185	121	130	6,800
Ending balance	$4,088	$1,423	$8,129	$1,703	$536	$469	$16,348

	For the year ended December 31, 2010
(In thousands)	SBA	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$3,247	$1,872	$6,013	$1,615	$632	$463	$13,842
Charge-offs	(1,351)	(1,548)	(3,627)	(500)	(245)	-	(7,271)
Recoveries	243	-	296	-	4	-	543
Net charge-offs	(1,108)	(1,548)	(3,331)	(500)	(241)	-	(6,728)
Provision for loan losses charged to expense	2,059	1,227	3,329	564	195	(124)	7,250
Ending balance	$4,198	$1,551	$6,011	$1,679	$586	$339	$14,364

The following tables present loans and their related allowance for loan losses, by portfolio segment, as of December 31, 2011 and 2010:

	December 31, 2011
(In thousands)	SBA	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for Loan Losses ending balance:
Individually evaluated for impairment	$1,694	$1	$2,754	$-	$-	$-	$4,449
Collectively evaluated for impairment	2,394	1,422	5,375	1,703	536	469	11,899
Total	$4,088	$1,423	$8,129	$1,703	$536	$469	$16,348

Loan ending balances:
Individually evaluated for impairment	$6,316	$6,458	$20,186	$-	$-	$-	$32,960
Collectively evaluated for impairment	65,527	48,650	262,918	134,090	48,447	-	559,632
Total	$71,843	$55,108	$283,104	$134,090	$48,447	$-	$592,592

	December 31, 2010
(In thousands)	SBA	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for Loan Losses ending balance:
Individually evaluated for impairment	$1,761	$87	$609	$-	$-	$-	$2,457
Collectively evaluated for impairment	2,437	1,464	5,402	1,679	586	339	11,907
Total	$4,198	$1,551	$6,011	$1,679	$586	$339	$14,364

Loan ending balances:
Individually evaluated for impairment	$6,888	$10,622	$10,194	$-	$-	$-	$27,704
Collectively evaluated for impairment	79,250	53,654	271,011	128,400	55,917	-	588,232
Total	$86,138	$64,276	$281,205	$128,400	$55,917	$-	$615,936

The Company did not make any changes to its allowance for loan losses methodology in the current period.

Unfunded Loan Commitments
    In addition to the allowance for loan losses, the Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the allowance are made through other expense and applied to the allowance which is maintained in other liabilities.  At December 31, 2011, a $79 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $66 thousand commitment reserve at December 31, 2010.

7.Premises and Equipment

The detail of premises and equipment as of December 31, 2011 and 2010 is as follows:

(In thousands)	2011	2010
Land and buildings	$11,458	$10,606
Furniture, fixtures and equipment	6,793	6,724
Leasehold improvements	2,150	2,463
Gross premises and equipment	20,401	19,793
Less: Accumulated depreciation	(9,051)	(8,826)
Net premises and equipment	$11,350	$10,967

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.1 million in 2011 and $1.2 million in 2010.

The Company currently accounts for all of its leases as operating leases.  In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners. Under the lease for the facility, the partnership received aggregate rental payments of $416 thousand in 2011 and $410 thousand in 2010.  Rental payments reflect market rents and the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  This lease has a five-year term, expiring at the end of 2013.  After year one, the annual base rent of $400 thousand per annum is increased each year by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 3 percent).

8.Other Assets

The detail of other assets as of December 31, 2011 and 2010 is as follows:

(In thousands)	2011	2010
Net receivable due from SBA	$696	$463
Prepaid expenses	451	382
SBA servicing assets	418	512
Other	694	831
Total other assets	$2,259	$2,188

9.Deposits

The following table details the maturity distribution of time deposits as of December 31, 2011 and 2010:

(In thousands)	3 months or less	More than 3 months through 6 months	More than 6 months through 12 months	More than 12 months	Total
At December 31, 2011
$100,000 or more	$16,977	$9,770	$10,033	$19,837	$56,617
Less than $100,000	16,236	20,637	19,157	46,779	102,809
At December 31, 2010
$100,000 or more	$19,248	$6,227	$12,903	$22,736	$61,114
Less than $100,000	23,235	12,586	30,049	53,608	119,478

The following table presents the expected maturities of time deposits over the next five years:

(In thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Balance Maturing	$92,810	$35,634	$8,482	$4,480	$17,738	$282	$159,426

10. Borrowed Funds and Subordinated Debentures

The following table presents the period-end and average balances of borrowed funds and subordinated debentures for the last two years with resultant rates:

	2011		2010
(In thousands)	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements :
At December 31,	$60,000	3.94%	$60,000	3.94%
Year-to-date average	60,000	3.94	69,671	4.08
Maximum outstanding	60,000		70,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.67	15,000	3.65
Maximum outstanding	15,000		15,000
Subordinated debentures:
At December 31,	$15,465	3.11%	$15,465	5.49%
Year-to-date average	15,465	4.83	15,465	5.50
Maximum outstanding	15,465		15,465

The following table presents the expected maturities of borrowed funds and subordinated debentures over the next five years:

(In thousands)	2012	2013	2014	2015	2016	Thereafter	Total
FHLB borrowings and repurchase agreements	$-	$-	$-	$10,000	$20,000	$30,000	$60,000
Other repurchase agreements	-	-	-	-	-	15,000	15,000
Subordinated debentures	-	-	-	-	-	15,465	15,465
Total	$-	$-	$-	$10,000	$20,000	$60,465	$90,465

FHLB Borrowings
FHLB borrowings at December 31, 2011 and 2010 consisted of three $10.0 million advances and three $10.0 million repurchase agreements.  The terms of these transactions are as follows:
-
The FHLB advance that was issued on April 27, 2005 has a fixed rate of 3.70 percent, matures on April 27, 2015 and is callable on April 27, 2008 and quarterly thereafter on the 27th of July, October, January and April.

-
The FHLB advance that was issued on November 2, 2006 has a fixed rate of 4.03 percent, matures on November 2, 2016 and is callable on November 2, 2007 and quarterly thereafter on the 2nd of February, May, August and November.

-
The FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.23 percent, matures on August 10, 2017 and is callable on August 10, 2009 and quarterly thereafter on the 10th of November, February, May and August.

-
The FHLB repo-advance that was issued on December 15, 2006 has a fixed rate of 4.13 percent, matures on December 15, 2016 and is callable on December 15, 2008 and quarterly thereafter on the 15th of March, June, September and December.

-
The FHLB repo-advance that was issued on April 5, 2007 has a fixed rate of 4.21 percent, matures on April 5, 2017 and is callable on April 5, 2009 and quarterly thereafter on the 5th of July, October, January and April.

-
The FHLB repo-advance that was issued on December 20, 2007 has a fixed rate of 3.34 percent, matures on December 20, 2017 and is callable on December 20, 2010 and quarterly thereafter on the 20th of March, June, September and December.

Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements
At December 31, 2011 and 2010, the Company was a party to the following Repurchase Agreement:
-
A $15.0 million repurchase agreement that was entered into in February 2008 has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing may be called by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Subordinated Debentures
At December 31, 2011 and 2010, the Company was a party in the following subordinated debenture transactions:
-
On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036. The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate was 2.16 percent at December 31, 2011 and 1.89 percent at December 31, 2010.

-
On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate was 2.18 percent at December 31, 2011 and 1.95 percent at December 31, 2010.

-
In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions.

The rates paid on subordinated debentures which are presented in the table on page 53 include the cost of the related interest rate swap agreements.  These agreements provide for the Company to receive variable rate payments based on the three-month LIBOR index in exchange for making payments at a fixed rate.  The interest rate swap agreement for the $10.0 million subordinated debenture expired on September 23, 2011.  For additional information, see Note 12 “Derivative Instruments and Hedging Activities”.
The Company has the ability to defer interest payments on the subordinated debentures for up to five years without being in default.
The capital securities in each of the above transactions have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital.  Under the terms of the Dodd-Frank Wall Street Reform and Consumer Protection Act, these securities will continue to qualify as Tier 1 capital as the Company has less than $10 billion in assets.  In accordance with FASB ASC Topic 810, “Consolidation,” the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust II and Unity (NJ) Statutory Trust III.  The additional capital from each of these transactions was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank.
Due to the redemption provisions of these securities, the expected maturity could differ from the contractual maturity.

11. Commitments and Contingencies

Facility Lease Obligations
The Company operates fifteen branches, seven branches are under operating leases, including its headquarters, and eight branches are owned.  In addition, the Company has a lease on one other location, which is subleased to a third party, with the third party paying rent in an amount equal to the Company’s rental obligation under the lease agreement between the Company and the lessor.  The leases’ contractual expiration range is generally between the years 2012 and 2015.  The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent from Sublet Locations	Net Rent Obligation
2012	$1,112	$34	$1,078
2013	1,060	-	1,060
2014	268	-	268
2015	16	-	16
Thereafter	-	-	-

Rent expense totaled $1.0 million for 2011 and $1.1 million for 2010.  The Company currently accounts for all of its leases as operating leases.

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

Commitments to Borrowers
Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $79.4 million to its borrowers as of December 31, 2011, compared to $66.0 million at December 31, 2010.  At December 31, 2011, $37.4 million of these commitments expire after one year, compared to $17.2 million a year earlier.  At December 31, 2011, the Company had $1.8 million in standby letters of credit compared to $1.5 million at December 31, 2010.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

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

Interest Rate Risk Management – Cash Flow Hedging Instruments
The Company has long-term variable rate debt as a source of funds for use in the Company’s lending and investment activities and for other general business purposes.  These debt obligations expose the Company to variability in interest payments due to changes in interest rates.  If interest rates increase, interest expense increases.  Conversely, if interest rates decrease, interest expense decreases.  Management believes it is prudent to limit the variability of a portion of its interest payments and, therefore, hedged a portion of its variable-rate interest payments.  To meet this objective, management entered into interest rate swap agreements whereby the Company receives variable interest rate payments and makes fixed interest rate payments during the contract period.  At December 31, 2011 and 2010, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

(In thousands, except percentages and years)	2011	2010
Notional amount	$5,000	$15,000
Weighted average pay rate	3.94%	4.05%
Weighted average receive rate (three-month LIBOR)	0.32%	0.34%
Weighted average maturity in years	0.25	0.90
Unrealized loss relating to interest rate swaps	$(43)	$(499)%

These agreements provided for the Company to receive payments at a variable rate determined by a specific index (three-month LIBOR) in exchange for making payments at a fixed rate.  One of the Company’s interest rate swap agreements with a notional amount of $10.0 million expired during the third quarter of 2011.
At December 31, 2011 and 2010, the net unrealized loss relating to interest rate swaps was recorded as a derivative liability.  Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.  The net spread between the fixed rate of interest which is paid and the variable interest received is classified in interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings.

13. Shareholders’ Equity

Shareholders’ equity increased $3.5 million to $73.6 million at December 31, 2011 compared to $70.1 million at December 31, 2010, due to net income of $2.5 million, $963 thousand from the issuance of common stock under employee benefit plans, $724 thousand appreciation in the net unrealized gains on available for sale securities, and $274 thousand appreciation in net unrealized gains on cash flow hedge derivatives, partially offset by $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.
During the first quarter of 2011, the Company retired approximately 425 thousand shares of Treasury Stock.  The associated $4.2 million was allocated between common stock and retained earnings.
On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (“EESA”), which provided the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets.  One of the programs resulting from the EESA was the Treasury’s Capital Purchase Program (“CPP”) which provided direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions.   This program was voluntary and requires an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends.  The perpetual preferred stock has a dividend rate of 5 percent per year until the fifth anniversary of the Treasury investment and a dividend of 9 percent thereafter.  The Company received an investment in perpetual preferred stock of $20.6 million on December 5, 2008.  These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 470, “Debt.”  The allocation of proceeds resulted in a discount on the preferred stock that is being accreted over five years.  The Company issued 764,778 common stock warrants to the U.S. Treasury and $2.6 million of the proceeds were allocated to the warrants.  The warrants are accounted for as equity securities and have a contractual life of ten years and an exercise price of $4.05.
As part of the CPP, the Company’s future ability to pay cash dividends is limited for so long as the Treasury holds the preferred stock.  As so limited the Company may not increase its quarterly cash dividend above $0.05 per share, the quarterly rate in effect at the time the CPP program was announced, without the prior approval of the Treasury.  The Company did not declare or pay any dividends during 2011 or 2010.  The Company is currently preserving capital and may resume paying dividends when earnings and credit quality improve.
      The Company has suspended its share repurchase program, as required by the CPP.  On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases would be dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2011, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan when and if it is reinstated. There were no shares repurchased during 2011 or 2010.

14. Other Income

The components of other income for the years ended December 31, 2011 and 2010 are as follows:

(In thousands)	2011	2010
ATM and check card fees	$353	$306
Wire transfer fees	89	81
Safe deposit box fees	55	53
Other	174	279
Total other income	$671	$719

15. Other Expenses

The components of other expenses for the years ended December 31, 2011 and 2010 are as follows:

(In thousands)	2011	2010
Travel, entertainment, training and recruiting	$619	$603
Insurance	336	325
Director fees	265	346
Stationery and supplies	228	221
Other	350	262
Total other expenses	$1,798	$1,757

16. Income Taxes

The components of the provision for income taxes are as follows:

(In thousands)	2011	2010
Federal – current provision	$775	$1,212
Federal – deferred benefit	(335)	(530)
Total Federal provision	440	682
State – current (benefit) provision	(10)	18
State – deferred provision (benefit)	339	(111)
Total State provision (benefit)	329	(93)
Total provision for income taxes	$769	$589

A reconciliation between the reported income tax provision and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2011	2010
Federal income tax provision at statutory rate	$1,127	$962
Increases (decreases) resulting from:
Bank owned life insurance	(100)	(105)
Tax-exempt interest	(155)	(68)
Meals and entertainment	16	15
Reversal of valuation allowance	(323)	-
State income taxes, net of federal income tax effect	256	86
Other, net	(52)	(301)
Provision for income taxes	$769	$589
Effective tax rate	23.2%	20.8%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2011 and 2010 are as follows:

(In thousands)	2011	2010
Deferred tax assets:
Allowance for loan losses	$6,529	$5,737
Reserve for impaired securities	-	1,179
Lost interest on nonaccrual loans	1,011	855
Stock-based compensation	329	290
Depreciation	199	240
Deferred compensation	150	137
State net operating loss	112	323
Net unrealized cash flow hedge losses	17	199
Other	69	-
Gross deferred tax assets	8,416	8,960
Valuation allowance	-	(323)
Net deferred tax assets	8,416	8,637
Deferred tax liabilities:
Net unrealized security gains	760	274
Deferred loan costs	464	433
Goodwill	246	205
Bond accretion	68	165
Other	-	10
Total deferred tax liabilities	1,538	1,087
Net deferred tax asset	$6,878	$7,550

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
During 2009, the Company established a $450 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset, the balance of which was $0 and $323 thousand at December 31, 2011 and 2010, respectively due to subsequent utilization of the net operating loss carry-forwards.  The Company’s state net operating loss carry-forwards totaled approximately $1.9 million at December 31, 2011 and $5.4 million at December 31, 2010 and expire between 2014 and 2030.
Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized gains (losses) on securities available for sale and cash flow hedges.  The after-tax component of the unrealized gain on securities available for sale of $1.1 million and $423 thousand in 2011 and 2010, respectively, is included in other comprehensive income in shareholders’ equity.  In addition, other comprehensive income included $(26) thousand and $(300) thousand related to cash flow hedges at December 31, 2011 and 2010, respectively.
The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2011 and 2010.  The Company does not have an accrual for uncertain tax positions as of December 31, 2011 or 2010, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2007 and thereafter are subject to future examination by tax authorities.

17. Net Income per Share

The following is a reconciliation of the calculation of basic and dilutive income per share.

(In thousands, except per share amounts)	2011	2010
Net income	$2,546	$2,240
Less: Preferred stock dividends and discount accretion	1,558	1,520
Income available to common shareholders	$988	$720
Weighted average common shares outstanding - Basic	7,333	7,173
Plus: Potential dilutive common stock	402	274
Weighted average common shares outstanding - Diluted	7,735	7,447
Net income per common share -
Basic	$0.13	$0.10
Diluted	0.13	0.10
Stock options and common stock excluded from the income per share computation as their effect would have been anti-dilutive	372	444

The “potential dilutive common stock” and the “stock options and common stock excluded from the income per share calculation as their effect would have been anti-dilutive” shown in the prior table includes the impact of 764,778 common stock warrants issued to the U.S. Department of Treasury under the Capital Purchase Program in December 2008, as applicable.  These warrants were dilutive for the years ended December 31, 2011 and 2010.

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

The Company’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Leverage ratio	$86,077	10.44%	≥ $ 32,979	4.00%	N/A	N/A
Tier I risk-based capital ratio	86,077	14.33	24,027	4.00	N/A	N/A
Total risk-based capital ratio	93,696	15.60	48,055	8.00	N/A	N/A
As of December 31, 2010
Leverage ratio	$83,550	9.97%	≥ $ 33,531	4.00%	N/A	N/A
Tier I risk-based capital ratio	83,550	13.04	25,628	4.00	N/A	N/A
Total risk-based capital ratio	91,638	14.30	51,257	8.00	N/A	N/A

The Bank’s capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Leverage ratio	$74,191	9.01%	≥ $ 32,953	4.00%	≥ $ 41,192	5.00%
Tier I risk-based capital ratio	74,191	12.36	24,003	4.00	36,004	6.00
Total risk-based capital ratio	90,302	15.05	48,006	8.00	60,007	10.00
As of December 31, 2010
Leverage ratio	$71,053	8.48%	≥ $ 33,497	4.00%	≥ $ 41,871	5.00%
Tier I risk-based capital ratio	71,053	11.10	25,595	4.00	38,393	6.00
Total risk-based capital ratio	87,631	13.69	51,191	8.00	63,988	10.00

19. Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $193 thousand and $211 thousand to the Plan in 2011 and 2010, respectively.
The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100 percent of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100 percent of their year-end cash bonuses.  Director and executive deferred fees totaled $16 thousand in 2011 and $15 thousand in 2010, and the interest paid on deferred balances totaled $15 thousand in 2011 and $14 thousand in 2010.
Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $10 thousand in 2011 and $40 thousand in 2010.
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

Stock Option Plans
Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2011, 1,720,529 shares have been reserved for issuance upon the exercise of options, 641,648 option grants are outstanding, and 956,557 option grants have been exercised, forfeited or expired, leaving 122,324 shares available for grant.
The Company granted 127,000 options in 2011 as compared to no options in 2010.  The fair value of the options granted in 2011 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010
Number of options granted	127,000	-
Weighted average exercise price	$6.54	$-
Weighted average fair value of options	$3.02	$-
Expected life (years)	4.59	-
Expected volatility	55.69%	-%
Risk-free interest rate	0.98%	-%
Dividend yield	-%	-%

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.  The risk-free interest rate is the U.S.Treasury rate commensurate with the expected life of the options on the date of grant.  The expected dividend yield is the projected annual yield based on the grant date stock price.
FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options totaled $127 thousand and $202 thousand in 2011 and 2010, respectively.  The related income tax benefit was approximately $49 thousand and $80 thousand in 2011 and 2010, respectively.  As of December 31, 2011, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $364 thousand.  That cost is expected to be recognized over a weighted average period of 2.5 years.

Transactions under the Company’s stock option plans for the last two years are summarized in the following table:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	886,286	$5.73	4.6	$293,911
Options granted	-	-
Options exercised	(80,626)	2.79
Options forfeited	(5,524)	4.44
Options expired	(24,668)	10.37
Outstanding at December 31, 2010	775,468	$5.90	3.9	$1,049,184
Options granted	127,000	6.54
Options exercised	(233,105)	3.39
Options forfeited	(4,448)	6.06
Options expired	(23,267)	9.62
Outstanding at December 31, 2011	641,648	$6.80	5.3	$515,582
Exercisable at December 31, 2011	497,064	$6.97	4.1	$473,029

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.00 - 4.00	124,750	7.4	$3.88	107,166	$3.86
4.01 - 8.00	338,640	5.7	6.05	211,640	5.76
8.01 - 12.00	121,617	2.2	9.22	121,617	9.22
12.01 - 16.00	56,641	4.9	12.54	56,641	12.54
Total	641,648	5.3	$6.80	497,064	$6.97

The following table presents information about options exercised:

	2011	2010
Number of options exercised	233,105	80,626
Total intrinsic value of options exercised	$753,440	$136,723
Cash received from options exercised	445,515	93,721
Tax deduction realized from options exercised	298,494	54,607

Upon exercise, the Company issues shares from its authorized but unissued, common stock to satisfy the options.

Restricted Stock Awards
Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  The awards are recorded at fair market value and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2011, 221,551 shares of restricted stock were reserved for issuance, of which 45,162 shares are available for grant.
Restricted stock awards granted during the past two years include:

Grant Year	Shares	Average Grant Date Fair Value
2011	68,500	$6.49
2010	13,200	$5.30

Compensation expense related to the restricted stock awards totaled $94 thousand in 2011 and $115 thousand in 2010.  As of December 31, 2011, there was approximately $519 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 4.0 years.The following table summarizes nonvested restricted stock activity for the year ended December 31, 2011:

	Shares	Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2010	43,367	$5.83
Granted	68,500	6.49
Vested	(16,857)	7.01
Forfeited	(1,326)	8.72
Nonvested restricted stock at December 31, 2011	93,684	$6.06

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

Level 1 Inputs
-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
-
Generally, this includes debt and equity securities and derivative contracts that are traded in an active exchange market (i.e. New York Stock Exchange), as well as certain U.S. Treasury, U.S. Government and sponsored entity mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Inputs
-	Quoted prices for similar assets or liabilities in active markets.
-	Quoted prices for identical or similar assets or liabilities in inactive markets.
-
Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (i.e., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or “market corroborated inputs.”

-	Generally, this includes U.S. Government and sponsored entity mortgage-backed securities, corporate debt securities and derivative contracts.

Level 3 Inputs
-	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.
-
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
As of December 31, 2011, the fair value of the Company’s AFS securities portfolio was $88.8 million.  Approximately 65 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $57.9 million at December 31, 2011.  Approximately $56.3 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association (“GNMA”), the Federal National Mortgage Association (“FNMA”) or the Federal Home Loan Mortgage Corporation (“FHLMC”).  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.  All AFS securities were classified as Level 2 assets at December 31, 2011.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

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
There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2011 as compared to the year ended December 31, 2010.

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and December 31, 2010.

	As of December 31, 2011
(In thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Securities available for sale:
U.S. government sponsored entities	$-	$5,375	$-	$5,375
State and political subdivisions	-	17,878	-	17,878
Residential mortgage-backed securities	-	57,924	-	57,924
Commercial mortgage-backed securities	-	210	-	210
Trust preferred securities	-	760	-	760
Other securities	-	6,618	-	6,618
Total securities available for sale	-	88,765	-	88,765
Financial Liabilities:
Interest rate swap agreements	-	43	-	43

	As of December 31, 2010
(In thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Securities available for sale:
U.S. government sponsored entities	$-	$6,462	$-	$6,462
State and political subdivisions	-	10,963	-	10,963
Residential mortgage-backed securities	-	85,741	-	85,741
Commercial mortgage-backed securities	-	1,826	-	1,826
Trust preferred securities	-	565	-	565
Other securities	-	1,574	-	1,574
Total securities available for sale	-	107,131	-	107,131
Financial Liabilities:
Interest rate swap agreements	-	499	-	499

Fair Value on a Nonrecurring Basis
Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following is a description of the valuation methodologies used for instruments measured at fair value on a nonrecurring basis:

Other Real Estate Owned (“OREO”)
The fair value was determined using appraisals, which may be discounted based on management’s review and changes in market conditions (Level 3 Inputs).  All appraisals must be performed in accordance with the Uniform Standards of Professional Appraisal Practice (“USPAP”).  Appraisals are certified to the Company and performed by appraisers on the Company’s approved list of appraisers.  Evaluations are completed by a person independent of Company management.  The content of the appraisal depends on the complexity of the property.  Appraisals are completed on a “retail value” and an “as is value”.
The Company requires current real estate appraisals on all loans that become OREO or in-substance foreclosure, loans that are classified substandard, doubtful or loss, or loans that are over $100,000 and nonperforming.  Prior to each balance sheet date, the Company values impaired collateral-dependent loans and OREO based upon a third party appraisal, broker’s price opinion, drive by appraisal, automated valuation model, updated market evaluation, or a combination of these methods.  The amount is discounted for the decline in market real estate values (for original appraisals), for any known damage or repair costs, and for selling and closing costs.  The amount of the discount is dependent upon the method used to determine the original value.  The original appraisal is generally used when a loan is first determined to be impaired.  When applying the discount, the Company takes into consideration when the appraisal was performed, the collateral’s location, the type of collateral, any known damage to the property and the type of business. Subsequent to entering impaired status and the Company determining that there is a collateral shortfall, the Company will generally, depending on the type of collateral, order a third party appraisal, broker’s price opinion, automated valuation model or updated market evaluation.  Subsequent to receiving the third party results, the Company will discount the value 6 to 10 percent for selling and closing costs.
Partially charged-off loans are measured for impairment based upon an appraisal for collateral-dependant loans.  When an updated appraisal is received for a nonperforming loan, the value on the appraisal is discounted in the manner discussed above. If there is a deficiency in the value after the Company applies these discounts, management applies a specific reserve and the loan remains in nonaccrual status.  The receipt of an updated appraisal would not qualify as a reason to put a loan back into accruing status. The Company removes loans from nonaccrual status when the borrower makes six months of contractual payments and demonstrates the ability to service the debt.  Charge-offs are determined based upon the loss that management believes the Company will incur after evaluating collateral for impairment based upon the valuation methods described above and the ability of the borrower to pay any deficiency.

Impaired Collateral-Dependent Loans
The fair value of impaired collateral-dependent loans is derived in accordance with FASB ASC Topic 310, “Receivables.”  Fair value is determined based on the loan’s observable market price or the fair value of the collateral.  The valuation allowance for impaired loans is included in the allowance for loan losses in the Consolidated Balance Sheets.  During the year ended December 31, 2011, the valuation allowance for impaired loans increased $2.0 million to $4.4 million at December 31, 2011.  During the year ended December 31, 2010, the valuation allowance for impaired loans decreased $6 thousand to $2.5 million at December 31, 2010.

The following tables present the assets and liabilities carried on the balance sheet by caption and by level within the hierarchy (as described above) as of December 31, 2011 and December 31, 2010:

	As of December 31, 2011
(In thousands)	Level 1	Level 2	Level 3	Total	Total fair value loss during year ended December 31, 2011
Financial Assets:
Other real estate owned (“OREO”)	$-	$-	$3,032	$3,032	$(1,879)
Impaired collateral-dependent loans	-	-	13,705	13,705	(1,992)

	As of December 31, 2010
(In thousands)	Level 1	Level 2	Level 3	Total	Total fair value gain (loss) during year ended December 31, 2010
Financial Assets:
Other real estate owned (“OREO”)	$-	$-	$2,346	$2,346	$(100)
Impaired collateral-dependent loans	-	-	6,670	6,670	6

Fair Value of Financial Instruments
FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments which the Company does not record at fair value.  These estimated fair values as of December 31, 2011 and December 31, 2010 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.  The following methods and assumptions were used to estimate the fair value of other financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For these short-term instruments, the carrying value is a reasonable estimate of fair value.

SBA Loans Held For Sale
The fair value of SBA loans held for sale is estimated by using a market approach that includes significant other observable inputs.

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

Standby Letters of Credit
At December 31, 2011, the Bank had standby letters of credit outstanding of $1.8 million, as compared to $1.5 million at December 31, 2010.  The fair value of these commitments is nominal.

The table below presents the estimated fair values of the Company’s financial instruments as of December 31, 2011 and 2010:

	2011		2010
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$82,574	$82,574	$43,926	$43,926
Securities available for sale	88,765	88,765	107,131	107,131
Securities held to maturity	18,771	19,879	21,111	21,351
SBA loans held for sale	7,668	8,192	10,397	11,048
Loans, net of allowance for possible loan losses	568,576	572,165	591,175	588,519
Federal Home Loan Bank stock	4,088	4,088	4,206	4,206
SBA servicing assets	418	418	512	512
Accrued interest receivable	3,703	3,703	3,791	3,791
Financial liabilities:
Deposits	643,971	647,281	654,788	659,048
Borrowed funds and subordinated debentures	90,465	102,533	90,465	103,704
Accrued interest payable	523	523	556	556
Interest rate swap agreements	43	43	499	499

21.Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

Balance Sheets
	December 31,
(In thousands)	2011	2010
ASSETS:
Cash and cash equivalents	$3,475	$4,056
Securities available for sale	88	98
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	76,698	72,888
Other assets	500	669
Total Assets	$89,261	$86,211
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Other liabilities	$238	$661
Other borrowings	15,465	15,465
Shareholders’ equity	73,558	70,085
Total Liabilities and Shareholders’ Equity	$89,261	$86,211

Statements of Income
	Years ended December 31,
(In thousands)	2011	2010
Interest income	$749	$746
Interest expense	757	862
Net interest expense	(8)	(116)
Other expenses	21	21
Loss before income tax benefit and equity in undistributed net income of subsidiary	(29)	(137)
Income tax benefit	(11)	(45)
Loss before equity in undistributed net income of subsidiary	(18)	(92)
Equity in undistributed net income of subsidiary	2,564	2,332
Net income	2,546	2,240
Preferred stock dividends and discount accretion	1,558	1,520
Income available to common shareholders	$988	$720

Statements of Cash Flows
	Years ended December 31,
(In thousands)	2011	2010
OPERATING ACTIVITIES:
Net income	$2,546	$2,240
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed net income of subsidiary	(2,564)	(2,332)
Net change in other assets and liabilities	23	9
Net cash provided by (used in) operating activities	5	(83)
FINANCING ACTIVITIES:
Proceeds from exercise of common stock	446	94
Cash dividends paid on preferred stock	(1,032)	(1,032)
Net cash used in financing activities	(586)	(938)
Decrease in cash and cash equivalents	(581)	(1,021)
Cash and cash equivalents at beginning of year	4,056	5,077
Cash and cash equivalents at end of year	$3,475	$4,056
SUPPLEMENTAL DISCLOSURES:
Interest paid	$757	$860

22.Accumulated Other Comprehensive Income (Loss)

(In thousands)	Pre-tax	Tax	After-tax
Net unrealized security gains:
Balance at December 31, 2009			$5
Unrealized holding gains on securities arising during the period	$876	$344	532
Less: Reclassification adjustment for gains included in net income	171	57	114
Net unrealized gains on securities arising during the period	705	287	418
Balance at December 31, 2010			423
Unrealized holding gains on securities arising during the period	1,631	627	1,004
Less: Reclassification adjustment for gains included in net income	421	141	280
Net unrealized gains on securities arising during the period	1,210	486	724
Balance at December 31, 2011			$1,147
Net unrealized losses on cash flow hedges:
Balance at December 31, 2009			$(466)
Unrealized holding gains on cash flow hedges arising during the period	$278	$112	166
Balance at December 31, 2010			(300)
Unrealized holding gains on cash flow hedges arising during the period	456	182	274
Balance at December 31, 2011			(26)
Total Accumulated Other Comprehensive Income at December 31, 2011			$1,121

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2011 and 2010 is unaudited.However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

(In thousands, except per share data)
2011	March 31	June 30	September 30	December 31
Total interest income	$10,242	$10,196	$9,952	$9,133
Total interest expense	2,767	2,725	2,599	2,460
Net interest income	7,475	7,471	7,353	6,673
Provision for loan losses	2,500	1,750	1,400	1,150
Net interest income after provision for loan losses	4,975	5,721	5,953	5,523
Total noninterest income	1,255	1,447	1,654	1,305
Total noninterest expense	6,158	6,247	6,101	6,012
Income before provision (benefit) for income taxes	72	921	1,506	816
Provision (benefit) for income taxes	(148)	277	420	220
Net income	220	644	1,086	596
Preferred stock dividends and discount accretion	384	395	386	393
Income available (loss attributable) to common shareholders	$(164)	$249	$700	$203
Net income (loss) per common share - Basic	$(0.02)	$0.03	$0.09	$0.03
Net income (loss) per common share - Diluted	$(0.02)	$0.03	$0.09	$0.03

(In thousands, except per share data)
2010	March 31	June 30	September 30	December 31
Total interest income	$11,513	$10,944	$10,726	$10,852
Total interest expense	4,049	3,681	3,314	2,991
Net interest income	7,464	7,263	7,412	7,861
Provision for loan losses	1,500	1,500	1,500	2,750
Net interest income after provision for loan losses	5,964	5,763	5,912	5,111
Total noninterest income	910	1,170	1,460	1,529
Total noninterest expense	5,941	6,040	6,404	6,605
Income before provision (benefit) for income taxes	933	893	968	35
Provision (benefit) for income taxes	185	212	242	(50)
Net income	748	681	726	85
Preferred stock dividends and discount accretion	373	379	385	383
Income available (loss attributable) to common shareholders	$375	$302	$341	$(298)
Net income (loss) per common share - Basic	$0.05	$0.04	$0.05	$(0.04)
Net income (loss) per common share - Diluted	$0.05	$0.04	$0.05	$(0.04)

Selected Consolidated Financial Data
(In thousands)
At or for the years ended December 31,
	2011	2010	2009	2008	2007
Selected Results of Operations
Interest income	$39,523	$44,035	$49,410	$50,765	$48,900
Interest expense	10,551	14,035	21,582	23,474	24,474
Net interest income	28,972	30,000	27,828	27,291	24,426
Provision for loan losses	6,800	7,250	8,000	4,500	1,550
Noninterest income	5,661	5,069	2,140	2,694	5,940
Noninterest expense	24,518	24,990	23,947	22,939	22,113
Provision (benefit) for income taxes	769	589	(898)	616	1,978
Net income (loss)	2,546	2,240	(1,081)	1,930	4,725
Preferred stock dividends and discount accretion	1,558	1,520	1,496	110	-
Income available (loss attributable) to common shareholders	988	720	(2,577)	1,820	4,725
Per Share Data
Net income (loss) per common share - Basic	$0.13	$0.10	$(0.36)	$0.26	$0.65
Net income (loss) per common share - Diluted	0.13	0.10	(0.36)	0.25	0.63
Book value per common share	7.24	7.08	6.91	6.99	6.70
Market value per common share	6.40	6.05	4.02	3.90	8.10
Cash dividends declared on common shares	-	-	-	0.10	0.19
Selected Balance Sheet Data
Assets	$810,846	$818,410	$930,357	$898,310	$752,196
Loans	592,592	615,936	657,016	685,946	590,132
Allowance for loan losses	16,348	14,364	13,842	10,326	8,383
Securities	107,536	128,242	169,022	149,509	98,591
Deposits	643,971	654,788	758,239	707,117	601,268
Borrowed funds and subordinated debentures	90,465	90,465	100,465	120,465	100,465
Shareholders’ equity	73,558	70,085	67,865	67,803	47,260
Common shares outstanding	7,459	7,211	7,144	7,119	7,063
Performance Ratios
Return (loss) on average assets	0.31%	0.26%	(0.12)%	0.23%	0.66%
Return (loss) on average equity	1.90	1.43	(5.29)	3.72	10.11
Efficiency ratio	71.42	71.43	75.49	71.90	71.48
Net interest spread	3.50	3.41	2.87	3.13	3.07
Net interest margin	3.76	3.67	3.22	3.51	3.62
Asset Quality Ratios
Allowance for loan losses to loans	2.76%	2.33%	2.11%	1.51%	1.42%
Allowance for loan losses to nonperforming loans	71.80	66.31	54.29	64.06	153.49
Nonperforming loans to total loans	3.84	3.52	3.88	2.35	0.93
Nonperforming assets to total loans and OREO	4.33	3.88	4.10	2.45	0.94
Nonperforming assets to total assets	3.18	2.93	2.90	1.87	0.74
Net charge-offs to average loans	0.79	1.05	0.67	0.40	0.14
Capital Ratios – Company
Leverage ratio	10.44%	9.97%	8.83%	9.54%	8.25%
Tier I risk-based capital ratio	14.33	13.04	11.75	12.02	9.81
Total risk-based capital ratio	15.60	14.30	13.01	13.27	11.06
Capital Ratios – Bank
Leverage ratio	9.01%	8.48%	7.38%	7.88%	7.06%
Tier I risk-based capital ratio	12.36	11.10	9.82	9.93	8.39
Total risk-based capital ratio	15.05	13.69	12.30	12.41	11.00

All share amounts have been adjusted for the 5% stock distributions paid on June 27, 2008, and June 29, 2007.