Form 10-K, Exhibit 13
period 2012-12-31
UNITY BANCORP INC /NJ/
filed 2013-03-21
CIK 920427

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes relating thereto included herein.  When necessary, reclassifications have been made to prior period data for purposes of comparability with current period presentation without impacting earnings.

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey and is registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, Unity Bank (the “Bank” or, when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance.  The Bank provides a full range of commercial and retail banking services through the Internet and its fifteen branch offices located in Hunterdon, Somerset, Middlesex, Union and Warren counties in New Jersey, and Northampton County in Pennsylvania.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

Results of Operations

Net income available to common shareholders totaled $2.6 million, or $0.34 per diluted share for the year ended December 31, 2012, compared to $988 thousand, or $0.13 per diluted share for the year ended December 31, 2011.  The increase was attributable to enhanced noninterest income, a reduced provision for loan losses and continued expense management.

Results for the current and prior year periods reflect the impact of branch restructuring related expenses.  In 2011, we closed two underperforming branches, resulting in $215 thousand of residual lease obligation and fixed asset disposal expenses.  Substantially all of these customers are now served by other branches.  In 2012, we opened two new branches in Washington Township and Somerset, New Jersey and closed our William Penn Highway, Pennsylvania branch.

Additional highlights for the current year include:

·	Improved credit quality resulted in lower loan loss provisions as well as reduced loan collection expenses and costs to maintain other real estate owned (“OREO”).
·	Significant increases in residential mortgage originations resulted in increased gains on the sale of mortgage loans.
·	Continued deposit product mix improvement due to growth in core demand deposits and savings deposits, as higher costing time deposits declined.
·	Further improvement in our capital ratios as we remain “well-capitalized”.

The Company's performance ratios for the past two years are listed in the following table:

	For the years ended December 31,
	2012	2011
Net income per common share - Basic (1)	$0.35	$0.13
Net income per common share - Diluted (1)	$0.34	$0.13
Return on average assets	0.53%	0.31%
Return on average equity (2)	4.80%	1.90%
Efficiency ratio	71.06%	71.42%

(1) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.

(2) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders' equity (excluding preferred stock).

Annual Report Page 6

Net Interest Income

The primary source of the Company’s operating income is net interest income, which is the difference between interest and dividends earned on earning assets and fees earned on loans, and interest paid on interest-bearing liabilities.  Earning assets include loans to individuals and businesses, investment securities, interest-earning deposits and federal funds sold.  Interest-bearing liabilities include interest-bearing checking, savings and time deposits, Federal Home Loan Bank advances and other borrowings.  Net interest income is determined by the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities (“net interest spread”) and the relative amounts of earning assets and interest-bearing liabilities.  The Company’s net interest spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, deposit flows and general levels of nonperforming assets.

Tax-equivalent net interest income amounted to $27.7 million in 2012, a decrease of $1.5 million or 5.3 percent compared to 2011.  Net interest margin decreased 14 basis points from 3.76 percent in 2011 to 3.62 percent in 2012.  The net interest spread was 3.39 percent, an 11 basis point decrease from 3.50 percent in 2011.

During 2012, tax-equivalent interest income was $35.4 million, a decrease of $4.3 million or 10.8 percent when compared to 2011.  This decrease was driven by the lower average yield on earning assets and a decrease in the average volume of earning assets:

·

Of the $4.3 million decrease in interest income on a tax-equivalent basis, $3.8 million was attributed to reduced yields on average interest-earning assets and $536 thousand was attributable to the decrease in volume of average interest-earning assets.

·

The yield on interest-earning assets decreased 49 basis points to 4.63 percent in 2012 due to continued re-pricing in a lower overall interest rate environment.  Yields on most earning assets, particularly those with variable rates, fell due to the continued low market rates.

·

The average volume of interest-earning assets decreased $12.5 million to $764.4 million in 2012 compared to $776.9 million in 2011.  This was due primarily to a $14.5 million decrease in average loans and a $1.2 million decrease in federal funds sold and interest-bearing deposits, partially offset by a $3.2 million increase in average investment securities.

Total interest expense was $7.8 million in 2012, a decrease of $2.8 million or 26.3 percent compared to 2011.  This decrease was driven by the continued low overall interest rate environment, the shift in deposit mix away from higher priced products and a decrease in the average volume of interest-bearing liabilities:

·

Of the $2.8 million decrease in interest expense, $2.1 million was due to a decrease in the rates paid on interest-bearing liabilities and $650 thousand was attributed to the decrease in the volume of average interest-bearing liabilities.

·

The average cost of interest-bearing liabilities decreased 38 basis points to 1.24 percent, primarily due to the re-pricing of deposits in a lower interest rate environment and the expiration of high rate interest rate swap agreements in September 2011 and March 2012.  The cost of borrowed funds and subordinated debentures decreased 45 basis points to 3.60 percent in 2012 and the cost of interest-bearing deposits decreased 39 basis points to 0.84 percent.

·	The lower cost of funding was also attributed to a shift in the mix of deposits from higher cost time deposits to lower cost savings deposits and interest-bearing demand deposits.
·

Interest-bearing liabilities averaged $619.6 million in 2012, a decrease of $29.0 million or 4.5 percent, compared to 2011.  The decrease in interest-bearing liabilities was a result of a decrease in average time deposits and average savings deposits, partially offset by an increase in interest-bearing deposits.

Our net interest income continues to be impacted by the sustained low interest rate environment, which the Federal Open Market Committee (“FOMC”) of the Federal Reserve Board forecasts will continue at least through mid-2015, due to continued weak economic conditions.  This rate environment has resulted in a tighter net interest margin as our earning assets continue to re-price at lower rates.  Partially offsetting these declines are lower funding costs; however the reduction in yield on earning assets is anticipated to exceed the benefits of further declines in the cost of funds from already low levels.

The following table reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread, and (5) net interest income/margin on average earning assets.  Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Annual Report Page 7

Consolidated Average Balance Sheets

 (Dollar amounts in thousands, interest amounts and interest rates/yields on a fully tax-equivalent basis)

For the years ended December 31,	2012			2011
	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits	$49,355	$72	0.15%	$50,574	$61	0.12%
Federal Home Loan Bank stock	4,015	189	4.71	4,120	183	4.44
Securities:
Taxable	100,365	2,823	2.81	99,825	3,537	3.54
Tax-exempt	15,455	701	4.54	12,750	672	5.27
Total securities (A)	115,820	3,524	3.04	112,575	4,209	3.74
Loans, net of unearned discount:
SBA loans	68,536	3,430	5.00	82,177	4,665	5.68
SBA 504 loans	46,153	2,645	5.73	58,010	3,482	6.00
Commercial loans	299,820	16,982	5.66	284,183	17,492	6.16
Residential mortgage loans	134,214	6,445	4.80	133,477	7,107	5.32
Consumer loans	46,487	2,144	4.61	51,830	2,542	4.90
Total loans (B)	595,210	31,646	5.31	609,677	35,288	5.79
Total interest-earning assets	$764,400	$35,431	4.63%	$776,946	$39,741	5.12%

Noninterest-earning assets:
Cash and due from banks	16,665			16,105
Allowance for loan losses	(16,458)			(16,198)
Other assets	39,625			40,528
Total noninterest-earning assets	39,832			40,435
Total assets	$804,232			$817,381

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$108,825	$486	0.45%	$103,574	$571	0.55%
Savings deposits	282,115	1,185	0.42	287,769	2,202	0.77
Time deposits	138,233	2,796	2.02	166,836	4,067	2.44
Total interest-bearing deposits	529,173	4,467	0.84	558,179	6,840	1.23
Borrowed funds and subordinated debentures	90,473	3,307	3.60	90,465	3,711	4.05
Total interest-bearing liabilities	$619,646	$7,774	1.24%	$648,644	$10,551	1.62%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	106,412			93,875
Other liabilities	3,335			3,607
Total noninterest-bearing liabilities	109,747			97,482
Total shareholders' equity	74,839			71,255
Total liabilities and shareholders' equity	$804,232			$817,381

Net interest spread		$27,657	3.39%		$29,190	3.50%
Tax-equivalent basis adjustment		(228)			(218)
Net interest income		$27,429			$28,972
Net interest margin			3.62%			3.76%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

Annual Report Page 8

2010			2009			2008
Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield

$35,349	$87	0.25%	$27,163	$117	0.43%	$26,686	$471	1.76%
4,646	235	5.06	5,061	277	5.47	4,353	240	5.51

137,475	5,205	3.79	161,726	7,400	4.58	99,850	5,036	5.04
5,005	297	5.93	6,103	382	6.26	6,103	379	6.21
142,480	5,502	3.86	167,829	7,782	4.64	105,953	5,415	5.11

95,353	5,264	5.52	103,031	6,246	6.06	101,430	8,370	8.25
66,767	4,305	6.45	73,517	4,821	6.56	74,617	5,572	7.47
285,771	18,130	6.34	301,340	19,881	6.60	308,751	21,424	6.94
132,414	7,684	5.80	126,474	7,252	5.73	100,110	5,971	5.96
58,200	2,926	5.03	62,481	3,160	5.06	59,291	3,462	5.84
638,505	38,309	6.00	666,843	41,360	6.20	644,199	44,799	6.95
$820,980	$44,133	5.38%	$866,896	$49,536	5.71%	$781,191	$50,925	6.52%

20,672			18,948			17,529
(14,667)			(11,721)			(9,179)
41,817			33,913			31,667
47,822			41,140			40,017
$868,802			$908,036			$821,208

$100,729	$737	0.73%	$89,500	$1,063	1.19%	$84,336	$1,468	1.74%
289,156	2,829	0.98	214,274	3,574	1.67	168,784	3,644	2.16
216,488	6,173	2.85	341,233	12,523	3.67	330,174	13,836	4.19
606,373	9,739	1.61	645,007	17,160	2.66	583,294	18,948	3.25
101,449	4,296	4.18	112,403	4,422	3.88	108,214	4,526	4.18
$707,822	$14,035	1.97%	$757,410	$21,582	2.84%	$691,508	$23,474	3.39%

87,684			79,252			78,282
4,174			4,313			2,531
91,858			83,565			80,813
69,122			67,061			48,887
$868,802			$908,036			$821,208

	$30,098	3.41%		$27,954	2.87%		$27,451	3.13%
	(98)			(126)			(160)
	$30,000			$27,828			$27,291
		3.67%			3.22%			3.51%

Annual Report Page 9

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented.  Changes that are not solely due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values.  Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 34 percent.

	2012 versus 2011			2011 versus 2010
For the years ended December 31,	Increase (decrease) due to change in:			Increase (decrease) due to change in:
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and interest-bearing deposits	$(1)	$12	$11	$30	$(56)	$(26)
Federal Home Loan Bank stock	(5)	11	6	(25)	(27)	(52)
Securities	131	(816)	(685)	(1,195)	(98)	(1,293)
Net loans	(675)	(2,967)	(3,642)	(1,639)	(1,382)	(3,021)
Total interest income	$(550)	$(3,760)	$(4,310)	$(2,829)	$(1,563)	$(4,392)
Interest expense:
Interest-bearing demand deposits	$27	$(112)	$(85)	$20	$(186)	$(166)
Savings deposits	(43)	(974)	(1,017)	(14)	(613)	(627)
Time deposits	(634)	(637)	(1,271)	(1,294)	(812)	(2,106)
Total interest-bearing deposits	(650)	(1,723)	(2,373)	(1,288)	(1,611)	(2,899)
Borrowed funds and subordinated debentures	-	(404)	(404)	(454)	(131)	(585)
Total interest expense	(650)	(2,127)	(2,777)	(1,742)	(1,742)	(3,484)
Net interest income - fully tax-equivalent	$100	$(1,633)	$(1,533)	$(1,087)	$179	$(908)
Increase in tax-equivalent adjustment			(10)			(120)
Net interest income			$(1,543)			$(1,028)

Provision for Loan Losses

The provision for loan losses totaled $4.0 million for 2012, a decrease of $2.8 million compared to $6.8 million for 2011.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio.  Additional information may be found under the captions “Financial Condition - Asset Quality” and “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.”  The current provision is considered appropriate based upon management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income

The following table shows the components of noninterest income for the past two years:

	For the years ended December 31,
(In thousands)	2012	2011
Branch fee income	$1,528	$1,445
Service and loan fee income	1,252	1,034
Gain on sale of SBA loans held for sale, net	688	962
Gain on sale of mortgage loans, net	2,274	951
BOLI income	296	295
Net security gains	573	303
Other income	727	671
Total noninterest income	$7,338	$5,661

Noninterest income was $7.3 million for 2012, a $1.7 million increase compared to $5.7 million for 2011.  These increases were driven by record levels of residential mortgage loan originations and sales.

Annual Report Page 10

Changes in our noninterest income reflect:

·

Branch fee income, which consists of deposit service charges and overdraft fees, increased $83 thousand from the prior year, due to increased overdraft and commercial analysis fees, partially offset by other reduced deposit account service charges.

·	Service and loan fee income increased $218 thousand in 2012, due to higher late charges, servicing income, mortgage application fees and other processing fees.
·	In 2012, $6.8 million in SBA loans were sold compared to $13.3 million in the prior year. This lower volume of loan sales resulted in a decrease of $274 thousand in net gains on SBA loan sales.
·

Net gains on sales of residential mortgage loans increased $1.3 million in 2012 on a significantly higher volume of loan sales.  In 2012, $105.5 million in residential mortgage loans were sold compared to $55.8 million in 2011.

·	The increase in the cash surrender value of BOLI remained relatively flat, with income of $296 thousand and $295 thousand in 2012 and 2011, respectively.
·

Net gains on the sale of securities totaled $573 thousand and $303 thousand in 2012 and 2011, respectively.  For additional information on securities, see Note 4 to the Consolidated Financial Statements.

·	Other income totaled $727 thousand and $671 thousand in 2012 and 2011, respectively, which includes check card related income and miscellaneous service charges.

Noninterest Expense

The following table presents a breakdown of noninterest expense for the past two years:

	For the years ended December 31,
(In thousands)	2012	2011
Compensation and benefits	$12,560	$11,781
Occupancy	2,722	2,781
Processing and communications	2,180	2,104
Furniture and equipment	1,480	1,527
Professional services	789	817
Loan collection costs	682	979
OREO expenses	483	1,229
Deposit insurance	664	775
Advertising	839	727
Other expenses	1,898	1,798
Total noninterest expense	$24,297	$24,518

Noninterest expense totaled $24.3 million for the year ended December 31, 2012, a decrease of $221 thousand when compared to $24.5 million in 2011.  Noninterest expense in the current and prior year periods included the impact of our branch network restructuring, as well as the benefit of lower loan and OREO related expenses as credit quality improved.  In 2012, we opened two new branches and closed an underperforming branch.  In 2011, we closed two underperforming branches.

Changes in noninterest expense reflect:

·

Compensation and benefits expense, the largest component of noninterest expense, increased $779 thousand for the year ended December 31, 2012, when compared to the same period in 2011.  The increase was primarily due to annual merit based and employee or position replacement costs, increased mortgage commissions, bonuses and equity compensation.

·

Occupancy expense decreased $59 thousand in 2012, when compared to 2011 due to lower snow removal costs and depreciation of leasehold improvements, partially offset by higher rental expenses and building depreciation expenses.

·	Processing and communications expenses increased $76 thousand in 2012 due to higher merchant services and delivery costs.
·	Furniture and equipment expense decreased $47 thousand in 2012 primarily due to lower depreciation expenses on equipment and software, and software maintenance expense.
·	Professional service fees decreased $28 thousand in 2012, due to a decrease in supervisory exam expense.
·	Loan collection costs decreased $297 thousand in 2012, primarily due to lower loan legal, forced place insurance and other collection related expenses.
·

OREO costs, such as losses on sales, property taxes, maintenance and legal expenses, decreased $746 thousand in 2012 when compared to 2011, as our foreclosed inventory levels declined and properties were sold at favorable prices.

Annual Report Page 11

·	Deposit insurance expense decreased $111 thousand due to the assets-based assessment method put into place by the FDIC on April 1, 2011.
·

Advertising expenses, such as promotional activities related to our new branches and in response to increased competition within our market place, combined with participation in community events and higher direct mail costs, increased $112 thousand for the year ended December 31, 2012.

·	Other expenses increased $100 thousand in 2012, due to higher retail losses.

Income Tax Expense

For 2012, the Company reported income tax expense of $2.2 million for an effective tax rate of 34.4 percent, compared to an income tax expense of $769 thousand and effective tax rate of 23.2 percent in 2011.  The 2011 provision for income taxes included the reversal of $323 thousand of a valuation reserve related to the net operating loss carry-forward deferred tax asset.  If this valuation adjustment was excluded, our effective tax rate would have been 32.9 percent in 2011.

Financial Condition

Total assets increased $8.9 million or 1.1 percent, to $819.7 million at December 31, 2012, compared to $810.8 million at December 31, 2011.  This increase was primarily due to increases of $11.6 million in cash and cash equivalents and $3.5 million in total securities, partially offset by decreases of $5.6 million in loans and $1.2 million in OREO.  Total deposits increased $4.8 million, and there were no changes to borrowed funds and subordinated debentures from prior year-end.  Total shareholders’ equity increased $4.0 million from prior year-end due primarily to net income.  Average total assets for 2012 were $804.2 million, a $13.1 million decrease from the prior year’s $817.4 million average balance.  These fluctuations are discussed in further detail in the sections that follow.

Securities

The Company’s securities portfolio consists of available for sale (“AFS”) and held to maturity (“HTM”) investments.  Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase.  The investment securities portfolio is maintained for asset-liability management purposes, as well as for liquidity and earnings purposes.

AFS securities are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes.  Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings.  AFS securities consist primarily of obligations of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, and corporate and other securities.

AFS securities totaled $89.5 million at December 31, 2012, an increase of $773 thousand or 0.9 percent, compared to $88.8 million at December 31, 2011.  This net increase was the result of:

·	$39.3 million in purchases, primarily of mortgage-backed securities and asset-backed securities, partially offset by,
·	$30.7 million in principal payments, maturities and called bonds,
·	$7.5 million in sales, net of realized gains, which consisted of municipal securities and mortgage-backed securities,
·	$668 thousand in net amortization of premiums, and
·

$311 thousand of appreciation in the market value of the portfolio.  At December 31, 2012, the portfolio had a net unrealized gain of $2.2 million compared to a net unrealized gain of $1.9 million at December 31, 2011.  These net unrealized gains are reflected net of tax in shareholders’ equity as accumulated other comprehensive income.

The average balance of AFS securities amounted to $97.9 million in 2012 compared to $97.3 million in 2011.  The average yield earned on the AFS portfolio decreased 56 basis points to 2.94 percent in 2012, from 3.50 percent in 2011.  Yields on tax-exempt securities are computed on a tax-equivalent basis.  The weighted average life of AFS securities, adjusted for prepayments, amounted to 3.5 years and 3.9 years at December 31, 2012 and 2011, respectively.

HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity.  The portfolio is comprised of obligations of U.S. Government sponsored entities, obligations of state and political subdivisions, and mortgage-backed securities.

Annual Report Page 12

HTM securities were $21.5 million at December 31, 2012, an increase of $2.7 million or 14.6 percent, from year-end 2011.  This net increase was the result of:

·	$7.6 million in purchases of mortgage-backed securities, municipal securities and SBA loan pools,
·	$4.7 million in principal payments and called bonds, and
·	$159 thousand in net amortization of premiums.

As of December 31, 2012 and December 31, 2011, the fair value of HTM securities was $22.7 million and $19.9 million, respectively.  The average balance of HTM securities amounted to $17.9 million in 2012 compared to $15.3 million in 2011.  The average yield earned on HTM securities decreased 166 basis points to 3.62 percent in 2012, from 5.28 percent in 2011.  The weighted average life of HTM securities, adjusted for prepayments, amounted to 6.5 years and 7.6 years at December 31, 2012 and 2011, respectively.

Securities with a carrying value of $78.4 million and $81.1 million at December 31, 2012 and December 31, 2011, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.

The Company did not have any securities from a single issuer, excluding government agencies, that exceeded 10 percent of shareholders’ equity at December 31, 2012 or 2011.

Approximately 82 percent of the total investment portfolio had a fixed rate of interest at December 31, 2012, compared to 92 percent at December 31, 2011.

For additional information on securities, see Note 4 to the Consolidated Financial Statements.

Loans

The loan portfolio, which represents the Company’s largest asset group, is a significant source of both interest and fee income.  The portfolio consists of SBA, SBA 504, commercial, residential mortgage and consumer loans.  Each of these segments is subject to differing levels of credit and interest rate risk.

Total loans decreased $5.6 million or 0.9 percent to $587.0 million at December 31, 2012, compared to $592.6 million at year-end 2011.  Declines in SBA, SBA 504, residential mortgage and consumer loans were partially offset by an $18.5 million increase in commercial loans.

The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses at December 31st for the past five years:

	2012		2011		2010		2009		2008
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
SBA loans held to maturity	$58,593	10.0%	$64,175	10.8%	$75,741	12.3%	$77,844	11.8%	$83,127	12.1%
SBA 504 loans	41,438	7.1	55,108	9.3	64,276	10.4	70,683	10.8	76,802	11.2
Commercial loans	301,564	51.3	283,104	47.8	281,205	45.7	293,739	44.6	308,165	44.9
Residential mortgage loans	132,094	22.5	134,090	22.6	128,400	20.8	133,059	20.3	133,110	19.5
Consumer loans	46,410	7.9	48,447	8.2	55,917	9.1	60,285	9.2	62,561	9.1
Total loans held for investment	580,099	98.8	584,924	98.7	605,539	98.3	635,610	96.7	663,765	96.8
SBA loans held for sale	6,937	1.2	7,668	1.3	10,397	1.7	21,406	3.3	22,181	3.2
Total loans	$587,036	100.0%	$592,592	100.0%	$615,936	100.0%	$657,016	100.0%	$685,946	100.0%

Average loans decreased $14.5 million or 2.4 percent from $609.7 million in 2011, to $595.2 million in 2012.  The decrease in average loans was due to declines in all portfolio types except commercial and residential mortgage loans.  The yield on the overall loan portfolio fell 48 basis points to 5.31 percent for the year ended December 31, 2012, compared to 5.79 percent for the prior year.  This decrease was the result of new loan volume at lower rates and existing variable rate loan products repricing lower as rates remain low.

Annual Report Page 13

SBA 7(a) loans, on which the SBA historically has provided guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company than its other loan products.  These loans are made for the purposes of providing working capital, financing the purchase of equipment, inventory or commercial real estate.  Generally, an SBA 7(a) loan has a deficiency in its credit profile that would not allow the borrower to qualify for a traditional commercial loan, which is why the government provides the guarantee.  The deficiency may be a higher loan to value (“LTV”) ratio, lower debt service coverage (“DSC”) ratio or weak personal financial guarantees.  In addition, many SBA 7(a) loans are for start up businesses where there is no history of financial information.  Finally, many SBA borrowers do not have an ongoing and continuous banking relationship with the Bank, but merely work with the Bank on a single transaction.  The Company’s SBA loans are generally sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.

SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $6.9 million at December 31, 2012, a decrease of $731 thousand from December 31, 2011.  SBA 7(a) loans held to maturity amounted to $58.6 million at December 31, 2012, a decrease of $5.6 million from $64.2 million at December 31, 2011.  The yield on SBA loans, which are generally floating and adjust quarterly to the Prime rate, was 5.00 percent for the year ended December 31, 2012, compared to 5.68 percent in the prior year.

The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent at origination.  The guarantee rates are determined by the SBA and can vary from year to year depending on government funding and the goals of the SBA program.  The carrying value of SBA loans held for sale represents the guaranteed portion to be sold into the secondary market.  The carrying value of SBA loans held to maturity represents the unguaranteed portion, which is the Company's portion of SBA loans originated, reduced by the guaranteed portion that is sold into the secondary market.  Approximately $109.9 million and $128.7 million in SBA loans were sold but serviced by the Company at December 31, 2012 and December 31, 2011, respectively, and are not included on the Company’s balance sheet.  There is no relationship or correlation between the guarantee percentages and the level of charge-offs and recoveries on the Company’s SBA 7(a) loans.  Charge-offs taken on SBA 7(a) loans effect the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards irrespective of the guarantee percentage.

The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  Generally, the Company has a 50 percent LTV ratio on SBA 504 program loans at origination.  At December 31, 2012, SBA 504 loans totaled $41.4 million, a decrease of $13.7 million from $55.1 million at December 31, 2011.  The yield on SBA 504 loans fell 27 basis points to 5.73 percent for the year ended December 31, 2012 from 6.00 percent in 2011, due primarily to paydowns on higher yielding SBA 504 loans.

Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  These loans amounted to $301.6 million at December 31, 2012, an increase of $18.5 million from year-end 2011.  The yield on commercial loans was 5.66 percent for 2012, compared to 6.16 percent in 2011 due to the low rate environment.

Residential mortgage loans consist of loans secured by 1 to 4 family residential properties.  These loans amounted to $132.1 million at December 31, 2012, a decrease of $2.0 million from year-end 2011.  Sales of mortgage loans totaled $105.5 million for 2012.  The yield on residential mortgages was 4.80 percent for 2012, compared to 5.32 percent for 2011.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.  These loans amounted to $46.4 million at December 31, 2012, a decrease of $2.0 million from December 31, 2011.  The yield on consumer loans was 4.61 percent for 2012, compared to 4.90 percent for 2011.

There are no concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio and no foreign loans in the portfolio.  As a preferred SBA lender, a portion of the SBA portfolio is to borrowers outside the Company’s lending area.  During late 2008, the Company withdrew from SBA lending outside of its primary trade area, but continues to offer SBA loan products as an additional credit product within its primary trade area.

In the normal course of business, the Company may originate loan products whose terms could give rise to additional credit risk.  Interest-only loans, loans with high LTV ratios, construction loans with payments made from interest reserves and multiple loans supported by the same collateral (e.g. home equity loans) are examples of such products.  However, these products are not material to the Company’s financial position and are closely managed via credit controls that mitigate their additional inherent risk.  Management does not believe that these products create a concentration of credit risk in the Company’s loan portfolio.  The Company does not have any option adjustable rate mortgage loans.

Annual Report Page 14

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of fixed and floating interest rates at December 31, 2012:

	December 31, 2012
(In thousands)	One year or less	One to five years	Over five years	Total
SBA loans	$54,423	$6,465	$4,642	$65,530
SBA 504 loans	13,179	28,259	-	41,438
Commercial loans
Commercial other	4,928	5,958	13,157	24,043
Commercial real estate	37,097	167,100	60,242	264,439
Commercial real estate construction	3,111	4,072	5,899	13,082
Total	$112,738	$211,854	$83,940	$408,532
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$58,958
Floating or adjustable interest rates				236,836
Total				$295,794

For additional information on loans, see Note 5 to the Consolidated Financial Statements.

Troubled Debt Restructurings

Troubled debt restructurings (“TDRs”) occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider.  These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both.  When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or charge-off to the allowance.  This process is used, regardless of loan type, and for loans modified as TDRs that subsequently default on their modified terms.

At December 31, 2012, there were sixteen loans totaling $14.7 million that were classified as TDRs by the Company and are deemed impaired, compared to twenty-four loans totaling $21.1 million at December 31, 2011.  Nonperforming loans included $1.1 million of TDRs as of December 31, 2012, compared to $3.6 million at December 31, 2011.  Restructured loans that are placed in nonaccrual status may be removed after six months of contractual payments and the business showing the ability to service the debt going forward.  The remaining TDRs are in accrual status since they are performing in accordance with the restructured terms.  There are no commitments to lend additional funds on these loans.  The following table presents a breakdown of performing and nonperforming TDRs by class as of December 31st for the past two years:

	December 31, 2012			December 31, 2011
(In thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs	Performing TDRs	Nonperforming TDRs	Total TDRs
SBA loans held to maturity	$929	$126	$1,055	$1,398	$80	$1,478
SBA 504 loans	4,290	-	4,290	4,371	1,754	6,125
Commercial loans
Commercial other	949	-	949	985	-	985
Commercial real estate	7,408	961	8,369	10,682	1,811	12,493
Total	$13,576	$1,087	$14,663	$17,436	$3,645	$21,081

Annual Report Page 15

Through December 31, 2012, our TDRs consisted of interest rate reductions, interest only periods and maturity extensions.  There has been no principal forgiveness.  The following table shows the types of modifications done to date by class through December 31, 2012 for loans still in the portfolio:

	December 31, 2012
(In thousands)	SBA held to maturity	SBA 504	Commercial other	Commercial real estate	Total
Type of modification:
Interest only	$446	$-	$949	$2,556	$3,951
Principal only	23	-	-	-	23
Interest only with reduced interest rate	-	-	-	1,840	1,840
Interest only with nominal principal	139	2,984	-	1,125	4,248
Extended maturity with reduced interest rate	-	-	-	2,848	2,848
Previously modified back to original terms	447	1,306	-	-	1,753
Total TDRs	$1,055	$4,290	$949	$8,369	$14,663

For additional information on TDRs, see Note 5 to the Consolidated Financial Statements.

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

Nonperforming assets consist of nonperforming loans and other real estate owned ("OREO").  Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal, until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans.  Loans past due 90 days or more and still accruing generally represent loans that are well collateralized and in a continuing process that are expected to result in repayment or restoration to current status.

Annual Report Page 16

The following table sets forth information concerning nonperforming assets and loans past due 90 days or more and still accruing interest at December 31st for the past five years:

(In thousands, except percentages)	2012	2011	2010	2009	2008
Nonperforming by category:
SBA loans held to maturity (1)	$4,633	$5,859	$8,162	$6,559	$4,228
SBA 504 loans	2,562	2,086	2,714	5,575	4,600
Commercial loans	4,445	8,519	5,452	7,397	5,247
Residential mortgage loans	5,511	6,037	5,085	5,578	1,808
Consumer loans	317	268	249	387	237
Total nonperforming loans (2)	$17,468	$22,769	$21,662	$25,496	$16,120
OREO	1,826	3,032	2,346	1,530	710
Total nonperforming assets	$19,294	$25,801	$24,008	$27,026	$16,830
Past due 90 days or more and still accruing interest:
SBA loans held to maturity	$-	$246	$374	$592	$332
Commercial loans	109	1,141	-	469	146
Residential mortgage loans	-	36	-	1,196	2,058
Consumer loans	-	988	-	29	-
Total past due 90 days or more and still accruing interest	$109	$2,411	$374	$2,286	$2,536
Nonperforming loans to total loans	2.98%	3.84%	3.52%	3.88%	2.35%
Nonperforming loans and TDRs to total loans (3)	5.29	6.78	5.80	4.88	2.81
Nonperforming assets to total loans and OREO	3.28	4.33	3.88	4.10	2.45
Nonperforming assets to total assets	2.35	3.18	2.93	2.90	1.87
(1) Guaranteed SBA loans included above	$1,849	$939	$2,706	$1,931	$1,983
(2) Nonperforming TDRs included above	1,087	3,645	-	-	-
(3) Performing TDRs	13,576	17,436	14,081	6,576	3,150

The current state of the economy impacts the Company’s level of delinquent and nonperforming loans by putting a strain on the Company’s borrowers and their ability to pay their loan obligations.  Unemployment rates continue to be at elevated levels and businesses are reluctant to hire.  Consequently, the Company’s nonperforming loans remain at an elevated level.

Nonperforming loans were $17.5 million at December 31, 2012, a $5.3 million decrease from $22.8 million at year-end 2011.  Since year-end 2011, nonperforming loans in the SBA, commercial, and residential mortgage loan segments decreased, partially offset by an increase in nonperforming loans in the SBA 504 and consumer loans segments.  Included in nonperforming loans at December 31, 2012 are approximately $1.8 million of loans guaranteed by the SBA, compared to $939 thousand at December 31, 2011.  In addition, there were $109 thousand in loans past due 90 days or more and still accruing interest at December 31, 2012, compared to $2.4 million at December 31, 2011.

Other real estate owned (“OREO”) properties totaled $1.8 million at December 31, 2012, a decrease of $1.2 million from $3.0 million at year-end 2011.  During 2012, the Company took title to eighteen properties totaling $3.6 million and recorded valuation adjustments of $916 thousand on nine existing OREO properties.  The Company sold seventeen OREO properties, resulting in a net loss of $85 thousand on the sales.

The Company also monitors potential problem loans.  Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $3.5 million at December 31, 2012, a decrease of $2.2 million from $5.7 million at December 31, 2011.  The decrease is due to the removal of twenty-eight loans totaling $15.9 million during the year, partially offset by the addition of twenty-seven loans totaling $13.8 million.

For additional information on asset quality, see Note 5 to the Consolidated Financial Statements.

Allowance for Loan Losses and Reserve for Unfunded Loan Commitments

Management reviews the level of the allowance for loan losses on a quarterly basis.  The standardized methodology used to assess the adequacy of the allowance includes the allocation of specific and general reserves.  Specific reserves are made to individual impaired loans, which have been defined to include all nonperforming loans and TDRs.  The general reserve is set based upon a representative average historical net charge-off rate adjusted for certain environmental factors such as: delinquency and impairment trends, charge-off and recovery trends, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.

Annual Report Page 17

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

According to the Company’s policy, a loss (“charge-off”) is to be recognized and charged to the allowance for loan losses as soon as a loan is recognized as uncollectable.  All credits which are 90 days past due must be analyzed for the Company's ability to collect on the credit.  Once a loss is known to exist, the charge-off approval process is immediately expedited.

Beginning in 2009, the Company significantly increased its loan loss provision in response to the inherent credit risk within its loan portfolio and changes to some of the environmental factors noted above.  The inherent credit risk was evidenced by an increase in delinquent and nonperforming loans, as the downturn in the economy impacted borrowers’ ability to pay and factors, such as a weakened housing market, eroded the value of underlying collateral.  In addition, net charge-offs are higher than normal, as the Company is proactively addressing these issues.

The allowance for loan losses totaled $14.8 million at December 31, 2012, compared to $16.3 million at December 31, 2011,  with resulting allowance to total loan ratios of 2.51 percent and 2.76 percent, respectively.  Net charge-offs amounted to $5.6 million for 2012, compared to $4.8 million for 2011.  The following table is a summary of the changes to the allowance for loan losses for the past five years, including net charge-offs to average loan ratios for each major loan category:

	For the years ended December 31,
(In thousands, except percentages)	2012	2011	2010	2009	2008
Balance, beginning of year	$16,348	$14,364	$13,842	$10,326	$8,383
Provision charged to expense	4,000	6,800	7,250	8,000	4,500
Charge-offs:
SBA loans held to maturity	1,332	2,348	1,351	1,874	1,246
SBA 504 loans	808	950	1,548	812	1,000
Commercial loans	3,504	1,809	3,627	1,845	408
Residential mortgage loans	824	215	500	216	25
Consumer loans	56	177	245	27	145
Total charge-offs	6,524	5,499	7,271	4,774	2,824
Recoveries:
SBA loans held to maturity	518	216	243	123	177
SBA 504 loans	108	77	-	27	-
Commercial loans	306	330	296	134	39
Residential mortgage loans	-	54	-	-	-
Consumer loans	2	6	4	6	51
Total recoveries	934	683	543	290	267
Total net charge-offs	5,590	4,816	6,728	4,484	2,557
Balance, end of year	$14,758	$16,348	$14,364	$13,842	$10,326
Selected loan quality ratios:
Net charge-offs to average loans:
SBA loans held to maturity	1.19%	2.59%	1.16%	1.70%	1.05%
SBA 504 loans	1.52	1.50	2.32	1.07	1.34
Commercial loans	1.07	0.52	1.17	0.57	0.12
Residential mortgage loans	0.61	0.12	0.38	0.17	0.02
Consumer loans	0.12	0.33	0.41	0.03	0.16
Total loans	0.94	0.79	1.05	0.67	0.40
Allowance to total loans	2.51	2.76	2.33	2.11	1.51
Allowance to nonperforming loans	84.49	71.80	66.31	54.29	64.06

Annual Report Page 18

The following table sets forth, for each of the major lending categories, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31st of the past five years.  The allocated allowance is the total of identified specific and general reserves by loan category.  The allocation is not necessarily indicative of the categories in which future losses may occur.  The total allowance is available to absorb losses from any segment of the portfolio.

	2012		2011		2010		2009		2008
(In thousands, except percentages)	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans
Balance applicable to:
SBA loans held to maturity	$3,378	10.0%	$4,088	12.1%	$4,198	14.0%	$3,247	15.1%	$2,579	15.3%
SBA 504 loans	1,312	7.1	1,423	9.3	1,551	10.4	1,872	10.8	1,065	11.2
Commercial loans	7,091	51.3	8,129	46.5	6,011	44.0	6,013	41.3	4,415	41.7
Residential mortgage loans	1,769	22.5	1,703	22.6	1,679	20.8	1,615	20.3	1,464	19.5
Consumer loans	524	7.9	536	8.2	586	9.1	632	9.2	646	9.1
Unallocated	684	-	469	-	339	-	463	-	157	-
Total loans held for investment	14,758	98.8	16,348	98.7	14,364	98.3	13,842	96.7	10,326	96.8
SBA loans held for sale	-	1.2	-	1.3	-	1.7	-	3.3	-	3.2
Total loans	$14,758	100.0%	$16,348	100.0%	$14,364	100.0%	$13,842	100.0%	$10,326	100.0%

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is maintained in other liabilities.  At December 31, 2012, an  $87 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $79 thousand commitment reserve at December 31, 2011.

For additional information on the allowance for loan losses and reserve for unfunded loan commitments, see Note 6 to the Consolidated Financial Statements.

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

The following table shows period-end deposits and the concentration of each category of deposits for the past three years:

	2012		2011		2010
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
Noninterest-bearing demand deposits	$114,424	17.6%	$101,193	15.7%	$91,272	13.9%
Interest-bearing demand deposits	114,838	17.7	104,749	16.3	105,530	16.1
Savings deposits	294,533	45.4	278,603	43.2	277,394	42.5
Time deposits	124,965	19.3	159,426	24.8	180,592	27.5
Total deposits	$648,760	100.0%	$643,971	100.0%	$654,788	100.0%

Total deposits increased $4.8 million to $648.8 million at December 31, 2012, from $644.0 million at December 31, 2011.  This increase in deposits was due to increases of $15.9 million, $13.2 million and $10.1 million in savings deposits, noninterest-bearing demand deposits and interest-bearing demand deposits, respectively, partially offset by a decrease of $34.5 million in time deposits.  The increase in savings deposits was primarily attributed to a $16.1 million increase in municipal savings deposits.  The increases in noninterest-bearing and interest-bearing demand deposits were the result of continued sales initiatives and efforts by branch personnel to bring in deposit relationships.  The decline in time deposits was due to the planned run off of brokered CDs and a maturing high rate promotion offered at the end of 2008 to bolster liquidity.

The mix of deposits at December 31, 2012 was more favorable when compared to December 31, 2011, as noninterest-bearing demand deposits increased from 15.7 percent of total deposits to 17.6 percent and time deposits decreased from 24.8 percent of total deposits to 19.3 percent.

Annual Report Page 19

The following table shows average deposits and the concentration of each category of deposits for the past three years:

For the years ended December 31,	2012		2011		2010
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Average balance:
Noninterest-bearing demand deposits	$106,412	16.7%	$93,875	14.4%	$87,684	12.6%
Interest-bearing demand deposits	108,825	17.1	103,574	15.9	100,729	14.5
Savings deposits	282,115	44.5	287,769	44.1	289,156	41.7
Time deposits	138,233	21.7	166,836	25.6	216,488	31.2
Total deposits	$635,585	100.0%	$652,054	100.0%	$694,057	100.0%

For additional information on deposits, see Note 9 to the Consolidated Financial Statements.

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

Borrowed funds and subordinated debentures totaled $90.5 million at both December 31, 2012 and December 31, 2011 and are broken down in the following table:

(In thousands)	December 31, 2012	December 31, 2011
FHLB borrowings:
Fixed rate advances	$30,000	$30,000
Repurchase agreements	30,000	30,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	15,465	15,465

At December 31, 2012, the Company had $64.8 million of additional credit available at the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.

For additional information on borrowed funds and subordinated debentures, see Note 10 to the Consolidated Financial Statements.

Market Risk

Based on the Company’s business, the two largest risks facing the Company are market risk and credit risk.  Market risk for the Company is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings.  The Company’s Risk Management Committee (“RMC”) manages this risk.  The principal objectives of RMC are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board-approved guidelines.  The RMC reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

The Company uses various techniques to evaluate risk levels on both a short and long-term basis.  One of the monitoring tools is the “gap” ratio.  A gap ratio, as a percentage of assets, is calculated to determine the maturity and repricing mismatch between interest rate-sensitive assets and interest rate-sensitive liabilities.  A gap is considered positive when the amount of interest rate-sensitive assets repricing exceeds the amount of interest rate-sensitive liabilities repricing in a designated time period.  A positive gap should result in higher net interest income with rising interest rates, as the amount of the assets repricing exceeds the amount of liabilities repricing.  Conversely, a gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets, and lower rates should result in higher net interest income.

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

Annual Report Page 20

The following table sets forth the gap ratio at December 31, 2012.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

		Six	More than	More than	More than	More than
	Under	months	one year	three years	five years	ten years
	six	through	through	through	through	and not
(In thousands, except percentages)	months	one year	three years	five years	ten years	repricing	Total
Assets:
Cash and due from banks	$-	$-	$-	$-	$-	$23,705	$23,705
Federal funds sold and interest-bearing deposits	70,487	-	-	-	-	-	70,487
Federal Home Loan Bank stock	-	-	-	-	-	3,989	3,989
Securities	31,414	10,301	23,194	12,596	20,967	12,581	111,053
Loans	144,014	65,245	138,060	129,278	80,632	29,807	587,036
Other assets	-	-	-	-	-	23,460	23,460
Total assets	$245,915	$75,546	$161,254	$141,874	$101,599	$93,542	$819,730
Liabilities and shareholders' equity:
Noninterest-bearing demand deposits	$-	$-	$-	$-	$-	$114,424	$114,424
Savings and interest-bearing demand deposits	180,287	848	93,969	83,454	50,813	-	409,371
Time deposits	38,322	42,764	21,262	22,426	125	66	124,965
Borrowed funds and subordinated debentures	15,000	-	10,000	50,000	15,000	465	90,465
Other liabilities	-	-	-	-	-	2,995	2,995
Shareholders' equity	-	-	-	-	-	77,510	77,510
Total liabilities and shareholders' equity	$233,609	$43,612	$125,231	$155,880	$65,938	$195,460	$819,730
Gap	12,306	31,934	36,023	(14,006)	35,661	(101,918)	-
Cumulative gap	12,306	44,240	80,263	66,257	101,918	-	-
Cumulative gap to total assets	1.5%	5.4%	9.8%	8.1%	12.4%	-%	-

At December 31, 2012, there was a six-month asset-sensitive gap of $12.3 million and a one-year asset-sensitive gap of $44.2 million, as compared to asset-sensitive gaps of $21.5 million and $72.7 million at December 31, 2011.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.  For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by the RMC to correct the imbalance.  Simulations are typically created over a 12 to 24 month time horizon.  At December 31, 2012, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would increase by approximately $1.0 million, or 3.8 percent.  A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $1.0 million or 3.9 percent.  These variances in net interest income are within the Board-approved guidelines of +/- 5 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Like the simulation model, results falling outside prescribed ranges require action by the RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 4.53 percent in a rising rate environment and a decline of 6.90 percent in a falling rate environment at December 31, 2012.  At December 31, 2011, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 4.18 percent in a rising rate environment and a decline of 14.40 percent in a falling rate environment.  The variance in the EVPE at December 31, 2012 and 2011 is within Board-approved guidelines of +/- 35 percent.

Annual Report Page 21

Financial Derivatives

In order to manage interest rate risk, the Company may enter into financial derivative contracts such as interest rate swap agreements.  At December 31, 2011, the Company was a party to one interest rate swap agreement with a notional amount of $5.0 million.  This interest rate swap agreement expired in March 2012, and the Company did not enter into any additional financial derivative contracts in 2012.  Information pertaining to the interest rate swap agreement in place at December 31, 2011 to hedge variable rate debt is summarized in the following table:

(In thousands, except percentages and years)	December 31, 2011
Notional amount	$5,000
Weighted average pay rate	3.94%
Weighted average receive rate (three-month LIBOR)	0.32%
Weighted average maturity in years	0.25
Unrealized loss relating to interest rate swaps	$(43)

For additional information on financial derivatives, see Note 12 to the Consolidated Financial Statements.

Liquidity

Consolidated Bank Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due.  A bank’s liquidity reflects its ability to meet loan demand, to accommodate possible outflows in deposits and to take advantage of interest rate opportunities in the marketplace.  Our liquidity is monitored by management and the Board of Directors through the RMC, which reviews historical funding requirements, current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments.  Our goal is to maintain sufficient asset-based liquidity to cover potential funding requirements in order to minimize our dependence on volatile and potentially unstable funding markets.

The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of investment and loan principal, sales and maturities of investment securities and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit inflows and outflows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Consolidated Statement of Cash Flows provides detail on the Company’s sources and uses of cash, as well as an indication of the Company’s ability to maintain an adequate level of liquidity.  At December 31, 2012, the balance of cash and cash equivalents was $94.2 million, an increase of $11.6 million from December 31, 2011.  A discussion of the cash provided by and used in operating, investing and financing activities follows.

Operating activities provided $13.3 million and $16.4 million in net cash for the years ended December 31, 2012 and 2011, respectively.  The primary sources of funds were net income from operations and adjustments to net income, such as the provision for loan losses, depreciation and amortization, and proceeds from the sale of mortgage and SBA loans held for sale, partially offset by originations of SBA and mortgage loans held for sale.

Investing activities used $5.6 million in net cash in 2012, compared to net cash provided by investing activities of $33.7 million in 2011.  Cash was primarily used to purchase securities and equipment and fund new loans, partially offset by cash inflows from maturities and paydowns on securities and proceeds from the sale of securities and OREO.

·

Securities.  The available for sale investment portfolio amounted to $89.4 million and $88.7 million at December 31, 2012 and 2011, respectively.  Projected cash flows from securities over the next twelve months are $27.5 million.

·

Loans.  The SBA loans held for sale portfolio amounted to $6.9 million and $7.7 million at December 31, 2012 and 2011, respectively.  Sales of these loans provide an additional source of liquidity for the Company.

·

Outstanding Commitments.  The Company was committed to advance approximately $87.2 million to its borrowers as of December 31, 2012, compared to $79.4 million at December 31, 2011.  At December 31, 2012, $40.1 million of these commitments expire within one year, compared to $37.4 million at December 31, 2011.  The Company had $1.6 million in standby letters of credit at December 31, 2012, compared to $1.8 million at December 31, 2011, which are included in the commitments amount noted above.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Annual Report Page 22

Financing activities provided $3.9 million in net cash for the year ended December 31, 2012, compared to net cash used by financing activities of $11.4 million for the prior year, primarily due to an increase in the Company’s deposit base and proceeds from the exercise of stock options, partially offset by dividends paid on preferred stock.

·

Deposits.  As of December 31, 2012, deposits included $74.2 million of Government deposits, as compared to $54.6 million at year-end 2011.  These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $70.0 million of deposits from seven municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

·

Borrowed Funds.  Total FHLB borrowings amounted to $60.0 million and third party repurchase agreements totaled $15.0 million as of both December 31, 2012 and December 31, 2011.  As a member of the Federal Home Loan Bank of New York (“FHLB”), the Company can borrow additional funds based on the market value of collateral pledged.  At December 31, 2012, pledging provided an additional $64.8 million in borrowing potential from the FHLB.  In addition, the Company can pledge additional collateral in the form of 1 to 4 family residential mortgages or investment securities to increase this line with the FHLB.

Parent Company Liquidity

The Parent Company’s cash needs are funded by dividends collected from the Bank.  Other than its investment in the Bank and Unity Statutory Trusts II and III, the Parent Company does not actively engage in other transactions or business.  Only expenses specifically for the benefit of the Parent Company are paid using its cash, which typically includes the payment of operating expenses and cash dividends on the preferred stock issued to the U.S. Treasury.

At December 31, 2012, the Parent Company had $11.9 million in cash and cash equivalents and $105 thousand in investment securities valued at fair market value compared to $3.5 million in cash and cash equivalents and $88 thousand in investment securities at December 31, 2011.  The increase in cash at the Parent Company was primarily due to dividends collected from the Bank.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities or payment periods of off-balance sheet arrangements and contractual obligations as of December 31, 2012:

	One year	One to	Three to	Over
(In thousands)	or less	three years	five years	five years	Total
Off-balance sheet arrangements:
Standby letters of credit	$1,593	$-	$-	$-	$1,593
Contractual obligations:
Time deposits	81,086	21,262	22,426	191	124,965
Borrowed funds and subordinated debentures	-	10,000	50,000	30,465	90,465
Operating lease obligations	1,024	436	179	-	1,639
Purchase obligations	924	1,848	1,000	-	3,772

Standby letters of credit represent guarantees of payment issued by the Bank on behalf of a client that is used as "payment of last resort" should the client fail to fulfill a contractual commitment with a third party.  Standby letters of credit are typically short-term in duration, maturing in one year or less.

Time deposits have stated maturity dates.  For additional information on time deposits, see Note 9 to the Consolidated Financial Statements.

Borrowed funds and subordinated debentures include fixed term borrowings from the Federal Home Loan Bank, repurchase agreements and subordinated debentures.  The borrowings have defined terms and under certain circumstances are callable at the option of the lender. For additional information on borrowed funds and subordinated debentures, see Note 10 to the Consolidated Financial Statements.

Operating leases represent obligations entered into by the Company for the use of land and premises.  The leases generally have escalation terms based upon certain defined indexes.  For additional information on the Company’s operating leases, see Notes 7 and 11 to the Consolidated Financial Statements.

Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consist primarily of contractual obligations under data processing and ATM service agreements.

Annual Report Page 23

Capital Adequacy

A significant measure of the strength of a financial institution is its capital base. Shareholders’ equity increased $4.0 million to $77.5 million at December 31, 2012 compared to $73.6 million at December 31, 2011, due to net income of $4.2 million, $528 thousand from the issuance of common stock under employee benefit plans, and $212 thousand of appreciation in the net unrealized gains on available for sale securities and cash flow hedge derivatives, partially offset by $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

For additional information on shareholders’ equity, see Note 13 to the Consolidated Financial Statements.

Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and other qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as tier 1 capital.  Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-weighted assets).  A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-weighted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-weighted assets of 8 percent.  In addition, banks are required to meet a leverage capital requirement, which measures tier 1 capital against average assets.  Banks which are highly rated and not experiencing significant growth are required to maintain a leverage ratio of 3 percent while all other banks are expected to maintain a leverage ratio 1 to 2 percentage points higher.  The Company is subject to similar requirements on a consolidated basis.

The following table summarizes the Company’s and the Bank’s risk-based capital and leverage ratios at December 31, 2012 and 2011, as well as the minimum regulatory capital ratios required for the Bank to be deemed “well-capitalized.”  The 2012 ratios for the Company and the Bank reflect a $9.0 million dividend paid by the Bank to the Parent Company.

			Adequately	Well-
			capitalized	capitalized
Company	December 31, 2012	December 31, 2011	requirements	requirements
Leverage ratio	11.14%	10.44%	4.00%	N/A
Tier I risk-based capital ratio	14.85	14.33	4.00	N/A
Total risk-based capital ratio	16.12	15.60	8.00	N/A

			Adequately	Well-
			capitalized	capitalized
Bank	December 31, 2012	December 31, 2011	requirements	requirements
Leverage ratio	8.63%	9.01%	4.00%	5.00%
Tier I risk-based capital ratio	11.51	12.36	4.00	6.00
Total risk-based capital ratio	14.18	15.05	8.00	10.00

For additional information on regulatory capital, see Note 18 to the Consolidated Financial Statements.

Forward-Looking Statements

This report contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance.  These statements involve certain risks, uncertainties, estimates and assumptions by management.

Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to those listed under “Item 1A - Risk Factors” in the Company’s Annual Report on Form 10-K; the overall economy and the interest rate environment; the ability of customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in tax, accounting or regulatory practices and requirements; and technological changes.  Although management has taken certain steps to mitigate the negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on future profitability.

Annual Report Page 24

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2012, contains a summary of the Company’s significant accounting policies.  Management believes the Company’s policies with respect to the methodology for the determination of the other-than-temporary impairment on securities, servicing assets, allowance for loan losses, cash flow hedges and income taxes involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters.  Changes in these judgments, assumptions or estimates could materially impact results of operations.  These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

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

Management assesses its intent to sell or whether it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses.  For debt securities that are considered other-than-temporarily impaired with no intent to sell and no requirement to sell prior to recovery of its amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors.  The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows.  The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.    For debt securities where management has the intent to sell, the amount of the impairment is reflected in earnings as realized losses.

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

Annual Report Page 25

Allowance for Loan Losses and Unfunded Loan Commitments

The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date.  The allowance is increased by provisions charged to expense and is reduced by net charge-offs.

The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area, the volume and composition of the loan portfolio, and historical loan loss experience.  The allowance for loan losses consists of specific reserves for individually impaired credits and TDRs, reserves for nonimpaired loans based on historical loss factors and reserves based on general economic factors and other qualitative risk factors such as changes in delinquency trends, industry concentrations or local/national economic trends.  This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

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

For additional information on the allowance for loan losses and unfunded loan commitments, see Note 6 to the Consolidated Financial Statements.

Derivative Instruments and Hedging Activities

The Company may use derivative instruments, such as interest rate swaps, to manage interest rate risk.  Before entering into a hedging transaction, the Company formally documents the overall risk management objective and strategy, as well as the relationship between the derivative instrument and hedged item.

The accounting for changes in the fair value of a derivative instrument depends on whether the derivative instrument and hedged item have been designated and qualify as part of a hedging relationship.

·	For derivative instruments that are not designated or do not qualify as a hedging relationship, fair value changes are recognized as a gain or loss in noninterest income on the income statement.

·

For derivative instruments that are designated and qualify as hedging instruments, changes in fair value are recorded as other assets or other liabilities on the balance sheet.  Based on the exposure being hedged, the Company must also designate the hedging instrument as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

Once a hedging relationship is established, the Company formally assesses both at inception and on an ongoing basis, if the derivative instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.  Hedge accounting is discontinued when it is determined that the derivative no longer qualifies as an effective hedge; the derivative is sold, expired, terminated or exercised; or the derivative is de-designated as a fair value or cash flow hedge or it is no longer probable that the forecasted transaction will occur by the end of the originally specified time period.  If the Company determines that the derivative no longer qualifies as a cash flow or fair value hedge and therefore hedge accounting is discontinued, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings.  For derivatives that are designated as cash flow hedges, the effective portion of the gain or loss on derivatives is reported as a component of other comprehensive income or loss and subsequently reclassified in interest income in the same period during which the hedged transaction affects earnings.  As a result, the change in fair value of any ineffective portion of the hedging derivative is recognized immediately in earnings.

The Company had no derivative instruments at December 31, 2012, and one qualifying interest rate swap agreement in place at December 31, 2011 classified as a cash flow hedge.

For additional information on derivative instruments, see Note 12 to the Consolidated Financial Statements.

Annual Report Page 26

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

Annual Report Page 27

Management’s Report on Internal Control

Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934.  Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Pursuant to the rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012 has not been attested to by McGladrey LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2012, as stated in their report which is included herein.

/s/ James A. Hughes

James A. Hughes

President and Chief Executive Officer

/s/ Alan J. Bedner

Alan J. Bedner

Executive Vice President and Chief Financial Officer

Annual Report Page 28

Report of Independent Registered Public

Accounting Firm

To the Board of Directors and Shareholders

Unity Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2012 and 2011, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years then ended.  These Consolidated Financial Statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

McGladrey LLP

Blue Bell, Pennsylvania

March 21, 2013

Annual Report Page 29

Consolidated Balance Sheets

(In thousands)	December 31, 2012	December 31, 2011
ASSETS
Cash and due from banks	$23,705	$17,688
Federal funds sold and interest-bearing deposits	70,487	64,886
Cash and cash equivalents	94,192	82,574
Securities:
Securities available for sale	89,538	88,765
Securities held to maturity (fair value of $22,741 and $19,879 in 2012 and 2011, respectively)	21,515	18,771
Total securities	111,053	107,536
Loans:
SBA loans held for sale	6,937	7,668
SBA loans held to maturity	58,593	64,175
SBA 504 loans	41,438	55,108
Commercial loans	301,564	283,104
Residential mortgage loans	132,094	134,090
Consumer loans	46,410	48,447
Total loans	587,036	592,592
Allowance for loan losses	(14,758)	(16,348)
Net loans	572,278	576,244
Premises and equipment, net	12,062	11,350
Bank owned life insurance ("BOLI")	9,402	9,107
Deferred tax assets	5,954	6,878
Federal Home Loan Bank stock	3,989	4,088
Accrued interest receivable	3,298	3,703
Other real estate owned ("OREO")	1,826	3,032
Prepaid FDIC insurance	1,929	2,545
Goodwill and other intangibles	1,516	1,530
Other assets	2,231	2,259
Total assets	$819,730	$810,846
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$114,424	$101,193
Interest-bearing demand deposits	114,838	104,749
Savings deposits	294,533	278,603
Time deposits, under $100,000	76,994	102,809
Time deposits, $100,000 and over	47,971	56,617
Total deposits	648,760	643,971
Borrowed funds	75,000	75,000
Subordinated debentures	15,465	15,465
Accrued interest payable	434	523
Accrued expenses and other liabilities	2,561	2,329
Total liabilities	742,220	737,288
Commitments and contingencies (Note 11)	-	-
Shareholders' equity:
Cumulative perpetual preferred stock, Series B, $1 liquidation preference per share, 500 shares authorized, 21 shares issued and outstanding in 2012 and 2011	20,115	19,545
Common stock, no par value, 12,500 shares authorized, 7,534 shares issued and outstanding in 2012; 7,459 shares issued and outstanding in 2011	54,274	53,746
Retained earnings (deficit)	1,788	(854)
Accumulated other comprehensive income	1,333	1,121
Total shareholders' equity	77,510	73,558
Total liabilities and shareholders' equity	$819,730	$810,846

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 30

Consolidated Statements of Income

	For the years ended December 31,
(In thousands, except per share amounts)	2012	2011
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$72	$61
Federal Home Loan Bank stock	189	183
Securities:
Taxable	2,823	3,537
Tax-exempt	473	454
Total securities	3,296	3,991
Loans:
SBA loans	3,430	4,665
SBA 504 loans	2,645	3,482
Commercial loans	16,982	17,492
Residential mortgage loans	6,445	7,107
Consumer loans	2,144	2,542
Total loans	31,646	35,288
Total interest income	35,203	39,523
INTEREST EXPENSE
Interest-bearing demand deposits	486	571
Savings deposits	1,185	2,202
Time deposits	2,796	4,067
Borrowed funds and subordinated debentures	3,307	3,711
Total interest expense	7,774	10,551
Net interest income	27,429	28,972
Provision for loan losses	4,000	6,800
Net interest income after provision for loan losses	23,429	22,172
NONINTEREST INCOME
Branch fee income	1,528	1,445
Service and loan fee income	1,252	1,034
Gain on sale of SBA loans held for sale, net	688	962
Gain on sale of mortgage loans, net	2,274	951
BOLI income	296	295
Net security gains	573	303
Other income	727	671
Total noninterest income	7,338	5,661
NONINTEREST EXPENSE
Compensation and benefits	12,560	11,781
Occupancy	2,722	2,781
Processing and communications	2,180	2,104
Furniture and equipment	1,480	1,527
Professional services	789	817
Loan collection costs	682	979
OREO expenses	483	1,229
Deposit insurance	664	775
Advertising	839	727
Other expenses	1,898	1,798
Total noninterest expense	24,297	24,518
Income before provision for income taxes	6,470	3,315
Provision for income taxes	2,226	769
Net income	4,244	2,546
Preferred stock dividends and discount accretion	1,602	1,558
Income available to common shareholders	$2,642	$988

Net income per common share - Basic	$0.35	$0.13
Net income per common share - Diluted	$0.34	$0.13

Weighted average common shares outstanding - Basic	7,477	7,333
Weighted average common shares outstanding - Diluted	7,794	7,735

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 31

Consolidated Statements of Comprehensive Income

	For the years ended December 31,
(In thousands)	2012	2011
Net income	$4,244	$2,546
Other comprehensive income, net of tax:
Unrealized gains on securities:
Unrealized holding gains arising during period	562	1,004
Less: Reclassification adjustment for gains included in net income	376	280
Total unrealized gains on securities	186	724
Unrealized gains on cash flow hedge derivatives:
Unrealized holding gains arising during period	26	274
Total other comprehensive income	212	998
Total comprehensive income	$4,456	$3,544

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 32

Consolidated Statements of Changes in Shareholders’ Equity

						Accumulated
				Retained		other	Total
	Preferred	Common stock		earnings	Treasury	comprehensive	shareholders'
(In thousands)	stock	Shares	Amount	(deficit)	stock	income	equity
Balance, December 31, 2010	$19,019	7,211	$55,884	$(772)	$(4,169)	$123	$70,085
Net income				2,546			2,546
Other comprehensive income, net of tax						998	998
Accretion of discount on preferred stock	526			(526)			-
Dividends on preferred stock (5% annually)				(1,034)			(1,034)
Retire Treasury stock (425 shares)			(3,101)	(1,068)	4,169		-
Common stock issued and related tax effects (1)		248	963				963
Balance, December 31, 2011	$19,545	7,459	$53,746	$(854)	$-	$1,121	$73,558
Net income				4,244			4,244
Other comprehensive income, net of tax						212	212
Accretion of discount on preferred stock	570			(570)			-
Dividends on preferred stock (5% annually)				(1,032)			(1,032)
Common stock issued and related tax effects (1)		75	528				528
Balance, December 31, 2012	$20,115	7,534	$54,274	$1,788	$-	$1,333	$77,510

(1) Includes the issuance of common stock under employee benefit plans, which includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Annual Report Page 33

Consolidated Statements of Cash Flows

	For the years ended December 31,
(In thousands)	2012	2011
OPERATING ACTIVITIES:
Net income	$4,244	$2,546
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	4,000	6,800
Net amortization of purchase premiums and discounts on securities	827	576
Depreciation and amortization	1,358	1,040
Deferred income tax expense	783	4
Net security gains	(573)	(303)
Stock compensation expense	310	221
Loss on sale of OREO	85	227
Valuation writedowns on OREO	916	1,446
Gain on sale of mortgage loans held for sale, net	(2,274)	(951)
Gain on sale of SBA loans held for sale, net	(688)	(962)
Origination of mortgage loans held for sale	(105,543)	(55,781)
Origination of SBA loans held for sale	(6,427)	(10,682)
Proceeds from sale of mortgage loans held for sale, net	107,817	56,732
Proceeds from sale of SBA loans held for sale, net	7,452	14,243
Loss on sale or disposal of premises and equipment	23	227
Net change in other assets and liabilities	973	971
Net cash provided by operating activities	13,283	16,354
INVESTING ACTIVITIES
Purchases of securities held to maturity	(7,629)	(6,918)
Purchases of securities available for sale	(39,335)	(39,135)
Maturities and principal payments on securities held to maturity	4,733	7,011
Maturities and principal payments on securities available for sale	30,667	35,393
Proceeds from sales of securities held to maturity	-	2,168
Proceeds from sales of securities available for sale	8,103	23,123
Proceeds from redemption of Federal Home Loan Bank stock	99	118
Proceeds from sale of OREO	3,765	4,052
Net decrease (increase) in loans	(4,205)	9,594
Proceeds from sale or disposal of premises and equipment	11	2
Purchases of premises and equipment	(1,817)	(1,715)
Net cash provided by (used in) investing activities	(5,608)	33,693
FINANCING ACTIVITIES
Net increase (decrease) in deposits	4,789	(10,817)
Proceeds from exercise of stock options	186	450
Dividends on preferred stock	(1,032)	(1,032)
Net cash provided by (used in) financing activities	3,943	(11,399)
Increase in cash and cash equivalents	11,618	38,648
Cash and cash equivalents, beginning of year	82,574	43,926
Cash and cash equivalents, end of year	$94,192	$82,574
SUPPLEMENTAL DISCLOSURES
Cash:
Interest paid	$7,863	$10,584
Income taxes paid	969	606
Noncash investing activities:
Transfer of SBA loans held for sale to held to maturity	394	130
Transfer of loans to OREO	3,560	6,411

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

.

Annual Report Page 34

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

Unity Bank has seven wholly-owned subsidiaries: Unity Investment Services, Inc., AJB Residential Realty Enterprises, Inc., AJB Commercial Realty, Inc., MKCD Commercial, Inc., JAH Commercial, Inc., UB Commercial LLC, and ASBC Holdings LLC.  Unity Investment Services, Inc. is used to hold and administer part of the Bank’s investment portfolio.  The other subsidiaries hold, administer and maintain the Bank’s other real estate owned (“OREO”) properties.

The Company has two unconsolidated, wholly-owned statutory trust subsidiaries.  For additional information, see Note 10 to the Consolidated Financial Statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax and servicing assets, the carrying value of loans held for sale and other real estate owned, the valuation of securities and the determination of other-than-temporary impairment for securities and fair value disclosures.  Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year to conform to the current year presentation, with no impact on prior year earnings or shareholders’ equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits.

Securities

The Company classifies its securities into two categories, available for sale and held to maturity.

Securities that are classified as available for sale are stated at fair value.  Unrealized gains and losses on securities available for sale are generally excluded from results of operations and are reported as other comprehensive income, a separate component of shareholders’ equity, net of taxes.  Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes.  The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the Consolidated Statements of Income on the date of sale.

Securities are classified as held to maturity based on management’s intent and ability to hold them to maturity.  Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts using the level yield method.

Annual Report Page 35

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

Other-Than-Temporary Impairment

The Company has a process in place to identify debt securities that could potentially incur credit impairment that is other-than-temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary.  Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity.

For debt securities that are considered other-than-temporarily impaired where management has no intent to sell and the Company has no requirement to sell prior to recovery of its amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors.  The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows.  The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.  For debt securities where management has the intent to sell, the amount of the impairment is reflected in earnings as realized losses.

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

Loans

Loans Held for Sale

Loans held for sale represent the guaranteed portion of SBA loans and are reflected at the lower of aggregate cost or market value.  The Company originates loans to customers under an SBA program that historically has provided for SBA guarantees of up to 90 percent of each loan.  The Company generally sells the guaranteed portion of its SBA loans to a third party and retains the servicing, holding the nonguaranteed portion in its portfolio.  The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale.  When sales of SBA loans do occur, the premium received on the sale and the present value of future cash flows of the servicing assets are recognized in income.  All criteria for sale accounting must be met in order for the loan sales to occur; see details under the “Transfers of Financial Assets” heading above.

Annual Report Page 36

Servicing assets represent the estimated fair value of retained servicing rights, net of servicing costs, at the time loans are sold.  Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues.  Impairment is evaluated based on stratifying the underlying financial assets by date of origination and term.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.  Any impairment, if temporary, would be reported as a valuation allowance.

Serviced loans sold to others are not included in the accompanying Consolidated Balance Sheets.  Income and fees collected for loan servicing are credited to noninterest income when earned, net of amortization on the related servicing assets.

For additional information on servicing assets, see Note 5 to the Consolidated Financial Statements.

Loans Held to Maturity

Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and deferred loan origination fees and costs.  In accordance with the level yield method, loan origination fees, net of direct loan origination costs, are deferred and recognized over the estimated life of the related loans as an adjustment to the loan yield.  Interest is credited to operations primarily based upon the principal balance outstanding.

Loans are reported as past due when either interest or principal is unpaid in the following circumstances: fixed payment loans when the borrower is in arrears for two or more monthly payments; open end credit for two or more billing cycles; and single payment notes if interest or principal remains unpaid for 30 days or more.

Nonperforming loans consist of loans that are not accruing interest as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt (nonaccrual loans).  When a loan is classified as nonaccrual, interest accruals are discontinued and all past due interest previously recognized as income is reversed and charged against current period earnings.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans may be returned to an accrual status when the ability to collect is reasonably assured and when the loan is brought current as to principal and interest.

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

Troubled debt restructurings ("TDRs") occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider.  These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both. Interest income on accruing TDRs is credited to operations primarily based upon the principal amount outstanding, as stated in the paragraphs above.

The Company evaluates its loans for impairment.  A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  The Company has defined impaired loans to be all TDRs and nonperforming loans.  Impairment is evaluated in total for smaller-balance loans of a similar nature (consumer and residential mortgage loans), and on an individual basis for all other loans.  Impairment of a loan is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, based on a loan’s observable market price or the fair value of collateral, net of estimated costs to sell, if the loan is collateral-dependent.  If the value of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge to the provision for loan losses.

For additional information on loans, see Note 5 to the Consolidated Financial Statements.

Annual Report Page 37

Allowance for Loan Losses and Reserve for Unfunded Loan Commitments

The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date.  The allowance is increased by provisions charged to expense and is reduced by net charge-offs.

The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area, the volume and composition of the loan portfolio, and historical loan loss experience.  The allowance for loan losses consists of specific reserves for individually impaired credits and TDRs, reserves for nonimpaired loans based on historical loss factors adjusted for general economic factors and other qualitative risk factors such as changes in delinquency trends, industry concentrations or local/national economic trends.  This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

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

The Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expenses and applied to the reserve which is classified as other liabilities.

For additional information on the allowance for loan losses and reserve for unfunded loan commitments, see Note 6 to the Consolidated Financial Statements.

Premises and Equipment

Land is carried at cost.  All other fixed assets are carried at cost less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of buildings is not to exceed 30 years; furniture and fixtures is generally 10 years or less, and equipment is 3 to 5 years.  Leasehold improvements are depreciated over the life of the underlying lease.

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

Other Real Estate Owned

Other real estate owned (“OREO”) is recorded at the fair value, less estimated costs to sell at the date of acquisition, with a charge to the allowance for loan losses for any excess of the loan carrying value over such amount.  Subsequently, other real estate owned is carried at the lower of cost or fair value, as determined by current appraisals.  Certain costs that increase the value or extend the useful life in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

Annual Report Page 38

Appraisals

The Company requires current real estate appraisals on all loans that become OREO or in-substance foreclosure, loans that are classified substandard, doubtful or loss, or loans that are over $100,000 and nonperforming.  Prior to each balance sheet date, the Company values impaired collateral-dependent loans and OREO based upon a third party appraisal, broker's price opinion, drive by appraisal, automated valuation model, updated market evaluation, or a combination of these methods.  The amount is discounted for the decline in market real estate values (for original appraisals), for any known damage or repair costs, and for selling and closing costs.  The amount of the discount is dependent upon the method used to determine the original value.  The original appraisal is generally used when a loan is first determined to be impaired.  When applying the discount, the Company takes into consideration when the appraisal was performed, the collateral’s location, the type of collateral, any known damage to the property and the type of business.  Subsequent to entering impaired status and the Company determining that there is a collateral shortfall, the Company will generally, depending on the type of collateral, order a third party appraisal, broker's price opinion, automated valuation model or updated market evaluation.  Subsequent to receiving the third party results, the Company will discount the value 6 to 10 percent for selling and closing costs.

Treasury Stock

Treasury stock is accounted for under the cost method and accordingly is presented as a reduction in shareholders’ equity.  The Company retired approximately 425 thousand shares of Treasury stock in 2011.

Derivative Instruments and Hedging Activities

The Company may use derivative instruments, such as interest rate swaps, to manage interest rate risk.  Before entering into a hedging transaction, the Company formally documents the overall risk management objective and strategy, as well as the relationship between the derivative instrument and hedged item.

The accounting for changes in the fair value of a derivative instrument depends on whether the derivative instrument and hedged item have been designated and qualify as part of a hedging relationship.

·	For derivative instruments that are not designated or do not qualify as a hedging relationship, fair value changes are recognized as a gain or loss in noninterest income on the income statement.

·

For derivative instruments that are designated and qualify as hedging instruments, changes in fair value are recorded as other assets or other liabilities on the balance sheet.  Based on the exposure being hedged, the Company must also designate the hedging instrument as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

Once a hedging relationship is established, the Company formally assesses both at inception and on an ongoing basis, if the derivative instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.  Hedge accounting is discontinued when it is determined that the derivative no longer qualifies as an effective hedge; the derivative is sold, expired, terminated or exercised; the derivative is de-designated as a fair value or cash flow hedge or it is no longer probable that the forecasted transaction will occur by the end of the originally specified time period.  If the Company determines that the derivative no longer qualifies as a cash flow or fair value hedge and therefore hedge accounting is discontinued, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings.  For derivatives that are designated as cash flow hedges, the effective portion of the gain or loss on derivatives is reported as a component of other comprehensive income or loss and subsequently reclassified in interest income in the same period during which the hedged transaction affects earnings.  As a result, the change in fair value of any ineffective portion of the hedging derivative is recognized immediately in earnings.

The Company had no derivative instruments at December 31, 2012, and one qualifying interest rate swap agreement in place at December 31, 2011 classified as a cash flow hedge.

For additional information on derivative instruments, see Note 12 to the Consolidated Financial Statements.

Annual Report Page 39

Income Taxes

The Company follows Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized.  Increases or decreases in the valuation reserve are charged or credited to the income tax provision.

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

For additional information on net income per share, see Note 17 to the Consolidated Financial Statements.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation,” which requires recognition of compensation expense related to stock-based compensation awards over the period during which an employee is required to provide service for the award.  Compensation expense is equal to the fair value of the award, net of estimated forfeitures, and is recognized over the vesting period of such awards.

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

Annual Report Page 40

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

Recent Accounting Pronouncements

ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.  In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.  This ASU will require companies to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.  The scope will include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.  The amendments are effective for interim and annual periods beginning on or after January 1, 2013.  The amendment is not expected to impact the Company's financial condition, results of operations or cash flows.

ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment.  In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment.  This ASU allows companies to use a qualitative approach to test goodwill for impairment.  An entity is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350.  The more likely than not threshold is defined as having a likelihood of more than 50 percent.  The amendments are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The amendment is not expected to impact the Company's financial condition, results of operations or cash flows.

2.  Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other,” which includes requirements to test goodwill and indefinite-lived intangible assets on an annual basis for impairment, rather than amortize them.  Management conducted an annual test and determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2012.

3.  Restrictions on Cash

Federal law requires depository institutions to hold reserves in the form of vault cash or, if vault cash is insufficient, in the form of a deposit maintained with a Federal Reserve Bank (“FRB”).  The dollar amount of a depository institution's reserve requirement is determined by applying the reserve ratios specified in the FRB’s Regulation D to an institution's reservable liabilities.  As of December 31, 2012 and 2011, the Company had sufficient vault cash to meet its reserve requirements of $609 thousand and $553 thousand, respectively.

In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a predetermined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $179 thousand as of December 31, 2012 and 2011. This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

Annual Report Page 41

4.  Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2012 and December 31, 2011:

	December 31, 2012				December 31, 2011
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:
U.S. Government sponsored entities	$2,482	$86	$-	$2,568	$5,274	$102	$-	$5,376
State and political subdivisions	14,690	613	-	15,303	17,031	856	(9)	17,878
Residential mortgage-backed securities	43,984	1,684	(123)	45,545	56,546	1,655	(277)	57,924
Commercial mortgage-backed securities	4,423	42	(2)	4,463	208	2	-	210
Corporate and other securities	21,741	490	(572)	21,659	7,799	5	(427)	7,377
Total securities available for sale	$87,320	$2,915	$(697)	$89,538	$86,858	$2,620	$(713)	$88,765
Held to maturity:
U.S. Government sponsored entities	$5,050	$38	$-	$5,088	$-	$-	$-	$-
State and political subdivisions	2,746	288	-	3,034	2,992	192	-	3,184
Residential mortgage-backed securities	11,048	374	(13)	11,409	13,083	329	(31)	13,381
Commercial mortgage-backed securities	2,671	539	-	3,210	2,696	618	-	3,314
Total securities held to maturity	$21,515	$1,239	$(13)	$22,741	$18,771	$1,139	$(31)	$19,879

This table provides the remaining contractual maturities and yields of securities within the investment portfolios.  The carrying value of securities at December 31, 2012 is distributed by contractual maturity.  Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity.  Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.

	Within one year		After one through five years		After five through ten years		After ten years		Total carrying value
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
U.S. Government sponsored entities	$-	-%	$651	1.61%	$8	0.97%	$1,909	2.75%	$2,568	2.46%
State and political subdivisions	-	-	431	2.67	10,530	3.01	4,342	3.57	15,303	3.16
Residential mortgage-backed securities	52	3.39	207	4.34	754	4.42	44,532	2.85	45,545	2.89
Commercial mortgage-backed securities	-	-	-	-	-	-	4,463	2.68	4,463	2.68
Corporate and other securities	-	-	2,346	2.33	5,788	3.60	13,525	2.05	21,659	1.72
Total securities available for sale	$52	3.39%	$3,635	2.36%	$17,080	3.27%	$68,771	2.72%	$89,538	2.63%
Held to maturity at cost:
U.S. Government sponsored entities	$-	-%	$-	-%	$-	-%	$5,050	1.96%	$5,050	1.96%
State and political subdivisions	624	0.75	-	-	-	-	2,122	4.70	2,746	3.80
Residential mortgage-backed securities	40	3.70	762	4.75	965	4.98	9,281	2.38	11,048	2.77
Commercial mortgage-backed securities	-	-	-	-	-	-	2,671	5.40	2,671	5.40
Total securities held to maturity	$664	0.93%	$762	4.75%	$965	4.98%	$19,124	2.95%	$21,515	3.04%

Annual Report Page 42

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
Residential mortgage-backed securities	5	$3,272	$(43)	$1,951	$(80)	$5,223	$(123)
Commercial mortgage-backed securities	4	2,351	(2)	-	-	2,351	(2)
Corporate and other securities	6	2,486	(26)	2,994	(546)	5,480	(572)
Total temporarily impaired securities	15	$8,109	$(71)	$4,945	$(626)	$13,054	$(697)
Held to maturity:
Residential mortgage-backed securities	3	$838	$(2)	$279	$(11)	$1,117	$(13)
Total temporarily impaired securities	3	$838	$(2)	$279	$(11)	$1,117	$(13)

	December 31, 2011
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
State and political subdivisions	2	$424	$(9)	$-	$-	$424	$(9)
Residential mortgage-backed securities	6	4,512	(80)	871	(197)	5,383	(277)
Corporate and other securities	8	5,038	(173)	1,334	(254)	6,372	(427)
Total temporarily impaired securities	16	$9,974	$(262)	$2,205	$(451)	$12,179	$(713)
Held to maturity:
Residential mortgage-backed securities	3	$2,545	$(4)	$542	$(27)	$3,087	$(31)
Total temporarily impaired securities	3	$2,545	$(4)	$542	$(27)	$3,087	$(31)

Unrealized Losses

The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:

State and political subdivision securities: The unrealized losses on investments in this type of security were caused by the increase in interest rate spreads.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investments.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company did not consider these investments to be other-than temporarily impaired as of December 31, 2011.  There were no losses on securities in this category at December 31, 2012.

Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by increases in interest rate spreads or faster prepayment speeds.  The majority of contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation.  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2012 or December 31, 2011.

Annual Report Page 43

Corporate and other securities: Included in this category are corporate debt securities, Community Reinvestment Act (“CRA”) investments, asset-backed securities, and trust preferred securities.  The unrealized losses on corporate debt securities were due to widening credit spreads and the unrealized losses on CRA investments were caused by decreases in the market prices of the shares.  The Company evaluated the prospects of the issuers and forecasted a recovery period; and as a result determined it did not consider these investments to be other-than-temporarily impaired as of December 31, 2012 or December 31, 2011.  The unrealized losses on asset-backed securities were caused by increases in interest rate spreads.  The majority of contractual cash flows of these securities are guaranteed by Sallie Mae as part of the Federal Family Education Loan ("FFEL") Program.    It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2012 or December 31, 2011.  The unrealized losses on trust preferred securities were caused by an inactive trading market and changes in market credit spreads.  At December 31, 2012 and December 31, 2011, this category consisted of one single-issuer trust preferred security.  The contractual terms do not allow the security to be settled at a price less than the par value.  Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company did not consider this security to be other-than-temporarily impaired as of December 31, 2012 or December 31, 2011.

Realized Gains and Losses

Gross realized gains and losses on securities for the past two years are detailed in the table below:

	For the years ended December 31,
(In thousands)	2012	2011
Available for sale:
Realized gains	$570	$484
Realized losses	(4)	(63)
Total securities available for sale	566	421
Held to maturity:
Realized gains	7	-
Realized losses	-	(118)
Total securities held to maturity	7	(118)
Net gains on sales of securities	$573	$303

The net realized gains are included in noninterest income in the Consolidated Statements of Income as net security gains.  For 2012 and 2011, gross realized gains on sales of securities amounted to $577 thousand and $484 thousand, respectively, and gross realized losses were $4 thousand and $181 thousand, respectively.

·

The net gains during 2012 are attributed to the sale of ten municipal securities with a total book value of $4.2 million and resulting net gains of $419 thousand, the sale of two mortgage-backed securities with a total book value of $2.0 million and resulting gains of $88 thousand, the sale of one corporate bond with a book value of $1.5 million for a gain of $56 thousand, and the call of one held to maturity municipal security resulting in a gain of $7 thousand.

·

The gross gains during 2011 were primarily attributed to the Company selling approximately $21.2 million in book value of available for sale mortgage-backed securities.  These gains were partially offset by losses on the sale of six available for sale mortgage-backed securities with a total book value of approximately $1.4 million and four held to maturity mortgage-backed securities with a total book value of approximately $2.2 million.  Although designated as held to maturity, these securities were sold due to deterioration in the issuer’s credit worthiness, as evidenced by downgrades in their credit ratings.

Pledged Securities

Securities with a carrying value of $78.4 million and $81.1 million at December 31, 2012 and December 31, 2011, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.  Included in these figures was $25.1 million and $27.7 million pledged against Government deposits at December 31, 2012 and December 31, 2011, respectively.

Annual Report Page 44

5.  Loans

The following table sets forth the classification of loans by class, including unearned fees, deferred costs and excluding the allowance for loan losses for the past two years:

(In thousands)	December 31, 2012	December 31, 2011
SBA loans held to maturity	$58,593	$64,175
SBA 504 loans	41,438	55,108
Commercial loans
Commercial other	24,043	26,542
Commercial real estate	264,439	246,824
Commercial real estate construction	13,082	9,738
Residential mortgage loans
Residential mortgages	125,232	123,843
Residential construction	-	2,205
Purchased residential mortgages	6,862	8,042
Consumer loans
Home equity	45,152	46,935
Consumer other	1,258	1,512
Total loans held for investment	$580,099	$584,924
SBA loans held for sale	6,937	7,668
Total loans	$587,036	$592,592

Loans are made to individuals as well as commercial entities.  Specific loan terms vary as to interest rate, repayment, and collateral requirements based on the type of loan requested and the credit worthiness of the prospective borrower.  Credit risk, excluding SBA loans, tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by the Bank.  As a preferred SBA lender, a portion of the SBA portfolio is to borrowers outside the Company’s lending area.  However, during late 2008, the Company withdrew from SBA lending outside of its primary trade area, but continues to offer SBA loan products as an additional credit product within its primary trade area.  Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and/or property type.  A description of the Company's different loan segments follows:

SBA Loans:  SBA 7(a) loans, on which the SBA has historically provided guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company than its other loan products.  The guaranteed portion of the Company’s SBA loans is generally sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.  SBA loans are for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  Loans are guaranteed by the businesses' major owners. SBA loans are made based primarily on the historical and projected cash flow of the business and secondarily on the underlying collateral provided.

SBA 504 Loans:  The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  SBA 504 loans are made based primarily on the historical and projected cash flow of the business and secondarily on the underlying collateral provided.  Generally, the Company has a 50 percent loan to value ratio on SBA 504 program loans at origination.

Commercial Loans:  Commercial credit is extended primarily to middle market and small business customers.  Commercial loans are generally made in the Company’s market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  Loans will generally be guaranteed in full or for a meaningful amount by the businesses' major owners.  Commercial loans are made based primarily on the historical and projected cash flow of the business and secondarily on the underlying collateral provided.

Residential Mortgage and Consumer Loans:  The Company originates mortgage and consumer loans including principally residential real estate and home equity lines and loans.  Each loan type is evaluated on debt to income, type of collateral and loan to collateral value, credit history and Company relationship with the borrower.

Annual Report Page 45

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

The Company's extension of credit is governed by the Credit Risk Policy which was established to control the quality of the Company's loans.  These policies and procedures are reviewed and approved by the Board of Directors on a regular basis.

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

Special Mention:  Criticized loans are assigned a risk rating of 7 and termed “Special Mention”, as the borrowers exhibit potential credit weaknesses or downward trends deserving management’s close attention.  If not checked or corrected, these trends will weaken the Bank’s collateral and position.  While potentially weak, these borrowers are currently marginally acceptable and no loss of interest or principal is anticipated.  As a result, special mention assets do not expose an institution to sufficient risk to warrant adverse classification.  Included in “Special Mention” could be turnaround situations, such as borrowers with deteriorating trends beyond one year, borrowers in start up or deteriorating industries, or borrowers with a poor market share in an average industry.  "Special Mention" loans may include an element of asset quality, financial flexibility, or below average management.  Management and ownership may have limited depth or experience.  Regulatory agencies have agreed on a consistent definition of “Special Mention” as an asset with potential weaknesses which, if left uncorrected, may result in deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.  This definition is intended to ensure that the “Special Mention” category is not used to identify assets that have as their sole weakness credit data exceptions or collateral documentation exceptions that are not material to the repayment of the asset.

Substandard:  Classified loans are assigned a risk rating of an 8 or 9, depending upon the prospect for collection, and deemed “Substandard”.  A risk rating of 8 is used for borrowers with well-defined weaknesses that jeopardize the orderly liquidation of debt.  The loan is inadequately protected by the current paying capacity of the obligor or by the collateral pledged, if any.  Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned.  There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected.  Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified “Substandard”.

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

Annual Report Page 46

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2012:

	December 31, 2012
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held to maturity	$45,680	$4,376	$8,537	$58,593
SBA 504 loans	28,726	5,860	6,852	41,438
Commercial loans
Commercial other	20,187	1,669	2,187	24,043
Commercial real estate	229,516	30,733	4,190	264,439
Commercial real estate construction	12,880	202	-	13,082
Total commercial loans	262,583	32,604	6,377	301,564
Total SBA, SBA 504 and commercial loans	$336,989	$42,840	$21,766	$401,595

	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages		$122,711	$2,521	$125,232
Purchased residential mortgages		3,872	2,990	6,862
Total residential mortgage loans		126,583	5,511	132,094
Consumer loans
Home equity		44,844	308	45,152
Consumer other		1,249	9	1,258
Total consumer loans		46,093	317	46,410
Total residential mortgage and consumer loans		$172,676	$5,828	$178,504

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2011:

	December 31, 2011
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held to maturity	$41,901	$8,900	$13,374	$64,175
SBA 504 loans	39,566	5,543	9,999	55,108
Commercial loans
Commercial other	20,921	1,160	4,461	26,542
Commercial real estate	187,680	49,231	9,913	246,824
Commercial real estate construction	8,255	883	600	9,738
Total commercial loans	216,856	51,274	14,974	283,104
Total SBA, SBA 504 and commercial loans	$298,323	$65,717	$38,347	$402,387

	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages		$122,012	$1,831	$123,843
Residential construction		36	2,169	2,205
Purchased residential mortgages		6,005	2,037	8,042
Total residential mortgage loans		128,053	6,037	134,090
Consumer loans
Home equity		46,676	259	46,935
Consumer other		1,503	9	1,512
Total consumer loans		48,179	268	48,447
Total residential mortgage and consumer loans		$176,232	$6,305	$182,537

Annual Report Page 47

Nonperforming and Past Due Loans

Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans and generally represent loans that are well collateralized and in a continuing process expected to result in repayment or restoration to current status.  The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors.  The current state of the economy and the downturn in the real estate market has resulted in increased loan delinquencies and defaults.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrowers’ financial statements and tax returns.  The following tables set forth an aging analysis of past due and nonaccrual loans as of December 31, 2012 and December 31, 2011:

	December 31, 2012
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held to maturity	$1,912	$296	$-	$4,633	$6,841	$51,752	$58,593
SBA 504 loans	5,037	-	-	2,562	7,599	33,839	41,438
Commercial loans
Commercial other	-	-	109	1,122	1,231	22,812	24,043
Commercial real estate	3,763	-	-	3,323	7,086	257,353	264,439
Commercial real estate construction	-	202	-	-	202	12,880	13,082
Residential mortgage loans
Residential mortgages	2,651	1,878	-	2,521	7,050	118,182	125,232
Residential construction	-	-	-	-	-	-	-
Purchased residential mortgages	134	78	-	2,990	3,202	3,660	6,862
Consumer loans
Home equity	833	-	-	308	1,141	44,011	45,152
Consumer other	-	-	-	9	9	1,249	1,258
Total loans held for investment	$14,330	$2,454	$109	$17,468	$34,361	$545,738	$580,099
SBA loans held for sale	-	-	-	-	-	6,937	6,937
Total loans	$14,330	$2,454	$109	$17,468	$34,361	$552,675	$587,036
(1)

At December 31, 2012, nonaccrual loans included $1.1 million of TDRs and $1.8 million of loans guaranteed by the SBA.  The remaining $13.6 million of TDRs are in accrual status because they are performing in accordance with their restructured terms.

	December 31, 2011
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held to maturity	$881	$225	$246	$5,859	$7,211	$56,964	$64,175
SBA 504 loans	2,006	-	-	2,086	4,092	51,016	55,108
Commercial loans
Commercial other	1,158	-	192	815	2,165	24,377	26,542
Commercial real estate	2,493	3,119	949	7,104	13,665	233,159	246,824
Commercial real estate construction	-	-	-	600	600	9,138	9,738
Residential mortgage loans
Residential mortgages	3,519	1,310	-	1,831	6,660	117,183	123,843
Residential construction	-	-	36	2,169	2,205	-	2,205
Purchased residential mortgages	149	-	-	2,037	2,186	5,856	8,042
Consumer loans
Home equity	338	199	988	259	1,784	45,151	46,935
Consumer other	1	3	-	9	13	1,499	1,512
Total loans held for investment	$10,545	$4,856	$2,411	$22,769	$40,581	$544,343	$584,924
SBA loans held for sale	-	-	-	-	-	7,668	7,668
Total loans	$10,545	$4,856	$2,411	$22,769	$40,581	$552,011	$592,592
(1)

At December 31, 2011, nonaccrual loans included $3.6 million of TDRs and $939 thousand of loans guaranteed by the SBA.  The remaining $17.4 million of TDRs are in accrual status because they are performing in accordance with their restructured terms.

Annual Report Page 48

Impaired Loans

The Company has defined impaired loans to be all nonperforming loans and troubled debt restructurings.  Management considers a loan impaired when, based on current information and events, it is determined that the Company will not be able to collect all amounts due according to the loan contract.

The following tables provide detail on the Company’s impaired loans with the associated allowance amount, if applicable, as of December 31, 2012 and December 31, 2011:

	December 31, 2012
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held to maturity (1)	$1,352	$866	$-
SBA 504 loans	5,812	5,555	-
Commercial loans
Commercial other	2,032	2,033	-
Commercial real estate	5,220	4,752	-
Total commercial loans	7,252	6,785	-
Total impaired loans with no related allowance	14,416	13,206	-

With an allowance:
SBA loans held to maturity (1)	3,355	2,846	1,159
SBA 504 loans	1,297	1,297	217
Commercial loans
Commercial other	126	38	38
Commercial real estate	6,014	5,979	587
Total commercial loans	6,140	6,017	625
Total impaired loans with a related allowance	10,792	10,160	2,001

Total individually evaluated impaired loans:
SBA loans held to maturity (1)	4,707	3,712	1,159
SBA 504 loans	7,109	6,852	217
Commercial loans
Commercial other	2,158	2,071	38
Commercial real estate	11,234	10,731	587
Total commercial loans	13,392	12,802	625
Total individually evaluated impaired loans	$25,208	$23,366	$2,001
(1)	Balances are reduced by amount guaranteed by the SBA of $1.8 million at December 31, 2012.

Annual Report Page 49

	December 31, 2011
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held to maturity (1)	$2,039	$1,553	$-
SBA 504 loans	7,847	5,331	-
Commercial loans
Commercial other	1,725	1,725	-
Commercial real estate	6,271	6,197	-
Total commercial loans	7,996	7,922	-
Total impaired loans with no related allowance	17,882	14,806	-

With an allowance:
SBA loans held to maturity (1)	5,942	4,763	1,694
SBA 504 loans	1,327	1,127	1
Commercial loans
Commercial other	125	75	75
Commercial real estate	12,139	11,589	2,530
Commercial real estate construction	1,384	600	149
Total commercial loans	13,648	12,264	2,754
Total impaired loans with a related allowance	20,917	18,154	4,449

Total individually evaluated impaired loans:
SBA loans held to maturity (1)	7,981	6,316	1,694
SBA 504 loans	9,174	6,458	1
Commercial loans
Commercial other	1,850	1,800	75
Commercial real estate	18,410	17,786	2,530
Commercial real estate construction	1,384	600	149
Total commercial loans	21,644	20,186	2,754
Total individually evaluated impaired loans	$38,799	$32,960	$4,449
(1)	Balances are reduced by amount guaranteed by the SBA of $939 thousand at December 31, 2011.

Annual Report Page 50

The following table presents the average recorded investments in impaired loans and the related amount of interest recognized during the time period in which the loans were impaired for the years ended December 31, 2012 and 2011.  The average balances are calculated based on the month-end balances of impaired loans.  When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method, therefore no interest income is recognized.  Any interest income recognized on a cash basis during the years ended December 31, 2012 and 2011 was immaterial.  The interest recognized on impaired loans noted below represents accruing troubled debt restructurings only.

	For the years ended December 31,
	2012		2011
(In thousands)	Average recorded investment	Interest income recognized on impaired loans	Average recorded investment	Interest income recognized on impaired loans
SBA loans held to maturity (1)	$4,161	$212	$6,550	$231
SBA 504 loans	6,184	278	8,812	214
Commercial loans
Commercial other	3,201	53	1,161	25
Commercial real estate	17,909	462	14,745	374
Commercial real estate construction	133	-	760	-
Residential mortgage loans
Residential mortgages	2,070	-	2,103	-
Residential construction	904	-	181	-
Purchased residential mortgages	2,655	-	2,133	-
Consumer loans
Home equity	292	-	278	-
Consumer other	8	-	6	-
Total	$37,517	$1,005	$36,729	$844
(1)	Balances are reduced by the average amount guaranteed by the SBA of $667 thousand and $2.1 million for years ended December 31, 2012 and 2011, respectively.

Troubled Debt Restructurings

The Company's loan portfolio also includes certain loans that have been modified in a troubled debt restructuring (“TDR”).  TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, unless it results in a delay in payment that is insignificant.  These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both.  When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs if the loan is collateral-dependent.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or charge-off to the allowance.  This process is used, regardless of loan type, and for loans modified as TDRs that subsequently default on their modified terms.

TDRs of $14.7 million and $21.1 million are included in the impaired loan numbers listed above as of December 31, 2012 and December 31, 2011, respectively.  Specific reserves for these TDRs were $659 thousand and $2.1 million as of December 31, 2012 and December 31, 2011, respectively.  At December 31, 2012, $1.1 million of TDRs were in nonaccrual status, compared to $3.6 million at December 31, 2011.  The remaining TDRs are in accrual status since they continue to perform in accordance with their restructured terms.  There are no commitments to lend additional funds on these loans.

Annual Report Page 51

The following table details loans modified during the years ended December 31, 2012 and 2011, including the number of modifications, the recorded investment at the time of the modification and the year-to-date impact to interest income as a result of the modification.

	For the years ended December 31,
	2012			2011
(In thousands, except number of contracts)	Number of contracts	Recorded investment at time of modification	Impact of interest rate change on income	Number of contracts	Recorded investment at time of modification	Impact of interest rate change on income
SBA loans held to maturity	-	$-	$-	2	$73	$-
SBA 504 loans	-	-	-	1	1,339	17
Commercial loans
Commercial other	-	-	-	1	985	6
Commercial real estate	3	1,856	11	6	7,720	52
Total	3	$1,856	$11	10	$10,117	$75

In addition, there was one commercial real estate loan with outstanding principal of $961 thousand modified as a TDR within the previous 12 months where a concession was made and the loan subsequently defaulted at some point during the year ended December 31, 2012.  In this case, subsequent default is defined as 90 days past due or transferred to nonaccrual status.  There were no qualifying subsequent defaults to TDRs in 2011.

To date, the Company’s TDRs consisted of interest rate reductions, interest only periods and maturity extensions.  There has been no principal forgiveness.  The following tables show the types of modifications done during the years ended December 31, 2012 and 2011, with the respective loan balances as of those period ends:

	For the year ended December 31, 2012
(In thousands)	Commercial real estate	Total
Type of modification:
Interest only	$1,890	$1,890
Total TDRs	$1,890	$1,890

	For the year ended December 31, 2011
(In thousands)	SBA held to maturity	SBA 504	Commercial other	Commercial real estate	Total
Type of modification:
Interest only	$-	$-	$-	$1,617	$1,617
Principal only	27	-	-	-	27
Reduced interest rate	-	-	-	590	590
Interest only with reduced interest rate	-	-	985	5,512	6,497
Interest only with nominal principal	42	-	-	-	42
Previously modified back to original terms	-	1,320	-	-	1,320
Total TDRs	$69	$1,320	$985	$7,719	$10,093

Annual Report Page 52

Other Loan Information

SBA Servicing Assets:

SBA loans sold to others and serviced by the Company are not included in the accompanying Consolidated Balance Sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $109.9 million and $128.7 million at December 31, 2012 and 2011, respectively.  At December 31, 2012 and 2011, the carrying value, which approximates fair value, of servicing assets was $396 thousand and $418 thousand, respectively, and is included in Other Assets.  The fair value of servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  A summary of the changes in the related servicing assets for the past two years follows:

	For the years ended December 31,
(In thousands)	2012	2011
Balance, beginning of year	$418	$512
SBA servicing assets capitalized	155	202
Amortization of expense	(177)	(296)
Provision for loss in fair value	-	-
Balance, end of year	$396	$418

In addition, the Company had a $487 thousand and $431 thousand discount related to the retained portion of the unsold SBA loans at December 31, 2012 and 2011, respectively.

Officer and Director Loans:

In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

	For the years ended December 31,
(In thousands)	2012	2011
Balance, beginning of year	$15,585	$16,304
New loans	537	411
Loan repayments	(1,517)	(1,130)
Balance, end of year	$14,605	$15,585

Loan Portfolio Collateral:

The majority of the Company’s loans are secured by real estate.  Declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  At December 31, 2012, approximately 97 percent of the Company’s loan portfolio was secured by real estate, compared to 96 percent at December 31, 2011.

6. Allowance for Loan Losses and Reserve for Unfunded Loan Commitments

Allowance for Loan Losses

The Company has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio.  At a minimum, the adequacy of the allowance for loan losses is reviewed by management on a quarterly basis.  For purposes of determining the allowance for loan losses, the Company has segmented the loans in its portfolio by loan type.  Loans are segmented into the following pools: SBA 7(a), SBA 504, commercial, residential mortgages, and consumer loans.  Certain portfolio segments are further broken down into classes based on the associated risks within those segments and the type of collateral underlying each loan.  Commercial loans are divided into the following three classes: commercial real estate, commercial real estate construction and commercial other.  Residential mortgage loans are divided into the following three classes: Residential mortgages, residential construction and purchased mortgages.  Consumer loans are divided into two classes as follows:  Home equity and other.

The standardized methodology used to assess the adequacy of the allowance includes the allocation of specific and general reserves.  The same standard methodology is used, regardless of loan type.  Specific reserves are made to individual impaired loans and troubled debt restructurings (see Note 1 for additional information on this term).  The general reserve is set based upon a representative average historical net charge-off rate adjusted for the following environmental factors: delinquency and impairment trends, charge-off and recovery trends, changes in the volume of restructured loans, volume and loan term trends, changes in risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.  Beginning in the third quarter of 2009, when calculating the five-year historical net charge-off rate, the Company weights the past three years more heavily due to the higher amount of charge-offs experienced during those years.  All of the environmental factors are ranked and assigned a basis points value based on the following scale: low, low moderate, moderate, high moderate and high risk.  Each environmental factor is evaluated separately for each class of loans and risk weighted based on its individual characteristics.

Annual Report Page 53

·

For SBA 7(a), SBA 504 and commercial loans, the estimate of loss based on pools of loans with similar characteristics is made through the use of a standardized loan grading system that is applied on an individual loan level and updated on a continuous basis.  The loan grading system incorporates reviews of the financial performance of the borrower, including cash flow, debt-service coverage ratio, earnings power, debt level and equity position, in conjunction with an assessment of the borrower's industry and future prospects.  It also incorporates analysis of the type of collateral and the relative loan to value ratio.

·

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

The allocated allowance is the total of identified specific and general reserves by loan category.  The allocation is not necessarily indicative of the categories in which future losses may occur.  The total allowance is available to absorb losses from any segment of the portfolio.    An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in methodologies for estimating allocated and general reserves in the portfolio.

The following tables detail the activity in the allowance for loan losses by portfolio segment for the past two years:

	For the year ended December 31, 2012
(In thousands)	SBA held to maturity	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$4,088	$1,423	$8,129	$1,703	$536	$469	$16,348
Charge-offs	(1,332)	(808)	(3,504)	(824)	(56)	-	(6,524)
Recoveries	518	108	306	-	2	-	934
Net charge-offs	(814)	(700)	(3,198)	(824)	(54)	-	(5,590)
Provision for loan losses charged to expense	104	589	2,160	890	42	215	4,000
Balance, end of period	$3,378	$1,312	$7,091	$1,769	$524	$684	$14,758

	For the year ended December 31, 2011
(In thousands)	SBA held to maturity	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$4,198	$1,551	$6,011	$1,679	$586	$339	$14,364
Charge-offs	(2,348)	(950)	(1,809)	(215)	(177)	-	(5,499)
Recoveries	216	77	330	54	6	-	683
Net charge-offs	(2,132)	(873)	(1,479)	(161)	(171)	-	(4,816)
Provision for loan losses charged to expense	2,022	745	3,597	185	121	130	6,800
Balance, end of period	$4,088	$1,423	$8,129	$1,703	$536	$469	$16,348

The following tables present loans and their related allowance for loan losses, by portfolio segment, as of December 31st for the past two years:

	December 31, 2012
(In thousands)	SBA held to maturity	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$1,159	$217	$625	$-	$-	$-	$2,001
Collectively evaluated for impairment	2,219	1,095	6,466	1,769	524	684	12,757
Total	$3,378	$1,312	$7,091	$1,769	$524	$684	$14,758
Loan ending balances:
Individually evaluated for impairment	$3,712	$6,852	$12,802	$-	$-	$-	$23,366
Collectively evaluated for impairment	54,881	34,586	288,762	132,094	46,410	-	556,733
Total	$58,593	$41,438	$301,564	$132,094	$46,410	$-	$580,099

Annual Report Page 54

	December 31, 2011
(In thousands)	SBA held to maturity	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$1,694	$1	$2,754	$-	$-	$-	$4,449
Collectively evaluated for impairment	2,394	1,422	5,375	1,703	536	469	11,899
Total	$4,088	$1,423	$8,129	$1,703	$536	$469	$16,348
Loan ending balances:
Individually evaluated for impairment	$6,316	$6,458	$20,186	$-	$-	$-	$32,960
Collectively evaluated for impairment	57,859	48,650	262,918	134,090	48,447	-	551,964
Total	$64,175	$55,108	$283,104	$134,090	$48,447	$-	$584,924

Changes in Methodology:

The Company did not make any changes to its allowance for loan losses methodology in the current period.

Reserve for Unfunded Loan Commitments

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the resserve which is classified as other liabilities.  At December 31, 2012, an $87 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $79 thousand commitment reserve at December 31, 2011.

7.  Premises and Equipment

The detail of premises and equipment as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2012	December 31, 2011
Land and buildings	$12,347	$11,458
Furniture, fixtures and equipment	6,719	6,793
Leasehold improvements	2,319	2,150
Gross premises and equipment	21,385	20,401
Less: Accumulated depreciation	(9,323)	(9,051)
Net premises and equipment	$12,062	$11,350

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.1 million in both 2012 and 2011.

The Company currently accounts for all of its leases as operating leases. In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners.  Under the lease for the facility, the partnership received aggregate rental payments of $427 thousand in 2012 and $416 thousand in 2011.  Rental payments reflect market rents and the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  This lease has a five-year term, expiring at the end of 2013.  The annual rent is increased each year by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 3 percent).

8.  Other Assets

The detail of other assets as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2012	December 31, 2011
Net receivable due from SBA	$758	$696
SBA servicing assets	396	418
Prepaid expenses	386	451
Other	691	694
Total other assets	$2,231	$2,259

Annual Report Page 55

9.  Deposits

The following table details the maturity distribution of time deposits as of December 31st for the past two years:

	Three	More than three	More than six	More than
	months	months through	months through	twelve
(In thousands)	or less	six months	twelve months	months	Total
At December 31, 2012:
$100,000 or more	$13,338	$5,868	$16,493	$12,272	$47,971
Less than $100,000	10,131	8,985	26,271	31,607	76,994
At December 31, 2011:
$100,000 or more	$16,977	$9,770	$10,033	$19,837	$56,617
Less than $100,000	16,236	20,637	19,157	46,779	102,809

The following table presents the expected maturities of time deposits over the next five years:

(In thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Balance maturing	$81,086	$15,655	$5,607	$18,384	$4,042	$191	$124,965

10.  Borrowed Funds and Subordinated Debentures

The following table presents the period-end and average balances of borrowed funds and subordinated debentures for the past three years with resultant rates:

	2012		2011		2010
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements:
At December 31,	$60,000	3.94%	$60,000	3.94%	$60,000	3.94%
Year-to-date average	60,008	3.94	60,000	3.94	69,671	4.08
Maximum outstanding	61,000		60,000		70,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.67	15,000	3.67	15,000	3.65
Maximum outstanding	15,000		15,000		15,000
Subordinated debentures:
At December 31,	$15,465	1.89%	$15,465	3.11%	$15,465	5.49%
Year-to-date average	15,465	2.19	15,465	4.83	15,465	5.50
Maximum outstanding	15,465		15,465		15,465

The following table presents the expected maturities of borrowed funds and subordinated debentures over the next five years:

(In thousands)	2013	2014	2015	2016	2017	Thereafter	Total
FHLB borrowings and repurchase agreements	$-	$-	$10,000	$20,000	$30,000	$-	$60,000
Other repurchase agreements	-	-	-	-	-	15,000	15,000
Subordinated debentures	-	-	-	-	-	15,465	15,465
Total borrowings	$-	$-	$10,000	$20,000	$30,000	$30,465	$90,465

FHLB Borrowings

FHLB borrowings at December 31, 2012 and 2011 consisted of three  $10.0 million advances and three  $10.0 million repurchase agreements. The terms of these transactions are as follows:

·	The FHLB advance that was issued on April 27, 2005 has a fixed rate of 3.70 percent, matures on April 27, 2015 and is callable quarterly on the 27th of July, October, January and April.
·	The FHLB advance that was issued on November 2, 2006 has a fixed rate of 4.03 percent, matures on November 2, 2016 and is callable quarterly on the 2nd of February, May, August and November.

Annual Report Page 56

·	The FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.23 percent, matures on August 10, 2017 and is callable quarterly on the 10th of November, February, May and August.
·	The FHLB repo-advance that was issued on December 15, 2006 has a fixed rate of 4.13 percent, matures on December 15, 2016 and is callable quarterly on the 15th of March, June, September and December.
·	The FHLB repo-advance that was issued on April 5, 2007 has a fixed rate of 4.21 percent, matures on April 5, 2017 and is callable quarterly on the 5th of July, October, January and April.
·	The FHLB repo-advance that was issued on December 20, 2007 has a fixed rate of 3.34 percent, matures on December 20, 2017 and is callable quarterly on the 20th of March, June, September and December.

Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2012 and 2011, the Company was a party to a $15.0 million repurchase agreement that was entered into in February 2008, has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing was callable by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Subordinated Debentures

At December 31, 2012 and 2011, the Company was a party in the following subordinated debenture transactions:

·

On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate was 1.90 percent at December 31, 2012 and 2.16 percent at December 31, 2011.

·

On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate was 1.96 percent at December 31, 2012 and 2.18 percent at December 31, 2011.

·

In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions.

The rates paid on subordinated debentures which are presented in the table on page 56 include the cost of related interest rate swap agreements.  These agreements provided for the Company to receive variable rate payments based on the three-month LIBOR index in exchange for making payments at a fixed rate.  The interest rate swap agreements for the $5.0 million and $10.0 million subordinated debentures expired on March 1, 2012 and September 23, 2011, respectively.  For additional information on derivative instruments, see Note 12 to the Consolidated Financial Statements.

The Company has the ability to defer interest payments on the subordinated debentures for up to five years without being in default.

The capital securities in each of the above transactions have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital.  Under the terms of the Dodd-Frank Wall Street Reform and Consumer Protection Act, these securities will continue to qualify as Tier 1 capital as the Company has less than $10 billion in assets.  In accordance with FASB ASC Topic 810, “Consolidation,” the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust II and Unity (NJ) Statutory Trust III because it is not the primary beneficiary.  The additional capital from each of these transactions was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank.

Due to the redemption provisions of these securities, the expected maturity could differ from the contractual maturity.

Annual Report Page 57

11.  Commitments and Contingencies

Facility Lease Obligations

The Company operates fifteen branches, seven branches are under operating leases, including its headquarters, and eight branches are owned.  The leases’ contractual expiration range is between the years 2013 and 2017.  The following table summarizes the contractual rent payments expected in future years:

(In thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Operating lease rental payments	$1,024	$304	$132	$118	$61	$-	$1,639

Rent expense totaled $1.2 million for 2012 and $1.0 million for 2011.  The Company currently accounts for all of its leases as operating leases.

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

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $87.2 million to its borrowers as of December 31, 2012, compared to $79.4 million at December 31, 2011.  At December 31, 2012, $40.1 million of these commitments expire within one year, compared to $37.4 million a year earlier.  At December 31, 2012, the Company had $1.6 million in standby letters of credit compared to $1.8 million at December 31, 2011.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

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

The Company may use standalone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates.  These transactions involve both credit and market risk.  The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based.  Notional amounts do not represent direct credit exposures.  Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.  Such difference, which represents the fair value of the derivative instruments, is reflected on the balance sheet as other assets or other liabilities.

If the Company enters into an interest rate swap agreement, there is exposure to credit-related losses in the event of nonperformance by the counterparties to the agreement.  This exposure to credit risk is monitored through credit approvals, limits and monitoring procedures.  The Company deals only with primary dealers.

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

Annual Report Page 58

Interest Rate Risk Management – Cash Flow Hedging Instruments

The Company has long-term variable rate debt as a source of funds for use in the Company’s lending and investment activities and for other general business purposes.  These debt obligations expose the Company to variability in interest payments due to changes in interest rates.  If interest rates increase, interest expense increases.  Conversely, if interest rates decrease, interest expense decreases.  Management believes it may be prudent to limit the variability of a portion of its interest payments and, therefore, may hedge a portion of its variable-rate interest payments.  To meet this objective, management has historically entered into interest rate swap agreements whereby the Company received variable interest rate payments and made fixed interest rate payments during the contract period.

The Company was not a party to any interest rate swap agreements as of December 31, 2012, as the remaining interest rate swap agreement with a notional amount of $5.0 million expired during the first quarter of 2012.  At December 31, 2011, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt was as follows:

(In thousands, except percentages and years)	December 31, 2011
Notional amount	$5,000
Weighted average pay rate	3.94%
Weighted average receive rate (three-month LIBOR)	0.32%
Weighted average maturity in years	0.25
Unrealized loss relating to interest rate swaps	$(43)

The interest rate swap agreement in place at December 31, 2011 provided for the Company to receive payments at a variable rate determined by a specific index (three-month LIBOR) in exchange for making payments at a fixed rate.

At December 31, 2011, the net unrealized loss relating to interest rate swaps was recorded as a derivative liability.  Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.  The net spread between the fixed rate of interest which is paid and the variable interest received is classified in interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings.

13.  Shareholders’ Equity

Shareholders’ equity increased $4.0 million to $77.5 million at December 31, 2012 compared to $73.6 million at December 31, 2011, due to net income of $4.2 million, $528 thousand from the issuance of common stock under employee benefit plans, $186 thousand appreciation in the net unrealized gains on available for sale securities, and $26 thousand appreciation in net unrealized gains on cash flow hedge derivatives, partially offset by $1.0 million in dividends accrued on preferred stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

During the first quarter of 2011, the Company retired approximately 425 thousand shares of Treasury Stock.  The associated $4.2 million was allocated between common stock and retained earnings.

Preferred Stock

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

As part of the CPP, the Company’s future ability to pay cash dividends is limited for so long as the Treasury holds the preferred stock.  As so limited the Company may not increase its quarterly cash dividend above $0.05 per share, the quarterly rate in effect at the time the CPP program was announced, without the prior approval of the Treasury.  The Company did not declare or pay any dividends during 2012 or 2011.  The Company is currently preserving capital and may resume paying dividends when earnings and credit quality improve.

Annual Report Page 59

Repurchase Plan

The Company has suspended its share repurchase program, as required by the CPP.  On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2012, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan when and if it is reinstated.  There were no shares repurchased during 2012 or 2011.

14. Other Income

The components of other income for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2012	2011
ATM and check card fees	$413	$353
Wire transfer fees	84	89
Safe deposit box fees	58	55
Other income	172	174
Total other income	$727	$671

15. Other Expenses

The components of other expenses for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2012	2011
Travel, entertainment, training and recruiting	$589	$619
Insurance	339	336
Director fees	259	265
Stationary and supplies	237	228
Retail losses	142	60
Other	332	290
Total other expenses	$1,898	$1,798

16.  Income Taxes

The components of the provision for income taxes for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2012	2011
Federal - current provision	$1,227	$775
Federal - deferred provision (benefit)	459	(335)
Total federal provision	1,686	440
State - current provision (benefit)	216	(10)
State - deferred provision	324	339
Total state provision	540	329
Total provision for income taxes	$2,226	$769

Annual Report Page 60

Reconciliation between the reported income tax provision and the amount computed by multiplying income before taxes by the statutory Federal income tax rate for the past two years is as follows:

	For the years ended December 31,
(In thousands, except percentages)	2012	2011
Federal income tax provison at statutory rate	$2,199	$1,127
Increases (decreases) resulting from:
Bank owned life insurance	(100)	(100)
Tax-exempt interest	(161)	(155)
Meals and entertainment	17	16
Reversal of valuation reserve	-	(323)
State income taxes, net of federal income tax effect	356	217
Other, net	(85)	(13)
Provision for income taxes	$2,226	$769
Effective tax rate	34.4%	23.2%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2012 and 2011 are as follows:

(In thousands)	December 31, 2012	December 31, 2011
Deferred tax assets:
Allowance for loan losses	$5,895	$6,529
Lost interest on nonaccrual loans	717	1,011
Stock-based compensation	390	329
Depreciation	256	199
Deferred compensation	174	150
Disallowed writedowns on OREO properties	60	-
State net operating loss	-	112
Net unrealized cash flow hedge losses	-	17
Other	102	69
Total deferred tax assets	7,594	8,416
Deferred tax liabilities:
Net unrealized security gains	885	760
Deferred loan costs	354	464
Goodwill	286	246
Bond accretion	115	68
Total deferred tax liabilities	1,640	1,538
Net deferred tax asset	$5,954	$6,878

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

The Company had a state net operating loss carry-forward of approximately $1.9 million at December 31, 2011.  These net operating losses were fully utilized in 2012.

Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized gains (losses) on securities available for sale and cash flow hedges.  The after-tax component of the unrealized gain on securities available for sale of $1.3 million and $1.1 million in 2012 and 2011, respectively, is included in other comprehensive income in shareholders’ equity.  In addition, other comprehensive income included $(26) thousand related to cash flow hedges at December 31, 2011.  There were no cash flow hedges at December 31, 2012.

Annual Report Page 61

The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2012 and 2011.  The Company does not have an accrual for uncertain tax positions as of December 31, 2012 or 2011, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2008 and thereafter are subject to future examination by tax authorities.

17.  Net Income per Share

The following is a reconciliation of the calculation of basic and diluted net income per share for the past two years:

	For the years ended December 31,
(In thousands, except per share amounts)	2012	2011
Net income	$4,244	$2,546
Less: Preferred stock dividends and discount accretion	1,602	1,558
Income available to common shareholders	$2,642	$988
Weighted average common shares outstanding - Basic	7,477	7,333
Plus: Potential dilutive common stock equivalents	317	402
Weighted average common shares outstanding - Diluted	7,794	7,735
Net income per common share - Basic	$0.35	$0.13
Net income per common share - Diluted	0.34	0.13
Stock options and common stock excluded from the income per share calculation as their effect would have been anti-dilutive	506	372

The "potential dilutive common stock equivalents" shown in the table above includes the impact of 764,778 common stock warrants issued to the U.S. Department of Treasury under the Capital Purchase Program in December 2008, utilizing the Treasury stock method.  These warrants were dilutive for the years ended December 31, 2012 and 2011.

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

In addition to the risk-based guidelines, regulators require that a bank or a holding company, which meets the regulator’s highest performance and operation standards, maintain a minimum leverage ratio of 3 percent.  For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.  Minimum leverage ratios for each institution are evaluated through the ongoing regulatory examination process.

Annual Report Page 62

The Company’s capital amounts and ratios for the last two years are presented in the following table.  The 2012 ratios for the Company and the Bank reflect a $9.0 million dividend paid by the Bank to the Parent Company.

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands, except percentages)	Amount	Ratio	Amount		Ratio	Amount	Ratio
As of December 31, 2012
Leverage ratio	$89,841	11.14%	≥ $	32,251	4.00%	N/A	N/A
Tier I risk-based capital ratio	89,841	14.85		24,193	4.00	N/A	N/A
Total risk-based capital ratio	97,492	16.12		48,387	8.00	N/A	N/A
As of December 31, 2011
Leverage ratio	$86,077	10.44%	≥ $	32,979	4.00%	N/A	N/A
Tier I risk-based capital ratio	86,077	14.33		24,027	4.00	N/A	N/A
Total risk-based capital ratio	93,696	15.60		48,055	8.00	N/A	N/A

The Bank’s capital amounts and ratios for the last two years are presented in the following table:

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands, except percentages)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2012
Leverage ratio	$69,544	8.63%	≥ $	32,225	4.00%	≥ $	40,282	5.00%
Tier I risk-based capital ratio	69,544	11.51		24,170	4.00		36,254	6.00
Total risk-based capital ratio	85,687	14.18		48,339	8.00		60,424	10.00
As of December 31, 2011
Leverage ratio	$74,191	9.01%	≥ $	32,953	4.00%	≥ $	41,192	5.00%
Tier I risk-based capital ratio	74,191	12.36		24,003	4.00		36,004	6.00
Total risk-based capital ratio	90,302	15.05		48,006	8.00		60,007	10.00

19.  Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $244 thousand and $193 thousand to the Plan in 2012 and 2011, respectively.

The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100 percent of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100 percent of their year-end cash bonuses.  Director and executive deferred fees totaled $42 thousand in 2012 and $16 thousand in 2011, and the interest paid on deferred balances totaled $17 thousand in 2012 and $15 thousand in 2011.

Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $5 thousand in 2012 and $10 thousand in 2011.

Annual Report Page 63

Stock Transactions

Stock Option Plans

The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  Transactions under the Company’s stock option plans for 2012 and 2011 are summarized in the following table:

	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at December 31, 2010	775,468	$5.90	3.9	$1,049,184
Options granted	127,000	6.54
Options exercised	(233,105)	3.39
Options forfeited	(2,890)	3.98
Options expired	(23,267)	9.62
Outstanding at December 31, 2011	643,206	$6.80	5.3	$517,867
Options granted	25,000	6.00
Options exercised	(117,240)	4.99
Options forfeited	(12,499)	6.06
Options expired	(22,135)	9.73
Outstanding at December 31, 2012	516,332	$7.06	5.4	$327,725
Exercisable at December 31, 2012	415,837	$7.21	4.6	$322,325

Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2012, 1,720,529 shares have been reserved for issuance upon the exercise of options, 516,332 option grants are outstanding, and 1,097,521 option grants have been exercised, forfeited or expired, leaving 106,676 shares available for grant.

The fair values of the options granted during 2012 and 2011 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the years ended December 31,
	2012	2011
Number of options granted	25,000	127,000
Weighted average exercise price	$6.00	$6.54
Weighted average fair value of options	$2.33	$3.02
Expected life in years (1)	5.07	4.59
Expected volatility (2)	43.61%	55.69%
Risk-free interest rate (3)	0.77%	0.98%
Dividend yield (4)	-%	-%
(1)	The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.
(2)	The expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.
(3)	The risk-free interest rate is the U.S Treasury rate commensurate with the expected life of the options on the date of grant.
(4)	The expected dividend yield is the projected annual yield based on the grant date stock price.

Upon exercise, the Company issues shares from its authorized but unissued common stock to satisfy the options.  The following table presents information about options exercised during 2012 and 2011:

	For the years ended December 31,
	2012	2011
Number of options exercised	117,240	233,105
Total intrinsic value of options exercised	$121,973	$753,440
Cash received from options exercised	185,976	449,717
Tax deduction realized from options exercised	43,319	298,494

Annual Report Page 64

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.00 - 4.00	119,750	6.4	$3.87	119,750	$3.87
4.01 - 8.00	231,675	7.4	6.51	131,180	6.59
8.01 - 12.00	120,256	1.2	9.22	120,256	9.22
12.01 - 16.00	44,651	4.1	12.62	44,651	12.62
Total	516,332	5.4	$7.06	415,837	$7.21

FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options and the related income tax benefit for the years ended December 31, 2012 and 2011 are detailed in the following table:

	For the years ended December 31,
	2012	2011
Compensation expense	$148,996	$127,286
Income tax benefit	54,458	49,159

As of December 31, 2012, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $240 thousand.  That cost is expected to be recognized over a weighted average period of 1.9 years.

Restricted Stock Awards

Restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.  The following table summarizes nonvested restricted stock activity for the year ended December 31, 2012:

	Shares	Average grant date fair value
Nonvested restricted stock at December 31, 2011	93,684	$6.06
Granted	29,500	6.07
Vested	(29,209)	5.90
Forfeited	(3,000)	6.15
Nonvested restricted stock at December 31, 2012	90,975	$6.10

Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  The awards are recorded at fair market value at the time of grant and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2012,  221,551 shares of restricted stock were reserved for issuance, of which 18,663 shares are available for grant.

Restricted stock awards granted during the years ended December 31, 2012 and 2011 were as follows:

	For the years ended December 31,
	2012	2011
Number of shares granted	29,500	68,500
Average grant date fair value	$6.07	$6.49

Compensation expense related to the restricted stock for the years ended December 31, 2012 and 2011 is detailed in the following table:

	For the years ended December 31,
	2012	2011
Compensation expense	$160,509	$93,916

As of December 31, 2012, there was approximately $516 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 3.0 years.

Annual Report Page 65

20.  Fair Value

Fair Value Measurement

The Company follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Company’s assets and liabilities that are measured at fair value.  Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

Level 1 Inputs

·	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
·

Generally, this includes debt and equity securities and derivative contracts that are traded in an active exchange market (i.e. New York Stock Exchange), as well as certain U.S. Treasury, U.S. Government and sponsored entity agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Inputs

·	Quoted prices for similar assets or liabilities in active markets.
·	Quoted prices for identical or similar assets or liabilities in inactive markets.
·

Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (i.e., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or “market corroborated inputs.”

·	Generally, this includes U.S. Government and sponsored entity mortgage-backed securities, corporate debt securities and derivative contracts.

Level 3 Inputs

·	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.
·

These assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis:

Securities Available for Sale

As of December 31, 2012, the fair value of the Company's available for sale ("AFS") securities portfolio was $89.5 million.  Approximately 51 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $45.5 million at December 31, 2012.  Approximately $44.1 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.

The fair value of AFS securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers (Level 1).  If listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use unobservable inputs due to limited or no market activity of the instrument (Level 3).

All of the Company’s AFS securities, excluding commercial mortgage-backed securities, were classified as Level 2 assets at December 31, 2012.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

Annual Report Page 66

For certain securities, the inputs used by either dealer market participants or an independent pricing service, may be derived from unobservable market information (Level 3 inputs).  In these instances, management evaluates the appropriateness and quality of the assumptions and the resulting prices.  In addition, management reviews the volume and level of activity for all AFS securities and attempts to identify transactions which may not be orderly or reflective of a significant level of activity and volume.  For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value and this results in fair values based on Level 3 inputs.  In determining fair value, the Company utilizes unobservable inputs which reflect its own assumptions about the inputs that market participants would use in pricing each security.  In developing its assertion of market participant assumptions, the Company utilizes the best information that is both reasonable and available without undue cost and effort.

In calculating the fair value for AFS securities under Level 3, management prepared present value cash flow models for certain private label commercial mortgage-backed securities. The cash flows for the commercial mortgage-backed securities incorporated the expected cash flow of each security adjusted for default rates, loss severities and prepayments of the individual loans collateralizing the security.  The following table presents quantitative information about Level 3 inputs used to measure the fair value of commercial mortgage-backed securities at December 31, 2012:

December 31, 2012
Valuation Technique	Unobservable Input	Range	Weighted Average
Discounted Cash Flow	Prepayment rate	8 through 15%	10.0%
	Default rate	10 through 15	12.5
	Loss severity	10 through 25	18.0

Significant increases or decreases in any of the unobservable inputs in the table above in isolation would result in a significantly lower or higher fair value measurement of the securities.  Generally, a change in the assumption used for the default rate is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

For the Level 3 available for sale private label commercial mortgage-backed securities, cash flow assumptions incorporate independent third party market participant data based on vintage year for each security.  The discount rate utilized in determining the present value of cash flows for the commercial mortgage-backed securities was arrived at by combining the yield on orderly transactions for similar maturity government sponsored mortgage-backed securities with (i) the historical average risk premium of similar structured private label securities, (ii) a risk premium reflecting current market conditions, including liquidity risk and (iii) if applicable, a forecasted loss premium derived from the expected cash flows of each security.  The estimated cash flows for each private label commercial mortgage-backed security are then discounted at the aforementioned effective rate to determine the fair value.  The quoted prices received from either market participants or independent pricing services are weighted with the internal price estimate to determine the fair value of each instrument.

Interest Rate Swap Agreements

Based on the complex nature of interest rate swap agreements, the markets these instruments trade in are not as efficient and are less liquid than that of Level 1 markets.  These markets do, however, have comparable, observable inputs in which an alternative pricing source values these assets or liabilities in order to arrive at a fair value.  The fair values of any interest swaps are measured based on the difference between the yield on the existing swaps and the yield on current swaps in the market (i.e. The Yield Book); consequently, they are classified as Level 2 instruments.

There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2012, as compared to the year ended December 31, 2011.

Annual Report Page 67

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as of December 31st for the past two years:

	December 31, 2012
(In thousands)	Level 1	Level 2	Level 3	Total
Financial assets:
Securities available for sale:
U.S. Government sponsored entities	$-	$2,568	$-	$2,568
State and political subdivisions	-	15,303	-	15,303
Residential mortgage-backed securities	-	45,545	-	45,545
Commercial mortgage-backed securities	-	-	4,463	4,463
Corporate and other securities	-	21,659	-	21,659
Total securities available for sale	$-	$85,075	$4,463	$89,538

	December 31, 2011
(In thousands)	Level 1	Level 2	Level 3	Total
Financial assets:
Securities available for sale:
U.S. Government sponsored entities	$-	$5,376	$-	$5,376
State and political subdivisions	-	17,878	-	17,878
Residential mortgage-backed securities	-	57,924	-	57,924
Commercial mortgage-backed securities	-	210	-	210
Corporate and other securities	-	7,377	-	7,377
Total securities available for sale	$-	$88,765	$-	$88,765
Financial liabilities:
Interest rate swap agreements	$	$43	$	$43

The following table summarizes changes in Level 3 assets during 2012, consisting of newly purchased commercial mortgage-backed available for sale securities, measured at fair value on a recurring basis.  There were no Level 3 assets at December 31, 2011.

(In thousands)	For the year ended December 31, 2012
Commercial mortgage-backed securities:
Balance, beginning of year	$-
Purchases	4,423
Total net gains included in:
Other comprehensive income	40
Balance, end of year	$4,463

There were no gains or losses (realized or unrealized) including in earnings for assets and liabilities held at December 31, 2012 or 2011.

Fair Value on a Nonrecurring Basis

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following is a description of the valuation methodologies used for instruments measured at fair value on a nonrecurring basis:

Other Real Estate Owned ("OREO")

The fair value was determined using appraisals, which may be discounted based on management’s review and changes in market conditions (Level 3 Inputs).  All appraisals must be performed in accordance with the Uniform Standards of Professional Appraisal Practice ("USPAP").  Appraisals are certified to the Company and performed by appraisers on the Company’s approved list of appraisers.  Evaluations are completed by a person independent of Company management.  The content of the appraisal depends on the complexity of the property.  Appraisals are completed on a “retail value” and an “as is value”.

Annual Report Page 68

The Company requires current real estate appraisals on all loans that become OREO or in-substance foreclosure, loans that are classified substandard, doubtful or loss, or loans that are over $100,000 and nonperforming.  Prior to each balance sheet date, the Company values impaired collateral-dependent loans and OREO based upon a third party appraisal, broker's price opinion, drive by appraisal, automated valuation model, updated market evaluation, or a combination of these methods.  The amount is discounted for the decline in market real estate values (for original appraisals), for any known damage or repair costs, and for selling and closing costs.  The amount of the discount is dependent upon the method used to determine the original value.  The original appraisal is generally used when a loan is first determined to be impaired.  When applying the discount, the Company takes into consideration when the appraisal was performed, the collateral’s location, the type of collateral, any known damage to the property and the type of business.  Subsequent to entering impaired status and the Company determining that there is a collateral shortfall, the Company will generally, depending on the type of collateral, order a third party appraisal, broker's price opinion, automated valuation model or updated market evaluation.  Subsequent to receiving the third party results, the Company will discount the value 6 to 10 percent for selling and closing costs.

Partially charged-off loans are measured for impairment based upon an appraisal for collateral-dependant loans.  When an updated appraisal is received for a nonperforming loan, the value on the appraisal is discounted in the manner discussed above.  If there is a deficiency in the value after the Company applies these discounts, management applies a specific reserve and the loan remains in nonaccrual status.  The receipt of an updated appraisal would not qualify as a reason to put a loan back into accruing status.  The Company removes loans from nonaccrual status when the borrower makes six months of contractual payments and demonstrates the ability to service the debt going forward.  Charge-offs are determined based upon the loss that management believes the Company will incur after evaluating collateral for impairment based upon the valuation methods described above and the ability of the borrower to pay any deficiency.

Impaired Collateral-Dependent Loans

The fair value of impaired collateral-dependent loans is derived in accordance with FASB ASC Topic 310, “Receivables.”  Fair value is determined based on the loan’s observable market price or the fair value of the collateral.  The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  At December 31, 2012, the valuation allowance for impaired loans was $2.0 million, a decrease of $2.4 million from $4.4 million at December 31, 2011.

The following tables present the assets and liabilities carried on the balance sheet by caption and by level within the hierarchy (as described above) as of December 31, 2012 and 2011 and the fair value gains (losses) recognized during the years ended December 31, 2012 and 2011:

	Fair value at December 31, 2012				Gains (losses) from fair value changes during the year ended
(In thousands)	Level 1	Level 2	Level 3	Total	December 31, 2012
Financial assets:
OREO	$-	$-	$864	$864	$(1,098)
Impaired collateral-dependent loans	-	-	8,159	8,159	2,448

	Fair value at December 31, 2011				Losses from fair value changes during the year ended
(In thousands)	Level 1	Level 2	Level 3	Total	December 31, 2011
Financial assets:
OREO	$-	$-	$1,087	$1,087	$(665)
Impaired collateral-dependent loans	-	-	13,705	13,705	(1,992)

Fair Value of Financial Instruments

FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments for which the Company did not elect the fair value option.  These estimated fair values as of December 31, 2012 and December 31, 2011 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.

Annual Report Page 69

The following methods and assumptions were used to estimate the fair value of other financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

For these short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities Held to Maturity

The fair value of held to maturity ("HTM") securities is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use unobservable inputs due to limited or no market activity of the instrument (Level 3).

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

Deposit Liabilities

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date (i.e. carrying value).  The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

Borrowed Funds and Subordinated Debentures

The fair value of borrowings is estimated by discounting the projected future cash flows using current market rates.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Standby Letters of Credit

At December 31, 2012, the Bank had standby letters of credit outstanding of $1.6 million, as compared to $1.8 million at December 31, 2011.  The fair value of these commitments is nominal.

The table below presents the carrying amount and estimated fair values of the Company’s financial instruments not previously presented as of December 31st for the past two years:

		December 31, 2012		December 31, 2011
(In thousands)	Fair value level	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$94,192	$94,192	$82,574	$82,574
Securities held to maturity (1)	Level 2	21,515	22,741	18,771	19,879
SBA loans held for sale	Level 2	6,937	7,582	7,668	8,192
Loans, net of allowance for loan losses (2)	Level 2	565,341	564,528	568,576	572,165
Federal Home Loan Bank stock	Level 2	3,989	3,989	4,088	4,088
SBA servicing assets	Level 3	396	396	418	418
Accrued interest receivable	Level 2	3,298	3,298	3,703	3,703
Financial liabilities:
Deposits	Level 2	648,760	650,668	643,971	647,281
Borrowed funds and subordinated debentures	Level 2	90,465	100,257	90,465	102,533
Accrued interest payable	Level 2	434	434	523	523

(1)

Includes held to maturity commercial mortgage-backed securities that are considered Level 3.  These securities had book values of $2.7 million at December 31, 2012 and 2011, and market values of $3.2 million and $3.3 million at December 31, 2012 and 2011, respectively.

(2)

Includes impaired loans that are considered Level 3 and reported separately in the tables under the “Fair Value on a Nonrecurring Basis” heading.  Impaired loans, net of specific reserves totaled $8.2 million and $13.7 million at December 31, 2012 and 2011, respectively.

Annual Report Page 70

21.  Condensed Financial Statements of Unity Bancorp, Inc.

(Parent Company Only)

Balance Sheets
(In thousands)	December 31, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$11,869	$3,475
Securities available for sale	105	88
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	72,213	76,698
Other assets	476	500
Total assets	$93,163	$89,261
LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities	$188	$238
Subordinated debentures	15,465	15,465
Shareholders' equity	77,510	73,558
Total liabilities and shareholders' equity	$93,163	$89,261

Statements of Income	For the years ended December 31,
(In thousands)	2012	2011
Total interest income	$761	$749
Total interest expense	345	757
Net interest income (expense)	416	(8)
Other expenses	19	21
Income (loss) before provision (benefit) for income taxes and equity in undistributed net income of subsidiary	397	(29)
Provision (benefit) for income taxes	136	(11)
Income (loss) before equity in undistributed net income of subsidiary	261	(18)
Equity in undistributed net income of subsidiary	3,983	2,564
Net income	4,244	2,546
Preferred stock dividends and discount accretion	1,602	1,558
Income available to common shareholders	$2,642	$988

Statements of Cash Flows	For the years ended December 31,
(In thousands)	2012	2011
OPERATING ACTIVITIES
Net income	$4,244	$2,546
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(3,983)	(2,564)
Net change in other assets and other liabilities	(8)	23
Net cash provided by operating activities	253	5
FINANCING ACTIVITIES
Proceeds from exercise of common stock	173	446
Cash dividends paid on preferred stock	(1,032)	(1,032)
Dividend from Bank	9,000	-
Net cash provided by (used in) financing activities	8,141	(586)
Increase (decrease) in cash and cash equivalents	8,394	(581)
Cash and cash equivalents, beginning of period	3,475	4,056
Cash and cash equivalents, end of period	$11,869	$3,475
SUPPLEMENTAL DISCLOSURES
Interest paid	$362	$766

Annual Report Page 71

22.  Accumulated Other Comprehensive Income (Loss)

The following table shows the changes in other comprehensive income (loss) for the past two years:

	For the years ended December 31,
	2012			2011
(In thousands)	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Net unrealized gains on securities:
Balance, beginning of period			$1,147			$423
Unrealized holding gains arising during period	$877	$315	562	$1,631	$627	1,004
Less: Reclassification adjustment for gains included in net income	566	190	376	421	141	280
Net unrealized gains on securities arising during the period	311	125	186	1,210	486	724
Balance, end of period			1,333			1,147

Net unrealized gains (losses) on cash flow hedges:
Balance, beginning of period			$(26)			$(300)
Unrealized holding gain on cash flow hedges arising during the period	$43	$17	26	$456	$182	274
Balance, end of period			-			(26)
Total accumulated other comprehensive income			$1,333			$1,121

Annual Report Page 72

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2012 and 2011 is unaudited.  However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

	2012
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$9,058	$8,772	$8,871	$8,502
Total interest expense	2,250	1,915	1,844	1,765
Net interest income	6,808	6,857	7,027	6,737
Provision for loan losses	1,200	1,000	1,000	800
Net interest income after provision for loan losses	5,608	5,857	6,027	5,937
Total noninterest income	1,715	1,841	1,774	2,008
Total noninterest expense	5,959	6,204	5,999	6,135
Income before provision for income taxes	1,364	1,494	1,802	1,810
Provision for income taxes	459	518	606	643
Net income	905	976	1,196	1,167
Preferred stock dividends and discount accretion	396	401	397	408
Income available to common shareholders	$509	$575	$799	$759
Net income per common share - Basic	$0.07	$0.08	$0.10	$0.10
Net income per common share - Diluted	0.07	0.07	0.10	0.10

	2011
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$10,242	$10,196	$9,952	$9,133
Total interest expense	2,767	2,725	2,599	2,460
Net interest income	7,475	7,471	7,353	6,673
Provision for loan losses	2,500	1,750	1,400	1,150
Net interest income after provision for loan losses	4,975	5,721	5,953	5,523
Total noninterest income	1,255	1,447	1,654	1,305
Total noninterest expense	6,158	6,247	6,101	6,012
Income before provision (benefit) for income taxes	72	921	1,506	816
Provision (benefit) for income taxes	(148)	277	420	220
Net income	220	644	1,086	596
Preferred stock dividends and discount accretion	384	395	386	393
Income available (loss attributable) to common shareholders	$(164)	$249	$700	$203
Net income (loss) per common share - Basic	$(0.02)	$0.03	$0.09	$0.03
Net income (loss) per common share - Diluted	(0.02)	0.03	0.09	0.03

Annual Report Page 73

Selected Consolidated Financial Data

	At or for the years ended December 31,
(In thousands, except percentages)	2012	2011	2010	2009	2008
Selected Results of Operations
Interest income	$35,203	$39,523	$44,035	$49,410	$50,765
Interest expense	7,774	10,551	14,035	21,582	23,474
Net interest income	27,429	28,972	30,000	27,828	27,291
Provision for loan losses	4,000	6,800	7,250	8,000	4,500
Noninterest income	7,338	5,661	5,069	2,140	2,694
Noninterest expense	24,297	24,518	24,990	23,947	22,939
Provision (benefit) for income taxes	2,226	769	589	(898)	616
Net income (loss)	4,244	2,546	2,240	(1,081)	1,930
Preferred stock dividends and discount accretion	1,602	1,558	1,520	1,496	110
Income available (loss attributable) to common shareholders	2,642	988	720	(2,577)	1,820
Per Share Data
Net income (loss) per common share - Basic	$0.35	$0.13	$0.10	$(0.36)	$0.26
Net income (loss) per common share - Diluted	0.34	0.13	0.10	(0.36)	0.25
Book value per common share	7.62	7.24	7.08	6.91	6.99
Market value per common share	6.24	6.40	6.05	4.02	3.90
Cash dividends declared on common shares	-	-	-	-	0.10
Selected Balance Sheet Data
Assets	$819,730	$810,846	$818,410	$930,357	$898,310
Loans	587,036	592,592	615,936	657,016	685,946
Allowance for loan losses	(14,758)	(16,348)	(14,364)	(13,842)	(10,326)
Securities	111,053	107,536	128,242	169,022	149,509
Deposits	648,760	643,971	654,788	758,239	707,117
Borrowed funds and subordinated debentures	90,465	90,465	90,465	100,465	120,465
Shareholders' equity	77,510	73,558	70,085	67,865	67,803
Common shares outstanding	7,534	7,459	7,211	7,144	7,119
Performance Ratios
Return (loss) on average assets	0.53%	0.31%	0.26%	(0.12)%	0.23%
Return (loss) on average equity	4.80	1.90	1.43	(5.29)	3.72
Average equity to average assets	9.31	8.72	7.96	7.39	5.95
Efficiency ratio	71.06	71.42	71.43	75.49	71.90
Dividend payout	-	-	-	-	40.00
Net interest spread	3.39	3.50	3.41	2.87	3.13
Net interest margin	3.62	3.76	3.67	3.22	3.51
Asset Quality Ratios
Allowance for loan losses to loans	2.51%	2.76%	2.33%	2.11%	1.51%
Allowance for loan losses to nonperforming loans	84.49	71.80	66.31	54.29	64.06
Nonperforming loans to total loans	2.98	3.84	3.52	3.88	2.35
Nonperforming assets to total loans and OREO	3.28	4.33	3.88	4.10	2.45
Nonperforming assets to total assets	2.35	3.18	2.93	2.90	1.87
Net charge-offs to average loans	0.94	0.79	1.05	0.67	0.40
Capital Ratios - Company
Leverage Ratio	11.14%	10.44%	8.48%	7.38%	7.88%
Tier 1 risk-based capital ratio	14.85	14.33	11.10	9.82	9.93
Total risk-based capital ratio	16.12	15.60	13.69	12.30	12.41
Capital Ratios - Bank
Leverage Ratio	8.63%	9.01%	9.97%	8.83%	9.54%
Tier 1 risk-based capital ratio	11.51	12.36	13.04	11.75	12.02
Total risk-based capital ratio	14.18	15.05	14.30	13.01	13.27

Annual Report Page 74