Form 10-K, Exhibit 13
period 2013-12-31
UNITY BANCORP INC /NJ/
filed 2014-03-06
CIK 920427

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

Results of Operations

Net income available to common shareholders totaled $4.1 million, or $0.53 per diluted share for the year ended December 31, 2013, compared to $2.6 million, or $0.34 per diluted share for the year ended December 31, 2012.  The 56.2 percent increase in net income available to common shareholders was the product of our strategic initiatives, which include expansion of our in-market loan and retail deposit relationships, a lower provision for loan losses due to improving credit quality and controlling noninterest expenses.

In 2013, the Company redeemed the $20.6 million in preferred stock and repurchased the warrant to purchase 764,778 common shares issued in connection with participation in the Treasury’s Capital Purchase Program (“CPP”).  The redemption of the preferred stock eliminated the related dividend expense which was set to increase from 5 percent to 9 percent in December 2013.  In addition, our capital ratios continued to denote a “well-capitalized” status after the repayment of the preferred stock and the repurchase of the warrant.

Additional highlights for the year include:

×	15.6 percent increase in total loans driven by a 37.8 percent increase in residential mortgage loans and a 20.5 percent increase in commercial loans.
×	13.9 percent increase in total deposits with an 18.9 percent increase in noninterest-bearing demand deposits.
×	Improved credit quality resulted in lower loan loss provisions. Net charge-offs decreased 29.0 percent while nonperforming assets declined 17.5 percent.
×	Continued expense management. Loan collection related expenses remain elevated.
×	Purchase of three of our previously leased branches which will result in future cost savings.

The Company's performance ratios for the past two years are listed in the following table:

	For the years ended December 31,
	2013	2012
Net income per common share - Basic (1)	$0.55	$0.35
Net income per common share - Diluted (1)	$0.53	$0.34
Return on average assets	0.61%	0.53%
Return on average equity (2)	7.22%	4.80%
Efficiency ratio	71.34%	71.06%
(1)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
(2)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders' equity (excluding preferred stock).

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

Tax-equivalent net interest income amounted to $27.6 million in 2013,  remaining relatively flat when compared to 2012.  The Company’s net interest margin decreased 9 basis points from 3.62 percent in 2012 to 3.53 percent in 2013.  The net interest spread was 3.34 percent, a 5 basis point decrease from 3.39 percent in 2012.

During 2013, tax-equivalent interest income was $34.2 million, a decrease of $1.3 million or 3.5 percent when compared to 2012.  This decrease was driven by the lower average yield on earning assets, partially offset by a shift in the mix of earning assets as average loans increased:

·

Of the $1.3 million decrease in interest income on a tax-equivalent basis, $2.8 million was attributed to reduced yields on average interest-earning assets, partially offset by a $1.6 million increase in interest income due to the increased volume of average loans.

·

The yield on interest-earning assets decreased 26 basis points to 4.37 percent in 2013 due to continued re-pricing in a lower overall interest rate environment.  Yields on most earning assets, particularly those with variable rates, fell due to the continued low market rates.

·

The average volume of interest-earning assets increased $19.3  million to $783.7 million in 2013 compared to $764.4 million in 2012.  This was due primarily to a $32.8 million increase in average loans, partially offset by a  $9.4 million decrease in federal funds sold and interest-bearing deposits and a $4.1 million increase in average investment securities.

Total interest expense was $6.5 million in 2013, a decrease of $1.2 million or 16.0 percent compared to 2012.  This decrease was driven by the continued low overall interest rate environment, but partially offset by an increase in the average volume of interest-bearing liabilities:

·

Of the $1.2 million decrease in interest expense, $1.5 million was due to a decrease in the rates paid on interest-bearing liabilities, partially offset by a $210 thousand increase in interest expense due to an increase in the volume of average interest-bearing liabilities.

·

The average cost of interest-bearing liabilities decreased 21 basis points to 1.03 percent, primarily due to the re-pricing of deposits in a lower interest rate environment.  The cost of interest-bearing deposits decreased 23 basis points to 0.61 percent and the cost of borrowed funds and subordinated debentures decreased 10 basis points to 3.50 percent in 2013.

·

Interest-bearing liabilities averaged $633.8 million in 2013, an increase of $14.1 million or 2.3  percent, compared to 2012.  The increase in interest-bearing liabilities was a result of an increase in average interest-bearing demand deposits and time deposits, partially offset by a decrease in average savings deposits.

Our net interest income continues to be impacted by the sustained low interest rate environment.  The Federal Open Market Committee (“FOMC”) of the Federal Reserve Board forecasts the overnight federal funds rate will continue to remain at 25 basis points as long as the unemployment rate remains above 6.5 percent, the personal consumption expenditures index is no more than a half percentage point above the Committee’s two percent longer-run goal, and longer-term inflation expectations continue to be well-anchored.  This rate environment has resulted in a tighter net interest margin as our earning assets continue to re-price at lower rates. Partially offsetting these declines are lower funding costs; however, the reduction in yield on earning assets is anticipated to exceed the benefits of further declines in the cost of funds from already low levels.

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

Consolidated Average Balance Sheets

 (Dollar amounts in thousands, interest amounts and interest rates/yields on a fully tax-equivalent basis)

For the years ended December 31,	2013			2012
	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits	$39,971	$39	0.10%	$49,355	$72	0.15%
Federal Home Loan Bank stock	4,007	159	3.97	4,015	189	4.71
Securities:
Taxable	93,132	2,443	2.62	100,365	2,823	2.81
Tax-exempt	18,587	681	3.66	15,455	701	4.54
Total securities (A)	111,719	3,124	2.79	115,820	3,524	3.04
Loans, net of unearned discount:
SBA loans	60,891	2,660	4.37	68,536	3,430	5.00
SBA 504 loans	37,920	1,911	5.04	46,153	2,645	5.73
Commercial loans	328,229	17,322	5.28	299,820	16,982	5.66
Residential mortgage loans	155,237	7,013	4.52	134,214	6,445	4.80
Consumer loans	45,705	1,947	4.26	46,487	2,144	4.61
Total loans (B)	627,982	30,853	4.92	595,210	31,646	5.31
Total interest-earning assets	$783,679	$34,175	4.37%	$764,400	$35,431	4.63%

Noninterest-earning assets:
Cash and due from banks	22,728			16,665
Allowance for loan losses	(14,423)			(16,458)
Other assets	41,688			39,625
Total noninterest-earning assets	49,993			39,832
Total assets	$833,672			$804,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$118,289	$383	0.32%	$108,825	$486	0.45%
Savings deposits	277,891	710	0.26	282,115	1,185	0.42
Time deposits	146,115	2,191	1.50	138,233	2,796	2.02
Total interest-bearing deposits	542,295	3,284	0.61	529,173	4,467	0.84
Borrowed funds and subordinated debentures	91,475	3,245	3.50	90,473	3,307	3.60
Total interest-bearing liabilities	$633,770	$6,529	1.03%	$619,646	$7,774	1.24%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	130,768			106,412
Other liabilities	3,164			3,335
Total noninterest-bearing liabilities	133,932			109,747
Total shareholders' equity	65,970			74,839
Total liabilities and shareholders' equity	$833,672			$804,232

Net interest spread		$27,646	3.34%		$27,657	3.39%
Tax-equivalent basis adjustment		(221)			(228)
Net interest income		$27,425			$27,429
Net interest margin			3.53%			3.62%
(A)

Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

(B)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

2011			2010			2009
Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield

$50,574	$61	0.12%	$35,349	$87	0.25%	$27,163	$117	0.43%
4,120	183	4.44	4,646	235	5.06	5,061	277	5.47

99,825	3,537	3.54	137,475	5,205	3.79	161,726	7,400	4.58
12,750	672	5.27	5,005	297	5.93	6,103	382	6.26
112,575	4,209	3.74	142,480	5,502	3.86	167,829	7,782	4.64

82,177	4,665	5.68	95,353	5,264	5.52	103,031	6,246	6.06
58,010	3,482	6.00	66,767	4,305	6.45	73,517	4,821	6.56
284,183	17,492	6.16	285,771	18,130	6.34	301,340	19,881	6.60
133,477	7,107	5.32	132,414	7,684	5.80	126,474	7,252	5.73
51,830	2,542	4.90	58,200	2,926	5.03	62,481	3,160	5.06
609,677	35,288	5.79	638,505	38,309	6.00	666,843	41,360	6.20
$776,946	$39,741	5.12%	$820,980	$44,133	5.38%	$866,896	$49,536	5.71%

16,105			20,672			18,948
(16,198)			(14,667)			(11,721)
40,528			41,817			33,913
40,435			47,822			41,140
$817,381			$868,802			$908,036

$103,574	$571	0.55%	$100,729	$737	0.73%	$89,500	$1,063	1.19%
287,769	2,202	0.77	289,156	2,829	0.98	214,274	3,574	1.67
166,836	4,067	2.44	216,488	6,173	2.85	341,233	12,523	3.67
558,179	6,840	1.23	606,373	9,739	1.61	645,007	17,160	2.66
90,465	3,711	4.05	101,449	4,296	4.18	112,403	4,422	3.88
$648,644	$10,551	1.62%	$707,822	$14,035	1.97%	$757,410	$21,582	2.84%

93,875			87,684			79,252
3,607			4,174			4,313
97,482			91,858			83,565
71,255			69,122			67,061
$817,381			$868,802			$908,036

	$29,190	3.50%		$30,098	3.41%		$27,954	2.87%
	(218)			(98)			(126)
	$28,972			$30,000			$27,828
		3.76%			3.67%			3.22%

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

	For the years ended December 31,
	2013 versus 2012			2012 versus 2011
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and interest-bearing deposits	$(12)	$(21)	$(33)	$(1)	$12	$11
Federal Home Loan Bank stock	-	(30)	(30)	(5)	11	6
Securities	(67)	(333)	(400)	131	(816)	(685)
Net loans	1,658	(2,451)	(793)	(675)	(2,967)	(3,642)
Total interest income	$1,579	$(2,835)	$(1,256)	$(550)	$(3,760)	$(4,310)
Interest expense:
Interest-bearing demand deposits	$42	$(145)	$(103)	$27	$(112)	$(85)
Savings deposits	(18)	(457)	(475)	(43)	(974)	(1,017)
Time deposits	151	(756)	(605)	(634)	(637)	(1,271)
Total interest-bearing deposits	175	(1,358)	(1,183)	(650)	(1,723)	(2,373)
Borrowed funds and subordinated debentures	35	(97)	(62)	-	(404)	(404)
Total interest expense	210	(1,455)	(1,245)	(650)	(2,127)	(2,777)
Net interest income - fully tax-equivalent	$1,369	$(1,380)	$(11)	$100	$(1,633)	$(1,533)
Decrease (increase) in tax-equivalent adjustment			7			(10)
Net interest income			$(4)			$(1,543)

Provision for Loan Losses

The provision for loan losses totaled $2.4 million for 2013, a decrease of $1.7 million compared to $4.0 million for 2012.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio.  Additional information may be found under the captions “Financial Condition - Asset Quality” and “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.”  The current provision is considered appropriate based upon management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income

The following table shows the components of noninterest income for the past two years:

	For the years ended December 31,
(In thousands)	2013	2012
Branch fee income	$1,505	$1,528
Service and loan fee income	1,370	1,252
Gain on sale of SBA loans held for sale, net	628	688
Gain on sale of mortgage loans, net	1,650	2,274
BOLI income	347	296
Net security gains	390	573
Other income	714	727
Total noninterest income	$6,604	$7,338

Noninterest income was $6.6 million for 2013, a $734 thousand decrease compared to $7.3 million for 2012.  This decrease was driven primarily by lower levels of gains on the sale of residential mortgage loans, as more loans were retained in the portfolio.

Changes in our noninterest income reflect:

·

Branch fee income, which consists of deposit service charges and overdraft fees, decreased $23 thousand from the prior year, due to decreased overdraft fees, partially offset by an increase in commercial checking analysis fees.

·

Service and loan fee income increased $118 thousand in 2013, due to increased loan payoff charges, mortgage application fees, and loan processing fee income, partially offset by a decrease in servicing income.

·

Net gains on the sale of SBA loans decreased $60 thousand to $628 thousand in 2013 due to a lower volume of sales.  In 2013, $6.3 million in SBA loans were sold compared to $6.8 million in the prior year.

·

Net gains on sales of residential mortgage loans decreased $624 thousand in 2013 due to a lower volume of loan sales.  In 2013, $78.4 million in residential mortgage loans were sold compared to $105.5 million in 2012.

·	BOLI income increased $51 thousand to $347 thousand in 2013 compared to $296 thousand in 2012. This increase was due to the purchase of $3.0 million in additional BOLI in 2013.
·

Net gains on the sale of securities totaled $390 thousand and $573 thousand in 2013 and 2012, respectively.  For additional information on securities, see Note 4 to the Consolidated Financial Statements.

·	Other income totaled $714 thousand and $727 thousand in 2013 and 2012, respectively, which includes check card related income and miscellaneous service charges.

Noninterest Expense

The following table presents a breakdown of noninterest expense for the past two years:

	For the years ended December 31,
(In thousands)	2013	2012
Compensation and benefits	$12,251	$12,560
Occupancy	2,571	2,722
Processing and communications	2,309	2,180
Furniture and equipment	1,478	1,480
Professional services	828	789
Loan collection costs	822	682
OREO expenses	458	483
Deposit insurance	666	664
Advertising	747	839
Other expenses	1,867	1,898
Total noninterest expense	$23,997	$24,297

Noninterest expense totaled $24.0 million for the year ended December 31, 2013, a decrease of $300 thousand when compared to $24.3 million in 2012.

Changes in noninterest expense reflect:

·

Compensation and benefits expense, the largest component of noninterest expense, decreased $309 thousand for the year ended December 31, 2013, when compared to the same period in 2012.  The decrease was primarily due to lower mortgage commissions, medical benefits expense and salary expense, partially offset by increased incentive compensation expenses.

·

Occupancy expense decreased $151 thousand in 2013, when compared to 2012 due to lower rental expense as a result of the purchase of three of our branches in the first quarter of 2013.  These savings were partially offset by higher depreciation, property tax and seasonal snow removal costs.

·	Processing and communications expenses increased $129 thousand in 2013 due to higher merchant services, check casher expenses, electronic banking, and internet access expense.
·	Furniture and equipment expense remained relatively flat at $1.5 million for the years ended 2013 and 2012.
·	Professional service fees increased $39 thousand in 2013, due to higher internal audit, legal, and supervisory exam expenses, partially offset by decreased consulting expense.
·	Loan collection costs increased $140 thousand in 2013, primarily due to higher forced place insurance and appraisal expenses.
·	OREO costs, such as losses on sales, property taxes, and maintenance expenses, decreased $25 thousand in 2013 when compared to 2012.
·	Deposit insurance expense remained relatively flat with expenses of $666 thousand and $664 thousand in 2013 and 2012, respectively.
·	Advertising expenses, such as promotional activities and events, decreased $92 thousand for the year ended December 31, 2013.
·	Other expenses decreased $31 thousand in 2013, primarily due to lower retail losses, partially offset by higher director fees.

Income Tax Expense

For 2013, the Company reported income tax expense of $2.6 million for an effective tax rate of 33.4 percent, compared to an income tax expense of $2.2 million and an effective tax rate of 34.4  percent in 2012.

Financial Condition

Total assets increased $101.4 million or 12.4 percent, to $921.1 million at December 31, 2013, compared to $819.7 million at December 31, 2012.  This increase was primarily due to increases of $91.7 million in loans, $5.2 million in cash and cash equivalents, $3.6 million in premises and equipment, and $3.3 million in bank owned life insurance (“BOLI”), partially offset by a $3.5 million decrease in securities.  Total deposits increased $89.9 million, due to increases of $80.4 million in time deposits, $21.6 million in noninterest-bearing demand deposits, and $16.0 million in interest-bearing demand deposits, partially offset a decrease of $28.0 million in savings deposits. Borrowed funds and subordinated debentures increased due to an overnight borrowing at December 31, 2013 of $32.0 million.  Total shareholders’ equity decreased $20.3 million from year-end 2012, primarily due to the repurchase of $20.6 million of preferred stock issued as part of the Treasury’s Capital Purchase Program, the repurchase of the U.S. Treasury’s common stock purchase warrant for $2.7 million, and declines in the market value of securities, partially offset by net income from operations.  These fluctuations are discussed in further detail in the sections that follow.

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

AFS securities totaled $81.1 million at December 31, 2013, a decrease of $8.4 million or 9.4 percent, compared to $89.5 million at December 31, 2012.  This net decrease was the result of

·	$22.2 million in principal payments, maturities and called bonds,
·	$11.8 million in sales, net of realized gains, which consisted of asset-backed securities, corporate bonds, and mortgage-backed securities,
·

$3.0 million of depreciation in the market value of the portfolio.  At December 31, 2013, the portfolio had net unrealized losses of $778 thousand compared to a net unrealized gain of $2.2 million at December 31, 2012.  These net unrealized gains (losses) are reflected net of tax in shareholders’ equity as accumulated other comprehensive income (loss), and

·	$548 thousand in net amortization of premiums, partially offset by
·	$29.1 million in purchases, primarily of mortgage-backed securities and municipal securities.

The weighted average life of AFS securities, adjusted for prepayments, amounted to 5.4 years and 3.5 years at December 31, 2013 and 2012, respectively.

HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity.  The portfolio is comprised of obligations of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, and corporate and other securities.

HTM securities were $26.4 million at December 31, 2013, an increase of $4.9 million or 22.6 percent, from year-end 2012.  This net increase was the result of:

·	$9.9 million in purchases consisting of four mortgage-backed securities, one municipal security, one agency, and one corporate bond, partially offset by
·	$4.8 million in principal payments and maturities, and
·	$165 thousand in net amortization of premiums.

The weighted average life of HTM securities, adjusted for prepayments, amounted to 8.5 years and 6.5 years at December 31, 2013 and 2012, respectively.    As of December 31, 2013 and December 31, 2012, the fair value of HTM securities was $25.5 million and $22.7 million, respectively.

The average balance of taxable securities amounted to $93.1 million in 2013  compared to $100.4 million in 2012.   The average yield earned on taxable securities decreased 19 basis points to 2.62 percent in 2013, from 2.81 percent in 2012.  The average balance of tax-exempt securities amounted to $18.6 million in 2013  compared to $15.5 million in 2012.   The average yield earned on tax-exempt securities decreased 88 basis points to 3.66 percent in 2013, from 4.54 percent in 2012.

Securities with a carrying value of $74.5 million and $78.4 million at December 31, 2013 and December 31, 2012, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.

Approximately 88 percent of the total investment portfolio had a fixed rate of interest at December 31, 2013, compared to 82 percent at December 31, 2012.

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

Total loans increased $91.7 million or 15.6 percent to $678.7 million at December 31, 2013, compared to $587.0 million at year-end 2012.  Commercial loans and residential mortgages increased $61.8 million and $50.0 million, respectively, partially offset by declines in all other loan categories.

The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses at December 31st for the past five years:

	2013		2012		2011		2010		2009
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
SBA loans held for investment	$48,918	7.2%	$58,593	10.0%	$64,175	10.8%	$75,741	12.3%	$77,844	11.8%
SBA 504 loans	31,564	4.7	41,438	7.1	55,108	9.3	64,276	10.4	70,683	10.8
Commercial loans	363,340	53.5	301,564	51.3	283,104	47.8	281,205	45.7	293,739	44.6
Residential mortgage loans	182,067	26.8	132,094	22.5	134,090	22.6	128,400	20.8	133,059	20.3
Consumer loans	46,139	6.8	46,410	7.9	48,447	8.2	55,917	9.1	60,285	9.2
Total loans held for investment	672,028	99.0	580,099	98.8	584,924	98.7	605,539	98.3	635,610	96.7
SBA loans held for sale	6,673	1.0	6,937	1.2	7,668	1.3	10,397	1.7	21,406	3.3
Total loans	$678,701	100.0%	$587,036	100.0%	$592,592	100.0%	$615,936	100.0%	$657,016	100.0%

Average loans increased $32.8 million or 5.5 percent from $595.2 million in 2012, to $628.0 million in 2013.  The increase in average loans was due to increases in commercial and residential mortgage loans partially offset by decreases in all other portfolio types.  The yield on the overall loan portfolio fell 39 basis points to 4.92 percent for the year ended December 31, 2013, compared to 5.31 percent for the prior year.  This decrease was the result of new loan volume at lower rates and existing variable rate loan products repricing lower as rates remain low.

SBA 7(a) loans, on which the SBA historically has provided guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company than its other loan products.  These loans are made for the purposes of providing working capital, financing the purchase of equipment, inventory or commercial real estate.  Generally, an SBA 7(a) loan has a deficiency in its credit profile that would not allow the borrower to qualify for a traditional commercial loan, which is why the government provides the guarantee.  The deficiency may be a higher loan to value (“LTV”) ratio, lower debt service coverage (“DSC”) ratio or weak personal financial guarantees.  In addition, many SBA 7(a) loans are for start up businesses where there is no history or financial information.  Finally, many SBA borrowers do not have an ongoing and continuous banking relationship with the Bank, but merely work with the Bank on a single transaction.  The guaranteed portion of the Company’s SBA loans is generally sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.

SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $6.7  million at December 31, 2013, a decrease of $264 thousand from December 31, 2012.  SBA 7(a) loans held for investment amounted to $48.9 million at December 31, 2013, a decrease of $9.7 million from $58.6 million at December 31, 2012.  The yield on SBA loans, which are generally floating and adjust quarterly to the Prime rate, was 4.37 percent for the year ended December 31, 2013, compared to 5.00 percent in the prior year.

The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent at origination.  The guarantee rates are determined by the SBA and can vary from year to year depending on government funding and the goals of the SBA program.  The carrying value of SBA loans held for sale represents the guaranteed portion to be sold into the secondary market.  The carrying value of SBA loans held for investment represents the unguaranteed portion, which is the Company's portion of SBA loans originated, reduced by the guaranteed portion that is sold into the secondary market.  Approximately $96.4 million and $109.9 million in SBA loans were sold but serviced by the Company at December 31, 2013 and December 31, 2012, respectively, and are not included on the Company’s balance sheet.  There is no direct relationship or correlation between the guarantee percentages and the level of charge-offs and recoveries on the Company’s SBA 7(a) loans.  Charge-offs taken on SBA 7(a) loans effect the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards irrespective of the guarantee percentage.

The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  Generally, the Company has a 50 percent LTV ratio on SBA 504 program loans at origination.  At December 31, 2013, SBA 504 loans totaled $31.6 million, a decrease of $9.9 million from $41.4 million at December 31, 2012.  The yield on SBA 504 loans fell 69 basis points to 5.04 percent for the year ended December 31, 2013 from 5.73 percent in 2012, due primarily to paydowns on higher yielding SBA 504 loans.

Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  These loans amounted to $363.3 million at December 31, 2013, an increase of $61.8 million from year-end 2012.  The yield on commercial loans was 5.28 percent for 2013,  compared to 5.66 percent in 2012 due to the low rate environment.

Residential mortgage loans consist of loans secured by 1 to 4 family residential properties.  These loans amounted to $182.1 million at December 31, 2013, an increase of $50.0 million from year-end 2012.  Sales of mortgage loans totaled $78.4 million for 2013.  The yield on residential mortgages was 4.52 percent for 2013, compared to 4.80 percent for 2012.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.  These loans amounted to $46.1 million at December 31, 2013, a decrease of $271 thousand from December 31, 2012.  The yield on consumer loans was 4.26 percent for 2013, compared to 4.61 percent for 2012.

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

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of fixed and floating interest rates at December 31, 2013:

	December 31, 2013
(In thousands)	One year or less	One to five years	Over five years	Total
SBA loans	$45,157	$6,480	$3,954	$55,591
SBA 504 loans	8,337	21,973	1,254	31,564
Commercial loans
Commercial other	7,336	9,778	20,497	37,611
Commercial real estate	21,234	190,032	106,205	317,471
Commercial real estate construction	2,524	175	5,559	8,258
Total	$84,588	$228,438	$137,469	$450,495
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$125,775
Floating or adjustable interest rates				240,132
Total				$365,907

For additional information on loans, see Note 5 to the Consolidated Financial Statements.

Troubled Debt Restructurings

Troubled debt restructurings (“TDRs”) occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider.  These concessions typically include reductions in interest rate, extending the maturity of a loan, other modifications of payment terms, or a combination of modifications.  When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or charge-off to the allowance.  This process is used, regardless of loan type, and for loans modified as TDRs that subsequently default on their modified terms.

At December 31, 2013, there were ten loans totaling $7.9 million that were classified as TDRs by the Company and are deemed impaired, compared to sixteen loans totaling $14.7 million at December 31, 2012.  Nonperforming loans included $467 thousand of TDRs as of December 31, 2013, compared to $1.1 million at December 31, 2012.  Restructured loans that are placed in nonaccrual status may be removed after six months of contractual payments and the business showing the ability to service the debt going forward.  The remaining TDRs are in accrual status since they are performing in accordance with the restructured terms.  There are no commitments to lend additional funds on these loans.  The following table presents a breakdown of performing and nonperforming TDRs by class as of December 31st for the past two years:

	December 31, 2013			December 31, 2012
(In thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs	Performing TDRs	Nonperforming TDRs	Total TDRs
SBA loans held for investment	$534	$467	$1,001	$929	$126	$1,055
SBA 504 loans	1,827	-	1,827	4,290	-	4,290
Commercial loans
Commercial other	-	-	-	949	-	949
Commercial real estate	5,091	-	5,091	7,408	961	8,369
Total	$7,452	$467	$7,919	$13,576	$1,087	$14,663

Through December 31, 2013, our TDRs consisted of interest rate reductions, interest or principal only periods and maturity extensions.  There has been no principal forgiveness.  The following table shows the types of modifications done to date by class through December 31, 2013 for loans still in the portfolio:

	December 31, 2013
(In thousands)	SBA held for investment	SBA 504	Commercial real estate	Total
Type of modification:
Principal only	$22	$-	$-	$22
Interest only with reduced interest rate	-	-	2,684	2,684
Interest only with nominal principal	95	-	-	95
Interest with extra principal	-	-	1,539	1,539
Previously modified back to original terms	884	1,827	868	3,579
Total TDRs	$1,001	$1,827	$5,091	$7,919

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

The following table sets forth information concerning nonperforming assets and loans past due 90 days or more and still accruing interest at December 31st for the past five years:

(In thousands, except percentages)	2013	2012	2011	2010	2009
Nonperforming by category:
SBA loans held for investment (1)	$2,746	$4,633	$5,859	$8,162	$6,559
SBA 504 loans	1,101	2,562	2,086	2,714	5,575
Commercial loans	4,029	4,445	8,519	5,452	7,397
Residential mortgage loans	5,727	5,511	6,037	5,085	5,578
Consumer loans	1,680	317	268	249	387
Total nonperforming loans (2)	$15,283	$17,468	$22,769	$21,662	$25,496
OREO	633	1,826	3,032	2,346	1,530
Total nonperforming assets	$15,916	$19,294	$25,801	$24,008	$27,026
Past due 90 days or more and still accruing interest:
SBA loans held for investment	$-	$-	$246	$374	$592
Commercial loans	14	109	1,141	-	469
Residential mortgage loans	5	-	36	-	1,196
Consumer loans	-	-	988	-	29
Total past due 90 days or more and still accruing interest	$19	$109	$2,411	$374	$2,286
Nonperforming loans to total loans	2.25%	2.98%	3.84%	3.52%	3.88%
Nonperforming loans and TDRs to total loans (3)	3.35	5.29	6.78	5.80	4.88
Nonperforming assets to total loans and OREO	2.34	3.28	4.33	3.88	4.10
Nonperforming assets to total assets	1.73	2.35	3.18	2.93	2.90
(1) Guaranteed SBA loans included above	$540	$1,849	$939	$2,706	$1,931
(2) Nonperforming TDRs included above	467	1,087	3,645	-	-
(3) Performing TDRs	7,452	13,576	17,436	14,081	6,576

The state of the economy impacts the Company’s level of delinquent and nonperforming loans by putting a strain on the Company’s borrowers and their ability to pay their loan obligations.  Consequently, the Company’s nonperforming loans remain at an elevated level.  The majority of the Company’s nonaccrual loans are related to pre-2008 loan originations and their ongoing collection efforts.

Nonperforming loans were $15.3 million at December 31, 2013, a $2.2 million decrease from $17.5 million at year-end 2012.  Since year-end 2012, nonperforming loans in the SBA, SBA 504 and commercial loan segments decreased, partially offset by an increase in nonperforming loans in the residential mortgage and consumer loan segments.  Included in nonperforming loans at December 31, 2013 are approximately $540 thousand of loans guaranteed by the SBA, compared to $1.8 million at December 31, 2012.  In addition, there were $19 thousand in loans past due 90 days or more and still accruing interest at December 31, 2013, compared to $109 thousand at December 31, 2012.

Other real estate owned (“OREO”) properties totaled $633 thousand at December 31, 2013, a decrease of $1.2 million from $1.8 million at year-end 2012.  During 2013, the Company took title to four properties totaling $1.2 million and recorded valuation adjustments of $255 thousand on two existing OREO properties.  The Company sold twelve OREO properties, resulting in a net loss of $535 thousand on the sales.

The Company also monitors potential problem loans.  Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $5.7 million at December 31, 2013, an increase of $2.2 million from $3.5 million at December 31, 2012.  The increase is due to the addition of twelve loans totaling $9.5 million during the year, partially offset by the removal of thirteen loans totaling $7.3 million.

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

When calculating the five-year historical net charge-off rate, the Company weights the past three years more heavily as it believes they are more indicative of future charge-offs.  All of the environmental factors are ranked and assigned a basis points value based on the following scale: low, low moderate, moderate, high moderate, and high risk.  The factors are evaluated separately for each type of loan.  For example, commercial loans are broken down further into commercial and industrial loans, commercial mortgages, construction loans, etc.  Each type of loan is risk weighted for each environmental factor based on its individual characteristics.

According to the Company’s policy, a loss (“charge-off”) is to be recognized and charged to the allowance for loan losses as soon as a loan is recognized as uncollectable.  All credits which are 90 days past due must be analyzed for the Company's ability to collect on the credit.  Once a loss is known to exist, the charge-off approval process is immediately expedited.

Beginning in 2012 and continuing in 2013, the Company has decreased its loan loss provision in response to improvements in the inherent credit risk within its loan portfolio.  The improved inherent credit risk was evidenced by a decrease in delinquent, nonperforming loans and substandard credits, as the economy continued to improve.

The allowance for loan losses totaled $13.1 million at December 31, 2013, compared to $14.8 million at December 31, 2012, with resulting allowance to total loan ratios of 1.94 percent and 2.51 percent, respectively.  Net charge-offs amounted to $4.0 million for 2013, compared to $5.6 million for 2012.  The following table is a summary of the changes to the allowance for loan losses for the past five years, including net charge-offs to average loan ratios for each major loan category:

	For the years ended December 31,
(In thousands, except percentages)	2013	2012	2011	2010	2009
Balance, beginning of year	$14,758	$16,348	$14,364	$13,842	$10,326
Provision charged to expense	2,350	4,000	6,800	7,250	8,000
Charge-offs:
SBA loans held for investment	1,076	1,332	2,348	1,351	1,874
SBA 504 loans	1,193	808	950	1,548	812
Commercial loans	1,392	3,504	1,809	3,627	1,845
Residential mortgage loans	375	824	215	500	216
Consumer loans	588	56	177	245	27
Total charge-offs	4,624	6,524	5,499	7,271	4,774
Recoveries:
SBA loans held for investment	250	518	216	243	123
SBA 504 loans	182	108	77	-	27
Commercial loans	204	306	330	296	134
Residential mortgage loans	17	-	54	-	-
Consumer loans	4	2	6	4	6
Total recoveries	657	934	683	543	290
Total net charge-offs	3,967	5,590	4,816	6,728	4,484
Balance, end of year	$13,141	$14,758	$16,348	$14,364	$13,842
Selected loan quality ratios:
Net charge-offs to average loans:
SBA loans held for investment	1.36%	1.19%	2.59%	1.16%	1.70%
SBA 504 loans	2.67	1.52	1.50	2.32	1.07
Commercial loans	0.36	1.07	0.52	1.17	0.57
Residential mortgage loans	0.23	0.61	0.12	0.38	0.17
Consumer loans	1.28	0.12	0.33	0.41	0.03
Total loans	0.63	0.94	0.79	1.05	0.67
Allowance to total loans	1.94	2.51	2.76	2.33	2.11
Allowance to nonperforming loans	85.98	84.49	71.80	66.31	54.29

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

	2013		2012		2011		2010		2009
(In thousands, except percentages)	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans
Balance applicable to:
SBA loans held for investment	$2,587	7.2%	$3,378	10.0%	$4,088	10.8%	$4,198	12.3%	$3,247	11.8%
SBA 504 loans	957	4.7	1,312	7.1	1,423	9.3	1,551	10.4	1,872	10.8
Commercial loans	6,840	53.5	7,091	51.3	8,129	47.8	6,011	45.7	6,013	44.6
Residential mortgage loans	2,132	26.8	1,769	22.5	1,703	22.6	1,679	20.8	1,615	20.3
Consumer loans	573	6.8	524	7.9	536	8.2	586	9.1	632	9.2
Unallocated	52	-	684	-	469	-	339	-	463	-
Total loans held for investment	13,141	99.0	14,758	98.8	16,348	98.7	14,364	98.3	13,842	96.7
SBA loans held for sale	-	1.0	-	1.2	-	1.3	-	1.7	-	3.3
Total loans	$13,141	100.0%	$14,758	100.0%	$16,348	100.0%	$14,364	100.0%	$13,842	100.0%

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is maintained in other liabilities.  At December 31, 2013, a $103 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to an  $87 thousand commitment reserve at December 31, 2012.

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

The following table shows period-end deposits and the concentration of each category of deposits for the past three years:

	2013		2012		2011
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
Noninterest-bearing demand deposits	$136,035	18.4%	$114,424	17.6%	$101,193	15.7%
Interest-bearing demand deposits	130,806	17.7	114,838	17.7	104,749	16.3
Savings deposits	266,503	36.1	294,533	45.4	278,603	43.2
Time deposits	205,354	27.8	124,965	19.3	159,426	24.8
Total deposits	$738,698	100.0%	$648,760	100.0%	$643,971	100.0%

Total deposits increased $89.9 million to $738.7 million at December 31, 2013, from $648.8 million at December 31, 2012.  This increase in deposits was due to increases of $80.4 million, $21.6 million and $16.0 million in time deposits, noninterest-bearing demand deposits and interest-bearing demand deposits, respectively, partially offset by a decrease of $28.0 million in savings deposits.

The Company’s deposit composition at December 31, 2013, consisted of 36.1 percent savings deposits, 27.8 percent time deposits, 18.4 percent noninterest-bearing demand deposits and 17.7 percent interest-bearing demand deposits.  This shift in deposit mix from December 31, 2012 reflects a 9.3 percent decline in savings deposits, an 8.5 percent increase in time deposits, and a 0.8 percent increase in noninterest-bearing demand deposits.

The decline in savings deposits and the increase in time deposits were the result of a Company promotion to increase the Company’s certificate of deposit (“CD”) holdings to provide a more secure source of liquidity.  The increase in time deposits included $26.3 million of new brokered CD funds, of which $16.7 million is set to mature in 2016 and the remaining $17.3 million is set to mature in 2018.  The increase also includes $21.8 million in new CDs generated from a service that offers our CDs to other financial institutions (i.e. banks and credit unions).  The increase in noninterest-bearing and interest-bearing demand deposits was the result of continued sales initiatives and efforts by branch personnel to bring in deposit relationships.  Total municipal deposits increased $8.3 million from prior year-end, with municipal interest-bearing demand deposits and time deposits up $16.3 million and $1.1 million, respectively, partially offset by a decline of $9.3 million in municipal savings.

The following table shows average deposits and the concentration of each category of deposits for the past three years:

	For the years ended December 31,
	2013		2012		2011
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Average balance:
Noninterest-bearing demand deposits	$130,768	19.4%	$106,412	16.7%	$93,875	14.4%
Interest-bearing demand deposits	118,289	17.6	108,825	17.1	103,574	15.9
Savings deposits	277,891	41.3	282,115	44.5	287,769	44.1
Time deposits	146,115	21.7	138,233	21.7	166,836	25.6
Total deposits	$673,063	100.0%	$635,585	100.0%	$652,054	100.0%

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

Borrowed funds and subordinated debentures totaled $122.5 million and $90.5 million at December 31, 2013 and December 31, 2012, respectively, and are broken down in the following table:

(In thousands)	December 31, 2013	December 31, 2012
FHLB borrowings:
Fixed rate advances	$30,000	$30,000
Overnight advances	32,000	-
Repurchase agreements	30,000	30,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	15,465	15,465
Total borrowed funds and subordinated debentures	$122,465	$90,465

At December 31, 2013, the Company had $52.3 million of additional credit available at the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.

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

The following table sets forth the gap ratio at December 31, 2013.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

		Six	More than	More than	More than	More than
	Under	months	one year	three years	five years	ten years
	six	through	through	through	through	and not
(In thousands, except percentages)	months	one year	three years	five years	ten years	repricing	Total
Assets:
Cash and due from banks	$-	$-	$-	$-	$-	$24,272	$24,272
Federal funds sold and interest-bearing deposits	75,132	-	-	-	-	-	75,132
Federal Home Loan Bank stock	-	-	-	-	-	5,392	5,392
Securities	19,067	6,920	20,025	16,580	29,249	15,673	107,514
Loans	133,478	60,767	172,136	152,578	119,550	40,192	678,701
Other assets	-	-	-	-	-	30,107	30,107
Total assets	$227,677	$67,687	$192,161	$169,158	$148,799	$115,636	$921,118
Liabilities and shareholders' equity:
Noninterest-bearing demand deposits	$-	$-	$-	$-	$-	$136,035	$136,035
Savings and interest-bearing demand deposits	190,046	464	77,831	79,371	49,597	-	397,309
Time deposits	38,365	38,104	63,385	65,449	51	-	205,354
Borrowed funds and subordinated debentures	47,000	-	30,000	45,000	-	465	122,465
Other liabilities	-	-	-	-	-	2,782	2,782
Shareholders' equity	-	-	-	-	-	57,173	57,173
Total liabilities and shareholders' equity	$275,411	$38,568	$171,216	$189,820	$49,648	$196,455	$921,118
Gap	(47,734)	29,119	20,945	(20,662)	99,151	(80,819)	-
Cumulative gap	(47,734)	(18,615)	2,330	(18,332)	80,819	-	-
Cumulative gap to total assets	(5.2)%	(2.0)%	0.3%	(2.0)%	8.8%	-%	-

At December 31, 2013, there was a six-month liability-sensitive gap of $47.7 million and a one-year liability-sensitive gap of $18.6 million, as compared to asset-sensitive gaps of $12.3 million and $44.2 million at December 31, 2012.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.  For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by the RMC to correct the imbalance.  Simulations are typically created over a 12 to 24 month time horizon.  At December 31, 2013, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would decrease by approximately $90 thousand, or 0.3 percent.  A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $1.9 million or 6.6 percent.  These variances in net interest income are within the Board-approved guidelines of +/- 10 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Results falling outside prescribed ranges require action by the RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 15.1 percent in a rising rate environment and an increase of 6.2 percent in a falling rate environment at December 31, 2013.  At December 31, 2012, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 4.5 percent in a rising rate environment and a decline of 6.9 percent in a falling rate environment.  The variance in the EVPE at December 31, 2013 and 2012 is within Board-approved guidelines of +/- 25 percent.

Liquidity

Consolidated Bank Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due.  A bank’s liquidity reflects its ability to meet loan demand, to accommodate possible outflows in deposits and to take advantage of interest rate opportunities in the marketplace.  Our liquidity is monitored by management and the Board of Directors through a Risk Management Committee, which reviews historical funding requirements, our current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments.  Our goal is to maintain sufficient asset-based liquidity to cover potential funding requirements in order to minimize our dependence on volatile and potentially unstable funding markets.

The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of investment and loan principal, sales and maturities of investment securities and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit inflows and outflows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Consolidated Statement of Cash Flows provides detail on the Company’s sources and uses of cash, as well as an indication of the Company’s ability to maintain an adequate level of liquidity.  As the Consolidated Bank comprises the majority of the assets of the Company, this Consolidated Statement of Cash Flows is indicative of the Consolidated Bank’s activity.  At December 31, 2013, the balance of cash and cash equivalents was $99.4 million, an increase of $5.2 million from December 31, 2012.  A discussion of the cash provided by and used in operating, investing and financing activities follows.

Operating activities provided $11.4 million and $13.3 million in net cash for the years ended December 31, 2013 and 2012.  The primary sources of funds were net income from operations and adjustments to net income, such as the provision for loan losses, depreciation and amortization, and proceeds from the sale of mortgage and SBA loans held for sale, partially offset by originations of mortgage and SBA loans held for sale.

Investing activities used $104.0 million and $5.6 million in net cash for the years ended December 31, 2013 and 2012, respectively.  Cash was primarily used to purchase securities, equipment and BOLI and fund new loans, partially offset by cash inflows from maturities and pay downs on securities and proceeds from the sale of securities and OREO.

×

Securities.  The Consolidated Bank’s available for sale investment portfolio amounted to $81.0 million and $89.4 million at December 31, 2013 and December 31, 2012, respectively.  This excludes the Parent Company’s securities discussed under the heading “Parent Company Liquidity” below.  Projected cash flows from securities over the next twelve months are $12.6 million.

×

Loans.  The SBA loans held for sale portfolio amounted to $6.7 million and $6.9 million at December 31, 2013 and December 31, 2012, respectively.  Sales of these loans provide an additional source of liquidity for the Company.

×

Outstanding Commitments.  The Company was committed to advance approximately $103.2 million to its borrowers as of December 31, 2013, compared to $87.2 million at December 31, 2012.  At December 31, 2013, $45.6 million of these commitments expire within one year, compared to $40.1 million at December 31, 2012.  The Company had $1.4 million and $1.6 million in standby letters of credit at December 31, 2013 and December 31, 2012, respectively, which are included in the commitments amount noted above.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Financing activities provided $97.8 million and $3.9 million in net cash for the years ended December 31, 2013 and 2012, respectively, primarily due to an increase in the Company’s deposits and borrowings, partially offset by the Company’s redemption of preferred stock from the U.S. Treasury and the repurchase of the warrant from the U.S. Treasury.

×

Deposits.  As of December 31, 2013, deposits included $82.5 million of Government deposits, as compared to $74.2 million at year-end 2012. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $76.4 million of deposits from nine municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

×

Borrowed Funds.  Total FHLB borrowings amounted to $92.0 million and $60.0 million as of December 31, 2013 and 2012, respectively.  Third party repurchase agreements totaled $15.0 million as of both December 31, 2013 and December 31, 2012.  As a member of the Federal Home Loan Bank of New York (“FHLB”), the Company can borrow additional funds based on the market value of collateral pledged.  At December 31, 2013, pledging provided an additional $52.3 million in borrowing potential from the FHLB.  In addition, the Company can pledge additional collateral in the form of 1 to 4 family residential mortgages or investment securities to increase this line with the FHLB.

Parent Company Liquidity

The Parent Company’s cash needs are funded by dividends paid by the Bank.  Other than its investment in the Bank and Unity Statutory Trusts II and III, the Parent Company does not actively engage in other transactions or business.  Only expenses specifically for the benefit of the Parent Company are paid using its cash, which typically includes the payment of operating expenses and, prior to the redemption of the preferred stock issued as part of the CPP, cash dividends on the preferred stock issued to the U.S. Treasury.

At December 31, 2013, the Parent Company had $724 thousand in cash and cash equivalents and $166 thousand in investment securities valued at fair market value, compared to $11.9 million in cash and cash equivalents and $105 thousand in investment securities at December 31, 2012.  The decrease in cash at the Parent Company was primarily due to the repurchase of $20.6 million in preferred stock issued in connection with the Company’s participation in the Treasury’s Capital Purchase Program (“CPP”), and the $2.7 million repurchase of the warrant to purchase 764,788 shares of the Company’s common stock issued to the U.S. Department of the Treasury as part of the Company’s participation in the Treasury’s CPP.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities or payment periods of off-balance sheet arrangements and contractual obligations as of December 31, 2013:

	One year	One to	Three to	Over
(In thousands)	or less	three years	five years	five years	Total
Off-balance sheet arrangements:
Standby letters of credit	$1,399	$-	$-	$-	$1,399
Contractual obligations:
Time deposits	76,469	63,385	65,449	51	205,354
Borrowed funds and subordinated debentures	32,000	30,000	45,000	15,465	122,465
Operating lease obligations	670	1,098	891	-	2,659
Purchase obligations	1,104	2,208	92	-	3,404

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

Capital Adequacy

A significant measure of the strength of a financial institution is its capital base. Shareholders’ equity decreased $20.3 million to $57.2 million at December 31, 2013 compared to $77.5 million at December 31, 2012,  due primarily to the redemption of $20.6 million in perpetual preferred stock issued by the U.S. Treasury.  Other items impacting shareholders’ equity included net income of $5.1 million and $355 thousand from the issuance of common stock under employee benefit plans, partially offset by the completed $2.7 million repurchase of the warrant from the U.S. Treasury, $1.8 million of depreciation in the net unrealized gains on available for sale securities, $454 thousand in dividends accrued on preferred stock, and $188 thousand in dividends paid on common stock.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

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

During 2013, the Company repurchased the $20.6 million in preferred stock issued in connection with the CPP, and completed the $2.7 million repurchase of the warrant to purchase 764,788 shares of the Company’s common stock issued to the U.S. Department of the Treasury as a part of the CPP.  The following table summarizes the Company’s and the Bank’s risk-based capital and leverage ratios at December 31, 2013 and 2012, as well as the minimum regulatory capital ratios required for the Bank to be deemed “well-capitalized.”  The Company’s capital amounts and ratios reflect the capital decreases described above.

			Adequately	Well-
			capitalized	capitalized
Company	December 31, 2013	December 31, 2012	requirements	requirements
Leverage ratio	8.08%	11.14%	4.00%	N/A
Tier I risk-based capital ratio	10.74	14.85	4.00	N/A
Total risk-based capital ratio	11.99	16.12	8.00	N/A

			Adequately	Well-
			capitalized	capitalized
Bank	December 31, 2013	December 31, 2012	requirements	requirements
Leverage ratio	7.02%	8.63%	4.00%	5.00%
Tier I risk-based capital ratio	9.33	11.51	4.00	6.00
Total risk-based capital ratio	11.88	14.18	8.00	10.00

For additional information on regulatory capital, see Note 18 to the Consolidated Financial Statements.

Under regulations adopted in 2013 by the Board of Governors of the Federal Reserve System implementing Basel III, the Company and the Bank will face higher capital requirements in the future.  See Item 1. Business – Supervision and Regulation in the Company’s Annual Report on Form 10-K.

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

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2013, contains a summary of the Company’s significant accounting policies.  Management believes the Company’s policies with respect to the methodology for the determination of the other-than-temporary impairment on securities, servicing assets, allowance for loan losses, and income taxes involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters.  Changes in these judgments, assumptions or estimates could materially impact results of operations.  These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

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

The level of the allowance is based on management’s evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company’s market area, the volume and composition of the loan portfolio, and historical loan loss experience.  The allowance for loan losses consists of specific reserves for individually impaired credits and TDRs and reserves for nonimpaired loans based on historical loss factors and reserves based on general economic factors and other qualitative risk factors such as changes in delinquency trends, industry concentrations or local/national economic trends.  This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

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

Management’s Report on Internal Control

Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934.  Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Pursuant to the rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013 has not been attested to by McGladrey LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2013, as stated in their report which is included herein.

/s/ James A. Hughes

James A. Hughes

President and Chief Executive Officer

/s/ Alan J. Bedner

Alan J. Bedner

Executive Vice President and Chief Financial Officer

Report of Independent Registered Public

Accounting Firm

To the Board of Directors and Shareholders

Unity Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2013 and 2012, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years then ended.  These Consolidated Financial Statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

McGladrey LLP

Blue Bell, Pennsylvania

March 6, 2014

Consolidated Balance Sheets

(In thousands)	December 31, 2013	December 31, 2012
ASSETS
Cash and due from banks	$24,272	$23,705
Federal funds sold and interest-bearing deposits	75,132	70,487
Cash and cash equivalents	99,404	94,192
Securities:
Securities available for sale	81,133	89,538
Securities held to maturity (fair value of $25,549 and $22,741 in 2013 and 2012, respectively)	26,381	21,515
Total securities	107,514	111,053
Loans:
SBA loans held for sale	6,673	6,937
SBA loans held for investment	48,918	58,593
SBA 504 loans	31,564	41,438
Commercial loans	363,340	301,564
Residential mortgage loans	182,067	132,094
Consumer loans	46,139	46,410
Total loans	678,701	587,036
Allowance for loan losses	(13,141)	(14,758)
Net loans	665,560	572,278
Premises and equipment, net	15,672	12,062
Bank owned life insurance ("BOLI")	12,749	9,402
Deferred tax assets	6,752	5,954
Federal Home Loan Bank stock	5,392	3,989
Accrued interest receivable	3,272	3,298
Other real estate owned ("OREO")	633	1,826
Prepaid FDIC insurance	-	1,929
Goodwill and other intangibles	1,516	1,516
Other assets	2,654	2,231
Total assets	$921,118	$819,730
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$136,035	$114,424
Interest-bearing demand deposits	130,806	114,838
Savings deposits	266,503	294,533
Time deposits, under $100,000	108,258	76,994
Time deposits, $100,000 and over	97,096	47,971
Total deposits	738,698	648,760
Borrowed funds	107,000	75,000
Subordinated debentures	15,465	15,465
Accrued interest payable	454	434
Accrued expenses and other liabilities	2,328	2,561
Total liabilities	863,945	742,220
Commitments and contingencies (Note 11)	-	-
Shareholders' equity:
Cumulative perpetual preferred stock, Series B, $1 liquidation preference per share, 500 shares authorized, 21 shares issued and outstanding in 2012	-	20,115
Common stock, no par value, 12,500 shares authorized, 7,577 shares issued and outstanding in 2013; 7,534 shares issued and outstanding in 2012	52,051	54,274
Retained earnings	5,598	1,788
Accumulated other comprehensive income (loss)	(476)	1,333
Total shareholders' equity	57,173	77,510
Total liabilities and shareholders' equity	$921,118	$819,730
The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income

	For the years ended December 31,
(In thousands, except per share amounts)	2013	2012
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$39	$72
Federal Home Loan Bank stock	159	189
Securities:
Taxable	2,443	2,823
Tax-exempt	460	473
Total securities	2,903	3,296
Loans:
SBA loans	2,660	3,430
SBA 504 loans	1,911	2,645
Commercial loans	17,322	16,982
Residential mortgage loans	7,013	6,445
Consumer loans	1,947	2,144
Total loans	30,853	31,646
Total interest income	33,954	35,203
INTEREST EXPENSE
Interest-bearing demand deposits	383	486
Savings deposits	710	1,185
Time deposits	2,191	2,796
Borrowed funds and subordinated debentures	3,245	3,307
Total interest expense	6,529	7,774
Net interest income	27,425	27,429
Provision for loan losses	2,350	4,000
Net interest income after provision for loan losses	25,075	23,429
NONINTEREST INCOME
Branch fee income	1,505	1,528
Service and loan fee income	1,370	1,252
Gain on sale of SBA loans held for sale, net	628	688
Gain on sale of mortgage loans, net	1,650	2,274
BOLI income	347	296
Net security gains	390	573
Other income	714	727
Total noninterest income	6,604	7,338
NONINTEREST EXPENSE
Compensation and benefits	12,251	12,560
Occupancy	2,571	2,722
Processing and communications	2,309	2,180
Furniture and equipment	1,478	1,480
Professional services	828	789
Loan collection costs	822	682
OREO expenses	458	483
Deposit insurance	666	664
Advertising	747	839
Other expenses	1,867	1,898
Total noninterest expense	23,997	24,297
Income before provision for income taxes	7,682	6,470
Provision for income taxes	2,567	2,226
Net income	5,115	4,244
Preferred stock dividends and discount accretion	988	1,602
Income available to common shareholders	$4,127	$2,642

Net income per common share - Basic	$0.55	$0.35
Net income per common share - Diluted	$0.53	$0.34

Weighted average common shares outstanding - Basic	7,547	7,477
Weighted average common shares outstanding - Diluted	7,810	7,794

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income

	For the years ended December 31,
(In thousands)	2013	2012
Net income	$5,115	$4,244
Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on securities arising during period	(1,550)	588
Less: Reclassification adjustment for gains on securities included in net income	259	376
Total other comprehensive income (loss)	(1,809)	212
Total comprehensive income	$3,306	$4,456
The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity

					Accumulated
				Retained	other	Total
	Preferred	Common stock		earnings	comprehensive	shareholders'
(In thousands)	stock	Shares	Amount	(deficit)	income (loss)	equity
Balance, December 31, 2011	$19,545	7,459	$53,746	$(854)	$1,121	$73,558
Net income				4,244		4,244
Other comprehensive income, net of tax					212	212
Accretion of discount on preferred stock	570			(570)		-
Dividends on preferred stock (5% annually)				(1,032)		(1,032)
Common stock issued and related tax effects (1)		75	528			528
Balance, December 31, 2012	$20,115	7,534	$54,274	$1,788	$1,333	$77,510
Net income				5,115		5,115
Other comprehensive income, net of tax					(1,809)	(1,809)
Redemption of perpetual preferred stock from U.S. Treasury	(20,649)					(20,649)
Repurchase of warrants from U.S. Treasury			(2,617)	(90)		(2,707)
Accretion of discount on preferred stock	534			(534)		-
Dividends on preferred stock (5% annually)				(454)		(454)
Dividends on common stock ($0.03 per share)			39	(227)		(188)
Common stock issued and related tax effects (1)		43	355			355
Balance, December 31, 2013	$-	7,577	$52,051	$5,598	$(476)	$57,173

(1) Includes the issuance of common stock under employee benefit plans, which includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the years ended December 31,
(In thousands)	2013	2012
OPERATING ACTIVITIES:
Net income	$5,115	$4,244
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,350	4,000
Net amortization of purchase premiums and discounts on securities	713	827
Depreciation and amortization	1,267	1,358
Deferred income tax expense	389	783
Net security gains	(390)	(573)
Stock compensation expense	340	310
Loss on sale of OREO	52	85
Valuation writedowns on OREO	255	83
Gain on sale of mortgage loans held for sale, net	(1,650)	(2,274)
Gain on sale of SBA loans held for sale, net	(628)	(688)
Origination of mortgage loans held for sale	(78,432)	(105,543)
Origination of SBA loans held for sale	(6,103)	(6,427)
Proceeds from sale of mortgage loans held for sale, net	80,082	107,817
Proceeds from sale of SBA loans held for sale, net	6,962	7,452
Net change in other assets and liabilities	1,123	1,853
Net cash provided by operating activities	11,445	13,307
INVESTING ACTIVITIES
Purchases of securities held to maturity	(9,871)	(7,629)
Purchases of securities available for sale	(29,136)	(39,335)
Purchases of Federal Home Loan Bank stock, at cost	(6,504)	-
Maturities and principal payments on securities held to maturity	4,841	4,733
Maturities and principal payments on securities available for sale	22,210	30,667
Proceeds from sales of securities available for sale	12,178	8,103
Proceeds from redemption of Federal Home Loan Bank stock	5,101	99
Proceeds from sale of OREO	2,119	3,765
Net increase in loans	(97,191)	(4,205)
Purchase of BOLI	(3,000)	-
Purchases of premises and equipment	(4,789)	(1,817)
Net cash used in investing activities	(104,042)	(5,619)
FINANCING ACTIVITIES
Net increase in deposits	89,938	4,789
Proceeds from new borrowings	32,000	-
Redemption of perpetual preferred stock from U.S. Treasury	(20,649)	-
Repurchase of warrant from U.S. Treasury	(2,707)	-
Proceeds from exercise of stock options	-	173
Dividends on preferred stock	(585)	(1,032)
Dividends on common stock	(188)	-
Net cash provided by financing activities	97,809	3,930
Increase in cash and cash equivalents	5,212	11,618
Cash and cash equivalents, beginning of period	94,192	82,574
Cash and cash equivalents, end of period	$99,404	$94,192
SUPPLEMENTAL DISCLOSURES
Cash:
Interest paid	$6,509	$7,863
Income taxes paid	2,527	969
Noncash investing activities:
Transfer of SBA loans held for sale to held to maturity	33	394
Transfer of loans to OREO	1,233	3,560
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

Unity Bank has nine wholly-owned subsidiaries: Unity Investment Services, Inc., AJB Residential Realty Enterprises, Inc., AJB Commercial Realty, Inc., MKCD Commercial, Inc., JAH Commercial, Inc., UB Commercial LLC, ASBC Holdings LLC, Unity Property Holdings 1, Inc., and Unity Property Holdings 2, Inc.  Unity Investment Services, Inc. is used to hold and administer part of the Bank’s investment portfolio.  The other subsidiaries hold, administer and maintain the Bank’s other real estate owned (“OREO”) properties.    Unity Investment Services, Inc. has one subsidiary, Unity Delaware Investment 2, Inc., which has one subsidiary, Unity NJ REIT, Inc.  Unity NJ REIT, Inc. was added in 2013 to hold loans.

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

Servicing assets represent the estimated fair value of retained servicing rights, net of servicing costs, at the time loans are sold.  Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues.  Impairment is evaluated based on stratifying the underlying financial assets by date of origination and term.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.  Any impairment, if temporary, would generally be reported as a valuation allowance.

Serviced loans sold to others are not included in the accompanying Consolidated Balance Sheets.  Income and fees collected for loan servicing are credited to noninterest income when earned, net of amortization on the related servicing assets.

For additional information on servicing assets, see Note 5 to the Consolidated Financial Statements.

Loans Held for Investment

Loans held for investment are stated at the unpaid principal balance, net of unearned discounts and deferred loan origination fees and costs.  In accordance with the level yield method, loan origination fees, net of direct loan origination costs, are deferred and recognized over the estimated life of the related loans as an adjustment to the loan yield.  Interest is credited to operations primarily based upon the principal balance outstanding.

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

Net Income Per Share

Basic net income per common share is calculated as net income available to common shareholders divided by the weighted average common shares outstanding during the reporting period.  Net income available to common shareholders is calculated as net income less accrued dividends and discount accretion related to preferred stock.

Diluted net income per common share is computed similarly to that of basic net income per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally stock options, were issued during the reporting period utilizing the Treasury stock method.  However, when a net loss rather than net income is recognized, diluted earnings per share equals basic earnings per share.

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

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of the change in unrealized gains (losses) on securities available for sale that were reported as a component of shareholders’ equity, net of tax.

For additional information on other comprehensive income, see Note 12 to the Consolidated Financial Statements.

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

Recent Accounting Pronouncements

ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.  In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.  The objective of the amendments in this Update is to eliminate diversity on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, unless certain exceptions exist as defined in the ASU.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and are not expected to impact the Company's financial condition, results of operations or cash flows.

2.  Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other,” which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Based on a qualitative assessment, management determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2013.

3.  Restrictions on Cash

Federal law requires depository institutions to hold reserves in the form of vault cash or, if vault cash is insufficient, in the form of a deposit maintained with a Federal Reserve Bank (“FRB”).  The dollar amount of a depository institution's reserve requirement is determined by applying the reserve ratios specified in the FRB’s Regulation D to an institution's reservable liabilities.  As of December 31, 2013 and 2012 the Company had sufficient vault cash to meet its reserve requirements and no additional reserves were required.

In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a predetermined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $179 thousand as of December 31, 2013 and 2012.   This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

The Governmental Unit Deposit Protection Act ("GUDPA") is a supplemental insurance program set forth by the New Jersey Legislature to protect the deposits of municipalities and local government agencies, administered by the Commissioner of the New Jersey Department of Banking and Insurance.  At December 31, 2013, the Company had $18.0 million in cash as eligible collateral pledged to the State of New Jersey Department of Banking and Insurance to secure its municipal deposits.  No cash was pledged at December 31, 2012.

4.  Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2013 and December 31, 2012:

	December 31, 2013				December 31, 2012
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:
U.S. Government sponsored entities	$6,723	$27	$(332)	$6,418	$2,482	$86	$-	$2,568
State and political subdivisions	16,960	192	(554)	16,598	14,690	613	-	15,303
Residential mortgage-backed securities	44,168	696	(475)	44,389	43,984	1,684	(123)	45,545
Commercial mortgage-backed securities	887	2	(1)	888	4,423	42	(2)	4,463
Corporate and other securities	13,173	67	(400)	12,840	21,741	490	(572)	21,659
Total securities available for sale	$81,911	$984	$(1,762)	$81,133	$87,320	$2,915	$(697)	$89,538
Held to maturity:
U.S. Government sponsored entities	$5,814	$-	$(460)	$5,354	$5,050	$38	$-	$5,088
State and political subdivisions	2,441	121	(17)	2,545	2,746	288	-	3,034
Residential mortgage-backed securities	10,395	145	(198)	10,342	11,048	374	(13)	11,409
Commercial mortgage-backed securities	6,750	87	(437)	6,400	2,671	539	-	3,210
Corporate and other securities	981	-	(73)	908	-	-	-	-
Total securities held to maturity	$26,381	$353	$(1,185)	$25,549	$21,515	$1,239	$(13)	$22,741

This table provides the remaining contractual maturities and yields of securities within the investment portfolios.  The carrying value of securities at December 31, 2013 is distributed by contractual maturity.  Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity.  Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.

	Within one year		After one through five years		After five through ten years		After ten years		Total carrying value
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
U.S. Government sponsored entities	$35	3.77%	$1,012	1.00%	$960	2.06%	$4,411	2.18%	$6,418	1.99%
State and political subdivisions	-	-	794	2.38	11,406	2.69	4,398	2.80	16,598	2.70
Residential mortgage-backed securities	-	-	505	4.49	650	3.51	43,234	2.76	44,389	2.79
Commercial mortgage-backed securities	-	-	-	-	-	-	888	2.15	888	2.15
Corporate and other securities	-	-	401	1.28	5,636	1.82	6,803	1.52	12,840	1.65
Total securities available for sale	$35	3.77%	$2,712	2.10%	$18,652	2.42%	$59,734	2.57%	$81,133	2.52%
Held to maturity at cost:
U.S. Government sponsored entities	$-	-%	$-	-%	$-	-%	$5,814	1.97%	$5,814	1.97%
State and political subdivisions	326	0.75	-	-	-	-	2,115	4.70	2,441	4.18
Residential mortgage-backed securities	-	-	800	4.86	237	5.11	9,358	2.75	10,395	2.97
Commercial mortgage-backed securities	-	-	-	-	-	-	6,750	3.79	6,750	3.79
Corporate and other securities	-	-	-	-	981	2.95	-	-	981	2.95
Total securities held to maturity	$326	0.75%	$800	4.86%	$1,218	3.37%	$24,037	3.03%	$26,381	3.07%

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	5	$5,591	$(332)	$-	$-	$5,591	$(332)
State and political subdivisions	19	8,575	(453)	934	(101)	9,509	(554)
Residential mortgage-backed securities	13	13,226	(398)	1,474	(77)	14,700	(475)
Commercial mortgage-backed securities	3	368	(1)	-	-	368	(1)
Corporate and other securities	9	3,994	(105)	3,088	(295)	7,082	(400)
Total temporarily impaired securities	49	$31,754	$(1,289)	$5,496	$(473)	$37,250	$(1,762)
Held to maturity:
U.S. Government sponsored entities	3	$5,355	$(460)	$-	$-	$5,355	$(460)
State and political subdivisions	2	986	(17)	-	-	986	(17)
Residential mortgage-backed securities	7	6,333	(193)	114	(5)	6,447	(198)
Commercial mortgage-backed securities	2	3,668	(437)	-	-	3,668	(437)
Corporate and other securities	1	907	(73)	-	-	907	(73)
Total temporarily impaired securities	15	$17,249	$(1,180)	$114	$(5)	$17,363	$(1,185)

	December 31, 2012
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
Residential mortgage-backed securities	5	$3,272	$(43)	$1,951	$(80)	$5,223	$(123)
Commercial mortgage-backed securities	4	2,351	(2)	-	-	2,351	(2)
Corporate and other securities	6	2,486	(26)	2,994	(546)	5,480	(572)
Total temporarily impaired securities	15	$8,109	$(71)	$4,945	$(626)	$13,054	$(697)
Held to maturity:
Residential mortgage-backed securities	3	$838	$(2)	$279	$(11)	$1,117	$(13)
Total temporarily impaired securities	3	$838	$(2)	$279	$(11)	$1,117	$(13)

Unrealized Losses

The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:

U.S. government sponsored entities and state and political subdivision securities: The unrealized losses on investments in these types of securities were caused by the increase in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investments.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than temporarily impaired as of December 31, 2013.  There was no impairment on these securities at December 31, 2012.

Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by increases in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The majority of contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation.  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2013 or December 31, 2012.

Corporate and other securities: Included in this category are corporate debt securities, Community Reinvestment Act (“CRA”) investments, asset-backed securities, and one trust preferred security.  The unrealized losses on corporate debt securities were due to widening credit spreads or the increase in interest rates at the long end of the Treasury curve and the unrealized losses on CRA investments were caused by decreases in the market prices of the shares.  The Company evaluated the prospects of the issuers and forecasted a recovery period; and as a result determined it did not consider these investments to be other-than-temporarily impaired as of December 31, 2013 or December 31, 2012.  The unrealized loss on the trust preferred security  was caused by an inactive trading market and changes in market credit spreads.  At December 31, 2013 and December 31, 2012, this category consisted of one single-issuer trust preferred security.  The contractual terms do not allow the security to be settled at a price less than the par value.  Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company did not consider this security to be other-than-temporarily impaired as of December 31, 2013 or December 31, 2012.

Realized Gains and Losses

Gross realized gains and losses on securities for the past two years are detailed in the table below:

	For the years ended December 31,
(In thousands)	2013	2012
Available for sale:
Realized gains	$394	$570
Realized losses	(4)	(4)
Total securities available for sale	390	566
Held to maturity:
Realized gains	-	7
Realized losses	-	-
Total securities held to maturity	-	7
Net gains on sales of securities	$390	$573

The net realized gains are included in noninterest income in the Consolidated Statements of Income as net security gains.  For 2013 and 2012, gross realized gains on sales of securities amounted to $394 thousand and $577 thousand, respectively, and gross realized losses were $4 thousand in each year.

·

The net gains during 2013  are attributed to the sale of five asset-backed securities with a total book value of $6.4 million and resulting net gains of $195 thousand, the sale of four corporate bonds with a total book value of $4.8 million and resulting gains of $186 thousand, the sale of two mortgage-backed securities with a book value of $517 thousand for a gain of $9 thousand, and the sale of one equity security with a book value of $60 thousand for a gain of $4 thousand, offset by the partial call of one municipal security resulting in a loss of $4 thousand.

·

The net gains during 2012 are attributed to the sale of ten municipal securities with a total book value of $4.2 million and resulting net gains of $419 thousand, the sale of two mortgage-backed securities with a total book value of $2.0 million and resulting gains of $88 thousand, the sale of one corporate bond with a book value of $1.5 million for a gain of $56 thousand, and the call of one held to maturity municipal security resulting in a gain of $7 thousand, offset by the partial call of one municipal security resulting in a loss of $4 thousand.

Pledged Securities

Securities with a carrying value of $74.5 million and $78.4 million at December 31, 2013 and December 31, 2012, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.  Included in these figures was $19.9 million and $25.1 million pledged against Government deposits at December 31, 2013 and December 31, 2012, respectively.

5.  Loans

The following table sets forth the classification of loans by class, including unearned fees, deferred costs and excluding the allowance for loan losses for the past two years:

(In thousands)	December 31, 2013	December 31, 2012
SBA loans held for investment	$48,918	$58,593
SBA 504 loans	31,564	41,438
Commercial loans
Commercial other	37,611	24,043
Commercial real estate	317,471	264,439
Commercial real estate construction	8,258	13,082
Residential mortgage loans
Residential mortgages	175,984	125,232
Purchased residential mortgages	6,083	6,862
Consumer loans
Home equity	43,704	45,152
Consumer other	2,435	1,258
Total loans held for investment	$672,028	$580,099
SBA loans held for sale	6,673	6,937
Total loans	$678,701	$587,036

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

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2013:

	December 31, 2013
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$43,778	$2,035	$3,105	$48,918
SBA 504 loans	20,641	9,595	1,328	31,564
Commercial loans
Commercial other	34,946	1,499	1,166	37,611
Commercial real estate	289,220	21,137	7,114	317,471
Commercial real estate construction	8,081	-	177	8,258
Total commercial loans	332,247	22,636	8,457	363,340
Total SBA, SBA 504 and commercial loans	$396,666	$34,266	$12,890	$443,822

	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages		$173,085	$2,899	$175,984
Purchased residential mortgages		3,255	2,828	6,083
Total residential mortgage loans		176,340	5,727	182,067
Consumer loans
Home equity		42,029	1,675	43,704
Consumer other		2,430	5	2,435
Total consumer loans		44,459	1,680	46,139
Total residential mortgage and consumer loans		$220,799	$7,407	$228,206

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2012:

	December 31, 2012
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$51,754	$2,328	$4,511	$58,593
SBA 504 loans	28,726	5,860	6,852	41,438
Commercial loans
Commercial other	20,337	1,519	2,187	24,043
Commercial real estate	229,516	30,334	4,589	264,439
Commercial real estate construction	12,880	202	-	13,082
Total commercial loans	262,733	32,055	6,776	301,564
Total SBA, SBA 504 and commercial loans	$343,213	$40,243	$18,139	$401,595

	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans
Residential mortgages		$122,711	$2,521	$125,232
Purchased residential mortgages		3,872	2,990	6,862
Total residential mortgage loans		126,583	5,511	132,094
Consumer loans
Home equity		44,844	308	45,152
Consumer other		1,249	9	1,258
Total consumer loans		46,093	317	46,410
Total residential mortgage and consumer loans		$172,676	$5,828	$178,504

Nonperforming and Past Due Loans

Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans and generally represent loans that are well collateralized and in a continuing process expected to result in repayment or restoration to current status.  The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors.  The majority of the Company’s nonaccrual loans are the result of the 2008 recession and subsequent collection efforts.  The state of the economy and the downturn in the real estate market has resulted in increased loan delinquencies and defaults.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrowers’ financial statements and tax returns.  The following tables set forth an aging analysis of past due and nonaccrual loans as of December 31, 2013 and December 31, 2012:

	December 31, 2013
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$4,314	$264	$-	$2,746	$7,324	$41,594	$48,918
SBA 504 loans	-	-	-	1,101	1,101	30,463	31,564
Commercial loans
Commercial other	123	-	-	67	190	37,421	37,611
Commercial real estate	347	190	14	3,785	4,336	313,135	317,471
Commercial real estate construction	-	-	-	177	177	8,081	8,258
Residential mortgage loans
Residential mortgages	2,514	-	-	2,899	5,413	170,571	175,984
Purchased residential mortgages	536	-	5	2,828	3,369	2,714	6,083
Consumer loans
Home equity	142	69	-	1,675	1,886	41,818	43,704
Consumer other	9	1	-	5	15	2,420	2,435
Total loans held for investment	$7,985	$524	$19	$15,283	$23,811	$648,217	$672,028
SBA loans held for sale	65	-	-	-	65	6,608	6,673
Total loans	$8,050	$524	$19	$15,283	$23,876	$654,825	$678,701
(1)

At December 31, 2013, nonaccrual loans included $467 thousand of TDRs and $540 thousand of loans guaranteed by the SBA.  The remaining $7.5 million of TDRs are in accrual status because they are performing in accordance with their restructured terms, and have been for at least six months.

	December 31, 2012
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$1,912	$296	$-	$4,633	$6,841	$51,752	$58,593
SBA 504 loans	5,037	-	-	2,562	7,599	33,839	41,438
Commercial loans
Commercial other	-	-	109	1,122	1,231	22,812	24,043
Commercial real estate	3,763	-	-	3,323	7,086	257,353	264,439
Commercial real estate construction	-	202	-	-	202	12,880	13,082
Residential mortgage loans
Residential mortgages	2,651	1,878	-	2,521	7,050	118,182	125,232
Purchased residential mortgages	134	78	-	2,990	3,202	3,660	6,862
Consumer loans
Home equity	833	-	-	308	1,141	44,011	45,152
Consumer other	-	-	-	9	9	1,249	1,258
Total loans held for investment	$14,330	$2,454	$109	$17,468	$34,361	$545,738	$580,099
SBA loans held for sale	-	-	-	-	-	6,937	6,937
Total loans	$14,330	$2,454	$109	$17,468	$34,361	$552,675	$587,036
(1)

At December 31, 2012, nonaccrual loans included $1.1 million of TDRs and $1.8 million of loans guaranteed by the SBA.  The remaining $13.6 million of TDRs are in accrual status because they are performing in accordance with their restructured terms, and have been for at least six months.

Impaired Loans

The Company has defined impaired loans to be all nonperforming loans and troubled debt restructurings.  Management considers a loan impaired when, based on current information and events, it is determined that the Company will not be able to collect all amounts due according to the loan contract.

The following tables provide detail on the Company’s impaired loans with the associated allowance amount, if applicable, as of December 31, 2013 and December 31, 2012:

	December 31, 2013
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$1,123	$835	$-
SBA 504 loans	2,251	2,251	-
Commercial loans
Commercial other	56	55	-
Commercial real estate	6,116	5,969	-
Total commercial loans	6,172	6,024	-
Total impaired loans with no related allowance	9,546	9,110	-

With an allowance:
SBA loans held for investment (1)	2,282	1,905	831
SBA 504 loans	1,277	677	29
Commercial loans
Commercial other	24	12	12
Commercial real estate	3,557	2,907	230
Commercial real estate construction	202	177	36
Total commercial loans	3,783	3,096	278
Total impaired loans with a related allowance	7,342	5,678	1,138

Total individually evaluated impaired loans:
SBA loans held for investment (1)	3,405	2,740	831
SBA 504 loans	3,528	2,928	29
Commercial loans
Commercial other	80	67	12
Commercial real estate	9,673	8,876	230
Commercial real estate construction	202	177	36
Total commercial loans	9,955	9,120	278
Total individually evaluated impaired loans	$16,888	$14,788	$1,138
(1)	Balances are reduced by amount guaranteed by the SBA of $540 thousand at December 31, 2013.

	December 31, 2012
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$1,352	$866	$-
SBA 504 loans	5,812	5,555	-
Commercial loans
Commercial other	2,032	2,033	-
Commercial real estate	5,220	4,752	-
Total commercial loans	7,252	6,785	-
Total impaired loans with no related allowance	14,416	13,206	-

With an allowance:
SBA loans held for investment (1)	3,355	2,846	1,159
SBA 504 loans	1,297	1,297	217
Commercial loans
Commercial other	126	38	38
Commercial real estate	6,014	5,979	587
Total commercial loans	6,140	6,017	625
Total impaired loans with a related allowance	10,792	10,160	2,001

Total individually evaluated impaired loans:
SBA loans held for investment (1)	4,707	3,712	1,159
SBA 504 loans	7,109	6,852	217
Commercial loans
Commercial other	2,158	2,071	38
Commercial real estate	11,234	10,731	587
Total commercial loans	13,392	12,802	625
Total individually evaluated impaired loans	$25,208	$23,366	$2,001
(1)	Balances are reduced by amount guaranteed by the SBA of $1.8 million at December 31, 2012.

The following table presents the average recorded investments in impaired loans and the related amount of interest recognized during the time period in which the loans were impaired for the years ended December 31, 2013 and 2012.  The average balances are calculated based on the month-end balances of impaired loans.  When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method, therefore no interest income is recognized.  Any interest income recognized on a cash basis during the years ended December 31, 2013 and 2012 was immaterial.  The interest recognized on impaired loans noted below represents accruing troubled debt restructurings only.

	For the years ended December 31,
	2013		2012
(In thousands)	Average recorded investment	Interest income recognized on impaired loans	Average recorded investment	Interest income recognized on impaired loans
SBA loans held for investment (1)	$3,244	$197	$4,161	$212
SBA 504 loans	5,066	173	6,184	278
Commercial loans
Commercial other	1,461	100	3,201	53
Commercial real estate	9,751	324	17,909	462
Commercial real estate construction	171	-	133	-
Residential mortgage loans
Residential mortgages	2,757	-	2,070	-
Residential construction	-	-	904	-
Purchased residential mortgages	1,927	-	2,655	-
Consumer loans
Home equity	970	16	292	-
Consumer other	1	-	8	-
Total	$25,348	$810	$37,517	$1,005
(1)	Balances are reduced by the average amount guaranteed by the SBA of $953 thousand and $667 thousand for years ended December 31, 2013 and 2012, respectively.

Troubled Debt Restructurings

The Company's loan portfolio includes certain loans that have been modified in a troubled debt restructuring (“TDR”).  TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, unless it results in a delay in payment that is insignificant.  These concessions typically include reductions in interest rate, extending the maturity of a loan, other modifications of payment terms, or a combination of modifications.  When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs if the loan is collateral-dependent.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or charge-off to the allowance.  This process is used, regardless of loan type, and for loans modified as TDRs that subsequently default on their modified terms.

TDRs of $7.9 million and $14.7 million are included in the impaired loan numbers as of December 31, 2013 and December 31, 2012, respectively.  The decrease was due to payoffs, note sales, a refinanced transaction and principal pay downs, partially offset by the addition of two loans.  Specific reserves for these TDRs were $363 thousand and $659 thousand as of December 31, 2013 and December 31, 2012, respectively.  At December 31, 2013, $467 thousand of TDRs were in nonaccrual status, compared to $1.1 million at December 31, 2012.  The remaining TDRs are in accrual status since they continue to perform in accordance with their restructured terms.  There are no commitments to lend additional funds on these loans.

The following table details loans modified during the years ended December 31, 2013 and 2012, including the number of modifications, the recorded investment at the time of the modification and the year-to-date impact to interest income as a result of the modification.

	For the years ended December 31,
	2013			2012
(In thousands, except number of contracts)	Number of contracts	Recorded investment at time of modification	Impact of interest rate change on income	Number of contracts	Recorded investment at time of modification	Impact of interest rate change on income
SBA loans held for investment	1	$65	$-	-	$-	$-
Commercial real estate	1	2,684	50	3	1,856	11
Total	2	$2,749	$50	3	$1,856	$11

In addition, there were no qualifying subsequent defaults to TDRs in 2013.  In 2012, there was one commercial real estate loan with outstanding principal of $961 thousand modified as a TDR within the previous 12 months where a concession was made and the loan subsequently defaulted at some point during the year ended December 31, 2012.  In this case, subsequent default is defined as 90 days past due or transferred to nonaccrual status.

To date, the Company’s TDRs consisted of interest rate reductions, interest only periods and maturity extensions.  There has been no principal forgiveness.  The following tables show the types of modifications done during the years ended December 31, 2013 and 2012, with the respective loan balances as of those period ends:

	For the year ended December 31, 2013
(In thousands)	SBA	Commercial real estate	Total
Type of modification:
Interest only with reduced interest rate	$-	$2,684	$2,684
Interest only with nominal principal	65	-	65
Total TDRs	$65	$2,684	$2,749

	For the year ended December 31, 2012
(In thousands)	Commercial real estate	Total
Type of modification:
Interest only	$1,890	$1,890
Total TDRs	$1,890	$1,890

Other Loan Information

Servicing Assets:

Loans sold to others and serviced by the Company are not included in the accompanying Consolidated Balance Sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $101.9 million and $109.9 million at December 31, 2013 and 2012, respectively.  At December 31, 2013 and 2012, the carrying value, which approximates fair value, of servicing assets was $437 thousand and $396 thousand, respectively, and is included in Other Assets.  The fair value of SBA servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  The fair value of mortgage servicing assets was determined using a discount rate of 15 percent and constant prepayment speeds ranging from 15 to 18.  A summary of the changes in the related servicing assets for the past two years follows:

	For the years ended December 31,
(In thousands)	2013	2012
Balance, beginning of year	$396	$418
Servicing assets capitalized	187	155
Amortization of expense	(146)	(177)
Provision for loss in fair value	-	-
Balance, end of year	$437	$396

In addition, the Company had a $502 thousand and $487 thousand discount related to the retained portion of the unsold SBA loans at December 31, 2013 and 2012, respectively.

Officer and Director Loans:

In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

	For the years ended December 31,
(In thousands)	2013	2012
Balance, beginning of year	$14,605	$15,585
New loans	4,521	537
Loan repayments	(799)	(1,517)
Balance, end of year	$18,327	$14,605

Loan Portfolio Collateral:

The majority of the Company’s loans are secured by real estate.  Declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  At December 31, 2013, approximately 96 percent of the Company’s loan portfolio was secured by real estate, compared to 97 percent at December 31, 2012.

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

The standardized methodology used to assess the adequacy of the allowance includes the allocation of specific and general reserves.  The same standard methodology is used, regardless of loan type.  Specific reserves are made to individual impaired loans and troubled debt restructurings (see Note 1 for additional information on this term).  The general reserve is set based upon a representative average historical net charge-off rate adjusted for the following environmental factors: delinquency and impairment trends, charge-off and recovery trends, changes in the volume of restructured loans, volume and loan term trends, changes in risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.  Within the five-year historical net charge-off rate, the Company weights the past three years more because it believes they are more indicative of future losses.  All of the environmental factors are ranked and assigned a basis points value based on the following scale: low, low moderate, moderate, high moderate and high risk.  Each environmental factor is evaluated separately for each class of loans and risk weighted based on its individual characteristics.

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

The following tables detail the activity in the allowance for loan losses by portfolio segment for the past two years:

	For the year ended December 31, 2013
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$3,378	$1,312	$7,091	$1,769	$524	$684	$14,758
Charge-offs	(1,076)	(1,193)	(1,392)	(375)	(588)	-	(4,624)
Recoveries	250	182	204	17	4	-	657
Net charge-offs	(826)	(1,011)	(1,188)	(358)	(584)	-	(3,967)
Provision for loan losses charged to expense	35	656	937	721	633	(632)	2,350
Balance, end of period	$2,587	$957	$6,840	$2,132	$573	$52	$13,141

	For the year ended December 31, 2012
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$4,088	$1,423	$8,129	$1,703	$536	$469	$16,348
Charge-offs	(1,332)	(808)	(3,504)	(824)	(56)	-	(6,524)
Recoveries	518	108	306	-	2	-	934
Net charge-offs	(814)	(700)	(3,198)	(824)	(54)	-	(5,590)
Provision for loan losses charged to expense	104	589	2,160	890	42	215	4,000
Balance, end of period	$3,378	$1,312	$7,091	$1,769	$524	$684	$14,758

The following tables present loans and their related allowance for loan losses, by portfolio segment, as of December 31st for the past two years:

	December 31, 2013
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$831	$29	$278	$-	$-	$-	$1,138
Collectively evaluated for impairment	1,756	928	6,562	2,132	573	52	12,003
Total	$2,587	$957	$6,840	$2,132	$573	$52	$13,141
Loan ending balances:
Individually evaluated for impairment	$2,740	$2,928	$9,120	$-	$-	$-	$14,788
Collectively evaluated for impairment	46,178	28,636	354,220	182,067	46,139	-	657,240
Total	$48,918	$31,564	$363,340	$182,067	$46,139	$-	$672,028

	December 31, 2012
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$1,159	$217	$625	$-	$-	$-	$2,001
Collectively evaluated for impairment	2,219	1,095	6,466	1,769	524	684	12,757
Total	$3,378	$1,312	$7,091	$1,769	$524	$684	$14,758
Loan ending balances:
Individually evaluated for impairment	$3,712	$6,852	$12,802	$-	$-	$-	$23,366
Collectively evaluated for impairment	54,881	34,586	288,762	132,094	46,410	-	556,733
Total	$58,593	$41,438	$301,564	$132,094	$46,410	$-	$580,099

Changes in Methodology:

The Company did not make any changes to its allowance for loan losses methodology in the current period.

Reserve for Unfunded Loan Commitments

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is classified as other liabilities.  At December 31, 2013, a $103 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to an  $87 thousand commitment reserve at December 31, 2012.  There were no losses on unfunded loan commitments during 2013 or 2012.

7.  Premises and Equipment

The detail of premises and equipment as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2013	December 31, 2012
Land and buildings	$17,022	$12,347
Furniture, fixtures and equipment	6,603	6,719
Leasehold improvements	1,656	2,319
Gross premises and equipment	25,281	21,385
Less: Accumulated depreciation	(9,609)	(9,323)
Net premises and equipment	$15,672	$12,062

The December 31, 2013 figures reflect the Bank’s purchase of three of its leased branch locations for $4.3 million in April 2013.  Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.2 million and $1.1 million in 2013 and 2012, respectively.

8.  Other Assets

The detail of other assets as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2013	December 31, 2012
Prepaid expenses	$481	$386
Servicing assets	437	396
Net receivable due from SBA	429	758
Other	1,307	691
Total other assets	$2,654	$2,231

9.  Deposits

The following table details the maturity distribution of time deposits as of December 31st for the past two years:

	Three	More than three	More than six	More than
	months	months through	months through	twelve
(In thousands)	or less	six months	twelve months	months	Total
At December 31, 2013:
$100,000 or more	$14,588	$7,965	$18,582	$55,961	$97,096
Less than $100,000	8,058	7,754	19,522	72,924	108,258
At December 31, 2012:
$100,000 or more	$13,338	$5,868	$16,493	$12,272	$47,971
Less than $100,000	10,131	8,985	26,271	31,607	76,994

The following table presents the expected maturities of time deposits over the next five years:

(In thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Balance maturing	$76,469	$24,103	$39,282	$6,548	$58,901	$51	$205,354

10.  Borrowed Funds and Subordinated Debentures

The following table presents the period-end and average balances of borrowed funds and subordinated debentures for the past three years with resultant rates:

	2013		2012		2011
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements:
At December 31,	$92,000	2.58%	$60,000	3.94%	$60,000	3.94%
Year-to-date average	61,010	3.88	60,008	3.94	60,000	3.94
Maximum outstanding	95,000		61,000		60,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.67	15,000	3.67	15,000	3.67
Maximum outstanding	15,000		15,000		15,000
Subordinated debentures:
At December 31,	$15,465	1.80%	$15,465	1.89%	$15,465	3.11%
Year-to-date average	15,465	1.83	15,465	2.19	15,465	4.83
Maximum outstanding	15,465		15,465		15,465

The following table presents the expected maturities of borrowed funds and subordinated debentures over the next five years:

(In thousands)	2014	2015	2016	2017	2018	Thereafter	Total
FHLB borrowings and repurchase agreements	$32,000	$10,000	$20,000	$30,000	$-	$-	$92,000
Other repurchase agreements	-	-	-	-	15,000	-	15,000
Subordinated debentures	-	-	-	-	-	15,465	15,465
Total borrowings	$32,000	$10,000	$20,000	$30,000	$15,000	$15,465	$122,465

FHLB Borrowings

FHLB borrowings at December 31, 2013 and 2012 consisted of three  $10.0 million advances and three  $10.0 million repurchase agreements, respectively.  FHLB borrowings at December 31, 2013 also included $32.0 million overnight line of credit advance, versus no overnight line of credit at December 31, 2012.  The terms of these transactions are as follows:

·	The $32.0 million FHLB overnight line of credit advance issued on December 31, 2013 was at a rate of 0.40 percent and was repaid on January 2, 2014.

·	The FHLB advance that was issued on April 27, 2005 has a fixed rate of 3.70 percent, matures on April 27, 2015 and is callable quarterly on the 27th of July, October, January and April.
·	The FHLB advance that was issued on November 2, 2006 has a fixed rate of 4.03 percent, matures on November 2, 2016 and is callable quarterly on the 2nd of February, May, August and November.
·	The FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.23 percent, matures on August 10, 2017 and is callable quarterly on the 10th of November, February, May and August.
·	The FHLB repo-advance that was issued on December 15, 2006 has a fixed rate of 4.13 percent, matures on December 15, 2016 and is callable quarterly on the 15th of March, June, September and December.
·	The FHLB repo-advance that was issued on April 5, 2007 has a fixed rate of 4.21 percent, matures on April 5, 2017 and is callable quarterly on the 5th of July, October, January and April.
·	The FHLB repo-advance that was issued on December 20, 2007 has a fixed rate of 3.34 percent, matures on December 20, 2017 and is callable quarterly on the 20th of March, June, September and December.

Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2013 and 2012, the Company was a party to a $15.0 million repurchase agreement that was entered into in February 2008, has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing was callable by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Subordinated Debentures

At December 31, 2013 and 2012, the Company was a party in the following subordinated debenture transactions:

·

On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate was 1.84 percent at December 31, 2013 and 1.90 percent at December 31, 2012.

·

On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate was 1.89 percent at December 31, 2013 and 1.96 percent at December 31, 2012.

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

11.  Commitments and Contingencies

Facility Lease Obligations

The Company operates fifteen branches, four branches are under operating leases, including its headquarters, and eleven branches are owned.  Three previously leased branches were purchased during the second quarter of 2013, therefore rental expense for 2013 includes lease payments for those three branches up through the purchase date.    The contractual expiration range on the remaining four leases is between the years 2014 and 2018.

The following table summarizes the contractual rent payments expected in future years:

(In thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Operating lease rental payments	$670	$572	$526	$473	$418	$-	$2,659

Rent expense totaled $856 thousand for 2013 and $1.2 million for 2012.  The Company currently accounts for all of its leases as operating leases.  In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners.  Under the lease for the facility, the Company paid aggregate rental payments of $437 thousand in 2013 and $427 thousand in 2012.  Rental payments reflect market rents and the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  When this lease expired at the end of 2013, it was renewed for another five-year term expiring at the end of 2018.  The annual rent is increased each year beginning January 1, 2016 by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 1.5 percent).

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

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $103.2 million to its borrowers as of December 31, 2013, compared to $87.2 million at December 31, 2012.  At December 31, 2013, $45.6 million of these commitments expire within one year, compared to $40.1 million a year earlier.  At December 31, 2013, the Company had $1.4 million in standby letters of credit compared to $1.6 million at December 31, 2012.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

12.  Accumulated Other Comprehensive Income (Loss)

The following table shows the changes in other comprehensive income (loss) for the past two years:

	For the years ended December 31,
	2013			2012
(In thousands)	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Balance, beginning of period			$1,333			$1,121
Unrealized holding gains (losses) on securities arising during period	$(2,606)	$(1,056)	(1,550)	$920	$332	588
Less: Reclassification adjustment for gains included in net income	390	131	259	566	190	376
Net unrealized gains (losses) on securities arising during the period	$(2,996)	$(1,187)	$(1,809)	$354	$142	$212
Balance, end of period			$(476)			$1,333

13.  Shareholders’ Equity

Shareholders’ equity decreased $20.3 million to $57.2 million at December 31, 2013 compared to $77.5 million at December 31, 2012, due primarily to the redemption of $20.6 million in perpetual preferred stock issued by the U.S. Treasury.  Other items impacting shareholders’ equity included the completed $2.7 million repurchase of a common stock purchase warrant from the U.S. Treasury, $1.8 million of depreciation in the net unrealized losses on available for sale securities, $454 thousand in dividends accrued on preferred stock, and $188 thousand in dividends paid on common stock, partially offset by net income of $5.1 million and $355 thousand from the issuance of common stock under employee benefit plans.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

Preferred Stock

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (“EESA”), which provided the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets.  One of the programs resulting from the EESA was the Treasury’s Capital Purchase Program (“CPP”) which provided direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions.  This program was voluntary and required an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends.  The perpetual preferred stock had a dividend rate of 5 percent per year until the fifth anniversary of the Treasury investment and a dividend rate of 9 percent thereafter.  The Company received an investment in perpetual preferred stock of $20.6 million on December 5, 2008.  These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 470, “Debt.”  The allocation of proceeds resulted in a discount on the preferred stock to be accreted over five years.  The Company issued a warrant to purchase 764,778 shares of common stock to the U.S. Treasury and $2.6 million of the proceeds were allocated to the warrant.  The warrant was accounted for as an equity security with a contractual life of ten years and an exercise price of $4.05.

On May 9, 2013, the Company announced that it received approval of its application from the U.S. Department of Treasury to redeem half of the 20,649 shares of preferred stock issued in connection with the Company’s participation in the Treasury’s CPP.  On May 15, 2013, the Company paid $10.3 million to the Treasury to repurchase 10,324 shares of the preferred stock, including accrued and unpaid dividends for the shares.  On July 1, 2013, the Company announced that it received approval to redeem the remaining 10,325 shares of preferred stock.  On July 3, 2013, the Company paid $10.4 million to the Treasury to repurchase the remaining shares of the preferred stock, including accrued and unpaid dividends for the shares.  On August 28, 2013, the Company completed the $2.7 million repurchase of the warrant to purchase 764,788 shares of the Company’s common stock issued to the U.S. Department of the Treasury as part of the Company’s participation in the Treasury’s CPP.

Repurchase Plan

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2013, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.  There were no shares repurchased during 2013 or 2012.

14. Other Income

The components of other income for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2013	2012
ATM and check card fees	$487	$413
Wire transfer fees	88	84
Safe deposit box fees	59	58
Other	80	172
Total other income	$714	$727

15. Other Expenses

The components of other expenses for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2013	2012
Travel, entertainment, training and recruiting	$608	$589
Director fees	367	259
Insurance	335	339
Stationary and supplies	271	237
Retail losses	4	142
Other	282	332
Total other expenses	$1,867	$1,898

16.  Income Taxes

The components of the provision for income taxes for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2013	2012
Federal - current provision	$1,579	$1,227
Federal - deferred provision	491	459
Total federal provision	2,070	1,686
State - current provision	599	216
State - deferred (benefit) provision	(102)	324
Total state provision	497	540
Total provision for income taxes	$2,567	$2,226

Reconciliation between the reported income tax provision and the amount computed by multiplying income before taxes by the statutory Federal income tax rate for the past two years is as follows:

	For the years ended December 31,
(In thousands, except percentages)	2013	2012
Federal income tax provision at statutory rate	$2,612	$2,199
Increases (decreases) resulting from:
Bank owned life insurance	(118)	(100)
Tax-exempt interest	(156)	(161)
Meals and entertainment	14	17
State income taxes, net of federal income tax effect	328	356
Other, net	(113)	(85)
Provision for income taxes	$2,567	$2,226
Effective tax rate	33.4%	34.4%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2013 and 2012 are as follows:

(In thousands)	December 31, 2013	December 31, 2012
Deferred tax assets:
Allowance for loan losses	$5,249	$5,895
Lost interest on nonaccrual loans	802	717
Stock-based compensation	427	390
Depreciation	418	256
Net unrealized security losses	303	-
Deferred compensation	190	174
State net operating loss	138	-
Disallowed write-down on OREO properties	-	60
Other	95	102
Gross deferred tax assets	7,622	7,594
Valuation allowance	(113)	-
Total deferred tax assets	7,509	7,594
Deferred tax liabilities:
Net unrealized security gains	-	885
Deferred loan costs	318	354
Goodwill	326	286
Bond accretion	113	115
Other	-	-
Total deferred tax liabilities	757	1,640
Net deferred tax asset	$6,752	$5,954

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

During 2013, the Company established a $113 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset, the balance of which was $138 thousand and $0 at December 31, 2013 and 2012, respectively.  The Company’s state net operating loss carry-forwards totaled approximately $2.3 million at December 31, 2013 and expires between 2014 and 2033.

Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized gains (losses) on securities available for sale.  The after-tax component was an unrealized loss of $476 thousand for 2013 and an unrealized gain of $1.3 million for 2012,  and is included in other comprehensive income (loss) in shareholders’ equity.

The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2013 and 2012.  The Company does not have an accrual for uncertain tax positions as of December 31, 2013 or 2012, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2009 and thereafter are subject to future examination by tax authorities.

17.  Net Income per Share

The following is a reconciliation of the calculation of basic and diluted net income per share for the past two years:

	For the years ended December 31,
(In thousands, except per share amounts)	2013	2012
Net income	$5,115	$4,244
Less: Preferred stock dividends and discount accretion	988	1,602
Income available to common shareholders	$4,127	$2,642
Weighted average common shares outstanding - Basic	7,547	7,477
Plus: Potential dilutive common stock equivalents	263	317
Weighted average common shares outstanding - Diluted	7,810	7,794
Net income per common share - Basic	$0.55	$0.35
Net income per common share - Diluted	0.53	0.34
Stock options and common stock excluded from the income per share calculation as their effect would have been anti-dilutive	377	506

The "potential dilutive common stock equivalents" shown in the table above includes the impact of the warrant to purchase 764,778 shares of common stock issued to the U.S. Department of Treasury under the Capital Purchase Program in December 2008, utilizing the Treasury stock method.  The warrant was repurchased on August 28, 2013 for a price of $2.7 million utilizing the Treasury Stock Method for the period outstanding.

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

In addition to the risk-based guidelines, regulators require that a bank or holding company, which meets the regulator’s highest performance and operation standards, maintain a minimum leverage ratio of 3 percent.  For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.  Minimum leverage ratios for each institution are evaluated through the ongoing regulatory examination process.

During 2013, the Company repurchased the $20.6 million in preferred stock issued in connection with the CPP, and completed the $2.7 million repurchase of the warrant to purchase 764,788 shares of the Company’s common stock issued to the U.S. Department of the Treasury as a part of the CPP.  The Company’s capital amounts and ratios reflect these capital decreases and are presented in the following table.

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount	Ratio
As of December 31, 2013
Leverage ratio	$70,852	8.08%	≥ $	35,084	4.00%	N/A	N/A
Tier I risk-based capital ratio	70,852	10.74		26,400	4.00	N/A	N/A
Total risk-based capital ratio	79,164	11.99		52,800	8.00	N/A	N/A
As of December 31, 2012
Leverage ratio	$89,841	11.14%	≥ $	32,251	4.00%	N/A	N/A
Tier I risk-based capital ratio	89,841	14.85		24,193	4.00	N/A	N/A
Total risk-based capital ratio	97,492	16.12		48,387	8.00	N/A	N/A

The Bank’s capital amounts and ratios for the last two years are presented in the following table:

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2013
Leverage ratio	$61,493	7.02%	≥ $	35,058	4.00%	≥ $	43,823	5.00%
Tier I risk-based capital ratio	61,493	9.33		26,373	4.00		39,560	6.00
Total risk-based capital ratio	78,296	11.88		52,747	8.00		65,933	10.00
As of December 31, 2012
Leverage ratio	$69,544	8.63%	≥ $	32,225	4.00%	≥ $	40,282	5.00%
Tier I risk-based capital ratio	69,544	11.51		24,170	4.00		36,254	6.00
Total risk-based capital ratio	85,687	14.18		48,339	8.00		60,424	10.00

The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III in September 2010, which constitutes a set of capital reform measures designed to strengthen the regulation, supervision and risk management of banking organizations worldwide.  In order to implement Basel III and certain additional capital changes required by the Dodd-Frank Act, on July 9, 2013, the FDIC approved, as an interim final rule, the regulatory capital requirements for U.S. state nonmember banks, such as us, substantially similar to final rules issued by the Board of Governors of the Federal Reserve System (“Federal Reserve”) and the Office of the Comptroller of the Currency.

The interim final rule includes new risk-based capital and leverage ratios that will be phased-in from 2015 to 2019 for most state nonmember banks, including us.  The rule includes a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets, which is in addition to the Tier 1 and Total risk-based capital requirements.  The interim final rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and requires a minimum leverage ratio of 4.0%.  The required minimum ratio of total capital to risk-weighted assets will remain 8.0%.  The new risk-based capital requirements (except for the capital conservation buffer) will become effective for the Bank on January 1, 2015.  The capital conservation buffer will be phased in over four years beginning on January 1, 2016, with a maximum buffer of 0.625% of risk-weighted assets for 2016, 1.25% for 2017, 1.875% for 2018, and 2.5% for 2019 and thereafter.   Failure to maintain the required capital conservation buffer will result in limitations on capital distributions and on discretionary bonuses to executive officers.

The following chart compares the risk-based capital required under existing rules to those prescribed under the interim final rule under the phase-in period described above:

	Current Treatment	Treatment in Final Rule
Leverage ratio	4.00%	4.00%
Common equity tier 1 capital (CET1) ratio	N/A	4.50%
Additional tier 1	N/A	1.50%
Tier 1 capital ratio	4.00%	6.00%
Tier 2	4.00%	2.00%
Total capital ratio	8.00%	8.00%
Capital conservation buffer	N/A	2.50%

The interim final rule also implements revisions and clarifications consistent with Basel III regarding the various components of Tier 1 capital, including common equity, unrealized gains and losses and instruments that will no longer qualify as Tier 1 capital.  The interim final rule also sets forth certain changes for the calculation of risk-weighted assets that the Bank will be required to implement beginning January 1, 2015.  Management is currently evaluating the provisions of the interim final rule and its expected impact.  Based on our current capital composition and levels, management does not presently anticipate that the interim final rule presents a material risk to our financial condition or results of operations.

19.  Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $240 thousand and $244 thousand to the Plan in 2013 and 2012, respectively.

The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100 percent of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100 percent of their year-end cash bonuses.  Director and executive deferred fees totaled $44 thousand in 2013 and $42 thousand in 2012, and the interest paid on deferred balances totaled $19 thousand in 2013 and $17 thousand in 2012.  In 2013, $22 thousand in deferred fees were distributed.  No fees were distributed in 2012.

Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $4 thousand in 2013 and $5 thousand in 2012.

Stock Transactions

Stock Option Plans

The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  Transactions under the Company’s stock option plans for 2013 and 2012 are summarized in the following table:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value
Outstanding at December 31, 2011	643,206	$6.80	5.3	$517,867
Options granted	25,000	6.00
Options exercised	(117,240)	4.99
Options forfeited	(12,499)	6.06
Options expired	(22,135)	9.73
Outstanding at December 31, 2012	516,332	$7.06	5.4	$327,725
Options granted	37,500	6.58
Options exercised	(11,667)	6.62
Options forfeited	(8,333)	6.56
Options expired	(84,857)	8.84
Outstanding at December 31, 2013	448,975	$6.70	5.6	$739,951
Exercisable at December 31, 2013	364,143	$6.76	4.8	$637,387

Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2013, 1,720,529 shares have been reserved for issuance upon the exercise of options, 448,975 option grants are outstanding, and 1,184,313 option grants have been exercised, forfeited or expired, leaving 87,241 shares available for grant.

The fair values of the options granted during 2013 and 2012 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the years ended December 31,
	2013	2012
Number of options granted	37,500	25,000
Weighted average exercise price	$6.58	$6.00
Weighted average fair value of options	$3.19	$2.33
Expected life in years (1)	5.75	5.07
Expected volatility (2)	51.40%	43.61%
Risk-free interest rate (3)	1.24%	0.77%
Dividend yield (4)	0.17%	-%
(1)	The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.
(2)	The expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.
(3)	The risk-free interest rate is the U.S Treasury rate commensurate with the expected life of the options on the date of grant.
(4)	The expected dividend yield is the projected annual yield based on the grant date stock price.

Upon exercise, the Company issues shares from its authorized but unissued common stock to satisfy the options.  The following table presents information about options exercised during 2013 and 2012:

	For the years ended December 31,
	2013	2012
Number of options exercised	11,667	117,240
Total intrinsic value of options exercised	$15,367	$121,973
Cash received from options exercised	-	173,325
Tax deduction realized from options exercised	6,138	43,319

The following table summarizes information about stock options outstanding and exercisable at December 31, 2013:

	Options outstanding			Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.00 - 4.00	119,750	5.4	$3.87	119,750	$3.87
4.01 - 8.00	249,175	6.8	6.52	164,343	6.55
8.01 - 12.00	35,399	0.9	10.13	35,399	10.13
12.01 - 16.00	44,651	3.1	12.62	44,651	12.62
Total	448,975	5.6	$6.70	364,143	$6.76

FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options and the related income tax benefit for the years ended December 31, 2013 and 2012 are detailed in the following table:

	For the years ended December 31,
	2013	2012
Compensation expense	$140,873	$148,996
Income tax benefit	56,265	54,458

As of December 31, 2013, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $194 thousand.  That cost is expected to be recognized over a weighted average period of 1.9 years.

Restricted Stock Awards

Restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.  The following table summarizes nonvested restricted stock activity for the year ended December 31, 2013:

	Shares	Average grant date fair value
Nonvested restricted stock at December 31, 2012	90,975	$6.10
Granted	42,500	7.12
Vested	(31,200)	5.88
Forfeited	(6,650)	6.16
Nonvested restricted stock at December 31, 2013	95,625	$6.64

Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  The awards are recorded at fair market value at the time of grant and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2013,  471,551 shares of restricted stock were reserved for issuance, of which 232,838 shares are available for grant.

Restricted stock awards granted during the years ended December 31, 2013 and 2012 were as follows:

	For the years ended December 31,
	2013	2012
Number of shares granted	42,500	29,500
Average grant date fair value	$7.12	$6.07

Compensation expense related to the restricted stock for the years ended December 31, 2013 and 2012 is detailed in the following table:

	For the years ended December 31,
	2013	2012
Compensation expense	$198,682	$160,509
Income tax benefit	79,354	64,107

As of December 31, 2013, there was approximately $579 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.9 years.

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

Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis:

Securities Available for Sale

55 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $44.4 million at December 31, 2013.  Approximately $43.1 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.

All of the Company’s AFS securities, excluding commercial mortgage-backed securities, were classified as Level 2 assets at December 31, 2013.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

For commercial mortgage-backed securities, the inputs used by either dealer market participants or an independent pricing service, may be derived from unobservable market information (Level 3 inputs).  In these instances, management evaluates the appropriateness and quality of the assumptions and the resulting prices.  In addition, management reviews the volume and level of activity for all AFS securities and attempts to identify transactions which may not be orderly or reflective of a significant level of activity and volume.  For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value and this results in fair values based on Level 3 inputs.  In determining fair value, the Company utilizes unobservable inputs which reflect its own assumptions about the inputs that market participants would use in pricing each security.  In developing its assertion of market participant assumptions, the Company utilizes the best information that is both reasonable and available without undue cost and effort.

In calculating the fair value for AFS securities under Level 3, management prepared present value cash flow models for certain private label commercial mortgage-backed securities.  Private label commercial mortgage-backed securities owned by the Bank are A1 and A2 tranche sequential structures and are currently paying principal.  The cash flows for the commercial mortgage-backed securities incorporated the expected cash flow of each security adjusted for default rates, loss severities and prepayments of the individual loans collateralizing the security.  The following table presents quantitative information about Level 3 inputs used to measure the fair value of commercial mortgage-backed securities at December 31, 2013:

December 31, 2013
Valuation Technique	Unobservable Input	Range	Weighted Average
Discounted Cash Flow	Prepayment rate	8 through 15%	10.0%
	Default rate	10 through 15%	12.5%
	Loss severity	10 through 25%	18.0%

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

There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2013, as compared to the year ended December 31, 2012.

The tables below present the balances of assets measured at fair value on a recurring basis as of December 31st for the past two years:

	December 31, 2013
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$-	$6,418	$-	$6,418
State and political subdivisions	-	16,598	-	16,598
Residential mortgage-backed securities	-	44,389	-	44,389
Commercial mortgage-backed securities	-	-	888	888
Corporate and other securities	-	12,840	-	12,840
Total securities available for sale	$-	$80,245	$888	$81,133

	December 31, 2012
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$-	$2,568	$-	$2,568
State and political subdivisions	-	15,303	-	15,303
Residential mortgage-backed securities	-	45,545	-	45,545
Commercial mortgage-backed securities	-	-	4,463	4,463
Corporate and other securities	-	21,659	-	21,659
Total securities available for sale	$-	$85,075	$4,463	$89,538

The following table summarizes changes in Level 3 assets during 2013 and 2012, consisting of commercial mortgage-backed available for sale securities, measured at fair value on a recurring basis.

	For the years ended December 31,
(In thousands)	2013	2012
Commercial mortgage-backed securities:
Balance, beginning of period	$4,463	$-
Purchases	-	4,423
Payoffs	(815)	-
Principal paydowns	(2,722)	-
Total net losses included in:
Other comprehensive income	(38)	40
Balance, end of period	$888	$4,463

There were no gains or losses (realized or unrealized) including in earnings for assets and liabilities held at December 31, 2013 or 2012.

Fair Value on a Nonrecurring Basis

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following is a description of the valuation methodologies used for instruments measured at fair value on a nonrecurring basis:

Appraisal Policy

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

The Company requires current real estate appraisals on all loans that become OREO or in-substance foreclosure, loans that are classified substandard, doubtful or loss, or loans that are over $100,000 and nonperforming.  Prior to each balance sheet date, the Company values impaired collateral-dependent loans and OREO based upon a third party appraisal, broker's price opinion, drive by appraisal, automated valuation model, updated market evaluation, or a combination of these methods.  The amount is discounted for the decline in market real estate values (for original appraisals), for any known damage or repair costs, and for selling and closing costs.  The amount of the discount ranges from 10 to 15 percent and is dependent upon the method used to determine the original value.  The original appraisal is generally used when a loan is first determined to be impaired.  When applying the discount, the Company takes into consideration when the appraisal was performed, the collateral’s location, the type of collateral, any known damage to the property and the type of business.  Subsequent to entering impaired status and the Company determining that there is a collateral shortfall, the Company will generally, depending on the type of collateral, order a third party appraisal, broker's price opinion, automated valuation model or updated market evaluation.  Subsequent to receiving the third party results, the Company will discount the value 8 to 10 percent for selling and closing costs.

Other Real Estate Owned ("OREO")

The fair value was determined using appraisals, which may be discounted based on management’s review and changes in market conditions (Level 3 Inputs).

 Impaired Collateral-Dependent Loans

The fair value of impaired collateral-dependent loans is derived in accordance with FASB ASC Topic 310, “Receivables.”  Fair value is determined based on the loan’s observable market price or the fair value of the collateral.  Partially charged-off loans are measured for impairment based upon an appraisal for collateral-dependent loans.  When an updated appraisal is received for a nonperforming loan, the value on the appraisal is discounted in the manner discussed above.  If there is a deficiency in the value after the Company applies these discounts, management applies a specific reserve and the loan remains in nonaccrual status.  The receipt of an updated appraisal would not qualify as a reason to put a loan back into accruing status.  The Company removes loans from nonaccrual status when the borrower makes nine months of contractual payments and demonstrates the ability to service the debt going forward.  Charge-offs are determined based upon the loss that management believes the Company will incur after evaluating collateral for impairment based upon the valuation methods described above and the ability of the borrower to pay any deficiency.

The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  At December 31, 2013, the valuation allowance for impaired loans was $1.1 million, a decrease of $863 thousand from $2.0 million at December 31, 2012.

The following tables present the assets and liabilities carried on the balance sheet by caption and by level within the hierarchy (as described above) as of December 31, 2013 and 2012 and the fair value gains (losses) recognized during the years ended December 31, 2013 and 2012:

	Fair value at December 31, 2013				Gains (losses) from fair value changes for the year ended
(In thousands)	Level 1	Level 2	Level 3	Total	December 31, 2013
Financial assets:
OREO	$-	$-	$633	$633	$(769)
Impaired collateral-dependent loans	-	-	4,540	4,540	863

	Fair value at December 31, 2012				Gains (losses) from fair value changes for the year ended
(In thousands)	Level 1	Level 2	Level 3	Total	December 31, 2012
Financial assets:
OREO	$-	$-	$864	$864	$(1,671)
Impaired collateral-dependent loans	-	-	8,159	8,159	2,448

Fair Value of Financial Instruments

FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments for which the Company did not elect the fair value option.  These estimated fair values as of December 31, 2013 and December 31, 2012 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.

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

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

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

Standby Letters of Credit

At December 31, 2013, the Bank had standby letters of credit outstanding of $1.4 million, as compared to $1.6 million at December 31, 2012.  The fair value of these commitments is nominal.

The table below presents the carrying amount and estimated fair values of the Company’s financial instruments not previously presented as of December 31st for the past two years:

		December 31, 2013		December 31, 2012
(In thousands)	Fair value level	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$99,404	$99,404	$94,192	$94,192
Securities held to maturity (1)	Level 2	26,381	25,549	21,515	22,741
SBA loans held for sale	Level 2	6,673	7,267	6,937	7,582
Loans, net of allowance for loan losses (2)	Level 2	658,887	645,582	565,341	564,528
Federal Home Loan Bank stock	Level 2	5,392	5,392	3,989	3,989
Servicing assets	Level 3	437	437	396	396
Accrued interest receivable	Level 2	3,272	3,272	3,298	3,298
Financial liabilities:
Deposits	Level 2	738,698	738,337	648,760	650,668
Borrowed funds and subordinated debentures	Level 2	122,465	129,732	90,465	100,257
Accrued interest payable	Level 2	454	454	434	434
(1)

Includes held to maturity commercial mortgage-backed securities that are considered Level 3.  These securities had book values of $6.8 million and $2.7 million at December 31, 2013 and 2012, respectively, and market values of $6.4 million and $3.2 million at December 31, 2013 and 2012, respectively.

(2)

Includes impaired loans that are considered Level 3 and reported separately in the tables under the “Fair Value on a Nonrecurring Basis” heading.  Impaired loans, net of specific reserves totaled $4.5 million and $8.2 million at December 31, 2013 and 2012, respectively.

21.  Condensed Financial Statements of Unity Bancorp, Inc.

(Parent Company Only)

Balance Sheets
(In thousands)	December 31, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	$724	$11,869
Securities available for sale	166	105
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	62,814	72,213
Other assets	493	476
Total assets	$72,697	$93,163
LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities	$59	$188
Subordinated debentures	15,465	15,465
Shareholders' equity	57,173	77,510
Total liabilities and shareholders' equity	$72,697	$93,163

Statements of Income	For the years ended December 31,
(In thousands)	2013	2012
Total interest income	$761	$761
Total interest expense	287	345
Net interest income	474	416
Gains on sales of securities	3	-
Other expenses	22	19
Income before provision for income taxes and equity in undistributed net income of subsidiary	455	397
Provision for income taxes	116	136
Income before equity in undistributed net income of subsidiary	339	261
Equity in undistributed net income of subsidiary	4,776	3,983
Net income	5,115	4,244
Preferred stock dividends and discount accretion	988	1,602
Income available to common shareholders	$4,127	$2,642

Statements of Cash Flows	For the years ended December 31,
(In thousands)	2013	2012
OPERATING ACTIVITIES
Net income	$5,115	$4,244
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(4,776)	(3,983)
Gains on sales of securities	(3)	-
Net change in other assets and other liabilities	(22)	(8)
Net cash provided by operating activities	314	253
INVESTING ACTIVITIES
Purchases of securities	(100)	-
Proceeds from sales of securities	63	-
Net cash used in investing activities	(37)	-
FINANCING ACTIVITIES
Redemption of perpetual preferred stock from U.S. Treasury	(20,649)	-
Repurchase of warrant from U.S. Treasury	(2,707)	-
Proceeds from exercise of stock options	-	173
Cash dividends paid on preferred stock	(585)	(1,032)
Cash dividends paid on common stock	(188)	-
Dividend from Bank	12,707	9,000
Net cash provided by (used in) financing activities	(11,422)	8,141
Increase in cash and cash equivalents	(11,145)	8,394
Cash and cash equivalents, beginning of year	11,869	3,475
Cash and cash equivalents, end of year	$724	$11,869
SUPPLEMENTAL DISCLOSURES
Interest paid	$287	$362

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2013 and 2012 is unaudited.  However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

	2013
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$8,313	$8,401	$8,474	$8,766
Total interest expense	1,624	1,599	1,603	1,703
Net interest income	6,689	6,802	6,871	7,063
Provision for loan losses	650	300	600	800
Net interest income after provision for loan losses	6,039	6,502	6,271	6,263
Total noninterest income	1,825	1,658	1,650	1,471
Total noninterest expense	6,126	6,074	5,935	5,862
Income before provision for income taxes	1,738	2,086	1,986	1,872
Provision for income taxes	538	739	684	606
Net income	1,200	1,347	1,302	1,266
Preferred stock dividends and discount accretion	404	465	119	-
Income available to common shareholders	$796	$882	$1,183	$1,266
Net income per common share - Basic	$0.11	$0.12	$0.15	$0.17
Net income per common share - Diluted	0.10	0.11	0.15	0.17

	2012
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$9,058	$8,772	$8,871	$8,502
Total interest expense	2,250	1,915	1,844	1,765
Net interest income	6,808	6,857	7,027	6,737
Provision for loan losses	1,200	1,000	1,000	800
Net interest income after provision for loan losses	5,608	5,857	6,027	5,937
Total noninterest income	1,715	1,841	1,774	2,008
Total noninterest expense	5,959	6,204	5,999	6,135
Income before provision for income taxes	1,364	1,494	1,802	1,810
Provision for income taxes	459	518	606	643
Net income	905	976	1,196	1,167
Preferred stock dividends and discount accretion	396	401	397	408
Income available to common shareholders	$509	$575	$799	$759
Net income per common share - Basic	$0.07	$0.08	$0.10	$0.10
Net income per common share - Diluted	0.07	0.07	0.10	0.10

Selected Consolidated Financial Data

	At or for the years ended December 31,
(In thousands, except percentages)	2013	2012	2011	2010	2009
Selected Results of Operations
Interest income	$33,954	$35,203	$39,523	$44,035	$49,410
Interest expense	6,529	7,774	10,551	14,035	21,582
Net interest income	27,425	27,429	28,972	30,000	27,828
Provision for loan losses	2,350	4,000	6,800	7,250	8,000
Noninterest income	6,604	7,338	5,661	5,069	2,140
Noninterest expense	23,997	24,297	24,518	24,990	23,947
Provision (benefit) for income taxes	2,567	2,226	769	589	(898)
Net income (loss)	5,115	4,244	2,546	2,240	(1,081)
Preferred stock dividends and discount accretion	988	1,602	1,558	1,520	1,496
Income available (loss attributable) to common shareholders	4,127	2,642	988	720	(2,577)
Per Share Data
Net income (loss) per common share - Basic	$0.55	$0.35	$0.13	$0.10	$(0.36)
Net income (loss) per common share - Diluted	0.53	0.34	0.13	0.10	(0.36)
Book value per common share	7.55	7.62	7.24	7.08	6.91
Market value per common share	7.66	6.24	6.40	6.05	4.02
Cash dividends declared on common shares	0.03	-	-	-	-
Selected Balance Sheet Data
Assets	$921,118	$819,730	$810,846	$818,410	$930,357
Loans	678,701	587,036	592,592	615,936	657,016
Allowance for loan losses	(13,141)	(14,758)	(16,348)	(14,364)	(13,842)
Securities	107,514	111,053	107,536	128,242	169,022
Deposits	738,698	648,760	643,971	654,788	758,239
Borrowed funds and subordinated debentures	122,465	90,465	90,465	90,465	100,465
Shareholders' equity	57,173	77,510	73,558	70,085	67,865
Common shares outstanding	7,577	7,534	7,459	7,211	7,144
Performance Ratios
Return (loss) on average assets	0.61%	0.53%	0.31%	0.26%	(0.12)%
Return (loss) on average equity	7.22	4.80	1.90	1.43	(5.29)
Average equity to average assets	7.91	9.31	8.72	7.96	7.39
Efficiency ratio	71.34	71.06	71.42	71.43	75.49
Dividend payout	5.66	-	-	-	-
Net interest spread	3.34	3.39	3.50	3.41	2.87
Net interest margin	3.53	3.62	3.76	3.67	3.22
Asset Quality Ratios
Allowance for loan losses to loans	1.94%	2.51%	2.76%	2.33%	2.11%
Allowance for loan losses to nonperforming loans	85.98	84.49	71.80	66.31	54.29
Nonperforming loans to total loans	2.25	2.98	3.84	3.52	3.88
Nonperforming assets to total loans and OREO	2.34	3.28	4.33	3.88	4.10
Nonperforming assets to total assets	1.73	2.35	3.18	2.93	2.90
Net charge-offs to average loans	0.63	0.94	0.79	1.05	0.67
Capital Ratios - Company
Leverage Ratio	8.08%	11.14%	10.44%	9.97%	8.83%
Tier 1 risk-based capital ratio	10.74	14.85	14.33	13.04	11.75
Total risk-based capital ratio	11.99	16.12	15.60	14.30	13.01
Capital Ratios - Bank
Leverage Ratio	7.02%	8.63%	9.01%	8.48%	7.38%
Tier 1 risk-based capital ratio	9.33	11.51	12.36	11.10	9.82
Total risk-based capital ratio	11.88	14.18	15.05	13.69	12.30