Form 10-K, Exhibit 13
period 2014-12-31
UNITY BANCORP INC /NJ/
filed 2015-03-16
CIK 920427

EXHIBIT 13

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

Results of Operations

Net income available to common shareholders totaled $6.4 million, or $0.81 per diluted share for the year ended December 31, 2014, compared to $4.1 million, or $0.53 per diluted share for the year ended December 31, 2013.  The 55.3 percent increase in net income available to common shareholders was the product of strategic initiatives, which include expansion of in-market loan and retail deposit relationships, improving credit quality and core earnings growth.  In addition, during 2013 the Company redeemed the $20.6 million in preferred stock and repurchased the warrant to purchase 764,778 common shares issued in connection with participation in the Treasury’s Capital Purchase Program (“CPP”).  The redemption of the preferred stock eliminated the related dividend expense and discount accretion.

Highlights for the year include:

•	12.2 percent increase in total loans driven by a 28.1 percent increase in consumer loans, 21.3 percent increase in residential mortgage loans and a 10.6 percent increase in commercial loans.
•	7.5 percent increase in total deposits with a 12.7 percent increase in savings deposits and a 12.3 percent increase in noninterest-bearing demand deposits.
•	Core earnings growth with a 9.8 percent increase in net interest income due to strong growth in commercial, residential mortgage and consumer loan volume.
•	Stable net interest margin of 3.53 percent for 2014 and 2013.
•	Continued expense management in 2014. Expense increases included promotional advertising, product enhancements and expansion of the commercial loan staff.
•	Credit quality improved primarily due to a 25.6 percent decrease in nonperforming loans.
•	Completed common stock rights offering which was oversubscribed and resulted in $6.1 million in additional capital to provide for continued growth.

The Company's performance ratios for the past two years are listed in the following table:

	For the years ended December 31,
	2014	2013
Net income per common share - Basic (1)	$0.82	$0.55
Net income per common share - Diluted (1)	$0.81	$0.53
Return on average assets	0.70%	0.61%
Return on average equity (2)	10.28%	7.22%
Efficiency ratio (3)	67.90%	71.34%

(1)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
(2)	Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders' equity (excluding preferred stock).
(3)	Defined as noninterest expense divided by the sum of net interest income plus noninterest income less any gains or losses on securities.

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

Tax-equivalent net interest income amounted to $30.3 million in 2014, an increase of $2.7 million from $27.6 million in 2013.  The Company’s net interest margin remained flat at 3.53 percent in 2014 when compared to 2013.  The net interest spread was 3.35 percent, an increase of 1 basis point from 3.34 percent in 2013.

During 2014, tax-equivalent interest income was $37.6 million, an increase of $3.4 million or 10.0 percent when compared to 2013.  This increase was driven primarily by the increase in the average volume of loans:

·

Of the $3.4 million increase in interest income on a tax-equivalent basis, $3.7 million of the increase was due primarily to the increased volume of average loans, partially offset by a $298 thousand decrease in yields on average interest-earning assets.

·	The yield on interest-earning assets remained relatively flat at 4.38 percent in 2014 when compared to 2013.
·

The average volume of interest-earning assets increased $74.9 million to $858.5 million in 2014 compared to $783.7 million in 2013.  This was due primarily to an $85.9 million increase in average loans, primarily commercial and residential mortgage loans, and a $4.9 million increase in federal funds sold and interest-bearing deposits, partially offset by a $15.9 million decrease in average investment securities.

Total interest expense was $7.3 million in 2014, an increase of $777 thousand or 11.9 percent compared to 2013.  This increase was driven by the increased average volume of interest-bearing liabilities, partially offset by the continued low overall interest rate environment:

·	Of the $777 thousand increase in interest expense, $938 thousand of the increase was due to an increase in the volume of average interest-bearing liabilities, primarily time deposits.
·

The average cost of interest-bearing liabilities remained flat at 1.03 percent in 2014 when compared to 2013.  The cost of interest-bearing deposits increased 5 basis points to 0.66 percent and the cost of borrowed funds and subordinated debentures remained flat at 3.55 percent in 2014.

·

Interest-bearing liabilities averaged $706.3 million in 2014, an increase of $72.5 million or 11.4 percent, compared to 2013.  The increase in interest-bearing liabilities was a result of an increase in average time deposits and interest-bearing demand deposits, partially offset by a decrease in average savings deposits.

Net interest income continues to be impacted by the sustained low interest rate environment.  The Federal Open Market Committee (“FOMC”) of the Federal Reserve Board forecasts the overnight federal funds rate will continue to remain at 25 basis points through late 2015.  This rate environment has resulted in a tighter net interest margin as earning assets continue to re-price at lower rates.  Partially offsetting these declines are lower funding costs; however, the reduction in yield on earning assets is anticipated to exceed the benefits of further declines in the cost of funds from already low levels.

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

Consolidated Average Balance Sheets

 (Dollar amounts in thousands, interest amounts and interest rates/yields on a fully tax-equivalent basis)

For the years ended December 31,	2014			2013
	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits	$44,900	$44	0.10%	$39,971	$39	0.10%
Federal Home Loan Bank stock	3,972	165	4.15	4,007	159	3.97
Securities:
Taxable	81,334	2,183	2.68	93,132	2,443	2.62
Tax-exempt	14,493	526	3.63	18,587	681	3.66
Total securities (A)	95,827	2,709	2.83	111,719	3,124	2.79
Loans, net of unearned discount:
SBA loans	53,232	2,467	4.63	60,891	2,660	4.37
SBA 504 loans	33,754	1,676	4.97	37,920	1,911	5.04
Commercial loans	379,327	19,329	5.10	328,229	17,322	5.28
Residential mortgage loans	196,333	8,898	4.53	155,237	7,013	4.52
Consumer loans	51,188	2,301	4.50	45,705	1,947	4.26
Total loans (B)	713,834	34,671	4.86	627,982	30,853	4.92
Total interest-earning assets	$858,533	$37,589	4.38%	$783,679	$34,175	4.37%

Noninterest-earning assets:
Cash and due from banks	27,021			22,728
Allowance for loan losses	(13,124)			(14,423)
Other assets	44,312			41,688
Total noninterest-earning assets	58,209			49,993
Total assets	$916,742			$833,672

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$125,706	$430	0.34%	$118,289	$383	0.32%
Savings deposits	274,395	856	0.31	277,891	710	0.26
Time deposits	214,984	2,777	1.29	146,115	2,191	1.50
Total interest-bearing deposits	615,085	4,063	0.66	542,295	3,284	0.61
Borrowed funds and subordinated debentures	91,230	3,243	3.55	91,475	3,245	3.55
Total interest-bearing liabilities	$706,315	$7,306	1.03%	$633,770	$6,529	1.03%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	144,310			130,768
Other liabilities	3,764			3,164
Total noninterest-bearing liabilities	148,074			133,932
Total shareholders' equity	62,353			65,970
Total liabilities and shareholders' equity	$916,742			$833,672

Net interest spread		$30,283	3.35%		$27,646	3.34%
Tax-equivalent basis adjustment		(171)			(221)
Net interest income		$30,112			$27,425
Net interest margin			3.53%			3.53%
(A)

Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

(B)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

2012			2011			2010
Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield

$49,355	$72	0.15%	$50,574	$61	0.12%	$35,349	$87	0.25%
4,015	189	4.71	4,120	183	4.44	4,646	235	5.06

100,365	2,823	2.81	99,825	3,537	3.54	137,475	5,205	3.79
15,455	701	4.54	12,750	672	5.27	5,005	297	5.93
115,820	3,524	3.04	112,575	4,209	3.74	142,480	5,502	3.86

68,536	3,430	5.00	82,177	4,665	5.68	95,353	5,264	5.52
46,153	2,645	5.73	58,010	3,482	6.00	66,767	4,305	6.45
299,820	16,982	5.66	284,183	17,492	6.16	285,771	18,130	6.34
134,214	6,445	4.80	133,477	7,107	5.32	132,414	7,684	5.80
46,487	2,144	4.61	51,830	2,542	4.90	58,200	2,926	5.03
595,210	31,646	5.31	609,677	35,288	5.79	638,505	38,309	6.00
$764,400	$35,431	4.63%	$776,946	$39,741	5.12%	$820,980	$44,133	5.38%

16,665			16,105			20,672
(16,458)			(16,198)			(14,667)
39,625			40,528			41,817
39,832			40,435			47,822
$804,232			$817,381			$868,802

$108,825	$486	0.45%	$103,574	$571	0.55%	$100,729	$737	0.73%
282,115	1,185	0.42	287,769	2,202	0.77	289,156	2,829	0.98
138,233	2,796	2.02	166,836	4,067	2.44	216,488	6,173	2.85
529,173	4,467	0.84	558,179	6,840	1.23	606,373	9,739	1.61
90,473	3,307	3.66	90,465	3,711	4.10	101,449	4,296	4.23
$619,646	$7,774	1.25%	$648,644	$10,551	1.63%	$707,822	$14,035	1.98%

106,412			93,875			87,684
3,335			3,607			4,174
109,747			97,482			91,858
74,839			71,255			69,122
$804,232			$817,381			$868,802

	$27,657	3.38%		$29,190	3.49%		$30,098	3.40%
	(228)			(218)			(98)
	$27,429			$28,972			$30,000
		3.62%			3.76%			3.67%

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

	For the years ended December 31,
	2014 versus 2013			2013 versus 2012
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and interest-bearing deposits	$5	$-	$5	$(12)	$(21)	$(33)
Federal Home Loan Bank stock	(1)	7	6	-	(30)	(30)
Securities	(464)	49	(415)	(67)	(333)	(400)
Net loans	4,172	(354)	3,818	1,658	(2,451)	(793)
Total interest income	$3,712	$(298)	$3,414	$1,579	$(2,835)	$(1,256)
Interest expense:
Interest-bearing demand deposits	$23	$24	$47	$42	$(145)	$(103)
Savings deposits	(8)	154	146	(18)	(457)	(475)
Time deposits	925	(339)	586	151	(756)	(605)
Total interest-bearing deposits	940	(161)	779	175	(1,358)	(1,183)
Borrowed funds and subordinated debentures	(2)	-	(2)	38	(100)	(62)
Total interest expense	938	(161)	777	213	(1,458)	(1,245)
Net interest income - fully tax-equivalent	$2,774	$(137)	$2,637	$1,366	$(1,377)	$(11)
Decrease in tax-equivalent adjustment			50			7
Net interest income			$2,687			$(4)

Provision for Loan Losses

The provision for loan losses totaled $2.6 million for 2014, an increase of $200 thousand  compared to $2.4 million for 2013.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio.  Additional information may be found under the captions “Financial Condition - Asset Quality” and “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.”  The current provision is considered appropriate based upon management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income

The following table shows the components of noninterest income for the past two years:

	For the years ended December 31,
(In thousands)	2014	2013
Branch fee income	$1,469	$1,505
Service and loan fee income	1,260	1,370
Gain on sale of SBA loans held for sale, net	975	628
Gain on sale of mortgage loans, net	1,139	1,650
Bank owned life insurance ("BOLI") income	559	347
Net security gains	433	390
Other income	844	714
Total noninterest income	$6,679	$6,604

Noninterest income was $6.7 million for 2014, a $75 thousand increase compared to $6.6 million for 2013.  This increase was driven primarily by higher levels of gains on the sale of SBA loans and increased BOLI income due to a death benefit, partially offset by lower levels of gains on the sale of residential mortgage loans.

Changes in noninterest income reflect:

·	Branch fee income, which consists of deposit service charges and overdraft fees, decreased $36 thousand from the prior year, primarily due to a lower volume of overdraft fees.
·

Service and loan fee income decreased $110 thousand in 2014, due to lower SBA loan servicing income as the volume of serviced loans declined, reduced late charges, payoff and prepayment penalties, partially offset by increased processing fees.

·

Net gains on the sale of SBA loans increased $347 thousand to $975 thousand in 2014 due to a higher volume of loan sales.  In 2014, $10.4 million in SBA loans were sold compared to $6.3 million in the prior year.

·

Net gains on sales of residential mortgage loans decreased $511 thousand in 2014 due to a lower volume of loan sales.  In 2014, $59.2 million in residential mortgage loans were sold compared to $78.4 million in 2013.

·	BOLI income increased $212 thousand to $559 thousand in 2014 compared to $347 thousand in 2013. This increase was a result of proceeds received due to a death benefit.
·

Net gains on the sale of securities totaled $433 thousand and $390 thousand in 2014 and 2013, respectively.  For additional information on securities, see Note 3 to the Consolidated Financial Statements.

·

Other income totaled $844 thousand and $714 thousand in 2014 and 2013, respectively, which includes check card related income and miscellaneous service charges, primarily due to increases in Visa check card interchange fees and OREO rental income.

Noninterest Expense

The following table presents a breakdown of noninterest expense for the past two years:

	For the years ended December 31,
(In thousands)	2014	2013
Compensation and benefits	$12,750	$12,251
Occupancy	2,478	2,571
Processing and communications	2,461	2,309
Furniture and equipment	1,510	1,478
Professional services	748	828
Loan costs	780	822
Other real estate owned ("OREO")	485	458
Deposit insurance	677	666
Advertising	998	747
Other expenses	1,801	1,867
Total noninterest expense	$24,688	$23,997

Noninterest expense totaled $24.7 million for the year ended December 31, 2014, an increase of $691 thousand when compared to $24.0 million in 2013.

Changes in noninterest expense reflect:

·

Compensation and benefits expense, the largest component of noninterest expense, increased $499 thousand for the year ended December 31, 2014, when compared to the same period in 2013.  The increase was primarily due to higher salary expense as the Company expanded the commercial lending staff and realized increased benefits costs such as medical insurance.

·

Occupancy expense decreased $93 thousand in 2014, when compared to 2013 due to lower rental expense and leasehold improvement depreciation as a result of purchasing three previously leased locations.  Partially offsetting these reductions were increased landscaping, snow removal, building depreciation, and property tax expenses.

·

Processing and communications expenses increased $152 thousand in 2014 as the Company continued to add and enhance products and services, such as electronic banking, online bill payment, and ATM/debit cards to remain competitive.  In addition, it includes the associated rise in data processing costs of the core banking system and electronic access expenses such as communication line costs.

·

Furniture and equipment expense increased $32 thousand in 2014, due to rising costs of technology such as computer network and software maintenance costs, partially offset by lower depreciation expense on capital investments such as equipment and furniture.

·	Professional service fees decreased $80 thousand in 2014. This expense includes costs such as consulting, legal expense, audit and tax preparation expense.
·

Loan costs decreased $42 thousand in 2014, primarily due to lower forced place insurance, appraisal expenses and loan legal collections expenses, partially offset by increased mortgage servicing expense due to a higher volume of loans.

·	OREO costs, such as losses on sales, property taxes, and maintenance expenses, increased $27 thousand in 2014 when compared to 2013.
·	Deposit insurance expense remained relatively flat with expenses of $677 thousand and $666 thousand in 2014 and 2013, respectively.

·

Advertising expenses, such as promotional activities and events, increased $251 thousand for the year ended December 31, 2014 due to the use of television and radio media, core deposit promotional expenses as well as seasonal involvement in various community events.

·	Other expenses decreased $66 thousand in 2014, primarily due to lower recruiting expense and printing expense, partially offset by higher retail losses.

Income Tax Expense

For 2014, the Company reported income tax expense of $3.1 million for an effective tax rate of 32.9 percent, compared to an income tax expense of $2.6 million and an effective tax rate of 33.4 percent in 2013.  The effective tax rate declined due to state tax planning.  For additional information on income taxes, see Note 15 to the Consolidated Financial Statements.

Financial Condition

Total assets increased $87.7 million or 9.5 percent, to $1.0 billion at December 31, 2014, compared to $921.1 million at December 31, 2013.  This increase was primarily due to increases of $83.1 million in loans and $30.4 million in cash and cash equivalents, partially offset by a $27.4 million decrease in securities.

Total deposits increased $55.6 million, due to increases of $33.8 million in savings deposits, $16.8 million in noninterest-bearing demand deposits, and $7.0 million in time deposits, partially offset by a decrease of $1.9 million in interest-bearing demand deposits. Borrowed funds and subordinated debentures increased $18.0 million due to an overnight borrowing at December 31, 2014 of $50.0 million compared to $32.0 million in 2013.

Total shareholders’ equity increased $13.0 million from year-end 2013, primarily due to net income from operations and $6.1 million in proceeds from a common stock rights offering. Net income was $6.4 million for the year ended December 31, 2014, an increase of $2.3 million from the prior year.  Other changes in shareholders’ equity included an increase in other comprehensive income net of tax of $619 thousand and stock-based transactions of $537 thousand, partially offset by common stock dividends paid in 2014 of $757 thousand.

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

AFS securities totaled $60.1 million at December 31, 2014, a decrease of $21.1 million or 26.0 percent, compared to $81.1 million at December 31, 2013.  This net decrease was the result of:

•	$21.7 million in sales, net of realized gains, which consisted of municipal securities, mortgage-backed securities, agency securities, corporate bonds, and asset-backed securities,
•	$9.9 million in principal payments, maturities and called bonds, and
•	$461 thousand in net amortization of premiums, partially offset by
•

$1.0 million of appreciation in the market value of the portfolio.  At December 31, 2014, the portfolio had net unrealized gains of $235 thousand compared to net unrealized losses of $778 thousand at December 31, 2013.  These net unrealized gains (losses) are reflected net of tax in shareholders’ equity as accumulated other comprehensive income, and

•	$9.9 million in purchases, primarily of mortgage-backed securities, one agency security, and one corporate bond.

The weighted average life of AFS securities, adjusted for prepayments, amounted to 4.0 years and 5.4 years at December 31, 2014 and 2013, respectively.

HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity.  The portfolio is comprised of obligations of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, and corporate and other securities.

HTM securities were $20.0 million at December 31, 2014, a decrease of $6.4 million or 24.2 percent, from year-end 2013.  This net decrease was the result of:

·	$6.6 million in principal payments and maturities and
·	$91 thousand in net amortization of premiums, partially offset by
·	$308 thousand in the purchase of one municipal security.

The weighted average life of HTM securities, adjusted for prepayments, amounted to 6.4 years and 8.5 years at December 31, 2014 and 2013, respectively.  As of December 31, 2014 and December 31, 2013, the fair value of HTM securities was $20.3 million and $25.5 million, respectively.

The average balance of taxable securities amounted to $81.3 million in 2014 compared to $93.1 million in 2013.  The average yield earned on taxable securities increased 6 basis points to 2.68 percent in 2014, from 2.62 percent in 2013.  The average balance of tax-exempt securities amounted to $14.5 million in 2014 compared to $18.6 million in 2013.  The average yield earned on tax-exempt securities decreased 3 basis points to 3.63 percent in 2014, from 3.66 percent in 2013.

Securities with a carrying value of $50.4 million and $74.5 million at December 31, 2014 and December 31, 2013, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.

Approximately 88 percent of the total investment portfolio had a fixed rate of interest at December 31, 2014 and 2013.

For additional information on securities, see Note 3 to the Consolidated Financial Statements.

Loans

The loan portfolio, which represents the Company’s largest asset group, is a significant source of both interest and fee income.  The portfolio consists of SBA, SBA 504, commercial, residential mortgage and consumer loans.  Each of these segments is subject to differing levels of credit and interest rate risk.

Total loans increased $83.1 million or 12.2 percent to $761.8 million at December 31, 2014, compared to $678.7 million at year-end 2013.  Residential mortgages, commercial loans, consumer loans, and SBA 504 increased $38.8 million, $38.6 million, $13.0 million and $2.8 million, respectively, partially offset by a decline of $10.0 million in SBA loans.

The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses at December 31st for the past five years:

	2014		2013		2012		2011		2010
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
SBA loans held for investment	$40,401	5.3%	$48,918	7.2%	$58,593	10.0%	$64,175	10.8%	$75,741	12.3%
SBA 504 loans	34,322	4.5	31,564	4.7	41,438	7.1	55,108	9.3	64,276	10.4
Commercial loans	401,949	52.7	363,340	53.5	301,564	51.3	283,104	47.8	281,205	45.7
Residential mortgage loans	220,878	29.0	182,067	26.8	132,094	22.5	134,090	22.6	128,400	20.8
Consumer loans	59,096	7.8	46,139	6.8	46,410	7.9	48,447	8.2	55,917	9.1
Total loans held for investment	756,646	99.3	672,028	99.0	580,099	98.8	584,924	98.7	605,539	98.3
SBA loans held for sale	5,179	0.7	6,673	1.0	6,937	1.2	7,668	1.3	10,397	1.7
Total loans	$761,825	100.0%	$678,701	100.0%	$587,036	100.0%	$592,592	100.0%	$615,936	100.0%

Average loans increased $85.9 million or13.7 percent from $628.0 million in 2013, to $713.8 million in 2014.  The increase in average loans was due to increases in commercial loans, residential mortgages, and consumer loans partially offset by a decrease in SBA and SBA 504 loans.  The yield on the overall loan portfolio fell 6 basis points to 4.86 percent for the year ended December 31, 2014, compared to 4.92 percent for the prior year.

SBA 7(a) loans, on which the SBA historically has provided guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company than its other loan products.  These loans are made for the purposes of providing working capital, financing the purchase of equipment, inventory or commercial real estate.  Generally, an SBA 7(a) loan has a deficiency in its credit profile that would not allow the borrower to qualify for a traditional commercial loan, which is why the SBA provides the guarantee.  The deficiency may be a higher loan to value (“LTV”) ratio, lower debt service coverage (“DSC”) ratio or weak personal financial guarantees.  In addition, many SBA 7(a) loans are for start up businesses where there is no historical financial information.  Finally, many SBA borrowers do not have an ongoing and continuous banking relationship with the Bank, but merely work with the Bank on a single transaction.  The guaranteed portion of the Company’s SBA loans is generally sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.

SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $5.2 million at December 31, 2014, a decrease of $1.5 million from December 31, 2013.  SBA 7(a) loans held for investment amounted to $40.4 million at December 31, 2014, a decrease of $8.5 million from $48.9 million at December 31, 2013.  The yield on SBA loans, which are generally floating and adjust quarterly to the Prime Rate, was 4.63 percent for the year ended December 31, 2014, compared to 4.37 percent in the prior year.

The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent at origination.  The guarantee rates are determined by the SBA and can vary from year to year depending on government funding and the goals of the SBA program.  The carrying value of SBA loans held for sale represents the guaranteed portion to be sold into the secondary market.  The carrying value of SBA loans held for investment represents the unguaranteed portion, which is the Company's portion of SBA loans originated, reduced by the guaranteed portion that is sold into the secondary market.  Approximately $92.2 million and $96.4 million in SBA loans were sold but serviced by the Company at December 31, 2014 and December 31, 2013, respectively, and are not included on the Company’s balance sheet.  There is no direct relationship or correlation between the guarantee percentages and the level of charge-offs and recoveries on the Company’s SBA 7(a) loans.  Charge-offs taken on SBA 7(a) loans effect the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards irrespective of the guarantee percentage.

The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  Generally, the Company has a 50 percent LTV ratio on SBA 504 program loans at origination.  At December 31, 2014, SBA 504 loans totaled $34.3 million, an increase of $2.8 million from $31.6 million at December 31, 2013.  The yield on SBA 504 loans was 4.97 percent for the year ended December 31, 2014, compared to 5.04 percent in 2013.

Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  These loans amounted to $401.9 million at December 31, 2014, an increase of $38.6 million from year-end 2013.  The yield on commercial loans was 5.10 percent for 2014, compared to 5.28 percent in 2013 due to the low rate environment.

Residential mortgage loans consist of loans secured by 1 to 4 family residential properties.  These loans amounted to $220.9 million at December 31, 2014, an increase of $38.8 million from year-end 2013.  Sales of mortgage loans totaled $59.2 million for 2014.  The yield on residential mortgages was 4.53 percent for 2014, compared to 4.52 percent for 2013.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.  These loans amounted to $59.1 million at December 31, 2014, an increase of $13.0 million from December 31, 2013.  This increase was generated primarily by consumer construction loans, a new product the Company offered in 2014.  The yield on consumer loans was 4.50 percent for 2014, compared to 4.26 percent for 2013.

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

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of fixed and floating interest rates at December 31, 2014:

-
	December 31, 2014
(In thousands)	One year or less	One to five years	Over five years	Total
SBA loans	$37,187	$4,922	$3,471	$45,580
SBA 504 loans	5,270	27,548	1,504	34,322
Commercial loans
Commercial other	6,487	10,380	23,740	40,607
Commercial real estate	22,564	213,671	103,458	339,693
Commercial real estate construction	3,551	6,207	11,891	21,649
Total	$75,059	$262,728	$144,064	$481,851
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$127,239
Floating or adjustable interest rates				279,553
Total				$406,792

For additional information on loans, see Note 4 to the Consolidated Financial Statements.

Troubled Debt Restructurings

Troubled debt restructurings (“TDRs”) occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider.  These concessions typically include reductions in interest rate, extending the maturity of a loan, other modifications of payment terms, or a combination of modifications.  When the Company modifies a loan, management evaluates the loan for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or charge-off to the allowance.  This process is used, regardless of loan type, and for loans modified as TDRs that subsequently default on their modified terms.

At December 31, 2014, there were nine loans totaling $6.5 million that were classified as TDRs by the Company and are deemed impaired, compared to ten loans totaling $7.9 million at December 31, 2013.  Nonperforming loans included $3.0 million of TDRs as of December 31, 2014, compared to $467 thousand at December 31, 2013.  Restructured loans that are placed in nonaccrual status may be removed after six months of contractual payments and evidence of the ability to service the debt going forward.  The remaining TDRs are in accrual status since they are performing in accordance with the restructured terms.  There are no commitments to lend additional funds on these loans.  The following table presents a breakdown of performing and nonperforming TDRs by class as of December 31st for the past two years:

	December 31, 2014			December 31, 2013
(In thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs	Performing TDRs	Nonperforming TDRs	Total TDRs
SBA loans held for investment	$441	$295	$736	$534	$467	$1,001
SBA 504 loans	1,769	-	1,769	1,827	-	1,827
Commercial real estate	1,338	2,665	4,003	5,091	-	5,091
Total	$3,548	$2,960	$6,508	$7,452	$467	$7,919

Through December 31, 2014, TDRs consisted of interest rate reductions, interest or principal only periods and maturity extensions.  There has been no principal forgiveness.  The following table shows the types of modifications done to date by class through December 31, 2014 for loans still in the portfolio:

	December 31, 2014
(In thousands)	SBA held for investment	SBA 504	Commercial real estate	Total
Type of modification:
Principal only	$14	$-	$-	$14
Interest only with reduced interest rate	-	-	2,664	2,664
Interest only with nominal principal	24	-	-	24
Interest with extra principal	-	-	1,094	1,094
Previously modified back to original terms	698	1,769	245	2,712
Total TDRs	$736	$1,769	$4,003	$6,508

For additional information on TDRs, see Note 4 to the Consolidated Financial Statements.

Asset Quality

Inherent in the lending function is credit risk, which is the possibility a borrower may not perform in accordance with the contractual terms of their loan.  A borrower’s inability to pay their obligations according to the contractual terms can create the risk of past due loans and, ultimately, credit losses, especially on collateral deficient loans.  The Company minimizes its credit risk by loan diversification and adhering to strict credit administration policies and procedures.  Due diligence on loans begins when contact is initiated regarding a loan with a borrower.  Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors, are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to on-going internal reviews for credit quality, as well as independent credit reviews by an outside firm.

The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors.  In some cases, these factors have also resulted in significant impairment to the value of loan collateral.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.

Nonperforming assets consist of nonperforming loans and OREO.  Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being delinquent for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal, until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans.  Loans past due 90 days or more and still accruing generally represent loans that are well collateralized and in a continuing process that are expected to result in repayment or restoration to current status.

The following table sets forth information concerning nonperforming assets and loans past due 90 days or more and still accruing interest at December 31st for the past five years:

(In thousands, except percentages)	2014	2013	2012	2011	2010
Nonperforming by category:
SBA loans held for investment (1)	$3,348	$2,746	$4,633	$5,859	$8,162
SBA 504 loans	2,109	1,101	2,562	2,086	2,714
Commercial loans	4,721	4,029	4,445	8,519	5,452
Residential mortgage loans	645	5,727	5,511	6,037	5,085
Consumer loans	545	1,680	317	268	249
Total nonperforming loans (2)	$11,368	$15,283	$17,468	$22,769	$21,662
OREO	1,162	633	1,826	3,032	2,346
Total nonperforming assets	$12,530	$15,916	$19,294	$25,801	$24,008
Past due 90 days or more and still accruing interest:
SBA loans held for investment	$161	$-	$-	$246	$374
SBA 504 loans	-	-	-	-	-
Commercial loans	7	14	109	1,141	-
Residential mortgage loans	722	5	-	36	-
Consumer loans	-	-	-	988	-
Total past due 90 days or more and still accruing interest	$890	$19	$109	$2,411	$374
Nonperforming loans to total loans	1.49%	2.25%	2.98%	3.84%	3.52%
Nonperforming loans and TDRs to total loans (3)	1.96	3.35	5.29	6.78	5.80
Nonperforming assets to total loans and OREO	1.64	2.34	3.28	4.33	3.88
Nonperforming assets to total assets	1.24	1.73	2.35	3.18	2.93
(1) Guaranteed SBA loans included above	$1,569	$540	$1,849	$939	$2,706
(2) Nonperforming TDRs included above	2,960	467	1,087	3,645	-
(3) Performing TDRs	3,548	7,452	13,576	17,436	14,081

Nonperforming loans were $11.4 million at December 31, 2014, a $3.9 million decrease from $15.3 million at year-end 2013.  Since year-end 2013, nonperforming loans in the residential mortgage and consumer loan segments decreased, partially offset by an increase in nonperforming loans in the SBA, SBA 504 and commercial loan segments.  Included in nonperforming loans at December 31, 2014 are approximately $1.6 million of loans guaranteed by the SBA, compared to $540 thousand at December 31, 2013.  In addition, there were $890 thousand in loans past due 90 days or more and still accruing interest at December 31, 2014, compared to $19 thousand at December 31, 2013.

OREO properties totaled $1.2 million at December 31, 2014, an increase of $529 thousand from $633 thousand at year-end 2013.  During 2014, the Company took title to thirteen properties totaling $4.3 million and recorded valuation adjustments of $295 thousand on two existing OREO properties.  The Company sold ten OREO properties, resulting in a net loss of $282 thousand on the sales.

The Company also monitors potential problem loans.  Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms.  These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $3.5 million at December 31, 2014, a decrease of $2.2 million from $5.7 million at December 31, 2013.  The decrease is due to the removal of ten loans totaling $7.9 million during the year, partially offset by the addition of nine loans totaling $5.7 million.

For additional information on asset quality, see Note 4 to the Consolidated Financial Statements.

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

The allowance for loan losses totaled $12.6 million at December 31, 2014, compared to $13.1 million at December 31, 2013, with resulting allowance to total loan ratios of 1.65 percent and 1.94 percent, respectively.  Net charge-offs amounted to $3.1 million for 2014, compared to $4.0 million for 2013.  The following table is a summary of the changes to the allowance for loan losses for the past five years, including net charge-offs to average loan ratios for each major loan category:

	For the years ended December 31,
(In thousands, except percentages)	2014	2013	2012	2011	2010
Balance, beginning of year	$13,141	$14,758	$16,348	$14,364	$13,842
Provision charged to expense	2,550	2,350	4,000	6,800	7,250
Charge-offs:
SBA loans held for investment	1,053	1,076	1,332	2,348	1,351
SBA 504 loans	92	1,193	808	950	1,548
Commercial loans	1,037	1,392	3,504	1,809	3,627
Residential mortgage loans	740	375	824	215	500
Consumer loans	593	588	56	177	245
Total charge-offs	3,515	4,624	6,524	5,499	7,271
Recoveries:
SBA loans held for investment	140	250	518	216	243
SBA 504 loans	-	182	108	77	-
Commercial loans	166	204	306	330	296
Residential mortgage loans	60	17	-	54	-
Consumer loans	9	4	2	6	4
Total recoveries	375	657	934	683	543
Total net charge-offs	3,140	3,967	5,590	4,816	6,728
Balance, end of year	$12,551	$13,141	$14,758	$16,348	$14,364
Selected loan quality ratios:
Net charge-offs to average loans:
SBA loans held for investment	1.72%	1.36%	1.19%	2.59%	1.16%
SBA 504 loans	0.27	2.67	1.52	1.50	2.32
Commercial loans	0.23	0.36	1.07	0.52	1.17
Residential mortgage loans	0.35	0.23	0.61	0.12	0.38
Consumer loans	1.14	1.28	0.12	0.33	0.41
Total loans	0.44	0.63	0.94	0.79	1.05
Allowance to total loans	1.65	1.94	2.51	2.76	2.33
Allowance to nonperforming loans	110.41	85.98	84.49	71.80	66.31

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

	2014		2013		2012		2011		2010
(In thousands, except percentages)	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans
Balance applicable to:
SBA loans held for investment	$1,883	5.3%	$2,587	7.2%	$3,378	10.0%	$4,088	10.8%	$4,198	12.3%
SBA 504 loans	1,337	4.5	957	4.7	1,312	7.1	1,423	9.3	1,551	10.4
Commercial loans	6,270	52.7	6,840	53.5	7,091	51.3	8,129	47.8	6,011	45.7
Residential mortgage loans	2,289	29.0	2,132	26.8	1,769	22.5	1,703	22.6	1,679	20.8
Consumer loans	667	7.8	573	6.8	524	7.9	536	8.2	586	9.1
Unallocated	105	-	52	-	684	-	469	-	339	-
Total loans held for investment	12,551	99.3	13,141	99.0	14,758	98.8	16,348	98.7	14,364	98.3
SBA loans held for sale	-	0.7	-	1.0	-	1.2	-	1.3	-	1.7
Total loans	$12,551	100.0%	$13,141	100.0%	$14,758	100.0%	$16,348	100.0%	$14,364	100.0%

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is maintained in other liabilities.  At December 31, 2014, a $151 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $103 thousand commitment reserve at December 31, 2013.

For additional information on the allowance for loan losses and reserve for unfunded loan commitments, see Note 5 to the Consolidated Financial Statements.

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

The following table shows period-end deposits and the concentration of each category of deposits for the past three years:

	2014		2013		2012
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
Noninterest-bearing demand deposits	$152,785	19.2%	$136,035	18.4%	$114,424	17.6%
Interest-bearing demand deposits	128,875	16.2	130,806	17.7	114,838	17.7
Savings deposits	300,348	37.9	266,503	36.1	294,533	45.4
Time deposits	212,333	26.7	205,354	27.8	124,965	19.3
Total deposits	$794,341	100.0%	$738,698	100.0%	$648,760	100.0%

Total deposits increased $55.6 million to $794.3 million at December 31, 2014, from $738.7 million at December 31, 2013.  This increase in deposits was due to increases of $33.8 million, $16.8 million and $7.0 million in savings deposits, noninterest-bearing demand deposits and time deposits, respectively, partially offset by a decrease of $1.9 million in interest-bearing demand deposits.

The Company’s deposit composition at December 31, 2014, consisted of 37.9 percent savings deposits, 26.7 percent time deposits, 19.2 percent noninterest-bearing demand deposits and 16.2 percent interest-bearing demand deposits.  This shift in deposit mix from December 31, 2013 reflects a 1.8 percent increase in savings deposits, a 0.8 percent increase in noninterest-bearing demand deposits, offset by a 1.1 percent decrease in time deposits, and a 1.5 decrease in interest-bearing deposits.

Savings deposits increased due to the Company’s promotion during the third and fourth quarters of 2014 while time deposits have increased in response to the 15 month and 5 year term promotions. The noninterest-bearing demand deposits increase consists of commercial deposit customer relationships.  Total municipal deposits increased $7.3 million from prior year-end, with municipal interest-bearing demand deposits, savings and time deposits increasing.

The following table shows average deposits and the concentration of each category of deposits for the past three years:

	For the years ended December 31,
	2014		2013		2012
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Average balance:
Noninterest-bearing demand deposits	$144,310	19.0%	$130,768	19.4%	$106,412	16.7%
Interest-bearing demand deposits	125,706	16.6	118,289	17.6	108,825	17.1
Savings deposits	274,395	36.1	277,891	41.3	282,115	44.5
Time deposits	214,984	28.3	146,115	21.7	138,233	21.7
Total deposits	$759,395	100.0%	$673,063	100.0%	$635,585	100.0%

For additional information on deposits, see Note 8 to the Consolidated Financial Statements.

Borrowed Funds and Subordinated Debentures

Borrowed funds consist primarily of fixed rate advances from the Federal Home Loan Bank (“FHLB”) of New York and repurchase agreements.  These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation.  Residential mortgages collateralize the borrowings from the FHLB, while investment securities are pledged against the repurchase agreements.

Borrowed funds and subordinated debentures totaled $140.5 million and $122.5  million at December 31, 2014 and December 31, 2013, respectively, and are broken down in the following table:

(In thousands)	December 31, 2014	December 31, 2013
FHLB borrowings:
Fixed rate advances	$60,000	$30,000
Overnight advances	50,000	32,000
Repurchase agreements	-	30,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	15,465	15,465
Total borrowed funds and subordinated debentures	$140,465	$122,465

At December 31, 2014, the Company had $36.7 million of additional credit available at the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.

For additional information on borrowed funds and subordinated debentures, see Note 9 to the Consolidated Financial Statements.

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

The following table sets forth the gap ratio at December 31, 2014.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

		Six	More than	More than	More than	More than
	Under	months	one year	three years	five years	ten years
	six	through	through	through	through	and not
(In thousands, except percentages)	months	one year	three years	five years	ten years	repricing	Total
Assets:
Cash and due from banks	$-	$-	$-	$-	$-	$29,351	$29,351
Federal funds sold and interest-bearing deposits	100,470	-	-	-	-	-	100,470
Federal Home Loan Bank stock	-	-	-	-	-	6,032	6,032
Securities	16,824	6,164	17,688	13,664	16,642	9,100	80,082
Loans	146,205	63,669	217,669	176,672	129,488	28,122	761,825
Other assets	-	-	-	-	-	31,028	31,028
Total assets	$263,499	$69,833	$235,357	$190,336	$146,130	$103,633	$1,008,788
Liabilities and shareholders' equity:
Noninterest-bearing demand deposits	$-	$-	$-	$-	$-	$152,785	$152,785
Savings and interest-bearing demand deposits	205,054	597	87,579	88,474	47,519	-	429,223
Time deposits	38,559	34,082	56,524	83,052	116	-	212,333
Borrowed funds and subordinated debentures	75,000	-	50,000	15,000	-	465	140,465
Other liabilities	-	-	-	-	-	3,859	3,859
Shareholders' equity	-	-	-	-	-	70,123	70,123
Total liabilities and shareholders' equity	$318,613	$34,679	$194,103	$186,526	$47,635	$227,232	$1,008,788
Gap	(55,114)	35,154	41,254	3,810	98,495	(123,599)
Cumulative gap	(55,114)	(19,960)	21,294	25,104	123,599	-
Cumulative gap to total assets	(5.5)%	(2.0)%	2.1%	2.5%	12.3%	-%

At December 31, 2014, there was a six-month liability-sensitive gap of $55.1 million and a one-year liability-sensitive gap of $20.0 million, as compared to liability-sensitive gaps of $47.7 million and $18.6 million at December 31, 2013.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.  For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by the RMC to correct the imbalance.  Simulations are typically created over a 12 to 24 month time horizon.  At December 31, 2014, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would increase by approximately $240 thousand, or 0.8 percent.  A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $1.5 million or 4.8 percent.  These variances in net interest income are within the Board-approved guidelines of +/- 10 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Results falling outside prescribed ranges require action by the RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 7.4 percent in a rising rate environment and a decrease of 10.5 percent in a falling rate environment at December 31, 2014.  At December 31, 2013, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 15.1 percent in a rising rate environment and an increase of 6.2 percent in a falling rate environment.  The variance in the EVPE at December 31, 2014 and 2013 were within the Board-approved guidelines in place at the time of +/- 20 percent and +/-25 percent, respectively.

Liquidity

Consolidated Bank Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due.  A bank’s liquidity reflects its ability to meet loan demand, to accommodate possible outflows in deposits and to take advantage of interest rate opportunities in the marketplace.  The Company’s liquidity is monitored by management and the Board of Directors through a Risk Management Committee (“RMC”), which reviews historical funding requirements, the current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments.  The goal is to maintain sufficient asset-based liquidity to cover potential funding requirements in order to minimize dependence on volatile and potentially unstable funding markets.

The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of investment and loan principal, sales and maturities of investment securities, additional borrowings and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit inflows and outflows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Consolidated Statement of Cash Flows provides detail on the Company’s sources and uses of cash, as well as an indication of the Company’s ability to maintain an adequate level of liquidity.  As the Consolidated Bank comprises the majority of the assets of the Company, this Consolidated Statement of Cash Flows is indicative of the Consolidated Bank’s activity.  At December 31, 2014, the balance of cash and cash equivalents was $129.8 million, an increase of $30.4 million from December 31, 2013.  A discussion of the cash provided by and used in operating, investing and financing activities follows.

Operating activities provided $11.7 million and $11.4 million in net cash for the years ended December 31, 2014 and 2013.  The primary sources of funds were net income from operations and adjustments to net income, such as the provision for loan losses, depreciation and amortization, and proceeds from the sale of mortgage and SBA loans held for sale, partially offset by originations of mortgage and SBA loans held for sale.

Investing activities used $60.4 million and $104.0 million in net cash for the years ended December 31, 2014 and 2013, respectively.  Cash was primarily used to purchase securities, equipment and BOLI, and fund new loans, partially offset by cash inflows from maturities and pay downs on securities and proceeds from the sale of securities and OREO.

×

Securities.  The Consolidated Bank’s available for sale investment portfolio amounted to $59.9 million and $81.0 million at December 31, 2014 and December 31, 2013, respectively.  This excludes the Parent Company’s securities discussed under the heading “Parent Company Liquidity” below.  Projected cash flows from securities over the next twelve months are $14.2 million.

×

Loans.  The SBA loans held for sale portfolio amounted to $5.2 million and $6.7 million at December 31, 2014 and December 31, 2013, respectively.  Sales of these loans provide an additional source of liquidity for the Company.

×

Outstanding Commitments.  The Company was committed to advance approximately $150.9 million to its borrowers as of December 31, 2014, compared to $103.2 million at December 31, 2013.  At December 31, 2014, $74.1 million of these commitments expire within one year, compared to $45.6 million at December 31, 2013.  The Company had $1.5 million and $1.4 million in standby letters of credit at December 31, 2014 and December 31, 2013, respectively, which are included in the commitments amount noted above.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Financing activities provided $79.1 million and $97.8 million in net cash for the years ended December 31, 2014 and 2013, respectively, primarily due to an increase in the Company’s deposits and borrowings, partially offset by the Company’s repayment of borrowings.

×

Deposits.  As of December 31, 2014, deposits included $89.8 million of Government deposits, as compared to $82.5 million at year-end 2013. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $85.1 million of deposits from eleven municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

×

Borrowed Funds.  Total FHLB borrowings amounted to $110.0 million and $92.0 million as of December 31, 2014 and 2013, respectively.  Third party repurchase agreements totaled $15.0 million as of both December 31, 2014 and December 31, 2013.  As a member of the Federal Home Loan Bank of New York (“FHLB”), the Company can borrow additional funds based on the market value of collateral pledged.  At December 31, 2014, pledging provided an additional $36.7 million in borrowing potential from the FHLB.  In addition, the Company can pledge additional collateral in the form of 1 to 4 family residential mortgages or investment securities to increase this line with the FHLB.

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

At December 31, 2014, the Parent Company had $198 thousand in cash and cash equivalents and $197 thousand in investment securities valued at fair market value, compared to $724 thousand in cash and cash equivalents and $167 thousand in investment securities at December 31, 2013.  The decrease in cash and cash equivalents at the Parent Company was primarily due to cash dividends paid on common stock.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities or payment periods of off-balance sheet arrangements and contractual obligations as of December 31, 2014:

	One year	One to	Three to	Over
(In thousands)	or less	three years	five years	five years	Total
Off-balance sheet arrangements:
Standby letters of credit	$1,415	$121	$-	$-	$1,536
Contractual obligations:
Time deposits	72,641	56,524	83,052	116	212,333
Borrowed funds and subordinated debentures	60,000	50,000	15,000	15,465	140,465
Operating lease obligations	662	1,240	438	-	2,340
Purchase obligations	1,272	1,378	-	-	2,650
Total off-balance sheet arrangements and contractual obligations	$135,990	$109,263	$98,490	$15,581	$359,324

Standby letters of credit represent guarantees of payment issued by the Bank on behalf of a client that is used as "payment of last resort" should the client fail to fulfill a contractual commitment with a third party.  Standby letters of credit are typically short-term in duration, maturing in one year or less.

Time deposits have stated maturity dates.  For additional information on time deposits, see Note 8 to the Consolidated Financial Statements.

Borrowed funds and subordinated debentures include fixed term borrowings from the Federal Home Loan Bank, repurchase agreements and subordinated debentures.  The borrowings have defined terms and under certain circumstances are callable at the option of the lender. For additional information on borrowed funds and subordinated debentures, see Note 9 to the Consolidated Financial Statements.

Operating leases represent obligations entered into by the Company for the use of land and premises.  The leases generally have escalation terms based upon certain defined indexes.  For additional information on the Company’s operating leases, see Note 10 to the Consolidated Financial Statements.

Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consist primarily of contractual obligations under data processing and ATM service agreements.

Capital Adequacy

A significant measure of the strength of a financial institution is its capital base. Shareholders’ equity increased $13.0 million to $70.1 million at December 31, 2014 compared to $57.2 million at December 31, 2013,  primarily due to $6.1 million in additional capital as a result of the completion of the common stock rights offering and net income of $6.4 million.  Other items impacting shareholders’ equity included $757 thousand in dividends accrued on common stock, $619 thousand in unrealized gains net of tax on available for sale securities and $537 thousand from the issuance of common stock under employee benefit plans.    The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

For additional information on shareholders’ equity, see Note 12 to the Consolidated Financial Statements.

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

During 2013, the Company repurchased the $20.6 million in preferred stock issued in connection with the CPP, and completed the $2.7 million repurchase of the warrant to purchase 764,778 shares of the Company’s common stock issued to the U.S. Department of the Treasury as a part of the CPP.  The following table summarizes the Company’s and the Bank’s risk-based capital and leverage ratios at December 31, 2014 and 2013, as well as the minimum regulatory capital ratios required for the Bank to be deemed “well-capitalized.”  The Company’s capital amounts and ratios reflect the capital decreases described above.

			Adequately	Well-
			capitalized	capitalized
Company	December 31, 2014	December 31, 2013	requirements	requirements
Leverage ratio	8.71%	8.08%	4.00%	N/A
Tier I risk-based capital ratio	11.57	10.74	4.00	N/A
Total risk-based capital ratio	12.83	11.99	8.00	N/A

			Adequately	Well-
			capitalized	capitalized
Bank	December 31, 2014	December 31, 2013	requirements	requirements
Leverage ratio	7.80%	7.02%	4.00%	5.00%
Tier I risk-based capital ratio	10.37	9.33	4.00	6.00
Total risk-based capital ratio	12.80	11.88	8.00	10.00

For additional information on regulatory capital, see Note 17 to the Consolidated Financial Statements.

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

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2014, contains a summary of the Company’s significant accounting policies.  Management believes the Company’s policies with respect to the methodology for the determination of the other-than-temporary impairment on securities, servicing assets, allowance for loan losses, and income taxes involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters.  Changes in these judgments, assumptions or estimates could materially impact results of operations.  These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

Other-Than-Temporary Impairment

The Company has a process in place to identify debt securities that could potentially incur credit impairment that is other-than-temporary. This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary.  Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, the intent to sell a security or whether it is more likely than not the security will be required to be sold before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, the ability and intent to hold the security for a forecasted period of time that allows for the recovery in value.

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

For additional information on other-than-temporary impairment, see Note 3 to the Consolidated Financial Statements.

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

For additional information on servicing assets, see Note 4 to the Consolidated Financial Statements.

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

Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values.  In addition, various regulatory agencies periodically review the adequacy of the Company’s allowance for loan losses.  These agencies may require the Company to make additional provisions based on judgments about information available at the time of the examination.

The Company maintains an allowance for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the allowance are made through other expenses and applied to the allowance which is maintained in other liabilities.

For additional information on the allowance for loan losses and unfunded loan commitments, see Note 5 to the Consolidated Financial Statements.

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

For additional information on income taxes, see Note 15 to the Consolidated Financial Statements.

Management’s Report on Internal Control

Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934.  Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the 1992 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

Pursuant to the rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014 has not been attested to by McGladrey LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2014, as stated in their report which is included herein.

/s/ James A. Hughes

James A. Hughes

President and Chief Executive Officer

/s/ Alan J. Bedner

Alan J. Bedner

Executive Vice President and Chief Financial Officer

Report of Independent Registered Public

Accounting Firm

To the Board of Directors and Shareholders

Unity Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2014 and 2013, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years then ended.  These Consolidated Financial Statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

McGladrey LLP

Blue Bell, Pennsylvania

March 16, 2015

Consolidated Balance Sheets

(In thousands)	December 31, 2014	December 31, 2013
ASSETS
Cash and due from banks	$29,351	$24,272
Federal funds sold and interest-bearing deposits	100,470	75,132
Cash and cash equivalents	129,821	99,404
Securities:
Securities available for sale	60,073	81,133
Securities held to maturity (fair value of $20,281 and $25,549 in 2014 and 2013, respectively)	20,009	26,381
Total securities	80,082	107,514
Loans:
SBA loans held for sale	5,179	6,673
SBA loans held for investment	40,401	48,918
SBA 504 loans	34,322	31,564
Commercial loans	401,949	363,340
Residential mortgage loans	220,878	182,067
Consumer loans	59,096	46,139
Total loans	761,825	678,701
Allowance for loan losses	(12,551)	(13,141)
Net loans	749,274	665,560
Premises and equipment, net	15,231	15,672
Bank owned life insurance ("BOLI")	13,001	12,749
Deferred tax assets	5,860	6,752
Federal Home Loan Bank stock	6,032	5,392
Accrued interest receivable	3,518	3,272
Other real estate owned ("OREO")	1,162	633
Goodwill and other intangibles	1,516	1,516
Other assets	3,291	2,654
Total assets	$1,008,788	$921,118
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand deposits	$152,785	$136,035
Interest-bearing demand deposits	128,875	130,806
Savings deposits	300,348	266,503
Time deposits, under $100,000	113,119	108,258
Time deposits, $100,000 and over	99,214	97,096
Total deposits	794,341	738,698
Borrowed funds	125,000	107,000
Subordinated debentures	15,465	15,465
Accrued interest payable	474	454
Accrued expenses and other liabilities	3,385	2,328
Total liabilities	938,665	863,945
Commitments and contingencies (Note 10)	-	-
Shareholders' equity:
Common stock, no par value, 12,500 shares authorized, 8,388 shares issued and outstanding in 2014; 7,577 shares issued and outstanding in 2013	58,785	52,051
Retained earnings	11,195	5,598
Accumulated other comprehensive income (loss)	143	(476)
Total shareholders' equity	70,123	57,173
Total liabilities and shareholders' equity	$1,008,788	$921,118
The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income

	For the years ended December 31,
(In thousands, except per share amounts)	2014	2013
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$44	$39
Federal Home Loan Bank stock	165	159
Securities:
Taxable	2,183	2,443
Tax-exempt	355	460
Total securities	2,538	2,903
Loans:
SBA loans	2,467	2,660
SBA 504 loans	1,676	1,911
Commercial loans	19,329	17,322
Residential mortgage loans	8,898	7,013
Consumer loans	2,301	1,947
Total loans	34,671	30,853
Total interest income	37,418	33,954
INTEREST EXPENSE
Interest-bearing demand deposits	430	383
Savings deposits	856	710
Time deposits	2,777	2,191
Borrowed funds and subordinated debentures	3,243	3,245
Total interest expense	7,306	6,529
Net interest income	30,112	27,425
Provision for loan losses	2,550	2,350
Net interest income after provision for loan losses	27,562	25,075
NONINTEREST INCOME
Branch fee income	1,469	1,505
Service and loan fee income	1,260	1,370
Gain on sale of SBA loans held for sale, net	975	628
Gain on sale of mortgage loans, net	1,139	1,650
BOLI income	559	347
Net security gains	433	390
Other income	844	714
Total noninterest income	6,679	6,604
NONINTEREST EXPENSE
Compensation and benefits	12,750	12,251
Occupancy	2,478	2,571
Processing and communications	2,461	2,309
Furniture and equipment	1,510	1,478
Professional services	748	828
Loan costs	780	822
OREO expenses	485	458
Deposit insurance	677	666
Advertising	998	747
Other expenses	1,801	1,867
Total noninterest expense	24,688	23,997
Income before provision for income taxes	9,553	7,682
Provision for income taxes	3,145	2,567
Net income	6,408	5,115
Preferred stock dividends and discount accretion	-	988
Income available to common shareholders	$6,408	$4,127

Net income per common share - Basic	$0.82	$0.55
Net income per common share - Diluted	$0.81	$0.53

Weighted average common shares outstanding - Basic	7,856	7,547
Weighted average common shares outstanding - Diluted	7,945	7,810
The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income

	For the years ended December 31,
(In thousands)	2014	2013
Net income	$6,408	$5,115
Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on securities arising during period	909	(1,550)
Less: Reclassification adjustment for gains on securities included in net income	290	259
Total other comprehensive income (loss)	619	(1,809)
Total comprehensive income	$7,027	$3,306
The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity

					Accumulated
					other	Total
	Preferred	Common stock		Retained	comprehensive	shareholders'
(In thousands)	stock	Shares	Amount	earnings	income (loss)	equity
Balance, December 31, 2012	$20,115	7,534	$54,274	$1,788	$1,333	$77,510
Net income				5,115		5,115
Other comprehensive loss, net of tax					(1,809)	(1,809)
Redemption of perpetual preferred stock from U.S. Treasury	(20,649)					(20,649)
Repurchase of warrants from U.S. Treasury			(2,617)	(90)		(2,707)
Accretion of discount on preferred stock	534			(534)		-
Dividends on preferred stock (5% annually)				(454)		(454)
Dividends on common stock ($0.03 per share)			39	(227)		(188)
Common stock issued and related tax effects (1)		43	355			355
Balance, December 31, 2013	$-	7,577	$52,051	$5,598	$(476)	$57,173
Net income				6,408		6,408
Other comprehensive income, net of tax					619	619
Dividends on common stock ($0.10 per share)			54	(811)		(757)
Common stock issued and related tax effects (1)		50	537			537
Proceeds from rights offering		761	6,143			6,143
Balance, December 31, 2014	$-	8,388	$58,785	$11,195	$143	$70,123

(1) Includes the issuance of common stock under employee benefit plans, which includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the years ended December 31,
(In thousands)	2014	2013
OPERATING ACTIVITIES:
Net income	$6,408	$5,115
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,550	2,350
Net amortization of purchase premiums and discounts on securities	552	713
Depreciation and amortization	1,385	1,267
Deferred income tax expense	498	389
Net security gains	(433)	(390)
Stock compensation expense	398	340
BOLI income	(559)	(347)
Loss on sale of OREO	138	52
Valuation writedowns on OREO	12	255
Gain on sale of mortgage loans held for sale, net	(923)	(1,650)
Gain on sale of SBA loans held for sale, net	(975)	(628)
Origination of mortgage loans held for sale	(59,194)	(78,432)
Origination of SBA loans held for sale	(9,994)	(6,103)
Proceeds from sale of mortgage loans held for sale, net	60,117	80,082
Proceeds from sale of SBA loans held for sale, net	11,345	6,962
Net change in other assets and liabilities	392	1,470
Net cash provided by operating activities	11,717	11,445
INVESTING ACTIVITIES
Purchases of securities held to maturity	(308)	(9,871)
Purchases of securities available for sale	(9,947)	(29,136)
Purchases of Federal Home Loan Bank stock, at cost	(8,570)	(6,504)
Maturities and principal payments on securities held to maturity	6,589	4,841
Maturities and principal payments on securities available for sale	9,863	22,210
Proceeds from sales of securities available for sale	22,129	12,178
Proceeds from redemption of Federal Home Loan Bank stock	7,930	5,101
Proceeds from sale of OREO	3,344	2,119
Net increase in loans	(91,139)	(97,191)
Proceeds from BOLI	307	-
Purchase of BOLI	-	(3,000)
Purchases of premises and equipment	(597)	(4,789)
Net cash used in investing activities	(60,399)	(104,042)
FINANCING ACTIVITIES
Net increase in deposits	55,643	89,938
Proceeds from new borrowings	50,000	32,000
Repayments of borrowings	(32,000)	-
Redemption of perpetual preferred stock from U.S. Treasury	-	(20,649)
Repurchase of warrant from U.S. Treasury	-	(2,707)
Proceeds from exercise of stock options	70	-
Dividends on preferred stock	-	(585)
Dividends on common stock	(757)	(188)
Proceeds from rights offering	6,143	-
Net cash provided by financing activities	79,099	97,809
Increase in cash and cash equivalents	30,417	5,212
Cash and cash equivalents, beginning of period	99,404	94,192
Cash and cash equivalents, end of period	$129,821	$99,404

Consolidated Statements of Cash Flows (Continued)

	For the years ended December 31,
(In thousands)	2014	2013
SUPPLEMENTAL DISCLOSURES
Cash:
Interest paid	$7,285	$6,509
Income taxes paid	2,244	2,527
Noncash investing activities:
Capitalization of servicing rights	483	187
Transfer of SBA loans held for sale to held to maturity	138	33
Transfer of loans to OREO	4,318	1,233
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

The Company has two unconsolidated, wholly-owned statutory trust subsidiaries.  For additional information, see Note 9 to the Consolidated Financial Statements.

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

For additional information on securities, see Note 3 to the Consolidated Financial Statements.

Other-Than-Temporary Impairment

The Company has a process in place to identify debt securities that could potentially incur credit impairment that is other-than-temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation.  This evaluation considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary.  Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, the intent to sell a security or whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity.

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

For additional information on servicing assets, see Note 4 to the Consolidated Financial Statements.

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

Nonperforming loans consist of loans that are not accruing interest as a result of principal or interest being delinquent for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt (nonaccrual loans).  When a loan is classified as nonaccrual, interest accruals are discontinued and all past due interest previously recognized as income is reversed and charged against current period earnings.  Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.  Loans may be returned to an accrual status when the ability to collect is reasonably assured and when the loan is brought current as to principal and interest.

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

For additional information on loans, see Note 4 to the Consolidated Financial Statements.

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

Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values.  In addition, various regulatory agencies periodically review the adequacy of the Company’s allowance for loan losses.  These agencies may require the Company to make additional provisions based on judgments about information available at the time of the examination.

The Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expenses and applied to the reserve which is classified as other liabilities.

For additional information on the allowance for loan losses and reserve for unfunded loan commitments, see Note 5 to the Consolidated Financial Statements.

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

For additional information on premises and equipment, see Note 6 to the Consolidated Financial Statements.

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

Other Real Estate Owned

Other real estate owned (“OREO”) is recorded at the fair value, less estimated costs to sell at the date of acquisition, with a charge to the allowance for loan losses for any excess of the loan carrying value over such amount.  Subsequently, OREO is carried at the lower of cost or fair value, as determined by current appraisals.  Certain costs that increase the value or extend the useful life in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

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

For additional information on income taxes, see Note 15 to the Consolidated Financial Statements.

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

For additional information on net income per share, see Note 16 to the Consolidated Financial Statements.

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

For additional information on the Company’s stock-based compensation, see Note 18 to the Consolidated Financial Statements.

Fair Value

The Company follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which provides a framework for measuring fair value under generally accepted accounting principles.

For additional information on the fair value of the Company’s financial instruments, see Note 19 to the Consolidated Financial Statements.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of the change in unrealized gains (losses) on securities available for sale that were reported as a component of shareholders’ equity, net of tax.

For additional information on other comprehensive income, see Note 11 to the Consolidated Financial Statements.

Advertising

The Company expenses the costs of advertising in the period incurred.

Dividend Restrictions

Banking regulations require maintaining certain capital levels that may limit the dividends paid by the Bank to the holding company or by the holding company to the shareholders.

Operating Segments

While management monitors the revenue streams of its various products and services, operating results and financial performance are evaluated on a company-wide basis.  The Company’s management uses consolidated results to make operating and strategic decisions.  Accordingly, there is only one reportable segment.

Recent Accounting Pronouncements

ASU No. 2014-04, “Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40):  Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.”  ASU 2014-04 clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (a) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (b) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement.  Additionally, ASU 2014-04 requires interim and annual disclosure of both (a) the amount of foreclosed residential real estate property held by the creditor and (b) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction.  The amendments in ASU 2014-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  An entity can elect to adopt the amendments using either a modified retrospective transition method or prospective transition method.  Early adoption is permitted.  The Company is currently evaluating the impact of these amendments.

ASU 2014-11, “Transfers and Servicing (Topic 860):  Repurchase to Maturity Transactions, Repurchase Financings, and Disclosures.”  ASU 2014-11,  requires two accounting changes:  1) repurchase-to-maturity transactions to secured borrowing accounting and 2) repurchase financing arrangements, amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, will result in secured borrowing accounting for the repurchase agreement.   ASU 2014-11 also requires additional disclosures for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.  The accounting changes in this update are effective for public business entities for the first interim or annual period beginning after December 15, 2014.  Early application is prohibited.  The Company is currently evaluating the impact of the standard.

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).”  This ASU has three sections:

Section A – Summary and amendments that creates revenue from contracts with customers (Topic 606) and Other Assets and Deferred Costs – Contracts with Customers (Subtopic 340-40);

Section B – Conforming amendments to other topics and subtopics in the codification and status tables;

Section C – Background information and basis for conclusions.

The accounting changes in this update are effective for public business entities for the first interim or annual period beginning after December 15, 2016.  Early application is prohibited.  The Company is currently evaluating the impact of the standard.

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other,” which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Based on a qualitative assessment, management determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2014.

2.  Restrictions on Cash

Federal law requires depository institutions to hold reserves in the form of vault cash or, if vault cash is insufficient, in the form of a deposit maintained with a Federal Reserve Bank (“FRB”).  The dollar amount of a depository institution's reserve requirement is determined by applying the reserve ratios specified in the FRB’s Regulation D to an institution's reservable liabilities.  As of December 31, 2014 and 2013 the Company had sufficient vault cash to meet its reserve requirements and no additional reserves were required.

In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a predetermined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $179 thousand as of December 31, 2014 and 2013.  This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

The Governmental Unit Deposit Protection Act ("GUDPA") is a supplemental insurance program set forth by the New Jersey Legislature to protect the deposits of municipalities and local government agencies, administered by the Commissioner of the New Jersey Department of Banking and Insurance.  At December 31, 2014, the Company had $6.0 million in cash as eligible collateral pledged to the State of New Jersey Department of Banking and Insurance to secure its municipal deposits, compared to $18.0 million at December 31, 2013.

3.  Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2014 and December 31, 2013:

	December 31, 2014				December 31, 2013
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:
U.S. Government sponsored entities	$4,711	$-	$(93)	$4,618	$6,723	$27	$(332)	$6,418
State and political subdivisions	11,055	112	(35)	11,132	16,960	192	(554)	16,598
Residential mortgage-backed securities	33,884	646	(147)	34,383	44,168	696	(475)	44,389
Commercial mortgage-backed securities	-	-	-	-	887	2	(1)	888
Corporate and other securities	10,188	63	(311)	9,940	13,173	67	(400)	12,840
Total securities available for sale	$59,838	$821	$(586)	$60,073	$81,911	$984	$(1,762)	$81,133
Held to maturity:
U.S. Government sponsored entities	$4,440	$-	$(124)	$4,316	$5,814	$-	$(460)	$5,354
State and political subdivisions	2,417	277	-	2,694	2,441	121	(17)	2,545
Residential mortgage-backed securities	8,164	211	(29)	8,346	10,395	145	(198)	10,342
Commercial mortgage-backed securities	4,005	13	(53)	3,965	6,750	87	(437)	6,400
Corporate and other securities	983	-	(23)	960	981	-	(73)	908
Total securities held to maturity	$20,009	$501	$(229)	$20,281	$26,381	$353	$(1,185)	$25,549

This table provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2014 is distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.

	Within one year		After one through five years		After five through ten years		After ten years		Total carrying value
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
U.S. Government sponsored entities	$-	-%	$1,014	1.00%	$956	2.06%	$2,648	2.04%	$4,618	1.82%
State and political subdivisions	40	6.49	1,165	2.23	6,189	2.37	3,738	2.60	11,132	2.45
Residential mortgage-backed securities	-	-	1,718	1.70	2,335	1.94	30,330	2.81	34,383	2.70
Corporate and other securities	-	-	2,406	1.00	1,500	1.19	6,034	1.43	9,940	1.29
Total securities available for sale	$40	6.49%	$6,303	1.42%	$10,980	2.09%	$42,750	2.55%	$60,073	2.35%
Held to maturity at cost:
U.S. Government sponsored entities	$-	-%	$-	-%	$-	-%	$4,440	1.97%	$4,440	1.97%
State and political subdivisions	309	0.75	-	-	-	-	2,108	4.72	2,417	4.21
Residential mortgage-backed securities	-	-	468	4.87	272	5.19	7,424	3.01	8,164	3.19
Commercial mortgage-backed securities	-	-	-	-	-	-	4,005	2.76	4,005	2.76
Corporate and other securities	-	-	-	-	983	2.95	-	-	983	2.95
Total securities held to maturity	$309	0.75%	$468	4.87%	$1,255	3.44%	$17,977	2.90%	$20,009	2.94%

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2014
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	4	$-	$-	$4,590	$(93)	$4,590	$(93)
State and political subdivisions	7	-	-	4,103	(35)	4,103	(35)
Residential mortgage-backed securities	9	6,579	(16)	5,889	(131)	12,468	(147)
Commercial mortgage-backed securities	-	-	-	-	-	-	-
Corporate and other securities	7	1,053	(46)	3,736	(265)	4,789	(311)
Total temporarily impaired securities	27	$7,632	$(62)	$18,318	$(524)	$25,950	$(586)
Held to maturity:
U.S. Government sponsored entities	2	$-	$-	$4,316	$(124)	$4,316	$(124)
Residential mortgage-backed securities	3	-	-	2,586	(29)	2,586	(29)
Commercial mortgage-backed securities	1	-	-	1,822	(53)	1,822	(53)
Corporate and other securities	1	-	-	960	(23)	960	(23)
Total temporarily impaired securities	7	$-	$-	$9,684	$(229)	$9,684	$(229)

	December 31, 2013
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	5	$5,591	$(332)	$-	$-	$5,591	$(332)
State and political subdivisions	19	8,575	(453)	934	(101)	9,509	(554)
Residential mortgage-backed securities	13	13,226	(398)	1,474	(77)	14,700	(475)
Commercial mortgage-backed securities	3	368	(1)	-	-	368	(1)
Corporate and other securities	9	3,994	(105)	3,088	(295)	7,082	(400)
Total temporarily impaired securities	49	$31,754	$(1,289)	$5,496	$(473)	$37,250	$(1,762)
Held to maturity:
U.S. Government sponsored entities	3	$5,354	$(460)	$-	$-	$5,354	$(460)
State and political subdivisions	2	986	(17)	-	-	986	(17)
Residential mortgage-backed securities	7	6,333	(193)	114	(5)	6,447	(198)
Commercial mortgage-backed securities	2	3,668	(437)	-	-	3,668	(437)
Corporate and other securities	1	908	(73)	-	-	908	(73)
Total temporarily impaired securities	15	$17,249	$(1,180)	$114	$(5)	$17,363	$(1,185)

Unrealized Losses

The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:

U.S. government sponsored entities and state and political subdivision securities: The unrealized losses on investments in these types of securities were caused by the increase in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investments.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than temporarily impaired as of December 31, 2014.  There was no other-than-temporary impairment on these securities at December 31, 2013.

Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by increases in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The majority of contractual cash flows of these securities are guaranteed by the Federal National Mortgage Association (FNMA), the Government National Mortgage Association (GNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2014 or December 31, 2013.

Corporate and other securities: Included in this category are corporate debt securities, Community Reinvestment Act (“CRA”) investments, asset-backed securities, and one trust preferred security.  The unrealized losses on corporate debt securities were due to widening credit spreads or the increase in interest rates at the long end of the Treasury curve and the unrealized losses on CRA investments were caused by decreases in the market prices of the shares.  The Company evaluated the prospects of the issuers and forecasted a recovery period; and as a result determined it did not consider these investments to be other-than-temporarily impaired as of December 31, 2014 or December 31, 2013.  The unrealized loss on the trust preferred security was caused by an inactive trading market and changes in market credit spreads.  At December 31, 2014 and December 31, 2013, this category consisted of one single-issuer trust preferred security.  The contractual terms do not allow the security to be settled at a price less than the par value.  Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company did not consider this security to be other-than-temporarily impaired as of December 31, 2014 or December 31, 2013.

Realized Gains and Losses

Gross realized gains and losses on securities for the past two years are detailed in the table below:

	For the years ended December 31,
(In thousands)	2014	2013
Available for sale:
Realized gains	$440	$394
Realized losses	(7)	(4)
Total securities available for sale	433	390
Held to maturity:
Realized gains	-	-
Realized losses	-	-
Total securities held to maturity	-	-
Net gains on sales of securities	$433	$390

The net realized gains are included in noninterest income in the Consolidated Statements of Income as net security gains.  For 2014 and 2013, gross realized gains on sales of securities amounted to $440 thousand and $394 thousand, respectively, and gross realized losses were $7 thousand and $4 thousand, respectively.

·

The net gains during 2014 are attributed to the sale of seventeen municipal securities with a total book value of $5.7 million and resulting gains of $213 thousand, the sale of four mortgage-backed securities with a total book value of $8.6 million and resulting gains of $143 thousand, the sale of two agency securities with a book value of $2.6 million and resulting gains of $68 thousand, the sale of one corporate bond with a book value of $2.0 million resulting in a gain of $3 thousand, and the sale of one asset-backed security with a book value of $858 thousand resulting in a gain of $13 thousand, offset by the sale of one corporate bond with a book value of $2.0 million resulting in a loss of $3 thousand and the partial call of one municipal security resulting in a loss of $4 thousand.

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

Pledged Securities

Securities with a carrying value of $50.4 million and $74.5 million at December 31, 2014 and December 31, 2013, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.  Included in these figures was $32.1 million and $19.9 million pledged against Government deposits at December 31, 2014 and December 31, 2013, respectively.

4.  Loans

The following table sets forth the classification of loans by class, including unearned fees, deferred costs and excluding the allowance for loan losses for the past two years:

(In thousands)	December 31, 2014	December 31, 2013
SBA loans held for investment	$40,401	$48,918
SBA 504 loans	34,322	31,564
Commercial loans
Commercial other	40,607	37,611
Commercial real estate	339,693	317,471
Commercial real estate construction	21,649	8,258
Residential mortgage loans	220,878	182,067
Consumer loans
Home equity	41,451	43,704
Consumer other	17,645	2,435
Total loans held for investment	$756,646	$672,028
SBA loans held for sale	5,179	6,673
Total loans	$761,825	$678,701

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

Residential Mortgage and Consumer Loans:  The Company originates mortgage and consumer loans including principally residential real estate, home equity lines and loans and consumer construction lines.  Each loan type is evaluated on debt to income, type of collateral and loan to collateral value, credit history and Company relationship with the borrower.

Inherent in the lending function is credit risk, which is the possibility a borrower may not perform in accordance with the contractual terms of their loan.  A borrower’s inability to pay their obligations according to the contractual terms can create the risk of past due loans and, ultimately, credit losses, especially on collateral deficient loans.  The Company minimizes its credit risk by loan diversification and adhering to credit administration policies and procedures.  Due diligence on loans begins when the Company initiates contact regarding a loan with a borrower.  Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors, are analyzed before a loan is submitted for approval.  The loan portfolio is then subject to on-going internal reviews for credit quality, as well as independent credit reviews by an outside firm.

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

For residential mortgage and consumer loans, management uses performing versus nonperforming as the best indicator of credit quality.  Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being delinquent for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  These credit quality indicators are updated on an ongoing basis, as a loan is placed on nonaccrual status as soon as management believes there is sufficient doubt as to the ultimate ability to collect interest on a loan.

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2014:

	December 31, 2014
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$35,827	$2,250	$2,324	$40,401
SBA 504 loans	24,415	5,967	3,940	34,322
Commercial loans
Commercial other	38,054	1,270	1,283	40,607
Commercial real estate	315,015	20,555	4,123	339,693
Commercial real estate construction	21,649	-	-	21,649
Total commercial loans	374,718	21,825	5,406	401,949
Total SBA, SBA 504 and commercial loans	$434,960	$30,042	$11,670	$476,672

	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans		$220,233	$645	$220,878
Consumer loans
Home equity		40,908	543	41,451
Consumer other		17,643	2	17,645
Total consumer loans		58,551	545	59,096
Total residential mortgage and consumer loans		$278,784	$1,190	$279,974

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2013:

	December 31, 2013
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$43,778	$2,035	$3,105	$48,918
SBA 504 loans	20,641	9,595	1,328	31,564
Commercial loans
Commercial other	34,946	1,499	1,166	37,611
Commercial real estate	289,220	21,137	7,114	317,471
Commercial real estate construction	8,081	-	177	8,258
Total commercial loans	332,247	22,636	8,457	363,340
Total SBA, SBA 504 and commercial loans	$396,666	$34,266	$12,890	$443,822

	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans		$176,340	$5,727	$182,067
Consumer loans
Home equity		42,029	1,675	43,704
Consumer other		2,430	5	2,435
Total consumer loans		44,459	1,680	46,139
Total residential mortgage and consumer loans		$220,799	$7,407	$228,206

Nonperforming and Past Due Loans

Nonperforming loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being delinquent for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt.  Loans past due 90 days or more and still accruing interest are not included in nonperforming loans and generally represent loans that are well collateralized and in a continuing process expected to result in repayment or restoration to current status.  The risk of loss is difficult to quantify and is subject to fluctuations in collateral values, general economic conditions and other factors.  The improved state of the economy has resulted in a substantial reduction in nonperforming loans and loan delinquencies.  The Company values its collateral through the use of appraisals, broker price opinions, and knowledge of its local market.  In response to the credit risk in its portfolio, the Company has increased staffing in its credit monitoring department and increased efforts in the collection and analysis of borrowers’ financial statements and tax returns.

The following tables set forth an aging analysis of past due and nonaccrual loans as of December 31, 2014 and December 31, 2013:

	December 31, 2014
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$1,093	$147	$161	$3,348	$4,749	$35,652	$40,401
SBA 504 loans	1,639	-	-	2,109	3,748	30,574	34,322
Commercial loans
Commercial other	-	-	-	1,129	1,129	39,478	40,607
Commercial real estate	2,812	-	7	3,592	6,411	333,282	339,693
Commercial real estate construction	-	-	-	-	-	21,649	21,649
Residential mortgage loans	2,887	658	722	645	4,912	215,966	220,878
Consumer loans
Home equity	639	213	-	543	1,395	40,056	41,451
Consumer other	-	6	-	2	8	17,637	17,645
Total loans held for investment	$9,070	$1,024	$890	$11,368	$22,352	$734,294	$756,646
SBA loans held for sale	-	-	-	-	-	5,179	5,179
Total loans	$9,070	$1,024	$890	$11,368	$22,352	$739,473	$761,825

(1)

At December 31, 2014, nonaccrual loans included $3.0 million of TDRs and $1.6 million of loans guaranteed by the SBA.  The remaining $3.5 million of TDRs are in accrual status because they are performing in accordance with their restructured terms, and have been for at least six months.

	December 31, 2013
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$4,314	$264	$-	$2,746	$7,324	$41,594	$48,918
SBA 504 loans	-	-	-	1,101	1,101	30,463	31,564
Commercial loans
Commercial other	123	-	-	67	190	37,421	37,611
Commercial real estate	347	190	14	3,785	4,336	313,135	317,471
Commercial real estate construction	-	-	-	177	177	8,081	8,258
Residential mortgage loans	3,050	-	5	5,727	8,782	173,285	182,067
Consumer loans
Home equity	142	69	-	1,675	1,886	41,818	43,704
Consumer other	9	1	-	5	15	2,420	2,435
Total loans held for investment	$7,985	$524	$19	$15,283	$23,811	$648,217	$672,028
SBA loans held for sale	65	-	-	-	65	6,608	6,673
Total loans	$8,050	$524	$19	$15,283	$23,876	$654,825	$678,701

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

The following tables provide detail on the Company’s loans individually evaluated for impairment with the associated allowance amount, if applicable, as of December 31, 2014 and December 31, 2013:

	December 31, 2014
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$1,719	$1,093	$-
SBA 504 loans	2,202	2,202	-
Commercial loans
Commercial other	878	877	-
Commercial real estate	2,017	1,927	-
Total commercial loans	2,895	2,804	-
Total impaired loans with no related allowance	6,816	6,099	-

With an allowance:
SBA loans held for investment (1)	1,521	1,127	502
SBA 504 loans	1,676	1,676	510
Commercial loans
Commercial other	364	252	41
Commercial real estate	3,003	3,003	108
Total commercial loans	3,367	3,255	149
Total impaired loans with a related allowance	6,564	6,058	1,161

Total individually evaluated impaired loans:
SBA loans held for investment (1)	3,240	2,220	502
SBA 504 loans	3,878	3,878	510
Commercial loans
Commercial other	1,242	1,129	41
Commercial real estate	5,020	4,930	108
Total commercial loans	6,262	6,059	149
Total individually evaluated impaired loans	$13,380	$12,157	$1,161

(1)	Balances are reduced by amount guaranteed by the SBA of $1.6 million at December 31, 2014.

	December 31, 2013
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$1,123	$835	$-
SBA 504 loans	2,251	2,251	-
Commercial loans
Commercial other	56	55	-
Commercial real estate	6,116	5,969	-
Total commercial loans	6,172	6,024	-
Total impaired loans with no related allowance	9,546	9,110	-

With an allowance:
SBA loans held for investment (1)	2,282	1,905	831
SBA 504 loans	1,277	677	29
Commercial loans
Commercial other	24	12	12
Commercial real estate	3,557	2,907	230
Commercial real estate construction	202	177	36
Total commercial loans	3,783	3,096	278
Total impaired loans with a related allowance	7,342	5,678	1,138

Total individually evaluated impaired loans:
SBA loans held for investment (1)	3,405	2,740	831
SBA 504 loans	3,528	2,928	29
Commercial loans
Commercial other	80	67	12
Commercial real estate	9,673	8,876	230
Commercial real estate construction	202	177	36
Total commercial loans	9,955	9,120	278
Total individually evaluated impaired loans	$16,888	$14,788	$1,138

(1)	Balances are reduced by amount guaranteed by the SBA of $540 thousand at December 31, 2013.

The following table presents the average recorded investments in impaired loans and the related amount of interest recognized during the time period in which the loans were impaired for the years ended December 31, 2014 and 2013.  The average balances are calculated based on the month-end balances of impaired loans.  When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method, therefore no interest income is recognized.  The interest recognized on impaired loans noted below represents accruing troubled debt restructurings only and nominal amounts of income recognized on a cash basis for well-collateralized impaired loans.

	For the years ended December 31,
	2014		2013
(In thousands)	Average recorded investment	Interest income recognized on impaired loans	Average recorded investment	Interest income recognized on impaired loans
SBA loans held for investment (1)	$3,028	$256	$3,244	$197
SBA 504 loans	3,042	109	5,066	173
Commercial loans
Commercial other	323	2	1,461	100
Commercial real estate	6,336	231	9,751	324
Commercial real estate construction	73	23	171	-
Total	$12,802	$621	$19,693	$794

(1)	Balances are reduced by the average amount guaranteed by the SBA of $1.2 million and $953 thousand for years ended December 31, 2014 and 2013, respectively.

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

TDRs of $6.5 million and $7.9 million are included in the impaired loan numbers as of December 31, 2014 and December 31, 2013, respectively.  The decrease was due to payoffs, note sales and principal pay downs.  At December 31, 2014, there were specific reserves of $223 thousand on TDRs, $24 thousand on performing TDRs and $199 thousand on nonperforming TDRs.  At December 31, 2013, there were specific reserves of $410 thousand on TDRS, $363 thousand on performing TDRs and $47 thousand on nonperforming TDRs.  At December 31, 2014, $3.0 million of TDRs were in nonaccrual status, compared to $467 thousand at December 31, 2013.  The increase during the twelve month period was due to the transfer of 3 loans, one of which had a principal amount of $2.7 million, into nonaccrual status.  The remaining TDRs are in accrual status since they continue to perform in accordance with their restructured terms.  There are no commitments to lend additional funds on these loans.

The following table details loans modified during the years ended December 31, 2014 and 2013, including the number of modifications, the recorded investment at the time of the modification and the year-to-date impact to interest income as a result of the modification.

	For the years ended December 31,
	2014			2013
(In thousands, except number of contracts)	Number of contracts	Recorded investment at time of modification	Impact of interest rate change on income	Number of contracts	Recorded investment at time of modification	Impact of interest rate change on income
SBA loans held for investment	-	$-	$-	1	$65	$-
Commercial real estate	-	-	-	1	2,684	50
Total	-	$-	$-	2	$2,749	$50

In addition, there was one SBA loan with no outstanding principal balance modified as a TDR within the previous 12 months where a concession was made and the loan subsequently defaulted during the year ended December 31, 2014. In this case, subsequent default is defined as 90 days past due or transferred to nonaccrual status. There were no qualifying subsequent defaults to TDRs in 2013.

To date, the Company’s TDRs consisted of interest rate reductions, interest only periods and maturity extensions.  There has been no principal forgiveness.  There were no TDRs modified in 2014.  The following table shows the types of modifications done during the year ended December 31, 2013, with the respective loan balances as of the period end:

	For the year ended December 31, 2013
(In thousands)	SBA held for investment	Commercial real estate	Total
Type of modification:
Interest only with reduced interest rate	$-	$2,684	$2,684
Interest only with nominal principal	65	-	65
Total TDRs	$65	$2,684	$2,749

Other Loan Information

Servicing Assets:

Loans sold to others and serviced by the Company are not included in the accompanying Consolidated Balance Sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $113.2 million and $101.9 million at December 31, 2014 and 2013, respectively.  At December 31, 2014 and 2013, the carrying value, which approximates fair value, of servicing assets was $753 thousand and $437 thousand, respectively, and is included in Other Assets.  The fair value of SBA servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18,  and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  The fair value of mortgage servicing assets was determined using a discount rate of 12 percent and the present value of excess servicing over seven years.  A summary of the changes in the related servicing assets for the past two years follows:

	For the years ended December 31,
(In thousands)	2014	2013
Balance, beginning of year	$437	$396
Servicing assets capitalized	483	187
Amortization of expense	(167)	(146)
Provision for loss in fair value	-	-
Balance, end of year	$753	$437

In addition, the Company had a $657 thousand and $502 thousand discount related to the retained portion of the unsold SBA loans at December 31, 2014 and 2013, respectively.

Officer and Director Loans:

In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	December 31, 2014
Balance, beginning of year	$18,327
New loans and advances	9,254
Loan repayments	(1,129)
Balance, end of year	$26,452

Loan Portfolio Collateral:

The majority of the Company’s loans are secured by real estate.  Declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  At both December 31, 2014 and 2013, approximately 96 percent of the Company’s loan portfolio was secured by real estate.

5. Allowance for Loan Losses and Reserve for Unfunded Loan Commitments

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

The allocated allowance is the total of identified specific and general reserves by loan category.  The allocation is not necessarily indicative of the categories in which future losses may occur.  The total allowance is available to absorb losses from any segment of the portfolio.    An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in methodologies for estimating allocated and general reserves in the portfolio.  The unallocated portion of the allowance increased for the year ended December 31, 2014 due to changes in environmental factors such as charge-off and recovery trends, improvements in local and national economic conditions, and improved industry conditions, partially offset by growth in the loan portfolio.

The following tables detail the activity in the allowance for loan losses by portfolio segment for the past two years:

	For the years ended December 31, 2014
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$2,587	$957	$6,840	$2,132	$573	$52	$13,141
Charge-offs	(1,053)	(92)	(1,037)	(740)	(593)	-	(3,515)
Recoveries	140	-	166	60	9	-	375
Net charge-offs	(913)	(92)	(871)	(680)	(584)	-	(3,140)
Provision for loan losses charged to expense	209	472	301	837	678	53	2,550
Balance, end of period	$1,883	$1,337	$6,270	$2,289	$667	$105	$12,551

	For the years ended December 31, 2013
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$3,378	$1,312	$7,091	$1,769	$524	$684	$14,758
Charge-offs	(1,076)	(1,193)	(1,392)	(375)	(588)	-	(4,624)
Recoveries	250	182	204	17	4	-	657
Net charge-offs	(826)	(1,011)	(1,188)	(358)	(584)	-	(3,967)
Provision for loan losses charged to expense	35	656	937	721	633	(632)	2,350
Balance, end of period	$2,587	$957	$6,840	$2,132	$573	$52	$13,141

The following tables present loans and their related allowance for loan losses, by portfolio segment, as of December 31st for the past two years:

	December 31, 2014
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$502	$510	$149	$-	$-	$-	$1,161
Collectively evaluated for impairment	1,381	827	6,121	2,289	667	105	11,390
Total	$1,883	$1,337	$6,270	$2,289	$667	$105	$12,551
Loan ending balances:
Individually evaluated for impairment	$2,220	$3,878	$6,059	$-	$-	$-	$12,157
Collectively evaluated for impairment	38,181	30,444	395,890	220,878	59,096	-	744,489
Total	$40,401	$34,322	$401,949	$220,878	$59,096	$-	$756,646

	December 31, 2013
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$831	$29	$278	$-	$-	$-	$1,138
Collectively evaluated for impairment	1,756	928	6,562	2,132	573	52	12,003
Total	$2,587	$957	$6,840	$2,132	$573	$52	$13,141
Loan ending balances:
Individually evaluated for impairment	$2,740	$2,928	$9,120	$-	$-	$-	$14,788
Collectively evaluated for impairment	46,178	28,636	354,220	182,067	46,139	-	657,240
Total	$48,918	$31,564	$363,340	$182,067	$46,139	$-	$672,028

Changes in Methodology:

The Company did not make any changes to its allowance for loan losses methodology in the current period.

Reserve for Unfunded Loan Commitments

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is classified as other liabilities.  At December 31, 2014, a $151 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $103 thousand commitment reserve at December 31, 2013.  There were no losses on unfunded loan commitments during 2014 or 2013.

6.  Premises and Equipment

The detail of premises and equipment as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2014	December 31, 2013
Land and buildings	$17,136	$17,022
Furniture, fixtures and equipment	7,032	6,603
Leasehold improvements	1,709	1,656
Gross premises and equipment	25,877	25,281
Less: Accumulated depreciation	(10,646)	(9,609)
Net premises and equipment	$15,231	$15,672

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.0 million and $1.2 million in 2014 and 2013, respectively.

7.  Other Assets

The detail of other assets as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2014	December 31, 2013
Prepaid expenses	$399	$481
Servicing assets	753	437
Net receivable due from SBA	318	429
Other	1,821	1,307
Total other assets	$3,291	$2,654

8.  Deposits

The following table details the maturity distribution of time deposits as of December 31st for the past two years:

	Three	More than three	More than six	More than
	months	months through	months through	twelve
(In thousands)	or less	six months	twelve months	months	Total
At December 31, 2014:
$100,000 or more	$11,444	$8,290	$19,570	$59,910	$99,214
Less than $100,000	10,988	7,837	14,512	79,782	113,119
At December 31, 2013:
$100,000 or more	$14,588	$7,965	$18,582	$55,961	$97,096
Less than $100,000	8,058	7,754	19,522	72,924	108,258

The following table presents the expected maturities of time deposits over the next five years:

(In thousands)	2015	2016	2017	2018	2019	Thereafter	Total
Balance maturing	$72,641	$48,759	$7,765	$58,407	$24,645	$116	$212,333

Time deposits with balances of $250 thousand or more totaled $20.2 million and $16.4 million at December 31, 2014 and 2013, respectively.

9.  Borrowed Funds and Subordinated Debentures

The following table presents the period-end and average balances of borrowed funds and subordinated debentures for the past three years with resultant rates:

	2014		2013		2012
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements:
At December 31,	$110,000	2.31%	$92,000	2.58%	$60,000	3.94%
Year-to-date average	60,765	3.96	61,010	3.88	60,008	3.94
Maximum outstanding	140,000		95,000		61,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.67	15,000	3.67	15,000	3.67
Maximum outstanding	15,000		15,000		15,000
Subordinated debentures:
At December 31,	$15,465	1.82%	$15,465	1.80%	$15,465	1.89%
Year-to-date average	15,465	1.81	15,465	1.83	15,465	2.19
Maximum outstanding	15,465		15,465		15,465

The following table presents the expected maturities of borrowed funds and subordinated debentures over the next five years:

(In thousands)	2015	2016	2017	2018	2019	Thereafter	Total
FHLB borrowings and repurchase agreements	$60,000	$20,000	$30,000	$-	$-	$-	$110,000
Other repurchase agreements	-	-	-	-	15,000	-	15,000
Subordinated debentures	-	-	-	-	-	15,465	15,465
Total borrowings	$60,000	$20,000	$30,000	$-	$15,000	$15,465	$140,465

FHLB Borrowings

FHLB borrowings at December 31, 2014 included a $50.0 million overnight line of credit advance, versus $32.0 million at December 31, 2013.  FHLB borrowings at December 31, 2014 also consisted of six  $10.0 million advances, three of which are callable quarterly.  Comparatively, FHLB borrowings at December 31, 2013 consisted of three $10.0 million advances and three $10.0 million repurchase agreements. The terms of these transactions at year end 2014 are as follows:

·	The $50.0 million FHLB overnight line of credit advance issued on December 31, 2014 was at a rate of 0.32 percent and was repaid on January 2, 2015.
·	The FHLB advance that was issued on April 27, 2005 has a fixed rate of 3.70 percent, matures on April 27, 2015 and is callable quarterly on the 27th of July, October, January and April.
·	The FHLB advance that was issued on November 2, 2006 has a fixed rate of 4.03 percent, matures on November 2, 2016 and is callable quarterly on the 2nd of February, May, August and November.
·	The FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.23 percent, matures on August 10, 2017 and is callable quarterly on the 10th of November, February, May and August.
·	The FHLB advance that was issued on May 6, 2014 has a fixed rate of 4.19 percent, matures on December 15, 2016.
·	The FHLB advance that was issued on July 17, 2014 has a fixed rate of 4.27 percent, matures on April 5, 2017.
·	The FHLB advance that was issued on July 17, 2014 has a fixed rate of 3.40 percent, matures on December 20, 2017.

Due to the call provisions on three of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2014 and 2013, the Company was a party to a $15.0 million repurchase agreement that was entered into in February 2008, has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing was callable by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Subordinated Debentures

At December 31, 2014 and 2013, the Company was a party in the following subordinated debenture transactions:

·

On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate was 1.84 percent at December 31, 2014 and 2013.

·

On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate was 1.89 percent at December 31, 2014 and 2013.

·

In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions.

The capital securities in each of the above transactions have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital.  Under the terms of the Dodd-Frank Wall Street Reform and Consumer Protection Act, these securities will continue to qualify as Tier 1 capital as the Company has less than $10 billion in assets.  In accordance with FASB ASC Topic 810, “Consolidation,” the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust II and Unity (NJ) Statutory Trust III because it is not the primary beneficiary.  The additional capital from each of these transactions was used to bolster the Company’s capital ratios and for general corporate purposes, including among other things, capital contributions to the Bank.

The Company has the ability to defer interest payments on the subordinated debentures for up to five years without being in default.  Due to the redemption provisions of these securities, the expected maturity could differ from the contractual maturity.

10.  Commitments and Contingencies

Facility Lease Obligations

The Company operates fifteen branches, four branches are under operating leases, including its headquarters, and eleven branches are owned.  The contractual expiration range on the remaining four leases is between the years 2014 and 2018.

The following table summarizes the contractual rent payments expected in future years:

(In thousands)	2015	2016	2017	2018	Thereafter	Total
Operating lease rental payments	$662	$638	$602	$438	$-	$2,340

Rent expense totaled $718 thousand for 2014 and $856 thousand for 2013.  The Company currently accounts for all of its leases as operating leases.  In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners.  Under the lease for the facility, the Company paid aggregate rental payments of $400 thousand in 2014 and $437 thousand in 2013.  Rental payments reflect market rents and the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  When this lease expired at the end of 2013, it was renewed for another five-year term expiring at the end of 2018.  The annual rent is increased each year beginning January 1, 2016 by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 1.5 percent).

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

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $150.9 million to its borrowers as of December 31, 2014, compared to $103.2 million at December 31, 2013.  At December 31, 2014, $74.1 million of these commitments expire within one year, compared to $45.6 million a year earlier.  At December 31, 2014, the Company had $1.5 million in standby letters of credit compared to $1.4 million at December 31, 2013.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

11.  Accumulated Other Comprehensive Income (Loss)

The following table shows the changes in other comprehensive income (loss) for the past two years:

	For the twelve months ended December 31,
	2014			2013
(In thousands)	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Balance, beginning of period			$(476)			$1,333
Unrealized holding gains (losses) on securities arising during the period	$1,446	$537	909	$(2,606)	$(1,056)	(1,550)
Less: Reclassification adjustment for gains on securities included in net income	433	143	290	390	131	259
Net unrealized gains (losses) on securities arising during the period	$1,013	$394	$619	$(2,996)	$(1,187)	$(1,809)
Balance, end of period			$143			$(476)

12.  Shareholders’ Equity

Shareholders’ equity increased $13.0 million to $70.1 million at December 31, 2014 compared to $57.2 million at December 31, 2013, due primarily to $6.1 million in additional capital as a result of the completion of the common stock rights offering and net income of $6.4 million.  Other items impacting shareholders’ equity included $757 thousand in dividends accrued on common stock, $619 thousand in unrealized gains net of tax on available for sale securities and $537 thousand from the issuance of common stock under employee benefit plans.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

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

On May 9, 2013, the Company announced that it received approval of its application from the U.S. Department of Treasury to redeem half of the 20,649 shares of preferred stock issued in connection with the Company’s participation in the Treasury’s CPP.  On May 15, 2013, the Company paid $10.3 million to the Treasury to repurchase 10,324 shares of the preferred stock, including accrued and unpaid dividends for the shares.  On July 1, 2013, the Company announced that it received approval to redeem the remaining 10,325 shares of preferred stock.  On July 3, 2013, the Company paid $10.4 million to the Treasury to repurchase the remaining shares of the preferred stock, including accrued and unpaid dividends for the shares.  On August 28, 2013, the Company completed the $2.7 million repurchase of the warrant to purchase 764,778 shares of the Company’s common stock issued to the U.S. Department of the Treasury as part of the Company’s participation in the Treasury’s CPP.

Repurchase Plan

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2014, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.  There were no shares repurchased during 2014 or 2013.  The Company currently has no plans on repurchasing its common stock.

13. Other Income

The components of other income for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2014	2013
ATM and check card fees	$534	$487
Wire transfer fees	95	88
Safe deposit box fees	68	59
Other	147	80
Total other income	$844	$714

14. Other Expenses

The components of other expenses for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2014	2013
Travel, entertainment, training and recruiting	$584	$608
Director fees	359	367
Insurance	335	335
Stationery and supplies	250	271
Retail losses	56	4
Other	217	282
Total other expenses	$1,801	$1,867

15.  Income Taxes

The components of the provision for income taxes for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2014	2013
Federal - current provision	$2,380	$1,579
Federal - deferred provision	381	491
Total federal provision	2,761	2,070
State - current provision	267	599
State - deferred provision (benefit)	117	(102)
Total state provision	384	497
Total provision for income taxes	$3,145	$2,567

Reconciliation between the reported income tax provision and the amount computed by multiplying income before taxes by the statutory Federal income tax rate for the past two years is as follows:

	For the years ended December 31,
(In thousands, except percentages)	2014	2013
Federal income tax provision at statutory rate	$3,248	$2,612
Increases (decreases) resulting from:
Bank owned life insurance	(190)	(118)
Tax-exempt interest	(121)	(156)
Meals and entertainment	18	14
State income taxes, net of federal income tax effect	253	328
Other, net	(63)	(113)
Provision for income taxes	$3,145	$2,567
Effective tax rate	32.9%	33.4%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2014 and 2013 are as follows:

(In thousands)	December 31, 2014	December 31, 2013
Deferred tax assets:
Allowance for loan losses	$5,013	$5,249
Depreciation	489	418
Stock-based compensation	463	427
Lost interest on nonaccrual loans	354	802
Deferred compensation	231	190
State net operating loss	132	138
Disallowed write-down on OREO properties	46	-
Net unrealized security losses	-	302
Other	39	96
Gross deferred tax assets	6,767	7,622
Valuation allowance	(132)	(113)
Total deferred tax assets	6,635	7,509
Deferred tax liabilities:
Goodwill	367	326
Deferred loan costs	216	318
Bond accretion	100	113
Net unrealized security gains	92	-
Total deferred tax liabilities	775	757
Net deferred tax asset	$5,860	$6,752

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

The Company had a $132 thousand and $113 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset, the balance of which was $132 thousand and $138 at December 31, 2014 and 2013, respectively.  The Company’s state net operating loss carry-forwards totaled approximately $2.2 million at December 31, 2014 and expire between 2030 and 2034.

Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized gains (losses) on securities available for sale.  The after-tax component was an unrealized gain of $143 thousand for 2014 and an unrealized loss of $476 thousand for 2013, and is included in other comprehensive income (loss) in shareholders’ equity.

The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2014 and 2013.  The Company does not have an accrual for uncertain tax positions as of December 31, 2014 or 2013, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2010 and thereafter are subject to future examination by tax authorities.

16.  Net Income per Share

The following is a reconciliation of the calculation of basic and diluted net income per share for the past two years:

	For the years ended December 31,
(In thousands, except per share amounts)	2014	2013
Net income	$6,408	$5,115
Less: Preferred stock dividends and discount accretion	-	988
Income available to common shareholders	$6,408	$4,127
Weighted average common shares outstanding - Basic	7,856	7,547
Plus: Potential dilutive common stock equivalents	89	263
Weighted average common shares outstanding - Diluted	7,945	7,810
Net income per common share - Basic	$0.82	$0.55
Net income per common share - Diluted	0.81	0.53
Stock options and common stock excluded from the income per share calculation as their effect would have been anti-dilutive	114	377

The "potential dilutive common stock equivalents" shown in the table above for December 31, 2013 includes the impact of the warrant to purchase 764,778 shares of common stock issued to the U.S. Department of Treasury under the Capital Purchase Program in December 2008, utilizing the Treasury stock method.  The warrant was repurchased on August 28, 2013 for a price of $2.7 million utilizing the Treasury Stock Method for the period outstanding.

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

During 2014, the Company completed the sale of 760,713 common shares in its rights offering. The common shares in the offering were sold at a price of $8.30 per share, representing gross proceeds to the Company of $6.3 million and net proceeds of $6.1 million. The offering was significantly oversubscribed as $16.0 million was collected. The excess was returned to shareholders as directed by the Board of Directors.  The Company intends to use the proceeds for general corporate purposes, which may include, among other things, funding expansion plans, working capital and pursuing strategic opportunities which may be presented from time to time.

The Company’s capital amounts and ratios are presented in the following table:

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands, except percentages)	Amount	Ratio	Amount		Ratio	Amount	Ratio
As of December 31, 2014
Leverage ratio	$83,615	8.71%	≥ $	38,405	4.00%	N/A	N/A
Tier I risk-based capital ratio	83,615	11.57		28,900	4.00	N/A	N/A
Total risk-based capital ratio	92,691	12.83		57,799	8.00	N/A	N/A
As of December 31, 2013
Leverage ratio	$70,852	8.08%	≥ $	35,084	4.00%	N/A	N/A
Tier I risk-based capital ratio	70,852	10.74		26,400	4.00	N/A	N/A
Total risk-based capital ratio	79,164	11.99		52,800	8.00	N/A	N/A

The Bank’s capital amounts and ratios are presented in the following table:

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands, except percentages)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2014
Leverage ratio	$74,819	7.80%	≥ $	38,381	4.00%	≥ $	47,976	5.00%
Tier I risk-based capital ratio	74,819	10.37		28,874	4.00		43,310	6.00
Total risk-based capital ratio	92,388	12.80		57,747	8.00		72,184	10.00
As of December 31, 2013
Leverage ratio	$61,493	7.02%	≥ $	35,058	4.00%	≥ $	43,823	5.00%
Tier I risk-based capital ratio	61,493	9.33		26,373	4.00		39,560	6.00
Total risk-based capital ratio	78,296	11.88		52,747	8.00		65,933	10.00

The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III in September 2010, which constitutes a set of capital reform measures designed to strengthen the regulation, supervision and risk management of banking organizations worldwide.  In order to implement Basel III and certain additional capital changes required by the Dodd-Frank Act, on July 9, 2013, the FDIC approved, as an interim final rule, the regulatory capital requirements for U.S. state nonmember banks, such as the Bank, substantially similar to final rules issued by the Board of Governors of the Federal Reserve System (“Federal Reserve”) and the Office of the Comptroller of the Currency.

The interim final rule includes new risk-based capital and leverage ratios that will be phased-in from 2015 to 2019 for most state nonmember banks, including the Bank.  The rule includes a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets, which is in addition to the Tier 1 and Total risk-based capital requirements.  The interim final rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and requires a minimum leverage ratio of 4.0%.  The required minimum ratio of total capital to risk-weighted assets will remain 8.0%.  The new risk-based capital requirements (except for the capital conservation buffer) will become effective for the Bank on January 1, 2015.  The capital conservation buffer will be phased in over four years beginning on January 1, 2016, with a maximum buffer of 0.625% of risk-weighted assets for 2016, 1.25% for 2017, 1.875% for 2018, and 2.5% for 2019 and thereafter.  Failure to maintain the required capital conservation buffer will result in limitations on capital distributions and on discretionary bonuses to executive officers.

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

The interim final rule also implements revisions and clarifications consistent with Basel III regarding the various components of Tier 1 capital, including common equity, unrealized gains and losses and instruments that will no longer qualify as Tier 1 capital.  The interim final rule also sets forth certain changes for the calculation of risk-weighted assets that the Bank will be required to implement beginning January 1, 2015.  Management is currently evaluating the provisions of the interim final rule and its expected impact.  Based on current capital composition and levels, management does not presently anticipate that the interim final rule presents a material risk to the financial condition or results of operations.

18.  Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $258 thousand and $240 thousand to the Plan in 2014 and 2013, respectively.

The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100 percent of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100 percent of their year-end cash bonuses.  Director and executive deferred fees totaled $79 thousand in 2014 and $44 thousand in 2013, and the interest paid on deferred balances totaled $23 thousand in 2014 and $19 thousand in 2013. No fees were distributed in 2014. In 2013, $22 thousand in deferred fees were distributed.

Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $5 thousand in 2014 and $4 thousand in 2013.

Stock Transactions

Stock Option Plans

The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  Transactions under the Company’s stock option plans for 2014 and 2013 are summarized in the following table:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value
Outstanding at December 31, 2012	516,332	$7.06	5.4	$327,725
Options granted	37,500	6.58
Options exercised	(11,667)	6.62
Options forfeited	(8,333)	6.56
Options expired	(84,857)	8.84
Outstanding at December 31, 2013	448,975	$6.70	5.6	$739,951
Options granted	46,000	8.16
Options exercised	(36,950)	4.33
Options forfeited	(9,119)	9.73
Options expired	(29,985)	10.16
Outstanding at December 31, 2014	418,921	$6.76	5.5	$1,257,968
Exercisable at December 31, 2014	340,423	$6.60	4.7	$1,098,108

Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2014, 1,720,529 shares have been reserved for issuance upon the exercise of options, 418,921 option grants are outstanding, and 1,252,416 option grants have been exercised, forfeited or expired, leaving 49,192 shares available for grant.

The fair values of the options granted during 2014 and 2013 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the years ended December 31,
	2014	2013
Number of options granted	46,000	37,500
Weighted average exercise price	$8.16	$6.58
Weighted average fair value of options	$3.21	$3.19
Expected life in years (1)	5.54	5.75
Expected volatility (2)	45.32%	51.40%
Risk-free interest rate (3)	1.57%	1.24%
Dividend yield (4)	1.01%	0.17%
(1)	The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.
(2)	The expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.
(3)	The risk-free interest rate is the U.S Treasury rate commensurate with the expected life of the options on the date of grant.
(4)	The expected dividend yield is the projected annual yield based on the grant date stock price.

Upon exercise, the Company issues shares from its authorized but unissued common stock to satisfy the options.  The following table presents information about options exercised during 2014 and 2013:

	For the years ended December 31,
	2014	2013
Number of options exercised	36,950	11,667
Total intrinsic value of options exercised	$157,406	$15,367
Cash received from options exercised	70,405	-
Tax deduction realized from options exercised	62,868	6,138

The following table summarizes information about stock options outstanding and exercisable at December 31, 2014:

	Options outstanding			Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.00 - 4.00	89,000	4.2	$3.85	89,000	$3.85
4.01 - 8.00	282,475	6.4	6.73	208,977	6.55
8.01 - 12.00	5,551	9.2	10.39	551	11.25
12.01 - 16.00	41,895	2.1	12.62	41,895	12.62
Total	418,921	5.5	$6.76	340,423	$6.60

FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options and the related income tax benefit for the years ended December 31, 2014 and 2013 are detailed in the following table:

	For the years ended December 31,
	2014	2013
Compensation expense	$152,349	$140,873
Income tax benefit	60,848	56,265

As of December 31, 2014, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $189 thousand.  That cost is expected to be recognized over a weighted average period of 2.0 years.

Restricted Stock Awards

Restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.  The following table summarizes nonvested restricted stock activity for the year ended December 31, 2014:

	Shares	Average grant date fair value
Nonvested restricted stock at December 31, 2013	95,625	$6.67
Granted	17,500	8.88
Vested	(35,375)	6.51
Nonvested restricted stock at December 31, 2014	77,750	$7.24

Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  Unless the recipient makes an election to recognize all compensation on the grant date, the awards are recorded at fair market value at the time of grant and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2014, 471,551 shares of restricted stock were reserved for issuance, of which 214,500 shares are available for grant.

Restricted stock awards granted during the years ended December 31, 2014 and 2013 were as follows:

	For the years ended December 31,
	2014	2013
Number of shares granted	17,500	42,500
Average grant date fair value	$8.88	$7.12

Compensation expense related to the restricted stock for the years ended December 31, 2014 and 2013 is detailed in the following table:

	For the years ended December 31,
	2014	2013
Compensation expense	$245,428	$198,682
Income tax benefit	98,024	79,354

As of December 31, 2014, there was approximately $491 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.6 years.

19.  Fair Value

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

Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis:

Securities Available for Sale

As of December 31, 2014, the fair value of the Company's AFS securities portfolio was $60.1 million.  Approximately 57 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $34.4 million at December 31, 2014.  Approximately $33.3 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.

All of the Company’s AFS securities were classified as Level 2 assets at December 31, 2014.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

At December 31, 2013, the Company’s AFS securities included commercial mortgage-backed securities which were classified as Level 3 assets.  For commercial mortgage-backed securities, the inputs used by either dealer market participants or an independent pricing service, may be derived from unobservable market information (Level 3 inputs).  In these instances, management evaluates the appropriateness and quality of the assumptions and the resulting prices.  In addition, management reviews the volume and level of activity for all AFS securities and attempts to identify transactions which may not be orderly or reflective of a significant level of activity and volume.  For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value and this results in fair values based on Level 3 inputs.  In determining fair value, the Company utilizes unobservable inputs which reflect its own assumptions about the inputs that market participants would use in pricing each security.  In developing its assertion of market participant assumptions, the Company utilizes the best information that is both reasonable and available without undue cost and effort.

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

There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2014, as compared to the year ended December 31, 2013.

The tables below present the balances of assets measured at fair value on a recurring basis as of December 31st for the past two years:

	December 31, 2014
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$-	$4,618	$-	$4,618
State and political subdivisions	-	11,132	-	11,132
Residential mortgage-backed securities	-	34,383	-	34,383
Corporate and other securities	-	9,940	-	9,940
Total securities available for sale	$-	$60,073	$-	$60,073

	December 31, 2013
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$-	$6,418	$-	$6,418
State and political subdivisions	-	16,598	-	16,598
Residential mortgage-backed securities	-	44,389	-	44,389
Commercial mortgage-backed securities	-	-	888	888
Corporate and other securities	-	12,840	-	12,840
Total securities available for sale	$-	$80,245	$888	$81,133

The following table summarizes changes in Level 3 assets during 2014 and 2013, consisting of commercial mortgage-backed available for sale securities, measured at fair value on a recurring basis.

	For the years ended December 31,
(In thousands)	2014	2013
Commercial mortgage-backed securities:
Balance, beginning of period	$888	$4,463
Payoffs	(714)	(815)
Principal paydowns	(173)	(2,722)
Total net losses included in:
Other comprehensive income	(1)	(38)
Balance, end of period	$-	$888

There were no gains or losses (realized or unrealized) including in earnings for assets and liabilities held at December 31, 2014 or 2013.

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

The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  At December 31, 2014, the valuation allowance for impaired loans was $1.2 million, a decrease of $23 thousand from  $1.1 million at December 31, 2013.

The following tables present the assets and liabilities carried on the balance sheet by caption and by level within the hierarchy (as described above) as of December 31, 2014 and 2013 and the fair value gains (losses) recognized during the years ended December 31, 2014 and 2013:

	Fair value at December 31, 2014				Losses from fair value changes for the year ended
(In thousands)	Level 1	Level 2	Level 3	Total	December 31, 2014
Financial assets:
OREO	$-	$-	$1,162	$1,162	$(965)
Impaired collateral-dependent loans	-	-	4,897	4,897	(23)

	Fair value at December 31, 2013				Gains (losses) from fair value changes for the year ended
(In thousands)	Level 1	Level 2	Level 3	Total	December 31, 2013
Financial assets:
OREO	$-	$-	$633	$633	$(769)
Impaired collateral-dependent loans	-	-	4,540	4,540	863

Fair Value of Financial Instruments

FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments for which the Company did not elect the fair value option.  These estimated fair values as of December 31, 2014 and December 31, 2013 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.

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

Servicing Assets

Servicing assets do not trade in an active, open market with readily observable prices.  The Company estimates the fair value of servicing assets using discounted cash flow models incorporating numerous assumptions from the perspective of a market participant including market discount rates and prepayment speeds.

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

Standby Letters of Credit

At December 31, 2014, the Bank had standby letters of credit outstanding of $1.5 million, as compared to $1.4 million at December 31, 2013.  The fair value of these commitments is nominal.

The table below presents the carrying amount and estimated fair values of the Company’s financial instruments not previously presented as of December 31st for the past two years:

		December 31, 2014		December 31, 2013
(In thousands)	Fair value level	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$129,821	$129,821	$99,404	$99,404
Securities held to maturity (1)	Level 2	20,009	20,281	26,381	25,549
SBA loans held for sale	Level 2	5,179	5,655	6,673	7,267
Loans, net of allowance for loan losses (2)	Level 2	744,095	748,093	658,887	645,582
Federal Home Loan Bank stock	Level 2	6,032	6,032	5,392	5,392
Servicing assets	Level 3	753	753	437	437
Accrued interest receivable	Level 2	3,518	3,518	3,272	3,272
Financial liabilities:
Deposits	Level 2	794,341	794,436	738,698	738,337
Borrowed funds and subordinated debentures	Level 2	140,465	145,333	122,465	129,732
Accrued interest payable	Level 2	474	474	454	454
(1)

Includes held to maturity commercial mortgage-backed securities that are considered Level 3.  These securities had book values of $4.0 million and $6.8 million at December 31, 2014 and 2013, respectively, and market values of $4.0 million and $6.4 million at December 31, 2014 and 2013, respectively.

(2)

Includes impaired loans that are considered Level 3 and reported separately in the tables under the “Fair Value on a Nonrecurring Basis” heading.  Impaired loans, included in the fair value non-recurring table, net of specific reserves totaled $4.9 million and $4.5 million at December 31, 2014 and 2013, respectively.

20.  Condensed Financial Statements of Unity Bancorp, Inc.

(Parent Company Only)

Balance Sheets
(In thousands)	December 31, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	$198	$724
Securities available for sale	197	167
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	76,323	62,814
Other assets	447	492
Total assets	$85,665	$72,697
LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities	$78	$59
Subordinated debentures	15,465	15,465
Shareholders' equity	70,122	57,173
Total liabilities and shareholders' equity	$85,665	$72,697

Statements of Income	For the years ended December 31,
(In thousands)	2014	2013
Total interest income	$748	$761
Total interest expense	281	287
Net interest income	467	474
Gains on sales of securities	-	3
Other expenses	32	22
Income before provision for income taxes and equity in undistributed net income of subsidiary	435	455
Provision for income taxes	209	116
Income before equity in undistributed net income of subsidiary	226	339
Equity in undistributed net income of subsidiary	6,182	4,776
Net income	6,408	5,115
Preferred stock dividends and discount accretion	-	988
Income available to common shareholders	$6,408	$4,127

Statements of Cash Flows	For the years ended December 31,
(In thousands)	2014	2013
OPERATING ACTIVITIES
Net income	$6,408	$5,115
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(6,182)	(4,776)
Gains on sales of securities	-	(3)
Net change in other assets and other liabilities	53	(22)
Net cash provided by operating activities	279	314
INVESTING ACTIVITIES
Purchases of securities	-	(100)
Proceeds from sales of securities	-	63
Net cash used in investing activities	-	(37)
FINANCING ACTIVITIES
Redemption of perpetual preferred stock from U.S. Treasury	-	(20,649)
Repurchase of warrant from U.S. Treasury	-	(2,707)
Proceeds from exercise of stock options	70	-
Proceeds from rights offering	6,143	-
Investment in Bank	(6,500)	-
Cash dividends paid on preferred stock	-	(585)
Cash dividends paid on common stock	(753)	(188)
Dividend from Bank	235	12,707
Net cash provided by (used in) financing activities	(805)	(11,422)
Increase in cash and cash equivalents	(526)	(11,145)
Cash and cash equivalents, beginning of period	724	11,869
Cash and cash equivalents, end of period	$198	$724
SUPPLEMENTAL DISCLOSURES
Interest paid	$281	$287

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2014 and 2013 is unaudited.  However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

	2014
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$9,023	$9,102	$9,491	$9,802
Total interest expense	1,736	1,797	1,859	1,914
Net interest income	7,287	7,305	7,632	7,888
Provision for loan losses	600	550	550	850
Net interest income after provision for loan losses	6,687	6,755	7,082	7,038
Total noninterest income	1,526	1,640	1,853	1,660
Total noninterest expense	6,258	6,144	6,241	6,045
Income before provision for income taxes	1,955	2,251	2,694	2,653
Provision for income taxes	662	723	808	952
Net income	1,293	1,528	1,886	1,701
Preferred stock dividends and discount accretion	-	-	-	-
Income available to common shareholders	$1,293	$1,528	$1,886	$1,701
Net income per common share - Basic	$0.17	$0.20	$0.24	$0.21
Net income per common share - Diluted	0.17	0.20	0.24	0.20

	2013
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$8,313	$8,401	$8,474	$8,766
Total interest expense	1,624	1,599	1,603	1,703
Net interest income	6,689	6,802	6,871	7,063
Provision for loan losses	650	300	600	800
Net interest income after provision for loan losses	6,039	6,502	6,271	6,263
Total noninterest income	1,825	1,658	1,650	1,471
Total noninterest expense	6,126	6,074	5,935	5,862
Income before provision for income taxes	1,738	2,086	1,986	1,872
Provision for income taxes	538	739	684	606
Net income	1,200	1,347	1,302	1,266
Preferred stock dividends and discount accretion	404	465	119	-
Income available to common shareholders	$796	$882	$1,183	$1,266
Net income per common share - Basic	$0.11	$0.12	$0.15	$0.17
Net income per common share - Diluted	0.10	0.11	0.15	0.17

Selected Consolidated Financial Data

	At or for the years ended December 31,
(In thousands, except percentages)	2014	2013	2012	2011	2010
Selected Results of Operations
Interest income	$37,418	$33,954	$35,203	$39,523	$44,035
Interest expense	7,306	6,529	7,774	10,551	14,035
Net interest income	30,112	27,425	27,429	28,972	30,000
Provision for loan losses	2,550	2,350	4,000	6,800	7,250
Noninterest income	6,679	6,604	7,338	5,661	5,069
Noninterest expense	24,688	23,997	24,297	24,518	24,990
Provision for income taxes	3,145	2,567	2,226	769	589
Net income	6,408	5,115	4,244	2,546	2,240
Preferred stock dividends and discount accretion	-	988	1,602	1,558	1,520
Income available to common shareholders	6,408	4,127	2,642	988	720
Per Share Data
Net income per common share - Basic	$0.82	$0.55	$0.35	$0.13	$0.10
Net income per common share - Diluted	0.81	0.53	0.34	0.13	0.10
Book value per common share	8.36	7.55	7.62	7.24	7.08
Market value per common share	9.43	7.66	6.24	6.40	6.05
Cash dividends declared on common shares	0.10	0.03	-	-	-
Selected Balance Sheet Data
Assets	$1,008,788	$921,118	$819,730	$810,846	$818,410
Loans	761,825	678,701	587,036	592,592	615,936
Allowance for loan losses	(12,551)	(13,141)	(14,758)	(16,348)	(14,364)
Securities	80,082	107,514	111,053	107,536	128,242
Deposits	794,341	738,698	648,760	643,971	654,788
Borrowed funds and subordinated debentures	140,465	122,465	90,465	90,465	90,465
Shareholders' equity	70,123	57,173	77,510	73,558	70,085
Common shares outstanding	8,388	7,577	7,534	7,459	7,211
Performance Ratios
Return on average assets	0.70%	0.61%	0.53%	0.31%	0.26%
Return on average equity	10.28	7.22	4.80	1.90	1.43
Average equity to average assets	6.80	7.91	9.31	8.72	7.96
Efficiency ratio	67.90	71.34	71.06	71.42	71.43
Dividend payout	12.35	5.66	-	-	-
Net interest spread	3.35	3.34	3.38	3.49	3.40
Net interest margin	3.53	3.53	3.62	3.76	3.67
Asset Quality Ratios
Allowance for loan losses to loans	1.65%	1.94%	2.51%	2.76%	2.33%
Allowance for loan losses to nonperforming loans	110.41	85.98	84.49	71.80	66.31
Nonperforming loans to total loans	1.49	2.25	2.98	3.84	3.52
Nonperforming assets to total loans and OREO	1.64	2.34	3.28	4.33	3.88
Nonperforming assets to total assets	1.24	1.73	2.35	3.18	2.93
Net charge-offs to average loans	0.44	0.63	0.94	0.79	1.05
Capital Ratios - Company
Leverage Ratio	8.71%	8.08%	11.14%	10.44%	9.97%
Tier 1 risk-based capital ratio	11.57	10.74	14.85	14.33	13.04
Total risk-based capital ratio	12.83	11.99	16.12	15.60	14.30
Capital Ratios - Bank
Leverage Ratio	7.80%	7.02%	8.63%	9.01%	8.48%
Tier 1 risk-based capital ratio	10.37	9.33	11.51	12.36	11.10
Total risk-based capital ratio	12.80	11.88	14.18	15.05	13.69