Form 10-K, Exhibit 13
period 2015-12-31
UNITY BANCORP INC /NJ/
filed 2016-03-04
CIK 920427

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

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey and is registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, Unity Bank (the “Bank” or, when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance.  The Bank provides a full range of commercial and retail banking services through the Internet and its fifteen branch offices located in Hunterdon, Somerset, Middlesex, Union and Warren counties in New Jersey, and Northampton County in Pennsylvania as well as a loan production office in Bergen County, New Jersey.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

Results of Operations

Net income totaled $9.6 million, or $1.12 per diluted share for the year ended December 31, 2015, compared to $6.4 million, or $0.81 per diluted share for the year ended December 31, 2014.  The 49.1 percent increase in net income was the product of strategic initiatives, which include expansion of in-market loan and retail deposit relationships, improving credit quality and core earnings growth.

Highlights for the year include:

•	16.7 percent increase in total loans driven by a 30.4 percent increase in consumer loans, 19.8 percent increase in residential mortgage loans and a 15.8 percent increase in commercial loans.
•	12.6 percent increase in total deposits with a 21.3 percent increase in noninterest-bearing demand deposits.
•	Core earnings growth with a 12.9 percent increase in net interest income due to strong loan growth.
•	Net interest margin of 3.63 percent compared to 3.53 percent at prior year end.
•	Continued expense management in 2015. Expense increases included expansion of loan origination and support staff and audit related fees.
•	Credit quality improved primarily due to a 90.7 percent reduction in loan charge-offs and a 36.1 percent decrease in nonperforming loans.

The Company's performance ratios for the past two years are listed in the following table:

	For the years ended December 31,
	2015	2014
Net income per common share - Basic (1)	$1.13	$0.82
Net income per common share - Diluted (1)	$1.12	$0.81
Return on average assets	0.96%	0.70%
Return on average equity (2)	12.92%	10.28%
Efficiency ratio (3)	64.41%	67.90%

(1)	Defined as net income divided by weighted average shares outstanding.
(2)	Defined as net income divided by average shareholders' equity.
(3)	Defined as noninterest expense divided by the sum of net interest income plus noninterest income less any gains or losses on securities.

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

Tax-equivalent net interest income amounted to $34.0 million in 2015, an increase of $3.9 million from $30.3 million in 2014.  The Company’s net interest margin increased 10 basis points to 3.63 percent in 2015, compared to 3.53 percent in 2014.  The net interest spread was 3.42 percent, an increase of 7 basis points from 3.35 percent in 2014.

During 2015, tax-equivalent interest income was $41.8 million, an increase of $4.2 million or 11.2 percent when compared to 2014.  This increase was driven primarily by the increase in the average volume of loans:

·

Of the $4.2 million increase in interest income on a tax-equivalent basis, $4.7 million of the increase was due primarily to the increased volume of average loans, partially offset by a $526 thousand decrease in yields on average interest-earning assets.

·	The yield on interest-earning assets increased 7 basis points to 4.45 percent in 2015 when compared to 2014.
·

The average volume of interest-earning assets increased $80.6 million to $939.2 million in 2015 compared to $858.5 million in 2014.  This was due primarily to a $112.1 million increase in average loans, primarily residential mortgage, commercial and consumer loans, partially offset by a $21.2 million decrease in average investment securities and a $10.0 million decrease in federal funds sold and interest-bearing deposits.

Total interest expense was $7.7 million in 2015, an increase of $354 thousand or 4.8 percent compared to 2014.  This increase was driven by the increase in average time deposits and increased rates on savings deposits compared to a year ago:

·	Of the $354 thousand increase in interest expense, $251 thousand of the increase was due to an increase in the volume of average interest-bearing liabilities, primarily time and savings deposits.
·

The average cost of interest-bearing liabilities remained flat at 1.03 percent in 2015 when compared to 2014.  The cost of interest-bearing deposits increased 5 basis points to 0.71 percent and the cost of borrowed funds and subordinated debentures decreased 16 basis points to 3.39 percent in 2015.

·

Interest-bearing liabilities averaged $745.5 million in 2015, an increase of $39.2 million or 5.5 percent, compared to 2014.  The increase in interest-bearing liabilities was primarily due to an increase in average time deposits and savings deposits, partially offset by a decrease in borrowed funds and subordinated debentures.

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

Consolidated Average Balance Sheets

 (Dollar amounts in thousands, interest amounts and interest rates/yields on a fully tax-equivalent basis)

For the years ended December 31,	2015			2014
	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits	$34,883	$39	0.11%	$44,900	$44	0.10%
Federal Home Loan Bank ("FHLB") stock	3,695	155	4.19	3,972	165	4.15
Securities:
Taxable	62,937	1,459	2.32	81,334	2,183	2.68
Tax-exempt	11,739	421	3.59	14,493	526	3.63
Total securities (A)	74,676	1,880	2.52	95,827	2,709	2.83
Loans, net of unearned discount:
SBA loans	50,997	2,693	5.28	53,232	2,467	4.63
SBA 504 loans	30,366	1,414	4.66	33,754	1,676	4.97
Commercial loans	428,702	21,357	4.98	379,327	19,329	5.10
Residential mortgage loans	246,278	11,048	4.49	196,333	8,898	4.53
Consumer loans	69,580	3,202	4.60	51,188	2,301	4.50
Total loans (B)	825,923	39,714	4.81	713,834	34,671	4.86
Total interest-earning assets	$939,177	$41,788	4.45%	$858,533	$37,589	4.38%

Noninterest-earning assets:
Cash and due from banks	25,952			27,021
Allowance for loan losses	(12,638)			(13,124)
Other assets	43,742			44,312
Total noninterest-earning assets	57,056			58,209
Total assets	$996,233			$916,742

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$126,876	$438	0.35%	$125,706	$430	0.34%
Savings deposits	290,848	1,088	0.37	274,395	856	0.31
Time deposits	240,132	3,160	1.32	214,984	2,777	1.29
Total interest-bearing deposits	657,856	4,686	0.71	615,085	4,063	0.66
Borrowed funds and subordinated debentures	87,652	2,974	3.39	91,230	3,243	3.55
Total interest-bearing liabilities	$745,508	$7,660	1.03%	$706,315	$7,306	1.03%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	172,172			144,310
Other liabilities	4,611			3,764
Total noninterest-bearing liabilities	176,783			148,074
Total shareholders' equity	73,942			62,353
Total liabilities and shareholders' equity	$996,233			$916,742

Net interest spread		$34,128	3.42%		$30,283	3.35%
Tax-equivalent basis adjustment		(137)			(171)
Net interest income		$33,991			$30,112
Net interest margin			3.63%			3.53%

(A)

Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

(B)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

2013			2012			2011
Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield

$39,971	$39	0.10%	$49,355	$72	0.15%	$50,574	$61	0.12%
4,007	159	3.97	4,015	189	4.71	4,120	183	4.44

93,132	2,443	2.62	100,365	2,823	2.81	99,825	3,537	3.54
18,587	681	3.66	15,455	701	4.54	12,750	672	5.27
111,719	3,124	2.79	115,820	3,524	3.04	112,575	4,209	3.74

60,891	2,660	4.37	68,536	3,430	5.00	82,177	4,665	5.68
37,920	1,911	5.04	46,153	2,645	5.73	58,010	3,482	6.00
328,229	17,322	5.28	299,820	16,982	5.66	284,183	17,492	6.16
155,237	7,013	4.52	134,214	6,445	4.80	133,477	7,107	5.32
45,705	1,947	4.26	46,487	2,144	4.61	51,830	2,542	4.90
627,982	30,853	4.92	595,210	31,646	5.31	609,677	35,288	5.79
$783,679	$34,175	4.37%	$764,400	$35,431	4.63%	$776,946	$39,741	5.12%

22,728			16,665			16,105
(14,423)			(16,458)			(16,198)
41,688			39,625			40,528
49,993			39,832			40,435
$833,672			$804,232			$817,381

$118,289	$383	0.32%	$108,825	$486	0.45%	$103,574	$571	0.55%
277,891	710	0.26	282,115	1,185	0.42	287,769	2,202	0.77
146,115	2,191	1.50	138,233	2,796	2.02	166,836	4,067	2.44
542,295	3,284	0.61	529,173	4,467	0.84	558,179	6,840	1.23
91,475	3,245	3.55	90,473	3,307	3.66	90,465	3,711	4.10
$633,770	$6,529	1.03%	$619,646	$7,774	1.25%	$648,644	$10,551	1.63%

130,768			106,412			93,875
3,164			3,335			3,607
133,932			109,747			97,482
65,970			74,839			71,255
$833,672			$804,232			$817,381

	$27,646	3.34%		$27,657	3.38%		$29,190	3.49%
	(221)			(228)			(218)
	$27,425			$27,429			$28,972
		3.53%			3.62%			3.76%

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

	For the years ended December 31,
	2015 versus 2014			2014 versus 2013
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and interest-bearing deposits	$(9)	$4	$(5)	$5	$-	$5
Federal Home Loan Bank stock	(12)	2	(10)	(1)	7	6
Securities	(553)	(276)	(829)	(464)	49	(415)
Net loans	5,299	(256)	5,043	4,172	(354)	3,818
Total interest income	$4,725	$(526)	$4,199	$3,712	$(298)	$3,414
Interest expense:
Interest-bearing demand deposits	$2	$6	$8	$23	$24	$47
Savings deposits	55	177	232	(8)	154	146
Time deposits	320	63	383	925	(339)	586
Total interest-bearing deposits	377	246	623	940	(161)	779
Borrowed funds and subordinated debentures	(126)	(143)	(269)	(2)	-	(2)
Total interest expense	251	103	354	938	(161)	777
Net interest income - fully tax-equivalent	$4,474	$(629)	$3,845	$2,774	$(137)	$2,637
Decrease in tax-equivalent adjustment			34			50
Net interest income			$3,879			$2,687

Provision for Loan Losses

The provision for loan losses totaled $500 thousand for 2015, a decrease of $2.1 million  compared to $2.6 million for 2014.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio.  Additional information may be found under the captions “Financial Condition - Asset Quality” and “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.”  The current provision is considered appropriate based upon management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income

The following table shows the components of noninterest income for the past two years:

	For the years ended December 31,
(In thousands)	2015	2014
Branch fee income	$1,520	$1,469
Service and loan fee income	1,334	1,260
Gain on sale of SBA loans held for sale, net	1,204	975
Gain on sale of mortgage loans, net	2,336	1,139
BOLI income	380	559
Net security gains	28	433
Other income	927	844
Total noninterest income	$7,729	$6,679

Noninterest income was $7.7 million for 2015, a $1.1 million increase compared to $6.7 million for 2014.  This increase was driven primarily by higher levels of gains on the sale of residential mortgage and SBA loans, partially offset by lower levels of net security gains and a decline in Bank Owned Life Insurance (“BOLI”) income due to a death benefit in the prior year’s period.

Changes in noninterest income reflect:

·

Branch fee income, which consists of deposit service charges and overdraft fees, increased $51 thousand from the prior year, primarily due to increased fees as volume of commercial checking account customers rose.

·	Service and loan fee income increased $74 thousand in 2015, due to increased loan processing and mortgage application fees, partially offset by a decline in SBA servicing income.
·

Net gains on the sale of SBA loans increased $229 thousand to $1.2 million in 2015 due to an increase in the volume of SBA loans sales.  In 2015, $14.1 million in SBA loans were sold compared to $10.4 million in the prior year.

·

Net gains on sales of residential mortgage loans increased $1.2 million in 2015 due to the increased volume of loan sales.  In 2015, $94.3 million in residential mortgage loans were sold compared to $59.2 million in 2014.

·	BOLI income declined $179 thousand to $380 thousand in 2015 compared to $559 thousand in 2014. This decrease was a result of proceeds received due to a death benefit in the prior year’s period.
·

Net gains on the sale of securities totaled $28 thousand and $433 thousand in 2015 and 2014, respectively.  For additional information on securities, see Note 3 to the Consolidated Financial Statements.

·

Other income, which includes check card related income and miscellaneous service charges, totaled $927 thousand and $844 thousand in 2015 and 2014, respectively.  The increase was due primarily to increases in Visa check card interchange fees, safe deposit box fees and cash vault courier fees.

Noninterest Expense

The following table presents a breakdown of noninterest expense for the past two years:

	For the years ended December 31,
(In thousands)	2015	2014
Compensation and benefits	$14,295	$12,750
Occupancy	2,515	2,478
Processing and communications	2,461	2,461
Furniture and equipment	1,643	1,510
Professional services	942	748
Loan costs	759	780
OREO expenses	382	485
Deposit insurance	669	677
Advertising	1,030	998
Other expenses	2,156	1,801
Total noninterest expense	$26,852	$24,688

Noninterest expense totaled $26.9 million for the year ended December 31, 2015, an increase of $2.2 million when compared to $24.7 million in 2014.

Changes in noninterest expense reflect:

·

Compensation and benefits expense, the largest component of noninterest expense, increased $1.5 million for the year ended December 31, 2015, when compared to the same period in 2014.  The increase was primarily due to higher salary expense as the Company expanded the loan origination and support staff, and a lower overall vacancy rate when compared to prior year.  Benefits expense also increased due to the addition of a Supplemental Executive Retirement Plan (“SERP”) for the Company’s Chief Executive Officer (“CEO”).

·

Occupancy expense increased $37 thousand in 2015, when compared to 2014, primarily due to increased landscaping, rental, building depreciation and building repairs and maintenance expenses.  Partially offsetting these increases were decreased utilities, electricity, and lease held depreciation expenses.

·	Processing and communications remained flat with expenses of $2.5 million in 2015 and 2014, respectively.
·

Furniture and equipment expense increased $133 thousand in 2015, due to rising costs of technology such as software maintenance and network monitoring expenses, partially offset by lower depreciation expenses on capital investments such as equipment and furniture and lower equipment maintenance expenses.

·

Professional service fees increased $194 thousand in 2015.  This expense includes costs such as consulting, legal, audit and tax preparation expense.  Increased audit expenses were primarily due to Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) testing which the Company became subject to in 2015 because it surpassed the $1.0 billion regulatory threshold.

·

Loan costs decreased $21 thousand in 2015, primarily due to lower loan legal collections expenses, a reduction in the reserve for SBA reimbursable expenses and lower appraisal expenses, partially offset by increased property tax expenses.

·

Other Real Estate Owned (“OREO”) costs, such as losses on sales, property taxes, and maintenance expenses, decreased $103 thousand in 2015 when compared to 2014, primarily due to a decrease in property taxes resulting from the decrease in the number of OREO properties.

·	Deposit insurance expense decreased $8 thousand in 2015 when compared to 2014.
·

Advertising expenses increased $32 thousand for the year ended December 31, 2015 due to marketing agreements with a local hospital, involvement in various community activities, events and donations and core deposit promotional expenses.

·	Other expenses increased $355 thousand in 2015, primarily due to increased director fees, recruiting expense and increased retail losses, partially offset by reduced provision for commitments.

Income Tax Expense

For 2015, the Company reported income tax expense of $4.8 million for an effective tax rate of 33.5 percent, compared to an income tax expense of $3.1 million and an effective tax rate of 32.9 percent in 2014.  For additional information on income taxes, see Note 15 to the Consolidated Financial Statements.

Financial Condition

Total assets increased $76.1 million or 7.5 percent, to $1.1 billion at December 31, 2015, compared to $1.0 billion at December 31, 2014.  This increase was primarily due to an increase of $127.1 million in loans, with strong commercial, residential and consumer loan growth, partially offset by decreases of $41.7 million in cash and cash equivalents and $8.7 million in securities.

Total deposits increased $100.2 million, primarily due to increases of $64.8 million in time deposits and $32.5 million in noninterest-bearing demand deposits. Borrowed funds and subordinated debentures decreased $33.0 million to $107.5 million at December 31, 2015, as overnight borrowings decreased $43 million and term borrowings increased $10 million.

Total shareholders’ equity increased $8.3 million from year end 2014, primarily due to net income from operations. Net income was $9.6 million for the year ended December 31, 2015, an increase of $3.1 million from the prior year.  Other changes in shareholders’ equity included stock-based transactions of $509 thousand, partially offset by common stock dividends paid in 2015 of $1.1 million and an other comprehensive loss net of tax of $610 thousand.

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

AFS securities totaled $52.9 million at December 31, 2015, a decrease of $7.2 million or 12.0 percent, compared to $60.1 million at December 31, 2014.  This net decrease was the result of:

•	$2.3 million in purchases, including three agency bonds, and one structured agency,
•	$8.3 million in principal payments, maturities and called bonds,
•	$500 thousand in sales, net of realized gains, which consisted of one corporate bond,
•	$429 thousand in net amortization of premiums, and
•

$239 thousand of depreciation in the market value of the portfolio.  At December 31, 2015, the portfolio had a net unrealized loss of $4 thousand compared to a net unrealized gain of $235 thousand at December 31, 2015.  These net unrealized gains (losses) are reflected net of tax in shareholders’ equity as accumulated other comprehensive income.

The weighted average life of AFS securities, adjusted for prepayments, amounted to 4.0 years at December 31, 2015 and 2014, respectively.

HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity.  The portfolio is comprised of obligations of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, and corporate and other securities.

HTM securities were $18.5 million at December 31, 2015, a decrease of $1.5 million or 7.7 percent, from year end 2014.  This net decrease was the result of:

·	$2.7 million in principal payments and maturities and
·	$85 thousand in net amortization of premiums, partially offset by
·	$1.3 million in purchases, including one municipal security and one corporate bond.

The weighted average life of HTM securities, adjusted for prepayments, amounted to 6.5 years and 6.4 years at December 31, 2015 and 2014, respectively.  As of December 31, 2015 and December 31, 2014, the fair value of HTM securities was $18.6 million and $20.3 million, respectively.

The average balance of taxable securities amounted to $62.9 million in 2015 compared to $81.3 million in 2014.  The average yield earned on taxable securities decreased 36 basis points to 2.32 percent in 2015, from 2.68 percent in 2014.  The average balance of tax-exempt securities amounted to $11.7 million in 2015 compared to $14.5 million in 2014.  The average yield earned on tax-exempt securities decreased 4 basis points to 3.59 percent in 2015, from 3.63 percent in 2014.

Securities with a carrying value of $18.5 million and $50.4 million at December 31, 2015 and December 31, 2014, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.

Approximately 86 percent of the total investment portfolio had a fixed rate of interest at December 31, 2015, compared to 88 percent in 2014.

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

Total loans increased $127.1 million or 16.7 percent to $889.0 million at December 31, 2015, compared to $761.8 million at year end 2014.  Commercial loans, residential mortgages, consumer loans, and SBA loans increased $63.6 million, $43.6 million, $18.0 million and $6.9 million, respectively, partially offset by a decline of $5.0 million in SBA 504 loans.

The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses at December 31st for the past five years:

	2015		2014		2013		2012		2011
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
SBA loans held for investment	$39,393	4.4%	$40,401	5.3%	$48,918	7.2%	$58,593	10.0%	$64,175	10.8%
SBA 504 loans	29,353	3.3	34,322	4.5	31,564	4.7	41,438	7.1	55,108	9.3
Commercial loans	465,518	52.3	401,949	52.7	363,340	53.5	301,564	51.3	283,104	47.8
Residential mortgage loans	264,523	29.8	220,878	29.0	182,067	26.8	132,094	22.5	134,090	22.6
Consumer loans	77,057	8.7	59,096	7.8	46,139	6.8	46,410	7.9	48,447	8.2
Total loans held for investment	875,844	98.5	756,646	99.3	672,028	99.0	580,099	98.8	584,924	98.7
SBA loans held for sale	13,114	1.5	5,179	0.7	6,673	1.0	6,937	1.2	7,668	1.3
Total loans	$888,958	100.0%	$761,825	100.0%	$678,701	100.0%	$587,036	100.0%	$592,592	100.0%

Average loans increased $112.1 million or 15.7 percent from $713.8 million in 2014, to $825.9 million in 2015.  The increase in average loans was due to increases in residential mortgages, commercial loans and consumer loans partially offset by a decrease in SBA 504 and SBA 7(a) loans.  The yield on the overall loan portfolio fell 5 basis points to 4.81 percent for the year ended December 31, 2015, compared to 4.86 percent for the prior year.

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

SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $13.1 million at December 31, 2015,  an increase of $7.9 million from December 31, 2014.  SBA 7(a) loans held for investment amounted to $39.4 million at December 31, 2015, a decrease of $1.0 million from $40.4 million at December 31, 2014.  The yield on SBA loans, which are generally floating and adjust quarterly to the Prime Rate, was 5.28 percent for the year ended December 31, 2015, compared to 4.63 percent in the prior year.

The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent at origination.  The guarantee rates are determined by the SBA and can vary from year to year depending on government funding and the goals of the SBA program.  The carrying value of SBA loans held for sale represents the guaranteed portion to be sold into the secondary market.  The carrying value of SBA loans held for investment represents the unguaranteed portion, which is the Company's portion of SBA loans originated, reduced by the guaranteed portion that is sold into the secondary market.  Approximately $80.0 million and $92.2 million in SBA loans were sold but serviced by the Company at December 31, 2015 and December 31, 2014, respectively, and are not included on the Company’s balance sheet.  There is no direct relationship or correlation between the guarantee percentages and the level of charge-offs and recoveries on the Company’s SBA 7(a) loans.  Charge-offs taken on SBA 7(a) loans effect the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards irrespective of the guarantee percentage.

The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  Generally, the Company has a 50 percent LTV ratio on SBA 504 program loans at origination.  At December 31, 2015, SBA 504 loans totaled $29.4 million, a decrease of $5.0 million from $34.3 million at December 31, 2014.  The yield on SBA 504 loans was 4.66 percent for the year ended December 31, 2015, compared to 4.97 percent in 2014.

Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  These loans amounted to $465.5 million at December 31, 2015, an increase of $63.6 million from year end 2014.  The yield on commercial loans was 4.98 percent for 2015, compared to 5.10 percent in 2014 due to the low rate environment.

Residential mortgage loans consist of loans secured by 1 to 4 family residential properties.  These loans amounted to $264.5 million at December 31, 2015, an increase of $43.6 million from year end 2014.  Sales of mortgage loans totaled $94.3 million for 2015.  Approximately $22.9 million of the loans sold were from portfolio, with the remainder consisting of new production. The yield on residential mortgages was 4.49 percent for 2015, compared to 4.53 percent for 2014. Residential mortgage loans maintained in portfolio are generally to individuals that do not qualify for conventional financing. In extending credit to this category of borrowers, the Bank considers other mitigating factors such as credit history, equity and liquid reserves of the borrower. As a result, the residential mortgage loan portfolio of the Bank includes adjustable rate mortgages with rates that exceed the rates on conventional fixed-rate mortgage loan products and yet are not considered high priced mortgages.

Consumer loans consist of home equity loans, construction loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.  These loans amounted to $77.1 million at December 31, 2015, an increase of $18.0 million from December 31, 2014.  This increase was generated primarily by consumer construction loans, a new product the Company first offered in 2014.  The yield on consumer loans was 4.60 percent for 2015, compared to 4.50 percent for 2014.

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

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of fixed and floating interest rates at December 31, 2015:

	December 31, 2015
(In thousands)	One year or less	One to five years	Over five years	Total
SBA loans	$47,354	$4,174	$979	$52,507
SBA 504 loans	4,298	24,161	894	29,353
Commercial loans
Commercial other	10,425	14,498	24,409	49,332
Commercial real estate	35,652	228,374	127,045	391,071
Commercial real estate construction	7,682	9,558	7,875	25,115
Total	$105,411	$280,765	$161,202	$547,378
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$123,460
Floating or adjustable interest rates				318,507
Total				$441,967

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

At December 31, 2015, there were seven loans totaling $3.3 million that were classified as TDRs by the Company and are deemed impaired, compared to nine loans totaling $6.5 million at December 31, 2014.  Nonperforming loans included $293 thousand of TDRs as of December 31, 2015, compared to $3.0 million at December 31, 2014.  Restructured loans that are placed in nonaccrual status may be removed after six months of contractual payments and evidence of the ability to service the debt going forward.  The remaining TDRs are in accrual status since they are performing in accordance with the restructured terms.  There are no commitments to lend additional funds on these loans.  The following table presents a breakdown of performing and nonperforming TDRs by class as of December 31st for the past two years:

	December 31, 2015			December 31, 2014
(In thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs	Performing TDRs	Nonperforming TDRs	Total TDRs
SBA loans held for investment	$431	$293	$724	$441	$295	$736
SBA 504 loans	1,708	-	1,708	1,769	-	1,769
Commercial real estate	876	-	876	1,338	2,665	4,003
Total	$3,015	$293	$3,308	$3,548	$2,960	$6,508

Through December 31, 2015, TDRs consisted of interest rate reductions, interest or principal only periods and maturity extensions.  There has been no principal forgiveness.  The following table shows the types of modifications done to date by class through December 31, 2015 for loans still in the portfolio:

	December 31, 2015
(In thousands)	SBA held for investment	SBA 504	Commercial real estate	Total
Type of modification:
Principal only	$9	$-	$-	$9
Interest only with nominal principal	171	-	-	171
Interest with extra principal	-	-	876	876
Previously modified back to original terms	544	1,708	-	2,252
Total TDRs	$724	$1,708	$876	$3,308

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

The following table sets forth information concerning nonperforming assets and loans past due 90 days or more and still accruing interest at December 31st for the past five years:

(In thousands, except percentages)	2015	2014	2013	2012	2011
Nonperforming by category:
SBA loans held for investment (1)	$1,764	$3,348	$2,746	$4,633	$5,859
SBA 504 loans	518	2,109	1,101	2,562	2,086
Commercial loans	2,164	4,721	4,029	4,445	8,519
Residential mortgage loans	2,224	645	5,727	5,511	6,037
Consumer loans	590	545	1,680	317	268
Total nonperforming loans (2)	$7,260	$11,368	$15,283	$17,468	$22,769
OREO	1,591	1,162	633	1,826	3,032
Total nonperforming assets	$8,851	$12,530	$15,916	$19,294	$25,801
Past due 90 days or more and still accruing interest:
SBA loans held for investment	$-	$161	$-	$-	$246
SBA 504 loans	-	-	-	-	-
Commercial loans	-	7	14	109	1,141
Residential mortgage loans	-	722	5	-	36
Consumer loans	-	-	-	-	988
Total past due 90 days or more and still accruing interest	$-	$890	$19	$109	$2,411
Nonperforming loans to total loans	0.82%	1.49%	2.25%	2.98%	3.84%
Nonperforming loans and TDRs to total loans (3)	1.16	1.96	3.35	5.29	6.78
Nonperforming assets to total loans and OREO	0.99	1.64	2.34	3.28	4.33
Nonperforming assets to total assets	0.82	1.24	1.73	2.35	3.18
(1) Guaranteed SBA loans included above	$288	$1,569	$540	$1,849	$939
(2) Nonperforming TDRs included above	293	2,960	467	1,087	3,645
(3) Performing TDRs	3,015	3,548	7,452	13,576	17,436

Nonperforming loans were $7.3 million at December 31, 2015, a $4.1 million decrease from $11.4 million at year end 2014.  Since year end 2014, nonperforming loans in the commercial, SBA and SBA 504 segments decreased, partially offset by an increase in nonperforming loans in the residential mortgage and consumer loan segments.  Included in nonperforming loans at December 31, 2015 are approximately $288 thousand of loans guaranteed by the SBA, compared to $1.6 million at December 31, 2014.  In addition, there were no loans past due 90 days or more and still accruing interest at December 31, 2015, compared to $890 thousand at December 31, 2014.

OREO properties totaled $1.6 million at December 31, 2015, an increase of $429 thousand from $1.2 million at year end 2014.  During 2015, the Company took title to seven properties totaling $5.1 million that resulted in a charge to the allowance of $350 thousand.  The Company sold nine OREO properties, resulting in a net loss of $247 thousand on the sales.

The Company also monitors potential problem loans.  Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $2.3 million at December 31, 2015, a decrease of $1.2 million from $3.5 million at December 31, 2014. The decrease is due to the removal of four loans totaling $1.5 million as well as the payoff of a loan totaling $1.6 million during the year, partially offset by the addition of three loans totaling $2.0 million.

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

The allowance for loan losses totaled $12.8 million at December 31, 2015, compared to $12.6 million at December 31, 2014, with resulting allowance to total loan ratios of 1.44 percent and 1.65 percent, respectively.  Net charge-offs amounted to $292 thousand for 2015, compared to $3.1 million for 2014.  The following table is a summary of the changes to the allowance for loan losses for the past five years, including net charge-offs to average loan ratios for each major loan category:

	For the years ended December 31,
(In thousands, except percentages)	2015	2014	2013	2012	2011
Balance, beginning of year	$12,551	$13,141	$14,758	$16,348	$14,364
Provision charged to expense	500	2,550	2,350	4,000	6,800
Charge-offs:
SBA loans held for investment	370	1,053	1,076	1,332	2,348
SBA 504 loans	589	92	1,193	808	950
Commercial loans	309	1,037	1,392	3,504	1,809
Residential mortgage loans	50	740	375	824	215
Consumer loans	130	593	588	56	177
Total charge-offs	1,448	3,515	4,624	6,524	5,499
Recoveries:
SBA loans held for investment	54	140	250	518	216
SBA 504 loans	-	-	182	108	77
Commercial loans	1,052	166	204	306	330
Residential mortgage loans	49	60	17	-	54
Consumer loans	1	9	4	2	6
Total recoveries	1,156	375	657	934	683
Total net charge-offs	292	3,140	3,967	5,590	4,816
Balance, end of year	$12,759	$12,551	$13,141	$14,758	$16,348
Selected loan quality ratios:
Net charge-offs to average loans:
SBA loans held for investment	0.62%	1.72%	1.36%	1.19%	2.59%
SBA 504 loans	1.94	0.27	2.67	1.52	1.50
Commercial loans	(0.17)	0.23	0.36	1.07	0.52
Residential mortgage loans	-	0.35	0.23	0.61	0.12
Consumer loans	0.19	1.14	1.28	0.12	0.33
Total loans	0.04	0.44	0.63	0.94	0.79
Allowance to total loans	1.44	1.65	1.94	2.51	2.76
Allowance to nonperforming loans	175.74	110.41	85.98	84.49	71.80

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

	2015		2014		2013		2012		2011
(In thousands, except percentages)	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans
Balance applicable to:
SBA loans held for investment	$1,961	4.4%	$1,883	5.3%	$2,587	7.2%	$3,378	10.0%	$4,088	10.8%
SBA 504 loans	741	3.3	1,337	4.5	957	4.7	1,312	7.1	1,423	9.3
Commercial loans	6,309	52.3	6,270	52.7	6,840	53.5	7,091	51.3	8,129	47.8
Residential mortgage loans	2,769	29.8	2,289	29.0	2,132	26.8	1,769	22.5	1,703	22.6
Consumer loans	817	8.7	667	7.8	573	6.8	524	7.9	536	8.2
Unallocated	162	-	105	-	52	-	684	-	469	-
Total loans held for investment	12,759	98.5	12,551	99.3	13,141	99.0	14,758	98.8	16,348	98.7
SBA loans held for sale	-	1.5	-	0.7	-	1.0	-	1.2	-	1.3
Total loans	$12,759	100.0%	$12,551	100.0%	$13,141	100.0%	$14,758	100.0%	$16,348	100.0%

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is maintained in other liabilities.  At December 31, 2015, a $138 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $151 thousand commitment reserve at December 31, 2014.

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

The following table shows period-end deposits and the concentration of each category of deposits for the past three years:

	2015		2014		2013
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
Noninterest-bearing demand deposits	$185,267	20.7%	$152,785	19.2%	$136,035	18.4%
Interest-bearing demand deposits	130,605	14.6	128,875	16.2	130,806	17.7
Savings deposits	301,447	33.7	300,348	37.9	266,503	36.1
Time deposits	277,174	31.0	212,333	26.7	205,354	27.8
Total deposits	$894,493	100.0%	$794,341	100.0%	$738,698	100.0%

Total deposits increased $100.2 million to $894.5 million at December 31, 2015, from $794.3 million at December 31, 2014.  This increase in deposits was due to increases of $64.8 million, $32.5 million, $1.7 million and $1.1 million in time deposits, noninterest-bearing demand deposits, interest-bearing demand deposits and savings deposits, respectively.

The Company’s deposit composition at December 31, 2015, consisted of 33.7 percent savings deposits, 31.0 percent time deposits, 20.7 percent noninterest-bearing demand deposits and 14.6 percent interest-bearing demand deposits.  This shift in deposit mix from December 31, 2014 reflects a 4.3 percent increase in time deposits, a 1.5 percent increase in noninterest-bearing demand deposits, offset by a 4.2 percent decrease in savings deposits, and a 1.6 percent decrease in interest-bearing deposits.

The increase in time deposits was primarily due to new CD promotions. The increase in noninterest-bearing demand deposits is attributable to growth in commercial customer relationships. Total municipal deposits increased $22.8 million from prior year end, with municipal savings and time deposits increasing.

The following table shows average deposits and the concentration of each category of deposits for the past three years:

	For the years ended December 31,
	2015		2014		2013
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Average balance:
Noninterest-bearing demand deposits	$172,172	20.7%	$144,310	19.0%	$130,768	19.4%
Interest-bearing demand deposits	126,876	15.3	125,706	16.6	118,289	17.6
Savings deposits	290,848	35.1	274,395	36.1	277,891	41.3
Time deposits	240,132	28.9	214,984	28.3	146,115	21.7
Total deposits	$830,028	100.0%	$759,395	100.0%	$673,063	100.0%

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

Borrowed funds and subordinated debentures totaled $107.5 million and $140.5  million at December 31, 2015 and December 31, 2014, respectively, and are broken down in the following table:

(In thousands)	December 31, 2015	December 31, 2014
FHLB borrowings:
Fixed rate advances	$50,000	$60,000
Adjustable rate advances	20,000	-
Overnight advances	7,000	50,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	15,465	15,465
Total borrowed funds and subordinated debentures	$107,465	$140,465

The Bank had two $10 million FHLB borrowings at rates of 4.03% and 4.19%, maturing on November 2, 2016 and December 15, 2016, respectively. The FHLB offered to modify the Bank’s borrowings. On October 27, 2015, the $10 million FHLB advance with a rate of 4.03% was modified into a 5 year no-call 1 year (callable quarterly) at a rate of 2.02%. On October 27, 2015, the $10 million FHLB advance with a rate of 4.19% was modified into a 5 year no-call 1 year (callable quarterly) at a rate of 2.15%.

Subsequent to December 31, 2015, the Company repaid $5.1 million of the subordinated debentures balance shown above.

In December 2015, the FHLB issued a $60 million municipal deposit letter of credit in the name of Unity Bank naming the NJ Department of Banking and Insurance as beneficiary. The letter of credit will take the place of securities previously pledged to the state for the Bank’s municipal deposits.

At December 31, 2015, the Company had $55.7 million of additional credit available at the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB.

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

The following table sets forth the gap ratio at December 31, 2015.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

		Six	More than	More than	More than	More than
	Under	months	one year	three years	five years	ten years
	six	through	through	through	through	and not
(In thousands, except percentages)	months	one year	three years	five years	ten years	repricing	Total
Assets:
Cash and due from banks	$-	$-	$-	$-	$-	$22,681	$22,681
Federal funds sold and interest-bearing deposits	65,476	-	-	-	-	-	65,476
Federal Home Loan Bank stock	-	-	-	-	-	4,600	4,600
Securities	15,494	4,518	15,671	13,713	13,703	8,237	71,336
Loans	218,715	70,367	250,594	209,420	114,285	25,577	888,958
Other assets	-	-	-	-	-	31,815	31,815
Total assets	$299,685	$74,885	$266,265	$223,133	$127,988	$92,910	$1,084,866
Liabilities and shareholders' equity:
Noninterest-bearing demand deposits	$-	$-	$-	$-	$-	$185,267	$185,267
Savings and interest-bearing demand deposits	204,745	-	62,068	82,443	82,796	-	432,052
Time deposits	67,335	62,504	62,589	84,690	56	-	277,174
Borrowed funds and subordinated debentures	42,000	-	45,000	20,000	-	465	107,465
Other liabilities	-	-	-	-	-	4,438	4,438
Shareholders' equity	-	-	-	-	-	78,470	78,470
Total liabilities and shareholders' equity	$314,080	$62,504	$169,657	$187,133	$82,852	$268,640	$1,084,866
Gap	(14,395)	12,381	96,608	36,000	45,136	(175,730)
Cumulative gap	(14,395)	(2,014)	94,594	130,594	175,730	-
Cumulative gap to total assets	(1.3)%	(0.2)%	8.7%	12.0%	16.2%	-%

At December 31, 2015, there was a six-month liability-sensitive gap of $14.4 million and a one-year liability-sensitive gap of $2.0 million, as compared to liability-sensitive gaps of $55.1 million and $20.0 million at December 31, 2014.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.  For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by the RMC to correct the imbalance.  Simulations are typically created over a 12 to 24 month time horizon.  At December 31, 2015, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would increase by approximately $480 thousand, or 1.3 percent.  A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $1.3 million or 3.5 percent.  These variances in net interest income are within the Board-approved guidelines of +/- 10 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Results falling outside prescribed ranges require action by the RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 7.8 percent in a rising rate environment and a decrease of 8.2 percent in a falling rate environment at December 31, 2015.  At December 31, 2014, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 7.4 percent in a rising rate environment and a decrease of 10.5 percent in a falling rate environment.  The variance in the EVPE at December 31, 2015 and 2014 were within the Board-approved guidelines in place at the time of +/- 20 percent.

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

The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of investment and loan principal, sales and maturities of investment securities, additional borrowings and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit inflows and outflows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Consolidated Statement of Cash Flows provides detail on the Company’s sources and uses of cash, as well as an indication of the Company’s ability to maintain an adequate level of liquidity.  As the Consolidated Bank comprises the majority of the assets of the Company, this Consolidated Statement of Cash Flows is indicative of the Consolidated Bank’s activity.  At December 31, 2015, the balance of cash and cash equivalents was $88.2 million, a decrease of $41.7 million from December 31, 2014.  A discussion of the cash provided by and used in operating, investing and financing activities follows.

Operating activities provided $3.0 million and $11.7 million in net cash for the years ended December 31, 2015 and 2014.  The primary sources of funds were net income from operations and adjustments to net income, such as the proceeds from the sale of mortgage and SBA loans held for sale, partially offset by originations of mortgage and SBA loans held for sale.

Investing activities used $110.7 million and $60.4 million in net cash for the years ended December 31, 2015 and 2014, respectively.  Cash was primarily used to fund new loans, purchase FHLB stock, securities and equipment, partially offset by cash inflows from proceeds from the redemption of FHLB stock, maturities and pay downs on securities and proceeds from the sale of securities and OREO.

×

Securities.  The Consolidated Bank’s available for sale investment portfolio amounted to $52.6 million and $59.9 million at December 31, 2015 and December 31, 2014, respectively.  This excludes the Parent Company’s securities discussed under the heading “Parent Company Liquidity” below.  Projected cash flows from securities over the next twelve months are $10.4 million.

×

Loans.  The SBA loans held for sale portfolio amounted to $13.1 million and $5.2 million at December 31, 2015 and December 31, 2014, respectively.  Sales of these loans provide an additional source of liquidity for the Company.

×

Outstanding Commitments.  The Company was committed to advance approximately $138.3 million to its borrowers as of December 31, 2015, compared to $150.9 million at December 31, 2014.  At December 31, 2015, $51.3 million of these commitments expire within one year, compared to $74.1 million at December 31, 2014.  The Company had $1.8 million and $1.5 million in standby letters of credit at December 31, 2015 and December 31, 2014, respectively, which are included in the commitments amount noted above.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Financing activities provided $66.0 million and $79.1 million in net cash for the years ended December 31, 2015 and 2014, respectively, primarily due to an increase in the Company’s deposits and borrowings, partially offset by the Company’s repayment of borrowings.

×

Deposits.  As of December 31, 2015, deposits included $112.7 million of Government deposits, as compared to $89.8 million at year end 2014. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $94.2 million of deposits from eleven municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

×

Borrowed Funds.  Total FHLB borrowings amounted to $77.0 million and $110.0 million as of December 31, 2015 and 2014, respectively.  Third party repurchase agreements totaled $15.0 million as of both December 31, 2015 and December 31, 2014.  As a member of the Federal Home Loan Bank of New York (“FHLB”), the Company can borrow additional funds based on the market value of collateral pledged.  At December 31, 2015, pledging provided an additional $55.7 million in borrowing potential from the FHLB.  In addition, the Company can pledge additional collateral in the form of 1 to 4 family residential mortgages or investment securities to increase this line with the FHLB.

Parent Company Liquidity

The Parent Company’s cash needs are funded by dividends paid by the Bank.  Other than its investment in the Bank and Unity Statutory Trusts II and III, the Parent Company does not actively engage in other transactions or business.  Only expenses specifically for the benefit of the Parent Company are paid using its cash, which typically includes the payment of operating expenses.

At December 31, 2015, the Parent Company had $466 thousand in cash and cash equivalents and $216 thousand in investment securities valued at fair market value, compared to $198 thousand in cash and cash equivalents and $197 thousand in investment securities at December 31, 2014.  The decrease in cash and cash equivalents at the Parent Company was primarily due to cash dividends paid on common stock.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities or payment periods of off-balance sheet arrangements and contractual obligations as of December 31, 2015:

	One year	One to	Three to	Over
(In thousands)	or less	three years	five years	five years	Total
Off-balance sheet arrangements:
Standby letters of credit	$1,842	$-	$-	$-	$1,842
Contractual obligations:
Time deposits	129,839	62,589	84,690	56	277,174
Borrowed funds and subordinated debentures	27,000	45,000	20,000	15,465	107,465
Operating lease obligations	691	1,072	-	-	1,763
Purchase obligations	1,373	114	-	-	1,487
Total off-balance sheet arrangements and contractual obligations	$160,745	$108,775	$104,690	$15,521	$389,731

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

Operating leases represent obligations entered into by the Company for the use of land and premises.  The leases generally have escalation terms based upon certain defined indexes.  Subsequent to December 31, 2015, the Company purchased its headquarters for $4.1 million.  This will reduce the operating lease obligations shown above by $355 thousand in the one year or less period and $830 thousand in the one to three years period. For additional information on the Company’s operating leases, see Note 10 to the Consolidated Financial Statements.

Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consist primarily of contractual obligations under data processing and ATM service agreements.

Capital Adequacy

A significant measure of the strength of a financial institution is its capital base. Shareholders’ equity increased $8.3 million to $78.5 million at December 31, 2015 compared to $70.1 million at December 31, 2014,  primarily due to net income of $9.6 million.  Other items impacting shareholders’ equity included $1.1 million in dividends paid on common stock, $509 thousand from the issuance of common stock under employee benefit plans, $448 thousand in adjustments related to the defined benefit plan and $145 thousand in unrealized losses on securities available for sale.  The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

For additional information on shareholders’ equity, see Note 12 to the Consolidated Financial Statements.

Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt,  preferred stock and hybrid instruments which do not qualify as tier 1 capital.  Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require the Company and the Bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-weighted assets).  A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-weighted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-weighted assets of 8 percent.  In addition, banks are required to meet a leverage capital requirement, which measures tier 1 capital against average assets.  Banks which are highly rated and not experiencing significant growth are required to maintain a leverage ratio of 3 percent while all other banks are expected to maintain a leverage ratio 1 to 2 percentage points higher.  The Company is subject to similar requirements on a consolidated basis.

The following table summarizes the Company’s and the Bank’s risk-based capital and leverage ratios at December 31, 2015 and 2014, as well as the minimum regulatory capital ratios required for the Bank to be deemed “well-capitalized.”  The Company’s capital amounts and ratios reflect the capital decreases described above.

			Adequately	Well-
			capitalized	capitalized
Company	December 31, 2015	December 31, 2014	requirements	requirements
Leverage ratio	8.82%	8.71%	4.00%	N/A
Common equity Tier 1 capital (CET1)	9.37	N/A	4.50	N/A
Tier I risk-based capital ratio	11.18	11.57	6.00	N/A
Total risk-based capital ratio	12.43	12.83	8.00	N/A

			Adequately	Well-
			capitalized	capitalized
Bank	December 31, 2015	December 31, 2014	requirements	requirements
Leverage ratio	7.95%	7.80%	4.00%	5.00%
Common equity Tier 1 capital (CET1)	10.08	N/A	4.50	6.50
Tier I risk-based capital ratio	10.08	10.37	6.00	8.00
Total risk-based capital ratio	12.36	12.80	8.00	10.00

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

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2015, contains a summary of the Company’s significant accounting policies.  Management believes the Company’s policies with respect to the methodology for the determination of the other-than-temporary impairment on securities, servicing assets, allowance for loan losses, and income taxes involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters.  Changes in these judgments, assumptions or estimates could materially impact results of operations.  These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

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

Management’s Report on Internal Control

Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934.  Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Pursuant to the rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015 has not been attested to by RSM US LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2015, as stated in their report which is included herein.

/s/ James A. Hughes

James A. Hughes

President and Chief Executive Officer

/s/ Alan J. Bedner

Alan J. Bedner

Executive Vice President and Chief Financial Officer

Report of Independent Registered Public

Accounting Firm

To the Board of Directors and Shareholders

Unity Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2015 and 2014, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years then ended.  These Consolidated Financial Statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

RSM US LLP

Blue Bell, Pennsylvania

March 4, 2016

Consolidated Balance Sheets

(In thousands)	December 31, 2015	December 31, 2014
ASSETS
Cash and due from banks	$22,681	$29,351
Federal funds sold and interest-bearing deposits	65,476	100,470
Cash and cash equivalents	88,157	129,821
Securities:
Securities available for sale	52,865	60,073
Securities held to maturity (fair value of $18,607 and $20,281 in 2015 and 2014, respectively)	18,471	20,009
Total securities	71,336	80,082
Loans:
SBA loans held for sale	13,114	5,179
SBA loans held for investment	39,393	40,401
SBA 504 loans	29,353	34,322
Commercial loans	465,518	401,949
Residential mortgage loans	264,523	220,878
Consumer loans	77,057	59,096
Total loans	888,958	761,825
Allowance for loan losses	(12,759)	(12,551)
Net loans	876,199	749,274
Premises and equipment, net	15,171	15,231
Bank owned life insurance	13,381	13,001
Deferred tax assets	5,968	5,860
Federal Home Loan Bank stock	4,600	6,032
Accrued interest receivable	3,884	3,518
Other real estate owned	1,591	1,162
Goodwill and other intangibles	1,516	1,516
Other assets	3,063	3,291
Total assets	$1,084,866	$1,008,788
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand	$185,267	$152,785
Interest-bearing demand	130,605	128,875
Savings	301,447	300,348
Time, under $100,000	134,468	113,119
Time, $100,000 and over, under $250,000	104,106	81,532
Time, $250,000 and over	38,600	17,682
Total deposits	894,493	794,341
Borrowed funds	92,000	125,000
Subordinated debentures	15,465	15,465
Accrued interest payable	461	474
Accrued expenses and other liabilities	3,977	3,385
Total liabilities	1,006,396	938,665
Shareholders' equity:
Common stock, no par value, 12,500 shares authorized, 8,436 shares issued and outstanding in 2015; 8,388 shares issued and outstanding in 2014	59,371	58,785
Retained earnings	19,566	11,195
Accumulated other comprehensive (loss) income	(467)	143
Total shareholders' equity	78,470	70,123
Total liabilities and shareholders' equity	$1,084,866	$1,008,788

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income

	For the years ended December 31,
(In thousands, except per share amounts)	2015	2014
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$39	$44
FHLB stock	155	165
Securities:
Taxable	1,459	2,183
Tax-exempt	284	355
Total securities	1,743	2,538
Loans:
SBA loans	2,693	2,467
SBA 504 loans	1,414	1,676
Commercial loans	21,357	19,329
Residential mortgage loans	11,048	8,898
Consumer loans	3,202	2,301
Total loans	39,714	34,671
Total interest income	41,651	37,418
INTEREST EXPENSE
Interest-bearing demand deposits	438	430
Savings deposits	1,088	856
Time deposits	3,160	2,777
Borrowed funds and subordinated debentures	2,974	3,243
Total interest expense	7,660	7,306
Net interest income	33,991	30,112
Provision for loan losses	500	2,550
Net interest income after provision for loan losses	33,491	27,562
NONINTEREST INCOME
Branch fee income	1,520	1,469
Service and loan fee income	1,334	1,260
Gain on sale of SBA loans held for sale, net	1,204	975
Gain on sale of mortgage loans, net	2,336	1,139
BOLI income	380	559
Net security gains	28	433
Other income	927	844
Total noninterest income	7,729	6,679
NONINTEREST EXPENSE
Compensation and benefits	14,295	12,750
Occupancy	2,515	2,478
Processing and communications	2,461	2,461
Furniture and equipment	1,643	1,510
Professional services	942	748
Loan costs	759	780
OREO expenses	382	485
Deposit insurance	669	677
Advertising	1,030	998
Other expenses	2,156	1,801
Total noninterest expense	26,852	24,688
Income before provision for income taxes	14,368	9,553
Provision for income taxes	4,811	3,145
Net income	$9,557	$6,408

Net income per common share - Basic	$1.13	$0.82
Net income per common share - Diluted	$1.12	$0.81

Weighted average common shares outstanding - Basic	8,425	7,856
Weighted average common shares outstanding - Diluted	8,529	7,945

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income

	For the years ended December 31,
	2015			2014
(In thousands)	Before tax amount	Income tax expense (benefit)	Net of tax amount	Before tax amount	Income tax expense (benefit)	Net of tax amount
Net income	$14,368	$4,811	$9,557	$9,553	$3,145	$6,408
Other comprehensive (loss) income
Investment securities available for sale:
Unrealized holding (losses) gains on securities arising during the period	(211)	(84)	(127)	1,446	537	909
Less: reclassification adjustment for gains on securities included in net income	28	10	18	433	143	290
Total unrealized (losses) gains on securities available for sale	(239)	(94)	(145)	1,013	394	619

Adjustments related to defined benefit plan:
Initial recognition of prior service cost	(830)	(332)	(498)	-	-	-
Amortization of prior service cost	83	33	50	-	-	-
Total adjustments related to defined benefit plan	(747)	(299)	(448)

Net unrealized gains(losses) from cash flow hedges:
Unrealized holding loss on cash flow hedges arising during the period	(28)	(11)	(17)	-	-	-
Total unrealized loss on cash flow hedges	(28)	(11)	(17)	-	-	-
Total other comprehensive (loss) income	(1,014)	(404)	(610)	1,013	394	619
Total comprehensive income	$13,354	$4,407	$8,947	$10,566	$3,539	$7,027

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
			Retained	other	Total
	Common stock		earnings	comprehensive	shareholders'
(In thousands, except per share amounts)	Shares	Amount	(deficit)	income (loss)	equity
Balance, December 31, 2013	7,577	$52,051	$5,598	$(476)	$57,173
Net income			6,408		6,408
Other comprehensive income, net of tax				619	619
Dividends on common stock ($0.10 per share)		54	(811)		(757)
Common stock issued and related tax effects (1)	50	537			537
Proceeds from rights offering	761	6,143			6,143
Balance, December 31, 2014	8,388	58,785	11,195	143	70,123
Net income			9,557		9,557
Other comprehensive loss, net of tax				(610)	(610)
Dividends on common stock ($0.14 per share)		77	(1,186)		(1,109)
Common stock issued and related tax effects (1)	48	509			509
Balance, December 31, 2015	8,436	$59,371	$19,566	$(467)	$78,470

(1) Includes the issuance of common stock under employee benefit plans, which includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the twelve months ended December 31,
(In thousands)	2015	2014
OPERATING ACTIVITIES:
Net income	$9,557	$6,408
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	500	2,550
Net amortization of purchase premiums and discounts on securities	514	552
Depreciation and amortization	530	1,385
Deferred income tax expense	367	498
Net security gains	(28)	(433)
Stock compensation expense	450	398
Loss on sale of OREO	247	138
Valuation writedowns on OREO	-	12
Gain on sale of mortgage loans held for sale, net	(1,779)	(923)
Gain on sale of SBA loans held for sale, net	(1,204)	(975)
Origination of mortgage loans held for sale	(94,259)	(59,194)
Origination of SBA loans held for sale	(22,543)	(9,994)
Proceeds from sale of mortgage loans held for sale, net	96,038	60,117
Proceeds from sale of SBA loans held for sale, net	15,297	11,345
BOLI income	(380)	(559)
Net change in other assets and liabilities	(325)	392
Net cash provided by operating activities	2,982	11,717
INVESTING ACTIVITIES
Purchases of securities held to maturity	(1,264)	(308)
Purchases of securities available for sale	(2,255)	(9,947)
Purchases of FHLB stock, at cost	(16,568)	(8,570)
Maturities and principal payments on securities held to maturity	2,717	6,589
Maturities and principal payments on securities available for sale	8,295	9,863
Proceeds from sales of securities available for sale	528	22,129
Proceeds from redemption of FHLB stock	18,000	7,930
Proceeds from sale of OREO	4,272	3,344
Net increase in loans	(123,463)	(91,139)
Proceeds from BOLI	-	307
Purchases of premises and equipment	(951)	(597)
Net cash used in investing activities	(110,689)	(60,399)
FINANCING ACTIVITIES
Net increase in deposits	100,152	55,643
Proceeds from new borrowings	47,000	50,000
Repayments of borrowings	(80,000)	(32,000)
Proceeds from exercise of stock options	-	70
Dividends on common stock	(1,109)	(757)
Proceeds from rights offering	-	6,143
Net cash provided by financing activities	66,043	79,099
(Decrease) increase in cash and cash equivalents	(41,664)	30,417
Cash and cash equivalents, beginning of year	129,821	99,404
Cash and cash equivalents, end of year	$88,157	$129,821

Consolidated Statements of Cash Flows (Continued)

	For the twelve months ended December 31,
(In thousands)	2015	2014
SUPPLEMENTAL DISCLOSURES
Cash:
Interest paid	$7,673	$7,285
Income taxes paid	4,791	2,244
Noncash investing activities:
Transfer of SBA loans held for sale to held to maturity	86	138
Capitalization of servicing rights	927	483
Transfer of loans to OREO	4,948	4,318

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

Bank Owned Life Insurance

The Company purchased life insurance policies on certain members of management.  Bank owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district FHLB according to a predetermined formula.  The stock is carried at cost.  Management reviews the stock for impairment based on the ultimate recoverability of the cost basis in the stock.  The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines.  Management considers such criteria as the significance of the decline in net assets, if any, of the FHLB, the length of time this situation has persisted, commitments by the FHLB to make payments required by law or regulation, the impact of legislative and regulatory changes on the customer base of the FHLB and the liquidity position of the FHLB.

Other Real Estate Owned

Other real estate owned is recorded at the fair value, less estimated costs to sell at the date of acquisition, with a charge to the allowance for loan losses for any excess of the loan carrying value over such amount.  Subsequently, OREO is carried at the lower of cost or fair value, as determined by current appraisals.  Certain costs that increase the value or extend the useful life in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

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

The accounting changes in this update have been revised to defer the effective date for public business entities for annual reporting periods beginning after December 15, 2017 and the interim periods within that year.  Early adoption is permitted as of the first interim or annual period beginning after December 15, 2016.  The Company is currently evaluating the impact of the standard.

ASU 2015-01, “Income Statement-Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” ASU 2015-01 seeks to eliminate from generally accepted accounting principles (“GAAP”) the concept of extraordinary items.  Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.  The guidance was issued as part of an initiative to reduce complexity in accounting standards.  The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively.  A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements.  Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.  The effective date is the same for both public business entities and all other entities.  The Company does not expect adoption of this guidance to have a material effect on the financial condition or results of operations of the Company.

ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities.”  ASU 2016-01 addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments.  This eliminates the available for sale classification of accounting for equity securities and adjusts the fair value disclosures for financial instruments carried at amortized cost such that the disclosed fair values represent an exit price as opposed to an entry price.  This update requires that equity securities be carried at fair value on the balance sheet and any periodic changes in value will be adjusted through the income statement.  A practical expedient is provided for equity securities without a readily determinable fair value, such that these securities can be carried at cost less any impairment.  For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of the standard.

ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 was issued in three parts: (a) Section A, “Leases: Amendments to the FASB Accounting Standards Codification®,” (b) Section B, “Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification®,” and (c) Section C, “Background Information and Basis for Conclusions.” While both lessees and lessors are affected by the new guidance, the effects on lessees are much more significant.  The update states that a lessee should recognize the assets and liabilities that arise from all leases with a term greater than 12 months. The core principle requires the lessee to recognize a liability to make lease payments and a "right-of-use" asset. The accounting applied by the lessor is relatively unchanged as the majority of operating leases should remain classified as operating leases and the income from them recognized, generally, on a straight-line basis over the lease term. The standards update also requires expanded qualitative and quantitative disclosures. For public business entities, ASC 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. ASC 2016-02 mandates a modified retrospective transition for all entities. The Company is currently evaluating the impact of the adoption of ASC 2016-02 on its consolidated financial statements.

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other,” which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Based on a qualitative assessment, management determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2015.

Subsequent Events

Subsequent to December 31, 2015, the Company purchased its headquarters for $4.1 million.  This will reduce the operating lease obligations by $1.2 million over a three year period. For additional information on the Company’s operating leases, see Note 10 to the Consolidated Financial Statements.

Subsequent to December 31, 2015, the Company redeemed $5.1 million of its outstanding subordinated debt at a price of $0.5475 per dollar.  The transaction resulted in a gain of approximately $2.25 million, which will be recognized during the first quarter 2016.  These securities qualified as Tier I capital under the terms of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  The Company remains well capitalized after this transaction.

2.  Restrictions on Cash

Federal law requires depository institutions to hold reserves in the form of vault cash or, if vault cash is insufficient, in the form of a deposit maintained with a Federal Reserve Bank (“FRB”).  The dollar amount of a depository institution's reserve requirement is determined by applying the reserve ratios specified in the FRB’s Regulation D to an institution's reservable liabilities.  As of December 31, 2015 and 2014 the Company had sufficient vault cash to meet its reserve requirements and no additional reserves were required.

In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a predetermined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $179 thousand as of December 31, 2015 and 2014.  This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

The Governmental Unit Deposit Protection Act ("GUDPA") is a supplemental insurance program set forth by the New Jersey Legislature to protect the deposits of municipalities and local government agencies, administered by the Commissioner of the New Jersey Department of Banking and Insurance.  At December 31, 2015, the Company had no cash collateral pledged to the State of New Jersey Department of Banking and Insurance to secure its municipal deposits, compared to $6.0 million at December 31, 2014.

3.  Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2015 and December 31, 2014:

	December 31, 2015				December 31, 2014
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:
U.S. Government sponsored entities	$6,649	$-	$(68)	$6,581	$4,711	$-	$(93)	$4,618
State and political subdivisions	10,625	159	(2)	10,782	11,055	112	(35)	11,132
Residential mortgage-backed securities	26,191	449	(201)	26,439	33,884	646	(147)	34,383
Corporate and other securities	9,404	71	(412)	9,063	10,188	63	(311)	9,940
Total securities available for sale	$52,869	$679	$(683)	$52,865	$59,838	$821	$(586)	$60,073
Held to maturity:
U.S. Government sponsored entities	$3,988	$-	$(87)	$3,901	$4,440	$-	$(124)	$4,316
State and political subdivisions	2,364	187	(1)	2,550	2,417	277	-	2,694
Residential mortgage-backed securities	6,232	141	(28)	6,345	8,164	211	(29)	8,346
Commercial mortgage-backed securities	3,902	-	(62)	3,840	4,005	13	(53)	3,965
Corporate and other securities	1,985	-	(14)	1,971	983	-	(23)	960
Total securities held to maturity	$18,471	$328	$(192)	$18,607	$20,009	$501	$(229)	$20,281

This table provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2015 is distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.

	Within one year		After one through five years		After five through ten years		After ten years		Total carrying value
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
U.S. Government sponsored entities	$-	-%	$3,256	1.55%	$921	2.08%	$2,404	2.04%	$6,581	1.81%
State and political subdivisions	-	-	1,412	2.55	5,740	2.41	3,630	2.56	10,782	2.48
Residential mortgage-backed securities	-	-	1,066	2.03	3,059	2.24	22,314	2.77	26,439	2.68
Corporate and other securities	-	-	2,717	1.23	4,343	1.30	2,003	1.82	9,063	1.39
Total securities available for sale	$-	-%	$8,451	1.67%	$14,063	2.01%	$30,351	2.62%	$52,865	2.31%
Held to maturity at cost:
U.S. Government sponsored entities	$-	-%	$-	-%	$-	-%	$3,988	1.97%	$3,988	1.97%
State and political subdivisions	264	0.75	-	-	-	-	2,100	4.73	2,364	4.29
Residential mortgage-backed securities	3	4.52	199	4.75	185	5.21	5,845	3.20	6,232	3.31
Commercial mortgage-backed securities	-	-	-	-	-	-	3,902	2.71	3,902	2.71
Corporate and other securities	-	-	-	-	1,985	4.61	-	-	1,985	4.61
Total securities held to maturity	$267	0.79%	$199	4.75%	$2,170	4.66%	$15,835	2.97%	$18,471	3.16%

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2015 and December 31, 2014 are as follows:

	December 31, 2015
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	9	$4,165	$(12)	$2,416	$(56)	$6,581	$(68)
State and political subdivisions	3	1,584	(2)	-	-	1,584	(2)
Residential mortgage-backed securities	11	6,195	(36)	4,508	(165)	10,703	(201)
Corporate and other securities	11	4,730	(174)	3,756	(238)	8,486	(412)
Total temporarily impaired securities	34	$16,674	$(224)	$10,680	$(459)	$27,354	$(683)
Held to maturity:
U.S. Government sponsored entities	2	$-	$-	$3,901	$(87)	$3,901	$(87)
State and political subdivisions	1	263	(1)	-	-	263	(1)
Residential mortgage-backed securities	3	-	-	1,853	(28)	1,853	(28)
Commercial mortgage-backed securities	2	3,840	(62)	-	-	3,840	(62)
Corporate and other securities	1	971	(14)	-	-	971	(14)
Total temporarily impaired securities	9	$5,074	$(77)	$5,754	$(115)	$10,828	$(192)

	December 31, 2014
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	4	$-	$-	$4,590	$(93)	$4,590	$(93)
State and political subdivisions	7	-	-	4,103	(35)	4,103	(35)
Residential mortgage-backed securities	9	6,579	(16)	5,889	(131)	12,468	(147)
Corporate and other securities	7	1,053	(46)	3,736	(265)	4,789	(311)
Total temporarily impaired securities	27	$7,632	$(62)	$18,318	$(524)	$25,950	$(586)
Held to maturity:
U.S. Government sponsored entities	2	$-	$-	$4,316	$(124)	$4,316	$(124)
Residential mortgage-backed securities	3	-	-	2,586	(29)	2,586	(29)
Commercial mortgage-backed securities	1	-	-	1,822	(53)	1,822	(53)
Corporate and other securities	1	-	-	960	(23)	960	(23)
Total temporarily impaired securities	7	$-	$-	$9,684	$(229)	$9,684	$(229)

Unrealized Losses

The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:

U.S. government sponsored entities and state and political subdivision securities: The unrealized losses on investments in these types of securities were caused by the increase in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investments.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than temporarily impaired as of December 31, 2015.  There was no other-than-temporary impairment on these securities at December 31, 2014.

Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by increases in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The majority of contractual cash flows of these securities are guaranteed by the Federal National Mortgage Association (FNMA), the Government National Mortgage Association (GNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2015 or December 31, 2014.

Corporate and other securities: Included in this category are corporate debt securities, Community Reinvestment Act (“CRA”) investments, asset-backed securities, and one trust preferred security.  The unrealized losses on corporate debt securities were due to widening credit spreads or the increase in interest rates at the long end of the Treasury curve and the unrealized losses on CRA investments were caused by decreases in the market prices of the shares.  The Company evaluated the prospects of the issuers and forecasted a recovery period; and as a result determined it did not consider these investments to be other-than-temporarily impaired as of December 31, 2015 or December 31, 2014.  The unrealized loss on the trust preferred security was caused by an inactive trading market and changes in market credit spreads.  At December 31, 2015 and December 31, 2014, this category consisted of one single-issuer trust preferred security.  The contractual terms do not allow the security to be settled at a price less than the par value.  Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company did not consider this security to be other-than-temporarily impaired as of December 31, 2015 or December 31, 2014.

Realized Gains and Losses

Gross realized gains and losses on securities for the past two years are detailed in the table below:

	For the years ended December 31,
(In thousands)	2015	2014
Available for sale:
Realized gains	$28	$440
Realized losses	-	(7)
Total securities available for sale	28	433
Held to maturity:
Realized gains	-	-
Realized losses	-	-
Total securities held to maturity	-	-
Net gains on sales of securities	$28	$433

The net realized gains are included in noninterest income in the Consolidated Statements of Income as net security gains.  For 2015 and 2014, gross realized gains on sales of securities amounted to $28 thousand and $440 thousand, respectively.  There were no gross realized losses in 2015, compared to gross realized losses of $7 thousand in 2014.

·	The net gains during 2015 are attributed to the sale of one corporate bond security with a total book value of $500 thousand and resulting in a gain of $28 thousand.
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

Pledged Securities

Securities with a carrying value of $18.5 million and $50.4 million at December 31, 2015 and December 31, 2014, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.  Included in these figures was $32.1 million pledged against Government deposits at December 31, 2014.

4.  Loans

The following table sets forth the classification of loans by class, including unearned fees, deferred costs and excluding the allowance for loan losses for the past two years:

(In thousands)	December 31, 2015	December 31, 2014
SBA loans held for investment	$39,393	$40,401
SBA 504 loans	29,353	34,322
Commercial loans
Commercial other	49,332	40,607
Commercial real estate	391,071	339,693
Commercial real estate construction	25,115	21,649
Residential mortgage loans	264,523	220,878
Consumer loans
Home equity	45,042	41,451
Consumer other	32,015	17,645
Total loans held for investment	$875,844	$756,646
SBA loans held for sale	13,114	5,179
Total loans	$888,958	$761,825

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

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2015:

	December 31, 2015
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$35,032	$2,647	$1,714	$39,393
SBA 504 loans	24,003	4,917	433	29,353
Commercial loans
Commercial other	45,870	2,373	1,089	49,332
Commercial real estate	369,510	18,978	2,583	391,071
Commercial real estate construction	24,061	1,054	-	25,115
Total commercial loans	439,441	22,405	3,672	465,518
Total SBA, SBA 504 and commercial loans	$498,476	$29,969	$5,819	$534,264

	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans		$262,299	$2,224	$264,523
Consumer loans
Home equity		44,452	590	45,042
Consumer other		32,015	-	32,015
Total consumer loans		76,467	590	77,057
Total residential mortgage and consumer loans		$338,766	$2,814	$341,580

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

The following tables set forth an aging analysis of past due and nonaccrual loans as of December 31, 2015 and December 31, 2014:

	December 31, 2015
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$1,153	$456	$-	$1,764	$3,373	$36,020	$39,393
SBA 504 loans	-	-	-	518	518	28,835	29,353
Commercial loans
Commercial other	157	-	-	10	167	49,165	49,332
Commercial real estate	444	283	-	2,154	2,881	388,190	391,071
Commercial real estate construction	356	-	-	-	356	24,759	25,115
Residential mortgage loans	2,307	1,078	-	2,224	5,609	258,914	264,523
Consumer loans
Home equity	130	3	-	590	723	44,319	45,042
Consumer other	1	-	-	-	1	32,014	32,015
Total loans held for investment	$4,548	$1,820	$-	$7,260	$13,628	$862,216	$875,844
SBA loans held for sale	-	-	-	-	-	13,114	13,114
Total loans	$4,548	$1,820	$-	$7,260	$13,628	$875,330	$888,958

(1)

At December 31, 2015, nonaccrual loans included $293 thousand of TDRs and $288 thousand of loans guaranteed by the SBA.  The remaining $3.0 million of TDRs are in accrual status because they are performing in accordance with their restructured terms, and have been for at least six months.

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

The following tables provide detail on the Company’s loans individually evaluated for impairment with the associated allowance amount, if applicable, as of December 31, 2015 and December 31, 2014:

	December 31, 2015
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$961	$518	$-
SBA 504 loans	2,226	2,226	-
Commercial loans
Commercial real estate	1,365	1,366	-
Total commercial loans	1,365	1,366	-
Total impaired loans with no related allowance	4,552	4,110	-

With an allowance:
SBA loans held for investment (1)	2,203	1,389	705
Commercial loans
Commercial other	33	10	10
Commercial real estate	1,664	1,664	127
Total commercial loans	1,697	1,674	137
Total impaired loans with a related allowance	3,900	3,063	842

Total individually evaluated impaired loans:
SBA loans held for investment (1)	3,164	1,907	705
SBA 504 loans	2,226	2,226	-
Commercial loans
Commercial other	33	10	10
Commercial real estate	3,029	3,030	127
Total commercial loans	3,062	3,040	137
Total individually evaluated impaired loans	$8,452	$7,173	$842

(1)	Balances are reduced by amount guaranteed by the SBA of $288 thousand at December 31, 2015.

	December 31, 2014
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$1,719	$1,093	$-
SBA 504 loans	2,202	2,202	-
Commercial loans
Commercial other	878	877	-
Commercial real estate	2,017	1,927	-
Total commercial loans	2,895	2,804	-
Total impaired loans with no related allowance	6,816	6,099	-

With an allowance:
SBA loans held for investment (1)	1,521	1,127	502
SBA 504 loans	1,676	1,676	510
Commercial loans
Commercial other	364	252	41
Commercial real estate	3,003	3,003	108
Total commercial loans	3,367	3,255	149
Total impaired loans with a related allowance	6,564	6,058	1,161

Total individually evaluated impaired loans:
SBA loans held for investment (1)	3,240	2,220	502
SBA 504 loans	3,878	3,878	510
Commercial loans
Commercial other	1,242	1,129	41
Commercial real estate	5,020	4,930	108
Total commercial loans	6,262	6,059	149
Total individually evaluated impaired loans	$13,380	$12,157	$1,161

(1)	Balances are reduced by amount guaranteed by the SBA of $1.6 million at December 31, 2014.

The following table presents the average recorded investments in impaired loans and the related amount of interest recognized during the time period in which the loans were impaired for the years ended December 31, 2015 and 2014.  The average balances are calculated based on the month-end balances of impaired loans.  When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method, therefore no interest income is recognized.  The interest recognized on impaired loans noted below represents accruing troubled debt restructurings only and nominal amounts of income recognized on a cash basis for well-collateralized impaired loans.

	For the years ended December 31,
	2015		2014
(In thousands)	Average recorded investment	Interest income recognized on impaired loans	Average recorded investment	Interest income recognized on impaired loans
SBA loans held for investment (1)	$1,887	$90	$3,028	$256
SBA 504 loans	2,488	106	3,042	109
Commercial loans
Commercial other	960	102	323	2
Commercial real estate	5,100	64	6,336	231
Commercial real estate construction	-	-	73	23
Total	$10,435	$362	$12,802	$621

(1)	Balances are reduced by the average amount guaranteed by the SBA of $416 thousand and $1.2 million for years ended December 31, 2015 and 2014, respectively.

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

TDRs of $3.3 million and $6.5 million are included in the impaired loan numbers as of December 31, 2015 and December 31, 2014, respectively. The decrease in TDRs was due to payoffs, note sales and principal pay downs.  At December 31, 2015, there were specific reserves of $208 thousand on TDRs, $167 thousand on performing TDRs and $41 thousand on nonperforming TDRs.  At December 31, 2014, there were specific reserves of $223 thousand on TDRS, $24 thousand on performing TDRs and $199 thousand on nonperforming TDRs.  At December 31, 2015, $293 thousand of TDRs were in nonaccrual status, compared to $3.0 million at December 31, 2014.  The decrease during the twelve month period was primarily due to the Company taking title of one property, whose loan had a principal amount of $2.7 million.  The remaining TDRs are in accrual status since they continue to perform in accordance with their restructured terms.  There are no commitments to lend additional funds on these loans.

There were no loans modified as a TDR during the years ended December 31, 2015 or 2014. To date, the Company’s TDRs consisted of interest rate reductions, interest only periods, and maturity extensions.  There has been no principal forgiveness.

During 2014, there was one SBA loan with an outstanding principal balance of $131 thousand modified as a TDR within the previous 12 months where a concession was made and the loan subsequently defaulted during the year ended December 31, 2014. In this case, subsequent default is defined as 90 days past due or transferred to nonaccrual status. There were no additional defaults during the previous year to date period.

Other Loan Information

Servicing Assets:

Loans sold to others and serviced by the Company are not included in the accompanying Consolidated Balance Sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $102.9 million and $113.2 million at December 31, 2015 and 2014, respectively.  At December 31, 2015 and 2014, the carrying value, which approximates fair value, of servicing assets was $1.4 million and $753 thousand, respectively, and is included in Other Assets.  The fair value of SBA servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15 to 18, and interest strip multiples ranging from 2.08 to 3.80, depending on each individual credit.  The fair value of mortgage servicing assets was determined using a discount rate of 12 percent and the present value of excess servicing over seven years.  A summary of the changes in the related servicing assets for the past two years follows:

	For the years ended December 31,
(In thousands)	2015	2014
Balance, beginning of year	$753	$437
Servicing assets capitalized	927	483
Amortization of expense	(291)	(167)
Provision for loss in fair value	-	-
Balance, end of year	$1,389	$753

In addition, the Company had a $854 thousand and $657 thousand discount related to the retained portion of the unsold SBA loans at December 31, 2015 and 2014, respectively.

Officer and Director Loans:

In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	December 31, 2015	December 31, 2014
Balance, beginning of year	$26,452	$18,327
New loans and advances	15,809	9,254
Loan repayments	(4,867)	(1,129)
Balance, end of year	$37,394	$26,452

Loan Portfolio Collateral:

The majority of the Company’s loans are secured by real estate.  Declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  At both December 31, 2015 and 2014, approximately 96 percent of the Company’s loan portfolio was secured by real estate.

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

The following tables detail the activity in the allowance for loan losses by portfolio segment for the past two years:

	For the year ended December 31, 2015
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$1,883	$1,337	$6,270	$2,289	$667	$105	$12,551
Charge-offs	(370)	(589)	(309)	(50)	(130)	-	(1,448)
Recoveries	54	-	1,052	49	1	-	1,156
Net charge-offs	(316)	(589)	743	(1)	(129)	-	(292)
Provision for loan losses charged to expense	394	(7)	(704)	481	279	57	500
Balance, end of period	$1,961	$741	$6,309	$2,769	$817	$162	$12,759

	For the year ended December 31, 2014
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$2,587	$957	$6,840	$2,132	$573	$52	$13,141
Charge-offs	(1,053)	(92)	(1,037)	(740)	(593)	-	(3,515)
Recoveries	140	-	166	60	9	-	375
Net charge-offs	(913)	(92)	(871)	(680)	(584)	-	(3,140)
Provision for loan losses charged to expense	209	472	301	837	678	53	2,550
Balance, end of period	$1,883	$1,337	$6,270	$2,289	$667	$105	$12,551

The following tables present loans and their related allowance for loan losses, by portfolio segment, as of December 31st for the past two years:

	December 31, 2015
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$705	$-	$137	$-	$-	$-	$842
Collectively evaluated for impairment	1,256	741	6,172	2,769	817	162	11,917
Total	$1,961	$741	$6,309	$2,769	$817	$162	$12,759
Loan ending balances:
Individually evaluated for impairment	$1,907	$2,226	$3,040	$-	$-	$-	$7,173
Collectively evaluated for impairment	37,486	27,127	462,478	264,523	77,057	-	868,671
Total	$39,393	$29,353	$465,518	$264,523	$77,057	$-	$875,844

	December 31, 2014
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$502	$510	$149	$-	$-	$-	$1,161
Collectively evaluated for impairment	1,381	827	6,121	2,289	667	105	11,390
Total	$1,883	$1,337	$6,270	$2,289	$667	$105	$12,551
Loan ending balances:
Individually evaluated for impairment	$2,220	$3,878	$6,059	$-	$-	$-	$12,157
Collectively evaluated for impairment	38,181	30,444	395,890	220,878	59,096	-	744,489
Total	$40,401	$34,322	$401,949	$220,878	$59,096	$-	$756,646

Changes in Methodology:

The Company did not make any changes to its allowance for loan losses methodology in the current period.

Reserve for Unfunded Loan Commitments

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is classified as other liabilities.  At December 31, 2015, a $138 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $151 thousand commitment reserve at December 31, 2015.  There were no losses on unfunded loan commitments during 2015 or 2014.

6.  Premises and Equipment

The detail of premises and equipment as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2015	December 31, 2014
Land and buildings	$17,286	$17,136
Furniture, fixtures and equipment	7,510	7,032
Leasehold improvements	1,825	1,709
Gross premises and equipment	26,621	25,877
Less: Accumulated depreciation	(11,450)	(10,646)
Net premises and equipment	$15,171	$15,231

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $990 thousand and $1.0 million in 2015 and 2014, respectively.

7.  Other Assets

The detail of other assets as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2015	December 31, 2014
Prepaid expenses	$516	$399
Servicing assets:
SBA servicing asset	515	404
Mortgage servicing asset	874	349
Net receivable due from SBA	226	318
Other	932	1,821
Total other assets	$3,063	$3,291

8.  Deposits

The following table details the maturity distribution of time deposits as of December 31st for the past two years:

	Three	More than three	More than six	More than
	months	months through	months through	twelve
(In thousands)	or less	six months	twelve months	months	Total
At December 31, 2015:
Less than $100,000	$9,948	$10,091	$30,650	$83,779	$134,468
$100,000 or more	15,919	31,377	31,854	63,556	142,706
At December 31, 2014:
Less than $100,000	$10,988	$7,837	$14,512	$79,782	$113,119
$100,000 or more	11,444	8,290	19,570	59,910	99,214

The following table presents the expected maturities of time deposits over the next five years:

(In thousands)	2016	2017	2018	2019	2020	Thereafter	Total
Balance maturing	$129,839	$16,729	$45,860	$58,404	$26,286	$56	$277,174

Time deposits with balances of $250 thousand or more totaled $38.6 million and $17.7 million at December 31, 2015 and 2014, respectively.

9.  Borrowed Funds and Subordinated Debentures

The following table presents the period-end and average balances of borrowed funds and subordinated debentures for the past three years with resultant rates:

	2015		2014		2013
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements:
At December 31,	$77,000	2.66%	$110,000	2.31%	$92,000	2.58%
Year-to-date average	57,187	3.72	60,765	3.96	61,010	3.88
Maximum outstanding	140,000		110,000		95,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.67	15,000	3.67	15,000	3.67
Maximum outstanding	15,000		15,000		15,000
Subordinated debentures:
At December 31,	$15,465	1.98%	$15,465	1.82%	$15,465	1.80%
Year-to-date average	15,465	1.87	15,465	1.81	15,465	1.83
Maximum outstanding	15,465		15,465		15,465
The following table presents the expected maturities of borrowed funds and subordinated debentures over the next five years:

(In thousands)	2016	2017	2018	2019	2020	Thereafter	Total
FHLB borrowings and repurchase agreements	$27,000	$30,000	$-	$-	$20,000	$-	$77,000
Other repurchase agreements	-	-	15,000	-	-	-	15,000
Subordinated debentures	-	-	-	-	-	15,465	15,465
Total borrowings	$27,000	$30,000	$15,000	$-	$20,000	$15,465	$107,465

FHLB Borrowings

FHLB borrowings at December 31, 2015 included a $7.0 million overnight line of credit advance, versus $50.0 million at December 31, 2014.  FHLB borrowings at December 31, 2015 also consisted of five $10.0 million advances, one of which is callable quarterly, and one $20.0 million advance.  Comparatively, FHLB borrowings at December 31, 2014 consisted of six $10.0 million advances. The terms of these transactions at year end 2015 are as follows:

·	The $7.0 million FHLB overnight line of credit advance issued on December 31, 2015 was at a rate of 0.52 percent and was repaid on January 4, 2016.
·

The $10.0 million FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.23 percent, matures on August 10, 2017 and is callable quarterly on the 10th of November, February, May and August.

·	The $10.0 million FHLB advance that was issued on July 17, 2014 has a fixed rate of 4.27 percent, matures on April 5, 2017.
·	The $10.0 million FHLB advance that was issued on July 17, 2014 has a fixed rate of 3.40 percent, matures on December 20, 2017.
·

The $10.0 million FHLB advance that was modified on October 27, 2015 has a fixed rate of 2.02 percent, matures on October 27, 2020. This advance previously had a fixed rate of 4.03% and was set to mature on November 2, 2016.

·

The $10.0 million FHLB advance that was modified on October 27, 2015 has a fixed rate of 2.15 percent, matures on October 27, 2020. This advance previously had a fixed rate of 4.19% and was set to mature on December 15, 2016.

·	The $20.0 million FHLB advance that was issued on December 7, 2015, has an adjustable interest rate equal to 3 months LIBOR plus 29.5 basis points, matures on June 7, 2016.

Due to the call provisions on one of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2015 and 2014, the Company was a party to a $15.0 million repurchase agreement that was entered into in February 2008, has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing was callable by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Subordinated Debentures

At December 31, 2015 and 2014, the Company was a party in the following subordinated debenture transactions:

·

On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate was 2.18 percent at December 31, 2015 and 1.84 percent at December 31, 2014.

·

On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after December 19, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and reprices quarterly.  The floating interest rate was 2.06 percent at December 31, 2015 and 1.89 percent at December 31, 2014.

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

On September 1, 2006, Unity Bank issued an $8.5 million unsecured, subordinated Capital Note in favor of the Company in exchange for $8.5 million in cash.  The Capital Note is held by the Company for its own account until maturity on August 17, 2031.  The interest rate on the Capital Note is 8.75% per annum on the unpaid principal amount until the principal amount of the Capital Note has been satisfied in full.

Subsequent to December 31, 2015, Unity (NJ) Statutory Trust III, repurchased the $5.0 million of floating rate securities, which had been issued on December 19, 2006, and redeemed $155 thousand of the related common equity securities described above.  The subordinated debentures were repurchased at a price of $0.5475 per dollar, which resulted in a gain of approximately $2.25 million.  These securities qualified as Tier I capital under the terms of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  The Company remains well capitalized after this transaction.

Derivative Financial Instruments and Hedging Activities

Derivative Financial Instruments

The Company has a stand alone derivative financial instrument in the form of an interest rate swap agreement, which derives its value from underlying interest rates.  This transaction involves both credit and market risk.  The notional amounts are amounts on which calculations, payments, and the value of the derivative is based.  Notional amounts do not represent direct credit exposures.  Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.  Such difference, which represents the fair value of the derivative instrument, is reflected on the Company’s balance sheet as other assets or other liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to this agreement.  The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations.  The Company deals only with primary dealers.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange.  Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

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

Interest Rate Risk Management – Cash Flow Hedging Instruments

The Company has FHLB Adjustable Rate Credit (“ARC”) variable rate debt as a source of funds for use in the Company’s lending and investment activities and for other general business purposes.  These debt obligations expose the Company to variability in interest payments due to changes in interest rates.  If interest rates increase, interest expense increases.  Conversely, if interest rates decrease, interest expense decreases.  Management believes it is prudent to limit the variability of a portion of its interest payments and, therefore hedges its variable-rate interest payments.  To meet this objective, management enters into interest rate swap agreements whereby the Company receives variable interest rate payments and makes fixed interest rate payments during the contract period.

During the twelve months ended December 31, 2015, the Company received variable rate Libor payments from and paid fixed rates in accordance with its interest rate swap agreements.  A summary of the Company’s outstanding interest rate swap agreements used to hedge variable rate debt at December 31, 2015 is as follows:

(In thousands, except percentages and years)	2015
Notional amount	$20,000
Weighted average pay rate	1.90%
Weighted average receive rate	0.41%
Weighted average maturity in years	4.90
Unrealized loss relating to interest rate swaps	$28

At December 31, 2015, the unrealized loss relating to interest rate swaps was recorded as a derivative liability.  Changes in the fair value of interest rate swap designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.

10.  Commitments and Contingencies

Facility Lease Obligations

The Company operates fifteen branches, four branches are under operating leases, including its headquarters, and eleven branches are owned.  The contractual expiration range on the remaining four leases is between the years 2017 and 2018.

The following table summarizes the contractual rent payments expected in future years:

(In thousands)	2016	2017	2018	2019	Thereafter	Total
Operating lease rental payments	$691	$635	$437	$-	$-	$1,763

Rent expense totaled $732 thousand for 2015 and $718 thousand for 2014.  The Company currently accounts for all of its leases as operating leases.  In addition, the Company has one lease with a related party.  The Company leases its Clinton, New Jersey headquarters from a partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners.  Under the lease for the facility, the Company paid aggregate rental payments of $400 thousand in 2015 and 2014, respectively.  Rental payments reflect market rents and the lease reflects terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party.  When this lease expired at the end of 2014, it was renewed for another five-year term expiring at the end of 2018.  The annual rent is increased each year beginning January 1, 2016 by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 1.5 percent). In March 2016, the Company purchased its headquarters for $4.1 million. This will reduce the operating lease obligations shown above by $355 thousand in the one year or less period and $830 thousand in the one to three years period.

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

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $138.3 million to its borrowers as of December 31, 2015, compared to $150.9 million at December 31, 2014.  At December 31, 2015, $51.3 million of these commitments expire within one year, compared to $74.1 million a year earlier.  At December 31, 2015, the Company had $1.8 million in standby letters of credit compared to $1.5 million at December 31, 2014.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

11.  Accumulated Other Comprehensive Income (Loss) (a)

The following table shows the changes in other comprehensive income (loss) for the past two years:

	For the years ended December 31,
	2015				2014
(In thousands)	Net unrealized gains (losses) on securities	Adjustments related to defined benefit plan	Net unrealized gains(losses) from cash flow hedges:	Accumulated other comprehensive income (loss)	Net unrealized (losses) gains on securities	Accumulated other comprehensive (loss) income

Balance, beginning of period	$143	$-	$-	$143	$(476)	$(476)
Other comprehensive (loss) income before reclassifications	(127)	(498)	(17)	(642)	909	909
Less amounts reclassified from accumulated other comprehensive loss	18	(50)	-	(32)	290	290
Period change	(145)	(448)	(17)	(610)	619	619
Balance, end of period	$(2)	$(448)	$(17)	$(467)	$143	$143

(a) All amounts are net of tax.

12.  Shareholders’ Equity

Shareholders’ equity increased $8.3 million to $78.4 million at December 31, 2015 compared to $70.1 million at December 31, 2014, due primarily to net income of $9.6 million. Other items impacting shareholders’ equity included $1.1 million in dividends paid on common stock, $509 thousand from the issuance of common stock under employee benefit plans and $610 thousand in accumulated other comprehensive loss related to a decrease in the fair value of AFS securities and prior service costs, net of tax, recorded in conjunction with a net unrealized loss on cash flow hedge derivatives, along with a defined benefit plan discussed in Note 1. The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

Repurchase Plan

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2015, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.  There were no shares repurchased during 2015 or 2014.

13. Other Income

The components of other income for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2015	2014
ATM and check card fees	$569	$534
Wire transfer fees	90	95
Safe deposit box fees	89	68
Other	179	147
Total other income	$927	$844

14. Other Expenses

The components of other expenses for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2015	2014
Travel, entertainment, training and recruiting	$698	$584
Director fees	437	359
Insurance	333	335
Stationery and supplies	256	250
Retail losses	143	56
Other	289	217
Total other expenses	$2,156	$1,801

15.  Income Taxes

The components of the provision for income taxes for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2015	2014
Federal - current provision	$4,067	$2,380
Federal - deferred provision	280	381
Total federal provision	4,347	2,761
State - current provision	377	267
State - deferred provision	87	117
Total state provision	464	384
Total provision for income taxes	$4,811	$3,145

Reconciliation between the reported income tax provision and the amount computed by multiplying income before taxes by the statutory Federal income tax rate for the past two years is as follows:

	For the years ended December 31,
(In thousands, except percentages)	2015	2014
Federal income tax provision at statutory rate	$5,028	$3,248
35% rate in 2015 and 34% in 2014
Increases (decreases) resulting from:
Bank owned life insurance	(133)	(190)
Tax-exempt interest	(99)	(121)
Meals and entertainment	18	18
State income taxes, net of federal income tax effect	302	253
Other, net	(305)	(63)
Provision for income taxes	$4,811	$3,145
Effective tax rate	33.5%	32.9%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2015 and 2014 are as follows:

(In thousands)	December 31, 2015	December 31, 2014
Deferred tax assets:
Allowance for loan losses	$5,212	$5,013
Depreciation	519	489
Stock-based compensation	515	463
SERP	369	-
Deferred compensation	262	231
Lost interest on nonaccrual loans	173	354
State net operating loss	139	132
Commitment reserve	56	60
Other	96	63
Gross deferred tax assets	7,341	6,805
Valuation allowance	(139)	(132)
Total deferred tax assets	7,202	6,673
Deferred tax liabilities:
Deferred loan costs	495	216
Goodwill	416	367
Deferred servicing fees	219	38
Bond accretion	104	100
Net unrealized security gains	-	92
Total deferred tax liabilities	1,234	813
Net deferred tax asset	$5,968	$5,860

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

The Company had a $139 thousand and $132 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset, the balance of which was $139 thousand and $132 thousand at December 31, 2015 and 2014, respectively.  The Company’s state net operating loss carry-forwards totaled approximately $2.4 million at December 31, 2015 and expire between 2030 and 2035.

Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized gains (losses) on securities available for sale, a supplemental retirement plan (SERP) and an interest rate swap.  The after-tax component of each of these is included in other comprehensive income (loss) in shareholders’ equity.  The after-tax component related to securities available for sale was an unrealized loss of $2 thousand for 2015 and an unrealized gain of $143 thousand for 2014.  The after-tax component related to the SERP was an unrealized loss of $448 thousand for 2015. The after-tax component related to the interest rate swap was an unrealized loss of $17 thousand for 2015.

The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2015 and 2014.  The Company does not have an accrual for uncertain tax positions as of December 31, 2015 or 2014, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2011 and thereafter are subject to future examination by tax authorities.

16.  Net Income per Share

The following is a reconciliation of the calculation of basic and diluted net income per share for the past two years:

	For the years ended December 31,
(In thousands, except per share amounts)	2015	2014
Net income	$9,557	$6,408
Weighted average common shares outstanding - Basic	8,425	7,856
Plus: Potential dilutive common stock equivalents	104	89
Weighted average common shares outstanding - Diluted	8,529	7,945
Net income per common share - Basic	$1.13	$0.82
Net income per common share - Diluted	1.12	0.81
Stock options and common stock excluded from the income per share calculation as their effect would have been anti-dilutive	81	114

17.  Regulatory Capital

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, subject to limitations, certain qualifying long-term debt, preferred stock and hybrid instruments, which do not qualify for tier 1 capital. The Parent Company and its subsidiary Bank are subject to various regulatory capital requirements administered by banking regulators. Quantitative measures of capital adequacy include the leverage ratio (tier 1 capital as a percentage of tangible assets), tier 1 risk-based capital ratio (tier 1 capital as a percent of risk-weighted assets), total risk-based capital ratio (total risk-based capital as a percent of total risk-weighted assets), and common equity tier 1 capital ratio.

Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require the Company and the Bank to maintain certain capital as a percentage of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-weighted assets). Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action applicable to banks, the Company and the Bank must meet specific capital guidelines. Prompt corrective action provisions are not applicable to bank holding companies.

In September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III, which constitutes a set of capital reform measures designed to strengthen the regulation, supervision and risk management of banking organizations worldwide. In order to implement Basel III and certain additional capital changes required by the Dodd-Frank Act, the FDIC approved, as an interim final rule in July 2014, the regulatory capital requirements substantially similar to final rules issued by the Board of Governors of the Federal Reserve System (“Federal Reserve”) for U.S. state nonmember banks and the Office of the Comptroller of the Currency for national banks.

The interim final rule includes new risk-based capital and leverage ratios that will be phased-in from 2015 to 2019 for most state nonmember banks. The rule includes a new common equity Tier 1 capital (“CET1”) to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets, which is in addition to the Tier 1 and Total risk-based capital requirements. The interim final rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and requires a minimum leverage ratio of 4.0%. The required minimum ratio of total capital to risk-weighted assets will remain 8.0%. The new risk-based capital requirements (except for the capital conservation buffer) became effective for the Company and the Bank on January 1, 2015.

The new rules also include a one-time opportunity to opt-out of the changes to treatment of accumulated other comprehensive income (“AOCI”) components. By making the election to opt-out, the institution may continue treating AOCI items in a manner consistent with risk-based capital rules in place prior to January 2015. The permanent opt-out election must be made on the Call Report, FR Y-9C or FR Y-9SP, as applicable, for the first reporting period after January 1, 2015 and a parent holding company must make the same election as its subsidiary bank. If the institution does not elect to opt-out, then the institution will not have an opportunity to change its methodology in future periods. The Bank and the Company have made the election to opt out of the treatment of AOCI on the appropriate March 31, 2015 filings.

In addition to the risk-based guidelines, regulators require that a bank or holding company, which meets the regulator’s highest performance and operation standards, maintain a minimum leverage ratio of 4 percent. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each institution are evaluated through the ongoing regulatory examination process.

The Company’s capital amounts and ratios are presented in the following table:

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount	Ratio
As of December 31, 2015
Leverage ratio	$92,442	8.82%	≥ $	41,934	4.00%	N/A	N/A
CET1	77,442	9.37		37,210	4.50	N/A	N/A
Tier I risk-based capital ratio	92,442	11.18		49,613	6.00	N/A	N/A
Total risk-based capital ratio	102,809	12.43		66,151	8.00	N/A	N/A
As of December 31, 2014
Leverage ratio	$83,615	8.71%	≥ $	38,405	4.00%	N/A	N/A
Tier I risk-based capital ratio	83,615	11.57		28,900	4.00	N/A	N/A
Total risk-based capital ratio	92,691	12.83		57,779	8.00	N/A	N/A

The Bank’s capital amounts and ratios are presented in the following table:

						To be well-capitalized
			For capital			under prompt corrective
	Actual		adequacy purposes			action provisions
(In thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2015
Leverage ratio	$83,316	7.95%	≥ $	41,908	4.00%	≥ $	52,385	5.00%
CET1	83,316	10.08		37,193	4.50		53,723	6.50
Tier I risk-based capital ratio	83,316	10.08		49,590	6.00		66,120	8.00
Total risk-based capital ratio	102,179	12.36		66,120	8.00		82,650	10.00
As of December 31, 2014
Leverage ratio	$74,819	7.80%	≥ $	38,381	4.00%	≥ $	47,976	5.00%
Tier I risk-based capital ratio	74,819	10.37		28,874	4.00		43,310	6.00
Total risk-based capital ratio	92,388	12.80		57,747	8.00		72,184	10.00

The following chart compares the risk-based capital required under existing rules to those prescribed under the interim final rule under the phase-in period described above:

	Treatment at
	December 31, 2014	December 31, 2015
Leverage ratio	4.00%	4.00%
CET1	N/A	4.50%
Additional tier 1	N/A	1.50%
Tier 1 capital ratio	4.00%	6.00%
Tier 2	4.00%	2.00%
Total capital ratio	8.00%	8.00%
Capital conservation buffer	N/A	2.50%

The interim final rule also implements revisions and clarifications consistent with Basel III regarding the various components of Tier 1 capital, including common equity, unrealized gains and losses and instruments that will no longer qualify as Tier 1 capital. The interim final rule also sets forth certain changes for the calculation of risk-weighted assets that the Bank implemented as of January 1, 2015. The new capital rules will require the Company and the Bank to meet a capital conservation buffer requirement. To meet the requirement when it is fully phased in, common equity Tier 1 capital must be maintained at an amount that exceeds the buffer level of 2.5% above each of the minimum risk-weighted asset ratios. The requirement will be phased in over a four year period, starting January 1, 2016.

At December 31, 2015 and 2014, Unity Bank is “well-capitalized” under the applicable regulatory capital adequacy guidelines.

18.  Employee Benefit Plans

Stock Transactions

Stock Option Plans

The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  Transactions under the Company’s stock option plans for 2015 and 2014 are summarized in the following table:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value
Outstanding at December 31, 2013	448,975	$6.70	5.6	$739,951
Options granted	46,000	8.16
Options exercised	(36,950)	4.33
Options forfeited	(9,119)	9.73
Options expired	(29,985)	10.16
Outstanding at December 31, 2014	418,921	$6.76	5.5	$1,257,968
Options granted	57,000	9.56
Options exercised	(525)	7.31
Options forfeited	-	-
Options expired	-	-
Outstanding at December 31, 2015	475,396	$7.09	5.1	$2,562,175
Exercisable at December 31, 2015	375,233	$6.65	4.1	$2,190,220

Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2015, 1,920,529 shares have been reserved for issuance upon the exercise of options, 475,396 option grants are outstanding, and 1,252,548 option grants have been exercised, forfeited or expired, leaving 192,585 shares available for grant.

The fair values of the options granted during 2015 and 2014 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the years ended December 31,
	2015	2014
Number of options granted	57,000	46,000
Weighted average exercise price	$9.56	$8.16
Weighted average fair value of options	$3.61	$3.21
Expected life in years (1)	6.69	5.54
Expected volatility (2)	42.20%	45.32%
Risk-free interest rate (3)	1.89%	1.57%
Dividend yield (4)	1.39%	1.01%

(1)	The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.
(2)	The expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.
(3)	The risk-free interest rate is the U.S Treasury rate commensurate with the expected life of the options on the date of grant.
(4)	The expected dividend yield is the projected annual yield based on the grant date stock price.

Upon exercise, the Company issues shares from its authorized but unissued common stock to satisfy the options.  The following table presents information about options exercised during 2015 and 2014:

	For the twelve months ended December 31,
	2015	2014
Number of options exercised	525	36,950
Total intrinsic value of options exercised	$1,302	$157,406
Cash received from options exercised	-	70,405
Tax deduction realized from options exercised	520	62,868

The following table summarizes information about stock options outstanding and exercisable at December 31, 2015:

	Options outstanding			Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.00 - 4.00	89,000	3.2	$3.85	89,000	$3.85
4.01 - 8.00	281,950	5.4	6.73	242,120	6.61
8.01 - 12.00	62,551	9.3	9.63	2,218	10.53
12.01 - 16.00	41,895	1.1	12.62	41,895	12.62
Total	475,396	5.1	$7.09	375,233	$6.65

FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options and the related income tax benefit for the years ended December 31, 2015 and 2014 are detailed in the following table:

	For the years ended December 31,
	2015	2014
Compensation expense	$147,905	$152,349
Income tax benefit	59,073	60,848

As of December 31, 2015, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $247 thousand.  That cost is expected to be recognized over a weighted average period of 2.0 years.

Restricted Stock Awards

Restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.  The following table summarizes nonvested restricted stock activity for the year ended December 31, 2015:

	Shares	Average grant date fair value
Nonvested restricted stock at December 31, 2014	77,750	$7.24
Granted	41,800	9.45
Cancelled	(2,000)	9.81
Vested	(36,750)	6.88
Nonvested restricted stock at December 31, 2015	80,800	$8.50

Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  Unless the recipient makes an election to recognize all compensation on the grant date, the awards are recorded at fair market value at the time of grant and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2015, 471,551 shares of restricted stock were reserved for issuance, of which 174,700 shares are available for grant.

Restricted stock awards granted during the years ended December 31, 2015 and 2014 were as follows:

	For the years ended December 31,
	2015	2014
Number of shares granted	41,800	17,500
Average grant date fair value	$9.45	$8.88

Compensation expense related to the restricted stock for the years ended December 31, 2015 and 2014 is detailed in the following table:

	For the years ended December 31,
	2015	2014
Compensation expense	$302,425	$245,428
Income tax benefit	120,788	98,024

As of December 31, 2015, there was approximately $582 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.6 years.

401(k) Savings Plan

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $312 thousand and $258 thousand to the Plan in 2015 and 2014, respectively.

Deferred Fee Plan

The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100 percent of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100 percent of their year end cash bonuses.  Director and executive deferred fees totaled $38 thousand in 2015 and $79 thousand in 2014, and the interest paid on deferred balances totaled $26 thousand in 2015 and $23 thousand in 2014. No fees were distributed in 2015 and 2014, respectively.

Benefit Plans

In addition to the 401(k) savings plan which covers substantially all employees, the Company established in 2015 an unfunded supplemental defined benefit plan to provide additional retirement benefits for the President and Chief Executive Officer (“CEO”) and an unfunded, nonqualified deferred compensation plan to provide additional retirement benefits for key executives.

On June 4, 2015, the Company approved the Supplemental Executive Retirement Plan (the “SERP”) pursuant to which the President and CEO is entitled to receive certain supplemental nonqualified retirement benefits.  Upon separation from service after age 66, the President and CEO will be entitled to an annual benefit in the amount of $156,000 payable in fifteen annual installments subject to annual 2% increases. The future payments are estimated to total $2.7 million.  A discount rate of 3.84% was used to calculate the present value of the benefit obligation.

The President and CEO commenced vesting to this retirement benefit on January 1, 2014, and shall vest an additional 3% each year until fully vested on January 1, 2024. In the event that the President and CEO’s separation from service from the Registrant were to occur prior to full vesting, the President and CEO would be entitled to and shall be paid the vested portion of the retirement benefit calculated as of the date of separation from service.  Notwithstanding the foregoing, upon a Change in Control, and provided that within 6 months following the Change in Control the President and CEO is involuntary terminated for reasons other than “cause” or the President and CEO resigns for “good reason”, as such is defined in the SERP, or the President and CEO voluntarily terminates his employment after being offered continued employment in a positions that is not a “Comparable Position”, as such is also defined in the SERP, the President and CEO shall become 100% vested in the full retirement benefit.

No contributions or payments have been made for the year 2015. The following table summarizes the components of the net periodic pension cost of the defined benefit plan recognized during the year ended December 31, 2015:

(In thousands)	For the year ended December 31, 2015
Service cost	$59
Interest cost	34
Amortization of prior service cost	83
Net periodic benefit cost	$176

The following table summarizes the changes in benefit obligations of the defined benefit plan recognized during the year ended December 31, 2015:

(In thousands)	For the year ended December 31, 2015
Benefit obligation, beginning of year	$-
Initial recognition of prior service cost	830
Service cost	59
Interest cost	34
Actuarial gain (loss)	-
Benefit obligation, end of year	$923

On October 22, 2015, the Company entered into an Executive Incentive Retirement Plan (the “Plan”) with key executive officers. The Plan has an effective date of January 1, 2015.

The Plan is an unfunded, nonqualified deferred compensation plan.  For any Plan Year, a guaranteed annual Deferral Award percentage of seven and one half percent (7.5%) of the participant’s annual base salary shall be credited to each Participant’s Deferred Benefit Account. A discretionary annual Deferral Award equal to seven and one half percent (7.5%) of the participant’s annual base salary may be credited to the Participant’s account in addition to the guaranteed Deferral Award, if the Bank exceeds the benchmarks set forth in the Annual Executive Bonus Matrix. The total Deferral Award shall never exceed fifteen percent (15%) for any given Plan Year. Each Participant shall be immediately one hundred percent (100%) vested in all Deferral Awards as of the date they are awarded.

As of December 31, 2015, the company had total expenses of $150 thousand.  The Plan is reflected on the Company’s balance sheet as accrued expenses.

Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $5 thousand in 2015 and 2014, respectively.

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

Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis:

Securities Available for Sale

As of December 31, 2015, the fair value of the Company's AFS securities portfolio was $52.9 million.  Approximately 50 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $26.4 million at December 31, 2015.  Approximately $25.6 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.

All of the Company’s AFS securities were classified as Level 2 assets at December 31, 2015.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2015, as compared to the year ended December 31, 2014.

The tables below present the balances of assets measured at fair value on a recurring basis as of December 31st for the past two years:

	December 31, 2015
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$-	$6,581	$-	$6,581
State and political subdivisions	-	10,782	-	10,782
Residential mortgage-backed securities	-	26,439	-	26,439
Corporate and other securities	-	9,063	-	9,063
Total securities available for sale	$-	$52,865	$-	$52,865

	December 31, 2014
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$-	$4,618	$-	$4,618
State and political subdivisions	-	11,132	-	11,132
Residential mortgage-backed securities	-	34,383	-	34,383
Corporate and other securities	-	9,940	-	9,940
Total securities available for sale	$-	$60,073	$-	$60,073

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

The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  At December 31, 2015, the valuation allowance for impaired loans was $842 thousand, a decrease of $319 thousand from $1.2  million at December 31, 2014.

The following tables present the assets and liabilities subject to fair value adjustments (impairment) on a non-recurring basis carried on the balance sheet by caption and by level within the hierarchy (as described above):

	Fair value at December 31, 2015
(In thousands)	Level 1	Level 2	Level 3	Total
Financial assets:
OREO	$-	$-	$1,591	$1,591
Impaired collateral-dependent loans	-	-	6,331	6,331

	Fair value at December 31, 2014
(In thousands)	Level 1	Level 2	Level 3	Total
Financial assets:
OREO	$-	$-	$1,162	$1,162
Impaired collateral-dependent loans	-	-	10,996	10,996

Fair Value of Financial Instruments

FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments for which the Company did not elect the fair value option.  These estimated fair values as of December 31, 2015 and December 31, 2014 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.

The following methods and assumptions were used to estimate the fair value of other financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

For these short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities

The fair value of securities is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use unobservable inputs due to limited or no market activity of the instrument (Level 3).

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

Standby Letters of Credit

At December 31, 2015, the Bank had standby letters of credit outstanding of $1.8 million, as compared to $1.5 million at December 31, 2014.  The fair value of these commitments is nominal.

The table below presents the carrying amount and estimated fair values of the Company’s financial instruments not previously presented as of December 31st for the past two years:

		December 31, 2015		December 31, 2014
(In thousands)	Fair value level	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$88,157	$88,157	$129,821	$129,821
Securities (1)	Level 2	71,336	71,472	80,082	80,354
SBA loans held for sale	Level 2	13,114	14,324	5,179	5,655
Loans, net of allowance for loan losses (2)	Level 2	863,085	864,691	744,095	748,093
Federal Home Loan Bank stock	Level 2	4,600	4,600	6,032	6,032
Servicing assets	Level 3	1,389	1,389	753	753
Accrued interest receivable	Level 2	3,884	3,884	3,518	3,518
OREO	Level 3	1,591	1,591	1,162	1,162
Financial liabilities:
Deposits	Level 2	894,493	893,651	794,341	794,436
Borrowed funds and subordinated debentures	Level 2	107,465	109,549	140,465	145,333
Accrued interest payable	Level 2	461	461	474	474

(1)

Includes held to maturity commercial mortgage-backed securities that are considered Level 3.  These securities had book values of $3.9 million and $4.0 million at December 31, 2015 and 2014, respectively, and market values of $3.8 million and $4.0 million at December 31, 2015 and 2014, respectively.

(2)

Includes impaired loans that are considered Level 3 and reported separately in the tables under the “Fair Value on a Nonrecurring Basis” heading.  Collateral-dependent impaired loans, net of specific reserves totaled $6.3 million and $11.0 million at December 31, 2015 and 2014, respectively.

20.  Condensed Financial Statements of Unity Bancorp, Inc.

(Parent Company Only)

Balance Sheets
(In thousands)	December 31, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	$466	$198
Securities available for sale	216	198
Capital note due from Bank	8,500	8,500
Investment in subsidiaries	84,336	76,323
Other assets	448	446
Total assets	$93,966	$85,665
LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities	$31	$77
Subordinated debentures	15,465	15,465
Shareholders' equity	78,470	70,123
Total liabilities and shareholders' equity	$93,966	$85,665

Statements of Income	For the years ended December 31,
(In thousands)	2015	2014
Total interest income	$1,893	$983
Total interest expense	289	281
Net interest income	1,604	702
Gains on sales of securities	-	-
Other expenses	20	32
Income before provision for income taxes and equity in undistributed net income of subsidiary	1,584	670
Provision for income taxes	159	209
Income before equity in undistributed net income of subsidiary	1,425	461
Equity in undistributed net income of subsidiary	8,132	5,947
Net income	9,557	6,408

Statements of Cash Flows	For the years ended December 31,
(In thousands)	2015	2014
OPERATING ACTIVITIES
Net income	$9,557	$6,408
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(8,132)	(5,947)
Net change in other assets and other liabilities	(54)	53
Net cash provided by operating activities	1,371	514
INVESTING ACTIVITIES
Purchases of securities	-	-
Proceeds from sales of securities	-	-
Net cash used in investing activities	-	-
FINANCING ACTIVITIES
Proceeds from exercise of stock options	-	70
Proceeds from rights offering	-	6,143
Investment in Bank	-	(6,500)
Cash dividends paid on common stock	(1,103)	(753)
Net cash provided used in financing activities	(1,103)	(1,040)
Increase (decrease) in cash and cash equivalents	268	(526)
Cash and cash equivalents, beginning of period	198	724
Cash and cash equivalents, end of period	$466	$198
SUPPLEMENTAL DISCLOSURES
Interest paid	$287	$281

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2015 and 2014 is unaudited.  However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

	2015
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$9,884	$10,218	$10,554	$10,995
Total interest expense	1,864	1,849	1,932	2,015
Net interest income	8,020	8,369	8,622	8,980
Provision for loan losses	200	-	200	100
Net interest income after provision for loan losses	7,820	8,369	8,422	8,880
Total noninterest income	1,641	1,893	2,275	1,920
Total noninterest expense	6,502	6,652	6,852	6,846
Income before provision for income taxes	2,959	3,610	3,845	3,954
Provision for income taxes	1,020	1,182	1,294	1,315
Net income	$1,939	$2,428	$2,551	$2,639
Net income per common share - Basic	$0.23	$0.29	$0.30	$0.31
Net income per common share - Diluted	0.23	0.28	0.30	0.31

	2014
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$9,023	$9,102	$9,491	$9,802
Total interest expense	1,736	1,797	1,859	1,914
Net interest income	7,287	7,305	7,632	7,888
Provision for loan losses	600	550	550	850
Net interest income after provision for loan losses	6,687	6,755	7,082	7,038
Total noninterest income	1,526	1,640	1,853	1,660
Total noninterest expense	6,258	6,144	6,241	6,045
Income before provision for income taxes	1,955	2,251	2,694	2,653
Provision for income taxes	662	723	808	952
Net income	$1,293	$1,528	$1,886	$1,701
Net income per common share - Basic	$0.17	$0.20	$0.24	$0.21
Net income per common share - Diluted	0.17	0.20	0.24	0.20

Selected Consolidated Financial Data

	At or for the years ended December 31,
(In thousands, except percentages)	2015	2014	2013	2012	2011
Selected Results of Operations
Interest income	$41,651	$37,418	$33,954	$35,203	$39,523
Interest expense	7,660	7,306	6,529	7,774	10,551
Net interest income	33,991	30,112	27,425	27,429	28,972
Provision for loan losses	500	2,550	2,350	4,000	6,800
Noninterest income	7,729	6,679	6,604	7,338	5,661
Noninterest expense	26,852	24,688	23,997	24,297	24,518
Provision for income taxes	4,811	3,145	2,567	2,226	769
Net income	9,557	6,408	5,115	4,244	2,546
Preferred stock dividends and discount accretion	-	-	988	1,602	1,558
Income available to common shareholders	9,557	6,408	4,127	2,642	988
Per Share Data
Net income per common share - Basic	$1.13	$0.82	$0.55	$0.35	$0.13
Net income per common share - Diluted	1.12	0.81	0.53	0.34	0.13
Book value per common share	9.30	8.36	7.55	7.62	7.24
Market value per common share	12.47	9.43	7.66	6.24	6.40
Cash dividends declared on common shares	0.14	0.10	0.03	-	-
Selected Balance Sheet Data
Assets	$1,084,866	$1,008,788	$921,118	$819,730	$810,846
Loans	888,958	761,825	678,701	587,036	592,592
Allowance for loan losses	(12,759)	(12,551)	(13,141)	(14,758)	(16,348)
Securities	71,336	80,082	107,514	111,053	107,536
Deposits	894,493	794,341	738,698	648,760	643,971
Borrowed funds and subordinated debentures	107,465	140,465	122,465	90,465	90,465
Shareholders' equity	78,470	70,123	57,173	77,510	73,558
Common shares outstanding	8,436	8,388	7,577	7,534	7,459
Performance Ratios
Return on average assets	0.96%	0.70%	0.61%	0.53%	0.31%
Return on average equity	12.92	10.28	7.22	4.80	1.90
Average equity to average assets	7.42	6.80	7.91	9.31	8.72
Efficiency ratio	64.41	67.90	71.34	71.06	71.42
Dividend payout	12.50	12.35	5.66	-	-
Net interest spread	3.42	3.35	3.34	3.38	3.49
Net interest margin	3.63	3.53	3.53	3.62	3.76
Asset Quality Ratios
Allowance for loan losses to loans	1.44%	1.65%	1.94%	2.51%	2.76%
Allowance for loan losses to nonperforming loans	175.74	110.41	85.98	84.49	71.80
Nonperforming loans to total loans	0.82	1.49	2.25	2.98	3.84
Nonperforming assets to total loans and OREO	0.99	1.64	2.34	3.28	4.33
Nonperforming assets to total assets	0.82	1.24	1.73	2.35	3.18
Net charge-offs to average loans	0.04	0.44	0.63	0.94	0.79
Capital Ratios - Company
Leverage Ratio	8.82%	8.71%	8.08%	11.14%	10.44%
Common Equity Tier 1 risk-based capital ratio	9.37	n/a	n/a	n/a	n/a
Tier 1 risk-based capital ratio	11.18	11.57	10.74	14.85	14.33
Total risk-based capital ratio	12.43	12.83	11.99	16.12	15.60
Capital Ratios - Bank
Leverage Ratio	7.95%	7.80%	7.02%	8.63%	9.01%
Common Equity Tier 1 risk-based capital ratio	10.08	n/a	n/a	n/a	n/a
Tier 1 risk-based capital ratio	10.08	10.37	9.33	11.51	12.36
Total risk-based capital ratio	12.36	12.80	11.88	14.18	15.05