Form 10-K, Exhibit 13
period 2016-12-31
UNITY BANCORP INC /NJ/
filed 2017-03-03
CIK 920427

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

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey and is registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, Unity Bank (the “Bank” or, when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance.  The Bank provides a full range of commercial and retail banking services through the Internet and its seventeen branch offices located in Hunterdon, Somerset, Middlesex, Union, Bergen and Warren counties in New Jersey, and Northampton County in Pennsylvania as well as a loan production office in Bergen County, New Jersey.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

Results of Operations

Net income totaled $13.2 million, or $1.38 per diluted share for the year ended December 31, 2016, compared to $9.6 million, or $1.02 per diluted share for the year ended December 31, 2015.  The 38.2 percent increase in net income was the product of strategic initiatives and an increase in net interest income due to the expansion of in-market loan and retail deposit relationships.

Highlights for the year include:

•	9.5 percent increase in total loans driven by a 18.8 percent increase in consumer loans, a 9.4 percent increase in commercial loans and a 9.3 percent increase in residential mortgage loans.

•	5.7 percent increase in total deposits with a 20.6 percent increase in savings deposits and a 16.6 percent increase in noninterest-bearing demand deposits.

•	Net interest income increased 12.6 percent due to strong loan growth.

•	Net interest margin of 3.58 percent compared to 3.63 percent at prior year end.

•
Continued expense management in 2016.  Expense increases included addition of two new branches in Emerson and Somerville, New Jersey, an expanded commercial loan presence, and investment in technology infrastructure.

•	Credit quality improved primarily due to a 34.0 percent reduction in Other real estate owned ("OREO").

During the first quarter, the Company repurchased $5.0 million of its outstanding subordinated debentures, resulting in a pre-tax gain of $2.3 million on the transaction. This gain is included in noninterest income on the income statement. Net income, excluding the nonrecurring gain on the repurchased subordinated debentures, was $11.7 million, or $1.23 per diluted share, for the year ended December 31, 2016, compared to net income of $9.6 million, or $1.02 per diluted share, for the prior year. Return on average assets and average common equity for the year ended December 31, 2016 would have been 1.04% and 13.65% respectively, compared to 0.96% and 12.92% for the prior year.

The Company's performance ratios for the past two years are listed in the following table:

	For the years ended December 31,
	2016	2015
Net income per common share - Basic (1)	$1.40	$1.03
Net income per common share - Diluted (2)	$1.38	$1.02
Return on average assets	1.17%	0.96%
Return on average equity (3)	15.37%	12.92%
Efficiency ratio (4)	56.51%	64.41%

(1)	Defined as net income divided by weighted average shares outstanding.

(2)	Defined as net income divided by the sum of weighted average shares and the potential dilutive impact of the exercise of outstanding options.

(3)	Defined as net income divided by average shareholders' equity.

(4)	Defined as noninterest expense divided by the sum of net interest income plus noninterest income less any gains or losses on securities.

The Company's performance ratios for the past two years, excluding the gain on the repurchase of the subordinated debenture, are listed in the following table:

	For the years ended December 31,
	2016	2015
Net income per common share - Basic (1)	$1.25	$1.03
Net income per common share - Diluted (2)	$1.23	$1.02
Return on average assets	1.04%	0.96%
Return on average equity (3)	13.65%	12.92%
Efficiency ratio (4)	59.26%	64.41%

(1)	Defined as net income divided by weighted average shares outstanding.

(2)	Defined as net income divided by the sum of weighted average shares and the potential dilutive impact of the exercise of outstanding options.

(3)	Defined as net income divided by average shareholders' equity.

(4)	Defined as noninterest expense divided by the sum of net interest income plus noninterest income less any gains or losses on securities.

All net income per common share figures shown above have been adjusted for the 10% stock dividend paid September 30, 2016.

Net Interest Income

The primary source of the Company’s operating income is net interest income, which is the difference between interest and dividends earned on earning assets and fees earned on loans, and interest paid on interest-bearing liabilities.  Earning assets include loans to individuals and businesses, investment securities, interest-earning deposits and federal funds sold.  Interest-bearing liabilities include interest-bearing checking, savings and time deposits, Federal Home Loan Bank ("FHLB") advances and other borrowings.  Net interest income is determined by the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities (“net interest spread”) and the relative amounts of earning assets and interest-bearing liabilities.  The Company’s net interest spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, deposit flows and general levels of nonperforming assets.

Tax-equivalent net interest income amounted to $38.4 million in 2016, an increase of $4.2 million from $34.1 million in 2015.  The Company’s net interest margin decreased 5 basis points to 3.58 percent in 2016, compared to 3.63 percent in 2015.  The net interest spread was 3.36 percent, a decrease of 6 basis points from 3.42 percent in 2015.

During 2016, tax-equivalent interest income was $47.1 million, an increase of $5.3 million or 12.8 percent when compared to 2015.  This increase was driven primarily by the increase in the average volume of loans:

•
Of the $5.3 million increase in interest income on a tax-equivalent basis, $4.7 million of the increase was due primarily to the increased volume of earning assets and a $602 thousand increase in yields on average interest-earning assets.

•	The yield on interest-earning assets decreased 5 basis points to 4.40 percent in 2016 when compared to 2015.

•
The average volume of interest-earning assets increased $131.3 million to $1.1 billion in 2016 compared to $939.2 million in 2015.  This was due primarily to a $99.4 million increase in average loans, primarily commercial, residential mortgage and consumer loans, and a $36.4 million increase in federal funds sold and interest-bearing deposits, partially offset by a $6.0 million decrease in average investment securities.

Total interest expense was $8.8 million in 2016, an increase of $1.1 million or 14.5 percent compared to 2015.  This increase was driven by the increased volume in borrowed funds and subordinated debentures and time deposits, partially offset by the decreased rates on the borrowed funds and subordinated debentures compared to a year ago:

•
Of the $1.1 million increase in interest expense, $1.3 million was due to an increase in the volume of average interest-bearing liabilities, primarily borrowed funds and subordinated debentures and time deposits.

•
The average cost of interest-bearing liabilities increased 1 basis point to 1.04 percent in 2016 when compared to 2015.  While the cost of interest-bearing deposits increased 11 basis points to 0.82 percent in 2016, the cost of borrowed funds and subordinated debentures decreased 94 basis points to 2.45 percent due to the modification of borrowings with the FHLB over the past year and additional borrowings at lower rates.

•
Interest-bearing liabilities averaged $837.8 million in 2016, an increase of $92.3 million or 12.4 percent, compared to 2015.  The increase in interest-bearing liabilities was primarily due to an increase in average savings, time deposits and borrowed funds and subordinated debentures.

The following table reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread, and (5) net interest income/margin on average earning assets.  Rates/yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 35 percent in 2016 and 34 percent in 2015.

Consolidated Average Balance Sheets
 (Dollar amounts in thousands, interest amounts and interest rates/yields on a fully tax-equivalent basis

For the years ended December 31,	2016			2015
	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield
ASSETS
Interest-earning assets:
Federal funds sold and interest-bearing deposits	$71,265	$214	0.30%	$34,883	$39	0.11%
Federal Home Loan Bank ("FHLB") stock	5,241	245	4.67	3,695	155	4.19
Securities:
Taxable	61,053	1,698	2.78	62,937	1,459	2.32
Tax-exempt	7,649	307	4.01	11,739	421	3.59
Total securities (A)	68,702	2,005	2.92	74,676	1,880	2.52
Loans, net of unearned discount:
SBA loans	56,834	3,181	5.60	50,997	2,693	5.28
SBA 504 loans	27,135	1,356	5.00	30,366	1,414	4.66
Commercial loans	483,479	23,900	4.94	428,702	21,357	4.98
Residential mortgage loans	273,612	12,205	4.46	246,278	11,048	4.49
Consumer loans	84,222	4,021	4.77	69,580	3,202	4.60
Total loans (B)	925,282	44,663	4.83	825,923	39,714	4.81
Total interest-earning assets	$1,070,490	$47,127	4.40%	$939,177	$41,788	4.45%

Noninterest-earning assets:
Cash and due from banks	24,409			25,952
Allowance for loan losses	(12,841)			(12,638)
Other assets	50,103			43,742
Total noninterest-earning assets	61,671			57,056
Total assets	$1,132,161			$996,233

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$133,212	$537	0.40%	$126,876	$438	0.35%
Savings deposits	328,486	1,742	0.53	290,848	1,088	0.37
Time deposits	261,225	3,670	1.40	240,132	3,160	1.32
Total interest-bearing deposits	722,923	5,949	0.82	657,856	4,686	0.71
Borrowed funds and subordinated debentures	114,853	2,818	2.45	87,652	2,974	3.39
Total interest-bearing liabilities	$837,776	$8,767	1.04%	$745,508	$7,660	1.03%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	199,554			172,172
Other liabilities	8,895			4,611
Total noninterest-bearing liabilities	208,449			176,783
Total shareholders' equity	85,936			73,942
Total liabilities and shareholders' equity	$1,132,161			$996,233

Net interest spread		$38,360	3.36%		$34,128	3.42%
Tax-equivalent basis adjustment		(103)			(137)
Net interest income		$38,257			$33,991
Net interest margin			3.58%			3.63%

(A)
Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state rates.

(B)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

2014			2013			2012
Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield

$44,900	$44	0.10%	$39,971	$39	0.10%	$49,355	$72	0.15%
3,972	165	4.15	4,007	159	3.97	4,015	189	4.71

81,334	2,183	2.68	93,132	2,443	2.62	100,365	2,823	2.81
14,493	526	3.63	18,587	681	3.66	15,455	701	4.54
95,827	2,709	2.83	111,719	3,124	2.79	115,820	3,524	3.04

53,232	2,467	4.63	60,891	2,660	4.37	68,536	3,430	5.00
33,754	1,676	4.97	37,920	1,911	5.04	46,153	2,645	5.73
379,327	19,329	5.10	328,229	17,322	5.28	299,820	16,982	5.66
196,333	8,898	4.53	155,237	7,013	4.52	134,214	6,445	4.80
51,188	2,301	4.50	45,705	1,947	4.26	46,487	2,144	4.61
713,834	34,671	4.86	627,982	30,853	4.92	595,210	31,646	5.31
$858,533	$37,589	4.38%	$783,679	$34,175	4.37%	$764,400	$35,431	4.63%

27,021			22,728			16,665
(13,124)			(14,423)			(16,458)
44,312			41,688			39,625
58,209			49,993			39,832
$916,742			$833,672			$804,232

$125,706	$430	0.34%	$118,289	$383	0.32%	$108,825	$486	0.45%
274,395	856	0.31	277,891	710	0.26	282,115	1,185	0.42
214,984	2,777	1.29	146,115	2,191	1.50	138,233	2,796	2.02
615,085	4,063	0.66	542,295	3,284	0.61	529,173	4,467	0.84
91,230	3,243	3.55	91,475	3,245	3.55	90,473	3,307	3.66
$706,315	$7,306	1.03%	$633,770	$6,529	1.03%	$619,646	$7,774	1.25%

144,310			130,768			106,412
3,764			3,164			3,335
148,074			133,932			109,747
62,353			65,970			74,839
$916,742			$833,672			$804,232

	$30,283	3.35%		$27,646	3.34%		$27,657	3.38%
	(171)			(221)			(228)
	$30,112			$27,425			$27,429
		3.53%			3.53%			3.62%

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented.  Changes that are not solely due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values.  Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 35 percent.

	For the years ended December 31,
	2016 versus 2015			2015 versus 2014
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold and interest-bearing deposits	$66	$109	$175	$(9)	$4	$(5)
Federal Home Loan Bank stock	70	20	90	(12)	2	(10)
Securities	(204)	329	125	(553)	(276)	(829)
Net loans	4,805	144	4,949	5,299	(256)	5,043
Total interest income	$4,737	$602	$5,339	$4,725	$(526)	$4,199
Interest expense:
Interest-bearing demand deposits	$26	$73	$99	$2	$6	$8
Savings deposits	151	503	654	55	177	232
Time deposits	302	208	510	320	63	383
Total interest-bearing deposits	479	784	1,263	377	246	623
Borrowed funds and subordinated debentures	794	(950)	(156)	(126)	(143)	(269)
Total interest expense	1,273	(166)	1,107	251	103	354
Net interest income - fully tax-equivalent	$3,464	$768	$4,232	$4,474	$(629)	$3,845
Decrease in tax-equivalent adjustment			34			34
Net interest income			$4,266			$3,879

Provision for Loan Losses

The provision for loan losses totaled $1.2 million for 2016, an increase of $720 thousand compared to $500 thousand for 2015.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio.  Additional information may be found under the captions “Financial Condition - Asset Quality” and “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.”  The current provision is considered appropriate based upon management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income

The following table shows the components of noninterest income for the past two years:

	For the years ended December 31,
(In thousands)	2016	2015
Branch fee income	$1,269	$1,520
Service and loan fee income	2,030	1,996
Gain on sale of SBA loans held for sale, net	2,099	1,204
Gain on sale of mortgage loans, net	1,610	1,674
BOLI income	378	380
Net security gains	424	28
Gain on repurchase of subordinated debt	2,264	—
Other income	986	927
Total noninterest income	$11,060	$7,729

Noninterest income was $11.1 million for 2016, a $3.3 million increase compared to $7.7 million for 2015.  This increase was primarily due to a nonrecurring gain on the repurchase of subordinated debentures and increased gains on the sale of SBA loans. The Company repurchased $5.2 million of its outstanding debentures on February 26, 2016. The subordinated debentures were repurchased at a price of $0.5475 per dollar, resulting in a pre-tax gain of $2.3 million on the transaction. Excluding the nonrecurring gain, noninterest income increased $1.1 million to $8.8 million due to higher gains on the sale of SBA loans and securities, partially offset by lower branch fee income.

Changes in noninterest income reflect:

•	Branch fee income decreased $251 thousand from the prior year due to lower levels of overdraft fees and service charges from commercial checking accounts.

•	Service and loan fee income increased $34 thousand in 2016 primarily due to increased mortgage servicing income.

•
Net gains on the sale of SBA loans increased $895 thousand to $2.1 million in 2016 due to an increase in the volume of SBA loans sales.  In 2016, $24.7 million in SBA loans were sold compared to $14.1 million in the prior year.

•
During the year, $108.1 million in residential mortgage loans were sold at a gain of $1.6 million compared to $94.3 million in loans sold at a gain of $1.7 million during the prior year. The margin on these sales declined year over year due to product mix.

•
Net gains on the sale of securities totaled $424 thousand and $28 thousand in 2016 and 2015, respectively. For additional information on securities, see Note 3 to the Consolidated Financial Statements.

•
Other income, which includes check card related income and miscellaneous service charges, totaled $986 thousand and $927 thousand in 2016 and 2015, respectively. The increase was primarily due to increases in Visa check card interchange fees and rental income.

Noninterest Expense

The following table presents a breakdown of noninterest expense for the past two years:

	For the years ended December 31,
(In thousands)	2016	2015
Compensation and benefits	$14,952	$14,295
Occupancy	2,360	2,515
Processing and communications	2,445	2,461
Furniture and equipment	1,700	1,643
Professional services	976	942
Loan costs and OREO expense	989	1,141
Deposit insurance	713	669
Advertising	1,095	1,030
Director fees	559	437
Other expenses	1,842	1,719
Total noninterest expense	$27,631	$26,852

Noninterest expense totaled $27.6 million for the year ended December 31, 2016, an increase of $779 thousand when compared to $26.9 million in 2015.

Changes in noninterest expense reflect:

•
Compensation and benefits expense, the largest component of noninterest expense, increased $657 thousand for the year ended December 31, 2016, when compared to 2015.  Expenses have risen as we expanded our branch network, lending and support staff. This additional headcount has resulted in higher salary, commission and benefit expense.

•
Occupancy expense decreased $155 thousand in 2016, when compared to 2015, due to the purchase of our Clinton, New Jersey corporate headquarters offset by the opening of Emerson and Somerville branches.

•	Processing and communications remained relatively flat with expenses of $2.4 million and $2.5 million in 2016 and 2015, respectively.

•
Furniture and equipment expense increased $57 thousand in 2016, due to investment in our technology infrastructure through network and software upgrades that will improve our efficiency and keep our data secure.

•	Professional service fees increased $34 thousand in 2016, primarily due to increased loan review expense due to a larger loan portfolio, partially offset by lower consultant and legal expenses.

•	Loan and OREO expenses decreased $152 thousand in 2016, primarily due to lower property tax and appraisal expense.

•	Deposit insurance expense increased $44 thousand in 2016 when compared to 2015.

•	Advertising expenses increased $65 thousand for the year ended December 31, 2016 in support of our retail and lending sales as well as the branch expansion.

•	Director fees increased $122 thousand in 2016 when compared to 2015.

•	Other expenses increased $123 thousand in 2016, primarily due to increased officer and employee training and provision for commitments.

Income Tax Expense

For 2016, the Company reported income tax expense of $7.3 million for an effective tax rate of 35.5 percent, compared to an income tax expense of $4.8 million and an effective tax rate of 33.5 percent in 2015.  The Company is subject to a higher tax bracket due to increased earnings in 2016. For additional information on income taxes, see Note 15 to the Consolidated Financial Statements.

Financial Condition

Total assets increased $105.0 million or 9.7 percent, to $1.2 billion at December 31, 2016, compared to $1.1 billion at December 31, 2015.  This increase was primarily due to increases of $84.5 million in loans, with strong commercial, residential and consumer loan growth, and $17.7 million in cash and cash equivalents, partially offset by a decrease of $9.8 million in securities.

Total deposits increased $51.2 million, primarily due to increases of $62.0 million in savings deposits, $30.7 million in noninterest-bearing demand deposits and $15.0 million in interest-bearing deposits, partially offset by a decrease of $56.5 million in time deposits. Borrowed funds and subordinated debentures increased $23.8 million to $131.3 million at December 31, 2016, as term borrowings increased $30.0 million, partially offset by a $1.0 million decrease in overnight borrowings and $5.2 million in repayment of subordinated debentures.

Total shareholders’ equity increased $27.8 million from year end 2015, primarily due to net proceeds of $14.4 million from a capital offering and net income from operations, less dividends paid on our common stock. Net income was $13.2 million for the year ended December 31, 2016, an increase of $3.7 million from the prior year.  Other changes in shareholders’ equity included stock-based transactions of $1.1 million and an other comprehensive gain net of tax of $627 thousand, partially offset by common stock dividends paid in 2016.

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

AFS securities totaled $40.6 million at December 31, 2016, a decrease of $12.3 million or 23.3%, compared to $52.9 million at December 31, 2015.  This net decrease was the result of:

•	An increase of $9.3 million from the purchase of one agency note, one corporate bond, one mortgage backed security, one municipal security and five equity holdings, offset by

•	$12.2 million in sales net of realized gains, which consisted of municipal and SBA securities, one corporate bond and thirteen equity or community bank holdings,

•	$8.9 million in principal payments, maturities and called bonds,

•	$270 thousand in net amortization of premiums, and

•
$267 thousand of depreciation in the market value of the portfolio.  At December 31, 2016, the portfolio had a net unrealized loss of $271 thousand compared to a net unrealized loss of $4 thousand at December 31, 2015.  These net unrealized losses are reflected net of tax in shareholders’ equity as accumulated other comprehensive income.

The weighted average life of AFS securities, adjusted for prepayments, amounted to 5.5 years and 4.0 years at December 31, 2016 and 2015, respectively.

HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity.  The portfolio is comprised of obligations of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, and corporate and other securities.

HTM securities were $21.0 million at December 31, 2016, an increase of $2.5 million or 13.6 percent, from year end 2015.  This net increase was the result of:

•	An $11.3 million increase from the purchase of six corporate bonds and one municipal security, partially offset by

•	$6.5 million in sales net of realized gains, which consisted of three corporate bonds,

•	$2.2 million in principal payments and maturities, and

•	$76 thousand in net amortization of premiums.

The weighted average life of HTM securities, adjusted for prepayments, amounted to 6.9 years and 6.5 years at December 31, 2016 and 2015, respectively.  As of December 31, 2016 and December 31, 2015, the fair value of HTM securities was $21.0 million and $18.6 million, respectively.

The Company sold three held to maturity securities due to the regulatory changes from Basel III with regard to investments in the capital of unconsolidated financial institutions (subordinate debt). Basel III allows for a bank to invest in subordinated debt of other financial institutions at 100% risk rating with a cap of 10% of adjusted Common Equity Tier 1 Capital (CET1). For levels above 10% there is a corresponding deduction for every dollar in excess of the 10% which is a significant increase in the risk weights for regulatory risk based capital purposes. Such event was isolated, nonrecurring and unusual for the Company.

The average balance of taxable securities amounted to $61.0 million in 2016 compared to $62.9 million in 2015.  The average yield earned on taxable securities increased 46 basis points to 2.78 percent in 2016, from 2.32 percent in 2015.  The average balance of tax-exempt securities amounted to $7.6 million in 2016 compared to $11.7 million in 2015.  The average yield earned on tax-exempt securities increased 42 basis points to 4.01 percent in 2016, from 3.59 percent in 2015.

Securities with a carrying value of $17.7 million and $18.5 million at December 31, 2016 and December 31, 2015, respectively, were pledged to secure other borrowings and for other purposes required or permitted by law.

Approximately 78 percent of the total investment portfolio had a fixed rate of interest at December 31, 2016, compared to 86 percent in 2015.

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

Total loans increased $84.5 million or 9.5 percent to $973.4 million at December 31, 2016, compared to $889.0 million at year end 2015.  Commercial loans, residential mortgages, consumer loans, and SBA loans increased $43.7 million, $24.6 million, $14.5 million and $4.8 million, respectively, partially offset by a decline of $3.0 million in SBA 504 loans.

The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses at December 31st for the past five years:

	2016		2015		2014		2013		2012
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
SBA loans held for investment	$42,492	4.4%	$39,393	4.4%	$40,401	5.3%	$48,918	7.2%	$58,593	10.0%
SBA 504 loans	26,344	2.7	29,353	3.3	34,322	4.5	31,564	4.7	41,438	7.1
Commercial loans	509,171	52.3	465,518	52.3	401,949	52.7	363,340	53.5	301,564	51.3
Residential mortgage loans	289,093	29.7	264,523	29.8	220,878	29.0	182,067	26.8	132,094	22.5
Consumer loans	91,541	9.4	77,057	8.7	59,096	7.8	46,139	6.8	46,410	7.9
Total loans held for investment	958,641	98.5	875,844	98.5	756,646	99.3	672,028	99.0	580,099	98.8
SBA loans held for sale	14,773	1.5	13,114	1.5	5,179	0.7	6,673	1.0	6,937	1.2
Total loans	$973,414	100.0%	$888,958	100.0%	$761,825	100.0%	$678,701	100.0%	$587,036	100.0%

Average loans increased $99.4 million or 12.0 percent from $825.9 million in 2015, to $925.3 million in 2016.  The increase in average loans was due to increases in commercial loans, residential mortgages, consumer and SBA 7(a) loans, partially offset by a decrease in SBA 504 loans.  The yield on the overall loan portfolio increased 2 basis points to 4.83 percent for the year ended December 31, 2016, compared to 4.81 percent for the prior year.

SBA 7(a) loans, on which the SBA historically has provided guarantees of up to 90 percent of the principal balance, are considered a higher risk loan product for the Company.  These loans are made for the purposes of providing working capital, financing the purchase of equipment, inventory or commercial real estate.  Generally, an SBA 7(a) loan has a deficiency in its credit profile that would not allow the borrower to qualify for a traditional commercial loan, which is why the SBA provides the guarantee.  The deficiency may be a higher loan to value (“LTV”) ratio, lower debt service coverage (“DSC”) ratio or weak personal financial guarantees.  In addition, many SBA 7(a) loans are for start up businesses where there is no historical financial information.  Finally, many SBA borrowers do not have an ongoing and continuous banking relationship with the Bank, but merely work with the Bank on a single transaction.  The guaranteed portion of the Company’s SBA loans is generally sold in the secondary market with the nonguaranteed portion held in the portfolio as a loan held for investment.

SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $14.8 million at December 31, 2016,  an increase of $1.7 million from December 31, 2015.  SBA 7(a) loans held for investment amounted to $42.5 million at December 31, 2016, an increase of $3.1 million from $39.4 million at December 31, 2015.  The yield on SBA 7(a) loans, which are generally floating and adjust quarterly to the Prime Rate, was 5.60 percent for the year ended December 31, 2016, compared to 5.28 percent in the prior year.

The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent at origination.  The guarantee rates are determined by the SBA and can vary from year to year depending on government funding and the goals of the SBA program.  The carrying value of SBA loans held for sale represents the guaranteed portion to be sold into the secondary market.  The carrying value of SBA loans held for investment represents the unguaranteed portion, which is the Company's portion of SBA loans originated, reduced by the guaranteed portion that is sold into the secondary market.  Approximately $92.6 million and $80.0 million in SBA loans were sold but serviced by the Company at December 31, 2016 and December 31, 2015, respectively, and are not included on the Company’s balance sheet.  There is no direct relationship or correlation between the guarantee percentages and the level of charge-offs and recoveries on the Company’s SBA 7(a) loans.  Charge-offs taken on SBA 7(a) loans effect the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards irrespective of the guarantee percentage.

The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  Generally, the Company has a 50 percent LTV ratio on SBA 504 program loans at origination.  At December 31, 2016, SBA 504 loans totaled $26.3 million, a decrease of $3.0 million from $29.4 million at December 31, 2015.  The yield on SBA 504 loans was 5.00 percent for the year ended December 31, 2016, compared to 4.66 percent in 2015.

Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  These loans amounted to $509.2 million at December 31, 2016, an increase of $43.7 million from year end 2015.  The yield on commercial loans was 4.94 percent for 2016, compared to 4.98 percent in 2015.

Residential mortgage loans consist of loans secured by 1 to 4 family residential properties.  These loans amounted to $289.1 million at December 31, 2016, an increase of $24.6 million from year end 2015.  Sales of mortgage loans totaled $108.1 million for 2016.  Approximately $22.0 million of the loans sold were from portfolio, with the remainder consisting of new production. The yield on residential mortgages was 4.46 percent for 2016, compared to 4.49 percent for 2015. Residential mortgage loans maintained in portfolio are generally to individuals that do not qualify for conventional financing. In extending credit to this category of borrowers, the Bank considers other mitigating factors such as credit history, equity and liquid reserves of the borrower. As a result, the residential mortgage loan portfolio of the Bank includes fixed and adjustable rate mortgages with rates that exceed the rates on conventional fixed-rate mortgage loan products but are not considered high priced mortgages.

Consumer loans consist of home equity loans, construction loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.  These loans amounted to $91.5 million at December 31, 2016, an increase of $14.5 million from December 31, 2015.  This increase was generated primarily by consumer construction loans, a new product the Company first offered in 2014.  The yield on consumer loans was 4.77 percent for 2016, compared to 4.60 percent for 2015.

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

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of fixed and floating interest rates at December 31, 2016:

	December 31, 2016
(In thousands)	One year or less	One to five years	Over five years	Total
SBA loans	$53,913	$2,640	$712	$57,265
SBA 504 loans	10,474	15,788	82	26,344
Commercial loans
Commercial other	13,359	14,957	30,131	58,447
Commercial real estate	42,847	251,045	128,526	422,418
Commercial real estate construction	10,208	9,402	8,696	28,306
Total	$130,801	$293,832	$168,147	$592,780
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$127,517
Floating or adjustable interest rates				334,462
Total				$461,979

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

At December 31, 2016, there was one loan totaling $153 thousand that was classified as a TDR by the Company and is deemed impaired, compared to seven loans totaling $3.3 million at December 31, 2015.  Nonperforming loans included $153 thousand of TDRs as of December 31, 2016, compared to $293 thousand at December 31, 2015.  At December 31, 2016, TDRs consisted of one SBA held for investment loan which was previously modified back to original terms totaling $153 thousand. Restructured loans that are placed in nonaccrual status may be removed after six months of contractual payments and evidence of the ability to service the debt going forward.  The remaining TDRs are in accrual status since they are performing in accordance with the restructured terms.  There are no commitments to lend additional funds on these loans.  The following table presents a breakdown of performing and nonperforming TDRs by class as of December 31st for the past two years:

	December 31, 2016			December 31, 2015
(In thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs	Performing TDRs	Nonperforming TDRs	Total TDRs
SBA loans held for investment	$—	$153	$153	$431	$293	$724
SBA 504 loans	—	—	—	1,708	—	1,708
Commercial real estate	—	—	—	876	—	876
Total	$—	$153	$153	$3,015	$293	$3,308

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

The following table sets forth information concerning nonperforming assets and loans past due 90 days or more and still accruing interest at December 31st for the past five years:

(In thousands, except percentages)	2016	2015	2014	2013	2012
Nonperforming by category:
SBA loans held for investment (1)	$1,168	$1,764	$3,348	$2,746	$4,633
SBA 504 loans	513	518	2,109	1,101	2,562
Commercial loans	426	2,164	4,721	4,029	4,445
Residential mortgage loans	2,672	2,224	645	5,727	5,511
Consumer loans	2,458	590	545	1,680	317
Total nonperforming loans (2)	$7,237	$7,260	$11,368	$15,283	$17,468
OREO	1,050	1,591	1,162	633	1,826
Total nonperforming assets	$8,287	$8,851	$12,530	$15,916	$19,294
Past due 90 days or more and still accruing interest:
SBA loans held for investment	$—	$—	$161	$—	$—
Commercial loans	—	—	7	14	109
Residential mortgage loans	—	—	722	5	—
Total past due 90 days or more and still accruing interest	$—	$—	$890	$19	$109
Nonperforming loans to total loans	0.74%	0.82%	1.49%	2.25%	2.98%
Nonperforming loans and TDRs to total loans (3)	0.74	1.16	1.96	3.35	5.29
Nonperforming assets to total loans and OREO	0.85	0.99	1.64	2.34	3.28
Nonperforming assets to total assets	0.70	0.82	1.24	1.73	2.35
(1) Guaranteed SBA loans included above	$60	$288	$1,569	$540	$1,849
(2) Nonperforming TDRs included above	153	293	2,960	467	1,087
(3) Performing TDRs	—	3,015	3,548	7,452	13,576

Nonperforming loans were $7.2 million at December 31, 2016, a $23 thousand decrease from $7.3 million at year end 2015.  Since year end 2015, nonperforming loans in the commercial, SBA and SBA 504 segments decreased, partially offset by an increase in nonperforming loans in the consumer loan and residential mortgage segments.  Included in nonperforming loans at December 31, 2016 are approximately $60 thousand of loans guaranteed by the SBA, compared to $288 thousand at December 31, 2015.  In addition, there were no loans past due 90 days or more and still accruing interest at December 31, 2016 or December 31, 2015.

OREO properties totaled $1.1 million at December 31, 2016, a decrease of $541 thousand from $1.6 million at year end 2015.  During 2016, the Company took title to six properties totaling $2.5 million that resulted in a charge to the allowance of $559 thousand and a $300 thousand writedown which is included in "Loan costs and OREO expenses".  The Company sold four OREO properties, resulting in a net loss of $71 thousand on the sales.

The Company also monitors potential problem loans.  Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $1.1 million at December 31, 2016, a decrease of $1.2 million from $2.3 million at December 31, 2015. The decrease is due to the removal of three loans totaling $1.8 million as well as the payoff of one loan totaling $391 thousand during the year, partially offset by the addition of nine loans totaling $1.1 million.

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

The allowance for loan losses totaled $12.6 million at December 31, 2016, compared to $12.8 million at December 31, 2015, with resulting allowance to total loan ratios of 1.29 percent and 1.44 percent, respectively.  Net charge-offs amounted to $1.4 million for 2016, compared to $292 thousand for 2015.  The following table is a summary of the changes to the allowance for loan losses for the past five years, including net charge-offs to average loan ratios for each major loan category:

	For the years ended December 31,
(In thousands, except percentages)	2016	2015	2014	2013	2012
Balance, beginning of year	$12,759	$12,551	$13,141	$14,758	$16,348
Provision charged to expense	1,220	500	2,550	2,350	4,000
Charge-offs:
SBA loans held for investment	557	370	1,053	1,076	1,332
SBA 504 loans	—	589	92	1,193	808
Commercial loans	775	309	1,037	1,392	3,504
Residential mortgage loans	101	50	740	375	824
Consumer loans	30	130	593	588	56
Total charge-offs	1,463	1,448	3,515	4,624	6,524
Recoveries:
SBA loans held for investment	33	54	140	250	518
SBA 504 loans	—	—	—	182	108
Commercial loans	29	1,052	166	204	306
Residential mortgage loans	—	49	60	17	—
Consumer loans	1	1	9	4	2
Total recoveries	63	1,156	375	657	934
Total net charge-offs	1,400	292	3,140	3,967	5,590
Balance, end of year	$12,579	$12,759	$12,551	$13,141	$14,758
Selected loan quality ratios:
Net charge-offs to average loans:
SBA loans held for investment	0.92%	0.62%	1.72%	1.36%	1.19%
SBA 504 loans	—	1.94	0.27	2.67	1.52
Commercial loans	0.15	(0.17)	0.23	0.36	1.07
Residential mortgage loans	0.04	—	0.35	0.23	0.61
Consumer loans	0.03	0.19	1.14	1.28	0.12
Total loans	0.15	0.04	0.44	0.63	0.94
Allowance to total loans	1.29	1.44	1.65	1.94	2.51
Allowance to nonperforming loans	173.82	175.74	110.41	85.98	84.49

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

	2016		2015		2014		2013		2012
(In thousands, except percentages)	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans
Balance applicable to:
SBA loans held for investment	$1,576	4.4%	$1,961	4.4%	$1,883	5.3%	$2,587	7.2%	$3,378	10.0%
SBA 504 loans	573	2.7	741	3.3	1,337	4.5	957	4.7	1,312	7.1
Commercial loans	6,729	52.3	6,309	52.3	6,270	52.7	6,840	53.5	7,091	51.3
Residential mortgage loans	2,593	29.7	2,769	29.8	2,289	29.0	2,132	26.8	1,769	22.5
Consumer loans	925	9.4	817	8.7	667	7.8	573	6.8	524	7.9
Unallocated	183	—	162	—	105	—	52	—	684	—
Total loans held for investment	12,579	98.5	12,759	98.5	12,551	99.3	13,141	99.0	14,758	98.8
SBA loans held for sale	—	1.5	—	1.5	—	0.7	—	1.0	—	1.2
Total loans	$12,579	100.0%	$12,759	100.0%	$12,551	100.0%	$13,141	100.0%	$14,758	100.0%

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is maintained in other liabilities.  At December 31, 2016, a $181 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $138 thousand commitment reserve at December 31, 2015.

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

The following table shows period-end deposits and the concentration of each category of deposits for the past three years:

	2016		2015		2014
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
Noninterest-bearing demand deposits	$215,963	22.8%	$185,267	20.7%	$152,785	19.2%
Interest-bearing demand deposits	145,654	15.4	130,605	14.6	128,875	16.2
Savings deposits	363,462	38.5	301,447	33.7	300,348	37.9
Time deposits	220,644	23.3	277,174	31.0	212,333	26.7
Total deposits	$945,723	100.0%	$894,493	100.0%	$794,341	100.0%

Total deposits increased $51.2 million to $945.7 million at December 31, 2016, from $894.5 million at December 31, 2015.  This increase in deposits was due to increases of $62.0 million, $30.7 million, and $15.0 million in savings deposits, noninterest-bearing demand deposits and interest-bearing demand deposits, respectively, partially offset by a $56.5 million decrease in time deposits.

The Company’s deposit composition at December 31, 2016, consisted of 38.5 percent savings deposits, 23.3 percent time deposits, 22.8 percent noninterest-bearing demand deposits and 15.4 percent interest-bearing demand deposits.  This shift in deposit mix from December 31, 2015 reflects a 4.8 percent increase in savings deposits, a 2.1 percent increase in noninterest-bearing demand deposits and a 0.8 percent increase in interest-bearing demand deposits, offset by a 7.7 percent decrease in time deposits.

The increase in savings deposits was primarily due to new savings promotions. The increase in noninterest-bearing demand deposits is attributable to growth in commercial customer relationships. Total municipal deposits decreased $25.7 million from prior year end, with a decrease in municipal savings and time deposits, partially offset by an increase in interest-bearing demand deposits.

The following table shows average deposits and the concentration of each category of deposits for the past three years:

	For the years ended December 31,
	2016		2015		2014
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Average balance:
Noninterest-bearing demand deposits	$199,554	21.6%	$172,172	20.7%	$144,310	19.0%
Interest-bearing demand deposits	133,212	14.4	126,876	15.3	125,706	16.6
Savings deposits	328,486	35.7	290,848	35.1	274,395	36.1
Time deposits	261,225	28.3	240,132	28.9	214,984	28.3
Total deposits	$922,477	100.0%	$830,028	100.0%	$759,395	100.0%

For additional information on deposits, see Note 8 to the Consolidated Financial Statements.

Borrowed Funds and Subordinated Debentures

Borrowed funds consist primarily of fixed and adjustable rate advances from the Federal Home Loan Bank of New York and repurchase agreements.  These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation.  Residential mortgages and commercial loans collateralize the borrowings from the FHLB, while investment securities are pledged against the repurchase agreements.

Borrowed funds and subordinated debentures totaled $131.3 million and $107.5 million at December 31, 2016 and December 31, 2015, respectively, and are broken down in the following table:

(In thousands)	December 31, 2016	December 31, 2015
FHLB borrowings:
Fixed rate advances	$50,000	$50,000
Adjustable rate advances	50,000	20,000
Overnight advances	6,000	7,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	10,310	15,465
Total borrowed funds and subordinated debentures	$131,310	$107,465

The $23.8 million increase in total borrowed funds and subordinated debentures was due to a $29.0 million increase in FHLB borrowings, partially offset by a $5.2 million decrease in subordinated debentures. Borrowed funds increased $29.0 million from prior year-end due to the addition of two adjustable rate FHLB borrowings totaling $30.0 million, partially offset by reduced overnight borrowings during the year ended December 31, 2016. The following transactions impacted borrowed funds and subordinated debentures:

•
On February 26, 2016, the Company repurchased $5.2 million of its outstanding subordinated debentures, reducing its outstanding subordinated debt to $10.3 million.  The subordinated debentures were repurchased at a price of $0.5475 per dollar, resulting in a pre-tax gain of $2.3 million on the transaction.

•
On July 5, 2016, the Bank purchased a $20.0 million Adjustable Rate Credit ("ARC") FHLB borrowing with a rate of LIBOR plus 0.10%, maturing on February 16, 2017. This borrowing was swapped to a 5 year fixed rate borrowing at 1.048%.

•
The Bank had a $10.0 million FHLB borrowing with a rate of 4.27% maturing on April 5, 2017. On March 23, 2016, the Company modified this $10.0 million FHLB advance into a 4.75 year no-call 1 year (callable quarterly) at a rate of 2.10%.

•
The Bank had a $10.0 million FHLB borrowing with a rate of 3.397% maturing on December 20, 2017. On July 7, 2016, the Company modified this $10.0 million FHLB advance into a 5 year no-call 1 year (callable quarterly) at a rate of 1.80%.

•
The Bank had a $10.0 million ARC FHLB borrowing with a rate of 1.243% that matured on August 16, 2016. This $10.0 million FHLB advance was renewed for an additional six months at a rate of LIBOR minus 0.05%. This borrowing was swapped to a 5 year fixed rate borrowing at 1.103%.

•
The Bank had a $20.0 million ARC FHLB borrowing with a rate of 1.855% that matured on December 7, 2016. This $20.0 million FHLB advance was renewed for an additional six months at a rate of LIBOR minus 0.07%. This borrowing was swapped to a 5 year fixed rate borrowing at 1.730%.

In December 2016, the FHLB issued a $20.0 million municipal deposit letter of credit in the name of Unity Bank naming the NJ Department of Banking and Insurance as beneficiary. The letter of credit took the place of securities previously pledged to the state for the Bank's municipal deposits.

At December 31, 2016, the Company had $220.5 million of additional credit available at the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages, commercial loans and investment securities can increase the line with the FHLB.

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

The following table sets forth the gap ratio at December 31, 2016.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands, except percentages)	Under six months	Six months through one year	More than one year through three years	More than three years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets:
Cash and due from banks	$—	$—	$—	$—	$—	$22,105	$22,105
Federal funds sold and interest-bearing deposits	83,790	—	—	—	—	—	83,790
Federal Home Loan Bank stock	—	—	—	—	—	6,037	6,037
Securities	12,886	3,936	9,401	14,829	10,029	10,466	61,547
Loans	250,645	94,488	286,198	199,693	90,700	51,690	973,414
Other assets	—	—	—	—	—	43,013	43,013
Total assets	$347,321	$98,424	$295,599	$214,522	$100,729	$133,311	$1,189,906
Liabilities and shareholders' equity:
Noninterest-bearing demand deposits	$—	$—	$—	$—	$—	$215,963	$215,963
Savings and interest-bearing demand deposits	249,906	—	63,466	97,518	98,226	—	509,116
Time deposits	28,024	21,835	122,048	48,384	353	—	220,644
Borrowed funds and subordinated debentures	6,000	10,000	45,000	70,000	—	310	131,310
Other liabilities	—	—	—	—	—	6,582	6,582
Shareholders' equity	—	—	—	—	—	106,291	106,291
Total liabilities and shareholders' equity	$283,930	$31,835	$230,514	$215,902	$98,579	$329,146	$1,189,906
Gap	63,391	66,589	65,085	(1,380)	2,150	(195,835)
Cumulative gap	63,391	129,980	195,065	193,685	195,835	—
Cumulative gap to total assets	5.3%	10.9%	16.4%	16.3%	16.5%	—

At December 31, 2016, there was a six-month asset-sensitive gap of $63.4 million and a one-year asset-sensitive gap of $130.0 million, as compared to liability-sensitive gaps of $14.4 million and $2.0 million at December 31, 2015.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.  For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by the RMC to correct the imbalance.  Simulations are typically created over a 12 to 24 month time horizon.  At December 31, 2016, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would increase by approximately $1.8 million, or 4.5 percent.  A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $2.0 million or 4.9 percent.  These variances in net interest income are within the Board-approved guidelines of +/- 10 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Results falling outside prescribed ranges require action by the RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 1.9 percent in a rising rate environment and a decrease of 7.4 percent in a falling rate environment at December 31, 2016.  At December 31, 2015, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 7.8 percent in a rising rate environment and a decrease of 8.2 percent in a falling rate environment.  The variance in the EVPE at December 31, 2016 and 2015 were within the Board-approved guidelines in place at the time of +/- 20 percent.

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

The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of investment and loan principal, sales and maturities of investment securities, additional borrowings and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit inflows and outflows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Consolidated Statement of Cash Flows provides detail on the Company’s sources and uses of cash, as well as an indication of the Company’s ability to maintain an adequate level of liquidity.  As the Consolidated Bank comprises the majority of the assets of the Company, this Consolidated Statement of Cash Flows is indicative of the Consolidated Bank’s activity.  At December 31, 2016, the balance of cash and cash equivalents was $105.9 million, an increase of $17.7 million from December 31, 2015.  A discussion of the cash provided by and used in operating, investing and financing activities follows.

Operating activities provided $8.8 million and $3.0 million in net cash for the years ended December 31, 2016 and 2015.  The primary sources of funds were net income from operations and adjustments to net income, such as the proceeds from the sale of mortgage and SBA loans held for sale, partially offset by originations of mortgage and SBA loans held for sale.

Investing activities used $81.8 million and $110.7 million in net cash for the years ended December 31, 2016 and 2015, respectively.  Cash was primarily used to fund new loans, purchase securities, premises and equipment and FHLB stock, partially offset by cash inflows from proceeds from the sales of securities and maturities and pay downs on securities.

•
Securities.  The Consolidated Bank’s available for sale investment portfolio amounted to $40.6 million and $52.9 million at December 31, 2016 and December 31, 2015, respectively.  This excludes the Parent Company’s securities discussed under the heading “Parent Company Liquidity” below.  Projected cash flows from securities over the next twelve months are $10.4 million.

•
Loans.  The SBA loans held for sale portfolio amounted to $14.8 million and $13.1 million at December 31, 2016 and December 31, 2015, respectively.  Sales of these loans provide an additional source of liquidity for the Company.

•
Outstanding Commitments.  The Company was committed to advance approximately $181.1 million to its borrowers as of December 31, 2016, compared to $138.3 million at December 31, 2015.  At December 31, 2016, $86.4 million of these commitments expire within one year, compared to $51.3 million at December 31, 2015.  The Company had $4.1 million and $1.8 million in standby letters of credit at December 31, 2016 and December 31, 2015, respectively, which are included in the commitments amount noted above.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Financing activities provided $90.8 million and $66.0 million in net cash for the years ended December 31, 2016 and 2015, respectively, primarily due to an increase in the Company’s borrowings and deposits and the proceeds from the capital offering, partially offset by the Company’s repayment of borrowings.

•
Deposits.  As of December 31, 2016, deposits included $87.0 million of Government deposits, as compared to $112.7 million at year end 2015. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $82.0 million of deposits from twelve municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

•
Borrowed Funds.  Total FHLB borrowings amounted to $106.0 million and $77.0 million as of December 31, 2016 and 2015, respectively.  Third party repurchase agreements totaled $15.0 million as of both December 31, 2016 and December 31, 2015.  As a member of the Federal Home Loan Bank of New York, the Company can borrow additional funds based on the market value of collateral pledged.  At December 31, 2016, pledging provided an additional $220.5 million in borrowing potential from the FHLB.  In addition, the Company can pledge additional collateral in the form of 1 to 4 family residential mortgages, commercial loans or investment securities to increase this line with the FHLB.

Parent Company Liquidity
The Parent Company’s cash needs are funded by dividends paid by the Bank.  Other than its investment in the Bank and Unity Statutory Trust II, the Parent Company does not actively engage in other transactions or business.  Only expenses specifically for the benefit of the Parent Company are paid using its cash, which typically includes the payment of operating expenses.

At December 31, 2016, the Parent Company had $1.6 million in cash and cash equivalents and $1 thousand in investment securities valued at fair market value, compared to $466 thousand in cash and cash equivalents and $216 thousand in investment securities at December 31, 2015.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities or payment periods of off-balance sheet arrangements and contractual obligations as of December 31, 2016:

(In thousands)	One year or less	One to three years	Three to five years	Over five years	Total
Off-balance sheet arrangements:
Standby letters of credit	$2,138	$104	$1,900	$—	$4,142
Contractual obligations:
Time deposits	49,859	122,048	48,384	353	220,644
Borrowed funds and subordinated debentures	66,000	15,000	40,000	10,310	131,310
Operating lease obligations	290	372	268	70	1,000
Purchase obligations	1,646	3,291	3,291	137	8,365
Total off-balance sheet arrangements and contractual obligations	$119,933	$140,815	$93,843	$10,870	$365,461

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

Borrowed funds and subordinated debentures include fixed and adjustable rate borrowings from the Federal Home Loan Bank, repurchase agreements and subordinated debentures.  The borrowings have defined terms and under certain circumstances are callable at the option of the lender. For additional information on borrowed funds and subordinated debentures, see Note 9 to the Consolidated Financial Statements.

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

Capital Adequacy

A significant measure of the strength of a financial institution is its capital base. Shareholders’ equity increased $27.8 million to $106.3 million at December 31, 2016 compared to $78.5 million at December 31, 2015, primarily due to $14.4 million in additional capital as a result of the completion of the capital offering on December 8, 2016 for 1,068,400 shares at a weighted average price of $14.04 per share and net income of $13.2 million.  Other items impacting shareholders’ equity included $1.5 million in dividends paid on common stock, $159 thousand in unrealized losses net of tax on available for sale securities, $1.1 million from the issuance of common stock under employee benefit plans, $729 thousand in unrealized gains net of tax on cash flow hedges and $57 thousand in adjustments related to the defined benefit plan. The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

For additional information on shareholders’ equity, see Note 12 to the Consolidated Financial Statements.

Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders’ equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt,  preferred stock and hybrid instruments which do not qualify as tier 1 capital.  Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require the Company and the Bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-weighted assets).  A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-weighted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-weighted assets of 8 percent.  In addition, banks are required to meet a leverage capital requirement, which measures tier 1 capital against average assets.  Banks which are highly rated and not experiencing significant growth are required to maintain a leverage ratio of 3 percent while all other banks are expected to maintain a leverage ratio 1 to 2 percentage points higher.  Finally, the Bank is required to maintain a ratio of common equity tier 1 capital, consisting solely of common equity, to risk-weighted assets of at least 4.5%. The Company is subject to similar requirements on a consolidated basis.

The following table summarizes the Company’s and the Bank’s regulatory capital ratios at December 31, 2016 and 2015, as well as the minimum regulatory capital ratios required for the Bank to be deemed “well-capitalized.”  The Company’s capital amounts and ratios reflect the capital decreases described above.

	At December 31, 2016		Required for capital adequacy purposes effective				To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2016		January 1, 2019		Bank
Leverage ratio	9.73%	9.50%	4.000%		4.00%		5.00%
CET1	11.49%	12.23%	5.125%	(1)	7.00%	(2)	6.50%
Tier I risk-based capital ratio	12.58%	12.23%	6.625%	(1)	8.50%	(2)	8.00%
Total risk-based capital ratio	13.84%	13.48%	8.625%	(1)	10.50%	(2)	10.00%

(1) Includes 0.625% capital conservation buffer.
(2) Includes 2.5% capital conservation buffer.

	At December 31, 2015		Required for capital adequacy purposes effective			To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2015	January 1, 2019		Bank
Leverage ratio	8.82%	7.95%	4.000%	4.00%		5.00%
CET1	9.37%	10.08%	4.500%	7.00%	(3)	6.50%
Tier I risk-based capital ratio	11.18%	10.08%	6.000%	8.50%	(3)	8.00%
Total risk-based capital ratio	12.43%	12.36%	8.000%	10.50%	(3)	10.00%

(3) Includes 2.5% capital conservation buffer.

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

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2016, contains a summary of the Company’s significant accounting policies.  Management believes the Company’s policies with respect to the methodology for the determination of the other-than-temporary impairment on securities, servicing assets, allowance for loan losses, and income taxes involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters.  Changes in these judgments, assumptions or estimates could materially impact results of operations.  These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

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

Income Taxes

The Company accounts for income taxes according to the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If tax reform results in a decline in the corporate tax rates the Company would have to write-down its deferred tax asset.

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

Management’s Report on Internal Control
Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934.  Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Pursuant to the rules of the Securities and Exchange Commission, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016 has not been attested to by RSM US LLP, the independent registered public accounting firm that audited the Company’s Consolidated Financial Statements for the year ended December 31, 2016, as stated in their report which is included herein.

/s/ James A. Hughes
James A. Hughes
President and Chief Executive Officer

/s/ Alan J. Bedner
Alan J. Bedner
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Shareholders
Unity Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheets of Unity Bancorp, Inc. and subsidiaries (“the Company”) as of December 31, 2016 and 2015, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years then ended.  These Consolidated Financial Statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Blue Bell, Pennsylvania
March 3, 2017

Consolidated Balance Sheets

(In thousands)	December 31, 2016	December 31, 2015
ASSETS
Cash and due from banks	$22,105	$22,681
Federal funds sold and interest-bearing deposits	83,790	65,476
Cash and cash equivalents	105,895	88,157
Securities:
Securities available for sale	40,568	52,865
Securities held to maturity (fair value of $20,968 and $18,607 in 2016 and 2015, respectively)	20,979	18,471
Total securities	61,547	71,336
Loans:
SBA loans held for sale	14,773	13,114
SBA loans held for investment	42,492	39,393
SBA 504 loans	26,344	29,353
Commercial loans	509,171	465,518
Residential mortgage loans	289,093	264,523
Consumer loans	91,541	77,057
Total loans	973,414	888,958
Allowance for loan losses	(12,579)	(12,759)
Net loans	960,835	876,199
Premises and equipment, net	23,398	15,171
Bank owned life insurance ("BOLI")	13,758	13,381
Deferred tax assets	5,512	5,968
Federal Home Loan Bank ("FHLB") stock	6,037	4,600
Accrued interest receivable	4,462	3,884
Other real estate owned ("OREO")	1,050	1,591
Goodwill and other intangibles	1,516	1,516
Other assets	5,896	3,063
Total assets	$1,189,906	$1,084,866
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand	$215,963	$185,267
Interest-bearing demand	145,654	130,605
Savings	363,462	301,447
Time, under $100,000	123,724	134,468
Time, $100,000 and over, under $250,000	75,567	104,106
Time, $250,000 and over	21,353	38,600
Total deposits	945,723	894,493
Borrowed funds	121,000	92,000
Subordinated debentures	10,310	15,465
Accrued interest payable	430	461
Accrued expenses and other liabilities	6,152	3,977
Total liabilities	1,083,615	1,006,396
Shareholders' equity:
Common stock, no par value, 12,500 shares authorized, 10,477 shares issued and outstanding in 2016; 9,279 shares issued and outstanding in 2015	85,383	59,371
Retained earnings	20,748	19,566
Accumulated other comprehensive income (loss)	160	(467)
Total shareholders' equity	106,291	78,470
Total liabilities and shareholders' equity	$1,189,906	$1,084,866

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Issued and outstanding common shares have been adjusted to account for the 10% stock dividend paid September 30, 2016.

Consolidated Statements of Income

	For the years ended December 31,
(In thousands, except per share amounts)	2016	2015
INTEREST INCOME
Federal funds sold and interest-bearing deposits	$214	$39
FHLB stock	245	155
Securities:
Taxable	1,698	1,459
Tax-exempt	204	284
Total securities	1,902	1,743
Loans:
SBA loans	3,181	2,693
SBA 504 loans	1,356	1,414
Commercial loans	23,900	21,357
Residential mortgage loans	12,205	11,048
Consumer loans	4,021	3,202
Total loans	44,663	39,714
Total interest income	47,024	41,651
INTEREST EXPENSE
Interest-bearing demand deposits	537	438
Savings deposits	1,742	1,088
Time deposits	3,670	3,160
Borrowed funds and subordinated debentures	2,818	2,974
Total interest expense	8,767	7,660
Net interest income	38,257	33,991
Provision for loan losses	1,220	500
Net interest income after provision for loan losses	37,037	33,491
NONINTEREST INCOME
Branch fee income	1,269	1,520
Service and loan fee income	2,030	1,996
Gain on sale of SBA loans held for sale, net	2,099	1,204
Gain on sale of mortgage loans, net	1,610	1,674
BOLI income	378	380
Net security gains	424	28
Gain on repurchase of subordinated debt	2,264	—
Other income	986	927
Total noninterest income	11,060	7,729
NONINTEREST EXPENSE
Compensation and benefits	14,952	14,295
Occupancy	2,360	2,515
Processing and communications	2,445	2,461
Furniture and equipment	1,700	1,643
Professional services	976	942
Loan costs and OREO expense	989	1,141
Deposit insurance	713	669
Advertising	1,095	1,030
Director fees	559	437
Other expenses	1,842	1,719
Total noninterest expense	27,631	26,852
Income before provision for income taxes	20,466	14,368
Provision for income taxes	7,257	4,811
Net income	$13,209	$9,557
Net income per common share - Basic	$1.40	$1.03
Net income per common share - Diluted	$1.38	$1.02
Weighted average common shares outstanding - Basic	9,416	9,267
Weighted average common shares outstanding - Diluted	9,572	9,382

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

All share information has been adjusted for the 10% stock dividend paid September 30, 2016.

Consolidated Statements of Comprehensive Income

	For the years ended December 31,
	2016			2015
(In thousands)	Before tax amount	Income tax expense (benefit)	Net of tax amount	Before tax amount	Income tax expense (benefit)	Net of tax amount
Net income	$20,466	$7,257	$13,209	$14,368	$4,811	$9,557
Other comprehensive income (loss)
Investment securities available for sale:
Unrealized holding gains (losses) on securities arising during the period	157	41	116	(211)	(84)	(127)
Less: reclassification adjustment for gains on securities included in net income	424	149	275	28	10	18
Total unrealized losses on securities available for sale	(267)	(108)	(159)	(239)	(94)	(145)
Adjustments related to defined benefit plan:
Initial recognition of prior service cost	—	—	—	(830)	(332)	(498)
Amortization of prior service cost	83	26	57	83	33	50
Total adjustments related to defined benefit plan	83	26	57	(747)	(299)	(448)
Net unrealized gains (losses) from cash flow hedges:
Unrealized holding gains (losses) on cash flow hedges arising during the period	1,232	503	729	(28)	(11)	(17)
Total unrealized gains (losses) on cash flow hedges	1,232	503	729	(28)	(11)	(17)
Total other comprehensive income (loss)	1,048	421	627	(1,014)	(404)	(610)
Total comprehensive income	$21,514	$7,678	$13,836	$13,354	$4,407	$8,947

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity

	Common stock		Retained earnings (deficit)	Accumulated other comprehensive income(loss)	Total Shareholders' equity
(In thousands, except per share amounts)	Shares	Amount
Balance, December 31, 2014	9,227	$58,785	$11,195	$143	$70,123
Net income			9,557		9,557
Other comprehensive loss, net of tax				(610)	(610)
Dividends on common stock ($0.13 per share)		77	(1,186)		(1,109)
Common stock issued and related tax effects (1)	52	509			509
Balance at December 31, 2015	9,279	59,371	19,566	(467)	78,470
Net income			13,209		13,209
Other comprehensive income, net of tax				627	627
Dividends on common stock ($0.18 per share)		109	(1,633)		(1,524)
10% stock dividend paid September 30, 2016		10,394	(10,394)		—
Common stock issued and related tax effects (1)	130	1,097			1,097
Proceeds from capital offering (2)	1,068	14,412			14,412
Balance, December 31, 2016	10,477	$85,383	$20,748	$160	$106,291
(1) Includes the issuance of common stock under employee benefit plans, which includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.
(2) Represents gross proceeds of $14.6 million reduced by legal, accounting and other filing fees of approximately $213 thousand.

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the twelve months ended December 31,
(In thousands)	2016	2015
OPERATING ACTIVITIES:
Net income	$13,209	$9,557
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,220	500
Net amortization of purchase premiums and discounts on securities	346	514
Depreciation and amortization	734	530
Deferred income tax expense	110	367
Net security gains	(424)	(28)
Gains on repurchase of subordinated debentures	(2,264)	—
Stock compensation expense	545	450
(Gain) Loss on sale of OREO	(71)	247
Valuation writedowns on OREO	300	—
Gain on sale of mortgage loans held for sale, net	(1,610)	(1,674)
Gain on sale of SBA loans held for sale, net	(2,099)	(1,204)
Origination of mortgage loans held for sale	(108,120)	(94,259)
Origination of SBA loans held for sale	(29,916)	(22,543)
Proceeds from sale of mortgage loans held for sale, net	109,730	95,933
Proceeds from sale of SBA loans held for sale, net	26,837	15,297
BOLI income	(378)	(380)
Net change in other assets and liabilities	639	(325)
Net cash provided by operating activities	8,788	2,982
INVESTING ACTIVITIES
Purchases of securities held to maturity	(11,322)	(1,264)
Purchases of securities available for sale	(9,339)	(2,255)
Purchases of FHLB stock, at cost	(4,182)	(16,568)
Maturities and principal payments on securities held to maturity	2,201	2,717
Maturities and principal payments on securities available for sale	8,927	8,295
Proceeds from sales of securities held to maturity	6,661	—
Proceeds from sales of securities available for sale	12,472	528
Proceeds from redemption of FHLB stock	2,745	18,000
Proceeds from sale of OREO	2,302	4,272
Net increase in loans	(82,697)	(123,463)
Purchases of premises and equipment	(9,595)	(951)
Net cash used in investing activities	(81,827)	(110,689)
FINANCING ACTIVITIES
Net increase in deposits	51,230	100,152
Proceeds from new borrowings	76,000	47,000
Repayments of borrowings	(47,000)	(80,000)
Repurchase of subordinated debentures	(2,891)	—
Proceeds from exercise of stock options	550	—
Dividends on common stock	(1,524)	(1,109)
Proceeds from capital offering	14,412	—
Net cash provided by financing activities	90,777	66,043
Increase (decrease) in cash and cash equivalents	17,738	(41,664)
Cash and cash equivalents, beginning of year	88,157	129,821
Cash and cash equivalents, end of year	$105,895	$88,157

SUPPLEMENTAL DISCLOSURES
Cash:
Interest paid	$8,798	$7,673
Income taxes paid	7,592	4,791
Noncash investing activities:
Transfer of SBA loans held for sale to held to maturity	—	86
Capitalization of servicing rights	1,472	927
Transfer of loans to OREO	1,990	4,948

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

Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, the Bank, is chartered by the New Jersey Department of Banking and Insurance.  The Bank provides a full range of commercial and retail banking services through seventeen branch offices located in Bergen, Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County in Pennsylvania.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

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

The Company has two wholly-owned subsidiaries: Unity (NJ) Statutory Trust II and Unity Risk Management, Inc. For additional information on Unity (NJ) Statutory Trust II, see Note 9 to the Consolidated Financial Statements. Unity Risk Management, Inc. is the Company's captive insurance company that insures risks to the bank not provided by the traditional commercial insurance market.

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

10 Percent Stock Dividend Paid

On September 30, 2016 a 10 percent stock dividend was paid to all shareholders of record as of September 15, 2016. All share information has been adjusted as necessary to account for this dividend.

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

The amounts reported have been adjusted for the 10% stock dividend paid on September 30, 2016.

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

Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).”  ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 606, Revenue Recognition, and most industry-specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The accounting changes in this update have been revised to defer the effective date for public business entities for annual reporting periods beginning after December 15, 2017 and the interim periods within that year.  The FASB has also issued clarification guidance as it relates to principal versus agent considerations for revenue recognition purposes and clarification guidance on other various considerations related to the new revenue recognition guidance. Additionally, during April 2016, the FASB issued further clarification guidance related to identifying performance obligations and licensing. Early adoption is permitted as of the first interim or annual period beginning after December 15, 2016.  The Company is currently evaluating this guidance to determine the impact on its consolidated financial statements.

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

ASU 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting." ASU 2016-09 was issued as part of FASB's simplification initiative as a result of its post-implementation review of FASB Statement No. 123(R), Share-Based Payment. Areas addressed include the accounting for income taxes, classification of awards as either equity or liabilities and classification on the statement of cash flows. The ASU is aimed at reducing the cost and complexity of accounting for share-based payments but will likely result in fluctuations in net income and earnings per share. Under this guidance all excess tax benefits and deficiencies related to employee stock compensation will be recognized within income tax expense via a lower effective tax rate, versus previously being recognized in additional paid in capital. For public business entities, ASU 2016-09 is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company has applied this change and the impact of the adoption of ASU 2016-09 on its consolidated financial statements was immaterial.

ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU 2016-13 was issued to replace the incurred loss impairment methodology in current GAAP with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit impaired loans will receive an allowance account at the acquisition date that represents a component of the purchase price allocation. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses, with such allowance limited to the amount by which fair value is below amortized cost. For public business entities, ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments." ASU 2016-15 was issued to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this update provide guidance on the following eight specific cash flow issues:

•	Debt Prepayment or Debt Extinguishment Costs

•	Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing

•	Contingent Consideration Payments Made after a Business Combination

•	Proceeds from the Settlement of Insurance Claims

•	Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, include Bank-Owned Life Insurance Policies

•	Distributions Received from Equity Method Investees

•	Beneficial Interest in Securitization Transactions

•	Separately Identifiable Cash Flows and Application of the Predominance Principle
The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoptions of ASU 2016-15 on its consolidated financial statements.

ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash." ASU 2016-18 was issued to address divergence in the way restricted cash is classified and presented. The amendments in the update require that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The amendments in this update apply to entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendment says that transfers between cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are not part of the entity's operating, investing, and financing activities. For public business entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoptions of ASU 2016-18 on its consolidated financial statements.

ASU 2017-04, "Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." ASU 2017-04 was issued in an effort to simplify accounting in a new standard. The amendments in this update require that an entity perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendment states that an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For public business entities, ASU 2017-04 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performing on testing dates after January 1, 2017. The Company is currently evaluating the impact of the adoptions of ASU 2017-04 on its consolidated financial statements.

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other,” which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Based on a qualitative assessment, management determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2016.

2.  Restrictions on Cash

Federal law requires depository institutions to hold reserves in the form of vault cash or, if vault cash is insufficient, in the form of a deposit maintained with a Federal Reserve Bank (“FRB”).  The dollar amount of a depository institution's reserve requirement is determined by applying the reserve ratios specified in the FRB’s Regulation D to an institution's reservable liabilities.  As of December 31, 2016, the Company required $15 thousand of additional reserves to meet its reserve requirements. As of December 31, 2015 the Company had sufficient vault cash to meet its reserve requirements and no additional reserves were required.

In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a predetermined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $156 thousand as of December 31, 2016 compared to $179 thousand at December 31, 2015.  This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

3.  Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2016 and December 31, 2015:

	December 31, 2016				December 31, 2015
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:
U.S. Government sponsored entities	$3,744	$2	$(30)	$3,716	$6,649	$—	$(68)	$6,581
State and political subdivisions	5,545	19	(62)	5,502	10,625	159	(2)	10,782
Residential mortgage-backed securities	21,547	339	(255)	21,631	26,191	449	(201)	26,439
Corporate and other securities	10,003	—	(284)	9,719	9,404	71	(412)	9,063
Total securities available for sale	$40,839	$360	$(631)	$40,568	$52,869	$679	$(683)	$52,865
Held to maturity:
U.S. Government sponsored entities	$3,530	$—	$(128)	$3,402	$3,988	$—	$(87)	$3,901
State and political subdivisions	2,306	181	(1)	2,486	2,364	187	(1)	2,550
Residential mortgage-backed securities	4,799	98	(25)	4,872	6,232	141	(28)	6,345
Commercial mortgage-backed securities	3,796	—	(148)	3,648	3,902	—	(62)	3,840
Corporate and other securities	6,548	12	—	6,560	1,985	—	(14)	1,971
Total securities held to maturity	$20,979	$291	$(302)	$20,968	$18,471	$328	$(192)	$18,607

This table provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2016 is distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.

	Within one year		After one through five years		After five through ten years		After ten years		Total carrying value
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
U.S. Government sponsored entities	$—	—%	$3,716	1.61%	$—	—%	$—	—%	$3,716	1.61%
State and political subdivisions	—	—%	769	3.12	1,306	3.05	3,427	2.73	5,502	2.86
Residential mortgage-backed securities	11	4.16%	526	2.25	4,641	2.23	16,453	2.93	21,631	2.77
Corporate and other securities	2,402	1.72%	112	1.65	4,443	1.72	2,762	3.71	9,719	2.29
Total securities available for sale	$2,413	1.73%	$5,123	1.90%	$10,390	2.11%	$22,642	3.00%	$40,568	2.56%
Held to maturity at cost:
U.S. Government sponsored entities	$—	—%	$—	—%	$—	—%	$3,530	1.97%	$3,530	1.97%
State and political subdivisions	213	1.00	—	—%	492	5.07%	1,601	4.64	2,306	4.39
Residential mortgage-backed securities	17	3.56	34	5.00	753	2.80	3,995	2.87	4,799	2.88
Commercial mortgage-backed securities	—	—%	—	—%	—	—%	3,796	2.76	3,796	2.76
Corporate and other securities	—	—%	—	—%	4,535	5.72	2,013	8.80	6,548	6.67
Total securities held to maturity	$230	1.19%	$34	5.00%	$5,780	5.28%	$14,935	3.62%	$20,979	4.05%

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	1	$1,962	$(30)	$—	$—	$1,962	$(30)
State and political subdivisions	4	3,833	(62)	—	—	3,833	(62)
Residential mortgage-backed securities	13	7,813	(139)	2,983	(116)	10,796	(255)
Corporate and other securities	6	822	(67)	5,376	(217)	6,198	(284)
Total temporarily impaired securities	24	$14,430	$(298)	$8,359	$(333)	$22,789	$(631)
Held to maturity:
U.S. Government sponsored entities	2	$3,402	$(128)	$—	$—	$3,402	$(128)
State and political subdivisions	1	212	(1)	—	—	212	(1)
Residential mortgage-backed securities	2	776	(15)	441	(10)	1,217	(25)
Commercial mortgage-backed securities	2	3,648	(148)	—	—	3,648	(148)
Total temporarily impaired securities	7	$8,038	$(292)	$441	$(10)	$8,479	$(302)

	December 31, 2015
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	9	$4,165	$(12)	$2,416	$(56)	$6,581	$(68)
State and political subdivisions	3	1,584	(2)	—	—	1,584	(2)
Residential mortgage-backed securities	11	6,195	(36)	4,508	(165)	10,703	(201)
Corporate and other securities	11	4,730	(174)	3,756	(238)	8,486	(412)
Total temporarily impaired securities	34	$16,674	$(224)	$10,680	$(459)	$27,354	$(683)
Held to maturity:
U.S. Government sponsored entities	2	$—	$—	$3,901	$(87)	$3,901	$(87)
State and political subdivisions	1	263	(1)	—	—	263	(1)
Residential mortgage-backed securities	3	—	—	1,853	(28)	1,853	(28)
Commercial mortgage-backed securities	2	3,840	(62)	—	—	3,840	(62)
Corporate and other securities	1	971	(14)	—	—	971	(14)
Total temporarily impaired securities	9	$5,074	$(77)	$5,754	$(115)	$10,828	$(192)

Unrealized Losses

The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:

U.S. government sponsored entities and state and political subdivision securities: The unrealized losses on investments in these types of securities were caused by the increase in interest rate spreads or the increase in interest rates at the long end of the Treasury curve. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investments.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than temporarily impaired as of December 31, 2016.  There was no other-than-temporary impairment on these securities at December 31, 2015.

Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by increases in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The majority of contractual cash flows of these securities are guaranteed by the Federal National Mortgage Association (FNMA), the Government National Mortgage Association (GNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2016 or December 31, 2015.

Corporate and other securities: Included in this category are corporate debt securities, Community Reinvestment Act (“CRA”) investments, asset-backed securities, and one trust preferred security.  The unrealized losses on corporate debt securities were due to widening credit spreads or the increase in interest rates at the long end of the Treasury curve and the unrealized losses on CRA investments were caused by decreases in the market prices of the shares.  The Company evaluated the prospects of the issuers and forecasted a recovery period; and as a result determined it did not consider these investments to be other-than-temporarily impaired as of December 31, 2016 or December 31, 2015.  The unrealized loss on the trust preferred security was caused by an inactive trading market and changes in market credit spreads.  At December 31, 2016 and December 31, 2015, this category consisted of one single-issuer trust preferred security.  The contractual terms do not allow the security to be settled at a price less than the par value.  Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company did not consider this security to be other-than-temporarily impaired as of December 31, 2016 or December 31, 2015.

Realized Gains and Losses

Gross realized gains and losses on securities for the past two years are detailed in the table below:

	For the years ended December 31,
(In thousands)	2016	2015
Available for sale:
Realized gains	$302	$28
Realized losses	(1)	—
Total securities available for sale	301	28
Held to maturity:
Realized gains	123	—
Realized losses	—	—
Total securities held to maturity	123	—
Net gains on sales of securities	$424	$28

The net realized gains are included in noninterest income in the Consolidated Statements of Income as net security gains.  For 2016 and 2015, gross realized gains on sales of securities amounted to $425 thousand and $28 thousand, respectively.  There were $1 thousand of gross realized losses in 2016, compared to no loss in 2015.

•
The net gains during 2016 are attributed to the sale of fifteen municipal securities with a total book value of $6.4 million and resulting gains of $112 thousand, the sale of two SBA securities with a book value of $2.5 million and resulting gains of $12 thousand, the sale of thirteen equity securities totaling $515 thousand in book value, resulting in pre-tax gains of approximately $177 thousand, and the sale of five corporate bonds with a total book value of $8.5 million and resulting gains of $124 thousand, partially offset by the sale of one SBA security with a book value of $753 thousand which resulted in a loss of $1 thousand.

•	The net gains during 2015 are attributed to the sale of one corporate bond security with a total book value of $500 thousand and resulting in a gain of $28 thousand.

Pledged Securities

Securities with a carrying value of $17.7 million and $18.5 million at December 31, 2016 and December 31, 2015, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.

4.  Loans

The following table sets forth the classification of loans by class, including unearned fees, deferred costs and excluding the allowance for loan losses for the past two years:

(In thousands)	December 31, 2016	December 31, 2015
SBA loans held for investment	$42,492	$39,393
SBA 504 loans	26,344	29,353
Commercial loans
Commercial other	58,447	49,332
Commercial real estate	422,418	391,071
Commercial real estate construction	28,306	25,115
Residential mortgage loans	289,093	264,523
Consumer loans
Home equity	47,411	45,042
Consumer other	44,130	32,015
Total loans held for investment	$958,641	$875,844
SBA loans held for sale	14,773	13,114
Total loans	$973,414	$888,958

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

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2016:

	December 31, 2016
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$38,990	$2,023	$1,479	$42,492
SBA 504 loans	24,635	1,073	636	26,344
Commercial loans
Commercial other	57,000	1,422	25	58,447
Commercial real estate	408,288	13,729	401	422,418
Commercial real estate construction	27,556	750	—	28,306
Total commercial loans	492,844	15,901	426	509,171
Total SBA, SBA 504 and commercial loans	$556,469	$18,997	$2,541	$578,007
	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans		$286,421	$2,672	$289,093
Consumer loans
Home equity		46,929	482	47,411
Consumer other		42,154	1,976	44,130
Total consumer loans		890,833	2,458	91,541
Total residential mortgage and consumer loans		$375,504	$5,130	$380,634

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2015:

	December 31, 2015
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$35,032	$2,647	$1,714	$39,393
SBA 504 loans	24,003	4,917	433	29,353
Commercial loans
Commercial other	45,870	2,373	1,089	49,332
Commercial real estate	369,510	18,978	2,583	391,071
Commercial real estate construction	24,061	1,054	—	25,115
Total commercial loans	439,441	22,405	3,672	465,518
Total SBA, SBA 504 and commercial loans	$498,476	$29,969	$5,819	$534,264
	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans		$262,299	$2,224	$264,523
Consumer loans
Home equity		44,452	590	45,042
Consumer other		32,015	—	32,015
Total consumer loans		76,467	590	77,057
Total residential mortgage and consumer loans		$338,766	$2,814	$341,580

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

The following tables set forth an aging analysis of past due and nonaccrual loans as of December 31, 2016 and December 31, 2015:

	December 31, 2016
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$491	$397	$—	$1,168	$2,056	$40,436	$42,492
SBA 504 loans	—	—	—	513	513	25,831	26,344
Commercial loans
Commercial other	50	—	—	25	75	58,372	58,447
Commercial real estate	1,108	574	—	401	2,083	420,335	422,418
Commercial real estate construction	—	—	—	—	—	28,306	28,306
Residential mortgage loans	2,932	263	—	2,672	5,867	283,226	289,093
Consumer loans
Home equity	227	—	—	482	709	46,702	47,411
Consumer other	—	—	—	1,976	1,976	42,154	44,130
Total loans held for investment	$4,808	$1,234	$—	$7,237	$13,279	$945,362	$958,641
SBA loans held for sale	—	—	—	—	—	14,773	14,773
Total loans	$4,808	$1,234	$—	$7,237	$13,279	$960,135	$973,414

(1)	At December 31, 2016, nonaccrual loans included $153 thousand of TDRs and $60 thousand of loans guaranteed by the SBA.

	December 31, 2015
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$1,153	$456	$—	$1,764	$3,373	$36,020	$39,393
SBA 504 loans	—	—	—	518	518	28,835	29,353
Commercial loans
Commercial other	157	—	—	10	167	49,165	49,332
Commercial real estate	444	283	—	2,154	2,881	388,190	391,071
Commercial real estate construction	356	—	—	—	356	24,759	25,115
Residential mortgage loans	2,307	1,078	—	2,224	5,609	258,914	264,523
Consumer loans
Home equity	130	3	—	590	723	44,319	45,042
Consumer other	1	—	—	—	1	32,014	32,015
Total loans held for investment	$4,548	$1,820	$—	$7,260	$13,628	$862,216	$875,844
SBA loans held for sale	—	—	—	—	—	13,114	13,114
Total loans	$4,548	$1,820	$—	$7,260	$13,628	$875,330	$888,958

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

The following tables provide detail on the Company’s loans individually evaluated for impairment with the associated allowance amount, if applicable, as of December 31, 2016 and December 31, 2015:

	December 31, 2016
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$1,235	$653	$—
SBA 504 loans	513	513	—
Commercial loans
Commercial other	25	25	—
Commercial real estate	42	43	—
Total commercial loans	67	68	—
Total impaired loans with no related allowance	1,815	1,234	—
With an allowance:
SBA loans held for investment (1)	975	455	246
Commercial loans
Commercial other	13	—	—
Commercial real estate	358	358	34
Total commercial loans	371	358	34
Total impaired loans with a related allowance	1,346	813	280
Total individually evaluated impaired loans:
SBA loans held for investment (1)	2,210	1,108	246
SBA 504 loans	513	513	—
Commercial loans
Commercial other	38	25	—
Commercial real estate	400	401	34
Total commercial loans	438	426	34
Total individually evaluated impaired loans	$3,161	$2,047	$280

(1)	Balances are reduced by amount guaranteed by the SBA of $60 thousand at December 31, 2016.

	December 31, 2015
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$961	$518	$—
SBA 504 loans	2,226	2,226	—
Commercial loans
Commercial real estate	1,365	1,366	—
Total commercial loans	1,365	1,366	—
Total impaired loans with no related allowance	4,552	4,110	—
With an allowance:
SBA loans held for investment (1)	2,203	1,389	705
Commercial loans
Commercial other	33	10	10
Commercial real estate	1,664	1,664	127
Total commercial loans	1,697	1,674	137
Total impaired loans with a related allowance	3,900	3,063	842
Total individually evaluated impaired loans:
SBA loans held for investment (1)	3,164	1,907	705
SBA 504 loans	2,226	2,226	—
Commercial loans
Commercial other	33	10	10
Commercial real estate	3,029	3,030	127
Total commercial loans	3,062	3,040	137
Total individually evaluated impaired loans	$8,452	$7,173	$842

(1)	Balances are reduced by amount guaranteed by the SBA of $288 thousand at December 31, 2015.

The following table presents the average recorded investments in impaired loans and the related amount of interest recognized during the time period in which the loans were impaired for the years ended December 31, 2016 and 2015.  The average balances are calculated based on the month-end balances of impaired loans.  When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method, therefore no interest income is recognized.  The interest recognized on impaired loans noted below represents accruing troubled debt restructurings only and nominal amounts of income recognized on a cash basis for well-collateralized impaired loans.

	For the years ended December 31,
	2016		2015
(In thousands)	Average recorded investment	Interest income recognized on impaired loans	Average recorded investment	Interest income recognized on impaired loans
SBA loans held for investment (1)	$1,535	$14	$1,887	$90
SBA 504 loans	798	—	2,488	106
Commercial loans
Commercial other	607	38	960	102
Commercial real estate	1,198	59	5,100	64
Commercial real estate construction	272	—	—	—
Total	$4,410	$111	$10,435	$362

(1)	Balances are reduced by the average amount guaranteed by the SBA of $246 thousand and $416 thousand for years ended December 31, 2016 and 2015, respectively.

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

TDRs of $153 thousand and $3.3 million are included in the impaired loan numbers as of December 31, 2016 and December 31, 2015, respectively. At December 31, 2016, there were specific reserves of $34 thousand on the nonperforming TDR. At December 31, 2015, there were specific reserves of $208 thousand on TDRS, $167 thousand on performing TDRs and $41 thousand on nonperforming TDRs.  At December 31, 2016, $153 thousand of TDRs were in nonaccrual status, compared to $293 thousand at December 31, 2015.  The decrease during the twelve month period was primarily due to the payoff of five loans and principal paydowns.  As of December 31, 2016, there are no TDRs in accrual status.  There are no commitments to lend additional funds on these loans.

There were no loans modified as a TDR during the years ended December 31, 2016 or 2015. To date, the Company’s TDRs consisted of interest rate reductions, interest only periods, and maturity extensions.  There has been no principal forgiveness. There were no loans modified as a TDR within the previous 12 months that subsequently defaulted at some point during the years ended December 31, 2016 or 2015. In this case, the subsequent default is defined as 90 days past due or transferred to nonaccrual status.

Other Loan Information

Servicing Assets:
Loans sold to others and serviced by the Company are not included in the accompanying Consolidated Balance Sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $137.8 million and $118.1 million at December 31, 2016 and 2015, respectively.  At December 31, 2016 and 2015, the carrying value, which approximates fair value, of servicing assets was $2.1 million and $1.4 million, respectively, and is included in Other Assets.  The fair value of SBA servicing assets was determined using a discount rate of 15 percent, constant prepayment speeds ranging from 15% to 18%, and interest strip multiples ranging from 2.08% to 3.80%, depending on each individual credit.  The fair value of mortgage servicing assets was determined using a discount rate of 12 percent and the present value of excess servicing over 7 years.  A summary of the changes in the related servicing assets for the past two years follows:

	For the years ended December 31,
(In thousands)	2016	2015
Balance, beginning of year	$1,389	$753
Servicing assets capitalized	1,472	927
Amortization of expense	(775)	(291)
Provision for loss in fair value	—	—
Balance, end of year	$2,086	$1,389

In addition, the Company had a $1.3 million and $854 thousand discount related to the retained portion of the unsold SBA loans at December 31, 2016 and 2015, respectively.

Officer and Director Loans:
In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	December 31, 2016	December 31, 2015
Balance, beginning of year	$37,394	$26,452
New loans and advances	31	15,809
Loan repayments	(8,169)	(4,867)
Balance, end of year	$29,256	$37,394

Loan Portfolio Collateral:
The majority of the Company’s loans are secured by real estate.  Declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  At both December 31, 2016 and 2015, approximately 96 percent of the Company’s loan portfolio was secured by real estate.

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

•
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

•
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

The following tables detail the activity in the allowance for loan losses by portfolio segment for the past two years:

	For the year ended December 31, 2016
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$1,961	$741	$6,309	$2,769	$817	$162	$12,759
Charge-offs	(557)	—	(775)	(101)	(30)		(1,463)
Recoveries	33	—	29	—	1		63
Net charge-offs	(524)	—	(746)	(101)	(29)	—	(1,400)
Provision for loan losses charged to expense	139	(168)	1,166	(75)	137	21	1,220
Balance, end of period	$1,576	$573	$6,729	$2,593	$925	$183	$12,579

	For the year ended December 31, 2015
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$1,883	$1,337	$6,270	$2,289	$667	$105	$12,551
Charge-offs	(370)	(589)	(309)	(50)	(130)		(1,448)
Recoveries	54	—	1,052	49	1		1,156
Net charge-offs	(316)	(589)	743	(1)	(129)	—	(292)
Provision for loan losses charged to expense	394	(7)	(704)	481	279	57	500
Balance, end of period	$1,961	$741	$6,309	$2,769	$817	$162	$12,759

The following tables present loans and their related allowance for loan losses, by portfolio segment, as of December 31st for the past two years:

	December 31, 2016
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$246	$—	$34	$—	$—	$—	$280
Collectively evaluated for impairment	1,330	573	6,695	2,593	925	183	12,299
Total	$1,576	$573	$6,729	$2,593	$925	$183	$12,579
Loan ending balances:
Individually evaluated for impairment	$1,108	$513	$426	$—	$—	$—	$2,047
Collectively evaluated for impairment	41,384	25,831	508,745	289,093	91,541	—	956,594
Total	$42,492	$26,344	$509,171	$289,093	$91,541	$—	$958,641

	December 31, 2015
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$705	$—	$137	$—	$—	$—	$842
Collectively evaluated for impairment	1,256	741	6,172	2,769	817	162	11,917
Total	$1,961	$741	$6,309	$2,769	$817	$162	$12,759
Loan ending balances:
Individually evaluated for impairment	$1,907	$2,226	$3,040	$—	$—	$—	$7,173
Collectively evaluated for impairment	37,486	27,127	462,478	264,523	77,057	—	868,671
Total	$39,393	$29,353	$465,518	$264,523	$77,057	$—	$875,844

Changes in Methodology:
The Company did not make any changes to its allowance for loan losses methodology in the current period.

Reserve for Unfunded Loan Commitments

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is classified as other liabilities.  At December 31, 2016, a $181 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $138 thousand commitment reserve at December 31, 2015.  There were no losses on unfunded loan commitments during 2016 or 2015.

6.  Premises and Equipment

The detail of premises and equipment as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2016	December 31, 2015
Land and buildings	$24,896	$17,286
Furniture, fixtures and equipment	9,194	7,510
Leasehold improvements	1,458	1,825
Gross premises and equipment	35,548	26,621
Less: Accumulated depreciation	(12,150)	(11,450)
Net premises and equipment	$23,398	$15,171

The increase in fixed assets over the past year was due to the purchase of the Company's Clinton, New Jersey headquarters, as well as two new branch sites in Emerson, New Jersey and Somerville, New Jersey.

In addition, the Company purchased it's Clinton, New Jersey headquarters from a related party partnership in which two Board members, Messrs. D. Dallas and R. Dallas are partners.

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.1 million and $990 thousand in 2016 and 2015, respectively.

7.  Other Assets

The detail of other assets as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2016	December 31, 2015
Prepaid expenses	$479	$516
Servicing assets:
SBA servicing asset	779	515
Mortgage servicing asset	1,307	874
Net receivable due from SBA	236	226
Unrealized gains on interest rate swap agreements	1,204	—
Prepaid Insurance	1,514	—
Other	377	932
Total other assets	$5,896	$3,063

8.  Deposits

The following table details the maturity distribution of time deposits as of December 31st for the past two years:

(In thousands)	Three months or less	More than three months through six months	More than six months through twelve months	More than twelve months	Total
At December 31, 2016:
Less than $100,000	$5,931	$7,906	$9,300	$100,587	$123,724
$100,000 or more	4,332	9,855	12,535	70,198	96,920
At December 31, 2015:
Less than $100,000	$9,948	$10,091	$30,650	$83,779	$134,468
$100,000 or more	15,919	31,377	31,854	63,556	142,706

The following table presents the expected maturities of time deposits over the next five years:

(In thousands)	2017	2018	2019	2020	2021	Thereafter	Total
Balance maturing	$49,859	$74,300	$47,748	$37,144	$11,240	$353	$220,644

Time deposits with balances of $250 thousand or more totaled $21.4 million and $38.6 million at December 31, 2016 and 2015, respectively.

9.  Borrowed Funds and Subordinated Debentures

The following table presents the period-end and average balances of borrowed funds and subordinated debentures for the past three years with resultant rates:

	2016		2015		2014
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements:
At December 31,	$106,000	1.83%	$77,000	2.66%	$110,000	2.31%
Year-to-date average	88,754	2.21	57,187	3.72	60,765	3.96
Maximum outstanding	106,000		140,000		110,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.67	15,000	3.67	15,000	3.67
Maximum outstanding	15,000		15,000		15,000
Subordinated debentures:
At December 31,	$10,310	2.40%	$15,465	1.98%	$15,465	1.82%
Year-to-date average	11,099	2.35	15,465	1.87	15,465	1.81
Maximum outstanding	15,465		15,465		15,465

The following table presents the expected maturities of borrowed funds and subordinated debentures over the next five years:

(In thousands)	2017	2018	2019	2020	2021	Thereafter	Total
FHLB borrowings and repurchase agreements	$66,000	$—	$—	$30,000	$10,000	$—	$106,000
Other repurchase agreements	—	15,000	—	—	—	—	15,000
Subordinated debentures	—	—	—	—	—	10,310	10,310
Total borrowings	$66,000	$15,000	$—	$30,000	$10,000	$10,310	$131,310

FHLB Borrowings

FHLB borrowings at December 31, 2016 included a $6.0 million overnight line of credit advance, compared to $7.0 million at December 31, 2015.  FHLB borrowings at December 31, 2016 also consisted of six $10 million advances, one of which is callable quarterly, and two $20 million advances.  Comparatively, FHLB borrowings at December 31, 2015 consisted of five $10 million advances and one $20 million advance. The terms of these transactions at year end 2016 are as follows:

•	The $6.0 million FHLB overnight line of credit advance issued on December 31, 2016 was at a rate of 0.74 percent and was repaid on January 3, 2017.

•
The $10.0 million FHLB advance that was issued on August 10, 2007 has a fixed rate of 4.23 percent, matures on August 10, 2017 and is callable quarterly on the 10th of November, February, May and August.

•
The $10.0 million FHLB advance that was modified on March 23, 2016 has a fixed rate of 2.10 percent, matures on December 23, 2020. This advance previously had a fixed rate of 4.27% and was set to mature on April 5, 2017.

•
The $10.0 million FHLB advance that was modified on July 7, 2016 has a fixed rate of 1.80 percent, matures on July 7, 2021. This advance previously had a fixed rate of 3.40% and was set to mature on December 20, 2017.

•
The $10.0 million FHLB advance that was modified on October 27, 2015 has a fixed rate of 2.02 percent, matures on October 27, 2020. This advance previously had a fixed rate of 4.03% and was set to mature on November 2, 2016.

•
The $10.0 million FHLB advance that was modified on October 27, 2015 has a fixed rate of 2.15 percent, matures on October 27, 2020. This advance previously had a fixed rate of 4.19% and was set to mature on December 15, 2016.

•
The $10.0 million FHLB advance that was issued on August 16, 2016, has an adjustable interest rate equal to 3 month LIBOR minus 5.0 basis points, matures on February 16, 2017. This borrowing was swapped to a 5 year fixed rate borrowing at 1.103%.

•
The $20.0 million FHLB advance that was issued on December 7, 2016, has an adjustable interest rate equal to 3 month LIBOR minus 7.0 basis points, matures on June 7, 2017. This borrowing was swapped to a 5 year fixed rate borrowing at 1.730%.

•
The $20.0 million FHLB advance that was issued on July 5, 2016, has an adjustable interest rate equal to 3 month LIBOR plus 10.0 basis points, matures on January 5, 2017. This borrowing was swapped to a 5 year fixed rate borrowing at 1.048%.

Due to the call provisions on one of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2016 and 2015, the Company was a party to a $15.0 million repurchase agreement that was entered into in February 2008, has a term of 10 years expiring on February 28, 2018, and a rate of 3.67 percent.  The borrowing was callable by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Subordinated Debentures

At December 31, 2016 and 2015, the Company was a party in the following subordinated debenture transactions:

•
On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate was 2.59 percent at December 31, 2016 and 2.18 percent at December 31, 2015. This has been swapped to a 3 year fixed rate borrowing at 0.885%.

•
On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036.  On February 26, 2016, Unity (NJ) Statutory Trust III, repurchased the $5.0 million of floating rate securities, and redeemed $155 thousand of the related common equity securities described below.  The subordinated debentures were repurchased at a price of $0.5475 per dollar, which resulted in a gain of $2.3 million. The floating interest rate was 2.06 percent at February 26, 2016 and December 31, 2015.

•
In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions. At December 31, 2016, $310 thousand of the common equity securities remained.

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

The Company has the ability to defer interest payments on the subordinated debentures for up to 5 years without being in default.  Due to the redemption provisions of these securities, the expected maturity could differ from the contractual maturity.

On September 1, 2006, Unity Bank issued an $8.5 million unsecured, subordinated Capital Note in favor of the Company in exchange for $8.5 million in cash.  The Capital Note is held by the Company for its own account until maturity on August 17, 2031.  The interest rate on the Capital Note is 8.75% per annum on the unpaid principal amount until the principal amount of the Capital Note has been satisfied in full. The Capital Note was paid in full in July 2016.

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

During the twelve months ended December 31, 2016 and 2015, the Company received variable rate Libor payments from and paid fixed rates in accordance with its interest rate swap agreements.  A summary of the Company’s outstanding interest rate swap agreements used to hedge variable rate debt at December 31, 2016 and 2015, respectively is as follows:

(In thousands, except percentages and years)	2016	2015
Notional amount	$60,000	$20,000
Weighted average pay rate	1.43%	1.90%
Weighted average receive rate	0.67%	0.41%
Weighted average maturity in years	4.24	4.90
Unrealized gains (losses) relating to interest rate swaps	$1,204	$(28)

At December 31, 2016, the unrealized gains relating to interest rate swaps was recorded as an other asset. At December 31, 2015, the unrealized losses relating to interest rate swaps was recorded as an other liability.  Changes in the fair value of interest rate swap designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.

10.  Commitments and Contingencies

Facility Lease Obligations

The Company operates seventeen branches, three branches are under operating leases and fourteen branches are owned. The contractual expiration range on the remaining three leases is between the years 2018 and 2022.

The following table summarizes the contractual rent payments expected in future years:

(In thousands)	2017	2018	2019	2020	2021	Thereafter	Total
Operating lease rental payments	$290	$203	$169	$132	$136	$70	$1,000

Rent expense totaled $417 thousand for 2016 and $732 thousand for 2015.  The Company currently accounts for all of its leases as operating leases.  The annual rent is increased each year beginning January 1, 2017 by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 1.5 percent). In March 2016, the Company purchased its headquarters for $4.1 million.

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

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $181.1 million to its borrowers as of December 31, 2016, compared to $138.3 million at December 31, 2015.  At December 31, 2016, $23.5 million of these commitments expire within one year, compared to $51.3 million a year earlier.  At December 31, 2016, the Company had $4.1 million in standby letters of credit compared to $1.8 million at December 31, 2015.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

11.  Accumulated Other Comprehensive Income (Loss) (a)

The following table shows the changes in other comprehensive income (loss) for the past two years:

	For the year ended December 31, 2016
(In thousands)	Net unrealized gains (losses) on securities	Adjustments related to defined benefit plan	Net unrealized gains (losses) from cash flow hedges:	Accumulated other comprehensive income (loss)
Balance, beginning of period	$(2)	$(448)	$(17)	$(467)
Other comprehensive income before reclassifications	116	—	729	845
Less amounts reclassified from accumulated other comprehensive loss	275	(57)	—	218
Period change	(159)	57	729	627
Balance, end of period	$(161)	$(391)	$712	$160

	For the year ended December 31, 2015
(In thousands)	Net unrealized gains (losses) on securities	Adjustments related to defined benefit plan	Net unrealized losses from cash flow hedges:	Accumulated other comprehensive income (loss)
Balance, beginning of period	$143	$—	$—	$143
Other comprehensive loss before reclassifications	(127)	(498)	(17)	(642)
Less amounts reclassified from accumulated other comprehensive loss	18	(50)	—	(32)
Period change	(145)	(448)	(17)	(610)
Balance, end of period	$(2)	$(448)	$(17)	$(467)

(a) All amounts are net of tax.

12.  Shareholders’ Equity

Shareholders’ equity increased $27.8 million to $106.3 million at December 31, 2016 compared to $78.5 million at December 31, 2015, due primarily to $14.4 million in additional capital as a result of the completion of the capital offering on December 8, 2016 for 1,068,400 shares at a weighted average price of $14.04 and net income of $13.2 million. Other items impacting shareholders’ equity included $1.5 million in dividends paid on common stock, $1.1 million from the issuance of common stock under employee benefit plans and $627 thousand in accumulated other comprehensive income net of tax. The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

Repurchase Plan

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2016, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.  There were no shares repurchased during 2016 or 2015.

13. Other Income

The components of other income for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2016	2015
ATM and check card fees	$614	$569
Wire transfer fees	106	90
Safe deposit box fees	92	89
Other	174	179
Total other income	$986	$927

14. Other Expenses

The components of other expenses for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2016	2015
Travel, entertainment, training and recruiting	$825	$698
Insurance	343	333
Stationery and supplies	222	256
Retail losses	79	143
Other	373	289
Total other expenses	$1,842	$1,719

15.  Income Taxes

The components of the provision for income taxes for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2016	2015
Federal - current provision	$6,352	$4,067
Federal - deferred provision	73	280
Total federal provision	6,425	4,347
State - current provision	795	377
State - deferred provision	37	87
Total state provision	832	464
Total provision for income taxes	$7,257	$4,811

Reconciliation between the reported income tax provision and the amount computed by multiplying income before taxes by the statutory Federal income tax rate for the past two years is as follows:

	For the years ended December 31,
(In thousands, except percentages)	2016	2015
Federal income tax provision at statutory rate	$7,162	$5,028
Increases (decreases) resulting from:
Bank owned life insurance	(132)	(133)
Tax-exempt interest	(71)	(99)
Meals and entertainment	21	18
State income taxes, net of federal income tax effect	541	302
Other, net	(264)	(305)
Provision for income taxes	$7,257	$4,811
Effective tax rate	35.5%	33.5%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2016 and 2015 are as follows:

(In thousands)	December 31, 2016	December 31, 2015
Deferred tax assets:
Allowance for loan losses	$5,115	$5,212
Stock-based compensation	565	515
OREO Writedowns	420	—
SERP	418	369
Depreciation	345	519
Deferred compensation	324	262
State net operating loss	123	139
Net unrealized security gains	110	2
Commitment reserve	74	56
Loss interest on nonaccrual loans	58	173
Other	85	94
Gross deferred tax assets	7,637	7,341
Valuation allowance	(123)	(139)
Total deferred tax assets	7,514	7,202
Deferred tax liabilities:
Deferred loan costs	624	495
Interest rate swaps	492	—
Goodwill	456	416
Deferred servicing fees	327	219
Bond accretion	103	104
Total deferred tax liabilities	2,002	1,234
Net deferred tax asset	$5,512	$5,968

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

The Company had a $123 thousand and $139 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset at December 31, 2016 and 2015, respectively.  The Company’s state net operating loss carry-forwards totaled approximately $2.1 million at December 31, 2016 and expire between 2030 and 2036.

Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized gains (losses) on securities available for sale, a supplemental retirement plan (SERP) and an interest rate swap.  The after-tax component of each of these is included in other comprehensive income (loss) in shareholders’ equity.  The after-tax component related to securities available for sale was an unrealized loss of $161 thousand and $2 thousand for 2016 and 2015, respectively.  The after-tax component related to the SERP was an unrealized loss of $391 thousand for 2016, compared to $448 thousand in 2015. The after-tax component related to the interest rate swap was an unrealized gain of $712 thousand for 2016, compared to an unrealized loss of $17 thousand in the prior year.

The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2016 and 2015.  The Company does not have an accrual for uncertain tax positions as of December 31, 2016 or 2015, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2012 and thereafter are subject to future examination by tax authorities.

16.  Net Income per Share

The following is a reconciliation of the calculation of basic and diluted net income per share for the past two years:

	For the years ended December 31,
(In thousands, except per share amounts)	2016	2015
Net income	$13,209	$9,557
Weighted average common shares outstanding - Basic	9,416	9,267
Plus: Potential dilutive common stock equivalents	156	115
Weighted average common shares outstanding - Diluted	9,572	9,382
Net income per common share - Basic	1.40	1.03
Net income per common share - Diluted	1.38	1.02
Stock options and common stock excluded from the income per share calculation as their effect would have been anti-dilutive	73	89

All share information has been adjusted for the 10% stock dividend paid September 30, 2016.

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

In September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III, which constitutes a set of capital reform measures designed to strengthen the regulation, supervision and risk management of banking organizations worldwide. In order to implement Basel III and certain additional capital changes required by the Dodd-Frank Act, the FDIC approved, as an interim final rule in July 2013, the regulatory capital requirements substantially similar to final rules issued by the Board of Governors of the Federal Reserve System (“Federal Reserve”) for U.S. state nonmember banks and the Office of the Comptroller of the Currency for national banks.

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

In addition to the risk-based guidelines, regulators require that a bank or holding company, which meets the regulator’s highest performance and operation standards, maintain a minimum leverage ratio of 4.0 percent. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each institution are evaluated through the ongoing regulatory examination process.

The capital ratios for Company and the Bank under the new capital framework are presented in the table below, on the dates indicated.

	At December 31, 2016		Required for capital adequacy purposes effective				To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2016		January 1, 2019		Bank
Leverage ratio	9.73%	9.50%	4.000%		4.00%		5.00%
CET1	11.49%	12.23%	5.125%	(1)	7.00%	(2)	6.50%
Tier I risk-based capital ratio	12.58%	12.23%	6.625%	(1)	8.50%	(2)	8.00%
Total risk-based capital ratio	13.84%	13.48%	8.625%	(1)	10.50%	(2)	10.00%

(1) Includes 0.625% capital conservation buffer.
(2) Includes 2.5% capital conservation buffer.

	At December 31, 2015		Required for capital adequacy purposes effective			To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2015	January 1, 2019		Bank
Leverage ratio	8.82%	7.95%	4.000%	4.00%		5.00%
CET1	9.37%	10.08%	4.500%	7.00%	(3)	6.50%
Tier I risk-based capital ratio	11.18%	10.08%	6.000%	8.50%	(3)	8.00%
Total risk-based capital ratio	12.43%	12.36%	8.000%	10.50%	(3)	10.00%

(3) Includes 2.5% capital conservation buffer.

At December 31, 2016 and 2015, Unity Bank is “well-capitalized” under the applicable regulatory capital adequacy guidelines.

18.  Employee Benefit Plans

Stock Transactions

On August 26, 2016, the Company declared a 10% stock dividend to shareholders' of record as of September 15, 2016. The 10% stock dividend was paid on September 30, 2016. All share amounts in the following tables have been restated to include the effect of the 10% stock dividend distribution.

Stock Option Plans

The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  Transactions under the Company’s stock option plans for 2016 and 2015 are summarized in the following table:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value
Outstanding at December 31, 2014	460,823	$6.15	5.5	$1,259,154
Options granted	62,700	8.69
Options exercised	(578)	6.65
Options forfeited	—	—
Options expired	(607)	10.23
Outstanding at December 31, 2015	522,338	$6.45	5.1	$2,561,095
Options granted	127,400	11.11
Options exercised	(90,871)	7.97
Options forfeited	(1,833)	7.00
Options expired	(4,275)	7.64
Outstanding at December 31, 2016	552,759	$7.26	5.7	$4,663,432
Exercisable at December 31, 2016	366,695	$5.76	4.1	$3,646,507

Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2016, 2,112,585 shares have been reserved for issuance upon the exercise of options, 552,759 option grants are outstanding, and 1,480,353 option grants have been exercised, forfeited or expired, leaving 79,472 shares available for grant.

The fair values of the options granted during 2016 and 2015 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the years ended December 31,
	2016	2015
Number of options granted	127,400	62,700
Weighted average exercise price	$11.11	$8.69
Weighted average fair value of options	$3.49	$3.29
Expected life in years (1)	6.79	6.69
Expected volatility (2)	31.02%	42.20%
Risk-free interest rate (3)	1.94%	1.89%
Dividend yield (4)	1.38%	1.39%

(1)	The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.

(2)	The expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.

(3)	The risk-free interest rate is the U.S Treasury rate commensurate with the expected life of the options on the date of grant.

(4)	The expected dividend yield is the projected annual yield based on the grant date stock price.

Upon exercise, the Company issues shares from its authorized but unissued common stock to satisfy the options.  The following table presents information about options exercised during 2016 and 2015:

	For the years ended December 31,
	2016	2015
Number of options exercised	90,871	578
Total intrinsic value of options exercised	$451,288	$1,302
Cash received from options exercised	549,918	—
Tax deduction realized from options exercised	184,351	520

The following table summarizes information about stock options outstanding and exercisable at December 31, 2016:

	Options outstanding			Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
0.00 - 4.00	96,800	2.1	$3.54	96,800	$3.54
4.01 - 8.00	253,688	4.7	6.24	238,653	6.18
8.01 - 12.00	172,771	8.5	9.60	31,242	9.37
12.01 - 16.00	29,500	10.0	14.60	—	—
Total	552,759	5.7	$7.26	366,695	$5.76

FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options and the related income tax benefit for the years ended December 31, 2016 and 2015 are detailed in the following table:

	For the years ended December 31,
	2016	2015
Compensation expense	$218,013	$147,905
Income tax benefit	89,058	59,073

As of December 31, 2016, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $422 thousand.  That cost is expected to be recognized over a weighted average period of 2.1 years.

Restricted Stock Awards

Restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.  The following table summarizes nonvested restricted stock activity for the year ended December 31, 2016:

	Shares	Average grant date fair value
Nonvested restricted stock at December 31, 2015	88,882	$7.63
Granted	44,016	11.21
Canceled	(2,200)	4.86
Vested	(33,495)	7.18
Nonvested restricted stock at December 31, 2016	97,203	$9.47

Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  Unless the recipient makes an election to recognize all compensation on the grant date, the awards are recorded at fair market value at the time of grant and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2016, 518,157 shares of restricted stock were reserved for issuance, of which 149,804 shares are available for grant.

Restricted stock awards granted during the years ended December 31, 2016 and 2015 were as follows:

	For the years ended December 31,
	2016	2015
Number of shares granted	44,016	45,980
Average grant date fair value	$11.21	$8.48

Compensation expense related to the restricted stock for the years ended December 31, 2016 and 2015 is detailed in the following table:

	For the years ended December 31,
	2016	2015
Compensation expense	$327,151	$302,425
Income tax benefit	133,644	120,788

As of December 31, 2016, there was approximately $719 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.7 years.

401(k) Savings Plan

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $388 thousand and $312 thousand to the Plan in 2016 and 2015, respectively.

Deferred Fee Plan

The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100 percent of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100 percent of their year end cash bonuses.  Director and executive deferred fees totaled $120 thousand in 2016 and $38 thousand in 2015, and the interest paid on deferred balances totaled $34 thousand in 2016 and $26 thousand in 2015. No fees were distributed in 2016 and 2015, respectively.

Benefit Plans

In addition to the 401(k) savings plan which covers substantially all employees, the Company established in 2015 an unfunded supplemental defined benefit plan to provide additional retirement benefits for the President and Chief Executive Officer (“CEO”) and an unfunded, nonqualified deferred compensation plan to provide additional retirement benefits for key executives.

On June 4, 2015, the Company approved the Supplemental Executive Retirement Plan (the “SERP”) pursuant to which the President and CEO is entitled to receive certain supplemental nonqualified retirement benefits.  Effective November 21, 2016, the Company amended Section 10.6 of the SERP which defines the retirement benefit calculation. Upon separation from service after age 66, Mr. Hughes will be entitled to an annual benefit in an amount equal to forty (40) percent of the average of his base salary for the thirty-six months immediately preceding his separation from service for reasons other than Cause. The retirement benefit shall be adjusted annually thereafter by two (2) percent. The maximum number of annual payments to Mr. Hughes shall be fifteen (15).

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

No contributions or payments have been made for the year 2016 or 2015. The following table summarizes the components of the net periodic pension cost of the defined benefit plan recognized during the years ended December 31, 2016 and 2015:

	For the years ended December 31,
(In thousands)	2016	2015
Service cost	$62	$59
Interest cost	38	34
Amortization of prior service cost	83	83
Net periodic benefit cost	$183	$176

The following table summarizes the changes in benefit obligations of the defined benefit plan recognized during the years ended December 31, 2016:

	For the years ended December 31,
(In thousands)	2016	2015
Benefit obligation, beginning of year	$923	$—
Initial recognition of prior service cost	—	830
Service cost	62	59
Interest cost	38	34
Actuarial gain (loss)	—	—
Benefit obligation, end of year	$1,023	$923

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

As of December 31, 2016, the company had total expenses of $30 thousand, compared to $150 thousand for the prior year.  The Plan is reflected on the Company’s balance sheet as accrued expenses.

Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $5 thousand in 2016 and 2015, respectively.

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

Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis:

Securities Available for Sale
As of December 31, 2016, the fair value of the Company's AFS securities portfolio was $40.6 million.  Approximately 53 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $21.6 million at December 31, 2016.  Approximately $20.9 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.

All of the Company’s AFS securities were classified as Level 2 assets at December 31, 2016.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2016, as compared to the year ended December 31, 2015.

The tables below present the balances of assets measured at fair value on a recurring basis as of December 31st for the past two years:

	December 31, 2016
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$—	$3,716	$—	$3,716
State and political subdivisions	—	5,502	—	5,502
Residential mortgage-backed securities	—	21,631	—	21,631
Corporate and other securities	—	9,719	—	9,719
Total securities available for sale	$—	$40,568	$—	$40,568

Interest rate swap agreements	—	1,204	—	1,204
Total	$—	$1,204	$—	$1,204

	December 31, 2015
(In thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale:
U.S. Government sponsored entities	$—	$6,581	$—	$6,581
State and political subdivisions	—	10,782	—	10,782
Residential mortgage-backed securities	—	26,439	—	26,439
Corporate and other securities	—	9,063	—	9,063
Total securities available for sale	$—	$52,865	$—	$52,865

Interest rate swap agreements	—	(28)	—	(28)
Total	$—	$(28)	$—	$(28)

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

The Company requires current real estate appraisals on all loans that become OREO or in-substance foreclosure, loans that are classified substandard, doubtful or loss, or loans that are over $100,000 and nonperforming.  Prior to each balance sheet date, the Company values impaired collateral-dependent loans and OREO based upon a third party appraisal, broker's price opinion, drive by appraisal, automated valuation model, updated market evaluation, or a combination of these methods.  The amount is discounted for the decline in market real estate values (for original appraisals), for any known damage or repair costs, and for selling and closing costs.  The amount of the discount ranges from 10 to 15 percent and is dependent upon the method used to determine the original value.  The original appraisal is generally used when a loan is first determined to be impaired.  When applying the discount, the Company takes into consideration when the appraisal was performed, the collateral’s location, the type of collateral, any known damage to the property and the type of business.  Subsequent to entering impaired status and the Company determining that there is a collateral shortfall, the Company will generally, depending on the type of collateral, order a third party appraisal, broker's price opinion, automated valuation model or updated market evaluation.  Subsequent to receiving the third party results, the Company will discount the value 6% to 10% percent for selling and closing costs.

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

The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  At December 31, 2016, the valuation allowance for impaired loans was $280 thousand, a decrease of $562 thousand from $842 thousand at December 31, 2015.

The following tables present the assets and liabilities subject to fair value adjustments (impairment) on a non-recurring basis carried on the balance sheet by caption and by level within the hierarchy (as described above):

	Fair value at December 31, 2016
(In thousands)	Level 1	Level 2	Level 3	Total
Financial assets:
OREO	$—	$—	$1,050	$1,050
Impaired collateral-dependent loans	—	—	1,767	1,767

	Fair value at December 31, 2015
(In thousands)	Level 1	Level 2	Level 3	Total
Financial assets:
OREO	$—	$—	$1,591	$1,591
Impaired collateral-dependent loans	—	—	6,331	6,331

Fair Value of Financial Instruments

FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments for which the Company did not elect the fair value option.  These estimated fair values as of December 31, 2016 and December 31, 2015 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.
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

Standby Letters of Credit
At December 31, 2016, the Bank had standby letters of credit outstanding of $4.1 million, as compared to $1.8 million at December 31, 2015.  The fair value of these commitments is nominal.

The table below presents the carrying amount and estimated fair values of the Company’s financial instruments not previously presented as of December 31st for the past two years:

		December 31, 2016		December 31, 2015
(In thousands)	Fair value level	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$105,895	$105,895	$88,157	$88,157
Securities (1)	Level 2	61,547	61,536	71,336	71,472
SBA loans held for sale	Level 2	14,773	16,440	13,114	14,324
Loans, net of allowance for loan losses (2)	Level 2	946,062	944,772	863,085	864,691
Federal Home Loan Bank stock	Level 2	6,037	6,037	4,600	4,600
Servicing assets	Level 3	2,086	2,086	1,389	1,389
Accrued interest receivable	Level 2	4,462	4,462	3,884	3,884
OREO	Level 3	1,050	1,050	1,591	1,591
Financial liabilities:
Deposits	Level 2	945,723	944,886	894,493	893,651
Borrowed funds and subordinated debentures	Level 2	131,310	130,319	107,465	109,549
Accrued interest payable	Level 2	430	430	461	461

(1)
Includes held to maturity commercial mortgage-backed securities that are considered Level 3.  These securities had book values of $3.8 million and $3.9 million at December 31, 2016 and 2015, respectively, and market values of $3.6 million and $3.8 million at December 31, 2016 and 2015, respectively.

(2)
Includes impaired loans that are considered Level 3 and reported separately in the tables under the “Fair Value on a Nonrecurring Basis” heading.  Collateral-dependent impaired loans, net of specific reserves totaled $1.8 million and $6.3 million at December 31, 2016 and 2015, respectively.

20.  Condensed Financial Statements of Unity Bancorp, Inc.
(Parent Company Only)

Balance Sheets
(In thousands)	December 31, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	$1,606	$466
Securities available for sale	1	216
Capital note due from Bank	—	8,500
Investment in subsidiaries	113,327	84,336
Premises and equipment, net	4,048	—
Other assets	185	448
Total assets	$119,167	$93,966
LIABILITIES AND SHAREHOLDERS' EQUITY
Loan due to subsidiary bank	$2,566	$—
Other liabilities	—	31
Subordinated debentures	10,310	15,465
Shareholders' equity	106,291	78,470
Total liabilities and shareholders' equity	$119,167	$93,966

Statements of Income	For the year ended December 31,
(In thousands)	2016	2015
Total interest income	$6,964	$1,893
Total interest expense	265	289
Net interest income	6,699	1,604
Gains on sales of securities	177	—
Gains on repurchase of subordinated debenture	994	—
Rental income	326	—
Other expenses	245	20
Income before provision for income taxes and equity in undistributed net income of subsidiary	7,951	1,584
Provision for income taxes	550	159
Income before equity in undistributed net income of subsidiary	7,401	1,425
Equity in undistributed net income of subsidiary	5,808	8,132
Net income	$13,209	$9,557

Statements of Cash Flows	For the year ended December 31,
(In thousands)	2016	2015
OPERATING ACTIVITIES
Net income	$13,209	$9,557
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(5,808)	(8,132)
Gains on sales of securities	(177)	—
Gain on repurchase of subordinated debenture	(994)	—
Net change in other assets and other liabilities	118	(54)
Net cash provided by operating activities	6,348	1,371
INVESTING ACTIVITIES
Purchase of land and building	(4,375)	—
Purchases of securities	(445)	—
Repayment of advances to subsidiary	7,230	—
Proceeds from sales of securities	769	—
Net cash provided by investing activities	3,179	—
FINANCING ACTIVITIES
Proceeds from exercise of stock options	550	—
Proceeds from capital offering	14,412	—
Proceeds from advances from subsidiaries	2,625	—
Repayment of advances from subsidiaries	(59)	—
Repayment of long term debt	(2,891)	—
Investment in Bank	(21,500)	—
Cash dividends paid on common stock	(1,524)	(1,103)
Net cash provided used in financing activities	(8,387)	(1,103)
Increase in cash and cash equivalents	1,140	268
Cash and cash equivalents, beginning of period	466	198
Cash and cash equivalents, end of period	$1,606	$466
SUPPLEMENTAL DISCLOSURES
Interest paid	$273	$287

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2016 and 2015 is unaudited.  However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

	2016
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$11,176	$11,487	$12,081	$12,280
Total interest expense	2,189	2,145	2,208	2,225
Net interest income	8,987	9,342	9,873	10,055
Provision for loan losses	200	400	420	200
Net interest income after provision for loan losses	8,787	8,942	9,453	9,855
Total noninterest income	4,280	2,234	2,173	2,373
Total noninterest expense	6,607	6,728	6,993	7,303
Income before provision for income taxes	6,460	4,448	4,633	4,925
Provision for income taxes	2,255	1,624	1,613	1,765
Net income	$4,205	$2,824	$3,020	$3,160
Net income per common share - Basic	$0.45	$0.30	$0.32	$0.33
Net income per common share - Diluted	0.44	0.30	0.32	0.32

	2015
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$9,884	$10,218	$10,554	$10,995
Total interest expense	1,864	1,849	1,932	2,015
Net interest income	8,020	8,369	8,622	8,980
Provision for loan losses	200	—	200	100
Net interest income after provision for loan losses	7,820	8,369	8,422	8,880
Total noninterest income	1,641	1,893	2,275	1,920
Total noninterest expense	6,502	6,652	6,852	6,846
Income before provision for income taxes	2,959	3,610	3,845	3,954
Provision for income taxes	1,020	1,182	1,294	1,315
Net income	$1,939	$2,428	$2,551	$2,639
Net income per common share - Basic	$0.21	$0.26	$0.27	$0.29
Net income per common share - Diluted	0.21	0.25	0.27	0.29

All net income per share figures shown above have been adjusted for the 10% stock dividend paid September 30, 2016.

Selected Consolidated Financial Data

	At or for the years ended December 31,
(In thousands, except percentages)	2016	2015	2014	2013	2012
Selected Results of Operations
Interest income	$47,024	$41,651	$37,418	$33,954	$35,203
Interest expense	8,767	7,660	7,306	6,529	7,774
Net interest income	38,257	33,991	30,112	27,425	27,429
Provision for loan losses	1,220	500	2,550	2,350	4,000
Noninterest income	11,060	7,729	6,679	6,604	7,338
Noninterest expense	27,631	26,852	24,688	23,997	24,297
Provision for income taxes	7,257	4,811	3,145	2,567	2,226
Net income	13,209	9,557	6,408	5,115	4,244
Preferred stock dividends and discount accretion	—	—	—	988	1,602
Income available to common shareholders	13,209	9,557	6,408	4,127	2,642
Per Share Data
Net income per common share - Basic	$1.40	$1.03	$0.75	$0.50	$0.32
Net income per common share - Diluted	1.38	1.02	0.74	0.48	0.31
Book value per common share	10.14	8.45	7.60	6.86	6.93
Market value per common share	15.70	11.34	8.57	6.96	5.67
Cash dividends declared on common shares	0.18	0.13	0.09	0.03	—
Selected Balance Sheet Data
Assets	$1,189,906	$1,084,866	$1,008,788	$921,118	$819,730
Loans	973,414	888,958	761,825	678,701	587,036
Allowance for loan losses	(12,579)	(12,759)	(12,551)	(13,141)	(14,758)
Securities	61,547	71,336	80,082	107,514	111,053
Deposits	945,723	894,493	794,341	738,698	648,760
Borrowed funds and subordinated debentures	131,310	107,465	140,465	122,465	90,465
Shareholders' equity	106,291	78,470	70,123	57,173	77,510
Common shares outstanding	10,477	9,279	9,227	8,335	8,287
Performance Ratios
Return on average assets	1.17%	0.96%	0.70%	0.61%	0.53%
Return on average equity	15.37	12.92	10.28	7.22	4.80
Average equity to average assets	7.59	7.42	6.80	7.91	9.31
Efficiency ratio	56.51	64.41	67.90	71.34	71.06
Dividend payout	13.04	12.50	12.35	5.66	—
Net interest spread	3.36	3.42	3.35	3.34	3.38
Net interest margin	3.58	3.63	3.53	3.53	3.62
Asset Quality Ratios
Allowance for loan losses to loans	1.29%	1.44%	1.65%	1.94%	2.51%
Allowance for loan losses to nonperforming loans	173.82	175.74	110.41	85.98	84.49
Nonperforming loans to total loans	0.74	0.82	1.49	2.25	2.98
Nonperforming assets to total loans and OREO	0.85	0.99	1.64	2.34	3.28
Nonperforming assets to total assets	0.70	0.82	1.24	1.73	2.35
Net charge-offs to average loans	0.15	0.04	0.44	0.63	0.94
Capital Ratios - Company
Leverage Ratio	9.73%	8.82%	8.71%	8.08%	11.14%
Common Equity Tier 1 risk-based capital ratio	11.49	9.37	n/a	n/a	n/a
Tier 1 risk-based capital ratio	12.58	11.18	11.57	10.74	14.85
Total risk-based capital ratio	13.84	12.43	12.83	11.99	16.12
Capital Ratios - Bank
Leverage Ratio	9.50%	7.95%	7.80%	7.02%	8.63%
Common Equity Tier 1 risk-based capital ratio	12.23	10.08	n/a	n/a	n/a
Tier 1 risk-based capital ratio	12.23	10.08	10.37	9.33	11.51
Total risk-based capital ratio	13.48	12.36	12.80	11.88	14.18

All share information has been adjusted for the 10% stock dividend paid on September 30, 2016.