Form 10-K, Exhibit 13
period 2017-12-31
UNITY BANCORP INC /NJ/
filed 2018-03-02
CIK 920427

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

Overview

Unity Bancorp, Inc. (the “Parent Company”) is a bank holding company incorporated in New Jersey and is registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, Unity Bank (the “Bank” or, when consolidated with the Parent Company, the “Company”) is chartered by the New Jersey Department of Banking and Insurance.  The Bank provides a full range of commercial and retail banking services through the Internet and its eighteen branch offices located in Bergen, Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey, and Northampton County in Pennsylvania as well as a loan production office in Bergen County, New Jersey.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

Results of Operations

Net income totaled $12.9 million, or $1.20 per diluted share for the year ended December 31, 2017, compared to $13.2 million, or $1.38 per diluted share for the year ended December 31, 2016.  The 2.4 percent decrease in net income was primarily due to the "Tax Cuts and Jobs Act" ("TCJA") which was signed into law on December 22, 2017. TCJA, which lowered the corporate tax rate from 35% to 21%, will provide a significant tax benefit in 2018 and beyond. However, net income for 2017 was adversely effected due to the $1.7 million revaluation of the Company's deferred tax assets. For additional information on the revaluation of net deferred tax assets, see the "Non-GAAP Financial Measures" section in "Item 6. Selected Financial Data".

Highlights for the year include:

•	20.3 percent increase in total loans driven by a 26.3 percent increase in residential mortgage loans, a 20.0 percent increase in consumer loans and a 19.2 percent increase in commercial loans.

•
10.3 percent increase in total deposits with an 18.6 percent increase in noninterest-bearing demand deposits, 13.3 percent increase in interest-bearing deposits and a 9.1 percent increase in savings deposits.

•	Net interest income increased 19.9 percent due to earning asset growth and improved margins.

•	Net interest margin of 3.83 percent compared to 3.58 percent at prior year end due to strong loan growth and the benefit of a rising rate environment.

•	Credit quality continues to improve. Nonperforming loans fell to $3.0 million.

The Company's performance ratios for the past two years are listed in the following table:

	For the years ended December 31,
	2017	2016
Net income per common share - Basic (1)	$1.22	$1.40
Net income per common share - Diluted (2)	$1.20	$1.38
Return on average assets	1.02%	1.17%
Return on average equity (3)	11.47%	15.37%
Efficiency ratio (4)	55.57%	56.51%

(1)	Defined as net income divided by weighted average shares outstanding.

(2)	Defined as net income divided by the sum of weighted average shares and the potential dilutive impact of the exercise of outstanding options.

(3)	Defined as net income divided by average shareholders' equity.

(4)
The efficiency ratio is a non-GAAP measure of operational performance. It is defined as noninterest expense divided by the sum of net interest income plus noninterest income less any gains or losses on securities.

Net income presented above includes the impact of TCJA in 2017 and the gain on subordinated debentures in 2016. During the first quarter of 2016, the Company repurchased $5.2 million of its outstanding subordinated debentures, resulting in a pre-tax gain of $2.3 million on the transaction. This gain is included in noninterest income on the income statement. Net income, excluding the nonrecurring gain on the repurchased subordinated debentures, was $11.7 million, or $1.23 per diluted share, for the year ended December 31, 2016. Return on average assets and average common equity for the year ended December 31, 2016 would have been 1.04% and 13.65% respectively.

On December 22, 2017, the "Tax Cuts and Jobs Act" was signed which lowered the corporate tax rate from 35% to 21%. This adjustment resulted in a $1.7 million increase in income tax expense and is reflected in our tax provision on the income statement. Net income excluding the DTA tax rate adjustment was $14.6 million, or $1.36 per diluted share, for the year ended December 31, 2017. Return on average assets and average common equity for the year ended December 31, 2017 would have been 1.15% and 13.02%, respectively.

The Company's non-GAAP performance ratios for the past two years, which exclude the gain on the repurchase of the subordinated debenture and the DTA tax adjustment, are listed in the following table. The Company believes these non-GAAP ratios are beneficial to investors and provide better comparability of the Company's performance over both periods. For additional information see the "Non-GAAP Financial Measures" section in "Item 6. Selected Financial Data".

	For the years ended December 31,
	2017	2016
Net income per common share - Basic (1)	$1.38	$1.25
Net income per common share - Diluted (2)	$1.36	$1.23
Return on average assets	1.15%	1.04%
Return on average equity (3)	13.02%	13.65%
Efficiency ratio (4)	55.57%	59.26%

(1)	Defined as net income divided by weighted average shares outstanding.

(2)	Defined as net income divided by the sum of weighted average shares and the potential dilutive impact of the exercise of outstanding options.

(3)	Defined as net income divided by average shareholders' equity.

(4)	Defined as noninterest expense divided by the sum of net interest income plus noninterest income less any gains or losses on securities.

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

Tax-equivalent net interest income amounted to $45.9 million in 2017, an increase of $7.6 million from $38.4 million in 2016.  The Company’s net interest margin increased 25 basis points to 3.83 percent in 2017, compared to 3.58 percent in 2016.  The net interest spread was 3.57 percent, an increase of 21 basis points from 3.36 percent in 2016. This was due to strong loan growth, the rising interest rate environment and a stable cost of funds.

During 2017, tax-equivalent interest income was $55.4 million, an increase of $8.2 million or 17.5 percent when compared to 2016.  This increase was driven primarily by the increase in the average volume of loans:

•
Of the $8.2 million increase in interest income on a tax-equivalent basis, $6.3 million of the increase was due primarily to the increased volume of earning assets and $2.0 million of the increase was due to an increase in yields on average interest-earning assets due to the rising interest rate environment.

•	The yield on interest-earning assets increased 21 basis points to 4.61 percent in 2017 when compared to 2016.

•
The average volume of interest-earning assets increased $130.5 million to $1.2 billion in 2017 compared to $1.1 billion in 2016.  This was due primarily to a $127.0 million increase in average loans, primarily commercial, residential mortgage, consumer and SBA loans and a $3.6 million increase in average investment securities, partially offset by a $3.5 million decrease in SBA 504 loans.

Total interest expense was $9.5 million in 2017, an increase of $686 thousand or 7.8 percent compared to 2016.  This increase was driven by the increased volume in savings deposits, partially offset by a decrease in the volume of time deposits and decreased rates on borrowed funds and subordinated debentures compared to a year ago:

•
Of the $686 thousand increase in interest expense, $366 thousand was due to an increase in the volume of average interest-bearing liabilities and $320 thousand was due to increased rates on these liabilities.

•
The average cost of interest-bearing liabilities remained flat at 1.04 percent in 2017 and 2016.  While the cost of interest-bearing deposits increased 4 basis points to 0.86 percent in 2017, the cost of borrowed funds and subordinated debentures decreased 41 basis points to 2.04 percent.

•
Interest-bearing liabilities averaged $912.5 million in 2017, an increase of $74.7 million or 8.9 percent, compared to 2016.  The increase in interest-bearing liabilities was primarily due to an increase in average savings deposits.

The following table reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread, and (5) net interest income/margin on average earning assets.  Rates/yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 35 percent in 2017 and 2016.

Consolidated Average Balance Sheets
 (Dollar amounts in thousands, interest amounts and interest rates/yields on a fully tax-equivalent basis)

For the years ended December 31,	2017			2016
	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield
ASSETS
Interest-earning assets:
Federal funds sold, interest-bearing deposits and repos	$70,139	$851	1.21%	$71,265	$214	0.30%
Federal Home Loan Bank ("FHLB") stock	6,230	370	5.94	5,241	245	4.67
Securities:
Taxable	66,107	2,029	3.07	61,053	1,698	2.78
Tax-exempt	6,225	240	3.86	7,649	307	4.01
Total securities (A)	72,332	2,269	3.14	68,702	2,005	2.92
Loans, net of unearned discount:
SBA loans	59,293	3,805	6.42	56,834	3,181	5.60
SBA 504 loans	23,654	1,177	4.98	27,135	1,356	5.00
Commercial loans	547,347	26,973	4.93	483,479	23,900	4.94
Residential mortgage loans	319,074	14,650	4.59	273,612	12,205	4.46
Consumer loans	102,898	5,296	5.15	84,222	4,021	4.77
Total loans (B)	1,052,266	51,901	4.93	925,282	44,663	4.83
Total interest-earning assets	$1,200,967	$55,391	4.61%	$1,070,490	$47,127	4.40%

Noninterest-earning assets:
Cash and due from banks	23,321			24,409
Allowance for loan losses	(13,033)			(12,841)
Other assets	58,481			50,103
Total noninterest-earning assets	68,769			61,671
Total assets	$1,269,736			$1,132,161

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing demand deposits	$159,642	$665	0.42%	$133,212	$537	0.40%
Savings deposits	397,250	2,738	0.69	328,486	1,742	0.53
Time deposits	219,847	3,278	1.49	261,225	3,670	1.40
Total interest-bearing deposits	776,739	6,681	0.86	722,923	5,949	0.82
Borrowed funds and subordinated debentures	135,730	2,772	2.04	114,853	2,818	2.45
Total interest-bearing liabilities	$912,469	$9,453	1.04%	$837,776	$8,767	1.04%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	237,207			199,554
Other liabilities	7,090			8,895
Total noninterest-bearing liabilities	244,297			208,449
Total shareholders' equity	112,970			85,936
Total liabilities and shareholders' equity	$1,269,736			$1,132,161

Net interest spread		$45,938	3.57%		$38,360	3.36%
Tax-equivalent basis adjustment		(81)			(103)
Net interest income		$45,857			$38,257
Net interest margin			3.83%			3.58%

(A)
Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis.  They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state rates.

(B)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

2015				2014			2013
Average balance	Interest		Rate/Yield	Average balance	Interest	Rate/Yield	Average balance	Interest	Rate/Yield

$34,883	$39		0.11%	$44,900	$44	0.10%	$39,971	$39	0.10%
3,695	155		4.19	3,972	165	4.15	4,007	159	3.97

62,937	1,459		2.32	81,334	2,183	2.68	93,132	2,443	2.62
11,739	421		3.59	14,493	526	3.63	18,587	681	3.66
74,676	1,880		2.52	95,827	2,709	2.83	111,719	3,124	2.79

50,997	2,693		5.28	53,232	2,467	4.63	60,891	2,660	4.37
30,366	1,414		4.66	33,754	1,676	4.97	37,920	1,911	5.04
428,702	21,357		4.98	379,327	19,329	5.10	328,229	17,322	5.28
246,278	11,048		4.49	196,333	8,898	4.53	155,237	7,013	4.52
69,580	3,202		4.60	51,188	2,301	4.50	45,705	1,947	4.26
825,923	39,714		4.81	713,834	34,671	4.86	627,982	30,853	4.92
$939,177	$41,788	41,788	4.45%	$858,533	$37,589	4.38%	$783,679	$34,175	4.37%

25,952				27,021			22,728
(12,638)				(13,124)			(14,423)
43,742				44,312			41,688
57,056				58,209			49,993
$996,233				$916,742			$833,672

$126,876	$438		0.35%	$125,706	$430	0.34%	$118,289	$383	0.32%
290,848	1,088		0.37	274,395	856	0.31	277,891	710	0.26
240,132	3,160		1.32	214,984	2,777	1.29	146,115	2,191	1.50
657,856	4,686		0.71	615,085	4,063	0.66	542,295	3,284	0.61
87,652	2,974		3.39	91,230	3,243	3.55	91,475	3,245	3.55
$745,508	$7,660		1.03%	$706,315	$7,306	1.03%	$633,770	$6,529	1.03%

172,172				144,310			130,768
4,611				3,764			3,164
176,783				148,074			133,932
73,942				62,353			65,970
$996,233				$916,742			$833,672

	$34,128		3.42%		$30,283	3.35%		$27,646	3.34%
	(137)				(171)			(221)
	$33,991				$30,112			$27,425
			3.63%			3.53%			3.53%

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

	For the years ended December 31,
	2017 versus 2016			2016 versus 2015
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
(In thousands on a tax-equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Federal funds sold, interest-bearing deposits and repos	$(3)	$640	$637	$66	$109	$175
Federal Home Loan Bank stock	51	74	125	70	20	90
Securities	91	173	264	(204)	329	125
Net loans	6,109	1,129	7,238	4,805	144	4,949
Total interest income	$6,248	$2,016	$8,264	$4,737	$602	$5,339
Interest expense:
Interest-bearing demand deposits	$102	$26	$128	$26	$73	$99
Savings deposits	407	589	996	151	503	654
Time deposits	(613)	221	(392)	302	208	510
Total interest-bearing deposits	(104)	836	732	479	784	1,263
Borrowed funds and subordinated debentures	470	(516)	(46)	794	(950)	(156)
Total interest expense	366	320	686	1,273	(166)	1,107
Net interest income - fully tax-equivalent	$5,882	$1,696	$7,578	$3,464	$768	$4,232
Decrease in tax-equivalent adjustment			22			34
Net interest income			$7,600			$4,266

Provision for Loan Losses

The provision for loan losses totaled $1.7 million for 2017, an increase of $430 thousand compared to $1.2 million for 2016.  Each period’s loan loss provision is the result of management’s analysis of the loan portfolio and reflects changes in the size and composition of the portfolio, the level of net charge-offs, delinquencies, current economic conditions and other internal and external factors impacting the risk within the loan portfolio.  Additional information may be found under the captions “Financial Condition - Asset Quality” and “Financial Condition - Allowance for Loan Losses and Unfunded Loan Commitments.”  The current provision is considered appropriate based upon management’s assessment of the adequacy of the allowance for loan losses.

Noninterest Income

The following table shows the components of noninterest income for the past two years:

	For the years ended December 31,
(In thousands)	2017	2016
Branch fee income	$1,384	$1,269
Service and loan fee income	2,100	1,020
Gain on sale of SBA loans held for sale, net	1,617	2,099
Gain on sale of mortgage loans, net	1,530	2,621
BOLI income	469	378
Net security gains	62	424
Gain on repurchase of subordinated debt	—	2,264
Other income	1,108	985
Total noninterest income	$8,270	$11,060

Noninterest income was $8.3 million for 2017, a $2.8 million decrease compared to $11.1 million for 2016.  This decrease was primarily due to a nonrecurring gain on the repurchase of subordinated debentures in 2016. The Company repurchased $5.2 million of its outstanding debentures on February 26, 2016. The subordinated debentures were repurchased at a price of $0.5475 per dollar, resulting in a 2016 pre-tax gain of $2.3 million on the transaction. Excluding the nonrecurring gain, noninterest income decreased $526 thousand to $8.3 million primarily due to lower gains on the sale of mortgage and SBA loans and securities, partially offset by an increase in branch fee income.

Changes in noninterest income reflect:

•	Branch fee income increased $115 thousand from the prior year due to higher levels of overdraft fees and service charges from commercial checking accounts and paper statement fees.

•	Service and loan fee income increased $1.1 million in 2017 primarily due to increased loan interest rate swap program fees and loan and mortgage servicing income.

•
Net gains on the sale of SBA loans decreased $482 thousand to $1.6 million in 2017 due to a decrease in the volume of SBA loans sales.  In 2017, $19.4 million in SBA loans were sold compared to $24.7 million in the prior year.

•
During the year, $82.1 million in residential mortgage loans were sold at a gain of $1.5 million compared to $108.1 million in loans sold at a gain of $2.6 million during the prior year. The decrease was by design as management elected to hold more residential mortgages in portfolio for long term investment.

•	BOLI income increased $91 thousand from prior year, primarily due to the purchase of a $10.0 million Separate Account BOLI policy.

•
Net gains on the sale of securities totaled $62 thousand and $424 thousand in 2017 and 2016, respectively. For additional information on securities, see Note 3 to the Consolidated Financial Statements.

•
Other income, which includes check card related income and miscellaneous service charges, totaled $1.1 million and $985 thousand in 2017 and 2016, respectively. The increase was primarily due to increases in Visa check card interchange fees and rental income.

Noninterest Expense

The following table presents a breakdown of noninterest expense for the past two years:

	For the years ended December 31,
(In thousands)	2017	2016
Compensation and benefits	$17,117	$14,952
Occupancy	2,381	2,360
Processing and communications	2,551	2,628
Furniture and equipment	2,079	1,700
Professional services	1,022	976
Loan collection and OREO expenses	463	654
Other loan expenses	186	152
Deposit insurance	546	713
Advertising	1,179	1,095
Director fees	637	559
Other expenses	1,883	1,842
Total noninterest expense	$30,044	$27,631

Noninterest expense totaled $30.0 million for the year ended December 31, 2017, an increase of $2.4 million when compared to $27.6 million in 2016. The majority of this increase may be attributed to costs of expanding our retail branch and lending networks which resulted in higher compensation and benefits expenses.

Changes in noninterest expense reflect:

•
Compensation and benefits expense, the largest component of noninterest expense, increased $2.2 million for the year ended December 31, 2017, when compared to 2016.  Expenses have risen as we expanded our branch network, lending and support staff. This additional headcount has resulted in higher salary, commission and benefit expense.

•	Occupancy expense remained relatively flat with expenses of $2.4 million in 2017 and 2016.

•	Processing and communications remained relatively flat with expenses of $2.6 million in 2017 and 2016.

•
Furniture and equipment expense increased $379 thousand in 2017, due to investment in our technology infrastructure through equipment, network and software upgrades that will improve our efficiency and keep our data secure.

•	Professional service fees increased $46 thousand in 2017, primarily due to increased consulting expenses, partially offset by decreased loan review and legal expenses.

•	Loan collection and OREO expenses decreased $191 thousand in 2017, primarily due to lower legal and property tax expense.

•
Other loan expenses increased $34 thousand in 2017, when compared to 2016, primarily due to an increase in loan appraisal expenses, partially offset by decreases in site visits, inspections and tax service fees.

•	Deposit insurance expense decreased $167 thousand in 2017 when compared to 2016 as a result of a drop in our assessment rate due to the capital raise in December 2016.

•	Advertising expenses increased $84 thousand for the year ended December 31, 2017 in support of our retail and lending sales as well as the branch expansion.

•	Director fees increased $78 thousand in 2017 when compared to 2016.

•	Other expenses increased $41 thousand in 2017, primarily due to increased officer and employee training and provision for commitments.

Income Tax Expense

For 2017, the Company reported income tax expense of $9.5 million for an effective tax rate of 42.5%, compared to an income tax expense of $7.3 million and an effective tax rate of 35.5% in 2016. This increase was due to the “Tax Cuts and Jobs Act”, which lowered the corporate tax rate from 35% to 21% starting in 2018. Under ASC 740, Income Taxes, Unity was required to adjust its deferred income tax balances as of the enactment date, December 22, 2017, to reflect the lower tax rate of 21%. This adjustment resulted in a $1.7 million increase in income tax expense and an effective tax rate of 42.5% for the year. Excluding this, our income tax expense was $7.8 million with an effective tax rate of 34.8% for the year ended December 31, 2017. For additional information on the revaluation of the deferred tax asset and the effective tax rate, see the "Non-GAAP Financial Measures" section in "Item 6. Selected Financial Data". For additional information on income taxes, see Note 15 to the Consolidated Financial Statements.

Financial Condition

Total assets increased $265.6 million or 22.3 percent, to $1.5 billion at December 31, 2017, compared to $1.2 billion at December 31, 2016.  This increase was primarily due to increases of $196.3 million in net loans, with strong commercial, residential and consumer loan growth, $44.4 million in cash and cash equivalents and $8.3 million in securities.

Total deposits increased $97.4 million, primarily due to increases of $40.2 million in noninterest-bearing demand deposits, $33.1 million in savings deposits, $19.3 million in interest-bearing demand deposits and $4.8 million in time deposits. Borrowed funds increased $154.0 million to $275.0 million at December 31, 2017 due to increased overnight borrowings.

Total shareholders’ equity increased $11.8 million from year end 2016, primarily due to net income from operations, less dividends paid on our common stock. Net income was $12.9 million for the year ended December 31, 2017, a decrease of $316 thousand from the prior year.  Other changes in shareholders’ equity included stock-based transactions of $1.2 million and an other comprehensive gain net of tax of $46 thousand, partially offset by common stock dividends paid in 2017.

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

AFS securities totaled $53.5 million at December 31, 2017, an increase of $12.9 million or 31.9%, compared to $40.6 million at December 31, 2016.  This net increase was the result of:

•
$29.4 million from the purchase of seven collateralized mortgage obligations, four corporate bonds, two mortgage backed securities, one agency note, one municipal security, and seven equity or community bank holdings, partially offset by

•	$13.2 million in principal payments, maturities and called bonds,

•	$2.8 million in sales net of realized gains, which consisted of five mortgage backed securities,

•
$261 thousand of depreciation in the market value of the portfolio.  At December 31, 2017, the portfolio had a net unrealized loss of $532 thousand compared to a net unrealized loss of $271 thousand at December 31, 2016.  These net unrealized losses are reflected net of tax in shareholders’ equity as accumulated other comprehensive income, and

•	$227 thousand in net amortization of premiums.

The weighted average life of AFS securities, adjusted for prepayments, amounted to 6.2 years and 5.5 years at December 31, 2017 and 2016, respectively.

HTM securities, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity.  The portfolio is comprised of obligations of U.S. Government sponsored entities, obligations of state and political subdivisions, mortgage-backed securities, and corporate and other securities.

HTM securities were $16.3 million at December 31, 2017, a decrease of $4.7 million or 22.3 percent, from year end 2016.  This net decrease was the result of:

•	$4.3 million in principal payments, maturities and called bonds,

•	$495 thousand in sales net of realized gains, which consisted of one municipal security, and

•	$62 thousand in net amortization of premiums, partially offset by

•	$163 thousand from the purchase of one municipal security.

The weighted average life of HTM securities, adjusted for prepayments, amounted to 5.9 years and 6.9 years at December 31, 2017 and 2016, respectively.  As of December 31, 2017 and December 31, 2016, the fair value of HTM securities was $16.3 million and $21.0 million, respectively.

The Company sold one held to maturity security due to a significant deterioration in the creditworthiness of the bond. Investments in debt securities may be classified as held-to-maturity and measured at amortized cost in the statement of financial position only if the reporting enterprise has the positive intent and ability to hold those securities to maturity. Evidence of a significant deterioration in the issuer's creditworthiness is a circumstance in which the enterprise may change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future. This event was isolated, nonrecurring, and unusual for the Company.

The average balance of taxable securities amounted to $66.1 million in 2017 compared to $61.1 million in 2016.  The average yield earned on taxable securities increased 29 basis points to 3.07 percent in 2017, from 2.78 percent in 2016.  The average balance of tax-exempt securities amounted to $6.2 million in 2017 compared to $7.6 million in 2016.  The average yield earned on tax-exempt securities decreased 15 basis points to 3.86 percent in 2017, from 4.01 percent in 2016.

Securities with a carrying value of $20.8 million and $17.7 million at December 31, 2017 and December 31, 2016, respectively, were pledged to secure other borrowings and for other purposes required or permitted by law.

Approximately 82 percent of the total investment portfolio had a fixed rate of interest at December 31, 2017, compared to 78 percent in 2016.

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

Total loans increased $197.3 million or 20.3 percent to $1.2 billion at December 31, 2017, compared to $973.4 million at year end 2016.  Commercial loans, residential mortgages, consumer loans, and SBA loans increased $97.8 million, $76.1 million, $18.3 million and $9.5 million, respectively, partially offset by a decline of $4.5 million in SBA 504 loans.

The following table sets forth the classification of loans by major category, including unearned fees, deferred costs and excluding the allowance for loan losses at December 31st for the past five years:

	2017		2016		2015		2014		2013
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
SBA loans held for investment	$43,999	3.8%	$42,492	4.4%	$39,393	4.4%	$40,401	5.3%	$48,918	7.2%
SBA 504 loans	21,871	1.9	26,344	2.7	29,353	3.3	34,322	4.5	31,564	4.7
Commercial loans	606,994	51.8	509,171	52.3	465,518	52.3	401,949	52.7	363,340	53.5
Residential mortgage loans	365,145	31.2	289,093	29.7	264,523	29.8	220,878	29.0	182,067	26.8
Consumer loans	109,855	9.4	91,541	9.4	77,057	8.7	59,096	7.8	46,139	6.8
Total loans held for investment	1,147,864	98.1	958,641	98.5	875,844	98.5	756,646	99.3	672,028	99.0
SBA loans held for sale	22,810	1.9	14,773	1.5	13,114	1.5	5,179	0.7	6,673	1.0
Total loans	$1,170,674	100.0%	$973,414	100.0%	$888,958	100.0%	$761,825	100.0%	$678,701	100.0%

Average loans increased $127.0 million or 13.7 percent from $925.3 million in 2016, to $1.1 billion in 2017.  The increase in average loans was due to increases in commercial loans, residential mortgages, consumer and SBA 7(a) loans, partially offset by a decrease in SBA 504 loans.  The yield on the overall loan portfolio increased 10 basis points to 4.93 percent for the year ended December 31, 2017, compared to 4.83 percent for the prior year.

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

SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $22.8 million at December 31, 2017,  an increase of $8.0 million from December 31, 2016.  SBA 7(a) loans held for investment amounted to $44.0 million at December 31, 2017, an increase of $1.5 million from $42.5 million at December 31, 2016.  The yield on SBA 7(a) loans, which are generally floating and adjust quarterly to the Prime Rate, was 6.42 percent for the year ended December 31, 2017, compared to 5.60 percent in the prior year.

The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent at origination.  The guarantee rates are determined by the SBA and can vary from year to year depending on government funding and the goals of the SBA program.  The carrying value of SBA loans held for sale represents the guaranteed portion to be sold into the secondary market.  The carrying value of SBA loans held for investment represents the unguaranteed portion, which is the Company's portion of SBA loans originated, reduced by the guaranteed portion that is sold into the secondary market.  Approximately $97.5 million and $92.6 million in SBA loans were sold but serviced by the Company at December 31, 2017 and December 31, 2016, respectively, and are not included on the Company’s balance sheet.  There is no direct relationship or correlation between the guarantee percentages and the level of charge-offs and recoveries on the Company’s SBA 7(a) loans.  Charge-offs taken on SBA 7(a) loans effect the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards irrespective of the guarantee percentage.

The SBA 504 program consists of real estate backed commercial mortgages where the Company has the first mortgage and the SBA has the second mortgage on the property.  Generally, the Company has a 50 percent LTV ratio on SBA 504 program loans at origination.  At December 31, 2017, SBA 504 loans totaled $21.9 million, a decrease of $4.4 million from $26.3 million at December 31, 2016.  The yield on SBA 504 loans was 4.98 percent for the year ended December 31, 2017, compared to 5.00 percent in 2016.

Commercial loans are generally made in the Company’s marketplace for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes.  These loans amounted to $607.0 million at December 31, 2017, an increase of $97.8 million from year end 2016.  The yield on commercial loans was 4.93 percent for 2017, compared to 4.94 percent in 2016.

Residential mortgage loans consist of loans secured by 1 to 4 family residential properties.  These loans amounted to $365.1 million at December 31, 2017, an increase of $76.1 million from year end 2016.  Sales of mortgage loans totaled $82.1 million for 2017.  Approximately $3.5 million of the loans sold were from portfolio, with the remainder consisting of new production. The yield on residential mortgages was 4.59 percent for 2017, compared to 4.46 percent for 2016. Residential mortgage loans maintained in portfolio are generally to individuals that do not qualify for conventional financing. In extending credit to this category of borrowers, the Bank considers other mitigating factors such as credit history, equity and liquid reserves of the borrower. As a result, the residential mortgage loan portfolio of the Bank includes fixed and adjustable rate mortgages with rates that exceed the rates on conventional fixed-rate mortgage loan products but are not considered high priced mortgages.

Consumer loans consist of home equity loans, construction loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.  These loans amounted to $109.9 million at December 31, 2017, an increase of $18.3 million from December 31, 2016.  This increase was generated primarily by consumer construction loans, a product the Company first offered in 2014.  The yield on consumer loans was 5.15 percent for 2017, compared to 4.77 percent for 2016.

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

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of fixed and floating interest rates at December 31, 2017:

	December 31, 2017
(In thousands)	One year or less	One to five years	Over five years	Total
SBA loans	$63,535	$2,400	$874	$66,809
SBA 504 loans	6,336	15,266	269	21,871
Commercial loans
Commercial other	18,272	24,286	40,268	82,826
Commercial real estate	54,511	312,121	103,064	469,696
Commercial real estate construction	13,009	19,674	21,789	54,472
Total	$155,663	$373,747	$166,264	$695,674
Amount of loans with maturities or repricing dates greater than one year:
Fixed interest rates				$159,014
Floating or adjustable interest rates				380,997
Total				$540,011

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

At December 31, 2017, there was one loan totaling $786 thousand that was classified as a TDR and deemed impaired, compared to one loan totaling $153 thousand at December 31, 2016.  Restructured loans that are placed in nonaccrual status may be removed after six months of contractual payments and the borrower showing the ability to service the debt going forward. The remaining TDR was in accrual status since it is performing in accordance with the restructured terms. There are no commitments to lend additional funds on this loan. The following table presents a breakdown of performing and nonperforming TDRs by class as of December 31st for the past two years.

	December 31, 2017			December 31, 2016
(In thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs	Performing TDRs	Nonperforming TDRs	Total TDRs
SBA loans held for investment	$—	$—	$—	$—	$153	$153
Commercial real estate	786	—	786	—	—	—
Total	$786	$—	$786	$—	$153	$153

For additional information on TRDs, see Note 4 to the Consolidated Financial Statements.

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

The following table sets forth information concerning nonperforming assets and loans past due 90 days or more and still accruing interest at December 31st for the past five years:

(In thousands, except percentages)	2017	2016	2015	2014	2013
Nonperforming by category:
SBA loans held for investment (1)	$632	$1,168	$1,764	$3,348	$2,746
SBA 504 loans	—	513	518	2,109	1,101
Commercial loans	68	426	2,164	4,721	4,029
Residential mortgage loans	1,669	2,672	2,224	645	5,727
Consumer loans	625	2,458	590	545	1,680
Total nonperforming loans (2)	$2,994	$7,237	$7,260	$11,368	$15,283
OREO	426	1,050	1,591	1,162	633
Total nonperforming assets	$3,420	$8,287	$8,851	$12,530	$15,916
Past due 90 days or more and still accruing interest:
SBA loans held for investment	$—	$—	$—	$161	$—
Commercial loans	60	—	—	7	14
Residential mortgage loans	—	—	—	722	5
Total past due 90 days or more and still accruing interest	$60	$—	$—	$890	$19
Nonperforming loans to total loans	0.26%	0.74%	0.82%	1.49%	2.25%
Nonperforming loans and TDRs to total loans (3)	0.32	0.74	1.16	1.96	3.35
Nonperforming assets to total loans and OREO	0.29	0.85	0.99	1.64	2.34
Nonperforming assets to total assets	0.23	0.70	0.82	1.24	1.73
(1) Guaranteed SBA loans included above	$27	$60	$288	$1,569	$540
(2) Nonperforming TDRs included above	—	153	293	2,960	467
(3) Performing TDRs	786	—	3,015	3,548	7,452

Nonperforming loans were $3.0 million at December 31, 2017, a $4.2 million decrease from $7.2 million at year end 2016.  Since year end 2016, nonperforming loans in the consumer, residential, SBA, SBA 504, and commercial segments decreased.  Included in nonperforming loans at December 31, 2017 are approximately $27 thousand of loans guaranteed by the SBA, compared to $60 thousand at December 31, 2016.  In addition, there were $60 thousand in loans past due 90 days or more and still accruing interest at December 31, 2017, compared to no such loans at December 31, 2016.

OREO properties totaled $426 thousand at December 31, 2017, a decrease of $624 thousand from $1.1 million at year end 2016.  During 2017, the Company took title to three new properties valued at $872 thousand that resulted in a charge to the allowance of $97 thousand. The Company sold six OREO properties, resulting in a net loss of $245 thousand on the sales.

The Company also monitors potential problem loans.  Potential problem loans are those loans where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in nonperforming loans as they continue to perform.  Potential problem loans totaled $4.0 million at December 31, 2017, an increase of $2.8 million from $1.1 million at December 31, 2016. The increase is due to the addition of eight loans totaling $4.0 million offset by the deletion of seven loans totaling $597 thousand, as well as the payoff of two loans totaling $356 thousand.

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

The allowance for loan losses totaled $13.6 million at December 31, 2017, compared to $12.6 million at December 31, 2016, with resulting allowance to total loan ratios of 1.16 percent and 1.29 percent, respectively.  Net charge-offs amounted to $673 thousand for 2017, compared to $1.4 million for 2016.  The following table is a summary of the changes to the allowance for loan losses for the past five years, including net charge-offs to average loan ratios for each major loan category:

	For the years ended December 31,
(In thousands, except percentages)	2017	2016	2015	2014	2013
Balance, beginning of year	$12,579	$12,759	$12,551	$13,141	$14,758
Provision charged to expense	1,650	1,220	500	2,550	2,350
Charge-offs:
SBA loans held for investment	293	557	370	1,053	1,076
SBA 504 loans	76	—	589	92	1,193
Commercial loans	151	775	309	1,037	1,392
Residential mortgage loans	55	101	50	740	375
Consumer loans	336	30	130	593	588
Total charge-offs	911	1,463	1,448	3,515	4,624
Recoveries:
SBA loans held for investment	121	33	54	140	250
SBA 504 loans	2	—	—	—	182
Commercial loans	100	29	1,052	166	204
Residential mortgage loans	12	—	49	60	17
Consumer loans	3	1	1	9	4
Total recoveries	238	63	1,156	375	657
Total net charge-offs	673	1,400	292	3,140	3,967
Balance, end of year	$13,556	$12,579	$12,759	$12,551	$13,141
Selected loan quality ratios:
Net charge-offs to average loans:
SBA loans held for investment	0.29%	0.92%	0.62%	1.72%	1.36%
SBA 504 loans	0.31	—	1.94	0.27	2.67
Commercial loans	0.01	0.15	(0.17)	0.23	0.36
Residential mortgage loans	0.01	0.04	—	0.35	0.23
Consumer loans	0.32	0.03	0.19	1.14	1.28
Total loans	0.06	0.15	0.04	0.44	0.63
Allowance to total loans	1.16	1.29	1.44	1.65	1.94
Allowance to nonperforming loans	452.77	173.82	175.74	110.41	85.98

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

	2017		2016		2015		2014		2013
(In thousands, except percentages)	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans	Reserve amount	% of loans to total loans
Balance applicable to:
SBA loans held for investment	$1,471	3.8%	$1,576	4.4%	$1,961	4.4%	$1,883	5.3%	$2,587	7.2%
SBA 504 loans	430	1.9	573	2.7	741	3.3	1,337	4.5	957	4.7
Commercial loans	7,395	51.8	6,729	52.3	6,309	52.3	6,270	52.7	6,840	53.5
Residential mortgage loans	3,130	31.2	2,593	29.7	2,769	29.8	2,289	29.0	2,132	26.8
Consumer loans	1,130	9.4	925	9.4	817	8.7	667	7.8	573	6.8
Unallocated	—	—	183	—	162	—	105	—	52	—
Total loans held for investment	13,556	98.1	12,579	98.5	12,759	98.5	12,551	99.3	13,141	99.0
SBA loans held for sale	—	1.9	—	1.5	—	1.5	—	0.7	—	1.0
Total loans	$13,556	100.0%	$12,579	100.0%	$12,759	100.0%	$12,551	100.0%	$13,141	100.0%

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments that is maintained at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is maintained in other liabilities.  At December 31, 2017, a $292 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $181 thousand commitment reserve at December 31, 2016.

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

The following table shows period-end deposits and the concentration of each category of deposits for the past three years:

	2017		2016		2015
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Ending balance:
Noninterest-bearing demand deposits	$256,119	24.6%	$215,963	22.8%	$185,267	20.7%
Interest-bearing demand deposits	164,997	15.8	145,654	15.4	130,605	14.6
Savings deposits	396,557	38.0	363,462	38.5	301,447	33.7
Time deposits	225,464	21.6	220,644	23.3	277,174	31.0
Total deposits	$1,043,137	100.0%	$945,723	100.0%	$894,493	100.0%

Total deposits increased $97.4 million to $1.0 billion at December 31, 2017, from $945.7 million at December 31, 2016.  This increase in deposits was due to increases of $40.2 million, $33.1 million, $19.3 million and $4.8 million in noninterest-bearing demand deposits, savings deposits, interest-bearing demand deposits and time deposits.

The Company’s deposit composition at December 31, 2017, consisted of 38.0 percent savings deposits, 24.6 percent noninterest-bearing demand deposits, 21.6 percent time deposits and 15.8 percent interest-bearing demand deposits. This shift in deposit mix from December 31, 2016 reflects a 1.8 percent increase in noninterest-bearing demand deposits, and a 0.4 percent increase in interest-bearing demand deposits, offset by a 1.7 percent decrease in time deposits and a 0.5 percent decrease in savings deposits.

The increase in noninterest-bearing demand deposits is attributable to growth in commercial customer relationships.

The following table shows average deposits and the concentration of each category of deposits for the past three years:

	For the years ended December 31,
	2017		2016		2015
(In thousands, except percentages)	Amount	% of total	Amount	% of total	Amount	% of total
Average balance:
Noninterest-bearing demand deposits	$237,207	21.6%	$199,554	21.6%	$172,172	20.7%
Interest-bearing demand deposits	159,642	14.4	133,212	14.4	126,876	15.3
Savings deposits	397,250	35.7	328,486	35.7	290,848	35.1
Time deposits	219,847	28.3	261,225	28.3	240,132	28.9
Total deposits	$1,013,946	100.0%	$922,477	100.0%	$830,028	100.0%

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

Borrowed funds and subordinated debentures totaled $285.3 million and $131.3 million at December 31, 2017 and December 31, 2016, respectively, and are broken down in the following table:

(In thousands)	December 31, 2017	December 31, 2016
FHLB borrowings:
Fixed rate advances	$40,000	$50,000
Adjustable rate advances	50,000	50,000
Overnight advances	170,000	6,000
Other repurchase agreements	15,000	15,000
Subordinated debentures	10,310	10,310
Total borrowed funds and subordinated debentures	$285,310	$131,310

Borrowed funds increased $154.0 million from prior year-end due to a $164.0 million increase in overnight borrowings, partially offset by a $10.0 million decrease in fixed rate advances during the year ended December 31, 2017. The following transactions impacted borrowed funds and subordinated debentures:

•	A $170.0 million FHLB overnight line of credit advance issued on December 29, 2017 was at a rate of 1.53% and was repaid on January 2, 2018.

•
A $20.0 million ARC FHLB borrowing with a rate of 1.880% that matured on December 7, 2017. This $20.0 million FHLB advance was renewed for an additional six months at a rate of LIBOR plus 0.15%. A swap instrument was implemented which modified the borrowing to a 5 year fixed rate borrowing at 1.875% that matures on December 7, 2020.

•
A $10.0 million ARC FHLB borrowing with a rate of 0.943% that matured on August 16, 2017. This $10.0 million FHLB advance was renewed for an additional six months at a rate of LIBOR plus 0.07%. A swap instrument was implemented which modified the borrowing to a 5 year fixed rate borrowing at 1.173% that matures on February 16, 2021.

•	A $10.0 million FHLB borrowing with a rate of 4.234% that matured on August 10, 2017.

•
A $20.0 million ARC FHLB borrowing with a rate of 0.958% that matured on July 5, 2017. This $20.0 million FHLB advance was renewed for an additional six months at a rate of LIBOR plus 0.11%. A swap instrument was implemented which modified the borrowing to a 5 year fixed rate borrowing at 1.158% that matures on July 5, 2021.

In December 2017, the FHLB issued a $12.0 million municipal deposit letter of credit in the name of Unity Bank naming the NJ Department of Banking and Insurance as beneficiary. The letter of credit took the place of securities previously pledged to the state as collateral for the Bank's municipal deposits.

At December 31, 2017, the Company had $128.7 million of additional credit available at the FHLB.  Pledging additional collateral in the form of 1 to 4 family residential mortgages, commercial loans and investment securities can increase the line with the FHLB.

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

Repricing of mortgage-related securities is shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate.  Callable agency securities are shown based upon their option-adjusted spread modified duration date (“OAS”), rather than the next call date or maturity date.  The OAS date considers the coupon on the security, the time to the next call date, the maturity date, market volatility and current rate levels.  Fixed rate loans are allocated based on expected amortization.

The following table sets forth the gap ratio at December 31, 2017.  Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity.  Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest-bearing sources of funds.  Core deposits such as interest-bearing demand, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands, except percentages)	Under six months	Six months through one year	More than one year through three years	More than three years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets:
Cash and due from banks	$—	$—	$—	$—	$—	$23,701	$23,701
Federal funds sold, interest-bearing deposits and repos	126,553	—	—	—	—	—	126,553
Federal Home Loan Bank stock	—	—	—	—	—	12,863	12,863
Securities	6,639	3,689	18,028	20,827	12,202	8,415	69,800
Loans	362,840	104,664	330,856	260,189	87,915	24,210	1,170,674
Allowance for loan losses	—	—	—	—	—	(13,556)	(13,556)
Other assets	—	—	—	—	—	65,461	65,461
Total assets	$496,032	$108,353	$348,884	$281,016	$100,117	$121,094	$1,455,496
Liabilities and shareholders' equity:
Noninterest-bearing demand deposits	$—	$—	$—	$—	$—	$256,119	$256,119
Savings and interest-bearing demand deposits	273,972	—	71,674	108,189	107,719	—	561,554
Time deposits	37,893	73,892	97,442	15,641	395	201	225,464
Borrowed funds and subordinated debentures	185,000	—	70,000	30,000	—	310	285,310
Other liabilities	—	—	—	—	—	8,944	8,944
Shareholders' equity	—	—	—	—	—	118,105	118,105
Total liabilities and shareholders' equity	$496,865	$73,892	$239,116	$153,830	$108,114	$383,679	$1,455,496
Gap	(833)	34,461	109,768	127,186	(7,997)	(262,585)
Cumulative gap	(833)	33,628	143,396	270,582	262,585	—
Cumulative gap to total assets	(0.1)%	2.3%	9.9%	18.6%	18.0%	—

At December 31, 2017, there was a six-month liability-sensitive gap of $833 thousand and a one-year asset-sensitive gap of $33.6 million, as compared to asset-sensitive gaps of $63.4 million and $130.0 million at December 31, 2016.  The six-month and one-year cumulative gap to total assets ratios were within the Board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds.  For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results.  Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points.  Results outside of guidelines require action by the RMC to correct the imbalance.  Simulations are typically created over a 12 to 24 month time horizon.  At December 31, 2017, these simulations show that with a 200 basis point rate increase over a 12 month period, net interest income would decrease by approximately $833 thousand, or 1.6 percent.  A 200 basis point rate decline over a 12 month period would decrease net interest income by approximately $2.2 million or 4.3 percent.  These variances in net interest income are within the Board-approved guidelines of +/- 10 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity (“EVPE”) models.  The modified duration of equity measures the potential price risk of equity to changes in interest rates.  A longer modified duration of equity indicates a greater degree of risk to rising interest rates.  Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points.  The economic value of equity is likely to be different as interest rates change.  Results falling outside prescribed ranges require action by the RMC.  The Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 7.2 percent in a rising rate environment and a decrease of 1.4 percent in a falling rate environment at December 31, 2017.  At December 31, 2016, the Company’s variance in the economic value of equity with rate shocks of 200 basis points is a decline of 1.9 percent in a rising rate environment and a decrease of 7.4 percent in a falling rate environment.  The variance in the EVPE at December 31, 2017 and 2016 were within the Board-approved guidelines in place at the time of +/- 20 percent.

Liquidity

Consolidated Bank Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due.  A bank’s liquidity reflects its ability to meet loan demand, to accommodate possible outflows in deposits and to take advantage of interest rate opportunities in the marketplace.  The Company’s liquidity is monitored by management and the Board of Directors through the RMC, which reviews historical funding requirements, the current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments.  The goal is to maintain sufficient asset-based liquidity to cover potential funding requirements in order to minimize dependence on volatile and potentially unstable funding markets.

The principal sources of funds at the Bank are deposits, scheduled amortization and prepayments of investment and loan principal, sales and maturities of investment securities, additional borrowings and funds provided by operations.  While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit inflows and outflows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Consolidated Statement of Cash Flows provides detail on the Company’s sources and uses of cash, as well as an indication of the Company’s ability to maintain an adequate level of liquidity.  As the Consolidated Bank comprises the majority of the assets of the Company, this Consolidated Statement of Cash Flows is indicative of the Consolidated Bank’s activity.  At December 31, 2017, the balance of cash and cash equivalents was $150.3 million, an increase of $44.4 million from December 31, 2016.  A discussion of the cash provided by and used in operating, investing and financing activities follows.

Operating activities provided $14.4 million and $8.8 million in net cash for the years ended December 31, 2017 and 2016.  The primary sources of funds were net income from operations and adjustments to net income, such as the proceeds from the sale of mortgage and SBA loans held for sale, partially offset by originations of mortgage and SBA loans held for sale.

Investing activities used $219.6 million and $81.8 million in net cash for the years ended December 31, 2017 and 2016, respectively.  Cash was primarily used to fund new loans, purchase securities, FHLB stock and premises and equipment, partially offset by cash inflows from proceeds from the maturities and pay downs on securities, redemption of FHLB stock and sales of securities.

•
Securities.  The Consolidated Bank’s available for sale investment portfolio amounted to $53.5 million and $40.6 million at December 31, 2017 and December 31, 2016, respectively.  This excludes the Parent Company’s securities discussed under the heading “Parent Company Liquidity” below.  Projected cash flows from securities over the next twelve months are $8.2 million.

•
Loans.  The SBA loans held for sale portfolio amounted to $22.8 million and $14.8 million at December 31, 2017 and December 31, 2016, respectively.  Sales of these loans provide an additional source of liquidity for the Company.

•
Outstanding Commitments.  The Company was committed to advance approximately $291.9 million to its borrowers as of December 31, 2017, compared to $181.1 million at December 31, 2016.  At December 31, 2017, $209.3 million of these commitments expire within one year, compared to $86.4 million at December 31, 2016.  The Company had $5.6 million and $4.1 million in standby letters of credit at December 31, 2017 and December 31, 2016, respectively, which are included in the commitments amount noted above.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.  Many of these commitments will expire and never be funded.

Financing activities provided $249.5 million and $90.8 million in net cash for the years ended December 31, 2017 and 2016, respectively, primarily due to an increase in the Company’s borrowings and deposits, partially offset by the Company’s repayment of borrowings.

•
Deposits.  As of December 31, 2017, deposits included $99.6 million of Government deposits, as compared to $87.0 million at year end 2016. These deposits are generally short in duration and are very sensitive to price competition.  The Company believes that the current level of these types of deposits is appropriate.  Included in the portfolio were $94.6 million of deposits from thirteen municipalities.  The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

•
Borrowed Funds.  Total FHLB borrowings amounted to $260.0 million and $106.0 million as of December 31, 2017 and 2016, respectively.  Third party repurchase agreements totaled $15.0 million as of both December 31, 2017 and December 31, 2016.  As a member of the Federal Home Loan Bank of New York, the Company can borrow additional funds based on the market value of collateral pledged.  At December 31, 2017, pledging provided an additional $128.7 million in borrowing potential from the FHLB.  In addition, the Company can pledge additional collateral in the form of 1 to 4 family residential mortgages, commercial loans or investment securities to increase this line with the FHLB.

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

At December 31, 2017, the Parent Company had $1.6 million in cash and cash equivalents and $278 thousand in investment securities valued at fair market value, compared to $1.6 million in cash and cash equivalents and $1 thousand in investment securities at December 31, 2016.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities or payment periods of off-balance sheet arrangements and contractual obligations as of December 31, 2017:

(In thousands)	One year or less	One to three years	Three to five years	Over five years	Total
Off-balance sheet arrangements:
Standby letters of credit	$2,542	$1,064	$—	$1,975	$5,581
Contractual obligations:
Time deposits	111,785	97,442	15,641	596	225,464
Borrowed funds and subordinated debentures	235,000	30,000	10,000	10,310	285,310
Operating lease obligations	307	551	375	—	1,233
Purchase obligations	1,635	3,270	1,771	—	6,676
Total off-balance sheet arrangements and contractual obligations	$351,269	$132,327	$27,787	$12,881	$524,264

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

Capital Adequacy

A significant measure of the strength of a financial institution is its capital base. Shareholders’ equity increased $11.8 million to $118.1 million at December 31, 2017 compared to $106.3 million at December 31, 2016, primarily due to net income of $12.9 million. Other items impacting shareholders’ equity included $2.4 million in dividends paid on common stock, $174 thousand in unrealized losses net of tax on available for sale securities, $1.2 million from the issuance of common stock under employee benefit plans, $170 thousand in unrealized gains net of tax on cash flow hedges and $50 thousand in adjustments related to the defined benefit plan. The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

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

The following table summarizes the Company’s and the Bank’s regulatory capital ratios at December 31, 2017 and 2016, as well as the minimum regulatory capital ratios required for the Bank to be deemed “well-capitalized.”  The Company’s capital amounts and ratios reflect the capital decreases described above.

	At December 31, 2017		Required for capital adequacy purposes effective				To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2017		January 1, 2019		Bank
Leverage ratio	9.37%	9.03%	4.000%		4.00%		5.00%
CET1	10.81%	11.33%	5.750%	(1)	7.00%	(2)	6.50%
Tier I risk-based capital ratio	11.75%	11.33%	7.250%	(1)	8.50%	(2)	8.00%
Total risk-based capital ratio	12.87%	12.50%	9.250%	(1)	10.50%	(2)	10.00%

(1) Includes 1.25% capital conservation buffer.
(2) Includes 2.5% capital conservation buffer.

	At December 31, 2016		Required for capital adequacy purposes effective				To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2016		January 1, 2019		Bank
Leverage ratio	9.73%	9.50%	4.000%		4.00%		5.00%
CET1	11.49%	12.23%	5.125%	(3)	7.00%	(4)	6.50%
Tier I risk-based capital ratio	12.58%	12.23%	6.625%	(3)	8.50%	(4)	8.00%
Total risk-based capital ratio	13.84%	13.48%	8.625%	(3)	10.50%	(4)	10.00%

(3) Includes 0.625% capital conservation buffer.
(4) Includes 2.5% capital conservation buffer.

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

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Note 1 to the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2017, contains a summary of the Company’s significant accounting policies.  Management believes the Company’s policies with respect to the methodology for the determination of the other-than-temporary impairment on securities, servicing assets, allowance for loan losses, and income taxes involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters.  Changes in these judgments, assumptions or estimates could materially impact results of operations.  These critical policies are periodically reviewed with the Audit Committee and the Board of Directors.

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

Management’s Report on Internal Control
Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934.  Under the supervision and with the participation of the principal executive officer and the principal financial officer, management conducted an evaluation of the effectiveness of our control over financial reporting based on the 2013 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

RSM US LLP, the independent registered public accounting firm that audited the Company's December 31, 2017 consolidated financial statements included in this Annual Report on Form 10-K, has issued an audit report expressing an opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. The report is included in this item under the heading "Report of Independent Registered Public Accounting Firm."

/s/ James A. Hughes
James A. Hughes
President and Chief Executive Officer

/s/ Alan J. Bedner
Alan J. Bedner
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public
Accounting Firm

To the Shareholders and the Board of Directors of Unity Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited Unity Bancorp, Inc. and Subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements of the Company and our report dated March 2, 2018 expressed an unqualified opinion.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP
Blue Bell, Pennsylvania
March 2, 2018

Report of Independent Registered Public
Accounting Firm

To the Shareholders and the Board of Directors of Unity Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited Unity Bancorp, Inc. and Subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements of the Company and our report dated March 2, 2018 expressed an unqualified opinion.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

We have served as the Company's auditor since 2007.

Blue Bell, Pennsylvania
March 2, 2018

Consolidated Balance Sheets

(In thousands)	December 31, 2017	December 31, 2016
ASSETS
Cash and due from banks	$23,701	$22,105
Federal funds sold, interest-bearing deposits and repos	126,553	83,790
Cash and cash equivalents	150,254	105,895
Securities:
Securities available for sale (amortized cost of $54,025 and $40,839 in 2017 and 2016, respectively)	53,493	40,568
Securities held to maturity (fair value of $16,346 and $20,968 in 2017 and 2016, respectively)	16,307	20,979
Total securities	69,800	61,547
Loans:
SBA loans held for sale	22,810	14,773
SBA loans held for investment	43,999	42,492
SBA 504 loans	21,871	26,344
Commercial loans	606,994	509,171
Residential mortgage loans	365,145	289,093
Consumer loans	109,855	91,541
Total loans	1,170,674	973,414
Allowance for loan losses	(13,556)	(12,579)
Net loans	1,157,118	960,835
Premises and equipment, net	23,470	23,398
Bank owned life insurance ("BOLI")	24,227	13,758
Deferred tax assets	4,017	5,512
Federal Home Loan Bank ("FHLB") stock	12,863	6,037
Accrued interest receivable	5,447	4,462
Other real estate owned ("OREO")	426	1,050
Goodwill	1,516	1,516
Other assets	6,358	5,896
Total assets	$1,455,496	$1,189,906
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing demand	$256,119	$215,963
Interest-bearing demand	164,997	145,654
Savings	396,557	363,462
Time, under $100,000	133,881	123,724
Time, $100,000 to $250,000	71,480	75,567
Time, $250,000 and over	20,103	21,353
Total deposits	1,043,137	945,723
Borrowed funds	275,000	121,000
Subordinated debentures	10,310	10,310
Accrued interest payable	436	430
Accrued expenses and other liabilities	8,508	6,152
Total liabilities	1,337,391	1,083,615
Shareholders' equity:
Common stock, no par value, 12,500 shares authorized, 10,615 shares issued and outstanding in 2017; 10,477 shares issued and outstanding in 2016	86,782	85,383
Retained earnings	31,117	20,748
Accumulated other comprehensive income	206	160
Total shareholders' equity	118,105	106,291
Total liabilities and shareholders' equity	$1,455,496	$1,189,906

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income

	For the years ended December 31,
(In thousands, except per share amounts)	2017	2016
INTEREST INCOME
Federal funds sold, interest-bearing deposits and repos	$851	$214
FHLB stock	370	245
Securities:
Taxable	2,029	1,698
Tax-exempt	159	204
Total securities	2,188	1,902
Loans:
SBA loans	3,805	3,181
SBA 504 loans	1,177	1,356
Commercial loans	26,973	23,900
Residential mortgage loans	14,650	12,205
Consumer loans	5,296	4,021
Total loans	51,901	44,663
Total interest income	55,310	47,024
INTEREST EXPENSE
Interest-bearing demand deposits	665	537
Savings deposits	2,738	1,742
Time deposits	3,278	3,670
Borrowed funds and subordinated debentures	2,772	2,818
Total interest expense	9,453	8,767
Net interest income	45,857	38,257
Provision for loan losses	1,650	1,220
Net interest income after provision for loan losses	44,207	37,037
NONINTEREST INCOME
Branch fee income	1,384	1,269
Service and loan fee income	2,100	1,020
Gain on sale of SBA loans held for sale, net	1,617	2,099
Gain on sale of mortgage loans, net	1,530	2,621
BOLI income	469	378
Net security gains	62	424
Gain on repurchase of subordinated debt	—	2,264
Other income	1,108	985
Total noninterest income	8,270	11,060
NONINTEREST EXPENSE
Compensation and benefits	17,117	14,952
Occupancy	2,381	2,360
Processing and communications	2,551	2,628
Furniture and equipment	2,079	1,700
Professional services	1,022	976
Loan collection and OREO expenses	463	654
Other loan expenses	186	152
Deposit insurance	546	713
Advertising	1,179	1,095
Director fees	637	559
Other expenses	1,883	1,842
Total noninterest expense	30,044	27,631
Income before provision for income taxes	22,433	20,466
Provision for income taxes	9,540	7,257
Net income	$12,893	$13,209
Net income per common share - Basic	$1.22	$1.40
Net income per common share - Diluted	$1.20	$1.38
Weighted average common shares outstanding - Basic	10,558	9,416
Weighted average common shares outstanding - Diluted	10,749	9,572

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income

	For the years ended December 31,
	2017			2016
(In thousands)	Before tax amount	Income tax expense (benefit)	Net of tax amount	Before tax amount	Income tax expense (benefit)	Net of tax amount
Net income	$22,433	$9,540	$12,893	$20,466	$7,257	$13,209
Other comprehensive income
Investment securities available for sale:
Unrealized holding (losses) gains on securities arising during the period	(152)	(18)	(134)	157	41	116
Less: reclassification adjustment for gains on securities included in net income	62	22	40	424	149	275
Total unrealized losses on securities available for sale	(214)	(40)	(174)	(267)	(108)	(159)
Adjustments related to defined benefit plan:
Amortization of prior service cost	83	33	50	83	26	57
Total adjustments related to defined benefit plan	83	33	50	83	26	57
Net unrealized gains from cash flow hedges:
Unrealized holding gains on cash flow hedges arising during the period	204	34	170	1,232	503	729
Total unrealized gains on cash flow hedges	204	34	170	1,232	503	729
Total other comprehensive income	73	27	46	1,048	421	627
Total comprehensive income	$22,506	$9,567	$12,939	$21,514	$7,678	$13,836

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders’ Equity

	Common stock		Retained earnings (deficit) (3)	Accumulated other comprehensive income(loss)	Total Shareholders' equity
(In thousands, except per share amounts)	Shares	Amount
Balance, December 31, 2015	9,279	$59,371	$19,566	$(467)	$78,470
Net income			13,209		13,209
Other comprehensive income, net of tax				627	627
Dividends on common stock ($0.18 per share)		109	(1,633)		(1,524)
10% stock dividend payable September 30, 2016		10,394	(10.394)		—
Common stock issued and related tax effects (1)	130	1,097			1,097
Proceeds from rights offering (2)	1,068	14,412			14,412
Balance at December 31, 2016	10,477	85,383	20,748	160	106,291
Net income			12,893		12,893
Other comprehensive income, net of tax				46	46
Dividends on common stock ($0.23 per share)		144	(2,524)		(2,380)
Common stock issued and related tax effects (1)	138	1,255			1,255
Balance, December 31, 2017	10,615	$86,782	$31,117	$206	$118,105

(1) Includes the issuance of common stock under employee benefit plans, which includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.
(2) Represents gross proceeds of $14.6 million reduced by legal, accounting and other filing fees of approximately $213 thousand.
(3) 2017 includes the impact of implementing ASU 2016-09, “Compensation - Stock Compensation (Topic 718),” which resulted in a cumulative-effect adjustment of $498 thousand to retained earnings.

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the twelve months ended December 31,
(In thousands)	2017	2016
OPERATING ACTIVITIES:
Net income	$12,893	$13,209
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,650	1,220
Net amortization of purchase premiums and discounts on securities	290	346
Depreciation and amortization	1,238	734
Deferred income tax expense	1,546	110
Net security gains	(62)	(424)
Gains on repurchase of subordinated debentures	—	(2,264)
Stock compensation expense	746	545
Loss (gain) on sale of OREO	245	(71)
Valuation writedowns on OREO	151	300
Gain on sale of mortgage loans held for sale, net	(1,699)	(1,610)
Gain on sale of SBA loans held for sale, net	(1,617)	(2,099)
Origination of mortgage loans held for sale	(82,088)	(108,120)
Origination of SBA loans held for sale	(24,394)	(29,916)
Proceeds from sale of mortgage loans held for sale, net	83,787	109,730
Proceeds from sale of SBA loans held for sale, net	20,998	26,837
BOLI income	(469)	(378)
Net change in other assets and liabilities	1,234	639
Net cash provided by operating activities	14,449	8,788
INVESTING ACTIVITIES
Purchases of securities held to maturity	(163)	(11,322)
Purchases of securities available for sale	(29,382)	(9,339)
Purchases of FHLB stock, at cost	(17,408)	(4,182)
Maturities and principal payments on securities held to maturity	4,278	2,201
Maturities and principal payments on securities available for sale	13,220	8,927
Proceeds from sales of securities held to maturity	529	6,661
Proceeds from sales of securities available for sale	2,777	12,472
Proceeds from redemption of FHLB stock	10,583	2,745
Proceeds from sale of OREO	1,034	2,302
Net increase in loans	(193,592)	(82,697)
Purchase of BOLI	(10,000)	—
Purchases of premises and equipment	(1,509)	(9,595)
Net cash used in investing activities	(219,633)	(81,827)
FINANCING ACTIVITIES
Net increase in deposits	97,414	51,230
Proceeds from new borrowings	220,000	76,000
Repayments of borrowings	(66,000)	(47,000)
Repurchase of subordinated debentures	—	(2,891)
Proceeds from exercise of stock options	509	550
Dividends on common stock	(2,380)	(1,524)
Proceeds from capital offering	—	14,412
Net cash provided by financing activities	249,543	90,777
Increase in cash and cash equivalents	44,359	17,738
Cash and cash equivalents, beginning of year	105,895	88,157

Cash and cash equivalents, end of year	$150,254	$105,895
SUPPLEMENTAL DISCLOSURES
Cash:
Interest paid	$9,447	$8,798
Income taxes paid	7,002	7,592
Noncash investing activities:
Transfer of SBA loans held for sale to held to maturity	13	—
Capitalization of servicing rights	172	1,472
Transfer of loans to OREO	872	1,990

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

Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended.  Its wholly-owned subsidiary, the Bank, is chartered by the New Jersey Department of Banking and Insurance.  The Bank provides a full range of commercial and retail banking services through eighteen branch offices located in Bergen, Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County in Pennsylvania.  These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration (“SBA”) and other commercial credits.

Unity Bank has nine wholly-owned subsidiaries: Unity Investment Services, Inc., AJB Residential Realty Enterprises, Inc., AJB Commercial Realty, Inc., MKCD Commercial, Inc., JAH Commercial, Inc., UB Commercial LLC, ASBC Holdings LLC, Unity Property Holdings 1, Inc., and Unity Property Holdings 2, Inc.  Unity Investment Services, Inc. is used to hold and administer part of the Bank’s investment portfolio.  The other subsidiaries hold, administer and maintain the Bank’s other real estate owned (“OREO”) properties. Unity Investment Services, Inc. has one subsidiary, Unity Delaware Investment 2, Inc., which has one subsidiary, Unity NJ REIT, Inc.  Unity NJ REIT, Inc. was formed in 2013 to hold loans.

The Company has two wholly-owned subsidiaries: Unity (NJ) Statutory Trust II and Unity Risk Management, Inc. For additional information on Unity (NJ) Statutory Trust II, see Note 9 to the Consolidated Financial Statements. Unity Risk Management, Inc. is the Company's captive insurance company that insures risks to the bank not insured by the traditional commercial insurance market.

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

Other Comprehensive Income

Other comprehensive income consists of the change in unrealized gains (losses) on SERP, securities available for sale and swap related items that were reported as a component of shareholders’ equity, net of tax.

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

Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 replaced almost all existing revenue recognition guidance in current U.S. GAAP. The Company’s main source of revenue is comprised of net interest income on interest earning assets and liabilities and non-interest income. The scope of the guidance explicitly excludes net interest income as well as many other revenues for financial assets and liabilities including loans, leases, securities, and derivatives. As such, the Company does not expect the guidance to have a material impact on its financial statements.

Under current U.S. GAAP, when full consideration is not expected and financing is required by the buyer to purchase the property, there are very prescriptive requirements in determining when foreclosed real estate property sold by an institution should be derecognized and a gain or loss be recognized. The new guidance that will be applied to these sales is more principles based. For example, as it pertains to the criteria for determining how a contract should be accounted for under the new guidance, judgment will need to be exercised in evaluating if: (a) a commitment on the buyer’s part exists, (b) collection is probable in circumstances where the initial investment is minimal and (c) the buyer has obtained control of the asset, including the significant risks and rewards of the ownership. If there is no commitment on the buyer’s part, collection is not probable or the buyer has not obtained control of the asset, then a gain cannot be recognized under the new guidance. The initial investment requirement for the buyer along with the various methods for profit recognition are no longer applicable when the new guidance goes into effect. The Company will revise its current policy on the recognition and measurement of gain on sale of other real estate owned to be consistent with the new guidance, but does not expect the new guidance to have a significant impact on the consolidated financial statements of the Company when adopted.

For deposit-related fees, considering the straightforward nature of the arrangements with the Company’s deposits customers, the Company does not expect the recognition and measurement outcomes of deposit-related fees to be significant differently under the new guidance compared to current U.S. GAAP.

ASU 2014-09 was to be effective for interim and annual periods beginning after December 15, 2016 and was to be applied on either a modified retrospective or full retrospective basis. In August 2015, the FASB issued ASU 2015-14 which defers the original effective date for all entities by one year. Public business entities should apply the guidance in ASU 2015-14 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not expect this ASU to have a material impact on the Company’s consolidated financial statements when adopted on January 1, 2018 using the modified retrospective basis.

ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities.”  ASU 2016-01 addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments.  This eliminates the available for sale classification of accounting for equity securities and adjusts the fair value disclosures for financial instruments carried at amortized cost such that the disclosed fair values represent an exit price as opposed to an entry price.  This update requires that equity securities be carried at fair value on the balance sheet and any periodic changes in value will be adjusted through the income statement.  A practical expedient is provided for equity securities without a readily determinable fair value, such that these securities can be carried at cost less any impairment.  For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company has formed a committee to evaluate the fair value measurements of financial instruments for disclosure purposes.

ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 was issued in three parts: (a) Section A, “Leases: Amendments to the FASB Accounting Standards Codification®,” (b) Section B, “Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification®,” and (c) Section C, “Background Information and Basis for Conclusions.” While both lessees and lessors are affected by the new guidance, the effects on lessees are much more significant.  The update states that a lessee should recognize the assets and liabilities that arise from all leases with a term greater than 12 months. The core principle requires the lessee to recognize a liability to make lease payments and a "right-of-use" asset. The accounting applied by the lessor is relatively unchanged as the majority of operating leases should remain classified as operating leases and the income from them recognized, generally, on a straight-line basis over the lease term. The standards update also requires expanded qualitative and quantitative disclosures. For public business entities, ASC 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. ASC 2016-02 mandates a modified retrospective transition for all entities. The Company is currently evaluating the impact of the adoption of ASC 2016-02 on its consolidated financial statements. As of December 31, 2017, the Company had minimum noncancelable net operating lease payments of $1.2 million that are being evaluated. The implementation team is working on gathering all key lease data elements to meet the requirements of the new guidance.

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
The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. ASU 2016-15 is not expected to have a significant impact on the presentation of the consolidated statement of cash flows.

ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash." ASU 2016-18 was issued to address divergence in the way restricted cash is classified and presented. The amendments in the update require that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The amendments in this update apply to entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendment says that transfers between cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are not part of the entity's operating, investing, and financing activities. For public business entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. ASU 2016-18 is not expected to have a significant impact on the presentation of the consolidated statement of cash flows.

ASU 2017-04, "Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." ASU 2017-04 was issued in an effort to simplify accounting in a new standard. The amendments in this update require that an entity perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendment states that an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For public business entities, ASU 2017-04 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performing on testing dates after January 1, 2017. The Company does not expect this ASU to have a material impact on the Company's consolidated financial statements since the fair values of our reporting units were not lower than their respective carrying amounts at the time of our goodwill impairment analysis for 2017.

ASU 2017-07, "Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost" ASU 2017-07 was issued to provide guidance on the presentation of defined benefit costs in the income statement. The amendments in this update requires that an entity report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The amendment states that other components of net benefit cost be separate from the service cost component in the income statement. For public business entities, ASU 2017-07 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. ASU 2017-07 is not expected to have a significant impact on the presentation of the Company's consolidated financial statements.

ASU 2017-08, "Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 was issued to enhance the accounting for the amortization of premiums for purchased callable debt securities. This amendment requires that the amortization premium be shortened to the earliest call date. For public business entities, ASU 2017-08 is effective for fiscal years after December 15, 2018, and interim periods within those fiscal years. The Company does not expect this ASU to have a material impact on the Company's consolidated financial statements, but we will continue to monitor its impact as we move closer to implementation.

ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities." ASU 2017-12 was issued to ease the burden associated with assessing hedge effectiveness and to promote better financial statement alignment of the recognition and presentation of the effects of the hedging instrument and the hedged item. This guidance requires entities to present the earnings effect of the hedging instrument in the same income statement line item with the earnings effect on the hedged item. For public business entities, ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. ASU 2017-12 is not expected to have a significant impact on the consolidated financial statements.

ASU 2018-02, "Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income." ASU 2018-02 was issued as a result of stakeholder concern about the financial reporting consequences of the Tax Cuts and Jobs Act. The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement-Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. In February 2018, The Company reclassed $66 thousand from accumulated other comprehensive income to retained earnings as a result of the amendments in this Update.

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, “Intangibles – Goodwill and Other,” which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Based on a qualitative assessment, management determined that the Company’s recorded goodwill totaling $1.5 million, which resulted from the 2005 acquisition of its Phillipsburg, New Jersey branch, is not impaired as of December 31, 2017.

Subsequent Events

The Company has evaluated all events or transactions that occurred through the date the Company issued these financial statements. During this period, the Company did not have any material recognizable or non-recognizable subsequent events.

2.  Restrictions on Cash

Federal law requires depository institutions to hold reserves in the form of vault cash or, if vault cash is insufficient, in the form of a deposit maintained with a Federal Reserve Bank (“FRB”).  The dollar amount of a depository institution's reserve requirement is determined by applying the reserve ratios specified in the FRB’s Regulation D to an institution's reservable liabilities.  As of December 31, 2017, the Company required $23 thousand of additional reserves to meet its reserve requirements. As of December 31, 2016, the Company required $15 thousand of additional reserves to meet its reserve requirements.

In addition, the Company’s contract with its current electronic funds transfer (“EFT”) provider requires a predetermined balance be maintained in a settlement account controlled by the provider equal to the Company’s average daily net settlement position multiplied by four days.  The required balance was $156 thousand as of December 31, 2017 and 2016.  This balance can be adjusted periodically to reflect actual transaction volume and seasonal factors.

As of December 31, 2017, Unity Risk Management, Inc. had a total cash balance of $1.3 million, compared to $1.2 million at December 31, 2016.

3.  Securities

This table provides the major components of securities available for sale (“AFS”) and held to maturity (“HTM”) at amortized cost and estimated fair value at December 31, 2017 and December 31, 2016:

	December 31, 2017				December 31, 2016
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:
U.S. Government sponsored entities	$5,765	$—	$(74)	$5,691	$3,744	$2	$(30)	$3,716
State and political subdivisions	5,227	21	(56)	5,192	5,545	19	(62)	5,502
Residential mortgage-backed securities	32,111	153	(386)	31,878	21,547	339	(255)	21,631
Corporate and other securities	10,922	31	(221)	10,732	10,003	—	(284)	9,719
Total securities available for sale	$54,025	$205	$(737)	$53,493	$40,839	$360	$(631)	$40,568
Held to maturity:
U.S. Government sponsored entities	$3,026	$—	$(93)	$2,933	$3,530	$—	$(128)	$3,402
State and political subdivisions	1,113	144	—	1,257	2,306	181	(1)	2,486
Residential mortgage-backed securities	3,958	59	(18)	3,999	4,799	98	(25)	4,872
Commercial mortgage-backed securities	3,685	—	(142)	3,543	3,796	—	(148)	3,648
Corporate and other securities	4,525	89	—	4,614	6,548	12	—	6,560
Total securities held to maturity	$16,307	$292	$(253)	$16,346	$20,979	$291	$(302)	$20,968

This table provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2017 is distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls.

	Within one year		After one through five years		After five through ten years		After ten years		Total carrying value
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale at fair value:
U.S. Government sponsored entities	$—	—%	$3,699	1.61%	$1,992	2.16%	$—	—%	$5,691	1.80%
State and political subdivisions	—	—	963	3.30	1,962	2.57	2,267	2.69	5,192	2.76
Residential mortgage-backed securities	168	2.55	718	1.57	2,745	2.55	28,247	2.75	31,878	2.71
Corporate and other securities	—	—	2,182	3.17	6,453	4.37	2,097	2.01	10,732	3.66
Total securities available for sale	$168	2.55%	$7,562	2.27%	$13,152	3.39%	$32,611	2.70%	$53,493	2.81%
Held to maturity at cost:
U.S. Government sponsored entities	$—	—%	$—	—%	$—	—%	$3,026	1.98%	$3,026	1.98%
State and political subdivisions	162	1.49	—	—	493	5.07	458	5.84	1,113	4.86
Residential mortgage-backed securities	7	4.71	22	5.48	539	2.72	3,390	3.54	3,958	3.44
Commercial mortgage-backed securities	—	—	—	—	—	—	3,685	2.76	3,685	2.76
Corporate and other securities	—	—	—	—	4,525	5.73	—	—	4,525	5.73
Total securities held to maturity	$169	1.62%	$22	5.48%	$5,557	5.38%	$10,559	2.92%	$16,307	3.75%

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2017
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	5	$3,732	$(40)	$1,958	$(34)	$5,690	$(74)
State and political subdivisions	2	476	(6)	1,792	(50)	2,268	(56)
Residential mortgage-backed securities	22	20,646	(218)	4,028	(168)	24,674	(386)
Corporate and other securities	7	4,563	(37)	2,803	(184)	7,366	(221)
Total temporarily impaired securities	36	$29,417	$(301)	$10,581	$(436)	$39,998	$(737)
Held to maturity:
U.S. Government sponsored entities	2	$—	$—	$2,933	$(93)	$2,933	$(93)
Residential mortgage-backed securities	2	—	—	979	(18)	979	(18)
Commercial mortgage-backed securities	2	—	—	3,543	(142)	3,543	(142)
Total temporarily impaired securities	6	$—	$—	$7,455	$(253)	$7,455	$(253)

	December 31, 2016
		Less than 12 months		12 months and greater		Total
(In thousands, except number in a loss position)	Total number in a loss position	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available for sale:
U.S. Government sponsored entities	1	$1,962	$(30)	$—	$—	$1,962	$(30)
State and political subdivisions	4	3,833	(62)	—	—	3,833	(62)
Residential mortgage-backed securities	13	7,813	(139)	2,983	(116)	10,796	(255)
Corporate and other securities	6	822	(67)	5,376	(217)	6,198	(284)
Total temporarily impaired securities	24	$14,430	$(298)	$8,359	$(333)	$22,789	$(631)
Held to maturity:
U.S. Government sponsored entities	2	$3,402	$(128)	$—	$—	$3,402	$(128)
State and political subdivisions	1	212	(1)	—	—	212	(1)
Residential mortgage-backed securities	2	776	(15)	441	(10)	1,217	(25)
Commercial mortgage-backed securities	2	3,648	(148)	—	—	3,648	(148)
Total temporarily impaired securities	7	$8,038	$(292)	$441	$(10)	$8,479	$(302)

The Company sold one held to maturity security due to a significant deterioration in the creditworthiness of the bond. Investments in debt securities may be classified as held-to-maturity and measured at amortized cost in the statement of financial position only if the reporting enterprise has the positive intent and ability to hold those securities to maturity. Evidence of a significant deterioration in the issuer's creditworthiness is a circumstance in which the enterprise may change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future. This event was isolated, nonrecurring, and unusual for the Company.

Unrealized Losses

The unrealized losses in each of the categories presented in the tables above are discussed in the paragraphs that follow:

U.S. government sponsored entities and state and political subdivision securities: The unrealized losses on investments in these types of securities were caused by the increase in interest rate spreads or the increase in interest rates at the long end of the Treasury curve. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investments.  Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than temporarily impaired as of December 31, 2017.  There was no other-than-temporary impairment on these securities at December 31, 2016.

Residential and commercial mortgage-backed securities:  The unrealized losses on investments in mortgage-backed securities were caused by increases in interest rate spreads or the increase in interest rates at the long end of the Treasury curve.  The majority of contractual cash flows of these securities are guaranteed by the Federal National Mortgage Association (FNMA), the Government National Mortgage Association (GNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).  It is expected that the securities would not be settled at a price significantly less than the par value of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2017 or December 31, 2016.

Corporate and other securities: Included in this category are corporate debt securities, Community Reinvestment Act (“CRA”) investments, asset-backed securities, and one trust preferred security.  The unrealized losses on corporate debt securities were due to widening credit spreads or the increase in interest rates at the long end of the Treasury curve and the unrealized losses on CRA investments were caused by decreases in the market prices of the shares.  The Company evaluated the prospects of the issuers and forecasted a recovery period; and as a result determined it did not consider these investments to be other-than-temporarily impaired as of December 31, 2017 or December 31, 2016.  The unrealized loss on the trust preferred security was caused by an inactive trading market and changes in market credit spreads.  At December 31, 2017 and December 31, 2016, this category consisted of one single-issuer trust preferred security.  The contractual terms do not allow the security to be settled at a price less than the par value.  Because the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity, the Company did not consider this security to be other-than-temporarily impaired as of December 31, 2017 or December 31, 2016.

Realized Gains and Losses

Gross realized gains and losses on securities for the past two years are detailed in the table below:

	For the years ended December 31,
(In thousands)	2017	2016
Available for sale:
Realized gains	$89	$302
Realized losses	(61)	(1)
Total securities available for sale	28	301
Held to maturity:
Realized gains	38	123
Realized losses	(4)	—
Total securities held to maturity	34	123
Net gains on sales of securities	$62	$424

The net realized gains are included in noninterest income in the Consolidated Statements of Income as net security gains.  For 2017 and 2016, gross realized gains on sales of securities amounted to $127 thousand and $425 thousand, respectively.  There were $65 thousand of gross realized losses in 2017, compared to a $1 thousand loss in 2016.

•
The net gains during 2017 are attributed to the sale of three mortgage-backed securities with a total book value of $1.2 million and resulting gains of $71 thousand, the sale of one taxable municipal security with a book value of $529 thousand and resulting gains of $38 thousand, the call of two asset-backed securities totaling $3.5 million in book value, resulting in gains of $3 thousand, and the call of four municipal tax-exempt securites with a total book value of $500 thousand and resulting gains of $15 thousand, partially offset by the sale of two mortgage-backed securities with a book value of $1.6 million which resulted in a loss of $58 thousand, and the call of two corporate bonds with a book value of $3.0 million and resulting losses of $7 thousand.

•
The net gains during 2016 are attributed to the sale of fifteen municipal securities with a total book value of $6.4 million and resulting gains of $112 thousand, the sale of two SBA securities with a book value of $2.5 million and resulting gains of $12 thousand, the sale of thirteen equity securities totaling $515 thousand in book value, resulting in pre-tax gains of approximately $177 thousand, and the sale of five corporate bonds with a total book value of $8.5 million and resulting gains of $124 thousand, partially offset by the sale of one SBA security with a book value of $753 thousand which resulting in a loss of $1 thousand.

Pledged Securities

Securities with a carrying value of $20.8 million and $17.7 million at December 31, 2017 and December 31, 2016, respectively, were pledged to secure Government deposits, secure other borrowings and for other purposes required or permitted by law.

4.  Loans

The following table sets forth the classification of loans by class, including unearned fees, deferred costs and excluding the allowance for loan losses for the past two years:

(In thousands)	December 31, 2017	December 31, 2016
SBA loans held for investment	$43,999	$42,492
SBA 504 loans	21,871	26,344
Commercial loans
Commercial other	82,825	58,447
Commercial real estate	469,696	422,418
Commercial real estate construction	54,473	28,306
Residential mortgage loans	365,145	289,093
Consumer loans
Home equity	55,817	47,411
Consumer other	54,038	44,130
Total loans held for investment	$1,147,864	$958,641
SBA loans held for sale	22,810	14,773
Total loans	$1,170,674	$973,414

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

The tables below detail the Company’s loan portfolio by class according to their credit quality indicators discussed in the paragraphs above as of December 31, 2017:

	December 31, 2017
	SBA, SBA 504 & Commercial loans - Internal risk ratings
(In thousands)	Pass	Special mention	Substandard	Total
SBA loans held for investment	$42,415	$373	$1,211	$43,999
SBA 504 loans	20,751	1,024	96	21,871
Commercial loans
Commercial other	82,201	599	25	82,825
Commercial real estate	464,589	3,047	2,060	469,696
Commercial real estate construction	54,473	—	—	54,473
Total commercial loans	601,263	3,646	2,085	606,994
Total SBA, SBA 504 and commercial loans	$664,429	$5,043	$3,392	$672,864
	Residential mortgage & Consumer loans - Performing/Nonperforming
(In thousands)		Performing	Nonperforming	Total
Residential mortgage loans		$363,476	$1,669	$365,145
Consumer loans
Home equity		55,192	625	55,817
Consumer other		54,038	—	54,038
Total consumer loans		109,230	625	109,855
Total residential mortgage and consumer loans		$472,706	$2,294	$475,000

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

The following tables set forth an aging analysis of past due and nonaccrual loans as of December 31, 2017 and December 31, 2016:

	December 31, 2017
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$240	$313	$—	$632	$1,185	$42,814	$43,999
SBA 504 loans	—	—	—	—	—	21,871	21,871
Commercial loans
Commercial other	23	—	60	25	108	82,717	82,825
Commercial real estate	558	1,073	—	43	1,674	468,022	469,696
Commercial real estate construction	—	—	—	—	—	54,473	54,473
Residential mortgage loans	1,830	958	—	1,669	4,457	360,688	365,145
Consumer loans
Home equity	51	205	—	625	881	54,936	55,817
Consumer other	3	—	—	—	3	54,035	54,038
Total loans held for investment	$2,705	$2,549	$60	$2,994	$8,308	$1,139,556	$1,147,864
SBA loans held for sale	—	—	—	—	—	22,810	22,810
Total loans	$2,705	$2,549	$60	$2,994	$8,308	$1,162,366	$1,170,674

(1)	At December 31, 2017, nonaccrual loans included $27 thousand of loans guaranteed by the SBA.

	December 31, 2016
(In thousands)	30-59 days past due	60-89 days past due	90+ days and still accruing	Nonaccrual (1)	Total past due	Current	Total loans
SBA loans held for investment	$491	$397	$—	$1,168	$2,056	$40,436	$42,492
SBA 504 loans	—	—	—	513	513	25,831	26,344
Commercial loans
Commercial other	50	—	—	25	75	58,372	58,447
Commercial real estate	1,108	574	—	401	2,083	420,335	422,418
Commercial real estate construction	—	—	—	—	—	28,306	28,306
Residential mortgage loans	2,932	263	—	2,672	5,867	283,226	289,093
Consumer loans
Home equity	227	—	—	482	709	46,702	47,411
Consumer other	—	—	—	1,976	1,976	42,154	44,130
Total loans held for investment	$4,808	$1,234	$—	$7,237	$13,279	$945,362	$958,641
SBA loans held for sale	—	—	—	—	—	14,773	14,773
Total loans	$4,808	$1,234	$—	$7,237	$13,279	$960,135	$973,414

(1)	At December 31, 2016, nonaccrual loans included $153 thousand of TDRs and $60 thousand of loans guaranteed by the SBA.

Impaired Loans

The Company has defined impaired loans to be all nonperforming loans and troubled debt restructurings.  Management considers a loan impaired when, based on current information and events, it is determined that the Company will not be able to collect all amounts due according to the loan contract.

The following tables provide detail on the Company’s loans individually evaluated for impairment with the associated allowance amount, if applicable, as of December 31, 2017 and December 31, 2016:

	December 31, 2017
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$135	$52	$—
SBA 504 loans	—	—	—
Commercial loans
Commercial other	25	25	—
Commercial real estate	43	43	—
Total commercial loans	68	68	—
Total impaired loans with no related allowance	203	120	—
With an allowance:
SBA loans held for investment (1)	748	553	194
SBA 504 loans	—	—	—
Commercial loans
Commercial other	—	—	—
Commercial real estate	786	786	138
Total commercial loans	786	786	138
Total impaired loans with a related allowance	1,534	1,339	332
Total individually evaluated impaired loans:
SBA loans held for investment (1)	883	605	194
SBA 504 loans	—	—	—
Commercial loans
Commercial other	25	25	—
Commercial real estate	829	829	138
Total commercial loans	854	854	138
Total individually evaluated impaired loans	$1,737	$1,459	$332

(1)	Balances are reduced by amount guaranteed by the SBA of $27 thousand at December 31, 2017.

	December 31, 2016
(In thousands)	Unpaid principal balance	Recorded investment	Specific reserves
With no related allowance:
SBA loans held for investment (1)	$1,235	$653	$—
SBA 504 loans	513	513	—
Commercial loans
Commercial other	25	25	—
Commercial real estate	42	43	—
Total commercial loans	67	68	—
Total impaired loans with no related allowance	1,815	1,234	—
With an allowance:
SBA loans held for investment (1)	975	455	246
SBA 504 loans	—	—	—
Commercial loans
Commercial other	13	1	1
Commercial real estate	358	357	33
Total commercial loans	371	358	34
Total impaired loans with a related allowance	1,346	813	280
Total individually evaluated impaired loans:
SBA loans held for investment (1)	2,210	1,108	246
SBA 504 loans	513	513	—
Commercial loans
Commercial other	38	26	1
Commercial real estate	400	400	33
Total commercial loans	438	426	34
Total individually evaluated impaired loans	$3,161	$2,047	$280

(1)	Balances are reduced by amount guaranteed by the SBA of $60 thousand at December 31, 2016.

The following table presents the average recorded investments in impaired loans and the related amount of interest recognized during the time period in which the loans were impaired for the years ended December 31, 2017 and 2016.  The average balances are calculated based on the month-end balances of impaired loans.  When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method, therefore no interest income is recognized.  The interest recognized on impaired loans noted below represents accruing troubled debt restructurings only and nominal amounts of income recognized on a cash basis for well-collateralized impaired loans.

	For the years ended December 31,
	2017		2016
(In thousands)	Average recorded investment	Interest income recognized on impaired loans	Average recorded investment	Interest income recognized on impaired loans
SBA loans held for investment (1)	$668	$47	$1,535	$14
SBA 504 loans	82	—	798	—
Commercial loans
Commercial other	25	—	607	38
Commercial real estate	685	43	1,198	59
Commercial real estate construction	—	—	272	—
Total	$1,460	$90	$4,410	$111

(1)	Balances are reduced by the average amount guaranteed by the SBA of $318 thousand and $246 thousand for years ended December 31, 2017 and 2016, respectively.

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

TDRs of $786 thousand and $153 thousand are included in the impaired loan numbers as of December 31, 2017 and December 31, 2016, respectively. The increase was due to the addition of one loan, partially offset by the removal of one loan. There is $138 thousand in specific reserves on the performing TDR as of December 31, 2017, compared to $34 thousand on the nonperforming TDR as of December 31, 2016. At December 31, 2017, the $786 thousand TDR is in accrual status since it continues to perform in accordance with its restructured terms. At December 31, 2016, the $153 thousand TDR was in nonaccrual status.

There was one loan modified as a TDR with a principal balance reduction during the year ended December 31, 2017. To date, the Company’s TDRs consisted of interest rate reductions, interest only periods, and maturity extensions.  There were no loans modified as a TDR within the previous 12 months that subsequently defaulted at some point during the years ended December 31, 2017 or 2016. In this case, the subsequent default is defined as 90 days past due or transferred to nonaccrual status.

Other Loan Information

Servicing Assets:

Loans sold to others and serviced by the Company are not included in the accompanying Consolidated Balance Sheets.  The total amount of such loans serviced, but owned by outside investors, amounted to approximately $132.1 million and $137.8 million at December 31, 2017 and 2016, respectively.  At December 31, 2017 and 2016, the carrying value, which approximates fair value, of servicing assets was $1.8 million and $2.1 million, respectively, and is included in Other Assets.  The fair value of SBA servicing assets was determined using a discount rate of 15%, constant prepayment speeds ranging from 15% to 18%, and interest strip multiples ranging from 2.08% to 3.80%, depending on each individual credit.  The fair value of mortgage servicing assets was determined using a discount rate of 12% and the present value of excess servicing over 7 years.  A summary of the changes in the related servicing assets for the past two years follows:

	For the years ended December 31,
(In thousands)	2017	2016
Balance, beginning of year	$2,086	$1,389
Servicing assets capitalized	172	1,472
Amortization of expense	(458)	(775)
Provision for loss in fair value	—	—
Balance, end of year	$1,800	$2,086

In addition, the Company had a $1.4 million and $1.3 million discount related to the retained portion of the unsold SBA loans at December 31, 2017 and 2016, respectively.

Officer and Director Loans:

In the ordinary course of business, the Company may extend credit to officers, directors or their associates.  These loans are subject to the Company’s normal lending policy.  An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	December 31, 2017	December 31, 2016
Balance, beginning of year	$29,256	$37,394
New loans and advances	6,121	31
Loan repayments	(2,268)	(8,169)
Balance, end of year	$33,109	$29,256

Loan Portfolio Collateral:

The majority of the Company’s loans are secured by real estate.  Declines in the market values of real estate in the Company’s trade area impact the value of the collateral securing its loans.  This could lead to greater losses in the event of defaults on loans secured by real estate.  At December 31, 2017 approximately 94% of the Company’s loan portfolio was secured by real estate, compared to 96% at December 31, 2016.

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

The following tables detail the activity in the allowance for loan losses by portfolio segment for the past two years:

	For the year ended December 31, 2017
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$1,576	$573	$6,729	$2,593	$925	$183	$12,579
Charge-offs	(293)	(76)	(151)	(55)	(336)	—	(911)
Recoveries	121	2	100	12	3	—	238
Net charge-offs	(172)	(74)	(51)	(43)	(333)	—	(673)
Provision for loan losses charged to expense	67	(69)	717	580	538	(183)	1,650
Balance, end of period	$1,471	$430	$7,395	$3,130	$1,130	$—	$13,556

	For the year ended December 31, 2016
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Balance, beginning of period	$1,961	$741	$6,309	$2,769	$817	$162	$12,759
Charge-offs	(557)	—	(775)	(101)	(30)	—	(1,463)
Recoveries	33	—	29	—	1	—	63
Net charge-offs	(524)	—	(746)	(101)	(29)	—	(1,400)
Provision for loan losses charged to expense	139	(168)	1,166	(75)	137	21	1,220
Balance, end of period	$1,576	$573	$6,729	$2,593	$925	$183	$12,579

The following tables present loans and their related allowance for loan losses, by portfolio segment, as of December 31st for the past two years:

	December 31, 2017
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$194	$—	$138	$—	$—	$—	$332
Collectively evaluated for impairment	1,277	430	7,257	3,130	1,130	—	13,224
Total	$1,471	$430	$7,395	$3,130	$1,130	$—	$13,556
Loan ending balances:
Individually evaluated for impairment	$605	$—	$854	$—	$—	$—	$1,459
Collectively evaluated for impairment	43,394	21,871	606,140	365,145	109,855	—	1,146,405
Total	$43,999	$21,871	$606,994	$365,145	$109,855	$—	$1,147,864

	December 31, 2016
(In thousands)	SBA held for investment	SBA 504	Commercial	Residential	Consumer	Unallocated	Total
Allowance for loan losses ending balance:
Individually evaluated for impairment	$246	$—	$34	$—	$—	$—	$280
Collectively evaluated for impairment	1,330	573	6,695	2,593	925	183	12,299
Total	$1,576	$573	$6,729	$2,593	$925	$183	$12,579
Loan ending balances:
Individually evaluated for impairment	$1,108	$513	$426	$—	$—	$—	$2,047
Collectively evaluated for impairment	41,384	25,831	508,745	289,093	91,541	—	956,594
Total	$42,492	$26,344	$509,171	$289,093	$91,541	$—	$958,641

Changes in Methodology:

The Company did not make any changes to its allowance for loan losses methodology in the current period.

Reserve for Unfunded Loan Commitments

In addition to the allowance for loan losses, the Company maintains a reserve for unfunded loan commitments at a level that management believes is adequate to absorb estimated probable losses.  Adjustments to the reserve are made through other expense and applied to the reserve which is classified as other liabilities.  At December 31, 2017, a $292 thousand commitment reserve was reported on the balance sheet as an “other liability”, compared to a $181 thousand commitment reserve at December 31, 2016, due to a larger loan portfolio requiring a larger general reserve.  There were no losses on unfunded loan commitments during 2017 or 2016.

6.  Premises and Equipment

The detail of premises and equipment as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2017	December 31, 2016
Land and buildings	$25,155	$24,896
Furniture, fixtures and equipment	10,074	9,194
Leasehold improvements	1,823	1,458
Gross premises and equipment	37,052	35,548
Less: Accumulated depreciation	(13,582)	(12,150)
Net premises and equipment	$23,470	$23,398

The increase in fixed assets over the past year was due to the addition of new branch sites in Emerson, Somerville and Ramsey, New Jersey.

Amounts charged to noninterest expense for depreciation of premises and equipment amounted to $1.4 million and $1.1 million in 2017 and 2016, respectively.

7.  Other Assets

The detail of other assets as of December 31st for the past two years is as follows:

(In thousands)	December 31, 2017	December 31, 2016
Prepaid expenses	$587	$479
Servicing assets:
SBA servicing asset	893	779
Mortgage servicing asset	907	1,307
Net receivable due from SBA	45	236
Unrealized gains on interest rate swap agreements	1,407	1,204
Prepaid insurance	1,633	1,514
Other	886	377
Total other assets	$6,358	$5,896

8.  Deposits

The following table details the maturity distribution of time deposits as of December 31st for the past two years:

(In thousands)	Three months or less	More than three months through six months	More than six months through twelve months	More than twelve months	Total
At December 31, 2017:
Less than $100,000	$13,079	$12,407	$34,810	$73,585	$133,881
$100,000 or more	2,986	9,421	39,082	40,094	91,583
At December 31, 2016:
Less than $100,000	$5,931	$7,906	$9,300	$100,587	$123,724
$100,000 or more	4,332	9,855	12,535	70,198	96,920

The following table presents the expected maturities of time deposits over the next five years:

(In thousands)	2018	2019	2020	2021	2022	Thereafter	Total
Balance maturing	$111,785	$57,487	$39,955	$12,178	$3,463	$596	$225,464

Time deposits with balances of $250 thousand or more totaled $20.1 million and $21.4 million at December 31, 2017 and 2016, respectively.

9.  Borrowed Funds and Subordinated Debentures

The following table presents the period-end and average balances of borrowed funds and subordinated debentures for the past three years with resultant rates:

	2017		2016		2015
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
FHLB borrowings and repurchase agreements:
At December 31,	$260,000	1.59%	$106,000	1.83%	$77,000	2.66%
Year-to-date average	110,420	1.75	88,754	2.21	57,187	3.72
Maximum outstanding	260,000		106,000		140,000
Repurchase agreements:
At December 31,	$15,000	3.67%	$15,000	3.67%	$15,000	3.67%
Year-to-date average	15,000	3.67	15,000	3.67	15,000	3.67
Maximum outstanding	15,000		15,000		15,000
Subordinated debentures:
At December 31,	$10,310	2.40%	$10,310	2.40%	$15,465	1.98%
Year-to-date average	10,310	2.40	11,099	2.35	15,465	1.87
Maximum outstanding	10,310		15,465		15,465

The following table presents the expected maturities of borrowed funds and subordinated debentures over the next five years:

(In thousands)	2018	2019	2020	2021	2022	Thereafter	Total
FHLB borrowings and repurchase agreements	$220,000	$—	$30,000	$10,000	$—	$—	$260,000
Other repurchase agreements	15,000	—	—	—	—	—	15,000
Subordinated debentures	—	—	—	—	—	10,310	10,310
Total borrowings	$235,000	$—	$30,000	$10,000	$—	$10,310	$285,310

FHLB Borrowings

FHLB borrowings at December 31, 2017 included a $170.0 million overnight line of credit advance, compared to $6.0 million at December 31, 2016.  FHLB borrowings at December 31, 2017 also consisted of five $10 million advances, and two $20 million advances.  Comparatively, FHLB borrowings at December 31, 2016 consisted of six $10 million advances and two $20 million advances. The terms of these transactions at year end 2017 are as follows:

•	The $170.0 million FHLB overnight line of credit advance issued on December 29, 2017 was at a rate of 1.53% and was repaid on January 2, 2018.

•
The $10.0 million FHLB advance that was issued on December 7, 2017 has an adjustable interest rate equal to 3 month LIBOR plus 14.5 basis points and matures on June 7, 2018. This borrowing was swapped to a 5 year fixed rate borrowing at 1.730%.

•
The $10.0 million FHLB advance that was issued on August 16, 2017 has an adjustable interest rate equal to 3 month LIBOR plus 7.0 basis points and matures on February 16, 2018. This borrowing was swapped to a 5 year fixed rate borrowing at 1.103%.

•
The $20.0 million FHLB advance that was issued on July 5, 2017 has an adjustable interest rate equal to LIBOR plus 11.0 basis points and matures on January 5, 2018. This borrowing was swapped to a 5 year fixed rate borrowing at 1.048%.

•	The $10.0 million FHLB advance that was issued on July 7, 2016 has a fixed rate of 1.80% and matures on July 7, 2021.

•	The $10.0 million FHLB advance that was issued on March 23, 2016 has a fixed rate of 2.10% and matures on December 23, 2020.

•	The $10.0 million FHLB advance that was issued on October 27, 2015 has a fixed rate of 2.02% and matures on October 27, 2020.

•	The $10.0 million FHLB advance that was modified on October 27, 2015 has a fixed rate of 2.15% and matures on October 27, 2020.

Repurchase Agreements

At December 31, 2017 and 2016, the Company was a party to a $15.0 million repurchase agreement that was entered into in February 2008, has a term of 10 years expiring on February 28, 2018, and a rate of 3.67%.  The borrowing was callable by the issuer on the repurchase date of May 29, 2008 and quarterly thereafter.

Due to the call provisions of this advance, the expected maturity could differ from the contractual maturity.

Subordinated Debentures

At December 31, 2017 and 2016, the Company was a party in the following subordinated debenture transactions:

•
On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036.  The subordinated debentures are redeemable in whole or part, prior to maturity but after July 24, 2011.  The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and reprices quarterly.  The floating interest rate was 3.26% at December 31, 2017 and 2.59% at December 31, 2016. This has been swapped to a 3 year fixed rate borrowing at 0.885%.

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

•
In connection with the formation of the statutory business trusts, the trusts also issued $465 thousand of common equity securities to the Company, which together with the proceeds stated above were used to purchase the subordinated debentures, under the same terms and conditions. At December 31, 2017 and 2016, $310 thousand of the common equity securities remained.

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

During the twelve months ended December 31, 2017 and 2016, the Company received variable rate Libor payments from and paid fixed rates in accordance with its interest rate swap agreements.  A summary of the Company’s outstanding interest rate swap agreements used to hedge variable rate debt at December 31, 2017 and 2016, respectively is as follows:

(In thousands, except %ages and years)	2017	2016
Notional amount	$60,000	$60,000
Weighted average pay rate	1.26%	1.43%
Weighted average receive rate	1.03%	0.67%
Weighted average maturity in years	3.36	4.24
Unrealized gains relating to interest rate swaps	$1,407	$1,204

At December 31, 2017 and 2016, the unrealized gains relating to interest rate swaps were recorded as an other asset. Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income.

10.  Commitments and Contingencies

Facility Lease Obligations

The Company operates eighteen branches, four branches are under operating leases and fourteen branches are owned. The contractual expiration range on the four leases is between the years 2018 and 2022.

The following table summarizes the contractual rent payments expected in future years:

(In thousands)	2018	2019	2020	2021	2022	Thereafter	Total
Operating lease rental payments	$307	$293	$258	$259	$116	$—	$1,233

The annual rent, included above, is increased each year beginning January 1, 2018 by the increase in the Consumer Price Index (“CPI”) for the New York Metropolitan area (not to exceed 3.0 percent). Rent expense totaled $346 thousand for 2017 and $417 thousand for 2016.  The decrease was due to the Company purchasing its headquarters in March 2016. The Company currently accounts for all of its leases as operating leases.

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

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates.  They are intended to be disbursed, subject to certain conditions, upon the request of the borrower.  The Company was committed to advance approximately $291.9 million to its borrowers as of December 31, 2017, compared to $181.1 million at December 31, 2016.  At December 31, 2017, $66.5 million of these commitments expire within one year, compared to $23.5 million a year earlier.  At December 31, 2017, the Company had $5.6 million in standby letters of credit compared to $4.1 million at December 31, 2016.  The estimated fair value of these guarantees is not significant.  The Company believes it has the necessary liquidity to honor all commitments.

11.  Accumulated Other Comprehensive Income (Loss) (a)

The following table shows the changes in other comprehensive income (loss) for the past two years:

	For the year ended December 31, 2017
(In thousands)	Net unrealized (losses) gains on securities	Adjustments related to defined benefit plan	Net unrealized gains from cash flow hedges:	Accumulated other comprehensive income (loss)
Balance, beginning of period	$(161)	$(391)	$712	$160
Other comprehensive (loss) income before reclassifications	(134)	—	170	36
Less amounts reclassified from accumulated other comprehensive income (loss)	40	(50)	—	(10)
Period change	(174)	50	170	46
Balance, end of period	$(335)	$(341)	$882	$206

	For the year ended December 31, 2016
(In thousands)	Net unrealized gains (losses) on securities	Adjustments related to defined benefit plan	Net unrealized gains (losses) from cash flow hedges:	Accumulated other comprehensive income (loss)
Balance, beginning of period	$(2)	$(448)	$(17)	$(467)
Other comprehensive income before reclassifications	116	—	729	845
Less amounts reclassified from accumulated other comprehensive loss	275	(57)	—	218
Period change	(159)	57	729	627
Balance, end of period	$(161)	$(391)	$712	$160

(a) All amounts are net of tax.

12.  Shareholders’ Equity

Shareholders’ equity increased $11.8 million to $118.1 million at December 31, 2017 compared to $106.3 million at December 31, 2016, primarily due to net income of $12.9 million. Other items impacting shareholders’ equity included $2.4 million in dividends paid on common stock, $1.3 million from the issuance of common stock under employee benefit plans and $46 thousand in accumulated other comprehensive income net of tax. The issuance of common stock under employee benefit plans includes nonqualified stock options and restricted stock expense related entries, employee option exercises and the tax benefit of options exercised.

Repurchase Plan

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock.  The amount and timing of purchases is dependent upon a number of factors, including the price and availability of the Company’s shares, general market conditions and competing alternate uses of funds.  As of December 31, 2017, the Company had repurchased a total of 556 thousand shares, of which 131 thousand shares have been retired, leaving 153 thousand shares remaining to be repurchased under the plan.  There were no shares repurchased during 2017 or 2016.

13. Other Income

The components of other income for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2017	2016
ATM and check card fees	$721	$614
Wire transfer fees	104	106
Safe deposit box fees	92	92
Other	191	173
Total other income	$1,108	$985

14. Other Expenses

The components of other expenses for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2017	2016
Travel, entertainment, training and recruiting	$761	$825
Insurance	347	343
Stationery and supplies	249	222
Retail losses	37	79
Other	489	373
Total other expenses	$1,883	$1,842

15.  Income Taxes

On December 22, 2017 the “Tax Cuts and Jobs Act” (TCJA) was signed into law, lowering the corporate tax rate from 35% to 21%, which will provide a significant tax benefit in 2018 and beyond. However, net income for 2017 was adversely impacted. Under ASC 740, Income Taxes, Unity was required to adjust its deferred income tax balances as of the enactment date to reflect a rate of 21%. This adjustment resulted in a $1.7 million increase in income tax expense and is included in the line "Federal - deferred provision" in the table below.

The components of the provision for income taxes for the past two years are as follows:

	For the years ended December 31,
(In thousands)	2017	2016
Federal - current provision	$7,003	$6,352
Federal - deferred provision	1,702	73
Total federal provision	8,705	6,425
State - current provision	991	795
State - deferred (benefit) provision	(156)	37
Total state provision	835	832
Total provision for income taxes	$9,540	$7,257

Reconciliation between the reported income tax provision and the amount computed by multiplying income before taxes by the statutory Federal income tax rate for the past two years is as follows:

	For the years ended December 31,
(In thousands, except percentages)	2017	2016
Federal income tax provision at statutory rate	$7,852	$7,162
Increases (Decreases) resulting from:
Stock option and restricted stock	(428)	—
Bank owned life insurance	(164)	(132)
Tax-exempt interest	(56)	(71)
Meals and entertainment	22	21
Captive insurance premium	(295)	—
State income taxes, net of federal income tax effect	543	541
Impact of rate change on deferred tax assets	1,733	—
Other, net	333	(264)
Provision for income taxes	$9,540	$7,257
Effective tax rate	42.5%	35.5%

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.  The components of the net deferred tax asset at December 31, 2017 and 2016 are as follows:

(In thousands)	December 31, 2017	December 31, 2016
Deferred tax assets:
Allowance for loan losses	$3,782	$5,115
Stock-based compensation	434	565
SERP	334	418
State net operating loss	296	123
Deferred compensation	274	324
Depreciation	237	345
Net unrealized security gains	150	110
Commitment reserve	81	74
Lost interest on nonaccrual loans	30	58
OREO Writedowns	14	420
Other	331	85
Gross deferred tax assets	5,963	7,637
Valuation allowance	(296)	(123)
Total deferred tax assets	5,667	7,514
Deferred tax liabilities:
Deferred loan costs	502	624
Interest rate swaps	396	492
Goodwill	341	456
Prepaid Insurance	298	—
Deferred servicing fees	100	327
Bond accretion	13	103
Total deferred tax liabilities	1,650	2,002
Net deferred tax asset	$4,017	$5,512

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

The Company had a $296 thousand and $123 thousand valuation allowance for deferred tax assets related to its state net operating loss carry-forward deferred tax asset at December 31, 2017 and 2016, respectively.  The Company’s state net operating loss carry-forwards totaled approximately $4.2 million at December 31, 2017 and expire between 2030 and 2036.

Included as a component of deferred tax assets is an income tax expense (benefit) related to unrealized gains (losses) on securities available for sale, a supplemental retirement plan (SERP) and interest rate swaps.  The after-tax component of each of these is included in other comprehensive income (loss) in shareholders’ equity.  The after-tax component related to securities available for sale was an unrealized loss of $335 thousand and $161 thousand for 2017 and 2016, respectively.  The after-tax component related to the SERP was an unrealized loss of $341 thousand for 2017, compared to $391 thousand in 2016. The after-tax component related to the interest rate swaps was an unrealized gain of $882 thousand for 2017, compared to an unrealized gain of $712 thousand in the prior year.

The Company follows FASB ASC Topic 740, “Income Taxes,” which prescribes a threshold for the financial statement recognition of income taxes and provides criteria for the measurement of tax positions taken or expected to be taken in a tax return.  ASC 740 also includes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of income taxes.  The Company did not recognize or accrue any interest or penalties related to income taxes during the years ended December 31, 2017 and 2016.  The Company does not have an accrual for uncertain tax positions as of December 31, 2017 or 2016, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2013 and thereafter are subject to future examination by tax authorities.

16.  Net Income per Share

The following is a reconciliation of the calculation of basic and diluted net income per share for the past two years:

	For the years ended December 31,
(In thousands, except per share amounts)	2017	2016
Net income	$12,893	$13,209
Weighted average common shares outstanding - Basic	10,558	9,416
Plus: Potential dilutive common stock equivalents	191	156
Weighted average common shares outstanding - Diluted	10,749	9,572
Net income per common share - Basic	$1.22	$1.40
Net income per common share - Diluted	1.20	1.38
Stock options and common stock excluded from the income per share calculation as their effect would have been anti-dilutive	$71	$73

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

The following table summarizes the Company's and the Bank's regulatory capital ratios at December 31, 2017 and December 31, 2016, as well as the minimum regulatory capital ratios required for the Bank to be deemed "well-capitalized".

	At December 31, 2017		Required for capital adequacy purposes effective				To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2017		January 1, 2019		Bank
Leverage ratio	9.37%	9.03%	4.000%		4.00%		5.00%
CET1	10.81%	11.33%	5.750%	(1)	7.00%	(2)	6.50%
Tier I risk-based capital ratio	11.75%	11.33%	7.250%	(1)	8.50%	(2)	8.00%
Total risk-based capital ratio	12.87%	12.50%	9.250%	(1)	10.50%	(2)	10.00%

(1) Includes 1.25% capital conservation buffer.
(2) Includes 2.5% capital conservation buffer.

	At December 31, 2016		Required for capital adequacy purposes effective				To be well-capitalized under prompt corrective action regulations
	Company	Bank	January 1, 2016		January 1, 2019		Bank
Leverage ratio	9.73%	9.50%	4.000%		4.00%		5.00%
CET1	11.49%	12.23%	5.125%	(3)	7.00%	(4)	6.50%
Tier I risk-based capital ratio	12.58%	12.23%	6.625%	(3)	8.50%	(4)	8.00%
Total risk-based capital ratio	13.84%	13.48%	8.625%	(3)	10.50%	(4)	10.00%

(3) Includes 0.625% capital conservation buffer.
(4) Includes 2.5% capital conservation buffer..

At December 31, 2017 and 2016, Unity Bank is “well-capitalized” under the applicable regulatory capital adequacy guidelines.

18.  Employee Benefit Plans

Stock Transactions

On August 26, 2016, the Company declared a 10% stock dividend to shareholders' of record as of September 15, 2016. The 10% stock dividend was paid on September 30, 2016. All share amounts in the following tables have been restated to include the effect of the 10% stock dividend distribution.

Stock Option Plans

The Company has incentive and nonqualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors.  Transactions under the Company’s stock option plans for 2017 and 2016 are summarized in the following table:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value
Outstanding at December 31, 2015	522,338	$6.45	5.1	$2,561,095
Options granted	127,400	11.11
Options exercised	(90,871)	7.97
Options forfeited	(1,833)	7.00
Options expired	(4,275)	7.64
Outstanding at December 31, 2016	552,759	$7.26	5.7	$4,663,432
Options granted	47,100	16.37
Options exercised	(94,679)	6.19
Options forfeited	—	—
Options expired	(607)	11.48
Outstanding at December 31, 2017	504,573	$8.31	5.7	$5,772,843
Exercisable at December 31, 2017	351,648	$6.53	4.6	$4,648,981

Grants under the Company’s incentive and nonqualified option plans generally vest over 3 years and must be exercised within 10 years of the date of grant.  The exercise price of each option is the market price on the date of grant.  As of December 31, 2017, 2,462,585 shares have been reserved for issuance upon the exercise of options, 504,573 option grants are outstanding, and 1,575,640 option grants have been exercised, forfeited or expired, leaving 382,372 shares available for grant.

The fair values of the options granted during 2017 and 2016 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the years ended December 31,
	2017	2016
Number of options granted	47,100	127,400
Weighted average exercise price	$16.37	$11.11
Weighted average fair value of options	$4.64	$3.49
Expected life in years (1)	6.57	6.79
Expected volatility (2)	28.12%	31.02%
Risk-free interest rate (3)	2.18%	1.94%
Dividend yield (4)	1.15%	1.38%

(1)	The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.

(2)	The expected volatility of the Company’s stock price was based on the historical volatility over the period commensurate with the expected life of the options.

(3)	The risk-free interest rate is the U.S Treasury rate commensurate with the expected life of the options on the date of grant.

(4)	The expected dividend yield is the projected annual yield based on the grant date stock price.

Upon exercise, the Company issues shares from its authorized but unissued common stock to satisfy the options.  The following table presents information about options exercised during 2017 and 2016:

	For the years ended December 31,
	2017	2016
Number of options exercised	94,679	90,871
Total intrinsic value of options exercised	$1,073,474	$451,288
Cash received from options exercised	509,047	549,918
Tax deduction realized from options exercised	438,514	184,351

The following table summarizes information about stock options outstanding and exercisable at December 31, 2017:

	Options outstanding			Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
0.00 - 4.00	77,000	1.1	$3.51	77,000	$3.51
4.01 - 8.00	186,340	4.5	6.20	186,340	6.20
8.01 - 12.00	164,633	7.8	9.51	78,471	9.27
12.01 - 16.00	46,600	9.0	15.00	9,837	14.60
16.01 - 20.00	30,000	9.2	$16.75	—	$—
Total	504,573	5.7	$8.31	351,648	$6.53

FASB ASC Topic 718, “Compensation - Stock Compensation,” requires an entity to recognize the fair value of equity awards as compensation expense over the period during which an employee is required to provide service in exchange for such an award (vesting period).  Compensation expense related to stock options and the related income tax benefit for the years ended December 31, 2017 and 2016 are detailed in the following table:

	For the years ended December 31,
	2017	2016
Compensation expense	$283,823	$218,013
Income tax benefit	115,942	89,058

As of December 31, 2017, unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Company’s stock option plans totaled approximately $357 thousand.  That cost is expected to be recognized over a weighted average period of 1.7 years.

Restricted Stock Awards

Restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time.  The following table summarizes nonvested restricted stock activity for the year ended December 31, 2017:

	Shares	Average grant date fair value
Nonvested restricted stock at December 31, 2016	97,203	$9.47
Granted	38,400	16.36
Canceled	—	—
Vested	(41,600)	8.92
Nonvested restricted stock at December 31, 2017	94,003	$12.53

Restricted stock awards granted to date vest over a period of 4 years and are recognized as compensation to the recipient over the vesting period.  Unless the recipient makes an election to recognize all compensation on the grant date, the awards are recorded at fair market value at the time of grant and amortized into salary expense on a straight line basis over the vesting period.  As of December 31, 2017, 518,157 shares of restricted stock were reserved for issuance, of which 111,404 shares are available for grant.

Restricted stock awards granted during the years ended December 31, 2017 and 2016 were as follows:

	For the years ended December 31,
	2017	2016
Number of shares granted	38,400	44,016
Average grant date fair value	$16.36	$11.21

Compensation expense related to the restricted stock for the years ended December 31, 2017 and 2016 is detailed in the following table:

	For the years ended December 31,
	2017	2016
Compensation expense	$462,470	$327,151
Income tax benefit	188,919	133,644

As of December 31, 2017, there was approximately $850 thousand of unrecognized compensation cost related to nonvested restricted stock awards granted under the Company’s stock incentive plans.  That cost is expected to be recognized over a weighted average period of 2.6 years.

401(k) Savings Plan

The Bank has a 401(k) savings plan covering substantially all employees.  Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis.  The Bank may also make discretionary contributions to the Plan.  The Bank contributed $492 thousand and $388 thousand to the Plan in 2017 and 2016, respectively.

Deferred Fee Plan

The Company has a deferred fee plan for Directors and executive management.  Directors of the Company have the option to elect to defer up to 100 percent of their respective retainer and Board of Director fees, and each member of executive management has the option to elect to defer 100 percent of their year end cash bonuses.  Director and executive deferred fees totaled $149 thousand in 2017 and $120 thousand in 2016, and the interest paid on deferred balances totaled $44 thousand in 2017 and $34 thousand in 2016. The fees distributed on the deferred balances totaled $8 thousand in 2017. No fees were distributed in 2016.

Benefit Plans
In addition to the 401(k) savings plan which covers substantially all employees in 2015, the Company established an unfunded supplemental defined benefit plan to provide additional retirement benefits for the President and Chief Executive Officer (“CEO”) and certain key executives.
On June 4, 2015, the Company approved the Supplemental Executive Retirement Plan (“SERP”) pursuant to which the President and CEO is entitled to receive certain supplemental nonqualified retirement benefits. On November 21, 2016 the Company approved a change in calculation of the Retirement Benefit payable under the Plan so that the Retirement Benefit shall be an amount equal to forty (40%) percent of the average of the Executive's base salary for the thirty-six (36) months immediately preceding executive's separation from service after age 66, adjusted annually thereafter by 2 percent. The total benefit is to be made payable in fifteen annual installments.  The future payments are estimated to total $3.4 million.  A discount rate of 4.00 percent was used to calculate the present value of the benefit obligation.
The President and CEO commenced vesting to this retirement benefit on January 1, 2014, and it will vest an additional 3 percent each year until fully vested on January 1, 2024. In the event that the President and CEO’s separation from service from the company were to occur prior to full vesting, the President and CEO would be entitled to and shall be paid the vested portion of the retirement benefit calculated as of the date of separation from service. Notwithstanding the foregoing, upon a Change in Control, and provided that within 6 months following the Change in Control the President and CEO is involuntarily terminated for reasons other than “cause” or the President and CEO resigns for “good reason”, as such is defined in the SERP, or the President and CEO voluntarily terminates his employment after being offered continued employment in a position that is not a “Comparable Position”, as such is also defined in the SERP, the President and CEO shall become 100 percent vested in the full retirement benefit.

No contributions or payments have been made for the year 2017 or 2016. The following table summarizes the components of the net periodic pension cost of the defined benefit plan recognized during the years ended December 31, 2017 and 2016:

	For the years ended December 31,
(In thousands)	2017	2016
Service cost	$121	$62
Interest cost	43	38
Amortization of prior service cost	83	83
Net periodic benefit cost	$247	$183

The following table summarizes the changes in benefit obligations of the defined benefit plan recognized during the years ended December 31, 2017:

	For the years ended December 31,
(In thousands)	2017	2016
Benefit obligation, beginning of year	$1,023	$923
Service cost	121	62
Interest cost	43	38
Benefit obligation, end of year	$1,187	$1,023

On October 22, 2015, the Company entered into an Executive Incentive Retirement Plan (the “Plan”) with key executive officers. The Plan has an effective date of January 1, 2015.

The Plan is an unfunded, nonqualified deferred compensation plan.  For any Plan Year, a guaranteed annual Deferral Award percentage of seven and one half percent (7.5%) of the participant’s annual base salary shall be credited to each Participant’s Deferred Benefit Account. A discretionary annual Deferral Award equal to seven and one half percent (7.5%) of the participant’s annual base salary may be credited to the Participant’s account in addition to the guaranteed Deferral Award, if the Bank exceeds the benchmarks set forth in the Annual Executive Bonus Matrix. The total Deferral Award shall never exceed fifteen percent (15%) of the participant's base salary for any given Plan Year. Each Participant shall be one hundred percent (100%) vested in all Deferral Awards as of the date they are awarded.

As of December 31, 2017, the company had total expenses of $90 thousand, compared to $30 thousand for the prior year.  The Plan is reflected on the Company’s balance sheet as accrued expenses.

Certain members of management are also enrolled in a split-dollar life insurance plan with a post retirement death benefit of $250 thousand.  Total expenses related to this plan were $5 thousand in 2017 and 2016, respectively.

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

Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis:

Securities Available for Sale

As of December 31, 2017, the fair value of the Company's AFS securities portfolio was $53.5 million.  Approximately 60 percent of the portfolio was made up of residential mortgage-backed securities, which had a fair value of $31.9 million at December 31, 2017.  Approximately $31.3 million of the residential mortgage-backed securities are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").  The underlying loans for these securities are residential mortgages that are geographically dispersed throughout the United States.

All of the Company’s AFS securities were classified as Level 2 assets at December 31, 2017.  The valuation of AFS securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information.  It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

Derivative Assets and Liabilities

The Company's derivative assets and liabilities consist of transactions as part of management's strategy to manage interest rate risk. The valuation of the Company's interest rate swaps is obtained from a third-party pricing service and is determined using a discounted cash flow analysis on the expected cash flows of each derivative. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. The Company has determined that the majority of the inputs used to value its interest rate derivatives fall within Level 2 of the fair value hierarchy.

There were no changes in the inputs or methodologies used to determine fair value during the year ended December 31, 2017, as compared to the year ended December 31, 2016.

The tables below present the balances of assets measured at fair value on a recurring basis as of December 31st for the past two years:

	Fair Value Measurements at December 31, 2017 Using
(In thousands)	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:
Assets:
Securities available for sale:
U.S. Government sponsored entities	$5,691	$—	$5,691	$—
State and political subdivisions	5,192	—	5,192	—
Residential mortgage-backed securities	31,878	—	31,878	—
Corporate and other securities	10,732	—	10,732	—
Total securities available for sale	$53,493	$—	$53,493	$—

Interest rate swap agreements	1,407	—	1,407	—
Total	$1,407	$—	$1,407	$—
	Fair Value Measurements at December 31, 2016 Using
(In thousands)	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:
Assets:
Securities available for sale:
U.S. Government sponsored entities	$3,716	$—	$3,716	$—
State and political subdivisions	5,502	—	5,502	—
Residential mortgage-backed securities	21,631	—	21,631	—
Corporate and other securities	9,719	—	9,719	—
Total securities available for sale	$40,568	$—	$40,568	$—

Interest rate swap agreements	1,204	—	1,204	—
Total	$1,204	$—	$1,204	$—

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

 Impaired Collateral-Dependent Loans

The Company's assets measured at fair value on a non-recurring basis are limited to impaired loans and other real estate owned. Impaired loans are classified within level 3 of the valuation hierarchy. The fair value of impaired collateral-dependent loans is derived in accordance with FASB ASC Topic 310, “Receivables.”  Fair value is determined based on the loan’s observable market price or the fair value of the collateral, as determined through either an appraisal or evaluation process. The basis for the Company's appraisal and appraisal review process is based on regulatory guidelines and strives to comply with all regulatory appraisal laws, regulations and the Uniform Standard of Professional Appraisal Practice. All appraisals are "as is" (the property's highest and best use) valuations based on the net realizable value, which is the appraised value less any closing costs, when applicable. Partially charged-off loans are measured for impairment based upon an appraisal for collateral-dependent loans.  When an updated appraisal is received for a nonperforming loan, the value on the appraisal is discounted in the manner discussed above.  If there is a deficiency in the value after the Company applies these discounts, management applies a specific reserve and the loan remains in nonaccrual status.  The receipt of an updated appraisal would not qualify as a reason to put a loan back into accruing status.  The Company removes loans from nonaccrual status when the borrower makes six months of contractual payments and demonstrates the ability to service the debt going forward.  Charge-offs are determined based upon the loss that management believes the Company will incur after evaluating collateral for impairment based upon the valuation methods described above and the ability of the borrower to pay any deficiency.

Other real estate owned is comprised of real estate acquired by foreclosure and deeds in lieu of foreclosure. Other real estate owned is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell such property (as determined by independent appraisal) within level 3 of the fair value hierarchy. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. The fair value is reviewed periodically and subsequent write downs are made accordingly through a charge to operations. The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets.  At December 31, 2017, the valuation allowance for impaired loans was $332 thousand, an increase of $53 thousand from $280 thousand at December 31, 2016.

The following tables present the assets and liabilities subject to fair value adjustments (impairment) on a non-recurring basis carried on the balance sheet by caption and by level within the hierarchy (as described above):

	Fair Value Measurements at December 31, 2017 Using
(In thousands)	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Provision (Credit) During Period
Measured on a non-recurring basis:
Financial assets:
OREO	$426	$—	$—	$426	$(299)
Impaired collateral-dependent loans	1,126	—	—	1,126	(86)

	Fair Value Measurements at December 31, 2016 Using
(In thousands)	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Provision (Credit) During Period
Measured on a non-recurring basis:
Financial assets:
OREO	$1,050	$—	$—	$1,050	$(1,110)
Impaired collateral-dependent loans	1,767	—	—	1,767	(665)

Fair Value of Financial Instruments

FASB ASC Topic 825, “Financial Instruments,” requires the disclosure of the estimated fair value of certain financial instruments, including those financial instruments for which the Company did not elect the fair value option.  These estimated fair values as of December 31, 2017 and December 31, 2016 have been determined using available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop estimates of fair value.  The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.  The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.  The methodology for estimating the fair value of financial assets and liabilities that are measured on a recurring or nonrecurring basis are discussed above.
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

Servicing Assets

Servicing assets do not trade in an active, open market with readily observable prices.  The Company estimates the fair value of servicing assets using discounted cash flow models incorporating numerous assumptions from the perspective of a market participant including market discount rates and prepayment speeds. The Company uses the carrying value of the servicing assets to approximate the fair value.

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

Standby Letters of Credit

At December 31, 2017, the Bank had standby letters of credit outstanding of $5.6 million, as compared to $4.1 million at December 31, 2016.  The fair value of these commitments is nominal.

The table below presents the carrying amount and estimated fair values of the Company’s financial instruments not previously presented as of December 31st for the past two years:

		December 31, 2017		December 31, 2016
(In thousands)	Fair value level	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$150,254	$150,254	$105,895	$105,895
Securities (1)	Level 2	69,800	69,839	61,547	61,536
SBA loans held for sale	Level 2	22,810	25,568	14,773	16,440
Loans, net of allowance for loan losses (2)	Level 2	1,134,308	1,133,739	946,062	944,772
Federal Home Loan Bank stock	Level 2	12,863	12,863	6,037	6,037
Servicing assets	Level 3	1,800	1,800	2,086	2,086
Accrued interest receivable	Level 2	5,447	5,447	4,462	4,462
OREO	Level 3	426	426	1,050	1,050
Financial liabilities:
Deposits	Level 2	1,043,137	1,041,111	945,723	944,886
Borrowed funds and subordinated debentures	Level 2	285,310	284,117	131,310	130,319
Accrued interest payable	Level 2	436	436	430	430

(1)
Includes held to maturity commercial mortgage-backed securities that are considered Level 3 at December 31, 2016.  There were no HTM corporate securities that are considered Level 3 at December 31, 2017. At December 31, 2016, these securities had a book value of $3.8 million and a market value of $3.6 million.

(2)
Includes impaired loans that are considered Level 3 and reported separately in the tables under the “Fair Value on a Nonrecurring Basis” heading.  Collateral-dependent impaired loans, net of specific reserves totaled $1.8 million at December 31, 2017 and 2016.

20.  Condensed Financial Statements of Unity Bancorp, Inc.
(Parent Company Only)

Balance Sheets
(In thousands)	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$1,632	$1,606
Securities available for sale	278	1
Investment in subsidiaries	124,634	113,327
Premises and equipment, net	3,999	4,048
Other assets	369	185
Total assets	$130,912	$119,167
LIABILITIES AND SHAREHOLDERS' EQUITY
Loan due to subsidiary bank	$2,483	$2,566
Other liabilities	14	—
Subordinated debentures	10,310	10,310
Shareholders' equity	118,105	106,291
Total liabilities and shareholders' equity	$130,912	$119,167

Statements of Income	For the year ended December 31,
(In thousands)	2017	2016
Total interest income	$2,456	$6,964
Total interest expense	251	265
Net interest income	2,205	6,699
Gains on sales of securities	—	177
Gain on repurchase of subordinated debenture	—	994
Rental income	409	326
Other expenses	251	245
Income before provision for income taxes and equity in undistributed net income of subsidiary	2,363	7,951
(Benefit) Provision for income taxes	(15)	550
Income before equity in undistributed net income of subsidiary	2,378	7,401
Equity in undistributed net income of subsidiary	10,515	5,808
Net income	$12,893	$13,209

Statements of Cash Flows	For the year ended December 31,
(In thousands)	2017	2016
OPERATING ACTIVITIES
Net income	$12,893	$13,209
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(10,515)	(5,808)
Gains on sales of securities	—	(177)
Gain on repurchase of subordinated debenture	—	(994)
Net change in other assets and other liabilities	(80)	118
Net cash provided by operating activities	2,298	6,348
INVESTING ACTIVITIES
Purchase of land and building	(55)	(4,375)
Purchases of securities	(262)	(445)
Repayment of advances to subsidiary	—	7,230
Proceeds from sales of securities	—	769
Net cash (used in) provided by investing activities	(317)	3,179
FINANCING ACTIVITIES
Proceeds from exercise of stock options	509	550
Proceeds from capital offering	—	14,412
Proceeds from advances from subsidiaries	—	2,625
Repayment of advances from subsidiaries	(83)	(59)
Repayment of long term debt	—	(2,891)
Investment in Bank	—	(21,500)
Cash dividends paid on common stock	(2,380)	(1,524)
Net cash provided used in financing activities	(1,954)	(8,387)
Increase in cash and cash equivalents	27	1,140
Cash and cash equivalents, beginning of period	1,606	466
Cash and cash equivalents, end of period	$1,633	$1,606
SUPPLEMENTAL DISCLOSURES
Interest paid	$374	$273

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2017 and 2016 is unaudited.  However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected.

	2017
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$12,594	$13,477	$14,195	$15,044
Total interest expense	2,204	2,327	2,378	2,544
Net interest income	10,390	11,150	11,817	12,500
Provision for loan losses	250	400	500	500
Net interest income after provision for loan losses	10,140	10,750	11,317	12,000
Total noninterest income	2,204	2,021	2,008	2,037
Total noninterest expense	7,440	7,421	7,554	7,629
Income before provision for income taxes	4,904	5,350	5,771	6,408
Provision for income taxes	1,712	1,906	2,014	3,908
Net income	$3,192	$3,444	$3,757	$2,500
Net income per common share - Basic	$0.30	$0.33	$0.36	$0.23
Net income per common share - Diluted	0.30	0.32	0.35	0.23

	2016
(In thousands, except per share data)	March 31	June 30	September 30	December 31
Total interest income	$11,176	$11,487	$12,081	$12,280
Total interest expense	2,189	2,145	2,208	2,225
Net interest income	8,987	9,342	9,873	10,055
Provision for loan losses	200	400	420	200
Net interest income after provision for loan losses	8,787	8,942	9,453	9,855
Total noninterest income	4,280	2,234	2,173	2,373
Total noninterest expense	6,607	6,728	6,993	7,303
Income before provision for income taxes	6,460	4,448	4,633	4,925
Provision for income taxes	2,255	1,624	1,613	1,765
Net income	$4,205	$2,824	$3,020	$3,160
Net income per common share - Basic	$0.45	$0.30	$0.32	$0.33
Net income per common share - Diluted	0.44	0.30	0.32	0.32

All net income per share figures shown above have been adjusted for the 10% stock dividend paid September 30, 2016.

Selected Consolidated Financial Data

	At or for the years ended December 31,
(In thousands, except percentages)	2017	2016	2015	2014	2013
Selected Results of Operations
Interest income	$55,310	$47,024	$41,651	$37,418	$33,954
Interest expense	9,453	8,767	7,660	7,306	6,529
Net interest income	45,857	38,257	33,991	30,112	27,425
Provision for loan losses	1,650	1,220	500	2,550	2,350
Noninterest income	8,270	11,060	7,729	6,679	6,604
Noninterest expense	30,044	27,631	26,852	24,688	23,997
Provision for income taxes	9,540	7,257	4,811	3,145	2,567
Net income	12,893	13,209	9,557	6,408	5,115
Preferred stock dividends and discount accretion	—	—	—	—	988
Income available to common shareholders	12,893	13,209	9,557	6,408	4,127
Per Share Data
Net income per common share - Basic	$1.22	$1.40	$1.03	$0.75	$0.50
Net income per common share - Diluted	1.20	1.38	1.02	0.74	0.48
Book value per common share	11.13	10.14	8.45	7.60	6.86
Market value per common share	19.75	15.70	11.34	8.57	6.96
Cash dividends declared on common shares	0.23	0.18	0.13	0.09	0.03
Selected Balance Sheet Data
Assets	$1,455,496	$1,189,906	$1,084,866	$1,008,788	$921,118
Loans	1,170,674	973,414	888,958	761,825	678,701
Allowance for loan losses	(13,556)	(12,579)	(12,759)	(12,551)	(13,141)
Securities	69,800	61,547	71,336	80,082	107,514
Deposits	1,043,137	945,723	894,493	794,341	738,698
Borrowed funds and subordinated debentures	285,310	131,310	107,465	140,465	122,465
Shareholders' equity	118,105	106,291	78,470	70,123	57,173
Common shares outstanding	10,615	10,477	9,279	9,227	8,335
Performance Ratios
Return on average assets	1.02%	1.17%	0.96%	0.70%	0.61%
Return on average equity	11.47	15.37	12.92	10.28	7.22
Average equity to average assets	8.85	7.59	7.42	6.80	7.91
Efficiency ratio	55.57	56.51	64.41	67.90	71.34
Dividend payout	18.33	13.04	12.50	12.35	5.66
Net interest spread	3.57	3.36	3.42	3.35	3.34
Net interest margin	3.83	3.58	3.63	3.53	3.53
Asset Quality Ratios
Allowance for loan losses to loans	1.16%	1.29%	1.44%	1.65%	1.94%
Allowance for loan losses to nonperforming loans	452.77	173.82	175.74	110.41	85.98
Nonperforming loans to total loans	0.26	0.74	0.82	1.49	2.25
Nonperforming assets to total loans and OREO	0.29	0.85	0.99	1.64	2.34
Nonperforming assets to total assets	0.23	0.70	0.82	1.24	1.73
Net charge-offs to average loans	0.06	0.15	0.04	0.44	0.63
Capital Ratios - Company
Leverage Ratio	9.37%	9.73%	8.82%	8.71%	8.08%
Common Equity Tier 1 risk-based capital ratio	10.81	11.49	9.37	n/a	n/a
Tier 1 risk-based capital ratio	11.75	12.58	11.18	11.57	10.74
Total risk-based capital ratio	12.87	13.84	12.43	12.83	11.99
Capital Ratios - Bank
Leverage Ratio	9.03%	9.50%	7.95%	7.80%	7.02%
Common Equity Tier 1 risk-based capital ratio	11.33	12.23	10.08	n/a	n/a
Tier 1 risk-based capital ratio	11.33	12.23	10.08	10.37	9.33
Total risk-based capital ratio	12.50	13.48	12.36	12.80	11.88